Form 20-F
period 2000-03-31
NEC CORP
filed 2000-09-28
CIK 72127

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                March 31, 2000
Commission file number                   0-12713

                          NIPPON DENKI KABUSHIKI KAISHA
             (Exact name of Registrant as specified in its charter)

                                 NEC CORPORATION
                 (Translation of Registrant's name into English)

                                      JAPAN
                 (Jurisdiction of incorporation or organization)

                   7-1, Shiba 5-chome, Minato-ku, Tokyo,Japan
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None.



Securities registered or to be registered pursuant to Section 12(g) of the Act:

       American Depositary Receipts evidencing American Depositary Shares each representing five shares of Common Stock
             (par value 50 Japanese yen per share) of the Registrant
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None.

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   1,628,819,840 shares of Common Stock (par value 50 Japanese yen per share)

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X                No

           Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    Item 18 X

           In this report, references to "NEC" are to NEC Corporation and references to the "Company" are to NEC and its consolidated subsidiaries. There were 127 consolidated subsidiaries in 1996, 128 in 1997, 131 in 1998, 162 in 1999, and 165 in 2000. NEC's fiscal year runs from April 1 until the following March 31; in this report, references to a year are, unless the context does not so permit, references to the fiscal year of NEC ending on March 31 in the year referred to. Also in this report "yen" and "JPY" mean the currency of Japan; "dollars" and "$" mean the currency of the United States of America; and "Share" or "Shares" means share or shares of common stock of NEC.

           Unless otherwise specifically indicated, dollar amounts provided herein are translated from yen, for convenience only, at the rate of JPY103 = $1, the approximate rate of exchange on March 31, 2000. The noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York on September 8, 2000 was JPY106.03 = $1.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           Certain of the statements made in this report are forward-looking statements involving risks and uncertainties. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in the Company's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, the Company's services and products in the marketplace; the Company's ability to continue to win acceptance of its services and products in these highly competitive markets; and movements of currency exchange rates, particularly the rate between the yen and the U.S. dollar in which the Company makes significant sales.

ITEM 1.    DESCRIPTION OF BUSINESS
-------

GENERAL
-------

           The Company is engaged in the Internet solution business, including the manufacture and sale of computer systems, industrial electronic systems, communications systems, electron devices and software.

           NEC was incorporated in Japan on July 17, 1899 as a joint venture company between Western Electric Company ("Western Electric") of the United States and two Japanese individuals. Initially, NEC functioned as a sales agent for telephone equipment manufactured by Western Electric, but it soon commenced production of similar equipment in Japan.

           In 1925, Western Electric's interests in its foreign affiliates, including NEC, were sold to International Telephone & Telegraph Corporation ("ITT"). In 1932, the Sumitomo family holding company acquired a substantial stock interest in NEC, which was sold to the public in 1948 (following the passage of Japanese anti-monopoly laws). ITT's shareholding was successively reduced from 1958, being finally completely sold during 1978.

           In 1977, NEC announced its concept of the integration of computer and communications ("C&C") products and technology applied to various multimedia products and services, supported by semiconductor and software technology. Since then, the Company has focused on its research, development and engineering activities for various C&C-oriented technologies and products, the strengthening of its marketing and service networks worldwide, and the upgrading and rationalizing of its production facilities both in Japan and overseas. As a result of such activities, the Company has become an international supplier of information/communications systems (comprising communications systems and equipment, and computers and industrial electronic systems) as well as electron devices.

           During 2000, the Company stepped up the pace of allocating resources to the high-potential Internet solution business. NEC's management believes that the Internet will evolve into a network encompassing mobile communications, digital broadcasting, and home networks. NEC's management also believes that society is rapidly evolving into an Internet-based society, as networks quickly convert to broadband and mobile applications. Under the Company's new concept, "Invitation to the Internet", the Company intends to respond to, and take advantage of, these trends by making Internet solution business its core business.

           At the same time, while focusing its resources on Internet solution business, the Company took many actions in order to bring about fundamental reforms in the Company's management structure, business structure, cost structure and financial structure.

MANAGEMENT STRUCTURE:

(a) In April 2000, the Company realigned its operations into the following three in-house companies and a corporate headquarters to create a framework with the agility to respond to changing market undercurrents.

           NEC Solutions:               is primarily engaged in (i) the
                                        provision of various services, including systems integration services and
                                        Internet services and (ii) the
                                        manufacture and sale of computer
                                        systems, mainly for corporate and
                                        individual customers;

           NEC Networks:                is primarily engaged in the manufacture
                                        and sale of communications systems and
                                        equipment mainly for network operators;

           NEC Electron Devices:        is primarily engaged in the manufacture
                                        and sale of semiconductors and other
                                        electron devices for equipment
                                        manufacturers.

           Under this new structure, each in-house company provides Internet solutions responding to the needs and requirements of the respective markets and customers which it serves and is responsible for all activities relating to its specified business area including design, manufacturing, sales and other operational activities. The corporate headquarters is charged exclusively with formulating company-wide strategies including Internet business plans, conducting fundamental R&D and providing support to the in-house companies. NEC's management believes that this structure will facilitate quick-decision making which is essential in responding to a rapidly evolving global marketplace.

(b) In addition, in order to delineate more clearly the supervisory function of the Board of Directors and the implementation of its strategy, in April 2000 NEC introduced a corporate officer system and reduced the number of its Directors by approximately one-half. Corporate officers of each in-house company have responsibility for the operations of that in-house company while the Board of Directors oversees such execution of operations and decides upon the main strategies for the Company.

BUSINESS STRUCTURE:

           As a part of the Company's reorganization of its business operations, several unprofitable operations were restructured during 2000. Among the major actions were the following:

           (a) The Company withdrew from the personal computer ("PC") business for the consumer market in North America, which had been conducted through Packard Bell NEC, Inc.(1) (collectively with its consolidated subsidiaries referred to herein as "PBN" unless the context otherwise requires). The Company's PC business in North America is now focused only on corporate customers.

           (b) The business of NEC Home Electronics, Ltd. ("NECHE") which was mainly related to products such as monitors, CD-ROM drives and liquid crystal display ("LCD") projectors and, to a lesser extent, consumer electronics appliances, was restructured as follows:

                    (i)  Monitor business:

                         Display monitor operations were transferred to NEC-Mitsubishi Electric Visual Systems Corporation, which was established in January 2000 by NEC and Mitsubishi Electric Corporation.

                    (ii) Lighting business:

                         NEC Lighting, Ltd. was established in January 2000 to take over lighting business.

                    (iii) Image Interface business:


--------
(1) In April 2000, Packard Bell NEC, Inc. changed its name to
    PB Electronics, Inc.

                          NEC Viewtechnology, Ltd. was established in January 2000 to take over image interface business such as LCD projectors.

                    (iv) Optical Media business:

                         Optical media business such as CD-ROM drives was transferred to NEC in April 2000.

           (c) The consumer appliances rental business, which had been carried out by NEC Home Electronics Lease Co., Ltd., was sold to ORIX Corporation.

COST STRUCTURE:

           There was a net reduction in employment of approximately 7,000 persons, excluding the effect of newly consolidated companies. Furthermore, the Company was more selective in R&D activities and more focused in capital expenditures. As a result, fixed expenses were reduced from 44 percent to 40 percent of net sales in 2000.

FINANCIAL STRUCTURE:

           The Company was able to significantly reduce interest-bearing debt in 2000 from 2.56 to 2.00 times equity. Among the many actions behind this achievement was the securitization of NEC's head office building and associated land. This securitization scheme was implemented in February 2000 and proceeds from the transaction under the scheme were approximately JPY90,000 million.

           Other factors responsible for the reduction in interest-bearing debt were higher earnings; an increase in inventory turnover; securitization of accounts receivables; sale of securities; and the use of operating leases for some semiconductor-related capital expenditures.

SERVICES AND PRODUCTS
---------------------

           The following table shows the breakdown of the Company's net sales by operating segment for each of the three years ended March 31, 2000. NEC adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131 "Disclosure about Segments of an Enterprise and Related Information" from the fiscal year ended March 31, 2000. As a result, financial results are reported using the operating segment configuration as described below, and the results of the fiscal years ended March 31, 1998 and 1999 were restated to conform with the requirements.

                                   (in millions of yen and millions of dollars)
Year ended March 31,              1998              1999              2000           2000
-------------------------------------------------------------------------------------------
Net Sales
-------------------------------------------------------------------------------------------
 NEC Solutions
     External customers      JPY1,734,171      JPY1,915,682      JPY2,138,161      $ 20,759

     Intersegment              JPY140,728        JPY120,971        JPY132,464      $  1,286

     Total                   JPY1,874,899      JPY2,036,653      JPY2,270,625      $ 22,045
-------------------------------------------------------------------------------------------
 NEC Networks
     External customers      JPY1,670,103      JPY1,458,612      JPY1,422,302      $ 13,809

     Intersegment              JPY149,482        JPY123,557        JPY105,456      $  1,024

     Total                   JPY1,819,585      JPY1,582,169      JPY1,527,758      $ 14,833
-------------------------------------------------------------------------------------------
 NEC Electron Devices
     External customers        JPY918,001        JPY830,434        JPY881,895      $  8,562

     Intersegment              JPY233,311        JPY214,450        JPY240,895      $  2,339

     Total                   JPY1,151,312      JPY1,044,884      JPY1,122,790      $ 10,901
-------------------------------------------------------------------------------------------
 Others
     External customers        JPY578,847        JPY554,684        JPY549,089      $  5,331

     Intersegment              JPY204,734        JPY166,859        JPY174,822      $  1,697

     Total                     JPY783,581        JPY721,543        JPY723,911      $  7,028
-------------------------------------------------------------------------------------------
 Eliminations                JPY(728,255)      JPY(625,837)      JPY(653,637)      $ (6,346)
-------------------------------------------------------------------------------------------
Consolidated Total           JPY4,901,122      JPY4,759,412      JPY4,991,447      $ 48,461
-------------------------------------------------------------------------------------------


(a) NEC SOLUTIONS:

           NEC Solutions provides software and services, including systems integration services, Internet services, outsourcing services and computer maintenance services. NEC Solutions also designs and manufactures a full range of computers, consisting of PCs, mainframe computers, server computers, workstations, supercomputers, terminals, data storage products and other equipment. NEC Solutions constructs core information systems for customers using Internet technology and supports customers in conducting business such as e-commerce through its Internet solution framework

"iBestSolutions".

Systems Integration Services and Software

           NEC Solutions' systems integration services include information technology consulting services on ERP (Enterprise Resource Planning), CRM (Customer Relationship Management), SCM (Supply Chain Management) and others, system designing, project management, and development and evaluation of computer systems. NEC Solutions develops and provides software products primarily to users of the Company's computers. Software products include operating systems, middleware such as "OpenDIOSA" for managing large-scale distributed data processing systems, and application software such as software packages for ERP.

Internet Services and Other Services

           NEC Solutions conducts Internet service business through "BIGLOBE", which is one of the largest Internet service providers in Japan in terms of number of subscribers. With access points located throughout Japan, BIGLOBE provides its users with speedy and efficient access to the Internet. BIGLOBE also provides various services, including contents provisions services mainly for individuals and ASP (Application Service Provider) services for corporate customers. NEC Solutions also provides outsourcing services to manage and operate its customers' computer systems mainly for customers in the manufacturing, distribution and banking industries.

Platforms

           NEC Solutions manufactures (i) the Parallel ACOS series of mainframe computers, which employs parallel processing technology,(ii) server computers and workstations that run the UNIX operating system and Microsoft's Windows NT operating system (both of which the Company uses under license), (iii) the SX-series of supercomputers which is designed to meet intensive, high-speed processing requirements in areas such as weather forecasting, structural analysis and fluid dynamics and (iv) other industry-oriented workstations such as ATM (automated bank-teller machines) and data storage products. NEC's management believes that the Company is the largest supplier of PC servers in Japan.

(b) NEC NETWORKS:

           NEC Networks manufactures and sells a full range of communications systems and equipment comprising of (i) optical network systems, (ii) network systems such as switching systems (including Internet Protocol ("IP") network-related equipment), (iii) mobile network and wireless communications systems, (iv) mobile terminals and (v) other communications system and equipment.

NEC's management believes that the Company is the largest Japanese manufacturer of communications systems and equipment and is one of the world's major suppliers of such products. Under its next-generation network concept "Progressive Unity", which NEC announced in June 1999, NEC Networks supplies solutions, including those enabling customers to migrate to next generation networks while at the same time enabling them to make efficient use of their existing equipment, thereby responding to the many different needs of its customers.

Optical Network Systems

           NEC Networks designs and manufactures a wide range of optical network systems and equipment capable of processing a large volume of information, including voice, data and video for use in local and global communication networks. NEC Network's optical network products include fiber-optic transmission systems such as Wavelength Division Multiplexing ("WDM") systems, synchronous digital hierarchy ("SDH") / synchronous optical network (SONET) systems, fiber-optic submarine cable systems, wired access systems such as asymmetrical digital subscriber line ("ADSL") systems, cable modems, CATV (cable television) systems and teleconferencing systems. NEC's management believes that the Company is the largest manufacturer in Japan of optical network systems, and is also a leading supplier of optical network systems.

Network Systems (including IP Network-related Equipment)

           NEC Networks designs and manufactures public switching systems such as digital central office switching systems, packet switching systems, asynchronous transfer mode ("ATM") switching systems and PBXs (private branch exchanges) as well as IP network-related equipment such as routers and network servers. NEC's management believes that the Company is a leading supplier of public switching systems in the world. The Company has sold such systems to customers in more than 70 countries.

Mobile Network and Wireless Communications Systems

           NEC Networks produces a wide variety of mobile network systems and equipment, including base stations, mobile switching systems and network management systems. NEC Networks has developed wideband code division multiple access ("W-CDMA") systems, which will be one of the systems based on the IMT-2000 standard for third generation mobile communications systems. NEC has been selected by NTT DoCoMo, Inc. ("NTT DoCoMo") as one of the suppliers of W-CDMA systems for its service which is scheduled to start in Japan by the end of May 2001. NEC Networks also manufactures wireless communications systems, including terrestrial and satellite microwave communications systems, and wireless access systems such as wireless LAN (local area network) and

FWA (fixed wireless access), and has sold these systems in more than 120 countries.

Mobile Terminal

           NEC Networks manufactures mobile terminals such as cellular phones, including cellular phones tailored to the "i-MODE" service, the Internet connecting service provided by NTT DoCoMo, and personal handy phone systems ("PHS") handsets. NEC's management believes that the Company is one of the major suppliers of cellular phones in Japan.

Other Systems

           NEC Networks also produces (i) broadcast equipment, including analog and digital, (ii) terrestrial and satellite broadcast equipment, (iii) aircraft electronic equipment and (iv) space electronic equipment, including satellites and satellite transponders. NEC Networks' industrial electronic systems include, among others, communications network control systems and postal automation systems.

(c) NEC ELECTRON DEVICES

           NEC Electron Devices manufactures and sells semiconductors, including integrated circuits ("ICs") and large-scale integrated circuits ("LSIs"), and other electron devices, including display panels and electronic components. Semiconductors and other electron devices constitute key components in computers, communications equipment, industrial electronic systems and also in consumer electronics products such as audiovisual equipment and video game units.

Semiconductors

           Approximately 75 percent of the Company's sales of this category of products is composed of semiconductors, such as (i) memories, including dynamic random access memories ("DRAMs") and static random access memories ("SRAMs"),
(ii) microcomponents, including microprocessors and microcontrollers, (iii) digital logic ICs, including application specific integrated circuits ("ASICs"),
(iv) analog ICs, and (v) general-purpose semiconductors such as transistors and diodes. NEC's management believes that the Company is the second largest producer in the world of semiconductors and is a major supplier of 128Mbit synchronous and Rambus DRAMs (advanced types of DRAMs), microcomponents and ASICs. Pursuant to NEC Electron Devices' strategy of forming alliances with third-parties to accelerate development of new products and to share the risks of such development, NEC established a joint venture company with Hitachi, Ltd. to develop 0.13-micron process technology and to market new advanced types of DRAMs such as 256Mbit and 512Mbit DRAMs employing such process technology.

Display

           NEC Electron Devices' display panels include thin-film transistor ("TFT") color LCDs and color plasma display panels ("PDPs"). NEC Electron Devices produces a wide range of TFT color LCDs in terms of size and quality to be used in display monitors, PCs, and industrial equipment such as testing and medical equipment. NEC's management believes that the Company is a major producer of TFT color LCDs in the world.

Electronic Components and Car Electronic Products

           NEC Electron Devices produces (i) electronic components such as batteries, capacitors, printed wiring boards and relays, and (ii) car electronic products such as system LSIs for engine control and module for anti-lock braking systems (ABS), airbags and other electronically controlled systems.

(d) OTHERS

           Others include manufacture and sale of monitors, LCD projectors, measuring and testing systems, and consumer electronic products, as well as installation and maintenance of communications systems and equipment.

SALES AND DISTRIBUTION
----------------------

           The Company distributes its products directly and indirectly through dealers and wholesalers, and also from time to time through trading companies when making export sales. The Company has more than 400 sales offices in Japan with a domestic sales force of more than 17,000 persons. In addition, the Company maintains more than 110 overseas sales offices with a overseas sales force of approximately 3,200 persons. During 2000, approximately 30 percent of the Company's net sales were made to customers outside Japan.

(a) NEC SOLUTIONS

           The Company sells the majority of its PCs to various customers through dealers and wholesalers. Large-sized computer systems are generally sold directly to customers by the Company's sales force supported by the Company's engineering staff. Customers for these products include industrial and commercial enterprises, governmental and other public agencies, and medical and educational establishments. The relevant system or equipment is, in the case of specific installations, supplied to meet individual orders or, in the case of standard equipment, supplied from stock. The Company also provides systems integration services to its customers through each of its industry-focused systems integration divisions, which have experience and know-how concerning their respective sectors.

(b) NEC NETWORKS

           The majority of domestic sales of its communications systems and equipment is made directly by the Company, the balance of such sales being effected through dealers and wholesalers. Overseas sales of such products are either effected by the Company directly or through trading companies. Sales of larger-sized communications systems are generally made pursuant to specific customer orders, the majority of such customers being public telecommunications operators, national agencies, and broadcasting companies.

(c) NEC ELECTRON DEVICES

           Most of the domestic sales of its electron devices are made to equipment manufacturers and other customers through dealers. Overseas sales of these products are effected through the Company's overseas sales subsidiaries. Customers of these products consist of computer manufacturers, communications equipment makers, consumer electronics manufacturers, the automobile industry, instrument makers and other electronic product manufacturers.

           The following table shows the Company's net sales by market for each of the three years ended March 31, 2000.

                                                            Year ended March 31,
                                     ------------------------------------------------------------------------
                                          1998                   1999                  2000              2000
                                          ----                   ----                  ----              ----
                                          (in millions of yen and millions of dollars, except percentages)
Markets

  Domestic                             JPY 3,737,029         JPY 3,312,440         JPY 3,489,047        $33,874
  Percentage of Net Sales                         76%                   70%                   70%            70%

  Overseas
    North America                          --                  JPY 524,447           JPY 568,774        $ 5,522
    Percentage of Net Sales                                             11%                   11%            11%

    Others                             JPY 1,164,093           JPY 922,525           JPY 933,626        $ 9,065
    Percentage of Net Sales                       24%                   19%                   19%            19%

Total Net Sales                        JPY 4,901,122         JPY 4,759,412         JPY 4,991,447        $48,461

Note: Net sales for North America in the year ended on March 31, 1998 was included in Others.

CUSTOMERS
---------

           Sales to one of the Company's major customers accounted for approximately 12.6 percent, 10.6 percent and 11.6 percent of sales for years ended March 31, 1998, 1999 and 2000, mainly in NEC Networks and NEC Solutions segments.

RESEARCH AND DEVELOPMENT
------------------------

           Since the establishment in 1939 of its first research laboratory, the Company has consistently recognized the importance of its R&D activities. The Company's R&D expenditures during 1998, 1999 and 2000 amounted to JPY381,239 million, JPY346,215 million and JPY315,163 million ($3,060 million), respectively, representing 7.8 percent, 7.3 percent and 6.3 percent of the Company's net sales for such years. R&D expenditure during 2000 can be broken down by operating segments into: NEC Solutions - JPY66,642 million; NEC
Networks - JPY112,098 million; NEC Electron Devices - JPY80,037 million; and Others - JPY56,386 million. NEC's management believes that dedicated R&D activities are crucial to sustain competitiveness.

           With the introduction of the in-house company system in April 2000, NEC reorganized its R&D structure. NEC shifted a number of R&D staff from the former corporate research, software development and production engineering laboratories to each in-house company to speed up product and technology development and created NEC Laboratories, its corporate research arm which consists of various specialized laboratories located in Japan, the United States and Europe.

           Each in-house company conducts, at its development divisions and development laboratories, the product and technology development closely related to its operating activities, responding to the needs of its targeted markets.

           The task of NEC Laboratories is to conduct fundamental medium and long-term R&D activities concerning innovative core technologies which will form the basis for the Company's future operations and new technologies common to all of the in-house companies' businesses. NEC Laboratories are engaged in, among other things, research in the following areas: computers and communications, including Internet systems, network and multimedia processing; functional devices and materials, including display devices, large capacity electronic storage systems and lithium-ion rechargeable batteries; system devices and fundamental research into silicon LSIs, optical devices and carbon nanotubes.

PATENTS AND LICENSES
--------------------

           The Company holds approximately 85,000 patents issued under Japanese and other laws and has a large number of Japanese and foreign patent applications. The Company also has licenses under Japanese and foreign patents from many companies and individuals. In some cases, such licenses are included in technical assistance agreements with the licensors. Such licenses and agreements cover a wide range of products and components. In addition, the Company owns and has licenses to use certain copyrights.

           NEC has granted licenses to, and entered into technical assistance agreements with, various Japanese and foreign companies. In some instances, cross-licenses of their respective patents are entered into between NEC and other entities.

           Although NEC's management considers its various patents, copyrights, licenses and technical assistance agreements to be important to the Company's operations, NEC's management does not believe that the continuation of any single patent or group of related patents or any copyrights or of any license or technical assistance agreement is essential to the conduct of any significant part of the Company's present business.

RAW MATERIALS AND COMPONENTS
----------------------------

           The Company purchases raw materials and components from many domestic and overseas suppliers, and it believes that it is not dependent on any single third-party source of supply for any raw materials or components essential to any significant part of its business. It should be noted, however, that the price and quantity of raw materials purchased by Japanese industry depend to a great extent upon prevailing world markets since Japan imports a significant portion of its raw materials from abroad. During 2000, the Company did not experience any difficulty in obtaining, on acceptable terms, any raw materials, parts, machines or tools which materially affect the operation of its business, and does not presently foresee any such difficulty.

COMPETITION
-----------

           The markets in which the Company sells its services and products are highly competitive, both in Japan and overseas in terms of quality, reliability, price, technological advancement and the ability to meet customer delivery needs and changes in market requirements.

           NEC's management believes that the Company will be able to maintain and enhance its position in a world market characterized by increasing demand and applications for Internet-related services and products due to the Company's experience, skills and expertise as a leading provider of Internet solutions, dedicated to meeting the specialized needs of its customers in the key computer, communication and electron device industries, and its technological achievements and market position, as reinforced by its continuing R&D programs and its marketing efforts.

EMPLOYEES
---------

           At March 31, 2000, the Company had 154,787 employees, approximately 151,830 of which were permanent employees. Approximately 50 percent of the permanent employees of the Company are union members. Since 1952, NEC has had a comprehensive labor contract with the NEC Labor Union covering, in general, conditions of employment other than salaries, wages, bonuses and retirement benefits. This contract, which provides that all of NEC's permanent employees except management and certain other specified personnel must become union members, has been renegotiated from time to time, and the present agreement lasts until March 31, 2002. The permanent employees of NEC's consolidated subsidiaries are covered by separate labor contracts. NEC's management believes that the Company's labor-management relations are good.

ENVIRONMENTAL REGULATIONS
-------------------------

           The Company's manufacturing facilities are subject to various laws and regulations designed to protect the environment from plant wastes. NEC's management is not aware of any material non-compliance by the Company with the requirements of such laws and regulations and does not expect that the cost of complying with foreseeable requirements will have a material effect on the Company's financial position or the results of its operations.

ITEM 2.    DESCRIPTION OF PROPERTY
-------

           The Company has 62 plants in Japan, and 27 plants in 13 countries (Argentina, Australia, Brazil, China, France, Ireland, Malaysia, Mexico, the Philippines, Singapore, Thailand, the United Kingdom and the United States) overseas. The Company's 10 principal plants, the products produced therein and their approximate land space and floor space as at March 31, 2000 were as follows:

Location of Plant               Land Space        Floor Space            Major Products
-----------------               ----------        -----------            --------------
                                (in square        (in square
                                 meters)            meters)
 Fuchu, Tokyo                   220,000             258,000              Computers and
                                                                         industrial electronic
                                                                         systems; communications
                                                                         equipment

Kawasaki, Kanagawa              249,000             236,000              Communications equipment;
(Tamagawa Plant)                                                         semiconductors;
                                                                         display

Sagamihara, Kanagawa            224,000             209,000              Semiconductors;
                                                                         electronic components

Abiko, Chiba                    311,000             174,000              Communications equipment

Otsu, Shiga                     227,000             168,000              Semiconductors

Yokohama, Kanagawa              156,000             138,000              Communications equipment

Kumamoto, Kumamoto              192,000             130,000              Semiconductors

Minato-ku, Tokyo                  5,000             129,000              Computer software
(Mita Plant)

Izumi, Kagoshima                165,000             118,000              Electron devices

Ichinoseki, Iwate               108,000              70,000              Communications equipment

Others                        6,270,000           1,685,000

---------------------------------------------------------------------------------------------------
Total                         8,127,000           3,315,000

           Approximately 93 percent of the above total land and 91 percent of the above total floor space are owned by the Company. NEC's management believes that equipment in the Company's plants is generally modern and adequate to carry on the Company's business.

           As at March 31, 2000, the Company's corporate research laboratories previously discussed (see Research and Development under Item 1. above) occupied 93 thousand square meters of floor space. The Company used an additional 2,066 thousand square meters of floor space mainly for administrative and sales offices. Approximately 26 percent of such additional floor space was owned by the Company.

           Certain properties of the Company are subject to mortgages securing outstanding indebtedness, and holders of certain other indebtedness have the right to become secured creditors. See Note 7 of the Notes to Financial Statements.

ITEM 3.    LEGAL PROCEEDINGS
-------

           Neither NEC nor any of its subsidiaries is a party to (nor is any of their property the subject of) any legal proceeding which, in the opinion of NEC's management, is or may be of material importance to NEC and its subsidiaries, taken as a whole, nor is any such legal proceeding of material importance known to NEC's management to be threatened by governmental authorities.

ITEM 4.    CONTROL OF REGISTRANT
-------

(a) To the knowledge of NEC, it is not, directly or indirectly, owned or controlled by any other corporation or by the Japanese or any other government.

(b)        (1)   To the knowledge of NEC, no person owns more than 10 percent of any class of its voting securities.

           (2) As of March 31, 2000, the total amount of any class of NEC's voting securities owned by the Directors and Corporate Auditors as a group was as follows:

           Title of         Identity of                                            Percent
           Class            Person or Group             Amount Owned               of Class
           -----            ---------------             ------------               --------
           Common           Directors and               441,053 shares             0.03%
           Stock            Corporate Auditors
                            as a group

           As discussed in Item 1, in connection with the Company's reorganization of its business operations into three in-house companies, as of April 3, 2000, NEC introduced a corporate officer system and reduced the number of its Directors to approximately half.

(c) To the knowledge of NEC, there are no arrangements the operation of which may at a subsequent date result in a change in control of NEC.

ITEM 5.    NATURE OF TRADING MARKET
-------

           NEC's Common Stock (par value 50 Japanese yen per share) (shares of such Common Stock, "Shares") has been listed on the Tokyo Stock Exchange since 1925 and is currently listed on each of the five other Japanese stock exchanges. The Tokyo Stock Exchange is the principal market for the Shares.

           The following table sets forth the reported high and low sales prices of the Shares on the Tokyo Stock Exchange for each quarterly period during the last two fiscal years ended March 31, 2000:

           Fiscal                                                    Share Price
           Year                    Quarter                     High              Low
           ----                    -------                     ---------------------
                                                                       (in yen)
           1999                      1st                         1,492          1,198
                                     2nd                         1,370            874
                                     3rd                         1,071            762
                                     4th                         1,455          1,012

           2000                      1st                         1,534          1,250
                                     2nd                         2,295          1,525
                                     3rd                         2,665          1,871
                                     4th                         3,190          2,160

           NEC's American Depositary Shares, evidenced by American Depositary Receipts ("ADRs"), have been traded since 1963 in the over-the-counter market in the United States and are currently quoted in the NASDAQ system. The Bank of New York, having its corporate trust office at 101 Barclay Street, New York, N.Y. 10286, is the Depositary for NEC's ADRs. Each American Depositary Share currently represents five underlying Shares. At March 31, 2000, NEC's American Depositary Shares were held by 157 persons in the United States and approximately 0.8 percent of the outstanding Shares were represented thereby.

           The following table sets forth the reported high and low sales prices for NEC's American Depositary Shares in the NASDAQ system for each quarterly period during the last two fiscal years ended March 31, 2000:

                                                                 American Depositary
           Fiscal                                                    Share Price
           Year                    Quarter                     High                Low
           ----                    -------                     --------------------------
                                                                       (in dollars)
           1999                      1st                         57 3/4          41 15/16
                                     2nd                         48 1/2          32
                                     3rd                         46              31
                                     4th                         60 1/2          43 5/8

           2000                      1st                         63 1/8          52 1/8
                                     2nd                         106             62 3/4
                                     3rd                         125             94 5/8
                                     4th                         149 1/2        102 1/4

           The Shares are also listed on the London Stock Exchange, on the Amsterdam Stock Exchange, on the Frankfurt Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate and on the Swiss Exchanges in the form of Swiss Bearer Depositary Receipts.

ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
-------

(a)        Japanese Foreign Exchange Controls

                  Effective on April 1, 1998, the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law. Under the amended Law, all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with a minor exceptions relating to certain inward direct investments (which are not generally applicable to the Shares), now subject to post transaction reporting requirements. Acquisitions and dispositions of shares of Common Stock or American Depositary Shares by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances. Under the Foreign Exchange and Foreign Trade Law as currently in effect, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

(b)        Description of Common Stock

                  Set forth below is certain information relating to the Common Stock of NEC, including brief summaries of certain provisions of NEC's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company ("Kabushiki Kaisha") and certain related legislation.

           General

                  The presently authorized capital stock of NEC is 3,200,000,000 Shares, which may be issued with a par value or without a par value. The Commercial Code requires that Shares be in registered form. Under the Commercial Code Shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against NEC, the transferee must have its name registered in NEC's register of shareholders. All of the presently outstanding Shares of NEC are of a par value of 50 yen per Share. NEC may, by a resolution of the Board of Directors, convert par value Shares into non-par value Shares or vice versa. Shareholders are required to file their names, addresses and seals with The Sumitomo Trust and Banking Company, Limited, the transfer agent for NEC's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

                  The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the Shares. Pursuant to this system a holder of Shares is able to choose, at his discretion, to participate in this system by depositing Shares with the Japan Securities Depositary Center ("JASDEC"), the sole depositary under the system (through a participating institution, such as a securities company or bank, having a clearing account with the clearing house, if the holder is not a participating institution), and all such Shares are registered in the name of JASDEC in NEC's register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in NEC's register of shareholders. For the purpose of transferring the deposited Shares, delivery of share certificates is not required. In general, beneficial owners of deposited Shares registered in the register of beneficial owners are entitled to the same rights and benefits as the holders of Shares registered in the register of shareholders. The registered beneficial owners may exercise the rights attached to the Shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from NEC. The Shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. New Shares issued with respect to deposited Shares, including those issued upon a stock split, automatically become deposited Shares. The beneficial owners are required to file with NEC's transfer agent, principally through the relevant participating institution, the same information as is required from the registered shareholders. Beneficial owners may at any time withdraw their Shares from deposit and receive share certificates.

           Dividends

                  The Articles of Incorporation of NEC provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders, beneficial shareholders and pledgees of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among others, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of NEC and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is to be held by the end of June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to annual dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders, beneficial shareholders and pledgees who are registered in NEC's register of shareholders or beneficial shareholders at the end of each September 30, without prior shareholder approval, but subject to the limitations described below.

                  The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code NEC is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

                  (i)   its stated capital;

                  (ii)  its capital surplus;

                  (iii) its accumulated legal reserve;

                  (iv) the legal reserve to be set aside in respect of the fiscal period concerned;

                  (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above;

                  (vi) if NEC has on its balance sheet a number of Shares which NEC has acquired for the purpose of transferring the same to its Directors and/or employees but such Shares are yet to be so transferred, the book value of such Shares; and

                  (vii) if certain assets of NEC are stated at market value
                        pursuant to the provisions of the Commercial Code, the aggregate amount of the difference between their market value and acquisition cost.

                  In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of NEC's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vii) above. In addition, if NEC's shareholders have adopted a resolution for NEC's purchase of Shares for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

                  The Commercial Code, currently in effect, does not provide for "stock dividends". However, under the Commercial Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional Shares by way of a stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

                        In Japan the "ex-dividend" date and the record date for
                  dividends precede the date of determination of the amount of the dividend to be paid.

                        Under its Articles of Incorporation, NEC is not
                  obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

                  Transfer of capital surplus and legal reserve to stated capital and stock splits (free Share distributions)

                        When NEC issues new Shares, the entire amount of the
                  issue price of such new Shares is required to be accounted for as stated capital, although NEC may account for an amount not exceeding one-half of such issue price as capital surplus (subject to the remainder being not less than the total par value of the new Shares being issued). The Board of Directors may transfer the whole or any part of capital surplus and legal reserve to stated capital and grant to shareholders additional Shares free of charge by way of a stock split, without affecting the par value thereof, with reference to the whole or any part of the amount of capital surplus and legal reserve so transferred to stated capital; such additional Shares may also be granted by reference to the amount representing the portion of the issue price of Shares in excess of the par value thereof which has been accounted for as stated capital.

                        The Commercial Code permits NEC to make a partially free
                  distribution to shareholders by way of a rights issue at a subscription price per Share which is less than the par value thereof if:

                  (i) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding Shares, divided by the number of new Shares to be issued pursuant to such rights issue;

                  (ii) the sum of the net assets of NEC (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the Shares outstanding immediately after the issue of the new Shares, is at least 50 yen; and

                  (iii) the subscription rights are made transferable.

                        In order to satisfy the requirement mentioned in (i)
                  above, the Board of Directors
                  may transfer the whole or any part of capital surplus or legal reserve to stated capital.

                  General meeting of shareholders

                        The ordinary general meeting of shareholders to settle
                  accounts of NEC for each fiscal period is held in June each year in Minato-ku, Tokyo, Japan. In addition, NEC may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

                        Notice of a shareholders' meeting setting forth the
                  place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.

                        Any shareholder holding at least 300 units of Shares or
                  1 percent of the total number of outstanding Shares for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

                  Voting rights

                        A shareholder is entitled to one vote per Share subject
                  to the limitations on voting rights set forth in the following paragraph and ""Unit" share system -- Voting rights of a holder of Shares representing less than one unit" below. Except as otherwise provided by law or by NEC's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the Shares having voting rights represented at the meeting. The Commercial Code and NEC's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of outstanding Shares having voting rights. NEC's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by NEC, may not exercise its voting rights in respect of the Shares. NEC has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. NEC's shareholders also may cast their votes in writing.

                        The Commercial Code provides that in order to amend the
                  Articles of Incorporation
                  and in certain other instances, including a reduction of the stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation of a corporation requiring shareholder resolutions, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolutions for the purpose of establishing 100 percent parent-subsidiary relationships, any offering of new Shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new Shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors and/or employees rights to subscribe for new Shares if the Articles of Incorporation so permit, the quorum shall be a majority of the total number of Shares having voting rights outstanding and the approval of the holders of at least two-thirds of the Shares having voting rights represented at the meeting is required (the "special shareholders resolution").

                  Subscription rights

                        Holders of NEC's Common Stock have no pre-emptive rights
                  under its Articles of Incorporation. Authorized but unissued Shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new Shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new Shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiration thereof at least two weeks prior to the date on which such rights expire.

                        Rights to subscribe for new Shares may be made generally
                  transferable by the Board of Directors. Whether NEC will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against NEC and third parties only if NEC's prior written consent to each such transfer is obtained.

                        The Commercial Code permits a company to provide in its
                  articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. NEC's Articles of Incorporation do not contain such a provision.

                  Dilution

                        In the future it is possible that market conditions and
                  other factors might make a rights offering to shareholders at par or substantially below the market price of Shares desirable. If the number of Shares offered in a rights offering is substantial in relation to the number of Shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in NEC. If a substantial amount of stock option rights for new Shares are granted to NEC's Directors and/or employees with the exercise price below the market price of the Shares, existing shareholders' equity interest in NEC will be diluted.

                  Liquidation rights

                        In the event of a liquidation of NEC the assets
                  remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of Shares held.

                  Liability to further calls or assessments

                        All NEC's presently outstanding Shares including Shares
                  represented by the American Depositary Shares are fully paid and non-assessable.

                  Transfer agent

                        The Sumitomo Trust and Banking Company, Limited is the
                  transfer agent for NEC's Common Stock; as such transfer agent, it keeps NEC's registers of shareholders and beneficial shareholders in its office at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred Shares.

                  Record date

                        March 31 is the record date for NEC's year-end
                  dividends. The shareholders and beneficial shareholders who are registered as the holders of 1,000 Shares or more in NEC's register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, NEC may set a record date for determining the shareholders and beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

                        The price of Shares generally goes ex-dividend or
                  ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

                  Repurchase by NEC of its Common Stock

                        Except as otherwise permitted by the Commercial Code and
                  the Law of Special Exception to the Commercial Code Concerning Retirement of Shares (the "Special Retirement Law") as set out below, NEC or any of its subsidiaries cannot acquire NEC's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. NEC may acquire its Common Stock in response to a shareholder's request for purchase of his Shares representing less than one unit. See ""Unit" share system -- Rights of a holder of Shares representing less than one unit to require NEC to purchase such Shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

                        Under the Commercial Code and the Special Retirement Law
                  NEC may acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the Shares may be purchased for the purpose of retirement by resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic conditions, the business and financial condition of NEC and other factors, by the resolution of the Board of Directors):

                  (i) for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and

                  (ii) for the purpose of retirement thereof with retained earnings.

                        Acquisition by NEC of Shares for the above purposes is
                  subject to, among other things, the following restrictions:

                  (a) the number of Shares to be acquired does not exceed 10 percent of all issued and outstanding Shares (except in the case of purchase of Shares for retirement pursuant to shareholders' authorization);

                  (b) total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and

                  (c) acquisition shall be made through a stock exchange transaction or by way of tender offer.

                        NEC's shareholders gave, at the ordinary general meeting
                  of shareholders held in June 2000, an authorization for the acquisition of not exceeding 320,000 Shares for the purpose of transferring the same to all its Directors, Corporate Officers and certain upper-level employees then in office. (See Item 12.) NEC amended its Articles of Incorporation in June 1997 to purchase not exceeding 150,000,000 Shares by resolution of the Board of Directors for the purpose of retirement thereof with retained earnings. No such acquisition pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. No Board resolution has been made for this purpose.

                        The Special Retirement Law was amended in March 1998
                  enabling NEC to acquire its own Shares for the purpose of retiring the same with capital surplus by resolution of the Board of Directors if the Articles of Incorporation so provide and if the Board deems it especially necessary to do so in view of general economic conditions, the business and financial condition of NEC and other factors. The acquisition of Shares under this authorization is subject to the restriction that:

                  (x) the total amount of the purchase price does not exceed the total amount of capital surplus and accumulated legal reserve minus the amount equal to one-fourth of stated capital; and

                  (y) if the aggregate of the amounts of (i) through (vii) referred to under "Dividends" above and the amount of interim dividend distributed exceeds the net assets appearing on the balance sheets as at the latest closing of NEC's accounts, no purchase of Shares for this purpose can be made.

                    NEC's Articles of Incorporation do not so provide.

            "Unit" share system

                  Pursuant to the Commercial Code NEC has adopted 1,000 Shares as one unit of Shares.

            Transferability of Shares representing less than one unit

                  Certificates for Shares representing less than one unit may only be issued in certain limited circumstances. Since the transfer of Shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable, but the transfer may be registered in NEC's register of shareholders only if the transferee is already a registered shareholder (whether in respect of units or of Shares representing less than one unit).

                  A holder who owns ADRs evidencing less than 200 American
            Depositary Shares will indirectly own less than a whole unit. Because transfer of ADRs does not require changes in the ownership of the underlying Shares, holders of ADRs evidencing American Depositary Shares that constitute less than one unit of Common Stock are not affected by such restrictions in their ability to transfer such ADRs. However, because transfers of less than one unit of the underlying Shares are normally prohibited under the unit share system, under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying Shares for sale in Japan may only be exercised as to whole units of Common Stock. Although, as discussed below, under the unit share system holders of less than a unit have the right to require NEC to purchase their Shares, holders of ADRs evidencing American Depositary Shares that represent other than integral multiples of whole units are unable to withdraw the underlying Shares representing less than one unit and, therefore, are unable, as a practical matter, to exercise the right to require NEC to purchase such underlying Shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of Shares in lots of less than one unit.

            Rights of a holder of Shares representing less than one unit to require NEC to purchase such Shares

                  A holder of Shares representing less than one unit may at any time require NEC to
            purchase such Shares at their last reported sale price on the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on the Tokyo Stock Exchange on such day, the price at which the first sale of the Shares is effected on the Tokyo Stock Exchange thereafter, less applicable brokerage commission.

            Other rights of a holder of Shares representing less than one unit

                  A holder of Shares representing less than one unit has the following rights in respect of such Shares:

            (i)   the right to receive dividends (including interim dividends);

            (ii) the right to receive Shares and/or cash by way of a stock split or upon consolidation or subdivision of Shares, a capital decrease, merger, share exchange or Share transfer for the purpose of establishing 100 percent parent-subsidiary relationship;

            (iii) the right to be allotted subscription rights with respect to new Shares, convertible bonds and bonds with warrants to subscribe for Shares when such rights are granted to shareholders;

            (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of NEC; and

            (v) the right to require NEC to issue replacement share certificates for lost, stolen or destroyed share certificates.

                  All other rights, including voting rights, cannot be exercised with respect to Shares representing less than one unit.

            Voting rights of a holder of Shares representing less than one unit

                  A holder of Shares representing less than one unit cannot
            exercise any voting rights with respect to such Shares. In calculating the quorum for various voting purposes, the aggregate number of Shares representing less than one unit will be excluded from the number of outstanding Shares. A holder of Shares representing one or more whole units will have one vote for each such Share, except as stated in "Voting rights" above.

            Consolidation by operation of law of shares constituting one unit into one share

                  The unit share system is intended to be an interim measure with a view ultimately to achieve shares of a much higher denomination than at present. On a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. Presently it is not known when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consideration, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment. A registered holder of fractional shares may request that a company issue certificates therefor, unless its articles of incorporation provide otherwise, in which case such holder may request that the company purchase such fractional shares. Fractional shares will not carry voting rights and, unless such company's articles of incorporation provide otherwise, the entitlement thereof will be limited and will not include the right to receive dividends.

      (c)   Reporting of Substantial Shareholdings

                  The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Financial Reconstruction Commission within five business days a report concerning such shareholdings.

                  A similar report must also be made in respect of any subsequent change of 1 percent or more in any such holding with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

ITEM 7.    TAXATION
-------

           For purposes of the Income Tax Convention between the United States and Japan (the "Convention") and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs. For purposes of this discussion, a "U.S. holder" is a holder that (i) is a resident of the United States for purposes of the Convention, (ii) is a citizen of the United States, (iii) does not maintain a permanent establishment or fixed base in Japan to which ADRs or Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iv) is not otherwise ineligible for benefits under the Convention with respect to income and gain derived in connection with the ADRs or Common Stock.

Japanese Taxation of Common Stock or ADRs

           Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not capital surplus) to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.

           In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20 percent.

           Under the Convention, as currently in effect, the maximum rate of Japanese withholding tax that may be imposed on dividends paid to an eligible U.S. holder generally is limited to 15 percent of the gross amount actually distributed.

           A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends by NEC is required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through NEC to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide this application service. With respect to American Depositary Shares, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention (one before payment of dividends, the other within eight months after NEC's fiscal year-end). To claim this reduced rate, a non-resident holder of American Depositary Shares will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

           Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of

Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax. Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the decreased nor donor is a Japanese resident. Holders of Shares or ADRs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

           If NEC purchases Shares by way of a tender offer for the purpose of retirement with retained earnings as described under "Item 6. Exchange Controls and Other Limitations Affecting Security Holders (b) Description of Common Stock
- Repurchase by NEC of its Common Stock and so retires such Shares, the selling shareholders (both individuals and corporations) are in general deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the capital surplus attributable to the Shares so sold, except that if such retirement is made on or before March 31, 2002, no such dividend is deemed to have been received by any selling shareholders who are individuals but gains realized by such sales are in general subject to Japanese income tax. In addition, when Shares acquired by NEC (whether by way of a tender offer or otherwise) for the purpose of retirement with retained earnings are retired by NEC with retained earnings, the shareholders (both individuals and corporations) whose Shares were not retired are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the retired Shares (if such amount exceeds the amount of retained earnings used for the retirement, the amount of such retained earnings) and calculated in proportion to each shareholder's remaining Shares, except that if such retirement is made on or before March 31, 2002, no income tax is payable with respect to such portion deemed as a dividend. However, corporate shareholders have an option for such amount to be treated as dividend received for the purpose of corporation tax. If NEC purchases Shares for the purpose of retirement with capital surplus and so retires such Shares, the entire profits realized by the selling shareholders from such sales are treated as gains realized from ordinary sales of the Shares and is subject to income tax or corporation tax, as appropriate. In this case, no taxable event is deemed to accrue from such retirement to the shareholders existing at the time of retirement.

United States Taxation of Common Stock or ADRs

           The following is a summary of certain United States federal income tax consequences of the ownership of Common Stock or ADRs by a U.S. holder. This summary is based on United States tax laws, including the Code, and on the Convention all of which are subject to change possibly with retroactive effect.

Taxation of Dividends

           U.S. holders will include in gross income as ordinary income the gross amount of any dividends received (before reduction for Japanese withholding taxes) to the extent paid out of NEC's current or accumulated earnings and profits (as determined for United States federal income tax purposes). The dividend will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is includible in the U.S. holder's income.

           Subject to certain limitations, the Japanese tax withheld in accordance with the Convention will be creditable against the U.S. holder's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of "passive income", or in the case of certain holders, "financial services income".

Taxation of Capital Gains

           Upon a sale or other disposition of Common Stock or ADRs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis (determined in U.S. dollars) in such Common Stock or ADRs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for such Common Stock or ADRs exceeds one year. Any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

ITEM 8.    SELECTED FINANCIAL DATA
-------

           The following table shows selected financial data of the Company for each of the five years ended March 31, 2000:

                          1996               1997              1998               1999               2000            2000
                          ----               ----              ----               ----               ----            ----
                                   (in millions of yen and millions of dollars, expect per share figures)

Net sales             JPY 4,397,192     JPY 4,948,437     JPY 4,901,122      JPY 4,759,412      JPY 4,991,447       $48,461

Operating               JPY 247,802       JPY 183,781       JPY 190,404          JPY 3,139        JPY 110,414        $1,072
Income

Income (loss)           JPY 151,318       JPY 121,222        JPY 90,993       JPY (224,726)        JPY 30,183          $293
before income
taxes

Income taxes             JPY 76,376        JPY 24,900        JPY 41,514        JPY (72,988)        JPY 32,484          $315

Net income               JPY 76,665        JPY 92,838        JPY 47,417       JPY (151,261)        JPY 10,416          $101
(loss)

Per share of
common stock:

  Net income
  (loss)
    Basic                 JPY 49.66         JPY 59.86         JPY 29.78         JPY (94.49)          JPY 6.40       $(0.062)

    Diluted               JPY 44.85         JPY 52.06         JPY 27.36         JPY (94.49)          JPY 6.40       $(0.062)

  Cash dividends
  declared

    interim                JPY 5.00          JPY 5.50          JPY 5.50           JPY 5.50           JPY 3.00        $0.029

    year-end               JPY 6.00          JPY 5.50          JPY 5.50           JPY 3.00           JPY 3.00        $0.028

                                  1996            1997           1998             1999           2000           2000
                                  ----            ----           ----             ----           ----           ----
                                              (in millions of yen and millions of dollars, expect per share figures)

Per American Depositary Share,
each representing 5 Shares:
  Net income (loss)

   Basic                          JPY 248         JPY 299         JPY 149        JPY (472)        JPY 32      $    0.310

   Diluted                        JPY 224         JPY 260         JPY 137        JPY (472)        JPY 32      $    0.310

  Cash dividends
  declared

   interim                      JPY 25.00       JPY 27.50       JPY 27.50       JPY 27.50       JPY 15.00     $    0.146

   year-end                     JPY 30.00       JPY 27.50       JPY 27.50        JPY 15.0       JPY 15.00     $    0.141


At year end:

  Long-term                 JPY 1,448,749   JPY 1,416,977   JPY 1,458,856   JPY 1,931,286   JPY 1,611,504     $   15,646
  liabilities

  Total assets              JPY 4,977,808   JPY 4,940,995   JPY 5,074,478   JPY 5,045,934   JPY 4,608,964     $   44,747

  Shareholders'             JPY 1,066,494   JPY 1,105,716   JPY 1,162,287     JPY 927,345     JPY 976,853     $    9,484
  equity

  Number of                       152,719         151,966         152,450         157,773         154,787
  employees

Notes to Selected Financial Data

(a) Basic net income per Share and per American Depositary Share are computed by dividing income available to common stockholders by the weighted-average number of Shares outstanding for the period. Diluted net income per Share and per American Depositary Share assumes the dilution that could occur if securities or other contracts to issue Shares were exercised or converted into Shares, or resulted in the issuance of Shares. All prior-period net income per Share and per American Depositary Share data presented have been restated to conform with the provisions of SFAS No. 128 "Earnings per Share".

(b) Dollar amounts are translated from yen, for convenience only, at the rate of JPY 103= $1, except that cash dividends shown in U.S. dollars are based on the exchange rates at the respective payment dates, using the noon buying rates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

(c) NEC has adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" beginning with the fiscal year ended March 31, 2000, and has restated the results of fiscal years ended March 31, 1996 through 1999. Items for fiscal years ended March 31, 1996, 1997 and 1998 have not been audited.

     The following table shows yen amounts equivalent to one U.S. dollar based on the noon buying rates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York during the five years ended March 31, 2000:

                   High                Low               Average            Year-end
      1996         JPY  81.12          JPY 106.92        JPY 97.08          JPY 107.00
      1997         JPY 104.49          JPY 124.54        JPY 112.65         JPY 123.72
      1998         JPY 111.42          JPY 133.99        JPY 123.57         JPY 133.29
      1999         JPY 147.14          JPY 108.83        JPY 128.10         JPY 118.43
      2000         JPY 124.45          JPY 101.53        JPY 110.02         JPY 102.73

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
-------   RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F.

                              RESULTS OF OPERATIONS
                              ---------------------

                                                                (In millions of yen and millions of dollars)
Year ended March 31                                        1998               1999              2000             2000
Net sales                                            JPY 4,901,122       JPY 4,759,412     JPY 4,991,447       $48,461
Cost of sales                                            3,409,607           3,520,837         3,664,513        35,578
Selling, general and administrative expenses             1,301,111           1,235,436         1,216,520        11,811

Operating income                                           190,404               3,139           110,414         1,072

Income (loss) before income taxes                           90,993            (224,726)           30,183           293

Net income (loss)                                           47,417            (151,261)           10,416           101

     During fiscal 2000, the domestic economy showed a mild recovery as exports increased with the recovery of Asian economies in addition to the revival in corporate expenditures and public investments in the Japanese economy that offset the negative effects of weak spending of Japan's consumers. In the world economy, the economy of the United States continued to grow despite some uncertainties for the future, while European economies saw deceleration of growth change to expansion. Asia, meanwhile, has seen dramatic economic recovery.

     In the electronics industry, growth continued in the PC and cellular phone markets. The semiconductor and color LCD businesses also saw growth, but the communications equipment industry suffered from constrained investments by network operators in Japan.

     Under these circumstances, NEC made a decision to focus its management resources on its Internet solutions businesses and strove to market new competitive products on a timely basis to meet market needs, while promoting its systems integration businesses and the strengthening its Internet service provider operation, BIGLOBE. Furthermore, as a part of its business restructuring, the Company restructured its subsidiary NECHE. Other restructuring measures included the withdrawal from consumer PC operations in North America which had been conducted through PBN, as well as the formation of a joint venture DRAM company with Hitachi, Ltd. Through financial restructuring to further reduce fixed costs, and the securitization of its accounts receivables and of NEC's head office building, the Company has achieved a significant improvement in its financial position. The major actions taken by the Company with respect to such restructuring during 2000 are described in Item 1 (General).

     Net sales grew 5 percent over the previous fiscal year to JPY 4,991,447 million ($48,461 million). Although sales of communications equipment to network operators suffered, healthy sales of PCs and cellular phones, as well as solid sales of the semiconductors and color LCDs contributed to the growth of net sales.

     Operating income increased by JPY 107,275 million ($1,042 million) from the previous year to JPY 110,414 million ($1,072 million), chiefly owing to increased sales and continued cost reductions. Restructuring costs for such measures as the above-mentioned restructuring of NECHE and PBN, and the sale of the rental businesses of NEC Home Electronics Lease Co., Ltd. and the sale of NEC's shareholding in Nippon Electric Industry Co., Ltd., were recorded. Moreover, a loss on the refund of overcharged amounts (including interest thereof) to Japan's Defense Agency and the Defense Facilities Administration Agency, and the devaluation loss for foreign currency-denominated accounts receivables due to appreciation of the yen were also posted. On the other hand, gain on the sales of marketable securities and a gain on the securitization of NEC's head office building were posted. As a result, income before income taxes was JPY 30,183 million ($293 million), an increase of JPY 254,909 million ($2,475 million) over the previous fiscal year. Net income for the year came to JPY 10,416 million ($101 million), an increase of JPY 161,677 million ($1,570 million) over the previous year.

     The promotion of financial restructuring measures produced cash flows from operating and investing activities of JPY 548,933 million ($5,329 million). Interest-bearing debt fell by JPY 418,358 million ($4,062 million) to JPY 1,957,190 million ($19,002 million), and a debt to equity ratio of 2.00 times was achieved, a reduction of 0.56 points from the previous year.

     In April 2000, in order to provide high customer-value solutions responding to the respective market's characteristics in the face of increasingly severe competition on a global basis, the Company reorganized its business operations into three in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. In relation with such changes, the Company has revised its business segments used for reporting operating results to show results by each in-house company and subsidiaries which it is associated with. At the same time, with such objectives as clearer lines of responsibility, increased management transparency, and faster decision-making, NEC reduced the number of Directors and introduced a corporate officer system.

FISCAL 2000 COMPARED TO FISCAL 1999
-----------------------------------

Sales

     Consolidated net sales increased by 5 percent to JPY 4,991,447 million ($48,461 million). Looking at sales by operating segment, which include intersegment transactions, NEC Solutions rose by 11 percent to JPY 2,270,625 million ($22,045 million). This was mainly attributable to the fact that while sales of mainframe computers were sluggish, open-system servers and workstations turned in a solid performance, and to the steady growth of the domestic sales of PCs which was supported by the Internet boom. As for software and services, the delay in a domestic economic recovery and the Y2K problem postponed corporate investments in IT and related fields, which resulted in software and services achieving only a slight rise in sales. Furthermore, the sales increase was also due to the first full-year contributions of PBN, which was consolidated in the second half of fiscal 1999, and NEC Computer Storage Philippines, Inc., which was consolidated in the first half of fiscal 2000.

     Sales at NEC Networks decreased by 3 percent to JPY 1,527,758 million ($14,833 million). As for domestic sales, although Japan's capital investments in mobile communications infrastructure remained healthy, investments in conventional wireline network equipment declined and investments in next-generation network equipment for the large part did not solidify, resulting in the decline of domestic sale. As for overseas sales, sales of fiber-optic network equipment played a central role in delivering sound results in the United States. However, lower capital investments in the communications industry in Asia and Brazil reduced total overseas sales. Sales of cellular phones were exceptionally strong, as handsets compatible with NTT DoCoMo's "i-MODE" system in Japan and GSM handsets in Europe sold well.

     Sales of NEC Electron Devices rose by 7 percent to JPY 1,122,790 million ($10,901 million). This was attributable to the steady sales growth of semiconductors and electronic components which was supported by the demand for PCs, cellular phones and digital home appliances. Memory sales increased slightly due to the rebound in prices in the second half of the year. Other sales resulted in JPY 723,911 million ($7,028 million), which is approximately the same as last year.

     Sales denominated in foreign currencies, mainly U.S. dollars, accounted for 28 percent of net sales in fiscal 2000, which is the same level as the previous year. The effect of fluctuations of foreign currency exchange rate on the net sales has been insignificant, because the Company has implemented various measures to reduce risks from such fluctuations, such as using forward exchange contracts as well as shifting its domestic production to foreign countries.

Cost of Sales

     Cost of sales increased by JPY 143,676 million ($1,395 million) to JPY 3,664,513 million ($35,578 million). As a proportion of net sales, cost of sales decreased from 74.0 percent to 73.4 percent. A variety of factors were responsible for this improvement, including reductions in fixed costs, the benefits of more efficient supply chain management and higher sales prices for memories.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses fell by JPY 18,916 million ($184 million) to JPY 1,216,520 million ($11,811 million) and decreased from
26.0 percent to 24.4 percent of net sales. This improvement was chiefly attributable to greater selectivity in R&D investments and reductions in sales expenses, both part of actions to improve the Company's cost structure.

     R&D expenses were down 9 percent to JPY 315,163 million ($3,060 million), representing 6.3 percent of net sales. Greater selectivity in R&D programs and the resultant gains in efficiency were a major factor. Particular emphasis was placed on developing innovative technology that will be basis of businesses in Internet-related fields, a market where significant growth is foreseen.

Operating Income

     Operating income rose by JPY 107,275 million ($1,042 million) from JPY 3,139 million to JPY 110,414 million ($1,072 million). As a percentage of net sales, operating income increased from 0.1 percent to 2.2 percent.

Interest, Gain on Securities Sold, Dividends, and Other (Other Income)

     Other income increased by JPY 162,065 million ($1,573 million) over the JPY 56,379 million of the previous year to JPY 218,444 million ($2,121 million). This improvement was mainly attributable to gains on the sale of securities and a gain on the securitization of NEC's head office building.

Other Expenses

     Other expenses rose by JPY 11,359 million ($110 million) to JPY 237,028 million ($2,301 million). This primarily reflects restructuring expenses, including actions taken at NECHE and PBN, refunds to the Defense Agency and the Defense Facilities Administration Agency of Japan, and valuation losses on foreign currency denominated receivables due to the yen's appreciation.

Income Before Income Taxes

     Fiscal 2000 saw a reversal of fiscal 1999's loss before income taxes of JPY 224,726 million. The Company posted income before income taxes of JPY 30,183 million ($293 million), an improvement of JPY 254,909 million ($2,475 million). As outlined above, restructuring expenses were recorded, but there were also significant improvements in operating income and the Company recorded gains on the sales of securities and the securitization of NEC's head office building.

Equity in Earnings (Losses) of Affiliated Companies

     Equity in earnings of affiliated companies increased by JPY 16,366 million ($159 million) over the previous year to JPY 11,298 million ($110 million). This was mainly due to improvements in the performance of equity-method affiliates. Another key factor was the inclusion in fiscal 1999 of a revaluation loss at an equity-method affiliate in Brazil resulting from that country's currency devaluation.

Provision for Income Tax

     At March 31, 2000, the Company had deferred income tax assets of JPY 201,827 million ($1,959 million), after valuation allowance of JPY 38,198 million ($371 million) and deferred income tax liabilities of JPY 164,390 million ($1,596 million). Major differences between pretax earnings for financial reporting purposes and taxable income for income tax purposes were various tax credits, utilization of tax loss carryforwards and the non-deductibility of certain expenses. The total valuation allowance decreased by JPY 36,979 million ($359 million) in 2000. See Note 9 of the Notes to Financial Statements.

     In Japan, a consolidated income tax return is not accepted under Japanese tax rules and, accordingly, a subsidiary's losses cannot be offset against the income of NEC or of other subsidiaries. Japanese income tax regulations permit the carryforward of tax losses in a Japanese entity as an offset against its taxable income during the five years subsequent to the year of such losses and, accordingly, tax loss carryforwards will expire at the end of such five-year period. The valuation allowance of JPY 38,198 million ($371 million) at March 31, 2000 was comprised of (1) JPY 31,661 million ($307 million) for deferred tax assets recognized for loss carryforwards of certain consolidated subsidiaries and (2) JPY 6,537 million ($63 million) mainly for deferred tax assets related to the tax-deductible temporary differences for the current tax deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2000, tax loss carryforwards of the Company amounting to JPY 382,602 million ($3,715 million) consisted of (1) JPY 93,489 million ($908 million) related to foreign consolidated subsidiaries for which deferred tax assets and valuation allowance were recorded, amounting to JPY 33,174 million ($322 million) and JPY 8,022 million ($78 million), respectively and (2) JPY 289,113 million ($2,807 million) related to domestic companies for which deferred tax assets and valuation allowance were recorded, amounting to JPY 121,160 million ($1,176 million) and JPY 23,639 million ($229 million), respectively. In determining the amount of valuation allowance, NEC's management considers all available evidence, including such subsidiaries' respective financial condition and results of operations, future losses or income (to the extent that they can be reasonably projected), and projected future reversals of taxable temporary differences. In particular, NEC's management believes that those subsidiaries that have incurred losses and accumulated tax loss carryforwards will, in general, gradually improve their financial results in 2000 and subsequent fiscal years, although such improvement will occur at a different pace at each subsidiary and in general is not expected to occur quickly enough to allow such subsidiaries to utilize the tax loss carryforwards against which the valuation allowance has been provided.

Net Income (Loss)

     Net income for the year came to JPY 10,416 million ($101 million) compared with the net loss of JPY 151,261 million in fiscal 1999. The net income to net sales ratio was 0.2 percent, and the ROE was 1.1 percent. Basic net income per share was JPY 6.4 ($0.062), and diluted net income per share was JPY 6.4 ($0.062).

FISCAL 1999 COMPARED TO FISCAL 1998
-----------------------------------

Sales

     Net sales for fiscal 1999 decreased by 3 percent to JPY 4,759,412 million. By operating segment, which include intersegment transactions, NEC Solutions rose by 9 percent to JPY 2,036,653 million. The increase in sales, despite the lower demand due to Japan's poor economic conditions, was largely attributable to the consolidation of the results of PBN in the second half of the fiscal year. The systems integration business slightly increased despite the soft demand for information systems caused by poor economic conditions in Japan. Sales at NEC Networks decreased by 13 percent to JPY 1,582,169 million. The decline in sales was mainly attributable to the lower investments by Japanese communications carriers and weak demand for network equipment from corporate customers reflecting Japan's prolonged economic slump. Sales of NEC Electron Devices were down by 9 percent to JPY 1,044,884 million. This was the result of a drop in memory prices and lower demand for microcomputers and ASICs for consumer electronics products in Japan and Asia. Sales of others decreased by 8 percent to JPY 721,543 million.

     Sales denominated in foreign currencies, mainly U.S. dollars, accounted for 28 percent of net sales in 1999, up from 22 percent in 1998, due largely to the decline in domestic sales mentioned above, while overseas sales mentioned above increased, under the severe market condition. The effect of fluctuations of foreign currency exchange rate on the net sales has been insignificant, because the

Company has implemented various measures to reduce risks from such fluctuations, such as using forward exchange contracts as well as shifting its domestic production to foreign countries.

Cost of Sales

     Cost of sales increased from 69.6 percent to 74.0 percent of net sales because of a sales decline in memories caused by a price drop. The increase in the ratio of fixed costs to net sales mainly caused by the sales decline in communications systems and equipment in the domestic market also contributed to the increase in ratio of cost of sales to net sales.

Selling, General and Administrative Expenses

     These expenses decreased by 5 percent despite the consolidation of PBN in the second half of the fiscal year. The ratio of expenses to net sales declined from 26.5 percent to 26.0 percent. This was accomplished because of the benefits of ongoing efforts to control overhead expenses.

Operating Income

     Operating income fell from JPY 190,404 million to JPY 3,139 million, primarily a reflection of the decline in sales. By operating segment, operating income of NEC Solutions decreased 13 percent to JPY 47,325 million, mainly because of the consolidation of PBN. Operating income of NEC Networks dropped by 50 percent to JPY 81,023 million, due to the deceased sales of communications systems and equipment. NEC Electron Devices had an operating loss of JPY 54,450 million compared with operating income of JPY 54,118 million in the previous fiscal year caused mainly by a rapid fall in memory prices and a decrease in orders for microcomputers and ASICs. Earnings in this segment were further negatively impacted by a decline in sales prices of color display tubes and start-up expenses in the PDP business. The operating loss from others increased JPY 6,556 million, to JPY 9,444 million.

Other Expenses

     The "Other" component of costs and expenses increased from JPY 107,718 million to JPY 225,669 million. This was mostly the result of restructuring charges involving PBN and NECHE and of losses on the revaluation of foreign currency-denominated receivables due to the yen's appreciation.

Minority Interest in Consolidated Subsidiary Companies

     As a result of losses due to difficult operating conditions at consolidated subsidiaries with less than 100 percent ownership, mainly in Japan minority interest resulted in reduction of the minority interest in consolidated subsidiaries of JPY 5,545 million, an addition of JPY 8,384 million compared to the minority interest increase in the minority interest in consolidated subsidiaries of JPY 2,839 million in the previous fiscal year.

Equity in Earnings (Losses) of Affiliated Companies

     Equity in losses of affiliated companies was JPY 5,068 million, as compared to equity in earnings of JPY 777 million in the previous fiscal year. This was primarily attributable to a revaluation loss at an equity-method affiliate in Brazil resulting from that country's currency devaluation and switch to a floating exchange rate.

Provision for Income Taxes

     At March 31, 1999, the Company had deferred income tax assets of JPY 230,357 million after valuation allowance of JPY 75,177 million and deferred income tax liabilities of JPY 132,056 million. Major differences between pre-tax earnings for financial reporting purposes and taxable income for income tax purposes were various tax credits, utilization of tax loss carryforwards and the non-deductibility of certain expenses. The total valuation allowance increased by JPY 10,019 million in 1999. See Note 9 of the Notes to Financial Statements.

     In Japan, a consolidated income tax return is not accepted under Japanese tax rules and, accordingly, a subsidiary's losses cannot be offset against the income of NEC or of other subsidiaries. Japanese income tax regulations permit the carryforward of tax losses in a Japanese entity as an offset against its taxable income during the five years subsequent to the year of such losses and, accordingly, tax loss carryforwards will expire at the end of such five-year period. The valuation allowance of JPY 75,177 million at March 31, 1999 was comprised of (1) JPY 71,248 million for deferred tax assets recognized for loss carryforwards of certain consolidated subsidiaries and (2) JPY 3,929 million mainly for deferred tax assets related to the tax-deductible temporary differences for the current tax deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 1999, tax loss carryforwards of the Company amounting to JPY 565,772 million consisted of (1) JPY 118,272 million related to foreign consolidated subsidiaries for which deferred tax assets and valuation allowance were recorded, amounting to JPY 42,096 million and JPY 38,421 million, respectively, and (2) JPY 447,500 million related to domestic companies for which deferred tax assets and valuation allowance were recorded, amounting to JPY 187,954 million and JPY 32,827 million, respectively. In determining the amount of valuation allowance, NEC's management considers all available evidence, including such subsidiaries' respective financial condition and results of operations, future losses or income (to the extent that they can be reasonably projected), and projected future reversals of taxable temporary differences. In particular, NEC's management believes that those subsidiaries that have incurred losses and accumulated tax loss carryforwards will, in general, gradually improve their financial results in 1999 and subsequent fiscal years, although such improvement will occur at a different pace at each subsidiary and in general is not expected to occur quickly enough to allow such subsidiaries to utilize the tax loss carryforwards against which the valuation allowance has been provided.

Net Income (loss)

     Net loss for the year was JPY 151,261 million compared with net income of JPY 47,417 million in the previous fiscal year. As a result, the diluted net loss per share of common stock was JPY 94.49 and the diluted net loss per American Depositary Share was JPY 472.

Leasing Arrangements

     As discussed in Note 17 of the Notes to Financial Statements, beginning December 1, 1995, NEC began to account for certain equipment transfers to an affiliated financing company as transfers of assets owned and leased to others under operating leases, as required by U.S. generally accepted accounting principles. NEC had previously accounted for such equipment transfers as sales. NEC has not restated prior periods because the effect on earnings of applying the new accounting practice has not been material. Income before income taxes was reduced by JPY 23,800 million in 1997 and JPY 17,309 million in 1998, and loss before taxes was increased by JPY 9,027 million in 1999, compared to income or loss, respectively, before income taxes that would have been reported if NEC had previously followed the new accounting practice.

                        LIQUIDITY AND CAPITAL RESOURCES
                        -------------------------------

     During fiscal 2000, the Company made considerable progress in its financial restructuring program aimed at reducing interest-bearing debt by JPY 600,000 million over the three-year period ending in March 2002 by increasing profitability, further enforcing supply chain management techniques to streamline inventories, securitizing receivables and head office building, selling securities and using operating leases for some semiconductor manufacturing equipment.

     Net cash provided by operating activities increased by JPY 343,692 million ($3,337 million) to JPY 458,537 million ($4,452 million) due in large part to the return to profitability. In addition, operating cash flows benefited from measures to use assets more efficiently and the securitization of receivables.

     Net cash provided by investing activities was JPY 90,396 million ($878 million) compared with net cash used of JPY 328,587 million in fiscal 1999. This was mainly attributable to becoming more selective in approving capital expenditures, securitizing NEC's head office building, selling securities and using operating leases for some equipment

     Net cash used in financing activities was JPY 487,471 million ($4,733 million) compared with net cash provided of JPY 220,866 million in fiscal 1999. This was the result of repayments of short-term borrowings and long-term debt as part of the Company's financial restructuring program aimed at reducing interest-bearing debt by JPY 600,000 million over the three-year period during ending March 2002. As a result, cash and cash equivalents amounted to JPY 373,967 million ($3,631 million), an increase of JPY 54,298 million ($527 million).

     As for working capital, the ratio of total current assets to total current liabilities was 110 percent at March 31, 2000, compared to 116 percent at March 31, 1999, and 105 percent at March 31, 1998. This was primarily due to decreases in notes and accounts receivable, trade and inventories, while notes and accounts payable, trade increased.

     Receivable turnover was 5.0 at March 31, 2000, compared at 4.1 at March 31, 1999, and 4.2 at March 31, 1998. Inventory turnover improved to 6.4 at March 31, 2000, compared at 5.7 at March 31, 1999, and 5.4 at March 31, 1998.

     NEC's capital commitments at March 31, 2000 principally consisted of rental obligations and commitments to purchase property, plant and equipment. See Note 18 of Notes to Financial Statements. NEC expects to make capital expenditures in addition to those for which it has outstanding commitments. NEC expects to finance these commitments from net cash provided by operating activities, other internal sources of liquidity, or external sources of capital.



     Annual maturities and sinking fund requirements on long-term debt during the five years ending March 31, 2005 are as follows:

    Year ending March 31,    (In millions of yen)    (In millions of US dollars)
    ----------------------------------------------------------------------------
         2001                       280,565                     2,724
         2002                       289,079                     2,807
         2003                       221,637                     2,152
         2004                       239,147                     2,322
         2005                       141,958                     1,378

     NEC's management believes that the Company has substantial external sources of liquidity available, primarily from Japanese and foreign commercial banks and Japanese insurance companies. Other external sources of liquidity currently available to the Company include the public and private capital markets for long- or short-term debt, commercial paper, as well as bonds and debentures. The balance of short-term debt at March 31, 2000 was JPY 375,571 million ($3,646 million), and the balance of long-term debt at March 31, 2000 was JPY 508,919 million ($4,941 million). The outstanding balance of bonds, debentures and notes at March 31, 2000 was JPY 1,071,784 million ($10,406 million).

                               CONVERTIBLE BONDS
                               -----------------

     On August 11, 2000, NEC issued zero coupon unsecured convertible bonds with a call option of JPY 100,000 million due 2007 by a public offering in Japan and other countries (except for the United States of America). The issue price was 100 percent of the face value of the bonds and the conversion price is JPY 3,207 per share (subject to adjustments in certain events).

ITEM 9A. MARKET RISK
--------

     In the normal course of business, the Company is exposed to cash flow risks and risks of fair value of assets, resulting from fluctuations in foreign currency exchange rates and interest rates. In order to avoid such risks, the Company enters into various kinds of financial instruments. The Company does not, however, own any such financial instruments for trading purposes. The counterparties to the Company's derivative transactions are major financial institutions. The

Company has set up credit lines for each of such financial institutions, considering, inter alia, their credits, and manages the monthly balance for each such institution. Therefore, no material losses incurred by the counterparties' defaults are expected.

     The Company uses sensitivity analysis for the valuation of its risks resulting from fluctuations of foreign currency exchange rates and interest rates. In such sensitivity analysis, the Company assumes certain movements of exchange rates or interest rates, and values its risks on the basis that such movements may affect the fair value of its financial instruments, such as cash, deposits, securities and investment securities loans, short-term borrowings, long-term debt and derivative financial instruments. The market value of risks resulting from currency exchange rate movements and interest rate movements is the present value of future cash flows affected by those rate movements in accordance with the valued market risk. The discount rate used in the assessment of the present value is determined based on the exchange and interest rates as of March 31, 2000. The difference between the fair value so calculated based on such movements of interest and/or exchange rates, and the actual fair value (market value) as of March 31, 2000, is the profit or loss assumed by such risks.

Risks from Foreign Exchange Rate Fluctuations

     The Company enters into certain derivative contracts in order to hedge the adverse impact of fluctuations in foreign exchange rates on its monetary assets and liabilities arising from its anticipated business transactions denominated in foreign currencies. The primary classes of derivatives used for this purpose are forward exchange contracts, currency swap agreements and foreign currency purchased and written options. These derivative instruments are used to hedge the effects from currency exchange rate fluctuations of, among others, U.S. dollars, German Marks and EUR against Japanese yen. If exchange rates of such currencies against the yen decrease 10 percent while conditions other than such exchange rates remain the same, then the fair value of financial instruments of the Company would increase by JPY 14,296 million. On the other hand, if such exchange rates rise 10 percent, the fair value of such financial instruments would decrease by JPY 14,301 million.

Risks from Interest Rate Fluctuations

     The Company is exposed to risks of interest rate fluctuations that may affect the fair value of financial assets and liabilities (mainly long-term debt), and enters into certain derivative contracts in order to hedge losses resulting from fluctuations in interest rates. The primary classes of derivatives used for this purpose are interest rate swap agreements and purchased interest rate option agreements.

If interest rates rise 10 percent from that of March 31, 2000 while conditions other than such interest rates remain the same, then the fair value of those derivative financial instruments of the Company would increase by JPY 1,666 million. On the other hand, if such interest rates decrease 10 percent, the fair value of such financial instruments would decrease by JPY 1,680 million.

Risk from Price Movements of Marketable Securities

     All of the Company's marketable securities are classified into available for sale securities stipulated in SFAS No. 115. The Company invests in marketable securities with high liquidity and low market risks. The Company does not own any marketable securities for trading purposes. The following table sets forth the maturity dates and book and fair values of public and corporate bonds in the Company's investment portfolio, and the book and fair values of stocks and other marketable securities therein, as of March 31, 2000.


                                                      (In millions of yen)
                                                      As of March 31, 2000
                                                      --------------------------
                                                      Cost            Fair value
                                                      ----            ----------
Public and corporate bonds (by maturity dates):
           Less than 1 year                                -                 -
           1 to 2 years                               12,219            13,021
           2 to 3 years                                5,191             5,451
           3 to 4 years                                   92               107
           4 to 5 years                                2,530             2,364
           over 5 years                                3,991             3,793
Stocks and other marketable securities:              296,616           462,223
                                                     -------           -------
Total                                                320,639           486,959
                                                     =======           =======

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT
--------

(a) Set forth below are the names of NEC's Directors and Corporate Auditors as of August 31, 2000, their positions held in NEC and the period from which they have served as Director or Corporate Auditor.


      Name                    Position                   Director since
      ----                    --------                   --------------
      Hajime Sasaki           Director                   June 1988

      Koji Nishigaki          Director                   June 1990

      Masato Chiba            Director                   June 1995

      Mineo Sugiyama          Director                   June 1991

      Eiichi Yoshikawa        Director                   June 1991

      Shigeo Matsumoto        Director                   June 1991

      Kanji Sugihara          Director                   June 1993

      Akinobu Kanasugi        Director                   June 1995

      Yoshio Omori            Director                   June 1997

      Kazuhiko Kanou          Director                   June 1992

      Yukihiko Baba           Director                   June 1993

      Iwao Shinohara          Director                   June 1994

      Kaoru Tosaka            Director                   June 1994

      Tatsuo Ishiguro         Director                   June 1994

      Name                    Position                   Director since
      ----                    --------                   --------------
      Norio Saito             Director                   June 1994

      Kaoru Yano              Director                   June 1995

      Toshio Morikawa         Director                   June 2000

                                                         Corporate Auditor since
                                                         -----------------------

      Tatsuo Sakairi          Corporate Auditor          June 2000

      Toshio Ono              Corporate Auditor          June 1998

      Satoshi Tamaki          Corporate Auditor          June 1991

      Koichi Yoshida          Corporate Auditor          June 2000

     All Directors mentioned above, with the exception of Mr. Toshio Morikawa, Chairman of the Board of The Sumitomo Bank, Limited, are also Corporate Officers of NEC as described in (b) below.

(b) Set forth below are the names of NEC's Corporate Officers as of August 31, 2000, their positions held in NEC under the corporate officer system introduced by NEC in April 2000, and the period from which they have served as Corporate Officers:


      Name                       Position                              Corporate Officer since
      ----                       --------                              -----------------------
      CORPORATE HEADQUARTERS
      ----------------------

      Hajime Sasaki*             Chairman of the Board                 April 2000

      Koji Nishigaki*            President                             April 2000

      Masato Chiba*              Senior Executive Vice President       April 2000

      Eiichi Yoshikawa*          Executive Vice President              April 2000

      Shigeo Matsumoto*          Executive Vice President              April 2000

      Name                       Position                              Corporate Officer since
      ----                       --------                              -----------------------
      Yoshio Omori*              Senior Vice President                 April 2000

      Kazuhiko Kanou*            Senior Vice President                 April 2000

      Tatsuo Ishiguro*           Senior Vice President                 April 2000

      Kaoru Yano*                Senior Vice President                 April 2000

      Masakatsu Miwa             Senior Vice President                 April 2000

      Makoto Maruyama            Associate Senior Vice President       April 2000

      Satoshi Nakaichi           Associate Senior Vice President       April 2000

      Shunichi Suzuki            Associate Senior Vice President       April 2000

      Hideki Teranishi           Associate Senior Vice President       June 2000

      NEC SOLUTIONS
      -------------

      Akinobu Kanasugi*          Executive Vice President and          April 2000
                                 Company President

      Kaoru Tosaka*              Senior Vice President and             April 2000
                                 Company Deputy President

      Norio Saito*               Senior Vice President and             April 2000
                                 Company Deputy President

      Tatsuya Mizuguchi          Senior Vice President                 April 2000

      Kouichi Ohtsuka            Senior Vice President and             April 2000
                                 Executive General Manager,
                                 West Japan Solutions
                                 Sales Operations Unit

      Toshiro Kawamura           Senior Vice President                 April 2000

      Kazuhiko Kobayashi         Senior Vice President                 April 2000

      Name                       Position                                          Corporate Officer since
      ----                       --------                                          -----------------------
      Yukio Doi                  Senior Vice President                             April 2000

      Yasushi Kaito              Senior Vice President                             April 2000

      Taiji Suzuki               Senior Vice President and                         April 2000
                                 Executive  General  Manager, E-Business
                                 Services Operations Unit

      Toshihiko Takahashi        Senior Vice President                             April 2000

      Katsuichi Tomita           Senior Vice President                             April 2000

      Kotaro Kato                Associate Senior Vice President and               April 2000
                                 Executive General Manager, Chubu Solutions
                                 Sales Operations Unit

      Teruyuki Kaimoto           Associate Senior Vice President and               April 2000
                                 Executive General Manager, Tokyo Area
                                 Solutions Sales Operations Unit

      Hiroshi Takakuta           Associate Senior Vice President and               April 2000
                                 Executive General Manager, 1st Solutions Sales
                                 Operations Unit

      Rokuro Yoshimoto           Associate Senior Vice President and               April 2000
                                 Executive General Manager, 2nd Personal
                                 Operations Unit

      Kenji Ikehara              Associate Senior Vice President and               April 2000
                                 Executive General Manager, 1st System
                                 Operations Unit

      Yoshiaki Tsuda             Associate Senior Vice President and               April 2000
                                 Executive General Manager, 2nd Computers
                                 Operations Unit

      Konosuke Kashima           Associate Senior Vice President                   April 2000


      NEC NETWORKS
      ------------

      Mineo Sugiyama*            Senior Executive Vice President and               April 2000
                                 Company President

      Name                       Position                                           Corporate Officer since
      ----                       --------                                           -----------------------
      Yukihiko Baba*             Senior Vice President and                          April 2000
                                 Company Deputy President

      Iwao Shinohara*            Senior Vice President and                          April 2000
                                 Company Deputy President

      Hiromi Hayashi             Senior Vice President and                          April 2000
                                 Executive General Manager, Aerospace and
                                 Defense Operations Unit

      Kazumasa Fujie             Senior Vice President and                          April 2000
                                 Executive General Manager, Government and
                                 Public Sector Sales Unit

      Atsushi Minato             Associate Senior Vice President and                April 2000
                                 Executive General Manager, NTT Sales Unit

      Hideaki Kihara             Associate Senior Vice President                    April 2000

      Hirofumi Okuyama           Associate Senior Vice President and                April 2000
                                 Executive General Manager, International Sales
                                 Unit

      Masao Hibino               Associate Senior Vice President and                April 2000
                                 Executive General Manager, Photonic Network
                                 Operations Unit

      Kazunori Kiuchi            Associate Senior Vice President and                April 2000
                                 Executive General Manager, Network Systems
                                 Operations Unit

      Toshiyuki Takenaka         Associate Senior Vice President and                April 2000
                                 Executive General Manager, Mobile and Wireless
                                 Operations Unit

      Kanehiro Kubota            Associate Senior Vice President and                April 2000
                                 Executive General Manager, Control Systems
                                 Operations Unit

      Tsutomu Nakamura           Associate Senior Vice President and                June 2000
                                 Executive General Manager, Mobile Terminals
                                 Operations Unit

      Name                       Position                                              Corporate Officer since
      ----                       --------                                              -----------------------
      NEC ELECTRON DEVICES
      --------------------

      Kanji Sugihara*            Executive Vice President and                          April 2000
                                 Company President

      Shigeki Matsue             Senior Vice President and                             April 2000
                                 Company Deputy President

      Keiichi Shimakura          Senior Vice President,                                April 2000
                                 Company Deputy President and
                                 Executive General Manager, LSI Memory
                                 Operations Unit

      Toshiki Inazumi            Senior Vice President                                 April 2000

      Kyoji Yamamoto             Senior Vice President and                             April 2000
                                 Executive General Manager, System LSI
                                 Operations Unit

      Tsuneo Kawaguchi           Associate Senior Vice President                       April 2000

      Haruo Akiyama              Associate Senior Vice President                       April 2000

      Koichiro Inoue             Associate Senior Vice President                       April 2000

      Masato Sakata              Associate Senior Vice President                       April 2000

      Toshio Nakamura            Associate Senior Vice President                       June 2000

      Sadayuki Kishi             Associate Senior Vice President and                   June 2000
                                 Executive General Manager, IC & Discrete
                                 Operations Unit


     * All Corporate Officers marked with an asterisk are also Directors of NEC as described in (a) above.

     All Directors and Corporate Auditors are elected by the general meeting of shareholders. The regular term of office of each Director and Corporate Auditor is two years and three years, respectively, from the date of his election to the office. However, Directors and Corporate Auditors may serve any number of consecutive terms. There is no regular term of office for Corporate Officers.

     There are no arrangements or understandings between any of the above listed persons and any other person pursuant to which he was selected as a Director, a Corporate Auditor or a Corporate Officer.

(c) There are no family relationships between any Director, Corporate Auditor or a Corporate Officer and any other Director, Corporate Auditor or Corporate Officer.

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS
--------

(a) The aggregate amount of direct compensation, including bonuses and retirement allowances, paid by the Company during 2000 to all Directors and Corporate Auditors of NEC as a group (46 in number) was JPY1,223,684,468 ($11,880,432).

(b) The aggregate amount set aside or accrued by NEC during 2000 to provide pension, retirement or similar benefits for Directors and Corporate Auditors of NEC (42 in number) was JPY710,988,000 ($6,902,796).

(c) No information specified in (a) and (b) for individually named Directors and Corporate Auditors is required to be disclosed to shareholders or be otherwise made public under Japanese laws or regulations or stock exchange requirements or otherwise.

(d) As discussed in Item 1, in relation with the Company's reorganization of its business operations into three in-house companies, as of April 3, 2000, NEC introduced a corporate officer system and reduced the number of its Directors to approximately half.


ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
--------

     On May 12, 2000, the Board of Directors of NEC decided to adopt a stock option plan (the "Plan") for Directors, Corporate Officers, and certain upper-level employees pursuant to Article 210-2 of the Japanese Commercial Code. At the ordinary general meeting of shareholders of NEC held on June 29, 2000, NEC's shareholders approved the Plan, under which no more than 320,000 Shares will be purchased with an aggregate price not exceeding JPY1,200 million and will be held by NEC and reserved for the transfer to Directors, Corporate Officers and certain upper-level employees of NEC upon the exercise of their options. Pursuant to the Plan, upon the exercise of the option, the following number of Shares will be transferred to such persons in accordance with their position at NEC:

    Directors
        Chairman of the Board                                      10,000 Shares
        President                                                  10,000 Shares
        Each Senior Executive Vice President and Director          8,000 Shares
        Each Executive Vice President and Director                 6,000 Shares
        Each Senior Vice President and Director                    4,000 Shares
    Corporate Officers
        Each Senior Vice President                                 3,000 Shares
        Each Associate Senior Vice President                       2,000 Shares
    Others
        Each of certain upper-level employees                      1,000 Shares


     The aggregate number of Shares to be issued upon the exercise of all the outstanding options under the Plan is 301,000 Shares, of which 190,000 Shares are to be issued upon the exercise by Directors and Corporate Officers of their options.

     The exercise price of the options is currently JPY3,400 per Share, subject to adjustment if there is a Share split or consolidation of Shares, or new Shares are issued at a price less than then current market price. The options can be exercised from July 1, 2002 to June 30, 2006. The options lapse automatically upon the option holder's death and generally expire one year after the termination of the option holder's service with NEC.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
--------
                   None

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED
--------
                   Not Applicable

ITEM 15. DEFAULTS UPON SENIOR SECURITIES
--------
                   None

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES
--------
                   None

ITEM 17. FINANCIAL STATEMENTS
--------
                   Not applicable

ITEM 18. FINANCIAL STATEMENTS
--------
                   See Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
--------

(a)      Financial Statements
         See accompanying index.
(b)      Exhibits
         99 -- Share Handling Regulations (Translation)

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         NIPPON  DENKI  KABUSHIKI  KAISHA
                                         --------------------------------
                                                 (NEC Corporation)
                                                    (Registrant)


                                                 /s/ Koji Nishigaki
                                         By -----------------------------
                                                 Koji Nishigaki
                                                 President





Date:  September 25, 2000

                                 NEC CORPORATION
                         (Nippon Denki Kabushiki Kaisha)

                          AND CONSOLIDATED SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                              Page
                                                                                              ----
     Report of independent accountants                                                         F-2

     Consolidated balance sheets at March 31, 1999 and 2000                                  F-3, F-4

     Consolidated statements of income, comprehensive income and retained earnings
        for the years ended March 31, 1998, 1999 and 2000                                      F-5

     Consolidated statements of cash flows for the years ended
        March 31, 1998, 1999 and 2000                                                          F-6

     Notes to consolidated financial statements                                              F-7-F-45

     Financial statement schedules for the years ended March 31, 1998, 1999 and 2000:
        II- Valuation and qualifying accounts                                                  F-46

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

     Financial statements of majority-owned subsidiaries not consolidated and of 50 percent or less owned persons accounted for by the equity method have been omitted because the registrant's and its other subsidiaries' proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20 percent of the respective consolidated amounts, and the investment in and advances to each company is less than 20 percent of consolidated total assets, except for the followings:

     Consolidated financial statements of Packard Bell NEC, Inc.
     Years ended December 31, 1997 with Report of Ernst & Young LLP. Independent
        Auditors                                                                               F-47

                        Report of Independent Accountants


To the Board of Directors and
Shareholders of NEC Corporation
(Nippon Denki Kabushiki Kaisha)


We have audited the consolidated financial statements of NEC Corporation and its consolidated subsidiaries, stated in yen, listed in the accompanying index. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated June 18, 1999, we expressed an opinion that the consolidated financial statements present fairly, in all material respects, the financial position of NEC Corporation and its consolidated subsidiaries at March 31, 1998 and 1999, and the results of operation and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America, except for the effects of the departure from SFAS No. 115 in accounting for certain investments in debt and equity securities, and the omission of segment information. As described in Notes 2 and 19, the company has applied SFAS No. 115 and has presented segment information and restated its prior years' consolidated financial statements. Accordingly, our present opinion on the prior years' consolidated financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEC Corporation and its consolidated subsidiaries at March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ PricewaterhouseCoopers
--------------------------

PricewaterhouseCoopers
Tokyo, Japan

May 11, 2000, except for Note 21, as to which date is August 11, 2000

                  NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                        In millions of yen
                                                                               -----------------------------------
                                                                                             March 31
                                                                               -----------------------------------
                                                                                      1999               2000
                                                                                      ----               ----
Current assets:
   Cash and cash equivalents                                                     JPY 319,669           JPY 373,967
   Notes receivable, trade (Note 7)                                                   54,698                49,319
   Accounts receivable, trade (Note 7)                                             1,088,622               854,257
   Allowance for doubtful notes and accounts                                         (17,273)              (26,415)
   Inventories (Note 5)                                                              811,317               747,609
   Deferred tax assets (Note 9)                                                      101,907                73,802
   Prepaid expenses and other current assets                                          61,791                80,992
                                                                               -------------         -------------
             Total current assets                                                  2,420,731             2,153,531
                                                                               -------------         -------------

Long-term receivables and investments:
   Marketable securities (Notes 4 and 9)                                             405,585               486,959
   Investments and advances (Notes 3 and 4) -
      Affiliated companies                                                           168,812               160,288
      Other                                                                          186,983               184,563
   Long-term receivables, trade (Note 7)                                              41,952                53,018
                                                                               -------------         -------------
                                                                                     803,332               884,828
                                                                               -------------         -------------

Property, plant and equipment (Notes 7 and 17):
   Land                                                                              113,265               112,731
   Buildings                                                                         952,907               885,842
   Machinery and equipment                                                         2,497,035             2,277,678
   Construction in progress                                                           62,904                71,075
                                                                               -------------         -------------
                                                                                   3,626,111             3,347,326
   Accumulated depreciation                                                       (2,324,781)           (2,232,075)
                                                                               -------------         -------------
                                                                                   1,301,330             1,115,251
                                                                               -------------         -------------

Other assets:
   Deferred tax assets (Note 9)                                                      128,450               128,025
   Intangible assets (Note 6)                                                        306,457               233,056
   Other                                                                              85,634                94,273
                                                                               -------------         -------------
                                                                                     520,541               455,354
                                                                               -------------         -------------
                                                                               JPY 5,045,934         JPY 4,608,964
                                                                               =============         =============


        The accompanying notes are an integral part of these statements.

                  NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                        In millions of yen
                                                                              -----------------------------------
                                                                                             March 31
                                                                              -----------------------------------
                                                                                      1999               2000
                                                                                      ----               ----
Current liabilities:
   Short-term borrowings (Note 7)                                                JPY 548,135          JPY 376,487
   Current portion of long-term debt (Note 7)                                        240,356              254,565
   Notes payable, trade                                                               83,465               68,997
   Accounts payable, trade                                                           753,884              837,682
   Accrued taxes on income                                                            22,129               17,438
   Other current liabilities                                                         437,453              400,988
                                                                               -------------        -------------
             Total current liabilities                                             2,085,422            1,956,157
                                                                               -------------        -------------

Long-term liabilities:
   Long-term debt (Note 7)                                                         1,587,057            1,326,138
   Accrued pension and severance costs (Note 8)                                      341,045              261,301
   Other                                                                               3,184               24,065
                                                                               -------------        -------------
                                                                                   1,931,286            1,611,504
                                                                               -------------        -------------

Minority shareholders' equity in consolidated subsidiaries                            64,658               64,450
                                                                               -------------        -------------

Non-voting redeemable convertible preferred stock (Note 10):
   $0.001 par value -
      Authorized - 20,756,570 shares
      Issued and outstanding
        1999    -    6,725,285 shares                                                 37,223                  --
                                                                               -------------        -------------

Shareholders' equity (Note 11):
   Common stock, JPY 50 par value -
      Authorized - 3,200,000,000 shares
      Issued
        1999    -    1,627,021,410 shares                                            230,212                  --
        2000    -    1,628,819,840 shares                                                --               231,137
   Additional paid-in capital                                                        345,642              348,234
   Legal reserve                                                                      35,652               36,922
   Retained earnings                                                                 313,262              312,638
   Accumulated other comprehensive income                                              2,595               48,005
                                                                               -------------        -------------
                                                                                     927,363              976,936
   Treasury stock, at cost -
      1999   -    12,891 shares                                                          (18)                 --
      2000   -    30,559 shares                                                          --                   (83)
                                                                               -------------        -------------
                                                                                     927,345              976,853
Commitments and continent liabilities (Note 18)
                                                                               -------------        -------------
                                                                               JPY 5,045,934        JPY 4,608,964
                                                                               =============        =============


        The accompanying notes are an integral part of these statements.

                  NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF INCOME, COMPREHENSIVE INCOME
                              AND RETAINED EARNINGS

                                                                                             In millions of yen
                                                                           ---------------------------------------------------
                                                                                             Year ended March 31
                                                                           ---------------------------------------------------
                                                                                1998               1999               2000
                                                                                ----               ----               ----
Sales and other income:
   Net sales                                                               JPY 4,901,122      JPY 4,759,412      JPY 4,991,447
   Interest, gain on securities sold, dividends and other
     (Notes 4, 16 and 17)                                                         69,564             56,379            218,444
                                                                           -------------      -------------      -------------
                                                                               4,970,686          4,815,791          5,209,891
                                                                           -------------      -------------      -------------

Costs and expenses:
   Cost of sales                                                               3,409,607          3,520,837          3,664,513
   Selling, general and administrative (Notes 14 and 15)                       1,301,111          1,235,436          1,216,520
   Interest                                                                       61,257             58,575             61,647
   Other (Note 16)                                                               107,718            225,669            237,028
                                                                           -------------      -------------      -------------
                                                                               4,879,693          5,040,517          5,179,708
                                                                           -------------      -------------      -------------

Income (loss) before income taxes                                                 90,993           (224,726)            30,183
Provision (benefit) for income taxes (Note 9)                                     41,514            (72,988)            32,484
                                                                           -------------      -------------      -------------
Income (loss) before minority interest and equity in earnings of
   affiliated companies                                                           49,479           (151,738)            (2,301)
Minority interest in income (loss) of consolidated subsidiary
   companies                                                                       2,839             (5,545)            (1,419)
                                                                           -------------      -------------      -------------
Income (loss) before equity in earnings of affiliated companies                   46,640           (146,193)              (882)
Equity in earnings (losses) of affiliated companies (Note 3)                         777             (5,068)            11,298
                                                                           -------------      -------------      -------------
Net income (loss)                                                                 47,417           (151,261)            10,416
                                                                           -------------      -------------      -------------

Comprehensive income:

Other comprehensive income (loss), net of tax (Note 11):
   Foreign currency translation adjustments for the year                           9,261            (14,510)           (24,333)
   Minimum pension liability adjustment                                              --             (55,794)            28,243
   Unrealized gains on marketable securities (Note 4)                            (16,930)           (24,065)            41,500
                                                                           -------------      -------------      -------------
Other comprehensive income (loss)                                                 (7,669)           (94,369)            45,410
                                                                           -------------      -------------      -------------
Comprehensive income (loss)                                                   JPY 39,748       JPY (245,630)        JPY 55,826
                                                                           =============      =============      =============
Retained earnings:
   Balance at beginning of year                                              JPY 456,518        JPY 484,266        JPY 313,262
   Net income (loss)                                                              47,417           (151,261)            10,416
   Dividends                                                                     (17,573)           (18,172)            (9,770)
   Transfer to legal reserve                                                      (2,096)            (1,571)            (1,270)
                                                                           -------------      -------------      -------------
   Balance at end of year                                                    JPY 484,266        JPY 313,262        JPY 312,638
                                                                           =============      =============      =============

                                                                                                      Yen
                                                                                 ---------------------------------------------
                                                                                  1998               1999                2000
                                                                                  ----               ----                ----
Net income (loss) per share of common stock (Note 12):
   -  Basic                                                                    JPY 29.78         JPY (94.49)          JPY 6.40
                                                                               =========         ==========           ========

   -  Diluted                                                                  JPY 27.36         JPY (94.49)          JPY 6.40
                                                                               =========         ==========           ========

Cash dividends per share                                                       JPY 11.00           JPY 8.50           JPY 6.00
                                                                               =========         ==========           ========


        The accompanying notes are an integral part of these statements.

                  NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             In millions of yen
                                                                             ---------------------------------------------------
                                                                                            Year ended March 31
                                                                             ---------------------------------------------------
                                                                                 1998               1999               2000
                                                                             -----------        ------------        -----------
Cash flows from operating activities:
   Net income (loss)                                                          JPY 47,417        (JPY 151,261)        JPY 10,416
   Adjustments to reconcile net income to net cash provided
     by operating activities -
     Depreciation                                                                285,862             306,442            260,942
     Deferred tax benefit                                                        (17,188)           (121,309)            (2,102)
     Loss (gain) on sales of property, plant and equipment                          (365)              1,368            (45,329)
     Gain on sales of marketable securities                                      (16,842)            (12,659)           (98,194)
     Accrual for pension and severance costs, less payments                       (5,197)              3,709             10,310
     Equity in earnings of affiliated companies, net of dividends                  8,596              18,179             (7,552)
     Minority interest in consolidated subsidiary companies                        2,839              (5,545)            (1,419)
     (Increase) decrease in notes and accounts receivable                        (30,913)             44,928            201,934
     Decrease in inventories                                                      77,655              55,867             85,104
     Increase (decrease) in notes and accounts payable                           (54,706)            (68,972)            80,817
     Increase (decrease) in accrued taxes on income                               (3,885)             15,644             (4,395)
     Other, net                                                                    2,862              28,454            (31,995)
                                                                             -----------         -----------        -----------
             Net cash provided by operating activities                           296,135             114,845            458,537
                                                                             -----------         -----------        -----------

Cash flows from investing activities:
   Proceeds from sales of property, plant and equipment                            5,794              39,438            246,386
   Additions to property, plant and equipment                                   (393,776)           (279,849)          (263,767)
   Proceeds from sales of marketable securities                                   22,419              18,087            180,576
   Payments for purchase of marketable securities                                (46,606)            (26,286)           (97,606)
   Investments in affiliated companies                                           (71,803)            (32,183)               --
   Cash acquired relating to a newly consolidated subsidiary                         --               37,388              2,022
   Disbursements for long-term loans                                              (2,703)            (11,164)              (646)
   Decrease in long-term loans                                                    11,642               6,501              1,599
   (Increase) decrease in other investment securities                            (13,468)            (47,123)            21,280
   Other, net                                                                    (25,079)            (33,396)               552
                                                                             -----------         -----------        -----------
             Net cash used in (provided by) investing activities                (513,580)           (328,587)            90,396
                                                                             -----------         -----------        -----------

Cash flows from financing activities:
   Proceeds from long-term debt                                                  360,892           1,078,359             24,916
   Repayments of long-term debt                                                 (167,762)           (194,026)          (282,917)
   Increase (decrease) in short-term borrowings                                   10,032            (646,178)          (222,434)
   Dividends paid                                                                (17,407)            (17,583)            (9,801)
   Other, net                                                                        749                 294              2,765
                                                                             -----------         -----------        -----------
             Net cash provided by (used for) financing activities                186,504             220,866           (487,471)
                                                                             -----------         -----------        -----------

Effect of exchange rate changes on cash and cash equivalents                        (577)             (6,431)            (7,164)
                                                                             -----------         -----------        -----------
Net increase (decrease) in cash and cash equivalents                             (31,518)                693             54,298
Cash and cash equivalents at beginning of year                                   350,494             318,976            319,669
                                                                             -----------         -----------        -----------
Cash and cash equivalents at end of year                                     JPY 318,976         JPY 319,669        JPY 373,967
                                                                             ===========         ===========        ===========
Supplemental disclosures of cash flow information:
   Cash paid during the year for -
     Interest                                                                 JPY 61,412          JPY 56,287         JPY 61,556
                                                                             ===========         ===========        ===========
     Income taxes                                                             JPY 88,844          JPY 30,713         JPY 39,277
                                                                             ===========         ===========        ===========
Supplemental information of noncash financing activities:
   Conversion of convertible debt into common stock and additional
     paid-in capital                                                          JPY 33,957          JPY 28,870          JPY 1,292
                                                                             ===========         ===========        ===========


        The accompanying notes are an integral part of these statements.

                  NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    Nature of operations:

      NEC Corporation and its consolidated subsidiaries (the "company") is a provider of products, services, and support solutions for industrial and consumerable Internet environment. Organizationally, the company's major operating segments are as follows; NEC Solutions, NEC Networks and NEC Electron Devices segments.

      NEC Solutions designs, develops, manufactures and markets computer systems which include Internet services, supercomputers, mainframe computers, PCs, PC servers, UNIX servers, workstations, software products, system integration services, VAN information services, printers, hard disk drives and related maintenance services.

      NEC Networks designs, develops, manufactures and markets networking systems and communication equipment which include switching systems, mobile communication systems, fiber-optic transmission systems, CATV systems, routers, microwave communication systems, television and radio broadcast equipment, satellites, and cellular phones.

      NEC Electron Devices designs, develops, manufactures and markets devices which include dynamic random access memories (DRAMs) and other memories, application-specific integrated circuits (ASICs), microcomputers, color liquid crystal displays (LCDs), color display tubes (CDTs), color plasma display panels
(PDPs), transistors, diodes, relays, and car electronic products.

      The company's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia, and these products are marketed by NEC Corporation and sales subsidiaries through out the world.

2.    Significant accounting policies:

      NEC Corporation and its Japanese subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile. Certain adjustments and reclassifications, including those relating to valuation of debt and equity securities, the accrual of certain expenses, and the accounting for foreign currency translation, lease transactions and common stock warrants have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Significant accounting policies, after reflecting adjustments for the above, are as follows:

Basis of consolidation and investments
in affiliated companies -

      The consolidated financial statements include those of NEC Corporation and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated. The fiscal years of certain foreign subsidiaries are December 31 and there have been no significant transactions for the period from January 1, 2000 to March 31, 2000.

      Investments in 50 percent or less owned companies over which the company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

Cash equivalents -

      All highly liquid investments, including time deposits, with original maturities of three months or less are considered to be cash equivalents.

Foreign currency translation -

      Asset and liability accounts of foreign consolidated subsidiaries and equity investments are translated into yen at appropriate year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) of shareholders' equity.

Marketable securities and other investments -

      In the fiscal year ended March 31, 2000, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain investments in Debt and Equity Securities", retroactively to April 1, 1994. In the prior years, the marketable equity securities were carried at the lower of aggregate cost or market, other marketable securities were carried at the lower of cost or market. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under SFAS No. 115, certain investments in debt and equity securities are classified in the following three categories: held-to-maturity, trading or available-for-sale securities. Debt and equity securities classified as available-for-sale securities are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss) of shareholders' equity, net of taxes. In accordance with Accounting Principles Board Opinion No. 20 - Accounting Change, the company restated its consolidated financial statements for the years ended March 31, 1998 and 1999. A summary of the effects of the restatement is presented in Note
19. Realized gains or losses on the sale of marketable securities are based on the average cost of all of the shares of a particular security held at the time of sale.

      Other investment securities are stated at cost or less.

Inventories -

      Inventories are stated at the lower of cost or market.

      Finished products made to customer specifications are costed on the basis of accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

      Work in process made to customer specifications represents accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

      Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost method.

      Effective April 1, 1997, the company changed its inventory costing method for other finished products, semifinished components, and raw materials and purchased components, principally from last-in, first-out basis to first-in, first-out basis. The company has recently been experiencing reductions in manufacturing cost through lower cost of purchased components and increased labor efficiency. The company believes that the first-in, first-out methodology is more representative of fair value of inventory. The effect of the change in accounting principle was not material to the financial position or results of operations.

Property, plant and equipment and depreciation -

      Property, plant and equipment are stated at cost. Depreciation is computed primarily on the declining-balance method and, for certain subsidiaries, on the straight-line method, at rates based on the following estimated useful lives of the assets: buildings, 7 to 65 years, machinery and equipment, two to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Intangible assets -

      Intangible assets consist primarily of the costs of purchased patents and trade names and goodwill. Goodwill represents the excess of cost over the fair value of net tangible assets acquired in business combinations and investments accounted for under the equity method. Costs allocated to patents and trade names are amortized mainly on a straight-line basis over their estimated useful lives. Goodwill is amortized on a straight-line basis over the period of expected benefit which does not exceed 10 years. The company evaluates goodwill and other intangible assets for impairment using undiscounted future cash flows at the aggregate business unit level, whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

Income taxes -

      The company provides for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are determined based on the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax effects attributable to carryforwards. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Additional paid-in capital and
  free distributions of common stock -

      Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

      The company in Japan has made, based on the resolution of the board of directors, a free distribution of shares to shareholders, which is clearly distinguished from a "stock dividend" paid out of profits that, under the Commercial Code, must be approved by the shareholders. In accounting for the free distribution of shares, the Commercial Code permitted the board of directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Companies in the United States of America issuing shares in amounts comparable to those of the free share distributions of NEC Corporation would be required to account for them as stock dividends and the fair value of the shares would be transferred from retained earnings to appropriate capital accounts. Such transfer, however, has no effect on total shareholders' equity.

Comprehensive income -

      In the fiscal year ended March 31, 1999, the company adopted SFAS No. 130 "Reporting Comprehensive Income", which requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income (loss) consists of net income (loss), change in foreign currency translation adjustments, change in minimum pension liability adjustment and unrealized gains and losses on securities and is displayed in the consolidated statements of income, comprehensive income and retained earnings.

SFAS No. 130 is primarily disclosure oriented and does not affect the consolidated financial position and operating results of the company. All prior-period consolidated financial statements have been reclassified to conform with SFAS No. 130.

Net income per share -

      Basic net income per share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock.

Sales -

      Sales of computers and certain types of major equipment are recorded when the units are installed and accepted by the customers, while sales of other equipment, components and appliances are recorded when completed units are shipped.

Financial instruments -

      The company has entered into forward exchange contracts as hedges against the adverse impact of foreign currency fluctuations on monetary assets and liabilities arising from the company's operations. Gains and losses on these contract hedges are deferred and recognized in income when the hedged transaction occurs. Agreements that are, in substance, essentially the same as forward exchange contracts, such as currency swaps, are accounted for in a manner similar to the accounting for forward exchange contracts. The interest rate swap agreements are basically integrated with underlying debt obligations and designed to convert fixed rate debt into floating rate debt, or vice versa, and interest rate option agreements are also arranged so that exposures to losses resulting from fluctuations in interest rates are managed. The differentials to be paid or received related to interest rate swap agreements are recognized in interest expense over the lives of the agreements. (See Note 13 to the consolidated financial statements for detailed descriptions of these financial instruments.)

Segment information -

      In the fiscal year ended March 31, 2000, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires a "management" approach in reporting segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of

SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. Previously reported segment information has been restated to conform with the requirements of SFAS No. 131.

Recent pronouncement -

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." This statement defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000, although early adoption is still encouraged, so that the company is planning to adopt SFAS No. 133 for the fiscal year beginning April 1, 2000. At this stage, the company is in the process of estimating the effect of adoption on the consolidated financial position or operating results of the company.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The company will adopt SAB No. 101 as required for the fiscal year ending March 31, 2001. The company has not yet determined the impact that the adoption of SAB No.101 will have on the consolidated financial position or operating results of the company.

Reclassifications -

      Certain accounts in the consolidated financial statements for the years ended March 31, 1998 and 1999 have been reclassified to conform to the 2000 presentation.

3.    Investments in affiliated companies:

      The investees accounted for by the equity method together with a percentage of the company's ownership of voting share are Nippon Electric Glass Co., Ltd. (35.0%), ANRITSU CORPORATION (26.9%), Toyo Communication Equipment Co., Ltd. (20.0%), NITSUKO CORPORATION (34.3%), Tokin Corporation (41.1%), NEC Leasing, Ltd. (50.0%), Sumitomo 3M Limited (25.0%) and 4 other companies at March 31, 2000.

      Summarized financial information relating to 50 percent or less owned companies accounted for under the equity method is as follows:

                                                                             In millions of yen
                                                                      --------------------------------
                                                                                  March 31
                                                                      --------------------------------
                                                                           1999               2000
                                                                      -------------      -------------
      Current assets                                                  JPY 1,053,152        JPY 937,351
      Other assets, including property, plant                             1,054,138            968,509
         and equipment
                                                                      -------------      -------------
              Total assets                                            JPY 2,107,290      JPY 1,905,860
                                                                      =============      =============
      Current liabilities                                               JPY 820,076        JPY 614,305
      Long-term liabilities                                                 832,978            800,913
      Shareholders' equity                                                  454,236            490,642
                                                                      -------------      -------------
              Total liabilities and shareholders' equity              JPY 2,107,290      JPY 1,905,860
                                                                      =============      =============

                                                                  In millions of yen
                                              ---------------------------------------------------------
                                                                  Year ended March 31
                                              ---------------------------------------------------------
                                                    1998                   1999               2000
                                              ----------------      ----------------     -------------
      Sales and operating revenue             JPY 1,755,668 *1      JPY 1,444,449 *2      JPY 1,104,816
      Gross profit                                  215,792 *1            221,536 *2            212,714
      Net income (loss)                             (33,698)*1            (68,985)*2             30,204


      *1 Including the amounts related to Packard Bell NEC, Inc. ("PBN") for 1998, a sales of JPY 461,551 million, a gross profit of JPY 17,857 million and a loss of JPY 76,798 million, respectively. The company recognized JPY 15,320 million as equity loss.

      *2 Including the amounts related to PBN up to the time when the company consolidated PBN, a sales of JPY 170,293 million, a gross loss of JPY 1,934 million and a loss of JPY 43,413 million, respectively. Please refer to the separate caption, "Investment to Packard Bell NEC, Inc. (PBN)", which is indicated below.

      Of the 11 companies at March 31, 2000 (13 companies at March 31, 1999) accounted for under the equity basis, the stocks of 5 companies (6 companies at March 31, 1999) carried at equity of JPY 123,932 million and JPY 114,262 million at March 31, 1999 and 2000, respectively, were quoted on the market at an aggregate value of JPY 194,624 million and JPY 180,408 million, respectively, at those dates.

      The balances and transactions with companies accounted for under the equity method are shown below:

                                                                          In millions of yen
                                                                  -----------------------------------
                                                                               March 31
                                                                  -----------------------------------
                                                                        1999              2000
                                                                  -----------------  ----------------
      Receivables, trade                                             JPY 57,615         JPY 14,010
      Payables, trade                                                    52,596             60,506

                                                                 In millions of yen
                                                -----------------------------------------------------
                                                                Year ended March 31
                                                -----------------------------------------------------
                                                     1998               1999              2000
                                                ----------------  -----------------  ----------------
      Sales                                       JPY 257,170        JPY 254,738        JPY 211,388
      Purchases                                       117,016            114,273            111,119

      Dividends received from 20 percent to 50 percent owned companies accounted for on an equity basis for the years ended March 31, 1998, 1999 and 2000 aggregated JPY 9,975 million, JPY 4,331 million and JPY 3,746 million, respectively.

Investment to Packard Bell NEC, Inc. (PBN) -

      On August 31, 1995, for consideration of JPY 17,026 million the company acquired 4,040,149 shares of voting convertible preferred stock of Packard Bell Electronics, Inc. ("PB") representing 19.97% of the then combined outstanding common and preferred stock of PB.

      On April 1, 1996, the company purchased 6,725,285 shares of non-voting redeemable convertible preferred stock from PB for JPY 30,706 million. On June 30, 1996, NEC Corporation, NEC Technologies, Inc., a wholly owned subsidiary, and PB effected an agreement to transfer certain assets and liabilities of the company's personal computer business to PB in order to integrate their worldwide personal computer businesses, except in Japan and China. The company received 7,306,000 shares of non-voting redeemable convertible preferred stock of PB for JPY 35,270 million consideration for the assets transferred. On July 11, 1996, PB changed its name to Packard Bell NEC, Inc. On June 30, 1997, the company purchased 6,772,814 shares of non-voting redeemable convertible preferred stock from PBN for JPY 32,875 million. On December 26, 1997 and February 6, 1998, the company purchased senior subordinated convertible notes for JPY 19,725 million and JPY 18,780 million, respectively.

      In February 1998, in connection with the note purchase, 11,445,000 shares of non-voting redeemable convertible preferred stock of PBN held by the company have been exchanged on a one-for-one basis for 11,445,000 shares of voting convertible preferred stock of PBN. The preferred stock exchanged has been devalued to fair value and a loss of JPY 10,663 million has been recognized on this exchange. The company also recognized a loss of JPY 19,706 million, relating to the devaluation of the remaining investment. After the exchange, the company's share of the outstanding voting shares of PBN has increased to 49% of the combined outstanding common and voting shares of PBN.

      On July 31 and August 31, 1998, NEC Corporation purchased subordinated convertible unsecured notes for JPY 21,578 million and JPY 10,605 million, respectively, from PBN.

      On September 4, 1998, NEC Corporation converted 11,445,000 shares of voting convertible preferred stock of PBN and 2,586,285 shares of non-voting preferred stock of PBN into common stock. The preferred stock converted has been devalued to fair value and a loss of JPY 17,792 million has been recognized on this conversion. The company also recognized a loss of JPY 5,950 million, relating to the devaluation of the remaining investment in the preferred stock. After the conversion, since the company's share of the outstanding voting shares of PBN has increased to 52.81% of the combined outstanding common and voting shares of PBN, the company consolidated PBN effective October 1, 1998.

      On January 6, 1999, NEC Corporation acquired 12,288,311 shares of common stock of PBN. After the acquisition, the company's share of the outstanding voting shares of PBN has increased to 88.32% of the combined outstanding common and voting shares of PBN.

      On February 26, 1999, NEC Corporation acquired all of outstanding shares of Packard Bell NEC Europe B.V. ("PBNE", presently NEC Computers International B.V.), which was a wholly owned subsidiary of PBN, for JPY 53,797 million. On February 26, 1999, NEC Corporation purchased 475,285 shares of non-voting redeemable convertible preferred stock of PBN and sold 8,698,429 shares of common stock of PBNE representing 4.44% of the voting securities of PBNE.

      The acquisitions were recorded under the purchase method accounting and the purchase prices have been allocated to assets acquired based on their estimated fair value at the dates of acquisition. In the fiscal year ended March 31, 1999, considering the disappointing financial performance of PBN, the company prepared a revised business plan and operating forecast. Based on such revised business plan and operating forecast, the company determined that goodwill, which had been recognized relating to the acquisitions of PBN, had been impaired and recorded a loss of JPY 37,795 million including the amortization.

      The following unaudited pro forma financial information for the company gives effect to the PBN acquisitions as if they had occurred on April 1, 1997. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

                                                                   In millions of yen
                                                           -----------------------------------
                                                                  Year ended March 31
                                                           -----------------------------------
                                                                1998               1999
                                                           ----------------   ----------------
Net sales                                                    JPY 5,352,256      JPY 4,920,776
Net income (loss)                                                   47,417           (151,261)

                                                                           Yen
                                                           -----------------------------------
                                                                  Year ended March 31
                                                           -----------------------------------
                                                                  1998               1999
                                                           ----------------   ----------------
Net income (loss) per share of common stock:
   -  Basic                                                    JPY 29.78         (JPY 94.49)

   -  Diluted                                                  JPY 27.36         (JPY 94.49)

      The non-voting redeemable convertible preferred stock is classified as debt securities based on the provisions of SFAS No. 115.

      During the year ended March 31, 2000, PBN decided to close its operation. Based on the decision, the company treated PBN as a liquidated company and recorded a loss of JPY 15,011 million, net of the effect of the exemption of non-voting redeemable convertible preferred stock (See Note 10 to the consolidated financial statements).

4.    Marketable securities:

      The following is a summary of marketable securities by major security type:

                                                                       In millions of yen
                                            --------------------------------------------------------------------------
                                                                         March 31, 1999
                                            --------------------------------------------------------------------------
                                                              Gross unrealized     Gross unrealized
                                                 Cost           holding gains       holding losses       Fair value
                                            ---------------   ------------------  -------------------  ---------------
      Available-for-sale:
         Equity securities                    JPY 255,879        JPY 147,945          JPY 39,745         JPY 364,079
         Debt securities                           40,001              1,505                  --              41,506
                                              -----------        -----------          ----------         -----------
                                              JPY 295,880        JPY 149,450          JPY 39,745         JPY 405,585
                                              ===========        ===========          ==========         ===========

                                                                       In millions of yen
                                            --------------------------------------------------------------------------
                                                                         March 31, 2000
                                            --------------------------------------------------------------------------
                                                              Gross unrealized     Gross unrealized
                                                 Cost           holding gains       holding losses        Fair value
                                            ---------------   ------------------  -------------------  ---------------
      Available-for-sale:
         Equity securities                     JPY 294,652        JPY 186,533         JPY 21,003          JPY 460,182
         Debt securities                            25,987              1,987              1,197               26,777
                                               -----------        -----------         ----------          -----------
                                               JPY 320,639        JPY 188,520         JPY 22,200          JPY 486,959
                                               ===========        ===========         ==========          ===========

      Contractual maturities of available-for-sale debt securities at March 31, 2000 are in the period from April 3, 2000 to June 15, 2015.

      Proceeds from sales of available-for-sale securities were JPY 22,419 million, JPY 18,087 million and JPY 180,576 million for the years ended
March 31, 1998, 1999 and 2000, respectively. Gross realized gains on those sales were JPY 16,885 million, JPY 12,887 million and JPY 98,200 million for the years ended March 31, 1998, 1999 and 2000, respectively, and gross realized losses were JPY 30,412 million and JPY 23,970 million, including devaluation losses relating to the investments described in Note 3, for the years ended March 31, 1998 and 1999, respectively, and JPY 6 million for the year ended March 31, 2000.

5.    Inventories:

      Inventories at March 31, 1999 and 2000 comprise the following:

                                                                                       In millions of yen
                                                                               -----------------------------------
                                                                                            March 31
                                                                               -----------------------------------
                                                                                     1999               2000
                                                                               ----------------   ----------------
      Finished products                                                          JPY 248,539        JPY 224,228
      Work in process and semifinished components                                    432,358            384,544
      Less - Advance payments received                                               (32,957)           (40,691)
      Raw materials and purchased components                                         163,377            179,528
                                                                                 -----------        -----------
                                                                                 JPY 811,317        JPY 747,609
                                                                                 ===========        ===========

6.    Intangible assets:

      Accumulated amortization of intangible assets was JPY 152,536 million and JPY 144,970 million at March 31, 1999 and 2000, respectively.


7.    Short-term borrowings and long-term debt:

      Short-term borrowings at March 31, 1999 and 2000 comprise the following:

                                                                                       In millions of yen
                                                                               -----------------------------------
                                                                                            March 31
                                                                               -----------------------------------
                                                                                     1999               2000
                                                                               ----------------   ----------------
      Loans, principally from banks, including bank overdrafts (average interest rate of 2.11% at March 31, 1999
         and 2.24% at March 31, 2000):
         Secured                                                                   JPY 27,231          JPY 3,460
         Unsecured                                                                    389,504            372,111
      Commercial paper
         (interest rates of 0.31% to 5.94% at March 31, 1999 and 19.00% to
         21.50% at March 31, 2000)                                                    131,400                916
                                                                                  -----------        -----------
                                                                                  JPY 548,135        JPY 376,487
                                                                                  ===========        ===========

      As to March 31, 2000, the company has unused lines of credit for short-term financing aggregating JPY 227,950 million with no commitment fees and credit facility agreements aggregating JPY 200,000 million with certain facility fees.

      Long-term debt at March 31, 1999 and 2000 comprise the following:

                                                                                             In millions of yen
                                                                                     -----------------------------------
                                                                                                  March 31
                                                                                     -----------------------------------
                                                                                           1999               2000
                                                                                     ----------------   ----------------
      Loans, principally from banks and insurance companies, due 1999 to
         2010 with interest rates of 0.573% to 9.72% at March 31, 1999 and due 2000 to 2010 with interest rates of 0.459% to 11.00% at March
         31, 2000:
         Secured                                                                        JPY 53,449          JPY 45,288
         Unsecured                                                                         533,237             415,075
      5.6% to 6.05% at March 31, 1999 and 2000 unsecured yen bonds due 1999 to
         2007 at March 31, 1999 and due 2000 to 2007 at March 31, 2000 issued in
         the Euromarket                                                                    100,000              50,000
      1.1% to 3.3% at March 31, 1999 and 2000 unsecured yen debentures due
         1999 to 2010 at March 31, 1999 and
         due 2000 to 2010 at March 31, 2000                                                670,000             640,000
      1.9% unsecured yen convertible debentures due 2004, convertible currently at JPY 1,962.90 for one common share, redeemable before
         due date                                                                          118,522             118,521
      1.0% unsecured yen convertible debentures due 2011, convertible currently at JPY 1,375.00 for one common share, redeemable before
         due date                                                                           99,389              99,158
      1.8% unsecured yen convertible debentures due 2002, convertible currently at JPY 2,066.80 for one common share, redeemable before
         due date                                                                           95,041              95,028
      1.9% unsecured yen convertible debentures due 2001, convertible currently at JPY 976.00 for one common
         share, redeemable before due date                                                  27,410              25,890
      0.375% unsecured yen convertible notes issued by
         a consolidated subsidiary due 2002                                                  6,000               5,980
      0.2% to 1.6% at March 31, 1999 and 0.2% to 1.3% at March 31, 2000
         yen medium-term notes issued by
         a consolidated subsidiary due 1999 to 2003 at March 31, 1999 and due
         2000 to 2003 at March 31, 2000 issued in the Euromarket (swapped for
         LIBOR related Sterling Pound obligation)                                           52,491              30,285
      Long-term capital lease obligation, due 1999 to 2008 with interest rates of 2.1% to 8.4% at March 31, 1999 and due 2000 to 2011 with interest rates of 1.9%
         to 7.9 % at March 31, 2000                                                         64,061              48,556
      Other                                                                                  7,564               6,797
                                                                                     -------------       -------------
                                                                                         1,827,164           1,580,578
      Unamortized premium                                                                      249                 125
                                                                                     -------------       -------------
                                                                                         1,827,413           1,580,703
      Less - Portion due within one year                                                   240,356             254,565
                                                                                     -------------       -------------
                                                                                     JPY 1,587,057       JPY 1,326,138
                                                                                     =============       =============

      The following are pledged as security for short-term borrowings and long-term debt at March 31, 2000:

                       Description                                In millions of yen
----------------------------------------------------------      ------------------------
Current notes and accounts receivable                                   JPY 1,967
Marketable securities - Noncurrent                                             49
Long-term receivables, trade                                                1,045
Property, plant and equipment (net book value)                            112,576

      The 1.8 percent unsecured yen convertible debenture agreements stipulate, among other things, that (1) NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreements and (2) certain restrictions are placed on the payment of dividends. Under the agreements NEC Corporation deposited, instead of the cash, marketable securities amounting to JPY 10,110 million and JPY 51,184 million at March 31, 1999 and 2000, respectively.

      The agreement of the 1.9 percent unsecured yen convertible debentures due 2004 stipulates, among other things, that NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreement.

      The sinking fund payments, adjusted for the conversions made to March 31, 2000, are as follows:

                                            Sinking fund payments
                     ---------------------------------------------------------------------
   Convertible                                                    Amount of each payment
    debentures                          Date                        In millions of yen
-------------------  -------------------------------------------  ------------------------
       1.8%            March 31, 2001                                     JPY 12,000

       1.9%            March 31, 2001, 2002 and 2003                          14,000

      At March 31, 2000, an aggregate of 205,000 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

      The company has basic agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the company shall provide collateral (including sums on deposit with such banks) or guarantors therefore immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

      Certain of the loan agreements provide, among other things, that the company submits to the lenders (upon their request) for approval its proposed appropriation of income (including dividends) before such appropriation can be submitted to the shareholders for approval.

      Annual maturities and sinking fund requirements on long-term debt during the five years ending March 31, 2005 are as follows:

    Year ending March 31                 In millions of yen
-----------------------------          -----------------------
            2001                            JPY 280,565
            2002                                289,079
            2003                                221,637
            2004                                239,147
            2005                                141,958

8.    Pension and severance plans:

      NEC Corporation and the subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet eligibility requirements of the retirement regulations. Under the plans, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

      NEC Corporation and certain subsidiaries in Japan also have contributory defined benefit pension plans, covering substantially all of their employees, including the governmental welfare pension benefit plan which would otherwise be provided by the Japanese government. The pension benefits are determined based on years of service and the compensation amount as stipulated in the regulations. The governmental welfare pension contributions are funded in conformity with the requirements regulated by the Japanese Welfare Pension Insurance Law.

      The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

      In 2000, NEC Corporation and certain subsidiaries in Japan have revised a part of their pension and severance indemnity plans, which have reduced the projected benefit obligation. In addition, in March 2000, there were revisions of the Japanese Welfare Pension Insurance Law, which have reduced the project benefit obligation of the governmental welfare pension benefit plan for NEC Corporation and certain subsidiaries in Japan. The effect of such reductions has been reflected as an offset of unrecognized prior service cost.

      Most subsidiaries outside Japan have various retirement plans covering substantially all of their employees, which are primarily defined contribution plans. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants' annual salaries.

      Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

                                                                                       In millions of yen
                                                                               -----------------------------------
                                                                                            March 31
                                                                               -----------------------------------
                                                                                    1999               2000
                                                                               ----------------   ----------------
      Change in benefit obligations:
         Benefit obligations at beginning of year                                JPY 951,749        JPY 1,107,788
         Service cost                                                                 49,624               51,940
         Interest cost                                                                39,958               44,312
         Actuarial loss                                                              106,594               57,502
         Benefits paid                                                               (40,137)             (52,097)
         Plan amendment                                                                   --              (53,338)
                                                                                 -----------        -------------
              Benefit obligations at end of year                                   1,107,788            1,156,107
                                                                                 -----------        -------------
      Change in plan assets: (*1)
         Fair value of plan assets at beginning of year                              616,682              665,152
         Actual return on plan assets                                                 16,480               96,592
         Employer contributions                                                       50,147               51,202
         Benefits paid                                                               (18,157)             (25,031)
                                                                                 -----------        -------------
              Fair value of plan assets at end of year                               665,152              787,915
                                                                                 -----------        -------------

      Funded status                                                                  442,636              368,192
      Unrecognized prior service cost and actuarial loss (*2)                        (79,898)             (88,245)
      Unrecognized net obligation at April 1, 1989 being recognized over
         17 years                                                                    (21,693)             (18,646)
                                                                                 -----------        -------------
              Net amounts recognized                                             JPY 341,045          JPY 261,301
                                                                                 ===========        =============

      Amounts recognized in the consolidated balance sheets consist of:
         Accrued pension and severance costs                                     JPY 203,768          JPY 213,799
         Intangible assets                                                            41,080                   --
         Accumulated other comprehensive income, gross of tax                         96,197               47,502
                                                                                 -----------        -------------
              Net amounts recognized                                             JPY 341,045          JPY 261,301
                                                                                 ===========        =============

      *1 The plan assets consist principally of corporate equity securities, government securities and corporate debt securities.

      *2 Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

      The weighted-average assumptions used in the accounting for the plans as at March 31 are as follows:

                                                                                  March 31
                                                                  ---------------------------------------
                                                                         1999                 2000
                                                                  ------------------   ------------------
      Discount rate                                                     4.0%                 4.0%
      Rate of increase in future compensation level                  1.7% - 3.8%          1.7% - 3.8%
      Expected long-term rate of return on plan assets                  4.0%                 4.0%

      Components of net pension and severance cost for all defined benefit plans including both the company's and employees' contributory portion of such plans for the years ended March 31, 1998, 1999 and 2000 were as follows:

                                                                                     In millions of yen
                                                                      ------------------------------------------------
                                                                                     Year ended March 31
                                                                      ------------------------------------------------
                                                                         1998               1999               2000
                                                                      ----------        -----------         ----------
      Service cost                                                    JPY 44,851         JPY 49,624         JPY 51,940
      Interest cost                                                       38,894             39,958             44,312
      Expected return on plan assets                                     (28,956)           (25,960)           (26,783)
      Amortization of unrecognized prior service cost and
         actuarial loss                                                    1,168              9,001             15,867
      Amortization of unrecognized net obligation at April 1,
         1989 being recognized over 17 years                               3,047              3,047              3,047
                                                                      ----------         ----------         ----------
      Net pension and severance cost for all defined benefit
         plans                                                        JPY 59,004         JPY 75,670         JPY 88,383
                                                                      ==========         ==========         ==========

      The total cost for all defined benefit and defined contribution plans was as follows:

                                                                                     In millions of yen
                                                                      ------------------------------------------------
                                                                                     Year ended March 31
                                                                      ------------------------------------------------
                                                                         1998              1999                2000
                                                                      ----------        ----------          ----------
      Net pension and severance cost for all defined benefit
         plans                                                        JPY 59,004        JPY 75,670          JPY 88,383
      Net pension cost for employees' portion of the
         contributory defined benefit pension plans                      (13,688)          (16,516)            (19,053)
      Pension and severance cost for defined contribution plans
         and severance indemnity plans
                                                                           1,952             2,198               2,307
                                                                      ----------        ----------          ----------
      Total cost for all defined benefit and defined
         contribution plans                                           JPY 47,268        JPY 61,352          JPY 71,637
                                                                      ==========        ==========          ==========

9.    Income taxes:

      Income (loss) before income taxes and provision (benefit) for income taxes comprise the following components:

                                                                                      In millions of yen
                                                                     ---------------------------------------------------
                                                                                      Year ended March 31
                                                                     ---------------------------------------------------
                                                                         1998                1999               2000
                                                                     -----------         ------------        -----------
      Income (loss) before income taxes:
         NEC Corporation and domestic subsidiaries                   JPY 117,935         (JPY 104,695)       JPY 120,198
         Foreign subsidiaries                                            (26,942)            (120,031)           (90,015)
                                                                     -----------         ------------        -----------
                                                                      JPY 90,993         (JPY 224,726)        JPY 30,183

      Provision (benefit) for income taxes:
         Current -
            NEC Corporation and domestic subsidiaries                 JPY 78,498           JPY 36,420         JPY 29,551
            Foreign subsidiaries                                         (10,513)               9,056              5,035
                                                                     -----------         ------------        -----------
                                                                          67,985               45,476             34,586

         Deferred -
            NEC Corporation and domestic subsidiaries                    (30,196)            (113,440)             7,273
            Foreign subsidiaries                                           3,725               (5,024)            (9,375)
                                                                     -----------         ------------        -----------
                                                                         (26,471)            (118,464)            (2,102)
                                                                     -----------         ------------        -----------
                                                                      JPY 41,514          (JPY 72,988)        JPY 32,484
                                                                     ===========         ============        ===========

      The company is subject to a number of different income taxes which, in the aggregate, indicate normal statutory tax rates in Japan of approximately 51, 47 and 42 percent for the years ended March 31, 1998, 1999 and 2000, respectively. Due to the changes in Japanese tax regulations, a normal statutory tax rate in Japan has reduced effective April 1, 1998 and 1999. A reconciliation between the reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before tax by the applicable normal statutory income tax rate is as follows:

                                                                                  In millions of yen
                                                                 ------------------------------------------------------
                                                                                  Year ended March 31
                                                                 ------------------------------------------------------
                                                                       1998               1999               2000
                                                                 ----------------   ----------------  -----------------
      "Expected" tax expense (benefit)                              JPY 46,406        (JPY 105,621)       JPY 12,677
      Increase (decrease) in taxes resulting from:
         a.   Disposition of an investment
                in a consolidated subsidiary                                --             (66,748)           (1,050)
         b.   Changes in valuation allowance                           (12,857)             33,895           (11,844)
         c.   Non-deductible expense
                for tax purposes                                         4,570               3,378             2,337
         d.   International tax rate differences                            78               9,866             9,206
         e.   Effect of change in normal statutory tax rate in
                Japan                                                    6,604              23,326                --
         f.   Tax rate difference relating to unrecognized gain
                (loss) of marketable securities                         (6,519)             (5,430)            6,694
         g.   Goodwill                                                   1,211              19,458             8,648
         h.   Tax on undistributed earnings                              3,883              (8,020)            8,141
         i.   Other                                                     (1,862)             22,908            (2,325)
                                                                    ----------        ------------        ----------
      Actual total income tax expense (benefit)                     JPY 41,514         (JPY 72,988)       JPY 32,484
                                                                    ==========        ============        ==========

      The significant components of deferred tax assets and liabilities at March 31, 1999 and 2000 are as follows:

                                                                       In millions of yen
                                                               -----------------------------------
                                                                            March 31
                                                               -----------------------------------
                    Deferred tax assets                              1999              2000
------------------------------------------------------------   ----------------  -----------------
Intercompany profit on inventories and tangible fixed
   assets between consolidated companies                           JPY 25,811        JPY 20,268
Investment securities                                                  13,487            45,914
Accrued bonus                                                          10,149            20,619
Accrued pension and severance costs                                    74,026            61,140
Operating lease                                                        36,086            33,168
Loss carryforwards                                                    230,050           154,334
Other                                                                  47,981            68,972
                                                                  -----------       -----------
                                                                      437,590           404,415
Less -   Valuation allowance                                           75,177            38,198
                                                                  -----------       -----------
             Total                                                JPY 362,413       JPY 366,217
                                                                  ===========       ===========

                 Deferred tax liabilities
------------------------------------------------------------

Marketable securities                                              JPY 68,030        JPY 87,133
Tax deductible reserve                                                 30,317            53,245
Tax on undistributed earnings                                           9,595            12,462
Other                                                                  24,114            11,550
                                                                  -----------       -----------
             Total                                                JPY 132,056       JPY 164,390
                                                                  ===========       ===========

      In Japan, consolidated tax returns are not permitted; accordingly, company subsidiaries are required to file separate tax returns. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards which are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 1998, 1999 and 2000 were decrease of JPY 23,850 million, increase of JPY 10,019 million and decrease of JPY 36,979 million, respectively. Of the change in the valuation allowance, the amounts attributable to the release of the beginning of the year balance for the years ended March 31, 1998 and 1999 were JPY 21,576 million and JPY 6,542 million, respectively, which were mainly due to favorable developments in the subsequent year. For the year ended March 31, 2000, that was JPY 31,228 million, which was mainly due to favorable developments in the subsequent year and the restructuring of certain subsidiaries.

      At March 31, 2000, for tax return purposes, the company had tax loss carryforwards amounting to approximately JPY 382,602 million of which JPY 289,113 million relates to domestic companies and will expire during the period from 2001 through 2005. The rest of approximately JPY 93,489 million relates to foreign subsidiaries and will expire primarily in 2007, 2008 and 2014.

      Realization is dependent on companies generating sufficient taxable income prior to expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.


10.   Non-voting redeemable convertible preferred stock:

      Non-voting redeemable convertible preferred stock at March 31, 1999 consisted of 6,725,285 shares issued by the company's consolidated subsidiary PBN, and held by a third party other than NEC. During the year ended March 31, 2000, PBN decided to close its operation. Under the situation, the third party devaluated the non-voting redeemable convertible preferred stock and the company treated the non-voting redeemable convertible preferred stock, including unpaid dividends as exempted.

11.   Shareholders' equity:

      Changes in common stock, additional paid-in capital, legal reserve, accumulated other comprehensive income and treasury stock are shown below:

                                                                                      In millions of yen
                                                                  -----------------------------------------------------------
                                                                                      Year ended March 31
                                                                  -----------------------------------------------------------
                                                                      1998                   1999                    2000
                                                                  -----------             -----------            ------------
      Common stock:
         Balance at beginning of year                             JPY 200,403             JPY 216,053            JPY  230,212

         Conversion of convertible debt                                15,650                  14,159                     925
                                                                  -----------             -----------            ------------

         Balance at end of year                                   JPY 216,053             JPY 230,212            JPY  231,137
                                                                  ===========             ===========            ============

      Additional paid-in capital:
         Balance at beginning of year                             JPY 312,192             JPY 330,931            JPY  345,642
         Conversion of convertible debt                                18,303                  14,711                     803
         Change in interest in consolidated subsidiaries                  435                      --                   1,780
         Gain on sale of treasury stock                                     1                      --                       9
                                                                  -----------             -----------            ------------

         Balance at end of year                                   JPY 330,931             JPY 345,642             JPY 348,234
                                                                  ===========             ===========            ============

      Legal reserve:
         Balance at beginning of year                             JPY  31,985             JPY  34,081            JPY   35,652
         Transfer from retained earnings                                2,096                   1,571                   1,270
                                                                  -----------             -----------            ------------

         Balance at end of year                                   JPY  34,081             JPY  35,652            JPY   36,922
                                                                  ===========             ===========            ============

      Accumulated other comprehensive income:
         Balance at beginning of year                             JPY 104,633             JPY  96,964             JPY   2,595
         Other comprehensive income (loss),
           net of tax                                                  (7,669)                (94,369)                 45,410
                                                                  -----------             -----------            ------------

         Balance at end of year                                   JPY  96,964             JPY   2,595             JPY  48,005
                                                                  ===========             ===========            ============

      Treasury stock, at cost:
         Balance at beginning of year                             JPY     (15)            JPY      (8)           JPY      (18)
         Net change resulting from purchase and sales of
           fractional shares of less than
           "One Unit" as defined by the Japanese Commercial
           Code                                                             7                     (10)                    (65)
                                                                  -----------             -----------            ------------

         Balance at end of year                                   JPY      (8)            JPY     (18)           JPY      (83)
                                                                  ===========             ===========            ============

1)       Common stock and additional paid-in capital -

         Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 1998, 1999 and 2000 were 32,439,230 shares, 28,928,256 shares and 1,798,430 shares, respectively.

         Prior to 1985, NEC Corporation made free share distributions of 233,182,146 shares. The cumulative amount of the fair value of these shares at the time of issuance was JPY 258,755 million. Had the company accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts.

2)       Legal reserve and retained earnings -

         The Japanese Commercial Code provides that an amount equal to at least 10 percent of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals
25 percent of their respective stated capital.

         The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan. The appropriations of retained earnings for the year ended March 31, 2000, as incorporated in the accompanying consolidated financial statements, include year-end dividends of JPY 4,886 million which, in accordance with the Japanese Commercial Code, will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 29, 2000 and will be recorded in the statutory books of account on that date.

         Retained earnings at March 31, 2000 include NEC Corporation and its consolidated subsidiaries' equity in undistributed earnings of 50 percent or less owned companies accounted for by the equity method in the amount of JPY 115,392 million.

3)       Other comprehensive income -

         Change in accumulated other comprehensive income is as follows:

                                                                                     In millions of yen
                                                                  -------------------------------------------------------
                                                                                     Year ended March 31
                                                                  -------------------------------------------------------
                                                                      1998                 1999                  2000
                                                                  -----------           -----------          ------------
            Foreign currency translation adjustments:
               Balance at beginning of year                       JPY   3,601           JPY  12,862          JPY   (1,648)
               Change in the current period                             9,261               (14,510)              (24,333)
                                                                  -----------           -----------          ------------

               Balance at end of year                             JPY  12,862           JPY  (1,648)         JPY  (25,981)
                                                                  ===========           ===========          ============

            Minimum pension liability adjustment:
               Balance at beginning of year                       JPY      --           JPY      --          JPY  (55,794)
               Change in the current period                                --               (55,794)               28,243
                                                                  -----------           -----------          ------------

               Balance at end of year                             JPY      --           JPY (55,794)         JPY  (27,551)
                                                                  ===========           ===========          ============

            Unrealized gains (losses) on securities:
               Balance at beginning of year                       JPY 101,032           JPY  84,102          JPY   60,037
               Change in the current period                           (16,930)              (24,065)               41,500
                                                                  -----------           -----------          ------------

               Balance at end of year                             JPY  84,102           JPY  60,037          JPY  101,537
                                                                  ===========           ===========          ============

            Total accumulated other comprehensive income:
               Balance at beginning of year                       JPY 104,633           JPY  96,964          JPY    2,595
               Change in the current period                            (7,669)              (94,369)               45,410
                                                                  -----------           -----------          ------------

               Balance at end of year                             JPY  96,964           JPY   2,595          JPY   48,005
                                                                  ===========           ===========          ============

            Tax effect allocated to each component of other comprehensive income
(loss) is as follows:

                                                                                    In millions of yen
                                                               ----------------------------------------------------------
                                                                                    Year ended March 31
                                                               ----------------------------------------------------------
                                                                 Before tax          Tax (expense) or         Net-of-tax
                                                                   amount                 benefit               amount
                                                                ------------         ----------------         -----------
        1998:
           Foreign currency translation adjustments             JPY    9,261            JPY      --           JPY   9,261
           Unrealized gains (losses) on securities -
              Unrealized holding gains (losses) arising
                during period                                        (52,781)                29,223               (23,558)
              Less:   reclassification adjustments for
                       gains (losses) realized in net
                       income                                         13,527                 (6,899)                6,628
                                                                ------------            -----------           -----------
           Other comprehensive income                           JPY  (29,993)           JPY  22,324           JPY  (7,669)
                                                                ============            ===========           ===========

        1999:
           Foreign currency translation adjustments             JPY  (14,510)           JPY      --           JPY (14,510)
           Minimum pension liability adjustment                      (96,197)                40,403               (55,794)
           Unrealized gains (losses) on securities -
              Unrealized holding gains (losses) arising
                during period                                        (56,744)                26,496               (30,248)
              Less:   reclassification adjustments for
                       gains (losses) realized in net
                       income                                         11,083                 (4,900)                6,183
                                                                ------------            -----------           -----------

           Other comprehensive income                           JPY (156,368)           JPY  61,999           JPY (94,369)
                                                                ============            ===========           ===========

        2000:
           Foreign currency translation adjustments             JPY  (24,333)           JPY      --           JPY (24,333)
           Minimum pension liability adjustment                       48,695                (20,452)               28,243
           Unrealized gains (losses) on securities -
              Unrealized holding gains (losses) arising
                during period                                        156,825                (65,019)               91,806
              Less:   reclassification adjustments for
                       gains (losses) realized in net
                       income                                        (98,194)                47,888               (50,306)
                                                                ------------            -----------           -----------

           Other comprehensive income                           JPY   82,993            JPY (37,583)          JPY  45,410
                                                                ============            ===========           ===========

12.      Net income per share:

         Basic and diluted net income (loss) per share are computed as follows:

                                                                                  In exact shares
                                                                 ----------------------------------------------------
                                                                                Year ended March 31
                                                                 ----------------------------------------------------
                                                                     1998                1999               2000
                                                                 -------------      -------------       -------------
      Number of shares for basic per share computations
         for net income:
         Weighted-average number of shares of common
           stock outstanding for the year                        1,592,406,790      1,600,876,070       1,627,817,355
         Add - Incremental shares related to convertible
           bonds                                                   254,578,150                 --                  --
                                                                 -------------      -------------       -------------

         Number of shares for diluted per share
           computations for net income                           1,846,984,940      1,600,876,070       1,627,817,355
                                                                 =============      =============       =============

                                                                                          In millions of yen
                                                                      --------------------------------------------------------
                                                                                          Year ended March 31
                                                                      --------------------------------------------------------
                                                                         1998                     1999                 2000
                                                                      ----------              ------------          ----------
      Net income (loss) available to common shareholders
                                                                      JPY 47,417              JPY (151,261)         JPY 10,416
      Net income effect of interest on convertible bonds
                                                                           3,109                        --                  --
                                                                      ----------              ------------          ----------

      Net income (loss) available to common shareholders and
         assumed conversions                                          JPY 50,526              JPY (151,261)         JPY 10,416
                                                                      ==========              ============          ==========


                                                                                              Yen
                                                                     --------------------------------------------------------
                                                                                        Year ended March 31
                                                                     --------------------------------------------------------
                                                                        1998                    1999                   2000
                                                                     ---------               ----------             ---------
      Net income (loss) per share of common stock:
         -  Basic                                                    JPY 29.78               JPY (94.49)            JPY  6.40
                                                                     =========               ==========             =========

         -  Diluted                                                  JPY 27.36               JPY (94.49)            JPY  6.40
                                                                     =========               ==========             =========

13.      Financial instruments:

         1)       Fair value of financial instruments -

                  The carrying amounts of cash and cash equivalents, time deposits, notes and accounts receivable and payable, trade, short-term borrowings, employees' savings deposits, accrued taxes on income and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of the other financial instruments are summarized as follows:

                                                                            In millions of yen
                                                  -------------------------------------------------------------------------
                                                                                  March 31
                                                  -------------------------------------------------------------------------
                                                                 1999                                  2000
                                                  ------------------------------------  -----------------------------------
                                                      Carrying        Estimated fair        Carrying        Estimated fair
                                                       amount              value             amount              value
                                                  ----------------   -----------------  ----------------   ----------------
      Long-term receivables, trade                    JPY 41,952        JPY 42,623         JPY 53,018         JPY 54,081
      Long-term loans                                     24,663            24,712             22,088             22,182
      Long-term debt, including current
         portion and excluding capital
         lease obligation                             (1,763,352)       (1,823,606)        (1,532,147)        (1,798,325)

      Derivatives:
         Forward exchange contracts                         (728)             (488)               213                330
         Interest rate and currency swap
           agreements                                        884           (15,277)             5,975             (4,585)
         Option contracts -
           Purchased                                         270               229                127                 52
           Written                                           (29)              (29)                --                 --

                  The fair values of financial instruments at March 31, 1999 and 2000 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted values of future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows for the same or similar types of instruments. Investments in equity securities, included in investments and advances-other, with an aggregated carrying value of JPY 162,320 million and JPY 162,475 million at March 31, 1999 and 2000, respectively, consist of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair values of these investments. Fair value of the forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, and fair value of the interest rate and currency swap agreements is estimated based on the discounted values of net future cash flows, and fair value of the option contracts is estimated using pricing models based upon current market interest and foreign exchange rates and volatilities.

         2)       Derivative financial instruments -

                  In the normal course of business, the company enters into various derivative financial instruments in order to manage exposures resulting from fluctuations in foreign currency exchange rates and interest rates. The primary classes of derivatives used by the company are forward exchange contracts, interest rate swap agreements, currency swap agreements and foreign currency purchased and written options as a normal part of its risk management efforts, which include those transactions designed as hedges but that do not qualify for hedge accounting under accounting principles generally accepted in the United States of America. Gains and losses on those derivative financial instruments qualified for hedge accounting are deferred and recognized in income when the hedged transaction occurs. Other derivatives used for hedging purposes but not qualifying for hedge accounting under accounting principles generally accepted in the United States of America are marked to market.

                  The forward exchange contracts have been entered into as hedges against the adverse impact of fluctuations in foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies arising from the company's operating activities. The company had outstanding forward exchange contracts which, at March 31, 1999, mature through March 2000 to purchase the equivalent of JPY 27,526 million, principally U.S. Dollars and German Marks, and to sell the equivalent of JPY 82,937 million, principally U.S. Dollars and German Marks, of various foreign currencies. At March 31, 2000, the company had outstanding forward exchange contracts which mainly mature through March 2001 to purchase the equivalent of JPY 59,543 million, principally U.S. Dollars, and to sell the equivalent of JPY 175,334 million, principally U.S. Dollars and EUR, of various foreign currencies.

                  The interest rate swap agreements are basically integrated with underlying debt obligations and designed to convert fixed rate debt into floating rate debt, or vice versa, and interest rate option agreements are also arranged so that exposures to losses resulting from fluctuations in interest rates are managed. The currency swap agreements and options are designed to limit exposures to losses resulting from fluctuations in foreign currency exchange rates. The aggregate notional principal amounts for interest rate swap agreements and currency swap agreements were JPY 620,628 million and JPY 585,846 million at March 31, 1999 and 2000, respectively. These agreements mature through 2009. The differentials to be paid or received related to interest rate swap agreements are recognized in interest expense over the terms of the agreements. The notional principal amounts of purchased interest rate option contracts were JPY 25,279 million and JPY 14,548 million at March 31, 1999 and 2000, respectively. These agreements mature through 2007. The notional principal amounts of written interest rate option contracts at March 31, 1999 was JPY 1,680 million.

                  The counterparties to the company's derivative transactions are major financial institutions. As a normal business risk, the company is exposed to credit loss in the event of nonperformance by the counterparties, however, the company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.


14.      Research and development expenses:

         Research and development expenses included in selling, general and administrative expenses approximated JPY 381,239 million, JPY 346,215 million and JPY 315,163 million for the years ended March 31, 1998, 1999 and 2000, respectively.


15.      Advertising costs:

         The company expenses advertising costs as incurred. Advertising expenses amounted to JPY 45,684 million, JPY 34,766 million and JPY 31,774 million for the years ended March 31, 1998, 1999 and 2000, respectively.


16.      Other income and expenses:

         1)       Exchange gains and losses -

                  Foreign currency transaction gains and losses which were included in either other income or other expenses were as follows:

                                                                    In millions of yen
                                                   ------------------------------------------------------
                                                                    Year ended March 31
                                                   ------------------------------------------------------
                                                        1998               1999               2000
                                                   ----------------   ----------------   ----------------
      Net exchange gains (losses)                     JPY 1,954         JPY (21,040)       JPY (34,398)

         2)       Restructuring and other unusual items -

                  For the year ended March 31, 2000, the company recorded a JPY 148,022 million net charge for restructure and other unusual items, primarily associated with the liquidation or sales of the subsidiaries and refund of the amount overcharged in connection with the Defense Agency and the Defense Facilities Administration Agency of Japan.

17.      Leasing arrangements:

         1)       Leasing of computer equipment -

                  In the normal course of business, the company sells certain equipment to an affiliated financing company which in turn leases the equipment to certain government and government agency customers under operating leases. The company also agrees to repurchase that equipment at prescribed amounts at the expiration of the lease. The company has previously accounted for these transactions as sales which is consistent with accounting practices in Japan. The estimated accrued losses arising from future repurchases of computers have been provided for. Effective December 1, 1995, the company began to account for these transactions as assets owned and leased to others under operating leases as required by accounting principles generally accepted in the United States of America. The company has not restated prior periods because the effect on earnings of applying the new accounting practice is not material. Income before taxes was reduced by JPY 17,309 million for the year ended March 31, 1998, and loss before taxes was increased by JPY 9,027 million for the year ended March 31, 1999 compared to income or loss that would have been reported if the company had previously followed the new accounting practice.

                  At March 31, 1999 and 2000, the company invested in computer equipment to be leased to others, amounting to JPY 70,284 million less accumulated depreciation of JPY 45,337 million and JPY 59,301 million less accumulated depreciation of JPY 40,104 million, respectively. Future minimum lease payments from noncancelable leases as of March 31, 2000 are JPY 5,433 million and JPY 435 million for the years ending March 31, 2001 and 2002, respectively.

         2)       Lease of facilities and equipment
                    for the company's use -

                  The company leases certain facilities and equipment for its own use. Gross amount of leased assets under capital leases included in machinery and equipment was JPY 133,785 million and JPY 122,253 million at March 31, 1999 and 2000, respectively. Accumulated amortization of the leased assets at March 31, 1999 and 2000 was JPY 77,946 million and JPY 78,007 million, respectively.

                  The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2000:

                             Year ending March 31                          In millions of yen
            --------------------------------------------------------    ------------------------
            2001                                                               JPY 23,157
            2002                                                                   14,924
            2003                                                                    7,296
            2004                                                                    3,675
            2005                                                                    2,346
            2006                                                                      523
                                                                               ----------
                    Total minimum lease payments                                   51,921
            Less - Amount representing interest                                     3,365
                                                                               ----------
            Present value of net minimum lease payments                            48,556
            Less - Current obligation                                              20,635
                                                                               ----------

            Long-term lease obligation                                         JPY 27,921
                                                                               ==========

                  During the year ended March 31, 2000, the company sold certain land, buildings, facilities and equipment for JPY 176,057 million.
         The assets were leased back from the purchaser over periods of one to four years. The resulting leases were classified for as operating leases and the resulting gain of JPY 43,787 million, relating to the profit on the sale in excess of the present value of the minimum lease payments over the lease terms, was recorded as other income, and deferred gain of JPY 21,124 million is being amortized over the lease terms.

                  Rental expenses under operating leases, including the assets subject to sale-leaseback transactions discovered above, were as follows:

                                                                                 In millions of yen
                                                                ------------------------------------------------------
                                                                                 Year ended March 31
                                                                ------------------------------------------------------
                                                                     1998               1999               2000
                                                                ----------------   ----------------  -----------------
            Rental expenses under operating leases                JPY 122,730        JPY 118,584        JPY 121,510

                  Future minimum rental payments are as follows:

                               Year ending March 31                 In millions of yen
                           -----------------------------          -----------------------
                           2001                                        JPY 24,396
                           2002                                            18,674
                           2003                                            16,178
                           2004                                            14,813
                           2005                                             4,771
                           2006 and thereafter                             18,510

18.      Commitments and contingent liabilities:

         Commitments outstanding at March 31, 2000 for the purchase of property, plant and equipment approximated JPY 42,121 million.

         Contingent liabilities at March 31, 2000 for notes discounted, loans guaranteed and other guarantees amounted to approximately JPY 132,910 million.


19.      Restatement of financial statements:

         The company has applied SFAS No. 115 and has restated its prior years' consolidated financial statements. The following table presents a summary of the effects of the restatements on the consolidated balance sheet as of March 31, 1999 and the related consolidated statements of income, comprehensive income and retained earnings for the years ended March 31, 1998 and 1999.

                                                                                      In millions of yen
                                                                           ---------------------------------------
                                                                                        March 31, 1999
                                                                           ---------------------------------------
                                                                             As previously
                                                                                reported           As restated
                                                                           -------------------  ------------------
      Marketable securities (current and non-current)                         JPY 295,880          JPY 405,585
      Investments and advances                                                    347,886              355,795
      Deferred tax assets (current and non-current assets)                        278,580              230,357
      Long-term liabilities:  Other                                                 7,880                3,184
      Minority shareholders' equity in consolidated subsidiaries
                                                                                   64,722               64,658
      Retained earnings                                                           299,148              313,262
      Accumulated other comprehensive income (loss)                               (57,442)               2,595


                                                                        In millions of yen
                                              -----------------------------------------------------------------------
                                                                        Year ended March 31
                                              -----------------------------------------------------------------------
                                                              1998                                 1999
                                              -----------------------------------   ---------------------------------
                                                As previously                        As previously
                                                   reported         As restated        reported         As restated
                                              -----------------   ---------------   ---------------    --------------
Provision (benefit) for income taxes             JPY 48,033         JPY 41,514        JPY (67,558)       JPY (72,988)
Equity in earnings (losses) of affiliated
   companies                                          1,181                777             (6,324)            (5,068)
Net income (loss)                                    41,302             47,417           (157,947)          (151,261)
Comprehensive income (loss), net of tax:
   Net unrealized gain on securities                     --            (16,930)                 -            (24,065)

                                                                               Yen
                                              -----------------------------------------------------------------------
                                                                        Year ended March 31
                                              -----------------------------------------------------------------------
                                                              1998                                 1999
                                              -----------------------------------   ---------------------------------
                                                As previously                        As previously
                                                   reported         As restated        reported         As restated
                                              -----------------   ---------------   ---------------    --------------
Net income (loss) per share of common stock:

   -  Basic                                      JPY 25.94          JPY 29.78         JPY (98.66)       JPY (94.49)
   -  Diluted                                        24.05              27.36             (98.66)           (94.49)


20.      Segment information:

         1)       Operating segments -

                  The company has reorganized its organization structure by forming in-house companies, in order to concentrate its business resources into the Internet business fields for new growth of the company.

                  The following information about each operating segment are the segments of the company, for which separate financial information is available, and, of which operating profits or losses are reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance periodically. "NEC Solutions" provides Internet solutions to corporations, individuals and government/public sectors, and develops, designs, manufactures and markets mainframe computers called "ACOS series", PC servers, PCs, workstations, software products, etc. "NEC Networks" provides Internet solutions to network operators, and develops, designs, manufactures and markets mobile communication systems, transmission systems, switching systems, microwave communications systems, etc. "NEC Electron Devices" provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets DRAMs, microcomputers, ASICs, transistors, LCDs, capacitors, etc. "Others" consist of monitors, LCD projectors, electronic measuring and testing instruments, and electronic appliances for the home, etc. The company's products and services are generally unique to a single operating segment.

      a.    Sales:

                                                                       In millions of yen
                                                       --------------------------------------------------
                                                                        Year ended March 31
                                                       --------------------------------------------------
                                                           1998              1999               2000
                                                       -------------     -------------      -------------
            Sales:
               NEC Solutions -
                  External customers                   JPY 1,734,171     JPY 1,915,682      JPY 2,138,161
                  Intersegment                               140,728           120,971            132,464
                                                       -------------     -------------      -------------
                         Total                             1,874,899         2,036,653          2,270,625
                                                       -------------     -------------      -------------

               NEC Networks -
                  External customers                       1,670,103         1,458,612          1,422,302
                  Intersegment                               149,482           123,557            105,456
                                                       -------------     -------------      -------------
                         Total                             1,819,585         1,582,169          1,527,758
                                                       -------------     -------------      -------------

               NEC Electron Devices -
                  External customers                         918,001           830,434            881,895
                  Intersegment                               233,311           214,450            240,895
                                                       -------------     -------------      -------------
                         Total                             1,151,312         1,044,884          1,122,790
                                                       -------------     -------------      -------------

               Others -
                  External customers                         578,847           554,684            549,089
                  Intersegment                               204,734           166,859            174,822
                                                       -------------     -------------      -------------
                         Total                               783,581           721,543            723,911
                                                       -------------     -------------      -------------

               Eliminations                                 (728,255)         (625,837)          (653,637)
                                                       -------------     -------------      -------------

            Consolidated total                         JPY 4,901,122     JPY 4,759,412      JPY 4,991,447
                                                       =============     =============      =============

      b. Segment profit or loss:

                                                                       In millions of yen
                                                         ---------------------------------------------
                                                                       Year ended March 31
                                                         ---------------------------------------------
                                                            1998             1999             2000
                                                         ----------      ------------      -----------
            Operating income (loss):
               NEC Solutions                             JPY 54,566        JPY 47,325       JPY 84,430
               NEC Networks                                 161,493            81,023           57,110
               NEC Electron Devices                          54,118           (54,450)          49,444
               Others                                        (2,888)           (9,444)          (2,747)
                                                         ----------      ------------      -----------
                         Total                              267,289            64,454          188,237
               Eliminations                                  (8,892)              573          (17,640)
               Unallocated amounts -
                  Corporate expenses                        (67,993)          (61,888)         (60,183)
                                                         ----------      ------------      -----------
            Consolidated operating income                   190,404             3,139          110,414

            Other income                                     69,564            56,379          218,444
            Other expenses                                 (168,975)         (284,244)        (298,675)
                                                         ----------      ------------      -----------

            Consolidated income (loss)
               before income taxes                       JPY 90,993      JPY (224,726)     JPY (30,183)
                                                         ==========      ============      ===========

      c.    Assets:

                                                                          In millions of yen
                                                        -----------------------------------------------------
                                                                         Year ended March 31
                                                        -----------------------------------------------------
                                                            1998                1999                 2000
                                                        -------------       -------------       -------------
            Total assets:
               NEC Solutions                            JPY 1,117,808       JPY 1,211,188       JPY 1,023,039
               NEC Networks                                 1,011,004             984,514           1,071,050
               NEC Electron Devices                         1,262,376           1,204,262           1,171,940
               Others                                       1,303,250           1,141,818             758,059
                                                        -------------       -------------       -------------
                         Total                              4,694,438           4,541,782           4,024,088
               Eliminations                                  (286,089)           (244,309)           (222,528)
               Corporate assets                               666,129             748,461             807,404
                                                        -------------       -------------       -------------

            Consolidated total                          JPY 5,074,478       JPY 5,045,934       JPY 4,608,964
                                                        =============       =============       =============

      d. Other significant items:

                                                                        In millions of yen
                                                        -----------------------------------------------
                                                                       Year ended March 31
                                                        -----------------------------------------------
                                                            1998              1999              2000
                                                        ------------      -----------        ----------
            Depreciation:
               NEC Solutions                             JPY 36,778        JPY 37,233        JPY 31,119
               NEC Networks                                  26,677            30,944            32,770
               NEC Electron Devices                         174,124           192,868           153,559
               Others                                        27,622            24,169            23,561
                                                        -----------       -----------       -----------
                         Total                              265,201           285,214           241,009
               Corporate                                     20,661            21,228            19,933
                                                        -----------       -----------       -----------

            Consolidated total                          JPY 285,862       JPY 306,442       JPY 260,942
                                                        ===========       ===========       ===========

            Capital expenditures for segment assets:
               NEC Solutions                             JPY 36,780        JPY 37,136        JPY 31,662
               NEC Networks                                  45,321            32,337            32,955
               NEC Electron Devices                         234,621           124,073           171,857
               Others                                        46,282            34,385            17,713
                                                        -----------       -----------       -----------
                         Total                              363,004           227,931           254,187
               Corporate                                     22,342            25,692            27,452
                                                        -----------       -----------       -----------

            Consolidated total                          JPY 385,346       JPY 253,623       JPY 281,639
                                                        ===========       ===========       ===========

            The capital expenditures in the above table represent the additions to fixed assets of each segment.

         2)       Geographic information -

                  Sales which are attributed to geographies based on the country location of NEC Corporation or the subsidiaries that transacted the sale with the external customers, operating income (loss) and long-lived assets for the years ended March 31, 1998, 1999 and 2000 are as follows. Although the geographic information of operating income is not required under SFAS 131, the company discloses this information as supplemental information in light of the disclosure requirement of the Japanese Securities and Exchange Law.

                                                                           In millions of yen
                                                       ----------------------------------------------------------
                                                                          Year ended March 31
                                                       ----------------------------------------------------------
                                                            1998                 1999                   2000
                                                       -------------         -------------          -------------
            Net sales:
               Japan                                   JPY 4,048,556         JPY 3,662,123          JPY 3,745,910
               North America                                 400,173               519,134                521,684
               Others                                        452,393               578,155                723,853
                                                       -------------         -------------          -------------

                         Total                         JPY 4,901,122         JPY 4,759,412          JPY 4,991,447
                                                       =============         =============          =============

            Operating income (loss):
               Japan                                   JPY   207,841         JPY    54,732          JPY   120,141
               North America                                  (4,558)              (37,730)               (13,705)
               Others                                         (8,929)              (12,168)                 4,774
               Eliminations                                   (3,950)               (1,695)                  (796)
                                                       -------------         -------------          -------------

                         Total                         JPY   190,404         JPY     3,139          JPY   110,414
                                                       =============         =============          =============

            Long-lived assets:
               Japan                                   JPY 1,384,494         JPY 1,356,772          JPY 1,213,264
               North America                                  95,500               101,631                 65,023
               Others                                        208,253               150,030                126,628
                                                       -------------         -------------          -------------

                         Total                         JPY 1,688,247         JPY 1,608,433          JPY 1,404,915
                                                       =============         =============          =============

                  There are not any individually material countries with respect to the sales and long-lived assets included in other areas.

                  Transfers between reportable operating or geographic segments are made at arm's-length prices. Operating income is sales less costs and operating expenses. Corporate expenses include general corporate expenses and R & D expenses at NEC Corporation which are not allocated to any operating segment. Unallocated corporate assets consist primarily of cash and cash equivalents and buildings maintained for general corporate purposes.

         3)       Major customers -

                  Sales to one of the major customers of the company accounted for approximately 12.6%, 10.6% and 11.6% of consolidated sales for the years ended March 31, 1998, 1999 and 2000, respectively, mainly in NEC Networks and NEC Solutions segments.


21.      Subsequent event:

         On August 11, 2000, NEC Corporation issued zero coupon unsecured convertible bonds of with call option of JPY 100,000 million due 2007 by a public offering. The issue price was 100 percent of the face value of the bonds and the conversion price is JPY 3,207 per share (subject to adjustments in certain events).

                                                                     SCHEDULE II


                  NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS

                FOR THE YEARS ENDED MARCH 31, 1998, 1999 AND 2000




                                                                              Additions
                                                           Balance at        charged to                               Balance at
                                                          beginning of        costs and                                 end of
                                                             period            expenses          Deductions             period
                                                          ------------       ------------     ---------------        ------------
1998:
Allowance for doubtful notes and accounts                   JPY 21,327         JPY  1,527      JPY 10,779 (1)         JPY 12,075
                                                            ==========         ==========      ==========             ==========

1999:
Allowance for doubtful notes and accounts                   JPY 12,075         JPY 18,671      JPY 13,473 (1)         JPY 17,273
                                                            ==========         ==========      ==========             ==========

2000:
Allowance for doubtful notes and accounts                   JPY 17,273         JPY 15,568      JPY  6,426 (1)         JPY 26,415
                                                            ==========         ==========      ==========             ==========

Note

(1) Principally accounts written off, translation adjustments and reversal of allowance for doubtful notes and accounts.

FINANCIAL STATEMENTS

Packard Bell NEC, Inc.
Year ended December 31, 1997
with Report of Independent Auditors

                             Packard Bell NEC, Inc.

                        Consolidated Financial Statements

                          Year ended December 31, 1997




                                    CONTENTS


Report of Ernst & Young LLP, Independent Auditors............................1


Consolidated Financial Statements
Consolidated Balance Sheet...................................................2
Consolidated Statement of Operations.........................................4
Consolidated Statement of Redeemable Convertible Preferred Stock and
     Stockholders' Net Capital Deficiency....................................5
Consolidated Statement of Cash Flows.........................................6
Notes to Consolidated Financial Statements ..................................8

                Report of Ernst & Young LLP, Independent Auditors

Stockholders and Board of Directors
Packard Bell NEC, Inc.

We have audited the accompanying consolidated balance sheet of Packard Bell NEC, Inc. as of December 31, 1997 and the related consolidated statement of operations, redeemable convertible preferred stock and stockholders' net capital deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Packard Bell NEC, Inc. as of December 31, 1997, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young LLP

Sacramento, California
March 11, 1998, except for the
   third paragraph of Note 3, as to
   which the date is March 30, 1998

                             Packard Bell NEC, Inc.

                           Consolidated Balance Sheet

                                December 31, 1997

                (dollars in thousands, except per share amounts)


ASSETS
Current assets:
   Cash                                                             $   207,002
   Accounts receivable, less allowance for doubtful
     accounts of $21,720                                                529,703
   Accounts receivable from related parties                              84,022
   Inventories                                                          316,822
   Prepaid expenses and other current assets                             60,165
                                                                    -----------
Total current assets                                                  1,197,714




Property and equipment, at cost:
   Furniture and equipment                                              138,419
   Leasehold improvements                                                29,527
   Molds and tooling                                                     11,450
   Land and building                                                     10,164
                                                                    -----------
                                                                        189,560
   Less accumulated depreciation and amortization                       (98,093)
                                                                    -----------
                                                                         91,467




Goodwill, less accumulated amortization of $75,352                       67,370





Other assets                                                             14,191
                                                                    -----------
                                                                    $ 1,370,742
                                                                    ===========

                             Packard Bell NEC, Inc.

                           Consolidated Balance Sheet

                                December 31, 1997

                (dollars in thousands, except per share amounts)


LIABILITIES AND STOCKHOLDERS' NET CAPITAL DEFICIENCY Current liabilities:
   Notes payable to banks                                           $   289,806
   Accounts payable                                                     573,560
   Accounts payable to related parties                                  103,782
   Accrued expenses                                                     318,897
   Current portion of notes payable                                      21,369
   Income taxes payable                                                   1,339
                                                                    -----------
Total current liabilities                                             1,308,753

Long term portion of notes payable                                       61,263
Convertible notes payable to a related party                            150,000

Commitments and contingencies

Redeemable Convertible Preferred Stock:
   $.001 par value; 38,974,384 shares authorized;
   27,529,384 shares issued and outstanding ($1,238,191
   aggregate liquidation preference as of December 31, 1997)          1,237,660

Stockholders' net capital deficiency:
   Convertible Preferred Stock:  $.001 par value;
     7,809,029 shares authorized;
     7,607,021 shares issued and outstanding
     ($241,842 aggregate liquidation
     preference as of December 31, 1997)                                206,913
   Common Stock: $.001 par value;
     100,000,000 shares authorized;
     12,288,311 shares issued and outstanding                                12
   Additional paid-in capital                                                --
   Accumulated deficit                                               (1,593,859)
                                                                    -----------
Total stockholders' net capital deficiency                           (1,386,934)
                                                                    -----------
                                                                    $ 1,370,742
                                                                    ===========

See accompanying notes.

                             Packard Bell NEC, Inc.

                      Consolidated Statement of Operations

                          Year ended December 31, 1997

                                 (in thousands)


Gross sales                                                         $ 4,323,733

Sales returns and allowances                                           (426,489)
                                                                    -----------

Net sales                                                             3,897,244

Cost of goods sold                                                    3,746,467
                                                                    -----------

Gross profit                                                            150,777

Selling and marketing expenses                                          227,229

General and administrative expenses                                     533,188
                                                                    -----------

Loss from operations                                                   (609,640)

Interest expense, net                                                    36,042
                                                                    -----------

Loss before income tax provision                                       (645,682)

Income tax provision                                                      2,786
                                                                    -----------

Net loss                                                            $  (648,468)
                                                                    ===========


See accompanying notes.

                             Packard Bell NEC, Inc.

      Consolidated Statement of Redeemable Convertible Preferred Stock and
                      Stockholders' Net Capital Deficiency

                             (dollars in thousands)


                                                                               Stockholders' Net Capital Deficiency
                                                                      -----------------------------------------------------
                                             Redeemable Convertible         Convertible
                                                Preferred Stock           Preferred Stock       Common Stock     Additional
                                            -----------------------   --------------------   -------------------  Paid-in
                                              Shares        Amount      Shares     Amount      Shares     Amount  Capital
                                            -------------------------------------------------------------------------------
Balances as of December 31, 1996            20,756,570   $  901,686   7,607,021   $206,913   12,288,311   $ 12    $     --
   Sale of Series F Redeemable
     Convertible Preferred Stock for cash    6,772,814      285,000          --         --           --     --          --
   Accretion of Series D, F, and G
     Redeemable Convertible Preferred
     Stock dividends and issuance costs             --       50,974          --         --           --     --          --
   Net loss                                         --           --          --         --           --     --          --
                                            -------------------------------------------------------------------------------
Balances as of December 31, 1997            27,529,384   $1,237,660   7,607,021   $206,913   12,288,311   $ 12    $     --
                                            ===============================================================================


                                            Stockholders' Net Capital Deficiency
                                            ------------------------------------
                                                  Accumulated
                                                    Deficit         Total
                                               -----------------------------
Balances as of December 31, 1996                 $  (894,417)   $  (687,492)
   Sale of Series F Redeemable
     Convertible Preferred Stock for cash                 --             --
   Accretion of Series D, F, and G
     Redeemable Convertible Preferred
     Stock dividends and issuance costs              (50,974)       (50,974)
   Net loss                                         (648,468)      (648,468)
                                               ----------------------------
Balances as of December 31, 1997                 $(1,593,859)   $(1,386,934)
                                               ============================


See accompanying notes.

                             Packard Bell NEC, Inc.

                      Consolidated Statement of Cash Flows

                          Year ended December 31, 1997

                                 (in thousands)


OPERATING ACTIVITIES
Net loss                                                              $(648,468)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                                      100,713
     Provision for losses on accounts receivable                         10,801
     Net changes in operating assets and liabilities:
         Accounts receivable                                            (60,747)
         Accounts receivable from related parties                        22,808
         Inventories                                                    367,610
         Prepaid expenses and other current assets                      (21,084)
         Other assets                                                     2,805
         Accounts payable                                                (6,394)
         Accounts payable to related parties                            (40,598)
         Accrued expenses                                               (42,308)
         Income taxes payable                                            (1,404)
                                                                      ---------
Net cash used in operating activities                                  (316,266)

INVESTING ACTIVITY Purchases of property and equipment                  (27,054)

FINANCING ACTIVITIES
Net proceeds from issuance of redeemable convertible
   preferred stock                                                      285,000
Net borrowings of notes payable to banks                                 88,018
Net borrowings of notes payable                                         126,448
                                                                      ---------
Net cash provided by financing activities                               499,466
                                                                      ---------
Net increase in cash                                                    156,146
Cash at beginning of year                                                50,856
                                                                      ---------
Cash at end of year                                                   $ 207,002
                                                                      =========

                             Packard Bell NEC, Inc.

                          Year ended December 31, 1997

                                 (in thousands)


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

   Interest                                                              $33,136
   Income taxes                                                          $ 4,520

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS

The Company entered into capital lease obligations totaling $1,204 during the year (Note 8).

On July 31, 1997, the Company converted $19,200 of accrued royalties to a note payable (Note 3).


See accompanying notes.

                             Packard Bell NEC, Inc.

                   Notes to Consolidated Financial Statements

                                December 31, 1997
                (dollars in thousands, except per share amounts)



1. CONSOLIDATION AND BUSINESS, FINANCING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION AND BUSINESS

The consolidated financial statements include the accounts of Packard Bell NEC, Inc., a Delaware corporation, and its wholly and majority owned subsidiaries (collectively Packard Bell NEC or the Company). All material intercompany accounts and transactions have been eliminated in consolidation. Packard Bell NEC designs, assembles, and markets personal computer systems and related peripherals. The Company's business activities are represented by this single industry segment. The Company sells its products on a worldwide basis primarily through mass merchant distribution channels and direct marketing in North America and Europe.

FINANCING

Over the past two years, the Company incurred significant losses from operations, including expenses associated with the integration of two acquired businesses in 1996, which resulted in losses from operations of approximately $610,000 in 1997 and $595,000 in 1996. The negative cash flows associated with such losses have been financed principally by asset management, infusions of debt and equity capital and working capital of the acquired businesses. The Company has continued to incur significant losses from operations in 1998. Management has instituted certain operational changes and adopted a business plan for 1998 which, in their opinion, should reduce the Company's negative cash flows. The Company operates in an industry in which cash flow forecasts are subject to significant and frequent revisions as a result of risks associated with rapidly changing technology, a highly competitive market and other factors. Management's plans to meet cash flow needs not provided through operations during 1998, include using existing working capital, funds provided by a new financing agreement (Note 4) and obtaining additional equity/debt financing. Management believes sources for additional equity/debt financing could, under certain circumstances and subject to future negotiations, include existing shareholders which have provided funding in the past. If the Company is unable to operate in accordance with its business plan and if under these circumstances management is unable to obtain additional equity/debt financing, the Company's operations may be adversely affected.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)


1. CONSOLIDATION, BUSINESS, FINANCING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 1997, and the reported amounts of revenues and expenses for the year then ended. Actual results could differ materially from those estimates.

The Company anticipates that the personal computer industry will continue to experience intense price competition and price reductions in 1998 that could be substantial. Such future pricing actions could result in changes in the Company's estimate with respect to net realizable value of its inventories, similar to conditions at December 31, 1997. At that date, the Company's inventories (see "Inventories" below) reflect a net realizable value reserve of $88,664 resulting from declines in the market value of inventories.

INVENTORIES

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market value and consist of the following as of December 31, 1997:

         Raw materials and work-in-process                     $219,774
         Finished goods                                          97,048
                                                               --------
                                                               $316,822
                                                               ========

MAJOR CUSTOMERS

No customer represented more than 10% of net sales during 1997.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)


1. CONSOLIDATION, BUSINESS, FINANCING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUPPLIERS

Substantially all major component parts to the Company's desktop and laptop personal computers are supplied by a limited number of major manufacturers.

Because of frequent technology changes and rapid industry growth, the cost and availability of components used to manufacture the Company's products may fluctuate. Any interruptions in the Company's component supply sources or limitations on component availability could impact the Company's ability to deliver its products and in turn adversely affect future earnings.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization is provided using the straight-line method over estimated useful lives of the related assets. Amortization of assets acquired with capital leases is included with depreciation and amortization expense. The estimated useful lives are as follows:

         Furniture and equipment                                        3 - 5 years
         Leasehold improvements                Shorter of lease term or useful life
         Molds and tooling                                                  2 years
         Building                                                          10 years

GOODWILL

Goodwill, representing the excess purchase price over the fair value of the net assets of the acquired entities, is being amortized on a straight-line basis over the periods of expected benefit of three years.

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that no impairment of the carrying value of its long-lived assets inclusive of goodwill existed at December 31, 1997. The Company's analysis at December 31, 1997 has been based on

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



1. CONSOLIDATION, BUSINESS, FINANCING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL (CONTINUED)

an estimate of future undiscounted cash flows using forecasts contained in the Company's operating plan. Should the results of the operating plan not be achieved, future analyses may indicate insufficient future undiscounted net cash flows to recover the carrying value of the Company's long-lived assets, in which case the carrying value of such assets would be required to be written down to fair value if lower than the carrying value. The Company would then be required to make a determination of the fair value of its long-lived assets. The Company is unable to predict whether any write-down would be required in such circumstances. The Company's historical results of operations and its cash flows in 1997 indicate that there is a possibility that such circumstances could arise in 1998.

ACCRUED EXPENSES

Accrued expenses consist of the following as of December 31, 1997:

         Royalties                                        $        75,198
         Warranty and post sales support                           66,479
         Payroll and related                                       51,057
         Cooperative advertising                                   29,264
         Value added tax                                           22,348
         Others                                                    74,551
                                                       -------------------
                                                          $       318,897
                                                       ===================

FINANCIAL INSTRUMENTS

The carrying values of the Company's notes payable (Notes 3 and 4) approximate their fair vales as of December 31, 1997, based on current incremental borrowing rates for similar types of borrowing arrangements.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



1. CONSOLIDATION, BUSINESS, FINANCING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company recognizes revenue from product sales upon shipment. The Company accepts returns of defective goods covered by manufacturer's warranty and, under certain circumstances, accepts the return of unsold products. If the Company reduces its selling prices on existing products, it typically credits its customers for the amount of the price reduction for products remaining in the customer's inventories. The effect of potential product returns and price adjustments is estimated and provided for in the period of sale. The reserves for product returns and price adjustments totaled $46,236 as of December 31, 1997, respectively, and have been accounted for as a reduction of accounts receivable.

The Company makes periodic evaluations of the credit worthiness of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days.

ADVERTISING

The Company advertises primarily on a cooperative basis and to a lesser extent through print and broadcast media. Under the cooperative advertising program the Company accrues an obligation to reimburse its customers for qualified advertising of Company products. The Company provides for cooperative advertising obligations in the same period as the related revenue is recognized. Advertising expense during the year ended December 31, 1997 totaled $91,564.

WARRANTY AND POST SALES SUPPORT EXPENSES

The Company warrants its products generally for a period of one to three years and provides currently for the estimated costs which may be incurred under these product warranties. The Company provides for post sales support at the time of shipment by accruing such costs.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



1. CONSOLIDATION, BUSINESS, FINANCING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related Interpretations in accounting for its stock option plan (Note 9). Under APB 25, because the exercise prices of the Company's employee stock options generally equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net loss is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Minimum Value Method with a risk-free interest rate of 6% for 1997. The weighted average expected life of the options in both 1997 was five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The effect of applying SFAS No. 123 Minimum Value Method to the Company's employee stock option grants results in pro forma net losses that are not materially different from the amounts reported. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1999.

INCOME TAXES

The Company does not provide taxes on the undistributed earnings of all foreign subsidiaries since the earnings will be permanently reinvested in the foreign subsidiaries. The cumulative amount of such undistributed earnings is insignificant.

2. ACQUISITIONS AND RESTRUCTURING

In April 1996, the Company purchased all of the outstanding stock of Zenith Data Systems Corporation and Zenith Data Systems Europe, S.A. (Collectively Zenith) from Bull Data Systems, Inc. (Bull) and Bull S.A., respectively (the Zenith Acquisition). In July 1996, the Company acquired certain assets and assumed certain liabilities relating to NEC Corporation's (NEC) North American personal computer business (the NEC

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



2. ACQUISITIONS AND RESTRUCTURING (CONTINUED)

Acquisition). The total purchase price for the Zenith Acquisition was $311,000, comprised of 6,725,285 shares of the Company's Series D Preferred Stock and a promissory note in the amount of $28,000. The total purchase price for the NEC Acquisition was $307,436 comprised solely of 7,306,000 shares of the Company's Series D Preferred Stock. Of the combined $618,436 purchase price, $151,722 was recorded as excess of the purchase price over the fair value of the net assets acquired. The acquisitions were accounted for in accordance with the purchase method of accounting and, accordingly, the net assets acquired were included in the Company's consolidated balance sheets based upon their estimated fair values at the transactions effective dates. The Company's consolidated statements of operations include the revenues and expenses of the acquired businesses after the effective dates of the respective transactions.

In connection with the Zenith Acquisition the Company accrued liabilities of approximately $48,000 related to the restructuring of the Zenith operations. The restructuring plan included the consolidation of domestic manufacturing operations and administration in Sacramento, California as well as the consolidation of certain European operations. The restructuring accrual was comprised principally of costs associated with employee terminations and relocations, fixed asset write-downs and termination of facility leases. Also, in connection with the Zenith Acquisition, Bull agreed to pay to the Company $45,000 for restructuring related costs. The $45,000 reimbursement was recorded at the same time as the restructuring accrual which resulted in a $3,000 increase in goodwill. During the year ended December 31, 1997, the Company's restructuring activities resulted in asset write-downs and cash expenditures of $11,800 ($27,200 in 1996), respectively, related directly to the Zenith restructuring activities which were charged against the restructuring accrual. In addition, as a result of the completion of the Zenith restructuring activities during the year ended December 31, 1997, the Company reduced goodwill by the amount remaining in the restructuring accrual ($9,000).

3. DEBT

NOTES PAYABLE TO BANKS

On March 31, 1997, the Company obtained a $425,000 line of credit facility (Credit Facility) from a bank syndicate expiring on March 31, 1998. Advances under the Credit Facility are secured by substantially all of the Company's assets and bear interest at LIBOR plus 2% (aggregating 7.6% as of December 31, 1997). Additionally, the Credit

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



3. DEBT (CONTINUED)

NOTES PAYABLE TO BANKS (CONTINUED)

Facility provides for the payment of a facility fee equal to 0.5% of the unused commitment amount. Under the Credit Facility, advances will be made based on certain percentages of eligible accounts receivable and inventories (as defined), less a $20,000 availability requirement. The initial funding under the Credit Facility was used to payoff amounts outstanding under the previous credit facility and a line of credit with a bank.

The Credit Facility requires that all cash receipts be deposited as payments on advances and it also requires the maintenance of certain financial ratios and net worth balances (as defined) as well as placing limitations on the amount of losses the Company may incur on a quarterly basis. The Credit Facility also places other restrictions on the Company, including the payment of cash dividends, incurrence of additional indebtedness, redemption of its capital stock, prepayment of other debt obligations and changes in ownership. As of December 31, 1997, the Company was either in compliance with all covenants required by the Credit Facility or had received a waiver from the bank syndicate.

On March 30, 1998, the Company and the bank syndicate amended the Credit Facility. The amendments included the extension of the maturity date to March 29, 1999 and the reduction of the total amount available to $300,000.

In Europe, the Company has a line of credit facility with a bank syndicate of approximately $100,000, expiring October 31, 1998, that may be called by the syndicate at any time upon 60 days notice. Under the agreement, advances can be made based on certain percentages of eligible accounts receivable (as defined). Borrowings under the agreement are secured by a majority of the Company's receivables in Europe and no amounts were outstanding as of December 31, 1997. Interest expense is based on LIBOR plus 0.9% (aggregating 6.5% as of December 31, 1997) and is payable quarterly. Additionally, the agreement provides for the payment of a quarterly facility fee at the rate of 0.5% per annum times the unused commitment under the line of credit facility. The agreement places various restrictions on Packard Bell NEC Europe B.V. and provides that specific financial ratios must be maintained. Borrowings under this agreement are fully guaranteed by Packard Bell NEC, Inc.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



3. DEBT (CONTINUED)

OTHER NOTES PAYABLE

Other notes payable as of December 31, 1997 consist of the following:

Note payable to Bull S.A., a related party; interest at prime plus 3.0%
   (aggregating 11.5% as of December 31, 1997) per annum; payable in full in
   April 2004
                                                                                    $       28,000

Notes payable to the City of Sacramento; interest at 8.82% and 9% per annum;
   payable in monthly installments of principal and interest through January
   2008; secured by furniture and equipment and leasehold improvements with a net book value of $14,191 as of December 31, 1997
                                                                                            24,363

Obligations under capital leases (Note 8)                                                   15,067

Note payable to a licensor; interest at 8% per annum; payable in semiannual
   installments; maturing September 1998                                                    12,267

Other notes payable; interest at rates ranging from 7% to 9% per annum; payable
   in quarterly or semiannual installments; maturing on various dates through 2006           2,935
                                                                                    -------------------
                                                                                            82,632
Less current portion                                                                        21,369
                                                                                    -------------------
Long term portion                                                                   $       61,263
                                                                                    ===================

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



3. DEBT (CONTINUED)

OTHER NOTES PAYABLE (CONTINUED)

Certain of the other notes payable have various restrictions and covenants including cross default provisions, restrictions on payments and indebtedness and compliance with certain financial covenants. The Company was not in compliance with certain of the covenants as of December 31, 1997. Subsequent to December 31, 1997, the Company has either amended the agreements or complied with the covenants.

Aggregate maturities of other notes payable for the years succeeding December 31, 1997 are as follows:

         1998                                  $         21,369
         1999                                             8,449
         2000                                             4,705
         2001                                             2,583
         2002                                             2,518
         Thereafter                                      43,008
                                             --------------------
                                               $         82,632
                                             ====================

Interest expense related to the note payable to Bull S.A. amounted to $3,379 during the year ended December 31, 1997.

4. CONVERTIBLE NOTES PAYABLE TO A RELATED PARTY
On December 26, 1997, the Company entered into a financing agreement with NEC (the Financing Agreement). The Financing Agreement requires NEC to provide the Company with $300,000 in financing in the form of convertible notes payable (the Notes). The $300,000 in financing was received by the Company in separate installments of $150,000 on December 26, 1997 and February 6, 1998. The Notes bear interest at prime plus 1% which is payable quarterly. The Notes are convertible into common stock at NEC's option in the event the Company completes an initial public offering (IPO) of their stock with gross proceeds of at least $250,000. The aggregate principal amounts of the Notes are due in a lump sum on December 31, 2000. However, if the Company does not complete an IPO by December 31, 1998, NEC can declare the Notes due and payable any time after April 30, 1999. The Notes are unsecured and are subordinate to the Credit Facility (Note
3). Bull guarantees 20% of the Notes.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



5. RELATED PARTY TRANSACTIONS

The Company purchases from and sells inventory to companies that are affiliated with the Company or certain stockholders of the Company as follows for the year ended December 31, 1997:

         Sales to related parties                 $        107,152
         Purchases from related parties           $        199,191

The terms and prices involved with these transactions are no more or less favorable to the Company than could be obtained from unaffiliated third parties.

In July 1996, the Company acquired certain assets and assumed certain liabilities relating to NEC Corporation's (NEC) North American computer business (the NEC Acquisition). In connection with the NEC Acquisition, the Company and NEC Technologies (a division of NEC) entered into a "Transition Services Agreement." The Transition Services Agreement provided for the Company to reimburse NEC Technologies ("NEC Tech.") for specified costs that it incurred related to or paid for on behalf of the businesses that were purchased by the Company. The Transition Services Agreement provides for the types of costs that the Company would reimburse NEC Tech. for as well as the reimbursement rates. During the year ended December 31, 1997, the Company made no reimbursements to NEC Tech. for costs covered under the Transition Services Agreement.

Also, in connection with the NEC Acquisition, the Company and NEC entered into certain royalty and research and development reimbursement agreements. The Company is to pay NEC royalties for use of certain technical and manufacturing knowledge and during the year ended December 31, 1997, the Company paid NEC royalties in the amount of $5,680. In addition, NEC is to reimburse the Company for reasonable expenses incurred in conducting research, development and engineering (associated with certain products) requested or approved in advance by NEC. During the year ended December 31, 1997, NEC reimbursed the Company for research, development and engineering expenditures in the amounts of $28,482.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



6. INCOME TAXES

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax expense is determined by the change in the net asset or liability for deferred taxes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 are as follows:

                                                                   CURRENT             NON-CURRENT
                                                                  ---------             ---------
     Deferred tax assets:
       Net operating loss carryforwards                           $    --               $ 528,822
       Inventory reserves                                            17,809                  --
       Warranty reserves                                             11,748                  --
       Tax credit carryforwards                                        --                  10,937
       Accounts receivable related reserves                           8,870                  --
       State income taxes                                               611                  --
       Other                                                         30,344                  --
                                                                  ---------             ---------
     Total deferred tax assets                                       69,382               539,759

     Deferred tax liabilities (primarily depreciation)              (22,443)                 --
                                                                  ---------             ---------
     Deferred tax assets, net of liabilities                         46,939               539,759
     Valuation allowance for deferred tax assets                    (40,386)             (539,759)
                                                                  ---------             ---------
     Net deferred tax assets                                      $   6,553             $    --
                                                                  =========             =========

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



6. INCOME TAXES (CONTINUED)

The net deferred tax assets are included on the accompanying consolidated balance sheets as a component of prepaid expenses and other current assets.

For financial reporting purposes, losses from continuing operations before income taxes for the year ended December 31, 1997 include the following components:

     Income (loss) before taxes:
       United States                    $(666,076)
       Foreign                             20,394
                                        ---------
     Total loss before taxes            $(645,682)
                                        =========

Significant components of the provision for income taxes for the year ended December 31, 1997 are as follows:

     Current:
       Federal                      $ --
       State                            20
       Foreign                       2,766
                                    ------
     Total current                   2,786

     Deferred                         --
                                    ------
     Total tax provision            $2,786
                                    ======

The Company has federal and state net operating loss carryforwards for income tax reporting purposes of $1,335,929 and $683,652, respectively. These carryforwards will begin expiring in 2010.

Under Section 382 of the Internal Revenue Code of 1986, as amended, the net operating loss carryforwards available for use in any given year may be limited if a greater than 50% change in ownership, as defined by Section 382, were to occur.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)


6. INCOME TAXES (CONTINUED)

The income tax provisions differ from the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes. A reconciliation to the statutory federal income tax rate (35% in each year) for the year ended December 31, 1997, is as follows:

         Statutory federal income tax rate                    (35.0%)
         Net operating loss with no current benefit            35.6
         Foreign income tax effect                              0.4
         Other                                                 (0.6)
                                                               ----
                                                                0.4%
                                                               ====

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' NET CAPITAL
   DEFICIENCY
In April 1996, the Company sold 6,725,285 shares of Series D Cumulative Redeemable Convertible Preferred Stock (Series D) to NEC. In connection with the acquisitions (Note 2), the Company issued to Bull and NEC 6,725,285 and 7,306,000 shares of Series D, respectively. In June 1997, The Company sold 6,772,814 shares of Series F Cumulative Redeemable Convertible Preferred Stock (Series F) to NEC. In connection with the NEC Financing Agreement (Note 4) NEC exchanged 11,445,000 shares of Series D for 11,445,000 shares of newly issued Series G Cumulative Redeemable Convertible Preferred Stock (Series G).

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)


7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' NET CAPITAL DEFICIENCY (CONTINUED)

Preferred stock consists of the following (including accretion to redemption value on Series D, F and G) as of December 31, 1997:

                                                                          Mezzanine              Equity
                                                                          ----------            --------
         Series A Convertible Preferred Stock, 3,155,181
           shares authorized, issued and outstanding                                            $ 37,953

         Series B Convertible Preferred Stock, 4,040,149
           shares authorized, issued and outstanding                                             168,795

         Series C Convertible Preferred Stock, 613,699
           shares authorized, 411,691 shares issued and
           outstanding                                                                               165

         Series D Redeemable Convertible Preferred Stock,
           20,756,570 shares authorized, 9,311,570 and
           20,756,570 shares issued and outstanding in 1997               $  425,584

         Series F Redeemable Convertible Preferred Stock,
           6,772,814 shares authorized, issued and outstanding               292,125

         Redeemable Convertible Preferred Stock Series G,
           11,445,000 shares authorized, issued and outstanding              519,951
                                                                          ----------            --------
                                                                          $1,237,660            $206,913
                                                                          ==========            ========

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' NET CAPITAL DEFICIENCY (CONTINUED)

The significant features of the Company's various series of preferred stock are as follows:

         VOTING RIGHTS -- The holders of shares of Series A, B, C and G are entitled to voting rights equal to the number of shares of common stock into which each series of preferred stock would be convertible.

         LIQUIDATION PREFERENCES -- In the event of liquidation or dissolution of the Company, the preferred stockholders are entitled to priority over common stockholders with respect to distribution of Company assets or payments to stockholders. This liquidation preference is equal to $12.68 and $44.18 per share for Series A and B, respectively, and $42.08 per share for Series C, D, F and G. In addition, the liquidation preference will also include any accumulated and unpaid dividends at the date of liquidation or dissolution. The aggregate liquidation preference as of December 31, 1997 for all series of preferred stock totaled $1,480,033.

         REDEMPTION -- Each series of the Company's preferred stock is subject to mandatory or optional redemption by the Company. The redemption prices for individual series of preferred stock equal the sum of; (1) $12.68 and $44.18 per share for Series A and B, respectively, and $42.08 per share for Series C, D, F and G and (2) accumulated and unpaid dividends at the date of redemption. The Company may redeem Series A, B or C (in a single transaction) following the fifth anniversary of the respective issuance dates. The Company may redeem 75% of Series D at any time and all Series D and G subsequent to July 1, 1998. The Company may redeem Series F at any time. Beginning with the fifth anniversary of the issuance dates, the Company must redeem all outstanding shares of Series D, F and G, including accumulated and unpaid dividends, in five equal and annual installments. Aggregate mandatory redemptions commence in 2001 and are approximately $85,079 and $247,638 in 2001 and 2002, respectively. The excess of the redemption value over the carrying value is being accreted by periodic charges to additional paid-in capital and accumulated deficit over the life of the issue.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' NET CAPITAL DEFICIENCY (CONTINUED)

         CONVERSION RIGHTS -- Holders of Series A, B and C have the right at any time to convert such shares, including accumulated and unpaid dividends, into common stock at the conversion price as defined. Holders of Series D, F and G have the right to convert such shares, including accumulated and unpaid dividends, into common stock at any time subsequent to January 1, 1999 at the conversion price as defined. NEC has the right to convert its Series D, F and G into common stock prior to January 1, 1999 in the event the Company fails to maintain certain specified net worth requirements, defaults on its Credit Facility (Note 3) and the bank accelerates the maturity date, or requests additional financial support from NEC or Bull. In the event of an initial public offering which meets certain size requirements, all series of preferred stock will automatically convert into common stock. The conversion prices of Series A, Series B, Series C, Series D, Series F and Series G as of December 31, 1997, were $12.68, $42.08, $42.08,
         $42.08, $42.08 and $42.08, respectively.

         DIVIDENDS -- Series A, D, F and G accumulate dividends at an annual rate of $.63, $2.10, $2.10 and $2.10 per share, respectively, whether or not declared by the Company's Board of Directors. The Series A dividends were cumulative from the issuance date through July 21, 1996. The Series D, F and G dividends are cumulative from the issuance date until such shares are converted or redeemed. In the event Series D, F and G are converted into common stock in conjunction with an initial public offering prior to January 1, 1999, the Series D, F and G accumulated and unpaid dividends as of the conversion date shall be canceled and forgiven and may not be used in the conversion into common stock. Dividends on Series B and C shall be payable only when and if declared by the Company's Board of Directors. As of December 31, 1997, accumulated and unpaid dividends on Series A, D, F and G amounted to $6,000, $33,562, $7,125, and $39,068, respectively.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' NET CAPITAL DEFICIENCY (CONTINUED)

In addition, preferred shares are subject to certain transfer restrictions and are entitled to certain registration rights.

Of the 87,711,689 shares of common stock authorized but unissued as of December 31, 1997, the following shares were reserved for issuance:

         Convertible preferred stock            35,811,599
         Stock option plan                       3,985,518
                                                ----------
                                                39,797,117
                                                ==========

8. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

On December 15, 1994, the Company entered into a lease with the City of Sacramento, California for office premises and manufacturing/warehouse premises through December 14, 2014 and December 14, 2049, respectively. The lease payment for the manufacturing/warehouse and office premises is fixed at one dollar per year plus a pro rata share of common area expenses and the Company's share of the cost and expense of capital expenditures. The lease of the office premises contains four renewal options; the first three extensions are for a period of ten years each and the fourth extension is for a period of five years. At each extension date, the rent shall be set at 90% of the then fair market value for comparable space as of the beginning date of the extended term. Additionally, the Company has the option through January 1, 2004 to purchase all or part of the leased property.

The Company leases additional office and warehouse facilities under operating leases that have initial or remaining noncancelable terms in excess of one year. One of the leases contains renewal options to extend the lease through 2009.

During March 1994, a newly formed subsidiary of the Company, Packard Bell Angers entered into a thirteen year lease for a manufacturing facility in France. This lease has been accounted for as a capital lease. The agreement requires an initial principal and interest payment in the amount of $88 in the first year and twelve annual principal and

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

COMMITMENTS (CONTINUED)

interest payments in the amount of $952 in subsequent years. The Company has an option to purchase the facility after the sixth year. In conjunction with the lease, the Company has agreed to maintain minimum employment levels at the facility. Additionally, the Company issued a corporate guarantee for $1,400 in the event the lease is terminated during the first six years of its term.

As of December 31, 1997, the Company's commitments under noncancelable leases in excess of one year were as follows:

           YEAR ENDING
           DECEMBER 31                                OPERATING          CAPITAL
                                                      -------            -------
           1998                                       $16,076            $ 5,139
           1999                                        10,353              4,642
           2000                                         6,496              1,695
           2001                                         4,750              1,125
           2002                                         2,537                901
           Thereafter                                   5,624              3,552
                                                      -------            -------
         Total minimum lease payments                 $45,836             17,054
                                                      =======
         Less amount representing interest                                 1,987
                                                                         -------
         Net present value                                                15,067
         Less current portion                                              4,365
                                                                         -------
         Long term portion                                               $10,702
                                                                         =======

Included in the above schedule for 1998 are approximately $4,400 of operating lease commitments with a related party.

Rent expense under all operating leases during the year ended December 31, 1997 totaled $19,188.

The cost of facilities and equipment under capital leases as of December 31, 1997 was $29,072, with accumulated amortization totaling $11,282.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

COMMITMENTS (CONTINUED)

Under certain software license agreements, the Company is required to pay minimum guaranteed royalties. Minimum commitments payable under these agreements total $27,672 and $31,000 in 1998 and 1999, respectively. Royalty expense under all license agreements during the year ended December 31, 1997 was $214,933.

As the Company's European subsidiary records accounts receivable in various European currencies, the Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of the related accounts receivable. The Company has commitments to sell several foreign currencies totaling approximately $545,809 as of December 31, 1997 to minimize the effect of fluctuating foreign currencies on these accounts receivable. These contracts mature through June 1998. The forward exchange contracts do not qualify as hedges for financial reporting purposes and accordingly the changes in forward rates are reflected directly in operations. The net foreign exchange gain for the year ended December 31, 1997 was $27,383. Transaction gains and losses resulting from changes in foreign currency exchange rates are reflected in the consolidated statements of operations and have been insignificant.

CONTINGENCIES

In connection with its principal business activities, the Company has been made aware of others in the industry who assert exclusive rights to certain technologies. The Company evaluates these assertions and, if appropriate, enters into licensing arrangements. In the opinion of management the effect of these assertions, if any, should not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

In addition, various other claims and actions, considered normal to the Company's business have been asserted or are pending against the Company. The effect of these claims and actions, some of which include claims of significant amounts, is not determinable with certainty at this time; however, in the opinion of management, the outcome of all such claims and actions should not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

CONTINGENCIES (CONTINUED)

The Company has arranged for product financing for retailers and distributors of the Company's products with certain commercial finance companies. Under these arrangements, the customer can obtain financing from the commercial finance companies to purchase the Company's product. In conjunction with these financing arrangements the Company has signed inventory repurchase agreements with the commercial finance companies. The repurchase agreements provide that in the event of default by a customer, the Company will repurchase certain inventory from the commercial finance companies for a period of time as provided in these agreements. Sales under these agreements were approximately $496,307 for the year ended December 31, 1997, respectively. Amounts owed to the commercial finance companies by the Company's customers were approximately $46,750 as of December 31, 1997, respectively. The Company has not been required to make significant repurchases under these agreements and, in the opinion of management, claims under these agreements should not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

9. STOCK OPTION PLAN

As of December 31, 1997, a total of 3,985,518 shares of common stock were reserved for issuance upon exercise of options under the 1992 Stock Option Plan (the Plan). The Plan provides for the grant of Incentive and Nonstatutory Stock Options to employees and consultants of the Company. Generally, options vest equally on a monthly basis over a period of five years from the date of grant. Option grants under the Plan expire 10 years from the date of grant. The exercise price of options granted under the Plan must be at least equal to the fair market value of the shares of Common Stock at the date of grant, as determined by the Company's Board of Directors.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



9. STOCK OPTION PLAN (CONTINUED)

The following table summarizes stock options available for grant for the year ended December 31, 1997:

          Balance at beginning of year        1,045,518
          Authorized                            250,000
          Granted                            (1,500,000)
          Forfeited                             296,666
                                             ----------
          Available for future grant             92,184
                                             ==========

A summary of the status of the Plan is presented below for the year ended December 31, 1997:

                                                                                     WEIGHTED
                                                                                     AVERAGE
                                                                                     EXERCISE
                                                                OPTIONS               PRICE
                                                              -----------             -----
          Outstanding at beginning of year                      2,690,000             $6.66
          Granted                                               1,500,000             $8.50
          Forfeited                                              (296,666)            $8.49
                                                               ----------
          Outstanding at end of year                            3,893,334             $7.23
                                                               ==========             =====
          Exercisable at end of year                            1,361,748             $7.33
                                                               ==========             =====

     Weighted average fair value of options granted
       during the year                                                                $8.50
                                                                                      =====

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



9. STOCK OPTION PLAN (CONTINUED)

The following table summarizes information about stock options outstanding as of December 31, 1997:

                                         Options Outstanding                            Options Exercisable
                        -------------------------------------------------------  ----------------------------------
                                           Weighted-Average    Weighted-Average                    Weighted-Average
       Range of                               Remaining           Exercise                             Exercise
    Exercise Prices          Number       Contractual Life          Price             Number             Price
    ---------------     ----------------  ----------------     ----------------  ----------------  ----------------
        $4.00               1,000,000             8.7             $ 4.00               266,667          $ 4.00
      8.00-8.50             2,893,334             8.1               8.35             1,095,081            8.14
                        -----------------                                        ----------------
                            3,893,334             8.3               7.23             1,361,748            7.33
                        =================                                        ================

10. GEOGRAPHIC DATA

Geographic information for the year ended December 31, 1997 is presented in the following tables. North America includes the United States and Canada. Transfers between geographic areas are recorded using internal transfer prices set by the Company. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic segment does include an allocation of general corporate expenses. Identifiable assets are those that can be directly associated with a particular geographic area.

Export sales from the United States, including Canada, to unaffiliated customers are not material for any period presented.

                             Packard Bell NEC, Inc.

                (dollars in thousands, except per share amounts)



10. GEOGRAPHIC DATA (CONTINUED)

The following table sets forth information about the Company's operations by geographic area.

                                             TRANSFERS
                            SALES TO          BETWEEN
                          UNAFFILIATED      GEOGRAPHIC          NET           OPERATING      IDENTIFIABLE
1997                        CUSTOMERS          AREAS           SALES        INCOME (LOSS)       ASSETS
--------------------       ------------     ------------     ------------    ------------     ------------
North America              $  2,651,473     $     54,148     $  2,705,621    $   (627,781)    $  1,575,418
Europe                        1,156,054                -        1,156,054          29,910          460,377
Other                            89,717                -           89,717         (12,628)          46,604
Eliminations                          -          (54,148)         (54,148)            859         (711,657)
                           ------------     ------------     ------------    ------------     ------------
Consolidated               $  3,897,244     $         -      $  3,897,244    $   (609,640)    $  1,370,742
                           ============     ============     ============    ============     ============


11. YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by early 1999 and to cost between $20,000 and $30,000. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. The Company does not expect this project to have a significant effect on operations. As of December 31, 1997, no amount had been expensed. The Company will continue to implement systems with strategic value though some projects may be delayed due to resource constraints.

                                  (TRANSLATION)

                           SHARE HANDLING REGULATIONS

                                       OF

                          NIPPON DENKI KABUSHIKI KAISHA

                                (NEC CORPORATION)

                                 Historical Note



                  Promulgated on October 31, 1951

                  Partially amended on July 28, 1953

                    - Do. -         on November 30, 1966

                    - Do. -         on April 30, 1968

                    - Do. -         on May 29, 1975

                    - Do. -         on April 28, 1982

                    - Do. -         on September 29, 1982

                    - Do. -         on April 30, 1985

                    - Do. -         on January 27, 1989

                    - Do. -         on September 27, 1991

                    - Do. -         on June 27, 1997

                    - Do. -         on October 1, 1999

                    - Do. -         on July 1, 2000