Form 20-F
period 2001-03-31
NEC CORP
filed 2001-09-21
CIK 72127

   As filed with the Securities and Exchange Commission on September 21, 2001
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2001

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period          to
                                           --------    --------

                           Commission File No. 0-12713

                          NIPPON DENKI KABUSHIKI KAISHA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NEC CORPORATION
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                      JAPAN
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                               7-1, Shiba 5-chome
                        Minato-ku, Tokyo 108-8001, Japan
                                 81-3-3454-1111
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class                    Name of each exchange on which registered
      NONE                                                N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

       American Depositary Receipts evidencing American Depository Shares each representing one share of common stock
(par value 50 Japanese yen per share) of the Registrant (effective May 25, 2001)
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

1,656,259,435 shares of common stock (par value 50 Japanese yen per share)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
ITEM 1.   Identity of Directors, Senior Management, and Advisers.                                     4
ITEM 2.   Offer Statistics and Expected Timetable.                                                    4
ITEM 3.   Key Information.                                                                            4
ITEM 4.   Information on the Company.                                                                13
ITEM 5.   Operating and Financial Review and Prospects.                                              26
ITEM 6.   Directors, Senior Management, and Employees.                                               40
ITEM 7.   Major Shareholders and Related Party Transactions.                                         45
ITEM 8.   Financial Information.                                                                     46
ITEM 9.   The Offer and Listing.                                                                     47
ITEM 10.  Additional Information.                                                                    48
ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk.                                60
ITEM 12.  Description of Securities Other than Equity Securities.                                    61
ITEM 13.  Defaults, Dividend Arrearages, and Delinquencies.                                          61
ITEM 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.              61
ITEM 15.  [Reserved].                                                                                62
ITEM 16.  [Reserved].                                                                                62
ITEM 17.  Financial Statements.                                                                      62
ITEM 18.  Financial Statements.                                                                      62
ITEM 19.  Exhibits.                                                                                  62


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                                          F-1

REFERENCES

     In this Form 20-F, the "Company," "we," "us," and "our" refer to NEC Corporation and, unless the context requires otherwise, its consolidated subsidiaries. The term "NEC" refers to NEC Corporation excluding its subsidiaries and affiliates unless the context otherwise requires.


FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements pertaining to our technology, products and services, and business performance. Written forward-looking statements may appear in other documents that we file with the U.S. Securities and Exchange Commission, or SEC, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe-harbor for forward-looking statements, on which we rely in making these disclosures.

     Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," or "anticipates," or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, plans, or intentions.

     Forward-looking statements necessarily depend on assumptions, data, or methods that may be incorrect or imprecise and we may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect our analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties.

     A number of important factors could cause our actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include:

     -    general economic conditions in our markets;

     - demand for, and competitive pricing pressure on, our products and services;

     - our ability to continue to win acceptance of our products and services in highly competitive markets; and

     -    movement of currency exchange rates.

     For a discussion of factors that could cause actual results to differ, please see the discussion under "Item 3.D. Risk Factors" contained in this document and in other information contained in our filings with the SEC. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS.

     Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.


ITEM 3. KEY INFORMATION.

A. SELECTED FINANCIAL DATA

     You should read the selected consolidated financial data set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included elsewhere in this document. This data is qualified in its entirety by reference to all of that information.

     The selected consolidated financial data as of and for the fiscal years ended March 31, 1997, 1998, 1999, 2000, and 2001 have been derived from our audited consolidated financial statements for those fiscal years.

     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

                                                                           YEAR ENDED MARCH 31,
                                      -------------------------------------------------------------------------------------------
                                           1997            1998            1999            2000            2001         2001(1)
                                      -------------   -------------   -------------   -------------   -------------   -----------
                                                (IN MILLIONS OF YEN AND THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Sales and other income              JPY 5,064,872   JPY 4,970,686   JPY 4,815,791   JPY 5,209,891   JPY 5,591,122   $44,373,984
  Net sales                               4,948,437       4,901,122       4,759,412       4,991,447       5,409,736    42,934,413
  Income (loss) before income
   taxes                                    121,222          90,993        (224,726)         30,183          92,323       732,722
  Provision (benefit) for income
   taxes                                     24,900          41,514         (72,988)         32,484          56,308       446,889
  Net income (loss)                          92,838          47,417        (151,261)         10,416          56,603       449,230
    Net income (loss) per share:
      Basic(2)                                59.86           29.78          (94.49)           6.40           34.55          0.27
      Diluted(2)                              52.06           27.36          (94.49)           6.40           32.17          0.26
    Cash dividends per share(3)               11.00           11.00            8.50            6.00           11.00          0.09
                                             ($0.09)         ($0.08)         ($0.07)         ($0.06)         ($0.09)
OTHER FINANCIAL DATA:
  Capital expenditures                      405,772         385,346         253,623         281,639         346,491     2,749,929
  Depreciation                              272,933         285,862         306,442         260,942         250,138     1,985,222
  R&D expenses                              348,537         381,239         346,215         315,163         344,957     2,737,754

                                                                              AS OF MARCH 31,
                                      -------------------------------------------------------------------------------------------
                                           1997            1998            1999            2000           2001          2001(1)
                                      -------------   -------------   -------------   -------------   -------------   -----------
                                                           (IN MILLIONS OF YEN AND THOUSANDS OF DOLLARS)
BALANCE SHEET DATA:
  Total assets                        JPY 4,940,995   JPY 5,074,478   JPY 5,045,934   JPY 4,608,964   JPY 4,823,624   $38,282,730
  Long-term liabilities                   1,416,977       1,458,856       1,931,286       1,611,504       1,642,538    13,036,016
  Shareholders' equity                    1,105,716       1,162,287         927,345         976,853         915,036     7,262,190

------------
(1) U.S. dollar amounts at and for the period ended March 31, 2001 are translated from yen, for convenience only, at the rate of JPY 126 = $1.00, which was derived from the Federal Reserve Bank of New York noon buying rate as of March 30, 2001 of JPY 125.54 = $1.00.

(2) For the fiscal year ended March 31, 2001, the weighted average number of our shares of common stock outstanding was 1,638,173,139, and 1,852,829,407 on a diluted basis.

(3) Cash dividends declared in U.S. dollars are based on the yen-dollar exchange rates at the end of each period.

     EXCHANGE RATE INFORMATION

     We maintain our accounts in Japanese yen. The following table sets forth, for each period indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York for Japanese yen, expressed in Japanese yen per $1.00. On September 20, 2001, the noon buying rate was $1.00 equals JPY 115.89 and the inverse noon buying rate was JPY 100 equals $0.86.


                                                                         YEAR 2001
                                    -------------------------------------------------------------------------------
                                       APRIL         MAY         JUNE         JULY        AUGUST       SEPTEMBER(1)
                                    ----------   ----------   ----------   ----------   ----------     ------------
JPY exchange rate per U.S.$
High                                JPY 121.68   JPY 118.88   JPY 119.13   JPY 122.85   JPY 118.75       JPY 115.89
Low                                     126.75       123.67       124.73       125.85       124.87           121.08

------------
(1)  Period from September 1 to September 20.

                                                          YEAR ENDED MARCH 31,
                                    --------------------------------------------------------------
                                       1997         1998         1999         2000         2001
                                    ----------   ----------   ----------   ----------   ----------
JPY exchange rate per U.S.$
Average (of month-end rates)        JPY 112.65   JPY 123.57   JPY 128.10   JPY 110.02   JPY 111.64


B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.


C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.


D.   RISK FACTORS

     Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this document, including our consolidated financial statements and related notes, and "Item 11. Quantitative and Qualitative Disclosure about Market Risk," before investing in our securities. Our business, operating results, and financial condition could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.


                          RISKS RELATED TO OUR INDUSTRY

THE CYCLICAL NATURE OF THE MARKET FOR SEMICONDUCTORS, AND THE PERIODIC OVERCAPACITY THAT RESULTS FROM THIS, MAY SERIOUSLY HARM OUR RESULTS OF OPERATIONS

     The market for semiconductors is highly cyclical and has suffered significant downturns from time to time, including at present. Past downturns have been characterized by diminished product demand, accelerated erosion of selling prices and production overcapacity. This has been particularly true of the dynamic random access memories, or DRAMs, segment of the market. The current downturn in the semiconductor market, which began in the third quarter of the fiscal year ended March 31, 2001, has resulted in a sharp decline of sales of semiconductor products including integrated circuits, or ICs, and system large-scale integrated circuits, or system LSIs. Our net sales of semiconductors declined by 29% for the three months ended June 30, 2001 compared to the three months ended June 30, 2000. The current downturn may be prolonged, and the volatility of the semiconductor market may lead to future downturns, with similar adverse effects on our operating results.

     The cyclical nature of the semiconductor market is due partly to periods of production overcapacity. Both international semiconductor companies and specialist semiconductor foundries have added significant capacity in recent years. As a consequence, semiconductor production capacity may periodically exceed the demand for semiconductor products, thus putting downward pressure on selling prices and adversely affecting our results of operations in the semiconductor market.


WE ARE SUBJECT TO INTENSE COMPETITION IN MANY OF THE MARKETS IN WHICH WE OPERATE, AND THIS MAY ADVERSELY AFFECT OUR ABILITY TO MAINTAIN OUR GROSS MARGINS

     Competition creates an aggressive pricing environment in many of the markets in which we operate, particularly acute during market slowdowns, which places significant pressure on our ability to maintain gross margins. Our competitors may be more profitable or may be able to compete for customers more effectively based on price. In recent years, the period of time between our introduction of a new product and the introduction by others of the same or a comparable product has declined. This has increased the risk that the products we offer will become subject to intense price competition as others enter the market.

     Price competition is particularly intense in the semiconductor market. The price of memory products, particularly DRAMs, is highly volatile, and has fallen sharply in the current market downturn. The pricing of personal computers, or PCs, is also highly competitive. The average selling price of PCs, including both desktops and portables, has declined significantly in the last several years. Our inability to compete effectively in the consumer PC market within the United States caused us to withdraw from that market in the fiscal year ended March 31, 2000. Price competition among Internet service providers, such as our BIGLOBE service, is also increasingly fierce.

     We have many competitors, from large multinational corporations to an increasing number of relatively small, rapidly growing and highly specialized companies. Unlike many of our competitors, however, we operate in many businesses while competing with companies that specialize in one or more of our product or service lines. As a result, we may not fund or invest in some of our businesses as much as our competitors, and we may not be able to change or take advantage of market opportunities as quickly or as well as they do. In addition, some of our customers may be hesitant to share information with us, or to allow us to collaborate in their design process, because we may also compete with them in other areas.


OUR OPERATING RESULTS MAY SUFFER IF OUR PRODUCTION PROCESSES ENCOUNTER PROBLEMS OR IF WE ARE NOT ABLE TO MATCH OUR PRODUCTION CAPACITY TO FLUCTUATING LEVELS OF DEMAND

     The computer, communications, semiconductor, and other markets in which we operate are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Production difficulties or inefficiencies can reduce yields or interrupt production, and we may not be able to deliver products on time in a cost effective, competitive manner. If production is interrupted, we may not be able to shift production to other facilities on a timely basis, or customers may purchase products from other suppliers. A resulting shortage of manufacturing capacity for some products could adversely affect our ability to compete. Losses in revenues and damage to customer relationships could be significant.

     During industry downturns, Japanese legal and practical restrictions on the termination of employees, union agreements and other factors limit our ability to reduce our production capacity and cost to adjust to reduced levels of demand. In addition, during these periods customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues. Conversely, during periods of increased demand, we may not have sufficient capacity to meet customer orders, making relationships with affected customers difficult. As a result, we may lose sales as customers turn to our competitors that can satisfy their increased demand either immediately or in the future.


IF WE FAIL TO ATTRACT, HIRE, AND RETAIN SKILLED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR BUSINESS OBJECTIVES

     Like all technology companies, we must compete for talented employees to develop our products, services, and solutions in a market where the demand for such individuals exceeds the number of qualified candidates. As a result, our human resources organization focuses significant efforts on attracting and retaining individuals in key technology positions. If we experience a substantial loss of, or an inability to attract, talented personnel, the resulting talent gaps could affect our ability to meet our business objectives.


WEAK ECONOMIC CONDITIONS IN JAPAN AND WORLDWIDE MAY HARM OUR BUSINESS

     We are very dependent on the Japanese market. In the fiscal year ended March 31, 2001, our sales in Japan accounted for 73% of our total net sales. The outlook for the Japanese economy in terms of public and private sector capital investment, consumer spending, and foreign currency exchange rates is highly uncertain. The length and severity of a continuing weakness in the Japanese economy could have a significant impact on our financial results. Uncertainty in the Japanese economy means that it is difficult to estimate the level of growth for the economy. Because all components of our budgeting and forecasting depend upon estimates of growth in the markets we serve, the prevailing economic uncertainty makes estimates of future income and required expenditures even more difficult to make than usual. If we are mistaken in our budgeting and forecasting, it will be more difficult for us to respond appropriately to a changing economic environment.

     We depend also on markets outside Japan. In the fiscal year ended March 31, 2001, 27% of our total net sales were generated outside Japan. Our business is therefore subject to risks involved in international markets, including negative economic developments in foreign economies. Our results of operations also could be hurt if demand for the products or services made or offered by our customers decreases due to adverse economic conditions in any of the regions where they sell or offer their own products or services. In recent months, the telecommunications and technology markets have weakened significantly in the U.S. and Europe. Further deterioration in these markets would adversely affect our results of operations.


WE FACE REGULATORY CHANGE AND UNCERTAINTY, AS WELL AS POTENTIAL LEGAL LIABILITY, IN MANY COUNTRIES IN WHICH WE OPERATE

     Our business is subject to various risks associated with unexpected regulatory changes, uncertainty in the application of laws and governmental policies, and uncertainty relating to legal liabilities in many of the countries in which we operate. Substantial changes in the regulatory or legal environments in which we operate could hurt our business, operating results, and financial condition.

     Changes in Japanese and international telecommunications regulations and tariffs, including those related to the Internet-related businesses and technologies, could affect the sales of our products or services and this could adversely affect our business, operating results, and financial condition.

     Our operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground-water contamination. We face risks of environmental liability in our current and historical manufacturing activities. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business, operating results, and financial condition.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT DIRECT OR INDIRECT COSTS TO US

     There is a risk that defects may occur in our products and services. Many of our products and services are used in situations where the adverse consequences of failure would be severe, so called "mission-critical" uses, exposing us in some cases to even greater risk. The occurrence of these defects could make us liable for damages caused by the defects, including consequential damages. Negative publicity concerning these problems could also make it harder for us to get customers to buy our products and services. Both could hurt our business, operating results, and financial condition.


OUR OPERATING AND FINANCING ACTIVITIES EXPOSE US TO FOREIGN CURRENCY EXCHANGE AND INTEREST RATE RISKS, WHICH MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY

     We are exposed to risks of foreign currency exchange rate fluctuations. Our consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate changes. These changes can affect the yen value of our equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in different currencies. Despite our measures to reduce, or hedge against, foreign currency exchange risks, foreign exchange rate fluctuations may hurt our business, operating results, and financial condition.

     We are also exposed to risks of interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, in particular long-term debts. Despite our measures to hedge a portion of our exposure to fluctuations in interest rates, changes in interest rates may increase our operational costs, reduce the value of our financial assets or increase the value of our liabilities.


                          RISKS RELATED TO OUR BUSINESS

WE MAY NOT SUCCEED IN IMPLEMENTING OUR REORGANIZATION AND STRATEGY

     We are continuing to implement our business strategy and make significant changes in our corporate organization, including (1) focusing on and promoting products and services related to the Internet, mobile communications, and broadband technologies as our core business, (2) restructuring unprofitable operations, (3) forming strategic alliances and joint ventures, and (4) transferring or taking public some businesses that we believe may perform better on a stand-alone basis.

     We may not be successful in achieving all of these goals or realizing the benefits that we expect from them. For example, although we believe that the Internet-related business has great potential for growth, it may not grow as much as we expect. Similarly, a lack of interested buyers, or continued weakness in the equity capital markets, may undermine our efforts to sell or take public those of our operations that we have identified for possible disposition. In addition, severe competition from existing and new competitors or costs related to implementing our strategy may limit the benefits we are able to realize from our strategy.


IF WE FAIL TO KEEP PACE WITH TECHNOLOGICAL ADVANCES IN OUR INDUSTRY, OR IF WE PURSUE TECHNOLOGIES THAT DO NOT BECOME COMMERCIALLY ACCEPTED, CUSTOMERS MAY NOT BUY OUR PRODUCTS AND SERVICES AND OUR REVENUE AND PROFITABILITY MAY DECLINE

     The markets for the products and services that we offer are characterized by rapidly changing technology, evolving technical standards, changes in customers' preferences, and the frequent introduction of new products and services. The development and commercialization of new technologies and the introduction of new products and services will often make existing products and services obsolete or unmarketable. Our competitiveness in the future will depend at least in part on our ability to:

     - keep pace with rapid technological developments and maintain technological leadership;

     -    enhance existing products and services;

     - develop and manufacture innovative products on a timely and cost-effective manner;

     -    utilize or adjust to new products, services, and technologies;

     -    attract and retain highly capable technical and engineering personnel;

     - accurately assess the demand for, and perceived market acceptance of, new products and services that we develop;

     - avoid delays in developing new products or delays in shipping new products;

     -    address increasingly sophisticated customer requirements; and

     - have our products selected for design in our customers' future products.

     We may not be successful in identifying and marketing product and service enhancements, or offering and supporting new products and services, in response to rapid technological changes and changes in customers' preferences. If we fail to keep up with these technological changes and changes in customers' preferences, our business, operating results, and financial condition will be significantly harmed.

     The process of developing new products entails many risks. The development process can be lengthy and costly, and requires us to commit a significant amount of resources well in advance of sales. Technology and standards may change while we are in development, rendering our products outdated or uncompetitive before their introduction. Our products, some of which contain both hardware and software, may contain undetected errors which may be found after the products' introduction and shipment.


OUR REVENUES AND PROFITABILITY CAN FLUCTUATE FROM PERIOD TO PERIOD AND ARE OFTEN DIFFICULT TO PREDICT FOR PARTICULAR PERIODS DUE TO FACTORS BEYOND OUR CONTROL

     Our results of operations for any quarter or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been and are expected to continue to be subject to quarterly and yearly fluctuations as a result of a number of factors, including:

     - the introduction and market acceptance of new technologies, products and services, such as the introduction of next-generation mobile communications systems and the deployment of broadband communications systems;

     -    variations in product costs and the mix of products sold;

     - the size and timing of customer orders, which in turn will often depend upon the success of our customers' business or specific products or services;

     -    the impact of acquired businesses and technologies;

     -    manufacturing capacity and lead times; and

     -    fixed costs.

     There are other trends and factors beyond our control which may affect our operations and make it difficult to predict operating results for a particular period. These include:

     -    the speed and direction of the development of the Internet;

     - the timing and pace of the introduction of broadband communications technologies into the Internet and of the introduction of appealing applications that can only be supported effectively through broadband connections;

     - the timing of the introduction and market acceptance of next-generation mobile communications standards and technologies in Japan and in other major markets;

     - adverse changes in the conditions in the markets for semiconductors, PCs, mobile handsets, and other products and services that we offer;

     - governmental decisions regarding the development and deployment of communications infrastructure, including the size and timing of governmental expenditures in these areas;

     -    the size and timing of capital expenditures by our customers;

     -    inventory practices of our customers;

     - conditions in the broader markets for information technology and communications, and the Japanese or global economy generally;

     - changes in governmental regulation or intervention affecting communications, data networking or the Internet;

     - the ability of governmental and private sector decision-makers timely to agree upon standards for next-generation communications, computing, broadcast, and other technologies;

     - adverse changes in the public and private equity and debt markets and the ability of our customers and suppliers to obtain financing or to fund capital expenditures; and

     -    adverse changes in the credit quality of our customers and suppliers.

     These trends and factors could have a material adverse effect on our business, operating results, and financial condition.


WE MAY NOT SUCCEED IN EXECUTING OUR GROWTH STRATEGIES OUTSIDE OF JAPAN

     Our strategy includes expanding our business in markets outside of Japan. In many of these markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers and protective regulations. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. Our overseas projects and investments could be adversely affected by:

     - reversals or delays in the opening of foreign markets to new participants;

     -    exchange controls;

     - restrictions on foreign investment or the repatriation of profits or invested capital;

     -    nationalization of local industry;

     -    changes in export or import restrictions;

     - changes in the tax system or rate of taxation in the countries where we do business; and

     -    economic, social, and political risks.

     In addition, difficulties in foreign financial markets and economies and of foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries. Because of these factors, we may not succeed in expanding our business in international markets. This could hurt our business growth prospects and results of operations.


IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS AND PROSPECTS MAY BE HARMED

     We depend on our proprietary technology and our ability to obtain patents, licenses, and other intellectual property rights covering our products, services, business models, and design and manufacturing processes. The process of seeking patent protection can be long and expensive. Although we have approximately 75,000 patents, any of our patents could be challenged, invalidated, or circumvented. The fact that we hold many patents or other intellectual property rights does not ensure that the rights granted under them will provide competitive advantages to us. For example, the protection afforded by our intellectual property rights such as patents, patent applications, and copyrights may be undercut by rapid changes in technologies in the industries in which we operate. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright, and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. Litigation, which could consume financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement brought against us by others.


WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS

     Many of our products are designed to include software or other intellectual property licenses from third parties. Competitors' protected technology may be unavailable to us or be made available to us only on unfavorable terms and conditions. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe that, based upon past experience and standard industry practice, these licenses generally can be obtained on commercially reasonable terms. There can be no assurances, however, that we will be able to obtain, on commercially reasonable terms or at all, from third parties the licenses we need in the future. Due to the existence of a large number of patents in our field and the rapid rate of issuance of new patents, it is not economically practical to determine in advance whether a product or any of its components infringe the patent rights of others.

     From time to time, we are sued by others or receive notices from others regarding patent and other intellectual property claims. Whether or not these claims have merit, they may require significant resources to defend. If an infringement claim is successful and we are unable to obtain the license for the infringed technology or substitute similar non-infringing technology, our business could be adversely affected.


IF OUR FACILITIES WERE TO EXPERIENCE CATASTROPHIC LOSS DUE TO EARTHQUAKE, OUR OPERATIONS WOULD BE SERIOUSLY HARMED

     Several of our facilities in Japan could be subject to catastrophic loss caused by earthquake damage to their location. We have significant facilities in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility.


THE FAILURE OF OUR SUPPLIERS TO DELIVER RAW MATERIALS, COMPONENTS, EQUIPMENT, AND OTHER SUPPLIES AS EXPECTED COULD HURT OUR BUSINESS

     Our manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. In some cases, we purchase on a just-in-time basis.

Because the products that we purchase are often complex, it may be difficult for us to substitute one supplier for another or one product for another. Some products are only available from a limited number of suppliers or a single supplier. Although we believe that supplies of the raw materials, components, equipment, and other supplies we use are currently adequate, shortages could occur in critical materials due to interruption of supply or increased industry demand. Our results of operations would be hurt if we could not obtain adequate delivery of these supplies in a timely manner or if we had to pay significantly more for them.

     Reliance on suppliers and industry supply conditions generally involve several risks, including:

     - the possibility of defective raw materials, components, equipment, or other supplies, which can adversely affect the reliability and reputation of our products;

     - a shortage of raw materials, components, equipment, or other supplies, and reduced control over delivery schedules, which can adversely affect our manufacturing capacity and efficiencies; and

     - an increase in the cost of raw materials, components, equipment, and other supplies, which can adversely affect our profitability.


WE RELY ON OUR STRATEGIC PARTNERS, AND OUR BUSINESS COULD SUFFER IF OUR STRATEGIC PARTNERS HAVE PROBLEMS OR OUR RELATIONSHIPS WITH THEM CHANGE

     As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to develop new technologies and products and to manufacture existing and new products. If our strategic partners encounter financial or other business difficulties, if their strategic objectives change or if they perceive us no longer to be an attractive alliance partner, they may no longer desire or be able to participate in our alliances. Our business could be hurt if we were unable to continue one or more of our alliances.


POTENTIAL ACQUISITIONS AND INVESTMENTS MAY REQUIRE US TO INTEGRATE NEW TECHNOLOGIES, OPERATIONS, AND SERVICES

     From time to time we consider opportunities to expand our business through acquisitions and investments. Any acquisition we pursue exposes us to the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition. For example, we may fail to retain the customers of the businesses we acquire, and we may fail to retain key employees. Acquisitions may also strain our managerial and operational resources, as our managers and employees may be diverted by the challenge of managing new operations from monitoring and improving our operations in our existing businesses. Our business, operating results, and financial condition may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we may acquire.


WE CONDUCT A SUBSTANTIAL AMOUNT OF BUSINESS WITH THE NTT GROUP OF COMPANIES, INCLUDING NTT DOCOMO, INC., AND OUR BUSINESS COULD SUFFER IF THEY ENCOUNTER BUSINESS PROBLEMS OR DECIDE TO REDUCE THEIR BUSINESS WITH US

     Approximately 13% of our net sales in the fiscal year ended March 31, 2001 were derived from sales to the Nippon Telegraph and Telephone Corporation, or NTT, group of companies, including NTT DoCoMo, Inc. NTT group is the largest provider of wireline and wireless voice, data, Internet, and related telecommunications services in Japan. NTT DoCoMo is the leading mobile communications service provider in Japan. If either of these companies were to suffer significant business or financial problems, they might reduce their level of capital expenditures or current procurement, which could adversely affect our business, operating results, and financial condition.

     At present none of the NTT group companies engages in any material manufacturing. If in the future any NTT group company were to begin manufacturing products that we supply, or to acquire one of our competitors, this could adversely affect our business.


WE ARE EXPOSED TO THE RISK THAT OUR CUSTOMERS, INCLUDING THOSE TO WHOM WE HAVE PROVIDED VENDOR FINANCING, MAY ENCOUNTER FINANCIAL DIFFICULTIES

     We sometimes provide vendor financing to our customers, or provide guarantees to banks or trading companies that have provided such financing. As more businesses utilize vendor financing in the third-generation, or 3G, mobile communications systems market in Europe, we may also provide increased vendor financing in the near future. In addition, many of our customers purchase products and services from us on payment terms that do not provide for immediate payment. If telecommunications companies or other customers to whom we have extended or guaranteed vendor financing, or from whom we have substantial accounts receivable, encounter financial difficulties and are unable to make payments on time, our business, operating results, and financial condition could be adversely affected.


OUR PENSION AND SEVERANCE PLANS ARE CURRENTLY UNDERFUNDED DUE TO THE DECLINE IN THE VALUE OF SECURITIES CONSTITUTING PLAN ASSETS, AND SATISFYING OUR OBLIGATIONS UNDER THESE PLANS MAY COST MORE THAN WE EXPECT

     At March 31, 2001, we had total outstanding benefit obligations, calculated in accordance with U.S. GAAP, of JPY 1,280.6 billion. Although we fund our pension plans in conformity with the regulatory requirements where applicable, at March 31, 2001 the fair value of plan assets was JPY 759.6 billion. Consequently, as of that date we had JPY 521.0 billion of unfunded pension plan obligations.

     Primarily because of the decline in Japanese stock prices during the fiscal year ended March 31, 2001, the value of plan assets at the beginning of fiscal year ended March 31, 2001, declined by JPY 69.1 billion, more than offsetting our aggregate contributions to plan assets during the course of the year. Further declines in the Japanese stock market would reduce the value of the plan assets, and increase the level of our plan underfunding.

     Under our pension and severance plans, we use a discount rate of 3.5% to measure benefit obligations. In accordance with U.S. GAAP, unrecognized prior service cost and actuarial loss have been amortized using the straight-line method over the average remaining service period of employees expected to receive benefits under such plans. The amount of actuarial loss may change depending on any future change in the discount rate and other factors such as the return on plan assets. If we were to determine that a lower discount rate should be used to measure benefit obligations, the current amount of our outstanding pension benefit obligations would increase. Further, an increase in the amount of unrecognized prior service cost and actuarial loss increases the recorded expenses of the following years. We will be recording a large pension expense this year as a result of the change in the amount of actuarial loss last year.


ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     NEC's legal and commercial name is Nippon Denki Kabushiki Kaisha in Japanese or NEC Corporation in English. NEC was incorporated on July 17, 1899 as a joint stock corporation (kabushiki kaisha) in Japan under the Japanese Commercial Code.

     NEC's principal executive offices are located at 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan. NEC's telephone number is +81-3-3454-1111.

     HISTORY

     NEC was formed as a joint venture between Western Electric Company of the United States and two Japanese individuals. Initially, NEC acted as a sales agent for telephone equipment manufactured by Western Electric, but it soon commenced production of similar equipment in Japan.

     In 1925, Western Electric's interests in its foreign affiliates, including NEC, were sold to International Telephone & Telegraph Corporation, or ITT. In 1932, the Sumitomo family holding company acquired a substantial stock interest in NEC, which was sold to the public in 1948, following the passage of Japanese anti-monopoly laws. ITT's shareholding was successively reduced from 1958 and was completely disposed of during 1978.

     We expanded our business lines to include the production of transmission equipment in 1929, radio broadcast equipment in 1930 and radio communications equipment in 1932. In 1958, we started mass production of transistors and, in the same year, we produced the NEAC 2201, the first fully-transistorized commercial computer in the world.

     We commenced R&D activities relating to integrated circuits in 1960. During the 1960s we entered the field of satellite communications and established our first post-war overseas manufacturing subsidiary.

     In the 1970s, we significantly increased our production of computers, semiconductors, and other electron devices. We began integrating our computer and communications products as significant further advances were achieved in technology and as we increased our allocation of resources to R&D activities. Other important developments during this period include the establishment of our position as a world leader in specific high technology markets, such as satellite communication earth stations and certain semiconductor devices, the diversification of our customer base, particularly in the Japanese private sector and overseas, and the expansion of our manufacturing facilities, both in Japan and abroad.

     In the 1980s, we pursued a policy of globalization to conduct our diversified manufacturing and sales operations closer to our customers. We added a total of 50 subsidiaries and affiliates, 12 for manufacturing and 38 for marketing and other services during the 1980s in the overseas markets.

     During the 1990s, we expanded our global operations and increased efficiency, in order to enhance global competitiveness and to respond to rapid changes in market demand. We expanded and upgraded some of our manufacturing facilities, promoted strategic alliances with major companies and augmented our R&D activities in the United States and Europe.

     In 2000, our operations were reorganized into three in-house companies, NEC Solutions, NEC Networks, and NEC Electron Devices, each of which focuses on serving the needs of a particular market and customer base.

     CAPITAL EXPENDITURES

     The following table sets forth a breakdown of our annual capital expenditures (on an accrual basis) during the three years ended March 31, 2001:

                                                            YEAR ENDED MARCH 31,
                                                -----------------------------------------
                                                   1999            2000           2001
                                                -----------    -----------    -----------
                                                            (in millions of yen)
NEC Solutions                                   JPY  37,136    JPY  31,662    JPY  26,947
NEC Networks                                         32,337         32,955         44,882
NEC Electron Devices                                124,073        171,857        239,536
Others                                               34,385         17,713         20,058
                                                -----------    -----------    -----------
     Total                                          227,931        254,187        331,423
Corporate                                            25,692         27,452         15,068
                                                -----------    -----------    -----------
     Total capital expenditures                 JPY 253,623    JPY 281,639    JPY 346,491
                                                ===========    ===========    ===========

     During the three years ended March 31, 2001, our capital expenditures were principally devoted to the expansion and upgrading of our manufacturing facilities for semiconductors.

     Capital expenditures during the fiscal year ended March 31, 2001 increased by 23%, compared with the fiscal year ended March 31, 2000, to JPY 346.5 billion. Major capital expenditures included investment in manufacturing facilities for system LSIs in Japan, which contributed to a 39% increase in capital expenditures for NEC Electron Devices to JPY 239.5 billion. For the fiscal year ended March 31, 2001, NEC Solutions invested in equipment for the expansion of its BIGLOBE services as well as for R&D and manufacturing of computers. NEC Networks invested in equipment for the manufacturing of communications equipment and for R&D of dense wavelength division multiplexing, or DWDM, systems and 3G mobile communications systems.

     At the start of our current fiscal year, we established a capital expenditure budget devoted to the investing in equipment for continuing R&D of computers, 3G systems and DWDM systems, and system LSIs, as well as for the manufacturing of our various products. We continuously monitor our capital expenditures and evaluate whether adjustments to our budget is necessary in light of market conditions and other economic factors.


B.   BUSINESS OVERVIEW

     We are a leading provider of systems, components, services, and integrated solutions for computing and communications applications. Our understanding of our customers' needs together with our industry expertise, technical capabilities, and broad product portfolio enable us to offer computing, communications, and device solutions that address their core operational requirements. By focusing on high-growth market opportunities and building on our expertise in broadband and mobile technologies, we seek to further develop our leadership position as an innovative provider of computing and communications solutions.

     In April 2000, we reorganized our businesses into three in-house companies, which correspond to our three principal business segments:

     - NEC SOLUTIONS delivers highly reliable Internet-related services and other computing solutions to enterprise, government, and individual customers by providing software, hardware, and services necessary to design, integrate, and operate these elements. The products and services of this in-house company include: systems integration services, software, Internet-related services, and maintenance and customer support services, as well as PCs, mainframe computers, servers, workstations, supercomputers, and storage systems. In the fiscal year ended March 31, 2001, we derived JPY 2,228.5 billion of our sales, and realized a segment profit of JPY 84.1 billion, from NEC Solutions.

     - NEC NETWORKS designs and provides wireline network infrastructure, mobile and wireless network infrastructure, and mobile terminals, which enable our customers, primarily network service providers, to build and operate their networks with a high degree of service quality and reliability and in a cost-effective manner. Working closely with our customers, we design and deploy network systems and products including: optical network systems, switching systems, Internet Protocol, or IP, network systems, mobile and wireless network systems, and mobile terminals. In the fiscal year ended March 31, 2001, we derived JPY 1,834.4 billion of our sales, and realized a segment profit of JPY 83.1 billion, from NEC Networks.

     - NEC ELECTRON DEVICES is a leading provider of semiconductors, displays, and other electronic components used in computers, communications products, digital consumer electronic products, and automobiles. Our semiconductor products include system LSIs, discrete and compound semiconductors, and memory devices. In the fiscal year ended March 31, 2001, we derived JPY 1,228.9 billion of our sales, and realized a segment profit of JPY 68.3 billion, from NEC Electron Devices.

     In the fiscal year ended March 31, 2001, we had net sales of JPY 5,409.7 billion, of which we generated approximately 73% in Japan and the balance overseas. As of March 31, 2001, we employed approximately 150,000 people worldwide and had manufacturing, sales, or R&D consolidated subsidiaries in Japan and 25 other countries.

     NEC SOLUTIONS

     NEC Solutions delivers highly reliable computing solutions to enterprise, government, and individual customers by providing software, hardware, and services necessary to design, integrate, and operate these elements. Our focus has been and will continue to be to formulate customized solutions packages, taking advantage of the comprehensive understanding of the evolving needs of customers and the industry and technological expertise we have acquired through our long history of technology deployments.

     Systems Integration Services. Through our systems integration services group, which has approximately 13,000 highly qualified systems engineers, we provide our customers with end-to-end systems design, development, deployment, and systems operation solutions. We deliver systems integration services directly and through NEC Soft, Ltd. and other subsidiaries. Our services consist of:

     - Systems design, development, and deployment services: We design, develop, and deploy complex software applications and the hardware configurations that meet the specific requirements of our customers. We recently introduced our "iBestSolutions" Internet solution framework, which allows our customers to exploit the business and technical capabilities of the Internet. We designed iBestSolutions so that we could tailor solutions quickly and cost-effectively to meet the specific requirements of an industry or customer.

     - Operational support services: We provide operational support services, including system problem diagnosis and correction, so that customers can effectively operate their computer systems.

     - Consulting services: We provide consulting services on systems architecture design and technology planning, including the evaluation and selection of technologies and platforms, to our customers so that they can meet their business and financial objectives.

     Software. We develop and provide software products primarily for use in our computers. Software products include operating systems, middleware for managing large-scale distributed data processing systems, and application software. We continue to further develop the capabilities of our middleware, which enables the more rapid, cost-effective integration of different systems, protocols, and technologies. We use a combination of custom designed and third party software to take advantage of the various products and technologies on the market.

     Internet-related Services. We offer a broad range of Internet-related services through the infrastructure of our BIGLOBE service, which is a leading Internet service provider, or ISP, in Japan.

BIGLOBE has over 200 access points or points of presence throughout Japan. Through BIGLOBE, we also offer value-added services such as application services, housing, and hosting.

     Maintenance and Customer Support Services. We offer maintenance and support services to our customers mainly through our subsidiary, NEC Fielding, Ltd., one of Japan's largest technical support companies, with over 470 service centers.

     Personal Computers and Peripheral Products. NEC Solutions develops, manufactures, and markets PCs and PC peripheral products. We produce a wide range of PC products including desk-top PCs and notebook PCs with full-color thin-film transistor, or TFT, liquid crystal displays, or LCDs, targeted at corporate customers as well as for the consumer markets. We offer PCs with wireless connectivity, multimedia functions, and advanced security functions. We are a leading supplier of PCs in Japan. We intend to continue to build on our brand recognition in this area, and enhance our reputation for technical excellence.

     Mainframes, Servers and Workstations, Supercomputers, and Storage
Systems. NEC Solutions develops and manufactures mainframe computers, UNIX servers and workstations, PC servers and workstations, supercomputers, storage systems, and other products for private companies and government agencies mainly in Japan. We are a leading supplier of PC servers, PC workstations, and mainframe computers in Japan.

     - Mainframe computers: These large computers have the power to simultaneously execute many programs with a high level of reliability. Our Parallel ACOS series of mainframe computers employ parallel processing technology for use in mission-critical systems. We focus on high performance products that can also integrate easily with open servers.

     - Servers and workstations: The demand for open systems such as those based on the UNIX servers has grown in recent years as businesses sought inter-operability and scalability from their computing platforms. However, for systems that are critical to their core business functions, companies historically relied on mainframe computer systems due to their high reliability. Today, there is market demand for open computing systems while maintaining the same level of security, reliability, and performance provided by mainframe computers with better cost efficiency in operations. To address this market demand, we offer UNIX and PC servers. Our high-performance, high-scalability UNIX servers are used as core servers in a wide variety of applications, from network management to operating critical business systems. We are working with Hewlett-Packard Company to develop servers which employ Intel Corporation's 64-bit processors, allowing for faster processing speeds. We also worked with Intel to create the Express 5800 series of PC servers and workstations which run a Windows operating system and give customers access to a broad range of applications. We offer fault-tolerant PC servers developed together with Stratus Technologies International, S.a r.l. and Intel, that provide high levels of resiliency against failure. The combination of de facto open platform components and a Windows operating system results in a low cost fault-tolerant solution.

     - Supercomputers: Our SX-series of vector-processing supercomputers meet intensive, high-speed processing requirements for specialized applications that require significant calculating power, such as weather forecasting, structural analysis, and fluid dynamics. The SX-series is used by research institutes, universities, and companies, mainly in Japan and Europe. We formed an alliance with Cray Inc., for the marketing of our SX-series of supercomputers, particularly in the North American market.

     - Storage systems: We manufacture various storage systems, including disk array, tape storage, and others. Our iStorage series of storage systems is designed to meet the expanding demand for increased capacity, reliability, performance, and endurance. We are working with VERITAS Software Corporation and Oracle Corporation Japan to offer storage solutions using all three companies' products and technologies.

     In addition, our other products include terminals. We consolidated our key telephone system and point-of-sale terminal businesses with those of NITSUKO Corporation in June 2001. Concurrently, NITSUKO Corporation changed its name to NEC Infrontia Corporation.

     NEC NETWORKS

     NEC Networks is a leading supplier of wireline network infrastructure, mobile and wireless network infrastructure, and mobile terminals, which enable our customers, primarily network service providers, to build and operate their networks with a high degree of service quality and reliability in a cost-effective manner.

     Optical and Other Network Systems. NEC Networks manufactures a wide range of optical network systems. We are one of the top providers of these systems in Japan. Optical network systems use light to transmit and process large volumes of information, including voice, video, and data through fiber-optic cables. These networks vary in size, purpose, and geographic scope.

     Our optical and other network systems products include:

     - wavelength division multiplexing, or WDM, systems (terrestrial and submarine),

     -    optical access systems,

     - synchronous digital hierarchy, or SDH, and synchronous optical network, or SONET, systems, and

     -    other network systems.

          Wavelength division multiplexing systems. We have a leading position in WDM-based optical network systems for both terrestrial and submarine applications. WDM involves combining beams of light of slightly different wavelengths through a single fiber with each wavelength carrying its own stream of information. This increases the amount of traffic that can travel over existing optical fiber cable infrastructure, allowing existing infrastructure to be used more efficiently.

          In terrestrial WDM systems, we supply telecommunications operators within and outside Japan. Our products include state of the art technology such as a 160-channel WDM system with a maximum transmission capacity of
     1.6 terabit per second, or Tbps. We also succeeded in transmitting 10.9 Tbps data using a WDM system in March 2001, and we aim to shorten development time for subsequent generations of systems through partnerships. Our current partnerships include those with WaveSplitter Technologies, Inc., a U.S. venture business for optical fiber technology, with Hitachi, Ltd. for ultra high-speed optical network systems, and with Tellium, Inc. for integrated optical network systems combining WDM and optical switching.

          In WDM submarine cable systems, we offer highly-competitive full turn-key solutions. In addition to supplying WDM systems, we offer system construction from deep sea cable installation to marine operation and maintenance. We currently supply submarine cable systems that will provide links between several countries, mainly in the Asia-Pacific area. For example, we are now working on the Asia Pacific Cable Network 2 project, which is scheduled to link Japan, Korea, Taiwan, China, Hong Kong, the Philippines, Malaysia, and Singapore with 19,000 kilometers of cable, the Australia-Japan Cable project and phase 2 of the East Asia Crossing Submarine Cable System Project. We seek to provide integrated submarine cable networks through our strategic alliances with Global Marine Systems, Ltd., a leader in marine installation and operation and OCC Corporation, a submarine cable supplier.

          Optical access systems. We are providing optical line terminals and optical network terminals for NTT's Fiber-to-the-Home, or FTTH, service, which was launched in July 2001.

     FTTH technology will allow significant increases in data transmission capabilities compared to traditional copper lines. We are working with our subsidiary, NEC Eluminant Technologies, Inc. of the United States, to provide asynchronous transfer mode-passive optical network, or ATM-PON, systems.

          Synchronous digital hierarchy and synchronous optical network
     Systems. SDH and SONET refer to standards for transmission of digital signals over optical fiber. These standards helped revolutionize the performance and cost of telecommunications networks based on optical fiber. We develop and manufacture SDH and SONET products both for terrestrial and submarine use. We developed and have recently begun to distribute "SpectralWave U-Node (Universal Node)," a next-generation SDH/SONET high-speed optical transmission system. SpectralWave U-Node enables efficient, high-speed, and highly reliable data transmission. It also provides interfaces with many different systems, including gigabit ethernet interface utilizing virtual concatenation and generic framing procedure, and boasts smaller size and reduced power consumption.

          Other network systems. We develop and manufacture:

          - x digital subscriber line, or xDSL, systems and other wired access systems; and

          - cable television, or CATV, systems and modems, and teleconferencing systems.

          xDSL is a technology that allows more data to be sent over existing copper telephone lines. The system uses a modem technology that converts existing twisted-pair telephone lines into access paths for various high-speed communications.

          The hybrid fiber and coaxial CATV system, which transmits video and other signals through a combination of optic fibers and coaxial cables, is one of the technologies that can support a variety of multimedia products. The system allows long-distance, multi-channel transmission and reception of video signals.

     Switching systems and Internet Protocol network systems. We develop and manufacture switching systems, Internet Protocol, or IP, network systems, and various related telecommunications equipment. These systems include:

     -    public switching systems;

     -    IP switching routers and network infrastructure servers;

     -    enterprise networking systems; and

     -    asynchronous transfer mode, or ATM, switching systems.

     We provide reliable, high-speed public switching systems for Japanese and overseas telecommunications operators. Our switching systems feature wire-speed packet transfer, which eliminate bottlenecks even during periods of high traffic, as well as multi-service converged environments that are fully scalable and configurable.

     We also design and manufacture IP switching routers and network infrastructure servers. IP is the main protocol used on the Internet. It is a form of packet technology that routes information over networks based on a system of unique addresses.

     IP networks are playing an increasingly central role in basic systems. We provide products that enable the deployment of IP networks with high reliability. NTT DoCoMo, a leading mobile communications service provider in Japan chose to adopt our IP switching routers for its IP wide code division multiple access, or W-CDMA, network trials. We were foremost in taking part in development and standardization activities of the next-generation protocol, Internet Protocol Version 6, or IPv6. IPv6 cures a number of problems in the current protocol and adds many improvements in areas such as routing and network auto-configuration. Our IPv6 routers have already been adopted by advanced network service providers and enterprise users. We aim to build increasingly reliable networks by combining IP switching routers with network infrastructure servers offering a wide variety of services tailored to the objectives of our customers.

     Enterprise networking systems are private voice and data integrated network systems, including Voice over Internet Protocol, or VoIP, a technology used to transmit voice conversations over a data network using the IP. We provide industry specific PBX and IP-PBX systems for customers such as to hotels and hospitals.

     ATM technology is an information transfer standard that can be used by many different communications systems to deliver traffic at varying rates, permitting a mix of voice data and video. We provide a range of ATM products including a highly advanced ATM network management system. Our system provides connection control management, traffic and performance control management, security control management, and fault/configuration control management.

     Mobile and Wireless Communications Network Systems. We develop and manufacture network systems and equipment for mobile communications, including base stations, mobile switching systems, and network management systems.

     We are the leading producer of personal digital cellular, or PDC, systems in Japan. PDC was adopted in Japan as the second-generation mobile communications standard, but is not used outside of Japan. The system supports both voice and data communications, packet-switched wireless data, and a full range of supplemental services including, call waiting, voice mail, three-party calling and call forwarding.

     We have also been selected by NTT DoCoMo as one of the suppliers of W-CDMA systems for its 3G mobile communications service, which is being tested now and is scheduled to start commercial services in Japan by October 2001. We are the leading supplier of these systems in Japan.

     Overseas, we worked to raise our profile and position in the mobile communications systems market through a number of initiatives. We entered into an alliance with Siemens AG to develop, manufacture, and market W-CDMA systems. We also carried out W-CDMA field trials in collaboration with major European communications operators such as British Telecommunications plc and Telecom Italia Mobile S.p.A. In April 2001, NEC Networks became a provider of W-CDMA networks for Hutchison 3G UK Limited.

     We also manufacture wireless communications systems, including terrestrial and satellite microwave communications systems, and wireless access systems such as fixed wireless access, and have sold these systems in more than 120 countries.

     Mobile Terminals. We develop and manufacture mobile terminals, such as mobile phones, and personal handy phone systems, or PHS, handsets. We are one of the leading mobile phone suppliers in Japan. Newer models of our mobile phones feature large screen color displays and Java applications enabling users to access and more fully utilize NTT DoCoMo's i-mode mobile Internet service. We are forming an alliance with Matsushita Electric Industrial Co., Ltd. to jointly develop a common architecture and application software for 3G mobile phones.

     Broadcast and Other Systems. We produce broadcast equipment, including analog and digital, terrestrial and satellite broadcast equipment, air traffic control equipment and space electronic equipment, including satellites and satellite transponders. Our industrial electronic systems include laser systems and postal automation systems.

     NEC ELECTRON DEVICES

     NEC Electron Devices is a leading provider of semiconductors, displays, and other electronic components used in computers, communications products, digital consumer electronic products, and automobiles.

     Semiconductors. A significant portion of our semiconductor sales are composed of:

     -    system LSI products;

     -    discrete and compound semiconductors, and other ICs; and

     -    DRAMs and other memories.

          System LSI Products. NEC Electron Devices designs, develops, and manufactures system LSIs, the core component of its device solutions. System LSIs include application specific integrated circuits, or ASICs, application specific standard products, or ASSPs, microprocessors, and microcontrollers. We supply system LSIs for use in a variety of products including computers, communications products, digital consumer electronic products, and automotive electronics equipment. For example, we have recently produced 0.13 micrometer system LSIs for mobile handsets, digital cameras, and set-top boxes for digital broadcast receivers, and we supply our system LSIs with embedded DRAM to a customer for its new game console product.

          We operate design facilities around the world with an extensive customer support system in order to work closely with our customers from the initial design stage to develop system LSIs with performance specifications in line with their needs. This approach is to design system LSIs where their applications are most widely commercialized and advanced. For example, we design system LSIs for: broadband network equipment in North America, set-top boxes for digital broadcast receivers and IC cards in Europe, and 3G mobile communications systems and handsets in Japan.

          Discrete and Compound Semiconductors, and Other ICs. We design, develop, and manufacture general purpose discrete semiconductor devices, power management ICs in a wide variety of applications, and display control devices used in mobile phones, PCs, monitors, and other systems. We also design, develop, and manufacture optical and microwave semiconductor devices including compound semiconductors.

          DRAMs. We manufacture mainly high-speed, high-capacity DRAMs. Major products include DRAMs for computers, communications equipment, digital consumer electronic products, and others. To facilitate accelerated development of new products as well as to take steps to insulate ourselves from increased market volatility, we established a joint venture company, Elpida Memory, Inc., with Hitachi, Ltd. to combine the competitive strengths of both companies. In 2000, Elpida Memory developed the world's first 256 mega-bit DRAM employing 0.13 micrometer process technology, a die-size 50% smaller than equivalent products based on conventional 0.18 micrometer process technology. In March 2001, Elpida Memory launched global sales operations, integrating the DRAM marketing operations of NEC and Hitachi.

          Other Memories. We design, develop, and produce memory products such as SRAM, flash memory, and mask ROM. Our SRAMs and flash memories have the advantage of low power consumption and multi-packaging abilities. The major applications for these products are portable equipment such as mobile phones, broadband-related products, and digital consumer electronic products.

          Displays. Our display panels feature TFT color LCDs and color plasma display panels, or PDPs.

          Color LCDs. We develop and produce a range of TFT color LCDs used mainly in PC monitors, industrial and medical equipment displays, and displays for mobile phones. We have decided to outsource production of LCD panels for PCs to a Taiwanese company. Meanwhile, we will focus on large-scale, high-resolution displays for monitors and small to medium-sized displays for mobile handsets and terminals.

          Plasma Displays. We are engaged in the development and manufacturing of plasma display modules and plasma display monitors and televisions. We entered into a memorandum of understanding to establish a joint venture with Thomson Multimedia S.A. to develop, manufacture, and market plasma displays. We expect demand for plasma displays to grow rapidly, mainly for use in televisions and public displays.

          Other Displays. NEC and Samsung SDI Co., Ltd. formed a joint venture, Samsung NEC Mobile Display Co., Ltd., to develop, manufacture, and market displays based on organic electro-luminescent display, or OELD, technology, for use mainly in mobile terminals. OELDs are slimmer, lighter, and more energy efficient but offer a high level of resolution comparable with CRT displays. These features make OELDs suitable for future mobile handsets, and other space, weight or energy restricted monitors such as car navigation systems.

     Electronic Components. We design, manufacture, and produce electronic components such as batteries, capacitors, printed wiring boards, and relays. Our rechargeable lithium-ion batteries are mainly used in mobile phones. Our tantalum capacitors, which are notable in terms of their small size and high capacity, are used in a wide variety of applications, including mobile phones, PCs, and game consoles.

     NEC Electron Devices also produces automotive electronics products such as control units for antilock brake systems, supplemental restraint systems, occupant posture detection systems, and seat back sensors. These technologies serve to improve the automobile occupants' safety.

     SEASONALITY

     Our sales are generally seasonal in nature, higher in the second and fourth quarters of our fiscal year ended March 31, than in the first and third quarters, partly as a result of the seasonal purchases of governmental agencies in Japan.

     SUPPLIES

     For its systems integration services NEC Solutions utilizes and offers various software and hardware products developed or manufactured internally as well as procured from third party vendors. Our subsidiaries in Japan provide software development and systems engineering services to us, on a subcontracting basis. We outsource part of our software development to software companies in Japan, and are increasingly outsourcing to overseas subsidiaries and software companies to supplement our resources in Japan. Hardware products of NEC Solutions are mainly manufactured by our subsidiaries in Japan. Some models of computers and some sub-assemblies are manufactured by our subsidiaries outside Japan and by contract manufacturers both in and outside Japan. We procure some computers from vendors on an OEM basis to supplement our product line.

     NEC Networks manufactures the majority of our communications systems and equipment, mainly at our subsidiaries in Japan. Certain models for the overseas markets are manufactured by our overseas subsidiaries. We also use contract manufacturers in and outside of Japan, to supplement our production capacity and enhance our profitability.

     Most of NEC Electron Devices' products are manufactured by our subsidiaries or joint venture manufacturing companies established with our partners in and outside of Japan. Some of our electron devices are procured from silicon foundries and third party vendors.

     The principal raw materials and components used by us are ICs including memories and logic ICs, LCD panels, printed wiring boards, silicon, connectors, and capacitors. Certain raw materials and components such as silicon and memories used in the manufacture of our products are purchased with a view to maximizing the benefits of bulk purchasing and efficient stock control. Electronic data interchange, or EDI, is widely used to negotiate and purchase raw materials and components to make the procurement process efficient. In April 2001, we introduced a new Internet-based purchasing system to lower costs and improve efficiency in our procurement operations. This system permits internal sharing of information concerning, among other things, suppliers, prices, and quality of raw materials or components. It also permits more frequent and speedy communications with suppliers. In addition, we purchase certain raw materials and components from overseas suppliers through our international purchasing offices in the United States, the United Kingdom, and several countries in Asia as well as in Japan, to reduce product costs.

     We purchase raw materials and components from many Japanese and overseas suppliers and we believe that we are not dependent on any single third party supply source for any raw materials or components essential to any significant part of our business. We have not experienced any difficulty in obtaining, on acceptable terms, any raw materials or components which materially affect the operation of our business, and do not presently foresee any such difficulty.

     CUSTOMERS, SALES, AND MARKETING

     We provide our products and services to customers located in Japan and overseas, including the United States, the Asia Pacific region and Europe.

     The following table shows our net sales by market and net sales by market as a percentage of total net sales for each of the three fiscal years ended March 31, 2001.


                                                        FOR THE YEAR ENDED MARCH 31,
                         -------------------------------------------------------------------------------------------
                              1999                             2000                              2001
                         -------------                     -------------                     -------------
                                                (in millions of yen, except percentage data)
NET SALES BY MARKET
  Japan                  JPY 3,312,440        (70%)        JPY 3,489,047        (70%)        JPY 3,954,681     (73%)

  Overseas                   1,446,972        (30%)            1,502,400        (30%)            1,455,055     (27%)
                         -------------                     -------------                     -------------
  Total                  JPY 4,759,412                     JPY 4,991,447                     JPY 5,409,736
                         =============                     =============                     =============


     NEC Solutions. We provide systems integration services directly to our key customers in Japan through each of NEC's industry-focused systems integration divisions, each of which has experience and know-how in their respective sectors, especially in the telecommunications, banking, and government sectors. Our subsidiaries also provide systems integration services to a more diversified group of customers. We provide Internet-related services directly to individual customers as well as to corporate customers. Maintenance services are rendered by our subsidiaries to customers directly or on a subcontracting basis. With respect to hardware, we sell the majority of our PCs through dealers and wholesalers. Mainframe computers, servers, and workstations are sold directly to large enterprises and government agencies by our sales force supported by our engineering staff, as well as to a broader customer base through dealers. The systems and products we sell are in the case of specific installations, supplied to meet individual orders of our customers, or, in the case of standard products, supplied from stock. Our customers include leading companies in manufacturing, distribution, banking, insurance, and other industries, governmental and other public agencies, telecommunications operators, and educational establishments.

     NEC Networks. In Japan, we sell the majority of our communications systems and equipment directly to our customers, with the remainder through dealers and wholesalers. Overseas sales of such products are handled by our subsidiaries directly or through trading companies, depending on whether we are the principal contractor for the project. Sales of larger sized communications systems are generally made in satisfaction of specific orders of our customers. Our customers include Japanese and overseas telecommunications operators, national agencies, and broadcasting companies.

     NEC Electron Devices. Most of the sales in Japan of our electron devices are made to customers through dealers. Overseas sales of these products are effected through our overseas sales subsidiaries. We also make sales to other in-house companies. Users of these products consist of computer manufacturers, communications equipment makers, consumer electronics manufacturers, the automobile industry, and other electronic product manufacturers.

     INTELLECTUAL PROPERTY

     We hold approximately 75,000 patents issued under Japanese and other laws and have a large number of Japanese and foreign patent applications pending. We maintain many licenses to Japanese and foreign patents. In some cases, such licenses are included in technical assistance agreements with licensors which cover a wide range of products and components, including computers, communications products, and semiconductors. In addition, we own and have licenses to use certain copyrights.

     We have granted licenses to, and entered into technical assistance agreements with, various Japanese and foreign companies. In some instances, cross-licenses of their respective patents are entered into between the parties.

     Although we consider our various patents, copyrights, licenses, and technical assistance agreements important to us, we do not believe our business, as a whole, is materially dependent on any particular patent, group of related patents, any copyright or any license or technical assistance agreement.

     COMPETITION

     We compete primarily in the markets for computing and communications applications as well as electron devices. These markets are highly competitive. We expect competition in the markets we serve to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter these markets. Increased competition may result in price reductions, reduced profitability and loss of market share. We cannot assure you that we will be able to compete successfully against existing or future competitors. Some of our customers and companies with which we have strategic relationships also are, or may be in the future, competitors of ours.

     The size and number of our competitors vary across our product and service segments, as do the resources allocated by our competitors to the markets we target. Our competitors may have greater financial, personnel, and other resources than we have in a particular market or overall. Competitors with greater financial resources may be able to offer lower prices, additional products or services or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. They may also adopt more aggressive pricing policies and make more attractive offers to potential customers, employees, and strategic partners. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

     Further, some of our competitors are currently selling commercial quantities of products that we have not begun to market. By being able to offer these products in commercial quantities before we do, our competitors may establish significant market share and positioning that we may be unable to overcome once we begin marketing that product.

     Our management believes that we will be able to maintain and enhance our position in a world market characterized by increasing demands and applications for Internet-related products and services due to the following strengths:

     - Our experience, expertise, and technical capabilities as a leading provider of systems, components, services, and integrated solutions for computing and communications applications, dedicated to meeting our customers' needs, and

     - Our technological achievements and market position, as reinforced by our continuing R&D programs and other marketing efforts.

     REGULATIONS

     Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. In addition, we are subject to the Telecommunications Business Law of Japan mainly related to our BIGLOBE services, and maintain a license for construction work in Japan, such as for cable construction.


C.   ORGANIZATIONAL STRUCTURE

     NEC and its subsidiaries and affiliates form a group of which NEC is the parent company. As of March 31, 2001, we had 164 consolidated subsidiaries and 16 affiliated companies accounted for by the equity method.

     The following table gives details of our significant subsidiaries (all of which are consolidated), as of March 31, 2001:

                                                                                         PERCENTAGE OF VOTING
                                                                                        SECURITIES DIRECTLY OR
NAME OF SUBSIDIARY                                         COUNTRY OF INCORPORATION    INDIRECTLY OWNED BY NEC
------------------                                         ------------------------    -----------------------
NEC Personal Systems, Ltd.                                           Japan                        100.00%
NEC Yonezawa, Ltd.                                                   Japan                        100.00
NEC Saitama, Ltd.                                                    Japan                        100.00
NEC System Integration & Construction, Ltd.(1)                       Japan                         49.95
NEC Gunma, Ltd.                                                      Japan                        100.00
NEC Fielding, Ltd.                                                   Japan                        100.00
NEC Shizuoka, Ltd.                                                   Japan                        100.00
NEC Kyushu, Ltd.                                                     Japan                        100.00
NEC Kansai, Ltd.                                                     Japan                        100.00
NEC Tohoku, Ltd.                                                     Japan                        100.00
NEC Mobile Communications, Ltd.(2)                                   Japan                         97.70
NEC Logistics, Ltd.                                                  Japan                        100.00
Japan Aviation Electronics Industry, Ltd.(1)                         Japan                         50.90
NEC Soft, Ltd.(1)                                                    Japan                         67.40
Nippon Avionics Co., Ltd.(1)                                         Japan                         50.40
NEC Machinery Corporation(3)                                         Japan                         54.00
NEC Computers International B.V.                                The Netherlands                    95.56
NEC Electronics Inc.                                                U.S.A.                        100.00
NEC Technologies Hong Kong Limited                                   China                        100.00
NEC America, Inc.                                                   U.S.A.                        100.00
NEC Taiwan Ltd.                                                     Taiwan                        100.00
NEC Electronics (Europe) GmbH                                       Germany                       100.00

------------
(1)  Listed on the Tokyo Stock Exchange.

(2) NEC Mobile Communications, Ltd. changed its company name to NEC Mobiling, Ltd. on July 1, 2001.

(3)  Listed on the Osaka Securities Exchange.

D.   PROPERTY, PLANTS, AND EQUIPMENT

     We have 58 manufacturing plants in Japan and 26 in 13 other countries (Argentina, Australia, Brazil, China, France, Ireland, Malaysia, Mexico, the Philippines, Singapore, Thailand, the United Kingdom, and the United States). Our principal plants are located in Japan. The approximate land space and floor space of these plants as of March 31, 2001 were as follows:

LOCATION                            DESCRIPTION           PRINCIPAL PRODUCTS          LAND SPACE             FLOOR SPACE
--------                         ------------------    ------------------------     ---------------        ----------------
                                                                                    (in thousand of        (in thousands of
                                                                                    square meters)         square meters)
Kawasaki, Kanagawa               Tamagawa Plant        Communications                    216                     243
                                                       equipment;
                                                       semiconductors
Fuchu, Tokyo                     Fuchu Plant           Computers and                     220                     222
                                                       industrial electronic
                                                       systems; communications
                                                       equipment
Sagamihara, Kanagawa             Sagamahara Plant      Semiconductors;                   197                     183
                                                       electronic components
Otsu, Shiga                      NEC Kansai, Ltd.      Semiconductors                    115                     134
Abiko, Chiba                     Abiko Plant           Communications equipment          302                     127
Kumamoto, Kumamoto               NEC Kyushu, Ltd.      Semiconductors                    128                     120
Yokohama, Kanagawa               Yokohama Plant        Communications equipment          136                     118
Ichinoseki, Iwate                NEC Tohoku, Ltd.      Communications equipment           74                      65
Tsuruoka, Yamagata               NEC Yamagata, Ltd.    Semiconductors                     80                      50
Ota, Gunma                       NEC Gunma, Ltd.       PCs                               102                      36
Yonezawa, Yamagata               NEC Yonezawa, Ltd.    PCs                                59                      31
Kodama, Saitama                  NEC Saitama, Ltd.     Communications equipment           39                      28

     We generally consider the production capacity of the plants adequate and sufficient for our requirements. We are experiencing underutilization in some of our semiconductor manufacturing plants due to the recent downturn in demand, especially for commodity products.

     We own most of the land and floor space for our manufacturing activities. Certain properties are subject to mortgages or encumbrances in order to secure outstanding indebtedness. We lease our corporate headquarters in Tokyo and the floor space for a substantial portion of the other sales and administrative offices throughout the world.

     In addition to the above, our corporate R&D facilities, most of which we own, occupy 87 thousand square meters of floor space.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis should be read in conjunction with "Item 3A. Selected Financial Data" and our consolidated financial statements and notes to those financial statements included elsewhere in this document.


A.   OPERATING RESULTS

     We are a leading provider of systems, components, services, and integrated solutions for computing and communications applications. We focus particularly on providing hardware, software, and services as well as computing, communications, and device solutions to meet complex customer requirements reliably. Our results of operations are thus affected by trends in the information technology industry, technological changes such as the proliferation of the Internet, mobile, and broadband technologies, and product cycles resulting from the evolution from one generation of computing, communications, or electron device technologies to the next.

     Our business is divided into three principal segments, which we call NEC Solutions, NEC Networks, and NEC Electron Devices. NEC Solutions provides Internet-related and other computing solutions, including systems integration services, software, and Internet-related services as well as a full range of computers and computer-related systems. NEC Networks provides wireline network infrastructure, mobile and wireless network infrastructure, and mobile terminals, primarily to network service providers. NEC Electron Devices designs and manufactures semiconductors, displays, and other electronic components used in computers, communications products, digital consumer electronic products, and automobiles. We report the results of some other businesses in an Others segment. The Others segment includes the manufacture and sale of LCD projectors, avionics systems, and semiconductor manufacturing equipment as well as information and network system construction services. Commencing with the fiscal year ending March 31, 2002, as a result of our consolidation of NEC Leasing, Ltd., we also have a separate Leasing segment.

     The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 1999, 2000, and 2001:

                                                               YEAR ENDED MARCH 31,
                                       ---------------------------------------------------------------------
                                          1999               2000               2001                2001(1)
                                       -----------        -----------        -----------           ---------
                                                    (in billions of yen and millions of dollars)
SALES:
  NEC Solutions                        JPY 2,036.7        JPY 2,270.6        JPY 2,228.5           $17,686.3
  NEC Networks                             1,582.2            1,527.7            1,834.4            14,558.4
  NEC Electron Devices                     1,044.9            1,122.8            1,228.9             9,753.1
  Others                                     721.4              723.9              742.4             5,892.3
  Eliminations                              (625.8)            (653.6)            (624.5)           (4,955.7)
                                       -----------        -----------        -----------           ---------
Net sales                                  4,759.4            4,991.4            5,409.7            42,934.4
Cost of sales                              3,520.8            3,664.5            3,981.1            31,596.1
Selling, general and administrative
 expenses                                  1,235.4            1,216.5            1,243.4             9,868.6
SEGMENT PROFIT (LOSS)(2):
  NEC Solutions                               47.3               84.4               84.1               667.1
  NEC Networks                                81.0               57.1               83.1               659.9
  NEC Electron Devices                       (54.5)              49.4               68.3               542.0
  Others                                      (9.4)              (2.7)              20.2               160.7
  Eliminations                                 0.6              (17.6)             (16.9)             (133.7)
                                       -----------        -----------        -----------           ---------
                                              65.0              170.6              238.8             1,896.0
Unallocated corporate
 expenses                                    (61.9)             (60.2)             (53.6)             (426.3)
                                       -----------        -----------        -----------           ---------
Aggregate segment profit                       3.1              110.4              185.2             1,469.7
Income (loss) before income taxes           (224.7)              30.2               92.3               732.7
Net income (loss)                           (151.3)              10.4               56.6               449.2

------------
(1) U.S. dollar amounts are translated from yen, for convenience only, at the rate of JPY 126 = $1.00 for the period ending March 31, 2001.

(2) Segment profit means sales less cost of sales and selling, general and administrative expenses allocable to each segment.


RESTRUCTURING

     In the fiscal years ended March 31, 2000 and 2001, we pursued the following restructurings which significantly affected our results of operations:

     Restructuring of Our North American PC Operations. Packard Bell NEC, Inc. reported consistent losses due to its inability to compete effectively in the extremely competitive North American consumer PC market. We took a number of steps, including management changes, in an effort to improve its ability to compete. We ultimately concluded, however, that we were unlikely to attain our operating targets, and we therefore decided to restructure Packard Bell NEC and withdraw from the consumer PC business in North America.

     Restructuring of NEC Home Electronics. Prior to the fiscal year ended
March 31, 2000, NEC Home Electronics, Ltd. had been staging a gradual withdrawal from the business area of consumer electronics appliances. The company shifted its emphasis to information technology-related products such as display monitors, CD-ROM drives, and LCD projectors. These markets became increasingly competitive due in large part to the entry of manufacturers based in Taiwan and Korea. In response, we transferred various businesses of NEC Home Electronics, including (1) the display monitor operations to a joint venture with Mitsubishi Electric Corporation, (2) the lighting and other products business to our newly established subsidiary, (3) the image interface products business, which includes the manufacture of products such as LCD projectors to our newly established subsidiary, and (4) the optical media products business, such as CD-ROM drives, to NEC.

     Restructuring of Semiconductor Operations. In addition, in the fiscal year ending March 31, 2002, we announced several significant restructuring plans relating to NEC Electron Devices' semiconductor business, including (1) the reduction of production capacity and employee headcount at overseas plants, (2) the gradual closing down of 6-inch fabrication lines in Japan, particularly in plants that have both 8-inch and 6-inch lines, (3) the reorganization and consolidation of some semiconductor assembling companies and plants, and (4) the transfer of our DRAM business to Elpida Memory and planned withdrawal from the production of DRAMs around 2004.

     We will continue to monitor and review the implementation of our restructuring plan and may make appropriate adjustments to such plan or provide for additional restructuring efforts. These restructuring actions are expected to result in significant restructuring charges during the fiscal year ending March 31, 2002.


FISCAL YEAR ENDED MARCH 31, 2001 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 2000

     Sales. In the fiscal year ended March 31, 2001, our net sales increased by JPY 418.3 billion, or 8%, to JPY 5,409.7 billion, from the previous fiscal year. This increase was attributable to increases of 20% in sales at NEC Networks and 9% in sales at NEC Electron Devices, which were partly offset by a 2% decline in sales at NEC Solutions.

     Net sales in the fiscal year ended March 31, 2001 denominated in foreign currencies, mainly U.S. dollars, were JPY 1,374.5 billion, a decline of 2% from the prior fiscal year. This decline was primarily due to the discontinuance of our consumer PC business in North America. As a consequence of these factors, sales denominated in foreign currencies accounted for 25% of net sales. The effect of fluctuations in foreign currency exchange rates on our net sales was insignificant, as a result of our efforts to reduce risks from such fluctuations, such as using forward exchange contracts and balancing our procurement and outsourced assembly operations to foreign countries.

     See also "-- Results of Operations by Operating Segment Comparing Fiscal Years Ended March 31, 2001 and 2000."

     Interest, Gain on Securities Sold, Dividends, and Other (Other Income). Other income in the fiscal year ended March 31, 2001 was JPY 140.1 billion, a decrease of JPY 78.3 billion from JPY 218.4 billion in the previous fiscal year. In the fiscal year ended March 31, 2000, we recognized a JPY 112.4 billion gain on the sale of securities and a JPY 45.3 billion gain on the sale of property, plant, and equipment, including the sale and leaseback of our head office building. In the fiscal year ended March 31, 2001, we recorded a JPY 57.9 billion gain on the sale of investments in securities, as well as a JPY 34.3 billion gain on the sale of property, plant, and equipment, including some of our overseas production facilities.

     Gains Due to Stock Offerings by Subsidiaries. During the fiscal year ended March 31, 2001, NEC Soft, Ltd. and NEC Machinery Corporation completed their initial public offerings. We recorded JPY 41.3 billion in gains related to the stock offerings by these subsidiaries. Of the total gain, JPY 26.0 billion was realized as a result of the sale of shares we held in these subsidiaries as part of their initial public offering and JPY 15.3 billion was recorded as increased equity in the net assets of these subsidiaries because the price per share received in the public offering was in excess of the previous book value per share. No similar gains were recorded in the prior fiscal year.

     Cost of Sales. Cost of sales in the fiscal year ended March 31, 2001 was JPY 3,981.1 billion, an increase of JPY 316.6 billion, or 9%, over the prior fiscal year, corresponding to our increase in net sales. As a percentage of net sales, cost of sales in the fiscal year ended March 31, 2001 was 73.6%, remaining largely unchanged from the prior fiscal year despite the drop in market prices for memory devices and PCs in the second half of the fiscal year ended March 31, 2001. This was mainly attributable to our efforts to promote supply chain management and efforts to reduce fixed costs.

     Selling, General, and Administrative Expenses. Selling, general, and administrative expenses in the fiscal year ended March 31, 2001 increased JPY
26.9 billion over the prior fiscal year to JPY 1,243.4 billion, partly reflecting variable costs associated with the higher level of net sales in the later fiscal year and an increase in R&D expenses. As a percentage of net sales, selling, general, and administrative expenses decreased from 24.4% in the fiscal year ended March 31, 2000 to 23.0% in the fiscal year ended March 31, 2001 owing primarily to greater selectivity in R&D investment and the results of our efforts to reduce costs.

     R&D expenses in the fiscal year ended March 31, 2001 were JPY 345.0 billion, an increase of 9% compared with the prior fiscal year, and represented 6.4% of net sales. We focused our R&D efforts during the fiscal year ended March 31, 2001 on the development of next-generation technologies such as 3G mobile communications systems, as well as the development of optical network and Internet-related products.

     Other Expenses. Other expenses in the fiscal year ended March 31, 2001 fell by JPY 18.1 billion to JPY 210.4 billion compared with the prior fiscal year. This decrease reflected a JPY 24.9 billion reduction in net foreign exchange loss and an JPY 11.8 billion decrease in restructuring and other unusual charges, from the fiscal year ended March 31, 2000 partially offset by an JPY
18.4 billion increase in miscellaneous other expenses. In the fiscal year ended March 31, 2001, we incurred restructuring and other unusual charges of JPY 136.2 billion, including restructuring charges for the disposition of assets and the liquidation of NEC Home Electronics and restructuring of other subsidiaries and impairment losses due to other than temporary decline in marketable securities. These restructuring and other unusual charges, while substantial, represented an 8% decline from the prior fiscal year in which we recorded restructuring and other unusual charges of JPY 148.0 billion, including restructuring charges related to NEC Home Electronics and Packard Bell NEC, and refunds to the Defense Agency and the Defense Facilities Administration Agency of Japan.

     Income Before Income Taxes. Income before income taxes in the fiscal year ended March 31, 2001 was JPY 92.3 billion, a JPY 62.1 billion, or 206%, increase over the previous fiscal year. This reflected a 42% improvement in aggregate segment profit in Japan resulting from strong sales growth in Japan, gains on the sale of overseas production facilities and gains due to stock offerings by subsidiaries. Our strong operating results in Japan at the segment profit level in the fiscal year ended March 31, 2001 were offset to a significant extent, however, by restructuring charges associated with NEC Home Electronics and impairment losses on marketable securities. The increase also reflected an improvement in the results of our foreign subsidiaries. In the fiscal year ended March 31, 2000, our foreign subsidiaries suffered aggregate losses before income taxes of JPY 90.0 billion, including restructuring charges associated with Packard Bell NEC, while they recorded income before income taxes in the fiscal year ended March 31, 2001, in part due to our termination of Packard Bell NEC's North American operations in the prior fiscal year.

     Equity in Earnings of Affiliated Companies. Equity in earnings of affiliated companies increased by 93.7%, to JPY 21.9 billion in the fiscal year ended March 31, 2001, reflecting increases in sales and operating revenue, gross profit, and net income of affiliated companies accounted for by the equity method, as compared with the prior fiscal year.

     Provision for Income Tax. At March 31, 2001, we had deferred tax assets of JPY 302.6 billion after valuation allowance of JPY 36.7 billion and deferred tax liabilities of JPY 113.9 billion. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include tax credits, utilization of operating loss carryforwards and the non-deductibility of certain expenses. The total valuation allowance decreased by JPY 7.2 billion in the fiscal year ended March 31, 2001. See Note 9 to the consolidated financial statements for a more detailed explanation.

     Consolidated tax returns are not permitted under Japanese tax rules. Accordingly, in Japan a subsidiary's losses cannot be offset against NEC's income or that of NEC's other subsidiaries. Japanese income tax regulations permit the carryforward of tax losses in a Japanese entity as an offset against its taxable income during the subsequent five years. Operating loss carryforwards expire at the end of the five-year period. The valuation allowance of JPY 36.7 billion at March 31, 2001 was comprised of (1) JPY 19.4 billion for deferred tax assets recognized for operating loss carryforwards of certain consolidated subsidiaries and (2) JPY 17.3 billion mainly for deferred tax assets related to the tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2001, our operating loss carryforwards amounting to JPY 270.3 billion consisted of (1) JPY 101.9 billion related to foreign subsidiaries for which deferred tax assets and valuation allowance were recorded, amounting to JPY 33.1 billion and JPY 6.8 billion, respectively, and (2) JPY 168.4 billion related to domestic companies for which deferred tax assets and valuation allowance were recorded, amounting to JPY 70.5 billion and JPY 12.6 billion, respectively. In determining the amount of valuation allowance, we consider all available evidence, including those subsidiaries' respective financial condition and results of operations, future losses or income (to the extent that they can be reasonably projected), projected future reversals of taxable temporary differences and our ability to realize tax benefits at the parent company level from subsidiary losses through tax planning strategies. In particular, we believe that those subsidiaries that have incurred losses and operating loss carryforwards will, in general, gradually improve their financial results in subsequent fiscal years, although such improvement will occur at a different pace at each subsidiary and in general cannot be predicted with enough certainty to avoid recording a valuation allowance.

     Net Income. Net income for the fiscal year ended March 31, 2001 was JPY
56.6 billion, a JPY 46.2 billion increase over the prior fiscal year. This increase resulted from the increase in income before income taxes described above and the increase in equity in earnings of affiliated companies. The net income to net sales ratio was 1.0% and return on equity was 6.0%.

     Comprehensive Income (Loss). In the fiscal year ended March 31, 2001, we recorded a comprehensive loss of JPY 70.0 billion, as the result of recording a negative minimum pension liability adjustment of approximately JPY 84.9 billion and unrealized losses on marketable securities of approximately JPY 60.9 billion, offset to some extent by positive foreign currency translation adjustments. The negative minimum pension liability adjustment resulted from a reduction, from 4.0% to 3.5%, in the discount rate that we use in estimating benefit obligations and a decline in the value of the securities comprising plan assets, primarily as a consequence of the overall decline in the Japanese stock market during the fiscal year ended March 31, 2001. Our unrealized losses on marketable securities in the fiscal year ended March 31, 2001 similarly resulted from the Japanese stock market decline. The Nikkei-225 Stock Average, which is generally considered the leading indicator of Japanese stock market performance, began the fiscal year at JPY 20,337, and closed the fiscal year at JPY 12,999, a 36% decline.

     Our other comprehensive losses in the fiscal year ended March 31, 2001 represented a substantial decline from the prior fiscal year, in which we recorded JPY 41.5 billion in unrealized gains on marketable securities and a positive minimum pension liability adjustment of JPY 28.2 billion, which were partially offset by negative foreign currency adjustments of JPY 24.3 billion.


RESULTS OF OPERATIONS BY OPERATING SEGMENT COMPARING FISCAL YEARS ENDED MARCH 31, 2001 AND 2000

NEC SOLUTIONS

     Sales. NEC Solutions' sales were JPY 2,228.5 billion in the fiscal year ended March 31, 2001, a decrease of 2% from the prior fiscal year. Sales of systems integration services increased due to strong demand from large corporate and government customers and an increase in e-business projects. Sales also increased in our BIGLOBE business, due to growing use of the Internet. In hardware, sales of servers and workstations declined due to weak investment in information technology by small and medium-sized companies as well as a decrease in sales of mainframe computers. Although our sales to corporate customers grew in Japan, our overall PC sales decreased due to slowdown in demand for PCs in the worldwide market and our withdrawal from the consumer PC business in North America.

     Segment Profit. Segment profit at NEC Solutions for the fiscal year ended March 31, 2001 was JPY 84.1 billion, largely unchanged from the prior fiscal year. The profitability of our hardware business suffered from the rapid drop in PC prices in the second half of the fiscal year ended March 31, 2001, and declining sales of and profit margins on mainframe computers. The profitability of our systems integration services business, however, improved substantially as the overall efficiency of our systems integration services business improved. As a result, the segment profit to sales ratio of NEC Solutions remained 3.8%, approximately the same level as the previous year.


NEC NETWORKS

     Sales. NEC Networks' sales in the fiscal year ended March 31, 2001 increased by 20% to JPY 1,834.4 billion from the prior fiscal year. In the Japanese market, sales increased due to strong growth in sales of i-mode mobile handsets for NTT DoCoMo and investment in network buildouts by network service providers. Overseas sales also increased. Although sales of high-capacity optical fiber transmission systems fell in the North American market as a result of scaled-down investment in network infrastructure by network service providers, sales grew in Asia and Oceania, particularly for submarine cable systems. In Latin America, NEC Networks also posted strong sales growth owing to vigorous capital investments in communications infrastructure such as central office switching systems.

     Segment Profit. Segment profit for the fiscal year ended March 31, 2001 was JPY 83.1 billion, a 46% increase over the prior fiscal year, improving from 3.7% of net sales in the fiscal year ended March 31, 2000 to 4.5% of NEC Networks' net sales in the fiscal year ended March 31, 2001. This was attributable to a substantial increase in sales of mobile handsets for NTT DoCoMo's i-mode service and of network infrastructure systems in the Japanese market, which more than offset the increase in expenses for the development of equipment for next-generation communications infrastructure.


NEC ELECTRON DEVICES

     Sales. Sales of NEC Electron Devices for the fiscal year ended March 31, 2001 rose by 9% to JPY 1,228.9 billion, supported by strong demand for PCs, mobile handsets, and digital consumer electronic products continued from the previous year. Sales of color LCDs declined due to weak market conditions, but increased sales of almost all product categories of semiconductors, including memory devices, LCD driver ICs and opto-devices, and system LSIs, as well as electronic components in the first half of the fiscal year ended March 31, 2001 contributed to the growth.

     Segment Profit. Segment profit for the fiscal year ended March 31, 2001 rose by 38% to JPY 68.3 billion, improving from 4.4% of net sales in the fiscal year ended March 31, 2000 to 5.6% of net sales in the fiscal year ended March 31, 2001. This reflected improved sales of LCD driver ICs, opto-devices, and system LSIs, and the increase in memory prices in the first half of the fiscal year ended March 31, 2001. These increases more than offset a decline in the profitability of our display business, which incurred a loss of JPY 13 billion in the fiscal year ended March 31, 2001.


OTHERS

     Sales. Sales in this segment are generated by products such as LCD projectors, avionics systems, and semiconductor manufacturing equipment as well as information and network system construction services. Sales in our Others segment in the fiscal year ended March 31, 2001 were JPY 742.4 billion, largely unchanged from the previous fiscal year.

     Segment Profit. Segment profit in the fiscal year ended March 31, 2001 improved to JPY 20.2 billion from the prior fiscal year's segment loss of JPY
2.7 billion due to the achievement of profitability in semiconductor manufacturing equipment business and enhanced profitability in the businesses of avionics systems as well as information and network system construction services.


FISCAL YEAR ENDED MARCH 31, 2000 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 1999

     Sales. In the fiscal year ended March 31, 2000, our consolidated net sales increased by 5% to JPY 4,991.4 billion. This reflected an 11% increase in sales at NEC Solutions and a 7% increase at NEC Electron Devices, which more than offset a decline in sales at NEC Networks. Increases in sales of servers, workstations, and PCs as well as sales of semiconductors for use in PCs, mobile phones, and digital consumer electronic products were important contributors to the overall sales increase.

     Sales denominated in foreign currencies, mainly U.S. dollars, accounted for 28% of net sales in the fiscal year ended March 31, 2000, which is approximately the same level as the previous year. The effect of fluctuations of foreign currency exchange rates on our net sales was insignificant.

     See also "-- Results of Operations by Operating Segment Comparing Fiscal Years Ended March 31, 2000 and 1999."

     Interest, Gain on Securities Sold, Dividends, and Other (Other Income). Other income in the fiscal year ended March 31, 2000 increased by JPY 162.1 billion, or 287% to JPY 218.4 billion, compared with the JPY 56.4 billion of other income in the previous fiscal year. This improvement was mainly attributable to a JPY 112.4 billion gain on the sale of securities and a JPY
45.3 billion gain on the sale of property, plant, and equipment, including the sale and leaseback of our head office building and some semiconductor manufacturing equipment.

     Cost of Sales. Cost of sales in the fiscal year ended March 31, 2000 was JPY 3,664.5 billion, a JPY 143.7 billion increase over the prior fiscal year. As a proportion of net sales, cost of sales decreased from 74.0% to 73.4%. A variety of factors was responsible for this improvement, including reductions in fixed costs, the benefits of more efficient supply chain management and higher sales prices for memory products.

     Selling, General, and Administrative Expenses. Selling, general, and administrative expenses in the fiscal year ended March 31, 2000 fell by JPY 18.9 billion, or 2%, from the prior fiscal year to JPY 1,216.5 billion. As a percentage of net sales, selling, general, and administrative expenses decreased from 26.0% in the fiscal year ended March 31, 1999 to 24.4% in the fiscal year ended March 31, 2000. This improvement was chiefly attributable to a reduction in R&D expenses and reductions in sales expenses.

     R&D expenses decreased by 9% to JPY 315.2 billion in the fiscal year ended March 31, 2000, representing 6.3% of net sales, mainly as a result of greater selectivity in R&D programs. Particular emphasis was placed on developing innovative technology that will be the basis of businesses in Internet-related fields.

     Other Expenses. Other expenses rose by JPY 11.4 billion to JPY 228.5 billion in the fiscal year ended March 31, 2000, compared with the prior fiscal year. This rise primarily reflects an increase in restructuring charges relating to NEC Home Electronics and Packard Bell NEC, the payment of refunds to the Defense Agency and the Defense Facilities Administration Agency of Japan, and an increase in losses incurred on the sale or disposal of property, plant, and equipment.

     Income Before Income Taxes. In the fiscal year ended March 31, 2000, we posted income before income taxes of JPY 30.2 billion, an improvement of JPY
254.9 billion over the previous fiscal year's loss before income taxes of JPY
224.7 billion. We recorded substantial restructuring charges, which were offset by significant improvements in segment profit for NEC Solutions and NEC Electron Devices, as well as substantial gains on the sales of securities and the sale and leaseback of our head office building.

     Equity in Earnings (Losses) of Affiliated Companies. In the fiscal year ended March 31, 2000, our equity in earnings of affiliated companies of JPY 11.3 billion resulted from improvements in the performance of equity-method affiliates. This represented an increase of JPY 16.4 billion over the previous year's loss, which loss was mainly due to a revaluation loss at an equity-method affiliate in Brazil resulting from Brazil's currency devaluation.

     Provision for Income Tax. At March 31, 2000, we had deferred tax assets of JPY 201.8 billion after valuation allowance of JPY 43.9 billion and deferred tax liabilities of JPY 164.4 million. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include tax credits, utilization of operating loss carryforwards, and the non-deductibility of certain expenses. The total valuation allowance decreased by JPY 31.3 million in the fiscal year ended March 31, 2000. See Note 9 to the consolidated financial statements for a more detailed explanation.

     In Japan, consolidated tax returns are not permitted under Japanese tax rules. Accordingly, in Japan, a subsidiary's losses cannot be offset against NEC's income or that of NEC's other subsidiaries. Japanese income tax regulations permit the carryforward of tax losses in a Japanese entity as an offset against its taxable income during the subsequent five years. Operating loss carryforwards will expire at the end of such five-year period. The valuation allowance of JPY 43.9 billion at March 31, 2000 was comprised of (1) JPY 37.4 billion for deferred tax assets recognized for operating loss carryforwards of certain consolidated subsidiaries and (2) JPY 6.5 billion mainly for deferred tax assets related to the tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2000, our operating loss carryforwards amounting to JPY 382.6 billion consisted of (1)
JPY 93.5 billion related to foreign subsidiaries for which deferred tax assets and valuation allowance were recorded, amounting to JPY 33.2 billion and JPY
15.5 billion, respectively and (2) JPY 289.1 billion related to domestic companies for which deferred tax assets and valuation allowance were recorded, amounting to JPY 121.2 billion and JPY 21.9 billion, respectively. In determining the amount of valuation allowance, we consider all available evidence, including such subsidiaries' respective financial condition and results of operations, future losses or income (to the extent that they can be reasonably projected), projected future reversals of taxable temporary differences and our ability to realize tax benefits at the parent company level from subsidiary losses through tax planning strategies. In particular, we believe that those subsidiaries that have incurred losses and operating loss carryforwards will, in general, gradually improve their financial results in subsequent fiscal years, although such improvement will occur at a different pace at each subsidiary and in general cannot be predicted with enough certainty to avoid recording a valuation allowance.

     Net Income (Loss). Net income for the fiscal year ended March 31, 2000 was JPY 10.4 billion, compared with a net loss of JPY 151.3 billion in the fiscal year ended March 31, 1999. The ratio of net income to net sales for the fiscal year ended March 31, 2000 was 0.2% and the return on equity was 1.1%.

     Comprehensive Income (Loss). Comprehensive income for the fiscal year ended March 31, 2000 was JPY 55.8 billion, buoyed by other comprehensive income of JPY
45.4 billion, a JPY 139.8 billion increase in other comprehensive income (loss) over the prior fiscal year. Our other comprehensive income in the fiscal year ended March 31, 2000 was the result of unrealized gains on marketable securities of JPY 41.5 billion and a positive minimum pension liability adjustment of JPY
28.2 billion, both principally due to the upward movement in the Japanese equity security markets. The Nikkei-225 Stock Average increased by approximately 28% during the course of the fiscal year, opening the year at JPY 15,836 and closing on March 31, 2000 at JPY 20,337. These gains were partly offset by negative foreign currency translation adjustments of JPY 24.3 billion.

     In the fiscal year ended March 31, 1999, we had other comprehensive loss of JPY 94.4 billion, resulting primarily from a negative minimum pension liability adjustment of JPY 55.8 billion and unrealized losses on marketable securities of JPY 24.1 billion. These negative adjustments, as well as negative foreign currency translation adjustments, combined to adjust our net loss for the fiscal year to a comprehensive loss of JPY 245.6 billion.

RESULTS OF OPERATIONS BY OPERATING SEGMENT COMPARING FISCAL YEARS ENDED MARCH 31, 2000 AND 1999

NEC SOLUTIONS

     Sales. Sales by NEC Solutions for the fiscal year ended March 31, 2000 rose by 11% over the prior fiscal year, to JPY 2,270.6 billion. Continuing weakness in the Japanese economy and the anticipated year 2000 problem postponed corporate investments in information technologies and related fields, which resulted in software and services achieving only a slight rise in sales. In hardware, sales of mainframes were sluggish, but sales of servers and workstations showed a solid performance. Sales of PCs in Japan grew steadily, supported by the growing use of the Internet. The sales increase was also due to the first full-year contributions of Packard Bell NEC, which was consolidated in the second half of the fiscal year ended March 31, 1999, and NEC Computer Storage Philippines, Inc., which was consolidated in the first half of the fiscal year ended March 31, 2000.

     Segment Profit. Segment profit at NEC Solutions for the fiscal year ended March 31, 2000 posted a 78% rise, to JPY 84.4 billion, over the prior fiscal year. Profitability improved in nearly all categories from software and services to hardware. As a result, the segment profit to sales ratio increased from 2.3% to 3.7%. In software and services, rising productivity in systems integration services and greater selectivity in software development contributed to an improvement in profitability. In hardware, hard-disk drives suffered a decline in profitability due to a steep drop in prices. Our segment profit from PC operations increased significantly due to the closing down of our unprofitable consumer PC operations in North America, improvements in supply chain management efficiency and cost containment initiatives in Japan. The shutdown of our consumer PC operations in North America results in substantial restructuring charges, which are not included in the calculation of segment profit.


NEC NETWORKS

     Sales. In the fiscal year ended March 31, 2000, sales at NEC Networks decreased by 3%, compared with the prior fiscal year, to JPY 1,527.8 billion. Japan's capital investments in mobile communications infrastructure remained healthy, but investments in conventional wireline network equipment declined and investments in next-generation network equipment did not solidify. This environment brought down sales in communications infrastructure equipment. Overseas, sales of fiberoptic network equipment played a central role in delivering sound results in the United States. However, lower levels of capital investment in the communications industry in Asia and Brazil reduced our total overseas sales. Sales of our mobile phones were exceptionally strong, led by sales of handsets compatible with NTT DoCoMo's i-mode system in Japan and also aided by sales of global system for mobile communications, or GSM, phones in Europe.

     Segment Profit. Segment profit for the fiscal year ended March 31, 2000 fell by 30% from the prior fiscal year, to JPY 57.1 billion, and the segment profit to sales ratio dropped from 5.1% to 3.7%. These unfavorable results were due to a slump in demand for communications infrastructure equipment in Japan, Asia, and Brazil and a concomitant decline in profitability. Solid growth in sales of mobile phones partly offset these declines.


NEC ELECTRON DEVICES

     Sales. Supported by demand for PCs, mobile phones, and digital consumer electronic products, sales in the fiscal year ended March 31, 2000 increased by 7%, to JPY 1,122.8 billion, from their level in the prior fiscal year. One reason for this increase was increasing sales of LCD driver ICs and high-frequency devices for use in mobile phones. We also sold more LCDs used in PCs, tantalum capacitors for use in PCs and mobile phones, and prismatic rechargeable lithium-ion batteries. Memory sales increased slightly due to the rebound in prices in the second half of the fiscal year ended March 31, 2000.

     Segment Profit. Segment profit in the fiscal year ended March 31, 2000 was JPY 49.4 billion compared with the previous fiscal year's segment loss of JPY
54.5 billion. This was the result of growth in sales of LCD driver ICs, high-frequency devices, color LCDs, and electronic components, in addition to the impact of rising memory prices from the unprofitable levels that prevailed in the prior fiscal year.


OTHERS

     Sales. Sales in this segment are generated by products such as display monitors, LCD projectors, electronic measuring and testing instruments, and electronic appliances for the home as well as construction services of information and network systems. Sales amounted to JPY 723.9 billion in the fiscal year ended March 31, 2000, a slight increase over the prior fiscal year.

     Segment Profit (Loss). The segment loss in this segment decreased by JPY
6.7 billion over the previous fiscal year to JPY 2.7 billion due to the improving profitability of display monitors and semiconductor manufacturing equipment businesses.


B.   LIQUIDITY AND CAPITAL RESOURCES

     FINANCIAL AND LIQUIDITY MANAGEMENT

     In 1999, we announced a financial restructuring program aimed at reducing interest-bearing debt by JPY 600 billion over the three-year period from the end of March 1999 to March 2002. During the fiscal year ended March 31, 2001, we allocated JPY 249.0 billion in free cash flows generated by increased earnings and by better use of working capital to the repayment of loans from banks and the redemption of corporate debentures. Accordingly, interest-bearing debt was reduced by JPY 272.9 billion during the fiscal year ended March 31, 2001, on top of a reduction of JPY 418.4 billion in the prior fiscal year. We thus achieved the program's goal one year ahead of schedule. As of March 31, 2001, our interest-bearing debt was JPY 1,684.3 billion, of which JPY 231.3 billion was short-term borrowings, JPY 231.7 billion was the current portion of long-term debt and JPY 1,221.3 billion was long-term debt. Our debt-to-equity ratio improved from 2.00 as of March 31, 2000 to 1.84 at March 31, 2001. At June 30, 2001 the level of our interest bearing debt rose to JPY 2,338.0 billion, as a result of the addition of JPY 586.0 billion in consolidated indebtedness as of that date due to the consolidation of NEC Leasing, Ltd. as of April 1, 2001. This increase caused our debt-to-equity ratio to increase to 2.55 at June 30, 2001. Excluding the effects of consolidating NEC Leasing, our debt-to-equity ratio was 1.91.

     In financing operations, we are pursuing a policy of increasing emphasis on procuring long-term funds and using capital market instruments. Under this policy, we issued JPY 100 billion of zero-coupon unsecured yen convertible bonds in August 2000. Long-term debt accounted for 73% of total indebtedness as of March 31, 2001, compared with 68% one year earlier. Of our long-term debt as of March 31, 2001, JPY 1,338.7 billion, including the current portion of long-term debt, was at fixed interest rates with a weighted average fixed rate of 2.2% and with maturities ranging from April 2001 through March 2029. The remaining balance of our long-term debt, which was at floating interest rates, was primarily borrowed from banks and insurance companies. The increasing use of capital market instruments raised the share of bonds and other debt securities from 64% of total financing at March 31, 2001, compared with 55% one year earlier.

     We maintain sufficient financial programs for our short- and long-term cash requirements. Regarding long-term financing, our U.S. financial subsidiary set up a $500 million medium-term notes, or MTN, program, and we and our U.K. financial subsidiary also together established a $2 billion MTN program. With regard to short-term financing, we rely primarily on commercial paper in Japan to preserve our flexibility. We have a JPY 500.0 billion commercial paper program, and the maximum month-end balance during the fiscal year ended March 31, 2001 was JPY 260 billion. Our U.S. financial subsidiary also has a $500 million commercial paper program.

     A significant portion of our long-term debt financing has been in the form of debt instruments convertible into our common stock. The following table summarizes the terms of NEC's outstanding convertible debt instruments at March 31, 2001.

ISSUE                                           PRINCIPAL AMOUNT          CONVERSION PRICE
-----                                         --------------------        ----------------
                                              (in millions of yen)
1.9% convertible debentures due 2004              JPY 118,508               JPY 1,962.90
1.0% convertible debentures due 2011                   97,906                   1,375.00
1.8% convertible debentures due 2002                   95,011                   2,066.80
Zero coupon convertible bonds due 2007                100,000                   3,207.00

     Our policy is to maintain a level of cash and cash equivalents, including committed credit facilities with financial institutions, equivalent to approximately one month of net sales. Time deposits and other investments included in cash and cash equivalents are limited to highly liquid instruments with the protection of principal. As of March 31, 2001, we had unused lines of credit for short-term financing aggregating JPY 212.8 billion and committed credit facilities established with financial institutions in Japan and overseas in an aggregate amount of JPY 250.0 billion, all of which remained undrawn and available. Cash and cash equivalents amounted to JPY 386.8 billion at March 31, 2001 and JPY 248.6 billion at June 30, 2001. We believe our cash and cash equivalents, existing and committed credit facilities, our financing programs and cash flow from operations are sufficient to satisfy our capital requirements.

     ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

     Total assets at March 31, 2001 were JPY 4,823.6 billion, an increase of JPY 214.7 billion compared to March 31, 2000. This was principally due to an increase in receivables, resulting from higher sales, and a rise in inventories associated with large-scale projects slated for shipment in the fiscal year ending March 31, 2002. The total asset turnover ratio improved from 1.03 for the fiscal year ended March 31, 2000 to 1.15 in the fiscal year ended March 31, 2001, despite an increase in total assets, owing to our more efficient use of capital, including improvements in the timing of collection of amounts due, and improved supply chain management.

     Current assets at March 31, 2001 were JPY 2,465.8 billion, an increase of JPY 312.2 billion compared with March 31, 2000. Cash and cash equivalents increased JPY 12.9 billion to JPY 386.8 billion from March 31, 2000. Notes and accounts receivable, net of allowances for doubtful amounts increased JPY 176.0 billion from March 31, 2000 to JPY 1,053.1 billion, mainly reflecting an increase in sales. Inventories rose JPY 80.5 billion from March 31, 2000 to JPY 828.1 billion, reflecting a build-up of W-CDMA infrastructure equipment, which is expected to be shipped in the fiscal year ending March 31, 2002, and inventories associated with large-scale projects to lay submarine optical-fiber cable between Japan and Australia and other areas.

     Investments and long-term receivables fell by JPY 151.2 billion to JPY
733.6 billion. This was mainly a result of a JPY 151.3 billion decline from March 31, 2000 in marketable securities to JPY 335.7 billion as of March 31, 2001, primarily reflecting weak stock prices and the sale of marketable securities to enhance asset efficiency.

     Property, plant, and equipment increased by JPY 13.6 billion from March 31, 2000 to JPY 1,128.8 billion. This was attributable to an increase in strategic capital investments, principally in the semiconductor field, offset somewhat by a decrease due to the sale of some overseas production facilities.

     Other assets totaled JPY 495.4 billion as of March 31, 2001, an increase of JPY 40.0 billion from a year earlier. The rise mainly reflected the recognition of deferred tax assets principally due to an increase in the minimum pension liability adjustment. Deferred tax assets were JPY 178.8 billion as of March 31, 2001, up JPY 50.8 billion from a year earlier.

     Current and long-term liabilities increased JPY 272.5 billion from March 31, 2000 to JPY 3,840.2 billion at March 31, 2001. Interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt and long-term debt, declined JPY 272.9 billion from March 31, 2000 to JPY 1,684.3 billion at March 31, 2001. We issued zero-coupon unsecured yen convertible bonds through a public offering. Meanwhile, the reduction in interest-bearing debt was made possible by an improvement in operating cash flows principally due to higher earnings.

     Accrued pension and severance costs increased by JPY 139.0 billion from March 31, 2000 to JPY 400.3 billion at March 31, 2001. This was due principally to an increased unrecognized actuarial loss resulting from the reduction in the applicable discount rate in determining benefit obligation and the actual loss on plan assets brought about by the weak stock market.

     Shareholders' equity at March 31, 2001 was JPY 915.0 billion, JPY 61.8 billion lower than a year earlier. This was primarily due to a decline of JPY 126.6 billion in accumulated other comprehensive income (loss), despite the increase in net income in the fiscal year ended March 31, 2001. Accumulated other comprehensive income (loss) is the sum of foreign currency translation adjustments, the minimum pension liability adjustment and unrealized gains (losses) on marketable securities. Of these, an increase in the minimum pension liability adjustment and a decrease in unrealized gains (losses) on marketable securities were primarily responsible for the decline in accumulated other comprehensive income (loss). The minimum pension liability adjustment at March 31, 2001 increased by JPY 84.9 billion compared with March 31, 2000 owing to a change in the discount rate used to calculate the benefit obligation and actual loss on plan assets brought about by the weak stock market. Unrealized gains on marketable securities declined by JPY 60.9 billion compared with March 31, 2000 due to the decline in the Japanese stock market. These factors resulted in a shareholders' equity ratio of 19.0%, compared with 21.2% at the previous fiscal year-end.

     For a discussion of our capital expenditures, see the "Capital Expenditures" section under "Item 4.A. History and Development of the Company."

     CASH FLOWS

                                                                                  YEAR ENDED MARCH 31,
                                                              ---------------------------------------------------------
                                                                 1999            2000            2001         2001(1)
                                                              ----------      ----------      ----------   ------------
                                                                        (in billions of yen)               (in millions
                                                                                                            of dollars)
NET CASH PROVIDED BY (USED IN):
  Operating activities                                        JPY  114.8      JPY  458.5      JPY  360.5      $  2,861
  Investing activities                                            (328.6)           90.4          (111.5)         (885)
  Financing activities                                             220.9          (487.5)         (240.0)       (1,905)
Effect of exchange rate changes on cash and cash
 equivalents                                                        (6.4)           (7.1)            3.9            31
                                                              ----------      ----------      ----------     ---------
Net increase in cash and cash equivalents                     JPY    0.7      JPY   54.3      JPY   12.9      $    102
                                                              ==========      ==========      ==========     =========

------------
(1) U.S. dollar amounts are translated from yen, for convenience only, at the rate of JPY 126 = $1.00, which was derived from the Federal Reserve Bank of New York noon buying rate as of March 30, 2001 of JPY 125.54 = $1.00.

     Net cash provided by operating activities declined JPY 98.0 billion to JPY
360.5 billion in the fiscal year ended March 31, 2001, due to an increase in accounts receivable, reflecting higher sales, and the build-up of inventories in preparation for sales in the fiscal year ending March 31, 2002. Depreciation declined JPY 10.8 billion to JPY 250.1 billion in the fiscal year ended March 31, 2001, owing to focused capital expenditures, the sale and leaseback of our headquarters building as well as semiconductor manufacturing equipment, which reduced depreciation but increased lease expense, and the sale of some of our overseas facilities.

     Net cash used in investing activities was JPY 111.5 billion in the fiscal year ended March 31, 2001, compared with the cash provided by investing activities of JPY 90.4 billion in the fiscal year ended March 31, 2000. This was due to a significant reduction in the sale of real estate and marketable securities and an increase in capital investments, centered on the semiconductor field.

     Net cash used in financing activities was JPY 240.0 billion in the fiscal year ended March 31, 2001. This reflected the repayment of long-term debt and short-term borrowings and the redemption of corporate debentures, partly offset by the issue of zero-coupon unsecured yen convertible bonds.

     Cash dividends per share applicable to the fiscal year ended March 31, 2001 were JPY 11.0, JPY 5.0 more than for the fiscal year ended March 31, 2000, out of which we paid an interim dividend of JPY 5.5 per share in December 2000.

     For a discussion of our capital expenditures, see the "Capital Expenditures" section under "Item 4.A. History and Development of the Company."

     EFFECT OF NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which we adopted effective April 1, 2001. SFAS No. 133 requires us to recognize all derivatives on our balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. Based on our derivative positions at March 31, 2001, upon adoption of SFAS No. 133, a loss from the cumulative effect of an accounting change of JPY 2.6 billion was recorded in the statement of operations and a reduction of JPY 3.6 billion was recorded in accumulated other comprehensive income (loss).

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles."

     SFAS No. 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 and prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. SFAS No. 141 also includes criteria for the recognition of intangible assets separately from goodwill. We do not believe there will be a significant effect from the adoption of SFAS No. 141.

     SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. We expect to adopt SFAS No. 142 effective April 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, but provides requirements for periodic testing of goodwill and other intangibles for impairment. Amortization expense for goodwill for the fiscal year ended
March 31, 2001 was JPY 6.3 billion. We have not yet determined if there will be any other effects on operations and financial position as a result of adopting SFAS No. 142.


C.   RESEARCH AND DEVELOPMENT

     Since the establishment in 1939 of our first research laboratory, we have consistently recognized the importance of our R&D activities. R&D is critical to our success, and we are committed to continue devoting our personnel as well as significant financial and other resources to it.

     The table below sets forth information with respect to our R&D expenditures for the periods shown:

                                                                       YEAR ENDED MARCH 31,
                                                       ---------------------------------------------------
                                                          1999                2000                2001
                                                       -----------         -----------         -----------
                                                                       (in millions of yen)
R&D expenditures                                       JPY 346,215         JPY 315,163         JPY 344,957
As a % of net sales                                            7.3%                6.3%                6.4%

     During the fiscal year ended March 31, 2001, R&D expenditures for NEC Solutions totaled JPY 58.4 billion; NEC Networks' expenditures totaled JPY 131.4 billion; NEC Electron Devices' expenditures totaled JPY 105.2 billion; and other R&D expenditures totaled JPY 49.9 billion.

     We conduct our R&D activities at NEC Laboratories, our corporate R&D department, as well as in each of the R&D departments of NEC Solutions, NEC Networks and NEC Electron Devices, respectively.

     NEC Laboratories conducts medium and long-term R&D activities to develop fundamental technologies, that will form the basis for our future operations, and new technologies that will enhance existing businesses. These activities take place in various specialized laboratories located in Japan, the United States and Europe.

     Our in-house companies conduct product and technology development at their own respective development divisions and development laboratories. This development is closely related to their own operating activities and is responsive to the needs of their own targeted markets. NEC Laboratories collaborates closely with each of those divisions and laboratories in product and technology development activities.

     We conduct R&D activities, including in the areas of:

     - Internet application platforms, with a focus on electronic commerce, or e-commerce, application platforms, and mission-critical systems;

     - communications systems, particularly optical communications systems and the next-generation mobile communications systems and terminals;

     -    semiconductor devices, focusing on system LSIs; and

     - fundamental research such as nanotechnology and bio-information technology.


D.   TREND INFORMATION

     In the fiscal year ended March 31, 2001, Japan's economy continued to struggle with the prolonged period of intermittent recession and asset deflation that commenced in the early 1990s. Although corporate earnings improved due in part to export growth and capital spending increased, consumer spending remained sluggish, and a drop in exports in the second half of the fiscal year, along with other factors, again clouded the nation's economic prospects. Real gross domestic product (seasonally adjusted) grew at a 0.9% average rate in the fiscal year ended March 31, 2001 and the three months ended June 30, 2001 remained weak.

     In the overseas markets, in the second half of the fiscal year ended March 31, 2001, the U.S. economy experienced a slowdown, and the European economies also began to lose momentum. Although Asian economies experienced comparatively favorable internal demand, the slowdown in the U.S. adversely affected the pace of economic expansion in Asia in the second half. In the three months ended June 30, 2001, these trends continued in the U.S. and in Europe.

     Over the past several years, the electronics industry has seen a steady increase in demand for communications and information processing equipment. Sales of mobile phones and network infrastructure in Japan have continued to increase through the three months ended June 30, 2001. We have also noted a growing demand for third-generation mobile communications infrastructure outside of Japan. Although we have suffered losses due to a fall in demand and prices for PCs, we have had increasing demand for UNIX and PC servers. Moreover, starting in the second half of the fiscal year ended March 31, 2001, our revenue from systems integration services has steadily increased.

     In the second half of the fiscal year ended March 31, 2001, however, earnings in the electronics industry worsened, partly due to a downturn in the PC market, notably in the U.S., and substantial price reductions for electron devices such as DRAMs and LCDs. These trends continued, and to some extent worsened, in the three months ended June 30, 2001, reflecting the weak demand for PCs in the U.S. market, for mobile phones in the U.S. and European markets, and related electron devices. In addition, many telecommunications firms announced plans to reduce capital expenditures, and the demand and price for DRAMs and many other semiconductor products and LCDs fell sharply.

     For additional trend information, see "Item 5.A. Operating Results."


ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES.

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the members of the board of directors and corporate auditors of NEC as of August 31, 2001, together with their respective dates of birth, positions, and remaining length of term of office as director or corporate auditor. All members of the board mentioned below, except for Mr. Toshio Morikawa, Advisor to Sumitomo Mitsui Banking Corporation, and Mr. Koichi Kimura, Special Advisor to Daiwa Institute of Research Ltd., are also corporate officers of NEC.

                                                    TERM
NAME                          DATE OF BIRTH        EXPIRES                               POSITION
----                        -----------------     ---------   -----------------------------------------------------------------
Hajime Sasaki               April 6, 1936         June 2002   Chairman of the Board
                                                               (Representative Director)
Koji Nishigaki              June 22, 1938         June 2002   President and Member of the Board
                                                               (Representative Director)
Masato Chiba                January 1, 1939       June 2003   Senior Executive Vice President and Member of the Board
                                                               (Representative Director)
Mineo Sugiyama              July 22, 1939         June 2003   Senior Executive Vice President and Member of the Board
                                                               (Representative Director), and Company President of NEC Networks
Eiichi Yoshikawa            September 16, 1939    June 2003   Executive Vice President and Member of the Board
Shigeo Matsumoto            December 29, 1940     June 2003   Executive Vice President and Member of the Board
Kanji Sugihara              September 19, 1939    June 2003   Executive Vice President and Member of the Board, and
                                                               Company President of NEC Electron Devices
Akinobu Kanasugi            April 17, 1941        June 2003   Executive Vice President and Member of the Board, and
                                                               Company President of NEC Solutions
Yoshio Omori                December 22, 1939     June 2003   Senior Vice President and Member of the Board
Kaoru Tosaka                March 15, 1942        June 2002   Senior Vice President and Member of the Board
Norio Saito                 January 24, 1940      June 2002   Senior Vice President and Member of the Board
Kaoru Yano                  February 23, 1944     June 2003   Senior Vice President and Member of the Board
Toshiro Kawamura            July 7, 1942          June 2003   Senior Vice President and Member of the Board
Makoto Maruyama             March 22, 1941        June 2003   Senior Vice President and Member of the Board
Toshio Morikawa             March 3, 1933         June 2002   Member of the Board
Koichi Kimura               January 6, 1936       June 2003   Member of the Board
Tatsuo Sakairi              October 15, 1937      June 2003   Corporate Auditor
Kenji Usui                  October 19, 1942      June 2004   Corporate Auditor
Koichi Yoshida              October 30, 1940      June 2003   Corporate Auditor
Tsuneo Kabe                 March 9, 1927         June 2004   Corporate Auditor

     Board members and corporate auditors may be contacted through NEC's headquarters: c/o NEC Corporation, 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan.

     The following is a brief biography of each of NEC's board members most of whom are also corporate officers, and corporate auditors.

     Hajime Sasaki has been the Chairman of the Board since March 1999. He served as Senior Executive Vice President from June 1996 until March 1999 and has been a member of the board since June 1988.

     Koji Nishigaki became President in March 1999 and has been a member of the board since June 1990. He served as Executive Vice President from June 1994 to March 1999.

     Masato Chiba has been a Senior Executive Vice President since June 2000. Mr. Chiba served as an Advisor to NEC from June 1994 until June 1995, when he was elected to the board of directors in June

1995, and served as Executive Vice President from June 1998 until June 2000. Prior to joining NEC, Mr. Chiba served as a member of the board of the Nippon Telegraph and Telephone Corporation.

     Mineo Sugiyama has been a Senior Executive Vice President since June 2000. Mr. Sugiyama is also the current Company President of NEC Networks. Mr. Sugiyama was elected to the board of directors in June 1991 and served as Executive Vice President from June 1998 until June 2000.

     Eiichi Yoshikawa has been an Executive Vice President since June 1999. Mr. Yoshikawa was elected to the board of directors in June 1991 and served as Senior Vice President from June 1996 until June 1999.

     Shigeo Matsumoto has been an Executive Vice President since June 1999. Mr. Matsumoto was elected to the board of directors in June 1991 and served as Senior Vice President from June 1996 until June 1999.

     Kanji Sugihara has been an Executive Vice President since June 2000. Mr. Sugihara is also the current Company President of NEC Electron Devices. Mr. Sugihara was elected to the board of directors in June 1993 and served as Senior Vice President from June 1998 until June 2000.

     Akinobu Kanasugi has been an Executive Vice President since June 2000.
Mr. Kanasugi is also the current Company President of NEC Solutions. Mr. Kanasugi was elected to the board of directors in June 1995 and served as Senior Vice President from June 1999 until June 2000.

     Yoshio Omori has been a Senior Vice President since June 1997. Mr. Omori served as an Advisor to NEC from April 1997 until June 1997, when he was elected to the board of directors. Prior to joining NEC, Mr. Omori served as the Director General of the Cabinet Information Research Office of Japan from March 1993 until April 1997.

     Kaoru Tosaka has been a Senior Vice President since June 1998. He has also been a Company Deputy President of NEC Solutions since April 2000. Mr. Tosaka was elected to the board of directors in June 1994, and he served as Executive General Manager of the 1st Personal C&C Operations Unit from July 1993 to April 1998.

     Norio Saito has been a Senior Vice President since June 1999. Mr. Saito was elected to the board of directors in June 1994 and served as Deputy Company President of NEC Solutions from April 2000 to June 2001. He served as Vice President from July 1991 to June 1994.

     Kaoru Yano has been a Senior Vice President since June 1999. He has also been a Company Deputy President of NEC Networks since December 2000. Mr. Yano was elected to the board of directors in June 1995. He served as Executive General Manager of the Transmission Operations Unit from June 1994 to June 1998.

     Toshiro Kawamura has been a Senior Vice President and member of the board since June 2001. He has also been a Company Deputy President of NEC Solutions since June 2001. Mr. Kawamura was a member of the board from June 1996 until April 2000, and served as Senior Vice President from April 2000 until June 2001, when he was elected to his current position.

     Makoto Maruyama has been a Senior Vice President and member of the board since June 2001. Mr. Maruyama served as Associate Senior Vice President from April 2000 until June 2001, when he was elected to his current position.

     Toshio Morikawa has been a member of the board since June 2000. Mr. Morikawa was the Chairman of the Board of The Sumitomo Bank, Ltd. from June 1997 to March 2001, and currently is an Advisor to Sumitomo Mitsui Banking Corporation.

     Koichi Kimura has been a member of the board since June 2001. Mr. Kimura served as Vice Chairman of Daiwa Institute of Research Ltd. from October 1998 until June 2000. In June 2000, Mr. Kimura became Special Advisor to Daiwa Institute of Research Ltd.

     Tatsuo Sakairi has been a corporate auditor since June 2000. Mr. Sakairi was a member of the board from June 1989 until April 2000. Mr. Sakairi served as Senior Executive Vice President from June 1998 until April 2000, and as an Executive Advisor to NEC from April 2000 until June 2000.

     Kenji Usui has been a corporate auditor since June 2001. Mr. Usui was Senior Vice President of NEC-Mitsubishi Electric Visual Systems Corporation until June 2001. He served as Senior Vice President of NEC Home Electronics, Ltd. from June 1998 to January 2000.

     Koichi Yoshida has been a corporate auditor since June 2000. Mr. Yoshida was the President of Sumitomo Life Insurance Company from July 1997 to July 2001, and currently is the Director and Senior Advisor to Sumitomo Life Insurance Company.

     Tsuneo Kabe has been a corporate auditor since June 2001. Mr. Kabe was appointed as a justice of the Supreme Court of Japan from May 1990 until he retired in March 1997. Mr. Kabe is currently an attorney at law of Ishizawa, Ko & Sato.

     No family relationship exists among any of NEC's board members most of whom are corporate officers or corporate auditors. No arrangement or understanding exists between any of NEC's board members most of whom are corporate officers or corporate auditors and any other person pursuant to which any director, corporate officer, or corporate auditor was elected to their position at NEC.


B.   COMPENSATION

     For the fiscal year ended March 31, 2001, NEC's board of directors most of whom are also NEC's corporate officers, received aggregate compensation, including bonuses and retirement allowances, paid by NEC and its subsidiaries of JPY 1,475 million and the corporate auditors received aggregate compensation of JPY 148 million. The aggregate amount accrued by NEC for the fiscal year ended March 31, 2001 to provide pension, retirement, or similar benefits for board members most of whom are also corporate officers and corporate auditors was JPY 411 million and JPY 34 million, respectively.


C.   BOARD PRACTICES

     TERM

     All board members and corporate auditors are elected by the general meeting of shareholders. The regular term of office of a board member is two years and a corporate auditor is three years from the date of their election to office. However, board members and corporate auditors may serve any number of consecutive terms. There is no regular term of office for corporate officers.

     BOARD OF DIRECTORS AND CORPORATE AUDITORS

     NEC's articles of incorporation provide for a board of directors of not more than 40 members and for not more than five corporate auditors. There is no maximum age limit for members of the board. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.

     In April 2000, NEC introduced a new corporate officer system in order to facilitate efficient and more responsive decision-making and draw clearer lines of responsibility, and NEC reduced the number of board members by approximately half.

     Currently the number of board members is 16. Corporate officers have responsibility for executing NEC's business operations, and the board members oversee these officers and set fundamental strategies for NEC.

     The board of directors has ultimate responsibility for the administration of NEC's affairs. The board of directors may elect by its resolutions from among its members a chairman of the board, a vice chairman of the board, a president and one or more senior executive vice presidents, executive vice presidents and senior vice presidents, although any such position may be left vacant. By resolution, the board of directors designates, from among its members, representative directors, who have authority individually to represent NEC generally in the conduct of its affairs.

     Under the Commercial Code of Japan, board members must refrain from engaging in any business competing with NEC unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested.

     The amount of remuneration payable to NEC's board members as a group and that of NEC's corporate auditors as a group in respect of a financial year is subject to approval by a general meeting of shareholders. Within those authorized amounts, the compensation for each board member and corporate auditor is determined by a meeting of the board of directors and a consultation of the corporate auditors, respectively.

     Neither the Commercial Code nor NEC's articles of incorporation contain special provisions as to the retirement age of NEC's board members and corporate auditors, or to a requirement of NEC's board members and corporate auditors to hold any shares of NEC's capital stock. In accordance with Japanese practice, when a board member or corporate auditor retires, a proposal to pay a retirement allowance is submitted to a general meeting of shareholders for approval. The amount of the retirement allowance for a board member or corporate auditor generally reflects the person's position at the time of retirement, length of services as a board member or corporate auditor and contribution to NEC's operations. NEC has a retirement plan for NEC's board members, corporate auditors, and employees. Generally, there are no directors' service contracts providing for benefits upon termination of employment.

     The Commercial Code requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as corporate officers, and to establish, change or abolish material corporate organizations such as a branch office.

     The corporate auditors are not required to be and are not certified public accountants. At least one of the corporate auditors should be a person who has not been a board member or employee of NEC or any of its subsidiaries during the five-year period prior to election as a corporate auditor. A corporate auditor may not at the same time be a board member or an employee of NEC or any of its subsidiaries. They have the statutory duty of examining NEC's financial statements and NEC's business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of NEC's affairs. They are entitled to participate in the meetings of the board of directors but are not entitled to vote.

     The corporate auditors constitute the board of corporate auditors. Under the Commercial Code and the Law concerning Special Measures to the Commercial Code with respect to Audit of Corporations, the board of corporate auditors has a statutory duty to prepare and submit its audit report to the board of directors each year. A corporate auditor may note an opinion in the auditor report if a corporate auditor's opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the method of examination by corporate auditors of NEC's affairs and financial position and other matters concerning the performance of the corporate auditors' duties.

D.   EMPLOYEES

     As of March 31, 2001, we had approximately 150,000 employees on a consolidated basis, approximately 80% of which were located in Japan and 20% outside Japan. Approximate numbers of employees by each in-house company are as follows:

                                                          Number of Employees
                                                          -------------------
NEC Solutions                                                   50,000
NEC Networks                                                    35,000
NEC Electron Devices                                            43,000
Others                                                          22,000

     As of March 31, 2000, we had approximately 155,000 employees and as of March 31, 1999, we had approximately 158,000 employees.

     Since 1952, NEC has had a comprehensive labor contract with NEC Workers' Union covering, in general, conditions of employment other than salary, wages, bonuses and retirement benefits. This contract, which provides that all of NEC's permanent employees except management and other specified personnel must become union members, has been renegotiated from time to time, and the present agreement extends until March 31, 2002. The permanent employees of NEC's consolidated subsidiaries are covered by separate labor contracts. We believe that our labor-management relations are good.


E.   SHARE OWNERSHIP

     As of March 31, 2001, NEC's board members, most of whom are also corporate officers, and corporate auditors together owned 208,632 shares of common stock, representing 0.01% of the total outstanding shares.

     STOCK OPTION PLAN

     At the ordinary general meeting of NEC's shareholders held on June 29, 2000, NEC's shareholders approved a stock option plan for board members, corporate officers, and specified upper-level employees pursuant to Article 210-2 of the Commercial Code, under which no more than 320,000 shares may be purchased for an aggregate price not exceeding JPY 1,200 million. NEC will hold shares purchased under this plan and reserve them for transfer to NEC's board members, corporate officers, and specified upper-level employees upon the exercise of their options. Pursuant to the stock option plan, upon the exercise of the option, the following number of shares will be transferred to such persons in accordance with their position at NEC:

Chairman of the Board                                                                10,000 shares
President and Member of the Board                                                    10,000 shares
Each Senior Executive Vice President and Member of the Board                          8,000 shares
Each Executive Vice President and Member of the Board                                 6,000 shares
Each Senior Vice President and Member of the Board                                    4,000 shares
Each Senior Vice President                                                            3,000 shares
Each Associate Senior Vice President                                                  2,000 shares
Each specified upper-level employee                                                   1,000 shares

     The aggregate number of shares to be transferred upon the exercise of all the outstanding options under the stock option plan is 301,000 shares, of which 190,000 shares are to be transferred upon the exercise by board members and corporate officers of their options. The exercise price of the options is currently JPY 3,400 per share, subject to adjustment if there is a share split or consolidation of shares, or new shares are issued at a price less than the market price. The options can be exercised from July 1, 2002 to June 30, 2006. The options lapse automatically upon the option holder's death and generally expire one year after the termination of the option holder's service with NEC.

     On June 21, 2001, NEC's shareholders approved a second stock option plan, with terms and conditions substantially the same as those of the stock option plan adopted in 2000. The persons holding positions listed above will, upon the exercise of options, receive the same number of shares as indicated in the above chart; in addition, each Executive Vice President who is not a member of the board will receive 4,000 shares.

     The aggregate number of shares to be transferred upon the exercise of all the outstanding options under the 2001 stock option plan is 307,000 shares, of which 204,000 shares are to be transferred upon the exercise by board members and corporate officers of their options. The exercise price per share of the options is equal to JPY 1,876 per share. The options can be exercised from July 1, 2003 to June 30, 2007.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   MAJOR SHAREHOLDERS

     As of March 31, 2001, NEC had 125,662 registered shareholders. NEC's shareholders do not have different voting rights. The ten largest shareholders appearing on the register of shareholders of NEC's common stock at that date were as follows:

                                                                  NUMBER OF SHARES OF      PERCENTAGE OF SHARES OF
SHAREHOLDER                                                        COMMON STOCK HELD          COMMON STOCK HELD
-----------                                                       -------------------      -----------------------
Japan Trustee Services Bank, Ltd. (Trust Account)                      82,691,000                     4.99%
Sumitomo Life Insurance Company                                        67,000,000                     4.05
State Street Bank and Trust Company                                    58,726,013                     3.55
Nippon Life Insurance Company                                          54,668,675                     3.30
The Chase Manhattan Bank, N.A., London, S.L. Omnibus Account           50,207,747                     3.03
The Sumitomo Bank, Limited(1)                                          45,834,909                     2.77
The Mitsubishi Trust and Banking Corporation (Trust Account)           43,037,000                     2.60
The Sumitomo Marine and Fire Insurance Company, Limited                40,182,670                     2.43
The Chase Manhattan Bank, N.A., London                                 35,828,431                     2.16
The Toyo Trust and Banking Company, Limited (Trust Account A)          32,332,000                     1.95
                                                                      -----------                    -----
     Total                                                            510,508,445                    30.82%
                                                                      ===========                    =====

------------
(1) The Sumitomo Bank, Limited merged with The Sakura Bank, Limited on April 1, 2001, to become Sumitomo Mitsui Banking Corporation.

     We received from Capital Guardian Trust Company, Capital International, Inc., Capital International Limited and Capital International S.A., copies of reports concerning the bulk holding of shares of common stock (see the "Reporting of Substantial Shareholders" section under Item 10.B. "Memorandum and Articles of Association") that these companies jointly held 83,685,490 shares, or 5.05% of the total outstanding shares as of July 31, 2001. We are unable to confirm their shareholdings because they did not appear on our register of shareholders.

     The record of ownership and distribution of our shares of common stock, appearing on the register of shareholders as of March 31, 2001, was as follows:

                                                            NUMBER OF          NUMBER OF SHARES            PERCENTAGE OF
                                                          SHAREHOLDERS               HELD                   SHARES HELD
                                                          ------------         ----------------            -------------
Japanese financial institutions                                  445               797,035,691                 48.12%
Japanese securities companies                                     94                 7,988,006                  0.48
Other Japanese corporations                                    1,989               116,835,649                  7.05
Foreign institutions and individuals(1)                        1,017               480,630,655                 29.02
Japanese individuals and others                              122,117               253,769,434                 15.32
                                                             -------             -------------                ------
     Total                                                   125,662             1,656,259,435                100.00%
                                                             =======             =============                ======

------------
(1) 155,000,082 shares, or 9.4%, of our outstanding common stock was owned by 204 U.S. shareholders of record, one of whom is the ADR depositary's nominee holding 8,071,440 shares, or 0.5%, of our outstanding common stock.


B.   RELATED PARTY TRANSACTIONS

     Since April 1, 1998, none of our board members most of whom are also corporate officers or corporate auditors, and none of the close members of their respective families, has had the following:

     - any personal interest in transactions effected by NEC which were unusual in their nature or conditions or significant to our business and which were either effected during an earlier fiscal year or presently proposed, and remain in any respect outstanding and unperformed; or

     - any outstanding loans (including guarantees of any kind) made by us to or for the benefit of these persons.

     In the ordinary course of business on an arm's length basis, NEC purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method, including NEC-Mitsubishi Electric Visual Systems Corporation, Elpida Memory, Inc., Tokin Corporation, Nippon Electric Glass Co., Ltd., ANRITSU CORPORATION, Toyo Communication Equipment Co., Ltd., SUMITOMO 3M Limited, Shanghai Hua Hong NEC Electronics Company, Limited, NITSUKO Corporation, NEC Leasing, Ltd., NEC Construction Ltd. now named NEC Ameriplantex, Ltd., NEC Personal Systems Minami-Kyusyu, Ltd., Tokin Ceramics Corporation, Kaijo Corporation, KOWA Corporation now named SINCERE Corporation, and NEC Facilities Ltd. Starting April 1, 2001, NEC Facilities, NEC Leasing, and NEC Construction are now accounted as our consolidated subsidiaries. Starting in June 2001, NITSUKO Corporation is now accounted as our consolidated subsidiary and concurrently changed its name to NEC Infrontia Corporation.

     NEC sells and purchases materials, supplies, and services to and from these affiliates accounted for by the equity method in the ordinary course of business. For the fiscal year ended March 31, 2001, NEC recorded total sales of approximately JPY 207.0 billion to, and total purchases of approximately JPY
172.6 billion, from these affiliated companies. As of March 31, 2001, NEC had trade receivables of approximately JPY 62.9 billion owed by, and trade payables of approximately JPY 83.6 billion owed to, these affiliated companies.

     In addition, NEC has guaranteed the repayment of some loans granted to Shanghai Hua Hong NEC Electronics Company, Limited and other affiliates. As of March 31, 2001, the total outstanding principal amount guaranteed by us for affiliated companies is JPY 29.6 billion.

     NEC does not consider the amounts involved in the above transactions to be material to its business. Please refer to Note 3 to the consolidated financial statements for a more detailed explanation regarding NEC's investments in and transactions with these affiliated companies.


C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.


ITEM 8. FINANCIAL INFORMATION.

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See our consolidated financial statements beginning on page F-1 of this annual report.

     LEGAL PROCEEDINGS

     We are currently engaged in an arbitration proceeding against InterDigital Technology Corporation before the American Arbitration Association. The dispute relates to royalties under a license agreement, pursuant to which we have been granted a license under certain patents relating to time division multiple access, or TDMA, technology.

     Other than as disclosed above, neither NEC nor any of our subsidiaries is a party to, nor is any of our property the subject of, any legal proceeding which, in the opinion of our management, is or may be of material importance to us and our subsidiaries, taken as a whole. No legal proceeding of material importance known to our management is currently threatened by governmental authorities.

     DIVIDEND POLICY

     We have paid cash dividends on shares of our common stock on a semi-annual basis in each year since 1951. It is the present intention of our board of directors to continue to propose year-end cash dividends at general meetings. Our board of directors may declare an interim cash dividend after the close of our semi-annual fiscal period if they deem it appropriate. This will be subject to our earnings and financial condition and other factors, including legal restrictions with respect to the payment of dividends.

B.   SIGNIFICANT CHANGES

     Except as disclosed in Note 22 to the consolidated financial statements, no significant changes have occurred since the date of the annual financial statements included in this annual report.


ITEM 9. THE OFFER AND LISTING.

A.   OFFER AND LISTING DETAIL

     The following table shows, for the periods indicated, the reported high and low sale prices for shares of NEC's common stock on the Tokyo Stock Exchange and the reported high and low sales prices for NEC's American Depositary Shares, or ADSs, on the Nasdaq National Market System:

                                                        TOKYO STOCK EXCHANGE PRICES       NASDAQ NATIONAL MARKET PRICES
                                                             FOR COMMON STOCK                       FOR ADSS(1)
                                                        ---------------------------       -----------------------------
                                                           HIGH              LOW           HIGH                    LOW
                                                        ---------         ---------       ------                  -----
                                                         (PRICE PER SHARE IN YEN)          (PRICE PER ADS IN DOLLARS)
Year ended December 31, 1997                            JPY 1,750         JPY 1,240       $14.80                  $9.73
Year ended December 31, 1998                                1,560               762        12.38                   6.20
Year ended December 31, 1999                                2,665             1,012        25.00                   8.73
Year ended December 31, 2000
  First quarter                                             3,190             2,160        29.90                  20.45
  Second quarter                                            3,430             2,430        32.30                  24.00
  Third quarter                                             3,450             2,355        32.40                  22.00
  Fourth quarter                                            2,550             1,899        23.09                  17.40
Year ending December 31, 2001
  First quarter                                             2,580             1,520        21.93                  12.50
  Second quarter                                            2,390             1,665        19.73                  13.55
  Third quarter (through September 20)                      1,826             1,111        14.66                   9.15
  March                                                     2,120             1,520        16.95                  12.50
  April                                                     2,255             1,846        18.65                  14.73
  May                                                       2,390             1,921        19.73                  16.35
  June                                                      1,993             1,665        16.69                  13.55
  July                                                      1,685             1,494        13.60                  12.10
  August                                                    1,826             1,435        14.66                  12.10
  September (through September 20)                          1,458             1,111        12.75                   9.15

------------
(1) NEC's ADS to common stock ratio was changed from 1:5 to 1:1 effective May 25, 2001. The prices of ADSs presented in the table above prior to the ratio change on May 25, 2001 have been restated on the current basis that each ADS represents one share of common stock.


B.   PLAN OF DISTRIBUTION

     Not applicable.


C.   MARKETS

     The primary market for NEC's common stock is the Tokyo Stock Exchange. NEC's common stock is also listed on four other stock exchanges in Japan.

     NEC's common stock is also listed on the London Stock Exchange, on the Amsterdam Exchange, on the Frankfurt Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate and on the Swiss Exchanges in the form of Swiss Bearer Depositary Receipts. NEC's ADSs evidenced by American Depositary Receipts, or ADRs, have been traded since 1963 on the over-the-counter market in the United States and are currently quoted on the Nasdaq National Market System.


D.   SELLING SHAREHOLDERS

     Not applicable.


E.   DILUTION

     Not applicable.


F.   EXPENSES OF THE ISSUE

     Not applicable.


ITEM 10. ADDITIONAL INFORMATION.

A.   SHARE CAPITAL

     Not applicable.


B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     CORPORATE PURPOSE OF NEC

     Article 2 of NEC's articles of incorporation provides that the corporate purposes of NEC is to carry on the following businesses:

     - To manufacture, sell or otherwise dispose of, telecommunications equipment, machinery and instruments, electronic computers and other electronics application equipment, machinery and instruments, electrical equipment, machinery and instruments, and all kinds of equipment, machinery, instruments and systems related to electricity;

     - To manufacture, sell or otherwise dispose of, nuclear energy machinery and instruments, aircraft machinery and instruments, medical machinery and instruments, measuring instruments and all equipment, machinery, instruments and systems other than those mentioned in the preceding item above;

     - To manufacture, sell or otherwise dispose of, electron tubes, semiconductor devices, integrated circuits and all parts and materials for use in or in connection with any equipment, machinery and instruments mentioned in any of the preceding items;

     - To provide telecommunications, data base, and other information services;

     -    To contract for construction work;

     - To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and

     - To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.

     BOARD OF DIRECTORS

     Under the Commercial Code, board members of NEC must refrain from engaging in any business competing with NEC unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested. In this connection, while any board member has the power to vote on remuneration (including pension or other benefits) for any board member, if specifically named as payee of such remuneration, such board member must abstain from voting in respect of the relevant portion of the proposal.

     Neither the Commercial Code nor NEC's articles of incorporation contain special provisions as to the borrowing power exercisable by a board member. See also the discussion under "Item 6.C. Board Practices" contained in this document.

     COMMON STOCK

     General. Set forth below is information relating to NEC's common stock, including brief summaries of the relevant provisions of NEC's articles of incorporation and share handling regulations, as currently in effect, and of the Commercial Code of Japan and related legislation. The discussion of the Commercial Code below reflects certain amendments to the Commercial Code, or the 2001 Amendments, which will become effective on October 1, 2001.

     In order to assert shareholders' rights against NEC, a shareholder must have its name and address registered on NEC's register of shareholders, in accordance with NEC's share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders' rights to NEC.

     A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, or JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on NEC's register of shareholders. Each participating shareholder will in turn be registered on NEC's register of beneficial shareholders and be treated in the same way as shareholders registered on NEC's register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from NEC. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

     Authorized Capital. Article 5 of the articles of incorporation of NEC provides that the total number of shares authorized to be issued by NEC is three billion two hundred million (3,200,000,000) shares.

     As of March 31, 2001, 1,656,259,435 shares of common stock with a par value of 50 yen per share were issued and outstanding.

     The 2001 Amendments eliminate the concept of "par value" of shares of capital stock. Thus, on and after October 1, 2001 all shares of capital stock of NEC will have no par value.

     Dividends. NEC's articles of incorporation provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders, and pledgees of record as of the end of such fiscal period. After the close of the fiscal period, the board of directors prepares, among others, a proposed allocation of profits for dividends and other purposes. This proposal is submitted to NEC's corporate auditors and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders. This meeting is to be held in June each year. In addition to provisions for any dividends and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to directors and corporate auditors. In addition to year-end dividends, the board of directors may by its resolution declare an interim cash dividend pursuant to
Article 293-5 of the Commercial Code to shareholders, beneficial shareholders, and pledgees. This interim dividend is paid to those who are registered in NEC's register of shareholders or beneficial shareholders at the end of each September 30, without prior shareholder approval, but subject to the limitations described below.

     The Commercial Code provides that a company may not make any distribution of profits by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least 10% of the amount paid by way of appropriation of retained earnings for such fiscal period or of the amount of such interim dividends until the legal reserve (after October 1, 2001, together with its additional paid-in capital) is 25% of its stated capital. Under the Commercial Code, NEC is permitted to distribute profits by way of year-end or interim dividends out of the excess of NEC's net assets over the aggregate of:

     (1)  NEC's stated capital;

     (2)  NEC's additional paid-in capital;

     (3)  NEC's accumulated legal reserve;

     (4) the legal reserve to be set aside in respect of the fiscal period concerned;

     (5) any excess of unamortized expenses incurred in preparation for commencement of business and in connection with R&D over the aggregate of amounts referred to in (2), (3), and (4) above;

     (6) until September 30, 2001, the book value of NEC's shares, if any, purchased and held by NEC for the purpose of transferring the same to NEC's directors and employees; and

     (7) if certain of NEC's assets are stated at market value pursuant to the provisions of the Commercial Code, the excess, if any, of the aggregate market value of those assets over the aggregate acquisition cost of those assets.

     In the case of interim dividends, the net assets are calculated by reference to the balance sheet at the last closing of NEC's accounts. However, the assets are adjusted to reflect (x) any subsequent payment made by appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) until September 30, 2001, if NEC has been authorized, pursuant to a resolution of an ordinary general shareholders meeting or a resolution of the board of directors, to acquire NEC's shares for the purpose of transferring the same to NEC's directors or employees, and on and after October 1, 2001, pursuant to a resolution of an ordinary general shareholders meeting to acquire NEC's shares, the total amount of the purchase price of those shares authorized by the resolution that may be paid by NEC, so long as such resolution has not expired, and whether or not the shares are purchased. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (1) through (7) above.

     In Japan, the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

     Under NEC's articles of incorporation, NEC does not have to pay any dividends which are left unclaimed for a period of three years.

     Stock Splits. NEC may at any time split shares in issue into a greater number of shares by resolution of the board of directors if: (1) the total par value of shares in issue after the stock split does not exceed NEC's stated capital; and (2) NEC's net assets as appearing on the latest balance sheet divided by the number of shares in issue after the stock split is at least
JPY 50.

     On and after October 1, 2001, the requirements described above will be eliminated, and when a stock split is approved, NEC may amend its articles of incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the board of directors, although a special resolution of a general meeting of shareholders is normally required to increase the number of authorized shares.

     Generally, unless a stock split involves a change in the par value of shares, which would be subject to shareholders' approval, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. If an exchange of share certificates is not required, NEC must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, NEC must give notice to each shareholder specifying the number of shares to which the shareholder is entitled by virtue of the stock split. If an exchange of share certificate is required, NEC must give public notice (and, in addition, notice to each shareholder) that, within a period of not less than one month specified in such notice, share certificates must be submitted to NEC for exchange. On and after October 1, 2001, the exchange of share certificates will not be required upon any stock split. As a result, NEC will be required to follow the above procedures applicable to a stock split not involving an exchange of share certificates.

     General Meetings of Shareholders. NEC's ordinary general meeting of shareholders is held every June in Tokyo, Japan. The record date for an ordinary general meeting of shareholder is March 31 of each year. In addition, NEC may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

     Notice of a shareholders' meeting, setting forth the place, time, and purpose, must be mailed to each shareholder having voting rights at least two weeks prior to the date set for the meeting. In the case of non-resident shareholders, notice must be mailed to their resident proxy or mailing address in Japan.

     Any shareholder or group of shareholders holding at least 300 units of shares or 1% of the total number of outstanding shares having voting rights (on and after October 1, 2001, 300 voting rights (see "-- New Unit Share System" below) or 1% of the total outstanding voting rights) for six months or more may propose a matter to be considered at a general meeting of shareholders. This is done by submitting a written request to NEC's representative director at least six weeks prior to the date set for such meeting.

     Voting Rights. A shareholder is entitled to one vote per share with respect to whole units of shares as described under "--Unit Share System" below. After the 2001 Amendments become effective, a shareholder is entitled to one vote per unit of shares as described under "--New Unit Share System" below. If NEC eliminates from its articles of incorporation the provisions relating to the unit of shares, shareholders will have one voting right for each share they hold. Except as otherwise provided by law or by NEC's articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and NEC's articles of incorporation provide that the quorum for the election of directors and corporate auditors shall not be less than one-third of the total number of outstanding shares having voting rights. NEC's shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, having more than 25% of its outstanding shares directly or indirectly owned by NEC, does not have voting rights in respect of the shares. NEC has no voting rights with respect to its own common stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. NEC's shareholders also may cast their votes in writing.

     According to the Commercial Code, a quorum is required in order to amend NEC's articles of incorporation or to approve various corporate actions, such as:

     -    a reduction of the stated capital;

     -    the removal of a director or corporate auditor;

     - a dissolution, merger, or consolidation of a corporation requiring shareholders' approval;

     -    the transfer of the whole or an important part of the business;

     - the taking over of the whole of the business of any other corporation requiring shareholders' approval;

     - a share exchange or share transfer for, the purpose of establishing 100% parent-subsidiary relationships requiring shareholders' approval;

     - the splitting of the company into two or more companies requiring shareholders' approval; or

     - any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to directors and/or employees rights to subscribe for new shares if the articles of incorporation so permit.

     The quorum shall be a majority of the total number of outstanding shares having voting rights. Further, the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required. On and after October 1, 2001, all references to "shares having voting rights" will be changed to "voting rights" granted to each unit under the new unit share system as described below.

     Subscription Rights. Holders of NEC's common stock have no pre-emptive rights under NEC's articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The board of directors may, however, determine that shareholders be given subscription rights regarding a particular issue of new shares. In this case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiration of these rights at least two weeks prior to the date on which such rights expire.

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

     Liquidation Rights. In the event of NEC's liquidation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

     Liability to Further Calls or Assessments. All of NEC's presently outstanding shares are fully paid and non-assessable.

     Transfer Agent. The Sumitomo Trust and Banking Company, Limited is the transfer agent for NEC's common stock. As such transfer agent, it keeps NEC's registers of shareholders and beneficial shareholders in its office at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

     Record Date. March 31 is the record date for NEC's year-end dividends if declared. The shareholders and beneficial shareholders who are registered as the holders of one or more whole units of shares in NEC's register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on that March 31. September 30 is the record date for interim dividends if declared. In addition, NEC may set a record date for determining the shareholders and beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks' prior notice.

     The price of shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date for the purpose of dividends or rights offerings. If the record date is not a business day, this occurs on the fourth business day prior to a record date.

     Repurchase by NEC of Its Common Stock. Except as otherwise permitted by the Commercial Code and the Law of Special Measures to the Commercial Code Concerning Retirement of Shares, or the "Special Retirement Law," as set out below, neither NEC nor any of its subsidiaries can acquire NEC's common stock except by means of a reduction of capital in the manner provided in the Commercial Code. NEC may acquire NEC common stock in response to a shareholder's request for purchase of its shares representing less than one unit. Shares which are purchased must be sold or transferred to a third party, before October 1, 2001, or otherwise must not be sold or transferred until March 31, 2002, in general.

     In addition, under the Commercial Code, NEC may acquire its common stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting:

     - for the purpose of transferring the shares to NEC's directors or employees if there exists a justifiable reason; and

     -    for the purpose of retiring the shares with retained earnings.

     Acquisition by NEC of shares for the above purpose of transferring the shares to NEC's directors or employees is subject to, among other things, the following restrictions:

     (a) the sum of the number of shares to be acquired, the number of shares acquired but not yet transferred to directors and/or employees and the number of shares, if any, subject to the subscription rights granted to directors and/or employees pursuant to the resolution of the board of directors as provided for in Article 280-19 of the Commercial Code does not exceed 10% of all issued and outstanding shares;

     (b) the total amount of the purchase price does not exceed the amount of the retained earnings available for year-end dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount; and

     (c) the acquisition shall be made through a stock exchange transaction or by way of tender offer.

     Acquisition by NEC of its shares for the purpose of retiring the shares is subject to, among other thing, the same restrictions as described in clauses (b) and (c) above.

     The Special Retirement Law authorizes a company whose shares are listed on a Japanese stock exchange or traded on the over-the-counter market to acquire and retire its shares by a resolution of the board of directors if that company's articles of incorporation so provide and the board of directors deems the acquisition especially necessary in view of general economic conditions, its business and financial condition and other factors. The number of shares to be so acquired must be provided in the articles of incorporation of the company, and may not exceed 10% of the total number of shares in issue, and the total amount of the purchase price of shares so acquired by the resolution of the board of directors may not exceed one-half of the amount referred to in clause
(b) above. NEC's articles of incorporation authorize us to acquire up to 150,000,000 shares by resolution of the board of directors for the purpose of retiring the shares with retained earnings, but no resolution of the board of directors has been adopted authorizing such purchase of shares to date.

     On October 1, 2001, the Special Retirement Law will be abolished. However, NEC may acquire its shares by resolution of the board of directors pursuant to the authorization of NEC's articles of incorporation until the first ordinary general meeting of shareholders is held and adjourned after the amendments become effective.

     The 2001 Amendments, in general, permit NEC to acquire, hold or dispose of its own shares. After the amendments become effective, NEC may acquire its own shares through Japanese stock exchanges on which NEC's shares are listed or by way of tender offer (pursuant to an ordinary resolution at an ordinary general meeting of shareholders); from a specific party (pursuant to a special resolution at an ordinary general meeting of shareholders); or from a subsidiary of NEC (pursuant to a resolution of the board of directors). When the acquisition is made by NEC from a specific party other than a subsidiary of NEC, any shareholder may make a request directly to NEC in writing not later than five days prior to the date set for the relevant shareholders' meeting to include him/her as the seller of his/her shares in the proposed purchase. Any such acquisition of shares (other than the acquisition by NEC of its own shares from a subsidiary of NEC) must satisfy specified requirements, including the requirements that the total amount of the purchase price does not exceed the sum of the amount of retained earnings available for year-end dividend payment after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if the reduction of the stated capital, additional paid-in capital or legal reserve is authorized at the same ordinary general meeting of shareholders), less the sum of the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and any transfer of retained earnings to stated capital. NEC may hold the shares acquired in compliance with the provisions of the Commercial Code as amended, and may generally cancel or dispose of those shares by a resolution of the board of directors on and after April 1, 2002.

     "Unit" Share System. Pursuant to the Commercial Code NEC has adopted 1,000 shares as one unit of shares.

     Certificates for shares representing less than one unit may only be issued in certain limited circumstances. Since the transfer of shares normally requires delivery of share certificates, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable.

However, the transfer may be registered in NEC's register of shareholders only if the transferee is already a registered shareholder, whether in respect of units or of shares representing less than one unit.

     A holder of shares representing less than one unit may at any time require us to purchase such shares at their last reported sale price on the Tokyo Stock Exchange on the day the request is made. If no sale takes place on the Tokyo Stock Exchange on that day, the price is that at which the first sale of the shares is effected on the Tokyo Stock Exchange after the request is made. In each case, the amount equal to the brokerage commission required for sale and purchase of the shares shall be deducted. A holder of shares representing less than one unit also has the following rights in respect of such shares:

     -    the right to receive dividends, including interim dividends;

     - the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares, a capital decrease, merger, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationship or splitting of NEC into two or more companies;

     - the right to be allotted subscription rights with respect to new shares, convertible bonds, and bonds with warrants to subscribe for shares when such rights are granted to shareholders;

     - the right to participate in the distribution of surplus assets in the event of NEC's liquidation; and

     - the right to require NEC to issue replacement share certificates for lost, stolen or destroyed share certificates.

     A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each such share, except as stated in "-- Voting Rights" above.

     New Unit Share System. On October 1, 2001, the unit share system called "tan-i-kabu" as described above will be abolished and a new unit share system called "tangen-kabu" will be introduced. Unless otherwise determined by amendment to NEC's articles of incorporation, upon the amendments to the Commercial Code coming into effect, NEC's articles of incorporation will be deemed to have been amended so that 1,000 shares (being the number of shares constituting one unit under NEC's articles of incorporation pursuant to the current unit share system) will constitute one new unit. Although the number of shares constituting a new unit be deemed to be included in NEC's articles of incorporation, the board of directors will be permitted to reduce, but not to increase, the number of shares that will constitute a new unit or abolish the new unit share system entirely by its resolution (not by the special shareholders resolution ordinarily required for amending the articles of incorporation). The number of shares constituting a new unit will not be permitted to exceed the lesser of 1,000 shares and one-two hundredths (1/200) of the number of all issued shares.

     Under the new unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

     Under the 2001 Amendments, if the articles of incorporation provide that no share certificates will be issued with respect to any number of shares constituting less than one unit, no certificate for a number of shares other than a full unit or an integral multiple thereof will in general be issued. NEC's articles of incorporation will be deemed to have been amended to so provide when the amendments come into effect unless NEC's articles of incorporation are amended to provide otherwise. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued will continue to be non-transferable.

     A holder of shares constituting less than a full unit will be able to require us to purchase those shares at their market value.

     A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than a whole unit. Because a transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of common stock are not affected by such restrictions in their ability to transfer such ADRs. However, a transfer of less than one unit of the underlying shares is normally prohibited under the unit share system. Thus under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised with whole units of common stock. Under the unit share system, holders of less than a unit have the right to require NEC to purchase their shares. However, holders of ADRs evidencing ADSs that represent amounts other than integral multiples of whole units are unable to withdraw the underlying shares representing less than one unit. Therefore, they are unable, as a practical matter, to exercise the right to require NEC to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit.

     REPORTING OF SUBSTANTIAL SHAREHOLDERS

     The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of a competent local finance bureau within five business days a report concerning such shareholdings. A similar report must be made in respect of any subsequent change of 1% or more in any holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, the Japan Securities Dealers Association.


C.   MATERIAL CONTRACTS

     All contracts entered into by us during the two years preceding the date of this annual report were entered into in the ordinary course of business.


D.   EXCHANGE CONTROLS

     The Japanese Foreign Exchange and Foreign Trade Law, currently in effect, does not affect or restrict the rights of a non-resident or foreign corporation to acquire or hold shares of capital stock of NEC except that in the event of acquisition of shares of common stock, unless such acquisition is made through a securities company or other financial institution, the acquiring non-resident or foreign corporation is subject to a post-transaction reporting requirement under the Foreign Exchange and Foreign Trade Law. However, the Minister of Finance has the power to impose a licensing requirement in certain acquisitions in extremely limited circumstances. Under the current Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.


E.   TAXATION

     JAPANESE TAXATION

     The following is a summary of the material Japanese national tax consequences of the ownership of common stock or ADRs. It is not intended to be exhaustive. Holders are recommended to consult their own tax advisers as to their tax position in view of their particular circumstances.

     For purposes of the Income Tax Convention between the United States and Japan, or the Tax Convention, U.S. holders of ADRs will be treated as the owners of the common stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, an eligible U.S. holder is a beneficial owner of common stock or ADRs that is a U.S. holder, as defined under "-- United States Taxation," and that is entitled to the benefits of the Tax Convention.

     Generally, a non-resident individual, whom we refer to as a non-resident of Japan, or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by us. Stock splits in themselves are not subject to Japanese tax.

     In the absence of an applicable tax treaty, convention, or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%. Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States.

     Under the Tax Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an eligible U.S. holder generally is limited to 15% of the gross amount distributed. A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on a payment of dividends by us is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before such payment of dividends. A resident proxy for a non-resident holder may satisfy this application requirement. With respect to ADRs, this reduced rate is applicable if the depositary or its agent submits two application forms, one before payment of dividends and the other within eight months after our applicable fiscal period-end. To claim this reduced rate, a non-resident holder of ADRs will be required to file a proof of taxpayer status, residence, and beneficial ownership as applicable and to provide such other information or documents as may be required by the depositary. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty from the relevant Japanese tax authority.

     Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of shares of common stock or ADRs outside Japan, or from the sale of shares of common stock or ADRs within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, are not subject to Japanese tax.

     Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired shares of common stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased or donor is a Japanese resident.

     If we purchase shares of our common stock or ADRs by way of a tender offer and retire the shares or the shares underlying the ADRs with retained earnings available for dividend payment, individual shareholders who sell the shares or ADRs to us in such tender offer and who are non-residents of Japan having a permanent establishment within Japan:

     - will be subject to Japanese taxation at a rate of 26% on gains realized by individuals from sales of shares or ADRs if such sales are made on or before March 31, 2002, or

     - until March 31, 2003, the taxpayers may choose a 1.05% withholding tax on their gross sales proceeds.

This is an interim measure, applicable to periods ending on or prior to March 31, 2002. After such date, unless the present treatment is extended, non-residents of Japan having a permanent establishment within Japan will be treated similarly to non-Japanese corporations having a permanent establishment within Japan as discussed below.

     If the sellers are non-Japanese corporations having a permanent establishment within Japan:

     - the portion of the proceeds received from us corresponding to the excess over the aggregate of the portions attributable to stated capital and paid-in capital will be deemed dividends and subject to taxation on dividends, and the rest of the net proceeds will be subject to the taxation treatment for gains realized from sales of shares.

     For non-resident individuals having no permanent establishment within
Japan:

     - no Japanese income tax will accrue, except in certain exceptional circumstances.

     For non-Japanese corporations having no permanent establishment within
Japan:

     - the portion of the proceeds received from us which is deemed dividends as discussed above in the context of non-Japanese corporations having a permanent establishment within Japan will be subject to withholding tax, generally at 20% subject to applicable tax treaty provisions; or

     - except in certain exceptional cases, no further Japanese tax will be imposed.

     Holders of shares of common stock or ADRs should consult their tax advisers regarding the effect of these taxes.

     UNITED STATES TAXATION

     The following is a summary of the material United States federal income tax consequences of the ownership of common stock or ADRs by a U.S. holder, as defined below. This summary is based on United States tax laws, including the United States Internal Revenue Code of 1986, or the "Code," its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the Tax Convention, all of which are subject to change possibly with retroactive effect.

     The following summary is not a complete analysis or description of all potential United States federal income tax consequences to a U.S. holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as non-U.S. persons, banks, insurance companies, dealers, tax-exempt entities, persons holding a share of common stock or an ADR as part of a straddle, hedging, conversion, or integrated transaction and holders of 10% or more of our voting shares) are subject to special tax treatment. It does not address any state or local tax consequences of an investment in common stock, ADRs or debt securities.

     This summary addresses only common stock, ADRs or debt securities held as capital assets.

     As used herein, a "U.S. holder" is a beneficial owner of common stock, ADRs, or debt securities, as the case may be, that is, for United States federal income tax purposes:

     -    a citizen or resident of the United States;

     - a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States or of any political subdivision thereof, or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     WE URGE U.S. HOLDERS TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF COMMON STOCK, ADRS OR DEBT SECURITIES.

     If the obligations of the depositary are performed in accordance with the terms of the deposit agreement, holders of ADRs generally will be treated as the owners of the shares represented by the ADRs. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs. Accordingly, the discussion on the creditability of Japanese taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

     We believe, and the discussion therefore assumes, that we are not and will not become a "passive foreign investment company" or a "foreign personal holding company" for United States federal income tax purposes.

     Taxation of Dividends. U.S. holders will include the gross amount of any dividends received (before reduction for Japanese withholding taxes), to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), as ordinary income in their gross income. The dividend will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADRs, or by the shareholder in the case of U.S. holders of common stock, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If a U.S. holder realizes gain or loss on a sale or other disposition of Japanese yen, it will generally be U.S. source ordinary income or loss.

     Subject to certain limitations, the Japanese tax withheld in accordance with the Tax Convention will be creditable against the U.S. holder's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. However, this generally will be treated separately, together with other items of "passive income" or, in the case of certain U.S. holders, "financial services income."

     Taxation of Capital Gains. Upon a sale or other disposition of common stock or ADRs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis, determined in U.S. dollars, in such common stock or ADRs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for such common stock or ADRs exceeds one year. Any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Any deposits and/or withdrawals of common stock made with respect to ADRs are not subject to United States federal income tax.

     Information Reporting and Backup Withholding. Dividends paid on common stock or ADRs to a U.S. holder, or proceeds from a U.S. holder's sale, exchange or other disposition of common stock or ADRs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. holder:

     - is a corporation or comes within certain other categories of exempt recipients, and, when required, demonstrates this fact, or

     - provides a correct taxpayer identification number on a properly completed U.S. Internal Revenue Service, or IRS, Form W-9 of substitute form, certifies that the U.S. holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

     Any amount withheld under these rules will be creditable against the U.S. holder's United States federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the IRS. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the IRS.

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.


G.   STATEMENTS BY EXPERTS

     Not applicable.


H.   DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 at proscribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements, and other information regarding registrants that file electronically with the SEC.


I.   SUBSIDIARY INFORMATION

     Please refer to discussion under "Item 4.C. Organizational Structure."


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     In the normal course of our business, we are exposed to cash flow risks and risks of fair value of assets and liabilities resulting from fluctuations in foreign currency exchange rates and interest rates. In order to reduce such risks, we enter into various kinds of financial instruments. We do not, however, own any such financial instruments for trading purposes. The counterparties to our derivative transactions are major financial institutions. We have established credit lines for each of such financial institutions, considering, among other factors, their credit quality, and manage the monthly balance for each such institution.

     We adopt sensitivity analyses for the evaluation of our risks resulting from fluctuations of foreign currency exchange rates and interest rates. In such sensitivity analysis, we assume certain movements of foreign currency exchange rates or interest rates, and value our risks that such movements may affect the fair value of our financial instruments, such as cash and cash equivalents, marketable and investment securities, loans, short-term borrowings, long-term debt, and derivative financial instruments. The market value of risks resulting from foreign currency exchange rate movements and interest rate movements is the present value of future cash flows affected by those rate movements in accordance with the valued market risk. The discount rate used in the assessment of the present value is determined based on the foreign currency exchange and interest rates at March 31, 2001. The difference between the fair value so calculated based on such movements of foreign currency exchange and/or interest rates, and the actual fair value (market value) at March 31, 2001, is the profit or loss assumed by such risks. We have not included the effect of accounts receivable and payable denominated in foreign currencies that are the object of our derivative hedging. Therefore, the following sensitivity analysis amounts do not reflect the full effect of the hedging activities related to all of the underlying exposures.


RISKS FROM FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS

     We enter into certain derivative contracts in order to hedge the adverse impact of fluctuations in foreign currency exchange rates on our monetary assets and liabilities denominated in foreign currency arising from our operating activities. The primary classes of derivative financial instruments used for this purpose are forward exchange contracts, and currency swap agreements. These derivative financial instruments are used to hedge the effects from foreign currency exchange rate fluctuations of, among others, U.S. dollars and Euros against Japanese yen. If exchange rates of such currencies against Japanese yen decrease by 10% while conditions other than such exchange rates remain the same, then the fair value of our financial instruments would increase by JPY 8.0 billion. On the other hand, if such exchange rates rise by 10%, the fair value of such financial instruments would decrease by JPY 8.0 billion.


RISKS FROM INTEREST RATE FLUCTUATIONS

     We are also exposed to risks of interest rate fluctuations that may affect the fair value of our financial assets and liabilities (mainly long-term debt). We enter into certain derivative contracts in order to hedge losses resulting from fluctuations in interest rates. The primary classes of derivative financial instruments used for this purpose are interest rate swap agreements. If interest rates rise by 10% from those of March 31, 2001 while conditions other than such interest rates remain the same, then the fair value of those financial instruments would increase by JPY 1.3 billion. On the other hand, if such interest rates decrease by 10%, the fair value of such financial instruments would decrease by JPY 1.3 billion.


RISK FROM PRICE MOVEMENTS OF MARKETABLE SECURITIES

     All of our marketable securities are classified as available-for-sale securities. We do not own any marketable securities for trading purposes. The following table sets forth the maturity dates and cost and fair values of debt securities in our investment portfolio, and the cost and fair values of equity securities therein, at March 31, 2001.

                                                    (IN MILLIONS OF YEN)
                                                      AT MARCH 31, 2001
                                                 --------------------------
                                                     COST       FAIR VALUE
                                                 -----------    -----------
Debt securities (by maturity dates):
  Less than 1 year                               JPY  13,120    JPY  15,907
  1 to 2 years                                         5,484          7,972
  2 to 3 years                                            92            109
  3 to 4 years                                         3,050          3,132
  4 to 5 years                                           721            602
  over 5 years                                         3,958          6,680
Equity securities:                                   233,842        301,278
                                                 -----------    -----------
Total                                            JPY 260,267    JPY 335,680
                                                 ===========    ===========


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES.

     None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15. [RESERVED].


ITEM 16. [RESERVED].


                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.


ITEM 18. FINANCIAL STATEMENTS.

     Please see our consolidated financial statements beginning on page F-1.


ITEM 19. EXHIBITS.

     The following documents are exhibits to this document:

     1. Articles of incorporation, as amended to date (including English translation) (incorporated by reference to NEC's Annual Report on Form 20-F filed on September 29, 1998).

     2. Share handling regulations, as amended to date (English translation) (incorporated by reference to Annual Report on NEC's Form 20-F filed on September 28, 2000).

     8.   Subsidiaries of the Company (see "Item 4.C. Organizational
          Structure").

                                   SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                             NEC CORPORATION


                                             By:/s/Koji Nishigaki
                                                --------------------------------
                                                Koji Nishigaki
                                                President


Date: September 21, 2001

                                 NEC Corporation

                   Index to Consolidated Financial Statements


                                                                                                Page
                                                                                              --------
Report of Ernst & Young, Independent Auditors                                                   F-2

Report of PricewaterhouseCoopers, Independent Accountants                                     F-3,F-4

Consolidated Balance Sheets at March 31, 1999, 2000 and 2001                                  F-5,F-6

Consolidated Statements of Operations, Comprehensive Income
  (Loss) and Retained Earnings for the years ended
  March 31, 1999, 2000 and 2001                                                                 F-7

Consolidated Statements of Cash Flows for the years ended
  March 31, 1999, 2000 and 2001                                                                 F-8

Notes to Consolidated Financial Statements                                                    F-9-F-47

Financial Statement Schedules for the years ended March 31, 1999 and 2000 and 2001:
  II - Valuation and Qualifying Accounts                                                        F-48

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

     Financial statements of majority-owned subsidiaries not consolidated and of 50 percent or less owned persons accounted for by the equity method have been omitted because the registrant's and its other subsidiaries' proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20 percent of the respective consolidated amounts, and the investment in and advances to each company is less than 20 percent of consolidated total assets.

                         Report of Independent Auditors



The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheet of NEC Corporation (the "Company") as of March 31, 2001, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for the year then ended, all expressed in Japanese yen. Our audit also included the information for the year ended March 31, 2001 included in the financial statement schedule listed in the Index at Item 18 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 2001 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2001, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the information for the year ended March 31, 2001 included in the related financial statement schedule, when considered in relation to the basic consolidated financial statements as a whole, presented fairly in all material respects to the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2001 the Company changed its method of accounting for the sale of stock by a subsidiary.



                                                       /s/ Ernst & Young


Tokyo, Japan
April 25, 2001

                       Report of Independent Accountants



To the Board of Directors and
Shareholders of NEC Corporation
(Nippon Denki Kabushiki Kaisha)


We have audited the accompanying consolidated balance sheet as of March 31, 2000 and the related consolidated statements of operations, comprehensive income
(loss) and retained earnings, of cash flows, and financial statement schedule of NEC Corporation and its consolidated subsidiaries for each of the two years in the period ended March 31, 2000, stated in yen. These financial statements and financial statement schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our report dated June 18, 1999, we expressed an opinion that the consolidated financial statements present fairly, in all material respects, the financial position of NEC Corporation and its consolidated subsidiaries at March 31, 1998 and 1999, and the results of operation and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America, except for the effects of the departure from SFAS No. 115 in accounting for certain investments in debt and equity securities, and the omission of segment information. From the year ended March 31, 2000, the company has applied SFAS No. 115 and has presented segment information and restated its prior years' consolidated financial statements. Accordingly, our present opinion on the consolidated financial statements for the year ended March 31, 1999, as presented herein, is different from that expressed in our previous report.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEC Corporation and its consolidated subsidiaries at March 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule referred to above presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

To the Board of Directors and
Shareholders of NEC Corporation
Page 2


We have not audited the consolidated financial statements and financial statement schedule of NEC Corporation and its consolidated subsidiaries for any period subsequent to March 31, 2000.



/s/ PricewaterhouseCoopers
--------------------------
PricewaterhouseCoopers
Tokyo, Japan


May 11, 2000, except for the issuance of JPY 100,000 million zero coupon unsecured yen convertible debentures due 2007 disclosed in Note 7, as to which date is August 11, 2000

                                 NEC Corporation

                           Consolidated Balance Sheets

                                                                                                             MARCH 31
                                                                                                  ------------------------------
                                                                                                       2000             2001
                                                                                                  -------------    -------------
                                                                                                        (Millions of yen)
ASSETS
Current assets:
  Cash and cash equivalents                                                                         JPY 373,967      JPY 386,835
  Notes receivable, trade (Notes 7 and 14)                                                               49,319           60,127
  Accounts receivable, trade (Notes 7 and 14)                                                           854,257        1,020,205
  Allowance for doubtful notes and accounts                                                             (26,415)         (27,199)
  Inventories (Note 5)                                                                                  747,609          828,081
  Deferred tax assets (Note 9)                                                                           73,802          123,786
  Prepaid expenses and other current assets                                                              80,992           73,940
                                                                                                  -------------    -------------
Total current assets                                                                                  2,153,531        2,465,775

Investments and long-term receivables:
  Marketable securities (Notes 4 and 7)                                                                 486,959          335,680
  Investments and advances (Notes 3 and 4):
    Affiliated companies                                                                                160,288          194,138
    Other                                                                                               184,563          153,964
  Long-term receivables, trade                                                                           53,018           49,855
                                                                                                  -------------    -------------
                                                                                                        884,828          733,637

Property, plant and equipment (Notes 7 and 19):
  Land                                                                                                  112,731           98,261
  Buildings                                                                                             885,842          935,953
  Machinery and equipment                                                                             2,277,678        2,321,503
  Construction in progress                                                                               71,075           59,171
                                                                                                  -------------    -------------
                                                                                                      3,347,326        3,414,888
  Accumulated depreciation                                                                           (2,232,075)      (2,286,075)
                                                                                                  -------------    -------------
                                                                                                      1,115,251        1,128,813
Other assets:
  Deferred tax assets (Note 9)                                                                          128,025          178,838
  Intangible assets (Note 6)                                                                            233,056          243,630
  Other                                                                                                  94,273           72,931
                                                                                                  -------------    -------------
                                                                                                        455,354          495,399
                                                                                                  -------------    -------------
                                                                                                  JPY 4,608,964    JPY 4,823,624
                                                                                                  =============    =============

                                                                                                          MARCH 31
                                                                                               ------------------------------
                                                                                                   2000              2001
                                                                                               -------------    -------------
                                                                                                      (Millions of yen)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings (Note 7)                                                                 JPY 376,487      JPY 231,251
  Current portion of long-term debt (Note 7)                                                         254,565          231,713
  Notes payable, trade                                                                                68,997           83,899
  Accounts payable, trade                                                                            837,682        1,107,449
  Accounts payable, other and accrued expenses                                                       264,597          296,585
  Accrued income taxes                                                                                17,438           42,862
  Other current liabilities                                                                          136,391          203,904
                                                                                               -------------    -------------
Total current liabilities                                                                          1,956,157        2,197,663

Long-term liabilities:
  Long-term debt (Note 7)                                                                          1,326,138        1,221,295
  Accrued pension and severance costs (Note 8)                                                       261,301          400,333
  Other                                                                                               24,065           20,910
                                                                                               -------------    -------------
                                                                                                   1,611,504        1,642,538

Minority shareholders' equity in consolidated subsidiaries                                            64,450           68,387


Commitments and contingent liabilities (Note 20)

Shareholders' equity (Note 10):
  Common stock, JPY 50 par value:
    Authorized  - 3,200,000,000 shares
    Issued 2000 - 1,628,819,840 shares                                                               231,137
           2001 - 1,656,259,435 shares                                                                                244,717
  Additional paid-in capital                                                                         348,234          361,813
  Legal reserve                                                                                       36,922           39,046
  Retained earnings                                                                                  312,638          349,033
  Accumulated other comprehensive income (loss)                                                       48,005          (78,603)
                                                                                               -------------    -------------
                                                                                                     976,936          916,006
Treasury stock, at cost:
  2000 - 30,559 shares                                                                                   (83)
  2001 - 307,716 shares                                                                                                  (970)
                                                                                               -------------    -------------
                                                                                                     976,853          915,036
                                                                                               -------------    -------------
                                                                                               JPY 4,608,964    JPY 4,823,624
                                                                                               =============    =============

See notes to consolidated financial statements.

                                 NEC Corporation

       Consolidated Statements of Operations, Comprehensive Income (Loss)
                              and Retained Earnings


                                                                                              YEAR ENDED MARCH 31
                                                                               -------------------------------------------------
                                                                                   1999              2000               2001
                                                                               -------------     -------------     -------------
                                                                                              (Millions of yen)
Sales and other income:
  Net sales                                                                    JPY 4,759,412     JPY 4,991,447     JPY 5,409,736
  Interest, gain on securities sold, dividends and other
    (Notes 4, 18 and 19)                                                              56,379           218,444           140,062
  Gain due to stock offerings by subsidiaries (Note 17)                                    -                 -            41,324
                                                                               -------------     -------------     -------------
                                                                                   4,815,791         5,209,891         5,591,122
Costs and expenses:
  Cost of sales                                                                    3,520,837         3,664,513         3,981,113
  Selling, general and administrative (Notes 15 and 16)                            1,235,436         1,216,520         1,243,440
  Interest                                                                            67,165            70,211            63,873
  Other (Note 18)                                                                    217,079           228,464           210,373
                                                                               -------------     -------------     -------------
                                                                                   5,040,517         5,179,708         5,498,799
                                                                               -------------     -------------     -------------
Income (loss) before income taxes                                                   (224,726)           30,183            92,323
Provision (benefit) for income taxes (Note 9)                                        (72,988)           32,484            56,308
                                                                               -------------     -------------     -------------
Income (loss) before minority interest and equity in earnings
 (losses) of affiliated companies                                                   (151,738)           (2,301)           36,015

Minority interest in income (losses) of consolidated subsidiaries                     (5,545)           (1,419)            1,296
                                                                               -------------     -------------     -------------
Income (loss) before equity in earnings (losses) of affiliated companies            (146,193)             (882)           34,719

Equity in earnings (losses) of affiliated companies
 (Note 3)                                                                             (5,068)           11,298            21,884
                                                                               -------------     -------------     -------------
Net income (loss)                                                                   (151,261)           10,416            56,603

Comprehensive income (loss):
  Other comprehensive income (loss), net of tax (Note 10):
    Foreign currency translation adjustments                                         (14,510)          (24,333)           19,127
    Minimum pension liability adjustment (Note 8)                                    (55,794)           28,243           (84,871)
    Unrealized gains (losses) on marketable securities
    (Note 4)                                                                         (24,065)           41,500           (60,864)
                                                                               -------------     -------------     -------------
Other comprehensive income (loss)                                                    (94,369)           45,410          (126,608)
                                                                               -------------     -------------     -------------
Comprehensive income (loss)                                                     JPY (245,630)       JPY 55,826       JPY (70,005)
                                                                               =============     =============     =============
Retained earnings:
  Balance at beginning of year                                                   JPY 484,266       JPY 313,262       JPY 312,638
  Net income (loss)                                                                 (151,261)           10,416            56,603
  Dividends                                                                          (18,172)           (9,770)          (18,084)
  Transfer to legal reserve                                                           (1,571)           (1,270)           (2,124)
                                                                               -------------     -------------     -------------
  Balance at end of year                                                         JPY 313,262       JPY 312,638       JPY 349,033
                                                                               =============     =============     =============

                                                                                    1999               2000              2001
                                                                               -------------     -------------     -------------
                                                                                                     (Yen)

Net income (loss) per share (Note 12):
  Basic                                                                           JPY (94.49)         JPY 6.40         JPY 34.55
  Diluted                                                                             (94.49)             6.40             32.17

Cash dividends per share                                                                8.50              6.00             11.00

See notes to consolidated financial statements.

                                 NEC Corporation

                      Consolidated Statements of Cash Flows

                                                                                               YEAR ENDED MARCH 31
                                                                                 ------------------------------------------------
                                                                                     1999               2000              2001
                                                                                 ------------       -----------       -----------
                                                                                                (Millions of yen)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                              JPY (151,261)       JPY 10,416        JPY 56,603
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation                                                                      306,442           260,942           250,138
    Deferred income taxes                                                            (121,309)           (2,102)           (2,463)
    (Gain) loss on property, plant and equipment                                        3,991           (24,249)          (13,823)
    Realized (gain) loss on marketable securities                                      11,083           (98,194)            2,175
    Gain due to stock offerings by subsidiaries                                             -                 -           (41,324)
    Provision for pension and severance costs, less payments                            3,709            10,310             5,060
    Equity in (earnings) losses of affiliated companies, net of dividends              18,179            (7,552)          (17,149)
    Minority interest in income (losses) of consolidated subsidiaries                  (5,545)           (1,419)            1,296
    (Increase) decrease in notes and accounts receivable                               44,928           201,934          (139,644)
    (Increase) decrease in inventories                                                 55,867            85,104           (83,769)
    Increase (decrease) in notes and accounts payable                                 (68,972)           80,817           226,886
    Increase (decrease) in other current liabilities                                  (24,907)          (56,383)          110,723
    Other, net                                                                         42,640            (1,087)            5,783
                                                                                 ------------       -----------       -----------
Net cash provided by operating activities                                             114,845           458,537           360,492

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of property, plant and equipment                                 39,438           246,386           112,887
  Additions to property, plant and equipment                                         (279,849)         (263,767)         (310,711)
  Proceeds from sales of marketable securities                                         18,087           180,576            48,053
  Purchase of marketable securities                                                   (26,286)          (97,606)           (3,373)
  Proceeds from sales of affiliates' stock                                                  -            33,672            55,656
  Investments in affiliated companies                                                 (32,183)                -                 -
  Cash acquired relating to newly consolidated subsidiaries                            37,388             2,022               693
  Disbursements for long-term loans                                                   (11,164)             (646)          (23,151)
  Decrease in long-term loans                                                           6,501             1,599            10,458
  Increase in other investment securities                                             (47,123)           (6,241)           (2,028)
  Other, net                                                                          (33,396)           (5,599)              (10)
                                                                                 ------------       -----------       -----------
Net cash provided by (used in) investing activities                                  (328,587)           90,396          (111,526)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                                                      1,078,359            24,916           115,401
  Repayments of long-term debt                                                       (194,026)         (282,917)         (218,144)
  Decrease in short-term borrowings                                                  (646,178)         (222,434)         (149,988)
  Dividends paid                                                                      (17,583)           (9,801)          (14,577)
  Proceeds from stock offerings by subsidiaries                                             -                 -            24,635
  Other, net                                                                              294             2,765             2,627
                                                                                 ------------       -----------       -----------
Net cash provided by (used in) financing activities                                   220,866          (487,471)         (240,046)
Effect of exchange rate changes on cash and cash equivalents                           (6,431)           (7,164)            3,948
                                                                                 ------------       -----------       -----------
Net increase in cash and cash equivalents                                                 693            54,298            12,868
Cash and cash equivalents at beginning of year                                        318,976           319,669           373,967
                                                                                 ------------       -----------       -----------
Cash and cash equivalents at end of year                                          JPY 319,669       JPY 373,967       JPY 386,835
                                                                                 ------------       -----------       -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                                         JPY 64,877        JPY 70,120        JPY 63,021
  Income taxes                                                                         30,713            39,277            33,347
SUPPLEMENTAL INFORMATION OF NONCASH FINANCING ACTIVITIES
Conversion of convertible debt into shares of common stock                         JPY 28,870         JPY 1,292        JPY 27,159

See notes to consolidated financial statements.

                                 NEC Corporation

                   Notes to Consolidated Financial Statements

                                 March 31, 2001


1.   NATURE OF OPERATIONS

NEC Corporation and its consolidated subsidiaries (the "Company") is a provider of products, services, and support solutions for the industrial and consumer Internet environment. Organizationally, the Company's major operating segments are as follows; NEC Solutions, NEC Networks and NEC Electron Devices.

NEC Solutions designs, develops, manufactures and markets computer systems which include Internet services, supercomputers, mainframe computers, PCs, PC servers, UNIX servers, workstations, software products, system integration services, printers, hard disk drives and related maintenance services.

NEC Networks designs, develops, manufactures and markets networking systems and communications equipment which include switching systems, mobile communication systems, fiber-optic transmission systems, CATV systems, routers, microwave communication systems, television and radio broadcast equipment, satellites, and cellular phones.

NEC Electron Devices designs, develops, manufactures and markets devices which include dynamic random access memories (DRAMs) and other memories, application-specific integrated circuits (ASICs), microcomputers, color liquid crystal displays (LCDs), color plasma display panels (PDPs), transistors, diodes, relays, and car electronic products.

The Company's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia, and its products are marketed by the Company throughout the world.


2.   SIGNIFICANT ACCOUNTING POLICIES

NEC Corporation and its Japanese subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries in which such subsidiaries are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies, after reflecting adjustments for the above, are as follows:


"BASIS OF CONSOLIDATION AND INVESTMENTS IN AFFILIATED COMPANIES"

The consolidated financial statements include the accounts of NEC Corporation and its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated. The fiscal years of certain foreign subsidiaries are December 31 and there have been no significant transactions for such subsidiaries for the period from January 1, 2001 to March 31, 2001.

Investments in 20 - 50% owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.


"CASH EQUIVALENTS"

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.


"FOREIGN CURRENCY TRANSLATION"

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at appropriate year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.


"MARKETABLE SECURITIES AND OTHER INVESTMENTS"

The Company classifies its marketable securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost or less.


"INVENTORIES"

Inventories are stated at the lower of cost or market.

Finished products made to customer specifications are stated at accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

"INVENTORIES (CONTINUED)

Work in process made to customer specifications is stated at accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost basis.


"PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION"

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.


"INTANGIBLE ASSETS"

Intangible assets consist primarily of the costs of purchased patents and trade names and goodwill. Goodwill represents the excess of cost over the fair value of net tangible assets acquired in business combinations. Costs allocated to patents and trade names are amortized principally on a straight-line basis over their estimated useful lives. Goodwill is amortized on a straight-line basis over the period of expected benefit which does not exceed 10 years.


"IMPAIRMENT OF LONG-LIVED ASSETS"

Long-lived assets are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.


"INCOME TAXES"

Deferred tax assets and liabilities are determined based on the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax effects attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

"ADDITIONAL PAID-IN CAPITAL AND FREE DISTRIBUTIONS OF COMMON STOCK"

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


"SALE OF STOCK BY A SUBSIDIARY"

When a subsidiary sells stock to unrelated third parties, the Company's ownership interest in the subsidiary decreases; however, if the price per share is more or less than the Company's average carrying amount per share, the Company is required to adjust the carrying amount of its investment in the subsidiary.

Prior to fiscal 2001, the Company accounted for such adjustments as capital transactions, with a charge or credit to additional paid-in capital. In fiscal 2001, the Company changed its accounting method to recognize such gains or losses in income for the year in which the change in ownership interest occurs.

The Company believes this change is to a preferable method because it better reflects the Company's stated strategy of taking competitive subsidiaries public and raising their overall corporate value. As a result of the change, net income and diluted net income per share for the year ended March 31, 2001 increased by JPY 8,868 million and by JPY 4.79 per share, respectively.


"NET INCOME PER SHARE"

Basic net income per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

"REVENUE RECOGNITION"

Revenue from sales of mass-produced standard products such as electron devices, mobile terminals, computers and workstations is recognized when the products are shipped.

Revenue from services is recognized as the services are provided.

Revenue from development of custom software products is recognized when the software products have been delivered and accepted by the customer.

The Company enters into multiple element projects with customers which include both products and services. Such projects generally include several separate agreements covering portions of the project. If the Company has vendor specific objective evidence for revenues allocated to each separate agreement and undelivered elements are not essential to functionality of delivered elements, revenue is allocated among the elements as each is completed and accepted by the customer. If undelivered elements are essential to functionality, revenue for the project is recognized when all elements have been completed and the project is accepted by the customer.


"SHIPPING AND HANDLING COSTS"

The Company includes shipping and handling costs which totaled JPY 4,268 million, JPY 6,938 million and JPY 6,719 million for the years ended March 31, 1999, 2000 and 2001 in selling, general and administrative expenses.


"DERIVATIVE FINANCIAL INSTRUMENTS"

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes. To qualify for hedge accounting, the contracts must meet defined correlation and effectiveness criteria, be designated as hedges and substantially offset the changes in the value of the hedged item.

Forward exchange contracts: Gains and losses on contracts designated as hedges are recognized in income and are offset against the foreign exchange differences in the underlying assets and liabilities. The gains and losses are included in other income or expenses. The discounts and premiums on forward exchange contracts are amortized over the lives of the respective contracts and included in interest expense. The related receivable or payable is included in other current assets or other current liabilities. Agreements that are, in substance, essentially the same as forward exchange contracts, such as currency swaps, are accounted for in a manner similar to the accounting for forward exchange contracts.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

"DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate swap agreements: The differentials to be paid or received related to interest rate swap agreements are recognized in interest expense over the lives of the agreement. The receivable or payable for the differential is included in other current assets or other current liabilities.


"SALES OF RECEIVABLES"

In some cases, the Company retains certain interests in trade receivables sold in securitizations. Gain or loss on the sale of the trade receivables is based on the previous carrying amount of the trade receivables involved in the transfer, allocated between the trade receivables sold and the retained interests based on their relative fair values at the transfer date. The Company generally estimates fair value based on the present value of future expected cash flows estimated using certain assumptions; credit losses and discount rates commensurate with the risks involved.


"NEW ACCOUNTING STANDARDS"

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The Company will adopt the new Statement effective April 1, 2001. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. Based on derivative positions at March 31, 2001, the Company estimates that upon adoption of SFAS No. 133 a loss from the cumulative effect of an accounting change of approximately JPY 2,595 million will be recorded in the statement of operations and a reduction of approximately JPY 3,606 million will be recorded in accumulated other comprehensive income
(loss).

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces SFAS No. 125 with the same title and revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires entities that have securitized financial assets to provide specific disclosures. SFAS No. 140 is effective for transfer and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Adoption of SFAS No. 140 will not have a material effect on the Company's statement of operations or financial positions.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

"RECLASSIFICATIONS"

Certain accounts in the consolidated financial statements for the years ended March 31, 1999 and 2000 have been reclassified to conform to the 2001 presentation.


3.   INVESTMENTS IN AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of voting shares at March 31, 2001 are: Nippon Electric Glass Co., Ltd. (35.3%); ANRITSU CORPORATION (21.6%); Toyo Communication Equipment Co., Ltd. (20.4%); NITSUKO CORPORATION (34.8%); Tokin Corporation (41.1%); NEC Leasing, Ltd. (50.0%); SUMITOMO 3M Limited (25.0%); Elpida Memory, Inc. (50.0%); NEC-Mitsubishi Electric Visual Systems Corporation (50.0%) and 7 other companies at March 31, 2001. See Note 22 for discussion of changes subsequent to March 31, 2001.

Summarized financial information relating to affiliated companies accounted for by the equity method is as follows:

                                                                                         MARCH 31
                                                                             ---------------------------------
                                                                                  2000                2001
                                                                             -------------       -------------
                                                                                     (Millions of yen)
Current assets                                                                 JPY 937,351       JPY 1,189,132
Other assets, including property, plant and equipment                              968,509           1,043,043
                                                                             -------------       -------------
Total assets                                                                 JPY 1,905,860       JPY 2,232,175
                                                                             =============       =============
Current liabilities                                                            JPY 614,305         JPY 854,569
Long-term liabilities                                                              800,913             751,623
Shareholders' equity                                                               490,642             625,983
                                                                             -------------       -------------
Total liabilities and shareholders' equity                                   JPY 1,905,860       JPY 2,232,175
                                                                             =============       =============

                                 NEC Corporation

3.   INVESTMENTS IN AFFILIATED COMPANIES (CONTINUED)

                                                                            YEAR ENDED MARCH 31
                                                        ----------------------------------------------------------
                                                             1999                   2000                  2001
                                                        -------------           -------------        -------------
                                                                              (Millions of yen)
Sales and operating revenue                             JPY 1,444,449  *1       JPY 1,104,816        JPY 1,388,641
Gross profit                                                  221,536  *1             212,714              276,966
Net income (loss)                                             (68,985) *1              30,204               75,888

------------
*1 Including the following amounts related to Packard Bell NEC, Inc. ("PBN") during the period in fiscal 1999 up to the time when the Company consolidated PBN: sales of JPY 170,293 million; a gross loss of JPY 1,934 million and a net loss of JPY 43,413 million, respectively. Please refer to the separate caption, "Investment in Packard Bell NEC, Inc.," which is indicated below.

Of the 16 affiliated companies at March 31, 2001 (11 companies at March 31,
2000) accounted for by the equity method, the stocks of 5 companies (5 companies at March 31, 2000) carried at JPY 114,262 million and JPY 118,382 million at March 31, 2000 and 2001, respectively, had quoted market values of an aggregate of JPY 180,408 million and JPY 217,234 million at March 31, 2000 and 2001, respectively.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

                                                                                     MARCH 31
                                                                          ------------------------------
                                                                             2000                2001
                                                                          ----------          ----------
                                                                                (Millions of yen)
Receivables, trade                                                        JPY 14,010          JPY 62,929
Payables, trade                                                               60,506              83,636


                                                                       YEAR ENDED MARCH 31
                                                       --------------------------------------------------
                                                          1999              2000                  2001
                                                       -----------       -----------          -----------
                                                                      (Millions of yen)
Sales                                                  JPY 254,738       JPY 211,388          JPY 206,961
Purchases                                                  114,273           111,119              172,571

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 1999, 2000 and 2001 totaled JPY 4,331 million, JPY 3,746 million and JPY 5,052 million, respectively.

                                 NEC Corporation

3.   INVESTMENTS IN AFFILIATED COMPANIES (CONTINUED)

"INVESTMENT IN PACKARD BELL NEC, INC."

In September 1998, since the Company attained a controlling ownership interest in Packard Bell NEC, Inc. ("PBN"), the Company consolidated PBN effective October 1, 1998. In the year ended March 31, 1999, considering the disappointing financial performance of PBN, the Company prepared a revised business plan and operating forecast. Based on such revised business plan and operating forecast, the Company determined that goodwill, which had been recognized relating to the acquisitions of PBN, had been impaired and recorded a loss of JPY 37,795 million including the amortization.

The following unaudited pro forma financial information for the Company gives effect to the PBN acquisitions as if they had occurred on April 1, 1998. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

                                                                  YEAR ENDED
                                                                MARCH 31, 1999
                                                             -------------------
                                                               (Millions of yen)
Net sales                                                       JPY 4,920,776
Net loss                                                             (151,261)


                                                                 YEAR ENDED
                                                               MARCH 31, 1999
                                                               --------------
                                                                   (Yen)
Net loss per share:
  Basic                                                          JPY (94.49)
  Diluted                                                            (94.49)

During the year ended March 31, 2000, PBN decided to close its operations. Based on the decision, the Company treated PBN as a liquidated company and recorded a loss of JPY 15,011 million, net of the effect of the exemption of non-voting redeemable convertible preferred stock.

                                 NEC Corporation

4.   MARKETABLE SECURITIES

The following is a summary of marketable securities by major security type:

                                                                     MARCH 31, 2000
                                           --------------------------------------------------------------------
                                                                 GROSS             GROSS
                                                              UNREALIZED         UNREALIZED
                                                                HOLDING            HOLDING
                                              COST               GAINS             LOSSES           FAIR VALUE
                                           -----------        -----------        -----------        -----------
                                                                     (Millions of yen)
Available-for-sale:
  Equity securities                        JPY 294,652        JPY 186,533         JPY 21,003        JPY 460,182
  Debt securities                               25,987              1,987              1,197             26,777
                                           -----------        -----------         ----------        -----------
                                           JPY 320,639        JPY 188,520         JPY 22,200        JPY 486,959
                                           ===========        ===========         ==========        ===========


                                                                     MARCH 31, 2001
                                           --------------------------------------------------------------------
                                                                 GROSS             GROSS
                                                              UNREALIZED         UNREALIZED
                                                                HOLDING            HOLDING
                                              COST               GAINS             LOSSES           FAIR VALUE
                                           -----------        -----------        -----------        -----------
                                                                     (Millions of yen)
Available-for-sale:
  Equity securities                        JPY 233,842        JPY 100,420        JPY 32,984         JPY 301,278
  Debt securities                               26,425              8,209               232              34,402
                                           -----------        -----------        ----------         -----------
                                           JPY 260,267        JPY 108,629        JPY 33,216         JPY 335,680
                                           ===========        ===========        ==========         ===========

Contractual maturities of available-for-sale debt securities at March 31, 2001 are in the period from June 20, 2001 to December 14, 2009.

Proceeds from sales of available-for-sale securities were JPY 18,087 million, JPY 180,576 million and JPY 48,053 million for the years ended March 31, 1999, 2000 and 2001, respectively. Gross realized gains were JPY 12,887 million, JPY 98,200 million and JPY 40,099 million for the years ended March 31, 1999, 2000 and 2001, respectively, and gross realized losses, including writedowns, were JPY 23,970 million, JPY 6 million and JPY 42,274 million for the years ended March 31, 1999, 2000 and 2001, respectively.

                                NEC Corporation

5.   INVENTORIES

Inventories at March 31, 2000 and 2001 consisted of the following:

                                                                                           MARCH 31
                                                                                -----------------------------
                                                                                   2000               2001
                                                                                -----------       -----------
                                                                                      (Millions of yen)
Finished products                                                               JPY 224,228       JPY 294,876
Work in process and semifinished components                                         384,544           403,501
Less - advance payments received                                                    (40,691)          (54,414)
Raw materials and purchased components                                              179,528           184,118
                                                                                -----------       -----------
                                                                                JPY 747,609       JPY 828,081
                                                                                ===========       ===========


6.   INTANGIBLE ASSETS

Accumulated amortization of intangible assets was JPY 144,970 million and JPY 237,170 million at March 31, 2000 and 2001, respectively.


7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2000 and 2001 were as follows:

                                                                                            MARCH 31
                                                                                  ------------------------------
                                                                                     2000               2001
                                                                                  -----------        -----------
                                                                                         (Millions of yen)
Loans, principally from banks, including bank overdrafts
 (average interest rate of 2.24% in 2000 and 1.96% in 2001):
  Secured                                                                           JPY 3,460          JPY 7,720
  Unsecured                                                                           372,111            211,797
Commercial paper (average interest rate of 20.20% in 2000 and 12.24%
 in 2001)                                                                                 916             11,734
                                                                                  -----------        -----------
                                                                                  JPY 376,487        JPY 231,251
                                                                                  ===========        ===========

At March 31, 2001, the Company has unused lines of credit for short-term financing aggregating JPY 212,794 million with no commitment fees and credit facility agreements aggregating JPY 250,000 million with certain facility fees.

                                 NEC Corporation

7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

Long-term debt at March 31, 2000 and 2001 was as follows:

                                                                                                            MARCH 31
                                                                                                 ------------------------------
                                                                                                     2000              2001
                                                                                                 -------------    -------------
                                                                                                        (Millions of yen)
Loans, principally from banks and insurance companies, due 2000 to 2010 with interest rates of 0.459% to 11.00% at March 31, 2000 and due 2001 to
 2010 with interest rates of 0.233% to 12.75% at March 31, 2001:
  Secured                                                                                           JPY 45,288       JPY 30,960
  Unsecured                                                                                            415,075          298,159
5.6% to 6.05% at March 31, 2000 and 5.7% to 6.05% at March 31, 2001
 unsecured yen bonds due 2000 to 2007 at March 31, 2000 and due 2002 to
 2007 at March 31, 2001                                                                                 50,000           30,000
1.1% to 3.3% unsecured yen debentures due 2000 to 2010 at March 31, 2000
 and due 2001 to 2010 at March 31, 2001                                                                640,000          595,000
1.9% unsecured yen convertible debentures due 2004, convertible currently
 at JPY 1,962.90 for one common share, redeemable before due date                                      118,521          118,508
1.0% unsecured yen convertible debentures due 2011, convertible currently
 at JPY 1,375.00 for one common share, redeemable before due date                                       99,158           97,906
1.8% unsecured yen convertible debentures due 2002, convertible currently
 at JPY 2,066.80 for one common share, redeemable before due date                                       95,028           95,011
1.9% unsecured yen convertible debentures due 2001                                                      25,890                -
Zero coupon unsecured yen convertible debentures due 2007, convertible
 currently at JPY 3,207.00 for one common share, redeemable before due date                                  -          100,000
0.375% unsecured yen convertible notes issued by a consolidated
 subsidiary due 2002                                                                                     5,980            5,312
0.2% to 1.3% at March 31, 2000 and 0.2% to 5.1% at March 31, 2001
 medium-term notes issued by consolidated subsidiaries due 2000 to 2003
 at March 31, 2000 and due 2001 to 2004 at March 31, 2001                                               30,285           30,560
Long-term capital lease obligations, due 2000 to 2011 with interest rates of 1.9% to 7.9% at March 31, 2000 and due 2001 to 2029 with interest
 rates of 1.6% to 7.9% at March 31, 2001                                                                48,556           45,081
Other                                                                                                    6,797            6,451
                                                                                                 -------------    -------------
                                                                                                     1,580,578        1,452,948
Unamortized premium                                                                                        125               60
                                                                                                 -------------    -------------
                                                                                                     1,580,703        1,453,008
Less - portion due within one year                                                                     254,565          231,713
                                                                                                 -------------    -------------
                                                                                                 JPY 1,326,138    JPY 1,221,295
                                                                                                 =============    =============

                                 NEC Corporation

7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2001:


                                                                                           (Millions of yen)
                                                                                          -------------------
Current notes and accounts receivable                                                            JPY 941
Marketable securities                                                                              7,047
Property, plant and equipment (net book value)                                                   110,484

The 1.8% unsecured yen convertible debenture agreement stipulates, among other things, that (1) NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreement and (2) certain restrictions are placed on the payment of dividends. Under the agreement, NEC Corporation deposited, instead of the cash, marketable securities amounting to JPY 71,244 million and JPY 86,306 million at March 31, 2000 and 2001, respectively.

The agreement for the 1.9% unsecured yen convertible debentures due 2004 stipulates, among other things, that NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreement. Under the agreement, NEC Corporation deposited, instead of the cash, marketable securities amounting to JPY 49,709 million and JPY 66,113 million at March 31, 2000 and 2001, respectively.

The sinking fund payments, adjusted for the conversions made to March 31, 2001, are as follows:

                                       SINKING FUND PAYMENTS
CONVERTIBLE          ---------------------------------------------------------
DEBENTURES                    DATE                      AMOUNT OF EACH PAYMENT
-----------          -----------------------            ----------------------
                                                          (Millions of yen)
   1.9%              March 31, 2002 and 2003                  JPY 14,000

At March 31, 2001, an aggregate of 208,730 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

The Company has basic agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Certain of the loan agreements provide, among other things, that the Company submits to the lenders (upon their request) for approval its proposed appropriation of income (including dividends) before such appropriation can be submitted to the shareholders for approval.

                                 NEC Corporation

7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

Annual maturities and sinking fund requirements on long-term debt during the five years ending March 31, 2006 are as follows:

YEAR ENDING MARCH 31:                                                         (Millions of yen)
---------------------                                                         -----------------
        2002                                                                     JPY 245,713
        2003                                                                         224,704
        2004                                                                         253,334
        2005                                                                         183,408
        2006                                                                         124,826


8.   PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet eligibility requirements of the retirement regulations. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to the current base rate of pay, length of service and conditions under which the termination occurs. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also have contributory defined benefit pension plans covering substantially all of their employees, including the governmental welfare pension benefit plan which would otherwise be provided by the Japanese government. The pension benefits are determined based on years of service and the compensation amount as stipulated in the regulations. The governmental welfare pension contributions are funded in conformity with the requirements regulated by the Japanese Welfare Pension Insurance Law.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

In fiscal 2000, NEC Corporation and certain subsidiaries in Japan made revisions to their pension and severance indemnity plans which reduced the benefit obligation. In addition, according to revisions of the Japanese Welfare Pension Insurance Law in March 2000, NEC Corporation and certain subsidiaries in Japan amended the governmental welfare pension benefit plan effective in March 2000 and 2001 which reduced the benefit obligation.

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants' annual salaries.

                                 NEC Corporation

8.   PENSION AND SEVERANCE PLANS (CONTINUED)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

                                                                                                          MARCH 31
                                                                                               ------------------------------
                                                                                                    2000             2001
                                                                                               -------------    -------------
                                                                                                      (Millions of yen)
Change in benefit obligations:
  Benefit obligations at beginning of year                                                     JPY 1,107,788    JPY 1,156,107
  Service cost                                                                                        51,940           61,175
  Interest cost                                                                                       44,312           46,245
  Actuarial loss                                                                                      57,502          123,256
  Benefits paid                                                                                      (52,097)         (54,096)
  Plan amendments                                                                                    (53,338)         (52,069)
                                                                                               -------------    -------------
  Benefit obligations at end of year                                                               1,156,107        1,280,618

Change in plan assets:*1
  Fair value of plan assets at beginning
   of year                                                                                           665,152          787,915
  Actual return (loss) on plan assets                                                                 96,592          (69,061)
  Employer contributions                                                                              51,202           67,262
  Benefits paid                                                                                      (25,031)         (26,545)
                                                                                               -------------    -------------
  Fair value of plan assets at end of year                                                           787,915          759,571
                                                                                               -------------    -------------
Funded status                                                                                       (368,192)        (521,047)
Unrecognized prior service cost and actuarial loss*2                                                 135,747          298,946
Unrecognized net obligation at April 1, 1989 being recognized
 over 17 years                                                                                        18,646           15,599
                                                                                               -------------    -------------
Net amounts recognized                                                                          JPY (213,799)    JPY (206,502)
                                                                                               =============    =============
Amounts recognized in the consolidated balance sheets consist of:
  Accrued pension and severance costs                                                           JPY (261,301)    JPY (400,333)
  Accumulated other comprehensive income, gross of tax                                                47,502          193,831
                                                                                               -------------    -------------
Net amounts recognized                                                                          JPY (213,799)    JPY (206,502)
                                                                                               =============    =============

------------
*1 The plan assets consist principally of corporate equity securities, government securities and corporate debt securities.

*2 Unrecognized prior service cost and actuarial loss have been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

                                 NEC Corporation

8.   PENSION AND SEVERANCE PLANS (CONTINUED)

The weighted-average assumptions used in the accounting for the plans at March 31, 2000 and 2001 are as follows:


                                                                                         MARCH 31
                                                                              -----------------------------
                                                                                2000                2001
                                                                              ---------           ---------
Discount rate                                                                   4.0%                 3.5%
Rate of increase in future compensation level                                 1.7%-3.8%           1.7%-3.8%
Expected long-term rate of return on plan assets                                4.0%                 4.0%

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 1999, 2000 and 2001 were as follows:

                                                                                            YEAR ENDED MARCH 31
                                                                              ----------------------------------------------
                                                                                 1999              2000              2001
                                                                              ----------        ----------        ----------
                                                                                             (Millions of yen)
Service cost                                                                  JPY 49,624        JPY 51,940        JPY 61,175
Interest cost                                                                     39,958            44,312            46,245
Expected return on plan assets                                                   (25,960)          (26,783)          (31,617)
Amortization of unrecognized prior service cost and
  actuarial loss                                                                   9,001            15,867             8,666
Amortization of unrecognized net obligation at April
  1, 1989 being recognized over 17 years                                           3,047             3,047             3,047
                                                                              ----------        ----------        ----------
Net pension and severance cost for all defined benefit
  plans                                                                       JPY 75,670        JPY 88,383        JPY 87,516
                                                                              ==========        ==========        ==========

The total cost for all defined benefit and defined contribution plans was as follows:

                                                                                             YEAR ENDED MARCH 31
                                                                               ----------------------------------------------
                                                                                  1999              2000              2001
                                                                               ----------        ----------        ----------
                                                                                             (Millions of yen)
Net pension and severance cost for all defined
  benefit plans                                                                JPY 75,670        JPY 88,383        JPY 87,516
Net pension cost for employees' portion of the
  contributory defined benefit pension plans                                      (16,516)          (19,053)          (13,959)
Pension and severance cost for defined contribution
  plans                                                                             2,198             2,307             3,355
                                                                               ----------        ----------        ----------
Total cost for all defined benefit and defined
  contribution plans                                                           JPY 61,352        JPY 71,637        JPY 76,912
                                                                               ==========        ==========        ==========

                                 NEC Corporation

9.  INCOME TAXES

Income (loss) before income taxes and provision (benefit) for income taxes comprise the following components:

                                                                                        YEAR ENDED MARCH 31
                                                                          ------------------------------------------------
                                                                              1999               2000              2001
                                                                          ------------       -----------        ----------
                                                                                         (Millions of yen)
Income (loss) before income taxes:
  NEC Corporation and domestic subsidiaries                               JPY (104,695)      JPY 120,198        JPY 89,191
  Foreign subsidiaries                                                        (120,031)          (90,015)            3,132
                                                                          ------------       -----------        ----------
                                                                          JPY (224,726)       JPY 30,183        JPY 92,323
                                                                          ============       ===========        ==========
Provision (benefit) for income taxes:
  Current:
    NEC Corporation and domestic subsidiaries                               JPY 36,420        JPY 29,551        JPY 48,480
    Foreign subsidiaries                                                         9,056             5,035            10,291
                                                                          ------------       -----------        ----------
                                                                                45,476            34,586            58,771
  Deferred:
    NEC Corporation and domestic subsidiaries                                 (113,440)            7,273             6,755
    Foreign subsidiaries                                                        (5,024)           (9,375)           (9,218)
                                                                          ------------       -----------        ----------
                                                                              (118,464)           (2,102)           (2,463)
                                                                          ------------       -----------        ----------
                                                                           JPY (72,988)       JPY 32,484        JPY 56,308
                                                                          ============       ===========        ==========

                                 NEC Corporation

9.   INCOME TAXES (CONTINUED)

The Company is subject to a number of different income taxes which, in the aggregate, result in normal statutory tax rates in Japan of approximately 47% for the year ended March 31, 1999, and 42% for the years ended March 31, 2000 and 2001. A reconciliation between the reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before income taxes by the applicable normal statutory tax rates is as follows:

                                                                                            YEAR ENDED MARCH 31
                                                                            --------------------------------------------------
                                                                                1999               2000                2001
                                                                            ------------        ----------          ----------
                                                                                            (Millions of yen)
"Expected" tax expense (benefit)                                            JPY (105,621)       JPY 12,677          JPY 38,776
Increase (decrease) in taxes resulting from:
a)  Tax benefit on prior losses of subsidiaries                                  (66,748)           (1,050)             (5,417)
b)  Changes in valuation allowance                                                33,895           (11,844)              2,562
c)  Non-deductible expense for tax purposes                                        3,378             2,337               2,613
d)  International tax rate differences                                             9,866             9,206                (452)
e)  Effect of change in normal statutory tax rate
    in Japan                                                                      23,326                 -                   -
f)  Tax rate difference relating to unrecognized gain
    (loss) of marketable securities                                               (5,430)            6,694                   -
g)  Non-deductible goodwill amortization                                          19,458             8,648               4,349
h)  Tax on undistributed earnings                                                 (8,020)            8,141               8,587
i)  Other                                                                         22,908            (2,325)              5,290
                                                                            ------------        ----------          ----------
Actual total income tax expense (benefit)                                    JPY (72,988)       JPY 32,484          JPY 56,308
                                                                            ============        ==========          ==========

                                 NEC Corporation

9.   INCOME TAXES (CONTINUED)

The significant components of deferred tax assets and liabilities at March 31, 2000 and 2001 are as follows:

                                                                                               MARCH 31
                                                                                    ------------------------------
                                                                                        2000               2001
                                                                                    -----------        -----------
                                                                                           (Millions of yen)
Deferred tax assets:
  Intercompany profit between consolidated companies                                 JPY 20,268         JPY 29,892
  Investments and advances                                                               59,266             67,853
  Accrued bonus                                                                          20,619             30,642
  Accrued pension and severance costs                                                    61,140            121,124
  Operating lease                                                                        33,168             29,236
  Operating loss carryforwards                                                          154,334            103,631
  Other                                                                                  61,302             70,850
                                                                                    -----------        -----------
                                                                                        410,097            453,228
  Less - valuation allowance                                                             43,880             36,683
                                                                                    -----------        -----------
Total                                                                               JPY 366,217        JPY 416,545
                                                                                    ===========        ===========
Deferred tax liabilities:
  Marketable securities                                                              JPY 87,133         JPY 38,084
  Tax deductible reserve                                                                 53,245             45,337
  Tax on undistributed earnings                                                          12,462             19,932
  Other                                                                                  11,550             10,568
                                                                                    -----------        -----------
Total                                                                               JPY 164,390        JPY 113,921
                                                                                    ===========        ===========

In Japan, consolidated tax returns are not permitted; accordingly, subsidiaries are required to file separate tax returns. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards which are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 1999, 2000 and 2001 were an increase of JPY 10,019 million, a decrease of JPY 31,297 million and a decrease of JPY 7,197 million, respectively. Of the change in the valuation allowance, the amounts attributable to the release of the beginning of the year balance for the years ended March 31, 1999, 2000 and 2001 were JPY 6,542 million, JPY 31,228 million and JPY 2,077 million, respectively.

                                 NEC Corporation

9.  INCOME TAXES (CONTINUED)

At March 31, 2001, for tax return purposes the Company had operating loss carryforwards amounting to approximately JPY 270,303 million of which JPY 168,440 million relates to domestic companies and will expire during the period from 2002 through 2006. The remainder of approximately JPY 101,863 million relates to foreign subsidiaries and, except for approximately JPY 77,000 million with no expiration date, will expire primarily through 2007.

Realization is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized.


10.  SHAREHOLDERS' EQUITY

Changes in common stock, additional paid-in capital, legal reserve, accumulated other comprehensive income (loss) and treasury stock are shown below:

                                                                                         YEAR ENDED MARCH 31
                                                                          ---------------------------------------------------
                                                                              1999               2000                 2001
                                                                          -----------        -----------          -----------
                                                                                          (Millions of yen)
Common stock:
  Balance at beginning of year                                            JPY 216,053        JPY 230,212          JPY 231,137
  Conversion of convertible debt                                               14,159                925               13,580
                                                                          -----------        -----------          -----------
  Balance at end of year                                                  JPY 230,212        JPY 231,137          JPY 244,717
                                                                          ===========        ===========          ===========
Additional paid-in capital:
  Balance at beginning of year                                            JPY 330,931        JPY 345,642          JPY 348,234
  Conversion of convertible debt                                               14,711                803               13,579
  Change in interest in consolidated subsidiaries                                   -              1,780                    -
  Gain on sale of treasury stock                                                    -                  9                    -
                                                                          -----------        -----------          -----------
  Balance at end of year                                                  JPY 345,642        JPY 348,234          JPY 361,813
                                                                          ===========        ===========          ===========
Legal reserve:
  Balance at beginning of year                                             JPY 34,081         JPY 35,652           JPY 36,922
  Transfer from retained earnings                                               1,571              1,270                2,124
                                                                           ----------         ----------           ----------
  Balance at end of year                                                   JPY 35,652         JPY 36,922           JPY 39,046
                                                                           ===========        ===========          ==========
Accumulated other comprehensive income (loss):
  Balance at beginning of year                                             JPY 96,964          JPY 2,595           JPY 48,005
  Other comprehensive income (loss), net of tax                               (94,369)            45,410             (126,608)
                                                                           ----------         ----------          -----------
  Balance at end of year                                                    JPY 2,595         JPY 48,005          JPY (78,603)
                                                                           ==========         ==========          ===========
Treasury stock, at cost:
  Balance at beginning of year                                                 JPY (8)           JPY (18)             JPY (83)
  Net change resulting from purchase and sales of fractional shares of less than "One Unit" as defined by the Japanese
   Commercial Code                                                                (10)               (65)                  70
  Purchase of shares for stock option plan                                          -                  -                 (957)
                                                                              -------            -------             --------
  Balance at end of year                                                      JPY (18)           JPY (83)            JPY (970)
                                                                              =======            =======             ========

                                 NEC Corporation

10.  SHAREHOLDERS' EQUITY (CONTINUED)

(1)  Common stock and additional paid-in capital

     Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 1999, 2000 and 2001 were 28,928,256 shares, 1,798,430 shares and 27,439,595 shares, respectively.

     Prior to 1985, NEC Corporation made free share distributions of 233,182,146 shares. The cumulative amount of the fair value of these shares at the time of issuance was JPY 258,755 million. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts.

(2)  Legal reserve and retained earnings

     The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of their respective stated capital.

     The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan. The appropriations of retained earnings for the year ended March 31, 2001, as incorporated in the accompanying consolidated financial statements, include year-end dividends of JPY 9,108 million which, in accordance with the Japanese Commercial Code, will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 21, 2001 and will be recorded in the statutory books of account on that date.

     Retained earnings at March 31, 2001 include the Company's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of JPY 125,276 million.

                                 NEC Corporation

10.  SHAREHOLDERS' EQUITY (CONTINUED)

(3)  Other comprehensive income (loss)

     Change in accumulated other comprehensive income (loss) is as follows:

                                                                                          YEAR ENDED MARCH 31
                                                                            ------------------------------------------------
                                                                                1999              2000              2001
                                                                            -----------       -----------       ------------
                                                                                          (Millions of yen)
Foreign currency translation adjustments:
  Balance at beginning of year                                               JPY 12,862        JPY (1,648)       JPY (25,981)
  Change in the current period                                                  (14,510)          (24,333)            19,127
                                                                            -----------       -----------       ------------
  Balance at end of year                                                     JPY (1,648)      JPY (25,981)        JPY (6,854)
                                                                            ===========       ===========       ============
Minimum pension liability adjustment:
  Balance at beginning of year                                              JPY       -       JPY (55,794)       JPY (27,551)
  Change in the current period                                                  (55,794)           28,243            (84,871)
                                                                            -----------       -----------       ------------
  Balance at end of year                                                    JPY (55,794)      JPY (27,551)      JPY (112,422)
                                                                            ===========       ===========       ============
Unrealized gains (losses) on marketable securities:
  Balance at beginning of year                                               JPY 84,102        JPY 60,037        JPY 101,537
  Change in the current period                                                  (24,065)           41,500            (60,864)
                                                                            -----------       -----------       ------------
  Balance at end of year                                                     JPY 60,037       JPY 101,537         JPY 40,673
                                                                            ===========       ===========       ============
Total accumulated other comprehensive income (loss):
  Balance at beginning of year                                               JPY 96,964         JPY 2,595         JPY 48,005
  Change in the current period                                                  (94,369)           45,410           (126,608)
                                                                            -----------       -----------       ------------
  Balance at end of year                                                      JPY 2,595        JPY 48,005        JPY (78,603)
                                                                            ===========       ===========       ============

                                 NEC Corporation

10.  SHAREHOLDERS' EQUITY (CONTINUED)

(3)  Other comprehensive income (loss) (continued)

     Tax effect allocated to each component of other comprehensive income (loss) is as follows:

                                                                               YEAR ENDED MARCH 31
                                                                  ------------------------------------------------
                                                                   BEFORE-TAX      TAX (EXPENSE)       NET-OF-TAX
                                                                     AMOUNT          OR BENEFIT          AMOUNT
                                                                  ------------     -------------      ------------
                                                                                (Millions of yen)
1999:

  Foreign currency translation adjustments                         JPY (14,510)     JPY       -        JPY (14,510)
  Minimum pension liability adjustment                                 (96,197)          40,403            (55,794)
  Unrealized gains (losses) on marketable
   securities:
    Unrealized holding losses arising during
     period                                                            (56,744)          26,496            (30,248)
    Less: reclassification adjustments for
     losses realized in net income                                      11,083           (4,900)             6,183
                                                                  ------------      -----------       ------------
  Other comprehensive income (loss)                               JPY (156,368)      JPY 61,999        JPY (94,369)
                                                                  ============      ===========       ============
2000:
  Foreign currency translation adjustments                         JPY (24,333)     JPY       -        JPY (24,333)
  Minimum pension liability adjustment                                  48,695          (20,452)            28,243
  Unrealized gains (losses) on marketable
   securities:
    Unrealized holding gains arising during
     period                                                            156,825          (65,019)            91,806
    Less: reclassification adjustments for
     gains realized in net income                                      (98,194)          47,888            (50,306)
                                                                  ------------      -----------       ------------
  Other comprehensive income (loss)                                 JPY 82,993      JPY (37,583)        JPY 45,410
                                                                  ============      ===========       ============
2001:
  Foreign currency translation adjustments                          JPY 19,127      JPY       -         JPY 19,127
  Minimum pension liability adjustment                                (146,329)          61,458            (84,871)
  Unrealized gains (losses) on marketable
   securities:
    Unrealized holding losses arising during
     period                                                           (100,977)          38,851            (62,126)
    Less: reclassification adjustments for
     losses realized in net income                                       2,175             (913)             1,262
                                                                  ------------      -----------       ------------
  Other comprehensive income (loss)                               JPY (226,004)      JPY 99,396       JPY (126,608)
                                                                  ============      ===========       ============

                                 NEC Corporation

11.  STOCK-BASED COMPENSATION PLAN

At the shareholders' meeting held in June 2000, the Company's shareholders approved a stock option plan (the "Plan") for directors, corporate officers and certain upper-level employees of NEC Corporation. Under the Plan, NEC Corporation was to purchase no more than 320,000 shares in the market with an aggregate price not exceeding JPY 1,200 million, and will hold and reserve such shares for transfer to option holders upon exercise of the options.

NEC Corporation granted options to purchase 301,000 shares of its common stock at JPY 3,400 per share, the approximate market value at the date of grant. The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price.

The options vested at the grant date, and are exercisable during the period from July 1, 2002 to June 30, 2006. The Plan provides that options lapse automatically upon the option holder's death and generally expire one year after termination of service.

                                 NEC Corporation

11.  STOCK-BASED COMPENSATION PLAN (CONTINUED)

The stock option activity is as follows:


                                                                      YEAR ENDED MARCH 31, 2001
                                                              ------------------------------------------
                                                                                        Weighted-average
                                                              Number of options          exercise price
                                                              -----------------         ----------------
                                                                                             (Yen)
 Outstanding at beginning of year                                         -                JPY     -
 Granted                                                            301,000                    3,400
                                                                    -------
 Outstanding at end of year                                         301,000                    3,400
                                                                    =======
 Exercisable at end of year                                               -                        -


The weighted-average remaining contractual life for options outstanding at March 31, 2001 is 5.25 years.

SFAS No. 123, "Accounting for Stock-Based Compensation", encourages entities to use a fair value method in accounting for stock based compensation plans, but permits entities to continue to use the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees", for employee stock options. Companies electing to use APB No. 25 are required to present pro forma disclosures of net income and net income per share as if the SFAS No. 123 fair value method had been used.

The Company has elected to apply APB No. 25 under which the Company recognizes no compensation expense as long as the option price per share is at least equal to the market price at the measurement date. Had the Company recognized stock-based compensation expense based on the SFAS No. 123 fair value method, net income and net income per share for the year ended March 31, 2001 would have been as follows:


                                                                        (Millions of yen)

Net income:
  As reported                                                              JPY 56,603
  Pro forma                                                                    56,305

                                                                              (Yen)


Basic EPS:
  As reported                                                               JPY 34.55
  Pro forma                                                                     34.37

Diluted EPS:
  As reported                                                               JPY 32.17
  Pro forma                                                                     32.01

                                 NEC Corporation

11.  STOCK-BASED COMPENSATION PLAN (CONTINUED)

The weighted-average fair value per option at the grant date for options granted during the year ended March 31, 2001 was JPY 991. The fair value of options granted, which is charged to income at the grant date in determining the pro forma impact, is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                              MARCH 31, 2001
                                                              --------------
Risk-free interest rate                                            1.00%
Expected life                                                     4 years
Expected volatility                                               36.40%
Expected dividend                                                  0.27%


12.  NET INCOME (LOSS) PER SHARE

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income (loss) is as follows:


                                                                               YEAR ENDED MARCH 31
                                                                 ------------------------------------------------
                                                                     1999              2000               2001
                                                                 ------------       ----------         ----------
                                                                             (Millions of yen)
Net income (loss) available to common shareholders               JPY (151,261)      JPY 10,416         JPY 56,603
Effect of dilutive securities:
  Convertible debt                                                          -                -              2,995
                                                                 ------------       ----------         ----------
Diluted net income (loss)                                        JPY (151,261)      JPY 10,416         JPY 59,598
                                                                 ============       ==========         ==========

                                                                         YEAR ENDED MARCH 31
                                                          ----------------------------------------------------
                                                              1999               2000                2001
                                                          -------------      -------------       -------------
                                                                        (Number of shares)
Weighted-average number of shares of common stock
 outstanding for the year                                 1,600,876,070      1,627,817,355       1,638,173,139
Effect of dilutive securities:
  Convertible debt                                                    -                  -         214,656,268
                                                          -------------      -------------       -------------
Weighted-average number of shares of diluted common
 stock outstanding for the year                           1,600,876,070      1,627,817,355       1,852,829,407
                                                          =============      =============       =============

                                 NEC Corporation

12.  NET INCOME (LOSS) PER SHARE (CONTINUED)

                                                                      YEAR ENDED MARCH 31
                                                         -----------------------------------------------
                                                             1999             2000               2001
                                                         -----------        --------           ---------
                                                                             (Yen)
Net income (loss) per share:
  Basic                                                  JPY (94.49)        JPY 6.40           JPY 34.55
  Diluted                                                    (94.49)            6.40               32.17

The following convertible debt and stock options were not included in the diluted net income (loss) per share calculation because such items would have been antidilutive:

                                                                   YEAR ENDED MARCH 31
                                                      -----------------------------------------------
                                                          1999               2000               2001
                                                      -----------        -----------          -------
                                                                 (Number of shares)
Convertible debt                                      240,207,041        205,924,498                -
Stock options                                                   -                  -          301,000


13.  FINANCIAL INSTRUMENTS

(1)  Fair value of financial instruments

     The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, notes and accounts payable, trade, short-term borrowings, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of the other financial instruments are summarized as follows:

                                                                                  MARCH 31
                                                   -------------------------------------------------------------------------
                                                                 2000                                      2001
                                                   -------------------------------           -------------------------------
                                                    CARRYING            ESTIMATED             CARRYING            ESTIMATED
                                                     AMOUNT             FAIR VALUE             AMOUNT             FAIR VALUE
                                                   ----------           ----------           ----------           ----------
                                                                               (Millions of yen)
Long-term receivables, trade                       JPY 53,018           JPY 54,081           JPY 49,855           JPY 50,639
Long-term loans                                        22,088               22,182               34,591               34,838
Long-term debt, including current
 portion and excluding capital
 lease obligations                                 (1,532,147)          (1,798,325)          (1,407,927)          (1,551,636)
Derivatives:
  Forward exchange contracts                              213                  330              (15,937)             (15,903)
  Interest rate and currency swap
   agreements                                           5,975               (4,585)             (14,228)             (21,688)
  Option contracts:
    Purchased                                             127                   52                    -                    -

                                 NEC Corporation

13.  FINANCIAL INSTRUMENTS (CONTINUED)

(1)  Fair value of financial instruments (continued)

     The fair values of financial instruments at Mach 31, 2000 and 2001 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. Investments in equity securities, included in investments and advances-other, with an aggregate carrying amount of JPY 162,475 million and JPY 119,373 million at March 31, 2000 and 2001, respectively, consist of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair values of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows, and the fair value of option contracts is estimated using pricing models based upon current market interest and foreign exchange rates and volatilities.


(2)  Derivative financial instruments

     Forward exchange contracts have been entered into as hedges against the adverse impact of fluctuations in foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies arising from the Company's operating activities. At March 31, 2000, the Company had outstanding forward exchange contracts which mature through March 2001 to purchase the equivalent of JPY 59,543 million, principally U.S. dollars, and to sell the equivalent of JPY 175,334 million, principally U.S. dollars and Euros. At March 31, 2001, the Company had outstanding forward exchange contracts which mainly mature through March 2002 to purchase the equivalent of JPY 85,337 million, principally U.S. dollars, and to sell the equivalent of JPY 146,082 million, principally U.S. dollars and Euros.

                                 NEC Corporation

13.  FINANCIAL INSTRUMENTS (CONTINUED)

(2)  Derivative financial instruments (continued)

     The interest rate swap agreements are basically integrated with underlying debt obligations and designed to convert fixed rate debt into floating rate debt, or vice versa, and interest rate option contracts are also arranged so that exposures to losses resulting from fluctuations in interest rates are managed. Currency swap agreements and option contracts are designed to limit exposures to losses resulting from fluctuations in foreign currency exchange rates. The aggregate notional principal amounts for interest rate swap agreements and currency swap agreements were JPY 585,846 million and JPY 516,543 million at March 31, 2000 and 2001, respectively. These agreements mature through 2009. The notional principal amounts of purchased interest rate option contracts were JPY 14,548 million at March 31, 2000. These contracts were settled in fiscal 2001.

     The counterparties to the Company's derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.


14.  SECURITIZATION OF RECEIVABLES

The Company has several revolving securitization programs under which certain trade receivables are transferred, without recourse, to a special purpose entity ("SPE"). Simultaneously, the SPE sells an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests which are not material to the Company's financial position. Credit losses related to the securitized trade receivables have been immaterial.

The Company services, administers and collects the securitized trade receivables on behalf of the SPE. For the years ended March 31, 1999, 2000 and 2001, JPY 540,987 million, JPY 1,065,845 million and JPY 1,255,087 million in proceeds have been received under the securitization programs. For the years ended March 31, 1999, 2000 and 2001, the Company has recorded losses of JPY 387 million, JPY 399 million and JPY 692 million related to the securitization programs.


15.  RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses approximated JPY 346,215 million, JPY 315,163 million and JPY 344,957 million for the years ended March 31, 1999, 2000 and 2001, respectively.

                                 NEC Corporation

16.  ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to JPY 34,766 million, JPY 31,774 million and JPY 20,703 million for the years ended March 31, 1999, 2000 and 2001, respectively.


17.  INITIAL PUBLIC OFFERING BY SUBSIDIARIES

NEC Soft, Ltd. ("NES"), a consolidated subsidiary which develops software, sold 2,800,000 shares of stock at JPY 7,107 per share to third parties in a public offering on July 28, 2000, receiving total consideration of JPY 19,900 million. At the same time, the Company sold 2,800,000 shares of NES's stock to third parties at the same price through the market, and recognized a gain of JPY 17,399 million on this transaction. As a result of NES's public offering, the Company's ownership interest in NES decreased from 95.34% to 67.41%. However, because the issuance price per share for stock sold by NES was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NES by JPY 12,990 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 5,456 million on such gain.

NEC Machinery Corporation ("NEM"), a consolidated subsidiary which manufactures and markets semiconductor manufacturing machinery and factory automation systems, sold 1,000,000 shares of stock at JPY 4,735 per share to third parties in a public offering on October 6, 2000, receiving total consideration of JPY 4,735 million. At the same time, the Company sold 2,000,000 shares of NEM's stock to third parties at the same price through the market, and recognized a gain of JPY 8,635 million on this transaction. As a result of NEM's public offering, the Company's ownership interest in NEM decreased from 90.90% to 53.91 %. However, because the issuance price per share for stock sold by NEM was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NEM by JPY 2,300 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 966 million on such gain.

                                 NEC Corporation

18.  OTHER INCOME AND EXPENSES

The principal components of other income and expenses for the years ended March 31, 1999, 2000 and 2001 were as follows:


                                                                                              YEAR ENDED MARCH 31
                                                                                    -----------------------------------------
                                                                                       1999           2000            2001
                                                                                    -----------    -----------    -----------
                                                                                               (Millions of yen)
Interest, gain on securities sold, dividends and other:
  Interest and dividend income                                                       JPY 21,542     JPY 14,255     JPY 20,786
  Gain on sale of investments in securities                                              12,887        112,446         57,928
  Gain on sale of property, plant and equipment                                               -         45,329         34,289
  Other                                                                                  21,950         46,414         27,059
                                                                                    -----------    -----------    -----------
                                                                                     JPY 56,379    JPY 218,444    JPY 140,062
                                                                                    ===========    ===========    ===========
Other expenses:
  Net foreign exchange loss                                                          JPY 21,040     JPY 34,398      JPY 9,537
  Restructuring and other unusual charges                                               129,916        148,022        136,187
  Amortization of goodwill                                                                8,111          5,517          6,330
  Loss on sale or disposal of property, plant and equipment                               3,991         21,080         20,466
  Other                                                                                  54,021         19,447         37,853
                                                                                    -----------    -----------    -----------
                                                                                    JPY 217,079    JPY 228,464    JPY 210,373
                                                                                    ===========    ===========    ===========

Restructuring and other unusual charges principally consisted of restructuring charges, refund of the amount overcharged in connection with the Defense Agency and the Defense Facilities Administration Agency of Japan, and write-offs of investments in securities.

The Company closed its consumer PC business in North America in fiscal 2000, and completed restructuring of its consumer electronics appliances business in fiscal 2001. As a result, the Company recorded restructuring charges which principally consisted of write-off or disposal of inventories, machinery and equipment and other assets and personnel related costs. All disbursements relating to the restructuring charges have been completed in the respective fiscal years.

                                 NEC Corporation

19.  LEASING ARRANGEMENTS

(1)  Leasing of computer equipment

     In the normal course of business, the Company sells certain equipment to an affiliated financing company which in turn leases the equipment to certain government and government agency customers under operating leases. The Company also agrees to repurchase that equipment at prescribed amounts at the expiration of the lease. The Company has previously accounted for these transactions as sales which is consistent with accounting practices in Japan. The estimated accrued losses arising from future repurchases of computers have been provided for. Effective December 1, 1995, the Company began to account for these transactions as assets owned and leased to others under operating leases as required by accounting principles generally accepted in the Untied States of America. The Company did not restate prior periods because the effect on earnings of applying the new accounting practice was not material. Loss before income taxes was increased by JPY 9,027 million for the year ended March 31, 1999 compared to loss that would have been reported if the Company had previously followed the new accounting practice.

     At March 31, 2000 and 2001, the Company invested in computer equipment to be leased to others, amounting to JPY 59,301 million less accumulated depreciation of JPY 40,104 million and JPY 53,308 million less accumulated depreciation of JPY 40,311 million, respectively. Future minimum lease payments from noncancelable leases at March 31, 2001 are JPY 4,469 million and JPY 463 million for the years ending March 31, 2002 and 2003, respectively.

(2)  Lease of facilities and equipment for the Company's use

     The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was JPY 122,253 million and JPY 100,897 million at March 31, 2000 and 2001, respectively. Accumulated depreciation of the leased assets at March 31, 2000 and 2001 was JPY 78,007 million and JPY 61,599 million, respectively.

                                 NEC Corporation

19.  LEASING ARRANGEMENTS (CONTINUED)

(2)  Lease of facilities and equipment for the Company's use (continued)

     The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2001:

YEAR ENDING MARCH
31:                                                                                  (Millions of yen)
---------------------                                                               -------------------
2002                                                                                     JPY 19,933
2003                                                                                         12,175
2004                                                                                          7,664
2005                                                                                          5,547
2006                                                                                          2,122
2007 and thereafter                                                                             807
                                                                                    -------------------
Total minimum lease payments                                                                 48,248
Less - amount representing interest                                                           3,167
                                                                                    -------------------
Present value of net minimum lease payments                                                  45,081
Less - current obligation                                                                    18,613
                                                                                    -------------------
Long-term lease obligation                                                               JPY 26,468
                                                                                    ===================

     During the year ended March 31, 2000, the Company sold certain land, buildings, facilities and equipment for JPY 176,057 million. The assets were leased back from the purchaser over periods of one to four years. The resulting leases were classified as operating leases and the resulting gain of JPY 43,787 million, relating to the profit on the sale in excess of the present value of the minimum lease payments over the lease terms, was recorded as other income, and a deferred gain of JPY 21,124 million is being amortized over the lease terms.

                                 NEC Corporation

19.  LEASING ARRANGEMENTS (CONTINUED)

(2)  Lease of facilities and equipment for the Company's use (continued)

     Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were as follows:

                                                                     YEAR ENDED MARCH 31
                                                         --------------------------------------------
                                                             1999           2000             2001
                                                         -----------     -----------      -----------
                                                                   (Millions of yen)
Rental expense under operating leases                    JPY 118,584     JPY 121,510      JPY 138,655

Future minimum rental payments are as follows:

YEAR ENDING MARCH 31:                                                                (Millions of yen)
---------------------                                                                -------------------
  2002                                                                                   JPY 32,354
  2003                                                                                       26,580
  2004                                                                                       25,458
  2005                                                                                       15,320
  2006                                                                                        9,900
  2007 and thereafter                                                                        15,146


20.  COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2001 for the purchase of property, plant and equipment approximated JPY 33,739 million.

Contingent liabilities at March 31, 2001 for loans guaranteed and other guarantees amounted to approximately JPY 117,722 million and JPY 9,485 million, respectively. Loans guaranteed at March 31, 2001 included loans guaranteed for affiliated companies of JPY 29,648 million and for employees of JPY 45,967 million. The terms of guarantees generally range from 1 to 23 years. In the opinion of management, the risk of loss related to these contingencies at March 31, 2001 is not material to the Company's financial position.

                                 NEC Corporation

21.  SEGMENT INFORMATION

(1)  Operating segments

     The following information represents the operating segments of the Company, for which separate financial information is available and is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance periodically. "NEC Solutions" provides Internet solutions to corporations, individuals and government/public sectors, and develops, designs, manufactures and markets mainframe computers called "ACOS series," PC servers, PCs, workstations and software products. "NEC Networks" provides Internet solutions to network operators, and develops, designs, manufactures and markets mobile communication systems, transmission systems, switching systems and microwave communications systems. "NEC Electron Devices" provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets DRAMs, microcomputers, ASICs, transistors, LCDs and capacitors. "Others" consists of operations producing monitors, LCD projectors, electronic measuring and testing instruments, and electronic appliances.

     a. Sales

                                                                                      YEAR ENDED MARCH 31
                                                                   ------------------------------------------------------------
                                                                       1999                   2000                     2001
                                                                   -------------          -------------           -------------
                                                                                        (Millions of yen)
Sales:
  NEC Solutions:
    External customers                                             JPY 1,915,682          JPY 2,138,161           JPY 2,103,031
    Intersegment                                                         120,971                132,464                 125,441
                                                                   -------------          -------------           -------------
  Total                                                                2,036,653              2,270,625               2,228,472

  NEC Networks:
    External customers                                                 1,458,612              1,422,302               1,743,054
    Intersegment                                                         123,557                105,456                  91,308
                                                                   -------------          -------------           -------------
  Total                                                                1,582,169              1,527,758               1,834,362

  NEC Electron Devices:
    External customers                                                   830,434                881,895               1,021,746
    Intersegment                                                         214,450                240,895                 207,147
                                                                   -------------          -------------           -------------
  Total                                                                1,044,884              1,122,790               1,228,893

  Others:
    External customers                                                   554,684                549,089                 541,905
    Intersegment                                                         166,859                174,822                 200,527
                                                                   -------------          -------------           -------------
  Total                                                                  721,543                723,911                 742,432
  Eliminations                                                          (625,837)              (653,637)               (624,423)
                                                                   -------------          -------------           -------------
Consolidated total                                                 JPY 4,759,412          JPY 4,991,447           JPY 5,409,736
                                                                   =============          =============           =============

                                 NEC Corporation

21.  SEGMENT INFORMATION (CONTINUED)


(1)  Operating segments (continued)

     b. Segment profit or loss

                                                                                     YEAR ENDED MARCH 31
                                                                          --------------------------------------------
                                                                              1999            2000             2001
                                                                          ------------     ----------       ----------
                                                                                       (Millions of yen)
Segment profit (loss):
  NEC Solutions                                                             JPY 47,325     JPY 84,430       JPY 84,055
  NEC Networks                                                                  81,023         57,110           83,144
  NEC Electron Devices                                                         (54,450)        49,444           68,290
  Others                                                                        (9,444)        (2,747)          20,249
                                                                          ------------     ----------       ----------
  Total                                                                         64,454        188,237          255,738
  Eliminations                                                                     573        (17,640)         (16,852)
  Unallocated corporate expenses                                               (61,888)       (60,183)         (53,703)
                                                                          ------------     ----------       ----------
                                                                                 3,139        110,414          185,183
Other income                                                                    56,379        218,444          181,386
Other expenses                                                                (284,244)      (298,675)        (274,246)
                                                                          ------------     ----------       ----------
Consolidated income (loss) before income taxes                            JPY (224,726)    JPY 30,183       JPY 92,323
                                                                          ============     ==========       ==========

     c. Assets

                                                                                           MARCH 31
                                                                   ---------------------------------------------------------
                                                                        1999                  2000                  2001
                                                                   -------------         -------------         -------------
                                                                                       (Millions of yen)
Total assets:
  NEC Solutions                                                    JPY 1,211,188         JPY 1,023,039         JPY 1,070,999
  NEC Networks                                                           984,514             1,071,050             1,326,517
  NEC Electron Devices                                                 1,204,262             1,171,940             1,222,183
  Others                                                               1,141,818               758,059               759,007
                                                                   -------------         -------------         -------------
  Total                                                                4,541,782             4,024,088             4,378,706
  Eliminations                                                          (244,309)             (222,528)             (290,862)
  Corporate assets                                                       748,461               807,404               735,780
                                                                   -------------         -------------         -------------
Consolidated total                                                 JPY 5,045,934         JPY 4,608,964         JPY 4,823,624
                                                                   =============         =============         =============

                                 NEC Corporation

21.  SEGMENT INFORMATION (CONTINUED)

(1)  Operating segments (continued)

     d. Other significant items

                                                                                 YEAR ENDED MARCH 31
                                                              -------------------------------------------------------
                                                                 1999                  2000                   2001
                                                              -----------           -----------           -----------
                                                                                 (Millions of yen)
Depreciation:
   NEC Solutions                                               JPY 37,233            JPY 31,119            JPY 29,363
   NEC Networks                                                    30,944                32,770                31,859
   NEC Electron Devices                                           192,868               153,559               151,867
   Others                                                          24,169                23,561                17,859
                                                              -----------           -----------           -----------
   Total                                                          285,214               241,009               230,948
   Corporate                                                       21,228                19,933                19,190
                                                              -----------           -----------           -----------
Consolidated total                                            JPY 306,442           JPY 260,942           JPY 250,138
                                                              ===========           ===========           ===========
Capital expenditures for segment assets:

   NEC Solutions                                               JPY 37,136            JPY 31,662            JPY 26,947
   NEC Networks                                                    32,337                32,955                44,882
   NEC Electron Devices                                           124,073               171,857               239,536
   Others                                                          34,385                17,713                20,058
                                                              -----------           -----------           -----------
   Total                                                          227,931               254,187               331,423
   Corporate                                                       25,692                27,452                15,068
                                                              -----------           -----------           -----------
Consolidated total                                            JPY 253,623           JPY 281,639           JPY 346,491
                                                              ===========           ===========           ===========

     Transfers between reportable operating segments are made at arm's-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment. Corporate assets consist primarily of cash and cash equivalents and buildings maintained for general corporate purposes. The capital expenditures represent the additions to fixed assets of each segment.

(2)  Geographic information

     Sales, which are attributed to geographic areas based on the country location of NEC Corporation or its subsidiaries that transacted the sale with the external customers, geographic profit (loss) for the years ended March 31, 1999, 2000 and 2001 and long-lived assets at March 31, 1999, 2000 and 2001 were as follows. Although the disclosure of geographic profit
     (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

                                 NEC Corporation

21.  SEGMENT INFORMATION (CONTINUED)

(2)  Geographic information (continued)

                                                                              YEAR ENDED MARCH 31
                                                         -----------------------------------------------------------------
                                                              1999                      2000                      2001
                                                         -------------             -------------             -------------
                                                                               (Millions of yen)
Net sales:
  Japan                                                  JPY 3,662,123             JPY 3,745,910             JPY 4,308,152
  North America                                                519,134                   521,684                   379,569
  Others                                                       578,155                   723,853                   722,015
                                                         -------------             -------------             -------------
Total                                                    JPY 4,759,412             JPY 4,991,447             JPY 5,409,736
                                                         =============             =============             =============
Geographic profit (loss):
  Japan                                                     JPY 54,732               JPY 120,141               JPY 170,094
  North America                                                (37,730)                  (13,705)                   (2,904)
  Others                                                       (12,168)                    4,774                    17,993
  Eliminations                                                  (1,695)                     (796)                        -
                                                         -------------             -------------             -------------
Total                                                        JPY 3,139               JPY 110,414               JPY 185,183
                                                         =============             =============             =============

                                                                                     MARCH 31
                                                         -----------------------------------------------------------------
                                                              1999                      2000                      2001
                                                         -------------             -------------             -------------
                                                                               (Millions of yen)

Long-lived assets:
  Japan                                                  JPY 1,356,772             JPY 1,213,264             JPY 1,203,522
  North America                                                101,631                    65,023                    77,167
  Others                                                       150,030                   126,628                   128,541
                                                         -------------             -------------             -------------
Total                                                    JPY 1,608,433             JPY 1,404,915             JPY 1,409,230
                                                         =============             =============             =============

     There are not any individually material countries with respect to the sales and long-lived assets included in other areas. Transfers between geographic segments are made at arm's-length prices.

(3)  Major customers

     Sales to one customer accounted for approximately 10.6%, 11.6% and 13.2% of consolidated sales for the years ended March 31, 1999, 2000 and 2001, respectively, principally in the NEC Networks and NEC Solutions segments.

                                 NEC Corporation

22.  SUBSEQUENT EVENTS

Subsequent to March 31, 2001, the Company reorganized the ownership structure of certain affiliated companies and subsidiaries which provide general facility services. As a result of such reorganization, the Company attained a controlling ownership interest in a leasing company formerly accounted for by the equity method, and it became a consolidated subsidiary effective April 1, 2001.

                                                                     SCHEDULE II



                                 NEC Corporation

                        Valuation and Qualifying Accounts


                                                              ADDITIONS
                                            BALANCE AT        CHARGED TO
                                           BEGINNING OF        COSTS AND                         BALANCE AT END
                                              PERIOD           EXPENSES          DEDUCTIONS        OF PERIOD
                                           ------------       ----------         ----------      --------------
Year ended March 31, 1999:
Allowance for doubtful notes and
 accounts                                   JPY 12,075        JPY 18,671         JPY 13,473(1)     JPY 17,273
                                            ==========        ==========         ==========        ==========

Year ended March 31, 2000:
Allowance for doubtful notes and
 accounts                                   JPY 17,273        JPY 15,568          JPY 6,426(1)     JPY 26,415
                                            ==========        ==========         ==========        ==========

Year ended March 31, 2001:
Allowance for doubtful notes and
 accounts                                   JPY 26,415         JPY 5,857          JPY 5,073(1)     JPY 27,199
                                            ==========        ==========         ==========        ==========

------------

Note

(1) Principally accounts written off, translation adjustments and reversal of allowance for doubtful notes and accounts.