Form 20-F
period 2002-03-31
NEC CORP
filed 2002-08-06
CIK 72127

     As filed with the Securities and Exchange Commission on August 6, 2002
================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2002

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period ________ to ________

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

                           American Depositary Shares
         each representing one share of common stock of the Registrant
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

1,656,268,189 shares of common stock

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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 [ ] Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
ITEM 1.     Identity of Directors, Senior Management and Advisers                                     4
ITEM 2.     Offer Statistics and Expected Timetable                                                   4
ITEM 3.     Key Information                                                                           4
ITEM 4.     Information on the Company                                                               14
ITEM 5.     Operating and Financial Review and Prospects                                             26
ITEM 6.     Directors, Senior Management and Employees                                               43
ITEM 7.     Major Shareholders and Related Party Transactions                                        48
ITEM 8.     Financial Information                                                                    49
ITEM 9.     The Offer and Listing                                                                    50
ITEM 10.    Additional Information                                                                   51
ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk                               62
ITEM 12.    Description of Securities Other than Equity Securities                                   63
ITEM 13.    Defaults, Dividend Arrearages and Delinquencies                                          63
ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds             63
ITEM 15.    [Reserved]                                                                               64
ITEM 16.    [Reserved]                                                                               64
ITEM 17.    Financial Statements                                                                     64
ITEM 18.    Financial Statements                                                                     64
ITEM 19.    Exhibits                                                                                 64

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

         - global economic conditions and general economic conditions in our markets;

         - demand for, and competitive pricing pressure on, our products and services;

         - our ability to continue to win acceptance of our products and services in highly competitive markets;

         - our ability to restructure, or otherwise adjust, our operations to reflect changing market conditions; and

         -        movement of currency exchange rates.

         For a discussion of factors that could cause actual results to differ, please see the discussion under "Item 3.D. Risk Factors" contained in this annual report and in other information contained in our filings with the SEC. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION.

A.       SELECTED FINANCIAL DATA

         You should read the selected consolidated financial data set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included elsewhere in this annual report. These data are qualified in their entirety by reference to all of that information.

         The selected consolidated financial data as of and for the fiscal years ended March 31, 1998, 1999, 2000, 2001, and 2002 have been derived from our audited consolidated financial statements for those fiscal years.

         Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

                                                                      YEAR ENDED MARCH 31,
                                       ----------------------------------------------------------------------------------
                                           1998             1999              2000              2001             2002
                                       ------------     ------------      ------------     -------------    -------------
                                                           (MILLIONS OF YEN, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Sales and other income                JPY 4,970,686    JPY 4,815,791     JPY 5,209,891    JPY 5,591,122    JPY 5,211,412
 Net sales                                 4,901,122        4,759,412         4,991,447        5,409,736        5,101,022
 Income (loss) before income
  taxes                                       90,993         (224,726)           30,183           92,323         (461,183)
 Provision (benefit) for income
  taxes                                       41,514          (72,988)           32,484           56,308         (178,173)
 Income (loss) before
  cumulative effect of
  accounting change                           41,417         (151,261)           10,416           56,603         (309,425)
 Net income (loss)                            47,417         (151,261)           10,416           56,603         (312,020)

PER SHARE DATA:
 Basic(1)
  Income (loss) before
    cumulative effect of
    accounting change                          29.78           (94.49)             6.40            34.55          (187.06)
  Net income (loss)                            29.78           (94.49)             6.40            34.55          (188.63)

 Diluted(1)
  Income (loss) before
    cumulative effect of
    accounting change                          27.36           (94.49)             6.40            32.17          (187.06)
  Net income (loss)                            27.36           (94.49)             6.40            32.17          (188.63)
Cash dividends                                 11.00             8.50              6.00            11.00             6.00

OTHER FINANCIAL DATA:
 Capital expenditures                        385,346          253,623           281,639          346,491          200,067
 Depreciation                                285,862          306,442           260,942          250,138          234,738
 R&D expenses                                381,239          346,215           315,163          344,957          333,632

                                                              AS OF MARCH 31,
                             -----------------------------------------------------------------------------
                                  1998             1999            2000           2001            2002
                             -------------     ------------    ------------   ------------    ------------
                                                            (MILLIONS OF YEN)
BALANCE SHEET DATA:
  Total assets               JPY 5,074,478    JPY 5,045,934   JPY 4,608,964  JPY 4,823,624   JPY 5,010,883
  Long-term liabilities          1,458,856        1,931,286       1,611,504      1,642,538       2,005,610
  Shareholders' equity           1,162,287          927,345         976,853        915,036         564,915

(1) For the fiscal year ended March 31, 2002, the weighted average number of our shares of common stock outstanding was 1,654,131,607, and 1,654,131,607 on a diluted basis.

         EXCHANGE RATE INFORMATION

         We maintain our accounts in Japanese yen. The following table sets forth, for each period indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York for Japanese yen, expressed in Japanese yen per $1.00. On July 26, 2002, the noon buying rate was $1.00 equals JPY 118.78 and the inverse noon buying rate was JPY 100 equals $0.84.

                                                                      YEAR 2002
                                   --------------------------------------------------------------------------------
                                    FEBRUARY       MARCH         APRIL          MAY          JUNE          JULY(1)
                                   ----------     ---------     ---------     ---------    ----------   - ---------
Yen exchange rate per U.S.$
High                               JPY 134.77    JPY 133.46    JPY 133.40    JPY 128.66    JPY 125.64    JPY 120.19
Low                                    132.26        127.07        128.13        123.08        119.38        115.71

(1)      Period from July 1 to July 26.

                                                            YEAR ENDED MARCH 31,
                                      -----------------------------------------------------------------
                                        1998         1999           2000         2001          2002
                                      ----------   -----------   ----------    ----------    ----------
Yen exchange rate per U.S.$
Average (of month-end rates)          JPY 123.57    JPY 128.10   JPY 110.02    JPY 111.64    JPY 125.05

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

         Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this annual report, including our consolidated financial statements and related notes, and "Item 11. Quantitative and Qualitative Disclosure about Market Risk," before investing in our securities. Our business, operating results, and financial condition could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

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

         We have many competitors, ranging from large multinational corporations to an increasing number of relatively small, rapidly growing and highly specialized companies. Unlike many of our competitors, however, we operate in many businesses while competing with companies that specialize in one or more of our product or service lines. As a result, we may not fund or invest in some of our businesses as much as our competitors, and we may not be able to change or take advantage of market opportunities as quickly or as well as they do. In addition, some of our customers may be hesitant to share information with us, or to allow us to collaborate in their design process, because we may also compete with them in other areas.

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

         The cyclical nature of the semiconductor market is due partly to periods of production overcapacity. Both international semiconductor companies and specialist semiconductor foundries have added significant capacity in recent years. As a consequence, semiconductor production capacity may periodically exceed the demand for semiconductor products, thus putting downward pressure on selling prices and reducing our revenues.

OUR OPERATING RESULTS MAY SUFFER IF OUR PRODUCTION PROCESSES ENCOUNTER PROBLEMS OR IF WE ARE NOT ABLE TO MATCH OUR PRODUCTION CAPACITY TO FLUCTUATING LEVELS OF DEMAND

         The computer, communications, semiconductor, and other markets in which we operate are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Production difficulties or inefficiencies can reduce yields or interrupt production, and we may not be able to deliver products on time in a cost effective, competitive manner. If production is interrupted, we may not be able to shift production to other facilities on a timely basis, or customers may purchase products from other suppliers. A resulting shortage of manufacturing capacity for some products could adversely affect our ability to compete. Resulting reductions in revenues and damage to customer relationships could be significant.

         Japanese legal and practical restrictions on the termination of employees, union agreements and other factors limit our ability to reduce our production capacity and costs, during industry downturns, to adjust to reduced levels of demand. In addition, during these periods customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues. Conversely, during periods of increased demand, we may not have sufficient capacity to meet customer orders, making relationships with affected customers difficult. As a result, we may lose sales as customers turn to our competitors that can satisfy their increased demand either immediately or in the future.

IF WE FAIL TO ATTRACT, HIRE, AND RETAIN SKILLED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR BUSINESS OBJECTIVES.

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

WEAK ECONOMIC CONDITIONS IN JAPAN AND WORLDWIDE MAY HARM OUR BUSINESS

         We are very dependent on the Japanese market. In the fiscal year ended March 31, 2002, our sales in Japan accounted for 77% of our total net sales. The outlook for the Japanese economy in terms of public and private sector capital investment, consumer spending, and foreign currency exchange rates is highly uncertain. The length and severity of a continuing weakness in the Japanese economy could have a significant impact on our financial results. Uncertainty in the Japanese economy means that it is difficult to estimate the level of growth for the economy. Because all components of our budgeting and forecasting depend upon estimates of growth in the markets we serve, the prevailing economic uncertainty makes estimates of future income and required expenditures even more difficult to make than usual. If we are mistaken in our budgeting and forecasting, it will be more difficult for us to respond appropriately to a changing economic environment.

         We depend also on markets outside Japan. In the fiscal year ended March 31, 2002, 23% of our total net sales were generated outside Japan. Our business is therefore subject to risks involved in international markets, including negative economic developments in foreign economies. Our results of operations also could be hurt if demand for the products or services made or offered by our customers decreases due to adverse economic conditions in any of the regions where they sell or offer their own products or services. In recent months, the telecommunications and technology markets have weakened significantly in the U.S. and Europe. Further deterioration in these markets would adversely affect our results of operations.

         During the fiscal year ended March 31, 2002, we implemented various restructuring initiatives to respond to adverse market conditions. We incurred restructuring expenses of JPY 285.9 billion. We are also implementing additional restructuring initiatives in the fiscal year ending March 31, 2003. See "Item 5.A. Operating Results -- Significant Measures to Counter Structural Changes in the Industry and a Slowdown in Markets" and "-- Restructurings of our NEC Electron Devices Businesses."

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

                         RISKS RELATED TO OUR BUSINESS

WE MAY NOT SUCCEED IN IMPLEMENTING OUR REORGANIZATION AND STRATEGY

         We are continuing to implement our business strategy and make significant changes in our corporate organization, including

         - focusing on and promoting products and services related to the Internet, mobile communications, and broadband technologies as our core business,

         -        restructuring unprofitable operations,

         -        forming strategic alliances and joint ventures, and

         - transferring or taking public some businesses that we believe may perform better on a stand-alone basis.

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

         - develop and manufacture innovative products in a timely and cost-effective manner;

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

         The process of developing new products entails many risks. The development process can be lengthy and costly, and requires us to commit a significant amount of resources well in advance of sales. Technology and standards may change while we are in development, rendering our products outdated or uncompetitive before their introduction. Our products, some of which contain both hardware and software, may contain undetected errors that may be found after the products' introduction and shipment.

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

         - the introduction and market acceptance of new technologies, products and services;

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

         These trends and factors could have a material adverse effect on our business, operating results and financial condition.

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

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS AND PROSPECTS MAY BE HARMED

         We depend on our proprietary technology and our ability to obtain patents, licenses, and other intellectual property rights covering our products, services, business models, and design and manufacturing processes. The process of seeking patent protection can be long and expensive. Although we have approximately 72,000 patents, any of our patents could be challenged, invalidated, or circumvented. The fact that we hold many patents or other intellectual property rights does not ensure that the rights granted under them will provide competitive advantages to us. For example, the protection afforded by our intellectual property rights such as patents, patent applications, and copyrights may be undercut by rapid changes in technologies in the industries in which we operate. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright, and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. Litigation, which could consume financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement brought against us by others.

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

         Approximately 16% of our net sales in the fiscal year ended March 31, 2002 were derived from sales to the Nippon Telegraph and Telephone Corporation, or NTT, group of companies, including NTT DoCoMo, Inc. NTT group is the largest provider of wireline and wireless voice, data, Internet, and related telecommunications services in Japan. NTT DoCoMo is the leading mobile communications service provider in Japan. If either of these companies were to suffer significant business or financial problems, they might reduce their level of capital expenditures or current procurement, which could adversely affect our business, operating results, and financial condition. In addition, although at present none of the NTT group companies engages in any material manufacturing, if in the future any NTT group company were to begin manufacturing products that we supply, or to acquire one of our competitors, this could adversely affect our business.

WE ARE EXPOSED TO THE RISK THAT OUR CUSTOMERS, INCLUDING THOSE TO WHOM WE HAVE PROVIDED VENDOR FINANCING, MAY ENCOUNTER FINANCIAL DIFFICULTIES

         We sometimes provide vendor financing to our customers, or provide guarantees to banks or trading companies that have provided such financing. In addition, many of our customers purchase products and services from us on payment terms that do not provide for immediate payment. If our customers to whom we have extended or guaranteed vendor financing, or from whom we have substantial accounts receivable, encounter financial difficulties and are unable to make payments on time, our business, operating results, and financial condition could be adversely affected.

OUR PENSION AND SEVERANCE PLANS ARE CURRENTLY UNDERFUNDED DUE TO THE DECLINE IN THE VALUE OF SECURITIES CONSTITUTING PLAN ASSETS, AND SATISFYING OUR OBLIGATIONS UNDER THESE PLANS MAY COST MORE THAN WE EXPECT

         At March 31, 2002, we had total outstanding benefit obligations, calculated in accordance with U.S. GAAP, of JPY 1,396.1 billion. Although we fund our pension plans in conformity with the regulatory requirements where applicable, at March 31, 2002 the fair value of plan assets was JPY 799.4 billion. Consequently, as of that date we had JPY 596.7 billion of unfunded pension plan obligations.

         Primarily because of the decline in Japanese stock prices during the fiscal year ended March 31, 2002, the value of plan assets at the beginning of fiscal year ended March 31, 2002, declined by JPY 50.8 billion, more than offsetting our aggregate contributions to plan assets during the course of the year. Further declines in the Japanese stock market would reduce the value of the plan assets, and increase the level of our plan underfunding.

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

ITEM 4.  INFORMATION ON THE COMPANY.

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         NEC's legal and commercial name is "Nippon Denki Kabushiki Kaisha" in Japanese or NEC Corporation in English. NEC was incorporated on July 17, 1899 as a joint stock corporation ("kabushiki kaisha") in Japan under the Japanese Commercial Code.

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

         In the 1980s, we pursued a policy of globalization to conduct our diversified manufacturing and sales operations closer to our customers. We added a total of 50 subsidiaries and affiliates, 12 for manufacturing and 38 for marketing and other services during the 1980s in overseas markets.

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

         CAPITAL EXPENDITURES

         The following table sets forth a breakdown of our annual capital expenditures (on an accrual basis) during the three years ended March 31, 2002:

                                         YEAR ENDED MARCH 31,
                              -----------------------------------------
                                  2000            2001          2002
                              -----------    -----------    -----------
                                           (Millions of yen)
NEC Solutions                  JPY 31,662     JPY 26,947     JPY 34,576
NEC Networks                       32,955         44,882         46,689
NEC Electron Devices              171,857        239,536         96,558
Others                             17,713         20,058          6,726
                              -----------    -----------    -----------
           Total                  254,187        331,423        184,549

Corporate                          27,452         15,068         13,953
                              -----------    -----------    -----------
Electronics business Total        281,639        346,491        198,502
Leasing business                       --             --          1,565
                              -----------    -----------    -----------
Consolidated total            JPY 281,639    JPY 346,491    JPY 200,067
                              ===========    ===========    ===========

         During the three years ended March 31, 2002, our capital expenditures were principally devoted to the expansion and upgrading of our manufacturing facilities for semiconductors.

         Capital expenditures during the fiscal year ended March 31, 2002 declined by 42%, compared with the fiscal year ended March 31, 2001, to JPY
200.1 billion. Major capital expenditures in the fiscal year ended March 31, 2002 included investment in manufacturing facilities for system LSIs in Japan, which contributed to a 60% decrease in capital expenditures for NEC Electron Devices to JPY 96.6 billion. For the fiscal year ended March 31, 2002, NEC Solutions invested in equipment for the expansion of its BIGLOBE services as well as for R&D and manufacturing of computers as servers and storage systems. NEC Networks invested in equipment for the manufacturing of communications equipment and for R&D of optical network systems and W-CDMA mobile communications systems.

         At the start of our current fiscal year, we established a capital expenditure budget devoted to investing in equipment for continuing R&D of computers, optical network systems and W-CDMA systems, and system LSIs, as well as for the manufacturing of our various products. We continuously monitor our capital expenditures and evaluate whether adjustments to our budget are necessary in light of market conditions and other economic factors. We expect to spend approximately JPY 16.6 billion in capital expenditures during the fiscal year ending March 31, 2003.

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

         In April 2000, we reorganized our businesses into three in-house companies, which correspond to our three principal business segments:

         - NEC SOLUTIONS delivers highly reliable Internet-related services and other computing solutions to enterprise, government, and individual customers by providing software, hardware, and services necessary to design, integrate, and operate these elements. The products and services of this in-house company include: systems integration services, software, Internet-related services, and maintenance and customer support services, as well as PCs, mainframe computers, servers, workstations, supercomputers, and storage systems. In the fiscal year ended March 31, 2002, we derived JPY 2,209.1 billion of our sales, and realized a segment profit of JPY
                  75.4 billion, from NEC Solutions.

         - NEC NETWORKS designs and provides wireline network infrastructure, mobile and wireless network infrastructure, and mobile terminals, which enable our customers, primarily network service providers, to build and operate their networks with a high degree of service quality and reliability and in a cost-effective manner. Working closely with our customers, we design and deploy network systems and products including: optical network systems, switching systems, Internet Protocol, or IP, network systems, mobile and wireless network systems, and mobile terminals. In the fiscal year ended March 31, 2002, we derived JPY 1,957.2 billion of our sales, and realized a segment profit of JPY
                  53.4 billion, from NEC Networks.

         - NEC ELECTRON DEVICES is a leading provider of semiconductors, displays, and other electronic components used in computers, communications products, digital consumer electronic products, and automobiles. Our semiconductor products include system LSIs, general-purpose semiconductors such as display driver LSI, transistors and compound semiconductors, and memory devices. In the fiscal year ended March 31, 2002, we derived JPY 842.9 billion of our sales, and incurred a segment loss of JPY 148.2 billion, from NEC Electron Devices.

         In the fiscal year ended March 31, 2002, we had net sales of JPY 5,101.0 billion, of which we generated approximately 77% in Japan and the balance overseas. As of March 31, 2002, we employed approximately 142,000 people worldwide and had manufacturing, sales, or R&D consolidated subsidiaries in Japan and overseas.

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

         Maintenance and Customer Support Services. We offer maintenance and support services to our customers mainly through our subsidiary, NEC Fielding, Ltd., one of Japan's largest technical support companies, with over 430 service centers.

         Personal Computers and Peripheral Products. NEC Solutions develops, manufactures, and markets PCs, PC peripheral products and personal digital assistance, or PDAs. We produce a wide range of PC products including desk-top PCs and notebook PCs, targeted at corporate customers as well as for the consumer markets. We offer PCs with wireless connectivity, multimedia functions, and advanced security functions. We are a leading supplier of PCs in Japan.

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

         In addition, our other products include terminals such as key telephone systems and point-of-sale terminals.

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

         IP networks are playing an increasingly central role in basic systems. We provide products that enable the deployment of IP networks with high reliability. NTT DoCoMo, a leading mobile communications service provider in Japan, chose to adopt our IP switching routers for its IP wide code division multiple access, or W-CDMA, network trials. We played a leading role in development and standardization activities of the next-generation protocol, Internet Protocol Version 6, or IPv6. IPv6 cures a number of problems in the current protocol and adds many improvements in areas such as routing and network auto-configuration. Our IPv6 routers have already been adopted by advanced network service providers and enterprise users. We aim to build increasingly reliable networks by combining IP switching routers with network infrastructure servers offering a wide variety of services tailored to the objectives of our customers.

         Enterprise networking systems are private voice and data integrated network systems, including Voice over Internet Protocol, or VoIP, a technology used to transmit voice conversations over a data network using the IP. We provide industry specific PBX and IP-PBX systems for customers such as hotels and hospitals.

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

         We have also been selected by NTT DoCoMo as one of the suppliers of W-CDMA systems for its 3G mobile communications service, which started commercial services in Japan in October 2001. We are the leading supplier of these systems in Japan.

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

         Semiconductors. A significant portion of our semiconductor sales are composed of:

         -        system large-scale integrated circuit, or LSI, products;

         - general-purpose semiconductors such as display driver ICs, transistors and compound semiconductors; and

         -        DRAMs and other memories.

         System LSI Products. NEC Electron Devices designs, develops, and manufactures system LSIs, the core component of its device solutions. System LSIs include application specific integrated circuits, or ASICs, application specific standard products, or ASSPs, microprocessors, and microcontrollers. We supply system LSIs for use in a variety of products including computers, communications products, digital consumer electronic products, and automotive electronics equipment. In fiscal year ended March 31, 2002, NEC Electron Devices bolstered their ability to deliver a full lineup of customer specific solutions and focused on providing services ranging from system consultation to software solutions. For example, we have realized high performance graphics processing LSIs produced in consultation with and specifically for our customer manufacturing state-of-the-art game consoles, controller LSIs for the digital camera market and the CPU with copper wiring technology for our flagship SX-6 supercomputers.

         General Purpose Semiconductors, Transistors and Compound
Semiconductors. We design, develop, and manufacture general purpose discrete semiconductor devices, power management ICs in a wide variety of applications, and display control devices used in mobile phones, PCs, monitors, and other systems. We also design, develop, and manufacture optical and microwave semiconductor devices including compound semiconductors.

         DRAMs. We manufacture mainly high-speed, high-capacity DRAMs. Major products include DRAMs for computers, communications equipment, digital consumer electronic products, and others. To facilitate accelerated development of new products as well as to take steps to reduce our exposure to increased market volatility, we established a joint venture company, Elpida Memory, Inc., with Hitachi, Ltd. to combine the competitive strengths of both companies. Although we and Hitachi produce DRAM for Elpida Memory, we have taken steps to readjust DRAM production bases. In the fiscal year ended March 31, 2002, we stopped DRAM production at production lines in the United States and the United Kingdom. Elpida Memory plans to establish a new 300mm wafer fabrication plant in fall 2002 and we will accelerate the transfer of our DRAM business to Elpida Memory.

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

         Electronic Components. We design, manufacture, and produce electronic components such as batteries, capacitors, printed wiring boards, and relays. Our rechargeable lithium-ion batteries are mainly used in mobile phones. Our tantalum capacitors, which are notable in terms of their small size and high capacity, are used in a wide variety of applications, including mobile phones, PCs, and game consoles. In April 2002, we integrated three electronic components businesses, our capacitor, relay and rechargeable battery operations, with Tokin Corporation, which was concurrently renamed NEC TOKIN Corporation.

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

         The principal raw materials and components used by us are ICs including memories and logic ICs, LCD panels, printed wiring boards, silicon, connectors, and capacitors. Certain raw materials and components such as silicon and memories used in the manufacture of our products are purchased with a view to maximizing the benefits of bulk purchasing and efficient stock control. Electronic data interchange, or EDI, is widely used to negotiate and purchase raw materials and components to make the procurement process efficient. We use an Internet-based purchasing system to lower costs and improve efficiency in our procurement operations. This system permits internal sharing of information concerning, among other things, suppliers, prices, and quality of raw materials or components. It also permits more frequent and speedy communications with suppliers. In addition, we purchase certain raw materials and components from overseas suppliers through our international purchasing offices in the United States, the United Kingdom, and several countries in Asia as well as in Japan, to reduce product costs.

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

         The following table shows our net sales by market and net sales by market as a percentage of total net sales for each of the three fiscal years ended March 31, 2002:

                                                        YEAR ENDED MARCH 31,
                              -------------------------------------------------------------------------------
                                   2000                        2001                        2002
                              ---------------              --------------               -------------
                                                 (Millions of yen, except percentage data)
NET SALES BY MARKET
   Japan                      JPY 3,489,047     (70%)      JPY 3,954,681    (73%)       JPY 3,911,173   (77%)

   Overseas                       1,502,400     (30%)          1,455,055    (27%)           1,189,849   (23%)
                              -------------                -------------                -------------

   Total                      JPY 4,991,447                JPY 5,409,736                JPY 5,101,022
                              =============                =============                =============

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

         INTELLECTUAL PROPERTY

         We hold approximately 72,000 patents issued under Japanese and other laws and have a large number of Japanese and foreign patent applications pending. We maintain many licenses to Japanese and foreign patents. In some cases, such licenses are included in technical assistance agreements with licensors which cover a wide range of products and components, including computers, communications products, and semiconductors. In addition, we own and have licenses to use certain copyrights.

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

         REGULATION

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

C.       ORGANIZATIONAL STRUCTURE

         NEC and its subsidiaries and affiliates form a group of which NEC is the parent company. As of March 31, 2002, we had 169 consolidated subsidiaries and 13 affiliated companies accounted for by the equity method.

         The following table gives details of our significant subsidiaries (all of which are consolidated), as of March 31, 2002:


                                                                                        PERCENTAGE OF VOTING
                                                                                       SECURITIES DIRECTLY OR
NAME OF SUBSIDIARY                                         COUNTRY OF INCORPORATION   INDIRECTLY OWNED BY NEC
----------------------------------------------------       ------------------------   -----------------------
NEC CustomMax, Ltd.                                                  Japan                        100.00%
NEC Saitama, Ltd.                                                    Japan                        100.00
NEC Leasing, Ltd.                                                    Japan                         57.00
NEC Fielding, Ltd.                                                   Japan                         93.36
NEC System Integration & Construction, Ltd. (1)                      Japan                         41.40
NEC Custom Technica, Ltd.                                            Japan                        100.00
NEC Kyusyu, Ltd.                                                     Japan                        100.00
NEC Access Technica, Ltd.                                            Japan                        100.00
NEC Nexsolution, Ltd.                                                Japan                        100.00
NEC Mobiling, Ltd. (1)                                               Japan                         67.11
NEC Deviceport, Ltd.                                                 Japan                        100.00
NEC Kofu, Ltd.                                                       Japan                        100.00
NEC Kansai, Ltd.                                                     Japan                        100.00
NEC Soft, Ltd. (1)                                                   Japan                         68.16
NEC Infrontia Corporation  (1)                                       Japan                         53.91
NEC Logistics, Ltd.                                                  Japan                        100.00
NEC Computers International B.V.                                The Netherlands                    95.56
NEC Taiwan Ltd.                                                     Taiwan                        100.00
NEC America, Inc.                                                   U.S.A.                        100.00
NEC Technologies Hong Kong Limited                                   China                        100.00
NEC Electronics Inc.                                                U.S.A.                        100.00
NEC do Brasil S.A.                                                  Brazil                         99.98

(1)      Listed on the Tokyo Stock Exchange.

D.       PROPERTY, PLANTS, AND EQUIPMENT

         We have 59 manufacturing plants in Japan and 29 in 14 other countries (Argentina, Australia, Brazil, China, France, Ireland, Malaysia, Mexico, the Philippines, Singapore, Thailand, the United Kingdom, the United States and Vietnam). Our principal plants are located in Japan. The approximate land space and floor space of these plants as of March 31, 2002 were as follows:

           Location                 Description         Principal Products        Land Space       Floor Space
----------------------------     -----------------    ----------------------      -------------    -------------
                                                                                  (Thousands of    (Thousands of
                                                                                  square meters)   square meters)
----------------------------     -----------------    ----------------------      -------------    -------------
Kawasaki, Kanagawa               Tamagawa Plant       Communications                    214             241
                                                      equipment;
                                                      semiconductors
Fuchu, Tokyo                     Fuchu Plant          Computers and                     220             222
                                                      industrial electronic
                                                      systems; communications
                                                      equipment
Sagamihara, Kanagawa             Sagamihara Plant     Semiconductors;                   195             180
                                                      electronic components
Otsu, Shiga                      NEC Kansai, Ltd.     Semiconductors                    187             161
Abiko, Chiba                     Abiko Plant          Communications equipment          295             126
Kumamoto, Kumamoto               NEC Kyushu, Ltd.     Semiconductors                    128             121
Yokohama, Kanagawa               Yokohama Plant       Communications equipment          136             118
Tsuruoka, Yamagata               NEC Yamagata, Ltd.   Semiconductors                    139              96
Ichinoseki, Iwate                NEC Tohoku, Ltd.     Communications equipment           68              56
Yonezawa, Yamagata               NEC Custom           PCs                                59              47
                                 Technica, Ltd.
Fukushima, Fukushima             NEC Wireless         Communication Network              81              47
                                 Network, Ltd.
Ota, Gunma                       NEC Custom           PCs                                93              34
                                 Technica, Ltd.

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

         In addition to the above, our corporate R&D facilities, most of which we own, occupy 126 thousand square meters of floor space.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following discussion and analysis should be read in conjunction with "Item 3.A. Selected Financial Data" and our consolidated financial statements and notes to those financial statements included elsewhere in this annual report.

    A.   OPERATING RESULTS

         OVERVIEW

         We are a leading provider of systems, components, services, and integrated solutions for computing and communications applications. We focus particularly on providing reliable solutions to meet complex customer requirements. Our results of operations are thus affected by trends in the information technology ("IT") industry, technological changes such as the proliferation of the Internet, mobile, and broadband technologies, and product cycles resulting from the evolution from one generation of computing, communications, or electron device technologies to the next.

         Our business consists of our electronics operations and our leasing operations. The leasing business segment was established, following the consolidation of NEC Leasing, Ltd.'s financial results into our overall results effective as of the beginning of the fiscal year ended March 31, 2002. NEC Leasing provides financing services such as leasing of computer products to government and corporate clients in Japan.

         The electronics business is divided into three principal segments, which we call NEC Solutions, NEC Networks, and NEC Electron Devices.

         NEC Solutions provides solutions, including the provision of systems integration ("SI") services, software, and Internet-related services as well as the development, design, manufacturing and sale of a wide range of computers and computer-related systems primarily for corporate and individual customers.

         NEC Networks provides network integration services as well as the development, design, manufacturing, and sale of communication equipment, primarily to network service providers.

         NEC Electron Devices develops, designs, manufactures and sells semiconductors and other electron devices mainly for end-products manufacturers.

         We have undertaken company-wide efforts to become a solutions-oriented company, which provides solutions that proactively address our customers' problems and focuses on businesses that capitalize on two broad trends that are shaping the emerging next-generation Internet society: mobile and broadband technologies.

         NEC Solutions is developing its SI services business with the goal of becoming a leading player in its markets by building on its strengths in open mission critical systems (backbone systems using open systems such as UNIX servers).

         NEC Networks is developing a global leadership position in the networking equipment market, by leveraging its solution capabilities using its knowledge and experience as a total system supplier. It will seek to accomplish this goal by building on its broad range of superior hardware technologies, such as Internet protocol ("IP") and optical networks, and its strong track record in selling and developing 3G wireless communications infrastructure and mobile handsets.

         In NEC Electron Devices, the system LSI business forms the core of its operations, focusing on delivering device solutions based on a thorough understanding of customer needs. Maintaining strong customer relationships, NEC Electron Devices is concentrating efforts on system LSIs for high-end applications that require a greater speed, higher integration and performance, such as LSIs for servers, core routers and storage products. At the same time, NEC Electron Devices is refining leading-edge technologies and promoting their wide spread use in its effort to become a solutions leader in system LSIs in a broad range of applications.

         The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2000, 2001, and 2002:

                                                     YEAR ENDED MARCH 31,
                                         -------------------------------------------
                                             2000            2001           2002
                                         -----------     -----------    ------------
                                                      (BILLIONS OF YEN)
SALES:
     NEC Solutions                       JPY 2,270.6     JPY 2,228.5     JPY 2,209.1
     NEC Networks                            1,527.7         1,834.4         1,957.2
     NEC Electron Devices                    1,122.8         1,228.9           842.9
     Others                                    723.9           742.4           634.8
     Eliminations                             (653.6)         (624.5)         (589.2)
                                         -----------     -----------     -----------
   Electronics business total                4,991.4         5,409.7         5,054.8
   Leasing business                             --              --              71.8
   Eliminations                                 --              --             (25.6)
  Net sales                                  4,991.4         5,409.7         5,101.0
  Cost of sales                              3,664.5         3,981.1         3,919.3
  Selling, general and
   administrative expenses                   1,216.5         1,243.4         1,237.2
SEGMENT PROFIT (LOSS)(1):
   NEC Solutions                                84.4            84.1            75.4
   NEC Networks                                 57.1            83.1            53.4
   NEC Electron Devices                         49.4            68.3          (148.2)
   Others                                       (2.7)           20.2             3.0
   Eliminations                                (17.6)          (16.9)           (3.3)
                                         -----------     -----------     -----------
  Unallocated corporate
   expenses                                    (60.2)          (53.6)          (39.7)
                                         -----------     -----------     -----------
  Electronics business total                   110.4           185.2           (59.4)
  Leasing business total                        --              --               6.3
  Eliminations                                  --              --              (2.4)
  Aggregate segment profit (loss)              110.4           185.2           (55.5)
  Income (loss) before income taxes             30.2            92.3          (461.2)
  Income (loss) before cumulative               10.4            56.6          (309.4)
   effect of accounting change
  Net income (loss)                             10.4            56.6          (312.0)

(1) Segment profit means sales less cost of sales and selling, general and administrative expenses allocable to each segment.

SIGNIFICANT MEASURES TO COUNTER STRUCTURAL CHANGES IN THE INDUSTRY AND SLOWDOWN IN MARKETS

         In the fiscal year ended March 31, 2002, the effects of the IT downturn in the United States spread to Japan, which has been mired in a prolonged recession, Europe and other regions. Demand weakened for information-related products, such as communications equipment and PCs, and electron devices such as semiconductors and displays. The fiscal year ended March 31, 2002 also saw changes in the structure of the IT industry, as seen in the shift of production and certain other activities to China. In response, during the fiscal year ended March 31, 2002 we implemented the following measures to restore our ability to generate earnings and strengthen our financial position:

         ACCELERATING STRUCTURAL REFORMS. We restructured businesses such as those for PCs, DRAMs and displays, that have been negatively impacted by changes in PC-related markets. Since the second half of the fiscal year ended March 31, 2002, we also implemented a restructuring program to counter the rapid deterioration in the communications equipment market, which is expected to remain challenging for some time. Restructuring expenses totalled JPY 285.9 billion, which reflected:

- NEC SOLUTIONS: RESTRUCTURING THE PERSONAL COMPUTERS BUSINESS. NEC Solutions incurred restructuring expenses of JPY 33.6 billion, due mainly to restructuring the PCs and PC peripherals business by integrating and realigning domestic subsidiaries.

- NEC NETWORKS: RESTRUCTURING COST STRUCTURE OF OPTICAL NETWORKING BUSINESS AND OVERSEAS BUSINESSES. NEC Networks' restructuring program focused on reviewing development projects, reducing material costs and streamlining its workforce in the optical networking business. It also worked to scale down operations in Brazil and the United States. NEC Networks recorded JPY 51.2 billion in restructuring expenses, mainly for substantial personnel cuts and inventory corrections arising from its restructuring program.

- NEC ELECTRON DEVICES: IMPLEMENTING STRUCTURAL REFORMS. In response to a changing growth model for electronic products, NEC Electron Devices incurred JPY 200.9 billion in restructuring expenses to reduce fixed costs in order to achieve improved profitability beginning in the fiscal year ending March 31, 2003. The initiatives included stopping DRAM production in the United States and United Kingdom, ceasing operations on old production lines, disposing of aging facilities, and reducing the number of employees.

         IMPROVING OUR BALANCE SHEET. Shareholders' equity at the end of the fiscal year ended March 31, 2002 was JPY 564.9 billion, down JPY 350.1 billion year on year, the shareholders' equity ratio was 11.3% and the debt-equity ratio was 4.0 times. This is due mainly to the net loss of the fiscal year ended March 31, 2002 of JPY 312.0 billion, largely the result of restructuring expenses, and an increase in the minimum pension liability adjustment owing to an actual loss on pension plan assets brought about by a weak stock market. Had our leasing business been accounted for by the equity method at March 31, 2002, our shareholders' equity ratio would have been 12.7% and our debt-equity ratio
3.0 times.

         The weakening state of our balance sheet in the fiscal year ended March 31, 2002 prompted us to implement additional restructuring measures. These included reducing inventories by implementing company-wide supply chain management ("SCM") and adjusting semiconductor production. As a result, we reduced total assets by JPY 359.8 billion, compared with the end of the fiscal year ended March 31, 2001, and held interest-bearing debt to JPY 1,696.7 billion, which represented an increase of only JPY 12.5 billion. In both cases, figures are calculated as if our leasing business had been accounted for by the equity method. We intend to reduce interest-bearing debt further, using funds raised internally through ongoing efforts to reduce assets and raise the return on assets.

         RESTRUCTURINGS OF OUR NEC ELECTRON DEVICES BUSINESSES

         We have been continuing our efforts to refocus the businesses of NEC Electron Devices. In May 2002, we announced further restructuring plans for NEC Electron Devices, which include, among other things, our plan to transfer most of our semiconductor operations to a new subsidiary in November 2002. The new company's operations will include system LSIs, integrated circuits and discrete devices and compound semiconductor devices. The new company's operations will not include our DRAM operations. We plan eventually to take this company public.

         RESULTS OF OPERATIONS

FISCAL YEAR ENDED MARCH 31, 2002 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 2001

         Sales. In the fiscal year ended March 31, 2002, our net sales fell by JPY 308.7 billion to JPY 5,101.0 billion, down 6% from the previous fiscal year. The fall was attributable to a 31% decline in net sales at NEC Electron Devices, in spite of a 7% increase in net sales at NEC Networks and almost flat sales at NEC Solutions.

         By geographical location of customers, net sales in Japan declined by 1% to JPY 3,911.2 billion. This was mainly attributable to a decline in PCs sales due to a sluggish domestic PCs market and the effect of a fall in both shipments and price of semiconductors and displays due to significantly weak demand. These factors more than offset higher sales of communications equipment, such as mobile handsets, and SI services for various industries, such as manufacturing and communications. Overseas sales were down 18% at JPY 1,189.8 billion. Higher sales of fiber-optic submarine cable systems were negated by falling prices for semiconductors, displays and other electron devices in overseas markets.

         Sales denominated in foreign currencies, principally the U.S. dollar, fell by 17% to JPY 1,146.0 billion, due to falling prices and shipment volume of semiconductors and other products. Consequently, foreign currency denominated sales represented 23% of net sales for the fiscal year ended March 31, 2002. Fluctuations in foreign currency exchange rates had a negligible effect on earnings, due to a variety of risk hedging measures such as forward exchange contracts and balancing of foreign-currency denominated sales and procurement.

         See also "-- Results of Operations by Operating Segment Comparing Fiscal Years Ended March 31, 2002 and 2001."

         Interest, Gain on Securities Sold, Dividends, and Other (Other Income). Other income was JPY 103.6 billion, down JPY 36.5 billion from JPY
140.1 billion in the previous fiscal year. Since April 2000, we have realigned businesses with the goal of selectively focusing on strategic core businesses. Actions have included divestitures of non-core businesses, and implementation of measures designed to raise asset productivity, such as selling marketable securities. Consequently, in the fiscal year ended March 31, 2001, we recorded gains on the sale of investments in securities of JPY 57.9 billion and gains on the sale of property, plant and equipment of JPY 34.3 billion. Similarly, in the fiscal year ended March 31, 2002, we recorded gains on the sale of investments in securities of JPY 32.9 billion and gains on the sale of property, plant and equipment of JPY 12.1 billion.

         Gains Due to Stock Issuances by Subsidiaries. In the fiscal year ended March 31, 2002, we recorded a JPY 3.1 billion gain on the IPO of NEC Mobiling, Ltd. Of this amount, the sale of our shares in NEC Mobiling as part of its IPO made up JPY 1.8 billion and gains arising from the difference between the offering price and the carrying amount of these shares accounted for JPY 1.2 billion. We also recorded gains of JPY 3.7 billion due to stock issuances by other subsidiaries. See Note 18 to our consolidated financial statements on page F-39.

         Cost of Sales. Cost of sales fell by JPY 61.8 billion to JPY 3,919.3 billion. As a percentage of net sales, cost of sales were 76.8%, up 3.2 percentage points over the previous fiscal year. This increase was mainly attributable to a fall in semiconductor and display prices, which more than offset the effect of measures to improve SCM and cut fixed costs.

         Selling, General, and Administrative Expenses. Selling, general and administrative ("SG&A") expenses declined by JPY 6.2 billion to JPY 1,237.3 billion, mainly reflecting vigorous efforts to trim R&D and other expenses. As a percentage of net sales, however, SG&A expenses increased 1.3 percentage points due to the sharp drop in sales reflecting falling prices for electron devices.

         R&D expenses fell by 3% to JPY 333.6 billion, representing 6.5% of net sales. We pursued greater efficiencies with emphasis on the development of next-generation wireless communication systems, leading-edge system LSIs and Internet-related products. For additional R&D information, see "Item 5.C. Research and Development."

         Other Expenses. Other expenses increased JPY 259.0 billion to JPY 469.4 billion. In the fiscal year ended March 31, 2002, we incurred restructuring and other unusual charges of JPY 370.5 billion, primarily for additional restructuring measures to mitigate the adverse business environment. We recorded such charges for restructuring subsidiaries and the disposal of assets, and impairment losses on investment in securities. See Note 19 to our consolidated financial statements on page F-41.

         Income (Loss) Before Income Taxes. We recorded a loss before income taxes of JPY 461.2 billion, down JPY 553.5 billion from income before income taxes of JPY 92.3 billion in the previous fiscal year. This was mainly attributable to a sharp fall in total segment profit, which fell JPY 240.7 billion, reflecting a sharp decline in segment profit at NEC Electron Devices, together with moderate declines at NEC Solutions and NEC Networks. Another factor contributing to the loss was a JPY 234.3 billion increase in restructuring and other unusual charges.

         Equity in Earnings (Losses) of Affiliated Companies. We recorded equity in losses of affiliated companies of JPY 23.8 billion, down JPY 45.7 billion from earnings of JPY 21.9 billion in the previous fiscal year. This mainly reflected losses posted by affiliates involved in the semiconductor business due to the downturn in the market.

         Provision (Benefit) for Income Taxes. At March 31, 2002, we had deferred tax assets of JPY 560.7 billion after valuation allowance of JPY 27.2 billion and deferred tax liabilities of JPY 117.9 billion. Major differences between income (loss) before income taxes for financial reporting purposes and for income tax purposes include tax credits, utilization of operating loss carryforwards and the non-deductibility of certain expenses. The total valuation allowance decreased by JPY 9.5 billion in the fiscal year ended March 31, 2002. See Note 9 to our consolidated financial statements for a more detailed explanation.

         Consolidated tax returns were not permitted under Japanese tax rules until the year ended March 31, 2002. Accordingly, in Japan a subsidiary's losses cannot be offset against NEC's income or that of NEC's other subsidiaries. Japanese income tax regulations permit the carryforward of tax losses in a Japanese entity as an offset against its taxable income during the subsequent five years. Operating loss carryforwards expire at the end of the five-year period. The valuation allowance of JPY 27.2 billion at March 31, 2002 was comprised of (1) JPY 19.1 billion for deferred tax assets recognized for operating loss carryforwards of certain consolidated subsidiaries and (2) JPY
8.1 billion mainly for deferred tax assets related to the tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2002, our operating loss carryforwards amounting to JPY 583.9 billion consisted of (1) JPY 219.0 billion related to foreign subsidiaries for which deferred tax assets and valuation allowance were recorded, amounting to JPY 41.9 billion and JPY 3.6 billion, respectively, and (2) JPY 364.9 billion related to domestic companies for which deferred tax assets and valuation allowance were recorded, amounting to JPY 146.6 billion and JPY 15.5 billion, respectively. In determining the amount of valuation allowance, we consider all available evidence, including those companies' respective financial condition and results of operations, future losses or income (to the extent that they can be reasonably projected), projected future reversals of taxable temporary differences and our ability to realize tax benefits at the parent company level from subsidiary losses through tax planning strategies. In particular, we believe that those companies that have incurred losses and operating loss carryforwards will, in general, gradually improve their financial results in subsequent fiscal years, although such improvement will occur at a different pace at each company and in general cannot be predicted with enough certainty to avoid recording a valuation allowance.

         Net Income (Loss). Net loss for the fiscal year ended March 31, 2002 was JPY 312.0 billion, compared to net income of JPY 56.6 billion for the fiscal year ended March 31, 2001, a decrease of JPY 368.6 billion. Net loss per share was JPY 188.63. This mainly reflected the previously mentioned loss before income taxes and equity in losses due to weak results of affiliates accounted for by the equity method.

         Comprehensive Income (Loss). We recorded a comprehensive loss of JPY
338.9 billion for the fiscal year ended March 31, 2002. The main reason was the net loss of JPY 312.0 billion. Other comprehensive loss for the fiscal year ended March 31, 2002 was JPY 26.8 billion, an improvement of JPY 99.8 billion from the fiscal year ended March 31, 2001. Gains on foreign currency translation adjustments of JPY 13.5 billion were more than offset by a loss of JPY 37.8 billion from the minimum pension liability adjustment, caused by falling investment returns on pension plan assets due to slumping stock prices.

RESULTS OF OPERATIONS BY OPERATING SEGMENT COMPARING FISCAL YEARS ENDED MARCH 31, 2002 AND 2001

         We began consolidating NEC Leasing, formerly an equity method affiliate, effective April 1, 2001. NEC Leasing mainly provides leasing services. The leasing business differs significantly in nature from our electronics business and has a significant impact on our consolidated financial condition. Accordingly, we have decided to treat the leasing business as a separate segment from the electronics business for accounting purposes. In the fiscal year ended March 31, 2002, the electronics business posted sales of JPY 5,054.8 billion, down JPY 355.0 billion, or 7%, from the previous fiscal year. Total segment losses of the electronics business were JPY 59.4 billion, down JPY 244.6 billion. In the fiscal year ended March 31, 2002, the leasing business recorded sales of JPY 71.8 billion and segment profit of JPY 6.3 billion.

         Sales and segment profit figures by operating segment for the electronics business are presented below. Sales and segment profit figures for each segment include intersegment transactions. See Note 22 to our consolidated financial statements on page F-46.

NEC SOLUTIONS

         Sales. NEC Solutions' sales for the fiscal year ended March 31, 2002 were JPY 2,209.1 billion, down 1% from the previous fiscal year, almost flat compared with the previous fiscal year. SI services for various industries such as manufacturing and communications fared well. In addition, by taking advantage of opportunities for valued-added services offered by BIGLOBE, sales of software and IT services grew. In hardware, higher sales of such computers as servers, contributed by large-scale projects, were more than offset by slower sales of personal products due to the persistently weak domestic consumer PC market and a slowdown in demand for PCs for corporate clients.

         Segment Profit. Segment profit for the fiscal year ended March 31, 2002 fell by JPY 8.7 billion to JPY 75.4 billion. Software and services saw higher profit margins due to higher productivity in SI services and a stronger focus on software development. This profit was offset, however, by declining hardware profitability, particularly in servers and a weak PC market. As a result, segment profit as a percentage of sales fell by 0.4 percentage points to 3.4%.

NEC NETWORKS

         Sales. NEC Networks' sales for the fiscal year ended March 31, 2002 increased by 7% to JPY 1,957.2 billion. The main reasons for the increase were strong investment in 3G wireless communications systems by communications operators and strong mobile handset sales in Japan, and increased overseas sales of fiber-optic submarine cable systems mainly in the first half, despite a sharp deterioration in market conditions in the second half.

         Segment Profit. Segment profit for the fiscal year ended March 31, 2002 declined by JPY 29.7 billion to JPY 53.4 billion. As a percentage of sales, segment profit worsened by 1.8 percentage points to 2.7%. Profit margins of mobile handsets improved on account of higher sales than the previous fiscal year in the domestic market, but were more than offset primarily by the falling profitability of network infrastructure, mainly optical networking equipment for overseas communications carriers.

NEC ELECTRON DEVICES

         Sales. NEC Electron Devices' sales for the fiscal year ended March 31, 2002 fell by 31% to JPY 842.9 billion. The deterioration of IT-related markets, including PCs and communications equipment, and the digital home electronics market continued. Accordingly, semiconductor and display businesses were hit hard by a sharp drop in demand for finished electronic products, resulting in decreases in sales in terms of both volume and price.

         Segment Loss. Segment loss for the fiscal year ended March 31, 2002 was JPY 148.2 billion, down JPY 216.4 billion from the segment profit for the previous fiscal year. This was mainly attributable to oversupply of DRAMs due to the effect of a stagnant PC market and competition among semiconductor manufacturers. In the display fields, demand for LCDs for use in PCs dropped and profit margins for small to medium-sized displays for mobile phones worsened due to intensified competition.

OTHERS

         Sales. The others segment includes the manufacture and sale of semiconductor manufacturing equipment, and LCD projectors as well as information and network system construction services. Sales in this segment were JPY 634.8 billion, down 15% from the previous fiscal year, due to the completion of the sale of our electronic testing and measuring equipment and resistor equipment business to a third party.

         Segment Profit. Segment profit was JPY 3.0 billion, down JPY 17.3 billion, due to lower sales of semiconductor manufacturing equipment and slimmer profit margins.

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

         Net sales in the fiscal year ended March 31, 2001 denominated in foreign currencies, mainly U.S. dollars, were JPY 1,374.5 billion, a decline of 2% from the previous fiscal year. This decline was primarily due to the discontinuance of our consumer PC business in North America. As a consequence of these factors, sales denominated in foreign currencies accounted for 25% of net sales. The effect of fluctuations in foreign currency exchange rates on our net sales was insignificant, as a result of our efforts to reduce risks from such fluctuations, such as using forward exchange contracts and balancing our procurement and outsourced assembly operations to foreign countries.

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

         Gains Due to Stock Issuances by Subsidiaries. During the fiscal year ended March 31, 2001, NEC Soft, Ltd. and NEC Machinery Corporation completed their initial public offerings. We recorded JPY 41.3 billion in gains related to the stock offerings by these subsidiaries. Of the total gain, JPY 26.0 billion was realized as a result of the sale of shares we held in these subsidiaries as part of their initial public offering and JPY 15.3 billion was recorded as increased equity in the net assets of these subsidiaries because the price per share received in the public offering was in excess of the previous book value per share. No similar gains were recorded in the previous fiscal year.

         Cost of Sales. Cost of sales in the fiscal year ended March 31, 2001 was JPY 3,981.1 billion, an increase of JPY 316.6 billion, or 9%, over the previous fiscal year, corresponding to our increase in net sales. As a percentage of net sales, cost of sales in the fiscal year ended March 31, 2001 was 73.6%, remaining largely unchanged from the previous fiscal year despite the drop in market prices for memory devices and PCs in the second half of the fiscal year ended March 31, 2001. This was mainly attributable to our efforts to promote supply chain management and efforts to reduce fixed costs.

         Selling, General, and Administrative Expenses. Selling, general, and administrative expenses in the fiscal year ended March 31, 2001 increased JPY
26.9 billion over the previous fiscal year to JPY 1,243.4 billion, partly reflecting variable costs associated with the higher level of net sales in the later fiscal year and an increase in R&D expenses. As a percentage of net sales, selling, general, and administrative expenses decreased from 24.4% in the fiscal year ended March 31, 2000 to 23.0% in the fiscal year ended March 31, 2001 owing primarily to greater selectivity in R&D investment and the results of our efforts to reduce costs.

         R&D expenses in the fiscal year ended March 31, 2001 were JPY 345.0 billion, an increase of 9% compared with the previous fiscal year, and represented 6.4% of net sales. We focused our R&D efforts during the fiscal year ended March 31, 2001 on the development of next-generation technologies such as 3G mobile communications systems, as well as the development of optical network and Internet-related products.

         Other Expenses. Other expenses in the fiscal year ended March 31, 2001 fell by JPY 18.1 billion to JPY 210.4 billion compared with the previous fiscal year. This decrease reflected a JPY 24.9 billion reduction in net foreign exchange loss and an JPY 11.8 billion decrease in restructuring and other unusual charges, from the fiscal year ended March 31, 2000 partially offset by an JPY 18.4 billion increase in miscellaneous other expenses. In the fiscal year ended March 31, 2001, we incurred restructuring and other unusual charges of JPY
136.2 billion, including restructuring charges for the disposition of assets and the liquidation of NEC Home Electronics and restructuring of other subsidiaries and impairment losses due to other than temporary decline in marketable securities. These restructuring and other unusual charges, while substantial, represented an 8% decline from the previous fiscal year in which we recorded restructuring and other unusual charges of JPY 148.0 billion, including restructuring charges related to NEC Home Electronics and Packard Bell NEC, and refunds to the Defense Agency and the Defense Facilities Administration Agency of Japan.

         Income Before Income Taxes. Income before income taxes in the fiscal year ended March 31, 2001 was JPY 92.3 billion, a JPY 62.1 billion, or 206%, increase over the previous fiscal year. This reflected a 42% improvement in aggregate segment profit in Japan resulting from strong sales growth in Japan, gains on the sale of overseas production facilities and gains due to stock issuances by subsidiaries. Our strong operating results in Japan at the segment profit level in the fiscal year ended March 31, 2001 were offset to a significant extent, however, by restructuring charges associated with NEC Home Electronics and impairment losses on marketable securities. The increase also reflected an improvement in the results of our foreign subsidiaries. In the fiscal year ended March 31, 2000, our foreign subsidiaries suffered aggregate losses before income taxes of JPY 90.0 billion, including restructuring charges associated with Packard Bell NEC, while they recorded income before income taxes in the fiscal year ended March 31, 2001, in part due to our termination of Packard Bell NEC's North American operations in the previous fiscal year.

         Equity in Earnings of Affiliated Companies. Equity in earnings of affiliated companies increased by 93.7%, to JPY 21.9 billion in the fiscal year ended March 31, 2001, reflecting increases in sales and operating revenue, gross profit, and net income of affiliated companies accounted for by the equity method, as compared with the previous fiscal year.

         Provision for Income Taxes. At March 31, 2001, we had deferred tax assets of JPY 302.6 billion after valuation allowance of JPY 36.7 billion and deferred tax liabilities of JPY 113.9 billion. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include tax credits, utilization of operating loss carryforwards and the non-deductibility of certain expenses. The total valuation allowance decreased by JPY 7.2 billion in the fiscal year ended March 31, 2001. See Note 9 to the consolidated financial statements for a more detailed explanation.

         Consolidated tax returns were not permitted under Japanese tax rules. Accordingly, in Japan a subsidiary's losses cannot be offset against NEC's income or that of NEC's other subsidiaries. Japanese income tax regulations permit the carryforward of tax losses in a Japanese entity as an offset against its taxable income during the subsequent five years. Operating loss carryforwards expire at the end of the five-year period. The valuation allowance of JPY 36.7 billion at March 31, 2001 was comprised of (1) JPY 19.4 billion for deferred tax assets recognized for operating loss carryforwards of certain consolidated subsidiaries and (2) JPY 17.3 billion mainly for deferred tax assets related to the tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2001, our operating loss carryforwards amounting to JPY 270.3 billion consisted of (1) JPY 101.9 billion related to foreign subsidiaries for which deferred tax assets and valuation allowance were recorded, amounting to JPY 33.1 billion and JPY 6.8 billion, respectively, and (2) JPY 168.4 billion related to domestic companies for which deferred tax assets and valuation allowance were recorded, amounting to JPY
70.5 billion and JPY 12.6 billion, respectively. In determining the amount of valuation allowance, we consider all available evidence, including those companies' respective financial condition and results of operations, future losses or income (to the extent that they can be reasonably projected), projected future reversals of taxable temporary differences and our ability to realize tax benefits at the parent company level from subsidiary losses through tax planning strategies. In particular, we believe that those companies that have incurred losses and operating loss carryforwards will, in general, gradually improve their financial results in subsequent fiscal years, although such improvement will occur at a different pace at each company and in general cannot be predicted with enough certainty to avoid recording a valuation allowance.

         Net Income. Net income for the fiscal year ended March 31, 2001 was JPY
56.6 billion, a JPY 46.2 billion increase over the previous fiscal year. This increase resulted from the increase in income before income taxes described above and the increase in equity in earnings of affiliated companies. The net income to net sales ratio was 1.0% and return on equity was 6.0%.

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

         Our other comprehensive losses in the fiscal year ended March 31, 2001 represented a substantial decline from the previous fiscal year, in which we recorded JPY 41.5 billion in unrealized gains on marketable securities and a positive minimum pension liability adjustment of JPY 28.2 billion, which were partially offset by negative foreign currency adjustments of JPY 24.3 billion.

RESULTS OF OPERATIONS BY OPERATING SEGMENT COMPARING FISCAL YEARS ENDED MARCH 31, 2001 AND 2000

NEC SOLUTIONS

         Sales. NEC Solutions' sales for the fiscal year ended March 31, 2001 were JPY 2,228.5 billion, decrease of 2% from the previous fiscal year. Sales of systems integration services increased due to strong demand from large corporate and government customers and an increase in e-business projects. Sales also increased in our BIGLOBE business, due to growing use of the Internet. In hardware, sales of servers and workstations declined due to weak investment in information technology by small and medium-sized companies as well as a decrease in sales of mainframe computers. Although our sales to corporate customers grew in Japan, our overall PC sales decreased due to slowdown in demand for PCs in the worldwide market and our withdrawal from the consumer PC business in North America.

         Segment Profit. Segment profit for the fiscal year ended March 31, 2001 was JPY 84.1 billion, largely unchanged from the previous fiscal year. The profitability of our hardware business suffered from the rapid drop in PC prices in the second half of the fiscal year ended March 31, 2001, and declining sales of and profit margins on mainframe computers. The profitability of our systems integration services business, however, improved substantially as the overall efficiency of our systems integration services business improved. As a result, the segment profit to sales ratio of NEC Solutions remained 3.8%, approximately the same level as the previous fiscal year.

NEC NETWORKS

         Sales. NEC Networks' sales for the fiscal year ended March 31, 2001 increased by 20% to JPY 1,834.4 billion from the previous fiscal year. In the Japanese market, sales increased due to strong growth in sales of i-mode mobile handsets for NTT DoCoMo and investment in network buildouts by network service providers. Overseas sales also increased. Although sales of high-capacity optical fiber transmission systems fell in the North American market as a result of scaled-down investment in network infrastructure by network service providers, sales grew in Asia and Oceania, particularly for submarine cable systems. In Latin America, NEC Networks also posted strong sales growth owing to vigorous capital investments in communications infrastructure such as central office switching systems.

         Segment Profit. Segment profit for the fiscal year ended March 31, 2001 was JPY 83.1 billion, a 46% increase over the previous fiscal year, improving from 3.7% of net sales in the fiscal year ended March 31, 2000 to 4.5% of NEC Networks' net sales in the fiscal year ended March 31, 2001. This was attributable to a substantial increase in sales of mobile handsets for NTT DoCoMo's i-mode service and of network infrastructure systems in the Japanese market, which more than offset the increase in expenses for the development of equipment for next-generation communications infrastructure.

NEC ELECTRON DEVICES

         Sales. NEC Electron Devices' sales for the fiscal year ended March 31, 2001 rose by 9% to JPY 1,228.9 billion, supported by strong demand for PCs, mobile handsets, and digital consumer electronic products continued from the previous fiscal year. Sales of color LCDs declined due to weak market conditions, but increased sales of almost all product categories of semiconductors, including memory devices, LCD driver ICs and opto-devices, and system LSIs, as well as electronic components in the first half of the fiscal year ended March 31, 2001 contributed to the growth.

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

         Segment Profit. Segment profit improved to JPY 20.2 billion from the previous fiscal year's segment loss of JPY 2.7 billion due to the achievement of profitability in semiconductor manufacturing equipment business and enhanced profitability in the businesses of avionics systems as well as information and network system construction services.

     B. LIQUIDITY AND CAPITAL RESOURCES

         FINANCIAL AND LIQUIDITY MANAGEMENT

         Our policy is to maintain a level of cash and cash equivalents, including committed credit facilities with financial institutions, equivalent to approximately one month of net sales. Cash and cash equivalents including committed credit facilities established with financial institutions in Japan and overseas were JPY 727.8 billion as of March 31, 2002, JPY 91.0 billion more than at the end of the previous fiscal year. This is equivalent to 1.7 times average monthly sales in the fiscal year ended March 31, 2002. The increase mainly reflected our policy of preparing for possible instability in the domestic financial markets brought about by the bankruptcy of financial institutions and other factors. Under this policy, we increased our committed credit facilities by JPY 100.0 billion, bringing the total to JPY 350.0 billion at March 31, 2002. Committed credit facility contracts do not contain clauses that permit the lenders to terminate the credit facility in the event of an adverse change in ratings of our securities or commercial paper ("CP").

         In order to secure funds at low interest rates, we are also increasing emphasis on procuring long-term funds and on the use of capital market instruments. In the fiscal year ended March 31, 2002, we raised JPY 100.0 billion through the issuance of trust originated preferred securities having no predetermined maturity and another JPY 100.0 billion through the issuance of euro yen convertible bonds (maturity of 8 years). As of March 31, 2002, long-term funding accounted for 68% of total funds procured, down 5 percentage points from the previous fiscal year due to the issuance of CP maturing after the fiscal year-end. Long-term funding remained at a high level.

         The use of capital market instruments accounted for 66% of total funding, up 2 percentage points from the previous fiscal year. All figures exclude the effect of the consolidation of our leasing business.

         The trust originated preferred securities were issued to build a stronger financial structure by increasing equity, while minimizing, insofar as possible, the dilution of shareholder value. Trust originated preferred securities have certain equity-like features, such as having no predetermined maturity, ranking junior to ordinary debt in the event of liquidation, and allowing deferrals of dividends for a certain period of time should NEC suspend dividends on common stocks. Major rating agencies have acknowledged that trust originated preferred securities may be recognized as equity to a certain extent. At the same time, however, trust originated preferred securities do not dilute earnings per share for existing shareholders, unlike a share issuance at fair value. See Note 10 to our consolidated financial statements on page F-26.

         For our short-term funding needs, we rely primarily on CP in Japan to preserve flexibility for short-term capital or operating purposes. We have a JPY 500.0 billion CP program that we believe is sufficient for our present working-capital requirements. In the fiscal year ended March 31, 2002, our long-term credit ratings were lowered to A+ (Rating and Investment Information, Inc.) and Baa2 (Moody's Investor Service), and our short-term credit rating was lowered to A-1 (Rating and Investment Information, Inc.). The lowering of these ratings did not have a material impact on our ability to issue and sell CP.

         To maintain our flexibility to meet short and long-term cash requirements, our U.S. financial subsidiary has a $500 million medium-term note ("MTN") program and NEC and our U.K. financial subsidiary also jointly have a $2 billion MTN program.

OFF-BALANCE SHEET ARRANGEMENTS

         We securitize receivables by selling certain trade receivables and investment in leases to a special purpose company, without recourse. The purpose of such securitization transactions is to enhance asset efficiency and eliminate the risk associated with default on trade receivables and investments in leases. On sales of trade receivables and investment in leases, in some cases we retain subordinated interests. The subordinated interests have no significant impact on our financial position.

         We also sell a portion of our land, buildings, facilities and equipment to special purpose companies, leasing them back over periods of one to five years, for the purpose of eliminating risks associated with a fall in asset value or obsolete production facilities. These transactions are treated as operating leases for accounting purposes.

         Neither we, nor our directors or employees, have any investments in these special purpose companies. The special purpose companies used in connection with the securitization of trade receivables and investment in leases are not consolidated since we have surrendered control over the receivables. Similarly, the special purpose companies used in connection with the leasing of property are not consolidated, since third parties have made a substantial investment that is at risk for the life of the special purpose company.

         The amount of off-balance sheet arrangements as of March 31, 2001 and 2002 were as follows:

                                                                        As of March, 31
--------------------------------------------------------------------------------------------------------
                                                                           2001                   2002
                                                        -------------------------------------------------
                                                                        (Billions of yen)
Securitized trade receivables and investment in leases                   JPY 236.4             JPY 286.8
Operating leases                                                             204.4                 206.6
----------------------------------------------------------------------------------- ---------------------
Total                                                                    JPY 440.8             JPY 493.4
----------------------------------------------------------------------------------- ---------------------

(CONTRACTUAL OBLIGATIONS)

         The status of contractual obligations as of March 31, 2002 was as follows:

--------------------------------------------------------------------------------------------------------

                                                  Payments due by period
                   -------------------------------------------------------------------------------------
                          Total           Less than         1-3 years         3-5 years            5+
                                           1 year                                                years
--------------------------------------------------------------------------------------------------------
                                                     (Billions of yen)
Long-term debt
excluding
capital leases         JPY 1,797.4        JPY 302.5         JPY 638.9         JPY 423.5        JPY 432.5
--------------------------------------------------------------------------------------------------------
Capital leases                11.8              7.8               3.0               1.0               --
--------------------------------------------------------------------------------------------------------
Operating leases             140.8             48.9              56.9              24.2             10.8

--------------------------------------------------------------------------------------------------------
Total                  JPY 1,950.0        JPY 359.2         JPY 698.8         JPY 448.7        JPY 443.3
--------------------------------------------------------------------------------------------------------

         Commitments for contractual obligations for the purchase of property, plant and equipment were JPY 15.1 billion, and will be paid within one year.

         The balance of guarantees, excluding guarantees for employees (maximum guarantee period: 22 years), was JPY 70.7 billion. Guarantees with periods less than 1 year, 1 to 3 years, 3 to 5 years, and 5 years or more were JPY 10.2 billion, JPY 32.8 billion, JPY 10.6 billion and JPY 17.1 billion.

         ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

         Effective April 1, 2001, we began consolidating NEC Leasing, formerly an equity method affiliate. The table below compares our financial position treating the leasing business as a consolidated subsidiary and as an equity method affiliate, as in previous years. We believe this comparative presentation is critical to an accurate portrayal of our financial position, as the level of interest-bearing debt in our leasing business increases in line with growth in our volume of business.

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                            Condensed
                                                                                           consolidated
                                                                                          balance sheets,
                                            Condensed consolidated balance sheets,       including leasing
                                               accounting for leasing business              business in
                                                    by the equity method                   consolidation
                               ---------------------------------------------------------------------------
As of March 31                                   2001                   2002                    2002
                                                                 (Millions of yen)
Assets:
  Cash and cash equivalents                 JPY   386,835           JPY   348,021          JPY   377,772
  Notes and accounts receivable                 1,053,133                 938,179                905,069
  Inventories                                     828,081                 650,043                650,043
  Investment in leases                                 --                      --                506,761
  Investments and long-term
  receivables excluding
  investment in leases                            733,637                 640,957                621,078
  Property, plant and equipment                 1,128,813                 939,470                959,577
  Other                                           693,125                 947,201                990,583
          Total assets                      JPY 4,823,624           JPY 4,463,871          JPY 5,010,883
Liabilities and shareholders'
equity:
  Interest-bearing debt                     JPY 1,684,259           JPY 1,696,739          JPY 2,259,705
  Other liabilities                             2,155,942               1,987,805              1,956,246
  Minority interests                               68,387                 117,212                132,817
  Preferred securities issued by
   a subsidiary                                        --                  97,200                 97,200
  Shareholders' equity                            915,036                 564,915                564,915
     Total liabilities and
       Shareholders' equity                 JPY 4,823,624           JPY 4,463,871          JPY 5,010,883
---------------------------------------------------------------------------------------------------------

         Total assets at March 31, 2002 were JPY 5,010.9 billion, up JPY 187.3 billion over the previous fiscal year. This mainly reflected a JPY 547.0 billion increase in investment in leases and other assets due to the consolidation of NEC Leasing. Accounting for the leasing business by the equity method, total assets would have declined by JPY 359.8 billion to JPY 4,463.9 billion. Our effort to improve asset efficiency resulted in sharp cuts in accounts receivable and inventories.

         Current assets at March 31, 2002 were JPY 2,405.0 billion, down JPY
60.7 billion from the previous fiscal year. The decline was JPY 340.4 billion, excluding the impact of additional investment in leases and other of JPY 279.7 billion from the consolidation of the leasing business. Accounting for the leasing business by the equity method, cash and cash equivalents would have been JPY 348.0 billion, down JPY 38.8 billion. Notes and accounts receivable declined by JPY 115.0 billion to JPY 938.2 billion due to efforts to promote the collection of accounts receivable reflecting the fourth quarter sales decline. Inventories fell by JPY 178.0 billion to JPY 650.0 billion due to the promotion of SCM and extensive production adjustments at NEC Electron Devices.

         Investments and long-term receivables increased by JPY 142.2 billion to JPY 875.9 billion at March 31, 2002, including JPY 254.8 billion of investment in leases. A decline in marketable securities, reflecting a weak stock market and the sale of marketable securities aimed at raising asset efficiency, was more than offset by the JPY 234.9 billion in additional investment in leases and other assets arising from the consolidation of the leasing business.

         Property, plant and equipment decreased by JPY 169.2 billion to JPY
959.6 billion at March 31, 2002. The main reason was the recording of impairment losses on existing facilities due to restructuring measures, the sale of certain production bases to Electronics Manufacturing Service ("EMS") companies and the leasing of production facilities.

         Other assets totaled JPY 770.4 billion, up JPY 275.0 billion. We recorded long-term deferred tax assets relating to future tax effects on operating loss carry forwards resulting from our substantial net loss in the fiscal year ended March 31, 2002.

         Current and long-term liabilities increased by JPY 375.8 billion from March 31, 2001 to JPY 4,216.0 billion at March 31, 2002. Interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt and long-term debt, increased by JPY 575.4 billion to JPY 2,259.7 billion at March 31, 2002. The increase in interest-bearing debt was mainly attributable to the effect of the consolidation of NEC Leasing of JPY 563.0 billion. Excluding that effect, interest-bearing debt increased by only JPY 12.5 billion to JPY 1,696.7 billion at March 31, 2002. While we worked to reduce interest-bearing debt by procuring funds through preferred securities issued by a subsidiary, declining cash flows from operating activities and the issuance of euro yen convertible bonds slightly increased interest-bearing debt.

         Accrued pension and severance costs increased by JPY 67.2 billion to JPY 467.6 billion at March 31, 2002. This mainly reflected lower investment returns on pension plan assets due to the weak stock market.

         Shareholders' equity was JPY 564.9 billion at March 31, 2002, down JPY
350.1 billion compared with the previous fiscal year end. This was mainly due to the current year net loss and a JPY 26.8 billion decrease in accumulated other comprehensive income (loss). Accumulated other comprehensive income
(loss) is the sum of accumulated foreign currency translation adjustments, the minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The decrease in accumulated other comprehensive income (loss) was mainly due to a JPY 37.8 billion increase in the minimum pension liability adjustment due to lower investment returns. As a result, the shareholders' equity ratio declined from 19.0% to 11.3% (12.7% using the equity method of accounting for the leasing business).

         CASH FLOWS

                                                                 YEAR ENDED MARCH 31,
                                                    ----------------------------------------------
                                                       2000              2001              2002
                                                    ----------       -----------        ----------
                                                                  (Billions of yen)
NET CASH PROVIDED BY (USED IN):
    Operating activities                             JPY 458.5         JPY 360.5         JPY 136.6
    Investing activities                                  90.4            (111.5)           (203.5)
    Financing activities                                (487.5)           (240.0)             55.7
Effect of exchange rate changes on cash and
     cash equivalents                                     (7.1)              3.9               2.1
                                                     ---------         ---------         ---------
Net increase (decrease) in cash and cash
     equivalents                                      JPY 54.3          JPY 12.9          JPY (9.1)
                                                     =========         =========         =========

         Cash and cash equivalents at March 31, 2002 amounted to JPY 377.8 billion, down JPY 9.1 billion from March 31, 2001.

         Net cash provided by operating activities was JPY 136.6 billion for the fiscal year ended March 31, 2002, JPY 223.9 billion less than the previous fiscal year. A company-wide effort to raise asset efficiency through such means as production innovations reduced inventories, notes and accounts receivable. However these reductions were more than offset by our fiscal year ended March 31, 2002 net loss of JPY 312.0 billion. Depreciation fell by JPY 15.4 billion to JPY 234.7 billion for the fiscal year ended March 31, 2002 due to cutbacks in capital expenditures.

         Net cash used in investing activities was JPY 203.5 billion for the fiscal year ended March 31, 2002, JPY 92.0 billion more than in the fiscal year ended March 31, 2001. The effect of decreased expenditures on property, plant and equipment in line with reductions in capital expenditures was offset by reduced proceeds from the sale of marketable securities and property, plant and equipment compared with the previous fiscal year.

         Net cash provided by financing activities was JPY 55.7 billion for the fiscal year ended March 31, 2002. We raised a total of JPY 200.0 billion (par value) in December 2001 through the issuance of JPY 100.0 billion in euro yen convertible bonds and JPY 100.0 billion in preferred securities by a subsidiary. Net cash provided by financing activities was also impacted by the redemption of convertible bonds and repayment of long-term debt, partially offset by increases in short-term debt.

         Cash dividends per share applicable to the fiscal year ended March 31, 2002 were JPY 6.0, JPY 5.0 less than in the previous fiscal year, reflecting the deterioration in business conditions across IT fields and the substantial restructuring expenses incurred during the fiscal year ended March 31, 2002. We paid an interim dividend of JPY 3.0 per share in December 2001.

         For a discussion of our capital expenditures, see the "Capital Expenditures" section under "Item 4.A. History and Development of the Company."

         CRITICAL ACCOUNTING POLICIES

         Our analysis of the financial condition and results of operations discusses the consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. Management believes that estimates and assumptions used in applying the following critical accounting policies affect our consolidated financial statements significantly.

         Marketable Securities. We classify our marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the investments in marketable securities is deemed to be other-than-temporary, we recognize an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, we evaluate the market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of the marketable securities are based on the average cost of a particular security held at the time of sale.

         Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are owned by us could result in losses or an inability to recover the carrying value of the marketable securities that may not be reflected in marketable securities' current carrying value, thereby possibly requiring an impairment charge in the future.

         Pension and Severance Plans. We have pension and severance costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including a discount rate and the expected long-term rate of return on pension plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and severance costs and liabilities may occur in the future due to changes in the assumptions, in addition to changes resulting from fluctuations in the number of our employees.

         Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In this regard, we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for recording a valuation allowance. In the event that we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would decrease income in the period in which such determination was made.

         Impairment of Long-Lived Assets. Long-lived assets are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

         In determining the fair value of the respective assets, we must make estimates and assumptions regarding future cash flows and other factors. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for each of the assets not previously recorded.

         Intangible Assets. Intangible assets consist primarily of the costs of purchased patents and trade names and goodwill. Goodwill represents the excess of cost of the acquired enterprise over the sum of the amounts assigned to identifiable assets less liabilities assumed. Costs allocated to patents and trade names are amortized principally on a straight-line basis over their estimated useful lives. Goodwill, which arose from business combinations completed before July 1, 2001, has been amortized on a straight-line basis over the period of expected benefit which does not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization is recorded.

         We review the carrying amount of intangible assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. In assessing the recoverability of our intangible assets, we must make estimates and assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

         EFFECT OF NEW ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

         We adopted SFAS No. 142 effective April 1, 2002. We recorded amortization of JPY 5,517 million, JPY 6,330 million and JPY 8,360 million for the years ended March 31, 2000, 2001 and 2002, respectively, under previous accounting standards. In accordance with SFAS No. 142, we are required to perform the impairment tests of goodwill and indefinite lived intangible assets by the end of September 2002. Any impairment charge resulting from these tests will be reflected as the cumulative effect of accounting change. We completed these tests and determined that these assets are not impaired.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations," for a disposal of a segment of a business. We adopted SFAS No. 144 effective April 1, 2002, and do not expect a material effect on our results of operations and financial position, except that any future discontinued operations may be presented in our financial statements differently under SFAS No. 144 as compared to the previous accounting standards.

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

         The table below sets forth information with respect to our R&D expenditures for the periods shown:

------------------------------------------------------------------------------------
                                                       YEAR ENDED MARCH 31,
                                              --------------------------------------
                                                 2000          2001          2002
------------------------------------------------------------------------------------
                                                        (BILLIONS OF YEN)
------------------------------------------------------------------------------------
R&D expenses                                  JPY 315.2     JPY 345.0     JPY 333.6
As a percentage of net sales                        6.3%          6.4%          6.5%
------------------------------------------------------------------------------------

         During the fiscal year ended March 31, 2002, R&D expenses at NEC Solutions, NEC Networks and NEC Electron Devices, and others, were JPY 51.8 billion, JPY 153.9 billion, and JPY 95.7 billion, and JPY 32.2 billion, respectively.

         We conduct our R&D activities at NEC Laboratories, our corporate R&D department, as well as in each of the R&D departments of NEC Solutions, NEC Networks and NEC Electron Devices, respectively.

         NEC Laboratories conducts medium and long-term R&D activities to develop fundamental technologies that will form the basis for our future operations, and new technologies that will enhance existing businesses. These activities take place in various specialized laboratories located in Japan, the United States and Europe.

         Our in-house companies conduct product and technology development at their own respective development divisions and development laboratories. The activities of each of these R&D departments are closely related to their own operating activities of their affiliated in-house companies. R&D departments are responsible for addressing the needs of their own targeted markets. NEC Laboratories collaborates closely with each of those divisions and laboratories in product and technology development activities.

         We conduct R&D activities, including in the areas of:

         - Internet application platforms, with a focus on electronic commerce, or e-commerce, application platforms, and mission-critical systems;

         - Communications systems focused on optical network systems, third and fourth-generation mobile communications systems and mobile handsets, and IP networking systems such as routers;

         -        Semiconductor devices, focusing on system LSIs; and

         - Fundamental research such as nanotechnology and convergence of biology and IT.

     D.  TREND INFORMATION

         The fiscal year ended March 31, 2002 was one of the most severe years encountered by us, due to the continuing long-term stagnant conditions for the Japanese economy, and the prevailing market conditions in the information technology sector throughout the world.

         In Japan, serious deflation continued due to commodity price decline and economic recession. Manufacturing companies were forced to make drastic downward adjustments in production volume, resulting in sharp reduction in investments in plant and equipment. Moreover weak performance of Japanese companies resulted in decreases in personal income and worsening employment condition, which restrained consumer spending. Overseas, as the economy in the United States slowed-down for the first time in 10 years and was slowed further by the terrorist attacks on September 11, 2001, the stagnant economic condition continued. However, by the end of the period, the world economy started to show signs of recovery, due to a rise in expectation for the recovery of the United States economy.

         In the electronics industry, despite the firm demand for system integration services, sales of personal computers remained weak because of the recession, the telecommunications market was adversely affected by reductions of investment in plant and equipment by telecommunications carriers, and the demand for electronic devices such as semiconductors and displays fell sharply.

         For additional trend information, see "Item 5.A. Operating Results."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     A.  DIRECTORS AND SENIOR MANAGEMENT

         Set forth below are the members of the board of directors and corporate auditors of NEC as of July 31, 2002, together with their respective dates of birth, positions, and remaining length of term of office as director or corporate auditor. All members of the board mentioned below, except for Mr. Toshio Morikawa, Advisor to Sumitomo Mitsui Banking Corporation, Mr. Koichi Kimura, Special Advisor to Daiwa Institute of Research Ltd., and Mr. Akira Uehara, President of the Taisho Pharmaceutical Co. Ltd., are also corporate officers of NEC.

                                              TERM
         NAME              DATE OF BIRTH     EXPIRES                               POSITION
--------------------     -----------------  ---------       -----------------------------------------------------

  Hajime Sasaki          April 6, 1936      June 2004       Chairman of the Board
                                                               (Representative Director)
  Koji Nishigaki         June 22, 1938      June 2004       President and Member of the Board
                                                               (Representative Director)
  Mineo Sugiyama         July 22, 1939      June 2003       Senior Executive Vice President and Member of the
                                                               Board (Representative Director)
  Shigeo Matsumoto       December 29, 1940  June 2003       Executive Vice President and Member of the Board

  Akinobu Kanasugi       April 17, 1941     June 2003       Executive Vice President and Member of the Board, and
                                                            Company President of NEC Solutions
  Yoshio Omori           December 22, 1939  June 2003       Senior Vice President and Member of the Board
  Kaoru Tosaka           March 15, 1942     June 2004       Senior Vice President and Member of the Board, and
                                                            Company President of NEC Electron Devices
  Kaoru Yano             February 23, 1944  June 2003       Senior Vice President and Member of the Board, and
                                                               Company President of NEC Networks
  Toshiro Kawamura       July 7, 1942       June 2003       Senior Vice President and Member of the Board, and
                                                            Company Deputy President of NEC Solutions
  Makoto Maruyama        March 22, 1941     June 2003       Senior Vice President and Member of the Board
  Shunichi Suzuki        February 20, 1945  June 2004       Senior Vice President and Member of the Board
  Tsutomu Nakamura       June 12, 1948      June 2004       Senior Vice President and Member of the Board, and
                                                            Company Deputy President of NEC Networks
  Toshio Morikawa        March 3, 1933      June 2004       Member of the Board
  Koichi Kimura          January 6, 1936    June 2003       Member of the Board
  Akira Uehara           April 5, 1941      June 2004       Member of the Board
  Tatsuo Sakairi         October 15, 1937   June 2003       Corporate Auditor
  Kenji Usui             October 19, 1942   June 2004       Corporate Auditor
  Koichi Yoshida         October 30, 1940   June 2003       Corporate Auditor
  Tsuneo Kabe            March 9, 1927      June 2004       Corporate Auditor

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

         Kaoru Tosaka has been a Senior Vice President since June 1998. He is also the current Company President of NEC Electron Devices. Mr. Tosaka was elected to the board of directors in June 1994, and he served as Company Deputy President of NEC Solutions from April 2000 to April 2002.

         Kaoru Yano has been a Senior Vice President since June 1999. He is also the current Company President of NEC Networks. Mr. Yano was elected to the board of directors in June 1995. He served as Executive General Manager of the Transmission Operations Unit from June 1994 to June 1998.

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

         Shunichi Suzuki has been a Senior Vice President and member of the board since June 2002. Mr. Suzuki served as Associate Senior Vice President from April 2000 until June 2002, when he was elected to his current position.

         Tsutomu Nakamura has been a Senior Vice President and member of the board since June 2002. He has also been a Company Deputy President of NEC Networks since April 2002. Mr. Nakamura served as Associate Senior Vice President from June 2000 until April 2002.

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

         Akira Uehara has been a member of the board since June 2002. Mr. Uehara has been the President of the Taisho Pharmaceutical Co. Ltd. since June 1982 to the present.

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

         Koichi Yoshida has been a corporate auditor since June 2000. Mr. Yoshida was the President of Sumitomo Life Insurance Company from July 1997 to July 2001, and currently is the Senior Advisor to Sumitomo Life Insurance Company.

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

     B.  COMPENSATION

         For the fiscal year ended March 31, 2002, NEC's board of directors most of whom are also NEC's corporate officers, received aggregate compensation, including bonuses and retirement allowances, paid by NEC and its subsidiaries of JPY 847 million and the corporate auditors received aggregate compensation of JPY 182 million. The aggregate amount accrued by NEC for the fiscal year ended March 31, 2002 to provide pension, retirement, or similar benefits for board members most of whom are also corporate officers and corporate auditors was JPY 121 million and JPY 27 million, respectively.

     C.  BOARD PRACTICES

         TERM

         All board members and corporate auditors are elected by the general meeting of shareholders. The regular term of office of a board member is two years and a corporate auditor is three years (in the case of corporate auditors to be elected at an ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2002, the regular term of office is four years) from the date of their election to office. However, board members and corporate auditors may serve any number of consecutive terms. There is no regular term of office for corporate officers.

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

         Currently the number of board members is 15. Corporate officers have responsibility for executing NEC's business operations, and the board members oversee these officers and set fundamental strategies for NEC.

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

         The amount of remuneration payable to NEC's board members as a group and that of NEC's corporate auditors as a group in respect of a fiscal year is subject to approval by a general meeting of shareholders. Within those authorized amounts, the compensation for each board member and corporate auditor is determined by the board of directors and a consultation of the corporate auditors, respectively.

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

         Pursuant to the amendments to the Commercial Code, which became effective on May 1, 2002 and NEC's articles of incorporation, as amended, NEC may enter into a liability limitation agreement with outside directors which limits the maximum amount of their liability owed to NEC for the damages arising from their actions stipulated in Item 5 of Paragraph 1, Article 266 of the Commercial Code to the higher of either (i) the amount to be fixed which is not less than JPY 15,000,000 or (ii) the amount stipulated by the Commercial
Code, provided that such directors shall act in good faith and without gross negligence.

         The corporate auditors are not required to be and are not certified public accountants. At least one of the corporate auditors must be a person who has not been a board member or employee of NEC or any of its subsidiaries during the five-year period prior to election as a corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least half of corporate auditors must be persons who have not been either board members or employees of NEC or any of its subsidiaries. A corporate auditor may not at the same time be a board member or an employee of NEC or any of its subsidiaries. The corporate auditors have the statutory duty of examining NEC's financial statements and NEC's business reports to be submitted annually by the board of directors at the general meetings of shareholders and of reporting their opinions to the shareholders. They also have the statutory duty of supervising the administration by the board members of NEC's affairs. They shall participate in the meetings of the board of directors but are not entitled to vote.

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

     D.  EMPLOYEES

         As of March 31, 2002, we had approximately 142,000 employees on a consolidated basis, approximately 80% of which were located in Japan and 20% outside Japan. Approximate numbers of employees by each in-house company are as follows:

                                                              Number of Employees
Electronics business
   NEC Solutions                                                     48,900
   NEC Networks                                                      34,500
   NEC Electron Devices                                              35,700
   Others                                                            22,400
Leasing business                                                        500

         As of March 31, 2001, we had approximately 150,000 employees and as of March 31, 2000, we had approximately 155,000 employees.

         Since 1952, NEC has had a comprehensive labor contract with NEC Workers' Union covering, in general, conditions of employment other than salary, wages, bonuses and retirement benefits. This contract, which provides that all of NEC's permanent employees except management and other specified personnel must become union members, has been renegotiated from time to time, and the present agreement extends until March 31, 2004. The permanent employees of NEC's consolidated subsidiaries are covered by separate labor contracts. We believe that our labor-management relations are good.

     E.  SHARE OWNERSHIP

         As of March 31, 2002, NEC's board members, most of whom are also corporate officers, and corporate auditors together owned 182,534 shares of common stock, representing 0.01% of the total outstanding shares.

         STOCK OPTION PLAN

         At the ordinary general meeting of NEC's shareholders held on June 29, 2000, NEC's shareholders approved a stock option plan (the "2000 stock option plan") for board members, corporate officers, and specified upper-level employees, under which no more than 320,000 shares may be purchased for an aggregate price not exceeding JPY 1,200 million. NEC will hold shares purchased under the 2000 stock option plan and reserve them for transfer to NEC's board members, corporate officers, and specified upper-level employees upon the exercise of their options. The aggregate number of shares to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2000 stock option plan is 190,000 shares. The exercise price of the options is currently JPY 3,400 per share, subject to adjustment if there is a stock split or consolidation of shares, or new shares are issued at a price less than the market price. The options can be exercised from July 1, 2002 to June 30, 2006. The options lapse automatically upon the optionholder's death and generally expire one year after the termination of the optionholder's service with NEC.

         At the ordinary general meeting of NEC's shareholders held on June 21, 2001, NEC's shareholders approved a second stock option plan (the "2001 stock option plan"), with terms and conditions substantially the same as those of the 2000 stock option plan. The aggregate number of shares to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2001 stock option plan is 204,000 shares. The exercise price per share of the options is JPY 1,876 per share. The options can be exercised from July 1, 2003 to June 30, 2007.

         At the ordinary general meeting of NEC's shareholders held on June 20, 2002, NEC's shareholders approved a third stock option plan (the "2002 stock option plan") under which NEC may issue stock acquisition rights (the "Rights") to board members, corporate officers, and certain upper-level employees of NEC and certain executives of NEC's subsidiaries in Japan pursuant to Articles 280-20 and 280-21 of the Commercial Code. Holders of the Rights are entitled to acquire 1,000 shares of common stock of NEC per Right upon the exercise of the Rights. Under the 2002 stock option plan, no more than 450 Rights may be issued. The aggregate number of shares to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding Rights is 192,000 shares. The exercise price of the Rights is currently JPY 916 per share, subject to adjustment if there is a stock split or consolidation of shares, or new shares are issued at a price less than the market price. The Rights can be exercised from July 1, 2004 to June 30, 2008. If a holder of the Rights ceases to be a board member, corporate officer or employee of NEC or its subsidiaries, the Rights cannot be exercised by the holder after the expiry of one year after such event.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

     A.  MAJOR SHAREHOLDERS

         As of March 31, 2002, NEC had 149,084 registered shareholders. NEC's shareholders do not have different voting rights. The ten largest shareholders appearing on the register of shareholders of NEC's common stock at that date were as follows:

                                                                      NUMBER OF SHARES OF   PERCENTAGE OF SHARES OF
SHAREHOLDER                                                            COMMON STOCK HELD       COMMON STOCK HELD
-----------------------------------------------------------------     -------------------   -----------------------
The Chase Manhattan Bank, N.A., London                                     85,107,357                5.14%
Japan Trustee Services Bank, Ltd.  (Trust Account)                         80,784,000                4.88
Sumitomo Life Insurance Company                                            66,500,000                4.02
The Mitsubishi Trust and Banking Corporation (Trust Account)               55,835,000                3.37
Nippon Life Insurance Company                                              49,668,675                3.00
The Chase Manhattan Bank, N.A., London, S.L. Omnibus Account               49,515,247                2.99
The Sumitomo Mitsui Banking Corporation                                    42,530,909                2.57
UFJ Trust Bank Limited (Trust Account A)                                   35,782,000                2.16
Mitsui Sumitomo Insurance Company, Limited                                 31,182,670                1.88
The Dai-ichi Mutual Life Insurance Company                                 30,711,000                1.85
                                                                          -----------               -----
     Total                                                                527,616,858               31.86%
                                                                          ===========               =====

         We received from Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital Research and Management Company, copies of reports concerning the bulk holding of shares of common stock (see the "Reporting of Substantial Shareholders" section under Item 10.B. "Memorandum and Articles of Association") that these companies jointly held 133,674,390 shares, or 8.07% of the total outstanding shares as of April 30, 2002. We are unable to confirm their shareholdings because they did not appear on our register of shareholders.

         The record of ownership and distribution of our shares of common stock, appearing on the register of shareholders as of March 31, 2002, was as follows:

                                                                 NUMBER OF    NUMBER OF SHARES    PERCENTAGE OF
                                                               SHAREHOLDERS         HELD           SHARES HELD
                                                               ------------   ----------------    -------------
Japanese government and local government                                1             20,208           0.00%
Japanese financial institutions                                       395        760,814,841          45.94
Japanese securities companies                                         103         12,565,711           0.76
Other Japanese corporations                                         2,114        103,073,734           6.22
Foreign institutions and individuals(1)                               878        470,079,404          28.38
Japanese individuals and others                                   145,593        309,714,291          18.70
                                                                  -------      -------------         ------
     Total                                                        149,084      1,656,268,189         100.00%
                                                                  =======      =============         ======

(1) 95,921,408 shares, or 5.8%, of our outstanding common stock was owned by 139 U.S. shareholders of record, one of whom is the ADR depositary's nominee holding 8,514,340 shares, or 0.5%, of our outstanding common stock.

     B.  RELATED PARTY TRANSACTIONS

         Since April 1, 1999, none of our board members most of whom are also corporate officers or corporate auditors, and none of the close members of their respective families, has had the following:

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

         In the ordinary course of business on an arm's length basis, NEC purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method, including NEC Personal Systems Minami-Kyusyu, Ltd., Elpida Memory, Inc., NEC-Mitsubishi Electric Visual Systems Corporation, SINCERE Corporation, Nippon Electric Glass Co., Ltd., ANRITSU CORPORATION, Tokin Corporation, Toyo Communication Equipment Co., Ltd., Kaijo Corporation, SUMITOMO 3M Limited, Shanghai Hua Hong NEC Electronics Company, Limited, and Samsung NEC Mobile Display Co., Ltd. Starting April 1, 2002, Tokin Corporation is now accounted as our consolidated subsidiary and concurrently changed its name to NEC TOKIN Corporation.

         NEC sells and purchases materials, supplies, and services to and from these affiliates accounted for by the equity method in the ordinary course of business. For the fiscal year ended March 31, 2002, NEC recorded total sales of approximately JPY 72.4 billion to, and total purchases of approximately JPY
57.6 billion, from these affiliated companies. As of March 31, 2002, NEC had trade receivables of approximately JPY 18.2 billion owed by, and trade payables of approximately JPY 19.2 billion owed to, these affiliated companies.

         In addition, NEC has guaranteed the repayment of some loans granted to Shanghai Hua Hong NEC Electronics Company, Limited and other affiliates. As of March 31, 2002, the total outstanding principal amount guaranteed by us for affiliated companies is JPY 25.1 billion.

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

         LEGAL PROCEEDINGS

         We and certain of our subsidiaries are currently engaged in a lawsuit with GE Warranty Management, Inc. in the Superior Court of California, Los Angeles County. The lawsuit concerns a claim for declaratory relief that two of our subsidiaries initiated against GE Warranty in December, 2001 and a cross-claim by GE Warranty against us and some of our subsidiaries. In its cross-complaint, GE Warranty seeks reimbursement of costs it allegedly incurred in connection with warranty contracts that it issued to purchasers of personal computers previously manufactured by two of our subsidiaries, punitive damages and attorney's fees. We and the subsidiaries involved in the lawsuit are vigorously defending GE Warranty's claim, and believe that the claim has no basis either in law or in fact.

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

         We had been engaged in an arbitration proceeding against InterDigital Technology Corporation before the American Arbitration Association for resolution of disputes on royalties under a license agreement for certain patents relating to time division multiple access, or TDMA, technology. The arbitration proceeding was terminated by settlement in January 2002.

         DIVIDEND POLICY

         NEC has paid cash dividends on shares of our common stock on a semi-annual basis in each year since 1951. It is the present intention of our board of directors to continue to propose year-end cash dividends at general meetings. NEC's board of directors may declare an interim cash dividend after the close of our semi-annual fiscal period if they deem it appropriate. This will be subject to our earnings and financial condition and other factors, including legal restrictions with respect to the payment of dividends.

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

ITEM 9.  THE OFFER AND LISTING.

     A.  OFFER AND LISTING DETAIL

         The following table shows, for the periods indicated, the reported high and low sale prices for shares of NEC's common stock on the Tokyo Stock Exchange and the reported high and low sales prices for NEC's American Depositary Shares, or ADSs, on the Nasdaq National Market System:

                                                      TOKYO STOCK EXCHANGE PRICES     NASDAQ NATIONAL MARKET PRICES
                                                           FOR COMMON STOCK                     FOR ADSS (1)
                                                      ---------------------------     -----------------------------
                                                          HIGH            LOW               HIGH           LOW
                                                      ---------------------------     -----------------------------
                                                        (PRICE PER SHARE IN YEN)        (PRICE PER ADS IN DOLLARS)
Year ended December 31, 1998                           JPY 1,560       JPY   762          $ 12.38        $  6.20
Year ended December 31, 1999                               2,665           1,012            25.00           8.73
Year ended December 31, 2000                               3,450           1,899            32.40          17.40
Year ended December 31, 2001
     First quarter                                         2,580           1,520            21.93          12.50
     Second quarter                                        2,390           1,665            19.73          13.55
     Third quarter                                         1,826             970            14.66           7.85
     Fourth quarter                                        1,400             900            11.20           7.50
Year ending December 31, 2002
     First quarter                                         1,447             846            11.05           6.30

     Second quarter                                        1,158             794             8.70           6.55
     Third quarter (through July 26)                         862             719             7.20           6.25
     January                                               1,447           1,022            11.05           7.65
     February                                              1,018             846             7.28           6.30
     March                                                 1,207             947             9.29           7.25
     April                                                 1,158             977             8.70           7.50
     May                                                   1,028             900             8.11           7.04
     June                                                    942             794             7.68           6.55
     July (through July 26)                                  862             719             7.20           6.25

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

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         ORGANIZATION

         NEC is a joint stock corporation ("kabushiki kaisha") incorporated in Japan under the Commercial Code ("shoho") of Japan. It is registered in the Commercial Register ("shogyo tokibo") maintained by the Minato Branch Office of the Tokyo Legal Affairs Bureau.

         CORPORATE PURPOSE OF NEC

         Article 2 of NEC's articles of incorporation provides that the corporate purposes of NEC is to carry on the following businesses:

         1. To manufacture, sell or otherwise dispose of, telecommunications equipment, machinery and instruments, electronic computers and other electronics application equipment, machinery and instruments, electrical equipment, machinery and instruments, and all kinds of equipment, machinery, instruments and systems related to electricity;

         2. To manufacture, sell or otherwise dispose of, nuclear energy machinery and instruments, aircraft machinery and instruments, medical machinery and instruments, measuring instruments and all equipment, machinery, instruments and systems other than those mentioned in the preceding item above;

         3. To manufacture, sell or otherwise dispose of, electron tubes, semiconductor devices, integrated circuits and all parts and materials for use in or in connection with any equipment, machinery and instruments mentioned in any of the preceding items;

         4. To provide telecommunications, data base, and other information services;

         5.       To contract for construction work;

         6. To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and

         7. To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.

         BOARD OF DIRECTORS

         Under the Commercial Code, each board member has executive powers and duties to manage the affairs of NEC and each representative director, who is elected from among the board members by the board of directors, has the statutory authority to represent NEC in all respects. Under the Commercial Code, board members of NEC must refrain from engaging in any business competing with NEC unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested. In this connection, while any board member has the power to vote on remuneration (including pension or other benefits) for any board member, if specifically named as payee of such remuneration, such board member must abstain from voting in respect of the relevant portion of the proposal.

         Neither the Commercial Code nor NEC's articles of incorporation contain special provisions as to the borrowing power exercisable by a board member. See also the discussion under "Item 6.C. Board Practices" contained in this document.

         COMMON STOCK

         General. Set forth below is information relating to NEC's common stock, including brief summaries of the relevant provisions of NEC's articles of incorporation and share handling regulations, as currently in effect, and of the Commercial Code of Japan and related legislation. The discussion of the Commercial Code below reflects certain amendments to the Commercial Code, which became effective on October 1, 2001 (the "2001 Amendments") and April 1, 2002 (the "2002 Amendments").

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

         A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc., or JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on NEC's register of shareholders. Each participating shareholder will in turn be registered on NEC's register of beneficial shareholders and be treated in the same way as shareholders registered on NEC's register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from NEC. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

         Authorized Capital. Article 5 of the articles of incorporation of NEC provides that the total number of shares authorized to be issued by NEC is 3,200,000,000 shares.

         As of March 31, 2002, 1,656,268,189 shares of common stock without a par value were issued and outstanding.

         The 2001 Amendments eliminated the concept of "par value" of shares of capital stock. Thus, all shares of capital stock of NEC have no par value.

         Dividends. NEC's articles of incorporation provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders, and pledgees of record as of the end of day. After the close of the fiscal period, the board of directors prepares, among others, a proposed allocation of profits for dividends and other purposes. This proposal is submitted to the board of corporate auditors of NEC and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders. This meeting is to be held in June each year. In addition to provisions for any dividends and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to directors and corporate auditors. In addition to year-end dividends, the board of directors may by its resolution declare an interim cash dividend pursuant to Article 293-5 of the Commercial Code to shareholders, beneficial shareholders, and pledgees. This interim dividend is paid to those who are registered in NEC's register of shareholders or beneficial shareholders as of the end of each September 30, without prior shareholder approval, but subject to the limitations described below.

         The Commercial Code provides that a company may not make any distribution of profits by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least 10% of the amount paid by way of appropriation of retained earnings for such fiscal period or of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve is 25% of its stated capital. Under the Commercial Code, NEC is permitted to distribute profits by way of year-end or interim dividends out of the excess of NEC's net assets over the aggregate of:

         (1)      NEC's stated capital;

         (2)      NEC's additional paid-in capital;

         (3)      NEC's accumulated legal reserve;

         (4) the legal reserve to be set aside in respect of the fiscal period concerned;

         (5) any excess of unamortized expenses incurred in preparation for commencement of business and in connection with R&D over the aggregate of amounts referred to in (2), (3), and (4) above; and

         (6) if certain of NEC's assets are stated at market value pursuant to the provisions of the Commercial Code, the excess, if any, of the aggregate market value of those assets over the aggregate acquisition cost of those assets.

         In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet at the last closing of NEC's accounts. However, the assets are adjusted to reflect (x) any subsequent payment made by appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z)if NEC has been authorized, pursuant to a resolution of an ordinary general shareholders meeting, to acquire NEC's shares, the total amount of the purchase price of those shares authorized by the resolution that may be paid by NEC. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (1) through (6) above.

         In Japan, the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

         Under NEC's articles of incorporation, NEC does not have to pay any dividends which are left unclaimed for a period of three years.

         Stock Splits. NEC may at any time split shares in issue into a greater number of shares by resolution of the board of directors, and may amend its articles of incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split in principle pursuant to a resolution of the board of directors rather than a special resolution of a general meeting of shareholders which is otherwise required for amending the articles of incorporation.

         In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, NEC must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, NEC must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

         General Meetings of Shareholders. NEC's ordinary general meeting of shareholders is held every June in Tokyo, Japan. The record date for an ordinary general meeting of shareholder is March 31 of each year. In addition, NEC may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

         Notice of convocation of a shareholders' meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.

         Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders' meeting is convened promptly or a convocation notice of a meeting which is to be held not later than six weeks from the day of such demand is

================================================================================

dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders' meeting.

         Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least six weeks prior to the date set for such meeting.

         Voting Rights. So long as NEC maintains the unit share system (see "(New `Unit' share system)" below), a holder of shares constituting one or more units is entitled to one vote for each such unit of shares, subject to the limitations on votes set forth in the following two sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by NEC may not exercise its voting rights with respect to shares of common stock of NEC that it owns. In addition, NEC may not exercise voting rights with respect to its own shares that it owns. If NEC eliminates from its article of incorporation the provisions relating to the unit of shares, holders of common stock will have one vote for each share they hold. Except as otherwise provided by law or by the articles of incorporation of NEC, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and NEC's articles of incorporation provide, however, that the quorum for the election of directors and corporate auditors shall not be less than one-third of the total number of voting rights of all the shareholders. NEC's shareholders are not entitled to cumulative voting in the election of directors. Shareholders may cast their vote in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronics means when the board of directors decides to permit such method of exercising voting rights.

         The Commercial Code provides that in order to amend the articles of incorporation and in certain other instances, including a reduction of stated capital, the removal of a director or corporate auditor, dissolution, merger or consolidation with a certain exception under which shareholders' resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which shareholders resolution is not required, or any offering of new shares at a "specially favorable" price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock ("stock acquisition rights") or bonds with stock acquisition rights at a "specially favorable" exercise conditions) to any persons other than shareholders, the quorum shall be a majority of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the "special shareholders resolutions").

         Issue of Additional Shares and Pre-emptive Rights. Holders of NEC's shares of Common Stock have no pre-emptive rights under its articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned under "Voting Rights" above. The board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

         Under the 2002 Amendments, subject to certain requirements, NEC may issue stock acquisition rights by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, NEC will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it.

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

         Record Date. March 31 is the record date for NEC's year-end dividends if declared. So long as NEC maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more whole units of shares in NEC's register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on that March 31. September 30 is the record date for interim dividends if declared. In addition, NEC may set a record date for determining the shareholders and beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks' prior notice.

         The price of shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date for the purpose of dividends or rights offerings. If the record date is not a business day, this occurs on the fourth business day prior to a record date.

         Acquisition by NEC of Its Common Stock. NEC may acquire its own shares through Japanese stock exchanges on which NEC's shares are listed or by way of tender offer (pursuant to an ordinary resolution at an ordinary general meeting of shareholders); from a specific party other than a subsidiary of NEC (pursuant to a special resolution at an ordinary general meeting of shareholders); or from a subsidiary of NEC (pursuant to a resolution of the board of directors). When the acquisition is made by NEC from a specific party other than a subsidiary of NEC, any shareholder may make a request directly to NEC in writing not later than five days prior to the date set for the relevant shareholders' meeting to include him/her as the seller of his/her shares in the proposed purchase. Any such acquisition of shares (other than the acquisition by NEC of its own shares from a subsidiary of NEC, in which case, subject to the requirement that the total amount of the purchase price does not exceed the amount of retained earnings available for interim dividends) must satisfy specified requirements, including the requirements that the total amount of the purchase price does not exceed the sum of the amount of retained earnings available for year-end dividend payment after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if the reduction of the stated capital, additional paid-in capital or legal reserve is authorized at the same ordinary general meeting of shareholders), less the sum of the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and any transfer of retained earnings to stated capital.

          NEC may hold the shares acquired in compliance with the provisions of the Commercial Code as amended. Shares acquired by NEC may be held by it for any period or may be cancelled by resolution of the board of directors. NEC may also transfer to any person the shares held by it, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in "Issue of Additional shares and Pre-emptive Rights" above. NEC may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

         New "Unit" share system. The 2001 Amendments introduced a new unit share system called "tangen-kabushiki."

         Pursuant to these amendments and the articles of incorporation of NEC, 1,000 shares constitute one unit. Although the number of shares constituting a new unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the board of directors rather than by the special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

         Voting rights under the new unit share system. Under the new unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

         Share certificates for less than a unit. Unless NEC's board of directors adopts a resolution to eliminate the provision for the unit shares from the articles of incorporation or the shareholders amend the articles of incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

         Repurchase by NEC of shares constituting less than a unit. A holder of shares constituting less than a full unit will be able to require NEC to purchase those shares at their market value in accordance with the provisions of the share handling regulations of NEC.

         Effect of the unit share system on holders of ADRs. A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than a whole unit. Because a transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of common stock are not affected by such restrictions in their ability to transfer such ADRs. However, a transfer of less than one unit of the underlying shares is normally impractical under the unit share system. Thus under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised with whole units of common stock. Under the unit share system, holders of less than a unit have the right to require NEC to purchase their shares. However, holders of ADRs evidencing ADSs that represent amounts other than integral multiples of whole units are unable to withdraw the underlying shares representing less than one unit. Therefore, they are unable, as a practical matter, to exercise the right to require NEC to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit.

         REPORTING OF SUBSTANTIAL SHAREHOLDERS

         The Securities and Exchange Law of Japan and regulations thereunder requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of a competent local finance bureau of the Ministry of Finance within five business days a report concerning such shareholdings. A similar report must be made in respect of any subsequent change of 1% or more in any holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, the Japan Securities Dealers Association.

         Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or NEC's articles of incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to NEC or under its articles of incorporation on the rights of non-resident or foreign shareholders to hold the shares of common stock of NEC or to exercise voting rights.

         There is no provision in NEC's articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of NEC and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving NEC.

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

E.       TAXATION

         The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of shares of common stock and ADSs. Prospective purchasers and holders of the shares of common stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

         The following is a general summary of the material United States federal income and Japanese tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs by an investor that holds those shares or ADSs, as capital assets (generally, property held for investment). This summary does not purport to address all tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of all categories of potential investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction, investors that hold shares of common stock or ADSs through a partnership or other pass-through entity and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of Japan and the federal income tax laws of the United States as in effect on the date hereof, as well as on the Income Tax Convention between the United States and Japan, as currently in force, (the "Tax Convention"), all of which are subject to change (possibly with retroactive effect), and to differing interpretations. In this regard, U.S. Holders should note that the United States and Japan began formal renegotiation of the Tax Convention in October 2001, and the negotiations continue. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement for ADSs and in any related agreement, will be performed in accordance with its terms.

         For purposes of this discussion, a "U.S. Holder" is any beneficial owner of shares of common stock or ADSs that is:

         -        an individual citizen or resident of the United States,

         - corporation or other entity taxable as a corporation organized under the laws of the United States or of any political subdivision thereof,

         - an estate or trust the income of which is subject to United States federal income taxation without regard to its source.

         An "Eligible U.S. Holder" is a U.S. Holder that:

         -        is a resident of the United States for purposes of the Tax
                  Convention,

         - does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

         - is not otherwise ineligible for benefits under the Tax Convention with respect to income and gain derived in connection with the shares of common stock or ADSs.

         A "Non-U.S. Holder" is any beneficial owner of shares of common stock or ADSs that is:

         - an individual who is classified as a nonresident for United States federal income tax purposes,

         - a foreign corporation or other foreign entity taxable as a corporation, or

         -        an estate or trust that is not a U.S. Holder.

         This summary does not address any aspect of United States federal tax law other than income taxation, and does not discuss any aspect of Japanese tax law other than income taxation, inheritance and gift taxation and securities transfer taxation. Investors are urged to consult their own tax advisors regarding the United States federal, state and local and Japanese and other tax consequences to them of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumptions, for purposes of the Tax Convention and for United States federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to United States federal income or Japanese tax.

         Japanese taxation. The following is a summary of certain Japanese income tax consequences of the ownership and disposition of shares of common stock or ADSs by a portfolio investor who is a non-resident of Japan or a non-Japanese corporation having no permanent establishment in Japan.

         Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves are not subject to Japanese income tax.

         In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%. At the date of this document, Japan has income tax treaties, conventions or agreements whereby the withholding tax rate is reduced, in most cases, to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

         Under the Tax Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders generally is limited to 15% of the gross amount actually distributed. An Eligible U.S. Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through NEC to the relevant tax authority before such payment of dividends. A standing proxy in Japan for a non-resident holder of Common Stock may provide this application service. With respect to ADSs, the Depositary or its agent will apply for this reduced rate on behalf of Eligible U.S. Holders by submitting two Application Forms (one before payment of dividends, the other within eight months after NEC's fiscal year-end) to the Japanese tax authorities. To claim this reduced rate, an Eligible U.S. Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. An Eligible U.S. Holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Tax Convention from the relevant Japanese tax authority.

         Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of shares of common stock or ADSs outside Japan or from the sale of shares of common stock within Japan by a non-resident of Japan or a non-Japanese corporation having no permanent establishment in Japan, are in general not subject to Japanese income or corporation tax.

         Japanese inheritance or gift tax at progressive rates may be payable by a non-resident individual who has acquired shares of common stock or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

         Holders of shares of NEC's common stock or ADSs should consult their tax advisers regarding the effect of these taxes.

         U.S. federal income taxation. The following is a summary of material United States federal income tax consequences of the ownership of shares of common stock or ADSs by a U.S. Holder. This summary is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published ruling and court decisions, and on the Tax Convention all of which are subject to change possibly with retroactive effect.

         This summary is not a complete analysis or description of all potential United States federal income tax consequences to a particular U.S. Holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential investors, certain of which are subject to special tax rules. It also does not address any state or local tax consequences of an investment in shares of common stock or ADSs.

         As noted above, if the obligations of the depositary are performed in accordance with the terms of the Deposit Agreement relating to the ADRs, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the discussion on the creditability of Japanese taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

         We believe, and the discussion therefore assumes, that we are not and will not become a "passive foreign investment company" or a "foreign personal holding company" for United States federal income tax purposes.

         Taxation of dividends. U.S. Holders will include in gross income the gross amount of any dividends received (before reduction for Japanese withholding taxes) to the extent paid out of NEC's current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income. The dividend will not be eligible for the "dividends-received deduction" allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. Holders of ADSs, or by the shareholder in the case of U.S. Holders of common stock, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If a U.S. Holder realizes gain or loss on a sale or other disposition of Japanese yen, it will generally be U.S. source ordinary income or loss.

         Subject to certain limitations, the Japanese tax withheld in accordance with the Tax Convention will be creditable against the U.S. Holder's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of "passive income" or, in the case of certain U.S. Holders "financial services income."

         Taxation of capital gains. Upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such shares of common stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares of common stock or ADSs exceeds one year. Any such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

         Transfers of retained earnings and sales of shares of Common Stock to NEC. A transfer of retained earnings or legal reserve to stated capital is generally treated as a dividend payment for Japanese tax purposes subject to withholding tax. A sale of shares of common stock or ADSs to NEC results in a deemed dividend to the selling shareholders to the extent that the sales price exceeds the aggregate of the stated capital and the capital surplus attributable to the shares sold. Transfers of retained earnings or legal reserves to stated capital and deemed dividends that may result from sales of shares of common stock to NEC are not generally taxable events for United States federal income tax purposes and therefore would not give rise to foreign source income and U.S. Holders may not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such transactions unless they can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

         Information Reporting and Backup Withholding. Dividends paid on common stock or ADSs to a U.S. Holder, or proceeds from a U.S. Holder's sale, exchange or other disposition of common stock or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. Holder:

         - is a corporation or comes within certain other categories of exempt recipients, and, when required, demonstrates this fact, or

         - provides a correct taxpayer identification number on a properly completed U.S. Internal Revenue Service (the "IRS"), Form W-9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

         We adopt sensitivity analyses for the evaluation of our risks resulting from fluctuations of foreign currency exchange rates and interest rates. In such sensitivity analysis, we assume certain movements of foreign currency exchange rates or interest rates, and value our risks that such movements may affect the fair value of our financial instruments, such as cash and cash equivalents, marketable and investment securities, loans, short-term borrowings, long-term debt, and derivative financial instruments. The market value of risks resulting from foreign currency exchange rate movements and interest rate movements is the present value of future cash flows affected by those rate movements in accordance with the valued market risk. The discount rate used in the assessment of the present value is determined based on the foreign currency exchange and interest rates at March 31, 2002. The difference between the fair value so calculated based on such movements of foreign currency exchange and/or interest rates, and the actual fair value (market value) at March 31, 2002, is the profit or loss assumed by such risks. We have not included the effect of accounts receivable and payable denominated in foreign currencies that are the object of our derivative hedging. Therefore, the following sensitivity analysis amounts do not reflect the full effect of the hedging activities related to all of the underlying exposures.

RISKS FROM FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS

         We enter into certain derivative contracts in order to hedge the adverse impact of fluctuations in foreign currency exchange rates on our monetary assets and liabilities denominated in foreign currency arising from our operating activities. The primary classes of derivative financial instruments used for this purpose are forward exchange contracts, and currency swap agreements. These derivative financial instruments are used to hedge the effects from foreign currency exchange rate fluctuations of, among others, U.S. dollars and Euros against Japanese yen. If exchange rates of such currencies against Japanese yen decrease by 10% while conditions other than such exchange rates remain the same, then the fair value of our financial instruments would decrease by JPY 0.7 billion. On the other hand, if such exchange rates rise by 10%, the fair value of such financial instruments would increase by JPY 0.7 billion.

RISKS FROM INTEREST RATE FLUCTUATIONS

         We are also exposed to risks of interest rate fluctuations that may affect the fair value of our financial assets and liabilities (mainly long-term debt). We enter into certain derivative contracts in order to hedge losses resulting from fluctuations in interest rates. The primary classes of derivative financial instruments used for this purpose are interest rate swap agreements. If interest rates rise by 10% from those of March 31, 2002 while conditions other than such interest rates remain the same, then the fair value of those financial instruments would increase by JPY 1.5 billion. On the other hand, if such interest rates decrease by 10%, the fair value of such financial instruments would decrease by JPY 1.5 billion.

RISK FROM PRICE MOVEMENTS OF MARKETABLE SECURITIES

         All of our marketable securities are classified as available-for-sale securities. We do not own any marketable securities for trading purposes. The following table sets forth the maturity dates and cost and fair values of debt securities in our investment portfolio, and the cost and fair values of equity securities therein, at March 31, 2002.

                                                     (MILLIONS OF YEN)

                                                    AT MARCH 31, 2002
                                                 COST             FAIR VALUE
                                             -----------         -----------
Debt securities (by maturity dates):
     Less than 1 year                          JPY 4,451            JPY 4,418
     1 to 2 years                                    129                  143
     2 to 3 years                                  3,056                2,946
     3 to 4 years                                    626                  402
     4 to 5 years                                     22                   15
     over 5 years                                     64                   59
Equity securities:                               177,855              255,096
                                             -----------          -----------
Total                                        JPY 186,203          JPY 263,079
                                             ===========          ===========

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not applicable.

ITEM 15. [RESERVED].

ITEM 16. [RESERVED].

                                    PART II

ITEM 17. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

         Please see our consolidated financial statements beginning on page
F-1.

ITEM 19. EXHIBITS.

         The following documents are exhibits to this annual report:

         1. Articles of incorporation, as amended to date (English translation)

         2. Share handling regulations, as amended to date (English translation)

         3. Certificate of English Translations for Articles of incorporation and for Share handling regulations

         8.        Subsidiaries of the Company (see "Item 4.C. Organizational
                   Structure")

         10(a)(1). Certification of Chief Executive Officer or Equivalent
                   Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
                   Section 906 of the Sarbanes-Oxley Act of 2002

         10(a)(2). Certification of Chief Financial Officer or Equivalent
                   Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
                   Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         NEC CORPORATION


                                         By: /s/ Koji Nishigaki
                                            ------------------------------------
                                              Koji Nishigaki
                                              President


Date:  August 6, 2002

                                 NEC Corporation

                   Index to Consolidated Financial Statements

                                                                                              PAGE
                                                                                          -----------
Report of Ernst & Young, Independent Auditors                                                     F-2

Report of PricewaterhouseCoopers, Independent Accountants                                         F-3

Consolidated Balance Sheets at March 31, 2001 and 2002                                       F-4, F-5

Consolidated Statements of Operations, Comprehensive Income (Loss) and Retained
 Earnings for the years ended March 31, 2000, 2001 and 2002                                       F-6

Consolidated Statements of Cash Flows for the years ended March 31, 2000, 2001 and 2002           F-7

Notes to Consolidated Financial Statements                                                 F-8 - F-50

Financial Statement Schedule for the years ended March 31, 2000, 2001 and 2002:
 II- Valuation and Qualifying Accounts                                                           F-51

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

                         Report of Independent Auditors


The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation (the "Company") as of March 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the two years in the period ended March 31, 2002, all expressed in Japanese yen. Our audits also included the information for each of the two years in the period ended March 31, 2002 included in the financial statement schedule listed in the Index at Item 18 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

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

In our opinion, the fiscal 2001 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the information for each of the two years in the period ended March 31, 2002 included in the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2001 the Company changed its method of accounting for the issuance of stock by a subsidiary and, in fiscal 2002, the Company changed its method of accounting for derivative financial instruments and hedging activities.


                                            /s/ Ernst & Young

Tokyo, Japan
April 23, 2002

                       Report of Independent Accountants


To the Board of Directors and
Shareholders of NEC Corporation
(Nippon Denki Kabushiki Kaisha)


We have audited the accompanying consolidated statements of operations, comprehensive income (loss) and retained earnings, of cash flows, and financial statement schedule of NEC Corporation and its consolidated subsidiaries for the year ended March 31, 2000, stated in yen. These financial statements and financial statement schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of NEC Corporation and its consolidated subsidiaries for the year ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule referred to above presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

We have not audited the consolidated financial statements and financial statement schedule of NEC Corporation and its consolidated subsidiaries for any period subsequent to March 31, 2000.


/s/ PricewaterhouseCoopers


PricewaterhouseCoopers
Tokyo, Japan

May 11, 2000

                                 NEC Corporation

                           Consolidated Balance Sheets


                                                                                  MARCH 31
                                                                     ---------------------------------
                                                                          2001               2002
                                                                     --------------     --------------
                                                                             (Millions of yen)
ASSETS
Current assets:
  Cash and cash equivalents                                          JPY    386,835     JPY    377,772
  Notes receivable, trade (Notes 7 and 15)                                   60,127             33,224
  Accounts receivable, trade (Notes 7 and 15)                             1,020,205            904,020
  Allowance for doubtful notes and accounts                                 (27,199)           (32,175)
  Current portion of investment in leases (Notes 7, 15 and 20)                    -            251,947
  Inventories (Note 5)                                                      828,081            650,043
  Deferred tax assets (Note 9)                                              123,786            118,293
  Prepaid expenses and other current assets                                  73,940            101,912
                                                                     --------------     --------------
Total current assets                                                      2,465,775          2,405,036

Investments and long-term receivables:
  Marketable securities (Notes 4 and 7)                                     335,680            263,079
  Investments and advances (Note 3):
    Affiliated companies                                                    194,138            154,747
    Other                                                                   153,964            158,179
  Long-term receivables, trade                                               49,855             45,073
  Investment in leases (Notes 7, 15 and 20)                                       -            254,814
                                                                     --------------     --------------
                                                                            733,637            875,892

Property, plant and equipment (Notes 7 and 20):
  Land                                                                       98,261            103,783
  Buildings                                                                 935,953            887,698
  Machinery and equipment                                                 2,321,503          2,063,309
  Construction in progress                                                   59,171             71,349
                                                                     --------------     --------------
                                                                          3,414,888          3,126,139
  Accumulated depreciation                                               (2,286,075)        (2,166,562)
                                                                     --------------     --------------
                                                                          1,128,813            959,577

Other assets:
  Deferred tax assets (Note 9)                                              178,838            442,411
  Intangible assets (Note 6)                                                243,630            254,711
  Other                                                                      72,931             73,256
                                                                     --------------     --------------
                                                                            495,399            770,378
                                                                     --------------     --------------
                                                                     JPY  4,823,624     JPY  5,010,883
                                                                     ==============     ==============

                                                                                  MARCH 31
                                                                      --------------------------------
                                                                           2001               2002
                                                                      -------------      -------------
                                                                             (Millions of yen)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings (Note 7)                                      JPY   231,251      JPY   450,544
  Current portion of long-term debt (Note 7)                                231,713            310,283
  Notes payable, trade                                                       83,899             61,685
  Accounts payable, trade                                                 1,107,449            877,270
  Accounts payable, other and accrued expenses                              296,585            295,505
  Accrued income taxes                                                       42,862             35,317
  Other current liabilities                                                 203,904            179,737
                                                                      -------------      -------------
Total current liabilities                                                 2,197,663          2,210,341

Long-term liabilities:
  Long-term debt (Note 7)                                                 1,221,295          1,498,878
  Accrued pension and severance costs (Note 8)                              400,333            467,561
  Other                                                                      20,910             39,171
                                                                      -------------      -------------
                                                                          1,642,538          2,005,610

Minority shareholders' equity in consolidated subsidiaries                   68,387            132,817

Preferred securities issued by a subsidiary (Note 10)                             -             97,200

Commitments and contingent liabilities (Note 21)

Shareholders' equity (Note 11):
  Common stock:
    Authorized   - 3,200,000,000 shares
    Issued  2001 - 1,656,259,435 shares                                     244,717
            2002 - 1,656,268,189 shares                                                        244,726
  Additional paid-in capital                                                361,813            361,820
  Legal reserve                                                              39,046             39,046
  Retained earnings                                                         349,033             27,079
  Accumulated other comprehensive income (loss)                             (78,603)          (105,437)
                                                                      -------------      -------------
                                                                            916,006            567,234
Treasury stock, at cost:
  2001 - 307,716 shares, 2002 - 2,285,092 shares                               (970)            (2,319)
                                                                      -------------      -------------
                                                                            915,036            564,915
                                                                      -------------      -------------
                                                                      JPY 4,823,624      JPY 5,010,883
                                                                      =============      =============

(See notes to consolidated financial statements.)

                                 NEC Corporation

       Consolidated Statements of Operations, Comprehensive Income (Loss)
                              and Retained Earnings

                                                                                                YEAR ENDED MARCH 31
                                                                                    ----------------------------------------------
                                                                                        2000            2001              2002
                                                                                    -------------   -------------    -------------
                                                                                                 (Millions of yen)
Sales and other income:
  Net sales                                                                         JPY 4,991,447   JPY 5,409,736    JPY 5,101,022
  Interest, gain on securities sold, dividends and other (Notes 4, 19 and 20)             218,444         140,062          103,637
  Gain due to stock issuances by subsidiaries (Note 18)                                         -          41,324            6,753
                                                                                    -------------   -------------    -------------
                                                                                        5,209,891       5,591,122        5,211,412
Costs and expenses:
  Cost of sales                                                                         3,664,513       3,981,113        3,919,268
  Selling, general and administrative (Notes 2, 16 and 17)                              1,216,520       1,243,440        1,237,276
  Interest                                                                                 70,211          63,873           46,673
  Other (Note 19)                                                                         228,464         210,373          469,378
                                                                                    -------------   -------------    -------------
                                                                                        5,179,708       5,498,799        5,672,595
                                                                                    -------------   -------------    -------------
Income (loss) before income taxes                                                          30,183          92,323         (461,183)
Provision (benefit) for income taxes (Note 9)                                              32,484          56,308         (178,173)
                                                                                    -------------   -------------    -------------
Income (loss) before minority interest, equity in earnings (losses) of affiliated
 companies and cumulative effect of accounting change                                      (2,301)         36,015         (283,010)

Minority interest in income (losses) of consolidated subsidiaries                          (1,419)          1,296            2,574
                                                                                    -------------   -------------    -------------
Income (loss) before equity in earnings (losses) of affiliated companies and
 cumulative effect of accounting change                                                      (882)         34,719         (285,584)

Equity in earnings (losses) of affiliated companies (Note 3)                               11,298          21,884          (23,841)
                                                                                    -------------   -------------    -------------
Income (loss) before cumulative effect of accounting change                                10,416          56,603         (309,425)
Cumulative effect of accounting change, net of tax (Note 2)                                     -               -           (2,595)
                                                                                    -------------   -------------    -------------
Net income (loss)                                                                          10,416          56,603         (312,020)
Comprehensive income (loss):
  Other comprehensive income (loss), net of tax (Note 11):
    Foreign currency translation adjustments                                              (24,333)         19,127           13,451
    Minimum pension liability adjustment (Note 8)                                          28,243         (84,871)         (37,834)
    Unrealized gains (losses) on marketable securities (Note 4)                            41,500         (60,864)             463
    Unrealized gains (losses) on derivative financial instruments (Note 14)                     -               -              692
    Cumulative effect of accounting change (Note 2)                                             -               -           (3,606)
                                                                                    -------------   -------------    -------------
Other comprehensive income (loss)                                                          45,410        (126,608)         (26,834)
                                                                                    -------------   -------------    -------------
Comprehensive income (loss)                                                         JPY    55,826   JPY   (70,005)   JPY  (338,854)
                                                                                    =============   =============    =============
Retained earnings:
  Balance at beginning of year                                                      JPY   313,262   JPY   312,638    JPY   349,033
  Net income (loss)                                                                        10,416          56,603         (312,020)
  Dividends                                                                                (9,770)        (18,084)          (9,934)
  Transfer to legal reserve                                                                (1,270)         (2,124)               -
                                                                                    -------------   -------------    -------------
  Balance at end of year                                                            JPY   312,638   JPY   349,033    JPY    27,079
                                                                                    =============   =============    =============

                                                                                        2000             2001           2002
                                                                                    -------------   -------------    -------------
                                                                                                        (Yen)
Per share (Note 13):
  Basic:
    Income (loss) before cumulative effect of accounting change                     JPY      6.40   JPY     34.55    JPY   (187.06)
    Net income (loss)                                                                        6.40           34.55          (188.63)
  Diluted:
    Income (loss) before cumulative effect of accounting change                              6.40           32.17          (187.06)
    Net income (loss)                                                                        6.40           32.17          (188.63)
Cash dividends per share                                                                     6.00           11.00             6.00

(See notes to consolidated financial statements.)

                                 NEC Corporation

                      Consolidated Statements of Cash Flows

                                                                                             YEAR ENDED MARCH 31
                                                                                 --------------------------------------------
                                                                                     2000            2001            2002
                                                                                 ------------    ------------    ------------
                                                                                              (Millions of yen)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                JPY   10,416    JPY   56,603    JPY (312,020)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation                                                                        260,942         250,138         234,738
  Deferred income taxes                                                                (2,102)         (2,463)       (222,423)
  (Gain) loss on property, plant and equipment                                        (24,249)        (13,823)        146,430
  Realized (gain) loss on marketable securities                                       (98,194)          2,175          62,139
  Gain due to stock issuances by subsidiaries                                               -         (41,324)         (6,753)
  Provision for pension and severance costs, less payments                             10,310           5,060              56
  Equity in (earnings) losses of affiliated companies, net of dividends                (7,552)        (17,149)         28,030
  Minority interest in income (losses) of consolidated subsidiaries                    (1,419)          1,296           2,574
  (Increase) decrease in notes and accounts receivable                                201,934        (139,644)        169,628
  (Increase) decrease in inventories                                                   85,104         (83,769)        216,062
  Increase (decrease) in notes and accounts payable                                    80,817         226,886        (178,878)
  Increase (decrease) in other current liabilities                                    (56,383)        110,723         (60,747)
  Other, net                                                                           (1,087)          5,783          57,801
                                                                                 ------------    ------------    ------------
Net cash provided by operating activities                                             458,537         360,492         136,637

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment                                  246,386         112,887          56,094
Additions to property, plant and equipment                                           (263,767)       (310,711)       (295,585)
Proceeds from sales and redemption of marketable securities                           180,576          48,053          33,659
Purchase of marketable securities                                                     (97,606)         (3,373)         (2,482)
Proceeds from sales of affiliates' stock                                               33,672          55,656          38,438
Investments in affiliates                                                              (5,675)              -         (31,046)
Disbursements for long-term loans                                                        (646)        (23,151)        (11,842)
Decrease in long-term loans                                                             1,599          10,458          18,714
Increase in other investment securities                                                  (566)         (2,028)         (6,408)
Other, net                                                                             (3,577)            683          (3,078)
                                                                                 ------------    ------------    ------------
Net cash provided by (used in) investing activities                                    90,396        (111,526)       (203,536)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                                           24,916         115,401         257,240
Repayments of long-term debt                                                         (282,917)       (218,144)       (398,479)
Increase (decrease) in short-term borrowings                                         (222,434)       (149,988)        104,232
Dividends paid                                                                         (9,801)        (14,577)        (15,948)
Proceeds from stock issuances by subsidiaries                                               -          24,635          12,448
Proceeds from preferred securities issued by a subsidiary                                   -               -          97,000
Other, net                                                                              2,765           2,627            (839)
                                                                                 ------------    ------------    ------------
Net cash provided by (used in) financing activities                                  (487,471)       (240,046)         55,654
Effect of exchange rate changes on cash and cash equivalents                           (7,164)          3,948           2,182
                                                                                 ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                                   54,298          12,868          (9,063)
Cash and cash equivalents at beginning of year                                        319,669         373,967         386,835
                                                                                 ------------    ------------    ------------
Cash and cash equivalents at end of year                                         JPY  373,967    JPY  386,835    JPY  377,772
                                                                                 ============    ============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                                       JPY   70,120    JPY   63,021    JPY   47,852
  Income taxes                                                                         39,277          33,347          51,795

SUPPLEMENTAL INFORMATION OF NONCASH FINANCING ACTIVITIES
Conversion of convertible debt into shares of common stock                       JPY    1,292    JPY   27,159    JPY       18

(See notes to consolidated financial statements.)

                                 NEC Corporation

                   Notes to Consolidated Financial Statements

                                 March 31, 2002


1.   NATURE OF OPERATIONS

NEC Corporation and its consolidated subsidiaries (the "Company") is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company operates its principal business through three in-house companies based on customers and markets served.

NEC Solutions is primarily engaged in the provision of systems integration services, Internet-related services, and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporate and individual customers.

NEC Networks is primarily engaged in the development, design, manufacture, sale and network integration services for communication systems and equipment mainly for network service providers.

NEC Electron Devices is primarily engaged in the development, design, manufacture and sale of semiconductors and other electron devices for equipment manufacturers.

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

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies, after reflecting adjustments for the above, are as follows:

(BASIS OF CONSOLIDATION AND INVESTMENTS IN AFFILIATED COMPANIES)

The consolidated financial statements include the accounts of NEC Corporation and its subsidiaries in which it has a controlling financial interest. All significant intercompany transactions and accounts are eliminated. The fiscal years of certain foreign subsidiaries are December 31 and there have been no significant transactions for such subsidiaries for the period from January 1, 2002 to March 31, 2002.

Investments in 20 - 50% owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

Special purpose entities ("SPEs") used in connection with the securitization of receivables are not consolidated when the Company has surrendered control over the receivables. SPEs used in connection with the leasing of property are not consolidated when the owner of the SPE has made a substantial investment that is at risk for the life of the SPE.


(CASH EQUIVALENTS)

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.


(FOREIGN CURRENCY TRANSLATION)

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


(MARKETABLE SECURITIES AND OTHER INVESTMENTS)

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the investments in marketable securities is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates the market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(INVENTORIES)

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

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.


(PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION)

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized principally using the declining-balance method over the lease term.

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over the estimated useful lives.


(INTANGIBLE ASSETS)

Intangible assets consist primarily of the costs of purchased patents and trade names and goodwill. Goodwill represents the excess of cost of the acquired enterprise over the sum of the amounts assigned to identifiable assets less liabilities assumed. Costs allocated to patents and trade names are amortized principally on a straight-line basis over their estimated useful lives. Goodwill, which arose from business combinations completed before July 1, 2001, has been amortized on a straight-line basis over the period of expected benefit which does not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization is recorded.

The Company reviews the carrying amount of intangible assets for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(IMPAIRMENT OF LONG-LIVED ASSETS)

Long-lived assets are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.


(INCOME TAXES)

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


(ISSUANCE OF STOCK BY A SUBSIDIARY)

When a subsidiary issues stock to unrelated third parties, the Company's ownership interest in the subsidiary decreases; however, if the price per share is more or less than the Company's average carrying amount per share, the Company is required to adjust the carrying amount of its investment in the subsidiary.

Prior to fiscal 2001, the Company accounted for such adjustments as capital transactions, with a charge or credit to additional paid-in capital. In fiscal 2001, the Company changed its accounting method to recognize such gains or losses in income for the year in which the change in ownership interest occurs.

The Company believed this change was to a preferable method because it better reflects the Company's stated strategy of taking competitive subsidiaries public and raising their overall corporate value. As a result of the change, net income and diluted net income per share for the year ended March 31, 2001 increased by JPY 8,868 million and by JPY 4.79 per share, respectively.


(NET INCOME PER SHARE)

Basic net income per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have antidilutive effect.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(REVENUE RECOGNITION)

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

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as sales-type lease or direct-financing lease are accounted for as operating leases and related revenue are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company's products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.


(SHIPPING AND HANDLING COSTS)

The Company includes shipping and handling costs which totaled JPY 6,938 million, JPY 6,719 million and JPY 6,372 million for the years ended March 31, 2000, 2001 and 2002 in selling, general and administrative expenses.


(DERIVATIVE FINANCIAL INSTRUMENTS)

Effective on April 1, 2001, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 133, (Accounting for Derivative Instruments and Hedging Activities). Adoption of SFAS No. 133 on April 1, 2001 resulted in a loss from the cumulative effect of an accounting change of JPY 2,595 million and a reduction from accumulated other comprehensive income (loss) of JPY 3,606 million.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED))

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as forward exchange contracts and interest rate swap agreements, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in fair values of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent it is effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Prior to April 1, 2001, the Company used forward exchange contracts and interest rate swap agreements for hedging purposes. For forward exchange contracts, gains and losses on contracts designated as hedges were recognized in income and were offset against the foreign exchange differences in the underlying assets and liabilities. The gains and losses were included in other income or expenses. The discounts and premiums on forward exchange contracts were amortized over the lives of the respective contracts and included in interest expense. The related receivable or payable was included in other current assets or other current liabilities. Agreements that are, in substance, essentially the same as forward exchange contracts, such as currency swaps, are accounted for in a manner similar to the accounting for forward exchange contracts. For interest rate swap agreements, differentials to be paid or received related to interest rate swap agreements were recognized in interest expense over the lives of the agreement. The receivable or payable for the differential is included in other current assets or other current liabilities.


(SALES OF RECEIVABLES)

In some cases, the Company retains certain interests in trade receivables and investment in leases sold in securitizations. Gain or loss on the sale of the trade receivables and investment in leases is based on the previous carrying amount of the trade receivables and investment in leases involved in the transfer, allocated between the trade receivables and investment in leases sold, and the retained interests based on their relative fair values at the transfer date. The Company generally estimates fair value based on the present value of future expected cash flows estimated using certain assumptions; credit losses and discount rates commensurate with the risks involved.

                                 NEC Corporation

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(NEW ACCOUNTING STANDARDS)

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, (Business Combinations), and No. 142, (Goodwill and Other Intangible Assets). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will adopt SFAS No. 142 effective April 1, 2002. The Company recorded amortization of JPY 5,517 million, JPY 6,330 million and JPY 8,360 million for the years ended March 31, 2000, 2001 and 2002, respectively, under previous accounting standards. In accordance with SFAS No. 142, the Company is required to perform the impairment tests of goodwill and indefinite lived intangible assets by the end of September 2002. Any impairment charge resulting from these tests will be reflected as the cumulative effect of accounting change. The Company has not yet determined whether the adoption of this statement will result in an impairment of goodwill and indefinite lived intangible assets.

In August 2001, the FASB issued SFAS No. 144, (Accounting for the Impairment or Disposal of Long-Lived Assets). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of), and the accounting and reporting provisions of APB Opinion No. 30, (Reporting the Results of Operations), for a disposal of a segment of a business. SFAS No. 144 is effective for years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt SFAS No. 144 effective April 1, 2002 and has not determined what effect, if any, it will have on the Company's results of operations and financial position.


(RECLASSIFICATIONS)

Certain accounts in the consolidated financial statements for the years ended March 31, 2000 and 2001 have been reclassified to conform to the 2002 presentation.

                                 NEC Corporation

3.   INVESTMENTS IN AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of voting shares at March 31, 2002 are: Nippon Electric Glass Co., Ltd. (35.7%); ANRITSU CORPORATION (22.0%); Toyo Communication Equipment Co., Ltd. (21.4%); Tokin Corporation (43.2%); SUMITOMO 3M Limited (25.0%); Elpida Memory, Inc. (50.0%); NEC-Mitsubishi Electric Visual Systems Corporation (50.0%) and 6 other companies.

Summarized financial information relating to affiliated companies accounted for by the equity method is as follows:

                                                                         MARCH 31
                                                              -------------------------------
                                                                   2001              2002
                                                              -------------     -------------
                                                                    (Millions of yen)
Current assets                                                JPY 1,189,132     JPY   655,028
Other assets, including property, plant and equipment             1,043,043           694,943
                                                              -------------     -------------
Total assets                                                  JPY 2,232,175     JPY 1,349,971
                                                              =============     =============

Current liabilities                                           JPY   854,569     JPY   487,567
Long-term liabilities                                               751,623           338,103
Shareholders' equity                                                625,983           524,301
                                                              -------------     -------------
Total liabilities and shareholders' equity                    JPY 2,232,175     JPY 1,349,971
                                                              =============     =============

                                                        YEAR ENDED MARCH 31
                                         --------------------------------------------------
                                              2000              2001              2002
                                         -------------     -------------      -------------
                                                         (Millions of yen)
Sales and operating revenue              JPY 1,104,816     JPY 1,388,641      JPY 1,002,208
Gross profit                                   212,714           276,966            179,108
Net income (loss)                               30,204            75,888           (57,505)

                                 NEC Corporation

3.   INVESTMENTS IN AFFILIATED COMPANIES (CONTINUED)

Of the 13 affiliated companies at March 31, 2002 (16 companies at March 31,
2001) accounted for by the equity method, the stocks of 4 companies (5 companies at March 31, 2001) carried at JPY 118,382 million and JPY 110,072 million at March 31, 2001 and 2002, respectively, had quoted market values of an aggregate of JPY 217,234 million and JPY 130,174 million at March 31, 2001 and 2002, respectively.

As a result of reorganization of various affiliated companies, the Company acquired a controlling financial interest in a leasing affiliated company, and consolidated such entity in the year ended March 31, 2002.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

                                              MARCH 31
                                   -----------------------------
                                      2001               2002
                                   ----------         ----------
                                         (Millions of yen)
Receivables, trade                 JPY 62,929         JPY 18,191
Payables, trade                        83,636             19,201


                                    YEAR ENDED MARCH 31
                       --------------------------------------------
                           2000             2001            2002
                       -----------      -----------      ----------
                                     (Millions of yen)
Sales                  JPY 211,388      JPY 206,961      JPY 72,384
Purchases                  111,119          172,571          57,597

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2000, 2001 and 2002 totaled JPY 3,746 million, JPY 5,052 million and JPY 2,049 million, respectively.

                                 NEC Corporation

4.   MARKETABLE SECURITIES

The following is a summary of marketable securities by major security type:

                                                     MARCH 31, 2001
                             -------------------------------------------------------------
                                                GROSS             GROSS
                                              UNREALIZED        UNREALIZED
                                 COST       HOLDING GAINS     HOLDING LOSSES    FAIR VALUE
                             -----------    -------------     --------------   -----------
                                                   (Millions of yen)
Available-for-sale:
  Equity securities          JPY 233,842     JPY 100,420        JPY 32,984     JPY 301,278
  Debt securities                 26,425           8,209               232          34,402
                             -----------     -----------        ----------     -----------
                             JPY 260,267     JPY 108,629        JPY 33,216     JPY 335,680
                             ===========     ===========        ==========     ===========

                                                    MARCH 31, 2002
                             -------------------------------------------------------------
                                               GROSS              GROSS
                                             UNREALIZED         UNREALIZED
                                COST        HOLDING GAINS     HOLDING LOSSES    FAIR VALUE
                             -----------    -------------     --------------   -----------
                                                   (Millions of yen)
Available-for-sale:
  Equity securities          JPY 177,855      JPY 95,112        JPY 17,871     JPY 255,096
  Debt securities                  8,348              14               379           7,983
                             JPY 186,203      JPY 95,126        JPY 18,250     JPY 263,079

Contractual maturities of available-for-sale debt securities at March 31, 2002 are in the period from May 20, 2002 to July 27, 2009.

Proceeds from sales of available-for-sale securities were JPY 180,576 million, JPY 48,053 million and JPY 21,017 million for the years ended March 31, 2000, 2001 and 2002, respectively. Gross realized gains were JPY 98,200 million, JPY 40,099 million and JPY 8,435 million for the years ended March 31, 2000, 2001 and 2002, respectively, and gross realized losses, including writedowns, were JPY 6 million, JPY 42,274 million and JPY 70,574 million for the years ended March 31, 2000, 2001 and 2002, respectively.

                                 NEC Corporation

5.   INVENTORIES

Inventories at March 31, 2001 and 2002 consisted of the following:

                                                             MARCH 31
                                                   ---------------------------
                                                       2001            2002
                                                   -----------     -----------
                                                         (Millions of yen)
Finished products                                  JPY 294,876     JPY 235,783
Work in process and semifinished components            403,501         318,115
Less - advance payments received                       (54,414)        (47,448)
Raw materials and purchased components                 184,118         143,593
                                                   -----------     -----------
                                                   JPY 828,081     JPY 650,043
                                                   ===========     ===========


6.   INTANGIBLE ASSETS

Accumulated amortization of intangible assets was JPY 237,170 million and JPY 239,829 million at March 31, 2001 and 2002, respectively.


7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2001 and 2002 were as follows:

                                                                             MARCH 31
                                                                   ---------------------------
                                                                       2001            2002
                                                                   -----------     -----------
                                                                        (Millions of yen)
Loans, principally from banks, including bank overdrafts
 (average interest rate of 1.96% in 2001 and 1.25% in 2002):
  Secured                                                          JPY   7,720     JPY  20,228
  Unsecured                                                            211,797         249,316
Commercial paper (average interest rate of 12.24% in 2001
 and 0.11% in 2002)                                                     11,734         181,000
                                                                   -----------     -----------
                                                                   JPY 231,251     JPY 450,544
                                                                   ===========     ===========

At March 31, 2002, the Company had unused lines of credit for short-term financing aggregating JPY 268,406 million with no commitment fees and credit facility agreements aggregating JPY 350,000 million with certain facility fees.

                                 NEC Corporation

7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

Long-term debt at March 31, 2001 and 2002 was as follows:

                                                                                              MARCH 31
                                                                                    -----------------------------
                                                                                         2001            2002
                                                                                    -------------   -------------
                                                                                         (Millions of yen)
Loans, principally from banks and insurance companies, due 2001 to 2010 with interest rates of 0.233% to 12.75% at March 31, 2001 and due 2002 to 2011 with interest rates of 0.105% to 14.50% at March 31, 2002:
  Secured                                                                           JPY    30,960   JPY    23,495
  Unsecured                                                                               298,159         690,330
5.7% to 6.05% unsecured yen bonds due 2002 to 2007                                         30,000          30,000
1.1% to 3.3% at March 31, 2001 and 0.45% to 3.3% at March 31, 2002 unsecured yen debentures due 2001 to 2010 at March 31, 2001 and due 2002 to 2010 at
 March 31, 2002                                                                           595,000         618,000
1.9% unsecured yen convertible debentures due 2004, convertible currently at
 JPY 1,962.90 for one common share, redeemable before due date                            118,508         118,506
1.0% unsecured yen convertible debentures due 2011, convertible currently at
 JPY 1,375.00 for one common share, redeemable before due date                             97,906          97,906
1.8% unsecured yen convertible debentures                                                  95,011               -
Zero coupon unsecured yen convertible debentures due 2007, convertible currently
 at JPY 3,207.00 for one common share, redeemable before due date                         100,000         100,000
Zero coupon unsecured yen convertible debentures due 2010, convertible currently
 at JPY 1,730.00 for one common share, redeemable before due date                               -         100,000
0.375% unsecured yen convertible notes issued by a consolidated subsidiary                  5,312               -
0.2% to 5.1% at March 31, 2001 and 0.09% to 0.3% at March 31, 2002 medium-term notes issued by consolidated subsidiaries due 2001 to 2004 at March 31, 2001
 and due 2002 to 2004 at March 31, 2002                                                    30,560           9,024
Long-term capital lease obligations, due 2001 to 2029 with interest rates of
 1.6% to 7.9% at March 31, 2001 and due 2002 to 2007 with interest rates of
 2.398% to 8.9% at March 31, 2002                                                          45,081          11,856
Other                                                                                       6,451           8,098
                                                                                    -------------   -------------
                                                                                        1,452,948       1,807,215
Unamortized premium                                                                            60           1,946
                                                                                    -------------   -------------
                                                                                        1,453,008       1,809,161
Less - portion due within one year                                                       (231,713)       (310,283)
                                                                                    -------------   -------------
                                                                                    JPY 1,221,295   JPY 1,498,878
                                                                                    =============   =============

                                 NEC Corporation

7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2002:

                                                              (Millions of yen)
                                                              -----------------
Notes and accounts receivable and investment in leases           JPY   6,745
Marketable securities                                                 12,550
Property, plant and equipment (net book value)                       115,249

The agreement for the 1.9% unsecured yen convertible debentures due 2004 stipulates, among other things, that NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreement. Under the agreement, NEC Corporation deposited, instead of cash, marketable securities amounting to JPY 66,113 million and JPY 88,407 million at March 31, 2001 and 2002, respectively.

The sinking fund payment, adjusted for the conversions made to March 31, 2002, is as follows:

                             SINKING FUND PAYMENT
CONVERTIBLE       -------------------------------------------
DEBENTURES             DATE               AMOUNT OF PAYMENT
-----------       --------------         --------------------
                                          (Millions of yen)
1.9%              March 31, 2003              JPY 14,000

At March 31, 2002, an aggregate of 220,563 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

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

                                 NEC Corporation

7.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

Annual maturities and sinking fund requirements on long-term debt during the five years ending March 31, 2007 are as follows:

YEAR ENDING MARCH 31:         (Millions of yen)
---------------------         -----------------
2003                             JPY 324,283
2004                                 380,593
2005                                 261,338
2006                                 189,604
2007                                 234,863


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

                                 NEC Corporation

8.   PENSION AND SEVERANCE PLANS (CONTINUED)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

                                                                                                 MARCH 31
                                                                                      -------------------------------
                                                                                           2001             2002
                                                                                      -------------     -------------
                                                                                            (Millions of yen)
Change in benefit obligations:
  Benefit obligations at beginning of year                                            JPY 1,156,107     JPY 1,280,618
  Service cost                                                                               61,175            65,131
  Interest cost                                                                              46,245            47,107
  Actuarial loss                                                                            123,256             3,042
  Benefits paid                                                                             (54,096)          (65,066)
  Plan amendments                                                                           (52,069)                -
  Newly consolidated subsidiaries                                                                 -            65,303
                                                                                      -------------     -------------
  Benefit obligations at end of year                                                      1,280,618         1,396,135

Change in plan assets:(*1)
  Fair value of plan assets at beginning of year                                            787,915           759,571
  Actual loss on plan assets                                                                (69,061)          (50,831)
  Employer contributions                                                                     67,262            61,301
  Benefits paid                                                                             (26,545)          (25,167)
  Newly consolidated subsidiaries                                                                 -            54,558
                                                                                      -------------     -------------
  Fair value of plan assets at end of year                                                  759,571           799,432
                                                                                      -------------     -------------
Funded status                                                                              (521,047)         (596,703)
Unrecognized prior service cost and actuarial loss (*2)                                     298,946           375,652
Unrecognized net obligation at April 1, 1989 being recognized over 17 years                  15,599            12,552
                                                                                      -------------     -------------
Net amounts recognized                                                                JPY  (206,502)    JPY  (208,499)
                                                                                      =============     =============

Amounts recognized in the consolidated balance sheets consist of:
  Accrued pension and severance costs                                                 JPY  (400,333)    JPY  (467,561)
  Accumulated other comprehensive income, pretax                                            193,831           259,062
                                                                                      -------------     -------------
Net amounts recognized                                                                JPY  (206,502)    JPY  (208,499)
                                                                                      =============     =============

----------
(*1) The plan assets consist principally of corporate equity securities, government securities and corporate debt securities.

(*2) Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

                                 NEC Corporation

8.   PENSION AND SEVERANCE PLANS (CONTINUED)

The weighted-average assumptions used in the accounting for the plans at March 31, 2001 and 2002 were as follows:

                                                              MARCH 31
                                                      ----------------------
                                                        2001          2002
                                                      --------      --------
Discount rate                                              3.5%          3.5%
Rate of increase in future compensation level         1.7%-3.8%     1.7%-3.8%
Expected long-term rate of return on plan assets           4.0%          4.0%

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2000, 2001 and 2002 were as follows:

                                                                                          YEAR ENDED MARCH 31
                                                                               ----------------------------------------
                                                                                  2000           2001           2002
                                                                               ----------     ----------     ----------
                                                                                          (Millions of yen)
Service cost                                                                   JPY 51,940     JPY 61,175     JPY 65,131
Interest cost                                                                      44,312         46,245         47,107
Expected return on plan assets                                                    (26,783)       (31,617)       (32,558)
Amortization of unrecognized prior service cost and actuarial loss                 15,867          8,666         18,842
Amortization of unrecognized net obligation at April 1, 1989 being
 recognized over 17 years                                                           3,047          3,047          3,047
                                                                               ----------     ----------    -----------
Net pension and severance cost for all defined benefit plans                   JPY 88,383     JPY 87,516    JPY 101,569
                                                                               ==========     ==========    ===========

The total cost for all defined benefit and defined contribution plans was as follows:

                                                                                    YEAR ENDED MARCH 31
                                                                         -----------------------------------------
                                                                             2000           2001          2002
                                                                         -----------    -----------    -----------
                                                                                     (Millions of yen)
Net pension and severance cost for all defined benefit plans             JPY  88,383    JPY  87,516    JPY 101,569
Net pension cost for employees' portion of the contributory defined
  benefit pension plans                                                      (19,053)       (13,959)       (16,245)
Pension and severance cost for defined contribution plans                      2,307          3,355          3,620
                                                                         -----------    -----------    -----------
Total cost for all defined benefit and defined contribution plans        JPY  71,637    JPY  76,912    JPY  88,944
                                                                         ===========    ===========    ===========

                                 NEC Corporation

9.   INCOME TAXES

Income (loss) before income taxes and provision (benefit) for income taxes comprise the following components:

                                                                YEAR ENDED MARCH 31
                                                    ---------------------------------------------
                                                        2000            2001             2002
                                                    -----------      ----------      ------------
                                                                 (Millions of yen)
Income (loss) before income taxes:
  NEC Corporation and domestic subsidiaries         JPY 120,198      JPY 89,191      JPY (258,858)
  Foreign subsidiaries                                  (90,015)          3,132          (202,325)
                                                    -----------      ----------      ------------
                                                    JPY  30,183      JPY 92,323      JPY (461,183)
                                                    ===========      ==========      ============
Provision (benefit) for income taxes:
  Current:
    NEC Corporation and domestic subsidiaries       JPY  29,551      JPY 48,480      JPY   42,831
    Foreign subsidiaries                                  5,035          10,291             1,419
                                                    -----------      ----------      ------------
                                                         34,586          58,771            44,250
  Deferred:
    NEC Corporation and domestic subsidiaries             7,273           6,755          (192,870)
    Foreign subsidiaries                                 (9,375)         (9,218)          (29,553)
                                                    -----------      ----------      ------------
                                                         (2,102)         (2,463)         (222,423)
                                                    -----------      ----------      ------------
                                                    JPY  32,484      JPY 56,308      JPY (178,173)
                                                    ===========      ==========      ============

The Company is subject to a number of different income taxes which, in the aggregate, result in statutory tax rate in Japan of approximately 42%. A reconciliation between the reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate is as follows:

                                                                                YEAR ENDED MARCH 31
                                                                      ------------------------------------------
                                                                          2000          2001            2002
                                                                      -----------    ----------     ------------
                                                                                 (Millions of yen)
"Expected" tax expense (benefit)                                      JPY  12,677    JPY 38,776     JPY (193,697)
Increase (decrease) in taxes resulting from:
a)  Tax benefit on prior losses of subsidiaries                            (1,050)       (5,417)         (15,864)
b)  Changes in valuation allowance                                        (11,844)        2,562           (5,156)
c)  Non-deductible expense for tax purposes                                 2,337         2,613            1,889
d)  International tax rate differences                                      9,206          (452)           1,402
e)  Tax rate difference relating to unrecognized gain (loss) of
    marketable securities                                                   6,694             -                -
f)  Non-deductible goodwill amortization                                    8,648         4,349            6,875
g)  Tax on undistributed earnings                                           8,141         8,587           12,391
h)  Other                                                                  (2,325)        5,290           13,987
                                                                      -----------    ----------     ------------
Actual total income tax expense (benefit)                             JPY  32,484    JPY 56,308     JPY (178,173)
                                                                      ===========    ==========     ============

                                 NEC Corporation

9.   INCOME TAXES (CONTINUED)

The significant components of deferred tax assets and liabilities at March 31, 2001 and 2002 were as follows:

                                                                    MARCH 31
                                                         -----------------------------
                                                             2001              2002
                                                         -----------       -----------
                                                               (Millions of yen)
Deferred tax assets:
  Intercompany profit between consolidated companies     JPY  29,892       JPY  21,970
  Investments and advances                                    67,853           133,496
  Accrued bonus                                               30,642            24,088
  Accrued pension and severance costs                        121,124           152,552
  Operating lease                                             29,236            24,939
  Operating loss carryforwards                               103,631           225,973
  Other                                                       70,850           122,827
                                                         -----------       -----------
                                                             453,228           705,845
  Less - valuation allowance                                 (36,683)          (27,229)
                                                         -----------       -----------
Total                                                    JPY 416,545       JPY 678,616
                                                         ===========       ===========

Deferred tax liabilities:
  Marketable securities                                  JPY  38,084       JPY  33,415
  Tax deductible reserve                                      45,337            31,826
  Tax on undistributed earnings                               19,932            38,235
  Other                                                       10,568            14,436
                                                         -----------       -----------
Total                                                    JPY 113,921       JPY 117,912
                                                         ===========       ===========

In Japan, consolidated tax returns were not permitted until the year ended March 31, 2002; accordingly, NEC Corporation and its domestic subsidiaries file separate tax returns. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards which are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 2000, 2001 and 2002 were decreases of JPY 31,297 million, JPY 7,197 million and JPY 9,454 million, respectively.

At March 31, 2002, for tax return purposes the Company had operating loss carryforwards amounting to approximately JPY 583,938 million of which JPY 364,892 million relates to domestic companies and will expire during the period from 2003 through 2007. The remainder of approximately JPY 219,046 million relates to foreign subsidiaries and, except for approximately JPY 127,523 million with no expiration date, will expire through 2022.

Realization is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized.

                                 NEC Corporation

10.  PREFERRED SECURITIES ISSUED BY A SUBSIDIARY

In December 2001, NEC Business Trust ("NBT"), a wholly owned subsidiary of NEC Corporation, issued 200,000 shares of NEC Trust Originated Preferred Securities ("TOPrS") to the public at an issuance price of JPY 485,000 per share, 97% of face value. NBT is a business trust established in the United States of America. NBT invested the proceeds of such issuance into interest bearing (at a rate equivalent to the TOPrS dividend rate) Unsecured Subordinated Debentures due 2021 of NEC Corporation ("Subordinated Debentures"). The Subordinated Debentures represent the sole assets of NBT. NEC Corporation has the right to redeem the Subordinated Debentures beginning on December 18, 2006, or in the case of certain regulatory events at the principal amount plus accrued interest.

Holders of TOPrS are entitled to a cash dividend at JPY 6,250 per unit on the initial payment date, June 18, 2002, at a fixed rate of 2.50% per annum on the second payment date, December 18, 2002 through the tenth payment date, December 18, 2006, and at a floating rate of six month Yen LIBOR plus 2.00% per annum on the eleventh payment date, June 18, 2007, and thereafter. Distributions not paid on the scheduled payment date will accumulate and interest thereon will compound and accrue semi-annually.

The discount of JPY 3,000 million is being amortized over five years. The amortization for the year ended March 31, 2002 was JPY 200 million.

                                 NEC Corporation

11.  SHAREHOLDERS' EQUITY

Changes in common stock, additional paid-in capital, legal reserve, accumulated other comprehensive income (loss) and treasury stock are shown below:


                                                                               YEAR ENDED MARCH 31
                                                              -----------------------------------------------
                                                                 2000              2001              2002
                                                              -----------      ------------      ------------
                                                                             (Millions of yen)
Common stock:
  Balance at beginning of year                                JPY 230,212      JPY  231,137      JPY  244,717
  Conversion of convertible debt                                      925            13,580                 9
                                                              -----------      ------------      ------------
  Balance at end of year                                      JPY 231,137      JPY  244,717      JPY  244,726
                                                              ===========      ============      ============
Additional paid-in capital:
  Balance at beginning of year                                JPY 345,642      JPY  348,234      JPY  361,813
  Conversion of convertible debt                                      803            13,579                 9
  Change in interest in consolidated subsidiaries                   1,780                 -                 -
  Gain (loss) on sale of treasury stock                                 9                 -                (2)
                                                              -----------      ------------      ------------
  Balance at end of year                                      JPY 348,234      JPY  361,813      JPY  361,820
                                                              ===========      ============      ============
Legal reserve:
  Balance at beginning of year                                JPY  35,652      JPY   36,922      JPY   39,046
  Transfer from retained earnings                                   1,270             2,124                 -
                                                              -----------      ------------      ------------
  Balance at end of year                                      JPY  36,922      JPY   39,046      JPY   39,046
                                                              ===========      ============      ============
Accumulated other comprehensive income (loss):
  Balance at beginning of year                                JPY   2,595      JPY   48,005      JPY  (78,603)
  Other comprehensive income (loss), net of tax                    45,410          (126,608)          (26,834)
                                                              -----------      ------------      ------------
  Balance at end of year                                      JPY  48,005      JPY  (78,603)     JPY (105,437)
                                                              ===========      ============      ============
Treasury stock, at cost:
  Balance at beginning of year                                JPY     (18)     JPY      (83)     JPY     (970)
  Net change resulting from purchase and sales of
   fractional shares of less than "One Unit" as defined by
   the Japanese Commercial Code
                                                                      (65)               70              (816)
  Purchase of shares for stock option plan                              -              (957)             (533)
                                                              -----------      ------------      ------------
  Balance at end of year                                      JPY     (83)     JPY     (970)     JPY   (2,319)
                                                              ===========      ============      ============

                                NEC Corporation

11.  SHAREHOLDERS' EQUITY (CONTINUED)

(1)  Common stock and additional paid-in capital

     Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 2000, 2001 and 2002 were 1,798,430 shares, 27,439,595 shares and 8,754 shares, respectively.

     On October 1, 2001, an amendment ("Amendment") to the Japanese Commercial Code became effective. The Amendment eliminates the stated par value of the Company's outstanding shares which results in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that shares issued after September 30, 2001 will have no par value. Before the Amendment, the Company's shares had a par value of JPY 50 per share.

     Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

     Prior to 1985, NEC Corporation made, based on the resolution of the board of directors, a free distribution of 233,182,146 shares to shareholders, which was clearly distinguished from a "stock dividend" paid out of profits that, under the Japanese Commercial Code before April 1, 1991, must be approved by the shareholders. The cumulative amount of the fair value of these shares at the time of issuance was JPY 258,755 million. In accounting for the free distribution of shares, the Japanese Commercial Code before April 1, 1991 permitted the board of directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts. Such transfer, however, would have had no effect on total shareholders' equity.

(2)  Legal reserve and retained earnings

     The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders.

                                NEC Corporation

11.  SHAREHOLDERS' EQUITY (CONTINUED)

(2)  Legal reserve and retained earnings (continued)

     The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan. The appropriations of retained earnings for the year ended March 31, 2002, as incorporated in the accompanying consolidated financial statements, include year-end dividends of JPY 4,967 million which, in accordance with the Japanese Commercial Code, will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 20, 2002 and will be recorded in the statutory books of account on that date.

     Retained earnings at March 31, 2002 included the Company's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of JPY 64,864 million.

(3)  Other comprehensive income (loss)

     Change in accumulated other comprehensive income (loss) is as follows:


                                                                           YEAR ENDED MARCH 31
                                                         ------------------------------------------------
                                                             2000               2001             2002
                                                         -----------       ------------      ------------
                                                                         (Millions of yen)
Foreign currency translation adjustments:
  Balance at beginning of year                           JPY  (1,648)      JPY  (25,981)     JPY   (6,854)
  Change in the current period                               (24,333)            19,127            13,451
                                                         -----------       ------------      ------------
  Balance at end of year                                 JPY (25,981)      JPY   (6,854)     JPY    6,597
                                                         ===========       ============      ============
Minimum pension liability adjustment:
  Balance at beginning of year                           JPY (55,794)      JPY  (27,551)     JPY (112,422)
  Change in the current period                                28,243            (84,871)          (37,834)
                                                         -----------       ------------      ------------
  Balance at end of year                                 JPY (27,551)      JPY (112,422)     JPY (150,256)
                                                         ===========       ============      ============
Unrealized gains (losses) on marketable securities:
  Balance at beginning of year                           JPY  60,037       JPY  101,537      JPY   40,673
  Change in the current period                                41,500            (60,864)              463
                                                         -----------       ------------      ------------
  Balance at end of year                                 JPY 101,537       JPY   40,673      JPY   41,136
                                                         ===========       ============      ============
Unrealized gains (losses) on derivative financial
 instruments:
  Balance at beginning of year                           JPY       -       JPY        -      JPY        -
  Cumulative effect of accounting change                           -                  -            (3,606)
  Change in the current period                                     -                  -               692
                                                         -----------       ------------      ------------
  Balance at end of year                                 JPY       -       JPY        -      JPY   (2,914)
                                                         ===========       ============      ============
Total accumulated other comprehensive income (loss):
  Balance at beginning of year                           JPY   2,595       JPY   48,005      JPY  (78,603)
  Cumulative effect of accounting change                           -                  -            (3,606)
  Change in the current period                                45,410           (126,608)          (23,228)
                                                         -----------       ------------      ------------
  Balance at end of year                                 JPY  48,005       JPY  (78,603)     JPY (105,437)
                                                         ===========       ============      ============

                                NEC Corporation

11.  SHAREHOLDERS' EQUITY (CONTINUED)

(3)  Other comprehensive income (loss) (continued)

     Tax effect allocated to each component of other comprehensive income (loss) is as follows:


                                                                            YEAR ENDED MARCH 31
                                                        -----------------------------------------------------
                                                         BEFORE-TAX         TAX (EXPENSE)         NET-OF-TAX
                                                           AMOUNT             OR BENEFIT            AMOUNT
                                                        ------------        -------------        ------------
                                                                          (Millions of yen)
2000:
  Foreign currency translation adjustments              JPY  (24,333)        JPY       -         JPY  (24,333)
  Minimum pension liability adjustment                        48,695             (20,452)              28,243
  Unrealized gains (losses) on marketable
   securities:
    Unrealized holding gains arising during period           156,825             (65,019)              91,806
    Less: reclassification adjustments for gains
     realized in net income (loss)                           (98,194)             47,888              (50,306)
                                                        ------------         -----------         ------------
  Other comprehensive income (loss)                     JPY   82,993         JPY (37,583)        JPY   45,410
                                                        ============         ===========         ============
2001:
  Foreign currency translation adjustments              JPY   19,127         JPY       -         JPY   19,127
  Minimum pension liability adjustment                      (146,329)             61,458              (84,871)
  Unrealized gains (losses) on marketable
   securities:
    Unrealized holding losses arising during period         (100,977)             38,851              (62,126)
    Less: reclassification adjustments for losses
     realized in net income (loss)                             2,175                (913)               1,262
                                                        ------------         -----------         ------------
  Other comprehensive income (loss)                     JPY (226,004)        JPY  99,396         JPY (126,608)
                                                        ============         ===========         ============
2002:
  Foreign currency translation adjustments:
    Foreign currency translation adjustments
     arising during period                              JPY   15,414         JPY       -         JPY   15,414
    Less: reclassification adjustments for gains
     realized in net income (loss)                            (1,963)                  -               (1,963)
  Minimum pension liability adjustment                       (65,231)             27,397              (37,834)
  Unrealized gains (losses) on marketable securities:
    Unrealized holding losses arising during period           61,490             (24,986)              36,504
    Less: reclassification adjustments for losses
     realized in net income (loss)                           (62,139)             26,098              (36,041)
  Unrealized gains (losses) on derivative financial
   instruments:
    Cumulative effect of accounting change                    (6,217)              2,611               (3,606)
    Net changes in fair value of derivative
     financial instruments                                      (420)                176                 (244)
    Less: reclassification adjustments for gains
     realized in net income (loss)                             1,613                (677)                 936
                                                        ------------         -----------         ------------
  Other comprehensive income (loss)                     JPY  (57,453)        JPY  30,619         JPY  (26,834)
                                                        ============         ===========         ============

                                NEC Corporation

12.  STOCK-BASED COMPENSATION PLAN

At the shareholders' meeting held in June 2000, the Company's shareholders approved a stock option plan (the "2000 Plan") for directors, corporate officers and certain upper-level employees of NEC Corporation. Under the 2000 Plan, NEC Corporation was to purchase no more than 320,000 shares in the market with an aggregate price not exceeding JPY 1,200 million, and will hold and reserve such shares for transfer to option holders upon exercise of the options.

NEC Corporation granted options to purchase 301,000 shares of its common stock at JPY 3,400 per share, the approximate market value at the date of grant. The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price.

                                NEC Corporation

12.  STOCK-BASED COMPENSATION PLAN (CONTINUED)

The options vested at the grant date, and are exercisable during the period from July 1, 2002 to June 30, 2006. The 2000 Plan provides that options lapse automatically upon the option holder's death and generally expire one year after termination of service.

At the shareholders' meeting held in June 2001, the Company's shareholders approved the second stock option plan (the "2001 Plan") with terms and conditions substantially the same as those of the 2000 Plan.

The aggregate number of shares to be transferred upon the exercise of all outstanding options under the 2001 Plan is 310,000 shares. The exercise price per share of the option is equal to JPY 1,876 per share. The options vested at the grant date, and are exercisable during the period from July 1, 2003 to June 30, 2007.

The stock option activity is as follows:


                                                                       YEAR ENDED MARCH 31,
                                                        --------------------------------------------------
                                                                 2001                 2002
                                                        -----------------------    ---------     ---------
                                                                      WEIGHTED-                  WEIGHTED-
                                                                       AVERAGE                   AVERAGE
                                                        NUMBER OF     EXERCISE     NUMBER OF     EXERCISE
                                                         OPTIONS        PRICE       OPTIONS       PRICE
                                                        ---------     ---------    ---------     ---------
                                                                        (Yen)                      (Yen)
Outstanding at beginning of year                               -      JPY     -     301,000      JPY 3,400
Granted                                                  301,000          3,400     310,000          1,876
                                                         -------                    -------
Outstanding at end of year                               301,000          3,400     611,000          2,627
                                                         =======                    =======
Exercisable at end of year                                     -              -           -              -

The weighted-average remaining contractual life for options outstanding at March 31, 2002 is 4.76 years.

SFAS No. 123, (Accounting for Stock-Based Compensation), encourages entities to use a fair value method in accounting for stock based compensation plans, but permits entities to continue to use the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB No. 25"), (Accounting for Stock Issued to Employees), for employee stock options. Companies electing to use APB No. 25 are required to present pro forma disclosures of net income and net income per share as if the SFAS No. 123 fair value method had been used.

                                NEC Corporation

12.  STOCK-BASED COMPENSATION PLAN (CONTINUED)

The Company has elected to apply APB No. 25 under which the Company recognizes no compensation expense as long as the option price per share is at least equal to the market price at the measurement date. Had the Company recognized stock-based compensation expense based on the SFAS No. 123 fair value method, income (loss) before cumulative effect of accounting change, net income (loss), income (loss) before cumulative effect of accounting change per share and net income (loss) per share for the years ended March 31, 2001 and 2002 would have been as follows:


                                                                              YEAR ENDED MARCH 31
                                                                        -----------------------------
                                                                           2001               2002
                                                                        ----------       ------------
                                                                              (Millions of yen)
Income (loss) before cumulative effect of accounting change:
  As reported                                                           JPY 56,603       JPY (309,425)
  Pro forma                                                                 56,305           (309,565)

Net income (loss):
  As reported                                                               56,603           (312,020)
  Pro forma                                                                 56,305           (312,160)

                                                                                     (Yen)

Basic EPS:
  Income (loss) before cumulative effect of accounting change:
    As reported                                                         JPY  34.55       JPY  (187.06)
    Pro forma                                                                34.37            (187.15)
  Net income (loss):
    As reported                                                              34.55            (188.63)
    Pro forma                                                                34.37            (188.72)

Diluted EPS:
  Income (loss) before cumulative effect of accounting change:
    As reported                                                         JPY  32.17       JPY  (187.06)
    Pro forma                                                                32.01            (187.15)
  Net income (loss):
    As reported                                                              32.17            (188.63)
    Pro forma                                                                32.01            (188.72)

                                NEC Corporation

12.  STOCK-BASED COMPENSATION PLAN (CONTINUED)

The weighted-average fair value per option at the grant date for options granted during the years ended March 31, 2001 and 2002 was JPY 991 and JPY 451, respectively. The fair value of options granted, which is charged to income at the grant date in determining the pro forma impact, is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:


                                         YEAR ENDED MARCH 31
                                     -----------------------------
                                      2001                   2002
                                     -------               -------
Risk-free interest rate                1.00%                 0.43%
Expected life                        4 years               4 years
Expected volatility                   36.40%                42.60%
Expected dividend                      0.27%                 0.56%


13.  NET INCOME (LOSS) PER SHARE

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income (loss) before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income (loss) is as follows:


                                                                                     YEAR ENDED MARCH 31
                                                                      ---------------------------------------------
                                                                         2000              2001               2002
                                                                      ----------       ----------      ------------
                                                                                   (Millions of yen)
Income (loss) before cumulative effect of accounting change
 available to common shareholders                                     JPY 10,416       JPY 56,603      JPY (309,425)
Effect of dilutive securities:
  Convertible debt                                                             -            2,995                 -
                                                                      ----------       ----------      ------------
Diluted income (loss) before cumulative effect of
 accounting change                                                    JPY 10,416       JPY 59,598      JPY (309,425)
                                                                      ==========       ==========      ============

Cumulative effect of accounting change, net of tax                    JPY      -       JPY      -      JPY   (2,595)
                                                                      ==========       ==========      ============
Net income (loss) available to common shareholders                    JPY 10,416       JPY 56,603      JPY (312,020)
Effect of dilutive securities:
  Convertible debt                                                             -            2,995                 -
                                                                      ----------       ----------      ------------
Diluted net income (loss)                                             JPY 10,416       JPY 59,598      JPY (312,020)
                                                                      ==========       ==========      ============

                                NEC Corporation

13.  NET INCOME (LOSS) PER SHARE (CONTINUED)


                                                                           YEAR ENDED MARCH 31
                                                         ----------------------------------------------------
                                                             2000                2001                2002
                                                         -------------       -------------      -------------
                                                                          (Number of shares)
Weighted-average number of shares of common stock
 outstanding for the year                                1,627,817,355       1,638,173,139      1,654,131,607
Effect of dilutive securities:
  Convertible debt                                                   -         214,656,268                  -
                                                         -------------       -------------      -------------
Weighted-average number of shares of diluted common
 stock outstanding for the year                          1,627,817,355       1,852,829,407      1,654,131,607
                                                         =============       =============      =============


                                                                              YEAR ENDED MARCH 31
                                                                  -----------------------------------------
                                                                    2000           2001            2002
                                                                  --------       ---------     ------------
                                                                                   (Yen)
Per share:
  Basic:
    Income (loss) before cumulative effect of accounting change   JPY 6.40       JPY 34.55     JPY (187.06)
    Cumulative effect of accounting change, net of tax                   -               -           (1.57)
    Net income (loss)                                                 6.40           34.55         (188.63)
  Diluted:
    Income (loss) before cumulative effect of accounting change       6.40           32.17         (187.06)
    Cumulative effect of accounting change, net of tax                   -               -           (1.57)
    Net income (loss)                                                 6.40           32.17         (188.63)

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:


                                                   YEAR ENDED MARCH 31
                                 --------------------------------------------------
                                     2000                2001              2002
                                 -----------           -------          -----------
                                                  (Number of shares)
Convertible debt                 205,924,498                 -          220,562,540
Stock options                              -           301,000              611,000

                                NEC Corporation

14.  FINANCIAL INSTRUMENTS

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


                                                                        MARCH 31
                                       -------------------------------------------------------------------
                                                         2001                             2002
                                       -------------------------------    --------------------------------
                                          CARRYING        ESTIMATED          CARRYING         ESTIMATED
                                           AMOUNT         FAIR VALUE          AMOUNT          FAIR VALUE
                                       --------------   --------------    --------------    --------------
                                                                (Millions of yen)
Long-term receivables, trade           JPY     49,855   JPY     50,639    JPY     45,073    JPY     45,428
Long-term loans                                34,591           34,838            42,782            43,899
Long-term debt, including current
 portion and excluding capital
 lease obligations                         (1,407,927)      (1,551,636)       (1,797,305)       (1,842,467)
Derivatives:
  Forward exchange contracts                  (15,937)         (15,903)           (1,352)           (1,352)
  Interest rate and currency swap
   agreements                                 (14,228)         (21,688)          (24,957)          (24,957)

                                NEC Corporation

(1)  Fair value of financial instruments (continued)

     The fair values of financial instruments at March 31, 2001 and 2002 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. Investments in equity securities, included in investments and advances-other, with an aggregate carrying amount of JPY 119,373 million and JPY 115,397 million at March 31, 2001 and 2002, respectively, consist of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair values of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows.


(2)  Derivative financial instruments

     The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

     Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies arising from the Company's operating activities.

     At March 31, 2001, the Company had outstanding forward exchange contracts which mature through March 2002 to purchase the equivalent of JPY 85,337 million, principally U.S. dollars, and to sell the equivalent of JPY 146,082 million, principally U.S. dollars and Euros.

     At March 31, 2002, the Company had outstanding forward exchange contracts which mainly mature through January 2003. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the monetary assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

                                NEC Corporation

(2)  Derivative financial instruments (continued)

     The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. The Company has also entered into currency swap agreements together with interest rate swap agreements to manage both foreign currency and interest rate risk exposures associated with certain underlying debt. Certain interest rate swap agreements are designated as either a fair value hedge or a cash flow hedge depending on the interest rate characteristics of the underlying debt as discussed below.

     (Fair Value Hedging Strategy)

     The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next 7 years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

     (Cash Flow Hedging Strategy)

     The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 7 years. Approximately 9% of the Company's outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2002.

     At March 31, 2001, the aggregate notional principal amounts for interest rate swap agreements and currency swap agreements were JPY 516,543 million. These agreements mature through 2009.

     At March 31, 2002, the Company expects to reclassify JPY 865 million of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt.

     At March 31, 2002, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur.

     The counterparties to the Company's derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

                                NEC Corporation

15.  SECURITIZATION OF RECEIVABLES

The Company has several securitization programs under which certain trade receivables and investment in leases are transferred, without recourse, to a special purpose entity ("SPE"). Simultaneously, the SPE sells an interest in those receivables and investment in leases to a large financial institution. In certain securitizations, the Company has retained subordinated interests which are not material to the Company's financial position. Credit losses related to the securitized trade receivables and investment in leases have been immaterial.

The Company services, administers and collects the securitized trade receivables and investment in leases on behalf of the SPE. For the years ended March 31, 2000, 2001 and 2002, JPY 1,065,845 million, JPY 1,255,087 million and JPY
1,467,985 million in proceeds have been received under the securitization programs. For the years ended March 31, 2000, 2001 and 2002, the Company has recorded losses of JPY 399 million, JPY 692 million and JPY 871 million related to the securitization programs.


16.  RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses were JPY 315,163 million, JPY 344,957 million and JPY 333,632 million for the years ended March 31, 2000, 2001 and 2002, respectively.


17.  ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to JPY 31,774 million, JPY 20,703 million and JPY 27,709 million for the years ended March 31, 2000, 2001 and 2002, respectively.


18.  STOCK ISSUANCES BY SUBSIDIARIES

NEC Soft, Ltd. ("NES"), a consolidated subsidiary which develops software, sold 2,800,000 shares of stock at JPY 7,107 per share to third parties in a public offering on July 28, 2000, receiving total consideration of JPY 19,900 million. At the same time, the Company sold 2,800,000 shares of NES's stock to third parties at the same price through the market, and recognized a gain of JPY 17,399 million on this transaction. As a result of NES's public offering, the Company's ownership interest in NES decreased from 95.34% to 67.41%. However, because the issuance price per share of stock sold by NES was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NES by JPY 12,990 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 5,456 million on such gain.

                                NEC Corporation

NEC Machinery Corporation ("NEM"), a consolidated subsidiary which manufactures and markets semiconductor manufacturing machinery and factory automation systems, sold 1,000,000 shares of stock at JPY 4,735 per share to third parties in a public offering on October 6, 2000, receiving total consideration of JPY 4,735 million. At the same time, the Company sold 2,000,000 shares of NEM's stock to third parties at the same price through the market, and recognized a gain of JPY 8,635 million on this transaction. As a result of NEM's public offering, the Company's ownership interest in NEM decreased from 90.90% to 53.91%. However, because the issuance price per share of stock sold by NEM was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NEM by JPY 2,300 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 966 million on such gain.

NEC Mobiling, Ltd. ("Mobiling"), a consolidated subsidiary which distributes mobile phones and develops software for mobile and wireless communications network systems, sold 2,250,000 shares of stock at JPY 1,692 per share to third parties in a public offering on February 22, 2002, receiving total consideration of JPY 3,807 million. At the same time, the Company sold 2,250,000 shares of Mobiling's stock to third parties at the same price through the market, and recognized a gain of JPY 1,828 million on this transaction. As a result of Mobiling's public offering, the Company's ownership interest in Mobiling decreased from 97.72% to 67.11%. However, because the issuance price per share of stock sold by Mobiling was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Mobiling by JPY 1,226 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 515 million on such gain.

Certain other consolidated subsidiaries issued new shares of stock to third parties during the year ended March 31, 2002, receiving aggregate consideration of JPY 5,864 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiaries decreased; however, because the issuance price per share of stock issued by the consolidated subsidiaries was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiaries by JPY 3,699 million and recognized gains for that amount. The Company provided deferred tax liabilities of JPY 1,516 million on such gains.

                                NEC Corporation

19.  OTHER INCOME AND EXPENSES

The principal components of other income and expenses for the years ended March 31, 2000, 2001 and 2002 were as follows:


                                                                                    YEAR ENDED MARCH 31
                                                                     ----------------------------------------------
                                                                        2000             2001               2002
                                                                     -----------      -----------       -----------
                                                                                  (Millions of yen)
Interest, gain on securities sold, dividends and other:
  Interest and dividend income                                       JPY  14,255      JPY  20,786       JPY  15,754
  Gain on sale of investments in securities                              112,446           57,928            32,900
  Gain on sale of property, plant and equipment                           45,329           34,289            12,063
  Other                                                                   46,414           27,059            42,920
                                                                     -----------      -----------       -----------
                                                                     JPY 218,444      JPY 140,062       JPY 103,637
                                                                     ===========      ===========       ===========
Other expenses:
  Net foreign exchange loss                                          JPY  34,398      JPY   9,537       JPY  11,132
  Restructuring and other unusual charges                                148,022          136,187           370,471
  Amortization of goodwill                                                 5,517            6,330             8,360
  Loss on sale or disposal of property, plant and equipment               21,080           20,466            17,423
  Other                                                                   19,447           37,853            61,992
                                                                     -----------      -----------       -----------
                                                                     JPY 228,464      JPY 210,373       JPY 469,378
                                                                     ===========      ===========       ===========

Restructuring and other unusual charges principally consisted of restructuring charges, refund of the amount overcharged in connection with the Defense Agency and the Defense Facilities Administration Agency of Japan, and write-offs and loss on sales of investments in securities.

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

                                NEC Corporation

19.  OTHER INCOME AND EXPENSES (CONTINUED)

During the year ended March 31, 2002, the Company implemented plans to reorganize and restructure the manufacturing operations of NEC Solutions, NEC Networks and NEC Electron Devices. This included the closure or consolidation of plants, a downsizing of the workforce and an exiting or termination of certain product lines. In addition, an impairment loss was recognized for certain machinery, equipment and intangible assets related to the aforementioned businesses and product lines. As a result of above restructuring, the Company incurred restructuring charge of JPY 285,914 million for fiscal 2002. The restructuring charge consisted of losses of JPY 202,940 million on disposal and impairment related to buildings, machinery and equipment, and on disposal and write-down related to inventories, personnel costs of JPY 46,686 million for reduction of approximately 13,000 employees, which excludes employees who left through normal attrition, and others of JPY 36,288 million. The impairment loss for buildings and machinery and equipment was JPY 108,778 million, and impairment loss for intangible assets was JPY 10,488 million. Prior to March
31, 2002 the Company had paid personnel costs of JPY 43,752 million. At March 31, 2002, unpaid termination benefits approximated JPY 2,934 million.


20.  LEASING ARRANGEMENTS

(1)  Equipment leasing

     The Company is a lessor of equipment under financing and operating leasing arrangement with terms principally from 3 to 6 years.

     The Company sells computer equipment to an affiliated financing company which in turn leases the equipment to certain government and governmental agencies under operating leases. The Company also agrees to repurchase that equipment from the affiliated financing company at prescribed amounts at the expiration of the lease. The Company accounts for these transactions as assets owned and leased to others under operating leases.

     The cost of equipment under operating leases at March 31, 2001 and 2002 was JPY 53,308 million and JPY 59,113 million, respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2001 and 2002 was JPY 40,311 million and JPY 46,080 million, respectively.

                                NEC Corporation

(1)  Equipment leasing (continued)

     Investment in leases represents financing leases which consist of sales-type leases and direct-financing leases. Components of the investment in sales-type and direct-financing leases are as follows:


                                                            MARCH 31, 2002
                                                           -----------------
                                                           (Millions of yen)
Total minimum lease payments                                 JPY  544,738
Executory costs                                                    (9,657)
Unearned income                                                   (24,469)
                                                             ------------
                                                                  510,612
Less - allowance for uncollectible amounts                         (3,851)
                                                             ------------
                                                                  506,761
Less - current portion                                           (251,947)
                                                             ------------
                                                             JPY  254,814
                                                             ============

The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at March 31, 2002.


                                                         FINANCING        OPERATING
                                                           LEASES          LEASES
                                                        -----------       ---------
                                                              (Millions of yen)
YEAR ENDING MARCH 31:
2003                                                    JPY 203,705       JPY 7,648
2004                                                        142,124             431
2005                                                        103,663               -
2006                                                         62,274               -
2007                                                         25,294               -
2008 and thereafter                                           7,678               -
                                                        -----------       ---------
Total minimum lease payments                            JPY 544,738       JPY 8,079
                                                        ===========       =========

                                NEC Corporation

20.  LEASING ARRANGEMENTS (CONTINUED)

(2)  Lease of facilities and equipment

     The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was JPY 100,897 million and JPY 33,011 million at March 31, 2001 and 2002, respectively. Accumulated depreciation of the leased assets at March 31, 2001 and 2002 was JPY 61,599 million and JPY 22,657 million, respectively.

     The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2002:

                                                                                      (Millions of yen)
                                                                                      -----------------
YEAR ENDING MARCH 31:
2003                                                                                     JPY  8,752
2004                                                                                          2,493
2005                                                                                          1,289
2006                                                                                            756
2007                                                                                            379
                                                                                         ----------
Total minimum lease payments                                                                 13,669
Less - amount representing interest                                                          (1,813)
                                                                                         ----------
Present value of net minimum lease payments                                                  11,856
Less - current obligation                                                                    (7,832)
                                                                                         ----------
Long-term lease obligation                                                               JPY  4,024
                                                                                         ==========

     During the year ended March 31, 2000, the Company sold certain land, buildings, facilities and equipment for JPY 176,057 million. The assets were leased back from the purchaser over periods of one to four years. The resulting leases were classified as operating leases and the resulting gain of JPY 43,787 million, relating to the profit on the sale in excess of the present value of the minimum lease payments over the lease terms, was recorded as other income. A deferred gain of JPY 21,124 million is being amortized over the lease term.

     Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were JPY 121,510 million, 138,655 million and 111,975 million for the years ended March 31, 2000, 2001 and 2002, respectively.

                                NEC Corporation

20.  LEASING ARRANGEMENTS (CONTINUED)

(2)  Lease of facilities and equipment (continued)

     Future minimum rental payments are as follows:


                                                     (Millions of yen)
                                                     -----------------
YEAR ENDING MARCH 31:
2003                                                    JPY 48,888
2004                                                        33,876
2005                                                        23,060
2006                                                        16,263
2007                                                         7,940
2008 and thereafter                                         10,846


21.  COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment approximated JPY 15,138 million.

Contingent liabilities at March 31, 2002 for loans guaranteed and other guarantees amounted to approximately JPY 106,450 million and JPY 2,737 million, respectively. Loans guaranteed at March 31, 2002 included loans guaranteed for affiliated companies of JPY 25,102 million and for employees of JPY 38,504 million. The guarantees are outstanding for periods ranging from 1 to 22 years. In the opinion of management, the risk of loss related to these contingencies at March 31, 2002 is not material to the Company's financial position.

                                NEC Corporation

22.  SEGMENT INFORMATION

(1)  Operating segments

     The following information represents the operating segments of the Company, for which separate financial information is available and is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance periodically. NEC Solutions provides mainly Internet solutions to corporations, individuals and government/public sectors, and develops, designs, manufactures and markets computer systems which include systems integration services, software, Internet services "BIGLOBE," and support services as well as hardware such as UNIX servers, workstations, mainframe computers, PC servers, storage systems and PCs. NEC Networks provides Internet solutions mainly to network service providers, and develops, designs, manufactures and markets communications network systems which include transmission systems such as terrestrial and submarine cable WDM systems and optical access system, routing and switching systems such as high end routers and digital central office switching systems, wireless systems such as 3rd generation ("3G") wireless communication systems, microwave and satellite communications equipment, and cellular phones. NEC Networks also develops, designs, manufactures and markets satellite equipment, broadcast equipment and network management systems. NEC Electron Devices provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories and DRAMs, displays such as color LCDs and plasma display panels, and electronic components such as capacitors, printed wiring boards and relays. The others segment develops, designs, manufactures and markets manufacturing equipment for semiconductors and LCD projectors, and provides construction services of information and network systems.

     The Company's leasing subsidiary is recognized as an additional operating segment.

                                NEC Corporation

22.  SEGMENT INFORMATION (CONTINUED)

(1)  Operating segments (continued)

     a.   Sales


                                                           YEAR ENDED MARCH 31
                                           ----------------------------------------------------
                                               2000                2001               2002
                                           -------------      -------------       -------------
                                                            (Millions of yen)
Sales:
  NEC Solutions:
    External customers                     JPY 2,138,161      JPY 2,103,031       JPY 2,053,510
                                           -------------      -------------       -------------
    Intersegment                                 132,464            125,441             155,583
  Total                                        2,270,625          2,228,472           2,209,093
  NEC Networks:
    External customers                         1,422,302          1,743,054           1,866,654
    Intersegment                                 105,456             91,308              90,515
                                           -------------      -------------       -------------
  Total                                        1,527,758          1,834,362           1,957,169
  NEC Electron Devices:
    External customers                           881,895          1,021,746             694,587
    Intersegment                                 240,895            207,147             148,291
                                           -------------      -------------       -------------
  Total                                        1,122,790          1,228,893             842,878
  Others:
    External customers                           549,089            541,905             423,932
    Intersegment                                 174,822            200,527             210,846
                                           -------------      -------------       -------------
  Total                                          723,911            742,432             634,778
  Eliminations                                  (653,637)          (624,423)           (589,132)
                                           -------------      -------------       -------------
Electronics business total                     4,991,447          5,409,736           5,054,786
Leasing business:
  External customers                                   -                  -              62,339
  Intersegment                                         -                  -               9,420
                                           -------------      -------------       -------------
Total                                                  -                  -              71,759
Eliminations                                           -                  -             (25,523)
                                           -------------      -------------       -------------
Consolidated total                         JPY 4,991,447      JPY 5,409,736       JPY 5,101,022
                                           =============      =============       =============

                                NEC Corporation

22.  SEGMENT INFORMATION (CONTINUED)

(1)  Operating segments (continued)

     b.   Segment profit or loss


                                                                           YEAR ENDED MARCH 31
                                                          -----------------------------------------------
                                                              2000             2001             2002
                                                          ------------     ------------      ------------
                                                                         (Millions of yen)
Segment profit (loss):
  NEC Solutions                                           JPY   84,430     JPY   84,055      JPY   75,390
  NEC Networks                                                  57,110           83,144            53,447
  NEC Electron Devices                                          49,444           68,290          (148,159)
  Others                                                        (2,747)          20,249             2,988
                                                          ------------     ------------      ------------
  Total                                                        188,237          255,738           (16,334)
  Eliminations                                                 (17,640)         (16,852)           (3,357)
  Unallocated corporate expenses                               (60,183)         (53,703)          (39,750)
                                                          ------------     ------------      ------------
Electronics business total                                     110,414          185,183           (59,441)
                                                          ------------     ------------      ------------
Leasing business                                                     -                -             6,306
Eliminations                                                         -                -            (2,387)
                                                          ------------     ------------      ------------
                                                               110,414          185,183           (55,522)
Other income                                                   218,444          181,386           110,390
Other expenses                                                (298,675)        (274,246)         (516,051)
                                                          ------------     ------------      ------------
Consolidated income (loss) before income taxes            JPY   30,183     JPY   92,323      JPY (461,183)
                                                          ============     ============      ============

     c.   Assets


                                                                             MARCH 31
                                                         ---------------------------------------------------
                                                              2000               2001               2002
                                                         -------------      -------------      -------------
                                                                          (Millions of yen)
Total assets:
  NEC Solutions                                          JPY 1,023,039      JPY 1,070,999      JPY 1,031,523
  NEC Networks                                               1,071,050          1,326,517          1,181,781
  NEC Electron Devices                                       1,171,940          1,222,183          1,046,265
  Others                                                       758,059            759,007            779,106
                                                         -------------      -------------      -------------
  Total                                                      4,024,088          4,378,706          4,038,675
  Eliminations                                                (222,528)          (290,862)          (233,477)
  Corporate assets                                             807,404            735,780            658,673
                                                         -------------      -------------      -------------
Electronics business total                                   4,608,964          4,823,624          4,463,871
Leasing business                                                     -                  -            662,143
Eliminations                                                         -                  -           (115,131)
                                                         -------------      -------------      -------------
Consolidated total                                       JPY 4,608,964      JPY 4,823,624      JPY 5,010,883
                                                         =============      =============      =============

     Others includes the investment in the leasing subsidiary accounted for by the equity method.

                                NEC Corporation

22.  SEGMENT INFORMATION (CONTINUED)

(1)  Operating segments (continued)

     d.   Other significant items


                                                                     YEAR ENDED MARCH 31
                                                    -------------------------------------------------
                                                        2000               2001                2002
                                                    -----------        -----------        -----------
                                                                    (Millions of yen)
Depreciation:
  NEC Solutions                                     JPY  31,119        JPY  29,363        JPY  32,719
  NEC Networks                                           32,770             31,859             35,760
  NEC Electron Devices                                  153,559            151,867            135,737
  Others                                                 23,561             17,859             11,390
                                                    -----------        -----------        -----------
  Total                                                 241,009            230,948            215,606
  Corporate                                              19,933             19,190             17,526
                                                    -----------        -----------        -----------
Electronics business total                              260,942            250,138            233,132
Leasing business                                              -                  -              1,606
                                                    -----------        -----------        -----------
Consolidated total                                  JPY 260,942        JPY 250,138        JPY 234,738
                                                    ===========        ===========        ===========

Capital expenditures for segment assets:
  NEC Solutions                                     JPY  31,662        JPY  26,947        JPY  34,576
  NEC Networks                                           32,955             44,882             46,689
  NEC Electron Devices                                  171,857            239,536             96,558
  Others                                                 17,713             20,058              6,726
                                                    -----------        -----------        -----------
  Total                                                 254,187            331,423            184,549
  Corporate                                              27,452             15,068             13,953
                                                    -----------        -----------        -----------
Electronics business total                              281,639            346,491            198,502
Leasing business                                              -                  -              1,565
                                                    -----------        -----------        -----------
Consolidated total                                  JPY 281,639        JPY 346,491        JPY 200,067
                                                    ===========        ===========        ===========

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

                                NEC Corporation

22.  SEGMENT INFORMATION (CONTINUED)

(2)  Geographic information

     Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2000, 2001 and 2002 and long-lived assets at March 31, 2000, 2001 and 2002 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.


                                                                YEAR ENDED MARCH 31
                                             -------------------------------------------------------
                                                  2000                  2001                2002
                                             -------------          -------------      -------------
                                                                  (Millions of yen)
Net sales:
  Japan                                      JPY 3,745,910          JPY 4,308,152      JPY 4,230,278
  North America                                    521,684                379,569            255,218
  Others                                           723,853                722,015            615,526
                                             -------------          -------------      -------------
Total                                        JPY 4,991,447          JPY 5,409,736      JPY 5,101,022
                                             =============          =============      =============
Geographic profit (loss):
  Japan                                      JPY   120,141          JPY   170,094      JPY   (16,854)
  North America                                    (13,705)                (2,904)           (31,588)
  Others                                             4,774                 17,993             (7,080)
  Eliminations                                        (796)                     -                  -
                                             -------------          -------------      -------------
Total                                        JPY   110,414          JPY   185,183      JPY   (55,522)
                                             =============          =============      =============


                                                                      MARCH 31
                                             -------------------------------------------------------
                                                  2000                  2001               2002
                                             -------------          -------------      -------------
                                                                  (Millions of yen)
Long-lived assets:
  Japan                                      JPY 1,213,264          JPY 1,203,522      JPY 1,132,400
  North America                                     65,023                 77,167             35,346
  Others                                           126,628                128,541             82,121
                                             -------------          -------------      -------------
Total                                        JPY 1,404,915          JPY 1,409,230      JPY 1,249,867
                                             =============          =============      =============

     There are no countries with respect to sales and long-lived assets included in other areas which are individually material. Transfers between geographic areas are made at arm's-length prices.

(3)  Major customers

     Sales to one customer accounted for approximately 11.6%, 13.2% and 16.0% of consolidated sales for the years ended March 31, 2000, 2001 and 2002, respectively.

                                                                     SCHEDULE II


                                NEC CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS


                                      BALANCE AT           ADDITIONS
                                     BEGINNING OF       CHARGED TO COSTS                       BALANCE AT END
                                        PERIOD            AND EXPENSES         DEDUCTIONS         OF PERIOD
                                     ------------       ----------------       ----------      --------------
                                                                 (Millions of yen)
Year ended March 31, 2000:
Allowance  for doubtful  notes
 and accounts                         JPY 17,273          JPY 15,568           JPY 6,426(1)      JPY 26,415
                                      ==========          ==========           =========         ==========

Year ended March 31, 2001:
Allowance  for doubtful  notes
 and accounts                         JPY 26,415           JPY 5,857           JPY 5,073(1)      JPY 27,199
                                      ==========          ==========           =========         ==========

Year ended March 31, 2002:
Allowance  for doubtful  notes
 and accounts                         JPY 27,199           JPY 7,968           JPY 2,992(1)      JPY 32,175
                                      ==========          ==========           =========         ==========

Note
----

(1) Principally accounts written off, translation adjustments and reversal of allowance for doubtful notes and accounts.

                                 EXHIBIT INDEX

       EXHIBIT NUMBER                                     DESCRIPTION
       --------------          -----------------------------------------------------------------
              1                Articles of Incorporation, as amended to date (English
                               translation)

              2                Share Handling Regulations, as amended to date (English
                               translation)

              3                Certificate of English Translations for Articles of Incorporation
                               and Share Handling Regulations

              8                Subsidiaries of the Company (see "Item 4.C. Organizational
                               Structure")

          10(a)(1)             Certification of Chief Executive Officer or Equivalent Pursuant
                               to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906
                               of the Sarbanes-Oxley Act of 2002

          10(a)(2)             Certification of Chief Financial Officer or Equivalent Pursuant
                               to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906
                               of the Sarbanes-Oxley Act of 2002