Form 20-F
period 2003-03-31
NEC CORP
filed 2003-09-11
CIK 72127

   As filed with the Securities and Exchange Commission on September 11, 2003
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2003

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

          Title of Each Class          Name of each exchange on which registered
                                                         N/A

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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
Forward-Looking Statements...........................................................................    3
ITEM 1.      Identity of Directors, Senior Management and Advisers...................................    4
ITEM 2.      Offer Statistics and Expected Timetable.................................................    4
ITEM 3.      Key Information.........................................................................    4
ITEM 4.      Information on the Company..............................................................   13
ITEM 5.      Operating and Financial Review and Prospects............................................   24
ITEM 6.      Directors, Senior Management and Employees..............................................   44
ITEM 7.      Major Shareholders and Related Party Transactions.......................................   49
ITEM 8.      Financial Information...................................................................   51
ITEM 9.      The Offer and Listing...................................................................   52
ITEM 10.     Additional Information..................................................................   53
ITEM 11.     Quantitative and Qualitative Disclosures About Market Risk..............................   65
ITEM 12.     Description of Securities Other than Equity Securities..................................   66
ITEM 13.     Defaults, Dividend Arrearages and Delinquencies.........................................   66
ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds............   67
ITEM 15.     Controls and Procedures.................................................................   67
ITEM 16A.    Audit Committee Financial Expert........................................................   67
ITEM 16B.    Code of Ethics..........................................................................   67
ITEM 16C.    Principal Accountant Fees and Services..................................................   67
ITEM 16D.    Exemptions from the Listing Standards for Audit Committees..............................   67
ITEM 17.     Financial Statements....................................................................   67
ITEM 18.     Financial Statements....................................................................   67
ITEM 19.     Exhibits................................................................................   67
CONSOLIDATED FINANCIAL STATEMENTS....................................................................  F-1

         In this Form 20-F, the "Company," "we," "us," and "our" refer to NEC Corporation and, unless the context indicates otherwise, its consolidated subsidiaries. The term "NEC" refers to NEC Corporation excluding its subsidiaries and affiliated companies unless the context otherwise indicates.

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

         - our ability to restructure, or otherwise adjust, our operations to reflect changing market conditions; and

         -        movement of currency exchange rates.

         For a discussion of factors that could cause actual results to differ, please see the discussion under "Item 3.D. Risk Factors" contained in this annual report and in other information contained in our filings with the SEC. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events, or otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION.

    A.       SELECTED FINANCIAL DATA.

         You should read the selected consolidated financial data set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes included elsewhere in this annual report. These data are qualified in their entirety by reference to all such information.

         The selected consolidated financial data as of and for the fiscal years ended March 31, 1999, 2000, 2001, 2002, and 2003 have been derived from our audited consolidated financial statements for those fiscal years.

         Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

                                                                                     YEAR ENDED MARCH 31,
                                                       ---------------------------------------------------------------------------
                                                            1999          2000         2001           2002           2003
                                                       -------------  -------------  -------------    -------------  -------------
                                                                      (Millions of yen, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Sales and other income...............................  JPY 4,815,791  JPY 5,209,891  JPY 5,591,122    JPY 5,211,412  JPY 4,848,632
   Net sales.........................................      4,759,412      4,991,447      5,409,736        5,101,022      4,695,035
   Income (loss) before income taxes.................       (224,726)        30,183         92,323         (461,183)        61,496
   Provision (benefit) for income taxes..............        (72,988)        32,484         56,308         (178,173)        58,714
   Income (loss) before cumulative effect of
     accounting change...............................       (151,261)        10,416         56,603         (309,425)       (24,558)
   Net income (loss).................................       (151,261)        10,416         56,603         (312,020)       (24,558)

PER SHARE DATA:
   Basic(1)
     Income (loss) before cumulative effect of
       accounting change.............................         (94.49)          6.40          34.55          (187.06)        (14.85)
     Net income (loss)...............................         (94.49)          6.40          34.55          (188.63)        (14.85)
   Diluted(1)
     Income (loss) before cumulative effect of
       accounting change.............................         (94.49)          6.40          32.17          (187.06)        (14.85)
     Net income (loss)...............................         (94.49)          6.40          32.17          (188.63)        (14.85)
   Cash dividends....................................           8.50           6.00          11.00             6.00             --

OTHER FINANCIAL DATA:
   Capital expenditures..............................        253,623        281,639        346,491          200,067        178,734
   Depreciation......................................        306,442        260,942        250,138          234,738        195,594
   R&D expenses......................................        346,215        315,163        344,957          333,632        296,241

                                                                                     AS OF MARCH 31,
                                                   ------------------------------------------------------------------------------
                                                        1999             2000            2001          2002           2003
                                                   -------------    -------------    -------------  -------------   -------------
                                                                                  (Millions of yen)
BALANCE SHEET DATA:
Total assets....................................   JPY 5,045,934    JPY 4,608,964    JPY 4,823,624  JPY 5,010,883   JPY 4,103,300
   Long-term liabilities........................       1,931,286        1,611,504        1,642,538      2,005,610       1,737,219
   Shareholders' equity.........................         927,345          976,853          915,036        564,915         358,444

--------------------
(1) For the fiscal year ended March 31, 2003, the weighted average number of our shares of common stock outstanding was 1,653,389,121, and 1,653,389,121 on a diluted basis.

EXCHANGE RATE INFORMATION

         We maintain our accounts in Japanese yen. The tables set forth below, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On August 29, 2003, the noon buying rate was $1.00 equals JPY 116.71 and the inverse noon buying rate was JPY 100 equals $0.86.

                                                                                   YEAR 2003
                                                       -----------------------------------------------------------------------
                                                          MARCH       APRIL      MAY         JUNE        JULY         AUGUST
                                                       ----------  ---------- ----------  ----------  ----------    ----------
Yen exchange rate per U.S.$
High.................................................  JPY 121.42  JPY 120.55 JPY 119.50  JPY 119.87  JPY 120.55    JPY 120.47
Low..................................................      116.47      118.25     115.94      117.46      117.24        116.71

                                                                                   YEAR ENDED MARCH 31,
                                                          -----------------------------------------------------------------
                                                             1999        2000           2001          2002          2003
                                                          ----------   ----------    ----------    ----------    ----------
Yen exchange rate per U.S.$
Average (of month-end rates).........................     JPY 128.10   JPY 110.02    JPY 111.65    JPY 125.54    JPY 121.10

    B.   CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

    C.   REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.

    D.   RISK FACTORS.

         Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this annual report, including our consolidated financial statements and related notes and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

         Our business, operating results, and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risk faced by us described below and elsewhere in this annual report. See "Forward-Looking Statements".

RISKS RELATED TO OUR INDUSTRY

         WE ARE SUBJECT TO INTENSE COMPETITION IN MANY OF THE MARKETS IN WHICH WE OPERATE, AND THIS MAY ADVERSELY AFFECT OUR ABILITY TO MAINTAIN OUR GROSS MARGINS.

         Competition creates an unfavorable pricing environment in many of the markets in which we operate. Competition places significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns. Our competitors may be more profitable or may be able to compete for customers more effectively based on price. In recent years, the period of time between the introduction of a new product by us and the introduction of the same or a comparable product by others has become shorter. This has increased the risk that the products we offer will become subject to intense price competition as others enter the market.

         We have many competitors, ranging from large multinational corporations to an increasing number of relatively small, rapidly growing and highly specialized companies. Unlike many of our competitors, however, we operate in many businesses while competing with companies that specialize in one or more of our product or service lines. As a result, we may not fund or invest in some of our businesses as much as our competitors, and we may not be able to change or take advantage of market opportunities as quickly or as well as they can. In addition, some of our customers may be hesitant to share information with us or to allow us to collaborate in their design process because we may compete with them in other areas.

         OUR OPERATING RESULTS MAY SUFFER IF OUR PRODUCTION PROCESSES ENCOUNTER PROBLEMS OR IF WE ARE NOT ABLE TO MATCH OUR PRODUCTION CAPACITY TO FLUCTUATING LEVELS OF DEMAND.

         The computer, communications, semiconductor, and other markets in which we operate are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment, and must continuously be modified to improve yields and performance. Production difficulties or inefficiencies can reduce yields or interrupt production, and we may not be able to deliver products on time in a cost effective and competitive manner. If production is interrupted, we may not be able to shift production to other facilities quickly, or customers may purchase products from other suppliers. The resulting shortage of manufacturing capacity for some products could adversely affect our ability to compete. The resulting reductions in revenues and damage to customer relationships could be significant.

         Japanese legal and practical restrictions on the termination of employees, union agreements, and other factors limit our ability during industry downturns to reduce our production capacity and costs in order to adjust to reduced levels of demand. In addition, during these periods, customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues. Conversely, during periods of increased demand, we may not have sufficient capacity to meet customer orders, which may strain relationships with affected customers. As a result, we may lose sales as customers turn to competitors who may be able to satisfy their increased demand.

         THE CYCLICAL NATURE OF THE MARKET FOR SEMICONDUCTORS, AND THE PERIODIC OVERCAPACITY THAT RESULTS FROM THIS, MAY SERIOUSLY HARM OUR RESULTS OF OPERATIONS.

         The market for semiconductors, including integrated circuits (ICs) and large scale integrated circuits (LSIs), is highly cyclical and has suffered significant downturns from time to time. Downturns have been characterized by diminished demand, excess inventories, accelerated erosion of prices, and production overcapacity. Although demand for semiconductors has been recovering in recent months, the persistence of weak demand beginning in late 2000 and continuing through 2002 resulted in a sharp decline in sales of semiconductor products. The recent recovery trend may not continue, and the volatile nature of the semiconductor market may lead to future recurrences of such downturns with similar adverse effects on our operating results.

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

         IF WE FAIL TO ATTRACT, HIRE, AND RETAIN SKILLED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR BUSINESS OBJECTIVES.

         Like all technology companies, we must compete for talented employees to develop our products, services, and solutions in a market where the demand for such individuals exceeds the number of qualified candidates. As a result, our human resources organization focuses significant efforts on attracting and retaining individuals in key technology positions. If we experience a substantial loss of, or an inability to attract, talented personnel, we may experience difficulty in meeting our business objectives.

         WEAK ECONOMIC CONDITIONS IN JAPAN AND WORLDWIDE MAY HARM OUR BUSINESS.

         We are very dependent on the Japanese market. In the fiscal year ended March 31, 2003, our sales in Japan accounted for 78% of our total net sales. The outlook for the Japanese economy in terms of public and private sector capital investment, consumer spending, and foreign currency exchange rates is highly uncertain. The length and severity of a continuing weakness in the Japanese economy could have a significant impact on our financial results. Uncertainties in the Japanese economy make it difficult to forecast future levels of economic growth. Because all components of our budgeting and forecasting depend upon estimates of growth in the markets that we serve, the prevailing economic uncertainty makes it more difficult than usual to estimate our future income and required expenditures. If we are mistaken in our budgeting and forecasting, it will be more difficult for us to respond appropriately to a changing economic environment.

         We depend also on markets outside Japan. In the fiscal year ended March 31, 2003, 22% of our total net sales were generated outside Japan. Our business is therefore subject to risks involved in international markets, including negative economic developments in foreign economies. Our results of operations also could be hurt if demand for the products or services made or offered by our customers decreases due to adverse economic conditions in any of the regions where they sell or offer their own products or services.

         WE FACE REGULATORY CHANGE AND UNCERTAINTY, AS WELL AS POTENTIAL LEGAL LIABILITY, IN MANY COUNTRIES IN WHICH WE OPERATE.

         In many of the countries in which we operate, our business is subject to various risks associated with unexpected regulatory changes, uncertainty in the application of laws and governmental policies, and uncertainty relating to legal liabilities. Substantial changes in the regulatory or legal environments in which we operate could hurt our business, operating results, and financial condition.

         Changes in Japanese and international telecommunications regulations and tariffs, including those related to the Internet-related businesses and technologies, could affect the sales of our products or services and this could adversely affect our business, operating results, and financial condition.

         Our operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground water contamination. We face risks of environmental liability in our current and historical manufacturing activities. Costs associated with future additional environmental compliance or remediation obligations could adversely affect our business, operating results, and financial condition.

         WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT DIRECT OR INDIRECT COSTS TO US.

         There is a risk that defects may occur in our products and services. Many of our products and services are used in "mission critical" situations where the adverse consequences of failure would be severe, exposing us in some cases to even greater risk. The occurrence of these defects could make us liable for damages caused by these defects, including consequential damages. Negative publicity concerning these problems could also make it more difficult to convince customers to buy our products and services. Both could hurt our business, operating results, and financial condition.

         OUR OPERATING AND FINANCING ACTIVITIES EXPOSE US TO FOREIGN CURRENCY EXCHANGE AND INTEREST RATE RISKS, WHICH MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

         We are exposed to risks of foreign currency exchange rate fluctuations. Our consolidated financial statements, which are presented in Japanese yen, are affected by fluctuations in foreign exchange rates. These changes can affect the yen value of our equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies. Despite measures undertaken by us to reduce, or hedge against, foreign currency exchange risks, foreign exchange rate fluctuations may hurt our business, operating results, and financial condition.

         We are also exposed to risks of interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, in particular long-term debts. Despite measures undertaken by us to hedge a portion of our exposure against interest rate fluctuations, such fluctuations may increase our operational costs, reduce the value of our financial assets, or increase the value of our liabilities.

RISKS RELATED TO OUR BUSINESS

         WE MAY NOT SUCCEED IN IMPLEMENTING OUR STRATEGIES.

         We are continuing to implement our business strategies and make significant changes in our group organization, including:

         -        restructuring unprofitable operations;

         -        forming strategic alliances; and

         - spinning off businesses that we believe will perform better on a stand-alone basis.

         We may not be successful in achieving all of these goals or realizing the benefits that we expect from them. For example, although we believe that Internet-related business has great potential for growth, it may not grow as much as we expect. Similarly, a lack of interested buyers or continued weakness in the equity capital markets, may undermine our efforts to sell or take public those of our operations that we have identified for possible disposition. In addition, severe competition from existing and new competitors or costs related to implementing our strategies may limit the benefits we are able to realize from our strategies.

         IF WE FAIL TO KEEP PACE WITH TECHNOLOGICAL ADVANCES IN OUR INDUSTRY, OR IF WE PURSUE TECHNOLOGIES THAT DO NOT BECOME COMMERCIALLY ACCEPTED, CUSTOMERS MAY NOT BUY OUR PRODUCTS AND SERVICES AND OUR REVENUE AND PROFITABILITY MAY DECLINE.

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

         -        avoid delays in developing or shipping new products;

         -        address increasingly sophisticated customer requirements; and

         -        have our products integrated into our customers' products.

         We may not be successful in identifying and marketing product and service enhancements or offering and supporting new products and services in response to rapid technological changes and changes in customer preferences. If we fail to keep up with these technological changes and changes in customer preferences, our business, operating results, and financial condition will be significantly harmed.

         The process of developing new products entails many risks. The development process can be lengthy and costly, and requires us to commit a significant amount of resources well in advance of sales. Technology and standards may change while we are in development, rendering our products obsolete or uncompetitive before their introduction. Our products, some of which contain both hardware and software, may contain undetected errors that may be discovered after their introduction and shipment.

         OUR REVENUES AND PROFITABILITY CAN FLUCTUATE FROM PERIOD TO PERIOD AND ARE OFTEN DIFFICULT TO PREDICT FOR PARTICULAR PERIODS DUE TO FACTORS BEYOND OUR CONTROL.

         Our results of operations for any quarter or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been and are expected to continue to be subject to quarterly and yearly fluctuations as a result of a number of factors, including:

         - the introduction and market acceptance of new technologies, products, and services;

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

         There are other trends and factors beyond our control which may affect our operations and make it difficult to predict operating results for a particular period. These include:

         - adverse changes in the conditions in the markets for semiconductors, PCs, mobile handsets, and other products and systems integration (SI) and other services that we offer;

         - governmental decisions regarding the development and deployment of communications infrastructure, including the size and timing of governmental expenditures in these areas;

         -        the size and timing of capital expenditures by our customers;

         -        inventory practices of our customers;

         -        conditions in the broader markets for information technology
                  (IT) and communications, and the Japanese or global economy generally;

         - changes in governmental regulation or intervention affecting communications, data networking, or the Internet;

         - adverse changes in the public and private equity and debt markets and the ability of our customers and suppliers to obtain financing or to fund capital expenditures; and

         - adverse changes in the credit quality of our customers and suppliers.

         These trends and factors could have a material adverse effect on our business, operating results, and financial condition.

         WE MAY NOT SUCCEED IN EXECUTING OUR GROWTH STRATEGIES OUTSIDE OF JAPAN.

         Our strategies include expanding our business in markets outside of Japan. In many of these markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers and protective regulations. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. Our overseas projects and investments could be adversely affected by:

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

         IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS AND PROSPECTS MAY BE HARMED.

         We depend on our proprietary technology and our ability to obtain patents, licenses, and other intellectual property rights covering our products, services, business models, and design and manufacturing processes. The process of seeking patent protection can be long and expensive. Although we have approximately 57,400 patents, any of our patents could be challenged, invalidated, or circumvented. The fact that we hold many patents or other intellectual property rights does not ensure that the rights granted under them will provide competitive advantages to us. For example, the protection afforded by our intellectual property rights such as patents, patent applications, and copyrights may be undercut by rapid changes in technologies in the industries in which we operate. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright, and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. Litigation, which could consume financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement brought against us by others.

         WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS.

         Many of our products are designed to include software or other intellectual property licenses from third parties. Competitors' protected technology may be unavailable to us or be made available to us only on unfavorable terms and conditions. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe that, based upon past experience and standard industry practice, these licenses generally can be obtained on commercially reasonable terms. There can be no assurances, however, that we will be able to obtain, on commercially reasonable terms or at all, from third parties the licenses that we will need. Due to the existence of a large number of patents in our field and the rapid rate of issuance of new patents, it is not practical to determine in advance whether a product or any of its components infringe the patent rights of others.

         From time to time, we are sued or receive notices of claims regarding patent and other intellectual property. Whether or not these claims have merit, they may require significant resources to defend against. If an infringement claim is successful and we are unable to obtain the license for the infringed technology or substitute similar non-infringing technology, our business could be adversely affected.

         WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LEGAL PROCEEDINGS THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND HARM OUR BUSINESS.

         We may from time to time become involved in various lawsuits and legal proceedings. For example, Elpida Memory (USA), Inc. and NEC Electronics America, Inc. are currently subject to an investigation by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory, or DRAM, industry. These legal proceedings are subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations or financial condition.

         Any legal proceedings to which we are subject could require significant involvement of our senior management and may divert management attention from our business and operations. For more information about current legal proceedings, see "Item 8.A. Financial Information -- Consolidated Statements and Other Financial Information -- Legal Proceedings."

         IF OUR FACILITIES WERE TO EXPERIENCE CATASTROPHIC LOSS DUE TO AN EARTHQUAKE, OUR OPERATIONS WOULD BE SERIOUSLY HARMED.

         Several of our facilities in Japan could be subject to catastrophic loss caused by earthquake damage. We have significant facilities in areas with above-average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments, and revenue, and result in large expenses to repair or replace the facility.

         THE FAILURE OF OUR SUPPLIERS TO DELIVER RAW MATERIALS, COMPONENTS, EQUIPMENT, AND OTHER SUPPLIES AS EXPECTED COULD HURT OUR BUSINESS.

         Our manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. In some cases, we purchase on a just-in-time basis. Because the products that we purchase are often complex, it may be difficult for us to substitute one supplier for another or one product for another. Some products are only available from a limited number of suppliers or a single supplier. Although we believe that supplies of the raw materials, components, equipment, and other supplies we use are currently adequate, shortages in critical materials could occur due to an interruption in supply or an increase in industry demand. Our results of operations would be hurt if we could not obtain adequate delivery of these supplies in a timely manner or if we had to pay significantly more for them.

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

         WE RELY ON OUR STRATEGIC PARTNERS, AND OUR BUSINESS COULD SUFFER IF OUR STRATEGIC PARTNERS HAVE PROBLEMS OR OUR RELATIONSHIPS WITH THEM CHANGE.

         We have entered into a number of long-term strategic alliances with leading industry participants, both to develop new technologies and products and to manufacture existing and new products. If our strategic partners encounter financial or other business difficulties, if their strategic objectives change, or if they perceive us to no longer be an attractive alliance partner, they may no longer desire or be able to participate in our alliances. Our business could be hurt if we were unable to continue one or more of our alliances.

         POTENTIAL ACQUISITIONS AND INVESTMENTS MAY REQUIRE US TO INTEGRATE NEW OPERATIONS.

         From time to time we consider opportunities to expand our business through acquisitions and investments. Any acquisition that we pursue exposes us to the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to achieve the benefits that we expect from a particular acquisition. For example, we may fail to retain the customers of the business that we acquire or to retain its key employees. Acquisitions may also strain our managerial and operational resources, as our managers and employees may be diverted by the challenge of managing new operations from monitoring and improving our operations in our existing businesses. Our business, operating results, and financial condition may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we may acquire.

         WE CONDUCT A SUBSTANTIAL AMOUNT OF BUSINESS WITH THE NTT GROUP OF COMPANIES, INCLUDING NTT DOCOMO, INC., AND OUR BUSINESS COULD SUFFER IF THEY ENCOUNTER BUSINESS PROBLEMS OR DECIDE TO REDUCE THEIR BUSINESS WITH US.

         We derived approximately 14% of our net sales in the fiscal year ended March 31, 2003 from Nippon Telegraph and Telephone Corporation, or NTT, including its subsidiaries and affiliates. NTT is the largest provider of wireline and wireless voice, data, Internet, and related telecommunications services in Japan. NTT DoCoMo, Inc., one of its subsidiaries, is the leading mobile communications service provider in Japan. If either of these companies were to reduce their level of capital expenditures or current procurement as a result of significant business or financial problems, our business, operating results, and financial condition may be adversely affected. In addition, although NTT does not engage in any material manufacturing at present, our business may be adversely affected if NTT were to begin to manufacture products that we supply or acquire one of our competitors.

         WE ARE EXPOSED TO THE RISK THAT OUR CUSTOMERS, INCLUDING THOSE TO WHOM WE HAVE PROVIDED VENDOR FINANCING, MAY ENCOUNTER FINANCIAL DIFFICULTIES.

         We sometimes provide vendor financing to our customers, or provide guarantees to banks or trading companies that have provided such financing. In addition, many of our customers purchase products and services from us on payment terms that provide for deferred payment. If our customers to whom we have extended or guaranteed vendor financing or from whom we have substantial accounts receivable encounter financial difficulties and are unable to make payments on time, our business, operating results, and financial condition could be adversely affected.

         OUR PENSION AND SEVERANCE PLANS ARE CURRENTLY UNDERFUNDED DUE TO THE DECLINE IN THE VALUE OF SECURITIES CONSTITUTING PLAN ASSETS, AND SATISFYING OUR OBLIGATIONS UNDER THESE PLANS MAY COST MORE THAN WE EXPECT.

         At March 31, 2003, we had total outstanding benefit obligations, calculated in accordance with U.S. GAAP, of JPY 1,566.5 billion. Although we fund our pension plans in conformity with the regulatory requirements, the fair value of plan assets was JPY 716.0 billion as of March 31, 2003. Consequently, as of that date, our unfunded pension plan obligations amounted to JPY 850.5 billion.

         Primarily because of the decline in Japanese stock prices, the value of our plan assets declined by JPY 97.2 billion during the fiscal year ended March 31, 2003, more than offsetting our aggregate contributions to plan assets during the course of the fiscal year. Further declines in the Japanese stock market would reduce the value of our plan assets and increase the level of our plan underfunding.

         In accordance with U.S. GAAP, unrecognized prior service cost and actuarial loss have been amortized using the straight-line method over the average remaining service period of employees expected to receive benefits under such plans. The amount of actuarial loss may change depending on any future change in the discount rate or other factors such as the return on plan assets. In light of recent interest rate conditions, we lowered the discount rate that we use to measure benefit obligations from 3.5% to 3.0% as of March 31, 2003. As a result, our benefit obligations increased by approximately JPY 127.2 billion. Furthermore, our shareholders' equity declined by approximately JPY 132.2 billion, net of tax, due mainly to this reduction in the discount rate as well as losses on plan assets. The reduction in the discount rate did not impact our statement of operations for the fiscal year ended March 31, 2003, but will impact our future statement of operations from the fiscal year ending March 31, 2004, and actuarial loss will be amortized using the straight-line method over the average remaining service period of employees expected to receive benefits under such plans. If we were to determine that the discount rate used to measure benefit obligations should be lowered further, the current amount of our outstanding pension benefit obligations would increase further.

         In connection with the return to the Japanese government of responsibility for pension obligations under the governmental welfare component of our pension plan, we will transfer some of our pension assets to the Japanese government. Changes in the assumptions and formulas used to compute the amount of pension assets and obligations to be transferred may result in a negative impact on our financial position and statement of operations.

ITEM 4.  INFORMATION ON THE COMPANY.

    A.   HISTORY AND DEVELOPMENT OF THE COMPANY

         NEC's legal and commercial name is Nippon Denki Kabushiki Kaisha in Japanese, or NEC Corporation in English. NEC was incorporated on July 17, 1899 as a joint stock corporation (kabushiki kaisha) in Japan under the Commercial Code of Japan.

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

         In 1925, Western Electric's interests in its foreign affiliates, including NEC, were sold to International Telephone & Telegraph Corporation
(ITT). In 1932, the Sumitomo family holding company acquired a substantial equity interest in NEC, which was sold to the public in 1948, following the passage of Japanese anti-monopoly laws. ITT's shareholding in NEC was successively reduced from 1958 and was completely disposed of during 1978.

         We expanded our business lines to include the production of transmission equipment in 1929, radio broadcast equipment in 1930, and radio communications equipment in 1932. In 1958, we started mass production of transistors and, in the same year, we produced the NEAC 2201, the first fully-transistorized commercial computer in the world.

         We commenced research and development (R&D) activities relating to ICs in 1960. During the 1960s we also entered the field of satellite communications and established our first post-war overseas manufacturing subsidiary.

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

         In the 1980s, we pursued a policy of globalization to conduct our diversified manufacturing and sales operations closer to our customers. We added a total of 50 subsidiaries and affiliated companies, 12 for manufacturing and 38 for marketing and other services during the 1980s in overseas markets.

         During the 1990s, we expanded our global operations and increased efficiency, in order to enhance our global competitiveness and to respond to rapid changes in market demand. We expanded and upgraded some of our manufacturing facilities, promoted strategic alliances with major companies and augmented our R&D activities in the United States and Europe.

         In April 2000, we adopted an in-house company system under which we divided our businesses into three in-house companies, NEC Solutions, NEC Networks, and NEC Electron Devices which were responsible for providing IT, network, and electron devices solutions, respectively, in accordance with the distinctive characteristics of each of those activities.

         In April 2003, we reorganized our management structure from the in-house company system to business line system and changed the names of the business segments from NEC Solutions, NEC Networks, and NEC Electron Devices to the IT Solutions business, the Network Solutions business, and the Electron Devices business, respectively.

         CAPITAL EXPENDITURES AND DIVESTITURES

         The following table sets forth a breakdown of our annual capital expenditures (on an accrual basis) during the three years ended March 31, 2003:

                                                                         YEAR ENDED MARCH 31,
                                                             --------------------------------------------
                                                                 2001            2002            2003
                                                             -----------     -----------      -----------
                                                                           (Millions of yen)
IT Solutions business................................        JPY  26,947     JPY  34,576      JPY  26,754
Network Solutions business...........................             44,882          46,689           13,735
Electron Devices business............................            239,536          96,558          111,447
Others...............................................             20,058           6,726           15,691
                                                             -----------     -----------      -----------
     Total...........................................            331,423         184,549          167,627
Corporate............................................             15,068          13,953           10,807
                                                             -----------     -----------      -----------
Electronics business total...........................            346,491         198,502          178,434
Leasing business.....................................                  -           1,565              300
                                                             -----------     -----------      -----------
Consolidated total...................................        JPY 346,491     JPY 200,067      JPY 178,734
                                                             ===========     ===========      ===========

         During the three years ended March 31, 2003, our capital expenditures were principally devoted to expanding and upgrading our manufacturing facilities for semiconductors.

         Capital expenditures during the fiscal year ended March 31, 2003 declined by 11%, compared with the fiscal year ended March 31, 2002, to JPY 178.7 billion. Major capital expenditures in the fiscal year ended March
31, 2003 included investment in manufacturing facilities in Japan for system LSI products. During the fiscal year ended March 31, 2003, IT Solutions business invested in equipment to expand its BIGLOBE service and in R&D and equipment for the manufacture of computers such as servers and storage systems. Network Solutions business invested in equipment used to manufacture communications products and in R&D for third generation (3G) mobile communications systems, cellular phones and optical network systems.

         In the beginning of our current fiscal year, we established a capital expenditure budget for investments in the Electron Devices business, the IT Solutions business, and the Network Solutions business. We continuously monitor our capital expenditures and evaluate whether adjustments to our budget are necessary in light of market conditions and other economic factors. We expect our capital expenditures to be approximately JPY 170 billion during the fiscal year ending March 31, 2004.

         On November 1, 2002, we incorporated NEC Electronics Corporation as a joint stock company in Japan under the Commercial Code of Japan following the approval of a corporate separation (kaisha bunkatsu) plan by our shareholders. Pursuant to our corporate separation plan, we transferred substantially all of our semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, to NEC Electronics in exchange for 100,000,000 shares of its common stock, representing all of its issued and outstanding shares on that date. On July 24, 2003, NEC Electronics sold newly issued shares of its common stock in a global offering. As part of the offering, NEC sold a certain portion of its holding in NEC Electronics. Through this offering NEC and NEC Electronics raised nearly JPY 148 billion. After giving effect to the offering, we retained beneficially ownership of approximately 70% of NEC Electronics' issued and outstanding shares.

    B.   BUSINESS OVERVIEW

         We are a leading provider of systems, components, services, and integrated solutions for computing and communications applications. Our understanding of our customers' needs, together with our industry expertise, technical capabilities, and broad product portfolio, enable us to offer computing, communications, and devices solutions that address their core operational requirements. By focusing on high-growth market opportunities and building on our expertise in broadband and mobile technologies, we seek to further strengthen our leadership position as an innovative provider of computing and communications solutions.

         Our business is divided into the three segments: the IT Solutions business, the Network Solutions business, and the Electron Devices business.

         - Through our IT Solutions business, we deliver highly reliable Internet-related services and other computing solutions to enterprises, governmental entities, and individual customers by providing software, hardware, and the services necessary to design, integrate, and operate these elements. The products and services of this business line include: SI services, software, Internet-related services, and maintenance and customer support services, as well as PCs, mainframe computers, servers, workstations, supercomputers, and storage systems. In the fiscal year ended March 31, 2003, the IT Solutions business contributed JPY 2,082.6 billion in sales and realized a segment profit of JPY 105.8 billion.

         - Through our Network Solutions business, we design and provide mobile and wireless network infrastructure, mobile handsets, and wireline network infrastructure which enable our customers, primarily network service providers, to build and operate their networks with a high degree of service, quality, and reliability, in a cost-effective manner. Working closely with our customers, we design and deploy network systems and products including optical network systems, switching systems, Internet Protocol (IP) network systems, mobile and wireless network systems, and mobile terminals. In the fiscal year ended March 31, 2003, the Network Solutions business contributed JPY 1,576.3 billion in sales and realized a segment profit of JPY 34.3 billion.

         - Our Electron Devices business is a leading provider of semiconductors, displays, and other electronic components used in computers, communications products, digital consumer electronic products, and automobiles. Our semiconductor services include system-level semiconductor solutions and general-purpose DRAMs. In the fiscal year ended March 31, 2003, the Electron Devices business contributed JPY 936.7 billion in sales and incurred a segment loss of JPY 2.3 billion.

         In the fiscal year ended March 31, 2003, we had net sales of JPY 4,695.0 billion, of which we generated approximately 78% in Japan and the balance overseas by geographical market. As of March 31, 2003, we employed approximately 145,800 people worldwide and had manufacturing, sales, and R&D consolidated subsidiaries in Japan and overseas.

         IT SOLUTIONS BUSINESS

         The IT Solutions business delivers to enterprises, governmental entities, and individual customers highly reliable computing solutions including SI services, software, and Internet-related services as well as the development, design, manufacture, and sale of a wide range of IT solutions typified primarily by computers and computer-related systems. The IT Solutions business is focusing on developing its software and SI services business into a solid earnings platform, leveraging its strengths in open mission critical systems (backbone systems using open systems such as UNIX servers).

         SI Services. Through our SI services group, which has approximately 15,000 highly qualified systems engineers, we provide our customers with end-to-end systems design, development, deployment, and systems operation solutions. We deliver SI services directly and through NEC Soft, Ltd. and other subsidiaries. NTT DoCoMo's next i-mode gateway system, "CIRCUS," which is one of the world's largest mission critical systems in open architecture technology, is a prime example of the numerous large-scale projects undertaken by our SI service businesses. Jointly developed by NEC and NTT DATA Corporation, CIRCUS provides e-mail services (25,000 mail/receive transactions per second) and Web access services (50,000 Web accesses per second) from mobile devices for more than 38 million i-mode subscribers. Our SI services consist of the following:

         - Systems design, development, and deployment services: We design, develop, and deploy complex software applications and hardware configurations that meet the specific requirements of our customers.

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

         Software. We develop and provide software products primarily for use in our computers. Software products include operating systems, middleware for managing large-scale distributed data processing systems, and application software. We continue to develop the capabilities of our middleware, which enables more rapid, cost-effective integration of different systems, protocols, and technologies. We use a combination of custom-designed and third party software to take advantage of the various products and technologies on the market.

         Internet-related Services. We offer a broad range of Internet-related services through the infrastructure of our BIGLOBE service, which is a leading Internet service provider, or ISP, in Japan. BIGLOBE has over 200 access points or points of presence throughout Japan. Through BIGLOBE, we also offer value-added services such as application services, housing, and hosting.

         Maintenance and Customer Support Services. We offer maintenance and support services to our customers mainly through our subsidiary, NEC Fielding, Ltd., one of Japan's largest technical support companies, with over 440 service centers.

         Personal Computers and Peripheral Products. We develop, manufacture, and market PCs and PC peripheral products. We produce a wide range of PCs, including desk-top PCs and notebook PCs, which target both corporate and individual customers. We offer PCs with wireless connectivity, multimedia functions, and advanced security functions. We are a leading supplier of PCs in Japan.

         Mainframes, Servers and Workstations, Supercomputers, and Storage Systems. The IT Solutions business develops and manufactures mainframe computers, UNIX servers and workstations, PC servers and workstations, supercomputers, storage systems, and other products for private companies and government agencies mainly in Japan. We are a leading supplier of PC servers, PC workstations, and mainframe computers in Japan.

         - Mainframe computers: Our Parallel ACOS series of mainframe computers employs parallel processing technology for use in mission critical systems. We focus on high performance products that can also integrate easily with open servers.

         - Servers and workstations: Our high-performance, high-scalability UNIX servers are used as core servers in a wide variety of applications, from network management to operating critical business systems. We develop and provide the Express 5800 series of PC servers and workstations which run a Microsoft Windows operating system and give customers access to a broad range of applications.

         - Supercomputers: Our SX-series of vector-processing supercomputers meet intensive, high-speed processing requirements for specialized applications that require significant calculating power, such as weather forecasting, structural analysis, and fluid dynamics. The SX-series is used by research institutes, universities, and companies in Japan and overseas.

         - Storage systems: We manufacture various types of storage systems, including disk array and tape storage, among others. Our iStorage series of storage systems is designed to meet the expanding demand for increased capacity, reliability, performance, and endurance.

In addition, our other products include terminals such as key telephone systems and point-of-sale terminals.

         NETWORK SOLUTIONS BUSINESS

         The Network Solutions business includes network integration services as well as the development, design, manufacture, and sale of mobile and wireless network infrastructure, mobile handsets, and wireline network infrastructure. The Network Solutions business is developing a global leadership position in the networking equipment market by leveraging its solutions capabilities and applying its experience as a total system supplier.

         Mobile and Wireless Communications Network Systems. We develop and manufacture network systems and equipment for mobile communications, including base stations, mobile switching systems, and network management systems. We are the leading producer of mobile communications systems in Japan. We are the leading supplier of wide code division multiple assess (W-CDMA) systems for 3G mobile communications services in Japan. NTT DoCoMo chose us as one of the suppliers for its W-CDMA systems.

         Overseas, we entered into an alliance with Siemens AG to develop, manufacture, and market W-CDMA systems. NEC and Siemens are one of the leading suppliers of such systems in the European 3G mobile network infrastructure market. We also manufacture wireless communications systems, including terrestrial and satellite microwave communications systems and wireless access systems, such as fixed wireless access, and have sold these systems in more than 120 countries.

         Mobile Handsets. We develop and manufacture mobile handsets, such as mobile phones and personal handy phone system handsets. We are one of the leading mobile handset suppliers in Japan. Popular newer models of our mobile phones feature built-in cameras for NTT DoCoMo and J-PHONE Co., Ltd. Outside Japan, in the fiscal year ended March 31, 2003, we received orders for more than 2 million units of 3G mobile handsets from the Hutchison Whampoa Group that is expanding 3G mobile communications services primarily in Europe, and began supplying China Mobile Communications Corporation with mobile handsets with built-in cameras. In addition, we established a joint venture in China to develop 3G handsets with Panasonic Mobile Communications Co., Ltd. and a leading Chinese telecommunications equipment manufacturer.

         Switching Systems and Internet Protocol Network Systems. We develop and manufacture switching systems, IP network systems, and various related telecommunications equipment. These systems include the following:

         -        IP switching routers and network infrastructure servers;

         -        public switching systems;

         -        enterprise networking systems; and

         -        asynchronous transfer mode (ATM) switching systems.

                  IP Switching Routers and Network Infrastructure Servers. We design and manufacture IP switching routers and network infrastructure servers enabling the development of IP network with high-reliability. IP is the main protocol used on the Internet. It is a form of packet technology that routes information over networks based on a system of unique addresses. IP networks are playing an increasingly central role in communications systems. We play a leading role in the development and standardization of the next-generation protocol, known as Internet Protocol Version 6 (IPv6). IPv6 corrects certain deficiencies inherent in the current protocol and makes certain improvements such as routing and network auto-configuration. Our IPv6 routers have already been adopted by advanced network service providers and enterprise users. We aim to build increasingly reliable networks by combining IP switching routers with network infrastructure servers offering a wide variety of services tailored to the objectives of our customers.

                  Public Switching Systems. We provide reliable, high-speed public switching systems for Japanese and overseas telecommunications operators. Our switching systems are fully scalable and configurable, and they feature wire-speed packet transfer, which eliminates bottlenecks even during periods of high traffic, and multi-service converged environments.

                  Enterprise Networking Systems. Enterprise networking systems are private voice and data integrated network systems, including Voice over Internet Protocol (VoIP), a technology used to transmit voice conversations over a data network using the IP. We provide industry -specific PBX and IP-PBX systems for customers such as hotels and hospitals.

                  Asynchronous Transfer Mode or ATM switching systems. ATM technology is an information transfer standard that can be used by many different communications systems to deliver traffic at varying rates, permitting a mix of voice, data, and video. We provide a range of ATM products including a highly advanced ATM network management system. Our system provides connection control management, traffic and performance control management, security control management, and fault/configuration control management.

         Optical and Other Network Systems. We develop and manufacture a wide range of optical network systems. We are the major provider of these systems in Japan. Optical network systems use light to transmit and process large volumes of information, including voice, video, and data through fiber-optic cables. These networks vary in size, purpose, and geographic scope. Our optical and other network system products include the following:

         -        optical access systems;

         -        terrestrial and submarine wavelength division multiplexing
                  (WDM) systems;

         - synchronous digital hierarchy (SDH) and synchronous optical network (SONET) systems; and

         -        other network systems.

                  Optical Access Systems. We provide optical access systems, which have superior data transmission capabilities compared to traditional copper lines and are essential to fiber-to-the-home (FTTH) technology.

                  Wavelength Division Multiplexing (WDM) Systems. We hold a leading position in WDM-based optical network systems for both terrestrial and submarine applications. WDM transmits through a single fiber beams of light of slightly different wavelengths, with each wavelength carrying its own stream of information. This increases the amount of traffic that can travel over the existing optical fiber cable infrastructure, allowing existing infrastructure to be used more efficiently.

                  Synchronous Digital Hierarchy (SDH) and Synchronous Optical Network (SONET) Systems. SDH and SONET systems refer to standards for the transmission of digital signals over optical fiber. These standards helped revolutionize the performance and cost of telecommunications networks based on optical fiber. We develop and manufacture SDH and SONET products both for terrestrial and submarine use.

                  Other Network Systems. We develop and manufacture x digital subscriber line (xDSL) systems and other wired access systems, cable television (CATV) systems and modems, and teleconferencing systems. xDSL is a technology that allows more data to be sent over the existing copper telephone lines. The system uses a modem technology that converts the existing twisted-pair telephone lines into access paths for various high-speed communications. The hybrid fiber and coaxial CATV system, which transmits video and other signals through a combination of optic fibers and coaxial cables, is one of the technologies that can support a variety of multimedia products. The system allows long-distance, multi-channel transmission and reception of video signals.

         Broadcast and other systems. We produce broadcast equipment, including analog and digital, terrestrial and satellite broadcast equipment, air traffic control equipment and space electronic equipment, including satellites and satellite transponders. Our industrial electronic systems include laser systems and postal automation systems.

         ELECTRON DEVICES BUSINESS

         The Electron Devices business is a leading provider of semiconductors, displays, and other electronic components used in computers, communications products, digital consumer electronic products, and automobiles. We transferred our semiconductor business, excluding our general-purpose DRAM business, to NEC Electronics, which was established on November 1, 2002, in order to strengthen our international competitiveness in this field.

         Semiconductors. A significant portion of our semiconductor sales are composed of the following:

         -        System LSI products;

         - General-purpose semiconductors such as display driver ICs, transistors and compound semiconductors;

         -        DRAMs; and

         -        Other memories.

                  System LSI Products. We design, develop, and manufacture system LSIs, the core component of the solutions business of our Electron Device business. System LSIs include application-specific integrated circuits (ASICs), application-specific standard products (ASSPs), microprocessors, and microcontrollers. We supply system LSIs for use in a variety of products including computers, communications products, digital consumer electronic products, and automotive electronics equipment.

                  General Purpose Semiconductors. We design, develop, and manufacture general-purpose discrete semiconductor devices, power management ICs in a wide variety of applications, and display control devices used in mobile phones, PCs, monitors, and other systems.

                  DRAMs. We transferred our DRAM business to Elpida Memory, Inc., a joint venture formed in 1999, with Hitachi, Ltd., in order to accelerate the development of new products, and reduce our exposure to increased market volatility. Elpida Memory is our affiliated company accounted for by the equity method. Our subsidiary manufactures and supplies through NEC or directly to Elpida Memory high-speed and high-capacity DRAMs for computers, communications equipment, digital consumer electronic products, and others.

                  Other Memories. We design, develop, and produce memory products such as static random access memory (SRAM) products, flash memory, and mask read-only memory (ROM) products. Our SRAMs and flash memories have the advantage of low power consumption and multi-packaging abilities. The major applications for these products are portable equipment such as mobile phones, broadband-related products, and digital consumer electronic products.

         Displays. Our display panels feature thin film transistor (TFT) color liquid crystal display (LCDs) and color plasma display panels (PDPs).

         TFT Color LCDs. We develop and produce a range of TFT color LCDs used mainly for PC monitors, industrial and medical equipment displays, and displays for mobile phones. We separated our color LCD business and transferred it to a subsidiary in April 2003.

         Plasma Displays. We are engaged in the development and manufacturing of plasma display modules and monitors. We expect demand for plasma displays to grow rapidly, mainly for use in televisions and public displays. NEC transferred the plasma display business to NEC Plasma Display Corporation, which was established as a wholly-owned subsidiary through a corporate separation in October 2002.

         Electronic Components. We design, manufacture, and produce electronic components such as batteries, capacitors, and relays. Our rechargeable lithium-ion batteries are mainly used in mobile phones. Our tantalum capacitors, which are notable in terms of their small size and high capacity, are used in a wide variety of applications, including mobile phones, PCs, and game consoles. In April 2002, we integrated our capacitor, relay, and rechargeable battery operations with Tokin Corporation, which we renamed NEC TOKIN Corporation. In October 2002, we transferred our printed wiring board business to a joint venture which NEC formed with Toppan Printing Co., Ltd.

         SEASONALITY

         Our sales are generally seasonal in nature. They are higher in the second and fourth quarters than in the first and third quarters of our fiscal year, which ends March 31. This is partly a result of the seasonal purchases of governmental entities in Japan.

         SUPPLIES

         For its SI services, the IT Solutions business utilizes and offers various software and hardware products developed or manufactured internally as well as procured from third party vendors. Our subsidiaries in Japan provide software development and systems engineering services to us on a subcontracting basis. We outsource part of our software development to software companies in Japan, and are increasingly outsourcing to overseas subsidiaries and software companies to supplement our resources in Japan. Hardware products of the IT Solutions business are mainly manufactured by our subsidiaries in Japan. Some models of computers and some sub-assemblies are manufactured by our subsidiaries outside Japan and by contract manufacturers both in and outside Japan. We procure some computers from vendors on an original equipment manufacture basis to supplement our product line.

         The Network Solutions business manufactures the majority of our communications systems and equipment through our Japanese subsidiaries. Certain models for the overseas markets are manufactured by our overseas subsidiaries. We also use contract manufacturers in and outside of Japan to supplement our production capacity and enhance our profitability.

         Most of the Electron Devices business' products are manufactured by our subsidiaries or joint venture manufacturing companies established with our partners in and outside of Japan. Some of our electron devices are procured from silicon foundries and third party vendors.

         The principal raw materials and components we use are ICs including memories and logic ICs, LCD panels, printed wiring boards, silicon, connectors, and capacitors. Certain raw materials and components such as silicon and memories used in the manufacture of our products are purchased with a view to maximizing the benefits of bulk purchasing and efficient stock control. Electronic data interchange is widely used to negotiate and purchase raw materials and components to make the procurement process more efficient. We use an Internet-based purchasing system to lower costs and improve the efficiency of our procurement operations. This system permits internal sharing of information concerning, among other things, suppliers, prices, and the quality of raw materials and components. It also permits more frequent and speedy communications with suppliers. In addition, we purchase certain raw materials and components to reduce product costs from overseas suppliers through our international purchasing offices in the United States, the United Kingdom, and several countries in Asia as well as in Japan.

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

         The following table shows our net sales by market and net sales by market as a percentage of total net sales for each of the three fiscal years ended March 31, 2003:

                                                           YEAR ENDED MARCH 31,
                               -----------------------------------------------------------------------------
                                   2001                         2002                         2003
                               ------------                 ------------                -------------
                                                   (Millions of yen, except percentage data)
Net Sales by Market
   Japan.................      JPY 3,954,681     (73%)      JPY 3,911,173     (77%)      JPY 3,644,673     (78%)
   Overseas..............          1,455,055     (27%)          1,189,849     (23%)          1,050,362     (22%)
                               -------------                -------------                -------------
     Total...............      JPY 5,409,736                JPY 5,101,022                JPY 4,695,035
                               =============                =============                =============

         IT Solutions Business. We provide SI services directly to our key customers in Japan through each of NEC's industry-focused SI divisions, each of which has experience and know-how in its respective sectors, especially in the telecommunications, banking, and government sectors. Our subsidiaries also provide SI services to a more diversified group of customers. We provide Internet-related services directly to individual as well as corporate customers. Maintenance services are rendered by our subsidiaries to customers directly or on a subcontracting basis. With respect to hardware, we sell the majority of our PCs through dealers and wholesalers. Mainframe computers, servers, and workstations are sold to large enterprises and governmental entities directly by our sales force, with the support of our engineering staff, and to a broader customer base indirectly by dealers. We customize our systems and products according to customer specifications while, in the case of orders for standard products, we supply such products from our inventory. Our customers include leading companies in the manufacturing, distribution, banking, insurance, and other industries, governmental and other public agencies, telecommunications operators, and educational institutions.

         Network Solutions Business. In Japan, we sell the majority of our communications systems and equipment directly to our customers, with the remainder sold through dealers and wholesalers. Overseas sales of such products are handled by our subsidiaries directly or through trading companies, depending on whether we are the principal contractor for the project. Sales of larger communications systems are generally made pursuant to the specifications of our customers. Our customers include Japanese and overseas telecommunications operators, national agencies, and broadcasting companies.

         Electron Devices Business. Most of the sales in Japan of our electron devices are made to customers through dealers. Overseas sales of these products are effected through our overseas sales subsidiaries. The IT Solutions business and the Network Solutions business use our electron devices for their products. Users of these products include computer manufacturers, communications equipment makers, consumer electronics manufacturers, the automobile industry, and other manufacturers of electronic products.

         INTELLECTUAL PROPERTY

         We hold approximately 57,400 patents issued under Japanese and other laws and have a large number of Japanese and foreign patent applications pending. We maintain many licenses to use Japanese and foreign patents. In some cases, such licenses are included in technical assistance agreements with licensors which cover a wide range of products and components, including computers, communications products, and semiconductors. In addition, we own and have licenses to use certain copyrights.

         We have granted licenses to, and entered into technical assistance agreements with, various Japanese and foreign companies. In some instances, we have entered into cross-licenses of patents with other parties.

         Although we consider our various patents, copyrights, licenses, and technical assistance agreements important to us, we do not believe our business, as a whole, is materially dependent on any particular patent, group of related patents, copyright, license, or technical assistance agreement.

         COMPETITION

         We compete primarily in the markets for computing and communications applications as well as electron devices. These markets are highly competitive. We expect competition in the markets we serve to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter these markets. Increased competition may result in price reductions, reduced profitability, and loss of market share. We cannot make any assurances that we will be able to compete successfully against existing or future competitors. Some of our customers and companies with which we have strategic relationships also are, or may be in the future, competitors of ours.

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

         Furthermore, some of our competitors are currently selling products that we have not begun to sell. By entering the market for such products before us, our competitors may establish significant market share which we may be unable to overcome when we enter the market.

         Our management believes that we will be able to maintain and enhance our position in a world market characterized by increasing demands and applications for Internet-related products and services due to the following strengths:

         - Our experience, expertise, and technical capabilities as a leading provider of systems, components, services, and integrated solutions for computing and communications applications, dedicated to meeting our customers' needs; and

         - Our technological achievements and market position, as reinforced by our continuing R&D programs and other marketing efforts.

         REGULATION

         Our business activities are subject to various governmental regulations in the countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. In addition, we are subject to the Telecommunications Business Law of Japan, which relates mainly to our BIGLOBE service. We also have a license for construction work in Japan, such as for cable construction.

    C.   ORGANIZATIONAL STRUCTURE

         NEC and its subsidiaries and affiliated companies form a group of which NEC is the parent company. As of March 31, 2003, we had 183 consolidated subsidiaries and 17 affiliated companies accounted for by the equity method.

         The following table gives details of our significant subsidiaries (all of which are consolidated), as of March 31, 2003:

                                                                                       PROPORTION OF OWNERSHIP
                   NAME OF SUBSIDIARY                       COUNTRY OF INCORPORATION         INTEREST (%)
----------------------------------------------------------  ------------------------   -----------------------
NEC Custom Technica, Ltd.(1)..............................           Japan                     100.00%
NEC CustomMax, Ltd.(1)....................................           Japan                     100.00
NEC Fielding, Ltd.(2).....................................           Japan                      67.11
NEC Saitama, Ltd..........................................           Japan                     100.00
NEC Electronics Corporation(3)............................           Japan                     100.00
NEC Systems Integration & Construction, Ltd.(2)...........           Japan                      41.37
NEC Access Technica, Ltd..................................           Japan                     100.00
NEC Kyusyu, Ltd...........................................           Japan                     100.00
NEC Mobiling, Ltd.(2).....................................           Japan                      67.12
NEC Nexsolutions, Ltd.....................................           Japan                     100.00
NEC Kansai, Ltd...........................................           Japan                     100.00
NEC Soft, Ltd.(2).........................................           Japan                      61.58
NEC Computers International B.V...........................      The Netherlands                 95.56

                                                                                       PROPORTION OF OWNERSHIP
                  NAME OF SUBSIDIARY                        COUNTRY OF INCORPORATION         INTEREST (%)
----------------------------------------------------------  ------------------------   -----------------------
NEC Taiwan Ltd............................................            Taiwan                   100.00
NEC America, Inc..........................................            U.S.A.                   100.00
NEC Technologies Hong Kong Limited........................            China                    100.00
NEC Electronics (Europe) GmbH.............................           Germany                   100.00
NEC Electronics America Inc ..............................            U.S.A.                   100.00
NEC Solutions (America), Inc .............................            U.S.A.                   100.00

(1) In July 2003, NEC Custom Technica, Ltd. merged with NEC CustomMax, Ltd. and changed its company name to NEC Personal Products, Ltd.
(2)  Listed on the Tokyo Stock Exchange.
(3) In July 24, 2003, NEC Electronics Corporation was listed on the Tokyo Stock Exchange and as a result NEC's proportion of ownership interest in the company declined to approximately 70%.

D.       PROPERTY, PLANTS, AND EQUIPMENT

         We have 45 manufacturing plants in Japan and 24 manufacturing plants in Argentina, China, France, Indonesia, Ireland, Malaysia, Mexico, Philippines, Singapore, Taiwan, Thailand, the United Kingdom, and the United States. Our principal plants are located mainly in Japan. The approximate land space and floor space of these plants as of March 31, 2003 were as follows:

     LOCATION                   DESCRIPTION                    PRINCIPAL PRODUCTS               LAND SPACE      FLOOR SPACE
--------------------     --------------------------   -------------------------------------   --------------  ---------------
                                                                                              (Thousands of   (Thousands of
                                                                                              square meters)   square meters)
Fuchu, Tokyo             Fuchu Plant                  Computers and industrial electronic           220             222
                                                         systems; communications equipment
Sagamihara, Kanagawa     Sagamihara Plant (1)         Semiconductors; electronic components         195             175
Otsu, Shiga              NEC Kansai, Ltd.             Semiconductors                                187             161
Kawasaki, Kanagawa       Tamagawa Plant (1)           Communications equipment;                     181             160
                                                         semiconductors
Abiko, Chiba             Abiko Plant                  Communications equipment                      295             126
Kumamoto, Kumamoto       NEC Kyushu, Ltd.             Semiconductors                                128             121
Yokohama, Kanagawa       Yokohama Plant               Communications equipment                      136             118
Tsuruoka, Yamagata       NEC Yamagata, Ltd.           Semiconductors                                140              96
Ichinoseki, Iwate        NEC Tohoku, Ltd.             Communication equipment                        67              42
Fukushima, Fukushima     NEC Wireless Network, Ltd.   Communication equipment                        65              42
Otsuki, Yamanashi        NEC Yamanashi, Ltd.          Communication equipment                        35              41
Kakegawa, Shizuoka       NEC Access Technica, Ltd.    Communication equipment                        42              41
Kofu, Yamanashi          NEC Computertechno, Ltd.     Computers                                      82              40
Yonezawa, Yamagata       NEC Custom Technica, Ltd.    Computers                                      50              30
Kodama, Saitama          NEC Saitama, Ltd.            Communication equipment                        39              28
Angers, France           NEC Computer                 Computers                                      59              87
                           International B.V.

(1) NEC Electronics Corporation leases from NEC and uses part of these plants as its facilities.

         We generally consider the production capacity of our plants to be adequate for our requirements.

         We own most of the land and floor space for our manufacturing activities. Certain properties are subject to mortgages or encumbrances in order to secure outstanding indebtedness. We lease our corporate headquarters in Tokyo and a substantial portion of our sales and administrative offices world wide.

         In addition to the above, our corporate R&D facilities, most of which we own, occupy 126 thousand square meters of floor space. On July 31, 2003, we announced our intention to sell our Yokohama Plant, part of our Tamagawa Plant and Central Research Laboratories in connection with the consolidation of our R&D facilities. The possible sales, however, are subject to successful negotiations and may not be completed.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following discussion and analysis should be read in conjunction with "Item 3.A. Key Information -- Selected Financial Data" and our consolidated financial statements and notes to those financial statements included elsewhere in this annual report.

A.       OPERATING RESULTS.

         OVERVIEW

         We are a leading provider of systems, components, services, and integrated solutions for computing and communications applications. We are focused mainly on providing reliable solutions to meet complex customer requirements.

         Our business is divided into three principal segments: IT Solutions business; Network Solutions business; and Electron Devices business. During the periods under review we were operating under an in-house company system. See " --Major Measures Implemented During the Fiscal Year Ended March 31, 2003."

         The IT Solutions business (formerly NEC Solutions) mainly involves the provision of solutions, including SI services, software and Internet-related services as well as the development, design, manufacture, and sale of a wide range of IT solutions typified primarily by computers and computer-related systems. The IT Solutions business is focusing on developing its software and SI services businesses into solid earnings platforms, by leveraging its strengths in open mission critical systems (backbone systems using open systems such as UNIX servers).

         The Network Solutions business (formerly NEC Networks) includes network integration services as well as the development, design, manufacture, and sale of mobile Internet solution systems, such as 3G mobile communications systems and handsets, and of broadband Internet solution systems. The Network Solutions business is seeking to develop a global leadership position in the networking equipment market by leveraging its solution capabilities using its knowledge and experience as a total system supplier building on its broad range of hardware.

         The Electron Devices business (formerly NEC Electron Devices) includes the development, design, manufacture, and sale of semiconductors, displays, electronic components, and other electron devices mainly to end-product manufacturers. The system LSI business forms the nucleus of operations, delivering customer-centric device solutions. While seeking to strengthen customer relationships, the Electron Devices business is concentrating on system LSIs for high-end applications, refining leading-edge technologies to meet demands for greater speed, integration, and performance. These applications include system LSIs for servers, core routers, and storage systems. At the same time, the Electron Devices business is promoting the widespread use of system LSIs as it seeks to become a leading player, capable of delivering solutions in a broad range of application fields.

         MAJOR MEASURES IMPLEMENTED DURING THE FISCAL YEAR ENDED MARCH 31, 2003

SECOND PHASE OF MANAGEMENT REFORMS

         In April 2000, we adopted an in-house company system as the first phase of management reforms. Under this system, we divided our businesses into three in-house companies responsible for providing IT, network, and electron devices solutions in line with the distinctive characteristics of each of those activities. This new system allowed us to eliminate interdependencies among businesses, foster a stronger solutions-oriented ethic, realign unprofitable businesses, reorganize group companies, and strengthen corporate governance. However, there were also fundamental shifts in our external operating environment during this time: Chinese and other emerging players ignited fierce price competition around the world; the IT bubble collapsed; the competitive landscape in the semiconductor industry shifted; and networks evolved, as seen in the transition to IP-based networks and broadband networks, specifically. Other major changes included the fusion of IT and network technologies.

         In this fast-changing environment, we launched the second phase of management reforms in May 2002, dividing our businesses into two broad domains -- integrated IT/Network Solutions and Semiconductor Solutions. This move reflected recognition of differences in customer profiles and in the ground rules for competing successfully in each of our businesses. The aim was to concentrate resources in these two domains to increase corporate value.

         Integrated IT/Network Solutions. In April, 2003, our business related to IT and business related to networks were reorganized along business lines. Aiming to foster a corporate culture that encourages open communication and a flat management structure, we have established nine business lines. One example is the newly established Domestic Sales line, which is responsible for marketing Integrated IT/Network Solutions, which are expected to be a rapidly growing market. We assigned executive directors to oversee the integration of the IT Solutions business and the Network Solutions business to establish an IT/network integrated structure and strengthen integrated software and hardware development.

         Semiconductor Solutions. We transferred our non-DRAM semiconductor businesses to a new company, NEC Electronics Corporation, which we established on November 1, 2002. The new company aspires to become a leading semiconductor solutions provider by maximizing its highly differentiated technologies to meet customers' system requirements, especially in the system LSI field. Separation of this business is intended to raise awareness of NEC Electronics' value as a specialized semiconductor solutions provider, thereby allowing it to procure financing in a manner best suited to the capital-intensive nature of the semiconductor business and to create a financial base rivaling that of its international competitors. NEC Electronics was a consolidated subsidiary during the reporting period.

MAJOR RECOVERY IN OPERATING RESULTS IN A DIFFICULT BUSINESS ENVIRONMENT WITH NO EXPECTATION OF STRONG SALES GROWTH

         As in the previous fiscal year, in the fiscal year ended March 31, 2003, the difficult operating conditions arising from the economic downturn in the United States continued due to a prolonged slump in the global communications infrastructure market and slowing domestic IT investment. Meanwhile, intense price competition persisted as China-based electronic manufacturing services (EMS) companies and the shift to next-generation communications networks based on an inexpensive IP architecture lowered cost structures. In response, we implemented the following measures to strengthen our financial position to improve our operating results even in a tough business environment with no expectations for sales growth.

         Improving Cost Structure by Lowering Fixed Expenses and Materials Costs. We achieved sharply lower fixed expenses in the fiscal year ended March 31, 2003, reaping the benefits of restructuring measures launched in the fiscal year ended March 31, 2002. We decreased payroll expenses by reducing our workforce through such means as a second career development program, selling businesses, reducing bonuses and salaries, and adjusting the production capacity of our Electron Devices business.

         We also launched a two-year company-wide initiative to reduce total materials costs. This initiative is designed to minimize the effect of falling prices and shorter product lifecycles as a result of technological innovations in the IT sector. Cost-cutting initiatives included cost reductions in the product design and development stages such as reducing the number of suppliers, expanding the use of standardized components in similar products, developing products that use inexpensive components and placing multiple components on a single chip, and using reverse Internet auctions. We also expanded our procurement from China and other countries. In China, we increased procurement of finished PCs and mobile handsets for sale overseas and transitioned more software development to local companies. As a result of these actions, the decline in materials costs exceeded the decline in sales prices.

         Looking ahead, we will continue to seek to lower materials and other procurement costs in order to further streamline our cost structure.

         Improving Our Financial Strength through Asset Efficiency and Reform of Pension and Severance Plans. Our cost reduction initiatives resulted in a dramatic recovery in operating results in the fiscal year ended March 31, 2003. Despite these efforts, our ratio of shareholders' equity to total assets as of March 31, 2003 was 8.7%. The main reason was an increase in the minimum pension liability adjustment due to an actual loss on pension plan assets caused by falling stock prices worldwide and a reduction of the discount rate used to measure benefit obligation. As of March 31, 2003, our interest-bearing debt was JPY 1,487.1 billion and our debt-equity ratio was 4.15 to 1.

         Improving our balance sheet is one of management's top priorities. We have taken a number of actions to reduce interest-bearing debt and increase shareholders' equity. Specifically, since the fiscal year ended March 31, 2002, we have taken measures to reduce total assets by approximately JPY 500 billion over two years. These measures included improving asset turnover by reducing inventories (see "--Liquidity and Capital Resources--Assets, Liabilities, and Shareholders' Equity"), securitizing receivables (see "--Off-Balance Sheet Arrangements."), selling marketable securities and real estate assets of diminished significance, and divesting businesses. Inventories were JPY 553.8 billion as of March 31, 2003, JPY 96.2 billion lower as compared to March 31, 2002, due to efforts to control materials costs and to reconfigure manufacturing processes throughout the company. Inventory turnover days also improved sharply.

         We also reduced interest-bearing debt by JPY 772.6 billion as compared with the previous fiscal year. The reduction in interest-bearing debt was due to operating cash flows and funds generated from efforts to strengthen our balance sheet as well as the reduction of JPY 563.0 billion due to the deconsolidation of NEC Leasing, Ltd. As a result of the sale of a portion of our interest to reduce our ownership interest below 50%, NEC Leasing is now accounted for by the equity method.

         We recognize the importance of the profound effect which pension and severance plans can have on shareholders' equity. Pension plan assets, in particular, have been eroded by investment losses over the past three years, especially equity securities, due to the slump in the stock markets. And the discount rate for calculating benefit obligations has been revised downward from 3.5% to 3.0%, reflecting the continued drop in interest rates. As a result of these factors, our underfunded benefit obligations increased, and the minimum pension liability adjustment increased by JPY 132.2 billion from the end of the fiscal year ended March 31, 2002 to JPY 282.4 billion. We are considering several measures to minimize the impact of the pension plan on our operating results and financial position.

         In Japan, the newly enacted Defined Benefit Corporate Pension Law has made it possible to return to the government the portion of the Employees Welfare Pension Fund ("substitutional portion") managed on its behalf. We decided to return the substitutional portion to the government and, effective September 1, 2002, obtained an exemption from future benefit obligations in respect of the substitutional portion from Japan's Ministry of Health, Labor and Welfare. We will return the related pension assets to the government before the end of the fiscal year ending March 31, 2004. This will decrease benefit obligations and pension plan assets of the substitutional portion and will minimize the effect of the pension plan on our operating results in the future by reducing our exposure to declining discount rates assuming continuously falling interest rates, and to the investment risk of pension plan assets. We will account for the elimination of future benefits and relief from past obligations as a single settlement transaction. Based on current assumptions, we estimate that this transaction would result in a decrease of approximately
JPY 550.0 billion in benefit obligations. In addition, we are considering whether to introduce severance indemnity plans that reflect the cumulative accomplishments of employees and new forms of cash balance pension plans where the retirement benefit payment varies in line with changes in interest rate.

         Additional Restructuring Measures in the Fiscal Year Ended March 31, 2003. We implemented the following restructuring initiatives in response to the sluggish PC and communications equipment markets, which we expect will remain challenging in the near term. In the PC market, support services such as maintenance services are increasingly critical to improving customer satisfaction. In the IT Solutions business, NEC Gunma, Ltd. was converted into a facility for defect assessment and repair business and recycling business of PCs and peripherals. Previously, NEC Gunma was a manufacturing facility for desktop PCs.

         In the Network Solutions business, the operations in Latin America and Asia were repositioned to focus on IP-based networks rather than legacy network equipment in line with shifts in demand.

         With our business environment expected to remain difficult in the near term, we will work to reduce fixed expenses by limiting increases in payroll expenses. Cost-cutting initiatives implemented throughout NEC and its subsidiaries and its supply chain will also contribute to a targeted improvement in our cost structure. Furthermore, we look to expand sales by stimulating demand and investment through proposal-based marketing in the Integrated IT/Network Solutions and Semiconductor Solutions domains.

         We decided not to pay dividends for the fiscal year ended March 31, 2003, in light of several factors. First, we recorded a net loss, despite our relatively sharp year-on-year improvement. Second, shareholders' equity declined due to a decrease in pension plan assets, reflecting falling stock prices and other factors. We also decided not to pay bonuses to our directors and corporate auditors for the second consecutive year and reduced employee bonuses.

         CRITICAL ACCOUNTING POLICIES

         In "Item 5. Operating and Financial Review and Prospects.", we discuss our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimated results.

         Management believes that the estimates and assumptions used in applying the following critical accounting polices affect our consolidated financial statements significantly.

MARKETABLE SECURITIES

         We classify our marketable equity securities and debt securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in the value of the marketable security is deemed to be other-than-temporary, we recognize an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, we evaluate market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. In the fiscal year ended March 31, 2003, we recognized an impairment loss of JPY 27.5 billion mainly due to slumping stock prices. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

         As of March 31, 2003, gross unrealized holding losses in marketable equity securities and debt securities were JPY 18.7 billion and were not included in the results of our operations because their decline in value was deemed to be temporary as a result of the above evaluation.

         Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are owned could result in losses or an inability to recover the cost of the marketable securities, thereby possibly requiring an impairment charge in the future.

PENSION AND SEVERANCE PLANS

         We have pension and severance costs and liabilities that are developed from actuarial valuations. Changes in the related pension and severance costs and liabilities may occur in the future due to changes in assumptions or in the number of employees covered. Inherent in these valuations are key assumptions including the discount rate and the expected long-term rate of return on plan assets.

         To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A 50-basis point decrease in the expected long-term rate of return on plan assets would have increased our pension expenses by approximately JPY 4.0 billion in the fiscal year ended
March 31, 2003. We assumed that the expected long-term rate of return on plan assets was 4.0% in the fiscal years ended March 31, 2002 and 2003.

         To determine the discount rate, we consider current market conditions. To reflect declining current market interest rates, we reduced the discount rate from 3.5% to 3.0% as of March 31, 2003. On a pretax basis, this change resulted in increasing actuarial losses and the minimum pension liability adjustment by approximately JPY 127.2 billion and JPY 115.4 billion, respectively. The actuarial loss is being recognized on a straight-line basis over 16 years.

         On September 1, 2002, we received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of our contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon final approval from the Japanese government during the year ending March 31, 2004, we will transfer to the Japanese government certain specified amounts from our pension plan assets and be relieved of all past obligations under the governmental welfare component of the plans. We will account for the elimination of future benefits and relief from past obligations as a single settlement transaction. Based on current assumptions, we estimate that this transaction would result in a decrease of approximately JPY 550.0 billion in benefit obligations.

DEFERRED TAXES

         We currently have deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, both of which will reduce taxable income in the future.

         When there is uncertainty regarding realization of deferred tax assets, a valuation allowance is provided to reduce our deferred tax assets to an amount that is more likely than not to be realized. In determining whether a valuation allowance is required, we consider all available evidences as follows:

         - Future earnings potential determined based upon internal forecasts;

         - Cumulative pretax income excluding special charges during the previous three years;

         -        Tax planning strategies that are available;

         - Extended period of the realization of temporary differences resulting from accrued pension and severance costs, investments in subsidiaries, and other factors; and

         - History of no significant loss carryforwards expiring in the past.

         We have considered the above factors in assessing the need for recording a valuation allowance and concluded that a valuation allowance of JPY 20.2 billion as of the end of the fiscal year ended March 31, 2003 was required. We believe that we will be able to realize deferred tax assets through future income without additional tax planning. This conclusion is based on not only our estimated future earnings potential, but also on our history of no significant loss carryforwards expiring in the past as well as improved operating results in the fiscal year ended March 31, 2003.

         A significant portion of the deferred tax assets are related to the accrued pension obligations, severance costs and investments. Temporary differences for accrued pension and severance costs will be realized as they are funded although there may be an extended period of realization. In addition, return of the governmental portion of the pension plans (see Note 9 to our consolidated financial statements) will decrease the unfounded obligation and the related deferred tax assets. Deferred tax assets related to investments will generally be realized by restructurings such as sale or liquidation of the investment.

         In the event that market conditions or results of operations improve significantly and we determine that realization of deferred tax assets in the future in excess of the net recorded amount is more likely than not, an adjustment to the deferred tax assets would increase income in the period such determination is made. Likewise, in the event of a deterioration in market conditions or results of operations, in which we were to determine that there is additional uncertainty regarding realization of all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would decrease our income in the period such determination was made.

IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets to be held and used are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets. In determining the fair value of the respective assets, we must make estimates and assumptions regarding estimated future cash flows and other factors. If these estimates or assumptions change in the future, we may be required to record impairment charges.

INTANGIBLE ASSETS

         Effective April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prohibits the amortization of goodwill and indefinite lived intangible assets and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. Additionally, SFAS No. 142 prohibits the amortization of goodwill included in the carrying value of equity method investments. In accordance with SFAS No. 142, we performed the transitional impairment test of goodwill as of April 1, 2002 and determined that it was not impaired. We also performed an annual impairment test of goodwill as of December 31, 2002 and determined that it was not impaired.

         We perform annual impairment tests of goodwill as of December 31 or more frequently if events or circumstances indicate that assets might be impaired. In performing impairment tests based on a discounted future cash flow approach, we must make estimates and assumptions regarding estimated future cash flows and other factors. Although there are inherent uncertainties, estimates and assumptions are consistent with our internal planning. If estimates or assumptions change in the future, we may be required to record an impairment charge.

         We review the carrying amount of intangible assets with finite lives for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

         EFFECT OF NEW ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is required to be adopted for years beginning after June 15, 2002. Under SFAS No. 143, a liability for an asset retirement obligation is recognized in the period in which it is incurred and is initially measured at fair value. We adopted SFAS No. 143 effective April 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on our results of operations and financial position.

         In January 2003, the FASB issued FASB Interpretation (Interpretation) No. 46, "Consolidation of Variable Interest Entities". Interpretation No. 46 requires the consolidation of variable interest entities in which we absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Interpretation No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which we obtain an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which we hold a variable interest that we acquired before February 1, 2003. We use special purpose entities, through which we lease equipment to overseas customers. The entities are considered variable interest entities under Interpretation No. 46. We provide financial support, including guarantees, to the entities and hold a majority of, or significant variable interests in, the entities. Total assets held by the entities at March 31, 2003 were JPY 57,937 million. Our maximum exposure to loss would be JPY 11,282 million. We also use special purpose entities through which we invest in, and make loans to, third parties. The entities are considered variable interest entities under Interpretation No. 46. We provide financial support, including guarantees, to the entities and hold a majority of the variable interests in the entities. Total assets held by the entities at March 31, 2003 were JPY 12,422 million. Our maximum exposure to loss would be JPY 7,710 million.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstance). We are currently in the process of assessing the impact of the adoption of SFAS No. 150.

         RESULTS OF OPERATIONS

         The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2001, 2002, and 2003:

                                                                       YEAR ENDED MARCH 31,
                                                        --------------------------------------------------
                                                         2001                  2002                 2003
                                                        -------               -------              -------
                                                                           (Billions of yen)
Net sales.................................              5,409.7               5,101.0              4,695.0
Cost of sales.............................              3,981.1               3,919.3              3,453.0
Selling, general, and administrative
   expenses...............................              1,243.4               1,237.2              1,121.1
Income (loss) before income taxes.........                 92.3                (461.2)                61.5
Income (loss) before cumulative effect of
   accounting change......................                 56.6                (309.4)               (24.6)
Net income (loss).........................                 56.6                (312.0)               (24.6)

         FISCAL YEAR ENDED MARCH 31, 2003 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2002

         In the fiscal year ended March 31, 2003, our consolidated net sales decreased by 8% year-on-year to JPY 4,695.0 billion. Income before income taxes was JPY 61.5 billion, a year-on-year improvement of JPY 522.7 billion, due mainly to lower fixed expenses and costs resulting from the structural reforms implemented in the previous fiscal year. Despite an improvement of JPY 287.5 billion year on year, we recorded a net loss of JPY 24.6 billion, as a result of equity in losses of affiliated companies and the write-down of deferred tax assets resulting from the enactment of a reduction in business tax.

         Net Sales. In the fiscal year ended March 31, 2003, our net sales decreased by JPY 406.0 billion to JPY 4,695.0 billion, a decrease of 8% from the previous fiscal year. This decrease was attributable to sales decreases of 6% and 19% at the IT Solutions business and the Network Solutions business, respectively, partially offset by an 11% increase in sales as compared with the previous fiscal year at the Electron Devices business.

         By geographical location of customers, net sales to customers in Japan decreased by 7% to JPY 3,644.7 billion as compared with the previous fiscal year. This decrease was mainly attributable to a decline in hardware sales, including servers and PCs, and lower demand for systems for network service providers. Another factor was a decrease in shipments of mobile handsets, which were extremely strong in the previous fiscal year. These factors were partially offset by higher sales in two areas -- SI services and semiconductors. Overseas sales were down by 12% to JPY 1,050.4 billion as compared with the previous fiscal year. This was due to lackluster demand for systems for network service providers in overseas markets similar to Japanese market.

         Sales denominated in foreign currencies in the fiscal year ended March 31, 2003, principally the U.S. dollar, remained largely unchanged at JPY 991.3 billion as compared with the previous fiscal year. Consequently, foreign currency denominated sales represented 21% of net sales. Fluctuations in exchange rates had a negligible effect on earnings, due to a variety of hedging measures to reduce exchange rate risks, such as forward exchange contracts and balancing foreign-currency denominated sales and procurement.

         Interest, Gain on Securities Sold, Dividends, and Other (Other Income). Other income was JPY 131.5 billion, up JPY 27.9 billion from JPY 103.6 billion in the previous fiscal year. Since April 2000, we have been realigning businesses by selectively focusing on strategic core businesses. Actions have included the divestiture of non-core businesses and measures designed to raise asset productivity, such as selling securities of diminished significance. Consequently, in the fiscal year ended March 31, 2002, we recorded gains on the sale of securities of JPY 32.9 billion and gains on the sale of property, plant, and equipment of JPY 12.1 billion. In the fiscal year ended March 31, 2003, we recorded gains on the sale of securities of JPY 68.6 billion and gains on the sale of property, plant, and equipment of JPY 9.3 billion.

         Gains due to Stock Issuances by Subsidiaries. In the fiscal year ended March 31, 2002, we recorded a gain of JPY 3.1 billion on the initial public offering (IPO) of NEC Mobiling, Ltd. We also recorded gains of JPY 3.7 billion due to stock issuances by other subsidiaries, reflecting an increase in the carrying amount of our investment in these subsidiaries following the issuance of shares. In the fiscal year ended March 31, 2003, we recorded gains of JPY 20.8 billion on the IPO of NEC Fielding, Ltd., a consolidated subsidiary. We also recorded gains of JPY 1.3 billion due to stock issuances by another subsidiary, reflecting an increase in the carrying amount of our investment in this subsidiary following the issuance of its shares. See Note 19 to our consolidated financial statements.

         Cost of Sales. Cost of sales in the fiscal year ended March 31, 2003 fell by JPY 466.3 billion to JPY 3,453.0 billion as compared with the previous fiscal year. As a percentage of net sales, cost of sales decreased by 3.3 percentage points to 73.5%. This decrease was mainly attributable to measures to reduce materials costs, by reducing the number of suppliers, expanding procurement from suppliers in China and other countries, and reducing fixed expenses, such as personnel expenses.

         Selling, General and Administrative Expenses. Selling, general, and administrative (SG&A) expenses in the fiscal year ended March 31, 2003 decreased by JPY 116.1 billion year-on-year to JPY 1,121.1 billion. The decrease in SG&A expenses was mainly due to the decrease in selling expenses, which tracked falling sales, but also reflected measures to trim R&D and other general expenses. As a percentage of net sales, SG&A expenses decreased by 0.4% to 23.9%.

         R&D expenses decreased by 11% to JPY 296.2 billion as compared with the previous fiscal year, representing 6.3% of net sales. We focused on reducing the range of R&D areas and pursued greater cost efficiencies, while moving to develop next-generation mobile communications systems, leading-edge system LSIs, and quantum computing devices.

         Other Expenses. Other expenses in the fiscal year ended March 31, 2003 decreased by JPY 286.6 billion to JPY 182.8 billion as compared with the previous fiscal year. In the fiscal year ended March 31, 2002, we incurred restructuring and other unusual charges of JPY 370.5 billion, primarily for far-reaching restructuring measures. This entailed business restructuring charges mainly for restructuring subsidiaries and disposal of assets and impairment losses on investments in securities. In the fiscal year ended March 31, 2003, we also recorded restructuring and other unusual charges of JPY 102.8 billion. This reflected continuing business restructuring measures such as restructuring subsidiaries and the disposal of assets, and falling stock prices, which resulted in impairment losses on investments in securities. See Note 20 to our consolidated financial statements.

         Income (Loss) before Income Taxes. We recorded income before income taxes in the fiscal year ended March 31, 2003 of JPY 61.5 billion, an improvement of JPY 522.7 billion as compared with the previous fiscal year. This improvement was mainly due to a decrease of JPY 145.9 billion in segment loss in our Electron Devices business and a decrease in other expenses reflecting a decrease of JPY 267.7 billion in business restructuring and other unusual charges. See Notes 20 and 23 to our consolidated financial statements.

         Equity in Earnings (Losses) of Affiliated Companies. We recorded equity in losses of affiliated companies in the fiscal year ended March 31, 2003 of JPY 20.4 billion, generally consistent with the previous fiscal year. This mainly reflected losses recorded by affiliated companies engaged in the semiconductor business.

         Provision (Benefit) for Income Tax. At March 31, 2003, we had deferred tax assets of JPY 689.8 billion net of valuation allowance of JPY 20.2 billion and deferred tax liabilities of JPY 79.0 billion. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include utilization of operating loss carryforwards, and the non-deductibility of certain expenses. See Note 10 to our consolidated financial statements for a more detailed explanation.

         In Japan, consolidated tax returns were not permitted until the fiscal year ended March 31, 2002. Accordingly, NEC and its domestic subsidiaries have filed separate tax returns. For the fiscal year ended March 31, 2003, we were permitted to file and filed a consolidated tax return in Japan. Japanese income tax regulations permit the carryforwards of tax losses in a Japanese entity as an offset against its taxable income during the subsequent five years. Operating loss carryforwards expire at the end of the five-year period.

         Our valuation allowance of JPY 20.2 billion at March 31, 2003 reflected (i) JPY 11.8 billion for deferred tax assets arising from loss carryforwards of certain consolidated subsidiaries and (ii) JPY 8.4 billion mainly for deferred tax assets arising from tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2003, our operating loss carryforwards of JPY 320.4 billion reflected (i) JPY 124.4 billion related to foreign subsidiaries for which deferred tax assets of JPY 43.1 billion and valuation allowance of JPY 3.6 billion were recorded and (ii)
JPY 196.0 billion related to domestic companies for which deferred tax assets of JPY 92.7 billion and valuation allowance of JPY 8.2 billion were recorded.
In determining the amount of valuation allowance, we consider all available evidence. See also " -- Critical Accounting Policies".

         Net Income (Loss). Despite the significant improvement in income (loss) before income taxes, we recorded a net loss for the fiscal year ended March 31, 2003 of JPY 24.6 billion. Net loss per share was JPY 14.85. This was mainly due to equity in losses of affiliated companies resulting from weak operating results and higher income taxes due to the effect of change in statutory tax rate on deferred tax assets resulting from the enactment of a reduction in business tax in Japan.

         Comprehensive Income (Loss). We recorded a comprehensive loss in the fiscal year ended March 31, 2003 of JPY 205.5 billion. This reflected the recording of our net loss of JPY 24.6 billion and other comprehensive losses of JPY 181.0 billion. Comprehensive income (loss) is the sum of net income
(loss), foreign currency translation adjustments, the minimum pension liability adjustment, unrealized gains (losses) on marketable securities, and unrealized gains (losses) on derivative financial instruments. We incurred a loss of JPY 132.2 billion from a minimum pension liability adjustment due to falling investment returns on pension plan assets reflecting slumping stock prices, a reduction in the discount rate for calculating benefit obligations, and losses from marketable securities of JPY 45.2 billion, reflecting the realization of the unrealized gains due to the sale of marketable securities and an increase in unrealized losses on marketable securities due to unfavorable market conditions.

         SEGMENT ANALYSIS

         The following table sets forth sales and profit by segment for the fiscal years ended March 31, 2002 and 2003:

                                                                                YEAR ENDED MARCH 31,
                                                                        ----------------------------------
                                                                             2002                2003
                                                                        --------------       -------------
                                                                               (Billions of yen)
Sales:
     IT Solutions business......................................        JPY    2,209.1       JPY   2,082.6
     Network Solutions business.................................               1,957.2             1,576.3
     Electron Devices business..................................                 842.9               936.7
     Others.....................................................                 634.8               661.7
     Eliminations...............................................                (589.2)             (579.8)
Electronics business total......................................               5,054.8             4,677.5
Leasing business................................................                  71.8                38.2
Eliminations....................................................                 (25.6)              (20.7)
                                                                        --------------       -------------
Net sales.......................................................               5,101.0             4,695.0

Segment Profit (Loss):
     IT Solutions business......................................                  75.4               105.8
     Network Solutions business.................................                  53.4                34.3
     Electron Devices business..................................                (148.2)               (2.3)
     Others.....................................................                   3.0                14.8
     Eliminations...............................................                  (3.3)                0.2
Unallocated corporate expenses..................................                 (39.7)              (38.5)
                                                                        --------------       -------------
Electronics business total......................................                 (59.4)              114.3
Leasing business................................................                   6.3                 8.2
Eliminations....................................................                  (2.4)               (1.6)
                                                                        --------------       -------------
Aggregate segment profit (loss).................................                 (55.5)              120.9
Income (loss) before income taxes...............................                (461.2)               61.5
Income (loss) before cumulative effect of accounting change.....                (309.4)              (24.6)
Net income (loss)...............................................                (312.0)              (24.6)

         By business category, our electronics business, which consists of the IT Solutions business, the Network Solutions business, and the Electron Devices business, recorded sales of JPY 4,677.5 billion in the fiscal year ended March 31, 2003, a decrease of JPY 377.3 billion or 7%, from the previous fiscal year. Total segment profit (segment sales less cost of sales and SG&A allocable to the segment) for the electronics business in the fiscal year ended March 31, 2003 was JPY 114.3 billion, reversing the previous fiscal year's segment loss by JPY 173.8 billion. The leasing business recorded sales of JPY 38.2 billion, a decrease of JPY 33.5 billion, or 47% from the previous fiscal year. Segment profit for leasing business was JPY 8.2 billion, almost unchanged from the fiscal year ended March 31, 2002.

         Sales and segment profit figures by operating segment for the electronics business are presented below. Sales and segment profit figures for each segment include inter-segment transactions. See Note 23 to our consolidated financial statements.

         IT SOLUTIONS BUSINESS

         Sales. The IT Solutions business recorded sales in the fiscal year ended March 31, 2003 of JPY 2,082.6 billion, a decrease of 6% from the previous fiscal year. This decrease was mainly attributable to lower hardware sales in the absence of the previous fiscal year's large orders for servers and computers. Another factor was lower sales of PCs due to the persistently weak PC market for personal use and intensifying price competition in the PC market for corporate customers. However, sales of software and services were lifted by steady sales of SI services in the public, manufacturing, and telecommunications sectors and by higher sales of value-added services offered by BIGLOBE.

         Segment Profit. Segment profit in the fiscal year ended March 31, 2003 increased by JPY 30.4 billion to JPY 105.8 billion as compared with the previous fiscal year. Segment profit as a percentage of sales increased from 3.4% in the fiscal year ended March 31, 2002 to 5.1%. Software and services recorded higher profit margins due to higher productivity in SI services and a strategic and selective focus on software development. Hardware profitability also improved due to structural reforms of the personal products related business.

         NETWORK SOLUTIONS BUSINESS

         Sales. Sales in the Network Solutions business in the fiscal year ended March 31, 2003 decreased by 19% year-on-year to JPY 1,576.3 billion. Network infrastructure sales declined due to a continuous lackluster demand in the global telecommunications market. Mobile handsets sales also decreased following exceptionally strong domestic mobile handset shipments in the first half of the fiscal year ended March 31, 2002. The sales of terrestrial digital broadcasting systems were strong in Japan.

         Segment Profit. Segment profit for the fiscal year ended March 31, 2003 declined by JPY 19.2 billion to JPY 34.3 billion as compared with the previous fiscal year. Despite a difficult operating environment, illustrated by the sales decrease of 19%, the Network Solutions business remained profitable due in large part to the benefits of structural reforms initiated in the fiscal year ended March 31, 2002, which reduced fixed expenses and other costs.

         ELECTRON DEVICES BUSINESS

         Sales. Sales in the Electron Devices business in the fiscal year ended March 31, 2003 increased by 11% to JPY 936.7 billion as compared with the previous fiscal year. Sales of semiconductors for use in consumer electronics products such as DVD players and digital cameras, mobile handsets, and automobiles were strong. In the display area, plasma display sales increased. The downsizing of our business of general-purpose LCDs for PCs as a result of our shift to high-value-added LCDs used in industrial applications, had a negative effect on sales. Consequently, overall display sales decreased. Sales of electronic components and others also increased due mainly to the new consolidation of a subsidiary following the integration of electronic components businesses as part of group realignment and other factors.

         Segment Profit (Loss). Segment loss for the fiscal year ended March 31, 2003 was JPY 2.3 billion, representing a JPY 145.9 billion improvement from the previous fiscal year. This improvement mainly reflected the benefits of establishing a stronger earnings base by reduced fixed expenses, as part of structural reforms implemented in the fiscal year ended March 31, 2002. Actions included eliminating unprofitable products and shifting to high-value-added products. The sales growth in semiconductors and plasma displays also contributed to the improvement of profits.

         OTHERS

         Sales. The other segment includes the manufacture and sale of semiconductor manufacturing equipment, avionics equipment, LCD projectors, and information and network system construction services. Sales in this segment were JPY 661.7 billion, approximately the same level as the previous fiscal year.

         Segment Profit. Segment profit increased by JPY 11.9 billion to JPY 14.8 billion, mainly due to higher sales of avionics equipment and to improved profitability in information and network system construction services.

         FISCAL YEAR ENDED MARCH 31, 2002 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2001

         Net Sales. In the fiscal year ended March 31, 2002, our net sales decreased by JPY 308.7 billion to JPY 5,101.0 billion, down 6% from the previous fiscal year. This decrease was attributable to a 31% decline in net sales at NEC Electron Devices, in spite of a 7% increase in net sales at NEC Networks and almost flat sales at NEC Solutions.

         By geographical location of customers, net sales in Japan declined by 1% to JPY 3,911.2 billion. This was mainly attributable to a decline in PC sales due to a sluggish domestic PC market and the effect of a decrease in both shipments and prices of semiconductors and displays as a result of significantly weaker demand. These factors more than offset higher sales of communications equipment, such as mobile handsets and SI services for various industries, such as manufacturing and communications sectors. Overseas sales were down by 18% to JPY 1,189.8 billion. Higher sales of fiber-optic submarine cable systems were negated by falling prices for semiconductors, displays, and other electron devices in overseas markets.

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

         Interest, Gain on Securities Sold, Dividends, and Other (Other Income). Other income was JPY 103.6 billion, down JPY 36.5 billion from JPY 140.1 billion in the previous fiscal year. Since April 2000, we have realigned businesses with the goal of selectively focusing on strategic core businesses. Actions have included divestitures of non-core businesses and implementation of measures designed to raise asset productivity, such as selling marketable securities. Consequently, in the fiscal year ended March 31, 2001, we recorded gains on the sale of investments in securities of JPY 57.9 billion and gains on the sale of property, plant, and equipment of JPY 34.3 billion. Similarly, in the fiscal year ended March 31, 2002, we recorded gains on the sale of investments in securities of JPY 32.9 billion and gains on the sale of property, plant, and equipment of JPY 12.1 billion.

         Gains Due to Stock Issuances by Subsidiaries. In the fiscal year ended March 31, 2002, we recorded a JPY 3.1 billion gain on the IPO of NEC Mobiling. Of this amount, the sale of our shares in NEC Mobiling as part of its IPO made up JPY 1.8 billion and gains arising from the difference between the offering price and the carrying amount of these shares accounted for JPY 1.2 billion. We also recorded gains of JPY 3.7 billion due to stock issuances by other subsidiaries. See Note 19 to our consolidated financial statements.

         Cost of Sales. Cost of sales fell by JPY 61.8 billion to JPY 3,919.3 billion. As a percentage of net sales, cost of sales were 76.8%, up 3.2 percentage points over the previous fiscal year. This increase was mainly attributable to a decrease in semiconductor and display prices, which more than offset the effect of measures to improve Supply Chain Management and cut fixed costs.

         Selling, General, and Administrative Expenses. SG&A expenses declined by JPY 6.2 billion to JPY 1,237.3 billion, mainly reflecting vigorous efforts to trim R&D and other expenses. As a percentage of net sales, however, SG&A expenses increased by 1.3 percentage points due to the sharp drop in sales reflecting falling prices for electron devices.

         R&D expenses decreased by 3% to JPY 333.6 billion, representing 6.5% of net sales. We pursued greater efficiencies with emphasis on the development of next-generation wireless communication systems, leading-edge system LSIs and Internet-related products.

         Other Expenses. Other expenses increased by JPY 259.0 billion to JPY 469.4 billion. In the fiscal year ended March 31, 2002, we incurred restructuring and other unusual charges of JPY 370.5 billion, primarily for additional restructuring measures to mitigate the effect of the adverse business environment. We recorded such charges for restructuring subsidiaries, the disposal of assets, and impairment losses on investment in securities. See Note 20 to our consolidated financial statements.

         Income (Loss) before Income Taxes. We recorded a loss before income taxes of JPY 461.2 billion, down JPY 553.5 billion from income before income taxes of JPY 92.3 billion in the previous fiscal year. This was mainly attributable to a sharp decrease in total segment profit, which fell by JPY 240.7 billion, reflecting a sharp decline in segment profit at NEC Electron Devices, together with moderate declines at NEC Solutions and NEC Networks. Another factor contributing to the loss was a JPY 234.3 billion increase in restructuring and other unusual charges.

         Equity in Earnings (Losses) of Affiliated Companies. We recorded equity in losses of affiliated companies of JPY 23.8 billion, down JPY 45.7 billion from earnings of JPY 21.9 billion in the previous fiscal year. This mainly reflected losses posted by affiliated companies involved in the semiconductor business due to the downturn in the market.

         Provision (Benefit) for Income Taxes. At March 31, 2002, we had deferred tax assets of JPY 560.7 billion after valuation allowance of JPY 27.2 billion and deferred tax liabilities of JPY 117.9 billion. Major differences between income (loss) before income taxes for financial reporting purposes and for income tax purposes include utilization of operating loss carryforwards, and the non-deductibility of certain expenses. The total valuation allowance decreased by JPY 9.5 billion in the fiscal year ended March 31, 2002. See Note 10 to our consolidated financial statements for a more detailed explanation.

         Consolidated tax returns were not permitted under Japanese tax rules until the year ended March 31, 2002. Accordingly, in Japan, a subsidiary's losses cannot be offset against NEC's income or that of NEC's other subsidiaries. Japanese income tax regulations permit the carryforward of tax losses in a Japanese entity as an offset against its taxable income during the subsequent five years. Operating loss carryforwards expire at the end of the five-year period. The valuation allowance of JPY 27.2 billion at March 31, 2002 was comprised of (i) JPY 19.1 billion for deferred tax assets recognized for operating loss carryforwards of certain consolidated subsidiaries and (ii)
JPY 8.1 billion mainly for deferred tax assets related to the tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2002, our operating loss carryforwards amounting to JPY 583.9 billion consisted of (i) JPY 219.0 billion related to foreign subsidiaries for which deferred tax assets and valuation allowance were recorded, amounting to JPY 41.9 billion and JPY 3.6 billion, respectively, and (ii) JPY 364.9 billion related to domestic companies for which deferred tax assets and valuation allowance were recorded, amounting to JPY 146.6 billion and JPY 15.5 billion, respectively. In determining the valuation allowance, we consider all available evidence, including those companies' respective financial condition and results of operations, future losses or income (to the extent that they can be reasonably projected), projected future reversals of taxable temporary differences, and our ability to realize tax benefits at the parent company level from subsidiary losses through tax planning strategies. In particular, we believe that those companies that have incurred losses and operating loss carryforwards will, in general, gradually improve their financial results in subsequent fiscal years, although such improvement will occur at a different pace at each company and in general cannot be predicted with enough certainty to avoid recording a valuation allowance.

         Net Income (Loss). Net loss for the fiscal year ended March 31, 2002 was JPY 312.0 billion, compared to net income of JPY 56.6 billion for the fiscal year ended March 31, 2001, a decrease of JPY 368.6 billion. Net loss per share was JPY 188.63. This mainly reflected the previously-mentioned loss before income taxes and equity in losses due to weak results of affiliated companies accounted for by the equity method.

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

         SEGMENT ANALYSIS

         The following table sets forth sales and profit by segment for the fiscal years ended March 31, 2001 and 2002:

                                                                             YEAR ENDED MARCH 31,
                                                                     ------------------------------------
                                                                          2001                  2002
                                                                     --------------        --------------
                                                                              (Billions of yen)
Sales:
     IT Solutions business......................................     JPY    2,228.5        JPY    2,209.1
     Network Solutions business.................................            1,834.4               1,957.2
     Electron Devices business..................................            1,228.9                 842.9
     Others.....................................................              742.4                 634.8
     Eliminations...............................................             (624.5)               (589.2)
Electronics business total......................................            5,409.7               5,054.8
Leasing business................................................                  -                  71.8
Eliminations....................................................                  -                 (25.6)
                                                                     --------------        --------------
Net sales.......................................................            5,409.7               5,101.0

Segment Profit (Loss):
     IT Solutions business......................................               84.1                  75.4
     Network Solutions business.................................               83.1                  53.4
     Electron Devices business..................................               68.3                (148.2)
     Others.....................................................               20.2                   3.0
     Eliminations...............................................              (16.9)                 (3.3)
Unallocated corporate expenses..................................              (53.6)                (39.7)
Electronics business total......................................              185.2                 (59.4)
Leasing business................................................                  -                   6.3
Eliminations....................................................                  -                  (2.4)
                                                                     --------------        --------------
Aggregate segment profit (loss).................................              185.2                 (55.5)
Income (loss) before income taxes...............................               92.3                (461.2)
Income (loss) before cumulative effect of accounting change.....               56.6                (309.4)
Net income (loss)...............................................               56.6                (312.0)

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

         Sales and segment profit figures by operating segment for the electronics business are presented below. Sales and segment profit figures for each segment include inter-segment transactions. See Note 23 to our consolidated financial statements.

         NEC SOLUTIONS

         Sales. NEC Solutions' sales for the fiscal year ended March 31, 2002 were JPY 2,209.1 billion, down 1% from the previous fiscal year. SI services for various industries such as manufacturing and communications fared well. In addition, by taking advantage of opportunities for valued-added services offered by BIGLOBE, sales of software and IT services grew. In hardware, higher sales of servers and other computers in connection with large-scale projects were more than offset by the persistence of weak domestic sales of PCs to consumers and corporate customers.

         Segment Profit. Segment profit for the fiscal year ended March 31, 2002 decreased by JPY 8.7 billion to JPY 75.4 billion. Software and services posted higher profit margins due to higher productivity in SI services and a stronger focus on software development. This profit was offset, however, by declining hardware profitability, particularly in servers and in PCs affected by a weak PC market. As a result, segment profit as a percentage of sales fell by 0.4 percentage points to 3.4%.

         NEC NETWORKS

         Sales. NEC Networks' sales for the fiscal year ended March 31, 2002 increased by 7% to JPY 1,957.2 billion. The main reasons for the increase were strong investment in 3G mobile communications systems by communications operators and strong mobile handset sales in Japan and increased overseas sales of fiber-optic submarine cable systems mainly in the first half, despite a sharp deterioration in market conditions in the second half.

         Segment Profit. Segment profit for the fiscal year ended March 31, 2002 declined by JPY 29.7 billion to JPY 53.4 billion. Segment profit as a percentage of sales decreased by 1.8 percentage points to 2.7%. Profit margins of mobile handsets improved on account of higher sales than the previous fiscal year in the domestic market, but were more than offset primarily by the falling profitability of network infrastructure, mainly optical networking equipment for overseas communications carriers.

         NEC ELECTRON DEVICES

         Sales. NEC Electron Devices' sales for the fiscal year ended March 31, 2002 decreased by 31% to JPY 842.9 billion. The deterioration of IT-related markets, including PCs and communications equipment, and the digital home electronics market continued. Accordingly, semiconductor and display businesses were hit hard by a sharp drop in demand for finished electronic products, resulting in decreases in sales in terms of both volume and price.

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

         OTHERS

         Sales. Sales in this segment were JPY 634.8 billion, down 15% from the previous fiscal year, due to the completion of the sale of our electronic testing and measuring equipment and resistor equipment businesses to a third party.

         Segment Profit. Segment profit was JPY 3.0 billion, down JPY 17.3 billion, due to lower sales of semiconductor manufacturing equipment and slimmer profit margins.

    B.   LIQUIDITY AND CAPITAL RESOURCES.

         We maintain credit facilities that we believe are sufficient to meet our short and long-term funding needs. For short-term financing, we rely primarily on commercial paper (CP) in Japan to provide short-term financing for operating purposes. We have a JPY 500 billion CP program. For long-term financing, we have a JPY 300 billion straight bond issuance program in Japan.
In addition, NEC's U.S. financial subsidiary has a $500 million medium-term note

(MTN) program, and NEC and its U.K. financial subsidiary jointly have a $2,000 million MTN program. See Note 8 to the consolidated financial statements for more detailed information regarding our short-term borrowings and long-term debt. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 15 to our consolidated financial statements for information regarding our use of financial instruments to reduce our exposure to interest rate risk.

         Our liquidity policy is to maintain a level of cash and cash equivalents, including committed credit facilities, equivalent to approximately one month of net sales. Cash and cash equivalents, together with committed credit facilities established with financial institutions in Japan, were JPY 734.3 billion as of March 31, 2003. This is equivalent to 1.9 times average monthly sales in the fiscal year ended March 31, 2003. This level mainly reflected our policy of retaining a more-than-adequate supply of cash and cash equivalents in anticipation of further uncertainty in the Japanese financial markets and rapidly arising capital-expenditure needs in the semiconductor business, and an enlargement in our committed credit facilities to JPY 390 billion. Of this amount, JPY 100 billion represents a three-year committed credit facility established in the fiscal year ended March 31, 2003 to ensure stable liquidity over the long term. This long-term committed credit facility contains a clause that will revoke the credit facility in the event that our rating (Rating and Investment Information, Inc.) is downgraded by 5 notches, from A at present to BB+ or lower.

         Our basic policy is to maintain a balanced mix of fund procurement from debt and capital market instruments, with the emphasis on long-term funds. As of March 31, 2003, long-term fund procurement accounted for 70% of total funds procured, up 2 percentage points from the end of the previous fiscal year. Meanwhile, the use of capital market instruments accounted for 59% of total funding, down 7 percentage points from the end of the previous fiscal year. This reflected the repayment of interest-bearing debt mainly through the redemption of straight bonds and commercial paper using funds which were generated internally through measures to increase asset efficiency.

         As of March 31, 2003, our short-term credit rating was a-1 (Rating and Investment Information, Inc.) and our long-term credit ratings were Baa2 (Moody's Investors Service) and A (Rating and Investment Information, Inc.). Our long-term credit rating from Rating and Investment Information, Inc. was lowered from A+ to A in December 2002. However, this has not affected our ability to procure funds.

         ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

         As of March 31, 2003, the leasing business, which was consolidated during the fiscal year ended March 31, 2002, is accounted for by the equity method, following the sale of a portion of our ownership interest in NEC Leasing in March 2003. We believe that the following comparison between the condensed consolidated balance sheets as of March 31, 2002 treating the leasing business as an equity method affiliated company and the condensed consolidated balance sheet as of March 31, 2003 is useful.

         CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                    CONDENSED CONSOLIDATED
                                                                                  BALANCE SHEETS, ACCOUNTING
                                                                                     FOR LEASING BUSINESS
                                          CONDENSED CONSOLIDATED BALANCE SHEETS,     BY THE EQUITY METHOD
                                          --------------------------------------  --------------------------
                                                                       AS OF MARCH 31
                                          ------------------------------------------------------------------
                                                2002                  2003                    2002
                                          ---------------        ---------------     -----------------------
                                                                (Millions of yen)
ASSETS:
     Cash and cash equivalents            JPY     377,772        JPY     344,345          JPY     348,021
     Notes and accounts receivable...             905,069                821,985                  938,179
     Current portion of Investment
       in leases.....................             251,947                      -                        -
     Inventories.....................             650,043                553,820                  650,043

     Other current assets                         220,205                199,892               189,086
     Investments and long-term
       receivables.....................           875,892                466,100               640,957
     Property, plant and equipment.....           959,577                838,341               939,470
     Other.............................           770,378                878,817               758,115
                                          ---------------        ---------------       ---------------
         Total assets..................   JPY   5,010,883        JPY   4,103,300       JPY   4,463,871
LIABILITIES AND SHAREHOLDERS' EQUITY:
     Interest-bearing debt.............   JPY   2,259,705        JPY   1,487,093       JPY   1,696,739
     Other liabilities.................         1,956,246              2,024,350             1,987,805
     Minority interests................           132,817                135,613               117,212
     Preferred securities issued
       by a subsidiary.................            97,200                 97,800                97,200
     Shareholders' equity..............           564,915                358,444               564,915
                                          ---------------        ---------------       ---------------
         Total liabilities and
           Shareholders' equity........   JPY   5,010,883        JPY   4,103,300       JPY   4,463,871
                                          ===============        ===============       ===============

         Total assets at the end of the fiscal year ended March 31, 2003 were JPY 4,103.3 billion, a decrease of JPY 907.6 billion from the previous fiscal year. This mainly reflected a JPY 547.0 billion decrease in investment in leases and other assets due to the sale of part of our interest in NEC Leasing. Other factors included a decrease in the value of investments due to falling stock prices, the sale of equity securities, and a significant decrease in accounts receivable and inventories due to efforts to raise asset efficiency.

         Current assets at the end of the fiscal year ended March 31, 2003 were JPY 1,920.0 billion, down JPY 485.0 billion from the end of the previous fiscal year. The deconsolidation of the leasing business contributed JPY 279.7 billion of the decrease. Notes and accounts receivable decreased by JPY 83.1 billion to JPY 822.0 billion due to efforts to promote the collection of accounts receivable and reflecting the fourth quarter sales decrease. Inventories decreased by JPY 96.2 billion to JPY 553.8 billion due to measures to shorten production lead times through manufacturing innovations and production adjustments.

         Investments and long-term receivables decreased by JPY 409.8 billion to JPY 466.1 billion as compared with the end of the previous fiscal year. This decrease mainly reflected the impact of a JPY 234.9 billion decrease in investments in leases due to the exclusion of the leasing business from consolidation. Another factor was a decline in marketable securities, reflecting a weak stock market and the sale of marketable securities aimed at raising asset efficiency.

         Property, plant and equipment at the end of the fiscal year ended March 31, 2003 decreased by JPY 121.2 billion to JPY 838.3 billion as compared with the end of the previous fiscal year. The main reason for the decrease was actions taken to improve our financial position through the sale of real estate and facilities and the leasing of production facilities.

         Other assets at the end of the fiscal year ended March 31, 2003 totaled JPY 878.8 billion, an increase of JPY 108.4 billion as compared with the end of the previous fiscal year. The main contributing factor was the recording of deferred tax assets due to an increase in the minimum pension liability adjustment reflecting the underfunded benefit obligations.

         Current and long-term liabilities as of the end of the fiscal year ended March 31, 2003 decreased by JPY 704.5 billion from the end of the fiscal year ended March 31, 2002 to JPY 3,511.4 billion. Interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt, bonds, and long-term debt, decreased by JPY 772.6 billion to JPY 1,487.1 billion. The decrease includes the effect of deconsolidation of NEC Leasing, which was JPY 563.0 billion.

         Accrued pension and severance costs increased by JPY 238.0 billion to JPY 705.6 billion as compared with the end of the previous fiscal year. This mainly reflected negative investment returns on pension plan assets due to weak stock markets and a reduction of the discount rate.

         Shareholders' equity as of end of the fiscal year ended March 31, 2003 decreased by JPY 206.5 billion to JPY 358.4 billion as compared with the end of the previous fiscal year. This was mainly due to the net loss in the fiscal year under review and an increase of JPY 181.0 billion in loss in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) is the sum of foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The increase in loss in accumulated other comprehensive income (loss) in the fiscal year ended March 31, 2003 was mainly due to two factors. One factor was an increase of JPY 132.2 billion in the minimum pension liability adjustment due to negative investment returns and a reduction of the discount rate. The other factor included a decrease in unrealized gains (losses) on marketable securities of JPY 45.2 billion due to the sale of securities and worsening market conditions. As a result, the shareholders' equity ratio at the end of the fiscal year ended March 31, 2003 declined to 8.7% from 11.3% at the end of the fiscal year ended March 31, 2002.

         CASH FLOWS

                                                                           YEAR ENDED MARCH 31,
                                                           ------------------------------------------------
                                                                2001             2002             2003
                                                           --------------   --------------   --------------
                                                                           (Billions of yen)
NET CASH PROVIDED BY (USED IN):
     Operating activities.............................     JPY      360.5   JPY      136.6    JPY     247.5
     Investing activities.............................             (111.5)          (203.5)           (11.6)
     Financing activities.............................             (240.0)            55.7           (262.7)
Effect of exchange rate changes on cash and cash
   equivalents........................................                3.9              2.1             (6.6)
                                                           --------------   --------------    -------------
Net increase (decrease) in cash and cash equivalents..     JPY       12.9   JPY       (9.1)   JPY     (33.4)
                                                           ==============   ==============    =============

         Cash and cash equivalents at the end of the fiscal year ended March 31, 2003 were JPY 344.3 billion, down JPY 33.4 billion from the end of the fiscal year ended March 31, 2002.

         Net cash provided by operating activities in the fiscal year ended March 31, 2003 was JPY 247.5 billion, an increase of JPY 110.9 billion as compared with the previous fiscal year. This increase mainly reflected a significantly smaller net loss for the fiscal year ended March 31, 2003.

         Net cash used in investing activities in the fiscal year ended March 31, 2003 was JPY 11.6 billion, a decrease of JPY 192.0 billion as compared with the previous fiscal year. The decrease mainly reflected lower cash outlays for new property, plant and equipment due to selective capital investments. Cash inflow was generated by proceeds from the sale of marketable securities, reflecting renewed efforts to sell marketable securities of diminished significance.

         Net cash used in financing activities in the fiscal year ended March 31, 2003 was JPY 262.7 billion. The decrease reflected the redemption of bonds and CP.

         We have bonds of aggregated JPY 168.5 billion which have due date within one year from March 31, 2003, including convertible bond of JPY 118.5 billion, and straight bonds of JPY 50.0 billion has already redeemed by submission date.

         For a discussion of our capital expenditures, see "Item 4.A. Information on the Company--History and Development of the Company--Capital Expenditures and Divestures." For a discussion of our R&D expenditures, see "-- Research and Development, Patents and Licenses, etc."

    C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Since the establishment of our first research laboratory in 1939, we have consistently recognized that our R&D activities are a critical component of our success. We will therefore continue to devote significant financial, personnel and other resources to R&D efforts.

         The table below sets forth information with respect to our R&D expenditures for the periods shown:

                                                                  YEAR ENDED MARCH 31,
                                                  ----------------------------------------------------
                                                     2001                  2002               2003
                                                  -----------          -----------         -----------
                                                                      (Billions of yen)
R&D expenses..............................        JPY   345.0          JPY   333.6         JPY   296.2
As a percentage of net sales..............                6.4%                 6.5%                6.3%

         R&D expenses in the fiscal year ended March 31, 2003 at the IT Solutions business, the Network Solutions business, the Electron Devices business, and others, were JPY 42.1 billion, JPY 117.6 billion, JPY 105.7 billion, and JPY 30.8 billion, respectively.

         We conduct R&D activities at laboratories and at each business line.

         Laboratories conduct medium and long-term R&D activities to develop fundamental technologies that will form the basis for our future operations and new technologies that will significantly expand the operations of each business line. These activities take place in various specialized laboratories located in Japan, the United States, and Europe.

         Our business lines conduct product and technology development at their own respective divisions. The activities of each of these business lines are closely related to the operating activities and targeted markets of each business line. Laboratories collaborate closely with each of these business lines in product and technology development activities.

         We conduct R&D activities in the areas of:

         - Internet application platforms focused on e-commerce application platforms and mission critical systems;

         - Broadband network systems and network solutions focused on mobile communications systems such as mobile handsets and third and fourth-generation mobile communications systems;

         -        Integrated IT and network systems;

         -        Semiconductor devices, focusing on system LSIs; and

         - Fundamental research in technologies needed to create new businesses, such as nanotechnology, biology and IT convergence technologies, and quantum IT.

    D.   TREND INFORMATION.

         RECENT TRENDS

         In the fiscal year ended March 31, 2003, the world economy showed signs of a gradual recovery driven mainly by the United States and Asia during the first half ended September 30, 2002, while uncertainty intensified in the second half ended March 31, 2003, due mainly to the war in Iraq.

         Regarding Japan's economy, exports mainly to the United States and Asia expanded in the first half ended September 30, 2002, and consumer spending made relatively steady growth, leading the economy towards recovery. In the second half ended March 31, 2003, however, concerns over the economic downswing increased, due to slowdown of exports, the weak stock prices reflecting uncertainty regarding the growth of the world economy due to the war in Iraq, and the slowdown in the growth of consumer spending.

         In the electronics industry, although the demand for SI services and digital consumer products grew steadily, demand for PCs and communications equipment remained flat and the market overall continued to show adverse conditions.

         Moreover, the business environment in which we operate changed drastically, as illustrated by the advancement of technological integration in the fields of IT and network, the change in the competitive structure of the semiconductor industry, the intense price competition stemming from the rise of Chinese companies, and the increase of overseas production by EMS companies.

         OUTLOOK

         Regarding the fiscal year ending March 31, 2004, although we anticipate the difficult conditions in the telecommunications infrastructure business to continue, we expect our consolidated net sales to increase as a result of the planned introduction of our mobile handset business in overseas markets. Due to strong achievements in company-wide restructuring and reductions in material costs, we expect that consolidated net income would increase compared with the previous fiscal year.

         On September 1, 2002, we received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of our contributory defined benefit pension plans, over which the Japanese government will take responsibility. We, upon the final approval from the Japanese government during the year ending March 31, 2004, will be relieved of all past obligations under the governmental welfare component of the plans, with the transfer to the Japanese government of certain specified amounts which will be provided from the assets of our pension plans. We will account for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction. We expect that this transaction would result in a decrease of benefit obligations and increase of shareholders' equity compared with the end of previous fiscal year.

         For additional trend information, see "--Operating Results."

    E.   OFF-BALANCE SHEET ARRANGEMENTS.

         We securitize receivables by selling certain trade receivables, including investments in leases through the date of sale of a portion of our ownership interest in NEC Leasing in March 2003, to a special purpose entity
(SPE), without recourse. The purpose of such securitization is to enhance asset efficiency and eliminate the risk associated with a default on trade receivables, which is significant to us for improvement of our balance sheet. We retain subordinated interests in some cases for trade receivables sold. As of March 31, 2003, securitized trade receivables totaled JPY 233.8 billion. See
Note 16 to our consolidated financial statements for more information regarding the securitization of our receivables.

         We also sell a portion of our land, buildings, facilities, and equipment to SPEs, leasing them back, for the purpose of eliminating risks associated with a fall in asset value or obsolete production facilities. These transactions are treated as operating leases for accounting purposes. As of March 31, 2003, operating leases were JPY 220.1 billion. See Note 21 to our consolidated financial statements for more information regarding our leasing arrangements.

         Neither we, nor our directors or employees, have any investments in these SPEs. The SPEs used in connection with the securitization of receivables are not consolidated if the SPE is a qualifying SPE. In addition, SPEs used in connection with the securitization of receivables and the leasing of property are not consolidated when an independent third party absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity.

         The amount of off-balance sheet arrangements as of March 31, 2002 and 2003 were as follows:

                                                                          AS OF MARCH, 31
                                                             ----------------------------------------
                                                                   2002                     2003
                                                             ----------------           -------------
                                                                        (Billions of yen)
Securitized trade receivables and investment in leases...    JPY        286.8           JPY     233.8
Operating leases.........................................               206.6                   220.1
                                                             ----------------           -------------
Total....................................................    JPY        493.4           JPY     453.9
                                                             ================           =============

    F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

         The status of our contractual obligations as of March 31, 2003 were as follows:

                                                                          PAYMENTS DUE BY PERIOD
                                              ---------------------------------------------------------------------------
                                                TOTAL       LESS THAN 1 YEAR      1-3 YEARS      3-5 YEARS       5+ YEARS
                                             -----------    ----------------      ---------     ----------       --------
                                                                           (Billions of yen)
Long-term debt excluding capital leases      JPY 1,223.0      JPY    256.4      JPY  359.3    JPY   262.6      JPY  344.7
Capital leases.......................               51.7              14.6            22.8           11.9             2.4
Operating leases.....................              165.6              40.9            50.8           19.0            54.9
                                             -----------      ------------      ----------    -----------      ----------
     Total...........................        JPY 1,440.3      JPY    311.9      JPY  432.9    JPY   293.5      JPY  402.0

         Commitments for contractual obligations on the purchase of property, plant, and equipment were approximately JPY 10.0 billion and will be paid within approximately one year.

         The balance of guarantees, excluding guarantees for employees (maximum guarantee period: 21 years) was JPY 94.1 billion. Guarantees with periods less than 1 year, 1 to 3 years, 3 to 5 years, and 5 years or more were JPY 43.9 billion, JPY 34.5 billion, JPY 8.2 billion, and JPY 7.5 billion, respectively.

    G.   SAFE HARBOR

         See discussion under "Forward-Looking Statements."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

    A.   DIRECTORS AND SENIOR MANAGEMENT.

         Set forth below are the members of the board of directors and corporate auditors of NEC as of August 29, 2003, together with their respective dates of birth, positions, and remaining length of term of office as director or corporate auditor. All members of the board mentioned below, except for Toshio Morikawa, Advisor to Sumitomo Mitsui Banking Corporation, Koichi Kimura, Special Advisor to Daiwa Institute of Research Ltd., and Akira Uehara, President of the Taisho Pharmaceutical Co. Ltd., are also corporate officers of NEC.

                                              TERM
       NAME             DATE OF BIRTH        EXPIRES                               POSITION
-----------------     ------------------    ---------         --------------------------------------------------
Hajime Sasaki         April 6, 1936         June 2004         Chairman of the Board
                                                                 (Representative Director)
Koji Nishigaki        June 22, 1938         June 2004         Vice Chairman of the Board
                                                                 (Representative Director)
Akinobu Kanasugi      April 17, 1941        June 2005         President and Member of the Board
                                                                 (Representative Director)
Mineo Sugiyama        July 22, 1939         June 2005         Senior Executive Vice President and Member of the
                                                                 Board (Representative Director)
Shigeo Matsumoto      December 29, 1940     June 2005         Executive Vice President and Member of the Board
Yoshio Omori          December 22, 1939     June 2005         Executive Vice President and Member of the Board
Kaoru Yano            February 23, 1944     June 2005         Executive Vice President and Member of the Board
Toshiro Kawamura      July 7, 1942          June 2005         Executive Vice President and Member of the Board
Makoto Maruyama       March 22, 1941        June 2005         Senior Vice President and Member of the Board
Shunichi Suzuki       February 20, 1945     June 2004         Senior Vice President and Member of the Board
Tsutomu Nakamura      June 12, 1948         June 2004         Senior Vice President and Member of the Board
Kazumasa Fujie        July 18, 1944         June 2005         Senior Vice President and Member of the Board
Toshio Morikawa       March 3, 1933         June 2004         Member of the Board
Koichi Kimura         January 6, 1936       June 2005         Member of the Board
Akira Uehara          April 5, 1941         June 2004         Member of the Board
Tatsuo Sakairi        October 15, 1937      June 2007         Corporate Auditor
Kenji Usui            October 19, 1942      June 2004         Corporate Auditor
Tsuneo Kabe           March 9, 1927         June 2004         Corporate Auditor
Shinichi Yokoyama     September 10, 1942    June 2007         Corporate Auditor

         Board members and corporate auditors may be contacted through NEC's headquarters: c/o NEC Corporation, 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan.

         The following is a brief biography of each of NEC's board members, most of whom are also corporate officers, and corporate auditors.

         Hajime Sasaki has been the Chairman of the Board since March 1999. Mr. Sasaki served as Senior Executive Vice President from June 1996 until March 1999 and has been a member of the board since June 1988.

         Koji Nishigaki became Vice Chairman of the Board in March 2003. Mr. Nishigaki served as President from March 1999 to March 2003 and has been a member of the board since June 1990.

         Akinobu Kanasugi became President in March 2003. Mr. Kanasugi served as Executive Vice President from June 2000 to March 2003 and as Company President of NEC Solutions from April 2000 to April 2003. He has been a member of the board since June 1995.

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

         Yoshio Omori has been an Executive Vice President since October 2002. Mr. Omori was elected to the board of directors in June 1997 and served as Senior Vice President from June 1997 to October 2002. Prior to joining NEC, Mr. Omori served as the Director General of the Cabinet Information Research Office of Japan from March 1993 until April 1997.

         Kaoru Yano has been an Executive Vice President since October 2002. Mr. Yano was elected to the board of directors in June 1995 and served as Senior Vice President from June 1999 to October 2002. He was also the Company President of NEC Networks from April 2002 to April 2003.

         Toshiro Kawamura has been an Executive Vice President since April 2003. Mr. Kawamura was elected to the board of directors in June 2001 and served as Senior Vice President from June 2001 to April 2003. He was also the Company Deputy President of NEC Solutions from June 2001 to April 2003.

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

         Tsutomu Nakamura has been a Senior Vice President and member of the board since April 2002. Mr. Nakamura served as Associate Senior Vice President from June 2000 until April 2002 and also served as Company Deputy President of NEC Networks from April 2002 until April 2003.

         Kazumasa Fujie was elected to his current position as Senior Vice President and member of the board in June 2003. After resigning from the board of directors when NEC reduced the number of board members by approximately half in April 2000, Mr. Fujie served as Associate Senior Vice President until June 2003. He also served as Company Deputy President of NEC Networks from April 2002 until April 2003.

         Toshio Morikawa has been a member of the board since June 2000. Mr. Morikawa was the Chairman of the Board of The Sumitomo Bank, Ltd. from June 1997 to March 2001, and currently is an Advisor to Sumitomo Mitsui Banking Corporation.

         Koichi Kimura has been a member of the board since June 2001. Mr. Kimura served as Vice Chairman of Daiwa Institute of Research Ltd. from October 1998 until June 2000. In June 2000, he became Special Advisor to Daiwa Institute of Research Ltd.

         Akira Uehara has been a member of the board since June 2002. Mr. Uehara has been the President of the Taisho Pharmaceutical Co. Ltd. since June 1982.

         Tatsuo Sakairi has been a corporate auditor since June 2000. Mr. Sakairi was a member of the board from June 1989 until April 2000. Mr. Sakairi served as Senior Executive Vice President from June 1998 until April 2000, and as Executive Advisor from April 2000 until June 2000.

         Kenji Usui has been a corporate auditor since June 2001. Mr. Usui served as Senior Vice President of NEC-Mitsubishi Electric Visual Systems Corporation from January 2000 until June 2001. He served as Senior Vice President of NEC Home Electronics, Ltd. from June 1998 to January 2000.

         Tsuneo Kabe has been a corporate auditor since June 2001. Mr. Kabe was appointed as a justice of the Supreme Court of Japan from May 1990 until he retired in March 1997. Mr. Kabe is currently an attorney at law of Ishizawa, Ko & Sato.

         Shinichi Yokoyama has been a corporate auditor since June 2003. Mr. Yokoyama served as President and as President and Chief Executive Officer of Sumitomo Life Insurance Company, respectively, from July 2001 to April 2002 and from April 2002 to the present.

         No family relationship exists among any of NEC's board members, corporate officers, and corporate auditors. We do not have any arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any member of NEC's board was elected to his position at NEC.

    B.   COMPENSATION.

         For the fiscal year ended March 31, 2003, NEC and its subsidiaries paid NEC's board members an aggregate compensation, including bonuses and retirement allowances, of JPY 532 million and NEC's corporate auditors an aggregate compensation of JPY 60 million. None of the board members or corporate auditors received any benefits in kind.

         For the fiscal year ended March 31, 2003, NEC and its subsidiaries accrued aggregate amounts to provide pension, retirement, or similar benefits to their board members and corporate auditors of JPY 145 million and JPY 6 million, respectively.

         For information on NEC's stock option plans, see "--Share Ownership --Stock Option Plan."

    C.   BOARD PRACTICES.

TERM

         All of NEC's board members and corporate auditors are elected by a general meeting of shareholders. The regular term of office of a board member is two years. The term of office of corporate auditors elected prior to June 19, 2003 is three years from the date of their election, and the term of office of corporate auditors elected at or after the ordinary general meeting of shareholders held on June 19, 2003 is four years from the date of their election. Board members and corporate auditors may serve any number of consecutive terms. There is no regular term of office for corporate officers.

         For additional information on terms, see "--Directors and Senior Management."

BOARD OF DIRECTORS AND CORPORATE AUDITORS

         NEC's articles of incorporation provide for a board of directors of not more than 40 members and for not more than five corporate auditors. There is no maximum age limit for board members. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.

         In April 2000, NEC introduced a new corporate officer system in order to facilitate efficient and more responsive decision-making and draw clearer lines of responsibility, and NEC reduced the number of its board members by approximately half.

         Currently, NEC has 15 board members. Corporate officers have the responsibility to manage NEC's business operations. The board members oversee the corporate officers and set fundamental strategies for NEC.

         The board of directors has the ultimate responsibility for the administration of NEC's affairs. The board of directors may elect by resolution, a chairman, a vice chairman, a president, and other corporate officers, including senior executive vice presidents, executive vice presidents, and senior vice presidents. The board of directors designates by resolution, from among its members, representative directors who generally have the authority to individually represent NEC in the conduct of its affairs.

         Under the Commercial Code of Japan, board members must refrain from engaging in any business that is in competition with NEC unless approved by a board resolution, and no board member may vote on a proposal, arrangement, or contract in which that board member is deemed to be materially interested.

         Neither the Commercial Code of Japan nor NEC's articles of incorporation contain provisions relating to the retirement age of NEC's board members and corporate auditors, or to a requirement of NEC's board members and corporate auditors to hold any shares of NEC's capital stock. In accordance with Japanese practice, when a board member or corporate auditor retires, a proposal to pay a retirement allowance is submitted to a general meeting of shareholders for approval. The amount of the retirement allowance generally reflects the position of the board member or corporate auditor, as the case may be, at the time of his or her retirement, length of service as a board member or corporate auditor, as the case may be, and contribution to NEC's operations. NEC has a retirement plan for NEC's board members, corporate auditors, and employees. There are no service contracts between any NEC board member and NEC or any of its subsidiaries which provide for benefits upon the termination of such board member's employment.

         The Commercial Code of Japan requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as corporate officers, and to establish, change, or abolish material corporate organizations such as a branch office.

         Pursuant to the Commercial Code of Japan and NEC's articles of incorporation, NEC may enter into a liability limitation agreement with outside directors which limits the maximum amount of their liability for damages arising from actions stipulated in Item 5 of Paragraph 1, Article 266 of the Commercial Code of Japan to the higher of either a fixed amount which is not less than JPY 15,000,000 or the amount stipulated by the Commercial Code of Japan, provided that such directors acted in good faith and without gross negligence.

         Corporate auditors are not required to be and are not certified public accountants. At least one corporate auditor must be a person who has not been a board member or employee of NEC or any of its subsidiaries during the five-year period prior to his or her election as a corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least half of NEC's corporate auditors must be persons who have not been board members or employees of NEC or any of its subsidiaries. A corporate auditor may not simultaneously be a board member or an employee of NEC or any of its subsidiaries. Corporate auditors have the statutory duty to examine NEC's consolidated and non-consolidated financial statements and the business reports which are made available by the board of directors at the general meetings of shareholders and, based on such examination, to report their opinions to shareholders. They also have the statutory duty to supervise the administration by the board members of NEC's affairs. Corporate auditors are obligated to attend the meetings of the board of directors but are not entitled to vote.

         The corporate auditors constitute the board of corporate auditors. Under the Commercial Code of Japan and the Law Concerning Special Measures to the Commercial Code with Respect to Audit of Corporations of Japan, the board of corporate auditors has a statutory duty to prepare and submit its audit report to the board of directors each year. A corporate auditor may note an opinion in the audit report if his or her opinion differs from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the method of examination by corporate auditors of NEC's affairs and financial position, and other matters concerning the performance of the duties of corporate auditors.

         For additional information on terms, see "--Directors and Senior Management."

    D.   EMPLOYEES.

         As of March 31, 2003, we had approximately 145,800 employees on a consolidated basis, approximately 80% of whom were located in Japan and 20% outside Japan. Approximate numbers of employees by each segment are as follows:

                                                                               NUMBER OF EMPLOYEES
                                                                               -------------------
IT Solutions Business..............................................                  48,100
Network Solutions Business.........................................                  31,900
Electron Devices Business..........................................                  44,100
Others.............................................................                  21,700

         We had approximately 141,900 employees and approximately 149,900 employees as of March 31, 2001 and March 31, 2002, respectively.

         Since 1952, NEC has had a comprehensive labor contract with NEC Workers' Union covering, in general, conditions of employment other than salary, wages, bonuses, and retirement benefits. This contract, which provides that all of NEC's permanent employees except management and other specified personnel must become union members, has been renegotiated from time to time and the present agreement extends until March 31, 2004. The permanent employees of NEC's consolidated subsidiaries are covered by separate labor contracts. We believe that our labor-management relations are good.

    E.   SHARE OWNERSHIP.

SHARE OWNERSHIP

         As of May 31, 2003, NEC's board members, most of whom are also corporate officers, and corporate auditors together owned 145,225 shares of common stock, representing 0.01% of the total outstanding shares. None of NEC's board members or corporate auditors is the beneficial owner of more than 1% of NEC's shares of common stock.

STOCK OPTION PLAN

         At the ordinary general meeting of shareholders held on June 29, 2000, NEC's shareholders approved a stock option plan (the "2000 stock option plan") for board members, corporate officers, and specified upper-level employees, under which no more than 320,000 shares of common stock of NEC may be purchased for an aggregate price not exceeding JPY 1,200 million. NEC will hold shares purchased under the 2000 stock option plan and reserve them for transfer to NEC's board members, corporate officers, and specified upper-level employees upon the exercise of their options. The aggregate number of shares to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2000 stock option plan is 190,000 shares. The exercise price of the options is currently JPY 3,400 per share, subject to adjustment if there is a stock split or consolidation of shares or if new shares are issued at a price less than the market price. The options can be exercised from July 1, 2002 to June 30, 2006. The options lapse automatically upon the optionholder's death and generally expire one year after the termination of the optionholder's service with NEC.

         At the ordinary general meeting of shareholders held on June 21, 2001, NEC's shareholders approved a second stock option plan (the "2001 stock option plan") with terms and conditions substantially the same as those of the 2000 stock option plan. The aggregate number of shares of common stock of NEC to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2001 stock option plan is 201,000 shares.

The exercise price per share of the options is currently JPY 1,876 per share. The options can be exercised from July 1, 2003 to June 30, 2007.

         At the ordinary general meeting of shareholders held on June 20, 2002, NEC's shareholders approved a third stock option plan (the "2002 stock option plan") under which NEC may issue stock acquisition rights (the "Rights") to board members, corporate officers, and certain upper-level employees of NEC and certain executives of NEC's subsidiaries in Japan pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. Holders of the Rights are entitled to acquire 1,000 shares of common stock of NEC per Right upon the exercise of the Rights. Under the 2002 stock option plan, 358 Rights were issued. The aggregate number of shares to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding Rights is 192,000 shares. The exercise price of the Rights is currently JPY 916 per share, subject to adjustment if there is a stock split or consolidation of shares or if new shares are issued at a price that is less than the market price. The Rights can be exercised from July 1, 2004 to June 30, 2008. The Rights expire one year after their holder ceases to be a board member, corporate officer, or employee of NEC or its subsidiaries.

         At the ordinary general meeting of shareholders held on June 19, 2003, NEC's shareholders approved a fourth stock option plan (the "2003 stock option plan"), with terms and conditions substantially the same as those of the 2002 stock option plan. Under the 2003 stock option plan, 314 Rights were issued. The aggregate number of shares of common stock of NEC to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding Rights is 183,000 shares. The exercise price of the Rights is currently JPY 793 per share. The Rights can be exercised from July 1, 2005 to June 30, 2009. The Rights expire one year after their holder ceases to be a board member, corporate officer, or employee of NEC or its subsidiaries.

         NEC does not have any other arrangements for involving its employees in the capital of NEC, including any arrangement that involves the issue or grant of options, shares, or securities of NEC.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

    A.   MAJOR SHAREHOLDERS.

         As of March 31, 2003, NEC had 216,977 registered shareholders. NEC's shareholders do not have different voting rights. The ten largest shareholders of NEC's common stock appearing on its register of shareholders at that date were as follows:

                                                                  NUMBER OF SHARES OF    PERCENTAGE OF SHARES OF
SHAREHOLDER                                                        COMMON STOCK HELD        COMMON STOCK HELD
--------------------------------------------------------------    -------------------    -----------------------
Japan Trustee Services Bank, Ltd. (Trust Account).............         70,211,500                      4.24%
Sumitomo Life Insurance Company...............................         53,000,000                      3.20
The Master Trust Bank of Japan................................         52,160,000                      3.15
Nippon Life Insurance Company.................................         47,750,675                      2.88
The Dai-ichi Mutual Life Insurance Company....................         42,719,000                      2.58
The Chase Manhattan Bank, N.A., London........................         40,333,479                      2.44
The Chase Manhattan Bank, N.A., London, S.L. Omnibus Account..         30,398,547                      1.84
Mitsui Sumitomo Insurance Company, Limited....................         29,309,670                      1.77
NEC Employee Shareholding Association.........................         27,137,461                      1.64
Japan Trustee Services Bank, Ltd. (Re-trust of The Sumitomo
Trust and Banking Company, Limited / Sumitomo Corporation
Pension and Severance Payments Trust Account).................         23,299,000                      1.41
                                                                      -----------                     -----
     Total....................................................        416,319,332                     25.14%
                                                                      ===========                     =====

         NEC received from Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A., and Capital Research and Management Company, copies of reports concerning the bulk holding of shares of common stock (see the "Reporting of Substantial Shareholders" section under Item 10.B. "Memorandum and Articles of Association") indicating that, as of September 4, 2003, these companies jointly held 251,901,980 shares, or 15.21% of the total outstanding shares. NEC is unable to confirm their shareholdings because they did not appear on its register of shareholders.

         The record of ownership and distribution of NEC's shares of common stock appearing on the register of shareholders as of March 31, 2003, was as follows:

                                                                NUMBER OF    NUMBER OF SHARES    PERCENTAGE OF
                                                               SHAREHOLDERS        HELD           SHARES HELD
                                                               ------------  ----------------    -------------
Japanese government and local government..............                  1             72,000           0.00%
Japanese financial institutions.......................                324        654,446,050          39.51
Japanese securities companies.........................                126         27,475,209           1.66
Other Japanese corporations...........................              2,511        105,265,036           6.36
Foreign institutions and individuals (1)..............                732        332,199,941          20.06
Japanese individuals and others.......................            213,283        536,809,953          32.41
                                                                  -------      -------------         ------
     Total............................................            216,977      1,656,268,189         100.00%
                                                                  =======      =============         ======

------------------------
(1) 86,238,906 shares, or 5.20%, of NEC's outstanding common stock was owned by 106 U.S. shareholders of record, one of whom is the ADR depositary's nominee holding 8,273,119 shares, or 0.50%, of NEC's outstanding common stock.

    B.   RELATED PARTY TRANSACTIONS.

         Since April 1, 2002, none of NEC's board members or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions which are material or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which NEC is a party.

         In the ordinary course of business and at an arm's length basis, NEC purchases from and sells to its affiliated companies accounted for by the equity method, certain materials, supplies and services. Such affiliated companies include NEC Personal Systems Minami-Kyusyu, Ltd., NEC Leasing, Ltd. (which became an affiliated company accounted by the equity method in March 2003), Nippon Electric Glass Co., Ltd., ANRITSU CORPORATION, Toyo Communication Equipment Co., Ltd., Elpida Memory, Inc., NEC-Mitsubishi Electric Visual Systems Corporation, Honda elesys Co., Ltd., NEC SCHOTT Components Corporation, Kaijo Corporation, SINCERE Corporation, NEC TOPPAN CIRCUIT SOLUTIONS, INC., PERNEC Corporation Berhad, Shanghai Hua Hong NEC Electronics Company, Limited, and Samsung NEC Mobile Display Co., Ltd. For the fiscal year ended March 31, 2003, NEC recorded total sales of approximately JPY 70.1 billion to, and total purchases of approximately JPY 54.1 billion from, these affiliated companies.
As of March 31, 2003, NEC had trade receivables of approximately JPY 12.9 billion owed by, and trade payables of approximately JPY 13.7 billion owed to, these affiliated companies.

         NEC does not consider the amounts involved in the above transactions to be material to its business. In addition to purchase and sales, NEC has entered into a number of contractual arrangements with its affiliated companies to govern their relationship in various areas, including competition, intellectual property, research, property lease, and administrative services. Please refer to
Note 3 to the consolidated financial statements for a more detailed explanation regarding NEC's transactions with these affiliated companies.

         Since April 1, 2002, no loans (or guarantees of any kind) have been made by NEC to its directors or corporate auditors, or close members of their families. NEC has guaranteed the repayment of loans owed by certain of its equity method affiliated companies, including Shanghai Hua Hong NEC Electronics Company, Limited. As of March 31, 2003, the total outstanding principal amount guaranteed by NEC for such affiliated companies was JPY 21.5 billion.

    C.   INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

    A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         See our consolidated financial statements beginning on page F-1 of this annual report.

         LEGAL PROCEEDINGS

         NEC and certain of its subsidiaries are currently engaged in a lawsuit with GE Warranty Management, Inc. in the Superior Court of California, Los Angeles County. The lawsuit concerns a claim for declaratory relief that two of NEC's subsidiaries initiated against GE Warranty Management, Inc. in December, 2001 and a cross-claim by GE Warranty against NEC and the two NEC subsidiaries. In its cross-complaint, GE Warranty seeks reimbursement of costs it allegedly incurred in connection with warranty contracts that it issued to purchasers of computers previously manufactured by the two NEC subsidiaries, punitive damages and attorneys fees.

         GE Warranty's cross-complaint allegedly claims in its own right and as subrogee of the consumers with whom it had executed service warranty agreements. In a series of Statements of Decision dated March 5, 2003, April 10, 2003 and July 8, 2003, the trial court ruled that GE Warranty could not pursue any claim for damages against NEC or its subsidiaries, either in its own right or as subrogee of the service contract owners. GE Warranty has expressed its intention to appeal these rulings. NEC and the subsidiaries involved in the lawsuit are vigorously defending against GE Warranty's claim, and concur with the view of the trial court that the claims have no basis in either law or fact.

         Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., and NEC Electronics America, Inc., an indirect U.S. subsidiary of NEC, received grand jury subpoenas from the U.S. District Court for the Northern District of California on June 19, 2002 and May 30, 2003, respectively, seeking information in connection with an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the DRAM industry. We understand that many of the companies in the U.S. DRAM industry have received similar subpoenas in connection with this investigation. NEC Electronics America transferred substantially all of its DRAM business to Elpida Memory (USA) in March 2001. Elpida Memory (USA), however, did not assume the legal responsibilities or obligations relating to DRAMs produced or sold by NEC Electronics America prior to such transfer. Elpida Memory is also subject to a similar investigation being conducted by the Director-General for Competition, Cartels Unit of the European Commission. Subsequent to the announcement of the U.S. investigation, Elpida Memory (USA) and other DRAM manufacturers subject to the same investigation were named in 20 federal and state class action civil antitrust lawsuits seeking treble damages in unspecified amounts and an injunction against the allegedly unlawful conduct. General discovery has not proceeded in these lawsuits pending the outcome of the grand jury investigation. All the federal class action cases have been or will be transferred to the U.S. District Court for the Northern District of California (San Francisco) for consolidated proceedings. All of the class action lawsuits filed against Elpida Memory (USA) under California state law have been or will be consolidated for pretrial purposes before the Superior Court for the City and County of San Francisco. Counsel for the plaintiffs in the federal antitrust cases have indicated that it was their intent to file an amended consolidated complaint against all the defendants in the various cases. We are unable to predict the outcomes of the investigations, the costs that we may incur in connection with the investigations or the related civil proceedings or the impact the final resolutions of the investigations or the related civil proceedings might have on our operations or financial condition.

         The U.S. House Energy and Commerce Committee is currently undertaking an investigation into possible fraud, waste and abuse in the management of the E-Rate program, which is administered by the Federal Communications Commission and pays for telecommunications services and related equipment for public schools and libraries. As a part of this investigation, NEC Business Network Solutions, Inc., an indirect U.S. subsidiary of NEC, and 12 other U.S. companies have been requested to furnish information to the Committee. In addition, the U.S. Department of Justice is conducting an investigation concerning the E-Rate program, and NEC Business Network Solutions has received a grand jury subpoena seeking the production of related documents. We are unable to predict the outcomes of the investigations, the costs that we may incur in connection with the investigations or any potential related proceedings or the impact the final resolutions of the investigations or any potential related proceedings might have on our operations or financial condition.

         Other than as disclosed above, we are not a party to, and none of our property is the subject of, any legal proceeding which, in the opinion of our management, is or may be of material importance to us. No legal proceeding of material importance known to our management is currently threatened by governmental authorities.

         Dividend Policy

         NEC has paid cash dividends on shares of its common stock on a semi-annual basis in each year since 1951 except for the fiscal year ended March 31, 2003, when NEC recorded a net loss primarily due to the devaluation in the investments in affiliated companies and securities. It is, however, the present intention of NEC's board of directors to propose year-end cash dividends at general meetings, depending on, among others, financial results for the applicable fiscal year. NEC's board of directors may declare an interim cash dividend after the close of our semi-annual fiscal period if they deem it appropriate. This will be subject to our earnings and financial condition and other factors, including legal restrictions with respect to the payment of dividends.

    B.   SIGNIFICANT CHANGES.

         No significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING.

    A.   OFFER AND LISTING DETAIL.

         The following table shows, for the periods indicated, the reported high and low sale prices for shares of NEC's common stock on the Tokyo Stock Exchange and the reported high and low sales prices for NEC's American Depositary Shares, or ADSs, on the Nasdaq National Market System:

                                               TOKYO STOCK EXCHANGE              NASDAQ
                                             ------------------------   ------------------------
                                                PRICE PER SHARE OF
                                                   COMMON STOCK               PRICE PER ADS
                                                       (YEN)                   (DOLLARS)(1)
                                             ------------------------   ------------------------
                                              HIGH               LOW     HIGH               LOW
                                             ------             -----   ------             -----
Year ended March 31:
   1999...................................   1,492                762   12.10               6.20
   2000...................................   3,190              1,250   29.90              10.42
   2001...................................   3,450              1,520   32.40              12.50
   2002...................................   2,390                846   19.73               6.30
   2003...................................   1,158                390    8.70               3.20

Year ended March 31, 2002:
   First quarter .........................   2,390              1,665   19.73              13.55
   Second quarter ........................   1,826                970   14.66               7.85
   Third quarter .........................   1,400                900   11.20               7.50
   Fourth quarter ........................   1,447                846   11.05               6.30

Year ended March 31, 2003:
   First quarter .........................   1,158                794    8.70               6.55
   Second quarter ........................     862                558    7.20               4.58
   Third quarter .........................     584                421    4.80               3.50
   Fourth quarter ........................     500                390    4.32               3.20

Year ending March 31, 2004:
   First quarter .........................     609                333    5.12               2.80
   Second quarter (through August 29).....     872                613    7.67               5.40

                                               TOKYO STOCK EXCHANGE                NASDAQ
                                             ------------------------    ------------------------
                                                PRICE PER SHARE OF
                                                   COMMON STOCK                PRICE PER ADS
                                                       (YEN)                    (DOLLARS)(1)
                                             ------------------------    ------------------------
                                              HIGH               LOW      HIGH               LOW
                                             ------             -----    ------             -----
Month of:
   March 2003 ............................     463                390     3.95               3.20
   April 2003 ............................     402                333     3.50               2.80
   May 2003 ..............................     499                360     4.32               3.00
   June 2003 .............................     609                502     5.12               4.30
   July 2003 .............................     841                613     7.24               5.40
   August 2003 ...........................     872                722     7.67               5.94

----------------
(1) NEC's ADS to common stock ratio was changed from 1:5 to 1:1 effective May 25, 2001. Accordingly, the prices of ADSs presented in the table above prior to the change have been restated to reflect the current ratio of 1:1.

(2) All fractional figures of the prices of ADS are rounded to the nearest two decimal points.

    B.   PLAN OF DISTRIBUTION.

         Not applicable.

    C.   MARKETS.

         The primary market for NEC's shares of common stock is the Tokyo Stock Exchange. In Japan, NEC's shares of common stock are listed on the Osaka Stock Exchange, the Nagoya Stock Exchange, the Sapporo Stock Exchange, and the Fukuoka Stock Exchange. Outside Japan, NEC's shares of common stock are listed on the London Stock Exchange, the Amsterdam Exchange, the Frankfurt Stock Exchange in the form of co-ownership shares in a Global Bearer Certificate, and the Swiss Exchanges in the form of Swiss Bearer Depositary Receipts. Also, NEC's ADSs, each representing one share of common stock, have been traded since 1963 on the over-the-counter market in the United States and are currently quoted on the Nasdaq National Market System under the symbol, "NIPNY."

    D.   SELLING SHAREHOLDERS.

         Not applicable.

    E.   DILUTION.

         Not applicable.

    F.   EXPENSES OF THE ISSUE.

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    A.   SHARE CAPITAL.

         Not applicable.

    B.   MEMORANDUM AND ARTICLES OF ASSOCIATION.

         ORGANIZATION

         NEC is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan (the "Commercial Code"). It is registered in the Commercial Register (shogyo tokibo) maintained by the Minato Branch Office of the Tokyo Legal Affairs Bureau.

         CORPORATE PURPOSE OF NEC

         Article 2 of NEC's articles of incorporation provides that the corporate purposes of NEC are to carry on the following businesses:

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

         5. To provide mail order, money collection, travel agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks;

         6.       To contract for construction work;

         7. To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and

         8. To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.

         Board of Directors

         Each board member, except for Mr. Morikawa, Mr. Kimura, and Mr.
Uehara has executive powers and duties to manage the affairs of NEC and each representative director, who is elected from among the board members by the board of directors, has the statutory authority to represent NEC in all respects. Under the Commercial Code, board members of NEC must refrain from engaging in any business competing with NEC unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested.

         Neither the Commercial Code nor NEC's articles of incorporation contain special provisions as to the borrowing power exercisable by a board member. See also the discussion under "Item 6.C. Directors, Senior Management and Employees--Board Practices."

         Common Stock

         General. Set forth below is information relating to NEC's common stock, including brief summaries of the relevant provisions of NEC's articles of incorporation and share handling regulations, as currently in effect, and of the Commercial Code and related legislation.

         In order to assert shareholders' rights against NEC, a shareholder must have its name and address registered on NEC's register of shareholders, in accordance with NEC's share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders' rights against NEC.

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

         Authorized Capital. Article 5 of the articles of incorporation of NEC provides that the total number of shares authorized to be issued by NEC is 3,200,000,000 shares. As of March 31, 2003, 1,656,268,189 shares of common stock were issued.

         All shares of capital stock of NEC have no par value.

         Dividends. NEC's articles of incorporation provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders, and pledgees of record as of the end of such day. After the close of the fiscal period, the board of directors prepares, among others, a proposed allocation of profits for year-end dividends and other purposes. This proposal is submitted to the board of corporate auditors of NEC and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders. This meeting is to be held in June each year. In addition to provisions for any dividends and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to directors and corporate auditors. In addition to year-end dividends, the board of directors may by its resolution declare an interim cash dividend pursuant to Article 293-5 of the Commercial Code to shareholders, beneficial shareholders, and pledgees. This interim dividend is paid to those who are registered in NEC's register of shareholders or beneficial shareholders as of the end of each September 30, without shareholders' approval, but subject to the limitations described below.

         The Commercial Code provides that a company may not make any distribution of profits by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least 10% of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to 10% of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve is 25% of its stated capital. Under the Commercial Code, NEC is permitted to distribute profits by way of year-end or interim dividends out of the excess of NEC's net assets over the aggregate of:

         (1)      NEC's stated capital;

         (2)      NEC's additional paid-in capital;

         (3)      NEC's accumulated legal reserve;

         (4) the legal reserve to be set aside in respect of the fiscal period concerned; and

         (5) other amounts as provided for by an ordinance of Ministry of Justice.

         In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet at the last closing of NEC's accounts. However, the assets are adjusted to reflect: (x) any subsequent payment made by appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) if NEC has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to acquire NEC's shares (see "Acquisition by NEC of Its Common Stock"), the total amount of the purchase price of those shares authorized by the resolution that may be paid by NEC. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (1) through (5) above.

         In Japan, the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

         Under NEC's articles of incorporation, NEC does not have to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

         Stock Splits. NEC may at any time split shares in issue into a greater number of shares by resolution of the board of directors, and may amend its articles of incorporation to increase the number of the authorized shares to be issued to allow the stock split pursuant to a resolution of the board of directors rather than a special resolution of a general meeting of shareholders which is otherwise required for amending the articles of incorporation.

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

         Notice of convocation of a general meeting of shareholders setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.

         Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

         Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date set for such meeting.

         Voting Rights. So long as NEC maintains the unit share system (see "Unit share system;" currently 1,000 shares constitute one unit), a holder of shares constituting one or more units is entitled to one vote for each such unit of shares, subject to the limitations on votes set forth in the following two sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by NEC may not exercise its voting rights with respects to shares of common stock of NEC that it owns. In addition, NEC may not exercise voting rights with respect to its own shares that it owns. If NEC eliminates from its articles of incorporation the provisions relating to the unit of shares, holders of common stock will have one vote for each share they hold. Except as otherwise provided by law or by the articles of incorporation of NEC, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and NEC's articles of incorporation provide, however, that the quorum for the election of directors and corporate auditors shall not be less than one-third of the total number of voting rights of all the shareholders. NEC's shareholders are not entitled to cumulative voting in the election of directors. Shareholders may cast their vote in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronics means when the board of directors decides to permit such method of exercising voting rights.

         The Commercial Code and NEC's articles of incorporation provide that in order to amend the articles of incorporation and in certain other instances, including a reduction of stated capital, the removal of a director or corporate auditor, dissolution, merger or consolidation with a certain exception under which shareholders' resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders' resolution is not required, share exchange or share transfer for the purpose of establishing 100 % parent-subsidiary relationships with a certain exception under which shareholders' resolution is not required, separating of the corporation into two or more corporations with a certain exception under which shareholders' resolution is not required, or any offering of new shares at a "specially favorable" price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (the "stock acquisition rights") or bonds with stock acquisition rights at a "specially favorable" exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the "special shareholders resolutions").

         Issue of Additional Shares and Pre-emptive Rights. Holders of NEC's shares of common stock have no pre-emptive rights under its articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned under "Voting Rights." The board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

         Rights to subscribe for new shares may be made generally transferable by the board of directors. Whether NEC will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings.

         Subject to certain requirements, NEC may issue stock acquisition rights by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, NEC will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

         Liquidation Rights. In the event of NEC's liquidation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

         Liability to Further Calls or Assessments. All of NEC's presently outstanding shares of common stock are fully paid and non-assessable.

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

         Acquisition by NEC of Its Common Stock. NEC may acquire its own shares through Japanese stock exchanges on which NEC's shares are listed or by way of tender offer (pursuant to an ordinary resolution at an ordinary general meeting of shareholders); by purchase from a specific party other than a subsidiary of NEC (pursuant to a special shareholders resolution at an ordinary general meeting of shareholders); or by purchase from a subsidiary of NEC (pursuant to a resolution of the board of directors). When the acquisition is made by NEC from a specific party other than a subsidiary of NEC, any shareholder may make a request directly to NEC in writing not later than five days prior to the date set for the relevant general meeting of shareholders to include him/her as the seller of his/her shares in the proposed purchase. Any such acquisition of shares must satisfy specified requirements, including the requirements that, in cases other than the purchase by NEC of its own shares from a subsidiary of NEC, the total amount of the purchase price does not exceed the sum of the amount of retained earnings available for year-end dividend payment after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if the reduction of the stated capital, additional paid-in capital or legal reserve is authorized at the same ordinary general meeting of shareholders), less the sum of the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and any transfer of retained earnings to stated capital. If NEC purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of retained earnings available for interim dividends payment less the amount of any interim dividend NEC actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (1) through (5) to "Dividends", NEC may not acquire such shares.

         Shares acquired by NEC may be held by it for any period or may be cancelled by resolution of the board of directors. NEC may also transfer to any person the shares held by it, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in "Issue of Additional Shares and Pre-emptive Rights." NEC may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

          Unit Share System. The articles of incorporation of NEC provide that 1,000 shares constitute one unit. Although the number of shares constituting a unit is specified in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the board of directors rather than by the special shareholders resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

         Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

         Unless NEC's shareholders amend the articles of incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

         A holder of shares constituting less than a full unit will be able to require NEC to purchase those shares at their market value in accordance with the provisions of the share handling regulations of NEC.

         The articles of incorporation of NEC provide that a holder of shares constituting less than one unit may request NEC to sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, in accordance with the provisions of the share handling regulation of NEC.

         A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than a whole unit. Because a transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of common stock are not affected by such restrictions in their ability to transfer such ADRs. However, a transfer of less than one unit of the underlying shares is normally impractical under the unit share system. Thus under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised with whole units of common stock. Under the unit share system, holders of less than a unit have the right to require NEC to purchase their shares or sell shares held by NEC to such holders as described above. However, holders of ADRs evidencing ADSs that represent amounts other than integral multiples of whole units are unable to withdraw the underlying shares representing less than one unit. Therefore, they are unable, as a practical matter, to exercise the right to require NEC to purchase such underlying shares or sell shares held by NEC to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit.

         Sale by NEC of Shares Held by Shareholders Whose Address Is Unknown. NEC is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in NEC's register of shareholders or at the address otherwise notified to NEC continuously for five years or more.

         In addition, NEC may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder's registered address in NEC's register of shareholders or at the address otherwise notified to NEC and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in NEC register of shareholders or at the address otherwise notified to NEC, NEC may sell or otherwise dispose of the shareholder's shares at the then market price by a resolution of the board of directors after giving at least three months' prior public and individual notice, and hold or deposit the proceeds of such sale or disposal for the shareholder.

         Reporting of Substantial Shareholders

         The Securities and Exchange Law of Japan and regulations thereunder require any person regardless of residence who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of a competent local finance bureau of the Ministry of Finance within five business days a report concerning such shareholdings.

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

         Others

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

    C.   MATERIAL CONTRACTS.

         All contracts entered into by us during the two-year period preceding the date of this annual report were entered into in the ordinary course of business.

    D.   EXCHANGE CONTROLS.

         The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet order and ministerial ordinances (the "Foreign Exchange Regulations") govern the acquisition and holding of shares of capital stock of NEC by "exchange non-residents" and by "foreign investors". The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

         Exchange non-residents are:

-   individuals who do not reside in Japan; and

-   corporations whose principal offices are located outside Japan.

         Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

         Foreign investors are:

-   individuals who are exchange non-residents;

- corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

- corporation (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the law of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

         In general, the acquisition of shares of a Japanese company (such as the shares of common stock of NEC) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of common stock of NEC) for consideration exceeding JPY 100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

         If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of common stock of NEC) or that is traded on an over-the counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company's shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

         Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of common stock of NEC held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

    E.   TAXATION.

         The following is a description of the principal Japanese national tax and U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of our common stock and ADSs. It is not intended to be exhaustive. We recommend that prospective purchaser consult their own tax advisors concerning the tax consequences of their particular circumstances.

         Japanese Taxation

         For purposes of the following discussion, an Eligible U.S. Holder has the meaning as defined in "United States Taxation."

         The following is a summary of the principal Japanese tax consequences (limited to national taxes) to Eligible U.S. Holders that hold shares of common stock of NEC or ADRs evidencing ADSs representing shares of common stock of NEC.

         Generally, owners of common stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan are subject to Japanese withholding tax on dividends paid by a Japanese corporation. NEC withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

         Under Japanese tax law, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of NEC) to any corporate or individual shareholders (including those shareholders who are Eligible U.S. Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 10% for dividends due and payable on or after April 1, 2003 but on or before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15% for dividends due and payable on or after April 1, 2008.

         Under the Income Tax Convention between the United States and Japan (the "Tax Convention"), as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders generally is limited to 15% or, if certain conditions (as provided in the Tax Convention) are fulfilled, 10% of the gross amount actually distributed. An Eligible U.S. Holder who is entitled, under the Tax Convention, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law on payment of dividends on NEC's shares of common stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through NEC to the relevant tax authority before such payment of dividends. With respect to ADRs, the Depositary or its agent will apply for this reduced Tax Convention rate, if it is below the rate otherwise applicable under Japanese tax law, on behalf of Eligible U.S. Holders by submitting two Application Forms (one before payment of dividends, the other within eight months after NEC's fiscal year-end) to the Japanese tax authorities. To claim this reduced rate, any relevant Eligible U.S. Holder of ADRs will be required to file proof of taxpayer status, residence, and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. An Eligible U.S. Holder who is entitled, under the Tax Convention, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, but fails to submit the required application in advance, will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Tax Convention from the relevant Japanese tax authority. NEC does not assume any responsibility to ensure withholding at the reduced Tax Convention rate for shareholders who would be eligible under the Tax Convention but do not follow the required procedures as stated above.

         Gain derived from the sale of shares of common stock or ADRs outside Japan by an Eligible U.S. Holder holding such shares or ADRs are not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Tax Convention.

         Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock or ADRs as a legatee, heir, or donee even though neither the individual, the deceased, nor the donor is a Japanese resident.

         U.S. Holders of shares of common stock of NEC or ADRs should consult their tax advisors regarding the effect of these taxes as well as the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

         United States Taxation

         The following sets forth a summary of U.S. federal income tax consequences of the acquisition, ownership, and disposition of common stock or ADSs by a U.S. Holder, as defined below. The discussion is based on U.S. federal income tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and on the Tax Convention, all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and, as a result, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions we have reached and described herein. The following description is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. Holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as financial institutions, insurance companies, dealers or traders in securities or foreign currencies, tax exempt entities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons holding a share or an ADS as part of a straddle, hedging, conversion or integrated transaction, persons whose "functional currency" is not the U.S. dollar, persons subject to alternative minimum tax and holders that are not U.S. Holders and that own or are deemed to own 10% or more of any class of our stock) are subject to special tax treatment. It does not address any estate or gift tax consequences or any tax consequences under any state, local, foreign or other tax law of an investment in shares or ADSs other than as provided in the section entitled "Japanese Taxation" provided above. This description addresses only shares or ADSs held as capital assets within the meaning of Section 1221 of the Code. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement for ADSs and in any related agreement, will be performed in accordance with its terms.

         As used herein, a "U.S. Holder" is a beneficial owner of shares or ADSs, as the case may be, that is, for U.S. federal income tax purposes:

         -        a citizen or resident of the United States;

         - a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States or of any political subdivision thereof; or

         -        an estate or trust the income of which is subject to U.S.
                  federal income taxation regardless of its source.

         An "Eligible U.S. Holder" is a U.S. Holder that:

         -        is a resident of the United States for purposes of the Tax
                  Convention;

         - does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

         - is not otherwise ineligible for benefits under the Tax Convention with respect to income and gain derived in connection with the shares of common stock or ADSs.

         A "Non U.S. Holder" is any beneficial owner of shares of common stock or ADSs that is :

         -        an individual who is classified as a non-resident for U.S.
                  federal income tax purposes;

         - a foreign corporation or other foreign entity taxable as a corporation; or

         -        an estate or trust that is not a U.S. Holder.

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

         Special adverse U.S. federal income tax rules apply if a U.S. Holder holds shares or ADSs of a company that is treated as a "passive foreign investment company", a "foreign personal holding company" or a "controlled foreign corporation" for any taxable year during which the U.S. Holder held shares or ADSs. We believe that we are not and will not become a "passive foreign investment company", a "foreign personal holding company" or a "controlled foreign corporation" for U.S. federal income tax purposes.

         We urge potential holders to consult their own tax advisors with respect to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of shares.

         Taxation of Dividends

         U.S. Holders must include in gross income the gross amount of any distributions received with respect to shares or ADSs (before reduction for Japanese withholding taxes) to the extent paid out of NEC's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income in their gross income. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the "dividends-received deduction" allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds such Holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, such excess will be treated as capital gain. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments received, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. Holders of ADSs, or by the shareholder in the case of U.S. Holders of common stock, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in such Japanese yen equal to their U.S. dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

         Subject to certain limitations, the Japanese tax withheld will be creditable against the U.S. Holder's U.S. federal income tax liability. See "Japanese Taxation" for a discussion of how to obtain the reduced withholding tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income."

         The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") affects the taxation of dividends. The Act eliminates the tax rate difference between "qualified dividends" and capital gains for U.S individual investors. Qualified dividends include dividends received from both domestic corporations and "qualified foreign corporations." Qualified foreign corporations include those corporations eligible for the benefits of a income tax treaty with the United States. Dividends received by U.S. investors from a foreign corporation that was a foreign investment company (under Section 1246(b) of the Code), a passive foreign investment company (under Section 1297 of the Code) or a foreign personal holding company (under Section 552 of the Code) in either the taxable year of the distribution or the preceding taxable year are not qualified dividends. We believe that NEC is a qualified foreign corporation and that dividends received by U.S. investors with respect to shares or ADSs of NEC will be qualified dividends. Note that these provisions do not effect dividends received by non-U.S. investors.

         Taxation of Capital Gains

         Upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such shares of common stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares of common stock or ADSs exceeds one year. A U.S. Holder's adjusted tax basis in its shares or ADSs will generally be the cost to the Holder of such shares or ADSs. Any gain or loss realized by a U.S. Holder upon a disposition of shares or ADSs will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

         Information Reporting and Backup Withholding

         Dividends paid on common stock or ADSs to a U.S. Holder, or proceeds from a U.S. Holder's sale, exchange or other disposition of common stock or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. Holder:

         - is a corporation or comes within certain other categories of exempt recipients, and, when required, demonstrates this fact; or

         - provides a correct taxpayer identification number on a properly completed Form W-9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

         Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. Holder provides the required information to the IRS. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS.

         Changes to the Tax Convention

         Prospective investors in the international offering should be aware that, on June 10, 2003, U.S. Treasury Secretary John Snow announced that the United States and Japan have reached an agreement in principle on the text of a new income tax treaty. This agreement will replace the Tax Convention that has been in place for over 30 years. After the proposed treaty is signed, it will be subject to U.S. and Japanese ratification procedures. According to the U.S. Treasury, the text of the treaty will be released after it is signed. There can be no certainty when the new treaty will go into effect, what the provisions of the new treaty might be, and whether these provisions will affect U.S. Holders.

    F.   DIVIDENDS AND PAYING AGENTS.

         Not applicable.

    G.   STATEMENT BY EXPERTS.

         Not applicable.

    H.   DOCUMENTS ON DISPLAY.

         NEC is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, NEC files reports and other information with the SEC. These materials, including Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 at proscribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements, and other information regarding SEC reporting companies, including NEC.

    I.   SUBSIDIARY INFORMATION.

        See the discussion under "Item 4.C. Information on the Company-- Organizational Structure."

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         In the normal course of our business, we are exposed to risks from fluctuations in foreign currency exchange rates, interest rates, and the prices of our marketable securities. In order to reduce risks in fluctuations in foreign currency exchange rates and interest rates, we enter into various kinds of financial instruments. As discussed below, we hedge elements of our exposure in fluctuations in foreign currency exchange rates and interest rates through the use of derivative financial instruments. Changes in exchange rates or interest rates cause the value of these instruments to decrease or increase or our obligations to be more or less costly to settle. Any gains or losses on derivatives will offset losses or gains on the asset or liability being hedged. We do not, however, own any financial instruments for trading purposes. The counterparties to our derivative transactions are major financial institutions. We establish credit lines with such financial institutions after carefully reviewing certain factors, including their credit quality, and manage our monthly balance with each institution.

FOREIGN CURRENCY EXCHANGE RATE RISK AND INTEREST RATE RISK

         We apply sensitivity analyses to evaluate risks resulting from fluctuations in foreign currency exchange rates and interest rates. We assume a specific change during a particular fiscal year in foreign currency exchange rates or interest rates, as the case may be, and determine the effect that such change will have on the fair value of our assets and liabilities, such as cash and cash equivalents, marketable and investment securities, loans, short-term borrowings, long-term debt, and derivative financial instruments. We estimate the market value of fluctuations in foreign currency exchange rates or interest rates, as the case may be, by calculating the present value of the future cash flows affected by such fluctuations, using a discount rate based on the foreign currency exchange rates or interest rates, as the case may be, as of the last day of our fiscal year. Thus, the profit or loss resulting from fluctuations in foreign currency exchange rates or interest rates is the difference between the market value of such fluctuations and the actual fair value of our assets and liabilities as of the last day of our fiscal year.

         We have not included in the following results of our sensitivity analyses the effect of our hedging activity with respect to our accounts receivable and accounts payable denominated in foreign currencies. Therefore, they do not reflect the full effect of our hedging activities.

         FOREIGN CURRENCY EXCHANGE RATE RISKS

         We enter into certain derivative financial instruments, primarily forward exchange contracts and currency swap agreements, in order to reduce the adverse impact of fluctuations in foreign currency exchange rates on our monetary assets and liabilities that are denominated in foreign currencies. Such instruments are used to hedge the effects of fluctuations in the U.S. dollar, the euro, and other currencies against the Japanese yen. Assuming that all other conditions remained the same, if foreign currency exchange rates as of March 31, 2002 or March 31, 2003 decreased by 10%, then the fair value of our derivative financial instruments would have decreased by JPY 0.7 billion or JPY 0.9 billion, respectively. On the other hand, assuming that all other conditions remained the same, if foreign currency exchange rates as of March 31, 2002 or March 31, 2003 increased by 10%, then the fair value of our derivative financial instruments would have increased by JPY 0.7 billion or JPY 0.9 billion, respectively.

         INTEREST RATE RISKS

         We enter into certain derivative financial instruments, primarily interest rate swaps, in order to reduce the adverse impact of fluctuations in interest rates on our financial assets and liabilities, primarily long-term debt. Assuming that all other conditions remained the same, if interest rates as of March 31, 2002 or March 31, 2003 decreased by 10%, then the fair value of our derivative financial instruments would have decreased by JPY 1.5 billion or JPY
0.4 billion, respectively. On the other hand, if interest rates as of March 31, 2002 or March 31, 2003 increased by 10%, the fair value of our derivative financial instruments would have increased by JPY 1.5 billion or JPY 0.4 billion, respectively.

EQUITY PRICE RISKS

         All of our marketable securities are classified as available-for-sale securities. We do not own any marketable securities for trading purposes. The following table sets forth the maturity dates, costs, and fair values of the debt securities and the costs and fair values of equity securities in our investment portfolio as of March 31, 2002 and 2003.

                                                                           (MILLIONS OF YEN)
MARCH 31                                                            2002                     2003
                                                           ------------------------  ------------------------
                                                               COST      FAIR VALUE      COST      FAIR VALUE
                                                           -----------  -----------  -----------  -----------
Debt securities (by maturity dates):
Less than 1 year......................................     JPY   4,451   JPY  4,418   JPY    593   JPY    584
   1 to 2 years.......................................             129          143        3,029        3,018
   2 to 3 years.......................................           3,056        2,946           34           32
   3 to 4 years.......................................             626          402           30           44
   4 to 5 years.......................................              22           15          545          432
   over 5 years.......................................              64           59            -            -
Equity securities:....................................         177,855      255,096      111,192      111,983
                                                           -----------  -----------  -----------  -----------
Total.................................................     JPY 186,203  JPY 263,079  JPY 115,423  JPY 116,093
                                                           ===========  ===========  ===========  ===========

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES.

         Based on their evaluation as of a date within ninety days prior to the filing date of this Form 20-F, NEC's principal executive officer and principal financial officer have concluded that NEC's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by NEC in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time period specified in SEC rules and forms. There were no significant changes in NEC's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

         For the fiscal year ended March 31, 2003, compliance was not yet required.

ITEM 16B. CODE OF ETHICS.

         For the fiscal year ended March 31, 2003, compliance was not yet required.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

         For the fiscal year ended March 31, 2003, compliance was not yet required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

         For the fiscal year ended March 31, 2003, compliance was not yet required.

ITEM 17.  FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18.  FINANCIAL STATEMENTS.

         See our consolidated financial statements beginning on page F-1.

ITEM 19.  EXHIBITS.

EXHIBIT                            DESCRIPTION
-------                            -----------
   1       Articles of Incorporation, as amended to date (English translation).

   2       Share Handling Regulations, as amended to date (English translation).

   8       Subsidiaries of the Company (see "Item 4.C. Information on the
           Company--Organizational Structure").

  31       Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or
           Rule 15d-14(a) (17 CFR 240.15d-14(a)).

    32     Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or
           Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).


                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                        NEC CORPORATION

                                        By:         /s/  AKINOBU KANASUGI
                                             -----------------------------------
                                        Name:         Akinobu Kanasugi
                                        Title: President and Member of the Board

Date: September 11, 2003

                                 NEC Corporation

                   Index to Consolidated Financial Statements

                                                                                          Page
                                                                                          ----
Report of Independent Auditors                                                                F-2

Consolidated Balance Sheets at March 31, 2002 and 2003                                    F-3,F-4
Consolidated Statements of Operations, Comprehensive Income (Loss)
  and Retained Earnings for the years ended March 31, 2001, 2002, and 2003                    F-5
Consolidated Statements of Cash Flows for the years ended
 March 31, 2001, 2002, and 2003                                                               F-6
Notes to Consolidated Financial Statements                                             F-7 - F-52
Financial Statements Schedules for the years ended March 31, 2001, 2002 and 2003:
 II - Valuation and Qualifying Accounts                                                      F-53

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

Consolidated Financial Statements of Elpida Memory, Inc.
At March 31, 2002 and 2003 and Years ended March 31, 2001, 2002 and 2003
with Report of Independent Auditors                                                          F-54

                         Report of Independent Auditors

The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation (the "Company") as of March 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. Our audits also included the financial statement schedule listed in the Index at Item 18 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for derivative financial instruments and hedging activities and, in fiscal 2003, the Company changed its method of accounting for goodwill.

                                                            /s/ Ernst & Young

Tokyo, Japan
April 22, 2003

                                 NEC Corporation

                           Consolidated Balance Sheets

                                                                                            MARCH 31
                                                                               ----------------------------------
                                                                                    2002                2003
                                                                               ---------------    ---------------
                                                                                        (Millions of yen)
ASSETS
Current assets:
   Cash and cash equivalents                                                   JPY     377,772    JPY     344,345
   Notes receivable, trade (Notes 8 and 16)                                             33,224             13,692
   Accounts receivable, trade (Notes 8 and 16)                                         904,020            840,844
   Allowance for doubtful notes and accounts                                           (32,175)           (32,551)
   Current portion of investment in leases (Notes 16 and 21)                           251,947                  -
   Inventories (Note 5)                                                                650,043            553,820
   Deferred tax assets (Note 10)                                                       118,293            124,577
   Prepaid expenses and other current assets                                           101,912             75,315
                                                                               ---------------    ---------------
Total current assets                                                                 2,405,036          1,920,042

Investments and long-term receivables:
   Marketable securities (Notes 4 and 8)                                               263,079            116,093
   Investments and advances (Note 3):
     Affiliated companies                                                              154,747            160,028
     Other                                                                             158,179            156,906
   Long-term receivables, trade                                                         45,073             33,073
   Investment in leases (Notes 16 and 21)                                              254,814                  -
                                                                               ---------------    ---------------
                                                                                       875,892            466,100

Property, plant and equipment (Notes 8 and 21):
   Land                                                                                103,783            108,021
   Buildings                                                                           887,698            878,399
   Machinery and equipment                                                           2,063,309          1,885,513
   Construction in progress                                                             71,349             29,260
                                                                               ---------------    ---------------
                                                                                     3,126,139          2,901,193
   Accumulated depreciation                                                         (2,166,562)        (2,062,852)
                                                                               ---------------    ---------------
                                                                                       959,577            838,341

Other assets:
   Deferred tax assets (Note 10)                                                       442,411            565,201
   Goodwill (Note 6)                                                                    41,290             46,474
   License fees and other intangibles (Note 6)                                          36,259             37,737
   Other (Note 7)                                                                      250,418            229,405
                                                                               ---------------    ---------------
                                                                                       770,378            878,817
                                                                               ---------------    ---------------
                                                                               JPY   5,010,883    JPY   4,103,300
                                                                               ===============    ===============

                                                                                            MARCH 31
                                                                                --------------------------------
                                                                                    2002                2003
                                                                                -------------      -------------
                                                                                        (Millions of yen)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings (Note 8)                                               JPY   450,544      JPY   212,350
   Current portion of long-term debt (Note 8)                                         310,283            270,956
   Notes payable, trade                                                                61,685             39,709
   Accounts payable, trade                                                            877,270            835,309
   Accounts payable, other and accrued expenses                                       295,505            237,743
   Accrued income taxes                                                                35,317             39,708
   Other current liabilities                                                          179,737            138,449
                                                                                -------------      -------------
Total current liabilities                                                           2,210,341          1,774,224
Long-term liabilities:
   Long-term debt (Note 8)                                                          1,498,878          1,003,787
   Accrued pension and severance costs (Note 9)                                       467,561            705,551
   Other                                                                               39,171             27,881
                                                                                -------------      -------------
                                                                                    2,005,610          1,737,219

Minority shareholders' equity in consolidated subsidiaries                            132,817            135,613

Preferred securities issued by a subsidiary (Note 11)                                  97,200             97,800

Commitments and contingent liabilities (Note 22)

Shareholders' equity (Note 12):
   Common stock:
     Authorized     -  3,200,000,000 shares
     Issued  2002   -  1,656,268,189 shares                                           244,726
             2003   -  1,656,268,189 shares                                                              244,726
   Additional paid-in capital                                                         361,820            361,820
   Retained earnings                                                                   66,125             41,567
   Accumulated other comprehensive income (loss)                                     (105,437)          (286,417)
                                                                                -------------      -------------
                                                                                      567,234            361,696
Treasury stock, at cost:
   2002 - 2,285,092 shares, 2003 - 3,680,034 shares                                    (2,319)            (3,252)
                                                                                -------------      -------------
                                                                                      564,915            358,444
                                                                                -------------      -------------
                                                                                JPY 5,010,883      JPY 4,103,300
                                                                                =============      =============

See notes to consolidated financial statements.

                                 NEC Corporation

       Consolidated Statements of Operations, Comprehensive Income (Loss)
                              and Retained Earnings

                                                                               YEAR ENDED MARCH 31
                                                                   ---------------------------------------------
                                                                       2001             2002             2003
                                                                  -------------   -------------    -------------
                                                                                  (Millions of yen)
Sales and other income:
   Net sales                                                      JPY 5,409,736   JPY 5,101,022    JPY 4,695,035
   Interest, gain on securities sold, dividends and other
    (Notes 4, 20 and 21)                                                140,062         103,637          131,461
   Gain due to stock issuances by subsidiaries (Note 19)                 41,324           6,753           22,136
                                                                  -------------   -------------    -------------
                                                                      5,591,122       5,211,412        4,848,632
Costs and expenses:
   Cost of sales                                                      3,981,113       3,919,268        3,453,010
   Selling, general and administrative (Notes 17 and 18)              1,243,440       1,237,276        1,121,136
   Interest                                                              63,873          46,673           30,218
   Other (Note 20)                                                      210,373         469,378          182,772
                                                                  -------------   -------------    -------------
                                                                      5,498,799       5,672,595        4,787,136
                                                                  -------------   -------------    -------------
Income (loss) before income taxes                                        92,323        (461,183)          61,496
Provision (benefit) for income taxes (Note 10)                           56,308        (178,173)          58,714
                                                                  -------------   -------------    -------------
Income (loss) before minority interest, equity in earnings
   (losses) of affiliated companies and cumulative effect of
   accounting change                                                     36,015        (283,010)           2,782
Minority interest in income of consolidated subsidiaries                  1,296           2,574            6,896
                                                                  -------------   -------------    -------------
Income (loss) before equity in earnings (losses) of affiliated
   companies and cumulative effect of accounting change                  34,719        (285,584)          (4,114)
Equity in earnings (losses) of affiliated companies (Note 3)             21,884         (23,841)         (20,444)
                                                                  -------------   -------------    -------------
Income (loss) before cumulative effect of accounting change              56,603        (309,425)         (24,558)
Cumulative effect of accounting change, net of tax (Note 2)                   -          (2,595)               -
                                                                  -------------   -------------    -------------
Net income (loss)                                                        56,603        (312,020)         (24,558)
Comprehensive income (loss):
   Other comprehensive income (loss), net of tax (Note 12):
     Foreign currency translation adjustments                            19,127          13,451           (3,655)
     Minimum pension liability adjustment (Note 9)                      (84,871)        (37,834)        (132,190)
     Unrealized gains (losses) on marketable securities (Note 4)        (60,864)            463          (45,217)
     Unrealized gains (losses) on derivative financial
      instruments (Note 15)                                                   -             692               82
     Cumulative effect of accounting change (Note 2)                          -          (3,606)               -
                                                                  -------------   -------------    -------------
Other comprehensive income (loss)                                      (126,608)        (26,834)        (180,980)
                                                                  -------------   -------------    -------------
Comprehensive income (loss)                                       JPY   (70,005)  JPY  (338,854)   JPY  (205,538)
                                                                  =============   =============    =============
Retained earnings:
   Balance at beginning of year                                   JPY   349,560   JPY   388,079    JPY    66,125
   Net income (loss)                                                     56,603        (312,020)         (24,558)
   Dividends                                                            (18,084)         (9,934)               -
                                                                  -------------   -------------    -------------
   Balance at end of year                                         JPY   388,079   JPY    66,125    JPY    41,567
                                                                  =============   =============    =============

                                                                      2001          2002             2003
                                                                   ---------     -----------      -----------
                                                                                    (Yen)
Per share (Note 14):
   Basic:
     Income (loss) before cumulative effect of accounting change   JPY 34.55     JPY (187.06)     JPY (14.85)
     Net income (loss)                                                 34.55         (188.63)         (14.85)
   Diluted:
     Income (loss) before cumulative effect of accounting change       32.17         (187.06)         (14.85)
     Net income (loss)                                                 32.17         (188.63)         (14.85)
Cash dividends per share                                               11.00            6.00               -

See notes to consolidated financial statements.

                                 NEC Corporation

                      Consolidated Statements of Cash Flows


                                                                               YEAR ENDED MARCH 31
                                                                   -------------------------------------------
                                                                      2001            2002             2003
                                                                  -----------    ------------      -----------
                                                                                (Millions of yen)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                 JPY  56,603    JPY (312,020)     JPY (24,558)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Depreciation                                                       250,138         234,738          195,594
   Deferred income taxes                                               (2,463)       (222,423)           7,688
   (Gain) loss on property, plant and equipment                       (13,823)        146,430           14,264
   Realized (gain) loss on marketable securities                        2,175          62,139             (260)
   Gain due to stock issuances by subsidiaries                        (41,324)         (6,753)         (22,136)
   Provision for pension and severance costs, less payments             5,060              56             (638)
   Equity in (earnings) losses of affiliated companies, net of
    dividends                                                         (17,149)         28,030           22,006
   Minority interest in income of consolidated subsidiaries             1,296           2,574            4,396
   (Increase) decrease in notes and accounts receivable              (139,644)        169,628          116,340
   (Increase) decrease in inventories                                 (83,769)        216,062           79,343
   Increase (decrease) in notes and accounts payable                  226,886        (178,878)        (109,387)
   Increase (decrease) in other current liabilities                   110,723         (60,747)         (68,717)
   Other, net                                                           5,783          57,801           33,568
                                                                 ------------    ------------     ------------
Net cash provided by operating activities                             360,492         136,637          247,503
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of fixed assets                                   112,887          56,094           99,722
Additions to fixed assets                                            (310,711)       (295,585)        (210,261)
Proceeds from sales and redemption of marketable securities            48,053          33,659           71,919
Purchase of marketable securities                                      (3,373)         (2,482)          (2,277)
Net proceeds from sales of affiliates' stock                           55,656          38,438           58,901
Investments in affiliates, net of cash acquired                             -         (31,046)         (14,457)
Disbursements for long-term loans                                     (23,151)        (11,842)         (43,620)
Payments received on long-term loans                                   10,458          18,714           42,333
Increase in other investment securities                                (2,028)         (6,408)         (14,810)
Other, net                                                                683          (3,078)             964
                                                                 ------------    ------------     ------------
Net cash used in investing activities                                (111,526)       (203,536)         (11,586)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                          115,401         257,240          175,516
Repayments of long-term debt                                         (218,144)       (398,479)        (333,889)
Increase (decrease) in short-term borrowings                         (149,988)        104,232         (114,075)
Dividends paid                                                        (14,577)        (15,948)          (7,291)
Proceeds from stock issuances by subsidiaries                          24,635          12,448           17,923
Proceeds from preferred securities issued by a subsidiary                   -          97,000                -
Other, net                                                              2,627            (839)            (933)
                                                                 ------------    ------------     ------------
Net cash provided by (used in) financing activities                  (240,046)         55,654         (262,749)
Effect of exchange rate changes on cash and cash equivalents            3,948           2,182           (6,595)
                                                                 ------------    ------------     ------------
Net increase (decrease) in cash and cash equivalents                   12,868          (9,063)         (33,427)
Cash and cash equivalents at beginning of year                        373,967         386,835          377,772
                                                                 ------------    ------------     ------------
Cash and cash equivalents at end of year                         JPY  386,835    JPY  377,772     JPY  344,345
                                                                 ============    ============     ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest                                                      JPY   63,021    JPY   47,852     JPY   31,271
   Income taxes                                                        33,347          51,795           46,635
SUPPLEMENTAL INFORMATION OF NONCASH FINANCING ACTIVITIES
Conversion of convertible debt into shares of common stock       JPY   27,159    JPY       18     JPY        -

See notes to consolidated financial statements.

                                 NEC Corporation

                   Notes to Consolidated Financial Statements

                                 March 31, 2003

1. NATURE OF OPERATIONS

NEC Corporation and its consolidated subsidiaries (the "Company") is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company's principal operations consist of IT Solutions business, Network Solutions business, and Electron Devices business based on customers and markets served.

IT Solutions business is primarily engaged in the provision of systems integration services, Internet-related services and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporate and individual customers.

Network Solutions business is primarily engaged in the development, design, manufacture, sale and network integration services for communication systems and equipment mainly for network service providers.

Electron Devices business is primarily engaged in the development, design, manufacture and sale of semiconductors and other electron devices for equipment manufacturers.

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

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant accounting policies, after reflecting adjustments for the above, are as follows:

BASIS OF CONSOLIDATION AND INVESTMENTS IN AFFILIATED COMPANIES

The consolidated financial statements include the accounts of NEC Corporation and its subsidiaries in which it has a controlling financial interest. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.

Investments in 20 - 50 % owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

As a result of the reorganization of various affiliated companies during the year ended March 31, 2002, the Company acquired a controlling financial interest in NEC Leasing Ltd. ("NEL"), and began to consolidate such entity. In March 2003, the Company sold a part of its ownership interest in NEL, which resulted in a decrease in the Company's ownership in NEL to 39.5%. As a result, the operating results of NEL were consolidated through the date of sale, and recognized on an equity basis thereafter.

CASH EQUIVALENTS

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

ALLOWANCE FOR DOUBTFUL NOTES AND ACCOUNTS

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES AND OTHER INVESTMENTS

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost.

INVENTORIES

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

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

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

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over their estimated useful lives.

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL AND OTHER INTANGIBLES

Effective April 1, 2002, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prohibits the amortization of goodwill, and requires that goodwill be tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. In accordance with SFAS No. 142, the Company performed the transitional impairment tests of goodwill at April 1, 2002 and determined that its goodwill was not impaired. Prior to the adoption of SFAS No. 142, goodwill which arose from business combinations completed before July 1, 2001, was amortized on a straight-line basis over the period of expected benefit which did not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization has been recorded.

Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 5 years.

The Company reviews the carrying amount of intangible assets with finite lives for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets to be held and used are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

SOFTWARE COSTS

The Company capitalizes costs incurred for development of computer software that will be sold, leased or otherwise marketed after technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis using the ratio that current revenues bear to the total of current and anticipated future revenues over periods ranging up to 3 years. Unamortized capitalized software costs determined to be in excess of the net realizable value are written off.

Certain costs incurred to develop or obtain internal use computer software are capitalized, and amortized on a straight-line basis principally over 5 years.

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ISSUANCE OF STOCK BY A SUBSIDIARY

When a subsidiary issues stock to unrelated third parties, the Company's ownership interest in the subsidiary decreases. In the event the price per share is more or less than the Company's average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and recognizes gains or losses in the year in which the change in ownership interest occurs.

STOCK-BASED COMPENSATION

At March 31, 2003, the Company has three stock-based compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income
(loss), as all options granted under those plans had an exercise price at least equal to the market value at the date of grant and such exercise price has been higher than the market value since such date. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

                                                                            YEAR ENDED MARCH 31
                                                                 ------------------------------------------
                                                                     2001            2002            2003
                                                                 ----------      -----------     ----------
                                                                               (Millions of yen)
Net income (loss), as reported                                   JPY 56,603     JPY (312,020)   JPY (24,558)
Deduct:  Total stock-based compensation expense determined
  under fair value based method for all awards, net of
  related tax effects                                                  (298)            (139)           (94)
                                                                 ----------     ------------    -----------
Pro forma net income (loss)                                      JPY 56,305     JPY (312,159)   JPY (24,652)
                                                                 ==========     ============    ===========
                                                                                     (Yen)

Net income (loss) per share:
   Basic - as reported                                           JPY  34.55     JPY  (188.63)   JPY  (14.85)
   Basic - pro forma                                                  34.37          (188.71)        (14.91)
   Diluted - as reported                                              32.17          (188.63)        (14.85)
   Diluted - pro forma                                                32.01          (188.71)        (14.91)

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE

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

REVENUE RECOGNITION

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

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as a sales-type lease or direct-financing lease are accounted for as operating leases and related revenues are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company's products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

DERIVATIVE FINANCIAL INSTRUMENTS

Effective on April 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Adoption of SFAS No. 133 on April 1, 2001 resulted in a loss from the cumulative effect of an accounting change of JPY 2,595 million and a reduction from accumulated other comprehensive income
(loss) of JPY 3,606 million.

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Prior to April 1, 2001, the Company used forward exchange contracts and interest rate swap agreements for hedging purposes. For forward exchange contracts, gains and losses on contracts designated as hedges were recognized in income and were offset against the foreign exchange differences in the underlying assets and liabilities. The gains and losses were included in other income or expenses. The discounts and premiums on forward exchange contracts were amortized over the lives of the respective contracts and included in interest expense. The related receivable or payable was included in other current assets or other current liabilities. Agreements that were, in substance, essentially the same as forward exchange contracts, such as currency swaps, are accounted for in a manner similar to the accounting for forward exchange contracts. For interest rate swap agreements, differentials to be paid or received related to interest rate swap agreements were recognized in interest expense over the lives of the agreement. The receivable or payable for the differential was included in other current assets or other current liabilities.

SECURITIZATION OF RECEIVABLES

In some cases, the Company retains certain interests in trade receivables sold in securitizations. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GUARANTEES

Effective on January 1, 2003, the Company adopted the Financial Accounting Standards Board ("FASB") Interpretation ("Interpretation") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. As a result of adopting Interpretation No. 45, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Interpretation No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Company obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.

The Company uses special purpose entities, through which the Company leases equipment to overseas customers. The entities are considered variable interest entities under Interpretation No. 46. The Company provides financial support, including guarantees, to the entities, and holds a majority of or significant variable interests in the entities. Total assets held by the entities at March 31, 2003 were JPY 57,937 million. The Company's maximum exposure to loss would be JPY 11,282 million.

The Company also uses special purpose entities, through which the Company invests in and makes loans to third parties. The entities are considered variable interest entities under Interpretation No. 46. The Company provides financial support, including guarantees, to the entities, and holds a majority of the variable interests in the entities. Total assets held by the entities at March 31, 2003 were JPY 12,422 million. The Company's maximum exposure to loss would be JPY 7,710 million.

NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is required to be adopted for years beginning after June 15, 2002. Under SFAS No. 143, a liability for an asset retirement obligation is recognized in the period in which it is incurred and is initially measured at fair value. The Company will adopt SFAS No. 143 effective April 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's results of operations and financial position.

                                 NEC Corporation

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain accounts in the consolidated financial statements for the years ended March 31, 2001 and 2002 have been reclassified to conform to the 2003 presentation.

3. INVESTMENTS IN AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of voting shares at March 31, 2003 are: Nippon Electric Glass Co., Ltd. (35.6%); ANRITSU CORPORATION (22.0%); Toyo Communication Equipment Co., Ltd. (21.5%); NEC Leasing, Ltd. ("NEL") (39.5%); Elpida Memory, Inc. (50.0%); NEC-Mitsubishi Electric Visual Systems Corporation (50.0%) and 11 other companies.

The Company's ownership interest in NEL decreased to 39.5% during March 2003 and, accordingly, NEL was deconsolidated and accounted for by the equity method.

Summarized financial information relating to affiliated companies accounted for by the equity method except for NEL is as follows:

                                                                 MARCH 31
                                                       ----------------------------
                                                            2002           2003
                                                       -------------  -------------
                                                            (Millions of yen)
Current assets                                         JPY   655,028  JPY   459,641
Other assets, including property, plant and equipment        694,943        588,969
                                                       -------------  -------------
Total assets                                           JPY 1,349,971  JPY 1,048,610
                                                       =============  =============

Current liabilities                                    JPY   487,567  JPY   368,666
Long-term liabilities                                        338,103        240,235
Shareholders' equity                                         524,301        439,709
                                                       -------------  -------------
Total liabilities and shareholders' equity             JPY 1,349,971  JPY 1,048,610
                                                       =============  =============

                                         YEAR ENDED MARCH 31
                             ------------------------------------------
                                  2001          2002           2003
                             -------------  -------------   -----------
                                      (Millions of yen)
Sales and operating revenue  JPY 1,388,641  JPY 1,002,208   JPY 851,613
Gross profit                       276,966        179,108       153,149
Net income (loss)                   75,888        (57,505)      (49,284)

                                 NEC Corporation

3. INVESTMENTS IN AFFILIATED COMPANIES (CONTINUED)

A summarized balance sheet of NEL at March 31, 2003, which was deconsolidated in March 2003, is as follows: (See Note 23 for the operating results of NEL for the year ended March 31, 2003.)

                                                                      (Millions of
                                                                           yen)
Current assets:
   Current portion of investment in leases                            JPY 247,345
   Other current assets                                                    98,490
                                                                      -----------
Total current assets                                                      345,835

Investment in leases                                                      265,313
Other assets                                                               45,028
                                                                      -----------
Total assets                                                          JPY 656,176
                                                                      ===========

Current liabilities:
   Short-term borrowings including current portion of long-term debt  JPY 247,150
   Other current liabilities                                               36,743
                                                                      -----------
Total current liabilities                                                 283,893

Long-term debt                                                            323,934
Other long-term liabilities                                                 6,571
                                                                      -----------
                                                                          330,505
Shareholders' equity                                                       41,778
                                                                      -----------
Total liabilities and shareholders' equity                            JPY 656,176
                                                                      ===========

Of the 17 affiliated companies at March 31, 2003 (13 companies at March 31,
2002) accounted for by the equity method, the stocks of 3 companies (4 companies at March 31, 2002) carried at JPY 110,072 million and JPY 97,123 million at March 31, 2002 and 2003, respectively, had quoted market values of an aggregate of JPY 130,174 million and JPY 87,661 million at March 31, 2002 and 2003, respectively.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

                           MARCH 31
                    ----------------------
                        2002       2003
                    ----------  ----------
                      (Millions of yen)
Receivables, trade  JPY 18,191  JPY 12,865
Payables, trade         19,201      13,652

                                 NEC Corporation

3. INVESTMENTS IN AFFILIATED COMPANIES (CONTINUED)

                   YEAR ENDED MARCH 31
           -----------------------------------
               2001        2002        2003
           -----------  ----------  ----------
                    (Millions of yen)
Sales      JPY 206,961  JPY 72,384  JPY 70,070
Purchases      172,571      57,597      54,118

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2001, 2002 and 2003 totaled JPY 5,052 million, JPY 2,049 million and JPY 1,651 million, respectively.

4. MARKETABLE SECURITIES

The following is a summary of marketable securities by major security type:

                                           MARCH 31, 2002
                      ------------------------------------------------------
                                       GROSS           GROSS
                                     UNREALIZED      UNREALIZED
                                      HOLDING         HOLDING
                          COST         GAINS           LOSSES     FAIR VALUE
                      -----------   -----------      ----------   -----------
                                         (Millions of yen)
Available-for-sale:
   Equity securities  JPY 177,855    JPY 95,112      JPY 17,871   JPY 255,096
   Debt securities          8,348            14             379         7,983
                      -----------    ----------      ----------   -----------
                      JPY 186,203    JPY 95,126      JPY 18,250   JPY 263,079
                      ===========    ==========      ==========   ===========

                                            MARCH 31, 2003
                      --------------------------------------------------------
                                         GROSS         GROSS
                                       UNREALIZED    UNREALIZED
                                         HOLDING      HOLDING
                         COST            GAINS         LOSSES       FAIR VALUE
                      ----------      ----------     ----------    -----------
                                          (Millions of yen)
Available-for-sale:
   Equity securities  JPY 111,192     JPY 19,364     JPY 18,573    JPY 111,983
   Debt securities          4,231             28            149          4,110
                      -----------     ----------     ----------    -----------
                      JPY 115,423     JPY 19,392     JPY 18,722    JPY 116,093
                      ===========     ==========     ==========    ===========

Available-for-sale debt securities at March 31, 2003 mature within 5 year period.

                                 NEC Corporation

4. MARKETABLE SECURITIES (CONTINUED)

Proceeds from sales of available-for-sale securities were JPY 48,053 million, JPY 21,017 million and JPY 71,919 million for the years ended March 31, 2001, 2002 and 2003, respectively. Gross realized gains were JPY 40,099 million, JPY 8,435 million and JPY 32,174 million for the years ended March 31, 2001, 2002 and 2003, respectively, and gross realized losses, including writedowns, were JPY 42,274 million, JPY 70,574 million and JPY 31,914 million for the years ended March 31, 2001, 2002 and 2003, respectively.

5. INVENTORIES

Inventories at March 31, 2002 and 2003 consisted of the following:

                                                      MARCH 31
                                             --------------------------
                                                 2002          2003
                                             -----------    -----------
                                                 (Millions of yen)
Finished products                            JPY 235,783   JPY 171,945
Work in process and semifinished components      318,115       285,463
Less - advance payments received                 (47,448)      (29,670)
Raw materials and purchased components           143,593       126,082
                                             -----------   -----------
                                             JPY 650,043   JPY 553,820
                                             ===========   ===========

6. GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2002 and 2003 were as follows:

                                                         NETWORK     ELECTRON
                                         IT SOLUTIONS   SOLUTIONS     DEVICES
                                           BUSINESS      BUSINESS    BUSINESS       TOTAL
                                         ------------  -----------   --------    ----------
                                                         (Millions of yen)
Balance at April 1, 2001                 JPY 28,229    JPY 14,135    JPY 2,991   JPY 45,355
Goodwill acquired during year                 9,590         1,211            -       10,801
Amortization of goodwill                     (4,193)       (3,170)        (997)      (8,360)
Impairment losses                            (1,595)       (3,517)      (1,994)      (7,106)
Effect of foreign currency translation
  adjustments                                     -           600            -          600
                                         ----------    ----------    ---------   ----------
Balance at March 31, 2002                    32,031         9,259            -       41,290

GOODWILL ACQUIRED DURING YEAR                     -             -        6,233        6,233
SALE OF A BUSINESS UNIT                        (222)            -            -         (222)
EFFECT OF FOREIGN CURRENCY TRANSLATION
  ADJUSTMENTS                                     -          (827)           -         (827)
                                         ----------    ----------    ---------   ----------
BALANCE AT MARCH 31, 2003                JPY 31,809    JPY  8,432    JPY 6,233   JPY 46,474
                                         ==========    ==========    =========   ==========

                                 NEC Corporation

6. GOODWILL AND OTHER INTANGIBLES (CONTINUED)

The following table represents income (loss) before cumulative effect of accounting change, net income (loss), income (loss) before cumulative effect of accounting change per share and net income (loss) per share for the years ended March 31, 2001, 2002 and 2003, adjusted to exclude amortization of goodwill:

                                                               YEAR ENDED MARCH 31
                                                    --------------------------------------
                                                       2001        2002          2003
                                                    ----------  ------------  ------------
                                                              (Millions of yen)
Reported income (loss) before cumulative effect of
  accounting change                                 JPY 56,603  JPY (309,425)  JPY (24,558)
Add back: Goodwill amortization                          6,330         8,360             -
                                                    ----------  ------------   -----------
Adjusted income (loss) before cumulative effect of
  accounting change                                 JPY 62,933  JPY (301,065)  JPY (24,558)
                                                    ==========  ============   ===========

Reported net income (loss)                          JPY 56,603  JPY (312,020)  JPY (24,558)
Add back: Goodwill amortization                          6,330         8,360             -
                                                    ----------  ------------   -----------
Adjusted net income (loss)                          JPY 62,933  JPY (303,660)  JPY (24,558)
                                                    ==========  ============   ===========

                                                                YEAR ENDED MARCH 31
                                                       -----------------------------------
                                                          2001       2002          2003
                                                       ---------  -----------  -----------
                                                                      (Yen)
Per share:
  Basic:
   Reported income (loss) before cumulative effect of
     accounting change                                 JPY 34.55  JPY (187.06)  JPY (14.85)
   Add back: Goodwill amortization                          3.87         5.05            -
                                                       ---------  -----------   ----------
   Adjusted income (loss) before cumulative effect of
     accounting change                                 JPY 38.42  JPY (182.01)  JPY (14.85)
                                                       =========  ===========   ==========

   Reported net income (loss)                          JPY 34.55  JPY (188.63)  JPY (14.85)
   Add back: Goodwill amortization                          3.87         5.05            -
                                                       ---------  -----------   ----------
   Adjusted net income (loss)                          JPY 38.42  JPY (183.58)  JPY (14.85)
                                                       =========  ===========   ==========

  Diluted:
   Reported income (loss) before cumulative effect of
     accounting change                                 JPY 32.17  JPY (187.06)  JPY (14.85)
   Add back: Goodwill amortization                          3.41         5.05            -
                                                       ---------  -----------   ----------
   Adjusted income (loss) before cumulative effect of
     accounting change                                 JPY 35.58  JPY (182.01)  JPY (14.85)
                                                       =========  ===========   ==========

   Reported net income (loss)                          JPY 32.17  JPY (188.63)  JPY (14.85)
   Add back: Goodwill amortization                          3.41         5.05            -
                                                       ---------  -----------   ----------
   Adjusted net income (loss)                          JPY 35.58  JPY (183.58)  JPY (14.85)
                                                       =========  ===========   ==========

                                 NEC Corporation

6. GOODWILL AND OTHER INTANGIBLES (CONTINUED)

Intangibles other than goodwill subject to amortization at March 31, 2002 and 2003 consisted of the following:

                                       MARCH 31
              --------------------------------------------------------
                          2002                         2003
              -------------------------     --------------------------
               GROSS                         GROSS
              CARRYING      ACCUMULATED     CARRYING       ACCUMULATED
               AMOUNT      AMORTIZATION      AMOUNT       AMORTIZATION
              ----------  -------------     ----------    ------------
                            (Millions of yen)
License fees  JPY 44,299    JPY (19,961)    JPY 51,743     JPY (26,448)
Patents            7,001         (3,747)         7,470          (4,293)
Others             8,048         (3,886)         8,796          (4,036)
              ----------    -----------     ----------     -----------
              JPY 59,348    JPY (27,594)    JPY 68,009     JPY (34,777)
              =========    ============     ==========     ===========

The aggregate amortization expense for the years ended March 31, 2001, 2002 and 2003 was JPY 10,358 million, JPY 13,667 million and JPY 13,302 million, respectively. The estimated amortization expense for the next five years is as follows:

                           (Millions of
YEAR ENDING MARCH 31:          yen)
        2004               JPY 9,872
        2005                   8,146
        2006                   6,037
        2007                   4,317
        2008                   3,135

Intangibles other than goodwill with indefinite useful lives at March 31, 2002 and 2003 were insignificant.

7. SOFTWARE COSTS

Software costs, included in other assets, other, at March 31, 2002 and 2003 consisted of the following:

                                 MARCH 31
                        ------------------------
                            2002         2003
                        -----------   -----------
                           (Millions of yen)
Capitalized software    JPY  32,519   JPY  24,932
Internal use software        89,202        96,531
                        -----------   -----------
                        JPY 121,721   JPY 121,463
                        ===========   ===========

                                 NEC Corporation

7. SOFTWARE COSTS (CONTINUED)

Accumulated amortization of capitalized software at March 31, 2002 and 2003 was JPY 77,264 million and JPY 69,806 million, respectively. Amortization expense of capitalized software for the years ended March 31, 2001, 2002 and 2003 was JPY 22,307 million, JPY 39,398 million and JPY 35,188 million, respectively.

Accumulated depreciation of internal use software at March 31, 2002 and 2003 was JPY 78,247 million and JPY 71,856 million, respectively. Depreciation expense of internal use software for the years ended March 31, 2001, 2002 and 2003 was JPY 23,025 million, JPY 27,708 million and JPY 29,196 million, respectively.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2002 and 2003 were as follows:

                                                                       MARCH 31
                                                               -------------------------
                                                                  2002           2003
                                                               ----------     ----------
                                                                 (Millions of yen)
Loans, principally from banks, including bank
  overdrafts (average interest rate of 1.25%
  in 2002 and 0.92% in 2003):
    Secured                                                   JPY  20,228    JPY     764
    Unsecured                                                     249,316        211,586
Commercial paper (average interest rate of 0.11% in 2002)         181,000              -
                                                              -----------    -----------
                                                              JPY 450,544    JPY 212,350
                                                              ===========    ===========

At March 31, 2003, the Company had unused lines of credit for short-term financing aggregating JPY 394,568 million subject to commitment fees on the unused portion ranging from 0.125% to 0.25% and JPY 169,436 million with no commitment fees. The line of credit of JPY 100,000 million has a term extending through March 31, 2006. The remainder of JPY 464,004 million is renewed annually.

                                 NEC Corporation

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

Long-term debt at March 31, 2002 and 2003 was as follows:

                                                                                  MARCH 31
                                                                        ---------------------------------
                                                                            2002                 2003
                                                                        -------------        ------------
                                                                               (Millions of yen)
Loans, principally from banks and insurance companies, due 2002 to
  2011 with average interest rate of 1.30% at March 31, 2002 and due
  2003 to 2011 with average interest rate of 1.18% at March 31, 2003:
    Secured                                                             JPY    23,495     JPY     20,760
    Unsecured                                                                 690,330            306,992
5.7% to 6.05% unsecured yen bonds due 2002 to 2007                             30,000             10,000
Unsecured yen debentures, due 2002 to 2010 with interest rates of
  0.45% to 3.3% at March 31, 2002 and due 2003 to 2010 with interest
  rates of 1.55% to 3.3% at March 31, 2003                                    618,000            455,800
1.9% unsecured yen convertible debentures due 2004, convertible currently at JPY 1,962.90 for one common share, redeemable before due
  date                                                                        118,506            118,506
1.0% unsecured yen convertible debentures due 2011, convertible currently at JPY 1,375.00 for one common share, redeemable before due
  date                                                                         97,906             97,906
Zero coupon unsecured yen convertible debentures due 2007,
  convertible currently at JPY 3,207.00 for one common share, redeemable
  before due date                                                             100,000            100,000
Zero coupon unsecured yen convertible debentures due 2010,
  convertible currently at JPY 1,730.00 for one common share, redeemable
  before due date                                                             100,000            100,000
Medium-term notes issued by consolidated subsidiaries, due 2002 to
  2004 with interest rates of 0.09% to 0.3% at March 31, 2002 and due
  2003 to 2004 with interest rates of 0.25% to 0.3% at March 31, 2003           9,024              3,050
Long-term capital lease obligations, due 2002 to 2007 with interest rates of 2.398% to 8.9% at March 31, 2002 and due 2003 to 2012 with
  interest rates of 1.43% to 9.2% at March 31, 2003                            11,856             51,752
Other                                                                           8,098              8,297
                                                                        -------------      -------------
                                                                            1,807,215          1,273,063
Unamortized premium                                                             1,946              1,680
                                                                        -------------      -------------
                                                                            1,809,161          1,274,743
Less - portion due within one year                                           (310,283)          (270,956)
                                                                        -------------      -------------
                                                                        JPY 1,498,878      JPY 1,003,787
                                                                        =============      =============

                                NEC Corporation

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT (CONTINUED)

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2003:

                                                             (Millions of
                                                                 yen)
Notes and accounts receivable                                  JPY  2,000
Marketable securities                                               4,313
Property, plant and equipment (net book value)                     79,515

The agreement for the 1.9% unsecured yen convertible debentures due 2004 stipulates, among other things, that NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreement. Under the agreement, NEC Corporation deposited, instead of cash, marketable securities amounting to JPY 88,407 million and JPY 90,323 million at March 31, 2002 and 2003, respectively.

At March 31, 2003, an aggregate of 220,563 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

A subsidiary is required to repay certain medium-term loans, the balance of which was JPY 80,000 million at March 31, 2003, if its net assets fall below JPY 150,000 million, operating cash flow would be negative for two consecutive half year periods, or NEC Corporation's ownership interest drops below 50% or the subsidiary no longer is a consolidated subsidiary of NEC Corporation.

The Company has agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Certain of the loan agreements provide, among other things, that the Company submit to the lenders (upon their request) for approval its proposed appropriation of income (including dividends) before such appropriation can be submitted to the shareholders for approval.

Annual maturities on long-term debt during the next five years are as follows:

YEAR ENDING MARCH 31:                                    (Millions of yen)
        2004                                                   JPY 270,956
        2005                                                       186,178
        2006                                                       195,984
        2007                                                       172,110
        2008                                                       102,419

                                NEC Corporation

9. PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service and conditions under which the termination occurs. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also have contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan which would otherwise be provided by the Japanese government. The pension benefits are determined based on years of service and the compensation amount as stipulated in the regulations. The governmental welfare pension contributions are funded in conformity with the requirements regulated by the Japanese Welfare Pension Insurance Law.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

On September 1, 2002, the Company received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of the Company's contributory defined benefit pension plans, over which the Japanese government will take responsibility. The Company, upon the final approval from the Japanese government during the year ending March 31, 2004, will be relieved of all past obligations under the governmental welfare component of the plans, with the transfer to the Japanese government of certain specified amounts which will be provided from the assets of the Company's pension plans. The Company will account for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction. Based on current assumptions, the Company estimates that this transaction would result in a decrease of approximately JPY 550,000 million in the benefit obligations.

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants' annual salary.

                                NEC Corporation

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

                                                                                      MARCH 31
                                                                          --------------------------------
                                                                              2002               2003
                                                                          -------------      -------------
                                                                                 (Millions of yen)
Change in benefit obligations:
   Benefit obligations at beginning of year                               JPY 1,280,618      JPY 1,396,135
   Service cost                                                                  65,131             53,418
   Interest cost                                                                 47,107             49,418
   Actuarial loss                                                                 3,042            141,169
   Benefits paid                                                                (65,066)           (83,845)
   Acquisitions/divestitures, net                                                65,303             10,182
                                                                          -------------      -------------
   Benefit obligations at end of year                                         1,396,135          1,566,477
Change in plan assets: (*1)
   Fair value of plan assets at beginning of year                               759,571            799,432
   Actual loss on plan assets                                                   (50,831)           (97,184)
   Employer's contributions                                                      45,056             41,410
   Employees' contributions                                                      16,245             11,535
   Benefits paid                                                                (25,167)           (39,766)
   Acquisitions/divestitures, net                                                54,558                600
                                                                          -------------      -------------
   Fair value of plan assets at end of year                                     799,432            716,027
                                                                          -------------      -------------
Funded status                                                                  (596,703)          (850,450)
Unrecognized prior service cost and actuarial loss (*2)                         375,652            622,369
Unrecognized net obligation at April 1, 1989 being recognized over 17
  years                                                                          12,552              9,505
                                                                          -------------      -------------
Net amounts recognized                                                    JPY  (208,499)     JPY  (218,576)
                                                                          =============      =============
Amounts recognized in the consolidated balance sheets consist of:
   Accrued pension and severance costs                                    JPY  (467,561)     JPY  (705,551)
   Accumulated other comprehensive income, pretax                               259,062            486,975
                                                                          -------------      -------------
Net amounts recognized                                                    JPY  (208,499)     JPY  (218,576)
                                                                          =============      =============

(*1) The plan assets consist principally of corporate equity securities, government securities and corporate debt securities.

(*2) Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 17 years.

                                NEC Corporation

The weighted-average assumptions used in the accounting for the plans at March 31, 2002 and 2003 were as follows:

                                                                                    MACH 31
                                                                        ------------------------------
                                                                           2002                 2003
                                                                        ----------          ----------
Discount rate                                                              3.5%                 3.0%
Rate of increase in future compensation level                           1.7% - 3.8%         1.7% - 3.8%
Expected long-term rate of return on plan assets                           4.0%                 4.0%

As a result of change in the discount rate at March 31, 2003, benefit obligations increased by JPY 127,216 million.

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2001, 2002 and 2003 were as follows:

                                                                            YEAR ENDED MARCH 31
                                                                 -------------------------------------------
                                                                   2001             2002             2003
                                                                 --------         ---------         --------
                                                                             (Millions of yen)
Service cost                                                  JPY  61,175       JPY  65,131      JPY  53,418
Interest cost                                                      46,245            47,107           49,418
Expected return on plan assets                                    (31,617)          (32,558)         (32,090)
Amortization of unrecognized prior service cost and
  actuarial loss                                                    8,666            18,842           22,593
Amortization of unrecognized net obligation at April 1,
  1989 being recognized over 17 years                               3,047             3,047            3,047
                                                              -----------      ------------      -----------
Net pension and severance cost for all defined benefit
  plans                                                       JPY  87,516       JPY 101,569      JPY  96,386
                                                              ===========       ===========      ===========

The total cost for all defined benefit and defined contribution plans was as follows:

                                                                            YEAR ENDED MARCH 31
                                                                 -------------------------------------------
                                                                   2001             2002             2003
                                                                 --------         ---------         --------
                                                                             (Millions of yen)
Net pension and severance cost for all defined benefit
  plans                                                       JPY  87,516       JPY 101,569      JPY  96,386
Employees' contributions to the contributory defined
  benefit pension plans                                           (13,959)          (16,245)         (11,535)
Pension and severance cost for defined contribution plans           3,355             3,620            1,064
                                                              -----------      ------------      -----------
Total cost for all defined benefit and defined
  contribution plans                                          JPY  76,912      JPY   88,944      JPY  85,915
                                                              ===========      ============      ===========

                                NEC Corporation

10. INCOME TAXES

The components of income (loss) before income taxes and the provision (benefit) for income taxes comprised the following components:

                                                                            YEAR ENDED MARCH 31
                                                               ---------------------------------------------
                                                                  2001             2002             2003
                                                               ----------      ------------       ----------
                                                                             (Millions of yen)
Income (loss) before income taxes:
   NEC Corporation and domestic subsidiaries                   JPY 89,191      JPY (258,858)     JPY  80,969
   Foreign subsidiaries                                             3,132          (202,325)         (19,473)
                                                               ----------      ------------      -----------
                                                               JPY 92,323      JPY (461,183)     JPY  61,496
                                                               ==========      ============      ===========
Provision (benefit) for income taxes:
   Current:
      NEC Corporation and domestic subsidiaries                JPY 48,480      JPY   42,831      JPY  46,549
      Foreign subsidiaries                                         10,291             1,419            4,477
                                                               ----------      ------------      -----------
                                                                   58,771            44,250           51,026
Deferred:
      NEC Corporation and domestic subsidiaries                     6,755          (192,870)             148
      Foreign subsidiaries                                         (9,218)          (29,553)           7,540
                                                               ----------      ------------      -----------
                                                                   (2,463)         (222,423)           7,688
                                                               ----------      ------------      -----------
                                                               JPY 56,308      JPY (178,173)     JPY  58,714
                                                               ==========      ============      ===========

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 42.0% for the years ended March 31, 2001, 2002 and 2003. The Japanese government enacted a change in March 2003 and, accordingly, the statutory tax rate will be reduced to 40.5% effective April 1, 2004. A reconciliation between the reported total income tax provision (benefit) and the amount computed by multiplying the income
(loss) before income taxes by the statutory tax rate is as follows:

                                                                            YEAR ENDED MARCH 31
                                                               ---------------------------------------------
                                                                  2001             2002              2003
                                                               ----------      ------------       ----------
                                                                             (Millions of yen)
Expected tax provision (benefit)                               JPY 38,776      JPY (193,697)      JPY 25,828
Increase (decrease) in taxes resulting from:
   Tax benefit on prior losses of subsidiaries                     (5,417)          (15,864)               -
   Changes in valuation allowance                                   2,562            (5,156)          (6,582)
   Non-deductible expenses for tax purposes                         2,613             1,889            2,168
   International tax rate differences                                (452)            1,402           (3,026)
   Effect of change in statutory tax rate on deferred tax
     balances                                                           -                 -           16,282
   Non-deductible goodwill amortization                             4,349             6,875                -
   Tax on undistributed earnings                                    8,587            12,391           19,874
   Other                                                            5,290            13,987            4,170
                                                               ----------      ------------       ----------
Income tax provision (benefit)                                 JPY 56,308      JPY (178,173)      JPY 58,714
                                                               ==========      ============       ==========

                                NEC Corporation

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

                                                                                      MARCH 31
                                                                             ----------------------------
                                                                               2002              2003
                                                                             ---------         ----------
                                                                                 (Millions of yen)
Deferred tax assets:
   Intercompany profit between consolidated companies                      JPY  21,970        JPY  17,242
   Investments and advances                                                    133,496            186,381
   Accrued bonus                                                                24,088             34,916
   Accrued pension and severance costs                                         152,552            257,981
   Operating lease                                                              24,939             18,615
   Operating loss carryforwards                                                225,973            135,749
   Depreciation                                                                 43,855             38,678
   Other                                                                        78,972             99,470
                                                                           -----------       ------------
                                                                               705,845            789,032
   Less - valuation allowance                                                  (27,229)           (20,208)
                                                                           -----------       ------------
Total                                                                      JPY 678,616       JPY  768,824
                                                                           ===========       ============
Deferred tax liabilities:
   Marketable securities                                                   JPY  33,415       JPY    3,221
   Tax deductible reserve                                                       31,826             26,501
   Tax on undistributed earnings                                                38,235             18,602
   Other                                                                        14,436             30,722
                                                                           -----------       ------------
Total                                                                      JPY 117,912       JPY   79,046
                                                                           ===========       ============

In Japan, consolidated tax returns were not permitted until the year ended March 31, 2002; accordingly, NEC Corporation and its domestic subsidiaries have filed separate tax returns. For the year ended March 31, 2003, the Company was permitted to and will file consolidated tax returns in Japan. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2001, 2002 and 2003 were decreases of JPY 7,197 million, JPY 9,454 million and JPY 7,021 million, respectively. For the year ended March 31, 2003, tax benefits of JPY 19,432 million have been realized through utilization of operating loss carryforwards.

At March 31, 2003, the Company had operating loss carryforwards amounting to JPY 320,449 million of which JPY 195,983 million relates to domestic companies and will expire during the period from 2004 through 2008. The remainder of JPY 124,466 million relates to foreign subsidiaries and, except for JPY 56,027 million with no expiration date, will expire through 2023.

                                NEC Corporation

Realization of the net deferred tax assets is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

11. PREFERRED SECURITIES ISSUED BY A SUBSIDIARY

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

Holders of TOPrS are entitled to a cash dividend at JPY 6,250 per unit on the initial payment date, June 18, 2002, at a fixed rate of 2.50% per annum on the second payment date, December 18, 2002 through the tenth payment date, December 18, 2006, and at a floating rate of six month JPY en LIBOR plus 2.00% per annum on the eleventh payment date, June 18, 2007, and thereafter. Distributions not paid on the scheduled payment date will accumulate and interest thereon will compound and accrue semi-annually.

The discount of JPY 3,000 million is being amortized over five years. The amortization for the years ended March 31, 2002 and 2003 was JPY 200 million and JPY 600 million, respectively.

                                NEC Corporation

12. SHAREHOLDERS' EQUITY

Changes in common stock, additional paid-in capital, accumulated other comprehensive income (loss) and treasury stock are shown below:

                                                                            YEAR ENDED MARCH 31
                                                               --------------------------------------------
                                                                   2001           2002             2003
                                                               ------------    ------------    ------------
                                                                             (Millions of yen)
Common stock:
   Balance at beginning of year                                JPY  231,137     JPY  244,717    JPY  244,726
   Conversion of convertible debt                                    13,580                9               -
                                                               ------------     ------------    ------------
   Balance at end of year                                      JPY  244,717     JPY  244,726    JPY  244,726
                                                               ============     ============    ============
Additional paid-in capital:
   Balance at beginning of year                                JPY  348,234     JPY  361,813    JPY  361,820
   Conversion of convertible debt                                    13,579                9               -
   Loss on sale of treasury stock                                         -               (2)              -
                                                               ------------     ------------    ------------
   Balance at end of year                                      JPY  361,813     JPY  361,820    JPY  361,820
                                                               ============     ============    ============
Accumulated other comprehensive income (loss):
   Balance at beginning of year                                JPY   48,005     JPY  (78,603)   JPY (105,437)
   Other comprehensive income (loss), net of tax                   (126,608)         (26,834)       (180,980)
                                                               ------------     -------------   ------------
   Balance at end of year                                      JPY  (78,603)    JPY (105,437)   JPY (286,417)
                                                               ============     ============    ============
Treasury stock, at cost:
   Balance at beginning of year                                JPY      (83)    JPY     (970)   JPY   (2,319)
   Net change resulting from purchase and sales of
    fractional shares of less than "One Unit" as defined
    by the Japanese Commercial Code                                      70             (816)           (933)
   Purchase of shares for stock option plan                            (957)            (533)              -
                                                               ------------     -------------   ------------
   Balance at end of year                                      JPY     (970)    JPY   (2,319)   JPY   (3,252)
                                                               ============     ============    ============

(1)  Common stock and additional paid-in capital

     Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 2001 and 2002 were 27,439,595 shares and 8,754 shares, respectively.

     On October 1, 2001, an amendment ("Amendment") to the Japanese Commercial Code became effective. The Amendment eliminated the stated par value of the Company's outstanding shares which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provided that shares issued after September 30, 2001 would have no par value. Before the Amendment, the Company's shares had a par value of JPY 50 per share.

                                NEC Corporation

(1)  Common stock and additional paid-in capital (continued)

     Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

     Prior to 1985, NEC Corporation made, based on the resolution of the board of directors, a free distribution of 233,182,146 shares of common stock to shareholders, which was clearly distinguished from a "stock dividend" paid out of profits that, under the Japanese Commercial Code before April 1, 1991, must be approved by the shareholders. The cumulative amount of the fair value of these shares at the time of issuance was JPY 258,755 million. In accounting for the free distribution of shares, the Japanese Commercial Code before April 1, 1991 permitted the board of directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts. Such transfer, however, would have had no effect on total shareholders' equity.

(2)  Retained earnings

     The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Legal reserve included in retained earnings at March 31, 2002 and 2003 was JPY 39,046 million.

     The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

     Retained earnings at March 31, 2003 included the Company's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of JPY 43,329 million.

                                NEC Corporation

(3)  Other comprehensive income (loss)

     Change in accumulated other comprehensive income (loss) is as follows:

                                                                                  YEAR ENDED MARCH 31
                                                                     --------------------------------------------
                                                                         2001            2002            2003
                                                                     ------------    ------------    ------------
                                                                                   (Millions of yen)
Foreign currency translation adjustments:
   Balance at beginning of year                                      JPY  (25,981)   JPY   (6,854)   JPY    6,597
   Change in the current period                                            19,127          13,451          (3,655)
                                                                     ------------    ------------    ------------
   Balance at end of year                                            JPY   (6,854)   JPY    6,597    JPY    2,942
                                                                     ============    ============    ============
Minimum pension liability adjustment:
   Balance at beginning of year                                      JPY  (27,551)   JPY (112,422)   JPY (150,256)
   Change in the current period                                           (84,871)        (37,834)       (132,190)
                                                                     ------------    ------------    ------------
   Balance at end of year                                            JPY (112,422)   JPY (150,256)   JPY (282,446)
                                                                     ============    ============    ============
Unrealized gains (losses) on marketable securities:
   Balance at beginning of year                                      JPY  101,537    JPY   40,673    JPY   41,136
   Change in the current period                                           (60,864)            463         (45,217)
                                                                     ------------    ------------    ------------
   Balance at end of year                                            JPY   40,673    JPY   41,136    JPY   (4,081)
                                                                     ============    ============    ============
Unrealized gains (losses) on derivative financial instruments:
   Balance at beginning of year                                      JPY        -    JPY        -    JPY   (2,914)
   Cumulative effect of accounting change                                       -          (3,606)              -
   Change in the current period                                                 -             692              82
                                                                     ------------    ------------    ------------
   Balance at end of year                                            JPY        -    JPY   (2,914)   JPY   (2,832)
                                                                     ============    ============    ============
Total accumulated other comprehensive income (loss):
   Balance at beginning of year                                      JPY   48,005    JPY  (78,603)   JPY (105,437)
   Cumulative effect of accounting change                                       -          (3,606)              -
   Change in the current period                                          (126,608)        (23,228)       (180,980)
                                                                     ------------    ------------    ------------
   Balance at end of year                                            JPY  (78,603)   JPY (105,437)   JPY (286,417)
                                                                     ============    ============    ============

                                NEC Corporation

(3)  Other comprehensive income (loss) (continued)

     Tax effect allocated to each component of other comprehensive income (loss) is as follows:

                                                                     YEAR ENDED MARCH 31
                                                        ---------------------------------------------
                                                         BEFORE-TAX      TAX (EXPENSE)    NET-OF-TAX
                                                           AMOUNT         OR BENEFIT        AMOUNT
                                                        ------------     ------------    ------------
                                                                      (Millions of yen)
2001:
   Foreign currency translation adjustments             JPY   19,127      JPY       -    JPY   19,127
   Minimum pension liability adjustment                     (146,329)          61,458         (84,871)
   Unrealized gains (losses) on marketable
    securities:
     Unrealized holding losses arising during period        (100,977)          38,851         (62,126)
     Less: reclassification adjustments for losses
      realized in net income (loss)                            2,175             (913)          1,262
                                                        ------------      -----------    ------------
   Other comprehensive income (loss)                    JPY (226,004)     JPY  99,396    JPY (126,608)
                                                        ============      ===========    ============
2002:
   Foreign currency translation adjustments:
     Foreign currency translation adjustments
      arising during period                             JPY   15,414      JPY       -    JPY   15,414
     Less: reclassification adjustments for gains
      realized in net income (loss)                           (1,963)               -          (1,963)
   Minimum pension liability adjustment                      (65,231)          27,397         (37,834)
   Unrealized gains (losses) on marketable securities:
     Unrealized holding losses arising during period         (62,788)          27,210         (35,578)
     Less: reclassification adjustments for losses
      realized in net income (loss)                           62,139          (26,098)         36,041
  Unrealized gains (losses) on derivative financial
     instruments:
     Cumulative effect of accounting change                   (6,217)           2,611          (3,606)
     Net changes in fair value of derivative
      financial instruments                                     (420)             176            (244)
     Less: reclassification adjustments for losses
      realized in net income (loss)                            1,613             (677)            936
                                                        ------------      -----------    ------------
   Other comprehensive income (loss)                    JPY  (57,453)     JPY  30,619    JPY  (26,834)
                                                        ============      ===========    ============
2003:
   Foreign currency translation adjustments:
     Foreign currency translation adjustments
      arising during period                             JPY   (3,992)     JPY       -    JPY   (3,992)
     Less: reclassification adjustments for losses
      realized in net income (loss)                              337                -             337
   Minimum pension liability adjustment                     (227,913)          95,723        (132,190)
   Unrealized gains (losses) on marketable securities:
     Unrealized holding losses arising during period         (76,758)          31,692         (45,066)
     Less: reclassification adjustments for gains
      realized in net income (loss)                             (260)             109            (151)
  Unrealized gains (losses) on derivative financial
     instruments:
     Net changes in fair value of derivative
      financial instruments                                   (1,350)             567            (783)
     Less: reclassification adjustments for losses
      realized in net income (loss)                            1,491             (626)            865
                                                        ------------      -----------    ------------
   Other comprehensive income (loss)                    JPY (308,445)     JPY 127,465    JPY (180,980)
                                                        ============      ===========    ============

                                 NEC Corporation

13. STOCK-BASED COMPENSATION PLAN

The Company has three stock option plans (the "Plans") approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock of the Company at the approximate market value at the date of grant. The options were fully vested when granted, and are exercisable over a period of four years commencing two years after the date of grant. The Plans provide that options lapse automatically upon the option holder's death and generally expire one year after termination of service.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. As a result, the Plans are accounted for as variable plans.

The stock option activity is as follows:

                                         YEAR ENDED MARCH 31
                  ----------------------------------------------------------------
                          2001                2002                   2003
                  --------------------  --------------------  --------------------
                             WEIGHTED-             WEIGHTED-             WEIGHTED-
                              AVERAGE               AVERAGE               AVERAGE
                  NUMBER OF   EXERCISE  NUMBER OF   EXERCISE  NUMBER OF   EXERCISE
                   OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
                  --------- ----------  ---------  ---------  ---------  ---------
                               (Yen)                 (Yen)                 (Yen)
Outstanding at
  beginning of
  year                   -  JPY     -    301,000   JPY 3,400   608,000   JPY 2,630
Granted            301,000      3,400    307,000       1,876   358,000         916
                   -------               -------               -------
Outstanding at
  end of year      301,000      3,400    608,000       2,630   966,000       1,995
                   =======               =======               =======
Exercisable at
  end of year            -          -          -           -   301,000       3,400

The weighted-average remaining contractual life for options outstanding at March 31, 2003 is 4.31 years.

The weighted-average fair value per option at the date of grant during the years ended March 31, 2001, 2002 and 2003 was JPY 991, JPY 451 and JPY 261, respectively. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                 YEAR ENDED MARCH 31
                                    ----------------------------------------------
                                     2001                2002               2003
                                     ----                ----               ----
Risk-free interest rate               1.00%               0.43%              0.45%
Expected life                       4 years             4 years            4 years
Expected volatility                  36.40%              42.60%             47.90%
Expected dividend                     0.27%               0.56%              0.95%

                                 NEC Corporation

14. NET INCOME (LOSS) PER SHARE

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income (loss) before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income (loss) is as follows:

                                                                       YEAR ENDED MARCH 31
                                                          -------------------------------------------
                                                               2001          2002            2003
                                                               ----          ----            ----
                                                                        (Millions of yen)
Income (loss) before cumulative effect
  of accounting change available to
  common shareholders                                       JPY 56,603   JPY (309,425)    JPY (24,558)
Effect of dilutive securities:
  Convertible debt                                               2,995              -               -
                                                            ----------   ------------     -----------
Diluted income (loss) before cumulative effect
  of accounting change                                      JPY 59,598   JPY (309,425)    JPY (24,558)
                                                            ==========   ============     ===========
Cumulative effect of accounting
  change, net of tax                                        JPY      -   JPY   (2,595)    JPY       -
                                                            ==========   ============     ===========
Net income (loss) available to
  common shareholders                                       JPY 56,603   JPY (312,020)    JPY (24,558)
Effect of dilutive securities:
  Convertible debt                                               2,995              -               -
                                                            ----------   ------------     -----------
Diluted net income (loss)                                   JPY 59,598   JPY (312,020)    JPY (24,558)
                                                            ==========   ============     ===========

                                                                          YEAR ENDED MARCH 31
                                                        ------------------------------------------------------
                                                             2001                 2002               2003
                                                             ----                 ----               ----
                                                                          (Number of shares)
Weighted-average number of shares of common
  stock outstanding for the year                        1,638,173,139        1,654,131,607       1,653,389,121
Effect of dilutive securities:
  Convertible debt                                        214,656,268                    -                   -
                                                        -------------        -------------       -------------
Weighted-average number of shares of diluted
  common stock outstanding for the year                 1,852,829,407        1,654,131,607       1,653,389,121
                                                        =============        =============       =============

                                 NEC Corporation

                                                                        YEAR ENDED MARCH 31
                                                        --------------------------------------------------
                                                          2001                  2002                2003
                                                          ----                  ----                ----
                                                                               (Yen)
Per share:
   Basic:
      Income (loss) before cumulative effect of
        accounting change                             JPY 34.55            JPY (187.06)         JPY (14.85)
      Cumulative effect of accounting change,
        net of tax                                            -                  (1.57)                  -
      Net income (loss)                                   34.55                (188.63)             (14.85)
   Diluted:
      Income (loss) before cumulative effect of
        accounting change                                 32.17                (187.06)             (14.85)
      Cumulative effect of accounting change,
        net of tax                                            -                  (1.57)                  -
      Net income (loss)                                   32.17                (188.63)             (14.85)

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

                                           YEAR ENDED MARCH 31
                             ------------------------------------------------
                               2001                2002              2003
                               ----                ----              ----
                                         (Number of shares)
Convertible debt                   -           220,562,540        220,562,540
Stock options                301,000               608,000            966,000

                                 NEC Corporation

15. FINANCIAL INSTRUMENTS

(1)    Fair value of financial instruments

       The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, notes and accounts payable, trade, short-term borrowings, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of marketable securities are disclosed in Note 4. The carrying amounts and estimated fair values of the other financial instruments are summarized as follows:

                                                                     MARCH 31
                                       ----------------------------------------------------------------
                                                     2002                             2003
                                       -------------------------------  -------------------------------
                                          CARRYING        ESTIMATED        CARRYING        ESTIMATED
                                           AMOUNT         FAIR VALUE        AMOUNT         FAIR VALUE
                                       --------------   --------------  --------------   --------------
                                                              (Millions of yen)
Long-term receivables, trade           JPY     45,073   JPY     45,428  JPY     33,073   JPY     33,519
Long-term loans                                42,782           43,899          35,496           36,080
Long-term debt, including current
  portion and excluding capital
  lease obligations                        (1,797,305)      (1,842,467)     (1,222,991)      (1,230,554)
Derivatives:
   Forward exchange contracts                  (1,352)          (1,352)           (458)            (458)
   Interest rate and currency swap
    agreements                                (24,957)         (24,957)        (10,479)         (10,479)

       The fair value of financial instruments at March 31, 2002 and 2003 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. Investments in equity securities, included in investments and advances-other, with an aggregate carrying amount of JPY 115,397 million and JPY 121,410 million at March 31, 2002 and 2003, respectively, consisted of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair value of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows.

                                 NEC Corporation

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

       Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

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

       Fair Value Hedging Strategy

       The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next 5 years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

       Cash Flow Hedging Strategy

       The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 6 years. Approximately 24% of the Company's outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2003.

       At March 31, 2003, the Company expects to reclassify JPY 647 million of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt.

                                 NEC Corporation

(2)    Derivative financial instruments (continued)

       For the years ended March 31, 2002 and 2003, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur.

       The counterparties to the Company's derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

16. SECURITIZATION OF RECEIVABLES

The Company has several securitization programs under which certain trade receivables, including investment in leases through the date of sale of the Company's ownership interest in NEL in March 2003, are sold, without recourse, to special purpose entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests.

Under a certain securitization program in Japan, the Company sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of the Company's financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2001, 2002 and 2003, the Company has recorded losses of JPY 692 million, JPY 871 million and JPY 465 million related to the securitization transactions. Fair value of retained interests at March 31, 2003 is JPY 51,634 million, and expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2003 were principally 0.0% to 0.9% and 0.35% to 1.94%, respectively.

At March 31, 2003, adverse changes of 10% and 20% to the key economic assumptions on the fair value of retained interests have no material impact on carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the trade receivables.

                                 NEC Corporation

A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2001, 2002 and 2003 was as follows:

                                                                             YEAR ENDED MARCH 31
                                                                 -------------------------------------------------
                                                                     2001               2002              2003
                                                                     ----               ----              ----
                                                                                (Millions of yen)
Proceeds from new securitization                                 JPY 1,255,087      JPY 1,467,985    JPY 1,485,588
Cash flows received on retained interests                              164,662            240,355          433,638

The components of securitized financial assets and other assets managed together at March 31, 2002 and 2003 were as follows:

                                                                             MARCH 31
                                                                 --------------------------------
                                                                     2002                2003
                                                                     ----                ----
                                                                         (Millions of yen)
Notes and accounts receivable, trade                             JPY 1,044,413       JPY  971,605
Investment in leases                                                   572,099                  -
                                                                 -------------       ------------
Total assets managed or securitized                                  1,616,512            971,605
Less:  assets securitized                                             (172,507)          (117,069)
                                                                 -------------       ------------
Assets held in portfolio                                         JPY 1,444,005       JPY  854,536
                                                                 =============       ============

At March 31, 2002 and 2003, delinquent amounts from notes and accounts receivable, trade and investment in leases, including assets securitized, and net credit losses were insignificant.

17. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses were JPY 344,957 million, JPY 333,632 million and JPY 296,241 million for the years ended March 31, 2001, 2002 and 2003, respectively.

18. ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to JPY 20,703 million, JPY 27,709 million and JPY 24,310 million for the years ended March 31, 2001, 2002 and 2003, respectively.

                                 NEC Corporation

19. STOCK ISSUANCES BY SUBSIDIARIES

NEC Soft, Ltd. ("NES"), a consolidated subsidiary which develops software, sold 2,800,000 shares of common stock at JPY 7,107 per share to third parties in a public offering on July 28, 2000, receiving total consideration of JPY 19,900 million. At the same time, the Company sold 2,800,000 shares of NES's common stock to third parties at the same price through the market, and recognized a gain of JPY 17,399 million on this transaction. As a result of NES's public offering, the Company's ownership interest in NES decreased from 95.34% to 67.41%. However, because the issuance price per share of common stock sold by NES was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NES by JPY 12,990 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 5,456 million on such gain.

NEC Machinery Corporation ("NEM"), a consolidated subsidiary which manufactures and markets semiconductor manufacturing machinery and factory automation systems, sold 1,000,000 shares of common stock at JPY 4,735 per share to third parties in a public offering on October 6, 2000, receiving total consideration of JPY 4,735 million. At the same time, the Company sold 2,000,000 shares of NEM's common stock to third parties at the same price through the market, and recognized a gain of JPY 8,635 million on this transaction. As a result of NEM's public offering, the Company's ownership interest in NEM decreased from 90.90% to 53.91%. However, because the issuance price per share of common stock sold by NEM was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NEM by JPY 2,300 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 966 million on such gain.

NEC Mobiling, Ltd. ("Mobiling"), a consolidated subsidiary which distributes mobile phones and develops software for mobile and wireless communications network systems, sold 2,250,000 shares of common stock at JPY 1,692 per share to third parties in a public offering on February 22, 2002, receiving total consideration of JPY 3,807 million. At the same time, the Company sold 2,250,000 shares of Mobiling's common stock to third parties at the same price through the market, and recognized a gain of JPY 1,828 million on this transaction. As a result of Mobiling's public offering, the Company's ownership interest in Mobiling decreased from 97.72% to 67.11%. However, because the issuance price per share of common stock sold by Mobiling was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Mobiling by JPY 1,226 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 515 million on such gain.

                                 NEC Corporation

Certain other consolidated subsidiaries issued new shares of common stock to third parties during the year ended March 31, 2002, receiving aggregate consideration of JPY 5,864 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiaries decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiaries was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiaries by JPY 3,699 million and recognized gains for that amount. The Company provided deferred tax liabilities of JPY 1,516 million on such gains.

NEC Fielding, Ltd. ("Fielding"), a consolidated subsidiary which principally provides maintenance services for computers and computer peripheral products, including sales of computer peripheral products, sold 3,700,000 shares of common stock at JPY 4,256 per share to third parties in a public offering on September 18, 2002, receiving total consideration of JPY 15,747 million. At the same time, the Company sold 3,700,000 shares of Fielding's common stock to third parties at the same price through the market, and recognized a gain of JPY 12,441 million on this transaction. As a result of Fielding's public offering, the Company's ownership interest in Fielding decreased from 93.34% to 67.11%. However, because the issuance price per share of common stock sold by Fielding was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Fielding by JPY 8,349 million and recognized a gain for that amount. The Company provided a deferred tax liability of JPY 3,381 million on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2003, receiving aggregate consideration of JPY 2,176 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiary by JPY 1,346 million and recognized a gain for that amount. The Company provided deferred tax liability of JPY 545 million on such gain.

                                 NEC Corporation

20. OTHER INCOME AND EXPENSES

The principal components of other income and expenses for the years ended March 31, 2001, 2002 and 2003 were as follows:

                                                                                YEAR ENDED MARCH 31
                                                                 -------------------------------------------------
                                                                    2001                2002               2003
                                                                    ----                ----               ----
                                                                                   (Millions of yen)
Interest, gain on securities sold, dividends and other:
  Interest and dividend income                                   JPY  20,786        JPY  15,754        JPY  18,396
  Gain on sale of investments in securities                           57,928             32,900             68,619
  Gain on sale of property, plant and equipment                       34,289             12,063              9,346
  Other                                                               27,059             42,920             35,100
                                                                 -----------        -----------        -----------
                                                                 JPY 140,062        JPY 103,637        JPY 131,461
                                                                 ===========        ===========        ===========
Other expenses:
  Net foreign exchange loss                                      JPY   9,537        JPY  11,132        JPY  14,359
  Restructuring and other unusual charges                            136,187            370,471            102,751
  Amortization of goodwill                                             6,330              8,360                  -
  Loss on sale or disposal of property, plant and
    equipment                                                         20,466             17,423             17,059
  Other                                                               37,853             61,992             48,603
                                                                 -----------        -----------        -----------
                                                                 JPY 210,373        JPY 469,378        JPY 182,772
                                                                 ===========        ===========        ===========

Restructuring and other unusual charges principally consisted of restructuring charges, and write-offs of investments in securities.

Impairment losses of marketable securities, included in restructuring and other unusual charges, for the years ended March 31, 2001, 2002 and 2003 were JPY 35,646 million, JPY 56,547 million and JPY 27,474 million, respectively.

The Company completed the restructuring of its consumer electronics appliance business in the year ended March 31, 2001. As a result, the Company recorded restructuring charges which principally consisted of the write-off or disposal of inventories, machinery and equipment and other assets and personnel related costs. All disbursements relating to these restructuring charges were completed during the fiscal year.

                                 NEC Corporation

During the year ended March 31, 2002, the Company implemented plans to reorganize and restructure the manufacturing operations of IT Solutions business, Network Solutions business and Electron Devices business. This included the closure or consolidation of plants, a downsizing of the workforce and an exiting or termination of certain product lines. In addition, an impairment loss was recognized for certain machinery, equipment and intangible assets related to the aforementioned businesses and product lines. As a result of the above restructuring, the Company incurred a restructuring charge of JPY 285,914 million for fiscal 2002. The restructuring charge consisted of losses of JPY 202,940 million on disposal and impairment related to buildings, machinery and equipment, and on disposal and write-down related to inventories, personnel costs of JPY 46,686 million for the reduction of approximately 13,000 employees, which excludes employees who left through normal attrition, and others of JPY 36,288 million. The impairment loss for buildings and machinery and equipment was JPY 108,778 million, and the impairment loss for intangible assets was JPY 10,488 million. Prior to March 31, 2002 the Company had paid personnel costs of JPY 43,752 million. At March 31, 2002, unpaid termination benefits approximated JPY 2,934 million.

During the year ended March 31, 2003, the Company implemented restructuring activities including workforce reductions and rationalization of production facilities in IT Solutions business, Network Solutions business and Electron Devices business. As a result, the Company incurred restructuring charges of JPY 55,407 million. These charges primarily consisted of loss on disposal and write-down of assets of JPY 23,435 million, personnel costs of JPY 19,481 million for reduction of approximately 5,400 employees, which excludes employees who left through normal attrition, and others of JPY 12,491 million. Prior to March 31, 2003, the Company had paid personnel costs of JPY 19,052 million. At March 31, 2003, unpaid termination benefits approximated JPY 429 million.

21. LEASING ARRANGEMENTS

(1)    Equipment leasing

       The Company sells computer equipment to an affiliated financing company which in turn leases the equipment to certain government and governmental agencies under operating leases and has agreed to repurchase that equipment from the affiliated financing company at prescribed amounts at the expiration of the lease. The Company accounts for these transactions as assets owned and leased to others under operating leases.

       The cost of equipment under operating leases at March 31, 2002 and 2003 was JPY 59,113 million and JPY 41,389 million, respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2002 and 2003 was JPY 46,080 million and JPY 28,374 million, respectively.

                                 NEC Corporation

21. LEASING ARRANGEMENTS (CONTINUED)

(1)    Equipment leasing (continued)

       For the year ended March 31, 2002, the Company had lease transactions as a lessor for equipment under finance and operating lease arrangements with terms principally from 3 to 6 years.

       Investment in leases represents financing leases which consist of sales-type leases and direct-financing leases. Components of the investment in sales-type and direct-financing leases at March 31, 2002 were as follows:

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
                                                            ============

       Future minimum lease payments from non-cancelable operating leases at March 31, 2003 are JPY 4,093 million and JPY 199 million for the years ending March 31, 2004 and 2005, respectively.

(2)    Lease of facilities and equipment

       The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was JPY 33,011 million and JPY 75,432 million at March 31, 2002 and 2003, respectively. Accumulated depreciation of the leased assets at March 31, 2002 and 2003 was JPY 22,657 million and JPY 29,881 million, respectively. At March 31, 2003, approximately 50% of the capital lease transactions were with NEL.

                                 NEC Corporation

(2)    Lease of facilities and equipment (continued)

       The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2003:

YEAR ENDING MARCH 31:                                      (Millions of yen)
2004                                                         JPY  17,277
2005                                                              13,733
2006                                                              10,605
2007                                                               7,873
2008                                                               4,310
2009 and thereafter                                                2,440
                                                             -----------
Total minimum lease payments                                      56,238
Less - amount representing interest                               (4,486)
                                                             -----------
Present value of net minimum lease payments                       51,752
Less - current obligation                                        (14,590)
                                                             -----------
Long-term lease obligation                                   JPY  37,162
                                                             ===========

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

       During the year ended March 31, 2003, the Company sold certain land, buildings, facilities and equipment for JPY 22,582 million, and leased them back from the purchaser over periods of 12.5 years. The resulting leases were classified as operating leases.

       Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were JPY 138,655 million, JPY 111,975 million and JPY 130,151 million for the years ended March 31, 2001, 2002 and 2003, respectively.

                                 NEC Corporation

(2)    Lease of facilities and equipment (continued)

       Future minimum rental payments are as follows:

YEAR ENDING MARCH 31:                                               (Millions of yen)
 2004                                                                  JPY 40,875
 2005                                                                      29,046
 2006                                                                      21,734
 2007                                                                      11,345
 2008                                                                       7,703
 2009 and thereafter                                                       54,861

22. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment approximated JPY 10,000 million.

The Company has guaranteed certain loans and financial arrangements. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is equal to the term of the related loans and the related financial arrangements. Certain of these guarantees were secured by guarantees issued to the Company by other parties.

In connection with various operating leases, the Company has issued residual value guarantees, which provide that if the Company does not purchase the leased property from the lessor at the end of the lease term, the Company would be liable to the lessor for an amount equal to the shortage, if any, between the proceeds from the sale of the property and an agreed value.

Maximum potential future payments, term and collateral of guarantees at March 31, 2003 were summarized as follows:

                                                                 MAXIMUM
                                                                POTENTIAL
                                                             FUTURE PAYMENTS        TERM          COLLATERAL
                                                             ---------------       -------       ------------
                                                               (Millions of        (Years)       (Millions of
                                                                   yen)                              yen)
Affiliated company bank loans                                  JPY 26,351          1 - 10        JPY     -
Employee mortgage loans                                            33,618          1 - 21                -
Customer financial arrangements                                    33,802          1 - 10            7,619
Lease - Residual value guarantees                                  33,991          1 -  8                -

                                 NEC Corporation

The Company's guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company's financial position or results of operations.

23. SEGMENT INFORMATION

(1)    Business segments

       The Company has the following reportable segments: IT Solutions business, Network Solutions business and Electron Devices business. IT Solutions business develops, designs, manufactures and markets computer systems which include systems integration services, software, Internet services "BIGLOBE," and support services as well as hardware such as UNIX servers, workstations, mainframe computers, PC servers, storage systems and PCs. Network Solutions business develops, designs, manufactures and markets mobile Internet solution systems including 3rd generation ("3G") mobile communication systems and mobile handsets, broadband Internet solution systems including access systems such as ADSL, high-end routers and VoIP systems, and social infrastructure systems including broadcast systems, satellite equipment and network management systems. Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories and DRAMs, displays such as color LCDs and plasma display panels, and electronic components such as capacitors and relays. Included under others are businesses which develop, design, manufacture and market manufacturing equipment for semiconductors and LCD projectors, and provide construction services for information and network systems.

       In March 2003, the Company sold a part of its interest in NEL, resulting in its deconsolidation. Operating results for NEL which has been a separate reportable segment are shown through the date of disposition.

                                 NEC Corporation

(1)    Business segments (continued)

       a.  Sales

                                                             YEAR ENDED MARCH 31
                                             --------------------------------------------------
                                                  2001              2002               2003
                                             -------------      -------------      -------------
                                                             (Millions of yen)
Sales:
   IT Solutions business:
     External customers                      JPY 2,103,031      JPY 2,053,510      JPY 1,911,304
     Intersegment                                  125,441            155,583            171,320
                                             -------------      -------------      -------------
   Total                                         2,228,472          2,209,093          2,082,624
   Network Solutions business:
     External customers                          1,743,054          1,866,654          1,473,225
     Intersegment                                   91,308             90,515            103,108
                                             -------------      -------------      -------------
   Total                                         1,834,362          1,957,169          1,576,333
   Electron Devices business:
     External customers                          1,021,746            694,587            842,484
     Intersegment                                  207,147            148,291             94,235
                                             -------------      -------------      -------------
   Total                                         1,228,893            842,878            936,719
   Others:
     External customers                            541,905            423,932            437,245
     Intersegment                                  200,527            210,846            224,449
                                             -------------      -------------      -------------
   Total                                           742,432            634,778            661,694
   Eliminations                                   (624,423)          (589,132)          (579,867)
                                             -------------      -------------      -------------
Electronics business total                       5,409,736          5,054,786          4,677,503
Leasing business:
   External customers                                    -             62,339             30,777
   Intersegment                                          -              9,420              7,445
                                             -------------      -------------      -------------
Total                                                    -             71,759             38,222
Eliminations                                             -            (25,523)           (20,690)
                                             -------------      -------------      -------------
Consolidated total                           JPY 5,409,736      JPY 5,101,022      JPY 4,695,035
                                             =============      =============      =============

                                 NEC Corporation

(1)    Business segments (continued)

       b.  Segment profit or loss

                                                              YEAR ENDED MARCH 31
                                              ---------------------------------------------------
                                                    2001              2002              2003
                                              --------------   ------------------  --------------
                                                              (Millions of yen)
Segment profit (loss):
   IT Solutions business                      JPY     84,055    JPY       75,390    JPY   105,815
   Network Solutions business                         83,144              53,447           34,284
   Electron Devices business                          68,290            (148,159)          (2,282)
   Others                                             20,249               2,988           14,838
                                              --------------    ----------------    -------------
   Total                                             255,738             (16,334)         152,655
   Eliminations                                      (16,852)             (3,357)             156
   Unallocated corporate expenses                    (53,703)            (39,750)         (38,486)
                                              --------------    ----------------    -------------
Electronics business total                           185,183             (59,441)         114,325
                                              --------------    ----------------     ------------
Leasing business                                           -               6,306            8,154
Eliminations                                               -              (2,387)          (1,590)
                                              --------------    ----------------    -------------
                                                     185,183             (55,522)         120,889
Other income                                         181,386             110,390          153,597
Other expenses                                      (274,246)           (516,051)        (212,990)
                                              --------------    ----------------    -------------
Consolidated income (loss) before income
  taxes                                       JPY     92,323    JPY     (461,183)   JPY    61,496
                                              ==============    ================    =============

       c.  Assets

                                                                   MARCH 31
                                              ---------------------------------------------------
                                                   2001              2002               2003
                                              --------------  ------------------    -------------
                                                               (Millions of yen)
Total assets:
   IT Solutions business                      JPY  1,070,999    JPY    1,031,523    JPY   989,385
   Network Solutions business                      1,326,517           1,181,781        1,011,997
   Electron Devices business                       1,222,183           1,046,265        1,109,312
   Others                                            759,007             779,106          667,675
                                              --------------    ----------------    -------------
   Total                                           4,378,706           4,038,675        3,778,369
   Eliminations                                     (290,862)           (233,477)        (241,212)
   Corporate assets                                  735,780             658,673          566,143
                                              --------------    ----------------    -------------
Electronics business total                         4,823,624           4,463,871        4,103,300
Leasing business                                           -             662,143                -
Eliminations                                               -            (115,131)               -
                                              --------------    ----------------    -------------
Consolidated total                            JPY  4,823,624    JPY    5,010,883    JPY 4,103,300
                                              ==============    ================    =============

       Others at March 31, 2001, 2002 and 2003 includes the investment in NEL accounted for by the equity method.

                                 NEC Corporation

(1)    Business segments (continued)

       d.  Other significant items

                                                             YEAR ENDED MARCH 31
                                              -------------------------------------------------
                                                  2001              2002               2003
                                              ------------   -----------------      -----------
                                                              (Millions of yen)
Depreciation:
   IT Solutions business                      JPY   29,363      JPY    32,719       JPY  33,195
   Network Solutions business                       31,859             35,760            30,675
   Electron Devices business                       151,867            135,737           107,983
   Others                                           17,859             11,390             8,503
                                              ------------      -------------       -----------
   Total                                           230,948            215,606           180,356
   Corporate                                        19,190             17,526            14,168
                                              ------------      -------------       -----------
Electronics business total                         250,138            233,132           194,524
Leasing business                                         -              1,606             1,070
                                              ------------      -------------       -----------
Consolidated total                            JPY  250,138      JPY   234,738       JPY 195,594
                                              ============      =============       ===========
Capital expenditures for segment assets:
   IT Solutions business                      JPY   26,947      JPY    34,576       JPY  26,754
   Network Solutions business                       44,882             46,689            13,735
   Electron Devices business                       239,536             96,558           111,447
   Others                                           20,058              6,726            15,691
                                              ------------      -------------       -----------
   Total                                           331,423            184,549           167,627
   Corporate                                        15,068             13,953            10,807
                                              ------------      -------------       -----------
Electronics business total                         346,491            198,502           178,434
Leasing business                                         -              1,565               300
                                              ------------      -------------       -----------
Consolidated total                            JPY  346,491      JPY   200,067       JPY 178,734
                                              ============      =============       ===========

       Intersegment transfers are made at arm's-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any reportable segment. Corporate assets consist primarily of cash and cash equivalents, buildings and deferred tax assets maintained for general corporate purposes. The capital expenditures represent the additions to property, plant and equipment of each segment.

                                 NEC Corporation

(2)    Geographic information

       Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2001, 2002 and 2003 and long-lived assets at March 31, 2001, 2002 and 2003 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

                                                             YEAR ENDED MARCH 31
                                              ------------------------------------------------
                                                  2001              2002             2003
                                              ------------    -----------------  -------------
                                                              (Millions of yen)
Net sales:
   Japan                                      JPY 4,308,152     JPY 4,230,278    JPY 3,879,454
   All foreign countries                          1,101,584           870,744          815,581
                                              -------------     -------------    -------------
Total                                         JPY 5,409,736     JPY 5,101,022    JPY 4,695,035
                                              =============     =============    =============
Geographic profit (loss):
   Japan                                      JPY   170,094     JPY   (16,854)   JPY   118,277
   All foreign countries                             15,089           (38,668)           2,612
                                              -------------     -------------    -------------
Total                                         JPY   185,183     JPY   (55,522)   JPY   120,889
                                              =============     =============    =============

                                                                  MARCH 31
                                              -------------------------------------------------
                                                  2001              2002              2003
                                              ------------    ----------------   --------------
                                                              (Millions of yen)
Long-lived assets:
   Japan                                      JPY  1,203,522    JPY 1,132,400    JPY 1,014,995
   All foreign countries                             205,708          113,854           90,488
                                              --------------    -------------    -------------
Total                                         JPY  1,409,230    JPY 1,246,254    JPY 1,105,483
                                              ==============    =============    =============

       There are no countries with respect to sales and long-lived assets included in all foreign countries which are individually material. Transfers between geographic areas are made at arm's-length prices.

(3)    Major customers

       Sales to one customer accounted for approximately 13.2%, 16.0% and 13.9% of consolidated sales for the years ended March 31, 2001, 2002 and 2003, respectively.

                                NEC Corporation

                                                                     SCHEDULE II

                                 NEC Corporation

                        Valuation and Qualifying Accounts

                                                     Additions
                                    Balance at      charged to
                                   beginning of        costs                               Balance at end
                                      period        and expenses          Deductions         of period
                                   ------------     ------------          ----------       --------------
                                                           (Millions of yen)
Year ended March 31, 2001:
Allowance for doubtful notes
and accounts                       JPY   26,415     JPY    5,857          JPY  5,073 (1)   JPY    27,199
                                   ============     ============          ==========       =============


Year ended March 31, 2002:
Allowance for doubtful notes
and accounts                       JPY   27,199     JPY    7,968          JPY  2,992 (1)   JPY    32,175
                                   ============     ============          ==========       =============

Year ended March 31, 2003:
Allowance for doubtful notes
and accounts                       JPY   32,175     JPY    4,040          JPY  3,664 (1)   JPY    32,551
                                   ============     ============          ==========       =============

Note

  (1) Principally accounts written off, translation adjustments and reversal of allowance for doubtful notes and accounts.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               ELPIDA MEMORY, INC.

                         AT MARCH 31, 2002 AND 2003 AND
                    YEARS ENDED MARCH 31, 2001, 2002 AND 2003
                       WITH REPORT OF INDEPENDENT AUDITORS

                               Elpida Memory, Inc.

                        Consolidated Financial Statements

                         At March 31, 2002 and 2003 and
                    Years ended March 31, 2001, 2002 and 2003

                                    CONTENTS

Report of Independent Auditors ............................................................  1
Consolidated Balance Sheets ...............................................................  2
Consolidated Statements of Operations .....................................................  4
Consolidated Statements of Changes in Shareholders' Equity ................................  5
Consolidated Statements of Cash Flows .....................................................  6
Notes to Consolidated Financial Statements ................................................  7

                         Report of Independent Auditors

The Board of Directors and Shareholders
Elpida Memory, Inc.

We have audited the accompanying consolidated balance sheet of Elpida Memory, Inc. (the "Company") as of March 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elpida Memory, Inc. at March 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                                   /s/ Ernst & Young

Tokyo, Japan
May 30, 2003
  Except for Note 15, as to which the date is August 12, 2003

                               Elpida Memory, Inc.

                           Consolidated Balance Sheets

                                                       MARCH 31
                                              -------------------------
                                                 2002          2003
                                              -----------  ------------
                                              (UNAUDITED)
                                                   (Millions of yen)
ASSETS
Current assets:
   Cash and cash equivalents                   JPY  4,160    JPY  4,040
   Notes receivable, trade                           87           -
   Accounts receivable, trade:
      Related party                                 9,891         3,101
      Other                                        10,601         5,089
   Accounts receivable, other
      Related party                                   292         6,098
      Other                                           685         1,938
   Allowance for doubtful accounts                    (65)          (18)
   Inventories                                      5,311         7,451
   Prepaid expenses and other current assets          126           142
                                               ----------    ----------
Total current assets                               31,088        27,841

Investment in affiliated company                        -           347

Property, plant and equipment at cost              19,454        63,490
Accumulated depreciation                             (364)       (2,883)
                                               ----------    ----------
                                                   19,090        60,607

License fees and other intangibles                      3         2,861
Software costs                                      2,334         3,868
Other assets                                          475           279
                                               ----------    ----------
                                                    2,812         7,008

                                               ----------    ----------
                                               JPY 52,990    JPY 95,803
                                               ==========    ==========

                                                                  MARCH 31
                                                        --------------------------
                                                           2002            2003
                                                        -----------     ----------
                                                        (UNAUDITED)
                                                             (Millions of yen)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Short-term borrowings                                 JPY  7,610     JPY 12,102
   Current portion of obligation under capital leases           114          1,790
   Accounts payable, trade:
      Related party                                          25,241         15,034
      Other                                                   1,234          7,528
   Accounts payable, other:
      Related party                                          11,008          2,238
      Other                                                     793          8,607
   Accrued income taxes                                          59             59
   Accrued expenses and other current liabilities             1,635          2,075
                                                         ----------     ----------
Total current liabilities                                    47,694         49,433

Long-term liabilities:
   Obligation under capital leases                              202          2,963
   Accounts payable, other:
      Other                                                       -          2,297
   Other liabilities                                              9             18
                                                         ----------     ----------
                                                                211          5,278

Commitments

Shareholders' equity:
   Common stock:
      Authorized      2002 - 1,760,000 shares
                      2003 - 6,160,000 shares
      Issued          2002 -   740,000 shares                36,741
                      2003 - 1,040,000 shares                               44,241
   Class A stock:
      Authorized and issued 2003 - 880,000 shares                 -         22,000
   Additional paid-in capital                                     -         29,294
   Accumulated deficit                                      (31,662)       (54,283)
   Accumulated other comprehensive income (loss)                  6           (160)
                                                         ----------     ----------
                                                              5,085         41,092
                                                         ----------     ----------
                                                         JPY 52,990     JPY 95,803
                                                         ==========     ==========

See notes to consolidated financial statements.

                               Elpida Memory, Inc.

                      Consolidated Statements of Operations

                                                                       YEAR ENDED MARCH 31
                                                         ----------------------------------------------
                                                             2001            2002               2003
                                                         ------------    -------------     ------------
                                                         (UNAUDITED)      (UNAUDITED)
                                                                        (Millions of yen)
Net sales                                                 JPY  29,691      JPY  78,271      JPY  63,235
Operating costs and expenses:
   Cost of sales                                               27,848           76,464           58,103
   Research and development                                        61            6,603            5,419
   Selling, general and administrative expenses                 2,367           23,691           23,610
   Impairment loss on goodwill                                      -            1,139                -
                                                          -----------      -----------      -----------
Total                                                          30,276          107,897           87,132
                                                          -----------      -----------      -----------
Loss from operations                                             (585)         (29,626)         (23,897)

Interest income                                                     4               14               25
Interest expense                                                   (7)            (293)            (190)
Foreign exchange gains (losses)                                  (949)            (168)           1,112
Other income, net                                                 606               31               83
                                                          -----------      -----------      -----------
Loss before income taxes and equity in income (losses)
  of affiliated company                                          (931)         (30,042)         (22,867)
Provision (benefit) for income taxes:
   Current                                                         19              113              143
   Deferred                                                      (258)             285               11
                                                          -----------      -----------      -----------
                                                                 (239)             398              154
                                                          -----------      -----------      -----------
Loss before equity in income (losses) of
  affiliated company                                             (692)         (30,440)         (23,021)
Equity in income (losses) of affiliated company                   (56)            (421)             400
                                                          -----------      -----------      -----------
Net loss                                                  JPY    (748)     JPY (30,861)     JPY (22,621)
                                                          ===========      ===========      ===========

See notes to consolidated financial statements.

                               Elpida Memory, Inc.

           Consolidated Statements of Changes in Shareholders' Equity

                                                                           YEAR ENDED MARCH 31
                                                   -----------------------------------------------------------------------------
                                                          2001                       2002                        2003
                                                   -------------------   -----------------------------  ------------------------
                                                       (UNAUDITED)               (UNAUDITED)
                                                                             (Millions of yen)
Common stock:
   Balance at beginning of year                    JPY 1,986                  JPY  1,986                  JPY 36,741
   Issuance of stock                                       -                      35,000                       7,500
   Stock issuance costs                                    -                        (245)                          -
                                                   ---------                  ----------                  ----------
   Balance at end of year                          JPY 1,986                  JPY 36,741                  JPY 44,241
                                                   =========                  ==========                  ==========

Class A stock:
   Balance at beginning of year                    JPY     -                  JPY      -                  JPY      -
   Issuance of stock                                       -                           -                      22,000
                                                   ---------                  ----------                  ----------
   Balance at end of year                          JPY     -                  JPY      -                  JPY 22,000
                                                   =========                  ==========                  ==========

Additional paid-in capital:
   Balance at beginning of year                    JPY     -                  JPY      -                  JPY      -
   Issuance of stock                                       -                           -                      29,500
   Stock issuance costs                                    -                           -                        (206)
                                                   ---------                  ----------                  -----------
   Balance at end of year                          JPY     -                  JPY      -                  JPY 29,294
                                                   =========                  ==========                  ==========

Accumulated deficit:
   Balance at beginning of year                    JPY   (53)                 JPY   (801)                 JPY(31,662)
   Net loss                                             (748)  JPY (748)        (30,861)    JPY (30,861)     (22,621) JPY (22,621)
                                                   ---------                  ----------                  ----------
   Balance at end of year                          JPY  (801)                 JPY(31,662)                 JPY(54,283)
                                                   =========                  ==========                  ==========

Accumulated other comprehensive income (loss):
   Balance at beginning of year                    JPY     -                  JPY     31                  JPY     6
   Foreign currency translation adjustments                          31                             (25)                     (166)
                                                               --------                     -----------               -----------
   Other comprehensive income (loss)                      31         31              (25)           (25)        (166)        (166)
                                                               --------                     ------------              ------------
   Comprehensive loss                                          JPY (717)                    JPY (30,886)              JPY (22,787)
                                                   ---------   ========       ----------    ===========   ----------  ============
   Balance at end of year                          JPY    31                  JPY      6                  JPY   (160)
                                                   =========                  ==========                  ==========


See notes to consolidated financial statements.

                               Elpida Memory, Inc.

                      Consolidated Statements of Cash Flows

                                                                                YEAR ENDED MARCH 31
                                                                   ----------------------------------------------
                                                                      2001              2002              2003
                                                                   -----------      -----------        ----------
                                                                   (UNAUDITED)      (UNAUDITED)
                                                                                 (Millions of yen)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                          JPY    (748)     JPY (30,861)     JPY (22,621)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
   Depreciation and amortization                                           65              793            3,172
   Equity in (income) losses of affiliated company                         56              421             (400)
   Deferred taxes                                                        (258)             285               11
   Write-off of goodwill                                                    -            1,139                -
   Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable, trade                (16,152)          (3,923)          12,373
     (Increase) decrease in accounts receivable, other                 (1,238)            (636)          (7,059)
     (Increase) decrease in inventories                                (9,380)           4,234           (2,138)
     (Increase) decrease in prepaid expenses and other current
      assets                                                              (79)           1,023              (15)
     (Increase) decrease in accounts payable, trade                    28,598           (2,624)          (3,949)
     (Increase) decrease in accounts payable, other                        14               (3)             317
     Increase (decrease) in accrued expenses and other current
      liabilities                                                       1,096              126              (44)
     Other, net                                                            61              409             (546)
                                                                  -----------      -----------      -----------
Net cash provided by (used in) operating activities                     2,035          (29,617)         (20,899)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment                        -              317            4,693
Additions to property, plant and equipment                               (202)          (7,547)         (45,336)
Additions to software costs                                            (1,219)          (1,079)          (2,154)
Acquisition of business                                                (1,212)               -                -
Additional investment in affiliated company                               (87)            (332)               -
Other, net                                                               (390)               -              171
                                                                  -----------      -----------      -----------
Net cash used in investing activities                                  (3,110)          (8,641)         (42,626)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in short-term borrowings                                     360            6,607            4,830
Repayments of lease obligation                                              -                -             (241)
Proceeds from issuance of common stock                                      -           34,755           14,948
Proceeds from issuance of Class A stock                                     -                -           43,846
                                                                  -----------      -----------      -----------
Net cash provided by financing activities                                 360           41,362           63,383
Effect of exchange rate changes on cash and cash equivalents                -             (146)              22
                                                                  -----------      -----------      -----------
Net increase (decrease) in cash and cash equivalents                     (715)           2,958             (120)
Cash and cash equivalents at beginning of year                          1,917            1,202            4,160
                                                                  -----------      -----------      -----------
Cash and cash equivalents at end of year                          JPY   1,202      JPY   4,160      JPY   4,040
                                                                  ===========      ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest                                                       JPY       7      JPY     291      JPY     193
   Income taxes                                                            11               63              147
Non-cash investing transaction
   Property, plant and equipment acquired under capital lease               -              317            4,821

See notes to consolidated financial statements.

                               Elpida Memory, Inc.

                   Notes to Consolidated Financial Statements

                                 March 31, 2003

The data in the following footnotes as of and for the years ended March 31, 2001 and 2002 is unaudited.

1. SIGNIFICANT ACCOUNTING POLICIES

Elpida Memory, Inc. was established in December 1999 as a joint venture owned 50% each by NEC Corporation ("NEC") and HITACHI, Ltd. ("HITACHI"). Elpida Memory, Inc. and its subsidiaries and affiliated company (the "Company") develop, design, manufacture and sell dynamic random access memories ("DRAMs"). The Company also purchases DRAM products and semifinished components from NEC, HITACHI and their affiliates.

Elpida Memory, Inc. maintains its records and prepares its financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries and affiliated company in conformity with those of the countries in which such subsidiaries and affiliated company are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments and reclassifications were not recorded in the statutory books of account.

USE OF ESTIMATES

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

CONSOLIDATION AND INVESTMENT IN AFFILIATED COMPANY

The consolidated financial statements of the Company include the accounts of Elpida Memory, Inc. and its subsidiaries. All significant intercompany transactions and accounts are eliminated.

The investment in affiliated company is accounted for using the equity method.

CASH EQUIVALENTS

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

                               Elpida Memory, Inc.

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are measured at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in currencies other than the functional currency are remeasured at the applicable rates of exchange prevailing at the balance sheet date. Exchange differences are charged or credited to income.

The Company's foreign subsidiaries and affiliated company use the local currencies as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries and affiliated company are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.

INVENTORIES

Purchased products are stated at the lower of cost, which is determined on a moving average basis, or market.

Finished products, semifinished components, work in process and raw materials are stated at the lower of cost, which is determined on a first-in, first-out basis, or market.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized on a straight line basis over the lease term.

                               Elpida Memory, Inc.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets to be held and used are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

LICENSE FEES AND OTHER INTANGIBLES

Intangible assets with finite lives consist primarily of license fees, and are amortized on a straight-line basis over the contractual periods, which are principally 8 years.

SOFTWARE COSTS

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis principally over 5 years.

INCOME TAXES

Deferred tax assets and liabilities are determined based on the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

REVENUE RECOGNITION

Revenue from sales of products is recognized when the products are shipped.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is required to be adopted for years beginning after June 15, 2002. Under SFAS No. 143, a liability for an asset retirement obligation is recognized in the period in which it is incurred and is initially measured at fair value. The Company will adopt the new rules on asset retirement obligations effective April 1, 2003. The Company does not expect SFAS No. 143 to have a significant effect on its financial position or result of operations.

                               Elpida Memory, Inc.

2. INVENTORIES

Inventories at March 31, 2002 and 2003 consisted of the following:

                                                      MARCH 31
                                                --------------------
                                                  2002         2003
                                                -------      -------
                                                (Millions    of yen)
Purchased products                            JPY 5,302    JPY 1,320
Finished products                                     -        3,604
Work in process and semifinished components           -        2,268
Raw materials                                         9          259
                                              ---------    ---------
                                              JPY 5,311    JPY 7,451
                                              =========    =========

3. INVESTMENT IN AFFILIATED COMPANY

The Company owns a 20% interest of Elpida Memory (U.S.A), Inc., and accounts for such investment by the equity method. Each of NEC and HITACHI owns a 40% interest in Elpida Memory (U.S.A.), Inc. through their subsidiaries.

Summarized financial information of Elpida Memory (U.S.A.), Inc. was as follows:

                                                        MARCH 31
                                                 ---------------------
                                                  2002           2003
                                                 -------       -------
                                                   (Millions of yen)
Current assets                                 JPY 7,939     JPY 2,665
Other assets                                         635           501
                                               ---------     ---------
Total assets                                   JPY 8,574     JPY 3,166
                                               =========     =========
Current liabilities                            JPY 8,472     JPY 2,591
Non-current liabilities                               97           143
Shareholders' equity                                   5           432
                                               ---------     ---------
Total liabilities and shareholders' equity     JPY 8,574     JPY 3,166
                                               =========     =========

                                       YEAR ENDED MARCH 31
                                ------------------------------------
                                  2001          2002          2003
                                -------      --------       --------
                                       (Millions of yen)
Net sales                     JPY 6,191     JPY 34,328     JPY 23,734
Gross profit                        395          1,696          2,677
Net income (loss)                  (154)          (638)           438

                               Elpida Memory, Inc.

4. PROPERTY, PLANT AND EQUIPMENT

                                                          MARCH 31
                                                    -------------------
                               DEPRECIABLE LIVES       2002         2003
                               -----------------    ----------   ----------
                                                      (Millions of yen)
Buildings and improvements       3 - 50 years       JPY  2,436   JPY 14,858
Machinery and equipment          2 -  7 years            1,336       44,909
Vehicle and tools                2 - 15 years              675        1,348
Construction in progress                                15,007        2,375
                                                    ----------   ----------
                                                    JPY 19,454   JPY 63,490
                                                    ==========   ==========

5. LICENSE FEES AND OTHER INTANGIBLES

License fees and other intangibles subject to amortization at March 31, 2002 and 2003 consisted of the following:

                                                               MARCH 31
                                 --------------------------------------------------------------------
                                              2002                                  2003
                                 ------------------------------       -------------------------------
                                 GROSS CARRYING    ACCUMULATED        GROSS CARRYING     ACCUMULATED
                                     AMOUNT        AMORTIZATION           AMOUNT         AMORTIZATION
                                 --------------    ------------       --------------     ------------
                                                          (Millions of yen)
License fees                          JPY -            JPY -             JPY 1,358          JPY -
Other                                     3                -                 1,503              -
                                      -----            -----             ---------          -----
                                      JPY 3            JPY -             JPY 2,861          JPY -
                                      =====            =====             =========          =====

The estimated amortization expense for the next five years is follows:

YEAR ENDING MARCH 31:               (Millions of yen)
---------------------               -----------------
        2004                             JPY 357
        2005                                 357
        2006                                 357
        2007                                 357
        2008                                 357

6. SOFTWARE COSTS

Accumulated depreciation of internal use software at March 31, 2002 and 2003 was JPY 449 million and JPY 1,035 million, respectively. Depreciation expense for internal use software for the years ended March 31, 2001, 2002 and 2003 was JPY 13 million, JPY 393 million and JPY 620 million, respectively.

                               Elpida Memory, Inc.

7. SHORT-TERM BORROWINGS

Short-term borrowings principally consist of short-term bank loans. The weighted average interest rate per annum on short-term borrowings outstanding at March 31, 2002 and 2003 was 1.49% and 1.08%, respectively.

At March 31, 2003, the Company had unused lines of credit for short-term financing aggregating approximately JPY 23,000 million with no commitment fees.

8. INCOME TAXES

The Company is subject to a number of different income taxes which, in the aggregate, result in a normal statutory tax rate in Japan of approximately 42% for the years ended March 31, 2001, 2002 and 2003. Certain changes in the tax regulations enacted in March 2003 will reduce the statutory tax rate to approximately 40%, effective April 1, 2004.

For the years ended March 31, 2001, 2002 and 2003, the significant reconciling item between the reported income tax expense and the amount of tax benefit computed by multiplying the loss before income taxes by the applicable normal statutory tax rate was the provision for a valuation allowance.

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

                                                       MARCH 31
                                              -------------------------
                                                 2002           2003
                                              ----------     ----------
                                                (Millions of yen)
Deferred tax assets:
   Net operating loss carryforwards           JPY 10,458     JPY 21,274
   Loss on inventory valuation                       617            607
   Consumption tax receivable                      1,415              -
   Other                                             855            884
                                              ----------     ----------
                                                  13,345         22,765
   Less: valuation allowance                     (13,326)       (22,747)

Deferred tax liabilities:
   Depreciation                                        -             10
                                              ----------     ----------
                                                       -             10
                                              ----------     ----------
Net deferred tax assets                       JPY     19     JPY      8
                                              ==========     ==========

                               Elpida Memory, Inc.

The valuation allowance shown above reflects the Company's on going assessment regarding the realizability of deferred tax assets. While these assets are not assured of realization, the balance of the deferred tax assets is considered realizable based on future taxable income and existing taxable temporary differences. The net change in the total valuation allowance for the years ended March 31, 2001, 2002 and 2003 was an increase of zero, JPY 13,326 million and JPY 9,421 million, respectively.

At March 31, 2003, the Company had operating loss carryforwards of approximately JPY 52,000 million for income tax purposes in multiple tax jurisdictions. Of this amount, approximately JPY 50,000 million will expire from 2007 through 2009.

9. SHAREHOLDERS' EQUITY

Class A stock

Class A stock has voting rights. Each share is currently convertible into one share of common stock of Elpida Memory, Inc. at the option of holders on and after November 13, 2002. Dividends on Class A stock are subordinated to dividends on common stock of Elpida Memory, Inc. When annual dividends or interim dividends per share of common stock are less than JPY 10 per share or JPY 5 per share, respectively, no dividend on Class A stock can be paid. When annual dividends or interim dividends are higher than such per share amounts, dividends on Class A stock would be paid with a limitation of JPY 10 per share for annual dividends and JPY 5 per share for interim dividends.

Other comprehensive income

The Company does not recognize a tax effect on foreign currency translation adjustments because the investment in subsidiaries and affiliated company is essentially permanent in duration.

Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by Elpida Memory, Inc. be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders.

The amount of retained earnings available for dividends is based on Elpida Memory, Inc.'s retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

                               Elpida Memory, Inc.

10. SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in selling, general and administrative expenses. Shipping and handling costs for the years ended March 31, 2001, 2002 and 2003 was JPY 39 million, JPY 797 million and JPY 608 million, respectively.

11. FINANCIAL INSTRUMENTS AND RISK CONCENTRATION

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, accounts receivable, other, short-term borrowings, accounts payable, trade, accounts payable, other, accrued income taxes other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amount and estimated fair value of forward exchange contracts at March 31, 2002 and 2003 were as follows:

                               MARCH 31
                         --------------------
                          2002          2003
                         ------       -------
                          (Millions of yen)
Carrying amount          JPY (1)      JPY (20)
Fair value                   (1)          (20)

The fair value of forward exchange contracts is estimated by obtaining quotes for futures contract with similar maturities.

Derivative instruments

The Company utilizes derivative instruments to manage fluctuation in foreign exchange rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative instruments. The Company's policies prohibit holding or issuing derivative instruments for trading purposes.

Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign exchange rates on accounts receivable denominated in foreign currencies arising from the Company's operating activities. At March 31, 2002 and 2003, the Company had outstanding forward exchange contracts which mature through May 2002 and May 2003, respectively. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income. The related receivable or payable is included in other current assets or other current liabilities.

                               Elpida Memory, Inc.

Derivative instruments (continued)

The counter parties to the Company's forward exchange contracts are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counter parties, however, the Company does not anticipate nonperformance by the counter parties to these agreements, and no material losses are expected.

Risk concentration

The Company was established as a joint venture company to unify the DRAM operations of NEC and HITACHI; therefore, the Company has only one line of business which results in concentrations of credit risk and market risk. Most of customers of the Company are semiconductor distributors and their end users. Fluctuation of unit volumes and prices in DRAM market can significantly effect to the Company's business.

For the year ended March 31, 2001, the three largest customers made up 29%, 28% and 16% of total sales, respectively. For the year ended March 31, 2002, the largest customer made up 33% of total sales. For the year ended March 31, 2003, the two largest customers made up 33% and 11% of total sales, respectively.

12. LEASING ARRANGEMENTS

The Company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment from affiliates for the period up to 8 years. Rental expense under operating leases for the years ended March 31, 2001, 2002 and 2003 was JPY 309 million, JPY 3,110 million and
JPY 2,583 million, respectively.

At March 31, 2003, the Company had operating leases with minimum rental commitments in succeeding years as follows:

YEAR ENDING MARCH 31:      (Millions of yen)
--------------------
       2004                   JPY 54
       2005                       30
       2006                        8
       2007                        6
       2008                        6

The gross amount of leased assets under capital leases included in machinery and equipment at March 31, 2002 and 2003 was JPY 317 million and JPY 5,138 million, respectively. The related accumulated depreciation at March 31, 2002 and 2003 was zero and JPY 284 million, respectively.

                               Elpida Memory, Inc.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2003.

         YEAR ENDING MARCH 31:                    (Millions of yen)
         ---------------------                    -----------------
                2004                                JPY 1,687
                2005                                    1,678
                2006                                    1,447
                2007                                        -
                2008                                        -
                2009 and thereafter                         -
                                                    ---------
Total minimum lease payments                            4,812
Less - amount representing interest                        59
                                                    ---------
Present value of net minimum lease payments             4,753
Less - current obligation                               1,790
                                                    ---------
Long-term lease obligation                          JPY 2,963
                                                    =========

13. COMMITMENT

Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment approximated JPY 4,000 million.

14. RELATED PARTY TRANSACTIONS

The following table summarizes related party transactions for the years ended March 31, 2001, 2002 and 2003.

                                                                 YEAR ENDED MARCH 31
                                                          -----------------------------------
                                                              2001       2002       2003
                                                          ----------   ----------  ----------
                                                                  (Millions of yen)
NEC and its affiliates:
  Sales                                                   JPY  8,944   JPY  2,845  JPY  1,514
  Purchase of products and semifinished components            22,850       42,767      35,695
  Selling, general and administrative expenses                   381       14,593      14,630
  Purchase of tangible assets                                    140       17,376       3,229
  Purchase of software                                             7          490       1,732
  Purchase of goodwill                                           759            -           -
  Commission charges received                                    601            -           -

                               Elpida Memory, Inc.

                                                               YEAR ENDED MARCH 31
                                                         -------------------------------
                                                          2001        2002        2003
                                                         -------     -------     -------
                                                               (Millions of yen)
HITACHI and its affiliates:
   Sales                                                JPY  9,886  JPY  5,766  JPY  4,663
   Purchase of products and semifinished components         23,505      23,633      22,395
   Selling, general and administrative expenses                872       7,521       4,273
   Purchase of goodwill                                        433           -           -
   Other                                                       173         209       1,697


                                                               YEAR ENDED MARCH 31
                                                         -------------------------------
                                                          2001        2002        2003
                                                         -------     -------     -------
                                                               (Millions of yen)
Elpida Memory (U.S.A.), Inc:
   Sales                                                 JPY 4,732  JPY 26,310  JPY 19,808
   Other                                                       120         642           -

15. SUBSEQUENT EVENTS

In May 2003, the Company entered into a sales leaseback transaction and a lease and leaseback transaction, and received cash of approximately JPY 12,000 million. The lease term is 6 years and 3.5 years, respectively, and the aggregate future minimum lease payment for these agreements is approximately JPY 12,000 million.

On June 3, 2003, the Company entered into an agreement with Intel for the sale of U.S.$100 million of Class B Non-Voting Convertible Shares with certain conditions. The agreement restricts the use of proceeds to the purchase of equipment for the Company's Hiroshima plant and includes certain conditions for minimum levels of investment for plant and equipment, certain levels of production and obtaining a credit line to support operations.

In addition, Intel entered into a put option and share agreement with NEC and HITACHI as a part of the above Class B Non-Voting Convertible Shares agreement. The option will be exercisable through September 30, 2008 unless the option has terminated in accordance with the terms of the agreement. The option, exercisable only once, requires NEC and HITACHI to each purchase from Intel up to 50% of Intel's investment in Class B Non-Voting Convertible Shares at the time of a given trigger event.

On July 27, 2003, the Company issued bonds amounting to JPY 10,000 million to a Japanese Bank. The bonds will mature on June 27, 2006, and the interest rate is
0.24 % per annum. The proceeds will be utilized to purchase equipment.

                               Elpida Memory, Inc.

On August 12, 2003, the Company entered into an agreement with Kingston Technology Corporation for the sale of 120,000 Class C Non-voting Convertible Shares at JPY 50,000 per share. The agreement restricts the use of proceeds to expanding wafer production in the Company's Hiroshima plant.

                                  EXHIBIT INDEX

EXHIBIT                            DESCRIPTION
-------                            -----------
     1     Articles of Incorporation, as amended to date (English translation).

     2     Share Handling Regulations, as amended to date (English translation).

     8     Subsidiaries of the Company (see "Item 4.C. Information on the
           Company--Organizational Structure").

    31     Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or
           Rule 15d-14(a) (17 CFR 240.15d-14(a)).

    32     Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or
           Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
