Form 20-F
period 2004-03-31
NEC CORP
filed 2004-09-17
CIK 72127

As filed with the Securities and Exchange Commission on September 17, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period           to

Commission File No. 0-12713

NIPPON DENKI KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

NEC CORPORATION

(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

7-1, Shiba 5-chome
Minato-ku, Tokyo 108-8001, Japan
81-3-3454-1111
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares
each representing one share of common stock of the Registrant

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,929,268,717 shares of common stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

          In this Form 20-F, the “Company,” “we,” “us,” and “our” refer to NEC Corporation and, unless the context indicates otherwise, its consolidated subsidiaries. The term “NEC” refers to NEC Corporation excluding its subsidiaries and affiliated companies unless the context otherwise indicates.

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

          Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, plans, targets, or intentions.

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

          Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause our actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include:

•	global economic conditions and general economic conditions in our markets;

•	demand for, and competitive pricing pressure on, our products and services;

•	our ability to continue to win acceptance of our products and services in highly competitive markets;

•	our ability to restructure, or otherwise adjust, our operations to reflect changing market conditions; and

•	movement of currency exchange rates.

          For a discussion of factors that could cause actual results to differ, please see the discussion under “Item 3.D. Key Information — Risk Factors” contained in this annual report and in other information contained in our filings with the SEC. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION.

     A. Selected Financial Data.

          You should read the selected consolidated financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report. These data are qualified in their entirety by reference to all such information.

          The selected consolidated financial data as of and for the fiscal years ended March 31, 2000, 2001, 2002, 2003, and 2004 have been derived from our audited consolidated financial statements. Those financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year Ended March 31,
	2000	2001	2002	2003	2004
		(Millions of yen, except per share amounts)
Statement of Operations Data:
Sales and other income	¥5,209,891	¥5,591,122	¥5,211,412	¥4,848,632	¥5,065,310
Net sales	4,991,447	5,409,736	5,101,022	4,695,035	4,906,821
Income (loss) before income taxes	30,183	92,323	(461,183)	61,496	160,546
Provision (benefit) for income taxes	32,484	56,308	(178,173)	58,714	85,870
Income (loss) before cumulative effect of accounting change	10,416	56,603	(309,425)	(24,558)	41,078
Net income (loss)	10,416	56,603	(312,020)	(24,558)	41,078
Per Share Data:
Basic(1)
Income (loss) before cumulative effect of accounting change	6.40	34.55	(187.06)	(14.85)	23.67
Net income (loss)	6.40	34.55	(188.63)	(14.85)	23.67
Diluted(1)
Income (loss) before cumulative effect of accounting change	6.40	32.17	(187.06)	(14.85)	21.93
Net income (loss)	6.40	32.17	(188.63)	(14.85)	21.93
Cash dividends	6.00	11.00	6.00	—	6.00
Other Financial Data:
Capital expenditures(2)	281,639	346,491	200,067	178,734	173,957
Depreciation	260,942	250,138	234,738	195,594	178,714
Research and development expenses	315,163	344,957	333,632	296,241	256,668

	As of March 31,
	2000	2001	2002	2003	2004
	(Millions of yen)
Balance Sheet Data:
Total assets	¥4,608,964	¥4,823,624	¥5,010,883	¥4,103,300	¥4,044,342
Long-term liabilities	1,611,504	1,642,538	2,005,610	1,737,219	1,368,921
Shareholders’ equity	976,853	915,036	564,915	358,444	711,460

(1)	For the fiscal year ended March 31, 2004, the weighted average number of our shares of common stock issued (less treasury stock) was 1,735,345,608 and 1,958,285,523 on a basic and diluted basis.

(2)	Capital expenditures are the total amount of additions to property, plant and equipment on an accrual basis of accounting.

          Exchange Rate Information

          We maintain our accounts in Japanese yen. The tables set forth below, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 15, 2004, the noon buying rate was $1.00 equal to ¥110.34 and the inverse noon buying rate was ¥100 equal to $0.906.

	Calendar Year 2004
	March	April	May	June	July	August	September(1)
Yen exchange rate per U.S.$
Low	¥112.12	¥110.37	¥114.30	¥111.27	¥111.88	¥111.53	¥110.34
High	104.18	103.70	108.50	107.10	108.21	109.00	109.20

(1)	From September 1 to September 15.

	Year Ended March 31,
	2000	2001	2002	2003	2004
Yen exchange rate per U.S.$
Average (of month-end rates)	¥110.02	¥111.65	¥125.64	¥121.10	¥112.75

     B. Capitalization and Indebtedness.

          Not applicable.

     C. Reasons for the Offer and Use of Proceeds.

          Not applicable.

     D. Risk Factors.

          Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this annual report, including our consolidated financial statements and related notes and “Item 5.D. Operating and Financial Review and Prospects — Trend Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

          Our business, operating results, and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this annual report. See “Forward-Looking Statements.”

          Risks Related to Our Industry

          We are subject to intense competition in many of the markets in which we operate, which may subject us to intense price competition and could affect our sales.

          Competition creates an unfavorable pricing environment in many of the markets in which we operate. We have many competitors, ranging from large multinational corporations to an increasing number of relatively small, rapidly growing, and highly specialized companies. Unlike many of our competitors, however, we operate in many businesses and compete with companies that specialize in one or more of our product or service lines. This increases the risk that the products and services we offer will become subject to intense price competition as others enter the market. If we are unsuccessful in responding to our intensified competition, our sales may be negatively affected.

          Our operating results may suffer if our production processes encounter problems or if we are not able to match our production capacity to fluctuating levels of demand.

          The computer, communications, semiconductor, and other markets in which we operate are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment, and must continuously be modified to improve yields and performance. Production difficulties or inefficiencies can reduce yields or interrupt production. If production is interrupted, we may not be able to shift production to other facilities quickly, and customers may purchase products from other suppliers. The resulting shortage of manufacturing capacity for some products could adversely affect our ability to compete. The resulting reductions in revenues and damage to customer relationships could be significant. In addition, during downturns, customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues.

          The cyclical nature of the market for semiconductors, and the periodic overcapacity that results from this, may seriously harm our results of operations.

          The market for semiconductors, including integrated circuits, or ICs, and large scale integrated circuits, or LSIs, is highly cyclical and has suffered significant downturns from time to time. Downturns have been characterized by diminished demand, excess inventories, accelerated erosion of prices, and production overcapacity. The persistence of weak demand beginning in late 2000 and continuing through 2002 resulted in a sharp decline in sales of semiconductor products. The recent recovery trend beginning in 2003 may not continue, and the volatile nature of the semiconductor market may lead to future recurrences of such downturns with similar adverse effects on our operating results.

          The cyclical nature of the semiconductor market is due partly to periods of production overcapacity. In recent years, semiconductor companies including specialist semiconductor foundries have added significant capacity primarily in Asia. As a consequence, semiconductor production capacity may periodically exceed the demand for semiconductor products, thus putting downward pressure on selling prices and reducing our revenues.

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

          We are very dependent on the Japanese market. Our sales to customers in Japan accounted for 77.6% of our total net sales in the fiscal year ended March 31, 2003 and 76.0% of our total net sales in the fiscal year ended March 31, 2004. The outlook for the Japanese economy in terms of public and private sector capital investment, consumer spending, and foreign currency exchange rates is, although gradually recovering, highly uncertain. Weakness in the Japanese economy could have a significant impact on our financial results. Because all components of our budgeting and forecasting depend upon estimates of growth in the markets that we serve, the prevailing economic uncertainty makes it more difficult than usual to estimate our future income and required expenditures.

          We depend also on markets outside Japan. Our business and results of operations are therefore subject to risks involved in international markets, including negative economic developments in foreign economies.

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

          Changes in Japanese and international telecommunications regulations and tariffs, including those related to Internet-related businesses and technologies, could affect the sales of our products or services, and this could adversely affect our business, operating results, and financial condition.

          Our operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground water contamination. We face risks of environmental liability in our current, historical, and future manufacturing activities. Costs associated with future additional and stricter environmental compliance or remediation obligations could adversely affect our business, operating results, and financial condition.

          We may be subject to product liability claims that could result in significant direct or indirect costs to us.

          There is a risk that defects may occur in our products and services. Many of our products and services are used in “mission critical” situations where the adverse consequences of failure would be severe, exposing us in some cases to even greater risk. The occurrence of these defects could make us liable for damages caused by these defects, including consequential damages. Negative publicity concerning these problems could also make it more difficult to convince customers to buy our products and services. Both could hurt our business, operating results, and financial condition.

          Our operating and financing activities expose us to foreign currency exchange and interest rate risks, which may adversely affect our revenues and profitability.

          Despite measures undertaken by us to reduce, or hedge against, foreign currency exchange risks, foreign exchange rate fluctuations may hurt our business, operating results, and financial condition. The changes in exchange rates can affect the yen value of our equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.

          We are also exposed to risks of interest rate fluctuations. Despite measures undertaken by us to hedge a portion of our exposure against interest rate fluctuations, such fluctuations may increase our operational costs, reduce the value of our financial assets, or increase the value of our liabilities.

     Risks Related to Our Business

     We may not succeed in implementing our mid-term growth strategies.

     We operate our business with our mid-term growth strategies implemented in October 2003, including:

•	pursuing growth opportunities in the information technology, or IT, solutions and services markets, particularly by leveraging our open system capabilities, strengthening our consulting capabilities, and enhancing our outsourcing and support services;

•	increasing our focus on network solutions to capitalize on the combined strengths of our communications networking products, our systems integration, or SI, service capabilities, and our customer base;

•	extending our leadership in mobile communications to global markets by building on our experience in the Japanese market;

•	continuing to enhance our efficiency through cost and restructuring initiatives; and

•	further improving our financial position by reducing our total debt and improving our balance sheet.

          Although we believe that our IT/Network Solutions business has great potential for growth, there can be no assurances that it may grow as much as we expect. In addition, severe competition from existing and new competitors may limit the benefits we are able to realize from our mid-term growth strategies.

          If we fail to keep pace with technological advances in our industry, or if we pursue technologies that do not become commercially accepted, customers may not buy our products and services, and our revenue and profitability may decline.

          The markets for the products and services that we offer are characterized by rapidly changing technology, evolving technical standards, changes in customer preferences, and the frequent introduction of new products and services. The development and commercialization of new technologies, and the introduction of new products and services will often make existing products and services obsolete or unmarketable.

          We may not be successful in identifying and marketing product and service enhancements, or offering and supporting new products and services in response to rapid technological changes and changes in customer preferences. If we fail to keep up with these technological changes and changes in customer preferences, our business, operating results, and financial condition will be significantly harmed.

          The development process can be lengthy and costly, and requires us to commit a significant amount of resources well in advance of sales. Technology and standards may change while we are in the development stage, rendering our products obsolete or uncompetitive before their introduction. Our products, some of which contain both hardware and software, may contain undetected errors that may be discovered after their introduction and shipment. In addition, we may encounter difficulties incorporating our technologies into our products in accordance with our customers’ expectations, which in turn may negatively affect our customer relationships, reputation, and our revenues.

          Our revenues and profitability can fluctuate from period to period, and are often difficult to predict for particular periods due to factors beyond our control.

          Our results of operations for any quarter or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations as a result of a number of factors, including:

•	the introduction and market acceptance of new technologies, products, and services;

•	variations in product costs, and the mix of products sold;

•	the size and timing of customer orders, which in turn will often depend upon the success of our customers’ businesses or specific products or services;

•	the impact of acquired businesses and technologies;

•	manufacturing capacity and lead times; and

•	fixed costs.

          There are other trends and factors beyond our control which may affect our operations, and make it difficult to predict operating results for a particular period. These include:

•	adverse changes in the conditions in the markets for semiconductors, personal computers, mobile handsets, and other products, and SI and other services that we offer;

•	governmental decisions regarding the development and deployment of communications and technology infrastructure, including the size and timing of governmental expenditures in these areas;

•	the size and timing of capital expenditures by our customers;

•	inventory practices of our customers;

•	conditions in the broader markets for IT and communications, and the Japanese or global economy generally;

•	changes in governmental regulation or intervention affecting communications, data networking, or the Internet;

•	adverse changes in the public and private equity and debt markets, and the ability of our customers and suppliers to obtain financing or to fund capital expenditures; and

•	adverse changes in the credit quality of our customers and suppliers.

These trends and factors could have a material adverse effect on our business, operating results, and financial condition.

          We may not succeed in executing our mid-term growth strategies outside of Japan.

          Our mid-term growth strategies include expanding our business in markets outside of Japan. In many of these markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers, and protective regulations. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. Our overseas projects and investments, in particular in China, could be adversely affected by:

•	exchange controls;

•	changes in restrictions on foreign investment;

•	changes in export or import restrictions or changes in the tax system or rate of taxation;

•	differences in legal protections, particularly those relating to intellectual property rights; and

•	economic, social, and political risks.

          Because of these factors, we may not succeed in expanding our business in international markets, and as a result, our business growth prospects and results of operations could be hurt.

          If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

          We depend on our proprietary technology, and our ability to obtain patents, licenses, and other intellectual property rights covering our products, services, business models, and design and manufacturing processes. The process of seeking patent protection can be long and expensive. Although we have a large number of patents, our patents could be challenged, invalidated, or circumvented. The fact that we hold many patents or other intellectual property rights does not ensure that the rights granted under them will provide competitive advantages to us. For example, the protection afforded by our intellectual property rights, such as patents, patent applications, and copyrights, may be undercut by rapid changes in technologies in the industries in which we operate. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright, and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. Litigation, which could consume financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement brought against us by others.

          If we are unable to obtain certain intellectual property licenses owned by third parties, our business could be adversely affected.

          Many of our products are designed to include software or other intellectual property licenses from third parties. Competitors’ protected technology may be unavailable to us, or be made available to us only on unfavorable terms and conditions. If we are unable to obtain certain intellectual property licenses owned by third parties on reasonable terms and conditions or at all, our business could be adversely affected.

          We may become involved in costly and time-consuming legal proceedings, including intellectual property litigation and infringement claims, that may substantially increase our costs, and harm our business.

          We may from time to time become involved in various lawsuits and legal proceedings. For example, our affiliated company, Elpida Memory (USA), Inc., and our subsidiary, NEC Electronics America, Inc., are currently subject to an investigation by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory, or DRAM, industry.

          From time to time, we are sued or receive notices regarding patent and other intellectual property claims. Due to the existence of a large number of patents in our field and the rapid rate of issuance of new patents, it is difficult to determine in advance whether a product or any of its components may infringe upon the patent rights of others. Whether or not these claims have merit, they may require significant resources to defend against. If an infringement claim is successful, and we are unable to obtain the license for the infringed technology or substitute similar non-infringing technology, our business could be adversely affected.

          These legal proceedings are subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations or financial condition.

          Any legal proceedings which we are subject to could require significant involvement of our senior management, and may divert management attention from our business and operations. For more information about current legal proceedings, see “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

          The failure of our suppliers to deliver raw materials, components, equipment, or other supplies as expected could hurt our business.

          Our manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. Because the products that we purchase are often complex or specialized, it may be difficult for us to substitute one supplier for another or one product for another. Some products are only available from a limited number of suppliers or a single supplier. Although we believe that supplies of the raw materials, components, equipment, and other supplies that we use are currently adequate, shortages in critical materials could occur due to an interruption in supply or an increase in industry demand. Our results of operations would be hurt if we could not obtain adequate delivery of these supplies in a timely manner, or if we had to pay significantly more for them. In addition, the possibility of defective raw materials, components, equipment, or other supplies could adversely affect the reliability and reputation of our products.

          We rely on our strategic partners, and our business could suffer if our strategic partners have problems, or our relationships with them change adversely.

          We have entered into a number of long-term strategic alliances with leading industry participants, both to develop new technologies and products, and to manufacture existing and new products. If our strategic partners encounter financial or other business difficulties, or if their strategic objectives change, they may no longer be able to participate in our alliances. Our business could be hurt if we were unable to continue one or more of our alliances.

          Potential acquisitions and investments may require us to integrate new operations.

          From time to time, we consider opportunities to expand our business through acquisitions and investments. Any acquisition that we pursue exposes us to the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to retain the customers of the business that we acquire or to retain its key employees. Further, we may not be able to achieve the benefits that we expect from a particular acquisition. Our business, operating results, and financial condition may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we may acquire.

          We conduct a substantial amount of business with the NTT group, which is comprised of Nippon Telegraph and Telephone Corporation and its subsidiaries, including NTT DoCoMo, Inc., and affiliates, and our business could suffer if it encounters business problems or decides to reduce its business with us.

          We derived approximately 16.3% of our net sales in the fiscal year ended March 31, 2004 from the NTT group. If the NTT group were to reduce its level of capital expenditures or current procurement, our business, operating results, and financial condition may be adversely affected. In addition, although the NTT group does not engage in any material manufacturing at present, our business may be adversely affected if it were to begin to manufacture products that we supply or acquire one of our competitors.

          We are exposed to the risk that our customers, including those to whom we have provided vendor financing, may encounter financial difficulties.

          We sometimes provide vendor financing to our customers, or provide guarantees to banks or trading companies that have provided vendor financing. In addition, many of our customers purchase products and services from us on payment terms that provide for deferred payment. If our customers, to whom we have extended or guaranteed vendor financing, or from whom we have substantial accounts receivable, encounter financial difficulties, our business, operating results, and financial condition could be adversely affected.

          If we were to determine that the discount rate used to measure benefit obligations should be lowered further or if the value of the securities constituting plan assets decline, the current amount of our outstanding pension benefit obligations would increase further.

          In accordance with U.S. GAAP, unrecognized prior service cost and actuarial loss have been amortized using the straight-line method over the average remaining service period of employees expected to receive benefits under such plans. The amount of actuarial loss may change depending on any future change in the discount rate or other factors such as the return on plan assets. If we were to determine that the discount rate used to measure benefit obligations should be lowered further, the current amount of our outstanding pension benefit obligations would increase further. In addition, if the value of the securities constituting the plan assets decline in the future due to deterioration in stock or bond prices, our unfunded pension benefit obligations could increase.

ITEM 4. INFORMATION ON THE COMPANY.

     A. History and Development of the Company.

          NEC’s legal and commercial name is Nippon Denki Kabushiki Kaisha in Japanese, or NEC Corporation in English. NEC was incorporated on July 17, 1899 as a joint stock corporation (kabushiki kaisha) in Japan under the Commercial Code (shoho) of Japan, or the Commercial Code.

          NEC’s principal executive offices are located at 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan. NEC’s telephone number is +81-3-3454-1111.

          History

          NEC was formed as a joint venture between Western Electric Company of the United States and two Japanese individuals. Initially, NEC acted as a sales agent for telephone equipment manufactured by Western Electric, but it soon commenced production of similar equipment in Japan.

          In 1925, Western Electric’s interests in its foreign affiliates, including NEC, were sold to International Telephone & Telegraph Corporation, or ITT. In 1932, the Sumitomo family holding company acquired a substantial equity interest in NEC, which was sold to the public in 1948, following the passage of Japanese anti-monopoly laws. ITT’s shareholding in NEC was successively reduced beginning 1958 and was completely disposed of during 1978.

          We expanded our business lines to include the production of transmission equipment in 1929, radio broadcast equipment in 1930, and radio communications equipment in 1932. In 1958, we started mass production of transistors and, in the same year, we produced the NEAC 2201, the first fully-transistorized commercial computer in the world.

          We commenced research and development activities relating to ICs in 1960. During the 1960s, we also entered the field of satellite communications and established our first post-war overseas manufacturing subsidiary.

          In the 1970s, we significantly increased our production of computers, semiconductors, and other electron devices. We began integrating our computer and communications products as significant further advances were achieved in technology and as we increased our allocation of resources to research and development activities. Other important developments during this period include the establishment of our position as a world leader in specific high technology markets, such as satellite communication earth stations and certain semiconductor devices, the diversification of our customer base, particularly in the Japanese private sector and overseas, and the expansion of our manufacturing facilities, both in Japan and abroad.

          In the 1980s, we pursued a policy of globalization to conduct our diversified manufacturing and sales operations closer to our customers. We added a total of 50 subsidiaries and affiliated companies, 12 for manufacturing and 38 for marketing and other services during the 1980s in overseas markets.

          During the 1990s, we expanded our global operations and increased efficiency, in order to enhance our global competitiveness and to respond to rapid changes in market demand. We expanded and upgraded some of our manufacturing facilities, promoted strategic alliances with major companies and augmented our research and development activities in the United States and Europe.

          In April 2000, we adopted an in-house company system under which we divided our businesses into three in-house companies, NEC Solutions, NEC Networks, and NEC Electron Devices which were responsible for providing IT, network, and electron devices solutions, respectively, in accordance with the distinctive characteristics of each of those activities.

          In April 2003, we reorganized our management structure from the in-house company system to business line system and changed the names of the business segments from NEC Solutions, NEC Networks, and NEC Electron Devices to the IT Solutions business, the Network Solutions business, and the Electron Devices business, respectively. Subsequently, in October 2003, we introduced our mid-term growth strategies in order to build our global operations based on our competitive position in the Japanese market.

          In December 2003, NEC issued 250,000,000 new shares of common stock in an offering both in Japan and overseas, raising funds for capital expenditures and investments to implement our growth strategy and for the repayment of the interest-bearing debts such as short-term borrowings. In connection with the issuance of these new shares, NEC issued 23,000,000 additional shares of common stock to a third party in January 2004. The issue price for each issuance was ¥681.96 per share and the total offering proceeds were ¥185.4 billion after deducting expenses and taxes related to the issuances.

          In April 2004, to further strengthen our capabilities to respond to fast-changing markets, we reorganized our business structure from nine business lines to a management system comprising of eleven Business Units, a Marketing Unit, a Research and Development Unit, and corporate staff.

          Capital Expenditures and Divestitures

          The following table sets forth a breakdown of our annual capital expenditures (which represent the additions to property, plant and equipment on an accrual basis) during the three years ended March 31, 2004:

	Year ended March 31,
	2002	2003	2004
	(Millions of yen)
IT Solutions business	¥34,576	¥26,754	¥10,077
Network Solutions business	46,689	13,735	12,128
Electron Devices business	96,558	111,447	124,176
Others	6,726	15,691	22,047

Total	184,549	167,627	168,428
Corporate	13,953	10,807	5,529

Electronics business total	198,502	178,434	173,957
Leasing business	1,565	300	—

Consolidated total	¥200,067	¥178,734	¥173,957

          Capital expenditures during the fiscal year ended March 31, 2004 declined by 3%, compared with the fiscal year ended March 31, 2003, to ¥174.0 billion. Major capital expenditures in the fiscal year ended March 31, 2004 included investment in manufacturing facilities in Japan for semiconductors. During the fiscal year ended March 31, 2004, our IT Solutions business invested in equipment to expand its BIGLOBE service and in research and development equipment relating to computer manufacturing, particularly servers and storage systems. Our Network Solutions business invested in equipment used to manufacture communications products and to carry out research and development for third generation, or 3G, mobile communications systems, mobile handsets, and optical network systems. Our Electron Devices business invested in equipment used for research and development and manufacturing equipment for system LSIs.

          In the beginning of our current fiscal year, we established a capital expenditure budget for investments. We plan to make the following investments during the current fiscal year:

•	in the IT Solutions business, expansion of research and development equipment and manufacturing equipment for computers, as well as equipment to expand the BIGLOBE service;

•	in the Network Solutions business, expansion of research and development equipment and manufacturing equipment for 3G mobile communications systems and mobile handsets; and

•	in the Electron Devices business, expansion of research and development equipment and manufacturing equipment for system LSIs.

          We continuously monitor our capital expenditures and evaluate whether adjustments to our budget are necessary in light of market conditions and other economic factors. We expect our capital expenditures to be approximately ¥230 billion during the fiscal year ending March 31, 2005, the distribution of which will be expended mostly in Japan. We anticipate most of the funds necessary for such capital expenditures will be obtained both internally and externally, primarily from our short- and long-term financings and cash provided by operating activities. For a detailed discussion of our capital resources, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

     B. Business Overview.

          We are a leading provider of advanced IT and networking solutions to business enterprises, communications services providers, and government entities. Our understanding of our customers’ needs, together with our industry expertise, technical capabilities, and broad product portfolio, enable us to offer computing, communications, and device solutions that address their core operational requirements. By focusing on high-growth market opportunities and building on our expertise in broadband and mobile technologies, we seek to further strengthen our leadership position as an innovative provider of computing and communications solutions.

          Our business is divided into the three principal segments: the IT Solutions business, the Network Solutions business, and the Electron Devices business.

•	Through our IT Solutions business, we deliver highly reliable computing solutions to business enterprises, governmental entities, and individual customers by providing software, hardware, and the services necessary to design, integrate, and operate these elements. The products and services of this business include: systems integration; outsourcing and support services; software; mainframes, servers and workstations, supercomputers, and storage systems; personal computers and peripheral products; and Internet-related services. In the fiscal year ended March 31, 2004, the IT Solutions business contributed ¥2,098.9 billion in sales and realized a segment profit of ¥91.8 billion.

•	Through our Network Solutions business, we design and provide broadband network systems, mobile and wireless communications network systems, mobile handsets, and broadcast and other systems, which enable our customers, primarily network services providers, to build and operate their networks with a high degree of service, quality, and reliability, in a cost-effective manner. Working closely with our customers, we design and deploy both wireline and wireless network systems and products, including terminals. In the fiscal year ended March 31, 2004, the Network Solutions business contributed ¥1,775.7 billion in sales and realized a segment profit of ¥67.9 billion.

•	Our Electron Devices business includes semiconductors, displays, and other electronic components used in communications products, computing and peripheral products, consumer electronics products, and automotive and industrial products. In the fiscal year ended March 31, 2004, the Electron Devices business contributed ¥932.2 billion in sales and realized a segment profit of ¥54.3 billion.

          In the fiscal year ended March 31, 2004, we had net sales of ¥4,906.8 billion, of which approximately 76% were generated in Japan and the balance generated overseas. As of March 31, 2004, we employed approximately 143,300 people worldwide and had manufacturing, sales, and research and development consolidated subsidiaries in Japan and overseas.

          IT Solutions Business

          Our IT Solutions business delivers to business enterprises, government entities, and individual customers highly reliable computing solutions including: systems integration; outsourcing and support services; software; mainframes, servers and workstations, supercomputers, and storage systems; personal computers and peripheral products; and Internet-related services. Our IT Solutions business is focusing on systems integration and developing its software businesses into solid earnings platforms by leveraging its strengths in open mission critical systems.

          Systems Integration

          Through our systems integration group, which has approximately 15,000 highly qualified systems engineers, we provide our customers with end-to-end systems design, development, deployment, and systems operation solutions. NTT DoCoMo’s i-mode gateway system, “CiRCUS,” is a prime example of the numerous large-scale projects undertaken by our systems integration business. Jointly developed by NEC and NTT Data Corporation, CiRCUS provides e-mail services (25,000 mail/receive transactions per second) and Web access services (50,000 Web accesses per second) from mobile devices for over 40 million i-mode subscribers. Our systems integration business consist of consulting services and system design, development, and deployment services.

          Consulting Services. We provide consulting services on systems architecture design and technology planning, including the evaluation and selection of technologies and platforms, to our customers so that they can meet their business and financial objectives.

          Systems Design, Development, and Deployment Services. We design, develop, and deploy complex software applications and hardware configurations that meet the specific requirements of our customers.

          Outsourcing and Support Services

          We offer outsourcing services tailored to the diverse needs of each customer, such as housing/hosting and application management services. We also offer maintenance and support services to our customers.

          Software

          We develop and provide software products primarily for use in the computers that we manufacture. Software products include operating systems, middleware for the management of large-scale open mission critical systems, and application software. We continue to develop the capabilities of our middleware to enhance rapid, cost-effective integration of different systems, protocols, and technologies. We use a combination of custom-designed and third party software to take advantage of the various products and technologies on the market.

          Mainframes, Servers and Workstations, Supercomputers, and Storage Systems

          We develop and manufacture mainframe computers, UNIX servers and workstations, Intel-based servers and workstations, supercomputers, storage systems, and other products for business enterprises and government entities mainly in Japan. We are a leading supplier of mainframe computers, Intel-based servers, and Intel-based workstations in Japan.

          Mainframe Computers. Our Parallel ACOS series of mainframe computers employ parallel processing technology for use in mission critical systems. We focus on high performance products that can also integrate easily with open servers.

          Servers and Workstations. Our high-performance, high-scalability UNIX servers are used as core servers in a wide variety of applications, from network management to operating critical business systems. We develop and provide the Express 5800 series of Intel-based servers and workstations which run a Microsoft Windows operating system and give customers access to a broad range of applications.

          Supercomputers. Our SX-series of vector-processing supercomputers meet intensive, high-speed processing requirements for specialized applications that require significant calculating power, such as weather forecasting, structural analysis, and fluid dynamics. The SX-series is used by research institutes, universities, and companies in Japan and overseas.

          Storage Systems. We manufacture various types of storage systems, including disk array and tape storage, among others. Our iStorage series of storage systems is designed to meet the expanding demand for increased capacity, reliability, performance, and endurance.

          In addition, our other products include terminals such as key telephone systems and point-of-sale terminals.

          Personal Computers and Peripheral Products

          We develop, manufacture, and market personal computers and personal computer peripheral products. We produce a wide range of personal computers, including desktop personal computers and notebook personal computers, which target both corporate and individual customers. We offer personal computers with wireless connectivity, multimedia functions, and advanced security functions. We are a leading supplier of personal computers in Japan.

          Internet-Related Services

          We offer a broad range of Internet-related services through the infrastructure of our BIGLOBE service, which is a leading Internet service provider, or ISP, in Japan. Through BIGLOBE, we also provide value-added services such as content services and e-commerce services throughout Japan.

          Network Solutions Business

          Our Network Solutions business includes broadband network systems, mobile and wireless communications network systems, mobile handsets, and broadcast and other systems. Our Network Solutions business is developing a global leadership position in the networking equipment market by leveraging its solutions capabilities and applying its experience as a total system supplier.

          Broadband Network Systems

          We develop, manufacture, and provide a wide range of wireline systems. We are the leading provider of wireline network systems and services for both public and private networks in Japan. We also provide these systems worldwide.

          Wavelength Division Multiplexing, or WDM, Systems. We hold a leading position in WDM-based optical network systems for both terrestrial and submarine applications. WDM transmits through a single fiber beams of light of slightly different wavelengths, with each wavelength carrying its own stream of information. This increases the amount of traffic that can travel over the existing optical fiber cable infrastructure, allowing existing infrastructure to be used more efficiently.

          Synchronous Digital Hierarchy, or SDH. We develop and manufacture SDH products both for terrestrial and submarine use. SDH systems refer to standards for the transmission of digital signals over optical fiber. These standards helped to revolutionize the performance and cost of telecommunications networks based on optical fiber.

          Internet Protocol, or IP, Switching Routers and Network Infrastructure Servers. We design and manufacture IP switching routers and network infrastructure servers enabling the development of highly reliable IP networks. IP networks are playing a central role in communications systems. A wide range of our IP switching routers have been adopted by both advanced network services providers and enterprise users. We aim to build increasingly reliable networks by combining IP switching routers with network infrastructure servers, offering a wide variety of services tailored to the needs of our customers, including those related to voice over internet protocol, or VoIP, a technology used to transmit voice conversations over a data network using IP.

          Network Access Systems. We provide various kinds of network access systems. We develop and manufacture x digital subscriber line, or xDSL, systems and other wired access systems, cable television, or CATV, fiber-to-the-home, or FTTH, systems, and modems. xDSL is a technology that allows more data to be sent over the existing telephone lines. The system uses a modem technology that converts the existing twisted-pair telephone lines into access paths for various high-speed communications. CATV and FTTH systems, which transmit video and other signals through optic or other cables, are technologies that allow long-distance, multi-channel transmission and reception of video and other high-speed data.

          Other Public Network Systems. We provide public switching systems and asynchronous transfer mode, or ATM, switching systems for Japanese and overseas telecommunications operators, and other network systems mainly for network service providers. Our switching systems are fully scalable and configurable, and they feature wire-speed packet transfer, which eliminates bottlenecks even during periods of high traffic, and multi-service converged environments. ATM technology is an information transfer standard that can be used by many different communications systems to deliver traffic at varying rates, permitting a mix of voice, data, and video. We provide a range of ATM products, including a highly advanced ATM network management system. Our system provides connection control management, traffic and performance control management, security control management, and fault/configuration control management.

          Enterprise Networking Systems. Enterprise networking systems are private voice and data integrated network systems. We provide a number of such products including internet protocol private branch exchange, or IP-PBX, systems and VoIP servers which can support both wireline and wireless VoIP telephone systems with various kinds of services, including call centers, network monitoring, and security.

          Mobile and Wireless Communications Network Systems

          We develop and manufacture network systems and equipment for mobile communications, including base stations, mobile switching systems, and network management systems. We are the leading producer and system supplier of mobile communications systems that include wideband code division multiple access, or W-CDMA, systems for 3G mobile communications services in Japan.

          Overseas, with an alliance to develop, manufacture, and market W-CDMA systems, we and Siemens are leading suppliers of such systems in the European 3G W-CDMA mobile network infrastructure market. We also manufacture wireless communications systems, including terrestrial and satellite microwave communications systems and wireless access systems, such as fixed wireless access, and have sold these systems in more than 120 countries.

          Mobile Handsets

          We develop and manufacture mobile handsets, such as mobile phones and personal handy phone system handsets. We are one of the leading mobile handset suppliers for packet data cellular, or PDC, and W-CDMA in Japan. Newer models of our mobile phones feature built-in cameras for NTT DoCoMo and Vodafone K.K. We provide global system for mobile communications, or GSM, mobile handsets with high value-added features, including built-in cameras and mobile Internet capability, in Europe, China, and other markets. For instance, in China, we have introduced over ten high-end, unique models such as the world’s first card-shaped, camera-equipped mobile phones. In addition, we have received orders for 3G mobile handsets from the Hutchison Whampoa group, which is expanding 3G mobile communications services in Europe and other areas. Our new models of such handsets for the Hutchison Whampoa group have advanced functions such as a video-phone.

          Broadcast and Other Systems

          We produce broadcast equipment, including analog and digital, terrestrial and satellite broadcast equipment, air traffic control equipment, and space electronic equipment, including satellites and satellite transponders. Our industrial electronic systems include postal automation systems. We also provide a digital terrestrial total solution from development consulting service to installation of broadcasting infrastructure equipments. Utilizing our services for such total solution, major TV stations in Tokyo, Osaka, and Nagoya launched digital terrestrial broadcasting services in December 2003.

          Electron Devices Business

          Our Electron Devices business includes semiconductors, displays, and other electronic components used in communications products, computing and peripheral products, consumer electronics products, and automotive and industrial products. We transferred our semiconductor business, excluding our general-purpose DRAM business, to NEC Electronics Corporation, which was established on November 1, 2002, in order to strengthen our international competitiveness in this field. In addition, on July 24, 2003, NEC Electronics conducted an initial public offering and sold newly issued shares of its common stock in a global offering. We transferred our general-purpose DRAM business to a joint venture with Hitachi, Ltd. in 1999.

          Semiconductors

          Communications. Our products are used in a wide range of wireline and wireless network communications applications, including broadband network infrastructures, mobile communications base stations, and mobile handsets.

          Computing and Peripherals. Our products are used in servers, workstations, supercomputers, storage systems, personal computers, and peripheral products for personal computers, such as optical disk storage, including digital video disk, or DVD, drives, printers, and interfaces.

          Consumer Electronics. We offer digital, mixed-signal, and analog ICs that are used in various consumer electronics applications which include DVD recorders, digital cameras, digital TVs, set-top boxes, and other audio-visual equipment. We also provide system LSIs for video game consoles.

          Automotive and Industrial Applications. Our products are used in automotive applications, such as engine management, control area network, or CAN, systems, safety and comfort systems, car audio systems, and navigation systems. We also develop semiconductor products for car multimedia entertainment systems. In addition, we provide products for industrial applications such as industrial measurement and testing equipments and medical equipments.

          Multi-Market IC. We offer microcontrollers, complementary metal oxide semiconductor, or CMOS, gate arrays, analog application-specific integrated circuits, or ASICs, and multipurpose static random access memories, or SRAMs, to customers for use in a wide range of applications.

          Discrete, Optical, and Microwave Devices. We offer general-purpose discrete semiconductor devices which are used in a wide range of applications and optical and microwave devices for communications and other applications.

          DRAMs. We transferred our DRAM business to Elpida Memory, Inc., a joint venture formed in 1999 with Hitachi, Ltd., in order to accelerate the development of new products, and reduce our exposure to increased market volatility. Elpida Memory is our affiliated company accounted for by the equity method.

          Displays

          Our display panels feature thin film transistor, or TFT, color liquid crystal displays, or LCDs, and color plasma display panels, or PDPs.

          TFT Color LCDs. We develop and produce a range of TFT color LCDs used mainly for industrial and medical equipment displays, personal computer monitors, and displays for mobile phones. We separated our color LCD business and transferred it to a subsidiary in April 2003. In November 2003, we established a joint venture with SVA (Group) Co. Ltd., taking a minority interest of 25%. The joint venture represents a new business model which provides us with royalty income from the licensing of elemental technologies related to general purpose LCDs for personal computers and monitors.

          Plasma Displays. We are engaged in the development and manufacturing of plasma display modules and monitors. We expect demand for plasma displays to grow rapidly, mainly for use in televisions and public displays. We transferred the plasma display business to NEC Plasma Display Corporation, which was established as a wholly-owned subsidiary through a corporate separation (kaisha bunkatsu) in October 2002. Subsequently, in July 2004, we concluded discussions with Pioneer Corporation to transfer our plasma display business. Effective as of September 30, 2004, we will transfer to Pioneer all the shares we hold in NEC Plasma Display Corporation and all the intellectual property rights on plasma displays we hold.

          Electronic Components

          We design, manufacture, and produce electronic components such as batteries, capacitors, and relays. Our rechargeable lithium-ion batteries are mainly used in mobile phones. Our tantalum capacitors, which are notable in terms of their small size and high capacity, are used in a wide variety of applications, including mobile phones, personal computers, and game consoles. In April 2002, we integrated our capacitor, relay, and rechargeable battery operations with Tokin Corporation, which we renamed NEC TOKIN Corporation. In October 2002, we transferred our printed wiring board business to a joint venture which we formed with Toppan Printing Co., Ltd. In October 2002, we transferred our car electronics operations to an affiliate of Honda Motor Co., Ltd.

          Seasonality

          Our sales are generally seasonal in nature. They are higher in the second and fourth quarters than in the first and third quarters of our fiscal year, which ends March 31. This is partly a result of the seasonal purchases of governmental entities in Japan.

          Supplies

          Our IT Solutions business utilizes and offers various software and hardware products procured from third party vendors as well as developed or manufactured internally. Our subsidiaries in Japan provide software development and systems engineering services to NEC on a subcontracting basis. We outsource part of our software development to software companies in Japan, and are increasingly outsourcing to overseas subsidiaries and software companies to supplement our resources in Japan. Hardware products of our IT Solutions business are mainly manufactured by our subsidiaries in Japan. Some models of computers and some sub-assemblies are manufactured by our subsidiaries outside of Japan and by contract manufacturers both in and outside Japan.

          Our Network Solutions business manufactures the majority of our communications systems and equipment through our Japanese subsidiaries. Certain models for the overseas markets are manufactured by our overseas subsidiaries. We also use contract manufacturers in and outside of Japan to supplement our production capacity and enhance our profitability.

          Most of our Electron Devices business’ products are manufactured by our subsidiaries or joint venture manufacturing companies established with our partners in and outside of Japan. Some of our electron devices are procured from silicon foundries and third party vendors.

          The principal raw materials and components we use are ICs, including memories and logic ICs, LCD panels, printed wiring boards, silicon, connectors, and capacitors. Certain raw materials and components, such as silicon and memories, used in the manufacture of our products are purchased with a view to maximizing the benefits of bulk purchasing and efficient stock control. Electronic data interchange is widely used to negotiate and purchase raw materials and components to make the procurement process more efficient. We use an Internet-based purchasing system to lower costs and improve the efficiency of our procurement operations. This system permits internal sharing of information concerning, among other things, suppliers, prices, and the quality of raw materials and components. It also permits more frequent and speedy communications with suppliers. In addition, we purchase certain raw materials and components to reduce product costs from overseas suppliers through our international purchasing offices in the United States, the United Kingdom, and several countries in Asia as well as in Japan.

          We purchase raw materials and components from many Japanese and overseas suppliers, and we believe that we are not dependent on any single third party supply source for any raw materials or components essential to any significant part of our business. We have not experienced any difficulty in obtaining, on acceptable terms, any raw materials or components which materially affected the operation of our business, and do not presently foresee any such difficulty.

          Customers, Sales, and Marketing

          We provide our products and services to customers located in Japan and overseas, including the United States, the Asia Pacific region, and Europe. The following table shows our net sales by market and net sales by market as a percentage of total net sales for each of the three fiscal years ended March 31, 2004 :

	Year Ended March 31,
	2002		2003		2004
	(Millions of yen, except percentage data)
Net Sales by Market
Japan	¥3,911,173	(77%)	¥3,644,673	(78%)	¥3,730,809	(76%)
Overseas	1,189,849	(23%)	1,050,362	(22%)	1,176,012	(24%)

Total	¥5,101,022		¥4,695,035		¥4,906,821

          IT Solutions Business

          We provide systems integration directly to our key customers in Japan through our industry-focused SI divisions, each of which has experience and know-how in its respective sectors. Our subsidiaries also provide systems integration to a more diversified group of customers. We provide Internet-related services directly to individuals as well as corporate customers. Maintenance services are rendered by our subsidiaries. With respect to hardware, we sell the majority of our personal computers through dealers and wholesalers. Mainframe computers, servers, and workstations are sold to large enterprises and government entities directly by our sales force, with the support of our engineering staff, and to a broader customer base indirectly by dealers. We customize our systems and products according to customer specifications while, in the case of orders for standard products, we supply such products from our inventory. Our customers include leading companies in the manufacturing, distribution, banking, insurance, and other industries, governmental and other public agencies, telecommunications operators, and educational institutions.

          Network Solutions Business

          In Japan, we sell the majority of our communications systems and equipment directly to our customers, with the remainder sold through dealers and wholesalers. Overseas sales of such products are handled by our subsidiaries directly or through third party trading companies, depending on the form of contract for the project. Sales of larger communications systems are generally made pursuant to the specifications of our customers. Our customers include Japanese and overseas telecommunications operators, government entities, and other business enterprises including broadcasting companies.

          Electron Devices Business

          Most of the sales in Japan of our electron devices are made to customers through dealers. Overseas sales of these products are effected through our overseas sales subsidiaries. The IT Solutions business and the Network Solutions business use our electron devices for their products. Users of these products include communications equipment makers, computer manufacturers, consumer electronics manufacturers, the automobile industry, and other manufacturers of electronic products.

          Intellectual Property

          We hold a number of patents issued under Japanese and other laws and have a large number of Japanese and foreign patent applications pending. We maintain many licenses to use Japanese and foreign patents. In some cases, such licenses are included in technical assistance agreements with licensors which cover a wide range of products and components, including computers, communications products, and semiconductors. In addition, we own and have licenses to use certain copyrights.

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

          The size and number of our competitors vary across our product and service segments, as do the resources allocated by our competitors to the markets we target. Our competitors may have greater financial, personnel, and other resources than we have in a particular market or overall. Competitors with greater financial resources may be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. They may also adopt more aggressive pricing policies and make more attractive offers to potential customers, employees, and strategic partners. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share.

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

          Our management believes that we will be able to maintain and enhance our position in a world market characterized by increasing demands and applications for Internet-related products and services due to the following strengths:

•	Our experience, expertise, and technical capabilities as a leading provider of systems, components, services, and integrated solutions for computing and communications application, dedicated to meeting our customers’ needs; and

•	Our technological achievements and market position, which are reinforced by our continuing research and development programs and other marketing efforts.

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

     C. Organizational Structure.

          NEC and its subsidiaries and affiliated companies form a group of which NEC is the parent company. As of March 31, 2004, we had 195 consolidated subsidiaries and 44 affiliated companies accounted for by the equity method.

          The following table gives details of our significant subsidiaries, all of which are consolidated, as of March 31, 2004:

		Proportion of Ownership
Name of Subsidiary	Country of Incorporation	Interest(%)
NEC Electronics Corporation (1)	Japan	70.04%
NEC Personal Products, Ltd.	Japan	100.00
NEC Saitama, Ltd.	Japan	100.00
NEC Fielding, Ltd. (1)	Japan	67.11
NEC Access Technica, Ltd.	Japan	100.00
NEC System Integration & Construction, Ltd. (1)	Japan	42.44
NEC Mobiling, Ltd. (1)	Japan	67.11
NEC Nexsolutions, Ltd.	Japan	100.00
NEC Soft, Ltd. (1)	Japan	61.58
NEC Yamaguchi, Ltd.	Japan	70.04
NEC Computertechno, Ltd.	Japan	100.00
NEC Computers International B.V.	The Netherlands	96.49
NEC Taiwan Ltd.	Taiwan	100.00
NEC Technologies Hong Kong Limited	China	100.00
NEC Business Coordination Centre (Singapore) Pte. Ltd.	Singapore	100.00
NEC Electronics America Inc.	U.S.A.	70.04
NEC America, Inc.	U.S.A.	100.00
NEC Solutions (America), Inc.	U.S.A.	100.00
NEC Electronics (Europe) GmbH	Germany	70.04

(1)	Listed on the Tokyo Stock Exchange.

     D. Property, Plants, and Equipment.

          As of July 2004, we have 40 manufacturing plants in Japan and 21 manufacturing plants in Belgium, China, France, Malaysia, Russia, Singapore, the United Kingdom, the United States, and Vietnam. Our principal plants are located mainly in Japan. The approximate land space and floor space of our principal plants as of March 31, 2004 were as follows:

Location	Description	Principal Products	Land Space	Floor Space
			(Thousands of	(Thousands of
			square meters)	square meters)
Kawasaki, Kanagawa	Tamagawa Plant (1)	Communications equipment; semiconductors	192	225
Fuchu, Tokyo	Fuchu Plant	Computers and industrial electronic systems; communications equipment	220	222
Sagamihara, Kanagawa	Sagamihara Plant (1)	Semiconductors; electronic components	197	175
Otsu, Shiga	NEC Kansai, Ltd.	Semiconductors	170	139
Abiko, Chiba	Abiko Plant	Communications equipment	300	126
Kumamoto, Kumamoto	NEC Kyushu, Ltd.	Semiconductors	119	121
Yokohama, Kanagawa	Yokohama Plant	Communications equipment	178	118
Tsuruoka, Yamagata	NEC Yamagata, Ltd.	Semiconductors	126	88
Ichinoseki, Iwate	NEC Tohoku, Ltd.	Communication equipment	67	47
Kakegawa, Shizuoka	NEC Access Technica, Ltd.	Communication equipment	42	41
Kofu, Yamanashi	NEC Computertechno, Ltd.	Computers	83	39
Otsuki, Yamanashi	NEC Yamanashi, Ltd.	Communication equipment	47	38
Yonezawa, Yamagata	NEC Personal Products, Ltd.	Computers	50	30
Kodama, Saitama	NEC Saitama, Ltd.	Communication equipment	39	29
Fukushima, Fukushima	NEC Wireless Network, Ltd.	Communication equipment	65	25
Angers, France	NEC Computer International B.V.	Computers	59	87

(1)	NEC Electronics Corporation leases from NEC and uses part of these plants as its facilities.

          We generally consider the production capacity as well as the utilization rate of our plants to be adequate for our requirements.

          We own most of the land and floor space for our manufacturing activities. Certain properties are subject to mortgages or encumbrances in order to secure outstanding indebtedness. We lease our corporate headquarters in Tokyo and a substantial portion of our sales and administrative offices worldwide.

          In addition to the above, our corporate research and development facilities, most of which we own, occupy 51 thousand square meters of floor space. In December 2003, we sold our Yokohama Plant but currently lease the plant and the surrounding land. In March 2004, we sold our Central Research Laboratories to strengthen our research and development activities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

          The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information — Selected Financial Data” and our consolidated financial statements and notes to those financial statements included elsewhere in this annual report.

     A. Operating Results.

          Overview

          We are a leading provider of systems, components, services, and integrated solutions for computing and communications applications. We are focused mainly on providing reliable solutions to meet complex customer requirements.

          Our business is divided into three principal segments: the IT Solutions business; the Network Solutions business; and the Electron Devices business.

          The IT Solutions business provides highly reliable computing solutions to business enterprises, governmental entities, and individual customers by providing software, hardware, and the services necessary to design, integrate, and operate these elements. The products and services of this business include: systems integration; outsourcing and support services; software; mainframes, servers and workstations, supercomputers, and storage systems; personal computers and peripheral products; and Internet-related services. In the fiscal year ended March 31, 2004, the IT Solutions business realized a segment profit of ¥91.8 billion.

          The Network Solutions business designs and provides broadband network systems, mobile and wireless communications network systems, mobile handsets, and broadcast and other systems, which enable our customers, primarily network services providers, to build and operate their networks with a high degree of service, quality, and reliability in a cost-effective manner. In the fiscal year ended March 31, 2004, the Network Solutions business realized a segment profit of ¥67.9 billion.

          The Electron Devices business includes the development, design, manufacture, and sale of semiconductors, displays, and other electronic components mainly to end-product manufacturers. In the fiscal year ended March 31, 2004, the Electron Devices business realized a segment profit of ¥54.3 billion.

          Revenue

          Our revenues are derived from our three principal segments: IT Solutions business; Network Solutions business; and Electron Devices business.

          The revenue of the IT Solutions business is derived from the provision of systems integration and outsourcing services mainly to business enterprises and governmental entities, the provision of Internet-related services, support services, and software, and the sale of hardware. In the fiscal year ended March 31, 2004, sales by the IT Solutions business was ¥2,098.9 billion, which constituted 42.8% of our net sales. The provision of systems integration mainly to business enterprises and governmental entities located in Japan contributed ¥739.2 billion. The provision of personal solutions, including the sale of personal computers, to business enterprises, governmental entities, and individual customers contributed ¥726.1 billion.

          The revenue of Network Solutions business is derived from the sale of broadband network systems, mobile and wireless communications network systems, mobile handsets, and broadcast and other systems to our customers, primarily network services providers. In the fiscal year ended March 31, 2004, sales by the Network Solutions business was ¥1,775.7 billion, which constituted 36.2% of our net sales. The mobile solution business contributed ¥1,047.9 billion through the sale of mobile and wireless communications network systems and mobile handsets to telecommunications carriers.

          The revenue of the Electron Devices business is derived from the sale of semiconductors, displays, components, and other electron devices mainly to end-product manufacturers. In the fiscal year ended March 31, 2004, sales by the Electron Devices business was ¥932.2 billion, which constituted 19.0% of our net sales. The semiconductors business contributed ¥724.3 billion through the sale of semiconductors mainly to end-product manufacturers.

          Cost and Expenses

          Our cost and expenses for our businesses primarily consist of cost of sales and selling, general and administrative expenses.

          Cost of Sales. Our cost of sales consists primarily of materials, parts, and manufacturing overheads, including personnel cost, depreciation, and facility maintenance costs.

          Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist primarily of salaries, commissions, benefits, research and development expenses, and other expenses relating to our selling, general and administrative activities.

          Fundamental Management Policy

          Our business can largely be classified into two main domains: the IT/Network Solutions domain and the Semiconductor Solutions domain. We intend to expand our solutions businesses and enhance our corporate value by providing IT solutions based on our information processing technologies such as highly reliable computer systems, network solutions based on our communication technologies such as broadband, mobile, and wireless network systems, and integrated IT/Network Solutions that solve our customers’ issues. With respect to Semiconductor Solutions, we intend to deliver steady growth and earnings by creating high-value-added products, such as system LSIs, that satisfy customer needs. We further aim to maximize our corporate value by combining our core competencies in the IT/Network Solutions business and the Semiconductor Solutions business.

          Mid-Term Business Strategy

          In October 2003, we set forth our mid-term growth strategy. Driven by consumer demand, the development of the Japanese mobile and broadband markets are progressing ahead of the rest of the world, and it is expected that this development will stimulate development in Japan and the rest of the world. We aim to secure growth opportunities in the IT/network market with this in mind, building on our track records in areas such as open architecture mission critical systems and communications systems and equipment. We seek to expand our business globally by leveraging the advanced capabilities developed in Japan and by taking advantage of the market changes caused by the advent of an advanced society with an environment that enables access to network from anywhere, anytime through various information and telecommunication devices, or an ubiquitous networked society.

          Securing Reliable Profits and Stable Growth Focused on the Japanese Market

          Securing a Reliable Profit Foundation Based on Systems Integration. We seek to expand our SI businesses by fulfilling the new needs of our over 100,000 existing customers and by securing new large corporate customers through our consulting capabilities. We also seek to expand the size of our outsourcing business and to strengthen, in particular, our outsourcing business related to the SI business. At the same time, we intend to reduce development costs by fundamentally improving our development efficiency through such measures as the standardization of our SI process and to expand the scale of our overseas development.

          Expanding the Network Solutions Business through Integration with IT Business. We intend to shift the focus of our broadband business, which to date has been a challenging business, from a business based mainly on legacy communications products to an open solutions business based on value-added software and services. In particular, by integrating our broadband and IT businesses, we intend to focus on areas such as IP telephony, wide-area Ethernet, local government networking, and network outsourcing and increase the annual growth in sales in these areas. In addition, we aim to integrate broadcasting and communications technologies and products, and to expand next-generation integrated solutions based on our large market share in constructing backbone infrastructure for digital terrestrial broadcasting.

          Revitalizing Product Business. In order to create high value-added products that are resilient against the downward pressure on prices, we aim to continuously cut costs by advancing cost reduction activities such as reforming the development process, pursuing global supply chain management, and concentrating on customer service and quality.

          In the domestic mobile handset business, we aim to increase the annual domestic growth rate in shipment volume. To this end, we intend to strengthen our leading positions in the PDC handset and 3G markets by strengthening our product and software development capabilities and reforming our manufacturing processes.

          In order to strengthen the broadband communications business, we plan to reduce the number of products developed by NEC from 27 to 10 models, and focus on areas related to Ethernetworks, including core metro access, and IP telephony. By promoting the standardization of our design processes and parts and the improvement of our design infrastructure, we seek to improve the efficiency of our development activities.

          Capturing New Growth Opportunities

          Global Business Expansion. We intend to expand our business globally by taking advantage of Japan’s advanced market. We are aiming to increase our overseas sales and the proportion of overseas sales compared to domestic sales.

          We intend to expand our mobile businesses in Europe and the Greater China area by taking advantage of Japan’s leading position in the mobile phone market. We are aiming to increase shipment volume of our mobile handsets to overseas markets by strengthening our collaboration with operators and other business partners. In addition, we will strive for maximum progress at a minimum risk. In particular, we intend to position China as a global development base for our 3G products and to increase to approximately 1,000 the number of staff devoted to mobile-related research and development in China.

          We intend to develop our solutions business in the Southeast Asia and Greater China markets based on advanced applications in the Japanese market.

          Strengthening Measures to Prepare for the Full-scale Ubiquitous Networked Society in Japan. We intend to create a wide range of solutions for an ubiquitous networked society by concentrating our technology and capabilities in areas such as security, verification/billing, and mission critical systems which will support the realization of new services offered by national and local governments, telecommunications carriers, and enterprises. We possess the capability and expertise to link relevant services to customers. Utilizing such capability and expertise, and strengthening alliances with home appliance manufacturers, automobile manufacturers, and homebuilders, as well as other companies, we aim to seize new market opportunities.

          Combining NEC Group Core Competencies to Support Growth

          With regard to our core businesses such as IT/Network Solutions and Semiconductor Solutions, we aim to maximize our corporate value by combining our various core competencies, including human resources, software development capabilities, intellectual assets, and research and development capabilities.

          Various needs are arising, in particular for software development relating to products such as electron devices, handsets, and network infrastructure. As demand for software development increases, we believe that the key factor in product differentiation is the value added by software. We intend to enhance the competitive edge of our products by taking advantage of our software development resources, including approximately 20,000 personnel.

          Regarding projects which are highly volatile or under-funded such as such as our DRAM and display businesses, we have promoted policies to inject external capital for new growth. We will continue to enhance such activities and pursue further growth.

          Organization Reform

          As of April 1, 2004, we reorganized the IT/Network Solution domain from nine “business lines” into eleven “business units” to further strengthen our responsiveness to changes in the market. In addition to those eleven business units, we newly established a Marketing Unit to centralize the planning and promotion of our marketing measures. We believe that these steps will strengthen our organizational structure and enhance the delivery of various solutions to the market leveraging on our networking technology competence. We expect that this will boost the implementation of our growth strategy in following fiscal years, and ultimately lead to further improvement of our profitability. During the fiscal year ended March 31, 2004, our business grew steadily as we advanced our initial goals of securing stable profits and improving our financial structure.

          Overview of Business Results of the Fiscal Year Ended March 31, 2004

          We operated our businesses with this fiscal year positioned as the starting point of medium-term expansion. Specifically, we laid out our mid-term growth strategy in October, 2003. As a measure to realize this strategy, in addition to reducing our interest-bearing debt, we amended the pension and severance plans, and transferred a substitutional portion of the employee pension fund liabilities to the government, thereby reducing our performance fluctuation risk.

          Furthermore, we increased our shareholders’ equity through a stock issuance aimed at strengthening the financial foundation of our growth strategy. Moreover, we controlled our cost of sales through a reduction in material costs, production innovations, the strengthening of our supply chain management and the promotion of development process innovations.

          Net sales for the fiscal year ended March 31, 2004, was ¥4,906.8 billion, an increase of ¥211.8 billion or 5% as compared with the previous fiscal year. This was principally due to an increase in sales of mobile handsets, optical disc drives, and semiconductors mainly for use in mobile handsets and digital consumer electronics.

          Regarding profitability, income before income taxes increased ¥99.1 billion to ¥160.5 billion as compared with the previous fiscal year as a result of sales growth and improved profitability through the restructuring as well as a decrease in restructuring charges, gains due to stock issuances by subsidiaries such as NEC Electronics Corporation, and gains on the sales of operating facilities through the realignment of our operating organization.

          Net income for the fiscal year ended March 31, 2004, increased by ¥65.6 billion to ¥41.1 billion as compared with the previous fiscal year.

          Major Measures Implemented During the Fiscal Year Ended March 31, 2004

          In the fiscal year ended March 31, 2004, we returned to profitability after posting net losses during the past two fiscal years. The structural reforms of our former unprofitable businesses neared completion, and our balance sheet improved sharply. Through these and other actions, we believe we have built a strong foundation for executing our growth strategies. We also resumed dividend payments, declaring a dividend per share of ¥6.

          Improving Our Balance Sheets

          Improving our balance sheets is one of management’s top priorities. We have taken a number of actions to reduce interest-bearing debt, improve our debt-equity ratio (interest-bearing debt to shareholders’ equity ratio), and streamline assets.

	As of March 31,
	2003	2004
	(Billions of yen)
(a) Shareholders’ equity	358.4	711.5
(b) Interest-bearing debt*	1,487.1	1,171.0
(c) Cash and cash equivalents	344.3	496.8
(d) Net interest-bearing debt (b – c)	1,142.7	674.3

Shareholders’ equity ratio**	8.7%	17.6%
Debt-equity ratio (b / a)	4.15 times	1.65 times
Net debt-equity ratio (d / a)	3.19 times	0.95 times

*Interest-bearing debt is the sum of short-term borrowings, the current portion of long-term debt and long-term debt.

**Shareholders’ equity ratio is shareholders’ equity divided by total assets.

          Increased Shareholders’ Equity. In December 2003, we issued 250,000,000 shares of our common stock in an offering both in Japan and overseas, raising funds for capital expenditures and investments to implement our growth strategy and for the repayment of the interest-bearing debt such as short-term borrowings. In connection with the issuance of these shares, we issued 23,000,000 additional shares of common stock to a third party in January 2004. The issue price for each issuance was ¥681.96 per share and the total offering proceeds were ¥185.4 billion after deducting expenses and taxes related to the issuances. In addition, we transferred the substitutional portion of our employee pension fund liabilities to the Japanese government in February and March 2004. As of March 31, 2004, the amount of the minimum pension liability adjustment in accumulated other comprehensive income (loss), a component of our shareholders’ equity, had improved approximately 40% from a year ago. The improvement was mainly due to a decrease in our pension benefit obligation as a result of the transfer of the substitutional portion of our employee pension fund liabilities. The amendment of our pension plan will minimize any adverse effects that our pension plan may have on our shareholders’ equity by reducing our risk exposure to increases in pension benefit obligations arising from a decrease in the discount rate, and because a greater portion of our plan assets consist of assets which are less volatile and less risky. Due mainly to the stock issuance and the transfer of the substitutional portion of our employee pension fund liabilities as well as net income of ¥41.1 billion recorded in the fiscal year ended March 31, 2004, we succeeded in substantially increasing shareholders’ equity to ¥711.5 billion at March 31, 2004, from ¥358.4 billion at March 31, 2003. See Notes 9 and 12 to our consolidated financial statements for a discussion of the transfer of pension liabilities and the issuance of stock, respectively.

          Sharp Reduction in Interest-Bearing Debt. We streamlined current assets, including inventories, made capital expenditures more efficient, and realigned our asset portfolio by concentrating on core businesses, and procured funds through the listing of NEC Electronics Corporation and NEC System Technologies, Ltd. Through lower borrowings and repayments, as of March 31, 2004, we had lowered net interest-bearing debt, which is interest-bearing debt net of cash and cash equivalents, by more than 60% to ¥674.3 billion, from the peak level of ¥2,055.9 billion at March 31, 1999. See Note 19 to our consolidated financial statements.

          Through these and other measures, we have sharply improved our shareholders’ equity ratio to 17.6% and our net debt-equity ratio to 0.95 as of March 31, 2004. The net debt-equity ratio is the ratio of net interest-bearing debt to shareholders’ equity. By executing our medium-term growth strategy, we will continue working to increase shareholders’ equity through earnings growth.

          Improving Profitability

          Concentrating Resources in Core Businesses and Improving Operating Results of Unprofitable Businesses. We have also poured our energy into improving our cost structure.

          We are working to improve profitability by concentrating our resources in core businesses where they can leverage competitive advantages. We have also focused efforts on implementing structural reforms aimed at improving the profitability of underperforming operations. We have taken various initiatives to improve the profitability of non-core businesses, while implementing measures such as obtaining capital from third parties and selling businesses. As a result of these structural reforms, we expect our unprofitable businesses to begin contributing to our earnings.

          More specifically, we reduced personnel, decreased the number of products developed in-house, and realigned our overseas subsidiaries and took other actions with respect to our fixed-line communication systems business. In our personal computer business, we consolidated our previously widely dispersed network of development and production facilities, provided high-value-added products and concentrated on providing solutions. Supply chain management was also tightened to respond flexibly to changes in market conditions. In the color LCD business, we improved profitability by decreasing the production of unprofitable products and established a joint venture company, with SVA (Group) Co., Ltd. This joint venture represents a new business model based on generating royalty income through licensed technologies.

          Meanwhile, we have agreed to sell our plasma display business to Pioneer Corporation as of September 30, 2004. Further, we completed the transfer of the DRAM operation to Elpida Memory, Inc., a joint venture with Hitachi, Ltd., finalizing the process of separating this business. Elpida Memory is implementing measures to build a profitable operating framework, such as focusing on high-value-added products and independently procuring funds from third parties to ramp up production capacity.

          Cost Structure Improvements. We have made efforts to improve profitability by concentrating our resources on core businesses and structurally reforming unprofitable businesses. As a result, we achieved earnings growth in line with the increase in net sales. On the other hand, cutting cost in response to factors affecting earnings, such as declines in sales price levels and changes in the product mix, emerged as an important theme.

          Our business environment is being transformed by factors that include progress in open-architecture hardware such as servers, intensified price competition, sophisticated functions built into mobile handsets and the construction of leading-edge information systems that combine IT and network technology. In this climate, we believe that our ability to adapt to new competitive realities as early as possible will have a significant bearing on our competitiveness. Guided by this thinking, our senior management has commenced a sweeping review of our entire value chain, which calls for measures to further reduce costs at each stage of our operations from development to production and sales.

          These cost-cutting measures, especially measures to lower overall material costs and production innovation initiatives, have achieved results. Measures to lower overall material costs have been implemented throughout the company, including such actions as expanding procurement from China and other overseas locations, carrying out development premised on the use of inexpensive materials, reducing the number of suppliers, and standardizing components. Production innovation initiatives at hardware plants have seen the introduction of just-in-time production system in pursuit of greater efficiency exceeding China’s cost-competitive labor force.

          Furthermore, we are actively reforming our development process to reduce costs. These reforms aim to speed the development process and generate first-mover earnings in not only hardware but also software, SI and other fields. Process reforms are being implemented throughout the company, including measures to involve senior management in the overall evaluation of projects and formulation of countermeasures to various issues and to improve the productivity of the development activities by standardizing processes.

          Stock Issuances and Shift to Growth Strategy

          We have significantly improved our balance sheet and have taken steps to realign unprofitable businesses, putting in place the right conditions to fully concentrate on growing our core businesses.

          In December 2003, we issued 250,000,000 shares of our common stock in an offering both in Japan and overseas. In connection with the issuance of these shares, we issued 23,000,000 additional shares of common stock to a third party in January 2004. The issue price for each issuance was ¥681.96 per share and the total offering proceeds were ¥185.4 billion after deducting expenses and taxes related to the issuances. These funds will be used for capital expenditures and investments in order to implement our growth strategy, which will leverage our ability to provide a combination of IT and network technology solutions, and for the repayment of the interest-bearing debt such as short-term borrowings in order to build a strong financial condition resilient to changes in the market.

          In the medium-term, we will run our businesses with the goal of improving profitability in each segment, and achieving a return on equity ratio, which is calculated by dividing net income by shareholders’ equity, of 15% and a debt-equity ratio, which is the ratio of interest-bearing debt to shareholders’ equity, of 1.0. To accomplish this goal, we will work to generate steady earnings and growth, centered on the domestic market, and move into overseas markets in areas where we already have a proven competitive edge in Japan to capture new opportunities for growth.

          Critical Accounting Policies and Estimates

          In “Item 5. Operating and Financial Review and Prospects,” we discuss our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimated results.

          Management believes that the estimates and assumptions used in applying the following critical accounting polices affect our consolidated financial statements significantly.

          Marketable Securities

          We classify our marketable equity securities and debt securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in the value of the marketable security is deemed to be other-than-temporary, we recognize an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, we evaluate market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. In the fiscal year ended March 31, 2003, we recognized an impairment loss of ¥27.5 billion mainly due to a decrease in stock prices. In the fiscal year ended March 31, 2004, impairment losses did not have any material effect due to an increase in stock prices. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

          As of March 31, 2003, gross unrealized losses in marketable equity securities and debt securities were ¥18.7 billion. However, as of March 31, 2004, there were no material gross unrealized losses as stock prices improved. These unrealized losses are not included in the results of our operations because their decline in value was deemed to be temporary as a result of the above evaluation.

          Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are owned could result in losses or an inability to recover the cost of the marketable securities, thereby possibly requiring an impairment charge in the future.

          Pension and Severance Plans

          We recognized costs and liabilities of pension and severance plans that are developed from actuarial valuations. Changes in those costs and liabilities may occur in the future due to changes in assumptions or in the number of employees covered. Inherent in these valuations are key assumptions including the expected long-term rate of return on plan assets and the discount rate.

          The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast, taking into consideration the asset allocation policy. A 50-basis point decrease in the expected long-term rate of return on plan assets would have increased our pension costs by approximately ¥3.6 billion for the fiscal year ended March 31, 2004. NEC assumed that the expected long-term rate of return on its plan assets was 4.0% in the fiscal years ended March 31, 2003 and 2004. NEC has determined to change expected long-term rate of return on plan assets to 2.5% for calculation of net pension and severance cost for the year ending March 31, 2005.

          To determine the discount rate, we consider current market conditions. To reflect declining current market interest rates, we reduced the discount rate from 3.0% to 2.5% as of March 31, 2004. On a pretax basis, this change resulted in increasing unrecognized actuarial losses and the minimum pension liability adjustment by approximately ¥70.8 billion and ¥67.6 billion, respectively. The unrecognized actuarial loss is being recognized on a straight-line basis over 16 years.

          Deferred Taxes

          We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, both of which will reduce taxable income in the future.

          When there is uncertainty regarding realization of deferred tax assets, a valuation allowance is recognized to reduce our deferred tax assets to an amount that is more likely than not to be realized. In determining whether a valuation allowance is required, we consider:

•	Future earnings potential determined based upon internal forecasts;

•	Cumulative pretax income excluding special charges during the previous three years;

•	Tax planning strategies that are available;

•	The extended period of the realization of temporary differences resulting from accrued pension and severance costs, investments in subsidiaries, and other factors; and

•	The history of no significant loss carryforwards expiring in the past.

          We believe that we will be able to realize deferred tax assets through future income without additional tax planning. This conclusion is based on not only our estimated future earnings potential, but also on our history of no significant loss carryforwards expiring in the past as well as improved operating results in the fiscal year ended March 31, 2004.

          A significant portion of the deferred tax assets are related to the accrued pension and severance costs and investments. Temporary differences for accrued pension and severance costs will be realized as they are funded or paid although there may be an extended period of realization. In addition, the transfer of substitutional portion of employee pension plans (see Note 9 to our consolidated financial statements) decreased the unfunded obligation and the related deferred tax assets. Deferred tax assets related to investments will generally be realized by restructurings such as sale or liquidation of the investment.

          In the event that market conditions or results of operations improve significantly and we determine that realization of deferred tax assets in the future in excess of the net recorded amount is more likely than not, an adjustment to the deferred tax assets would increase income in the period in which such determination is made. Likewise, in the event of a deterioration in market conditions or results of operations, in which we were to determine that there is additional uncertainty regarding realization of all or part of our net deferred tax assets, an adjustment to the deferred tax assets would decrease our income in the period such determination was made.

          Impairment of Long-Lived Assets

          Long-lived assets to be held and used, including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets. In determining the fair value of the respective assets, we must make estimates and assumptions regarding estimated future cash flows and other factors. If these estimates or assumptions change in the future, we may be required to record impairment charges.

          Goodwill and Other Intangible Assets

          We adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 prohibits the amortization of goodwill and indefinite lived intangible assets and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. Additionally, SFAS No. 142 prohibits the amortization of goodwill included in the carrying value of investments in affiliated companies accounted for by the equity method.

          We perform an annual impairment test in the fourth quarter of each fiscal year, or more often if events or circumstances indicate that assets might be impaired.

          We performed an annual impairment test of goodwill in the fourth quarter of the fiscal year ended March 31, 2004, and recognized an impairment of ¥23.0 billion on goodwill related to the IT Solutions business (see Note 6 to our consolidated financial statements). In performing impairment tests based on a discounted future cash flow approach, we must make estimates and assumptions regarding estimated future cash flows and other factors. Although there are inherent uncertainties, estimates and assumptions are consistent with our internal planning. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge.

          We review the carrying amount of intangible assets with finite lives for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

          Effect of New Accounting Standard

          We adopted the provisions of the Financial Accounting Standards Board Interpretation No. 46 as revised, or Interpretation No. 46, “Consolidation of Variable Interest Entities” as of March 31, 2004. Interpretation No. 46 requires the consolidation of variable interest entities in which we absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity.

          As a result of adopting Interpretation No. 46, we deconsolidated NEC Business Trust because we have no variable interest in it. Accordingly, NEC Trust Originated Preferred Securities were no longer reflected on the consolidated balance sheet and instead the Subordinated Debentures issued to NEC Business Trust were recorded in current portion of long-term debt on our consolidated balance sheets. We redeemed these subordinated bonds in June 2004 (see Notes 2, 11 and 24 to our consolidated financial statements).

          Results of Operations

          The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2002, 2003, and 2004:

	Year ended March 31,
	2002	2003	2004
	(Billions of yen)
Net sales	¥5,101.0	¥4,695.0	¥4,906.8
Cost of sales	3,919.3	3,453.0	3,623.0
Selling, general, and administrative expenses	1,237.2	1,121.1	1,109.3
Income (loss) before income taxes	(461.2)	61.5	160.5
Income (loss) before cumulative effect of accounting change	(309.4)	(24.6)	41.1
Net income (loss)	(312.0)	(24.6)	41.1

          Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

          For the fiscal year ended March 31, 2004, our consolidated net sales increased by 5% year-on-year to ¥4,906.8 billion. Income before income taxes increased by ¥99.1 billion year-on-year to ¥160.5 billion, mainly due to sales growth and improved profitability through our restructuring efforts in the prior fiscal year, as well as a decrease in restructuring charges, gain due to stock issuances by subsidiaries, including NEC Electronics Corporation, and gains on the sales of operating facilities through the realignment of our operating organizations. We returned to profitability in the fiscal year ended March 31, 2004, posting net income of ¥41.1 billion, compared to a net loss of ¥24.6 billion in the prior fiscal year.

          Net Sales. In the fiscal year ended March 31, 2004, our net sales increased 5%, or ¥211.8 billion, to ¥4,906.8 billion as compared with the previous fiscal year. This reflects an increase in sales of mobile handsets, optical disc drives, and semiconductors mainly for use in mobile handsets and digital consumer electronics.

          By geographical location of customers, net sales to Japanese customers increased 2% to ¥3,730.8 billion. This increase was mainly attributable to an increase in the sales of semiconductors for use in mobile handsets and digital consumer electronics. However, it was partially offset by business realignment measures implemented in the prior fiscal year in connection with our printed circuit board and car electronics businesses. Overseas sales increased by 12% to ¥1,176.0 billion, mainly due to the full-fledged start of shipments of mobile handsets mainly to European markets and the growth in the sales of optical disc drives.

          Sales denominated in foreign currencies in the fiscal year ended March 31, 2004, principally, the U.S. dollar and Euro, were ¥1,092.2 billion, a 10% increase compared with the previous fiscal year. Consequently, foreign currency denominated sales represented 22% of net sales. Fluctuations in exchange rates had a negligible effect on earnings, due to a variety of hedging measures to reduce exchange rate risks such as forward exchange contracts and balancing foreign-currency denominated sales and procurement.

          Interest, Gain on Securities Sold, Dividends, and Other (Other Income). Other income in the fiscal year ended March 31, 2004 was ¥96.5 billion, a decrease of ¥35.0 billion from ¥131.5 billion in the previous fiscal year. We have been improving our balance sheet by realigning our asset portfolio to improve our financial strength through the sale of securities of diminished significance and sales of property, plant and equipment accompanying the realignment of our operating facilities. Consequently, in the fiscal year ended March 31, 2004, we recorded gains on the sale of investments in securities of ¥27.7 billion and gains on the sale of property, plant and equipment of ¥25.9 billion, compared with ¥68.6 billion and ¥9.3 billion in the previous fiscal year, respectively.

          Gains due to Stock Issuances by Subsidiaries. In the fiscal year ended March 31, 2004, we recorded a gain of ¥53.8 billion due to stock issuances by subsidiaries, an increase of ¥31.7 billion compared to ¥22.1 billion in the previous fiscal year. In the fiscal year ended March 31, 2003, we recorded gains of ¥20.8 billion on the initial public offering of NEC Fielding, Ltd., a consolidated subsidiary. In the fiscal year ended March 31, 2004, the increase in gain due to stock issuances by subsidiaries primarily reflected the initial public offerings by our consolidated subsidiaries, NEC Electronics Corporation and NEC System Technologies, Ltd. See Note 19 to our consolidated financial statements.

          Subsidy Related to Transfer of Substitutional Portion of Employee Pension Fund Liabilities, Net of Settlement Loss of ¥138,063 Million. In September 2002, NEC and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or the substitutional portion, of its contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government on December 1, 2003 and January 1, 2004, with the transfer to the Japanese government of certain assets of the pension plans on February 16, 2004 and March 15, 2004, NEC and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion. We accounted for the elimination of future benefits and relief from past obligations resulting from the transfer of assets as in a single settlement transaction and recognized a net gain of ¥8.2 billion. See Note 9 to our consolidated financial statements.

          Cost of Sales. Cost of sales in the fiscal year ended March 31, 2004 increased by ¥170.0 billion to ¥3,623.0 billion as compared with the previous fiscal year. As a percentage of net sales, cost of sales increased 0.3 percentage points to 73.8%. This increase, which partially offset measures to reduce our costs, was mainly attributable to investments in new technologies, including digital terrestrial broadcasting systems and JAVA-based application projects, and investments intended to capture new customers and markets in connection with our IT Solutions business.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses in the fiscal year ended March 31, 2004 decreased by ¥11.8 billion year-on-year to ¥1,109.3 billion. As a percentage of net sales, selling, general and administrative expenses decreased 1.3 percentage points to 22.6%. This decrease was mainly attributable to measures to improve efficiency, such as limiting research and development expenses to key themes, and to reduce operating costs.

          Research and development expenses decreased by 13% year on year to ¥256.7 billion, representing 5.2% of net sales. This decrease was mainly reflects measures to decrease the number of research themes and other steps to more efficiently utilize research and development expenses. See “ — Research and Development, Patents and Licenses, etc.”

          Impairment of Goodwill. We performed the annual impairment test of goodwill in the fourth quarter of the year ended March 31, 2004. Due to intense competition in the European personal computer market, the forecast for the IT Solutions business in Europe was revised downward. Primarily as a result of the revised forecast, we recognized an impairment of ¥23.0 billion in the IT Solutions business. The fair value of that reporting unit was estimated using estimated discounted net future cash flows.

          Other Expenses. Other expenses in the fiscal year ended March 31, 2004 decreased by ¥60.8 billion to ¥121.9 billion. This decrease mainly reflected a decrease of ¥38.2 billion in business restructuring charges. This mainly included charges for workforce reductions and disposal of facilities. Another factor was a decrease of ¥21.7 billion in the loss on sale or impairment of marketable securities and other investments. See Note 20 to our consolidated financial statements.

          Income before Income Taxes. We recorded income before income taxes in the fiscal year ended March 31, 2004 of ¥160.5 billion, an increase of ¥99.1 billion as compared with the previous fiscal year. This increase was mainly due to a sharp improvement in profitability occasioned by increasing sales of mobile handsets and the shift to high-value-added products in the semiconductor field, and the benefits of structural reforms for the purpose of cost reductions. Another contributing factor was a decrease of ¥38.2 billion in business restructuring expenses, as the structural reforms that we planned for some of our unprofitable businesses neared completion. See Note 20 to our consolidated financial statements.

          Equity in Earnings (Losses) of Affiliated Companies. We recorded equity in losses of affiliated companies in the fiscal year ended March 31, 2004 of ¥17.8 billion, an improvement of ¥2.7 billion. This was mainly attributable to higher net incomes or lower net losses of affiliated companies involved in manufacturing electronics, information network and measuring equipment.

          Provision (Benefit) for Income Tax. At March 31, 2004, we had deferred tax assets of ¥552.6 billion net of valuation allowance of ¥30.9 billion and deferred tax liabilities of ¥130.9 billion. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include the utilization of operating loss carryforwards, and the non-deductibility of certain expenses. See Note 10 to our consolidated financial statements for a more detailed explanation.

          In Japan, consolidated tax returns were not permitted until the fiscal year ended March 31, 2002. Accordingly, NEC and its domestic subsidiaries have filed separate tax returns. For the fiscal year ended March 31, 2003, we were permitted to file and filed a consolidated tax return in Japan. Japanese income tax regulations permit the carryforwards of tax losses in a Japanese entity as an offset against its taxable income during the subsequent seven years. Operating loss carryforwards expire at the end of the seven-year period.

          Our valuation allowance of ¥30.9 billion at March 31, 2004 reflected (i) ¥7.2 billion for deferred tax assets arising from loss carryforwards of certain consolidated subsidiaries and (ii) ¥23.7 billion mainly for deferred tax assets arising from tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2004, our operating loss carryforwards of ¥191.8 billion reflected (i) ¥110.0 billion related to foreign subsidiaries for which deferred tax assets of ¥36.9 billion and valuation allowance of ¥4.0 billion were recorded and (ii) ¥81.9 billion related to domestic companies for which deferred tax assets of ¥46.8 billion and valuation allowance of ¥3.2 billion were recorded. In determining the amount of valuation allowance, we consider all available evidence. See “ — Critical Accounting Policies and Estimates.”

          Net Income. Due to the previously mentioned sharp improvement in income before income taxes, we recorded net income of ¥41.1 billion, turning around the previous fiscal year’s net loss of ¥24.6 billion. Net income per share was ¥23.67.

          Comprehensive Income (Loss). We recorded comprehensive income in the fiscal year ended March 31, 2004 of ¥177.7 billion. This reflected the recording of other comprehensive income of ¥136.6 billion as well as a turnaround in net income. We booked a gain of ¥116.1 billion from the minimum pension liability adjustment, due mainly to a reduction in pension liabilities from the transfer of substitutional portion of employee pension fund liabilities, despite the adverse effect of a reduction in the discount rate for calculating pension benefit obligations. We recorded an unrealized gain of ¥38.3 billion on marketable securities due to improving market conditions.

          Segment Analysis

          The following table sets forth sales and profit by segment for the fiscal years ended March 31, 2003 and 2004:

	Year ended March 31,
	2003	2004
	(Billions of yen)
Sales:
IT Solutions business	¥2,082.6	¥2,098.9
Network Solutions business	1,576.3	1,775.7
Electron Devices business	936.7	932.2
Others	661.7	679.9
Eliminations	(579.8)	(579.9)
Electronics business total	4,677.5	4,906.8
Leasing business	38.2	—
Eliminations	(20.7)	—

Net sales	4,695.0	4,906.8

Segment Profit (Loss):
IT Solutions business	105.8	91.8
Network Solutions business	34.3	67.9
Electron Devices business	(2.3)	54.3
Others	14.8	10.7
Eliminations	0.2	(1.6)
Unallocated corporate expenses	(38.5)	(40.4)

Electronics business total	114.3	182.7
Leasing business	8.2	—
Eliminations	(1.6)	—

Aggregate segment profit (loss)	120.9	182.7
Income (loss) before income taxes	61.5	160.5
Income (loss) before cumulative effect of accounting change	(24.6)	41.1
Net income (loss)	(24.6)	41.1

          Our electronics business is composed of the IT Solutions business, the Network Solutions business and the Electron Devices business. Effective from the fiscal year ended March 31, 2004, the leasing business was excluded from our business segments following the conversion of NEC Leasing, Ltd. into an affiliated company accounted for by the equity method, resulting from the sale of a portion of our ownership interest in this company in March 2003.

          Our electronics business recorded sales of ¥4,906.8 billion in the fiscal year ended March 31, 2004, an increase of ¥229.3 billion, or 5%, from the previous fiscal year. Total segment profit for the electronics business in the fiscal year ended March 31, 2004 was ¥182.7 billion, an increase of ¥68.4 billion from the previous fiscal year.

          Operating results of each segment in the electronics business are presented below. Sales and segment profit figures for each segment include inter-segment transactions. See Note 23 to our consolidated financial statements.

          IT Solutions Business

          Sales. The IT Solutions business recorded sales in the fiscal year ended March 31, 2004 of ¥2,098.9 billion, an increase of 1% year-on-year. Despite continuing lackluster demand for IT investment in the domestic market, sales of systems integration increased, mainly due to steady demand from the public sector and steady growth in businesses targeting private-sector demand. On the other hand, sales of software decreased, partly reflecting the absence of the previous fiscal year’s large volume orders. In the field of computer platforms, such as servers, sales increased due to expanded sales volume of optical disc drives.

          Segment Profit. Segment profit in the fiscal year ended March 31, 2004 was ¥91.8 billion, a decrease of ¥14.0 billion as compared with the previous fiscal year. Segment profit as a percentage of sales, decreased from 5.1% to 4.4%. Despite a sharp improvement in the profitability of personal computers due to the results of structural reforms implemented to date, profitability in the SI field decreased mainly on account of investments in new technologies, including digital terrestrial broadcasting systems and JAVA-based application projects, and investments intended to develop new markets and customers.

          Network Solutions Business

          Sales. Sales in the Network Solutions business in the fiscal year ended March 31, 2004 increased 13% year-on-year to ¥1,775.7 billion, mainly due to strong sales of mobile handsets. Sales in the fixed-line communications systems field decreased due to the downsizing of unprofitable overseas businesses, partially offset by steady demand for investments in IP-based networks in the domestic enterprises market. Mobile handset sales increased, mainly due to higher domestic mobile handset shipments and the full-fledged commencement of mobile handset shipments to overseas markets mainly in Europe.

          Segment Profit. Segment profit in the fiscal year ended March 31, 2004 improved by ¥33.6 billion to ¥67.9 billion. This improvement mainly reflected an increase in shipments in mobile handsets and improved profitability, particularly in the fixed-line communications systems field, as a result of structural reforms.

          Electron Devices Business

          Sales. Sales in the Electron Devices business in the fiscal year ended March 31, 2004 were ¥932.2 billion, almost unchanged from the fiscal year ended March 31, 2003. In the semiconductor field, sales of semiconductors increased as a whole reflecting brisk sales of semiconductors mainly for use in digital consumer electronics and mobile handsets, despite the decrease in sales due to the transfer of DRAM production to Elpida Memory, which is an affiliated company accounted for by the equity method. In the display field, sales increased due to rapid growth in the plasma display market, despite the downsizing of the production of unprofitable color LCD products. Sales of electronic components and others decreased due to business restructuring measures implemented in the fiscal year ended March 31, 2003 in operations such as the printed circuit board and the car electronics, despite strong sales in the electronic components business.

          Segment Profit (Loss). Segment profit improved by ¥56.6 billion to ¥54.3 billion from the previous year’s loss. This improvement mainly reflected the shift to high-value-added products, improvement in productivity, and reduction in materials costs in the semiconductor field, and improved profitability due to the results of structural reforms in the display field and the electronic components and others field.

          Others

          Sales. The others segment includes the manufacture and sale of semiconductor manufacturing equipment, avionics equipment, and LCD projectors as well as information and network system construction services. Sales in this segment were ¥679.9 billion, an increase of ¥18.2 billion.

          Segment Profit. Segment profit decreased by ¥4.1 billion to ¥10.7 billion.

          Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

          In the fiscal year ended March 31, 2003, our consolidated net sales decreased by 8% year-on-year to ¥4,695.0 billion. Income before income taxes was ¥61.5 billion, a year-on-year improvement of ¥522.7 billion, due mainly to lower fixed expenses and costs resulting from the structural reforms implemented in the previous fiscal year. Despite an improvement of ¥287.5 billion year-on-year, we recorded a net loss of ¥24.6 billion, as a result of equity in losses of affiliated companies and the write-down of deferred tax assets resulting from the enactment of a reduction in business tax.

          Net Sales. In the fiscal year ended March 31, 2003, our net sales decreased by ¥406.0 billion to ¥4,695.0 billion, a decrease of 8% from the previous fiscal year. This decrease was attributable to sales decreases of 6% and 19% at the IT Solutions business and the Network Solutions business, respectively, partially offset by an 11% increase in sales as compared with the previous fiscal year at the Electron Devices business.

          By geographical location of customers, net sales to customers in Japan decreased by 7% to ¥3,644.7 billion as compared with the previous fiscal year. This decrease was mainly attributable to a decline in hardware sales, including servers and personal computers, and lower demand for systems for network service providers. Another factor was a decrease in shipments of mobile handsets, which were extremely strong in the previous fiscal year. These factors were partially offset by higher sales in two areas — systems integration and semiconductors. Overseas sales were down by 12% to ¥1,050.4 billion as compared with the previous fiscal year. This was due to lackluster demand for systems for network service providers in overseas markets similar to Japanese market.

          Sales denominated in foreign currencies in the fiscal year ended March 31, 2003, principally the U.S. dollar, remained largely unchanged at ¥991.3 billion as compared with the previous fiscal year. Consequently, foreign currency denominated sales represented 21% of net sales. Fluctuations in exchange rates had a negligible effect on earnings, due to a variety of hedging measures to reduce exchange rate risks, such as forward exchange contracts and balancing foreign-currency denominated sales and procurement.

          Interest, Gain on Securities Sold, Dividends, and Other (Other Income). Other income was ¥131.5 billion, up ¥27.9 billion from ¥103.6 billion in the previous fiscal year. Since April 2000, we have been realigning businesses by selectively focusing on strategic core businesses. Actions have included the divestiture of non-core businesses and measures designed to raise asset productivity, such as selling securities of diminished significance. Consequently, in the fiscal year ended March 31, 2002, we recorded gains on the sale of securities of ¥32.9 billion and gains on the sale of property, plant, and equipment of ¥12.1 billion. In the fiscal year ended March 31, 2003, we recorded gains on the sale of securities of ¥68.6 billion and gains on the sale of property, plant, and equipment of ¥9.3 billion.

          Gains Due to Stock Issuances by Subsidiaries. In the fiscal year ended March 31, 2002, we recorded a gain of ¥3.1 billion on the initial public offering of NEC Mobiling, Ltd. We also recorded gains of ¥3.7 billion due to stock issuances by other subsidiaries, reflecting an increase in the carrying amount of our investment in these subsidiaries following the issuance of shares. In the fiscal year ended March 31, 2003, we recorded gains of ¥20.8 billion on the initial public offering of NEC Fielding, Ltd., a consolidated subsidiary. We also recorded gains of ¥1.3 billion due to stock issuances by another subsidiary, reflecting an increase in the carrying amount of our investment in this subsidiary following the issuance of its shares. See Note 19 to our consolidated financial statements.

          Cost of Sales. Cost of sales in the fiscal year ended March 31, 2003 fell by ¥466.3 billion to ¥3,453.0 billion as compared with the previous fiscal year. As a percentage of net sales, cost of sales decreased by 3.3 percentage points to 73.5%. This decrease was mainly attributable to measures to reduce materials costs, by reducing the number of suppliers, expanding procurement from suppliers in China and other countries, and reducing fixed expenses, such as personnel expenses.

      Selling, General and Administrative Expenses. Selling, general, and administrative expenses in the fiscal year ended March 31, 2003 decreased by ¥116.1 billion year-on-year to ¥1,121.1 billion. The decrease in selling, general and administrative expenses was mainly due to the decrease in selling expenses, which tracked falling sales, but also reflected measures to trim research and development and other general expenses. As a percentage of net sales, selling, general and administrative expenses decreased by 0.4% to 23.9%.

     Research and development expenses decreased by 11% to ¥296.2 billion as compared with the previous fiscal year, representing 6.3% of net sales. We focused on reducing the range of research and development areas and pursued greater cost efficiencies, while moving to develop next-generation mobile communications systems, leading-edge system LSIs, and quantum computing devices.

     Other Expenses. Other expenses in the fiscal year ended March 31, 2003 decreased by ¥286.6 billion to ¥182.8 billion as compared with the previous fiscal year. In the fiscal year ended March 31, 2002, we incurred restructuring and other unusual charges of ¥370.5 billion, primarily for far-reaching restructuring measures. This included charges mainly for restructuring subsidiaries and disposal of assets and impairment losses on investments in securities. In the fiscal year ended March 31, 2003, we also recorded restructuring and other unusual charges of ¥102.8 billion. This reflected continuing business restructuring measures such as restructuring subsidiaries and the disposal of assets, and falling stock prices, which resulted in impairment losses on investments in securities. See Note 20 to our consolidated financial statements.

     Income (Loss) before Income Taxes. We recorded income before income taxes in the fiscal year ended March 31, 2003 of ¥61.5 billion, an improvement of ¥522.7 billion as compared with the previous fiscal year. This improvement was mainly due to a decrease of ¥145.9 billion in segment loss in our Electron Devices business and a decrease in other expenses reflecting a decrease of ¥267.7 billion in business restructuring and other unusual charges. See Notes 20 and 23 to our consolidated financial statements.

     Equity in Earnings (Losses) of Affiliated Companies. We recorded equity in losses of affiliated companies in the fiscal year ended March 31, 2003 of ¥20.4 billion, generally consistent with the previous fiscal year. This mainly reflected losses recorded by affiliated companies engaged in the semiconductor business.

     Provision (Benefit) for Income Tax. At March 31, 2003, we had deferred tax assets of ¥689.8 billion net of valuation allowance of ¥20.2 billion and deferred tax liabilities of ¥79.0 billion. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include the utilization of operating loss carryforwards and the non-deductibility of certain expenses. See Note 10 to our consolidated financial statements for a more detailed explanation.

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

     Our valuation allowance of ¥20.2 billion at March 31, 2003 reflected (i) ¥11.8 billion for deferred tax assets arising from loss carryforwards of certain consolidated subsidiaries and (ii) ¥8.4 billion mainly for deferred tax assets arising from tax-deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2003, our operating loss carryforwards of ¥320.4 billion reflected (i) ¥124.4 billion related to foreign subsidiaries for which deferred tax assets of ¥43.1 billion and valuation allowance of ¥3.6 billion were recorded and (ii) ¥196.0 billion related to domestic companies for which deferred tax assets of ¥92.7 billion and valuation allowance of ¥8.2 billion were recorded. In determining the amount of valuation allowance, we consider all available evidence. See “ — Critical Accounting Policies and Estimates.”

          Net Income (Loss). Despite the significant improvement in income (loss) before income taxes, we recorded a net loss for the fiscal year ended March 31, 2003 of ¥24.6 billion. Net loss per share was ¥14.85. This was mainly due to equity in losses of affiliated companies resulting from weak operating results and higher income taxes due to the effect of change in statutory tax rate on deferred tax assets resulting from the enactment of a reduction in business tax in Japan.

          Comprehensive Income (Loss). We recorded a comprehensive loss in the fiscal year ended March 31, 2003 of ¥205.5 billion. This reflected the recording of our net loss of ¥ 24.6 billion and other comprehensive losses of ¥181.0 billion. Comprehensive income (loss) is the sum of net income (loss), foreign currency translation adjustments, the minimum pension liability adjustment, unrealized gains (losses) on marketable securities, and unrealized gains (losses) on derivative financial instruments. We incurred a loss of ¥132.2 billion from a minimum pension liability adjustment due to falling investment returns on pension plan assets reflecting slumping stock prices, a reduction in the discount rate for calculating benefit obligations, and losses from marketable securities of ¥45.2 billion, reflecting the realization of the unrealized gains due to the sale of marketable securities and an increase in unrealized losses on marketable securities due to unfavorable market conditions.

          Segment Analysis

          The following table sets forth sales and profit by segment for the fiscal years ended March 31, 2002 and 2003:

	Year ended March 31,
	2002	2003
	(Billions of yen)
Sales:
IT Solutions business	¥2,209.1	¥2,082.6
Network Solutions business	1,957.2	1,576.3
Electron Devices business	842.9	936.7
Others	634.8	661.7
Eliminations	(589.2)	(579.8)
Electronics business total	5,054.8	4,677.5
Leasing business	71.8	38.2
Eliminations	(25.6)	(20.7)

Net sales	5,101.0	4,695.0

Segment Profit (Loss) :
IT Solutions business	75.4	105.8
Network Solutions business	53.4	34.3
Electron Devices business	(148.2)	(2.3)
Others	3.0	14.8
Eliminations	(3.3)	0.2
Unallocated corporate expenses	(39.7)	(38.5)

Electronics business total	(59.4)	114.3
Leasing business	6.3	8.2
Eliminations	(2.4)	(1.6)

Aggregate segment profit (loss)	(55.5)	120.9
Income (loss) before income taxes	(461.2)	61.5
Income (loss) before cumulative effect of accounting change	(309.4)	(24.6)
Net income (loss)	(312.0)	(24.6)

          By business category, our electronics business, which consists of the IT Solutions business, the Network Solutions business, and the Electron Devices business, recorded sales of ¥4,677.5 billion in the fiscal year ended March 31, 2003, a decrease of ¥377.3 billion or 7%, from the previous fiscal year. Total segment profit (segment sales less cost of sales and selling, general and administrative expenses allocable to the segment) for the electronics business in the fiscal year ended March 31, 2003 was ¥114.3 billion, reversing the previous fiscal year’s segment loss by ¥173.8 billion. The leasing business recorded sales of ¥38.2 billion, a decrease of ¥33.5 billion, or 47% from the previous fiscal year. Segment profit for leasing business was ¥8.2 billion, almost unchanged from the fiscal year ended March 31, 2002.

          Sales and segment profit figures by operating segment for the electronics business are presented below. Sales and segment profit figures for each segment include inter-segment transactions. See Note 23 to our consolidated financial statements.

          IT Solutions Business

          Sales. The IT Solutions business recorded sales in the fiscal year ended March 31, 2003 of ¥2,082.6 billion, a decrease of 6% from the previous fiscal year. This decrease was mainly attributable to lower hardware sales in the absence of the previous fiscal year’s large orders for servers and computers. Another factor was lower sales of personal computers due to the persistently weak personal computer market for personal use and intensifying price competition in the personal computer market for corporate customers. However, sales of software and services were lifted by steady sales of systems integration in the public, manufacturing, and telecommunications sectors and by higher sales of value-added services offered by BIGLOBE.

          Segment Profit. Segment profit in the fiscal year ended March 31, 2003 increased by ¥30.4 billion to ¥105.8 billion as compared with the previous fiscal year. Segment profit as a percentage of sales increased from 3.4% in the fiscal year ended March 31, 2002 to 5.1%. Software and services recorded higher profit margins due to higher productivity in systems integration and a strategic and selective focus on software development. Hardware profitability also improved due to structural reforms of the personal products related business.

          Network Solutions Business

          Sales. Sales in the Network Solutions business in the fiscal year ended March 31, 2003 decreased by 19% year-on-year to ¥1,576.3 billion. Network infrastructure sales declined due to continuing lackluster demand in the global telecommunications market. Mobile handsets sales also decreased following exceptionally strong domestic mobile handset shipments in the first half of the fiscal year ended March 31, 2002. The sales of digital terrestrial broadcasting systems were strong in Japan.

          Segment Profit. Segment profit for the fiscal year ended March 31, 2003 declined by ¥19.2 billion to ¥34.3 billion as compared with the previous fiscal year. Despite a difficult operating environment, illustrated by a sales decrease of 19%, the Network Solutions business remained profitable due in large part to the benefits of structural reforms initiated in the fiscal year ended March 31, 2002, which reduced fixed expenses and other costs.

          Electron Devices Business

          Sales. Sales in the Electron Devices business in the fiscal year ended March 31, 2003 increased by 11% to ¥936.7 billion as compared with the previous fiscal year. Sales of semiconductors for use in consumer electronics products such as DVD players and digital cameras, mobile handsets, and automobiles were strong. In the display area, plasma display sales increased. The downsizing of our business in general-purpose LCDs for personal computers, as a result of our shift to high-value-added LCDs used in industrial applications, had a negative effect on sales. Consequently, overall sales of displays decreased. Sales of electronic components increased due mainly to the consolidation of a subsidiary following the integration of our electronic components businesses as part of group realignment and other factors.

          Segment Profit (Loss). Segment loss for the fiscal year ended March 31, 2003 was ¥2.3 billion, representing a ¥145.9 billion improvement from the previous fiscal year. This improvement mainly reflected the benefits of a reduction of our fixed expenses as part of the structural reforms implemented in the fiscal year ended March 31, 2002. Actions included eliminating unprofitable products and shifting to high-value-added products. The growth in sales for semiconductors and plasma displays also contributed to the improvement of profits.

          Others

          Sales. The others segment includes the manufacture and sale of semiconductor manufacturing equipment, avionics equipment, LCD projectors, and information and network system construction services. Sales in this segment were ¥661.7 billion, approximately the same level as the previous fiscal year.

          Segment Profit. Segment profit increased by ¥11.9 billion to ¥14.8 billion, mainly due to higher sales of avionics equipment and to improved profitability in information and network system construction services.

     B. Liquidity and Capital Resources.

          Basic Liquidity Management Policy

          Our liquidity management policy is to maintain a level of the sum of cash and cash equivalents and committed credit facilities with financial institutions, equivalent to approximately two months of net sales. Cash and cash equivalents, together with committed credit facilities established with financial institutions were ¥956.8 billion at the end of the fiscal year ended March 31, 2004. This is equivalent to roughly 2.3 times average monthly sales in the fiscal year ended March 31, 2004. This level mainly reflected our policy of retaining an adequate supply of cash and cash equivalents to cope with any rapidly arising capital-expenditures needs in the semiconductor business, and committed credit facilities totaling ¥460.0 billion.

          Capital Resources

          We maintain credit facilities that we believe are sufficient to meet our short and long-term funding needs.

          In regard to short-term financing, we rely primarily on commercial paper, or CP, in Japan to provide short-term financing for operating purposes. We have a ¥500.0 billion CP program. To prepare for unexpected short-term funding needs or instability in fund procurement through the issue of CP, we maintain the previously mentioned committed credit facilities of ¥460.0 billion to ensure that funds may be borrowed from financial institutions at all times. Of this amount, ¥100.0 billion represents a three-year long-term committed credit facility established in the fiscal year ended March 31, 2003 to ensure stable liquidity over the long term. This long-term committed credit facility contains a clause providing for the revocation of the facility in the event that our long-term credit rating from Rating and Investment Information, Inc. is downgraded by 5 notches, from A at present to BB+ or lower.

          In regard to long-term financing, we have a ¥300.0 billion straight bond issuance program in Japan. In addition, NEC and its UK finance subsidiary jointly have a $2,000 million medium-term note program to flexibly meet medium- and long-term funding needs worldwide.

          In the fiscal year ended March 31, 2004, NEC increased its capital by ¥185.4 billion from its stock issuances at fair value. These funds will be used for investments related to future growth strategies and to reduce interest-bearing debt to improve our financial condition.

          Our basic policy regarding the structure of liabilities on the balance sheets is to maintain a balanced mix of fund procurement from debt and capital market instruments, with an emphasis on securing adequate long-term funds, from the standpoint of satisfying funding requirements in a stable manner.

	As of March 31,
	2003	2004
Long-term fund procurement[1]	67%	69%
Use of capital market instruments[2]	60%	70%

1. Long-term fund procurement is calculated by dividing the sum of the aggregate outstanding amounts of our bonds and long-term debt by the aggregate outstanding amount of our interest-bearing debt, which is the sum of the aggregate outstanding amounts of our short-term debt, the current portion of long-term debt, and long-term debt.

2. Use of capital market instruments is calculated by dividing the aggregate outstanding amount of our bonds by the aggregate outstanding amount of our interest-bearing debt.

          As of March 31, 2004, long-term fund procurement accounted for 69% of the total funds procured by us, which was mostly unchanged from a year earlier.

          As of March 31, 2004, use of capital market instruments accounted for 70% of our total funding, up 10 percentage points from a year ago. This reflected a sharp decrease in the percentage of debt financing, as we repaid approximately ¥240.0 billion in interest-bearing debt. Although we redeemed ¥171.6 billion in bonds and convertible bonds, we recorded ¥100.0 billion in subordinated bonds issued by NEC to NEC Business Trust as a liability on our balance sheets as a result of the deconsolidation of NEC Business Trust. This had only a temporary effect on the use of capital market instruments because we redeemed these subordinated bonds in June 2004. See Note 11 to consolidated financial statements.

          In May 2004, NEC Electronics Corporation issued convertible bonds in the aggregate principle amount of ¥110.0 billion including ¥10.0 billion pursuant to an over-allotment option, at an offer price of 102.5%. The bonds were issued in ¥10 million denominations and have a conversion period beginning on June 10, 2004 and ending on May 24, 2011. The initial conversion price will be ¥9,860 per share of NEC Electronics’ common stock subject to adjustment in certain events such as stock splits and reverse splits.

          Our cash and cash equivalents are primarily denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar and the Euro.

          Our short-term borrowings consist of loans principally from banks and insurance companies with average interest rate of 1.20%. Our long-term debt generally consists of secured or unsecured term loans from banks and insurance companies, bearing interest at floating rates, as well as fixed rate-notes and convertible debentures which we have issued with original maturities of three to twenty years. There are no restrictions on the use of any borrowings.

          Ratings

          As of March 31, 2004, our short-term credit rating was a-1 (Rating and Investment Information), P-2 (Moody’s Investors Service) and A-2 (Standard and Poor’s) and our long-term credit ratings were A (Rating and Investment Information), Baa2 (Moody’s Investors Service) and BBB (Standard and Poor’s). In February 2004, our short-term and long-term credit ratings from Standard and Poor’s were raised from A-3 to A-2 and from BBB- to BBB, respectively.

          Cash Management

          We centralize the management of funds worldwide through the use of cash management systems, or CMS, in Japan and overseas. These systems facilitate the efficient use of funds and reduction of interest-bearing debt.

          In Japan, NEC centrally manages funding shortfalls and surpluses at major domestic consolidated subsidiaries using a CMS and is responsible for carrying out fund raising activities. Overseas, several finance subsidiaries, each covering a specific geographic region, operate separate CMSs, managing cash at consolidated subsidiaries in a similar manner as in Japan. Cash surpluses at overseas financial subsidiaries are centralized at NEC which coordinates its allocation on a global scale.

          NEC Electronics and its consolidated subsidiaries separately operate its own CMS, to efficiently use funds throughout the group in Japan and overseas.

          Assets, Liabilities, and Shareholders’ Equity

     Total assets at the end of the fiscal year ended March 31, 2004 were ¥4,044.3 billion, a decrease of ¥59.0 billion from the previous fiscal year. This mainly reflected improved operating cash flows, and an increase in cash and cash equivalents primarily due to the stock issuance of NEC and its subsidiaries. Other factors included a decrease in long-term deferred tax assets, which is included in other assets, accompanying the transfer of the substitutional portion of employee pension fund liabilities.

          Our current assets at the end of the fiscal year ended March 31, 2004 were ¥2,129.8 billion, an increase of ¥209.7 billion compared with the previous fiscal year. Due to improvement of operating cash flows, the stock issuance by NEC, the sale of securities by subsidiaries, and other factors, cash and cash equivalents increased by ¥152.4 billion to ¥496.8 billion as compared with the end of the previous fiscal year. Notes and accounts receivable, trade net of allowance for doubtful notes and accounts remained mostly the same at ¥840.7 billion as compared with the end of the previous fiscal year due to a slight increase in fourth quarter sales as compared with corresponding period of the previous fiscal year. Inventories were also mostly held to ¥570.0 billion, roughly the same level as a year earlier, due to production innovation measures to improve efficiency, despite increases in preparation for shipments in the current fiscal year.

          Property, plant and equipment was ¥770.2 billion, a decrease of ¥68.1 billion as compared with the end of the previous fiscal year. The main reason for the decrease was the sale of certain operating facilities in line with measures to strengthen our research and development structure, and the conversion of Japan Aviation Electronics Industry, Ltd. and its subsidiaries into affiliated companies accounted for by the equity method.

          Other assets were ¥693.0 billion, an increase of ¥185.8 billion as compared with the end of the previous fiscal year. The main reason was a decrease in deferred tax assets in line with the transfer of the substitutional portion of employee pension fund liabilities.

          Current and long-term liabilities as of the end of the fiscal year ended March 31, 2004 decreased by ¥399.9 billion to ¥3,111.5 billion as compared with the end of the previous fiscal year. Of this amount, interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt and long-term debt, decreased by ¥316.1 to ¥1,171.0 billion as compared with the end of the previous fiscal year. This reflected our efforts to reduce interest-bearing debt from the standpoint of improving its financial strength.

          Accrued pension and severance costs decreased by ¥180.7 billion to ¥524.9 billion as compared with the end of the previous fiscal year. This was mainly due to a decrease in pension benefit obligations accompanying the transfer of substitutional portion of employee pension fund liabilities.

          As of March 31, 2004, our shareholders’ equity had increased ¥353.0 billion to ¥711.5 billion as compared with the end of the previous fiscal year. This was mainly due to an increase of ¥185.4 billion through stock issuances by NEC conducted in the fiscal year ended March 31, 2004, along with an improvement of ¥136.6 billion in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) is the sum of foreign currency translation adjustments, the minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The improvement in accumulated other comprehensive income (loss) was mainly due to an improvement of ¥116.1 billion in the minimum pension liability adjustment as compared with the end of the previous fiscal year, due to a decrease in pension benefit obligations following the transfer of the substitutional portion of employee pension fund liabilities. As a result, our shareholders’ equity ratio at the end of the fiscal year ended March 31, 2004 improved to 17.6% from 8.7% as compared with the end of the previous fiscal year.

          In our opinion, we believe that our working capital is sufficient for our present requirements.

          As of March 31, 2004, we had notes and accounts receivable, trade of ¥865.9 billion and notes and accounts payable, trade of ¥ 930.5 billion. In the fiscal year ended March 31, 2004, our receivables collection period, which is calculated by dividing notes and accounts receivables, trade by net sales per day, was 64.0 days and our payables deferral period, which is calculated by dividing notes and accounts payable, trade by cost of sales per day, was 90.9 days. In order to diversify our sources of funding and to reduce our assets, we maintain several securitization programs under which we sell certain trade receivables to special purpose entities without recourse. For a discussion of our securitization programs, see “ — Off-Balance Sheet Arrangements.”

          Our primary future recurring cash needs will be for working capital, capital expenditures and debt service. We believe that the proceeds from our short and long-term credit facilities and our cash flows from operations will be sufficient to meet our cash needs for, among other things, working capital, capital expenditures and debt service during the fiscal year ending March 31, 2005. If our cash flows from operations are less than we expect, we may need to incur additional debt or issue additional equity.

          Cash Flows

	Year ended March 31,
	2002	2003	2004
	(Billions of yen)
Net Cash Provided by (Used in):
Operating activities	¥136.6	¥247.5	¥328.5
Investing activities	(203.5)	(11.6)	(69.1)
Financing activities	55.7	(262.7)	(102.8)
Effect of exchange rate changes on cash and cash equivalents	2.1	(6.6)	(4.2)

Net increase (decrease) in cash and cash equivalents	¥(9.1)	¥(33.4)	¥152.4

          Cash and cash equivalents at the end of the fiscal year ended March 31, 2004 were ¥496.8 billion, an increase of ¥152.4 billion as compared with the previous fiscal year.

          Net cash provided by operating activities in the fiscal year ended March 31, 2004 was ¥328.5 billion, an increase of ¥81.0 billion as compared with the previous fiscal year. This mainly reflected an increase in cash inflows in line with increased sales in mobile handsets, optical disc drives, and semiconductors for use in mobile handsets and digital consumer electronics goods. Depreciation decreased ¥16.9 billion to ¥178.7 billion, primarily reflecting a constant level of capital expenditures and a decrease in property, plant and equipment mainly due to sales accompanying the realignment of our operating bases.

          Net cash used in investing activities in the fiscal year ended March 31, 2004 was ¥69.1 billion, an increase of ¥57.5 billion as compared with the previous fiscal year. This mainly reflected lower proceeds from the sale of property, plant and equipment and marketable securities.

          Net cash used in financing activities was ¥102.8 billion. The decrease mainly reflected the temporary repayment of short-term borrowings as part of a drive to use cash and cash equivalents more efficiently. This was partially offset by proceeds from fund raising measures, such as the stock issuances and listing of subsidiaries.

          We have bonds in the aggregate outstanding amount of ¥198.5 billion which mature within one year from March 31, 2004. This amount includes subordinated bonds in the aggregate principal amount of ¥100.0 billion that have been already redeemed in June 2004.

          For a discussion of our capital expenditures, see “Item 4.A. Information on the Company — History and Development of the Company — Capital Expenditures and Divestitures.” For a discussion of our research and development expenditures, see “ — Research and Development, Patents and Licenses, etc.”

     C. Research and Development, Patents and Licenses, etc.

          Since the establishment of our first research laboratory in 1939, we have consistently recognized that our research and development activities are a critical component of our success. We will therefore continue to devote significant financial, personnel and other resources to research and development efforts.

          The table below sets forth information with respect to our research and development expenditures for the periods shown:

	Year Ended March 31,
	2002	2003	2004
	(Billions of yen)
Research and development expenses	¥333.6	¥296.2	¥256.7
As a percentage of net sales	6.5%	6.3%	5.2%

          Research and development expenses in the fiscal year ended March 31, 2004 declined by 13% compared to the prior fiscal year. This mainly reflects measures to decrease the number of our research themes as well as other steps taken by us to more efficiently utilize our research and development expenses. Research and development expenses in the fiscal year ended March 31, 2004 at the IT Solutions business, the Network Solutions business and the Electron Devices business and others were ¥45.0 billion, ¥77.0 billion, ¥105.5 billion, and ¥29.2 billion, respectively.

          We conduct research and development activities at the research and development division and at each business unit collaborating closely with each other. Our business units conduct product and technology development at their own respective divisions. The activities of each of these business units are closely related to the operating activities and targeted markets of each business unit. The research and development division collaborates closely with each of these business units in product and technology development activities.

          The research and development division conducts medium- and long-term research and development activities to develop fundamental technologies that will form the basis for our future operations, and new technologies that will significantly expand the operations of each business unit. These activities take place in various specialized laboratories located in Japan, the United States, Europe and China. We conduct research and development activities in the areas of:

•	Solutions and computer platform focused on e-commerce application platforms and mission-critical systems;

•	Broadband network systems and network solutions focused on mobile communications systems such as mobile handsets and third- and fourth-generation mobile communications systems;

•	Integrated IT and network systems and its platform;

•	Semiconductor devices, focusing on system LSIs; and

•	Fundamental research in technologies needed to create new businesses, such as nanotechnology, biology and IT convergence technologies, and quantum IT.

     D. Trend Information.

          Recent Trends

          In the fiscal year ended March 31, 2004, the global economy continued steady expansion mainly in the United States and the Asian region although its rate of expansion was slowed in the first quarter due mainly to the aggravation of the situation in Iraq and the outbreak of Severe Acute Respiratory Syndrome, or SARS.

          In Japan, the economy showed moderate recovery reflecting a steady increase in capital investment and export, while the growth in consumer spending remained weak.

          In the electronics industry, the Japanese domestic market experienced sluggish demand from business enterprises for IT products. However, camera-equipped mobile handsets and digital audio-visual home electronics products such as flat panel television receivers and DVD recorders, as well as related electronic devices, showed steady growth. In the overseas market, economic recovery enhanced demand mainly for digital audio-visual home electronics products, mobile handsets and personal computers.

          Outlook

          In the fiscal year ending March 31, 2005, we anticipate that the IT market will recover, the enterprise network market will grow and e-business will rapidly expand driven by the diffusion of broadband networks. We also anticipate steady growth in the device business as a result of the expansion of the digital consumer electronics market.

          Therefore, although we anticipate our net sales to be negatively impacted as a result of the sale of certain of our businesses, we expect our consolidated net sales to increase slightly as compared with the previous fiscal year. We expect our consolidated operating results to improve as compared with the previous fiscal year as a result of further cost reductions and a lower increase in our fixed costs.

          For additional trend information, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results.”

          Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. See “Forward-Looking Statements” and “Item 3.D. Key Information — Risk Factors.”

     E. Off-Balance Sheet Arrangements.

          We have entered into various arrangements not reflected on our balance sheets that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources. These include guarantees, securitization of receivables, and variable interest entities.

          Guarantees

          Our guarantees are provided in the ordinary course of business. We underwrite these guarantees considering the economic, liquidity, and credit risk of the counterparty. We have guaranteed certain loans of our employee and affiliated companies, and financial arrangements for customer. Certain of these guarantees were secured by guarantees issued to us by other parties. We have issued residual value guarantees in connection with various operating leases. Maximum potential future payments and collateral of guarantees were ¥97.9 billion and ¥6.5 billion, respectively, at March 31, 2004. We believe that these guarantees are not expected to have a material adverse effect on our financial position or results of operations. See Note 22 to our consolidated financial statements.

          Securitization of Receivables

          We have several securitization programs under which certain trade receivables are sold, without recourse, to special purpose entities, or SPEs. Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, we have retained a subordinated interest. Under a certain securitization program in Japan, we sell on an ongoing basis all applicable trade receivables, and retain all amounts in excess of our financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables. See Note 16 to our consolidated financial statements.

          Variable Interest Entities

          We use several SPEs, through which we lease equipment to overseas customers. The SPEs are considered variable interest entities as we provide financial support, including guarantees, to the SPEs, and hold a significant variable interests in the entities. Total assets held by the SPEs at March 31, 2004 were ¥49.1 billion. Our maximum exposure to loss would be ¥5.9 billion. See Note 2 to our consolidated financial statements.

     F. Tabular Disclosure of Contractual Obligations.

          The following sets forth our contractual obligations as of March 31, 2004:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	5+ years
	(Billions of yen)
Long-term debt excluding capital leases	¥1,027.5	¥252.5	¥329.8	¥205.6	¥239.6
Capital leases	45.5	14.0	20.9	8.5	2.1
Operating leases	133.5	33.3	38.2	17.3	44.7

Total	¥1,206.5	¥299.8	¥388.9	¥231.4	¥286.4

          As of March 31, 2004, commitments for contractual obligations relating to the purchase of property, plant and equipment were ¥55.7 billion and will be paid within approximately one year.

          As of March 31, 2004, the balance of guarantees, excluding guarantees for employees (maximum guarantee period: 20 years), was ¥72.0 billion. Guarantees with periods of less than 1 year, 1 to 3 years, 3 to 5 years and 5 years or more were ¥45.9 billion, ¥14.0 billion, ¥6.9 billion, and ¥5.2 billion, respectively.

     G. Safe Harbor.

          See discussion under “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

     A. Directors and Senior Management.

          Set forth below are the members of the board of directors and corporate auditors of NEC as of September 13, 2004, together with their respective dates of birth, positions, and remaining length of term of office as director or corporate auditor. All members of the board mentioned below, except for Toshio Morikawa, Advisor to Sumitomo Mitsui Banking Corporation, Koichi Kimura, Advisor to Daiwa Institute of Research Ltd., and Akira Uehara, President of Taisho Pharmaceutical Co., Ltd., are also corporate officers of NEC.

Name	Date of Birth	Term Expires	Position
Hajime Sasaki	April 6, 1936	June 2005	Chairman of the Board (Representative Director)
Akinobu Kanasugi	April 17, 1941	June 2005	President and Member of the Board (Representative Director)
Kaoru Yano	February 23, 1944	June 2005	Senior Executive Vice President and Member of the Board (Representative Director)
Toshiro Kawamura	July 7, 1942	June 2005	Senior Executive Vice President and Member of the Board (Representative Director)
Shunichi Suzuki	February 20, 1945	June 2005	Senior Vice President and Member of the Board
Tsutomu Nakamura	June 12, 1948	June 2005	Senior Vice President and Member of the Board
Kazumasa Fujie	July 18, 1944	June 2005	Senior Vice President and Member of the Board
Kazuhiko Kobayashi	December 30, 1943	June 2005	Senior Vice President and Member of the Board
Konosuke Kashima	January 30, 1946	June 2005	Senior Vice President and Member of the Board
Yasuo Matoi	December 26, 1944	June 2005	Senior Vice President and Member of the Board
Iwao Fuchigami	March 4, 1946	June 2005	Senior Vice President and Member of the Board
Saburo Takizawa	February 27, 1948	June 2005	Senior Vice President and Member of the Board
Toshio Morikawa	March 3, 1933	June 2005	Member of the Board
Koichi Kimura	January 6, 1936	June 2005	Member of the Board
Akira Uehara	April 5, 1941	June 2005	Member of the Board
Tatsuo Sakairi	October 15, 1937	June 2007	Corporate Auditor
Shigeo Matsumoto	December 29, 1940	June 2008	Corporate Auditor
Tsuneo Kabe	March 9, 1927	June 2008	Corporate Auditor
Shinichi Yokoyama	September 10, 1942	June 2007	Corporate Auditor
Muneo Shigematsu	February 9, 1941	June 2008	Corporate Auditor

          Board members and corporate auditors may be contacted through NEC’s headquarters: c/o NEC Corporation, 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan.

          The following is a brief biography of each of NEC’s board members, most of whom are also corporate officers, and corporate auditors.

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

          Kaoru Yano has been a Senior Executive Vice President since June 2004. Mr. Yano has been a member of the board since June 1995 and served as Executive Vice President and member of the board from October 2002 to June 2004. He was also the Company President of NEC Networks from April 2002 to April 2003.

          Toshiro Kawamura has been a Senior Executive Vice President and member of the board since June 2004. Mr. Kawamura was a member of the board from June 1996 to April 2000. He served as Senior Vice President from April 2000 to June 2001, as Senior Vice President and a member of the board from June 2001 to April 2003, and as Executive Vice President and member of the board from April 2003 to June 2004. He was also the Company Deputy President of NEC Solutions from June 2001 to April 2003.

          Shunichi Suzuki has been a Senior Vice President and member of the board since June 2002. Mr. Suzuki served as Associate Senior Vice President from April 2000 until June 2002, when he was elected to his current position.

          Tsutomu Nakamura has been a Senior Vice President and member of the board since June 2002. Mr. Nakamura served as Associate Senior Vice President from June 2000 until April 2002 and then served as Senior Vice President until June 2002. He also served as Company Deputy President of NEC Networks from April 2002 until April 2003.

          Kazumasa Fujie was elected to his current position as Senior Vice President and member of the board in June 2003. After resigning from the board of directors when NEC reduced the number of board members by approximately half in April 2000, Mr. Fujie served as Senior Vice President until June 2003. He also served as Company Deputy President of NEC Networks from April 2002 until April 2003.

          Kazuhiko Kobayashi was elected to his current position as Senior Vice President and member of the board in June 2004. After resigning from the board of directors when NEC reduced the number of board members by approximately half in April 2000, Mr. Kobayashi served as Senior Vice President until July 2003 and then as Executive Vice President until June 2004. He also served as Company Deputy President of NEC Solutions from April 2002 until April 2003.

          Konosuke Kashima has been a Senior Vice President and member of the board since June 2004. Mr. Kashima served as Senior Vice President from October 2002 until June 2004, when he was elected to his current position.

          Yasuo Matoi has been a Senior Vice President and member of the board since June 2004. Mr. Matoi served as Senior Vice President from April 2004 until June 2004, when he was elected to his current position.

          Iwao Fuchigami has been a Senior Vice President and member of the board since June 2004. Mr. Fuchigami served as Senior Vice President from April 2004 until June 2004, when he was elected to his current position.

          Saburo Takizawa has been a Senior Vice President and member of the board since June 2004. Mr. Takizawa served as Senior Vice President from April 2004 until June 2004, when he was elected to his current position.

          Toshio Morikawa has been a member of the board since June 2000. Mr. Morikawa was the Chairman of the Board of The Sumitomo Bank, Ltd. from June 1997 to March 2001, and currently is an Advisor to Sumitomo Mitsui Banking Corporation.

     Koichi Kimura has been a member of the board since June 2001. Mr. Kimura served as Vice Chairman of Daiwa Institute of Research Ltd. from October 1998 until June 2000, and currently is an Advisor to Daiwa Institute of Research Ltd.

     Akira Uehara has been a member of the board since June 2002. Mr. Uehara has been the President of Taisho Pharmaceutical Co., Ltd. since June 1982.

     Tatsuo Sakairi has been a corporate auditor since June 2000. Mr. Sakairi was a member of the board from June 1989 until April 2000. Mr. Sakairi served as Senior Executive Vice President from June 1998 until April 2000, and as Executive Advisor from April 2000 until June 2000.

     Shigeo Matsumoto has been a corporate auditor since June 2004. Mr. Matsumoto was a member of the board from June 1991 until June 2004. Mr. Matsumoto served as an Executive Vice President from June 1999 until June 2004.

     Tsuneo Kabe has been a corporate auditor since June 2001. Mr. Kabe was appointed as a justice of the Supreme Court of Japan from May 1990 until he retired in March 1997. Mr. Kabe is currently an attorney at law of Ishizawa, Kô & Sato.

     Shinichi Yokoyama has been a corporate auditor since June 2003. Mr. Yokoyama served as President and as President and Chief Executive Officer of Sumitomo Life Insurance Company, respectively, from July 2001 to April 2002 and from April 2002 to the present.

     Muneo Shigematsu has been a corporate auditor since June 2004. Mr. Shigematsu served as a member of the board and Executive Vice President of The Seiyu, Ltd. from October 2002 to March 2004 and as a member of the board and Nominating Committee of The Seiyu, Ltd. from March 2004 to the present.

     No family relationship exists among any of NEC’s board members, corporate officers, and corporate auditors. We do not have any arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any member of NEC’s board was elected to his position at NEC.

     B. Compensation.

          For the fiscal year ended March 31, 2004, NEC and its subsidiaries paid NEC’s board members an aggregate compensation, including bonuses and retirement allowances, of ¥386 million and NEC’s corporate auditors an aggregate compensation of ¥64 million. None of the board members or corporate auditors received any benefits in kind.

          For the fiscal year ended March 31, 2004, NEC and its subsidiaries accrued aggregate amounts to provide pension, retirement, or similar benefits to their board members and corporate auditors of ¥55 million and ¥6 million, respectively.

          For information on NEC’s stock option plans, see “ — Share Ownership — Stock Option Plan.”

     C. Board Practices.

          Term

          All of NEC’s board members and corporate auditors are elected by a general meeting of shareholders. The regular term of office of a board member is one year. The regular term of office of corporate auditors is four years. Board members and corporate auditors may serve any number of consecutive terms. There is no regular term of office for corporate officers.

          For additional information on terms, see “ — Directors and Senior Management.”

          Board of Directors and Corporate Auditors

          NEC’s articles of incorporation provide for a board of directors of not more than 40 members, and for not more than five corporate auditors. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.

          In April 2000, NEC introduced a new corporate officer system in order to facilitate efficient and more responsive decision-making and draw clearer lines of responsibility, and NEC reduced the number of NEC’s board members by approximately half. Currently, NEC has 15 board members.

          Corporate officers have the responsibility to manage NEC’s business operations. The board members oversee the corporate officers and set fundamental strategies.

          The board of directors has the ultimate responsibility for the administration of NEC’s affairs. The board of directors may elect by resolution, a chairman, a vice chairman, a president, and other corporate officers, including senior executive vice presidents, executive vice presidents, and senior vice presidents. The board of directors designates by resolution, from among its members, representative directors who generally have the authority to individually represent NEC in the conduct of its affairs.

          Under the Commercial Code, board members must refrain from engaging in any business that is in competition with NEC unless approved by a board resolution, and no board member may vote on a proposal, arrangement, or contract in which that board member is deemed to be materially interested.

          Neither the Commercial Code nor NEC’s articles of incorporation contain provisions relating to the retirement age of NEC’s board members and corporate auditors, or to a requirement of NEC’s board members and corporate auditors to hold any shares of NEC’s capital stock. In accordance with Japanese practice, when a board member or corporate auditor retires, a proposal to pay a retirement allowance is submitted to a general meeting of shareholders for approval. The amount of the retirement allowance generally reflects the position of the board member or corporate auditor, as the case may be, at the time of his or her retirement, length of service as a board member or corporate auditor, as the case may be, and contribution to NEC’s operations. NEC has a retirement plan for NEC’s board members, corporate auditors, and employees. There are no service contracts between any of NEC board member and NEC or any of its subsidiaries.

          The Commercial Code requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as corporate officers, and to establish, change, or abolish material corporate organizations such as a branch office.

          Pursuant to the Commercial Code and NEC’s articles of incorporation, NEC has entered into a liability limitation agreement with outside directors which limits the maximum amount of their liability for damages arising from actions stipulated in Item 5 of Paragraph 1, Article 266 of the Commercial Code to the higher of either a fixed amount which is not less than ¥15,000,000 or the amount stipulated by the Commercial Code, provided that such directors acted in good faith and without gross negligence.

          Corporate auditors are not required to be and are not certified public accountants. At least one corporate auditor must be a person who has not been a board member or employee of NEC or any of its subsidiaries during the five-year period prior to his or her election as a corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least half of NEC’s corporate auditors must be persons who have not been board members or employees of NEC or any of its subsidiaries. A corporate auditor may not simultaneously be a board member or an employee of NEC or any of its subsidiaries. Corporate auditors have the statutory duty to examine NEC’s consolidated and non-consolidated financial statements and the business reports which are made available by the board of directors at the general meetings of shareholders and, based on such examination, to report their opinions to shareholders. They also have the statutory duty to supervise the administration by the board members of NEC’s affairs. Corporate auditors are obligated to attend the meetings of the board of directors but are not entitled to vote.

          The corporate auditors constitute the board of corporate auditors, or the BoCA. Under the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Audit, etc. of Corporations of Japan, the BoCA has a statutory duty to prepare and submit its audit report to the board of directors each year. A corporate auditor may note an opinion in the audit report if his or her opinion differs from the opinion expressed in the audit report. The BoCA is empowered to establish audit principles, the method of examination by corporate auditors of NEC’s affairs and financial position, and other matters concerning the performance of the duties of corporate auditors.

     For additional information on terms, see “ — Directors and Senior Management.”

     D. Employees.

          As of March 31, 2004, we had approximately 143,300 employees on a consolidated basis, approximately 75% of whom were located in Japan and 25% outside Japan. Approximate numbers of employees by each segment are as follows:

Number of Employees
IT Solutions Business	48,500
Network Solutions Business	29,000
Electron Devices Business.	47,400
Others	18,400

          We had approximately 149,900 employees and approximately 145,800 employees as of March 31, 2002 and March 31, 2003, respectively.

          Since 1952, NEC has had a comprehensive labor contract with NEC Workers’ Union covering, in general, conditions of employment other than salary, wages, bonuses, and retirement benefits. This contract, which provides that all of NEC’s employees except management and other specified personnel must become union members, has been renegotiated from time to time and the present agreement extends until March 31, 2005. The employees of NEC’s consolidated subsidiaries are covered by separate labor contracts. We believe that our labor-management relations are good.

     E. Share Ownership.

          Share Ownership

          As of March 31, 2004, NEC’s board members, most of whom are also corporate officers, and corporate auditors together owned 161,225 shares of NEC common stock, representing 0.01% of the total issued shares. None of NEC’s board members or corporate auditors is the beneficial owner of more than 1% of shares of NEC common stock.

          Stock Option Plan

          At the ordinary general meeting of shareholders held on June 29, 2000, NEC’s shareholders approved a stock option plan for board members, corporate officers, and specified upper-level employees, under which no more than 320,000 shares of NEC common stock may be purchased for an aggregate price not exceeding ¥1,200 million. NEC will hold shares purchased under the 2000 stock option plan and reserve them for transfer to NEC’s board members, corporate officers, and specified upper-level employees upon the exercise of their options. The aggregate number of shares to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2000 stock option plan as of March 31, 2004 is 190,000 shares. The exercise price of the options is currently ¥3,294 per share, subject to adjustment if there is a stock split or consolidation of shares or if new shares are issued at a price less than the market price. The options can be exercised from July 1, 2002 to June 30, 2006. The options lapse automatically upon the optionholder’s death and generally expire one year after the termination of the optionholder’s service with NEC.

          At the ordinary general meeting of shareholders held on June 21, 2001, NEC’s shareholders approved a second stock option plan with terms and conditions substantially the same as those of the 2000 stock option plan. The aggregate number of shares of common stock of NEC to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2001 stock option plan as of March 31, 2004 is 201,000 shares. The exercise price per share of the options is currently ¥1,818 per share. The options can be exercised from July 1, 2003 to June 30, 2007.

          At the ordinary general meeting of shareholders held on June 20, 2002, NEC’s shareholders approved a third stock option plan, under which NEC may issue stock acquisition rights to board members, corporate officers, and certain upper-level employees of NEC and certain executives of NEC’s subsidiaries in Japan pursuant to Articles 280-20 and 280-21 of the Commercial Code. Holders of the stock acquisition rights are entitled to acquire 1,000 shares of common stock of NEC per right upon the exercise of the stock acquisition rights. Under the 2002 stock option plan, 358 stock acquisition rights were issued. The aggregate number of shares to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding stock acquisition rights as of March 31, 2004 is 192,000 shares. The exercise price of the rights is currently ¥888 per share, subject to adjustment if there is a stock split or consolidation of shares or if new shares are issued at a price that is less than the market price. The rights can be exercised from July 1, 2004 to June 30, 2008. The rights expire one year after their holder ceases to be a board member, corporate officer, or employee of NEC or its subsidiaries.

          At the ordinary general meeting of shareholders held on June 19, 2003, NEC’s shareholders approved a fourth stock option plan with terms and conditions substantially the same as those of the 2002 stock option plan. Under the 2003 stock option plan, 313 stock acquisition rights were issued. The aggregate number of shares of NEC common stock to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding rights as of March 31, 2004 is 182,000 shares. The exercise price of the rights is currently ¥769 per share. The rights can be exercised from July 1, 2005 to June 30, 2009. The rights expire one year after their holder ceases to be a board member, corporate officer, or employee of NEC or its subsidiaries.

          At the ordinary general meeting of shareholders held on June 22, 2004, NEC’s shareholders approved a fifth stock option plan with terms and conditions substantially the same as those of the 2002 stock option plan. Under the 2004 stock option plan, 293 stock acquisition rights were issued. The aggregate number of shares of NEC common stock to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding rights as of March 31, 2004 is 166,000 shares. The exercise price of the rights is currently ¥801 per share. The rights can be exercised from July 1, 2006 to June 30, 2010. The rights expire one year after their holder ceases to be a board member, corporate officer, or employee of NEC or its subsidiaries.

          NEC does not have any other arrangements for involving its employees in the capital of NEC, including any arrangement that involves the issue or grant of options, shares, or securities of NEC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

     A. Major Shareholders.

          As of March 31, 2004, NEC had 224,418 registered shareholders. NEC’s shareholders do not have different voting rights. The ten largest shareholders of NEC’s common stock appearing on its register of shareholders at that date were as follows:

	Number of Shares of	Percentage of Shares of
Shareholder	Common Stock Held	Common Stock Held
The Chase Manhattan Bank, N.A., London	168,252,057	8.72%
Japan Trustee Services Bank, Ltd. (Trust Account)	89,563,000	4.64
The Master Trust Bank of Japan	76,248,000	3.95
The State Street Bank and Trust Company	43,692,214	2.26
The Chase Manhattan Bank, N.A., London, S.L. Omnibus Account	43,622,700	2.26
Nippon Life Insurance Company	42,296,675	2.19
Sumitomo Life Insurance Company	41,000,000	2.13
The Melon Bank Treaty Clients Omnibus	37,991,115	1.97
NEC Employee Shareholding Association	24,679,175	1.28
The Dai-ichi Mutual Life Insurance Company	24,569,000	1.27

Total	591,913,936	30.68%

          NEC received from Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A., and Capital Research and Management Company, copies of reports concerning the bulk holding of shares of common stock (see “Item 10.B. Key Information — Memorandum and Articles of Association — Common Stock — Reporting of Substantial Shareholders”) indicating that, as of June 24, 2004, these companies jointly held 239,283,540 shares, or 12.40% of the total outstanding shares. NEC is unable to confirm their shareholdings because they did not appear on its register of shareholders.

          As of March 31, 2004, the percentage of shares of common stock held by The Chase Manhattan Bank, N.A., London increased by 6.28 percentage points as compared with March 31, 2003.

          The record of ownership and distribution of shares of NEC’s common stock appearing on the register of shareholders as of March 31, 2004, was as follows:

	Number of	Number of Shares	Percentage of
	Shareholders	Held	Shares Held
Japanese government and local government	1	123,020	0.01%
Japanese financial institutions	285	567,933,539	29.44
Japanese securities companies	120	34,335,586	1.78
Other Japanese corporations	2,430	86,519,492	4.48
Foreign institutions and individuals(1)	781	698,897,473	36.23
Japanese individuals and others	220,801	541,459,607	28.06

Total	224,418	1,929,268,717	100.00%

(1)	177,822,503 shares, or 9.22%, of NEC’s issued common stock was owned by 107 U.S. shareholders of record, one of whom is the ADR depositary’s nominee holding 19,369,746 shares, or 1.00%, of NEC’s issued common stock.

     B. Related Party Transactions.

          Since April 1, 2003, none of NEC’s board members or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions which are material or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which NEC is a party.

          In the ordinary course of business and at an arm’s length basis, NEC purchases from and sells to its affiliated companies accounted for by the equity method, certain materials, supplies and services. Such affiliated companies include NEC Personal Systems Minami-Kyusyu, Ltd., NEC Leasing, Ltd., Nippon Electric Glass Co., Ltd., ANRITSU CORPORATION, Toyo Communication Equipment Co., Ltd., Elpida Memory, Inc., NEC-Mitsubishi Electric Visual Systems Corporation, Honda elesys Co., Ltd., NEC SCHOTT Components Corporation, Kaijo Corporation, SINCERE Corporation, NEC TOPPAN CIRCUIT SOLUTIONS, INC., Japan Aviation Electronics Industry, Ltd., PERNEC Corporation Berhad, Shanghai Hua Hong NEC Electronics Company, Limited, and Shanghai SVA NEC Liquid Crystal Display Co., Ltd. For the fiscal year ended March 31, 2004, NEC recorded total sales of approximately ¥241.0 billion to, and total purchases of approximately ¥106.9 billion from, these affiliated companies. As of March 31, 2004, NEC had trade receivables of approximately ¥35.4 billion owed by, and trade payables of approximately ¥77.9 billion owed to, these affiliated companies.

          NEC does not consider the amounts involved in the above transactions to be material to its business. In addition to purchase and sales, NEC has entered into a number of contractual arrangements with its affiliated companies to govern their relationship in various areas, including competition, intellectual property, research, property lease, and administrative services. Please refer to note 3 to our consolidated financial statements for a more detailed explanation regarding NEC’s transactions with these affiliated companies.

          Since April 1, 2003, no loans or guarantees of any kind have been made by NEC to its directors or corporate auditors, or close members of their families. NEC has guaranteed the repayment of loans owed by certain of its equity method affiliated companies, including Shanghai Hua Hong NEC Electronics Company, Limited. As of March 31, 2004, the total outstanding principal amount guaranteed by NEC for such affiliated companies was ¥25.5 billion.

     C. Interests of Experts and Counsel.

          Not applicable.

ITEM 8. FINANCIAL INFORMATION.

     A. Consolidated Statements and Other Financial Information.

          See our consolidated financial statements beginning on page F-1.

          Legal Proceedings

          We and certain of our subsidiaries are currently engaged in a lawsuit with GE Warranty Management, Inc., or GE Warranty, in the Court of Appeal of the State of California, Second Appellate District. The lawsuit concerns a claim for declaratory relief that two of our subsidiaries initiated against GE Warranty in December 2001 and a cross claim by GE Warranty against us and our two subsidiaries. In its cross complaint, GE Warranty sought reimbursement of costs it allegedly incurred in connection with warranty contracts that it issued to purchasers of computers previously manufactured by our two subsidiaries, punitive damages, and attorneys’ fees. On October 3, 2003, the trial court judged that GE Warranty could not pursue any claim for damages against us or our subsidiaries, either in its own right or as subrogee of the service contract owners. On November 7, 2003, GE Warranty appealed the judgment to the Court of Appeal of the State of California, Second Appellate District. However, the lawsuit has been stayed as from March 9, 2004, after PB Electronics, Inc., one of the cross-complainants, filed for bankruptcy in the U.S. Bankruptcy Court for the Northern District of California on March 3, 2004.

          Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., and NEC Electronics America, Inc., an indirect U.S. subsidiary of ours, received grand jury subpoenas from the U.S. District Court for the Northern District of California on June 19, 2002 and May 30, 2003, respectively, seeking information in connection with an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the DRAM industry. We understand that many of the companies in the U.S. DRAM industry have received similar subpoenas in connection with this investigation. NEC Electronics America transferred substantially all of its DRAM business to Elpida Memory (USA) in March 2001. Elpida Memory (USA), however, did not assume the legal responsibilities or obligations relating to DRAMs produced or sold by NEC Electronics America prior to such transfer. Elpida Memory is also subject to a similar investigation being conducted by the Director-General for Competition, Cartels Unit of the European Commission. Subsequent to the announcement of the U.S. investigation, Elpida Memory (USA) and Elpida Memory and other DRAM manufacturers subject to the same investigation were named in approximately 20 federal and state class action civil antitrust lawsuits seeking treble damages in unspecified amounts and an injunction against the allegedly unlawful conduct. General discovery has not proceeded in these lawsuits pending the outcome of the grand jury investigation. All the federal class action cases have been or will be transferred to the U.S. District Court for the Northern District of California (San Francisco) for consolidated proceedings. All of the class action lawsuits filed against Elpida Memory (USA) under California state law have been or will be consolidated for pretrial purposes before the Superior Court for the City and County of San Francisco. On October 1, 2003, counsel for the plaintiffs in the federal antitrust cases filed a consolidated amended class action complaint against the defendants in the various cases, asserting essentially the same claims alleged in the various prior complaints against the previously named defendants. At this time, NEC Electronics America was added as a new defendant in those proceedings. Likewise, on or about October 15, 2003, the counsel for the plaintiffs in the state court antitrust cases filed a consolidated amended class action complaint against the previously named defendants. At this time, as in the federal antitrust cases, NEC Electronics America was named as a new defendant in those proceedings. In August 2004, Elpida Memory (USA) and NEC Electronics America was named as a defendant in a class action litigation filed in the state court in Collier County, Florida. In that case, NEC Electronics America and other DRAM manufacturers were sued under state law by an individual claiming to represent a class of indirect purchasers of DRAMs. The claims are similar to those also being asserted in Superior Court for the City and County of San Francisco. At the present time, no action has been taken to respond to the litigation in Florida. We are unable to predict the outcomes of the investigations, the costs that we may incur in connection with the investigations or the related civil proceedings, or the impact the final resolutions of the investigations or the related civil proceedings might have on our operations or financial condition. In May 2004, the Canadian Competition Bureau advised Elpida Memory (USA) that it and its affiliated parties are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. While the inquiry currently does not require any compulsory action from Elpida Memory (USA), it has met voluntarily with the Competition Bureau for preliminary discussions in connection with the inquiry. The Competition Bureau’s inquiry is at a relatively early stage, and we are unable to predict its outcome.

          The Fair Trade Commission of Japan, or JFTC, initiated hearing procedures on surcharge payment orders against NEC and another Japanese company on July 14, 2004, in accordance with the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, or the Antimonopoly Law. The surcharge payment orders were issued on June 14, 2004 with respect to NEC’s and the other company’s bids for automatic letter processing systems ordered by the Ministry of Public Management, Home Affairs, Posts and Telecommunications (formerly the Ministry of Posts and Telecommunications) of Japan, and thereafter NEC and the other company immediately requested the JFTC to initiate the hearing procedures on such surcharge payment orders. On April 23, 2004, in a separate procedure under the Antimonopoly Law, the Tokyo High Court issued a judgment to annul a JFTC decision made on June 27, 2003 which stated that NEC and the other company restricted competition, contrary to the public interest, in the sale of automatic letter processing systems. The JFTC is currently requesting an appeal to the Supreme Court of Japan with respect to such judgment. We are unable to predict the outcomes of the hearing procedures on the surcharge payment orders or the JFTC’s request for appeal, the costs that we may incur in connection with the hearing procedures or the JFTC’s request for appeal, or the impact the final resolutions of the hearing procedures or the JFTC’s request for appeal might have on our operations or financial condition.

     In May 2004, NEC Business Network Solutions, Inc., an indirect U.S. subsidiary of ours, entered into a settlement agreement with the U.S. Department of Justice to resolve a criminal investigation and civil suit regarding its conduct in the E-Rate Program. The E-Rate Program is administered by the Federal Communications Commission and pays for telecommunications services and related equipment for public schools and libraries. Under this settlement agreement, NEC Business Network Solutions pleaded guilty to two counts, wire fraud in violation of 18 U.S.C. §1343 and conspiracy to suppress and eliminate competition in violation of the Sherman Antitrust Act, 15 U.S.C. §1 and agreed to pay penalties, a civil settlement and restitution totaling approximately US$20.7 million. The U.S. House Energy and Commerce Committee of the U.S. House of Representatives is undertaking a separate investigation for possible legislative initiatives to eliminate future fraud, waste, and abuse relating to the E-Rate Program.

     Other than as disclosed above, we are not or have not been involved in any legal or arbitration proceedings which may have, in the opinion of our management, a significant effect on our financial position, nor are we aware that any such proceedings are pending or threatened.

     Dividend Policy

     We have paid cash dividends on shares of our common stock on a semi-annual basis each year since 1951 except for the fiscal year ended March 31, 2003, when we recorded a non-consolidated net loss primarily due to the devaluation of our investments in affiliated companies and securities. We have paid interim dividends of ¥3 per share of common stock for the six months ended September 30, 2003 and year-end cash dividends of ¥3 per share of common stock for the fiscal year ended March 31, 2004.

     The declaration and payment of dividends require the approval of our board of directors and, in the case of year-end dividends, shareholders, and will depend on our results of operations, financial condition, other cash requirements, and other factors deemed relevant by the board of directors and shareholders.

     B. Significant Changes.

          No significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

     A. Offer and Listing Details.

          The following table shows, for the periods indicated, the reported intra-day high and low sale prices for shares of NEC’s common stock on the Tokyo Stock Exchange and the reported intra-day high and low sales prices for NEC’s American Depositary Shares, or ADSs, on the Nasdaq National Market System:

	Tokyo Stock Exchange		NASDAQ
	Price Per Share Of
	Common Stock		Price Per ADS
	(Yen)		(Dollars)(1) (2)
	HIGH	LOW	HIGH	LOW
Year ended March 31:
2000	3,190	1,250	29.90	10.42
2001	3,450	1,520	32.40	12.50
2002	2,390	846	19.73	6.30
2003	1,158	390	8.70	3.20
2004	1,030	333	9.46	2.80
Year ended March 31, 2003:
First quarter	1,158	794	8.70	6.55
Second quarter	862	558	7.20	4.58
Third quarter	584	421	4.80	3.50
Fourth quarter	500	390	4.32	3.20
Year ended March 31, 2004:
First quarter	609	333	5.12	2.80
Second quarter	951	613	8.24	5.40
Third quarter	1030	716	9.46	6.50
Fourth quarter	903	745	8.50	7.09
Year ending March 31, 2005:
First quarter	937	717	8.87	6.35
Second quarter (through September 15)	776	641	7.20	5.85
Month of:
March 2004	886	800	8.50	7.25
April 2004	937	841	8.87	7.68
May 2004	870	750	8.05	6.35
June 2004	804	717	7.37	6.65
July 2004	776	675	7.20	6.10
August 2004	726	641	6.62	5.85
September 2004 (through September 15)	734	685	6.63	6.25

(1)	NEC’s ADS to common stock ratio was changed from 1:5 to 1:1 effective May 25, 2001. Accordingly, the prices of ADSs presented in the table above prior to the change have been restated to reflect the current ratio of 1:1.

(2)	All fractional figures of the prices of ADS are rounded to the nearest two decimal points.

     B. Plan of Distribution.

          Not applicable.

     C. Markets.

          The primary market for our shares of common stock is the Tokyo Stock Exchange. In Japan, our shares of common stock are also listed and traded on the Osaka Securities Exchange, the Nagoya Stock Exchange, the Sapporo Securities Exchange, and the Fukuoka Stock Exchange. Outside Japan, our shares of common stock are listed on the Official List and traded on the London Stock Exchange’s market for listed securities, and listed and traded on the Official Market of the Stock Market of Euronext Amsterdam, the SWX Swiss Exchange in the form of Swiss bearer depositary receipts, and the Frankfurt Stock Exchange in the form of global bearer certificates. In addition, ADSs, each representing one share of common stock, are quoted on the Nasdaq National Market under the symbol “NIPNY.”

     D. Selling Shareholders.

          Not applicable.

     E. Dilution.

          Not applicable.

     F. Expenses of the Issue.

          Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     A. Share Capital.

          Not applicable.

     B. Memorandum and Articles of Association.

          Organization

          NEC is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code. It is registered in the Commercial Register (shogyo tokibo) maintained by the Minato Branch Office of the Tokyo Legal Affairs Bureau.

          Corporate Purpose of NEC

          Article 2 of NEC’s articles of incorporation provides that the corporate purposes of NEC are to carry on the following businesses:

1.	To manufacture, sell or otherwise dispose of telecommunications equipment, machinery and instruments, electronic computers and other electronics application equipment, machinery and instruments, electrical equipment, machinery and instruments, and all kinds of equipment, machinery, instruments and systems related to electricity;

2.	To manufacture, sell or otherwise dispose of nuclear energy machinery and instruments, aircraft machinery and instruments, medical machinery and instruments, measuring instruments, and all equipment, machinery, instruments and systems other than those mentioned in the preceding item above;

3.	To manufacture, sell or otherwise dispose of electron tubes, semiconductor devices, integrated circuits and all parts, and materials for use in or in connection with any equipment, machinery and instruments mentioned in any of the preceding items;

4.	To provide telecommunications, data base, and other information services;

5.	To provide mail order, money collection, travel agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks;

6.	To contract for construction work;

7.	To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and

8.	To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.

          Board of Directors

          Each board member, except for Mr. Morikawa, Mr. Kimura, and Mr. Uehara, has executive powers and duties to manage the affairs of NEC and each representative director, who is elected from among the board members by the board of directors, has the statutory authority to represent NEC in all respects. Under the Commercial Code, board members of NEC must refrain from engaging in any business competing with NEC unless approved by a board resolution, and no board member may vote on a proposal, arrangement or contract in which that board member is deemed to be materially interested.

          Neither the Commercial Code nor NEC’s articles of incorporation contain special provisions as to the borrowing power exercisable by a board member. See also the discussion under “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

          Common Stock

          General

          Set forth below is information relating to NEC’s common stock, including brief summaries of the relevant provisions of NEC’s articles of incorporation and share handling regulations, as currently in effect, and of the Commercial Code and related legislation.

          Under the Commercial Code, shares must be in registered form but, generally, may be transferred only by delivering share certificates. In order to assert shareholders’ rights against NEC, a shareholder must have its name and address registered on NEC’s register of shareholders, in accordance with NEC’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against NEC.

          A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on NEC’s register of shareholders. Each participating shareholder will in turn be registered on NEC’s register of beneficial shareholders and be treated in the same way as shareholders registered on NEC’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends, if any, and notices to shareholders directly from NEC. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

          Authorized Capital

          Article 5 of NEC’s articles of incorporation provides that the total number of shares authorized to be issued by NEC is 3,200,000,000 shares. As of March 31, 2004, 1,929,268,717 shares of common stock were issued.

          All shares of NEC’s capital stock have no par value.

          Dividends

          NEC’s articles of incorporation provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders, and pledgees of record as of the end of such day. After the close of the fiscal period, the board of directors prepares, among other things, a proposed allocation of profits for year-end dividends and other purposes. This proposal is submitted to NEC’s board of corporate auditors and to NEC’s independent certified public accountants, and then submitted for approval to the ordinary general meeting of shareholders. This meeting is to be held in June each year. In addition to provisions for any dividends and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to directors and corporate auditors. In addition to year-end dividends, the board of directors may by its resolution declare an interim cash dividend pursuant to Article 293-5 of the Commercial Code to shareholders, beneficial shareholders, and pledgees. This interim dividend is paid to those who are registered in NEC’s register of shareholders or beneficial shareholders as of the end of each September 30, without prior shareholders’ approval, but subject to the limitations described below.

          The Commercial Code provides that a company may not make any distribution of profits by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least 10% of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to 10% of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve is 25% of its stated capital. Under the Commercial Code, NEC is permitted to distribute profits by way of year-end dividends out of the excess of NEC’s net assets, as it appears on NEC’s non-consolidated balance sheet at the last closing of NEC’s accounts, over the aggregate of:

(1)	NEC’s stated capital;

(2)	NEC’s additional paid-in capital;

(3)	NEC’s accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(5)	other amounts as provided for by an ordinance of the Ministry of Justice.

          In the case of interim dividends, NEC is permitted to distribute profits out of the excess of the net assets, as it appears on NEC’s non-consolidated balance sheet at the last closing of NEC’s accounts, over the aggregate of the amounts stated in (1) through (4) above plus:

(a)	the legal reserve to be set aside in respect of such interim dividends;

(b)	any subsequent payment made by appropriation of retained earnings;

(c)	any subsequent transfer of retained earnings to stated capital;

(d)	if NEC has been authorized, pursuant to a resolution adopted at an ordinary general meeting of shareholders or by NEC’s board of directors, to acquire NEC’s shares (see “ — Acquisition by NEC of Its Own Common Stock”), the total amount of the purchase price of those shares authorized by the resolution that may be paid by NEC; and

(e)	other amounts as provided for by an ordinance of the Ministry of Justice;

          provided that (x) if NEC reduces the amount of NEC’s stated capital, additional paid-in capital, or accumulated legal reserve after the end of the last closing of NEC’s accounts, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) other amounts, as provided for by an ordinance of the Ministry of Justice, will be added to the amount permitted to be distributed. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (1) through (5) above.

          In Japan, the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

          Under NEC’s articles of incorporation, NEC does not have to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

          Stock Splits

          NEC may at any time split shares in issue into a greater number of shares by resolution of the board of directors, and may amend its articles of incorporation to increase the number of the authorized shares to be issued to allow the stock split pursuant to a resolution of the board of directors rather than a Special Shareholders Resolution (as defined in “ — Voting Rights”) which is otherwise required for amending the articles of incorporation.

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

          General Meetings of Shareholders

          NEC’s ordinary general meeting of shareholders is held every June in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is March 31 of each year. In addition, NEC may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

          Notice of convocation of a general meeting of shareholders setting forth the place, time, and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.

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

          Voting Rights

          So long as NEC maintains the unit share system (currently 1,000 shares constitute one unit), a holder of shares constituting one or more units is entitled to one vote for each such unit of shares, subject to the limitations on votes set forth in the following two sentences. See “ — Unit Share System.” A corporate shareholder, more than one-quarter of whose total voting rights are directly or indirectly owned by NEC, may not exercise its voting rights with respects to shares of NEC’s common stock that it owns. In addition, NEC may not exercise voting rights with respect to its treasury shares. If NEC eliminates from its article of incorporation the provisions relating to the unit of shares, holders of common stock will have one vote for each share held by them. Except as otherwise provided by law or by NEC’s articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and NEC’s articles of incorporation provide, however, that the quorum for the election of board members and corporate auditors shall not be less than one-third of the total number of voting rights of all the shareholders. NEC’s shareholders are not entitled to cumulative voting in the election of board members. Shareholders may cast their vote in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Pursuant to the Commercial Code and a resolution of the board of directors, NEC’s shareholders may also exercise their voting rights by electronics means.

          The Commercial Code and NEC’s articles of incorporation provide that in order to amend the articles of incorporation and in certain other instances, including:

(1)	a reduction of stated capital;

(2)	the removal of a board member or corporate auditor;

(3)	dissolution, merger, or consolidation with a certain exception under which shareholders’ resolution is not required;

(4)	the transfer of the whole or an important part of the business;

(5)	the taking over of the whole of the business of any other corporation with a certain exception under which shareholders’ resolution is not required;

(6)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with a certain exception under which shareholders’ resolution is not required;

(7)	separating of the corporation into two or more corporations with a certain exception under which shareholders’ resolution is not required; or

(8)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or the stock acquisition rights, or bonds with stock acquisition rights at a “specially favorable” conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required, or the Special Shareholders Resolutions.

          Issue of Additional Shares and Preemptive Rights

          Holders of NEC’s shares of common stock have no preemptive rights under its articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “ — Voting Rights.” The board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

          Rights to subscribe for new shares may be made generally transferable by the board of directors. Whether NEC will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings.

          Subject to certain requirements, NEC may issue stock acquisition rights by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, NEC will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury shares held by it.

          Liquidation Rights

          In the event of NEC’s liquidation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

          Liability to Further Calls or Assessments

          All of NEC’s presently issued shares of common stock are fully paid and non-assessable.

          Transfer Agent

          The Sumitomo Trust & Banking Co., Ltd. is the transfer agent for NEC’s shares of common stock. As such transfer agent, it keeps NEC’s registers of shareholders and beneficial shareholders in its office at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233, Japan, and transfers record ownership upon presentation of the certificates representing the transferred shares.

          Record Date

          March 31 is the record date for NEC’s year-end dividends, if declared. So long as NEC maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more whole units of shares in NEC’s register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on that March 31. September 30 is the record date for interim dividends, if declared. In addition, NEC may set a record date for determining the shareholders and beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior notice.

          The price of shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date for the purpose of dividends or rights offerings. If the record date is not a business day, this occurs on the fourth business day prior to a record date.

          Acquisition by NEC of Its Own Common Stock

          NEC may acquire its own shares: (a) through the stock exchanges on which NEC’s shares are listed or by way of tender offer, pursuant to an ordinary resolution at an ordinary general meeting of shareholders or a resolution of the board of directors; (b) by purchase from a specific party other than a subsidiary of NEC, pursuant to a Special Shareholders Resolution at an ordinary general meeting of shareholders; or (c) by purchase from a subsidiary of NEC, pursuant to a resolution of the board of directors. If NEC purchases its shares pursuant to a resolution of NEC’s board of directors in the case of (a) above, then NEC must report to its shareholders the reason for the purchase and the kind and number of shares and the aggregate purchase price of such shares at the following ordinary general meeting of shareholders that is held after such purchase of shares. When NEC acquires shares from a specific party other than a subsidiary of NEC, any shareholder may make a request directly to NEC in writing not later than five days prior to the date set for the relevant general meeting of shareholders to include him/her as the seller of his/her shares in the proposed purchase. Any such acquisition of shares must satisfy specified requirements, including the requirements that, in cases where the acquisition is made pursuant to a resolution at an ordinary general meeting of shareholders, the total amount of the purchase price does not exceed the sum of the amount of retained earnings available for year-end dividend payment after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if the reduction of the stated capital, additional paid-in capital, or legal reserve is authorized at the same ordinary general meeting of shareholders), less the sum of the amount to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital with respect to the relevant fiscal year pursuant to a resolution of the same ordinary general meeting of shareholders. If NEC purchases shares pursuant to a resolution of the board of directors, the total amount of the purchase price may not exceed the amount of retained earnings available for interim dividends payment less the amount of any interim dividend that NEC actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, and other items as described in (1) through (5) to “ — Dividends,” NEC may not acquire such shares.

          Shares acquired by NEC may be held by NEC for any period or may be cancelled by resolution of the board of directors. NEC may also transfer to any person the shares held by it, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “ — Issue of Additional Shares and Preemptive Rights.” NEC may also utilize its treasury shares (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

          Unit Share System

          NEC’s articles of incorporation provide that 1,000 shares constitute one unit. Although the number of shares constituting a unit is specified in NEC’s articles of incorporation, any amendment to NEC’s articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the board of directors rather than by the Special Shareholders Resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

          Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

          Unless NEC’s shareholders amend the articles of incorporation by a Special Shareholders Resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

          A holder of shares constituting less than a full unit will be able to require NEC to purchase those shares at their market value in accordance with the provisions of NEC’s share handling regulations.

          NEC’s articles of incorporation provide that a holder of shares constituting less than one unit may request that NEC sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, in accordance with the provisions of NEC’s share handling regulations.

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

          Sale by NEC of Shares Held by Shareholders Whose Location is Unknown

          NEC is not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in NEC’s register of shareholders or at the address otherwise notified to NEC.

          In addition, NEC may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if (a) notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in NEC’s register of shareholders or at the address otherwise notified to NEC and (b) the shareholder fails to receive dividends on the shares for a continuous period of five or more years at the address registered in NEC’s register of shareholders or at the address otherwise notified to NEC, NEC may sell or otherwise dispose of the shareholder’s shares at the then market price by a resolution of the board of directors after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal for the shareholder.

          Reporting of Substantial Shareholders

          The Securities and Exchange Law of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued share of capital stock of a company that is listed on any Japanese stock exchange, or whose shares are traded on an over-the-counter market in Japan, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, to the Japan Securities Dealers Association.

          Others

          Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or NEC’s articles of incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to NEC or under its articles of incorporation on the rights of non-resident or foreign shareholders to hold the shares of common stock of NEC or to exercise voting rights.

          There is no provision in NEC’s articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of NEC and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving NEC.

     C. Material Contracts.

          All contracts entered into by us during the two-year period preceding the date of this annual report were entered into in the ordinary course of business.

     D. Exchange Controls.

          The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet order and ministerial ordinances, or the Foreign Exchange Regulations, govern the acquisition and holding of shares of NEC’s capital stock by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

          Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

          Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

          Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporation (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the law of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

          In general, the acquisition of shares of a Japanese company, such as the shares of NEC’s common stock, by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required in general, in the case where a resident of Japan transfers shares of a Japanese company, such as the shares of NEC’s common stock, to an exchange non-resident, the resident of Japan who transfers the shares for consideration exceeding ¥100 million is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

          If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of NEC’s common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

          Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of NEC’s common stock held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

     E. Taxation.

          The discussion below is intended for general information only and does not constitute a complete analysis of all tax consequences relating to the ownership of shares of common stock of NEC or ADSs. Prospective purchasers of the shares of common stock of NEC or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

          The following is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of the shares of common stock of NEC or ADSs. This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than such income taxation as limited to national taxes and inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of the shares of common stock of NEC or ADSs. Also, this summary does not purport to address all the material tax consequences that may be relevant to the holders of the shares of common stock of NEC or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of NEC’s voting stock, investors that hold the shares of common stock of NEC or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of Japan, the U.S. Internal Revenue Code of 1986, as amended, or the Code, and the Treasury Regulations thereunder, judicial decisions, published rulings, and administrative pronouncements, all as in effect on the date hereof, as well as on the applicable income tax convention between the United States and Japan, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

          In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed under its terms.

          U.S. Holders should note that the United States and Japan have ratified the new income tax convention, or the New Treaty, which is to replace its predecessor income tax convention signed on March 8, 1971, or the Prior Treaty. The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The New Treaty reduces the tax rate on dividends paid by a company that is resident of one state to a resident of the other state. The New Treaty provides for the complete elimination of withholding taxes on certain income, including interest income earned by certain qualified financial institutions, and on dividend income paid to a parent company that is resident of one state with a controlling interest in the paying company that is resident of the other state, subject to certain conditions. In situations where an Eligible U.S. Holder (as defined below) would be entitled to greater benefits under the Prior Treaty than under the New Treaty, at the election of such Eligible U.S. Holder, the Prior Treaty shall continue to have effect for a period of twelve months after the relevant provisions of the New Treaty would otherwise have gone into effect. U.S. Holders are urged to consult their own tax advisors with respect to their eligibility for benefits under the Prior Treaty and the New Treaty.

          For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the shares of common stock of NEC or ADSs that is for U.S. federal income tax purposes:

1.	an individual citizen or resident of the United States,

2.	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any political subdivision thereof,

3.	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

4.	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.

If a partnership or other pass-through entity holds shares of common stock or ADSs, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. We urge partners and owners of partnerships or other pass-through entities holding shares of common stock or ADSs to consult their own tax advisors.

          An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Prior Treaty or the New Treaty, as applicable from time to time,

2.	does not maintain a permanent establishment or fixed base in Japan to which the shares of common stock of NEC or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

3.	is otherwise eligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with the shares of common stock of NEC or ADSs.

          A “Non-U.S. Holder” is any beneficial owner of the shares of common stock of NEC or ADSs that is not a U.S. Holder.

          In general, for purposes of the Prior Treaty and the New Treaty, as applicable, and for U.S. federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock of NEC represented by those ADSs, and exchanges of the shares of common stock of NEC for ADSs, and exchanges of ADSs for the shares of common stock of NEC, will not be subject to U.S. federal income or Japanese income tax.

          Japanese Taxation

          The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of the shares of common stock of NEC and of ADRs evidencing ADSs representing the shares of common stock of NEC who are either individuals who are not residents of Japan or non-Japanese corporations, without a permanent establishment in Japan, or non-resident Holders.

          Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

          In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of NEC) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5% or more of the total issued shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

          Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor was limited to 15% of the gross amount actually distributed. However, under the New Treaty which would become applicable to dividends declared by NEC on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

          If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by NEC to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the shares of common stock by NEC is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through NEC to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two application forms (one before payment of dividends, the other within eight months after NEC’s fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

          Gains derived from the sale of the shares of common stock of NEC or ADSs outside Japan by a non-resident Holder holding such shares of common stock of NEC or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and the New Treaty, as applicable.

          Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired the shares of common stock of NEC or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

          Holders of the shares of common stock of NEC or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

          United States Taxation

          The following sets forth a summary of U.S. federal income tax consequences of the acquisition, ownership, and disposition of common stock or ADSs by a U.S. Holder. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below, and, as a result, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions we have reached and described herein. The following description is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. Holder. It does not address any estate or gift tax consequences or any tax consequences under any state, local, foreign or other tax law of an investment in shares or ADSs other than as provided in “ — Japanese Taxation.” This description addresses only shares or ADSs held as capital assets within the meaning of Section 1221 of the Code.

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

          Special adverse U.S. federal income tax rules apply if a U.S. Holder holds shares or ADSs of a company that is treated as a “passive foreign investment company,” a “foreign personal holding company” or a “controlled foreign corporation” for any taxable year during which the U.S. Holder held shares or ADSs. We believe that we are not and will not become a “passive foreign investment company,” a “foreign personal holding company” or a “controlled foreign corporation” for U.S. federal income tax purposes.

          We urge potential holders to consult their own tax advisors with respect to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of shares of common stock or ADSs.

          Taxation of Dividends

          U.S. Holders must include in gross income the gross amount of any distributions received with respect to shares or ADSs (before reduction for Japanese withholding taxes) to the extent paid out of NEC’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income in their gross income. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds such Holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in its shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, such excess will be treated as capital gain. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments received, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. Holders of ADSs, or by the shareholder in the case of U.S. Holders of common stock, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in such Japanese yen equal to their U.S. dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

          Subject to certain limitations, the Japanese tax withheld will be creditable against the U.S. Holder’s U.S. federal income tax liability. See “ — Japanese Taxation” for a discussion of how to obtain the reduced withholding tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.”

          The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the Act, affects the taxation of dividends. The Act eliminates the tax rate difference between “qualified dividends” and capital gains for U.S. individual investors. Qualified dividends include dividends received from both domestic corporations and “qualified foreign corporations.” Qualified foreign corporations include those corporations eligible for the benefits of a comprehensive income tax treaty with the United States; both the Prior Treaty and the New Treaty are such treaties. Therefore, we believe that NEC is a qualified foreign corporation and that dividends received by U.S. investors with respect to shares or ADSs of NEC will be qualified dividends. Note that these provisions do not affect dividends received by non-U.S. investors.

          Taxation of Capital Gains

          Upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of common stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of common stock or ADSs exceeds one year. A U.S. Holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any gain or loss realized by a U.S. Holder upon a disposition of shares or ADSs will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

          Information Reporting and Backup Withholding

          Dividends paid on common stock or ADSs to a U.S. Holder, or proceeds from a U.S. Holder’s sale, exchange or other disposition of common stock or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. Holder:

•	is a corporation or comes within certain other categories of exempt recipients, and, when required, demonstrates this fact; or

•	provides a correct taxpayer identification number on a properly completed Form W-9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

          Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. Holder provides the required information to the IRS. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS.

     F. Dividends and Paying Agents.

          Not applicable.

     G. Statement by Experts.

          Not applicable.

     H. Documents on Display.

          NEC is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, NEC files reports and other information with the SEC. These materials, including our annual reports on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding SEC reporting companies, including NEC.

     I. Subsidiary Information.

          See the discussion under “Item 4.C. Information on the Company — Organizational Structure.”

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

          A. Foreign Currency Exchange Rate Risk and Interest Rate Risk.

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

          Foreign Currency Exchange Rate Risks

          We enter into certain derivative financial instruments, primarily forward exchange contracts and currency swap agreements, in order to reduce the adverse impact of fluctuations in foreign currency exchange rates on our monetary assets and liabilities that are denominated in foreign currencies. Such instruments are used to hedge the effects of fluctuations in the U.S. dollar, the euro, and other currencies against the Japanese yen. Assuming that all other conditions remained the same, if foreign currency exchange rates as of March 31, 2003 or March 31, 2004 decreased by 10%, then the fair value of our derivative financial instruments would have decreased by ¥0.9 billion or increased by ¥6.5 billion, respectively. On the other hand, assuming that all other conditions remained the same, if foreign currency exchange rates as of March 31, 2003 or March 31, 2004 increased by 10%, then the fair value of our derivative financial instruments would have increased by ¥0.9 billion or decreased by ¥6.3 billion, respectively. The main reason for the change in our risk exposures as of March 31, 2003 and March 31, 2004 was an increase in the sale of forward exchange contracts during the current fiscal year.

          Interest Rate Risks

          We enter into certain derivative financial instruments, primarily interest rate swaps, in order to reduce the adverse impact of fluctuations in interest rates on our financial assets and liabilities, primarily long-term debt. Assuming that all other conditions remained the same, if interest rates as of March 31, 2003 or March 31, 2004 decreased by 10%, then the fair value of our derivative financial instruments would have decreased by ¥0.4 billion or ¥0.2 billion, respectively. On the other hand, if interest rates as of March 31, 2003 or March 31, 2004 increased by 10%, the fair value of our derivative financial instruments would have increased by ¥0.4 billion or ¥0.2 billion, respectively.

          B. Equity Price Risks

          All of our marketable securities are classified as available-for-sale securities. We do not own any marketable securities for trading purposes. The following table sets forth the maturity dates, costs, and fair values of the debt securities and the costs and fair values of equity securities in our investment portfolio as of March 31, 2003 and 2004.

	As of March 31
	2003		2004
	Cost	Fair value	Cost	Fair value
		(Millions of Yen)
Debt securities (by maturity dates):
Less than 1 year	¥593	¥584	¥3,033	¥3,035
1 to 2 years	3,029	3,018	10	10
2 to 3 years	34	32	—	—
3 to 4 years	30	44	—	—
over 4 years	545	432	—	—
Equity securities:	111,192	111,983	80,083	146,944

Total	¥115,423	¥116,093	¥83,126	¥149,989

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

          Based on their evaluation as of a date within ninety days prior to the filing date of this Form 20-F, NEC’s principal executive officer and principal financial officer have concluded that NEC’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by NEC in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time period specified in SEC rules and forms. There were no significant changes in NEC’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

          The BoCA, has determined that Mr. Muneo Shigematsu qualifies as an “audit committee financial expert” as defined under the rules of the SEC. Mr. Shigematsu was a former member of the board of directors of Sumitomo Corporation, and was in charge of preparing its U.S.-GAAP financial statements. He is now a member of the board of directors of The Seiyu, Ltd., and was elected as one of our corporate auditors at an ordinary general meeting of shareholders held in June 2004. Mr. Shigematsu meets the standards of independence as set forth in the Commercial Code and under the rules of the SEC and NASDAQ.

ITEM 16B. CODE OF ETHICS.

          We have adopted a code of ethics, the “NEC Group Code of Conduct,” which is applicable to all of our officers and employees. We have posted the Code of Conduct on our website at http://www.nec.co.jp/csr/en/management/code.html.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

          A. Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors.

          The BoCA, consisting of five members, of which three are outside corporate auditors, is responsible for the oversight of NEC’s independent auditors’ work. The BoCA established Pre-Approval Policy and Procedures for Audit and Non-Audit Services, or the Policy and Procedures, effective as of June 27, 2003. The Policy and Procedures govern the BoCA’s engagement of NEC’s external auditors for audit and non-audit services. Non-audit services include audit-related services, tax services and other services, as described below under “ — Fees and Services of Ernst & Young ShinNihon.” NEC and its subsidiaries, controlled directly or indirectly, must follow the Policy and Procedures when engaging NEC’s independent accountants for U.S. securities law reporting purposes.

          Under the Policy and Procedures, certain audit- and non-audit services relating to NEC and its subsidiaries have been pre-approved by the BoCA. If any proposed services has not already received pre-approval or exceed the pre-approved cost level which the BoCA has established, specific pre-approval by the BoCA will be required. Any services not subject to specific pre-approval that are rendered by the independent auditors will be reported to the BoCA by NEC’s Corporate Controller Division on a monthly basis.

          The BoCA may delegate pre-approval authority to one or more of its members in accordance with applicable SEC rules. The member or the members to whom such authority is delegated shall report to the BoCA any pre-approval decisions at the next scheduled meeting of the BoCA. The BoCA nevertheless does not delegate its responsibilities to pre-approve services performed by the independent auditors to the management.

          In addition, the BoCA has specified certain services as prohibited non-audit services that may not be provided by the independent auditors.

          The Policy and Procedures categorize audit and non-audit services into audit services, audit-related services, tax services, and all other services and stipulate the procedures that must be complied with as follows.

          Audit Services

          Audit services include statutory audits or financial audits, including: quarterly reviews for NEC and its subsidiaries; services associated with registration statements, periodic reports, and other documents filed with the Financial Services Agency of Japan, or the FSA, the SEC, or other similar agencies, or other documents in connection with securities offerings, and assistance in responding to SEC comment letters; attestation of management reports on internal controls; and consultations by NEC’s and its subsidiaries’ management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the FSA, the SEC, the U.S. Financial Accounting Standards Board, or other regulatory or standard setting bodies.

          The annual audit service engagement fees paid by NEC are subject to specific pre-approval by the BoCA. The BoCA will approve, if necessary, any changes in fees resulting from changes in audit scope, company structure, or other matters. The annual audit services engagement fees paid by NEC’s subsidiaries will not be subject to the specific pre-approval of the BoCA unless such fees exceed the amount specified by the BoCA.

          Audit-related Services

          Audit-related services include assurance and related services that are reasonably related to the performance of the audit or review of NEC’s or its subsidiaries’ consolidated and non-consolidated financial statements, or that are traditionally performed by the independent auditors. The BoCA has pre-approved certain audit-related services in accordance with specified fee levels established by the BoCA. All other audit-related services that are not covered by the Policy and Procedures or that exceed the specified fee levels will be subject to specific pre-approval.

          Tax Services

          Tax services include tax compliance, tax planning, and tax advice. The BoCA has pre-approved certain tax services in accordance with specified fee levels established by the BoCA. All tax services involving large and complex transactions not covered by the Policy and Procedures are subject to specific pre-approval.

          The BoCA will not permit the retention of the independent auditors in connection with a transaction initially recommended by the independent auditors for the purpose of tax avoidance or tax treatment which is not supported under domestic or foreign tax laws or regulations.

          All Other Services

          All other services include those permissible non-audit services that the BoCA believes are routine and recurring services. The BoCA has pre-approved certain other services in accordance with specified fee levels established by the BoCA. All other services that are not covered by the Policy and Procedures or that exceed the specified fee levels are subject to specific pre-approval.

          No services were provided for which pre-approval was not obtained but subsequently approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

          B. Fees and Services of Ernst & Young ShinNihon

          The following table discloses the aggregate fees billed by Ernst & Young ShinNihon for each of the last two fiscal years.

	Year ended March 31
	2003	2004
	(Millions of yen)
Audit fees	¥887	¥889
Audit-related fees	24	27
Tax fees	169	184
All other fees	68	45

Total	¥1,148	¥1,145

          Audit fees consist of fees billed for the annual audit services including quarterly reviews for our financial statements and services that are associated with registration statements filed with the SEC or other similar agencies, or other documents in connection with securities offerings (e.g., comfort letters and consents), and consultations as to the accounting or disclosure treatment of transactions or events.

          Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements such as employee benefit plan audits, consultation concerning financial accounting and reporting standards.

          Tax fees include fees billed for tax compliance services, including the review of tax returns and claims for refunds, tax planning services and tax advice services.

          All other fees consist of fees billed for other services not included in the above categories.

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

     See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description
1	Articles of Incorporation, as amended to date (English translation).

8	Subsidiaries of the Company (see “Item 4.C. Information on the Company — Organizational Structure”).

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Signature

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEC CORPORATION

By:	/s/ AKINOBU KANASUGI

Name:	Akinobu Kanasugi
Title:	President and Member of the Board

Date: September 17, 2004

NEC Corporation

   All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

   Financial statements of majority-owned subsidiaries not consolidated and of 50 percent or less owned persons accounted for by the equity method have been omitted because the registrant’s and its other subsidiaries’ proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20 percent of the respective consolidated amounts, and the investment in and advances to each company is less than 20 percent of consolidated total assets, except for the followings:

Consolidated Financial Statements of Elpida Memory, Inc. at March 31, 2003 and 2004 and Years ended March 31, 2002, 2003 and 2004	F-61

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation (the “Company”) as of March 31, 2003 and 2004, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. Our audits also included the financial statement schedule listed in the Index at Item 18 (a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2003 the Company changed its method of accounting for goodwill and, in fiscal 2004, the Company changed its method of accounting for consolidation of variable interest entities.

/s/ Ernst & Young ShinNihon

Tokyo, Japan
April 27, 2004, except for Note 24, as to which the date is June 22, 2004

NEC Corporation

Consolidated Balance Sheets

	March 31
	2003	2004
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥344,345	¥496,763
Notes receivable, trade (Notes 8 and 16)	13,692	17,759
Accounts receivable, trade (Notes 8 and 16)	840,844	848,165
Allowance for doubtful notes and accounts	(32,551)	(25,219)
Inventories (Note 5)	553,820	570,026
Deferred tax assets (Note 10)	124,577	138,505
Prepaid expenses and other current assets (Note 8)	75,315	83,757

Total current assets	1,920,042	2,129,756
Investments and long-term receivables:
Marketable securities (Notes 4 and 8)	116,093	149,989
Investments and advances (Note 3):
Affiliated companies	160,028	164,620
Other	156,906	126,921
Long-term receivables, trade	33,073	9,843

	466,100	451,373
Property, plant and equipment (Notes 8 and 21):
Land	108,021	99,254
Buildings	878,399	819,443
Machinery and equipment	1,885,513	1,756,485
Construction in progress	29,260	39,326

	2,901,193	2,714,508
Accumulated depreciation	(2,062,852)	(1,944,294)

	838,341	770,214
Other assets:
Deferred tax assets (Note 10)	565,201	414,083
Goodwill (Note 6)	46,474	20,993
License fees and other intangibles (Note 6)	37,737	35,436
Other (Note 7)	229,405	222,487

	878,817	692,999

	¥4,103,300	¥4,044,342

	March 31
	2003	2004
	(Millions of yen)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings (Note 8)	¥212,350	¥98,052
Current portion of long-term debt (Notes 8 and 11)	270,956	266,450
Notes payable, trade	39,709	39,540
Accounts payable, trade	835,309	890,926
Accounts payable, other and accrued expenses	237,743	272,283
Accrued income taxes	39,708	39,488
Other current liabilities	138,449	135,848

Total current liabilities	1,774,224	1,742,587
Long-term liabilities:
Long-term debt (Note 8)	1,003,787	806,517
Accrued pension and severance costs (Note 9)	705,551	524,898
Other	27,881	37,506

	1,737,219	1,368,921
Minority shareholders’ equity in consolidated subsidiaries	135,613	221,374
Preferred securities issued by a subsidiary (Notes 2 and 11)	97,800	—
Commitments and contingent liabilities (Note 22)
Shareholders’ equity (Note 12):
Common stock:
Authorized – 3,200,000,000 shares
Issued 2003 – 1,656,268,189 shares	244,726
2004 – 1,929,268,717 shares		337,820
Additional paid-in capital	361,820	454,333
Retained earnings	41,567	71,901
Accumulated other comprehensive income (loss)	(286,417)	(149,797)

	361,696	714,257
Treasury stock, at cost:
2003 –3,680,034 shares, 2004 –2,677,439 shares	(3,252)	(2,797)

	358,444	711,460

	¥4,103,300	¥4,044,342

See notes to consolidated financial statements

NEC Corporation

Consolidated Statements of Operations, Comprehensive Income (Loss)
and Retained Earnings

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
Sales and other income:
Net sales	¥5,101,022	¥4,695,035	¥4,695,035
Interest, gain on securities sold, dividends and other (Notes 4, 20 and 21)	103,637	131,461	96,507
Gain due to stock issuances by subsidiaries (Note 19)	6,753	22,136	53,808
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥138,063 million (Note 9)	—	—	8,174

	5,211,412	4,848,632	5,065,310
Costs and expenses:
Cost of sales	3,919,268	3,453,010	3,622,965
Selling, general and administrative (Notes 17 and 18)	1,237,276	1,121,136	1,109,332
Interest	46,673	30,218	27,510
Impairment of goodwill (Note 6)	—	—	23,028
Other (Note 20)	469,378	182,772	121,929

	5,672,595	4,787,136	4,904,764

Income (loss) before income taxes	(461,183)	61,496	160,546
Provision (benefit) for income taxes (Note 10)	(178,173)	58,714	85,870

Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(283,010)	2,782	74,676
Minority interest in income of consolidated subsidiaries	2,574	6,896	15,838

Income (loss) before equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(285,584)	(4,114)	58,838
Equity in earnings (losses) of affiliated companies (Note 3)	(23,841)	(20,444)	(17,760)

Income (loss) before cumulative effect of accounting change	(309,425)	(24,558)	41,078
Cumulative effect of accounting change, net of tax (Note 2)	(2,595)	—	—

Net income (loss)	(312,020)	(24,558)	41,078
Comprehensive income (loss):
Other comprehensive income (loss), net of tax (Note 12):
Foreign currency translation adjustments	13,451	(3,655)	(18,844)
Minimum pension liability adjustment (Note 9)	(37,834)	(132,190)	116,123
Unrealized gains (losses) on marketable securities (Note 4)	463	(45,217)	38,286
Unrealized gains (losses) on derivative financial instruments (Note 15)	692	82	1,055
Cumulative effect of accounting change (Note 2)	(3,606)	—	—

Other comprehensive income (loss)	(26,834)	(180,980)	136,620

Comprehensive income (loss)	¥(338,854)	¥(205,538)	¥177,698

Retained earnings:
Balance at beginning of year	¥388,079	¥66,125	¥41,567
Net income (loss)	(312,020)	(24,558)	41,078
Dividends (Note 24)	(9,934)	—	(10,744)

Balance at end of year	¥66,125	¥41,567	¥71,901

	2002	2003	2004
		(Yen)
Per share (Note 14):
Basic:
Income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	¥23.67
Net income (loss)	(188.63)	(14.85)	23.67
Diluted:
Income (loss) before cumulative effect of accounting change	(187.06)	(14.85)	21.93
Net income (loss)	(188.63)	(14.85)	21.93
Cash dividends per share	6.00	—	6.00

See notes to consolidated financial statements.

NEC Corporation

Consolidated Statements of Cash Flows

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
Cash flows from operating activities
Net income (loss)	¥(312,020)	¥(24,558)	¥41,078
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	234,738	195,594	178,714
Impairment of goodwill	—	—	23,028
Deferred income taxes	(222,423)	7,688	22,351
(Gain) loss on property, plant and equipment	146,430	14,264	(7,035)
Realized (gain) loss on marketable securities	62,139	(260)	(16,432)
Gain due to stock issuances by subsidiaries	(6,753)	(22,136)	(53,808)
Provision for pension and severance costs, less payments	56	(638)	14,842
Equity in (earnings) losses of affiliated companies, net of dividends	28,030	22,006	18,494
Minority interest in income of consolidated subsidiaries	2,574	4,396	13,338
(Increase) decrease in notes and accounts receivable	169,628	116,340	(18,419)
(Increase) decrease in inventories	216,062	79,343	(35,862)
Increase (decrease) in notes and accounts payable	(178,878)	(109,387)	106,270
Increase (decrease) in other current liabilities	(60,747)	(68,717)	36,688
Other, net	57,801	33,568	5,218

Net cash provided by operating activities	136,637	247,503	328,465
Cash flows from investing activities
Proceeds from sales of fixed assets	56,094	99,722	60,423
Additions to fixed assets	(295,585)	(210,261)	(230,522)
Proceeds from sales and redemption of marketable securities	33,659	71,919	54,493
Purchase of marketable securities	(2,482)	(2,277)	(2,355)
Net proceeds from sales of affiliates’ stock	38,438	58,901	71,810
Investments in affiliates, net of cash acquired	(31,046)	(14,457)	(26,109)
Disbursements for long-term loans	(11,842)	(43,620)	(5,649)
Payments received on long-term loans	18,714	42,333	16,548
Increase in other investment securities	(6,408)	(14,810)	(5,375)
Other, net	(3,078)	964	(2,379)

Net cash used in investing activities	(203,536)	(11,586)	(69,115)
Cash flows from financing activities
Proceeds from long-term debt	257,240	175,516	28,984
Repayments of long-term debt	(398,479)	(333,889)	(301,425)
Increase (decrease) in short-term borrowings	104,232	(114,075)	(115,712)
Dividends paid	(15,948)	(7,291)	(7,432)
Proceeds from stock issuances	—	—	184,836
Proceeds from stock issuances by subsidiaries	12,448	17,923	107,140
Proceeds from preferred securities issued by a subsidiary	97,000	—	—
Other, net	(839)	(933)	836

Net cash provided by (used in) financing activities	55,654	(262,749)	(102,773)
Effect of exchange rate changes on cash and cash equivalents	2,182	(6,595)	(4,159)

Net increase (decrease) in cash and cash equivalents	(9,063)	(33,427)	152,418
Cash and cash equivalents at beginning of year	386,835	377,772	344,345

Cash and cash equivalents at end of year	¥377,772	¥344,345	¥496,763

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	¥47,852	¥31,271	¥24,843
Income taxes	51,795	46,635	63,739
Supplemental information of noncash financing activities
Conversion of convertible debt into shares of common stock	¥18	¥—	¥—

See notes to consolidated financial statements.

NEC Corporation

Notes to Consolidated Financial Statements

March 31, 2004

1. Nature of Operations

NEC Corporation and its consolidated subsidiaries (the “Company”) is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company’s principal operations consist of IT Solutions business, Network Solutions business, and Electron Devices business based on customers and markets served.

IT Solutions business is primarily engaged in the provision of systems integration, Internet-related services and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporate and individual customers.

Network Solutions business is primarily engaged in the development, design, manufacture, sale and network integration for communication systems and equipment mainly for network service providers.

Electron Devices business is primarily engaged in the development, design, manufacture and sale of semiconductors and other electron devices for equipment manufacturers.

The Company’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia, and its products are marketed by the Company throughout the world.

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

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Significant accounting policies, after reflecting adjustments for the above, are as follows:

Basis of consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of NEC Corporation, subsidiaries in which it has a controlling financial interest and the variable interest entities for which it is the primary beneficiary. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 as revised, (“Interpretation No.46”), Consolidation of Variable Interest Entities that addresses how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The Company adopted the provisions of Interpretation No. 46 for the Company’s variable interests in all variable interest entities as of March 31, 2004.

Investments in 20 — 50 % owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

The reorganization of various affiliated companies during the year ended March 31, 2002 resulted in the Company acquiring a controlling financial interest in NEC Leasing Ltd. (“NEL”), and its consolidation. In March 2003, the Company sold a part of its ownership interest in NEL, which resulted in a decrease in the Company’s ownership in NEL to 39.5%. As a result, the operating results of NEL were consolidated through the date of sale, and recognized on an equity basis thereafter.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders’ equity.

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

Other investment securities are stated at cost and reviewed periodically for impairment.

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

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Inventories (continued)

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

Goodwill and other intangibles

Effective April 1, 2002, the Company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prohibits the amortization of goodwill, and requires that goodwill be tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. In accordance with SFAS No. 142, the Company performed the transitional impairment tests of goodwill at April 1, 2002 and determined that its goodwill was not impaired. The company performs an-annual impairment test in the fourth quarter of each fiscal year or more often. Prior to the adoption of SFAS No. 142, goodwill which arose from business combinations completed before July 1, 2001, was amortized on a straight-line basis over the period of expected benefit which did not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization has been recorded.

Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 5 years.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Impairment of long-lived assets

Long-lived assets to be held and used, including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

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

Issuance of stock by a subsidiary

When a subsidiary issues stock to unrelated third parties, the Company’s ownership interest in the subsidiary decreases. In the event the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and recognizes gains or losses in the year in which the change in ownership interest occurs.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Stock-based compensation

At March 31, 2004, the Company has stock-based compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
Net income (loss), as reported	¥(312,020)	¥(24,558)	¥41,078
Add: Stock-based compensation expense included in reported net income, net of related tax effects	—	—	27
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(139)	(94)	(346)

Pro forma net income (loss)	¥(312,159)	¥(24,652)	¥40,759

	(Yen)
Net income (loss) per share:
Basic – as reported	¥(188.63)	¥(14.85)	¥23.67
Basic – pro forma	(188.71)	(14.91)	23.49
Diluted – as reported	(188.63)	(14.85)	21.93
Diluted – pro forma	(188.71)	(14.91)	21.77

Net income per share

Basic net income per share (“EPS”) is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have antidilutive effect.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Revenue recognition

The Company recognizes revenue for transactions using the following criteria. 1) When persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the price to the buyer is fixed or determinable, and 4) collectibility is reasonable assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under the terms and conditions, this may occur at the time of shipment or when customer acceptance occurs. The Company recognizes revenue from sales of mass produced standard products such as electron devices, mobile terminals and computers upon shipment and revenue from sales of products requiring installation such as servers, workstations, communications systems and broadcasting systems upon customer acceptance. In certain circumstances, software is preinstalled into UNIX servers, mainframe computers etc., before the product is delivered. The Company recognizes the revenue of the software at the same time as the Company recognizes the revenue for the product. The customers generally do not have the right of return.

The Company sells program products consisting of packaged software such as operating system or middleware used in computer systems. Revenue from this software is recognized upon customer acceptance.

Systems integration is sold to corporations and governments. Systems integration requires the integration of software produced or customized to meet specific requirements of the customer and the computer hardware being acquired. Revenue from system integration is recognized upon customer acceptance.

Revenue from maintenance is recognized over the contract term or when maintenance is provided, depending on the type of maintenance.

The Company recognizes as revenue fees charged to members as revenue monthly for Internet services of “BIGLOBE.”

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Revenue recognition (continued)

The Company enters into multiple element arrangements with customers which may include any combination of products and services. If a multiple element arrangement exists, the Company determines whether revenues should be recognized using separate units of accounting. The Company allocates revenue to each item based on its relative fair value if such item meets all of the following criteria as a separate unit of accounting: 1) the delivered item(s) has value to customer on a standalone basis, 2) there is objective and reliable evidence of fair value of the undelivered item(s), and 3) if the arrangement includes a general right of return relative to a delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If these criteria are not met, revenue for the arrangement is recognized when such criteria are met or all items have been completed and the arrangement is accepted by the customer. In certain circumstances, in which there is objective and reliable evidence of the fair values of the undelivered items in an arrangement but no such evidence for the delivered items, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. The revenue recognized for delivered items is limited to the amount that is not contingent upon the future delivery of additional items or meeting other specified performance conditions.

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

Cash consideration given by the Company to a customer or a reseller of the Company’s products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

Derivative financial instruments

Effective on April 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Adoption of SFAS No. 133 on April 1, 2001 resulted in a loss from the cumulative effect of an accounting change of ¥2,595 million and a reduction in accumulated other comprehensive income (loss) of ¥3,606 million.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Derivative financial instruments (continued)

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Securitization of receivables

The company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities (“SPEs”). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Guarantees

Effective on January 1, 2003, the Company adopted the FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. As a result of adopting Interpretation No. 45, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Variable interest entities

The Company uses several special purpose entities from December 1995, through which the Company leases equipment to overseas customers. The entities are considered variable interest entities as the Company provides financial support, including guarantees, to the entities, and holds a significant variable interests in the entities. Total assets held by the entities at March 31, 2004 were ¥49,092 million. The Company’s maximum exposure to loss would be ¥5,898 million.

The Company also uses several special purpose entities, through which the Company invests in and makes loans to third parties. The entities are considered variable interest entities as the Company provides financial support, including guarantees, to the entities, and holds a majority of the variable interests in the entities. Total assets held by the entities at March 31, 2004 were ¥6,408 million.

As a result of adopting Interpretation No.46 on March 31, 2004, the Company deconsolidated NEC Business Trust, and the Unsecured Subordinated Debentures due 2021 of NEC Corporation, issued to NEC Business Trust, were recorded as current portion of long-term debt on the consolidated balance sheet instead of NEC Trust Originated Preferred Securities, issued to outside investors, similar to minority interest (refer to Notes 11 and 24).

Reclassifications

Certain amounts in the consolidated financial statements for the years ended March 31, 2002 and 2003 have been reclassified to conform to the 2004 presentation.

3. Investments in Affiliated Companies

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company’s ownership of voting shares at March 31, 2004 are: Nippon Electric Glass Co., Ltd. (35.3%); ANRITSU CORPORATION (21.9%); Japan Aviation Electronics Industry, Ltd. (“JAE”) (39.3%); Toyo Communication Equipment Co., Ltd. (21.1%); NEC Leasing, Ltd. (“NEL”) (39.5%); Elpida Memory, Inc. (50.0%); NEC-Mitsubishi Electric Visual Systems Corporation (50.0%) and 37 other companies.

The Company’s ownership interest in NEL decreased to 39.5% during March 2003 and, accordingly, NEL was deconsolidated and accounted for by the equity method.

The Company’s ownership interest in JAE decreased to 39.3% during March 2004 and, accordingly, JAE was deconsolidated and accounted for by the equity method.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

3. Investments in Affiliated Companies (continued)

Summarized financial information relating to affiliated companies accounted for by the equity method is as follows:

	March 31
	2003	2004
	(Millions of yen)
Current assets	¥805,476	¥1,086,242
Other assets, including property, plant and equipment	899,310	1,049,930

Total assets	¥1,704,786	¥2,136,172

Current liabilities	¥652,559	¥892,601
Long-term liabilities	570,740	726,050
Shareholders’ equity	481,487	517,521

Total liabilities and shareholders’ equity	¥1,704,786	¥2,136,172

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
Sales and operating revenue	¥1,002,208	¥851,613	¥845,541
Gross profit	179,108	153,149	151,251
Net loss	(57,505)	(49,284)	(28,225)

Of the 44 affiliated companies at March 31, 2004 (17 companies at March 31, 2003) accounted for by the equity method, the stocks of 4 companies (3 companies at March 31, 2003) carried at ¥97,123 million and ¥103,726 million at March 31, 2003 and 2004, respectively, had quoted market values of an aggregate of ¥87,661 million and ¥206,955 million at March 31, 2003 and 2004, respectively.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

	March 31
	2003	2004
	(Millions of yen)
Receivables, trade	¥12,865	¥35,426
Payables, trade	13,652	77,897

NEC Corporation

Notes to Consolidated Financial Statements (continued)

3. Investments in Affiliated Companies (continued)

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Sales	¥72,384	¥70,070	¥240,956
Purchases	57,597	54,118	106,856

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2002, 2003 and 2004 totaled ¥2,049 million, ¥1,651 million and ¥563 million, respectively.

4. Marketable Securities

The following is a summary of marketable securities by major security type:

	March 31, 2003
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
	(Millions of yen)
Available-for-sale:
Equity securities	¥111,192	¥19,364	¥18,573	¥111,983
Debt securities	4,231	28	149	4,110

	¥115,423	¥19,392	¥18,722	¥116,093

	March 31, 2004
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
	(Millions of yen)
Available-for-sale:
Equity securities	¥80,083	¥67,946	¥1,085	¥146,944
Debt securities	3,043	2	—	3,045

	¥83,126	¥67,948	¥1,085	¥149,989

Available-for-sale debt securities at March 31, 2004 mature within 2 year period.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

4. Marketable Securities (continued)

Proceeds from sales of available-for-sale securities were ¥21,017 million, ¥71,919 million and ¥54,493 million for the years ended March 31, 2002, 2003 and 2004, respectively. Gross realized gains were ¥8,435 million, ¥32,174 million and ¥18,497 million for the years ended March 31, 2002, 2003 and 2004, respectively, and gross realized losses, including writedowns, were ¥70,574 million, ¥31,914 million and ¥2,065 million for the years ended March 31, 2002, 2003 and 2004, respectively.

5. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	March 31
	2003	2004
	(Millions of yen)
Finished products	¥171,945	¥189,986
Work in process and semifinished components	285,463	285,281
Less – advance payments received	(29,670)	(22,588)
Raw materials and purchased components	126,082	117,347

	¥553,820	¥570,026

6. Goodwill and Other Intangibles

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2003 and 2004 were as follows:

	IT	Network	Electron
	Solutions	Solutions	Devices
	business	business	business	Total
	(Millions of yen)
Balance at April 1, 2002	¥32,031	¥9,259	¥—	¥41,290
Goodwill acquired during year	—	—	6,233	6,233
Sale of a business unit	(222)	—	—	(222)
Effect of foreign currency translation adjustments	—	(827)	—	(827)

Balance at March 31, 2003	31,809	8,432	6,233	46,474
Impairment of goodwill	(23,028)	—	—	(23,028)
Sale of a business unit	—	—	(1,435)	(1,435)
Effect of foreign currency translation adjustments	—	(1,018)	—	(1,018)

Balance at March 31, 2004	¥8,781	¥7,414	¥4,798	¥20,993

NEC Corporation

Notes to Consolidated Financial Statements (continued)

6. Goodwill and Other Intangibles (continued)

The Company performed the annual impairment test of goodwill in the fourth quarter of the year ended March 31, 2004. Due to an increase in competition in the European personal computer market, the earnings forecast for IT Solutions business in Europe was revised. As a result, the Company recognized an impairment of ¥23,028 million in the IT Solutions business. The fair value of that reporting unit was estimated using estimated discounted net future cash flows.

The following table represents income (loss) before cumulative effect of accounting change, net income (loss), income (loss) before cumulative effect of accounting change per share and net income (loss) per share for the years ended March 31, 2002, 2003 and 2004, adjusted to exclude amortization of goodwill:

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Reported income (loss) before cumulative effect of accounting change	¥(309,425)	¥(24,558)	¥41,078
Add back: Goodwill amortization	8,360	—	—

Adjusted income (loss) before cumulative effect of accounting change	¥(301,065)	¥(24,558)	¥41,078

Reported net income (loss)	¥(312,020)	¥(24,558)	¥41,078
Add back: Goodwill amortization	8,360	—	—

Adjusted net income (loss)	¥(303,660)	¥(24,558)	¥41,078

NEC Corporation

Notes to Consolidated Financial Statements (continued)

6. Goodwill and Other Intangibles (continued)

	Year ended March 31
	2002	2003	2004
		(Yen)
Per share:
Basic:
Reported income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	¥23.67
Add back: Goodwill amortization	5.05	—	—

Adjusted income (loss) before cumulative effect of accounting change	¥(182.01)	¥(14.85)	¥23.67

Reported net income (loss)	¥(188.63)	¥(14.85)	¥23.67
Add back: Goodwill amortization	5.05	—	—

Adjusted net income (loss)	¥(183.58)	¥(14.85)	¥23.67

Diluted:
Reported income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	¥21.93
Add back: Goodwill amortization	5.05	—	—

Adjusted income (loss) before cumulative effect of accounting change	¥(182.01)	¥(14.85)	¥21.93

Reported net income (loss)	¥(188.63)	¥(14.85)	¥21.93
Add back: Goodwill amortization	5.05	—	—

Adjusted net income (loss)	¥(183.58)	¥(14.85)	¥21.93

Intangibles other than goodwill subject to amortization at March 31, 2003 and 2004 consisted of the following:

	March 31
	2003		2004
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
	(Millions of yen)
License fees	¥51,743	¥(26,448)	¥51,482	¥(25,479)
Patents	7,470	(4,293)	7,521	(4,612)
Others	8,796	(4,036)	9,877	(5,073)

	¥68,009	¥(34,777)	¥68,880	¥(35,164)

NEC Corporation

Notes to Consolidated Financial Statements (continued)

6. Goodwill and Other Intangibles (continued)

The aggregate amortization expense for the years ended March 31, 2002, 2003 and 2004 was ¥13,667 million, ¥13,302 million and ¥15,775 million, respectively. The estimated amortization expense for the next five years is as follows:

Year ending March 31:	(Millions of yen)
2005	¥10,898
2006	7,547
2007	5,593
2008	3,891
2009	1,945

Intangibles other than goodwill with indefinite useful lives at March 31, 2003 and 2004 were insignificant.

7. Software Costs

Software costs, included in other assets, other, at March 31, 2003 and 2004 consisted of the following:

	March 31
	2003	2004
	(Millions of yen)
Capitalized software held for sale	¥24,932	¥27,691
Internal use software	96,531	102,616

	¥121,463	¥130,307

Accumulated amortization of capitalized software held for sale at March 31, 2003 and 2004 was ¥69,806 million and ¥96,505 million, respectively. Amortization expense of capitalized software held for sale for the years ended March 31, 2002, 2003 and 2004 was ¥39,398 million, ¥35,188 million and ¥31,123 million, respectively.

Accumulated amortization of internal use software at March 31, 2003 and 2004 was ¥71,856 million and ¥87,161 million , respectively. Amortization expense of internal use software for the years ended March 31, 2002, 2003 and 2004 was ¥27,708 million, ¥29,196 million and ¥32,879 million, respectively.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

8. Short-Term Borrowings and Long-Term Debt

Short-term borrowings at March 31, 2003 and 2004 were as follows:

	March 31
	2003	2004
	(Millions of yen)
Loans, principally from banks, including bank overdrafts (average interest rate of 0.92% in 2003 and 1.20 % in 2004):
Secured	¥764	¥518
Unsecured	211,586	97,534

	¥212,350	¥98,052

At March 31, 2004, the Company had unused lines of credit for short-term financing aggregating ¥472,900 million subject to commitment fees on the unused portion ranging from 0.125 % to 0.25 % and ¥ 165,171 million with no commitment fees. A line of credit for ¥ 100,000 million has a term extending through March 31, 2006. The remainder of ¥ 538,071 million is renewed annually.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

8. Short-Term Borrowings and Long-Term Debt (continued)

Long-term debt at March 31, 2003 and 2004 was as follows:

	March 31
	2003	2004
	(Millions of yen)
Loans, principally from banks and insurance companies, due 2003 to 2011 with average interest rate of 1.18% at March 31, 2003 and due 2004 to 2011 with average interest rate of 1.37% at March 31, 2004:

Secured	¥20,760	¥13,703
Unsecured	306,992	196,848
6.05% unsecured yen bonds due 2007	10,000	10,000
Unsecured yen debentures, due 2003 to 2010 with interest rates of 1.55% to 3.3% at March 31, 2003 and due 2004 to 2010 with interest rates of 1.7% to 3.3% at March 31, 2004	455,800	405,800
1.9% unsecured yen convertible debentures due 2004, convertible currently at ¥1,893.00 for one common share, redeemable before due date	118,506	—
1.0% unsecured yen convertible debentures due 2011, convertible currently at ¥1,326.00 for one common share, redeemable before due date	97,906	97,906
Zero coupon unsecured yen convertible debentures due 2007, convertible currently at ¥3,092.70 for one common share, redeemable before due date	100,000	100,000
Zero coupon unsecured yen convertible debentures due 2010, convertible currently at ¥1,664.10 for one common share, redeemable before due date	100,000	100,000
Unsecured subordinated yen debentures due 2021 (refer to Notes 11 and 24.)	—	100,001
Medium-term notes issued by consolidated subsidiaries, due 2003 to 2004 with interest rates of 0.25% to 0.3% at March 31, 2003	3,050	—
Long-term capital lease obligations, due 2003 to 2012 with interest rates of 1.43% to 9.2% at March 31, 2003 and due 2004 to 2012 with interest rates of 1.35% to 8.99% at March 31, 2004	51,752	45,482
Other	8,297	1,787

	1,273,063	1,071,527
Unamortized premium	1,680	1,440

	1,274,743	1,072,967
Less – portion due within one year	(270,956)	(266,450)

	¥1,003,787	¥806,517

NEC Corporation

Notes to Consolidated Financial Statements (continued)

8. Short-Term Borrowings and Long-Term Debt (continued)

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2004:

(Millions of yen)
Notes and accounts receivable	¥165
Other current assets	1,500
Marketable securities	726
Property, plant and equipment (net book value)	45,986

At March 31, 2004, an aggregate of 166,262 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

The conversion prices of the convertible debentures are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. During the year ended March 31, 2004, NEC Corporation issued shares of common stock at a price less than the current quoted market price and as a result, the conversion prices of convertible debentures were adjusted under terms of the convertible debentures.

A subsidiary is required to repay certain medium-term loans, the balance of which was ¥70,000 million at March 31, 2004, if its net assets fall below ¥150,000 million , operating cash flow would be negative for two consecutive half year periods, or NEC Corporation’s ownership interest drops below 50% or the subsidiary no longer is a consolidated subsidiary of NEC Corporation.

The Company has agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank’s request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Certain of the loan agreements provide, among other things, that the Company submit to the lenders (upon their request) for approval its proposed appropriation of income (including dividends) before such appropriation can be submitted to the shareholders for approval.

Annual maturities on long-term debt during the next five years are as follows:

Year ending March 31:	(Millions of yen)
2005	¥266,450
2006	177,549
2007	173,074
2008	107,473
2009	106,725

NEC Corporation

Notes to Consolidated Financial Statements (continued)

9. Pension and Severance Plans

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in September, 2002, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company’s contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government on December 1, 2003 and January 1, 2004, with the transfer to the Japanese government from the assets of the pension plans on February 16, 2004 and March 15, 2004, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. The Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥8,174 million through these transactions.

Details of the net gain related to transfer of substitutional portion of employee pension fund liabilities, is as follows:

Year ended
March 31,2004
(Millions of yen)
Subsidy from government	¥146,237
Settlement loss:
Derecognition of accrued salary progression	45,467
Recognition of unrealized actuarial loss	(183,530)

Net gain	¥8,174

Effective August 1, 2003, NEC Corporation and a certain subsidiary in Japan amended their severance indemnity plans by introducing a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance. This amendment resulted in a decrease in the Company’s benefit obligation.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

9. Pension and Severance Plans (continued)

Effective March 1, 2004, NEC Corporation and certain subsidiaries in Japan amended their defined benefit pension plans, and a cash balance pension plan was established. Under a cash balance pension plan, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on a market interest rate. This amendment resulted in a decrease in the Company’s benefit obligation.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds (the “Funds”).

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants’ annual salary.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

9. Pension and Severance Plans (continued)

March 31 is the measurement date for the determination of the Company’s benefit obligation. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	March 31
	2003	2004
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥1,396,135	¥1,566,477
Service cost	53,418	46,060
Interest cost	49,418	45,829
Actuarial loss	141,169	41,817
Benefits paid	(83,845)	(73,994)
Transfer of substitutional portion	—	(491,533)
Plan amendment	—	(77,749)
Acquisitions/divestitures, net	10,182	(23,449)

Benefit obligations at end of year	1,566,477	1,033,458
Change in plan assets:
Fair value of plan assets at beginning of year	799,432	716,027
Actual return (loss) on plan assets	(97,184)	73,309
Employer’s contributions	41,410	39,192
Employees’ contributions	11,535	5,726
Benefits paid	(39,766)	(29,683)
Transfer of substitutional portion	—	(299,829)
Acquisitions/divestitures, net	600	(5,758)

Fair value of plan assets at end of year	716,027	498,984

Funded status	(850,450)	(534,474)
Unrecognized prior service cost*	(88,404)	(159,164)
Unrecognized actuarial loss *	710,773	471,746
Unrecognized net obligation at April 1, 1989 being recognized over 17 years	9,505	6,458

Net amounts recognized	¥(218,576)	¥(215,434)

Amounts recognized in the consolidated balance sheets consist of:
Accrued pension and severance costs	¥(705,551)	¥(524,898)
Accumulated other comprehensive income, pretax	486,975	309,464

Net amounts recognized	¥(218,576)	¥(215,434)

*	Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 16 years.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

9. Pension and Severance Plans (continued)

The accumulated benefit obligation for all defined benefit pension plan was ¥1,421,578 million and ¥1,023,882 million as of March 31, 2003 and 2004, respectively.

The weighted-average assumptions used to determine benefit obligation at March 31, 2003 and 2004 were as follows:

	March 31
	2003	2004
Discount rate	3.0%	2.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%

As a result of change in the discount rate at March 31, 2004, benefit obligations increased by ¥70,804 million.

The weighted-average assumptions used to determine net pension and severance cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Year ended March 31
	2002	2003	2004
Discount rate	3.5%	3.5%	3.0%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	4.0%	4.0%	4.0%

The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast, taking into consideration the asset allocation policy as described later. The Company has determined to change expected long- term rate of return on plan assets to 2.5% for calculation of net pension and severance cost for the year ending March 31, 2005.

The asset allocations for the pension plan at March 31, 2003 and 2004 and target asset allocation for the year ended March 31, 2004 are as follows:

	March 31		Target
			asset
	2003	2004	allocation
Asset category:
Equity securities	38%	32%	30%
Debt securities	35%	40%	45%
Short-term investment	27%	28%	25%

NEC Corporation

Notes to Consolidated Financial Statements (continued)

9. Pension and Severance Plans (continued)

The Company’s objective is to secure the required long-term total returns, while taking allowable risks, to ensure the payment of pension benefits, lump sum benefits at death, and other lump sum benefits to participants and annuitants, etc. in the future. The Funds seeks to achieve the long-term investment returns that exceed the expected interest rate, which is required for plans adopted by NEC Corporation and its subsidiaries.

To achieve the investment objective of the plan assets, the Funds shall strive to select appropriate assets for the eligible investment, establish the asset allocation policy which is the optimum combination of assets for the future in consideration of the expected rate of return and risk, etc. thereof, and maintain the asset allocation through rebalancing, etc. Such asset allocation policy is established from a medium-to-long term view of three to five years. The asset allocation policy is reviewed as necessary where the conditions thereof changed from the time of establishment of the asset allocation policy.

The company expects to contribute approximately ¥44,000 million to its pension plans in fiscal year ending March 31, 2005.

Components of net pension and severance cost for all defined benefit plans including both the Company’s and the employees’ contributory portion of such plans for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Service cost	¥65,131	¥53,418	¥46,060
Interest cost	47,107	49,418	45,829
Expected return on plan assets	(32,558)	(32,090)	(27,897)
Amortization of unrecognized prior service cost	(6,113)	(6,112)	(6,928)
Amortization of actuarial loss	24,955	28,705	43,960
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	3,047	3,047	3,047
Settlement loss	—	—	138,063

Net pension and severance cost for all defined benefit plans	¥101,569	¥96,386	¥242,134

NEC Corporation

Notes to Consolidated Financial Statements (continued)

9. Pension and Severance Plans (continued)

     The total cost for all defined benefit and defined contribution plans was as follows:

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Net pension and severance cost for all defined benefit plans	¥101,569	¥96,386	¥242,134
Employees’ contributions to the contributory defined benefit pension plans	(16,245)	(11,535)	(5,726)
Cost for defined contribution plans	3,620	1,064	1,297

Total cost for all defined benefit and defined contribution plans	¥88,944	¥85,915	¥237,705

10. Income Taxes

The components of income (loss) before income taxes and the provision (benefit) for income taxes comprised the following components:

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Income (loss) before income taxes:
NEC Corporation and domestic subsidiaries	¥(258,858)	¥80,969	¥163,645
Foreign subsidiaries	(202,325)	(19,473)	(3,099)

	¥(461,183)	¥61,496	¥160,546

Provision (benefit) for income taxes:
Current:
NEC Corporation and domestic subsidiaries	¥42,831	¥46,549	¥56,624
Foreign subsidiaries	1,419	4,477	6,895

	44,250	51,026	63,519

Deferred:
NEC Corporation and domestic subsidiaries	(192,870)	148	22,686
Foreign subsidiaries	(29,553)	7,540	(335)

	(222,423)	7,688	22,351

	¥(178,173)	¥58,714	¥85,870

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 42.0% for the years ended March 31, 2002, 2003 and 2004. The Japanese government enacted a change in March 2003 and, accordingly, the statutory tax rate was reduced to 40.5% effective April 1, 2004. A reconciliation between the reported total income tax provision (benefit) and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate is as follows:

NEC Corporation

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Expected tax provision (benefit)	¥(193,697)	¥25,828	¥67,429
Increase (decrease) in taxes resulting from:
Tax benefit on prior losses of subsidiaries	(15,864)	—	—
Changes in valuation allowance	(5,156)	(6,582)	10,568
Non-deductible expenses for tax purposes	1,889	2,168	2,377
International tax rate differences	1,402	(3,026)	(5,604)
Effect of change in statutory tax rate on deferred tax balances	—	16,282	4,197
Non-deductible goodwill	6,875	—	9,132
Tax on undistributed earnings	12,391	19,874	7,830
Other	13,987	4,170	(10,059)

Income tax provision (benefit)	¥(178,173)	¥58,714	¥85,870

The significant components of deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	March 31
	2003	2004
	(Millions of yen)
Deferred tax assets:
Intercompany profit between consolidated companies	¥17,242	¥20,176
Investments and advances	186,381	203,867
Accrued bonus	34,916	43,336
Accrued pension and severance costs	257,981	203,905
Operating lease	18,615	15,451
Operating loss carryforwards	135,749	83,689
Depreciation	38,678	43,528
Other	99,470	100,438

	789,032	714,390
Less – valuation allowance	(20,208)	(30,940)

Total	¥768,824	¥683,450

Deferred tax liabilities:
Marketable securities	¥3,221	¥29,236
Tax deductible reserve	26,501	25,282
Tax on undistributed earnings	18,602	36,567
Other	30,722	39,777

Total	¥79,046	¥130,862

NEC Corporation

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

In Japan, consolidated tax returns were not permitted until the year ended March 31, 2002; accordingly, NEC Corporation and its domestic subsidiaries have filed separate tax returns. For the year ended March 31, 2003, the Company was permitted to and filed a consolidated tax return in Japan. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 were decreases of 9,454 million, ¥7,021 million and an increase of ¥10,732 million, respectively. The benefits of operating loss carryforwards for the years ended March 31, 2003 and 2004 were ¥19,432 million and ¥46,846 million, respectively.

At March 31, 2004, the Company had operating loss carryforwards amounting to ¥191,828 million of which ¥81,872 million relates to domestic companies and will expire during the period from 2005 through 2009. The remainder of ¥109,956 million relates to foreign subsidiaries and, except for ¥57,177 million with no expiration date, will expire through 2024.

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

11. Preferred Securities issued by a subsidiary

In December 2001, NEC Business Trust (“NBT”) issued 200,000 shares of NEC Trust Originated Preferred Securities (“TOPrS”) to the public at an issuance price of ¥485,000 per share, 97% of face value. NBT is a business trust established in the United States of America. NBT invested the proceeds of such issuance into interest — bearing (at a rate equivalent to the TOPrS dividend rate) Unsecured Subordinated Debentures due 2021 of NEC Corporation (“Subordinated Debentures”).

Prior to the adoption of Interpretation No. 46, NBT had been consolidated by the Company because the Company owned 100% of the common securities of NBT and accordingly had a controlling interest. The Subordinated Debentures, issued to NBT, were eliminated in consolidation, and TOPrS, issued to outside investors, had been presented as a single line item on the consolidated balance sheet similar to minority interest.

As a result of adopting Interpretation No. 46 on March 31, 2004, the Company deconsolidated NBT because the Company has no variable interest. Accordingly, TOPrS were no longer reflected on the consolidated balance sheet and instead the Subordinated Debentures issued to NBT, were recorded in current portion of long-term debt on the consolidated balance sheet (refer to Note 24).

NEC Corporation

Notes to Consolidated Financial Statements (continued)

12. Shareholders’ Equity

Changes in common stock, additional paid-in capital, accumulated other comprehensive income (loss) and treasury stock are shown below:

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Common stock:
Balance at beginning of year	¥244,717	¥244,726	¥244,726
Offering of common stock, net	—	—	93,094
Conversion of convertible debt	9	—	—

Balance at end of year	¥244,726	¥244,726	¥337,820

Additional paid-in capital:
Balance at beginning of year	¥361,813	¥361,820	¥361,820
Offering of common stock, net	—	—	93,081
Stock offering cost, net of tax	—	—	(791)
Conversion of convertible debt	9	—	—
Stock-based compensation	—	—	27
Gain (Loss) on sale of treasury stock	(2)	—	196

Balance at end of year	¥361,820	¥361,820	¥454,333

Accumulated other comprehensive income (loss):
Balance at beginning of year	¥(78,603)	¥(105,437)	¥(286,417)
Other comprehensive income (loss), net of tax	(26,834)	(180,980)	136,620

Balance at end of year	¥(105,437)	¥(286,417)	¥(149,797)

Treasury stock, at cost:
Balance at beginning of year	¥(970)	¥(2,319)	¥(3,252)
Net change resulting from purchase and sales of fractional shares of less than “One Unit” as defined by the Japanese Commercial Code	(816)	(933)	455
Purchase of shares for stock option plan	(533)	—	—

Balance at end of year	¥(2,319)	¥(3,252)	¥(2,797)

(1)	Common stock and additional paid-in capital

During the year ended March 31, 2004, NEC Corporation completed a global offering of 273,000,000 shares of common stock. The offering price of ¥711 was reduced to an issue price of ¥681.96 and accordingly, the difference between the offering and issue price was recognized as an underwriting fee. The net proceeds from stock offering of ¥186,175 million, were allocated ¥93,094 million to common stock and remaining amount of ¥93,081 million to additional paid-in capital after the stock offering costs of ¥791 million, net of tax were deducted in accordance with the Japanese Commercial Code.

Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 2002 and 2004 were 8,754 shares and 528 shares, respectively.

NEC Corporation

Notes to Consolidated Financial statements (continued)

12. Shareholders’ Equity (continued)

(1)	Common stock and additional paid-in capital (continued)

Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

On October 1, 2001, an amendment (“Amendment”) to the Japanese Commercial Code became effective. The Amendment eliminated the stated par value of the Company’s outstanding shares which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provided that shares issued after September 30, 2001 would have no par value. Before the Amendment, the Company’s shares had a par value of ¥50 per share.

Prior to 1985, NEC Corporation made, based on the resolution of the Board of Directors, a free distribution of 233,182,146 shares of common stock to shareholders, which was clearly distinguished from a “stock dividend” paid out of profits that, under the Japanese Commercial Code before April 1, 1991, must be approved by the shareholders. The cumulative amount of the fair value of these shares at the time of issuance was ¥258,755 million. In accounting for the free distribution of shares, the Japanese Commercial Code before April 1, 1991 permitted the Board of Directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts. Such transfer, however, would have had no effect on total shareholders’ equity.

(2)	Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Legal reserve included in retained earnings at March 31, 2003 and 2004 was ¥39,046 million.

NEC Corporation

Notes to Consolidated Financial statements (continued)

12. Shareholders’ Equity (continued)

(2)	Retained earnings (continued)

The amount of retained earnings available for dividends is based on NEC Corporation’s retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

Retained earnings at March 31, 2004 included the Company’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥61,824 million.

(3)	Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(6,854)	¥6,597	¥2,942
Change in the current period	13,451	(3,655)	(18,844)

Balance at end of year	¥6,597	¥2,942	¥(15,902)

Minimum pension liability adjustment:
Balance at beginning of year	¥(112,422)	¥(150,256)	¥(282,446)
Change in the current period	(37,834)	(132,190)	116,123

Balance at end of year	¥(150,256)	¥(282,446)	¥(166,323)

Unrealized gains (losses) on marketable securities:
Balance at beginning of year	¥40,673	¥41,136	¥(4,081)
Change in the current period	463	(45,217)	38,286

Balance at end of year	¥41,136	¥(4,081)	¥34,205

Unrealized gains (losses) on derivative financial instruments:
Balance at beginning of year	¥—	¥(2,914)	¥(2,832)
Cumulative effect of accounting change	(3,606)	—	—
Change in the current period	692	82	1,055

Balance at end of year	¥(2,914)	¥(2,832)	¥(1,777)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	¥(78,603)	¥(105,437)	¥(286,417)
Cumulative effect of accounting change	(3,606)	—	—
Change in the current period	(23,228)	(180,980)	136,620

Balance at end of year	¥(105,437)	¥(286,417)	¥(149,797)

NEC Corporation

Notes to Consolidated Financial statements (continued)

12. Shareholders’ Equity (continued)

(3)	Other comprehensive income (loss) (continued)

Tax effect allocated to each component of other comprehensive income (loss) is as follows:

	Year ended March 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
		(Millions of yen)
2002:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥15,414	¥—	¥15,414
Less: reclassification adjustments for gains realized in net income (loss)	(1,963)	—	(1,963)
Minimum pension liability adjustment	(65,231)	27,397	(37,834)
Unrealized gains (losses) on marketable securities:
Unrealized holding losses arising during period	(62,788)	27,210	(35,578)
Less: reclassification adjustments for losses realized in net income (loss)	62,139	(26,098)	36,041
Unrealized gains (losses) on derivative financial instruments:
Cumulative effect of accounting change	(6,217)	2,611	(3,606)
Net changes in fair value of derivative financial instruments	(420)	176	(244)
Less: reclassification adjustments for losses realized in net income (loss)	1,613	(677)	936

Other comprehensive income (loss)	¥(57,453)	¥30,619	¥(26,834)

2003:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(3,992)	¥—	¥(3,992)
Less: reclassification adjustments for losses realized in net income (loss)	337	—	337
Minimum pension liability adjustment	(227,913)	95,723	(132,190)
Unrealized gains (losses) on marketable securities:
Unrealized holding losses arising during period	(76,758)	31,692	(45,066)
Less: reclassification adjustments for gains realized in net income (loss)	(260)	109	(151)
Unrealized gains (losses) on derivative financial instruments:
Net changes in fair value of derivative financial instruments	(1,350)	567	(783)
Less: reclassification adjustments for losses realized in net income (loss)	1,491	(626)	865

Other comprehensive income (loss)	¥(308,445)	¥127,465	¥(180,980)

NEC Corporation

Notes to Consolidated Financial statements (continued)

12. Shareholders’ Equity (continued)

(3)	Other comprehensive income (loss) (continued)

	Year ended March 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
		(Millions of yen)
2004:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(19,750)	¥—	¥(19,750)
Less: reclassification adjustments for losses realized in net income (loss)	906	—	906
Minimum pension liability adjustment	190,678	(74,555)	116,123
Unrealized gains(losses) on marketable securities:
Unrealized holding gains arising during period	81,587	(33,770)	47,817
Less: reclassification adjustments for gains realized in net income (loss)	(16,432)	6,901	(9,531)
Unrealized gains (losses) on derivative financial instruments:
Net changes in fair value of derivative financial instruments	733	(308)	425
Less: reclassification adjustments for losses realized in net income (loss)	1,087	(457)	630

Other comprehensive income (loss)	¥238,809	¥(102,189)	¥136,620

13. Stock-Based Compensation Plan

(1)	NEC Corporation

NEC Corporation has several stock option plans (the “Plans”) approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock at the approximate market value at the date of grant. The options were fully vested when granted, and are exercisable over a period of four years commencing two years after the date of grant. The Plans provide that options lapse automatically upon the option holder’s death and generally expire one year after termination of service.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. As a result, the Plans are accounted for as variable plans.

During the year ended March 31,2004, NEC Corporation issued shares of common stock at a price less than the current quoted market price and as a result, the exercise prices of the outstanding stock options were adjusted under terms of the Plans. Under SFAS No. 123, the effects of the adjustments are considered to be modifications of the terms of the outstanding options. Accordingly, the pro forma disclosure in Note 2 includes stock-based compensation cost for the incremental fair value, under SFAS No. 123, resulting from such modifications.

NEC Corporation

Notes to Consolidated Financial statements (continued)

13. Stock-Based Compensation Plan (continued)

The stock option activity is as follows:

	Year ended March 31
	2002		2003		2004
		Weighted		Weighted		Weighted
		-average		-average		-average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price	shares	price	shares	price
		(Yen)		(Yen)		(Yen)
Outstanding at beginning of year	301,000	¥3,400	608,000	¥2,630	966,000	¥1,995
Granted	307,000	1,876	358,000	916	313,000	793
Expired	—	—	—	—	(139,000)	3,395
Adjusted	—	—	—	—	—	(46)

Outstanding at end of year	608,000	2,630	966,000	1,995	1,140,000	1,448

Exercisable at end of year	—	—	301,000	3,400	469,000	2,328

The following table summarizes information for options outstanding and exercisable at March 31, 2004:

			Outstanding			Exercisable
				Weighted
				-average	Weighted		Weighted
				remaining	-average		-average
			Number of	contractual	exercise	Number of	exercise
Exercise price range			shares	life	price	shares	price
(Yen)				(Years)	(Yen)		(Yen)
¥769	—	999	671,000	4.72	¥833	—	¥—
1,000	—	1,999	307,000	3.25	1,818	307,000	1,818
2,000	—	3,294	162,000	2.25	3,294	162,000	3,294

¥769	—	3,294	1,140,000	3.97	1,448	469,000	2,328

The weighted-average fair value per option at the date of grant during the years ended March 31, 2002, 2003 and 2004 was ¥451, ¥261 and ¥294, respectively. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended March 31
	2002	2003	2004
Risk-free interest rate	0.43%	0.45%	0.54%
Expected life	4 years	4 years	4 years
Expected volatility	42.60%	47.90%	50.20%
Expected dividend	0.56%	0.95%	0.73%

NEC Corporation

Notes to Consolidated Financial statements (continued)

13. Stock-Based Compensation Plan (continued)

(2)	NEC Electronics Corporation

NEC Electronics Corporation (“NECEL”), a consolidated subsidiary, has a stock option plan approved by the shareholder under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock of NECEL at the approximate market value at the date of grant. The options are vested after two years from the date of grant, and are exercisable over a period of two years.

The stock option activity is as follows:

	Year ended March 31, 2004
		Weighted-average
	Number of shares	exercise price
		(Yen)
Outstanding at beginning of year	—	¥—
Granted	316,500	8,990
Forfeited	(3,000)	8,990

Outstanding at end of year	313,500	8,990

Exercisable at end of year	—	—

The weighted-average remaining contractual life for options outstanding at March 31, 2004 is 3.5 years.

The weighted-average fair value per option at the date of grant during the year ended March 31, 2004 was ¥3,150. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended
March 31, 2004
Risk-free interest rate	0.56%
Expected life	3 years
Expected volatility	52.30%
Expected dividend	0.22%

NEC Corporation

Notes to Consolidated Financial statements (continued)

14. Net Income (Loss) Per Share

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for income (loss) before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income (loss) is as follows:

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Income (loss) before cumulative effect of accounting change available to common shareholders	¥(309,425)	¥(24,558)	¥41,078
Effect of dilutive securities:
Convertible debt	—	—	1,874

Diluted income (loss) before cumulative effect of accounting change	¥(309,425)	¥(24,558)	¥42,952

Cumulative effect of accounting change, net of tax	¥(2,595)	¥—	¥—

Net income (loss) available to common shareholders	¥(312,020)	¥(24,558)	¥41,078
Effect of dilutive securities:
Convertible debt	—	—	1,874

Diluted net income (loss)	¥(312,020)	¥(24,558)	¥42,952

	Year ended March 31
	2002	2003	2004
		(Number of shares)
Weighted-average number of shares of common stock outstanding for the year	1,654,131,607	1,653,389,121	1,735,345,608
Effect of dilutive securities:
Convertible debt	—	—	222,921,899
Stock options	—	—	18,016

Weighted-average number of shares of diluted common stock outstanding for the year	1,654,131,607	1,653,389,121	1,958,285,523

NEC Corporation

Notes to Consolidated Financial statements (continued)

14. Net Income (Loss) Per Share (continued)

	Year ended March 31
	2002	2003	2004
	(Yen)
Per share:
Basic:
Income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	¥23.67
Cumulative effect of accounting change, net of tax	(1.57)	—	—
Net income (loss)	(188.63)	(14.85)	23.67
Diluted:
Income (loss) before cumulative effect of accounting change	(187.06)	(14.85)	21.93
Cumulative effect of accounting change, net of tax	(1.57)	—	—
Net income (loss)	(188.63)	(14.85)	21.93

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

	Year ended March 31
	2002	2003	2004
	(Number of shares)
Convertible debt	220,562,540	220,562,540	—
Stock options	608,000	966,000	827,000

15. Financial Instruments

(1)	Fair value of financial instruments

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

NEC Corporation

Notes to Consolidated Financial statements (continued)

15. Financial Instruments (continued)

(1)	Fair value of financial instruments (continued)

	March 31
	2003		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
		(Millions of yen)
Long-term receivables, trade	¥33,073	¥33,519	¥9,843	¥10,323
Long-term loans	35,496	36,080	24,628	24,627
Long-term debt, including current portion and excluding capital lease obligations	(1,222,991)	(1,230,554)	(1,027,485)	(1,050,976)
Derivatives:
Forward exchange contracts	(458)	(458)	916	916
Interest rate and currency swap agreements	(10,479)	(10,479)	(9,598)	(9,598)
Currency option contracts:
Written	—	—	(86)	(86)
Purchased	—	—	955	955

The fair value of financial instruments at March 31, 2003 and 2004 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. Investments in equity securities, included in investments and advances-other, with an aggregate carrying amount of ¥ 121,410 million and ¥112,223 million at March 31, 2003 and 2004, respectively, consisted of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair value of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows, and the fair value of currency option contracts is estimated using pricing models based upon current market interest and foreign exchange rates and volatilities.

NEC Corporation

Notes to Consolidated Financial statements (continued)

15. Financial Instruments (continued)

(2)	Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company’s policies prohibit holding or issuing derivative financial instruments for trading purposes.

Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company’s operating activities. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. The Company has also entered into currency swap agreements and currency option contracts together with interest rate swap agreements to manage both foreign currency and interest rate risk exposures associated with certain underlying debt. Certain interest rate swap agreements are designated as either a fair value hedge or a cash flow hedge depending on the interest rate characteristics of the underlying debt as discussed below.

Fair Value Hedging Strategy

The interest rate swap agreements utilized by the Company effectively modify the Company’s fixed-rate debt to a floating-rate for the next 4 years. These agreements involve the receipt of fixed rate amounts in exchange for floating-rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Cash Flow Hedging Strategy

The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 5 years. Approximately 10% of the Company’s outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2004.

At March 31, 2004, the Company expects to reclassify ¥563 million of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating-rate debt.

NEC Corporation

Notes to Consolidated Financial statements (continued)

15. Financial Instruments (continued)

(2)	Derivative financial instruments (continued)

For the years ended March 31, 2003 and 2004, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or where the underlying risk did not occur.

The counterparties to the Company’s derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

16. Securitization of Receivables

The Company has several securitization programs under which certain trade receivables, including investment in leases through the date of sale of the Company’s ownership interest in NEL in March 2003, are sold, without recourse, to special purpose entities (“SPEs”). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests.

Under a certain securitization program in Japan, the Company sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of the Company’s financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2002, 2003 and 2004, the Company has recorded losses of ¥871 million, ¥465 million and ¥924 million related to the securitization transactions. Fair value of retained interests at March 31, 2004 is ¥36,440 million, and expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2004 were principally 0.0% to 0.5% and 0.34 % to 3.30%, respectively.

At March 31, 2004, adverse changes of 10% and 20% to the key economic assumptions on the fair value of retained interests have no material impact on carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the trade receivables.

A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2002, 2003 and 2004 was as follows:

NEC Corporation

Notes to Consolidated Financial statements (continued)

16. Securitization of Receivables (continued)

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Proceeds from new securitization	¥1,467,985	¥1,485,588	¥1,425,043
Cash flows received on retained interests	240,355	433,638	467,893

The components of securitized financial assets and other assets managed together at March 31, 2003 and 2004 were as follows:

	March 31
	2003	2004
	(Millions of yen)
Notes and accounts receivable, trade	¥971,605	¥993,289
Less: assets securitized	(117,069)	(127,365)

Assets held in portfolio	¥854,536	¥865,924

At March 31, 2003 and 2004, delinquent amounts from notes and accounts receivable, trade including assets securitized, and net credit losses were insignificant.

17. Research and Development Expenses

Research and development expenses included in selling, general and administrative expenses were ¥333,632 million, ¥296,241 million and ¥256,668 million for the years ended March 31, 2002, 2003 and 2004, respectively.

18. Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥27,709 million, ¥24,310 million and ¥23,452 million for the years ended March 31, 2002, 2003 and 2004, respectively.

NEC Corporation

Notes to Consolidated Financial statements (continued)

19. Stock Issuances by Subsidiaries

NEC Mobiling, Ltd. (“Mobiling”), a consolidated subsidiary which distributes mobile phones and develops software for mobile and wireless communications network systems, sold 2,250,000 shares of common stock at ¥1,692 per share to third parties in a public offering on February 22, 2002, receiving total consideration of ¥3,807 million. At the same time, the Company sold 2,250,000 shares of Mobiling’s common stock to third parties at the same price through the market, and recognized a gain of ¥1,828 million on this transaction. As a result of Mobiling’s public offering, the Company’s ownership interest in Mobiling decreased from 97.72% to 67.11%. However, because the issuance price per share of common stock sold by Mobiling was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Mobiling by ¥1,226 million and recognized a gain for that amount. The Company provided a deferred tax of ¥515 million on such gain.

Certain other consolidated subsidiaries issued new shares of common stock to third parties during the year ended March 31, 2002, receiving aggregate consideration of ¥5,864 million. As a result of the issuance of new shares, the Company’s ownership interest in the consolidated subsidiaries decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiaries was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiaries by ¥3,699 million and recognized gains for that amount. The Company provided deferred tax of ¥1,516 million on such gains.

NEC Fielding, Ltd. (“Fielding”), a consolidated subsidiary which principally provides maintenance services for computers and computer peripheral products, including sales of computer peripheral products, sold 3,700,000 shares of common stock at ¥4,256 per share to third parties in a public offering on September 18, 2002, receiving total consideration of ¥15,747 million. At the same time, the Company sold 3,700,000 shares of Fielding’s common stock to third parties at the same price through the market, and recognized a gain of ¥12,441 million on this transaction. As a result of Fielding’s public offering, the Company’s ownership interest in Fielding decreased from 93.34% to 67.11%. However, because the issuance price per share of common stock sold by Fielding was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Fielding by ¥8,349 million and recognized a gain for that amount. The Company provided a deferred tax of ¥3,381 million on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2003, receiving aggregate consideration of ¥2,176 million. As a result of the issuance of new shares, the Company’s ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiary by ¥1,346 million and recognized a gain for that amount. The Company provided deferred tax of ¥545 million on such gain.

NEC Corporation

Notes to Consolidated Financial statements (continued)

19. Stock Issuances by Subsidiaries (continued)

NEC Electronics Corporation (“NECEL”), a consolidated subsidiary which researches, develops, manufactures, and sells semiconductors (except general purpose DRAM), sold 23,500,000 shares of common stock at ¥3,990 per share to third parties in a public offering on July 24, 2003 receiving total consideration of ¥93,765 million. At the same time, the Company sold 13,500,000 shares of NECEL’s common stock to third parties at the same price through the market, and recognized a gain of ¥16,122 million on this transaction. As a result of NECEL’s public offering, the Company’s ownership interest in NECEL decreased from 100.00% to 70.04%. However, because the issuance price per share of common stock sold by NECEL was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NECEL by ¥20,618 million and recognized a gain for that amount. The Company provided deferred tax of ¥8,350 million on such gain.

NEC System Technology Ltd. (“NECST”), a consolidated subsidiary which develops software, sold 3,500,000 shares of common stock at ¥3,780 per share to third parties in a public offering on September 12, 2003, receiving total consideration of ¥13,230 million. At the same time, the Company sold 3,680,000 shares of NECST’s common stock to third parties at the same price through the market, and recognized a gain of ¥10,313 million on this transaction. As a result of NECST’s public offering, the Company’s ownership interest in NECST decreased from 95.34% to 66.67%. However, because the issuance price per share of common stock sold by NECST was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NECST by ¥6,658 million and recognized a gain for that amount. The Company provided deferred tax of ¥2,697 million on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2004, receiving aggregate consideration of ¥1,025 million. As a result of the issuance of new shares, the Company’s ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiary by ¥97 million and recognized a gain for that amount. The Company provided deferred tax of ¥41 million on such gain.

NEC Corporation

Notes to Consolidated Financial statements (continued)

20. Other Income and Expenses

The principal components of other income and expenses for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Interest, gain on securities sold, dividends and other:
Interest and dividend income	¥15,754	¥18,396	¥15,987
Gain on sale of investments in securities	32,900	68,619	27,727
Gain on sale of property, plant and equipment	12,063	9,346	25,925
Other	42,920	35,100	26,868

	¥103,637	¥131,461	¥96,507

Other expenses:
Net foreign exchange loss	¥11,132	¥14,359	¥15,611
Restructuring charges	285,914	55,407	17,162
Amortization of goodwill	8,360	—	—
Loss on sale or disposal of property, plant and equipment	17,423	17,059	18,656
Loss on sale or impairment of marketable securities and other investments	85,640	35,208	13,549
Other	60,909	60,739	56,951

	¥469,378	¥182,772	¥121,929

Impairment losses of marketable securities, included in loss on sale or impairment of marketable securities and other investments, for the years ended March 31, 2002, 2003 and 2004 were ¥56,547 million, ¥27,474 million and ¥1,203 million, respectively.

During the year ended March 31, 2002, the Company implemented plans to reorganize and restructure the manufacturing operations of IT Solutions business, Network Solutions business and Electron Devices business. This included the closure or consolidation of plants, a downsizing of the workforce and an exiting or termination of certain product lines. In addition, an impairment loss was recognized for certain machinery, equipment and intangible assets related to the aforementioned businesses and product lines. As a result of the above restructuring, the Company incurred a restructuring charge of ¥285,914 million for fiscal 2002. The restructuring charge consisted of losses of ¥202,940 million on disposal and impairment related to buildings, machinery and equipment, and on disposal and write-down related to inventories, personnel costs of ¥46,686 million for the reduction of approximately 13,000 employees, which excludes employees who left through normal attrition, and others of ¥36,288 million. The impairment loss for buildings and machinery and equipment was ¥108,778 million, and the impairment loss for intangible assets was ¥10,488 million. Prior to March 31, 2002, the Company had paid personnel costs of ¥43,752 million. At March 31, 2002, unpaid termination benefits approximated ¥2,934 million.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

20.	Other Income and Expenses (continued)

During the year ended March 31, 2003, the Company implemented restructuring activities including workforce reductions and rationalization of production facilities in IT Solutions business, Network Solutions business and Electron Devices business. As a result, the Company incurred restructuring charges of ¥55,407 million. These charges primarily consisted of loss on disposal and write-down of assets of ¥23,435 million, personnel costs of ¥19,481 million for reduction of approximately 5,400 employees, which excludes employees who left through normal attrition, and others of ¥12,491 million. Prior to March 31, 2003, the Company had paid personnel costs of ¥19,052 million. At March 31, 2003, unpaid termination benefits approximated ¥429 million.

During the year ended March 31, 2004, the Company implemented restructuring activities in the area of systems integration, computer platforms, broadband, mobile, and others. The area of computer platforms and others primarily implemented workforce reductions. The area of systems integration and broadband primarily implemented disposal of facilities. The area of mobile primarily implemented workforce reductions and disposal of facilities. As a result, the Company incurred a restructuring charge of ¥17,162 million. The charge consisted of losses on disposal and write-down of assets of ¥6,691 million, personnel costs of ¥7,302 million for the reduction of approximately 1,000 employees, which excludes employees who left through normal attrition, and others of ¥3,169 million. The charge for the IT Solutions business consisted of losses on disposal and write-down of assets of ¥2,535 million, personnel costs of ¥1,520 million for the reduction of employees, and others of ¥638 million. The charge for the Network Solutions business consisted of losses on disposal and write-down of assets of ¥4,156 million, personnel costs of ¥2,393 million for the reduction of employees, and others of ¥2,531 million. The charge for the Others primarily consisted of personnel costs of ¥3,389 million for the reduction of employees. Most of these restructuring activities were completed in the year ended March 31, 2004 and a part of the activities are expected to complete in the year ending March 31, 2005. Prior to March 31, 2004, the Company had paid personnel costs of ¥6,789 million and other costs of ¥2,639 million. At March 31, 2004, unpaid termination benefits and unpaid other associated costs approximated ¥1,472 million.

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

NEC Corporation

Notes to Consolidated Financial Statements (continued)

21.	Leasing Arrangements (continued)

(1)	Equipment leasing (continued)

The cost of equipment under operating leases at March 31, 2003 and 2004 was ¥41,389 million and ¥35,256 million, respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2003 and 2004 was ¥32,784 million and ¥26,522 million, respectively.

For the year ended March 31, 2002, the Company had lease transactions as a lessor for equipment under finance and operating lease arrangements with terms principally from 3 to 6 years.

Future minimum lease payments from non-cancelable operating leases at March 31, 2004 are ¥2,566 million and ¥239 million for the years ending March 31, 2005 and 2006, respectively.

(2)	Lease of facilities and equipment

The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was ¥75,432 million and ¥78,897 million at March 31, 2003 and 2004, respectively. Accumulated depreciation of the leased assets at March 31, 2003 and 2004 was ¥29,881 million and ¥47,877 million, respectively. At March 31, 2004, approximately 50% of the capital lease transactions were with NEL.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2004:

Year ending March 31:	(Millions of yen)
2005	¥15,956
2006	13,102
2007	9,500
2008	6,290
2009	1,315
2010 and thereafter	2,118

Total minimum lease payments	48,281
Less – amount representing interest	(2,799)

Present value of net minimum lease payments	45,482
Less – current obligation	(13,991)

Long-term lease obligation	¥31,491

NEC Corporation

Notes to Consolidated Financial Statements (continued)

21.	Leasing Arrangements (continued)

(2)	Lease of facilities and equipment (continued)

During the year ended March 31, 2003, the Company sold certain land, buildings, facilities and equipment for ¥22,582 million, and leased them back from the purchaser over periods of 12.5 years. The resulting leases were classified as operating leases. Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were ¥111,975 million, ¥130,151 million and ¥142,334 million for the years ended March 31, 2002, 2003 and 2004, respectively.

Future minimum rental payments are as follows:

Year ending March 31:	(Millions of yen)
2005	¥33,255
2006	24,767
2007	13,441
2008	9,104
2009	8,170
2010 and thereafter	44,746

22.  Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment are ¥ 55,721 million.

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

NEC Corporation

Notes to Consolidated Financial Statements (continued)

22. Commitments and Contingent Liabilities (continued)

Maximum potential future payments, term and collateral of guarantees at March 31, 2004 were summarized as follows:

	Maximum
	potential
	future
	payments	Term	Collateral
	(Millions of yen)	(Years)	(Millions of yen)
Affiliated company bank loans	¥29,877	1-9	¥—
Employee mortgage loans	25,926	1-20	—
Customer financial arrangements	26,065	1-10	6,485
Lease – residual value guarantees	10,413	1-7	—
Other	5,600	5	—

The Company’s guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company’s financial position or results of operations.

The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2004 would not have a material effect on the Company’s financial position or results of operation.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

23.	Segment Information

(1)	Business segments

The Company has the following reportable segments: IT Solutions business, Network Solutions business and Electron Devices business. IT Solutions business develops, designs, manufactures and markets computer systems which include systems integration including outsourcing, software such as operating systems and middleware, computer platforms such as servers, workstations and storage systems, and personal solutions such as personal computers and Internet services “BIGLOBE.” Network Solutions business develops, designs, manufactures and markets mobile Internet solution systems including 3rd generation (“3G”) mobile communication systems and mobile handsets, broadband Internet solution systems including access systems such as ADSL, IP switches and VoIP systems, and social infrastructure systems including broadcast systems, satellite equipment and network management systems. Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories, displays such as color LCDs and plasma display panels, and electronic components such as capacitors and relays. Included under Others are businesses which develop, design, manufacture and market manufacturing equipment for semiconductors and LCD projectors, and provide construction services for information and network systems.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

(1)	Business segments (continued)

In March 2003, the Company sold a part of its interest in NEC Leasing Ltd. (“NEL”), resulting in its deconsolidation. Operating results for NEL which has been a separate reportable segment are shown through the date of disposition.

a.	Sales

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Sales:
IT Solutions business:
External customers	¥2,053,510	¥1,911,304	¥1,925,223
Intersegment	155,583	171,320	173,669

Total	2,209,093	2,082,624	2,098,892
Network Solutions business:
External customers	1,866,654	1,473,225	1,678,955
Intersegment	90,515	103,108	96,769

Total	1,957,169	1,576,333	1,775,724
Electron Devices business:
External customers	694,587	842,484	829,958
Intersegment	148,291	94,235	102,215

Total	842,878	936,719	932,173
Others:
External customers	423,932	437,245	472,685
Intersegment	210,846	224,449	207,200

Total	634,778	661,694	679,885
Eliminations	(589,132)	(579,867)	(579,853)

Electronics business total	5,054,786	4,677,503	4,906,821
Leasing business:
External customers	62,339	30,777	—
Intersegment	9,420	7,445	—

Total	71,759	38,222	—
Eliminations	(25,523)	(20,690)	—

Consolidated total	¥5,101,022	¥4,695,035	¥4,906,821

NEC Corporation

Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

(1)	Business segments (continued)

b.	Segment profit or loss

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Segment profit (loss):
IT Solutions business	¥75,390	¥105,815	¥91,782
Network Solutions business	53,447	34,284	67,869
Electron Devices business	(148,159)	(2,282)	54,287
Others	2,988	14,838	10,711

Total	(16,334)	152,655	224,649
Eliminations	(3,357)	156	(1,559)
Unallocated corporate expenses	(39,750)	(38,486)	(40,392)

Electronics business total	(59,441)	114,325	182,698

Leasing business	6,306	8,154	—
Eliminations	(2,387)	(1,590)	—

	(55,522)	120,889	182,698
Other income	110,390	153,597	150,315
Other expenses	(516,051)	(212,990)	(172,467)

Consolidated income (loss) before income taxes	¥(461,183)	¥61,496	¥160,546

c.	Assets

	March 31
	2002	2003	2004
		(Millions of yen)
Total assets:
IT Solutions business	¥1,031,523	¥989,385	¥957,492
Network Solutions business	1,181,781	1,011,997	1,015,899
Electron Devices business	1,046,265	1,109,312	1,089,228
Others	779,106	667,675	587,753

Total	4,038,675	3,778,369	3,650,372
Eliminations	(233,477)	(241,212)	(183,418)
Corporate assets	658,673	566,143	577,388

Electronics business total	4,463,871	4,103,300	4,044,342
Leasing business	662,143	–	—
Eliminations	(115,131)	–	—

Consolidated total	¥5,010,883	¥4,103,300	¥4,044,342

Others at March 31, 2002 include the investment in NEL accounted for by the equity method, although NEL was consolidated as of March 31, 2002.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

(1)	Business segments (continued)

d.	Other significant items

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Depreciation:
IT Solutions business	¥32,719	¥33,195	¥30,322
Network Solutions business	35,760	30,675	26,217
Electron Devices business	135,737	107,983	93,948
Others	11,390	8,503	15,134

Total	215,606	180,356	165,621
Corporate	17,526	14,168	13,093

Electronics business total	233,132	194,524	178,714
Leasing business	1,606	1,070	—

Consolidated total	¥234,738	¥195,594	¥178,714

Capital expenditures for segment assets:
IT Solutions business	¥34,576	¥26,754	¥10,077
Network Solutions business	46,689	13,735	12,128
Electron Devices business	96,558	111,447	124,176
Others	6,726	15,691	22,047

Total	184,549	167,627	168,428
Corporate	13,953	10,807	5,529

Electronics business total	198,502	178,434	173,957
Leasing business	1,565	300	—

Consolidated total	¥200,067	¥178,734	¥173,957

Intersegment transfers are made at arm’s-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any reportable segment. Corporate assets consist primarily of cash and cash equivalents, buildings and deferred tax assets maintained for general corporate purposes. The capital expenditures represent the additions to property, plant and equipment of each segment.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

23.	Segment Information (continued)

(2)	Geographic information

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2002, 2003 and 2004 and long-lived assets at March 31, 2002, 2003 and 2004 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	Year ended March 31
	2002	2003	2004
		(Millions of yen)
Net sales:
Japan	¥4,230,278	¥3,879,454	¥3,889,854
All foreign countries	870,744	815,581	1,016,967

Total	¥5,101,022	¥4,695,035	¥4,906,821

Geographic profit (loss):
Japan	¥(16,854)	¥118,277	¥169,773
All foreign countries	(38,668)	2,612	12,925

Total	¥(55,522)	¥120,889	¥182,698

	March 31
	2002	2003	2004
		(Millions of yen)
Long-lived assets:
Japan	¥1,132,400	¥1,014,995	¥964,221
All foreign countries	113,854	90,488	63,916

Total	¥1,246,254	¥1,105,483	¥1,028,137

There are no sales or long-lived assets in foreign countries which are individually material. Transfers between geographic areas are made at arm’s-length prices.

(3)	Major customers

Sales to one customer accounted for approximately 16.0%, 13.9% and 16.3% of consolidated sales for the years ended March 31, 2002, 2003 and 2004, respectively.

NEC Corporation

Notes to Consolidated Financial Statements (continued)

24. Subsequent Events

On May 27, 2004, NECEL issued convertible bonds of ¥110,000,000,000 (the “Bonds”) including an additional ¥10,000,000,000 principal amount pursuant to the over-allotment option, at an offer price of 102.5%. The Bonds were issued in denomination of ¥10,000,000 with a stock acquisition right exercisable on and after June 10, 2004 up to May 24, 2011. The initial conversion price is ¥9,860 per share, subject to adjustment in certain events such as a stock split or consolidation of stock.

As a result of the resolution at a meeting of the Board of Directors on April 22, 2004, the Company redeemed in whole its Unsecured Subordinated Debentures due 2021 on June 21, 2004 in accordance with the terms and conditions thereof. The redemption price was ¥100,001 million and dividends of ¥1,271 million were paid to the redemption date.

The shareholders, at June 22, 2004 Ordinary General Meetings of Shareholders, approved the payment of a cash dividend of ¥3 per share, aggregating ¥5,781 million, for the year ended March 31, 2004, which has been reflected in the consolidated financial statements.

SCHEDULE II

NEC Corporation

Valuation and Qualifying Accounts

	Balance at	Charged to
	beginning of	costs and			Balance at end
	period	expenses	Deductions		of period
	(Millions of yen)
Year ended March 31, 2002:
Allowance for doubtful notes and accounts	¥27,199	¥7,968	¥2,992	(1)	¥32,175

Year ended March 31, 2003:
Allowance for doubtful notes and accounts	¥32,175	¥4,040	¥3,664	(1)	¥32,551

Year ended March 31, 2004:
Allowance for doubtful notes and accounts	¥32,551	¥(2,067)	¥5,265	(1)	¥25,219

Note

(1)	Principally accounts written off, translation adjustments and reversal of allowance for doubtful notes and accounts.

Consolidated Financial Statements

Elpida Memory, Inc.

At March 31, 2003 and 2004 and
Years ended March 31, 2002, 2003 and 2004

Elpida Memory, Inc.

Consolidated Financial Statements

At March 31, 2003 and 2004 and
Years ended March 31, 2002, 2003 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Elpida Memory, Inc.

We have audited the accompanying consolidated balance sheet of Elpida Memory, Inc. (the “Company”) as of March 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elpida Memory, Inc. at March 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon

Tokyo, Japan
May 30, 2003
     Except for Note 2, as to which the date is
     March 24, 2004

Elpida Memory, Inc.

Consolidated Balance Sheets

	March 31
	2003	2004
		(Unaudited)
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥4,573	¥110,555
Accounts receivable, trade:
Related party	1,255	8,753
Other	6,911	18,053
Accounts receivable, other Related party	6,098	262
Other	1,938	6,168
Allowance for doubtful accounts	(18)	(32)
Inventories	7,721	24,437
Prepaid expenses and other current assets	152	350

Total current assets	28,630	168,546
Property, plant and equipment at cost	64,122	139,767
Accumulated depreciation	(3,204)	(15,485)

	60,918	124,282
License fees and other intangibles	2,873	2,669
Software costs	3,868	4,632
Other assets	458	324

	7,199	7,625

	¥96,747	¥300,453

	March 31
	2003	2004
		(Unaudited)
	(Millions of yen)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	¥12,102	¥6,739
Current portion of obligation under capital leases	1,790	19,239
Current portion of long-term debt	—	6,216
Accounts payable, trade:
Related party	13,188	8,424
Other	9,795	16,127
Accounts payable, other:
Related party	3,048	8,127
Other	8,622	52,611
Accrued income taxes	215	504
Accrued expenses and other current liabilities	2,228	11,332

Total current liabilities	50,988	129,319
Long-term liabilities:
Obligation under capital leases	2,963	42,634
Long-term debt	—	46,184
Accounts payable, other	2,297	1,641
Other	161	1,525

	5,421	91,984
Commitments
Shareholders’ equity:
Common stock:
Authorized 2003 – 6,160,000 shares
2004 – 200,000,000 shares
Issued 2003 – 1,040,000 shares	43,778
2004 – 28,400,000 shares		53,279
Class A stock:
Authorized and issued 2003 – 880,000 shares	22,000
2004 –17,600,000 shares		22,000
Class B stock:
Authorized and issued 2004 – 4,480,000 shares	—	5,600
Class C stock:
Authorized and issued 2004 – 8,698,000 shares	—	10,872
Class D stock:
Authorized and issued 2004 – 5,436,400 shares	—	6,795
Additional paid-in capital	29,294	61,681
Accumulated deficit	(54,591)	(80,369)
Accumulated other comprehensive income (loss)	(143)	(708)

	40,338	79,150

	¥96,747	¥300,453

See notes to consolidated financial statements.

Elpida Memory, Inc.

Consolidated Statements of Operations

	Year ended March 31
	2002	2003	2004
	(Unaudited)		(Unaudited)
	(Millions of yen)
Net sales	¥86,682	¥67,379	¥103,031
Operating costs and expenses:
Cost of sales	83,001	59,441	99,030
Research and development	22,533	20,330	20,890
Selling, general and administrative expenses	9,384	10,498	8,152
Impairment loss on goodwill	1,139	—	—

Total	116,057	90,269	128,072

Loss from operations	(29,375)	(22,890)	(25,041)
Interest income	—	49	28
Interest expense	(299)	(190)	(759)
Foreign exchange gains (losses)	(247)	1,152	256
Governmental grants	—	—	1,800
Other income (expense), net	(1,110)	99	(151)

Loss before income taxes	(31,031)	(21,780)	(23,867)
Provision for income taxes:
Current	113	268	976
Deferred	8	406	935

	121	674	1,911

Net loss	¥(31,152)	¥(22,454)	¥(25,778)

See notes to consolidated financial statements.

Elpida Memory, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

	Year ended March 31
	2002		2003		2004
	(Unaudited)				(Unaudited)
	(Millions of yen)
Common stock:
Balance at beginning of year	¥1,523		¥36,278		¥43,778
Issuance of stock	35,000		7,500		9,501
Stock issuance costs	(245)		—		—

Balance at end of year	¥36,278		¥43,778		¥53,279

Class A stock:
Balance at beginning of year	¥—		¥—		¥22,000
Issuance of stock	—		22,000		—

Balance at end of year	¥—		¥22,000		¥22,000

Class B stock:
Balance at beginning of year	¥—		¥—		¥—
Issuance of stock	—		—		5,600

Balance at end of year	¥—		¥—		¥5,600

Class C stock:
Balance at beginning of year	¥—		¥—		¥—
Issuance of stock	—		—		10,872

Balance at end of year	¥—		¥—		¥10,872

Class D stock:
Balance at beginning of year	¥—		¥—		¥—
Issuance of stock	—		—		6,795

Balance at end of year	¥—		¥—		¥6,795

Additional paid-in capital:
Balance at beginning of year	¥—		¥—		¥29,294
Issuance of stock	—		29,500		32,768
Stock issuance costs	—		(206)		(381)

Balance at end of year	¥—		¥29,294		¥61,681

Accumulated deficit:
Balance at beginning of year	¥(985)		¥(32,137)		¥(54,591)
Net loss	(31,152)	¥(31,152)	(22,454)	¥(22,454)	(25,778)	¥(25,778)

Balance at end of year	¥(32,137)		¥(54,591)		¥(80,369)

Accumulated other comprehensive income (loss):
Balance at beginning of year	¥72		¥6		¥(143)
Foreign currency translation adjustments		(66)		(149)		(212)
Unrealized losses on derivative financial instruments		—		—		(353)

Other comprehensive loss	(66)	(66)	(149)	(149)	(565)	(565)

Comprehensive loss		¥(31,218)		¥(22,603)		¥(26,343)

Balance at end of year	¥6		¥(143)		¥(708)

See notes to consolidated financial statements.

Elpida Memory, Inc.

Consolidated Statements of Cash Flows

	Year ended March 31
	2002	2003	2004
	(Unaudited)		(Unaudited)
	(Millions of yen)
Cash flows from operating activities
Net loss	¥(31,152)	¥(22,454)	¥(25,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	960	3,336	15,820
Loss on sales and disposal of property, plant and equipment, net		3	62
Deferred taxes	8	406	935
Write-off of goodwill	1,139	—	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, trade	140	9,980	(19,601)
(Increase) decrease in accounts receivable, other	(685)	(7,132)	1,606
(Increase) decrease in inventories	7,347	(1,225)	(16,804)
(Increase) decrease in prepaid expenses and other current assets	970	(65)	(132)
Increase (decrease) in accounts payable, trade	(8,250)	(3,151)	2,269
Increase (decrease) in accounts payable, other	(255)	578	(124)
Increase (decrease) in accrued expenses and other current liabilities	(52)	(247)	8,298
Other, net	374	(630)	1,301

Net cash used in operating activities	(29,456)	(20,601)	(32,148)
Cash flows from investing activities
Proceeds from sales of property, plant and equipment	2	17	206
Additions to property, plant and equipment	(7,678)	(45,342)	(47,749)
Addition to license fees and other intangibles	—	—	(231)
Additions to software costs	(1,079)	(2,154)	(1,912)
Other, net	—	171	(570)

Net cash used in investing activities	(8,755)	(47,308)	(50,256)
Cash flows from financing activities
Net increase (decrease) in short-term borrowings	6,483	4,830	(5,333)
Proceeds from long-term debt	—	—	52,304
Proceeds from sale and leaseback transaction	317	4,677	84,555
Repayments of lease obligation	—	(241)	(7,280)
Distribution to shareholders	—	—	(810)
Proceeds from issuance of common stock	34,755	14,948	18,891
Proceeds from issuance of Class A stock	—	43,846	—
Proceeds from issuance of Class B stock	—	—	11,135
Proceeds from issuance of Class C stock	—	—	21,618
Proceeds from issuance of Class D stock	—	—	13,511

Net cash provided by financing activities	41,555	68,060	188,591
Effect of exchange rate changes on cash and cash equivalents	(128)	(11)	(205)

Net increase in cash and cash equivalents	3,216	140	105,982
Cash and cash equivalents at beginning of year	1,217	4,433	4,573

Cash and cash equivalents at end of year	¥4,433	¥4,573	¥110,555

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	¥332	¥193	¥742
Income taxes	63	198	644
Non-cash investing transaction Property, plant and equipment acquired under capital leases	317	4,821	64,400

See notes to consolidated financial statements.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements

March 31, 2004

The data in the following footnotes as of and for the years ended March 31, 2002 and 2004 is unaudited.

1. Significant Accounting Policies

Elpida Memory, Inc. (“Elpida”) was established in December 1999 as a joint venture owned 50% each by NEC Corporation (“NEC”) and HITACHI, Ltd. (“HITACHI”). Elpida Memory, Inc. and its subsidiaries (the “Company”) develop, design, manufacture and sell dynamic random access memories (“DRAMs”). The Company also purchases DRAM products and semifinished components from NEC, HITACHI and their affiliates.

Elpida and its domestic subsidiary maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries and affiliated company in conformity with those of the countries in which such subsidiaries and affiliated company are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments and reclassifications were not recorded in the statutory books of account.

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

Consolidation

The consolidated financial statements of the Company include the accounts of Elpida and its subsidiaries. All significant intercompany transactions and accounts are eliminated.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (continued)

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

The Company’s foreign subsidiaries use the local currencies as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders’ equity.

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

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (continued)

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

Impairment of long-lived assets

Long-lived assets to be held and used, including license fees and other intangibles, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

License fees and other intangibles

Intangible assets with finite lives consist primarily of license fees, and are amortized on a straight-line basis over the contractual periods, which are principally 2 — 8 years.

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

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (continued)

Stock-based compensation

At March 31, 2004, the Company has a stock-based compensation plan, which is described more fully in Note 10. The Company accounts for that plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

Year ended
March 31, 2004
(Millions of yen)
Net loss, as reported	¥(25,778)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(4,861)

Pro forma net loss	¥(30,639)

Revenue recognition

Revenue from sales of products is recognized when the products are shipped.

Derivative financial instruments

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

1. Significant Accounting Policies (continued)

Reclassification

Certain amounts in the consolidated financial statements for the years ended March 31, 2002 and 2003 have been reclassified to conform to the 2004 presentation.

2. Reorganization

Prior to March 24, 2004, the Company owned a 20% interest in Elpida Memory (U.S.A.) Inc., (“Elpida (U.S.A.)”) and accounted for such investment using the equity method. NEC and HITACHI each owned a 40% interest in Elpida (U.S.A.) through their subsidiaries.

On March 24, 2004, NEC and Hitachi transferred their interests in Elpida (U.S.A.) to the Company. Because there was no effective change in ownership, this transfer was accounted for similar to a combination of entities under common control and therefore, all assets and liabilities of Elpida (U.S.A.) were recorded at their historical book value. The accompanying financial statements are based on the assumption that the companies were combined, and financial statements of prior years have been restated to give effect to the combination.

Summarized results of operations of Elpida (U.S.A.) for the year ended March 31, 2004 are as follows:

(Millions of yen)
Net sales	¥33,277
Income before income taxes	1,437
Net income	864

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

2. Reorganization (continued)

Following is a reconciliation of the amounts of net sales and net income previously reported for the years ended March 31, 2002, and 2003 with restated amounts

	Year ended March 31
	2002	2003
	(Millions of yen)
Net sales
As previously reported	¥78,271	¥63,235
Elpida (U.S.A)	34,328	23,734
Elimination of intercompany transactions	(25,917)	(19,590)

As restated	¥86,682	¥67,379

Net income (loss)
As previously reported	¥(30,861)	¥(22,621)
Elpida (U.S.A)	(638)	438
Elimination of intercompany transaction	347	(271)

As restated	¥(31,152)	¥(22,454)

Prior to March 24, 2004, Elpida and Elpida (U.S.A.), in the normal course of business, entered into certain transactions for the purchase and sale of DRAM products. These intercompany transactions have been eliminated in the accompanying consolidated financial statements.

3. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	March 31
	2003	2004
	(Millions of yen)
Finished products	¥5,194	¥6,533
Work in process and semifinished components	2,268	16,031
Raw materials and Supplies	259	1,873

	¥7,721	¥24,437

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

4. Property, Plant and Equipment

		March 31
	Depreciable Lives	2003	2004
		(Millions of yen)
Buildings and improvements	3–60 years	¥15,081	¥16,312
Machinery and equipment	2–7 years	44,909	109,371
Vehicle and tools	2–15 years	1,757	4,021
Construction in progress		2,375	10,063

		¥64,122	¥139,767

5. License Fees and Other Intangibles

License fees and other intangibles subject to amortization at March 31, 2003 and 2004 consisted of the following:

	March 31
	2003		2004
	Gross carrying	Accumulated	Gross carrying	Accumulated
	Amount	amortization	amount	amortization
	(Millions of yen)
License fees	¥1,358	¥—	¥1,791	¥658
Other	1,515	—	3,334	1,798

	¥2,873	¥—	¥5,125	¥2,456

The estimated amortization expense for the next five years is follows:

Year ending March 31:	(Millions of yen)
2005	¥1,087
2006	576
2007	523
2008	476
2009	7

6. Software Costs

Accumulated depreciation of internal use software at March 31, 2003 and 2004 was ¥1,035 million and ¥2,182 million, respectively. Depreciation expense for internal use software for the years ended March 31, 2002, 2003 and 2004 was ¥393 million, ¥620 million and ¥ 1,287 million, respectively.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

7. Short-Term Borrowings and Long-term Debt

Short-term borrowings principally consist of short-term bank loans. The weighted average interest rate per annum on short-term borrowings outstanding at March 31, 2003 and 2004 was 1.08% and 1.1%, respectively.

Long-term debt at March 31, 2004 was as follows:

(Millions of yen)
Borrowings from banks and financial institutions, due 2004 to 2007 with average interest rate of 0.9%	¥42,400
0.24% unsecured yen bonds due June 2006	10,000

52,400
Less – portion due within one year	6,216

¥46,184

Certain of the Company’s borrowing arrangements have restrictive debt covenants. The most restrictive covenant would require the Company to have at least ¥60,800 million of shareholders’ equity and maintain a certain level of income. Failure to comply with those covenants would require the repayment of ¥27,400 million of borrowing and prohibit enters into any new arrangements.

Annual maturities of long-term debt are summarized as follows:

Year ending March 31:	(Millions of yen)
2005	¥ 6,216
2006	10,956
2007	35,228

The Company maintains bank overdraft provisions and credit lines of ¥49,500 million with five banks. At March 31, 2004, the unused line of credit was ¥44,500 million with commitment fees which are 0.25% to 0.3% of contract credit line or 0.3% to 0.5% of unused credit line per annum. These programs have certain covenants which require the Company to maintain certain levels of net assets, net income or liquidity.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, result in a normal statutory tax rate in Japan of approximately 42% for the years ended March 31, 2002, 2003 and 2004. Certain changes in the tax regulations enacted in March 2003 reduced the statutory tax rate to approximately 40%, effective April 1, 2004.

For the years ended March 31, 2002, 2003 and 2004, the significant reconciling item between the reported income tax expense and the amount of tax benefit computed by multiplying the loss before income taxes by the applicable normal statutory tax rate was the provision for a valuation allowance.

The significant components of deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	March 31
	2003	2004
	(Millions of yen)
Deferred tax assets:
Net operating loss carryforwards	¥21,274	¥33,774
Loss on inventory valuation	607	—
Other	884	1,279

	22,765	35,053
Less: valuation allowance	(22,747)	(33,963)
Deferred tax liabilities:
Depreciation	(10)	(1,954)
Other	—	(43)

	(10)	(1,997)

Net deferred tax assets (liabilities)	¥8	¥(907)

The valuation allowance shown above reflects the Company’s on going assessment regarding the realizability of deferred tax assets. While these assets are not assured of realization, the balance of the deferred tax assets is considered realizable based on future taxable income and existing taxable temporary differences. The net change in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 was an increase of ¥13,326 million, ¥9,421 million and ¥11,216 million, respectively.

At March 31, 2004, the Company had operating loss carryforwards of approximately ¥82,997 million of which ¥80,944 million relates to Elpida and its domestic subsidiary and will expire during the period from 2006 through 2011. The reminder of ¥2,053 million relates to its foreign subsidiaries and, except for ¥1,595 million with no expiration date, will expire through 2013.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

9. Shareholders’ Equity

Classes of stock

Class A stock has voting rights. Each share is currently convertible into one share of common stock of Elpida at the option of holders on and after November 13, 2002. Dividends on Class A stock are subordinated to dividends on common stock of Elpida. When annual dividends or interim dividends per share of common stock are less than ¥10 per share or ¥5 per share, respectively, no dividend on Class A stock can be paid. When annual dividends or interim dividends are higher than such per share amounts, dividends on Class A stock would be paid with a limitation of ¥10 per share for annual dividends and ¥5 per share for interim dividends.

Class B stock is non-voting and has certain veto rights pursuant to the articles of incorporation, which expire on the effective date of an initial listing of shares of the Elpida’s common stock on the Tokyo Stock Exchange. Annual or interim dividends, if any, to Class B shareholders are pari passu with common, Class C and Class D shareholders. When Elpida makes a liquidation distribution out of residual assets, it shall make such distribution to Class B shareholders pari passu with common shareholders on a pro rata basis but subordinated to Class C and Class D shareholders. Under the articles of incorporation, Class B shareholders may convert their shares into common stock in whole or in part at any time, Class B shareholders have agreed to exercise their conversion right only after the listing date. Elpida’s board of directors may require holders of Class B stock to convert such shares to common stock on any date on or after the second anniversary of the listing date. The number of shares of common stock to be issued upon conversion shall be calculated by dividing ¥2,500 per share (subject to appropriate adjustment in the case of share split, share consolidation or similar event of Class B stock) by the Class B conversion price. The Class B conversion price is ¥2,500 and shall be adjusted appropriately when there is an issuance or a disposal of shares of new common stock or convertible stock at a consideration per share less than the current Class B conversion price.

Class C shareholders have no voting privileges. Annual or interim dividends, if any, are pari passu among Common, Class B and Class D shareholders. When Elpida makes a liquidation distribution out of residual assets, it shall make such distribution to Class C shareholders prior to the distribution to Common, Class A and Class B shareholders but after Class D shareholders. Class C stock shall be automatically converted into shares of common stock on the listing date. The method of calculating the number of shares of common stock to be issued upon conversion is the same as those for Class B stock described above.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

9. Shareholders’ Equity (continued)

Classes of stock (continued)

Class D shareholders have no voting privileges. Annual or interim dividends, if any, are pari passu among common, Class B and Class C shareholders. When Elpida makes a liquidation distribution out of residual assets, it shall make such distribution to Class D shareholders prior to the distribution to common and all other classes shareholders. All shares of Class D stock shall be automatically converted into shares of common stock on the listing date. The method of calculating the number of shares of common stock to be issued upon conversion is the same as those for Class B stock described above.

Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by Elpida be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. The amount of retained earnings available for dividends is based on Elpida’s retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

Other comprehensive income (loss)

The Company does not recognize a tax effect on foreign currency translation adjustments because the investment in subsidiaries is essentially permanent in duration.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

9. Shareholders’ Equity (continued)

Other comprehensive income (loss) (continued)

Change in accumulated other comprehensive income (loss) for the years ended March 31, 2003 and 2004 was as follows:

	Year ended March 31
	2003	2004
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥6	¥(143)
Change in the current period	(149)	(212)

Balance at end of year	¥(143)	¥(355)

Unrealized losses on derivative financial instruments:
Balance at beginning of year	¥—	¥—
Change in the current period	—	(353)

Balance at end of year	¥—	¥(353)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	¥6	¥(143)
Change in the current period	(149)	(565)

Balance at end of year	¥(143)	¥(708)

10. Stock-Based Compensation Plan

On March 23, 2004, the Company established a stock option plan (the “Plan”) approved by the shareholders under which options were granted to directors, corporate officers, certain upper-level employees and corporate auditors of Elpida and a certain subsidiary to purchase shares of common stock of Elpida at the approximate market value at the date of grant. The options were vested at the date of grant, and are exercisable over a period of seven years.

The stock option activity for the year ended March 31, 2004 was as follows:

		Weighted-average
	Number of	exercise price
	shares	per share
		(Yen)
Outstanding at beginning of year	—	¥—
Granted	3,230,000	2,500

Outstanding at end of year	3,230,000	¥2,500

Exercisable at end of year	—	¥—

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation Plan (continued)

The weighted-average remaining contractual life for options outstanding at March 31, 2004 is seven years.

The weighted-average fair value per share at the date of grant during the year ended March 31, 2004 was ¥1,505. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Risk-free interest rate	0.74%
Expected life	4.81 years
Expected volatility	75.9%
Expected dividend	—%

11. Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses. Shipping and handling costs for the years ended March 31, 2002, 2003 and 2004 was ¥1,029 million, ¥743 million and ¥776 million, respectively.

12. Financial Instruments and Risk Concentration

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, accrued income taxes, and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amount and estimated fair value of other financial instruments at March 31, 2003 and 2004 were as follows:

	March 31
	2003		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term debt, including current portion	¥—	¥—	¥52,400	¥52,220
Derivatives:
Forward exchange contracts	(20)	(20)	5,054	5,054
Interest rate swap agreements	—	—	(353)	(353)

The fair value of forward exchange contracts is estimated by obtaining quotes for futures contract with similar maturities, the fair value of interest swap agreements is estimated based on estimated discounted net future cash flows.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

12. Financial Instruments and Risk Concentration (continued)

Derivative instruments

The Company utilizes derivative instruments to manage fluctuation in foreign exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company’s policies prohibit holding or issuing derivative instruments for trading purposes.

Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign exchange rates on accounts receivable and accounts payable denominated in foreign currencies arising from the Company’s operating activities. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and changes in fair value of forward exchange contracts are recognized in income. The related receivable or payable is included in other current assets or other current liabilities.

Cash Flow Hedging Strategy

The Company has entered into interest rate swap agreements to manage the exposure to interest rate risk associated with its underlying debt. Certain interest rate swap agreements are designated as a cash flow hedge depending on the interest rate characteristics of the underlying debt.

The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 3 years. Approximately 48% of the Company’s outstanding long-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2004.

At March 31, 2004, the Company expects to reclassify ¥187 million of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months due to the payment of variable interest associated with the floating rate debt.

For the year ended March 31, 2004, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur.

The counter parties to the Company’s forward exchange contracts are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counter parties, however, the Company does not anticipate nonperformance by the counter parties to these agreements, and no material losses are expected.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

12. Financial Instruments and Risk Concentration (continued)

Risk concentration

The Company was established as a joint venture company to unify the DRAM operations of NEC and HITACHI; therefore, the Company has only one line of business which results in concentrations of credit risk and market risk. Most customers of the Company are semiconductor distributors and their end users. Fluctuation of unit volumes and prices in DRAM market can significantly effect to the Company’s business.

For the year ended March 31, 2002, the three largest customers made up 10%, 8% and 6% of total sales. For the year ended March 31, 2003, the three largest customers made up 14%, 11% and 6% of total sales, respectively. For the year ended March 31, 2004, the three largest customers made up 11%, 10% and 6% of total sales, respectively.

13. Leasing Arrangements

The Company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment from affiliates for the period up to 8 years. Rental expense under operating leases for the years ended March 31, 2002, 2003 and 2004 was ¥3,324 million, ¥2,744 million and ¥14,261 million, respectively. The rental expense under operating leases for the year ended March 31, 2002 included the rental expense of ¥175 million with NEC’s affiliates and ¥56 million with HITACHI’s affiliate. The rental expense under operating leases for the year ended March 31, 2003 included the rental expense of ¥162 million with NEC’s affiliates and ¥29 million with HITACHI’s affiliate. The rental expense under operating leases for the year ended March 31, 2004 included the rental expense of ¥9,900 million with NEC’s affiliates and of ¥29 million with HITACHI’s affiliate.

At March 31, 2004, the Company had operating leases with minimum rental commitments in succeeding years as follows:

Year ending March 31:	(Millions of yen)
2005	¥14,898
2006	6,894
2007	5,928
2008	1,310
2009	46

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

13. Leasing Arrangements (continued)

Certain facilities and equipment are leased under long-term agreements. Certain leases contain renewal options for varying periods, and certain leases include options to purchase the leased property at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. The gross amount of leased assets under capital leases included in machinery and equipment at March 31, 2003 and 2004 was ¥5,138 million and ¥72,040 million, respectively. The related accumulated depreciation at March 31, 2003 and 2004 was ¥284 million and ¥9,165 million, respectively. At March 31, 2003 and 2004, approximately 94 % and 16 % of the capital lease transactions were with HITACHI’s affiliate, respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2004.

Year ending March 31:	(Millions of yen)
2005	¥20,731
2006	18,401
2007	13,601
2008	6,732
2009	5,881
2010 and thereafter	36

Total minimum lease payments	65,382
Less – amount representing interest	3,509

Present value of net minimum lease payments	61,873
Less – current obligation	19,239

Long-term lease obligation	¥42,634

14. Commitment

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment approximated ¥6,100 million.

Elpida Memory, Inc.

Notes to Consolidated Financial Statements (continued)

15. Related Party Transactions

The following table summarizes related party transactions for the years ended March 31, 2002, 2003 and 2004.

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
NEC and its affiliates:
Sales	¥2,845	¥1,524	¥11,738
Purchase of products and semifinished components	44,282	36,027	41,995
Manufacturing overhead costs	—	—	19,560
Selling, general and administrative expenses	15,173	14,927	9,271
Purchase of tangible assets	17,376	2,616	4,996
Purchase of software	490	1,732	141

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
HITACHI and its affiliates:
Sales	¥5,766	¥4,700	¥11,233
Purchase of products and semifinished components	24,078	22,409	54,445
Manufacturing overhead costs	—	—	214
Selling, general and administrative expenses	7,639	4,345	7,393
Purchase of tangible assets	209	3,968	9,183
Purchase of software	—	—	100

EXHIBIT INDEX

Exhibit	Description
1	Articles of Incorporation, as amended to date (English translation).

8	Subsidiaries of the Company (see “Item 4.C. Information on the Company—Organizational Structure”).

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).