Form 20-F/A
period 2004-03-31
NEC CORP
filed 2004-10-01
CIK 72127

As filed with the Securities and Exchange Commission on October 1, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

Page
Explanatory Note	3
ITEM 18. Financial Statements	4
CONSOLIDATED FINANCIAL STATEMENTS	F-1
EXHIBIT INDEX
EX-12 Certifications required by Rule 13a-14(a)
EX-13 Certifications required by Rule 13a-14(b)

2

Explanatory Note

     NEC Corporation is filing this Form 20-F/A to correct the following inadvertent typographical errors found in its consolidated financial statements filed as Item 18 of its Form 20-F for the fiscal year ended March 31, 2004: (i) “Report of Independent Auditor” listed in “Index to Consolidated Financial Statements” on page F-1 should have been shown as “Report of Independent Registered Public Accounting Firm”, (ii) Net sales for the fiscal year ended March 31, 2004 on page F-5 should have been shown as ¥4,906,821 and not ¥4,695,035, (iii) “the company” in the fifth sentence under the heading “Goodwill and other intangibles” on page F-10 should have been shown as “the Company”, (iv) “9,454” in the fourth sentence in the fourth paragraph under the heading “10. Income Taxes” on page F-33 should have been shown as “¥9,454”, (v) “Report of Independent Auditor” listed in the “Contents” section of the consolidated financial statements for Elpida Memory, Inc. should have been shown as “Report of Independent Registered Public Accounting Firm”, (vi) the “Accounts receivable, other Related party” line item and amounts and the “Other” line item and amounts, which were set forth under “Accounts receivable, other Related party” and together with “Accounts receivable, other Related party” were reported as part of the consolidated balance sheets of Elpida Memory, Inc. on page 2 of the consolidated financial statements for Elpida Memory, Inc., should have been shown as follows:

	March 31
	2003	2004
	(Millions of yen)
Accounts receivable, other:
Related party	¥6,098	¥262
Other	1,938	6,168

and (vii) the “Non-cash investing transaction Property, plant and equipment acquired under capital leases” line item and amounts reported as part of the consolidated statements of cash flows of Elpida Memory, Inc. on page 6 of the consolidated financial statements for Elpida Memory, Inc. should have been shown as follows:

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
Non-cash investing transaction
Property, plant and equipment acquired under capital leases	¥317	¥4,821	¥64,400

     With the exceptions of the foregoing corrections, no other changes have been made to the Form 20-F for the fiscal year ended March 31, 2004.

3

ITEM 18. FINANCIAL STATEMENTS.

     See our consolidated financial statements beginning on page F-1.

4

Signature

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEC CORPORATION

By:	/s/ AKINOBU KANASUGI

Name:	Akinobu Kanasugi
Title:	President and Member of the Board

Date: October 1, 2004

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

See notes to consolidated financial statements

NEC Corporation

Consolidated Statements of Operations, Comprehensive Income (Loss)
and Retained Earnings

	Year ended March 31
	2002	2003	2004
	(Millions of yen)
Sales and other income:
Net sales	¥5,101,022	¥4,695,035	¥4,906,821
Interest, gain on securities sold, dividends and other (Notes 4, 20 and 21)	103,637	131,461	96,507
Gain due to stock issuances by subsidiaries (Note 19)	6,753	22,136	53,808
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥138,063 million (Note 9)	—	—	8,174

	5,211,412	4,848,632	5,065,310
Costs and expenses:
Cost of sales	3,919,268	3,453,010	3,622,965
Selling, general and administrative (Notes 17 and 18)	1,237,276	1,121,136	1,109,332
Interest	46,673	30,218	27,510
Impairment of goodwill (Note 6)	—	—	23,028
Other (Note 20)	469,378	182,772	121,929

	5,672,595	4,787,136	4,904,764

Income (loss) before income taxes	(461,183)	61,496	160,546
Provision (benefit) for income taxes (Note 10)	(178,173)	58,714	85,870

Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(283,010)	2,782	74,676
Minority interest in income of consolidated subsidiaries	2,574	6,896	15,838

Income (loss) before equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(285,584)	(4,114)	58,838
Equity in earnings (losses) of affiliated companies (Note 3)	(23,841)	(20,444)	(17,760)

Income (loss) before cumulative effect of accounting change	(309,425)	(24,558)	41,078
Cumulative effect of accounting change, net of tax (Note 2)	(2,595)	—	—

Net income (loss)	(312,020)	(24,558)	41,078
Comprehensive income (loss):
Other comprehensive income (loss), net of tax (Note 12):
Foreign currency translation adjustments	13,451	(3,655)	(18,844)
Minimum pension liability adjustment (Note 9)	(37,834)	(132,190)	116,123
Unrealized gains (losses) on marketable securities (Note 4)	463	(45,217)	38,286
Unrealized gains (losses) on derivative financial instruments (Note 15)	692	82	1,055
Cumulative effect of accounting change (Note 2)	(3,606)	—	—

Other comprehensive income (loss)	(26,834)	(180,980)	136,620

Comprehensive income (loss)	¥(338,854)	¥(205,538)	¥177,698

Retained earnings:
Balance at beginning of year	¥388,079	¥66,125	¥41,567
Net income (loss)	(312,020)	(24,558)	41,078
Dividends (Note 24)	(9,934)	—	(10,744)

Balance at end of year	¥66,125	¥41,567	¥71,901

	2002	2003	2004
		(Yen)
Per share (Note 14):
Basic:
Income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	¥23.67
Net income (loss)	(188.63)	(14.85)	23.67
Diluted:
Income (loss) before cumulative effect of accounting change	(187.06)	(14.85)	21.93
Net income (loss)	(188.63)	(14.85)	21.93
Cash dividends per share	6.00	—	6.00

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

NEC Corporation

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

In Japan, consolidated tax returns were not permitted until the year ended March 31, 2002; accordingly, NEC Corporation and its domestic subsidiaries have filed separate tax returns. For the year ended March 31, 2003, the Company was permitted to and filed a consolidated tax return in Japan. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 were decreases of ¥9,454 million, ¥7,021 million and an increase of ¥10,732 million, respectively. The benefits of operating loss carryforwards for the years ended March 31, 2003 and 2004 were ¥19,432 million and ¥46,846 million, respectively.

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
Accounts receivable, other:
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