Form 20-F
period 2005-03-31
NEC CORP
filed 2005-09-27
CIK 72127

As filed with the Securities and Exchange Commission on September 27, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period ________ to ________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File No. 0-12713
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
Yes  ☑                    No  ☐
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17  ☐                    Item 18  ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐     No  ☑

     In this Form 20-F, the “Company,” “we,” “us,” and “our” refer to NEC Corporation and, unless the context indicates otherwise, its consolidated subsidiaries. The term “NEC” refers to NEC Corporation excluding its subsidiaries and affiliated companies unless the context otherwise indicates.

Forward-Looking Statements
     This annual report contains forward-looking statements pertaining to our strategies, financial targets, technology, products and services, and business performance. Written forward-looking statements may appear in other documents that we file with the U.S. Securities and Exchange Commission, or SEC, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains a safe-harbor for forward-looking statements, on which we rely in making these disclosures.
     Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, forecast, beliefs, plans, targets, or intentions.
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
     Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause our actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include:
•	global economic conditions and general economic conditions in our markets;

•	fluctuating demand for, and competitive pricing pressure on, our products and services;

•	our ability to continue to win acceptance of our products and services in highly competitive markets;

•	our ability to expand into foreign markets, such as China;

•	regulatory change and uncertainty and potential legal liability relating to our business and operations;

•	our ability to restructure, or otherwise adjust, our operations to reflect changing market conditions; and

•	movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar.
     For a discussion of factors that could cause actual results to differ, please see the discussion under “Item 3.D. Key Information — Risk Factors” contained in this annual report and in other information contained in our filings with the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.
     We caution you that the statements made in this annual report are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus.

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
     The selected consolidated financial data as of and for the fiscal years ended March 31, 2001, 2002, 2003, 2004, and 2005 have been derived from our audited consolidated financial statements. Those financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Year Ended March 31
	2001	2002	2003	2004	2005
	(Millions of yen, except per share amounts)
Statement of Operations Data:

Net sales	¥5,409,736	¥5,101,022	¥4,695,035	¥4,906,821	¥4,855,132
Income (loss) before income taxes	92,323	(461,183)	61,496	160,546	115,664
Provision (benefit) for income taxes	56,308	(178,173)	58,714	85,870	73,111
Income (loss) before cumulative effect of accounting change	56,603	(309,425)	(24,558)	41,078	67,864
Net income (loss)	56,603	(312,020)	(24,558)	41,078	67,864
Per Share Data:
Basic (1)
Income (loss) before cumulative effect of accounting change	34.55	(187.06)	(14.85)	23.67	34.77
Net income (loss)	34.55	(188.63)	(14.85)	23.67	34.77
Diluted (1)
Income (loss) before cumulative effect of accounting change	32.17	(187.06)	(14.85)	21.93	31.87
Net income (loss)	32.17	(188.63)	(14.85)	21.93	31.87
Cash dividends	11.00	6.00	—	6.00	6.00
Other Financial Data:
Capital expenditures (2)	346,491	200,067	178,734	173,957	217,793
Depreciation	250,138	234,738	195,594	178,714	166,484
Research and development expenses	344,957	333,632	296,241	256,668	275,348

	As of March 31
	2001	2002	2003	2004	2005
	(Millions of yen)
Balance Sheet Data:

Total assets	¥4,823,624	¥5,010,883	¥4,103,300	¥4,044,342	¥3,940,685
Long-term liabilities	1,642,538	2,005,610	1,737,219	1,368,921	1,260,564
Shareholders’ equity	915,036	564,915	358,444	711,460	794,274

(1)	For the fiscal year ended March 31, 2005, the weighted average number of our shares of common stock issued (less treasury stock) was 1,926,424,743 and 2,092,687,088 on a basic and diluted basis.

(2)	Capital expenditures are the total amount of additions to property, plant and equipment on an accrual basis of accounting.
     Exchange Rate Information
     We maintain our accounts in Japanese yen. The tables set forth below, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 22, 2005, the noon buying rate was $1.00 equal to ¥111.63 and the inverse noon buying rate was ¥100 equal to $0.896.

	Calendar Year 2005
	March	April	May	June	July	August	September(1)
Yen exchange rate per U.S.$

Low	¥107.49	¥108.67	¥108.17	¥110.91	¥113.42	¥112.12	¥111.63
High	103.87	104.64	104.41	106.64	110.47	109.37	109.66

(1)	From September 1 to September 22.

	Year Ended March 31
	2001	2002	2003	2004	2005
Yen exchange rate per U.S.$ Average (of month-end rates)	¥111.65	¥125.64	¥121.10	¥112.75	¥107.28
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
     We are subject to intense competition in many of the markets in which we operate from various competitors ranging from large multinational corporations to relatively small, rapidly growing, and highly specialized companies. The entrance of additional competitors into the markets in which we operate increases the risk that our products and services will become subject to intense price competition. If we are unsuccessful in responding to intensified competition, our sales may be negatively affected.
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
     The cyclical nature of the market for semiconductors, and the resulting periodic overcapacity, may seriously harm our results of operations.
     The market for semiconductors has a highly cyclical nature called a “silicon cycle” and has suffered occasional downturns. Downturns have been characterized by diminished demand, excess inventories, and accelerated erosion of prices. Although we operate our business while carefully monitoring the cycle of the market, future downswings of the silicon cycle may nevertheless have adverse effects on our operating results.
     The cyclical nature of the semiconductor market is due partly to periods of production overcapacity. In recent years, semiconductor companies, including specialist semiconductor foundries, have added significant capacity primarily in Asia. As a consequence, semiconductor production capacity may periodically exceed the demand for semiconductor products, exerting downward pressure on selling prices and reducing our revenues.
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
     We are very dependent on the Japanese market. Sales to customers in Japan accounted for 76.0% of our total net sales in the fiscal year ended March 31, 2004 and 73.2% of our total net sales in the fiscal year ended March 31, 2005. Although the Japanese economy sustained steady growth in the first half of the fiscal year ended March 31, 2005, growth slowed as consumer spending became sluggish in the second half. If this weakness in the Japanese economy continues to prevail, it could have a significant impact on our financial results. Because all components of our budgeting and forecasting depend upon estimates of growth in the markets that we serve, the prevailing economic uncertainty makes it more difficult than usual to estimate our future income and required expenditures.
     We depend also on markets outside Japan. Our business and results of operations are therefore also subject to negative economic developments in foreign economies.
     We face regulatory change and uncertainty, as well as potential legal liability, in many countries in which we operate.
     In many of the countries in which we operate, our business is subject to various risks associated with unexpected regulatory changes, uncertainty in the application of laws and governmental policies, and uncertainty relating to legal liabilities. Substantial changes in the regulatory or legal environments in which we operate could adversely affect our business, operating results, and financial condition.
     Changes in Japanese and international telecommunications regulations and tariffs, including those related to Internet-related businesses and technologies, could affect the sales of our products or services, and this could adversely affect our business, operating results, and financial condition.
     We endeavor to comply with laws and government policies, establishing self-management norms and conducting daily inspections and environmental auditing in accordance with NEC’s internal environmental policies. Our operations, however, are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, product recycling, and soil and ground water contamination. We face risks of environmental liability in our current, historical, and future manufacturing activities. Costs associated with future additional and stricter environmental compliance or remediation obligations could adversely affect our business, operating results, and financial condition.
     We may be subject to product liability claims that could result in significant direct or indirect costs to us.
     There is a risk that defects may occur in our products and services. Many of our products and services are used in “mission critical” situations where the adverse consequences of failure would be severe, exposing us in some cases to even greater risk. The occurrence of these defects could make us liable for damages caused by these defects, including consequential damages. Negative publicity concerning these problems could also discourage customers from purchasing our products and services. Either situation could hurt our business, operating results, and financial condition.
     Our operating and financing activities expose us to foreign currency exchange and interest rate risks, which may adversely affect our revenues and profitability.
     Despite measures undertaken by us to reduce, or hedge against, foreign currency exchange risks, foreign exchange rate fluctuations may negatively impact our business, operating results, and financial condition. Changes in exchange rates can affect the yen value of our equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.
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
     If we fail to keep up with rapid technological changes and changes in customers’ needs or preferences, and to offer and support new products and services in response to such changes, our business, operating results, and financial condition may be adversely affected.
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
     Our mid-term growth strategies include expanding our business in markets outside of Japan. In many of these markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers, and protective regulations. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize returns on the investments, if any. Increased investments may result in expenses growing at a faster rate than revenues. Our overseas projects and investments, particularly in China, could be adversely affected by:
•	exchange controls;
•	changes in restrictions on foreign investment;
•	changes in export or import restrictions or changes in the tax system or rate of taxation; and
•	economic, social, and political risks.
     Due to the above factors, we may not succeed in expanding our business in international markets, thereby adversely affecting our business growth prospects and results of operations.
     If we are unable to protect our intellectual property rights, our business and prospects may be harmed.
     We depend on our proprietary technology and our ability to obtain patents, licenses, and other intellectual property rights covering our products, services, business models, and design and manufacturing processes. The process of seeking patent protection can be long and expensive. Although we have a large number of patents, our patents could be challenged, invalidated, or circumvented. The fact that we hold many patents or other intellectual property rights does not ensure that the rights granted under them will provide competitive advantages to us. For example, the protection afforded by our intellectual property rights, such as patents, patent applications, and copyrights, may be undercut by rapid changes in technologies in the industries in which we operate. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright, and trade-secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. Litigation, which could consume financial and management resources, may be necessary to enforce our patents or other intellectual property rights or to defend against claims of infringement brought against us.

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
     We may become involved in costly and time-consuming legal proceedings, including intellectual property litigation and infringement claims, that may substantially increase our costs and harm our business.
     From time to time, we are involved in various lawsuits and legal proceedings, including patent and other intellectual property infringement claims. Due to the existence of a large number of patents in our field and the rapid rate of issuance of new patents, it is difficult to determine in advance whether a product or any of its components may infringe upon the patent rights of others. Regardless of whether claims against us have merit, they may require significant resources to defend against. If an infringement claim by a third party is successful, and the license for the infringed technology or substitutable non-infringing technology cannot be obtained, our business could be adversely affected.
     We may also from time to time become involved in various lawsuits and legal proceedings other than patent and other intellectual property infringement claims. We and several of our subsidiaries are currently engaged in a lawsuit with GE Warranty Management, Inc. The lawsuit seeks reimbursement of costs GE Warranty allegedly incurred in connection with warranty contracts that it issued to purchasers of personal computers previously manufactured by our two subsidiaries.
     NEC, Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., which was an affiliated company of NEC accounted for by the equity method until August 31, 2005, and NEC Electronics America, Inc., a subsidiary of NEC, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory, or DRAM, industry. Separately, Elpida Memory, Elpida Memory (USA), NEC Electronics Corporation, and NEC Electronics America have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. NEC Electronics America transferred substantially all of its DRAM business to Elpida Memory (USA) in March 2001. Elpida Memory (USA), however, did not assume the legal responsibilities or obligations relating to DRAM produced or sold by NEC Electronics America prior to such transfer. Elpida Memory is also subject to a similar investigation being conducted by the Director-General for Competition, Cartels Unit of the European Commission.
     In Japan, NEC received from the Tokyo High Court a judgment to annul a decision by the Fair Trade Commission of Japan, or the JFTC, to issue a cease and desist order with respect to NEC’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post). The JFTC has filed an appeal with the Supreme Court of Japan with respect to such judgment. NEC has also attended hearings on the JFTC’s surcharge payment orders against NEC.
     These and other legal proceedings are subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations or financial condition.
     Any legal proceedings which we are subject to could require the significant involvement of our senior management, and may divert management attention from our business and operations. For more information about current legal proceedings, see “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.”
     If our facilities were to experience catastrophic loss due to a natural disaster or other unexpected events, our information systems or operations could be seriously harmed.
     Our facilities and buildings in Japan possess an aseismatic design and we inspect them periodically in order to minimize the effects of earthquakes and other natural disasters. If any of these facilities were to suffer catastrophic damage, it could disrupt our operations, delay production and shipments, reduce revenue, and result in large losses and expenses to repair or replace the facility. In addition, as network and information systems become more important to our operating activities, network and information system shutdowns caused by unforeseen events such as power outages, natural disasters, terrorist attack, hardware or software defects, computer viruses and computer hacking pose increasing risks. Accordingly, although we continue to take precautions, including the maintenance of backups, and other redundancies for major data centers, against such unforeseen risks in the event that our network and information systems were to suffer a shutdown, such events could also disrupt our operations, productions, shipments and revenue, and result in large expenditures necessary to repair or replace such network information systems.
     The failure of our suppliers to deliver raw materials, components, equipment, or other supplies as expected could hurt our business.
     Our manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. Because the products that we purchase are often complex or specialized, it may be difficult for us to substitute one supplier for another or one product for another. Some products are only available from a limited number of suppliers or a single supplier. Although we believe that we currently possess adequate supplies of the raw materials, components, equipment, and other supplies that we use, shortages in critical materials could occur due to an interruption in supply or an increase in industry demand. Our results of operations would be hurt if we could not obtain adequate delivery of these supplies in a timely manner, or if we had to pay significantly more for them. In addition, the possibility of defective raw materials, components, equipment, or other supplies could adversely affect the reliability and reputation of our products.
     We rely on our strategic partners, and our business could suffer if our strategic partners have problems, or our relationships with them change adversely.
     We have entered into a number of long-term strategic alliances with leading industry participants, both to develop new technologies and products, and to manufacture existing and new products. If our strategic partners encounter financial or other business difficulties, or if their strategic objectives change, they may no longer be willing or able to participate in these strategic alliances. Our business and operating results could be adversely affected if we were unable to continue one or more of our strategic alliances.
     Potential acquisitions and investments may require us to integrate new operations.
     From time to time, we consider opportunities to expand our business through acquisitions and investments. Any acquisition that we pursue exposes us to the risk that we might be unable to integrate new businesses with our culture and strategies. We also cannot be certain that we will be able to retain the customers of a business that we acquire or to retain its key employees. Further, we may not be able to achieve the benefits that we expect from a particular acquisition. Our business, operating results, and financial condition may suffer if we fail to coordinate our resources effectively to manage both our existing businesses and any businesses we may acquire.
     We conduct a substantial amount of business with the NTT group, which is comprised of Nippon Telegraph and Telephone Corporation and its subsidiaries, including NTT DoCoMo, Inc and its affiliates, and our business could suffer if it encounters business problems or decides to reduce its business with us.
     We derived approximately 13.4% of our net sales in the fiscal year ended March 31, 2005 from the NTT group. If the NTT group were to reduce its level of capital expenditures or current procurement, our business, operating results, and financial condition may be adversely affected. In addition, although the NTT group does not engage in any material manufacturing at present, our business may be adversely affected if it began to manufacture products that we supply or acquired one of our competitors.
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
     In accordance with U.S. GAAP, unrecognized prior service cost and actuarial loss have been amortized using the straight-line method over the average remaining service period of employees expected to receive benefits under such plans. The amount of actuarial loss may change depending on future changes in the discount rate or other factors such as the return on plan assets. If we were to determine that the discount rate used to measure benefit obligations should be lowered further, the current amount of our outstanding pension benefit obligations would increase further. In addition, if the value of the securities constituting the plan assets decline in the future due to deterioration in stock or bond prices, our unfunded pension benefit obligations could increase.
     If personal information and confidential information in our possession is leaked or improperly accessed and subsequently misused, our reputation and brand value may be adversely affected and we may have to consume our financial resources to resolve the situation.
     We possess a voluminous amount of personal information and confidential information in connection with the operation of our business. Despite measures taken to protect the information, if that information in our possession is leaked or improperly accessed and subsequently misused, it could negatively affect our reputation, consume financial resources to resolve the situation, and lower our brand value, thereby hurting our operating results.

ITEM 4. INFORMATION ON THE COMPANY.
   A. History and Development of the Company.
     NEC’s legal and commercial name is Nippon Denki Kabushiki Kaisha in Japanese, or NEC Corporation in English. NEC was incorporated on July 17, 1899 as a joint stock corporation ( kabushiki kaisha ) in Japan under the Commercial Code ( shoho ) of Japan, or the Commercial Code.
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
     In November 2002, we established NEC Electronics Corporation through a corporate spin-off. NEC Electronics Corporation engages in research and development, manufacturing, sales and provision of services relating to semiconductors, except for general-purpose DRAMs.
     In April 2003, we reorganized our management structure from the in-house company system to the business line system, and changed the names of the business segments from NEC Solutions, NEC Networks, and NEC Electron Devices to the IT Solutions business, the Network Solutions business, and the Electron Devices business, respectively. Subsequently, in October 2003, we introduced our mid-term growth strategies in order to build our global operations based on our competitive position in the Japanese market.
     In April 2004, to further strengthen our ability to respond to fast-changing markets, we reorganized our business structure from nine business lines to a management system comprising eleven Business Units, a Marketing Unit, a Research and Development Unit, and corporate staff.
     In December 2004 and in June 2005, NEC conducted tender offers and stock-for-stock exchanges, respectively, for the shares of NEC Soft, Ltd. and NEC System Technologies, Ltd. in order to make those companies wholly-owned subsidiaries and strengthen competencies in the software/services area.

     Capital Expenditures and Divestitures
     The following table sets forth a breakdown of our annual capital expenditures (which represent the additions to property, plant and equipment on an accrual basis) during the three years ended March 31, 2005:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
IT Solutions business	¥26,754	¥10,077	¥11,888
Network Solutions business	13,735	12,128	14,658
Electron Devices business	111,447	124,176	176,028
Others	15,691	22,047	11,914
Total	167,627	168,428	214,488
Corporate	10,807	5,529	3,305
Electronics business total	178,434	173,957	217,793
Leasing business	300	—	—
Consolidated total	¥178,734	¥173,957	¥217,793
     Capital expenditures during the fiscal year ended March 31, 2005 increased by 25%, compared with the fiscal year ended March 31, 2004, to ¥217.8 billion. Major capital expenditures in the fiscal year ended March 31, 2005 included investment in semiconductor manufacturing facilities in Japan. During the fiscal year ended March 31, 2005, our IT Solutions business invested in equipment to expand its BIGLOBE service and in research and development equipment relating to computer manufacturing, particularly servers and storage systems. Our Network Solutions business invested in equipment used to manufacture communications products and to carry out research and development for third generation, or 3G, mobile communications systems, mobile handsets, and optical network systems. Our Electron Devices business invested in equipment used for research and development and system LSI manufacturing equipment.
     In the beginning of our current fiscal year ending March 31, 2006, we established a capital expenditure budget for investments. We plan to make the following investments during the current fiscal year:
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
     We continuously monitor our capital expenditures and evaluate whether adjustments to our budget are necessary in light of market conditions and other economic factors. We expect our capital expenditures to be approximately ¥160 billion during the fiscal year ending March 31, 2006, most of which will be expended in Japan. We anticipate that most of the funds necessary for such capital expenditures will be obtained both internally and externally, primarily from our short- and long-term financings and cash provided by operating activities. For a detailed discussion of our capital resources, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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
•	Through our IT Solutions business, we deliver highly reliable computing solutions to business enterprises, governmental entities, and individual customers by providing software, hardware, and the services necessary to design, integrate, and operate these elements. The products and services of this business include: systems integration; outsourcing and support services; software; mainframes, servers and workstations, supercomputers, and storage systems; personal computers and peripheral products; and Internet-related services. In the fiscal year ended March 31, 2005, the IT Solutions business contributed ¥2,144.4 billion in sales and realized a segment profit of ¥102.3 billion.

•	Through our Network Solutions business, we design and provide broadband network systems, mobile and wireless communications network systems, mobile handsets, and broadcast and other systems, which enable our customers, primarily network services providers, to build and operate their networks with a high degree of service, quality, and reliability, in a cost-effective manner. Working closely with our customers, we design and deploy both wireline and wireless network systems and products, including terminals. In the fiscal year ended March 31, 2005, the Network Solutions business contributed ¥1,892.0 billion in sales and realized a segment profit of ¥26.5 billion.

•	Our Electron Devices business includes semiconductors, displays, and other electronic components used in communications products, computing and peripheral products, consumer electronics products, and automotive and industrial products. In the fiscal year ended March 31, 2005, the Electron Devices business contributed ¥868.7 billion in sales and realized a segment profit of ¥37.2 billion.
     In the fiscal year ended March 31, 2005, we had net sales of ¥4,855.1 billion, of which approximately 73% were generated in Japan and the balance generated overseas. As of March 31, 2005, we employed approximately 147,800 people worldwide and had manufacturing, sales, and research and development consolidated subsidiaries in Japan and overseas.
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
     Systems Integration
     Through our systems integration group, which has approximately 15,000 highly qualified systems engineers, we provide our customers with end-to-end systems design, development, deployment, and systems operation solutions. NTT DoCoMo’s i-mode gateway system, “CiRCUS,” is a prime example of the numerous large-scale projects undertaken by our systems integration business. Jointly developed by NEC and NTT Data Corporation, CiRCUS provides e-mail services (25,000 mail/receive transactions per second) and Web access services (50,000 Web accesses per second) from mobile devices for over 40 million i-mode subscribers. Our systems integration business consists of consulting services and system design, development, and deployment services.
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
     Software
     We develop and provide software products primarily for use in the computers that we manufacture. Software products include operating systems, middleware for the management of large-scale open mission critical systems, and application software. We continue to develop the capabilities of our middleware to enhance rapid, cost-effective integration of different systems, protocols, and technologies. We use a combination of custom-designed and third-party software to take advantage of the various products and technologies on the market.
     Mainframes, Servers and Workstations, Supercomputers, and Storage Systems
     We develop and manufacture mainframe computers, UNIX servers and workstations, Intel-based servers and workstations, supercomputers, storage systems, and other products for business enterprises and government entities mainly in Japan. We are a leading supplier of mainframe computers, Intel-based servers, and workstations in Japan.
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
     Wavelength Division Multiplexing, or WDM, Systems. We hold a leading position in WDM-based optical network systems for both terrestrial and submarine applications. WDM transmits through a single fiber beams of light with slightly different wavelengths, with each wavelength carrying its own stream of information. This increases the amount of traffic that can travel over the existing optical fiber cable infrastructure, allowing existing infrastructure to be used more efficiently.
     Synchronous Digital Hierarchy, or SDH. We develop and manufacture SDH products both for terrestrial and submarine use. SDH systems refer to standards for the transmission of digital signals over optical fiber. These standards helped to revolutionize the performance and cost of telecommunications networks based on optical fiber.
     Internet Protocol, or IP, Routers and Network Infrastructure Servers. We design and manufacture IP routers and network infrastructure servers enabling the development of highly reliable IP networks. IP networks are playing a central role in communications systems. A wide range of our IP routers have been adopted by both advanced network services providers and enterprise users. We aim to build increasingly reliable networks by combining IP routers with network infrastructure servers, offering a wide variety of services tailored to the needs of our customers, including those related to voice over internet protocol, or VoIP, a technology used to transmit voice conversations over a data network using IP.
     Network Access Systems. We provide various kinds of network access systems. We develop and manufacture x digital subscriber line, or xDSL, systems and other wired access systems, cable television, or CATV, fiber-to-the-home, or FTTH, systems, and modems. xDSL is a technology that allows more data to be sent over existing telephone lines. The system uses a modem technology that converts the existing twisted-pair telephone lines into access paths for various high-speed communications. CATV and FTTH systems, which transmit video and other signals through optic or other cables, are technologies that allow long-distance, multi-channel transmission and reception of video and other high-speed data.
     Other Public Network Systems. We provide public switching systems and asynchronous transfer mode, or ATM, switching systems for Japanese and overseas telecommunications operators, and other network systems mainly for network service providers.
     Enterprise Networking Systems. Enterprise networking systems are private voice and data integrated network systems. We provide a number of such products including internet protocol private branch exchange, or IP-PBX, systems and VoIP servers which can support both wireline and wireless VoIP telephone systems with various kinds of service applications, including call centers, network monitoring, and security. We also provide networking solutions based on IP communication technologies, which includes NEC’s mobile handset with dual mode communication features accessible to NTT DoCoMo’s 3G mobile communication network as well as wireless LAN. This solution enables a user, for example, to use one mobile handset to seamlessly access both his/her intranet (interoffice communication network) while within the office premises, and connect to NTT DoCoMo’s 3G mobile communication network outside the office premises.
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
     Mobile Handsets
     We develop and manufacture mobile handsets in Japan, Europe, China, and other markets. In Japan, we are one of the leading mobile handset suppliers for personal digital cellular, or PDC, and W-CDMA. We provide models with advanced features such as electronic money, which enables users to easily make electronic commerce transactions using mobile handsets equipped with a contact-less IC chip. We also provide models with dual mode communication, such as 3G/wireless LAN, which connects to enterprise IP networks as a part of our networking solutions, or 3G/GSMdual mode, which can also be used outside Japan.
     We provide global system for mobile communications, or GSM, mobile handsets with high value-added features, including built-in cameras and mobile Internet capability in Europe, China, and other markets. For instance, in China, we have introduced over twenty mid- to high-end models with unique features such as touch panel or hand-writable screens, MP3 music players, slim and light-weight forms, and the world’s first card-shaped camera-equipped mobile phones. In addition, we have received orders for 3G mobile handsets from the Hutchison Whampoa group, which is expanding 3G mobile communications services in Europe and other areas. Our new models handsets provided to the Hutchison Whampoa group have advanced functions such as video-phones.
     Broadcast and Other Systems
     We produce broadcast equipment, including analog and digital, terrestrial and satellite broadcast equipment, air traffic control equipment, and space electronic equipment, including satellites and satellite transponders. Our industrial electronic systems include postal automation systems. We also provide digital terrestrial total solutions from development consulting services to installation of broadcasting infrastructure equipment. Utilizing our total solution services, major TV stations in Tokyo, Osaka, and Nagoya launched digital terrestrial broadcasting services in December 2003.

     Electron Devices Business
     Our Electron Devices business includes semiconductors, displays, and other electronic components used in communications products, computing and peripheral products, consumer electronics products, and automotive and industrial products. We transferred our semiconductor business, excluding our general-purpose DRAM business, to NEC Electronics Corporation, which was established on November 1, 2002, in order to strengthen our international competitiveness in this field. In addition, on July 24, 2003, NEC Electronics conducted an initial public offering and sold newly issued shares of its common stock in a global offering. We transferred our general-purpose DRAM business to Elpida Memory in 1999. On November 15, 2004, Elpida Memory conducted an initial public offering and sold newly issued shares of its common stock in a global offering. On August 31, 2005, we sold 9.6 million shares of Elpida Memory. After this sale, we currently hold 13.89% of Elpida Memory, which ceased to be an affiliate company of NEC accounted for by the equity method.
     Semiconductors
     Communications. Our system LSIs, display driver ICs, and system memories are used in a wide range of wireline and wireless network communications applications, including broadband network infrastructures, mobile communications base stations, and mobile handsets.
     Computing and Peripherals. Our system LSIs, display driver ICs, and microcontrollers are used in servers, workstations, supercomputers, storage systems, personal computers, and peripheral products for personal computers, such as optical disk storage, including digital versatile disk, or DVD, drives, printers, and interfaces.
     Consumer Electronics. We offer system LSIs and microcontrollers that are used in various consumer electronics applications which include DVD recorders, digital cameras, digital TVs, set-top boxes, and other audio-visual equipment. We also provide system LSIs for video game consoles.
     Automotive and Industrial Applications. Our microcontrollers and other semiconductors are used in automotive applications, such as engine management, control area network, or CAN, systems, safety and comfort systems, car audio systems, and navigation systems. We also develop semiconductor products for car multimedia entertainment systems. In addition, we provide products for industrial applications such as industrial measurement and testing equipments and medical equipments.
     Multi-Market IC. We offer microcontrollers, gate arrays, and multipurpose system memories to customers for use in a wide range of applications.
     Discrete, Optical, and Microwave Devices. We offer general-purpose discrete devices, optical devices, and microwave devices which are used in a wide range of applications.
     DRAMs. We transferred our DRAM business to Elpida Memory in order to accelerate the development of new products, and reduce our exposure to increased market volatility. On August 31, 2005, we sold 9.6 million shares of Elpida Memory. After this sale, we currently hold 13.89% of Elpida Memory, which ceased to be an affiliate company of NEC accounted for by the equity method.
     Displays
     TFT Color LCDs. We develop and produce a range of TFT color LCDs used mainly for industrial and medical equipment displays, personal computer monitors, and displays for mobile phones. We separated our color LCD business and transferred it to a subsidiary in April 2003. In November 2003, we established a joint venture with SVA (Group) Co. Ltd., taking a minority interest. The joint venture represents a new business model which provides us with royalty income from the licensing of elemental technologies related to general purpose LCDs for personal computers and monitors.
     Plasma Displays. We were engaged in the development and manufacturing of plasma display modules and monitors in NEC Plasma Display Corporation, which was established as a wholly-owned subsidiary through a corporate separation (kaisha bunkatsu) in October 2002. On September 30, 2004, we transferred our plasma display business to Pioneer Corporation together with all the shares we held in NEC Plasma Display Corporation and all the intellectual property rights on plasma displays we held.
     Electronic Components
     We design, manufacture, and produce electronic components such as batteries, capacitors, and relays. Our lithium ion rechargeable batteries are mainly used in mobile phones. Our tantalum capacitors, which are notable for their small size and high capacity, are used in a wide variety of applications, including mobile phones, personal computers, and game consoles. In April 2002, we integrated our capacitor, relay, and rechargeable battery operations with Tokin Corporation, which we renamed NEC TOKIN Corporation. In October 2002, we transferred our printed wiring board business to a joint venture which we formed with Toppan Printing Co., Ltd. In October 2002, we transferred our car electronics operations to an affiliate of Honda Motor Co., Ltd.
     Seasonality
     Our sales are generally seasonal in nature. They are higher in the second and fourth quarters than in the first and third quarters of our fiscal year, which ends March 31. This is partly a result of the seasonal purchases of governmental entities in Japan.
     Supplies
     Our IT Solutions business utilizes and offers various software and hardware products procured from third-party vendors as well as developed or manufactured internally. Our subsidiaries in Japan provide software development and systems engineering services to NEC on a subcontracting basis. We outsource part of our software development to software companies in Japan, and are increasingly outsourcing to overseas subsidiaries and software companies to supplement our resources in Japan. Hardware products of our IT Solutions business are mainly manufactured by our subsidiaries in Japan. Some computer models and sub-assemblies are manufactured by our subsidiaries outside Japan and by contract manufacturers both in and outside Japan.
     Our Network Solutions business manufactures the majority of our communications systems and equipment through our Japanese subsidiaries. Certain models for the overseas markets are manufactured by our overseas subsidiaries. We also use contract manufacturers in and outside of Japan to supplement our production capacity and enhance our profitability.
     Most of our Electron Devices business’ products are manufactured by our subsidiaries or joint venture manufacturing companies established with domestic and overseas partners. Some of our electron devices are procured from silicon foundries and third-party vendors.
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
     We purchase raw materials and components from many Japanese and overseas suppliers, and we believe that we are not dependent on any single third-party supply source for any raw materials or components essential to any significant part of our business. We have not experienced any difficulty in obtaining, on acceptable terms, any raw materials or components which materially affected the operation of our business, and do not presently foresee any such difficulty.

     Customers, Sales, and Marketing
     We provide our products and services to customers located in Japan and overseas, including the United States, the Asia Pacific region, and Europe. The following table shows our net sales by market and net sales by market as a percentage of total net sales for each of the three fiscal years ended March 31, 2005:

			Year Ended March 31
	2003		2004		2005
	(Millions of yen, except percentage data)
Net Sales by Market

Japan	¥3,644,673	(78%)	¥3,730,809	(76%)	¥3,553,502	(73%)
Overseas	1,050,362	(22%)	1,176,012	(24%)	1,301,630	(27%)
Total	¥4,695,035		¥4,906,821		¥4,855,132
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
     Network Solutions Business
     In Japan, we sell the majority of our communications systems and equipment directly to our customers, with the remainder sold through dealers and wholesalers. Overseas sales of such products are handled by our subsidiaries directly or through third-party trading companies, depending on the form of contract for the project. Sales of larger communications systems are generally made pursuant to the specifications of our customers. Our customers include Japanese and overseas telecommunications operators, government entities, and other business enterprises including broadcasting companies.
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
     Competition
     We compete primarily in the markets for computing and communications applications as well as electron devices. These markets are highly competitive. We expect competition in the markets we serve to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter these markets. Increased competition may result in price reductions, reduced profitability, and loss of market share. We cannot make any assurances that we will be able to compete successfully against existing or future competitors. Some of our customers and companies with which we have strategic relationships also are, or may be in the future, our competitors.
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
     Our management believes that we will be able to maintain and enhance our position in a world market characterized by increasing demand and applications for Internet-related products and services due to the following strengths:
•	Our experience, expertise, and technical capabilities as a leading provider of systems, components, services, and integrated solutions for computing and communications application that are dedicated to meeting our customers’ needs; and

•	Our technological achievements and market position, which are reinforced by our continuing research and development programs and marketing efforts.
     Regulation
     Our business activities are subject to various governmental regulations in the countries in which we operate, including regulations relating to business/investment approvals, import and export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, environmental and recycling requirements, and personal-information-protection-related laws and regulations. In addition, we are subject to the Telecommunications Business Law of Japan, which relates mainly to our BIGLOBE service. We also have a license for cable construction and other construction work in Japan.

   C. Organizational Structure.
     NEC and its subsidiaries and affiliated companies form a group of which NEC is the parent company. As of March 31, 2005, we had 225 consolidated subsidiaries and 58 affiliated companies accounted for by the equity method.
     The following table gives details of our significant subsidiaries as of March 31, 2005:

		Proportion of Ownership
Name of Subsidiary	Country of Incorporation	Interest (%)
NEC Electronics Corporation (1)	Japan	70.04%
NEC Personal Products, Ltd.	Japan	100.00
NEC Saitama, Ltd.	Japan	100.00
NEC Fielding, Ltd. (1)	Japan	67.10
NEC Access Technica, Ltd.	Japan	100.00
NEC System Integration & Construction, Ltd. (1)	Japan	42.42
NEC Mobiling, Ltd. (1)	Japan	51.00
NEC Nexsolutions, Ltd.	Japan	100.00
NEC Soft, Ltd. (2)	Japan	82.88
NEC Computers International B.V.	The Netherlands	96.49
NEC Technologies Hong Kong Limited	China	100.00
NEC Business Coordination Centre (Singapore) Pte. Ltd.	Singapore	100.00
NEC Electronics (America) Inc.	The U.S.A.	100.00	(3)
NEC Solutions (America), Inc.	The U.S.A.	100.00
NEC Electronics (Europe) GmbH	Germany	100.00	(3)
NEC (UK) Ltd.	The U.K.	100.00

(1)	Listed on the Tokyo Stock Exchange.

(2)	Delisted from the Tokyo Stock Exchange on May 26, 2005.

(3)	Wholly-owned subsidiaries of NEC Electronics Corporation.
   D. Property, Plants, and Equipment.
     As of March 31, 2005, we have 35 manufacturing plants in Japan and 19 manufacturing plants in Belgium, China including Hong Kong, France, Malaysia, Russia, Singapore, the United Kingdom, and Vietnam. Our principal plants are located mainly in Japan. The approximate land space and floor space of our principal plants as of March 31, 2005 were as follows:

Location	Description	Principal Products	Land Space	Floor Space
			(Thousands of	(Thousands of
			square meters)	square meters)
Kawasaki, Kanagawa	Tamagawa Plant (1)	Communications equipment; semiconductors	192	331
Fuchu, Tokyo	Fuchu Plant	Computers and industrial electronic systems; communications equipment	220	222
Sagamihara, Kanagawa	Sagamihara Plant (1)	Semiconductors; electronic components	195	174
Otsu, Shiga	NEC Kansai, Ltd.	Semiconductors	170	151
Abiko, Chiba	Abiko Plant	Communications equipment	300	126
Kumamoto, Kumamoto	NEC Kyushu, Ltd.	Semiconductors	121	121
Tsuruoka, Yamagata	NEC Yamagata, Ltd.	Semiconductors	90	98
Otsuki, Yamanashi	NEC Yamanashi, Ltd.	Communications devices; repeaters	48	49
Ichinoseki, Iwate	NEC Tohoku, Ltd.	Communications equipment	66	48
Kakegawa, Shizuoka	NEC Access Technica, Ltd.	Communications equipment	42	41
Kofu, Yamanashi	NEC Computertechno, Ltd.	Computers	83	40
Yonezawa, Yamagata	NEC Personal Products, Ltd.	Computers	50	30
Kodama, Saitama	NEC Saitama, Ltd.	Communications equipment	39	30
Fukushima, Fukushima	NEC Wireless Network, Ltd.	Communications equipment	65	26
Hidaka, Saitama	NEC Network and Sensor Systems, Ltd.	Communications equipment	22	10
Yokohama, Kanagawa	NEC TOSHIBA Space Systems, Ltd.	Space systems and sub-components	— (2)	7
California, the U.S.A.	NEC Electronics (America) Inc.	Semiconductors	57	62
Angers, France	NEC Computer International B.V.	Computers	40	36
Livingston, the U.K.	NEC Computer International B.V.	Computers	45	12

(1)	NEC Electronics Corporation leases from NEC and uses part of these plants as its facilities.

(2)	Located within the site of Toshiba Corporation’s Keihin Plant.
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
     In addition to the above, our corporate research and development facilities, most of which we own, occupy 51 thousand square meters of floor space. In December 2003, we sold our Yokohama Plant and leased the plant and the surrounding land. The lease expired on May 31, 2005.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
     The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information — Selected Financial Data” and our consolidated financial statements and notes to those financial statements included elsewhere in this annual report.
    A. Operating Results.
      Business Overview
     We are a leading provider of systems, components, services and integrated solutions for computing and communications applications, as well as semiconductor solutions. We are focused mainly on providing reliable solutions to meet complex customer requirements.
      Fundamental Management Policy
     IT and network technology have become indispensable to daily life, enterprises, and national and local governments. Furthermore, convergence is occurring in a variety of segments, such as optical networks and IP networks, mobile and fixed-line communications, broadcasting and telecommunication services, and IT and network technology. A “ubiquitous networked society,” in which various information and telecommunication devices enable the exchange of necessary information anytime, anywhere, is being realized due to this convergence and advances in broadband and mobile infrastructure, which provide high-speed, large-capacity networks and related services, as well as accessibility via mobile information terminals.
     We, in accordance with our corporate slogan of “Empowered by Innovation,” intend to enable individuals to lead safer and more enjoyable and fulfilling lives, and for corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society. We seek to help people and society as a whole reach their fullest potential through continuing innovation aimed at improving customer satisfaction.
     In addition to our IT Solutions and Network Solutions businesses, we aim to provide solutions that are valued by our customers and promote the realization of the ubiquitous networked society through semiconductors and other aspects of our Electron Devices business.
     Finally, we aim to help drive the sustainable growth of society and enterprises by fulfilling our social responsibility as a good corporate citizen. In recognition of our responsibility to shareholders, customers, employees and other stakeholders, we are further committed to maximizing our corporate value.
      Revenues
     Our revenues are derived from three principal segments: IT Solutions business, Network Solutions business, and Electron Devices business (see Note 22 to our Consolidated Financial Statements).
     The following table sets forth sales and profit (including intersegment sales and profit) by segment for the fiscal year ended March 31, 2005:

	(Billions of	%
	yen)
Sales:
IT Solutions business	¥2,144.4	44.2%
Network Solutions business	1,892.0	39.0
Electron Devices business	868.7	17.9
Others	649.1	13.4
Eliminations	(699.1)	(14.5)

Net sales	4,855.1	100.0

Segment Profit:
IT Solutions business	102.3	78.0
Network Solutions business	26.5	20.2
Electron Devices business	37.2	28.3
Others	11.6	8.8
Eliminations	2.9	2.3
Unallocated corporate expenses	(49.3)	(37.6)

Aggregate segment profit	131.2	100.0
     The revenue of the IT Solutions business is derived from the provision of SI and outsourcing services, Internet-related services, support services, as well as the sale of software and hardware to a balanced mix of customers consisting mainly of enterprises and government agencies. Hardware sales include personal computers, servers and storage systems. We have developed a number of highly reliable, large-scale systems using open systems such as UNIX servers. In the fiscal year ended March 31, 2005, sales by the IT Solutions business were ¥2,144.4 billion, representing 44% of consolidated net sales. The main contributors to sales were the provision of SI to enterprises and government agencies in Japan and the sale of personal computers.
     Furthermore, for the fiscal year ended March 31, 2005, segment profit in the IT Solutions business was ¥102.3 billion, representing 78% of total segment profit of ¥131.2 billion. The major contributor to segment profit was the SI area.
     The revenue of the Network Solutions business is derived from the sale of fixed-line communications systems, mobile communications network systems, mobile handsets, and broadcast and other systems primarily to network services providers and other enterprises. We have technologies to develop highly reliable computing systems, which technologies have been cultivated in the telecommunications systems area targeting communications service providers, including fixed-line and mobile communications systems. Moreover, we have established a leading position in Japan’s telecommunications system market based on our ability to deliver total solutions such as the construction of platforms for new network services through combinations of IT. In the fiscal year ended March 31, 2005, sales in the Network Solutions business were ¥1,892.0 billion, representing 39% of consolidated net sales. The main contributors to sales were the construction and sale of fixed-line communications systems and mobile handsets to communications service providers.
     Furthermore, for the fiscal year ended March 31, 2005, segment profit in the Network Solutions business was ¥26.5 billion, representing 20% of total segment profit of ¥131.2 billion. While the construction and sale of mobile communications systems, such as microwave communications equipment and W-CDMA systems, made a significant contribution to segment profit, profit from the mobile handset area declined mainly due to weak market conditions in Japan and higher development costs.
     The revenue of the Electron Devices business is derived from the sale of semiconductors, color liquid crystal displays, electronic components, and other electron devices. In the fiscal year ended March 31, 2005, sales by the Electron Devices business were ¥868.7 billion, representing 18% of consolidated net sales. The main contributor to sales was semiconductors, particularly system LSIs. The general-purpose DRAM business has been transferred to Elpida Memory.
     Furthermore, for the fiscal year ended March 31, 2005, segment profit in the Electron Devices business was ¥37.2 billion, representing 28% of total segment profit of ¥131.2 billion. The semiconductor area accounted for the majority of profit in this segment.
      Cost and Expenses
     Cost and expenses for our businesses primarily consist of cost of sales, research and development, or R&D, expenses and selling, general and administrative, or SG&A, expenses.
      Cost of Sales
     Cost of sales primarily consists of manufacturing overheads, including materials, personnel, depreciation, and facility maintenance costs. We are promoting company-wide activities for reducing material costs. We are also promoting restraint in increasing the number of employees in order to maintain the current level of personnel costs. Depreciation costs depend mainly on capital investments in the semiconductor area. We built a semiconductor production line for 300-mm wafers during the fiscal year ended March 31, 2005.

      Research and Development Expenses
     In the fiscal year ended March 31, 2005, we recorded R&D expenses of ¥275.3 billion mainly for the development of leading-edge semiconductor products, as well as for R&D activities in the networking domain, including 3G mobile handsets, and in the integrated IT/Network domain.
      Selling, General and Administrative Expenses
     SG&A expenses primarily consist of sales commissions, sales promotion and advertising costs, and personnel costs related to sales and general administration operations. We are attempting to control increases in SG&A expenses by improving the efficiency of general administration operations.
      Medium- to Long-Term Business Strategy
     Having positioned “Integrated IT/Network Solutions” and “Semiconductor Solutions” as our core business domains, we strive to enhance our corporate value by pursuing business and technology synergies between these domains while also allowing them to implement strategies in accordance with the specific characteristics of their respective businesses.
     We formulated and began implementing a medium-term growth strategy in October 2003. By extending the innovative aspects of the Japanese market’s globally preeminent broadband and mobile infrastructure into overseas markets, we aim to create and capture new growth opportunities in the upcoming, full scale ubiquitous networked society.
     Outline of Medium-Term Growth Strategy for Integrated IT/Network Domain:
1.	Securing Reliable Profits and Stable Growth Focused on the Japanese Market
(1)	Securing a reliable profit foundation based on SI services
(2)	Expanding the Network Solutions business through integration with information technology
(3)	Revitalizing the hardware product area
2.	Capturing New Growth Opportunities
(1)	Global business expansion
(2)	Strengthening preparations for the upcoming, full scale ubiquitous networked society in Japan
3.	Combining NEC Group Core Competencies to Support Growth
     The rapidly changing business environment prompted by a downturn in the mobile handset market in Japan and increasing capital requirements and complexity relating to new technology development are among the recent developments that have to be addressed for us to sustain growth. On the other hand, new business opportunities are also emerging from the shift to next-generation networks and increasing demand for software/services in various areas. In response to these developments, we announced measures in December 2004 intended to resolve these management issues and promote our medium-term growth strategy.
     Outline of New Measures
1.	Early Turnaround of Mobile Terminal Area
(1)	Revise product development strategies
(2)	Accelerate overseas business expansion, with a focus on China
2.	Accelerated Growth in the Integrated IT/Network Solutions Business
(1)	Strengthen business in the software/services domain
(2)	Expand the broadband solutions area
(3)	Measures for the next-generation network infrastructure area
3.	Continuously Promote Structural Reforms
     In addition, in the semiconductor solutions domain, we focus on system LSIs and respond to customers’ needs with our own leading technologies. We will manage and develop our businesses with the aim of becoming a partner that provides optimal solutions.
     Through these and other measures, we aim to improve our financial results and return to a growth trajectory.
      Major Measures and Results of the Year under Review and Future Growth Initiatives
     Our business environment is changing significantly. In Japan, broadband and mobile networks are gaining ground and there are increasing moves to shift to next-generation networks, such as the construction of high-speed optical-fiber networks and the transition from existing voice communications networks to IP networks. Furthermore, the construction of new service platforms at communications service providers and global supply chains, as well as network utilization at enterprises, are gaining momentum. In the mobile handset market in Japan, communications service providers are implementing a full-scale transition to 3G mobile phone services. There is also stronger demand for more sophisticated semiconductor solutions in step with increasingly diversified customer needs.
     While new business opportunities are expanding in this way, structural changes that have a direct bearing on corporate profitability are also taking place. For hardware, the transition to products based on industry-standard technologies is gaining ground as hardware prices decline. Furthermore, in the SI area, customer requirements have become more sophisticated and complex, with an increase in the construction of systems using the latest technologies as well as systems requiring the development of intra- and inter-company networks. At the same time, as the scale of development projects grows due to rapid changes in technology, pricing pressure continues due to greater emphasis on investment returns on the part of customers and intensified competition. Furthermore, hand in hand with advances in a variety of multi-functional products such as 3G mobile phones, the importance of software installed in products in not just the IT domain but also the network and semiconductor domains is rapidly increasing.
     In light of these rapid changes in our business environment, we positioned the fiscal year ended March 31, 2005 as the year to implement growth strategies. Accordingly, we took a range of actions to strengthen business execution, implement concrete growth strategies and complete the final stages of structural reforms of businesses of concern.
     Firstly, to strengthen business execution, we worked to reinforce our operating base through total process reforms. In the hardware field, production innovation activities were implemented across the entire supply chain, extending to materials procurement, production and logistics. The goal was to reduce the cost of sales by enhancing inventory turnover and productivity. Process reforms such as the standardization of development processes were also promoted as part of measures to speed up development and reduce costs from the development stage onward. Moreover, we continued efforts to reduce the costs of materials purchased from outside suppliers. Through these and other activities, we have achieved some positive results in the development and production of hardware. In the fiscal year ended March 31, 2005, these activities were expanded to include the fields of software and systems development, where we worked to upgrade our earnings power with respect to solutions that combine both hardware and software. In the SI area, profitability declined during the fiscal year ended March 31, 2004 due to certain unprofitable projects which were implemented to respond to new technologies, realize new markets or customer development projects, and meet sophisticated and complicated customer needs. In the fiscal year ended March 31, 2005, profitability improved since we attempted to reduce the number of unprofitable projects by utilizing know-how developed in responding to new technologies in the previous fiscal year, enhancing implementation of pre-order screening, and performing more efficient project management. Furthermore, in the field of mobile handset development, efforts were made to reduce development costs by innovating development processes. This came in response to a rapid increase in the scale of software development in step with the proliferation of 3G mobile phone services and an increase in the number of handset models under development. We have reorganized our operations in order to strengthen our responsiveness to market conditions, so that we can steadily seize growth opportunities in the coming full-fledged ubiquitous networked society.
     With respect to implementing concrete growth strategies, amid advancements in broadband and mobile network environments, we have been providing an expanding range of Integrated IT/Network solutions. One example of a service platform built for a communications service provider was the construction of a backup center for NTT DoCoMo’s i-mode gateway system CiRCUS. This backup system supports the i-mode service, which is used by some 44 million subscribers. It is one of the world’s largest mission-critical systems built on a open architecture that can provide services 24 hours a day, 365 days a year, without any interruptions. For backbone systems for enterprises, we have developed and delivered a convergent fixed-line and mobile communications solution that directly links internal telephone networks using 3G mobile handsets to business process systems. These accomplishments were realized through the convergence of the strengths of both our IT and networking technologies. In the mobile handset area, while working to expand overseas businesses centered on China and based on leading-edge technologies developed in Japan, we took actions to improve the efficiency of software development, which has been growing in step with increases in functions and handset models. In the Electron Devices business, we have built a production line for 300-mm wafers in a move to strengthen our ability to deliver leading-edge products for which demand is rapidly growing.
     With respect to our efforts to focus on our key business, we sold our plasma display operations. Elpida Memory, to which we transferred our general-purpose DRAM business, has secured its own means of raising funds from the capital markets by listing on the Tokyo Stock Exchange in November 2004. (On August 31, 2005, we sold 9.6 million shares of Elpida Memory. After this sale, we currently hold 13.89% of Elpida Memory, which ceased to be an affiliate company of NEC accounted for by the equity method.)
     As a result of these measures, consolidated net sales for the fiscal year ended March 31, 2005 were ¥4,855.1 billion, a decrease of 1.1% as compared with the previous fiscal year. Consolidated income before income taxes for the fiscal year ended March 31, 2005 were ¥115.7 billion, a decrease of ¥44.9 billion as compared with the previous fiscal year. This is mainly due to the mobile handsets area, which experienced decreased sales and increased development costs, and the semiconductor area, which was negatively affected by inventory adjustments by customers. These factors outweighed improved profitability in the areas of fixed-line communications systems and IT Solutions.

      Measures to be Taken in Fiscal Year Ending March 31, 2006
     Aiming to respond to changes in our business environment, seize new business opportunities, and drive further growth as the full-fledged ubiquitous networked society approaches, we have positioned the fiscal year ending March 31, 2006 as the year to revitalize the execution of growth strategies. We will take action to cultivate new sources of earnings by creating new markets and businesses on our own initiative, while continuing total process reforms to further enhance our ability to generate earnings.
     Firstly, we will seek to quickly and precisely identify changes in market conditions by closely following customer trends and will seek to provide integrated solutions that fulfill customers’ needs. Furthermore, we will actively press ahead with the global development of our integrated solutions area originating in Asia, including China.
     Secondly, in the area of software/services, in order to strengthen our core competencies, which include our systems integration and software development capabilities, we have been dynamically reorganizing our management resources in this area. As the first stage of this process, NEC Soft, Ltd. and NEC System Technologies, Ltd. were made our wholly owned subsidiaries in June 2005. In a further step, we have converted ABeam Consulting Ltd. into a subsidiary as part of efforts to strengthen consulting capabilities in the SI area. Through these and other initiatives, we are working to reduce costs by continuing total process reforms, while maximizing our strengths to meet customer needs.
     Moreover, we will concentrate on developing hardware to drive further growth across the entire SI area. Hardware products will include servers and storage devices that fulfill customers’ needs by utilizing the most of world-leading broadband and mobile infrastructure available in Japan and our core technologies, including those that offer high reliability and security, in IT and networking areas.
     Through these and other measures, we will promote our business expansion and improve our profitability, while developing into a company of global excellence.
      Critical Accounting Policies and Estimates
     In “Item 5. Operating and Financial Review and Prospects,” we discuss our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date of the financial statements, as well as the reported amounts of revenues and expenses for the reporting period. Actual results could differ from estimated results.
     Management believes that the estimates and assumptions used in applying the following critical accounting policies affect our consolidated financial statements significantly.
      Marketable Securities and Other Investments
     We classify our marketable equity securities and debt securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in the value related to the marketable security is deemed to be other-than-temporary, we recognize impairment to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, we evaluate market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities and other key measures. In the fiscal year ended March 31, 2004, impairment losses did not have any material effect due to a rebound in stock prices. Because stock prices remained steady in the fiscal year ended March 31, 2005, impairment losses did not have any material effect, nor did we book any material unrealized losses. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.
     Other investment securities are stated at cost and reviewed periodically for impairment.
     Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are held by us could result in losses or an inability to recover the cost of the marketable securities, thereby possibly requiring an impairment charge in the future.
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
     The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecasts, taking into consideration the asset allocation policy. A 50-basis point decrease in the expected long-term rate of return on pension assets would have resulted in an increase of pension expense in the fiscal year ended March 31, 2005 by approximately ¥2.5 billion. We assumed that the expected long-term rate of return on pension assets was 4.0% in the fiscal year ended March 31, 2004 and 2.5% in the fiscal year ended March 31, 2005.
      Deferred Tax
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
       •   cumulative pre-tax income excluding special charges during the previous three years;
       •   tax planning that is available;
       •   the extended period of the realization of temporary differences resulting from accrued pension and severance costs, investments in subsidiaries and other factors; and
       •   the history of having had no significant loss carryforwards expire in the past.
     We believe that we will be able to realize deferred tax assets based on loss carryforwards through future income without additional tax planning. This conclusion is based on not only our estimated future earnings potential, but also on our history of having had no significant loss carryforwards expire in the past as well as improvements in business results since the fiscal year ended March 31, 2003.
     A significant portion of the deferred tax assets are related to accrued pension and severance costs and investments. Temporary differences for accrued pension and severance costs will be realized as they are funded or paid although there may be an extended period of realization. Deferred tax assets related to investments will generally be realized by restructurings such as the sale or liquidation of the investee.
     In the event that market conditions or results of operations improve significantly, and we determine that realization of deferred tax assets in the future in excess of the net amount recorded is more likely than not, an adjustment to the deferred tax assets would increase income in the period in which such determination is made. Likewise, in the event of a deterioration in market conditions or results of operations, in which we were to determine that it is not more likely than not all or part of our net deferred tax assets, an adjustment to deferred tax assets would decrease income in the period such determination was made.

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
      Goodwill and Other Intangible Assets
     Goodwill and intangible assets with indefinite lives are tested for impairment instead of being amortized. We perform impairment tests of these assets annually, or more frequently if events or circumstances indicate that assets might be impaired. Goodwill is tested for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Intangible assets with indefinite lives are tested for impairment by comparing the fair values of those assets with their carrying amounts. We perform an annual impairment test of goodwill in the fourth quarter of each fiscal year, or whenever there are specific signs of impairment. We performed an impairment test as of December 31, 2004, and recognized no impairment of goodwill for the fiscal year ended March 31, 2005.
     In performing impairment tests based on a discounted future cash flow approach, we must make estimates and assumptions regarding estimated future cash flows and other factors. Although there are inherent uncertainties, estimates and assumptions are consistent with our internal planning. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on each respective asset.
      Effect of New Accounting Standards
     In December 2004, the Financial Accounting Standards Board, or FASB, issued the Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), or SFAS No. 123 (R). SFAS No. 123 (R) requires the fair-value recognition of all stock-based compensation for employees, including grants of employee stock options. SFAS No. 123 (R) will be effective at the beginning of the first fiscal year beginning after June 15, 2005. We are scheduled to adopt SFAS No. 123 (R) effective on April 1, 2006, and have not determined what effect, if any, this new accounting standard will have on our results of operations and financial position.
     In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4, or SFAS No. 151. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” in ARB No. 43. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. We are scheduled to adopt SFAS No. 151 effective on April 1, 2006, and have not determined what effect, if any, this new accounting standard will have on our results of operations and financial position.
     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29, or SFAS No. 153. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for fiscal periods beginning after June 15, 2005. We are scheduled to adopt SFAS No. 153 effective on April 1, 2006, and have not determined what effect, if any, this new accounting standard will have on our results of operations and financial position.
      Results of Operations
     The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2003, 2004 and 2005:

	Year ended March 31
	2003	2004	2005
	(Billions of yen)
Net sales	¥4,695.0	¥4,906.8	¥4,855.1
Cost of sales	3,453.0	3,623.0	3,646.8
Research and development	296.2	256.7	275.3
Selling, general, and administrative expenses	824.9	852.7	802.5
Income before income taxes	61.5	160.5	115.7
Net income (loss)	(24.6)	41.1	67.9
      Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004
     During the fiscal year ended March 31, 2005, despite the escalating price of crude oil, economic growth continued in many developed countries, including the U.S., and high growth was sustained in Asian nations, including China, due to an increase in capital expenditures and other factors.
     There was sustained, steady growth in the Japanese economy in the first half of the fiscal year ended March 31, 2005 resulting from an increase in exports to Asia, focused mainly on China, and higher capital expenditures. However, lackluster consumer spending in the second half led to a slowdown in economic growth.
     The electronics industry in Japan experienced increased demand for digital home electronics products such as flat panel televisions and DVD recorders. IT services also grew moderately due to a recovery in IT and network investments by enterprises in Japan. However, mobile handsets showed sluggish growth due to high permeation in the Japanese market. Overseas, there was steady growth principally due to demand for personal computers and mobile handsets.
     With respect to semiconductors and other electronic components, although there was an increase in demand in both Japan and overseas markets in the first half due to brisk sales of digital home electronics products, demand decreased in the second half due to inventory adjustments by customers.
     Net sales for the fiscal year ended March 31, 2005 were ¥4,855.1 billion, a decrease of 1.1% compared with the previous fiscal year. This was principally due to a significant decrease in mobile handset sales, despite steady sales in the SI and fixed-line communications systems areas supported by the recovery in IT and network investments by enterprises, and higher sales of mobile communications systems in the mobile area.
     Income before income taxes for the fiscal year ended March 31, 2005 decreased ¥44.9 billion from the previous fiscal year to ¥115.7 billion. This was mainly due to a decrease in mobile handset sales and an increase in development costs for mobile handsets, and sluggish demand in the semiconductor area, despite improvement in profitability in the SI and fixed-line communications systems areas. Net income for the fiscal year ended March 31, 2005 increased ¥26.8 billion compared with the previous fiscal year to ¥67.9 billion. This was due to an improvement in equity in earnings (losses) of affiliated companies mainly reflecting an improvement in income of affiliated companies accounted for by the equity method, and a gain due to stock issuances of Elpida Memory which completed an initial public offering.
     On the other hand, free cash flows (the sum of cash flows from operating activities and investing activities) for the fiscal year ended March 31, 2005 comprised cash inflows of ¥42.0 billion. The balance of interest-bearing debt at March 31, 2005 amounted to ¥1,156.2 billion, a reduction of ¥14.8 billion as compared with the end of the previous fiscal year, as a result of the implementation of continual reduction measures. Debt-equity ratio (a ratio obtained by dividing interest-bearing debt by shareholders’ equity) at March 31, 2005 was 1.46, an improvement of 0.19 points as compared with the end of the previous fiscal year.
     In addition, the balance of interest-bearing debt (net), obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to ¥661.9 billion at March 31, 2005, a reduction of ¥12.3 billion as compared with the end of the previous fiscal year. Net debt-equity ratio (a ratio obtained by dividing interest-bearing debt (net) by shareholders’ equity) was 0.83 at March 31, 2005, an improvement of 0.12 points as compared with the end of the previous fiscal year.

     Net Sales. In the fiscal year ended March 31, 2005, our consolidated net sales decreased 1.1%, or ¥51.7 billion, to ¥4,855.1 billion. The IT Solutions business reported higher sales, mainly due to contributions from the areas of SI and software. The Network Solutions business also recorded higher sales, but this was mainly a reflection of sales growth in mobile communications systems and fixed-line communications systems outweighing the decrease in sales of mobile handsets. The Electron Devices business posted lower sales due to the sale of the plasma display business and a slowdown in the semiconductor market.
     By geographical location of customers, net sales to Japanese customers decreased 4.8%, or ¥177.3 billion, to ¥3,553.5 billion. This was mainly due to a decrease in sales of second-generation mobile handsets, which were strong in the previous fiscal year. Overseas sales increased 10.7%, or ¥125.6 billion, to ¥1,301.6 billion, primarily due to steady sales of 2.5G mobile handsets for overseas markets.
     Sales denominated in foreign currencies in the fiscal year ended March 31, 2005, principally the U.S. dollar and Euro, were ¥1,192.5 billion, an increase of 9.2%, or ¥100.3 billion, compared with the previous fiscal year. Consequently, foreign currency denominated sales represented 24.6% of net sales. Fluctuations in exchange rates had a negligible effect on earnings due to a variety of hedging measures to reduce fluctuation risks, such as forward exchange contracts and balancing foreign-currency denominated sales and procurement.
     Subsidy Related to Transfer of Substitutional Portion of Employee Pension Fund Liabilities, Net of Settlement Loss of ¥12,607 Million. In the fiscal year ended March 31, 2003, NEC and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of its contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval of the Japanese government in the fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2005, with the transfer to the Japanese government from the assets of the pension plans, NEC and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. We accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized net gains of ¥8.2 billion in the fiscal year ended March 31, 2004 and ¥0.7 billion in the fiscal year ended March 31, 2005 (see Note 10 to our Consolidated Financial Statements).
     Gain on Sale of Investments in Securities, Net of Loss on Sale and Impairment. We booked a gain on sales of investments in securities, net of loss on sale and impairment, of ¥43.4 billion, a year-on-year increase of ¥29.3 billion, mainly reflecting the recognition of gain on transfer of marketable securities to the pension trust and sale of shares in affiliated companies.
     Cost of Sales. Cost of sales in the fiscal year ended March 31, 2005 increased ¥23.8 billion to ¥3,646.8 billion over the previous fiscal year. As a percentage of net sales, cost of sales increased 1.3 percentage points to 75.1%. This mainly reflected intensified price competition in overseas mobile handset markets and lackluster demand in the semiconductor area, despite efforts to enhance profitability through stronger project management and process reforms.
     Research and Development Expenses. R&D expenses climbed ¥18.7 billion to ¥275.3 billion compared with the previous fiscal year. This was mainly attributable to rising development costs to respond to new technologies primarily in the Network Solutions business.
     Selling, General and Administrative Expenses. SG&A expenses in the fiscal year ended March 31, 2005 decreased ¥50.2 billion year on year to ¥802.5 billion. This decrease was mainly due to the conversion of an affiliated company from a consolidated subsidiary to an affiliated company accounted for by the equity method following the sale of part of our shareholding in the affiliated company at the end of the previous fiscal year. As a percentage of net sales, SG&A expenses improved 0.9 of a percentage point to 16.5%.
     Restructuring Charges. Restructuring charges decreased ¥11.3 billion from the previous fiscal year to ¥5.9 billion. This was mainly a reflection of charges for the loss incurred for the disposal and write-down of assets in the IT Solutions and Network Solutions business that were booked in the previous fiscal year (see Note 19 to our Consolidated Financial Statements).
     Loss on Sale or Disposal of Fixed Assets, Net. We booked a loss on sale or disposal of fixed assets, net of ¥14.4 billion in the fiscal year ended March 31, 2005, compared with a gain of ¥7.3 billion in the previous fiscal year. The previous fiscal year’s gain was mainly attributable to gains on the sale of land and buildings associated with the realignment of operating facilities. This fiscal year’s loss was mainly due to the sale and disposal of some of our facilities for facility-restoration purposes.
     Income Before Income Taxes. Income before income taxes was ¥115.7 billion, a decrease of ¥44.9 billion compared with the previous fiscal year. This mainly reflected decreasing sales and increasing development costs of mobile handsets, and a downturn in demand in the semiconductor area, despite enhanced profitability in the areas of SI and fixed-line communications systems achieved through total process reforms and other means.
     Equity in Earnings (Losses) of Affiliated Companies. We recorded equity in earnings of affiliated companies in the fiscal year ended March 31, 2005 of ¥32.6 billion, an improvement of ¥50.4 billion compared with the previous fiscal year. This mainly reflected improved financial results of affiliated companies accounted for by the equity method as well as a gain of ¥25.0 billion that resulted from stock issuances by Elpida Memory which completed an initial public offering (see Note 3 to our Consolidated Financial Statements). As of August 31, 2005, Elpida Memory ceased to be an affiliate company of NEC accounted for by the equity method.
     Income Taxes. As of March 31, 2005, we had deferred tax assets of ¥506.1 billion net of valuation allowance of ¥47.8 billion and deferred tax liabilities of ¥89.6 billion. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include utilization of operating loss carryforwards, and the nondeductibility of certain expenses (see Note 11 to our Consolidated Financial Statements).
     We have filed a consolidated tax return for NEC and its domestic wholly-owned subsidiaries since the fiscal year ended March 31, 2003. Japanese income tax regulations permit the carryforwards of tax losses in a Japanese entity as an offset against its taxable income during the subsequent seven years. Operating loss carryforwards expire at the end of the seven-year period.
     Our valuation allowance of ¥47.8 billion as of March 31, 2005 reflected (i) ¥12.0 billion for deferred tax assets arising from loss carryforwards of certain consolidated subsidiaries and (ii) ¥35.8 billion mainly for deferred tax assets arising from tax deductible temporary differences recorded by subsidiaries in a loss position. As of March 31, 2005, our operating loss carryforwards of ¥183.7 billion reflected (i) ¥109.5 billion related to foreign subsidiaries for which deferred tax assets of ¥7.8 billion and valuation allowance of ¥3.4 billion were recorded and (ii) ¥74.2 billion related to domestic companies for which deferred tax assets of ¥36.6 billion and valuation allowance of ¥8.6 billion were recorded. In determining the amount of valuation allowance, we consider all available evidence (see Critical Accounting Policies and Estimates).
     Net Income. Despite the decrease in income before income taxes, due to the sharp improvement in equity in earnings of affiliated companies, we recorded net income of ¥67.9 billion, an increase of ¥26.8 billion from the previous fiscal year.
     Comprehensive Income (Loss). We recorded comprehensive income in the fiscal year ended March 31, 2005 of ¥93.3 billion. In addition to the recording of net income, this reflected other comprehensive income of ¥25.4 billion due to a decrease in the minimum pension liability adjustment, which reflected the transfer of substitutional portion of employee pension fund liabilities (see Note 12 to our Consolidated Financial Statements).
     Dividends. In addition to moving forward with the restructuring of our business, we need to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, we consider, among other factors, the following factors in determining our cash dividends: the profits earned in the relevant fiscal period, the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.
     We have declared an annual dividend of ¥6 per share of common stock for the fiscal year ended March 31, 2005, including an interim dividend of ¥3 per share of common stock.
     Capital Expenditures. Capital expenditures increased 25.2% year on year to ¥217.8 billion, mainly a reflection of new measures to reinforce production lines in the semiconductor area.

      Review of Operations by Business Segment
     The following table sets forth sales and profit by segment for the fiscal years ended March 31, 2004 and 2005:

	Year ended March 31
	2004	2005
	(Billions of yen)
Sales:
IT Solutions business	¥2,098.9	¥2,144.4
Network Solutions business	1,775.7	1,892.0
Electron Devices business	932.2	868.7
Others	679.9	649.1
Eliminations	(579.9)	(699.1)

Net sales	4,906.8	4,855.1

Segment Profit:
IT Solutions business	91.8	102.3
Network Solutions business	67.9	26.5
Electron Devices business	54.3	37.2
Others	10.7	11.6
Eliminations	(1.6)	3.0
Unallocated corporate expenses	(40.4)	(49.3)

Aggregate segment profit	182.7	131.2
Income before income taxes	160.5	115.7
Net income	41.1	67.9
     We are primarily engaged in three business segments: IT Solutions business, Network Solutions business, and Electron Devices business. In the fiscal year ended March 31, 2005, our business recorded sales of ¥4,855.1 billion, a decrease of ¥51.7 billion, or 1.1%, from the previous fiscal year. Total segment profit was ¥131.2 billion, a decrease of ¥51.5 billion from the previous fiscal year.
     The following is a review of results of operations for each business segment for the fiscal year ended March 31, 2005. Sales and segment profit figures for each segment include intersegment transactions (see Note 22 to our Consolidated Financial Statements).
      IT Solutions Business
     Sales. As the Japanese economy headed toward recovery on the back of improved corporate financial results, IT investment in Japan also gradually returned to a recovery track. On the other hand, the amount of IT investment did not increase significantly since customers maintained their emphasis on investment returns and intensified competition continued to push down prices.
     In this environment, sales in the IT Solutions business were ¥2,144.4 billion, an increase of 2.2% from the previous fiscal year. Higher sales were recorded in the areas of SI and software. For the public sector, we renewed existing systems and constructed systems mainly related to e-government and mergers between local governments. For the private sector, demand was steady for a variety of system construction projects, including for upgrades of enterprise supply chain management systems, centered on certain manufacturing sectors taking a proactive approach to IT investments. In new technology domains, we constructed open business process systems fully based on Java technology in a progressive undertaking for the financial services sector, among other initiatives. Furthermore, we expanded the construction of platforms for enterprises to share information on a global basis, as well as for area in the integrated IT/Networks domain relating to IP, mobile, RFID using IC tags and security.
     On the other hand, sales in computer platforms decreased due to the absence of a large-scale project like that found in the previous fiscal year, the shift to lower-priced products and declining unit prices, despite higher shipments of open servers such as IA servers and optical disk drives. In the personal solutions area, while the increase in shipments of personal computers for the consumer market slowed due to lackluster market conditions in Japan, replacement demand for personal computers at companies grew steadily.
     Segment Profit. Segment profit amounted to ¥102.3 billion, an increase of ¥10.5 billion from the previous fiscal year. This was primarily due to improved profitability in the SI area. In this area, profitability had deteriorated in the second half of the previous fiscal year due to unprofitable projects caused by an increase in projects using new technologies, including introductions of digital terrestrial broadcasting systems and constructions of computing systems fully based on Java technology and by more sophisticated and complicated customer requirements. In response, while utilizing the know-how developed in responding to new technologies in the previous fiscal year, we reinforced measures to improve profitability such as upgrading pre-order screening and project management, and raising productivity in software development. As a result, profitability improved because we managed to sharply reduce the number of unprofitable projects in the fiscal year ended March 31, 2005.
     In the areas of computer platforms and personal solutions, we made efforts to lower materials costs and upgrade our supply chain amid difficult market conditions characterized by a sharp decline in prices.
      Network Solutions Business
     Sales. Sales in the Network Solutions business were ¥1,892.0 billion, an increase of 6.5% compared with the previous fiscal year. Despite declining mobile handset sales, overall sales growth was fueled by higher sales of mobile communications systems, as well as fixed-line communications systems mainly in Japan.
     For fixed-line communications systems, overall sales to the Japanese market steadily increased. This market has seen rising demand for infrastructure construction projects for communications service providers and broadcasters to offer new services. We have constructed a service platform that enables NTT DoCoMo, Inc. to provide email and Web access services, among other projects. An increasing number of companies are introducing VoIP systems that enable voice communications using IP technology and shifting to broadband networks, which in turn has increased security-related needs. As an example of one solution addressing these needs, we have made use of 3G FOMA mobile handsets to develop and deliver mobile office solutions for the construction of local IP telephone networks.
     In the area of mobile communications systems, sales increased due to vigorous investment in 3G infrastructure worldwide and other factors. For the Japanese market, we recorded steady shipments on the back of enhanced mobile-phone service areas, which were expanded to include building interiors, underground floors, and other locations, as well as investments aimed at the launch of fixed-rate packet communications services in June 2004. For overseas markets, 3G infrastructure investments have steadily begun, centered on European countries, supporting our brisk shipments. Sales of base transceiver systems, including those for second-generation, or 2G, mobile communications service providers, also increased.
     For mobile handsets, we are working to aggressively expand into overseas markets, particularly China, leveraging our technologies and know-how cultivated in our domestic mobile handset area. In the fiscal year ended March 31, 2005, we reported lower mobile handset shipments to the Japanese market, due to slower growth in new subscribers reflecting the maturing mobile handset market as well as lackluster replacement demand for new handsets. On the other hand, as the transition to 3G services gained ground, we worked to bring attractive 3G terminals to market, such as terminals for NTT DoCoMo, Inc. with embedded non-contact IC cards for shopping at retail outlets such as convenience stores and making payments over the Internet, as well as terminals compatible with overseas 3G/2G services. For the Chinese market, we sought to lay the groundwork for success by realigning our network of local subsidiaries to focus on the mobile area and newly appointing a local senior executive. By incorporating local resources, such as design agencies and electronics manufacturing service companies, into a supply chain that extends from development to procurement, production, sales and maintenance, we reduced development costs and fixed expenses while increasing shipments. For other overseas businesses centered on European markets, performance remained on par with the previous fiscal year.
     Segment Profit. Segment profit was ¥26.5 billion, a decrease of ¥41.4 billion from the previous fiscal year. This was mainly due to a decrease in sales and an increase in development costs of mobile handsets despite an improvement of profitability in the fixed-line communications systems area. In the area of fixed-line communications systems, profitability improved on the back of higher shipments and the benefits of measures to shift to a more streamlined business structure, including more focused product development and realignment of manufacturing facilities. In the area of mobile communications systems, profit rose due to increased sales. On the other hand, in addition to a decrease in mobile handset shipments in Japan, sharp increases in development costs and expenses required to promote sales of 3G terminals overseas substantially reduced the profitability of mobile handsets. The increase in development costs was mainly due to our efforts to stabilize chipsets for 3G terminals for overseas markets, meet additional software requirements associated with the higher functionality of mobile terminals, and undertake development on a larger scale due to an increase in the number of handset models under development. To raise development efficiency and restore profitability as early as possible, we developed a Linux-based development platform, which can utilize a broad range of application software with outstanding functionality and general versatility. In addition, we implemented development process reforms that included shifting to a development system organized around functions instead of handset models.

      Electron Devices Business
     Sales. Sales of the Electron Devices business were ¥868.7 billion, a decrease of 6.8% from the previous fiscal year. This decrease was primarily due to the transfer of the plasma display business and the termination of the general-purpose DRAM foundry business. We have been transferring development, production and sales of general-purpose DRAMs to Elpida Memory, and the termination of the general-purpose DRAM foundry business marks the completion of this transfer of general-purpose DRAM operations.
     In the fiscal year ended March 31, 2005, electron devices-related markets saw extremely healthy demand in the first half of the year continuing from the previous fiscal year, underpinned mainly by an upturn in demand for personal computers, the spread of 3G mobile handsets and brisk sales of digital home electronics. In stark contrast, there was a sharp deterioration in demand from the summer onward, as client equipment manufacturers implemented production adjustments and reduced parts procurement.
     In the semiconductor area, which comprises the majority of the Electron Devices business, we recorded steady sales of semiconductors in the first half of the fiscal year ended March 31, 2005, mainly for use in digital home electronics, personal computers and peripherals, automobiles and industrial machinery in step with growing demand for semiconductors. In the second half, however, semiconductor sales decreased in all but the automobile and industrial machinery fields, reflecting sluggish demand due to production adjustments by customers.
     In displays, we transferred the low-margin plasma display business as part of structural reforms of underperforming businesses. The color LCD area saw strong sales of color LCDs for industrial use, a key area of focus. For general-purpose LCDs for personal computers and monitors, NEC is generating royalties from the licensing of technologies to a joint venture established with SVA (Group) Co., Ltd., a Chinese IT company.
     In the area of electronic components and others, we reported steady sales, driven mainly by core products such as capacitors, where we have a significant competitive edge.
     Segment Profit. Segment profit amounted to ¥37.2 billion, a decrease of ¥17.1 billion from the previous fiscal year.
     In the areas of display and electronic components and others, profitability improved due to structural reforms. In the semiconductor area, which represents the majority of segment profit for the Electron Devices business, profitability was partly affected by a downturn in sales in the second half due to lackluster demand. In this context, segment profit declined year on year as measures aimed mainly at improving productivity and raising cost effectiveness were unable to offset higher capital expenditures for the construction of a 300-mm wafer production line and higher R&D expenses. Moving forward, we aim to improve earnings over the medium term by leveraging our earlier investments in facilities and product development.
      Others
     Sales. Sales of the “Others” segment, which consists of the manufacture and sale of semiconductor manufacturing equipment and LCD projectors as well as information and network system construction, were ¥649.1 billion, a decrease of 4.5% from the previous fiscal year. This was mainly because Japan Aviation Electronics Industry, Ltd., which previously was our subsidiary, became an affiliated company accounted for by the equity method due to the sales of a part of its shares owned by NEC in March 2004.
     Segment Profit. Segment profit amounted to ¥11.6 billion, an increase of ¥0.8 billion from the previous fiscal year.
      Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003
     For the fiscal year ended March 31, 2004, our consolidated net sales increased by 5% year-on-year to ¥4,906.8 billion. Income before income taxes increased by ¥99.1 billion year-on-year to ¥160.5 billion, mainly due to sales growth and improved profitability through our restructuring efforts in the previous fiscal year, as well as a decrease in restructuring charges, gain due to stock issuances by subsidiaries, including NEC Electronics Corporation, and gains on the sales of operating facilities through the realignment of our operating organizations. We returned to profitability in the fiscal year ended March 31, 2004, posting net income of ¥41.1 billion, compared to a net loss of ¥24.6 billion in the previous fiscal year.
     Net Sales. In the fiscal year ended March 31, 2004, our net sales increased 5%, or ¥211.8 billion, to ¥4,906.8 billion as compared with the previous fiscal year. This reflects an increase in sales of mobile handsets, optical disc drives, and semiconductors mainly for use in mobile handsets and digital consumer electronics.
     By geographical location of customers, net sales to Japanese customers increased 2% to ¥3,730.8 billion. This increase was mainly attributable to an increase in the sales of semiconductors for use in mobile handsets and digital consumer electronics. However, it was partially offset by business realignment measures implemented in the previous fiscal year in connection with our printed circuit board and car electronics businesses. Overseas sales increased by 12% to ¥1,176.0 billion, mainly due to the full-fledged start of shipments of mobile handsets mainly to European markets and the growth in the sales of optical disc drives.
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
     Subsidy Related to Transfer of Substitutional Portion of Employee Pension Fund Liabilities, Net of Settlement Loss of ¥138,063 Million. In September 2002, NEC and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or the substitutional portion, of its contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government on December 1, 2003 and January 1, 2004, with the transfer to the Japanese government of certain assets of the pension plans on February 16, 2004 and March 15, 2004, NEC and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion. We accounted for the elimination of future benefits and relief from past obligations resulting from the transfer of assets as in a single settlement transaction and recognized a net gain of ¥8.2 billion. See Note 10 to our consolidated financial statements.
     Gain on Sale or Disposal of Fixed Assets, Net. We have been improving our balance sheet by realigning our asset portfolio to improve our financial strength through the sale of securities of diminished significance and sales of property, plant and equipment accompanying the realignment of our operating facilities. Gain on sale or disposal of fixed assets, net in the fiscal year ended March 31, 2004 was ¥7.3 billion compared with a loss of ¥7.7 billion in the previous fiscal year.
     Gains due to Stock Issuances by Subsidiaries. In the fiscal year ended March 31, 2004, we recorded a gain of ¥53.8 billion due to stock issuances by subsidiaries, an increase of ¥31.7 billion compared to ¥22.1 billion in the previous fiscal year. In the fiscal year ended March 31, 2003, we recorded gains of ¥20.8 billion on the initial public offering of NEC Fielding, Ltd., a consolidated subsidiary. In the fiscal year ended March 31, 2004, the increase in gain due to stock issuances by subsidiaries primarily reflected the initial public offerings by our consolidated subsidiaries, NEC Electronics Corporation and NEC System Technologies, Ltd. See Note 18 to our consolidated financial statements.
     Gain on Sale of Investments in Securities, Net of Loss on Sale and Impairment. Gain on sale of investments in securities, net of loss on sale and impairment, in the fiscal year ended March 31, 2004 was ¥14.2 billion, a decrease of ¥19.2 billion from ¥33.4 billion in the previous fiscal year. This was mainly due to a decrease in the gain on sale of marketable securities and other investments.

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
     Research and Development Expenses. Research and development expenses decreased by 13% year on year to ¥256.7 billion, representing 5.2% of net sales. This decrease mainly reflects measures to decrease the number of research themes and other steps to more efficiently utilize research and development expenses. See “ — Research and Development, Patents and Licenses, etc.”
     Selling, General and Administrative Expenses. Selling, general and administrative expenses in the fiscal year ended March 31, 2004 increased by ¥27.8 billion year-on-year to ¥852.7 billion. As a percentage of net sales, selling, general and administrative expenses decreased 0.2 percentage points to 17.4%. This decrease was mainly attributable to measures to reduce operating costs.
     Restructuring Charges. Restructuring charges decreased by ¥38.2 billion to ¥17.2 billion. This mainly included charges for workforce reductions and disposal of facilities. See Note 19 to our consolidated financial statements.
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
     Income before Income Taxes. We recorded income before income taxes in the fiscal year ended March 31, 2004 of ¥160.5 billion, an increase of ¥99.1 billion as compared with the previous fiscal year. This increase was mainly due to a sharp improvement in profitability occasioned by increasing sales of mobile handsets and the shift to high-value-added products in the semiconductor field, and the benefits of structural reforms for the purpose of cost reductions. Another contributing factor was a decrease of ¥38.2 billion in business restructuring expenses, as the structural reforms that we planned for some of our unprofitable businesses neared completion. See Note 19 to our consolidated financial statements.
     Equity in Earnings (Losses) of Affiliated Companies. We recorded equity in losses of affiliated companies in the fiscal year ended March 31, 2004 of ¥17.8 billion, an improvement of ¥2.7 billion. This was mainly attributable to higher net incomes or lower net losses of affiliated companies involved in manufacturing electronics, information network and measuring equipment.
     Provision (Benefit) for Income Tax. At March 31, 2004, we had deferred tax assets of ¥552.6 billion net of valuation allowance of ¥30.9 billion and deferred tax liabilities of ¥130.9 billion. Major differences between income before income taxes for financial reporting purposes and for income tax purposes include the utilization of operating loss carryforwards, and the non-deductibility of certain expenses. See Note 11 to our consolidated financial statements for a more detailed explanation.
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

      Segment Analysis
     The following table sets forth sales and profit by segment for the fiscal years ended March 31, 2003 and 2004:

	Year ended March 31
	2003	2004
	(Billions of yen)
Sales:
IT Solutions business	¥2,082.6	¥2,098.9
Network Solutions business	1,576.3	1,775.7
Electron Devices business	936.7	932.2
Others	661.7	679.9
Eliminations	(579.8)	(579.9)
Electronics business total	4,677.5	4,906.8
Leasing business	38.2	—
Eliminations	(20.7)	—

Net sales	4,695.0	4,906.8

Segment Profit (Loss):
IT Solutions business	105.8	91.8
Network Solutions business	34.3	67.9
Electron Devices business	(2.3)	54.3
Others	14.8	10.7
Eliminations	0.2	(1.6)
Unallocated corporate expenses	(38.5)	(40.4)

Electronics business total	114.3	182.7
Leasing business	8.2	—
Eliminations	(1.6)	—

Aggregate segment profit	120.9	182.7
Income before income taxes	61.5	160.5
Income (loss) before cumulative effect of accounting change	(24.6)	41.1
Net income (loss)	(24.6)	41.1
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
     Operating results of each segment in the electronics business are presented below. Sales and segment profit figures for each segment include inter-segment transactions. See Note 22 to our consolidated financial statements.
      IT Solutions Business
     Sales . The IT Solutions business recorded sales in the fiscal year ended March 31, 2004 of ¥2,098.9 billion, an increase of 1% year-on-year. Despite continuing lackluster demand for IT investment in the domestic market, sales of systems integration increased, mainly due to steady demand from the public sector and steady growth in businesses targeting private-sector demand. On the other hand, sales of software decreased, partly reflecting the absence of the previous fiscal year’s large volume orders. In the field of computer platforms, such as servers, sales increased due to expanded sales volume of optical disc drives.
     Segment Profit . Segment profit in the fiscal year ended March 31, 2004 was ¥91.8 billion, a decrease of ¥14.0 billion as compared with the previous fiscal year. Segment profit as a percentage of sales, decreased from 5.1% to 4.4%. Despite a sharp improvement in the profitability of personal computers due to the results of structural reforms implemented to date, profitability in the SI field decreased mainly on account of investments in new technologies, including digital terrestrial broadcasting systems and JAVA-based application projects, and investments intended to develop new markets and customers.
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

    B. Liquidity and Capital Resources.
      Basic Liquidity Management Policy
     Our basic liquidity management policy is to maintain the sum of cash and cash equivalents and committed credit facilities with financial institutions at a level equivalent to approximately 2 months of net sales. Committed credit facilities mean facilities committed by financial institutions under which loans will be made on a request basis to the extent of agreed amount under certain terms and conditions. Cash and cash equivalents, together with committed credit facilities established with financial institutions, were ¥994.3 billion at March 31, 2005. This included cash and cash equivalents of ¥494.3 billion and the unused portion of ¥500.0 billion of total long-term and short-term committed credit facilities of ¥520.0 billion. This is equivalent to roughly 2.5 times average monthly sales in the fiscal year ended March 31, 2005. This level mainly reflected our policy of retaining a more-than-adequate supply of cash and cash equivalents largely to cope with any rapidly arising capital-expenditure needs in the semiconductor business, and ensuring flexible financial strategies. To this end, we retain committed credit facilities.
     Cash and cash equivalents are mainly denominated in yen as well as other denominations that include U.S. dollars and Euros.
      Capital Resources
     We maintain credit facilities that we believe are sufficient to meet our short- and long-term funding needs.
     With regard to short-term financing, we rely primarily on commercial paper, or CP, in Japan to provide short-term financing for operating purposes. We have a ¥550.0 billion CP program. To prepare for unexpected short-term funding needs or instability in fund procurement through the issue of CP, we maintain committed credit facilities of ¥420.0 billion to ensure that funds may be borrowed from financial institutions at all times. Of this amount, ¥100.0 billion represents a committed credit facility with a contract period effective from March 2003 through March 2006 that enables us to obtain short-term loans. This committed credit facility contains a clause that will revoke the facility in the event that our rating (given by Rating and Investment Information, Inc.) is downgraded by 5 notches, from A at present to BB+ or lower.
     With regard to long-term financing, we have a ¥300.0 billion straight bond issuance program in Japan. In addition to the above, NEC and our U.K. financial subsidiary also jointly have a medium-term note, or MTN, program with a program limit of $2,000 million to flexibly meet medium- and long-term funding needs worldwide.
     In the fiscal year ended March 31, 2005, we established a committed credit facility of ¥100.0 billion to ensure that we can meet long-term funding requirements that may arise in the near future. During the contracted period over the next three years, this credit facility will give us a framework for flexibly taking out long-term loans with terms of up to eight years. This long-term committed credit facility contains a clause that will revoke the facility in the event that our rating (given by Rating and Investment Information, Inc.) is downgraded by 5 notches, from A at present to BB+ or lower.
     In the fiscal year ended March 31, 2005, we did not procure funds through the issuance of new shares or bonds. However, during the same fiscal year, NEC Electronics Corporation, which is a consolidated subsidiary, issued bonds with stock acquisition rights to procure ¥110.0 billion. These funds will be used to finance flexible investments in new facilities in support of sales and earnings growth over the medium and long terms, and will be used for the partial repayment of interest-bearing debt, and to provide working capital.
     Our basic policy regarding the structure of liabilities on our balance sheets is to maintain a balanced mix of fund procurement from debt and capital market instruments, while securing adequate long-term funds, from the standpoint of satisfying funding requirements in a stable manner.

As of March 31	2004	2005

Long-term fund procurement*1	69%	68%
Use of capital market instruments*2	70%	74%

*1 Long-term fund procurement is calculated by dividing the sum of bonds and long-term debt by interest-bearing debt.
*2 Use of capital market instruments is calculated by dividing bonds and CPs by interest-bearing debt.
     As of March 31, 2005, long-term fund procurement accounted for 68% of total funds procured, while the use of capital market instruments accounted for 74% of total funding. Short-term borrowings include loans from banks and insurance companies, and the average interest rate for the fiscal year ended March 31, 2005 was 0.49%. Long-term debt includes secured or unsecured floating-interest loans from banks and insurance companies, straight bonds and convertible bonds with fixed interest rates. There are no limitations on the use of these funds.

Cash Flows

	Year ended March 31
	2003	2004	2005
	(Billions of yen)
Net Cash Provided by (Used in):
Operating activities	¥247.5	¥328.5	¥164.6
Investing activities	(11.6)	(69.1)	(122.5)
Financing activities	(262.7)	(102.8)	(50.3)
Effect of exchange rate changes on cash and cash equivalents	(6.6)	(4.2)	5.7

Net increase (decrease) in cash and cash equivalents	¥(33.4)	¥152.4	¥(2.5)

     Cash and cash equivalents at the end of the fiscal year ended March 31, 2005 were ¥494.3 billion, a decrease of ¥2.5 billion from the previous fiscal year.
     Net cash provided by operating activities in the fiscal year ended March 31, 2005 was ¥164.6 billion, ¥163.9 billion less than in the previous fiscal year. This mainly reflected an increase in the payments of notes and accounts payable, primarily in line with increased procurement of raw materials from overseas suppliers requiring shorter payment periods. Depreciation fell ¥12.2 billion to ¥166.5 billion, primarily reflecting the leasing of facilities and the sale of property, plant and equipment accompanying the realignment of our network of operating bases, despite an increase of ¥43.8 billion in capital expenditures.
     Net cash used in investing activities in the fiscal year ended March 31, 2005 was ¥122.5 billion, ¥53.4 billion higher than in the previous fiscal year, due mainly to tender offers made for shares of NEC Soft, Ltd. and NEC System Technologies, Ltd. in the fiscal year ended March 31, 2005, as well as an investment in ABeam Consulting, Ltd. This increase also reflected the absence of the previous fiscal year’s net proceeds from the sale of shares in affiliates in connection with the listing of subsidiaries.
     Net cash used in financing activities was ¥50.3 billion. The main uses of cash were for the redemption of bonds and dividends paid, which were partly offset by proceeds from the issuance of bonds with stock acquisition rights.
     As of March 31, 2005, note and accounts receivable, trade, was ¥916.6 billion while notes and accounts payable, trade, was ¥847.6 billion. Accounts receivable turnover, the ratio of notes and accounts receivable, trade, to average daily net sales, was 69 days. Accounts payable turnover, the ratio of notes and accounts payable, trade, to average daily cost of sales, was 85 days. For the purpose of diversifying fund procurement methods and streamlining our balance sheets, NEC has several securitization programs under which certain trade receivables are sold without recourse to special purpose entities (see Note 16 to our Consolidated Financial Statements).
     Our main future funding requirements are working capital, capital expenditures and debt repayments. We believe that long- and short-term credit facilities and cash flows from operating activities are sufficient to meet these funding requirements in the fiscal year ending March 31, 2006. However, in the event that cash flows from operating activities fall below projections, we may be required to take out additional borrowings or issue shares or other securities.
      Ratings
     As of March 31, 2005, NEC’s short-term credit rating was a-1 (Rating and Investment Information, Inc.), P-2 (Moody’s Investors Service) and A-2 (Standard and Poor’s Rating Services) and our long-term credit ratings were A (Rating and Investment Information, Inc.), Baa1 (Moody’s Investors Service) and BBB (Standard and Poor’s Rating Services). In December 2004, our long-term credit rating from Moody’s Investors Service was raised from Baa2 to Baa1.
      Cash Management
     We centralize the management of funds worldwide through the use of cash management systems, or CMS, in Japan and overseas. These systems facilitate the efficient use of funds and reduction of interest-bearing debt.
     In Japan, NEC centrally manages funding shortfalls and surpluses at major domestic consolidated subsidiaries using a CMS, and is responsible for operating the system and carrying out fund raising activities. Overseas, several financial subsidiaries covering the regions under their charge operate CMS, managing cash at consolidated subsidiaries in a similar manner as in Japan. Cash surpluses at overseas financial subsidiaries are centralized in NEC to coordinate the allocation of resources on a global scale.
     NEC Electronics Corporation and its consolidated subsidiaries separately operate their own CMS so as to efficiently use funds throughout the group in Japan and overseas.

      Assets, Liabilities, and Shareholders’ Equity
     Total assets at the end of fiscal year ended March 31, 2005 were ¥3,940.7 billion, a decrease of ¥103.7 billion from the previous fiscal year-end. This mainly reflected decreases in property, plant and equipment primarily due to the transfer of operations and sale of fixed assets, as well as lower current assets from a decline in inventories due to strengthening company-wide project management and the promotion of production innovation activities.
     Current assets at the end of fiscal year ended March 31, 2005 were ¥2,081.6 billion, a decrease of ¥48.2 billion compared with the previous fiscal year-end. Notes and accounts receivable, trade, net of the allowance for doubtful notes and accounts, increased ¥61.0 billion to ¥901.7 billion mainly due to a decrease in sales of the trade receivables based on our securitization programs compared with the previous fiscal year-end. Inventories decreased ¥41.1 billion to ¥528.9 billion, due to production innovation measures and stronger project management.
     Investments and long-term receivables decreased by ¥27.9 billion to ¥423.4 billion. This mainly reflected a decline of ¥42.4 billion in marketable securities due to the transfer of marketable securities to the pension trust and sale of marketable securities, partly offset by an increase of ¥22.4 billion in investments in affiliated companies accounted for by the equity method in step with an improvement in equity in earnings (losses) of affiliated companies.
     Property, plant and equipment was ¥726.4 billion, decreased by ¥43.8 billion from the previous fiscal year-end. The main reasons for the decrease were the sale of the plasma display business and the sale of semiconductor-related equipment to Hiroshima Elpida Memory, Inc.
     Other assets were ¥709.3 billion, an increase of ¥16.3 billion from the previous fiscal year-end. This was mainly attributable to an increase of ¥35.9 billion in goodwill reflecting tender offers for shares in NEC Soft, Ltd. and NEC System Technologies, Ltd. and an investment in ABeam Consulting Ltd., partly offset by a decrease of ¥14.8 billion in long-term deferred tax assets.
     Current and long-term liabilities as of the end of fiscal year ended March 31, 2005 decreased by ¥189.3 billion to ¥2,922.2 billion. Of this amount, interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt and long-term debt, decreased by ¥14.8 billion from the end of the previous fiscal year to ¥1,156.2 billion. This reflected continuous efforts to reduce interest-bearing debt.
     Accrued pension and severance costs decreased by ¥99.7 billion to ¥425.2 billion as compared with the end of the previous fiscal year. This was primarily due to transfer of marketable securities to the pension trust and a decrease in unrecognized benefit obligations mainly through the transfer of the substitutional portion of employee pension fund liabilities at certain consolidated subsidiaries.
     As of March 31, 2005, shareholders’ equity had increased ¥82.8 billion to ¥794.3 billion. This mainly mirrored net income of ¥67.9 billion, along with an improvement of ¥25.4 billion in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) is the sum of foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The improvement in accumulated other comprehensive income (loss) was mainly due to an improvement of ¥28.9 billion in the minimum pension liability adjustment as compared with the end of the previous fiscal year, due mainly to the recording of pension and severance cost, in addition to the transfer of the substitutional portion of employee pension fund liabilities at certain consolidated subsidiaries. As a result, the shareholders’ equity ratio at the end of fiscal year ended March 31, 2005 increased to 20.2% from 17.6% at the end of the previous fiscal year.

      C. Research and Development, Patents and Licenses, etc.
     Since the establishment of our first research laboratory in 1939, we have consistently recognized that our R&D activities are a critical component of our success. We will therefore continue to devote significant financial, personnel and other resources to R&D efforts.
     R&D expenses for the fiscal years ended 2003, 2004 and 2005 are shown in the table below:

	Year ended March 31
	2003	2004	2005
	(Billions of yen)
R&D expenses	¥296.2	¥256.7	¥275.3
As a percentage of net sales	6.3%	5.2%	5.7%
     R&D expenses in the fiscal year ended March 31, 2005 increased 7% year on year. R&D expenses in the fiscal year ended March 31, 2005 at the IT Solutions business, the Network Solutions business and the Electron Devices business and others were ¥46.2 billion, ¥84.1 billion, ¥113.5 billion, and ¥31.5 billion, respectively.
     We conduct R&D activities at the research and development division and at the individual business units, which collaborate closely with each other.
     Our business units conduct product and technology development at their own respective divisions. The activities of each of these business units are closely related to their operating activities and targeted markets. The research and development division collaborates closely with each of these business units in product and technology development activities.
     The research and development division conducts medium and long-term R&D activities to develop fundamental technologies that will form the basis for our future operations, in addition to new technologies that will significantly expand the operations of each business unit. These activities take place in various specialized laboratories located in Japan, the United States of America, Europe and China.
     We conduct R&D activities in the areas of:
•	Solutions and computer platform focused on e-commerce application platforms and mission-critical systems

•	Broadband network systems and network solutions focused on mobile communications systems such as mobile handsets and third and fourth-generation mobile communications systems

•	Integrated IT and network systems and its platform

•	Semiconductor devices, particularly system LSIs

•	Fundamental research in technologies needed to create new businesses, such as nanotechnology, biology and IT convergence technologies, and quantum IT
     R&D highlights during the fiscal year ended March 31, 2005 include the following examples:
      Development of Software to Prevent Leaking of Information by Company Insiders
     As the importance of effective information security countermeasures against information leakage, cyber-attacks and other similar issues has been increasing, especially due to the enactment of the Personal Information Protection Act of Japan, which became fully effective from April 1, 2005, NEC has developed software products to prevent information leakage by company insiders. The main functions of nearly all existing information security countermeasure products are limited to access control and encryption of customer information and other confidential data. NEC’s new software has a function that prevents intentional leakage of information by a company’s insiders. The new software controls the removal of confidential data filed on a particular server, and it can further reduce the risk of information leakage by combining this function with encryption technologies or a function to monitor and trace operational records for data that is allowed to be transferred. NEC intends to continue developing these software products to enhance the level of sophistication and enable them to work cooperatively with integrated management systems for various software applications.
      Development of Linux OS based Software Platform for 3G Mobile Phones
     NEC, Panasonic Mobile Communications Co., Ltd. and NTT DoCoMo, Inc. have jointly developed a Linux OS based software platform for 3G mobile phones. In the future, in addition to the functions such as videophone and music playback, 3G mobile phones are expected to be equipped with additional functions such as receivers for terrestrial digital TV broadcasting. While application software is necessary to realize those functions, the development volume of the application software is increasing, as a result that mobile phones’ features are getting richer. A software platform, which enables the fundamental parts of such application software to be shared, is effective in developing such application software efficiently. Since the newly-developed software platform is based on Linux OS, which is a feature-rich and versatile open source software, NEC believes that development costs for application software can be reduced by using the software platform. Further, the stable operational environment of this application software promotes the development of versatile application software.
      Development of Mobile Phone Application Processor with Parallel Processing Capabilities
     NEC and NEC Electronics Corporation, a subsidiary of NEC, have jointly developed an application processor for mobile phones with three internal CPU (central processing unit) cores. Since application software for feature-rich, multi-function mobile phones are expected to be increasingly complex and plentiful, it is important to improve the processing capability of the application processor necessary for operating such application software. Although to date most application processors for mobile phones have used a single CPU, such processors had higher power-consumption levels as a result of their higher processing capabilities, which in turn reduced a mobile phone’s talk time and standby time. Through the development of software which enables parallel processing of multiple CPUs, the newly-developed application processor can successfully operate on three CPUs in parallel. This application processor enables the allocation of tasks to the most appropriate CPU for each utilized application software, and the efficient operation of such CPUs enable mobile phones using such application software to simultaneously offer both multiple high-performance features and low power consumption.
      Development of a Device that Converts Optical Signals to Electronic Signals within a LSI Chip at High Modulation Speed
     Since the total amount of data processed by electronic devices is increasing, the development of a high-speed photodiode (light detector) enabling mass-volume signal transmission between electronic circuits within a LSI chip is in progress. NEC has realized a key technology that enables high-speed operation of silicon-based photodiode. Although silicon-based photodiode can be manufactured at relatively low cost, a high-speed operation with more than 1GHz modulation has been difficult. On the other hand, when germanium or other materials are used to increase operation speed, its manufacturing process becomes more complex, resulting in higher cost. In NEC’s novel photodiode featuring new key-technology, high-speed operation at 20GHz becomes possible even when using a silicon device, which has the same speed as a photodiode utilizing germanium. Using this technology, electronic devices are expected to feature increased speed and performance at a lower cost.

    D. Trend Information.
     See the discussion in “A. Operating Results— Major Measures and Results of the Year under Review and Future Growth Initiatives” and “Results of Operations.”
    E. Off-Balance Sheet Arrangements.
     We have entered into various arrangements not reflected on our balance sheets that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. These include guarantees, securitization of receivables, and variable interest entities.
      Guarantees
     Our guarantees are provided in the ordinary course of business. We underwrite these guarantees considering the economic, liquidity and credit risk of the counterparty. We have guaranteed certain loans of our employees and affiliated companies, as well as financial arrangements for customers. Certain of these guarantees were secured by guarantees issued to us by other parties. We have issued residual value guarantees in connection with various operating leases. As of March 31, 2005, maximum potential future payments and collateral related to guarantees were ¥64.4 billion and ¥1.1 billion, respectively. We do not expect these guarantees to have a material adverse effect on our financial position or results of operations (see Note 21 to our Consolidated Financial Statements).
      Securitization of receivables
     We have several securitization programs under which certain trade receivables are sold, without recourse, to special purpose entities, or SPEs. Simultaneously, the SPEs sell an interest in those receivables to large financial institutions. In certain securitizations, we have retained a subordinated interest. Under a certain securitization program in Japan, we sell on an ongoing basis all applicable trade receivables, and retain all amounts in excess of our financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables (see Note 16 to our Consolidated Financial Statements).
      Variable interest entities
     We use several special purpose entities through which we lease equipment to overseas customers. The entities are considered variable interest entities in accordance with FASB Interpretation No. 46 (revised 2003). Although we provide financial support, including guarantees, to these entities and holds significant variable interests in them, we are not the primary beneficiary. Total assets held by the entities at March 31, 2005 were ¥75.9 billion. Our maximum exposure to loss would be ¥4.4 billion.
    F. Tabular Disclosure of Contractual Obligations.
     The status of contractual obligations as of March 31, 2005, was as follows.

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	5+ years
	(Billions of yen)
Long-term debt excluding capital leases	¥903.8	¥127.0	¥305.1	¥241.5	¥230.2
Capital leases	24.8	10.4	13.0	1.4	0
Operating leases	139.7	29.0	38.9	29.4	42.4

Total	¥1,068.3	¥166.4	¥357.0	¥272.3	¥272.6
     Commitments for contractual obligations on the purchase of property, plant and equipment were ¥20.2 billion and will be paid within approximately one year.
     The balance of guarantees, excluding guarantees for employees (maximum guarantee period: 19 years) was ¥44.5 billion. Guarantees with periods less than 1 year, 1 to 3 years, 3 to 5 years and 5 years or more were ¥14.4 billion, ¥5.1 billion, ¥23.2 billion and ¥1.8 billion, respectively.
    G. Safe Harbor.
     See discussion under “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
    A. Directors and Senior Management.
     Set forth below are the members of the board of directors and corporate auditors of NEC as of June 22, 2005, together with their respective dates of birth, positions, and remaining length of term of office as director or corporate auditor. All members of the board mentioned below, except for Toshio Morikawa, Advisor to Sumitomo Mitsui Banking Corporation, Koichi Kimura, Advisor to Daiwa Institute of Research Ltd., and Akira Uehara, President of Taisho Pharmaceutical Co., Ltd., are also corporate officers of NEC.

Name	Date of Birth	Term Expires	Position
Hajime Sasaki	April 6, 1936	June 2006	Chairman of the Board (Representative Director)
Akinobu Kanasugi	April 17, 1941	June 2006	President and Member of the Board (Representative Director)
Kaoru Yano	February 23, 1944	June 2006	Senior Executive Vice President and Member of the Board (Representative Director)
Toshiro Kawamura	July 7, 1942	June 2006	Senior Executive Vice President and Member of the Board (Representative Director)
Kazuhiko Kobayashi	December 30, 1943	June 2006	Executive Vice President and Member of the Board
Kazumasa Fujie	July 18, 1944	June 2006	Executive Vice President and Member of the Board
Shunichi Suzuki	February 20, 1945	June 2006	Executive Vice President and Member of the Board
Tsutomu Nakamura	June 12, 1948	June 2006	Senior Vice President and Member of the Board
Konosuke Kashima	January 30, 1946	June 2006	Senior Vice President and Member of the Board
Yasuo Matoi	December 26, 1944	June 2006	Senior Vice President and Member of the Board
Iwao Fuchigami	March 4, 1946	June 2006	Senior Vice President and Member of the Board
Saburo Takizawa	February 27, 1948	June 2006	Senior Vice President and Member of the Board
Toshio Morikawa	March 3, 1933	June 2006	Member of the Board
Koichi Kimura	January 6, 1936	June 2006	Member of the Board
Akira Uehara	April 5, 1941	June 2006	Member of the Board
Shigeo Matsumoto	December 29, 1940	June 2008	Corporate Auditor
Hiroshi Takakuta	July 30, 1942	June 2009	Corporate Auditor
Tsuneo Kabe	March 9, 1927	June 2008	Corporate Auditor
Shinichi Yokoyama	September 10, 1942	June 2007	Corporate Auditor
Muneo Shigematsu	February 9, 1941	June 2008	Corporate Auditor
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
     Akinobu Kanasugi became the President in March 2003. Mr. Kanasugi served as Executive Vice President from June 2000 to March 2003 and as Company President of NEC Solutions from April 2000 to April 2003. He has been a member of the board since June 1995.
     Kaoru Yano has been a Senior Executive Vice President since June 2004. Mr. Yano has been a member of the board since June 1995 and served as Executive Vice President from October 2002 to June 2004. He was also the Company President of NEC Networks from April 2002 to April 2003.
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
     Kazuhiko Kobayashi has been an Executive Vice President since April 2005 and a member of the board since June 2004. After resigning from the board of directors when NEC reduced the number of board members by approximately half in April 2000, Mr. Kobayashi served as Senior Vice President until July 2003, as Executive Vice President until June 2004, and then as Senior Vice President until April 2005. He also served as Company Deputy President of NEC Solutions from April 2002 until April 2003.
     Kazumasa Fujie has been an Executive Vice President since April 2005 and a member of the board since June 2003. After resigning from the board of directors when NEC reduced the number of board members by approximately half in April 2000, Mr. Fujie served as Senior Vice President until April 2005. He also served as Company Deputy President of NEC Networks from April 2002 until April 2003.
     Shunichi Suzuki has been an Executive Vice President since April 2005 and a member of the board since June 2002. Mr. Suzuki served as Associate Senior Vice President from April 2000 until June 2002, and then as Senior Vice President until April 2005.
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
     Toshio Morikawa has been a member of the board since June 2000. Mr. Morikawa was the Chairman of the Board of The Sumitomo Bank, Ltd. from June 1997 to March 2001, and currently is an Advisor (Meiyo Komon) to Sumitomo Mitsui Banking Corporation.
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
     Hiroshi Takakuta was elected to his current position as Corporate Auditor in June 2005. Mr. Takakuta served as Executive Vice President from July 2003 until April 2005 and then as Advisor until June 2005.
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

    B. Compensation.
     For the fiscal year ended March 31, 2005, NEC and its subsidiaries paid NEC’s board members an aggregate compensation, including bonuses and retirement payments, of ¥925 million and NEC’s corporate auditors an aggregate compensation of ¥87 million. None of the board members or corporate auditors received any benefits in kind.
     In accordance with applicable Japanese laws and customary Japanese business practices, retiring board members and corporate auditors of NEC receive lump-sum retirement payments, which are subject to approval of ordinary general meeting of shareholders. NEC does not set aside reserves for such retirement payments. For the fiscal year ended March 31, 2005, NEC paid ¥326 million in retirement payments to retiring board members and corporate auditors of NEC.
     For information on NEC’s stock option plans, see “ E. Share Ownership — Stock Option Plan.”
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
     For additional information on terms, see “ A. Directors and Senior Management . ”
      Board of Directors and Corporate Auditors
     NEC’s articles of incorporation provide for a board of directors of not more than 20 members, and for not more than five corporate auditors. Board members and corporate auditors may be removed from office at any time by a resolution of a general meeting of shareholders.
     In April 2000, NEC introduced a new corporate officer system in order to facilitate efficient and more responsive decision-making and draw clearer lines of responsibility, and NEC reduced the number of NEC’s board members by approximately half. Accordingly, in June 2005, the maximum number of directors as provided for in NEC’s articles of incorporation was reduced from 40 to 20. Currently, NEC has 15 board members.
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
     For additional information on terms, see “ A. Directors and Senior Management . ”
      Exemption from the NASDAQ Rules
     Pursuant to home country practices exemptions granted by the National Association of Securities Dealers Automated Quotations, or the NASDAQ, NEC is permitted to follow the following corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NASDAQ Corporate Governance Rules, or the NASDAQ Rules.
      Independent Directors
     NASDAQ Rule 4350(c) requires a majority of the board of directors of NEC to be comprised of independent directors and additionally requires the independent directors to have regularly scheduled meetings at which only independent directors are present. Under the Commercial Code and related legislation, there is no position which is the exact equivalent of an “independent” director within the meaning given by the NASDAQ Rules. Instead, the Commercial Code sets forth the legal concept of “outside” directors. Under the Commercial Code, an “outside” director is defined as a director who does not engage in the execution of business operations of the company and who (i) has never been a director responsible for the execution of business operations, a corporate executive officer, a company manager, or other employee of the company or any of its subsidiaries, and (ii) is not a director responsible for the execution of business operations or corporate executive officer of any subsidiary of the company, and (iii) is not a company manager or other employee of the company or any of its subsidiaries. Under Japanese law, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. Conversely, under Japanese law, a director who has previously served as a director responsible for the execution of business operations, corporate executive officer, or other employee of the company or its subsidiaries is not an “outside” director.
     Further, the Commercial Code and related legislation do not require Japanese companies with boards of corporate auditors such as NEC to have any independent directors on its board of directors. Although not required under the Commercial Code, NEC currently has two “outside” directors but they do not have separate executive sessions.
     Rule 4350(c)(3) requires that compensation of the chief executive officer and other executive officers must be determined, or recommended to the board, either by a majority of the independent directors or an independent compensation committee. Additionally, Rule 4350(c)(4) requires director nominees to be selected, or recommended for the board’s selection, either by a majority of the independent directors or an independent nominations committee. As discussed above, NEC has two “outside” directors but they do not serve on any separate compensation committee or nominations committee.
      Conflicts of Interest
     NASDAQ Rule 4350(h) requires that each issuer conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and that all such transactions be approved by the company’s audit committee or another body independent from the board of directors. Unlike the NASDAQ Rules, the Commercial Code requires the full board of directors to approve (1) all transactions that a director, on his or her own behalf or on behalf of a third party, enters into with NEC, (2) guarantees by NEC of obligations of a director and (3) all transactions with any person other than directors with respect to which there is a conflict of interest between NEC and any director. In addition, under the Commercial Code, no director may vote on a resolution at a meeting of the board of directors if that director has a special interest in that resolution, including, but not limited to, resolutions with respect to transactions with NEC referred to in the immediately preceding sentence. Under the Commercial Code, the quorum for meetings of the board of directors of NEC is a majority of all directors then in office, and the approval of a majority of all directors present at the meeting is required. The number of directors who are not entitled to vote at a meeting by reason of having a special interest in the subject resolution shall be excluded from the number of directors then in office and present at the meeting for such purpose. The Commercial Code does not require related party transactions, other than those with directors referred to above, to be approved by the board of directors or any independent body at or outside of NEC.

    D. Employees.
     As of March 31, 2005, we had approximately 147,800 employees on a consolidated basis, approximately 74% of whom were located in Japan and 26% outside Japan. Approximate numbers of employees by each segment are as follows:

Number of Employees
IT Solutions Business	50,900
Network Solutions Business	28,400
Electron Devices Business.	46,800
Others	21,700
     We had approximately 145,800 employees and approximately 143,300 employees as of March 31, 2003 and March 31, 2004, respectively.
     Since 1952, NEC has had a comprehensive labor contract with NEC Workers’ Union covering, in general, conditions of employment other than salary, wages, bonuses, and retirement benefits. This contract, which provides that all of NEC’s employees except management and other specified personnel must become union members, has been renegotiated from time to time and the present agreement extends until March 31, 2006. The employees of NEC’s consolidated subsidiaries are covered by separate labor contracts. We believe that our labor-management relations are good.
    E. Share Ownership.
      Share Ownership
     As of March 31, 2005, NEC’s board members, most of whom are also corporate officers, and corporate auditors together owned 162,183 shares of NEC common stock, representing 0.01% of the total issued shares. None of NEC’s board members or corporate auditors is the beneficial owner of more than 1% of shares of NEC common stock.
      Stock Option Plan
     At the ordinary general meeting of shareholders held on June 29, 2000, NEC’s shareholders approved a stock option plan for board members, corporate officers, and specified upper-level employees, under which no more than 320,000 shares of NEC common stock may be purchased for an aggregate price not exceeding ¥1,200 million. NEC will hold shares purchased under the 2000 stock option plan and reserve them for transfer to NEC’s board members, corporate officers, and specified upper-level employees upon the exercise of their options. The aggregate number of shares to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2000 stock option plan as of March 31, 2005 is 91,000 shares. The exercise price of the options is currently ¥3,294 per share, subject to adjustment if there is a stock split or consolidation of shares or if new shares are issued at a price less than the market price. The options can be exercised from July 1, 2002 to June 30, 2006. The options lapse automatically upon the optionholder’s death and generally expire one year after the termination of the optionholder’s service with NEC.
     At the ordinary general meeting of shareholders held on June 21, 2001, NEC’s shareholders approved a second stock option plan with terms and conditions substantially the same as those of the 2000 stock option plan. The aggregate number of shares of common stock of NEC to be transferred to board members and corporate officers of NEC upon the exercise of their outstanding options under the 2001 stock option plan as of March 31, 2005 is 111,000 shares. The exercise price per share of the options is currently ¥1,818 per share. The options can be exercised from July 1, 2003 to June 30, 2007.
     At the ordinary general meeting of shareholders held on June 20, 2002, NEC’s shareholders approved a third stock option plan, under which NEC may issue stock acquisition rights to board members, corporate officers, and certain upper-level employees of NEC and certain executives of NEC’s subsidiaries in Japan pursuant to Articles 280-20 and 280-21 of the Commercial Code. Holders of the stock acquisition rights are entitled to acquire 1,000 shares of common stock of NEC per right upon the exercise of the stock acquisition rights. Under the 2002 stock option plan, 358 stock acquisition rights were issued. The aggregate number of shares to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding stock acquisition rights under the 2002 stock option plan as of March 31, 2005 is 192,000 shares. The exercise price of the rights is currently ¥888 per share, subject to adjustment if there is a stock split or consolidation of shares or if new shares are issued at a price that is less than the market price. The rights can be exercised from July 1, 2004 to June 30, 2008. The rights expire one year after their holder ceases to be a board member, corporate officer, or employee of NEC or its subsidiaries.
     At the ordinary general meeting of shareholders held on June 19, 2003, NEC’s shareholders approved a fourth stock option plan with terms and conditions substantially the same as those of the 2002 stock option plan. Under the 2003 stock option plan, 313 stock acquisition rights were issued. The aggregate number of shares of NEC common stock to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding rights under the 2003 stock option plan as of March 31, 2005 is 183,000 shares. The exercise price of the rights is currently ¥769 per share. The rights can be exercised from July 1, 2005 to June 30, 2009.
     At the ordinary general meeting of shareholders held on June 22, 2004, NEC’s shareholders approved a fifth stock option plan with terms and conditions substantially the same as those of the 2002 stock option plan. Under the 2004 stock option plan, 289 stock acquisition rights were issued. The aggregate number of shares of NEC common stock to be issued or transferred to board members and corporate officers of NEC upon the exercise of their outstanding rights under the 2004 stock option plan as of March 31, 2005 is 166,000 shares. The exercise price of the rights is currently ¥801 per share. The rights can be exercised from July 1, 2006 to June 30, 2010.
     At the ordinary general meeting of shareholders held on June 22, 2005, NEC’s shareholders approved a sixth stock option plan with terms and conditions substantially the same as those of the 2002 stock option plan. Under the 2005 stock option plan, 300 stock acquisition rights were issued. The exercise price of the rights is currently ¥637 per share. The rights can be exercised from July 1, 2007 to June 30, 2011.
     NEC does not have any other arrangements for involving its employees in the capital of NEC, including any arrangement that involves the issue or grant of options, shares, or securities of NEC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
   A. Major Shareholders.
     As of March 31, 2005, NEC had 242,141 registered shareholders. NEC’s shareholders do not have different voting rights. The ten largest shareholders of NEC’s common stock appearing on its register of shareholders at that date were as follows:

	Number of Shares of	Percentage of Shares of
Shareholder	Common Stock Held	Common Stock Held
Japan Trustee Services Bank, Ltd. (Trust Account)	97,608,000	5.06%
The Master Trust Bank of Japan, Ltd. (Trust Account)	81,971,000	4.25
The Chase Manhattan Bank, N.A., London	47,926,591	2.48
The State Street Bank and Trust Company 505103	47,705,899	2.47
Nippon Life Insurance Company	41,122,675	2.13
Sumitomo Life Insurance Company	41,000,000	2.13
The Chase Manhattan Bank, N.A., London, SL Omnibus Account	28,476,247	1.48
NEC Employee Shareholding Association	25,953,978	1.35
The Dai-ichi Mutual Life Insurance Company	24,569,000	1.27
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Corporation Employee Pension Trust Account)	23,299,000	1.21
Total	459,632,390	23.83%
     NEC received from Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A., and Capital Research and Management Company, copies of reports concerning the bulk holding of shares of common stock (see “Item 10.B. Key Information — Memorandum and Articles of Association — Common Stock — Reporting of Substantial Shareholders”) indicating that, as of December 31, 2004, these companies jointly held 82,429,016 shares, or 4.27% of the total outstanding shares. NEC is unable to confirm their shareholdings because they did not appear on its register of shareholders.
     NEC received from Morgan Stanley Japan Limited, Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, MSDW Equity Finance Services I (Cayman) Ltd., Morgan Stanley Capital (Luxembourg) SA, MSDW Equity Financing Services (Luxembourg) S.a.r.l, Morgan Stanley Investment Management Limited, Morgan Stanley Asset & Investment Trust Management Co., Limited, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Advisors Inc., Van Kampen Asset Management and Van Kampen Funds Inc., copies of reports concerning the bulk holding of shares of common stock (see “Item 10.B. Key Information — Memorandum and Articles of Association — Common Stock — Reporting of Substantial Shareholders”) indicating that, as of March 31, 2005, these companies jointly held 128,755,536 shares, or 6.67% of the total outstanding shares. NEC is unable to confirm their shareholdings because they did not appear on its register of shareholders.
     As of March 31, 2005, the percentage of shares of common stock held by The Chase Manhattan Bank, N.A., London decreased by 6.24 percentage points as compared with March 31, 2004.
     The record of ownership and distribution of shares of NEC’s common stock appearing on the register of shareholders as of March 31, 2005, was as follows:

	Number of	Number of Shares	Percentage of
	Shareholders	Held	Shares Held
Japanese financial institutions	259	575,344,631	29.82%
Japanese securities companies	128	28,505,874	1.48
Other Japanese corporations	2,517	84,918,806	4.40
Foreign institutions and individuals (1)	737	607,217,429	31.47
Japanese individuals and others	238,500	633,281,977	32.83
Total	242,141	1,929,268,717	100.00%

(1)	197,605,609 shares, or 10.24%, of NEC’s issued common stock was owned by 114 U.S. shareholders of record, one of whom is the ADR depositary’s nominee holding 20,804,146 shares, or 1.08%, of NEC’s issued common stock.
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
     In the ordinary course of business and at an arm’s length basis, NEC purchases from and sells to its affiliated companies accounted for by the equity method, certain materials, supplies and services. Such affiliated companies include ALAXALA Networks Corporation, Anritsu Corporation, CEN solutions corporation, DAIKIN INFORMATION SYSTEMS CO., LTD., Elpida Memory, Inc.(*), HimeginSoft Co., Ltd., Japan Aviation Electronics Industry, Limited, NEC Leasing, Ltd., NEC Personal Systems Minami-Kyusyu, Ltd., NEC TOPPAN CIRCUIT SOLUTIONS, INC., PERNEC Corporation Berhad, Sanwa Computer Co., Ltd., SINCERE Corporation, Techno Mind Corporation and TOYO COMMUNICATION EQUIPMENT CO., LTD. For the fiscal year ended March 31, 2005, NEC recorded total sales of approximately ¥237.5 billion to, and total purchases of approximately ¥115.1 billion from, these affiliated companies. As of March 31, 2005, NEC had trade receivables of approximately ¥37.2 billion owed by, and trade payables of approximately ¥88.7 billion owed to, these affiliated companies.
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
     Since April 1, 2003, no loans or guarantees of any kind have been made by NEC to its directors or corporate auditors, or close members of their families. NEC has guaranteed the repayment of loans owed by an affiliated company accounted for by the equity method, Shanghai SVA NEC Liquid Crystal Display Co., Ltd. As of March 31, 2005, the total outstanding principal amount guaranteed by NEC for the affiliated company was ¥9.8 billion.

(*) As of August 31, 2005, Elpida Memory is no longer an affiliated company of NEC accounted for by the equity method.
   C. Interests of Experts and Counsel.
     Not applicable.

ITEM 8. FINANCIAL INFORMATION.
   A. Consolidated Statements and Other Financial Information.
     See our consolidated financial statements beginning on page F-1.
     Legal Proceedings
     We and certain of our subsidiaries are currently engaged in a lawsuit with GE Warranty Management, Inc., or GE Warranty, in the Court of Appeal of the State of California, Second Appellate District. The lawsuit concerns a claim for declaratory relief that two of our subsidiaries initiated against GE Warranty in December 2001 and a cross claim by GE Warranty against us and our two subsidiaries. In its cross complaint, GE Warranty sought reimbursement of costs it allegedly incurred in connection with warranty contracts that it issued to purchasers of computers previously manufactured by our two subsidiaries, punitive damages, and attorneys’ fees. On October 3, 2003, the trial court judged that GE Warranty could not pursue any claim for damages against us or our subsidiaries, either in its own right or as subrogee of the service contract owners. On November 7, 2003, GE Warranty appealed the judgment to the Court of Appeal of the State of California, Second Appellate District. However, the lawsuit was stayed as of March 9, 2004, after PB Electronics, Inc., one of the cross-complainants, filed for bankruptcy in the U.S. Bankruptcy Court for the Northern District of California on March 3, 2004. Subsequently, by order of the Bankruptcy Court, entered on May 16, 2005, the automatic stay against GE Warranty proceeding against PB Electronics, Inc. in its appeal was lifted. The Court of Appeal has been notified of the Bankruptcy Court’s ruling, and it is anticipated that the March 9, 2004 stay will be lifted and the Court of Appeal will order the appeal to proceed.
     Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., and NEC Electronics America, Inc., an indirect U.S. subsidiary of ours, received grand jury subpoenas from the U.S. District Court for the Northern District of California on June 19, 2002 and May 30, 2003, respectively, seeking information in connection with an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the DRAM industry. We understand that many of the companies in the U.S. DRAM industry have received similar subpoenas in connection with this investigation and that some of those companies have entered into plea agreements or, under the Corporate Leniency Policy, are cooperating with the U.S. Department of Justice. NEC Electronics America transferred substantially all of its DRAM business to Elpida Memory (USA) in March 2001. Elpida Memory (USA), however, did not assume the legal responsibilities or obligations relating to DRAMs produced or sold by NEC Electronics America prior to such transfer. On August 31, 2005, we sold 9.6 million shares of Elpida Memory. As a result of this sale, we currently hold 13.89% of Elpida Memory, which has now ceased to be an affiliate company of NEC accounted for by the equity method.
     Immediately following the announcement of the U.S. investigation, Elpida Memory (USA), Elpida Memory, and other DRAM manufacturers subject to the same investigation were named in approximately twenty federal and state class action civil antitrust lawsuits seeking treble damages in unspecified amounts and an injunction against the allegedly unlawful conduct. Each of these civil cases purports to be on behalf of a class of individuals and entities who directly or indirectly purchased DRAM during the specified time periods. General discovery is just commencing, as a court-imposed stay on all discovery previously in place has only recently been lifted. All the federal class action cases have been or will be transferred to the U.S. District Court for the Northern District of California (San Francisco) for consolidated pre-trial proceedings. All of the class action lawsuits filed against Elpida Memory (USA) and/or Elpida Memory under California state law have been or will be consolidated for pre-trial purposes before the Superior Court for the City and County of San Francisco. On October 1, 2003, counsel for the plaintiffs in the federal antitrust cases filed a consolidated amended class action complaint against the defendants in the various cases, asserting essentially the same claims alleged in the various prior complaints against the previously named defendants. At that time, NEC Electronics America was added as a new defendant in those proceedings. Likewise, on or about October 15, 2003, counsel for the plaintiffs in the state court antitrust cases filed a consolidated amended class action complaint against the previously named defendants. At that time, as in the federal antitrust cases, NEC Electronics America was named as a new defendant in those proceedings. On December 10, 2004, counsel for the plaintiffs in the San Francisco federal court cases filed a second consolidated amended class action complaint against the previously named defendants alleging that the unlawful conduct began on or about July 1, 1999. On January 21, 2005, counsel for plaintiffs in the San Francisco state court antitrust cases filed a second consolidated amended class action complaint against the previously named defendants alleging likewise that the conspiracy began at least as early as July 1, 1999, continuing thereafter up to and including the date of the filing of the complaint. On June 30, 2005, counsel for plaintiffs in the San Francisco federal court cases filed a third consolidated amended complaint against the previously named defendants alleging that the unlawful conduct began on or about April 1, 1999. Between August 2004 and September 2005, to the best of our knowledge, over 40 class action litigations where Elpida Memory (USA), Elpida Memory, NEC Electronics America, and/or NEC Electronics Corporation were named defendants were filed in one or more federal or state courts in the states of Arizona, Florida, Hawaii, Iowa, Kansas, Maine, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Pennsylvania, South Dakota, Tennessee, Vermont, Virginia, West Virginia, Wisconsin, as well as in the District of Columbia and the Commonwealth of Puerto Rico. The claims in those cases are generally similar to those being asserted in the U.S. District Court for the Northern District of California (San Francisco) or the Superior Court for the City and County of San Francisco.
     In April 2003, Elpida Memory received a request for information by the Director-General for Competition, Cartels Unit of the European Commission and is subject to a similar investigation into the European DRAM market. In May 2004, the Canadian Competition Bureau advised Elpida Memory (USA) that it and its affiliated parties are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry.
     Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Although no rulings have been issued in these investigations and related civil proceedings at this time, we have provided an accrual for a reasonably estimable amount for the fiscal year ended March 31, 2005 in connection with the U.S. Department of Justice’s investigation. As we are unable to predict the outcome of these investigations and related civil proceedings, the costs that we may incur in connection with the investigations or the related civil proceedings, or the impact the final resolutions of the investigations or the related civil proceedings might have on our operations or financial condition, such accrued amount would be subject to change in the future based on new developments or changes in circumstances.
     The Fair Trade Commission of Japan, or JFTC, initiated hearing procedures on surcharge payment orders against NEC and another Japanese company on July 14, 2004, in accordance with the Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, or the Antimonopoly Law. The surcharge payment orders were issued on June 14, 2004 with respect to NEC’s and another Japanese company’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post), and thereafter NEC and another Japanese company immediately requested the JFTC to initiate the hearing procedures on such surcharge payment orders. On April 23, 2004, in a separate procedure under the Antimonopoly Law, the Tokyo High Court issued a judgment to annul a JFTC decision made on June 27, 2003 which stated that NEC and another Japanese company restricted competition, contrary to the public interest, in the sale of automatic letter processing systems. The JFTC is currently requesting an appeal to the Supreme Court of Japan with respect to such judgment. We are unable to predict the outcomes of the hearing procedures on the surcharge payment orders or the JFTC’s request for appeal to the Supreme Court of Japan, the costs that we may incur in connection with the hearing procedures or the JFTC’s request for appeal, or the impact the final resolutions of the hearing procedures or the JFTC’s request for appeal might have on our operations or financial condition.
     Other than as disclosed above, we are not or have not been involved in any legal or arbitration proceedings which may have, in the opinion of our management, a significant effect on our financial position, nor are we aware that any such proceedings are pending or threatened.
     Dividend Policy
     We have paid cash dividends on shares of our common stock on a semi-annual basis each year since 1951 except for the fiscal year ended March 31, 2003, when we recorded a non-consolidated net loss primarily due to the devaluation of our investments in affiliated companies and securities. We have paid interim dividends of ¥3 per share of common stock for the six months ended September 30, 2004 and year-end cash dividends of ¥3 per share of common stock for the fiscal year ended March 31, 2005.
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

ITEM 9. THE OFFER AND LISTING.
   A. Offer and Listing Details.
     The following table shows, for the periods indicated, the reported intra-day high and low sale prices for shares of NEC’s common stock on the Tokyo Stock Exchange and the reported intra-day high and low sales prices for NEC’s American Depositary Shares, or ADSs, on the Nasdaq National Market System:

	Tokyo Stock Exchange		NASDAQ
	Price Per Share Of
	Common Stock		Price Per ADS
	(Yen)		(Dollars) (1)(2)
	HIGH	LOW	HIGH	LOW
Year ended March 31:
2001	3,450	1,520	32.40	12.50
2002	2,390	846	19.73	6.30
2003	1,158	390	8.70	3.20
2004	1,030	333	9.46	2.80
2005	937	555	8.65	5.31
Year ended March 31, 2004:
First quarter	609	333	5.12	2.80
Second quarter	951	613	8.24	5.40
Third quarter	1030	716	9.46	6.50
Fourth quarter	903	745	8.50	7.09
Year ended March 31, 2005:
First quarter	937	717	8.87	6.35
Second quarter	776	638	7.20	5.74
Third quarter	681	555	6.30	5.31
Fourth quarter	688	578	6.61	5.50
Year ending March 31, 2006:
First quarter	671	568	6.22	5.31
Second quarter (through September 22)	630	559	5.67	5.04
Month of:
March 2005	688	633	6.61	5.83
April 2005	671	572	6.22	5.31
May 2005	608	568	5.67	5.26
June 2005	619	594	5.69	5.38
July 2005	606	573	5.43	5.05
August 2005	597	559	5.39	5.04
September 2005 (through September 22)	630	580	5.67	5.15

(1)	NEC’s ADS to common stock ratio was changed from 1:5 to 1:1 effective May 25, 2001. Accordingly, the prices of ADSs presented in the table above prior to the change have been restated to reflect the current ratio of 1:1.
(2)	All fractional figures of the prices of ADS are rounded to the nearest two decimal points.
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
     Corporate Purpose of NEC
     Article 2 of NEC’s articles of incorporation provides that the corporate purposes of NEC are to carry on the following businesses:
1.	To manufacture, sell or otherwise dispose of, telecommunications equipment, machinery and instruments, electronic computers and other electronics application equipment, machinery and instruments, electrical equipment, machinery and instruments, and all kinds of equipment, machinery, instruments and systems related to electricity;
2.	To manufacture, sell or otherwise dispose of, nuclear energy machinery and instruments, aircraft machinery and instruments, medical machinery and instruments, measuring instruments, and all equipment, machinery, instruments and systems other than those mentioned in item 1 above;
3.	To manufacture, sell or otherwise dispose of, electron tubes, semiconductor devices, integrated circuits and all parts and materials for use in or in connection with any equipment, machinery and instruments mentioned in any of the preceding items;
4.	To provide telecommunications, data base, and other information services;
5.	To provide mail order, money collection, travel agency, non-life insurance agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks;
6.	To contract for construction work;
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
     Common Stock
     General
     Except as otherwise stated, set forth below is information relating to NEC’s common stock, including brief summaries of the relevant provisions of NEC’s articles of incorporation and share handling regulations, as currently in effect, and of the Commercial Code and related legislation.
     A bill to modernize and make overall amendments to the Commercial Code by replacing the current provisions with regard to corporations with a new version of the company law known as the New Company Law was promulgated on July 26, 2005. The New Company Law will come into effect within one year and half after its promulgation, and currently, it is expected that it will take effect in May 2006.
     Under the Commercial Code, generally, shares may be transferred only by delivering share certificates. In order to assert shareholders’ rights against NEC, a shareholder must have its name and address registered on NEC’s register of shareholders, in accordance with NEC’s share handling regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against NEC.
     A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center, Inc., or JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on NEC’s register of shareholders. Each participating shareholder will in turn be registered on NEC’s register of beneficial shareholders and be treated in the same way as shareholders registered on NEC’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends, if any, and notices to shareholders directly from NEC. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.
     A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of NEC, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
     Authorized Capital
     Article 5 of NEC’s articles of incorporation provides that the total number of shares authorized to be issued by NEC is 7,500,000,000 shares. As of March 31, 2005, 1,929,268,717 shares of common stock were issued.
     All shares of NEC’s capital stock have no par value.

     Dividends
     Dividends – General
     NEC’s articles of incorporation provide that the accounts shall be closed on March 31 of each year. Year-end cash dividends, if any, shall be paid to shareholders, beneficial shareholders, and pledgees of record as of the end of such day. After the close of the fiscal period, the board of directors prepares, among other things, a proposed allocation of profits for year-end dividends and other purposes. This proposal is submitted to NEC’s board of corporate auditors and to NEC’s independent certified public accountants, and then submitted for approval to the ordinary general meeting of shareholders. This meeting is to be held in June each year.
     Under the New Company Law, subject to certain limitations on the distributable surplus as described below, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by NEC’s articles of incorporation or as determined by the board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash or in kind. In distributing dividends, NEC may determine the kind of assets to be distributed, the book value of such assets, matters regarding allocation of such assets, and the effective date of such dividends, by a resolution of a general meeting of shareholders. However, NEC may generally determine such matters by a resolution of the board of directors if (a) NEC’s articles of incorporation so provide, (b) the term of its directors is set to be until the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after the election of such director, and (c) certain requirements regarding the financial statements and certain documents of NEC as set forth in an ordinance of the Ministry of Justice are met; provided, however, that when NEC is to make in-kind dividends without giving shareholders the right to request payment of cash dividends in lieu of in-kind dividends, it shall determine such matters by a Special Shareholders Resolution (as defined in “—Voting Rights”). When NEC makes payment of dividends, it shall allocate such dividends in proportion to the number of shares of any specific class held by each shareholder.
     Dividends – Interim cash dividends
     In addition to year-end cash dividends, the board of directors may by its resolution declare an interim cash dividend pursuant to Article 293-5 of the Commercial Code to shareholders, beneficial shareholders, and pledgees. This interim dividend is paid to those who are registered in NEC’s register of shareholders or beneficial shareholders as of the end of each September 30, without prior shareholders’ approval, but subject to the limitations described below.
     Under the New Company Law, notwithstanding the necessity of obtaining approval of general meeting of shareholders in general under the New Company Law as described above, NEC is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of the board of directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per fiscal year.
     Dividends –Legal reserve
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
     The New Company Law provides that when a joint stock company like NEC makes distribution of surplus, it shall set aside in its legal reserve an amount equal to 10% of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.
     Dividends – Distributable amount
     Under the Commercial Code, NEC is permitted to distribute profits by way of year-end dividends out of the excess of NEC’s net assets, as it appears on NEC’s non-consolidated balance sheet at the last closing of NEC’s accounts, over the aggregate of:
(i)	its stated capital;
(ii)	its additional paid-in capital;
(iii)	its accumulated legal reserve;
(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and
(v)	other amounts as provided for by an ordinance of the Ministry of Justice.
     In the case of interim dividends, NEC is permitted to distribute profits out of the excess of the net assets, as it appears on NEC’s non-consolidated balance sheet at the last closing of NEC’s accounts, over the aggregate of the amounts stated in (i) through (iv) above plus:
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
provided that (x) if NEC reduces the amount of NEC’s stated capital, additional paid-in capital, or accumulated legal reserve after the end of the last closing of NEC’s accounts, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) other amounts, as provided for by an ordinance of the Ministry of Justice, will be added to the amount permitted to be distributed. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (iv) above.
     Under the New Company Law, NEC is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus. Under the New Company Law, the Distributable Amount would include amounts incurred as a result of certain events occurring after the end of NEC’s last fiscal year. In addition, under the New Company Law, NEC will be permitted to prepare extraordinary financial statements, or Extraordinary Financial Statements, as of a certain date during the fiscal year immediately after NEC’s last fiscal year, or the Extraordinary Account Settlement Date, which must be audited by corporate auditors and accounting auditors and approved by NEC’s board of directors and, in certain cases, the general meeting of shareholders of NEC. Once the Extraordinary Financial Statements are so audited and approved, NEC can make adjustments to the Distributable Amount by adding net income or by deducting loss for the period after the end of NEC’s last fiscal year until the Extraordinary Account Settlement Date.

     The amount of surplus at any given time shall be the amount of NEC’s assets and the book value of NEC’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on NEC’s non-consolidated balance sheet as at the end of NEC’s last fiscal year, and after reflecting the changes in NEC’s surplus after the end of NEC’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):
(1)	its liabilities;
(2)	its stated capital;
(3)	its additional paid-in capital and accumulated legal reserve;
(4)	other amounts as provided for by an ordinance of the Ministry of Justice;
(5)	(if NEC transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after subtracting the book value thereof;
(6)	(if NEC decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);
(7)	(if NEC decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);
(8)	(if NEC cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;
(9)	(if NEC distributed surplus to shareholders after the end of the last fiscal year) the assets distributed to shareholders by way of such distribution of surplus; and
(10)	other amounts as provided for by an ordinance of the Ministry of Justice.
     The Distributable Amount of NEC at any given time shall be the aggregate amount of (a) the surplus, (b) (if NEC prepares Extraordinary Financial Statements) the amount of profit as recorded for the period after the end of NEC’s last fiscal year until the Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice and (c) (if NEC prepares Extraordinary Financial Statements) the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:
(1)	the book value of its treasury stock;
(2)	(if NEC transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock;
(3)	(if NEC prepares Extraordinary Financial Statements) the losses as recorded for the period after the end of NEC’s last fiscal year until the Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice; and
(4)	other amounts as provided for by an ordinance of the Ministry of Justice.
     Dividends – Ex-dividend date and prescription
     In Japan, the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.
     Under NEC’s articles of incorporation, NEC does not have to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.
     Dividends – Liabilities
     Under the Commercial Code, if NEC makes interim dividends and at the end of the fiscal year there is no excess of net assets over the aggregate of the amounts referred to in (i) through (v) in “— Dividends — Distributable amount” above, directors who have made such interim dividends shall be jointly and severally liable to NEC for the smaller of the amount of such deficit or such dividends unless such directors prove that they did not fail to exercise due care in determining such interim dividends.
     Under the New Company Law, in cases where the distribution of surplus was made, if the aggregate amount of the following items (1), (2) and (3) as at the end of the relevant fiscal year exceeds the amount of surplus, the directors who have distributed such dividends, shall be liable to NEC for the smaller of such amount in excess or the amount of money or book value of such distributed surplus unless such directors prove that they did not fail to exercise due care in determining such distribution:
(1)	the book value of NEC’s treasury stock;
(2)	(if NEC transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after the end of NEC’s last fiscal year;
(3)	other amounts as provided for by an ordinance of the Ministry of Justice.
     However, the directors shall not be liable to NEC for the distributions of surplus made pursuant to the resolution of the ordinary general meeting of shareholders.
     Stock Splits
     NEC may at any time split shares in issue into a greater number of shares by resolution of the board of directors, and may amend its articles of incorporation to increase the number of the authorized shares to be issued to allow the stock split pursuant to a resolution of the board of directors rather than a Special Shareholders Resolution (as defined in “— Voting Rights”) which is otherwise required for amending the articles of incorporation.
     In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, NEC must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, NEC must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.

     Consolidation of Shares
     NEC may at any time consolidate shares in issue into a smaller number of shares by a Special Shareholders Resolution (as defined in “ — Voting Rights”). When a consolidation of shares is to be made, NEC must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to NEC for exchange. NEC must disclose the reason for the consolidation of shares at the general meeting of shareholders.
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
     Any shareholder or group of shareholders holding at least 3% (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a percentage lower than 3%, such percentage) of the total number of voting rights for a period of six months (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a period shorter than six months, such period) or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a period shorter than eight weeks, such period) from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.
     Any shareholder or group of shareholders holding at least 300 (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a number less than 300, such number) voting rights or 1% (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a percentage lower than 1%, such percentage) of the total number of voting rights for a period of six months (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a period shorter than six months, such period) or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a period shorter than eight weeks, such period) prior to the date set for such meeting.
     Voting Rights
     So long as NEC maintains the unit share system (currently 1,000 shares constitute one unit), a holder of shares constituting one or more units is entitled to one vote for each such unit of shares, subject to the limitations on votes set forth in the following two sentences. See “ — Unit Share System.” A corporate shareholder, more than one-quarter of whose total voting rights are directly or indirectly owned by NEC (or when the New Company Law becomes effective, management of which is being controlled in substance by NEC as provided for by an ordinance of the Ministry of Justice), may not exercise its voting rights with respect to shares of NEC’s common stock that it owns. In addition, NEC may not exercise voting rights with respect to its treasury shares. If NEC eliminates from its articles of incorporation the provisions relating to the unit of shares, holders of common stock will have one vote for each share held by them. Except as otherwise provided by law or by NEC’s articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and NEC’s articles of incorporation provide, however, that the quorum for the election of board members and corporate auditors shall not be less than one-third of the total number of voting rights of all the shareholders. NEC’s shareholders are not entitled to cumulative voting in the election of board members. Shareholders may cast their vote in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Pursuant to the Commercial Code (or when the New Company Law becomes effective, the New Company Law) and a resolution of the board of directors, NEC’s shareholders may also exercise their voting rights by electronic means.
     The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and NEC’s articles of incorporation provide that in order to amend the articles of incorporation and in certain other instances, including:
(1)	acquisition of its own shares from specific persons;
(2)	consolidation of shares;
(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;
(4)	the removal of a board member or corporate auditor (when the New Company Law becomes effective, the removal of a board member who is elected by cumulative voting);
(5)	the exemption of liability of a board member or corporate auditor with certain exceptions;
(6)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);
(7)	(when the New Company Law becomes effective ) a distribution of surplus other than dividends which meets certain requirements;
(8)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;
(9)	the transfer of the whole or a material part of the business;
(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;
(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or
(12)	separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds (or, when the New Company Law becomes effective and in the event that NEC’s articles of incorporations provide for a percentage more than two-thirds, such percentage) of the voting rights of all the shareholders represented at the meeting is required (in addition, when the New Company Law becomes effective and in the event that NEC’s articles of incorporation provide that the approval by certain number of shareholders is required, such approval is also required), or a Special Shareholders Resolution.
     Exemptions from the Listing Standards for Quorum and Shareholder Approval
     Pursuant to home country practice exemptions granted by the NASDAQ, NEC is permitted to follow the following corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of the NASDAQ Rules.
     NASDAQ Rule 4350(f) requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock.
     Consistent with the Commercial Code and generally accepted business practices in Japan, NEC’s articles of incorporation provide that except as otherwise provided by law or by its articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of votes of all the shareholders represented at the meeting with no quorum requirement.
     NASDAQ Rule 4350(i) requires each issuer to obtain shareholder approval prior to the issuance of certain designated securities. However, under the Commercial Code, as provided in item (3) above, regardless of the purpose of the issuance, shareholder approval is required only in the cases of issuance of shares at a “specially favorable” price or of stock acquisition rights or bonds with stock acquisition rights at “specially favorable” conditions, except where such shares, stock acquisition rights or bonds with stock acquisition rights are granted to all of its shareholders on a pro rata basis. Such shareholder approval must be obtained by a Special Shareholders Resolution. Accordingly, so far as the issue price or exercise conditions are not specially favorable, shareholder approval is not required under the Commercial Code for the matters specified in NASDAQ Rule 4350(i). NEC’s practices taken in connection with such matters are consistent with the Commercial Code.

     Issue of Additional Shares and Preemptive Rights
     Holders of NEC’s shares of common stock have no preemptive rights under its articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “ — Voting Rights . ” The board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.
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
     In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or NEC’s articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholder may file an injunction to enjoin such issue with a court of law.
     Liquidation Rights
     In the event of NEC’s liquidation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective number of shares held.
     Liability to Further Calls or Assessments
     All of NEC’s presently issued shares of common stock are fully paid and non-assessable.
     Transfer Agent
     The Sumitomo Trust & Banking Co., Ltd. is the transfer agent for NEC’s shares of common stock. As such transfer agent, it keeps NEC’s register of shareholders and beneficial shareholders in its office at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233, Japan, and transfers record ownership upon presentation of the certificates representing the transferred shares.
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
     Acquisition by NEC of Its Own Common Stock
     NEC may acquire its own shares: (a) through the stock exchanges on which NEC’s shares are listed or by way of tender offer, pursuant to an ordinary resolution at an ordinary general meeting of shareholders or a resolution of the board of directors; (b) by purchase from a specific person other than a subsidiary of NEC, pursuant to a Special Shareholders Resolution at an ordinary general meeting of shareholders; or (c) by purchase from a subsidiary of NEC, pursuant to a resolution of the board of directors. Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve the acquisition by NEC of its own shares in the cases of (a) and (b) above.
     If NEC purchases its shares pursuant to a resolution of NEC’s board of directors in the case of (a) above, then NEC must report to its shareholders the reason for the purchase and the kind and number of shares and the aggregate purchase price of such shares at the following ordinary general meeting of shareholders that is held after such purchase of shares. When NEC acquires shares from a specific party other than a subsidiary of NEC, any shareholder may make a request directly to NEC in writing not later than five days prior to the date set for the relevant general meeting of shareholders to include him/her as the seller of his/her shares in the proposed purchase. However, under the New Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.
     Any such acquisition of shares must satisfy specified requirements, including the requirement that, in cases where the acquisition is made pursuant to a resolution at an ordinary general meeting of shareholders, the total amount of the purchase price may not exceed the sum of the amount of retained earnings available for year-end dividend payment after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if the reduction of the stated capital, additional paid-in capital, or legal reserve is authorized at the same ordinary general meeting of shareholders), less the sum of the amount to be paid by way of appropriation of retained earnings and any transfer of retained earnings to stated capital with respect to the relevant fiscal year pursuant to a resolution of the same ordinary general meeting of shareholders. If NEC purchases its shares pursuant to a resolution of the board of directors, the total amount of the purchase price may not exceed the amount of retained earnings available for interim dividends payment less the amount of any interim dividend that NEC actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital, and other items as described in (i) through (v) in “ — Dividends — Distributable amount,” NEC may not acquire such shares. Under the New Company Law, the restriction on the source of funds for the acquisition by NEC of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “ — Dividends.”
     Shares acquired by NEC may be held by NEC for any period or may be cancelled by a resolution of the board of directors. NEC may also transfer to any person the shares held by it, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “ — Issue of Additional Shares and Preemptive Rights . “
     NEC may also utilize its treasury shares (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

     Unit Share System
     NEC’s articles of incorporation provide that 1,000 shares constitute one unit. Although the number of shares constituting a unit is specified in NEC’s articles of incorporation, any amendment to NEC’s articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a Special Shareholders Resolution, which is otherwise required for amending the articles of incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.
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
     Reporting of Substantial Shareholders
     The Securities and Exchange Law of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued share of capital stock of a company that is listed on any Japanese stock exchange, or whose shares are traded on an over-the-counter market in Japan, to file a report with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer’s total issued shares of capital stock. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed.
     Others
     Except for the general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or NEC’s articles of incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to NEC or under its articles of incorporation on the rights of non-resident or foreign shareholders to hold the shares of common stock of NEC or to exercise voting rights.
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
     Exchange non-residents are:
•	individuals who do not reside in Japan; and
•	corporations whose principal offices are located outside of Japan.
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
     If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of NEC’s common stock, and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.
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
     The following is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of the shares of common stock of NEC or ADSs. This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than such income taxation as limited to national taxes and inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of the shares of common stock of NEC or ADSs. Also, this summary does not purport to address all the material tax consequences that may be relevant to the holders of the shares of common stock of NEC or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of NEC’s voting stock, investors that hold the shares of common stock of NEC or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of Japan, the U.S. Internal Revenue Code of 1986, as amended, or the Code, and the Treasury Regulations thereunder, judicial decisions, published rulings, and administrative pronouncements, all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan, or the Treaty, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.
     In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed under its terms.
     For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the shares of common stock of NEC or ADSs that is for U.S. federal income tax purposes:
(1)	an individual citizen or resident of the United States,
(2)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any political subdivision thereof,
(3)	an estate the income of which is subject to U.S. federal income tax without regard to its source, or
(4)	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.
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
     An “Eligible U.S. Holder” is a U.S. Holder that:
(1)	is a resident of the United States for purposes of the Treaty,
(2)	does not maintain a permanent establishment in Japan (a) with which the shares of common stock of NEC or ADSs are effectively connected or (b) of which the shares of common stock of NEC or ADSs form part of the business property, and
(3)	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock of NEC or ADSs.
     A “Non-U.S. Holder” is any beneficial owner of the shares of common stock of NEC or ADSs that is not a U.S. Holder.
     In general, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock of NEC represented by those ADSs, and exchanges of the shares of common stock of NEC for ADSs, and exchanges of ADSs for the shares of common stock of NEC, will not be subject to U.S. federal income or Japanese income tax.
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
     In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of NEC) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.
     Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
     If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by NEC to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the shares of common stock by NEC is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through NEC to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two application forms (one before payment of dividends, the other within eight months after NEC’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.
     Gains derived from the sale of the shares of common stock of NEC or ADSs outside Japan by a non-resident Holder holding such shares of common stock of NEC or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.
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

     United States Federal Income Tax
     The following sets forth a summary of U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of common stock or ADSs by a U.S. Holder. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below, and, as a result, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions we have reached and described herein. The following description is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. Holder. It does not address any estate or gift tax consequences or any tax consequences under any state, local, foreign or other tax law of an investment in shares or ADSs other than as provided in “—Japanese Taxation.” This description addresses only shares or ADSs held as capital assets within the meaning of Section 1221 of the Code.
     As noted above, if the obligations of the depositary are performed in accordance with the terms of the deposit agreement relating to the ADRs, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs. The U.S. Department of Treasury, or the U.S. Treasury, has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the discussion on the creditability of Japanese taxes described below could be affected by future actions that may be taken by the U.S. Treasury.
     Special adverse U.S. federal income tax rules apply if a U.S. Holder holds shares or ADSs of a company that is treated as a “passive foreign investment company,” a “foreign personal holding company” (for 2004 and earlier years) or a “controlled foreign corporation” for any taxable year during which the U.S. Holder held shares or ADSs. We believe that we are not and will not become a “passive foreign investment company,” a “foreign personal holding company” (for 2004 and earlier years) or a “controlled foreign corporation” for U.S. federal income tax purposes.
     We urge potential holders to consult their own tax advisors with respect to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of shares of common stock or ADSs.
     Taxation of Dividends
     U.S. Holders must include in gross income the gross amount of any distributions received with respect to shares or ADSs (before reduction for Japanese withholding taxes) to the extent paid out of NEC’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as ordinary income in their gross income. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect to dividends received from other U.S. corporations. To the extent that an amount received by a U.S. Holder exceeds such Holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in its shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, such excess will be treated as capital gain. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments received, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. Holders of ADSs, or by the shareholder in the case of U.S. Holders of shares of common stock, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in such Japanese yen equal to their U.S. dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.
     Subject to certain limitations, the Japanese tax withheld will be creditable against the U.S. Holder’s U.S. federal income tax liability. See “—Japanese Taxation” for a discussion of how to obtain the reduced withholding tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends generally will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.
     The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the Act, affects the taxation of dividends. The Act eliminates the tax rate difference between “qualified dividends” and capital gains for U.S. individual investors. Qualified dividends include dividends received from both domestic corporations and “qualified foreign corporations.” Qualified foreign corporations include those corporations eligible for the benefits of a comprehensive income tax treaty with the United States; both the Prior Treaty and the New Treaty are such treaties. Therefore, we believe that NEC is a qualified foreign corporation and that dividends received by U.S. investors with respect to shares of common stock or ADSs of NEC will be qualified dividends. Note that these provisions do not affect dividends received by non-U.S. investors.
     Taxation of Capital Gains
     Upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such shares of common stock or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of common stock or ADSs exceeds one year. A U.S. Holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares of common stock or ADSs. Any gain or loss realized by a U.S. Holder upon a disposition of shares of common stock or ADSs will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.
     Information Reporting and Backup Withholding
     Dividends paid on shares of common stock or ADSs to a U.S. Holder, or proceeds from a U.S. Holder’s sale, exchange or other disposition of shares of common stock or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. Holder:
•	is a corporation or comes within certain other categories or exempt recipients, and, when required, demonstrates this fact; or
•	provides a correct taxpayer identification number on a properly completed Form W-9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.
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
     Foreign Currency Exchange Rate Risks
     We enter into certain derivative financial instruments, primarily forward exchange contracts and currency swap agreements, in order to reduce the adverse impact of fluctuations in foreign currency exchange rates on our monetary assets and liabilities that are denominated in foreign currencies. Such instruments are used to hedge the effects of fluctuations in the U.S. dollar, the euro, and other currencies against the Japanese yen. Assuming that all other conditions remained the same, if foreign currency exchange rates of the Japanese yen as of March 31, 2004 or March 31, 2005 appreciated against foreign currencies by 10%, then the fair value of our derivative financial instruments would have increased by ¥6.5 billion or ¥9.3 billion, respectively. On the other hand, assuming that all other conditions remained the same, if foreign currency exchange rates of the Japanese yen as of March 31, 2004 or March 31, 2005 depreciated against foreign currencies by 10%, then the fair value of our derivative financial instruments would have decreased by ¥6.3 billion or ¥9.1 billion, respectively. The main reason for the change in our risk exposures as of March 31, 2004 and March 31, 2005 was an increase in the sale of forward exchange contracts during the current fiscal year.
     Interest Rate Risks
     We enter into certain derivative financial instruments, primarily interest rate swaps, in order to reduce the adverse impact of fluctuations in interest rates on our financial assets and liabilities, primarily long-term debt. Assuming that all other conditions remained the same, if interest rates as of March 31, 2004 or March 31, 2005 decreased by 10%, then the fair value of our derivative financial instruments would have decreased by ¥0.2 billion or ¥0.2 billion, respectively. On the other hand, if interest rates as of March 31, 2004 or March 31, 2005 increased by 10%, the fair value of our derivative financial instruments would have increased by ¥0.2 billion or ¥0.2 billion, respectively.
     B. Equity Price Risks
     All of our marketable securities are classified as available-for-sale securities. We do not own any marketable securities for trading purposes. The following table sets forth the maturity dates, costs, and fair values of the debt securities and the costs and fair values of equity securities in our investment portfolio as of March 31, 2004 and 2005.

	As of March 31
	2004		2005
	Cost	Fair value	Cost	Fair value
	(Millions of Yen)
Debt securities (by maturity dates):
Less than 1 year	¥3,033	¥3,035	¥20	¥20
1 to 2 years	10	10	10	15
Equity securities:	80,083	146,944	58,333	107,577
Total	¥83,126	¥149,989	¥58,363	¥107,612
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
     Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
     Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.
     Based on their evaluation as of March 31, 2005, NEC’s principal executive officer and principal financial officer have concluded that NEC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) are effective. There were no changes in NEC’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, NEC’s internal control over financial reporting.
     We, however, have conducted a review of financial reporting practices at two of our indirect U.S. subsidiaries, NEC Business Network Solutions, Inc. (“BNS”), and Corporate Network Group (“CNG”), a business unit of NEC America, Inc., the operations of which were combined in April 2004 (collectively, “BNS/CNG”). The review related to the financial results of BNS/CNG reported for the nine quarters commencing January 1, 2002 and ending March 31, 2004. As a part of that review, we retained independent counsel, which in turn retained independent forensic accountants, to conduct an independent investigation of BNS’ financial reporting practices and subsequently included certain accounting practices of CNG. The issues identified do not affect our previously reported consolidated financial results for the fiscal years ended March 31, 2002, 2003 and 2004. The independent investigation, which was completed in July 2005, did identify the following: although the findings of the initial internal investigation conducted in 2003-04 by NEC America’s internal audit group correctly identified certain improprieties with respect to BNS accounting practices, the quality and independence of the internal audit process was flawed; management and employees of BNS/CNG failed to be responsive to independent auditors inquiries as part of BNS/CNG audit process; and certain improper accounting practices at BNS/CNG were found to have been widespread and systematic within BNS/CNG over the nine quarters in question.
     In response to the findings by independent counsel, we implemented a series of remedial measures, and took other actions, in response to the financial reporting practices at BNS/CNG and, with the assistance of augmented compliance staff, are continuing to assess whether further measures are necessary or appropriate at the BNS/CNG level.
     Although the independent investigation had a limited scope focused primarily on the reporting practices at BNS/CNG, it raised concerns with the NEC group budget and planning process and other possible sources of pressure on financial reporting. In light of that, we elected to further strengthen our oversight of reporting practices throughout the NEC group. We have been evaluating, and are planning to take, certain measures, including a review of internal policies and procedures and an enhancement of internal audit processes. In recent weeks, we have taken some initial actions, including delivery of messages from top management emphasizing to all NEC personnel the importance of strict compliance with the internal policies and procedures as well as legal and regulatory requirements applicable to financial reporting and stressing ethical conduct by all NEC personnel.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
     The board of corporate auditors has determined that Mr. Muneo Shigematsu qualifies as an “audit committee financial expert” as defined under the rules of the SEC. Mr. Shigematsu was a former member of the board of directors of Sumitomo Corporation, and was in charge of preparing its U.S.-GAAP financial statements. He is now a member of the board of directors of The Seiyu, Ltd., and was elected as one of our corporate auditors at an ordinary general meeting of shareholders held in June 2004. Mr. Shigematsu meets the standards of independence as set forth in the Commercial Code and under the rules of the SEC and NASDAQ.
ITEM 16B. CODE OF ETHICS.
     We have adopted a code of ethics, the “NEC Group Code of Conduct,” which is applicable to all of our officers and employees. We have posted the Code of Conduct on our website at http://www.nec.co.jp/csr/en/management/code.html.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
     A. Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors.
     The board of corporate auditors, consisting of five members, of which three are outside corporate auditors, is responsible for the oversight of NEC’s independent auditors’ work. The board of corporate auditors established Pre-Approval Policy and Procedures for Audit and Non-Audit Services, or the Policy and Procedures, effective as of June 27, 2003. The Policy and Procedures govern the board of corporate auditors’ practices for retaining NEC’s external auditors for audit and non-audit services. Non-audit services include audit-related services, tax services and other services, as described below under “ — Fees and Services of Ernst & Young ShinNihon.” NEC and its subsidiaries, controlled directly or indirectly, must follow the Policy and Procedures when engaging NEC’s independent accountants for U.S. securities law reporting purposes.
     Under the Policy and Procedures, certain audit- and non-audit services relating to NEC and its subsidiaries have been pre-approved by the board of corporate auditors. If any proposed services has not already received pre-approval or exceed the pre-approved cost level which the board of corporate auditors has established, specific pre-approval by the board of corporate auditors will be required. Any services not subject to specific pre-approval that are rendered by the independent auditors will be reported to the board of corporate auditors by NEC’s Corporate Controller Division on a monthly basis.
     The board of corporate auditors may delegate pre-approval authority to one or more of its members in accordance with applicable SEC rules. The member or the members to whom such authority is delegated shall report to the board of corporate auditors any pre-approval decisions at the next scheduled meeting of the board of corporate auditors. The board of corporate auditors nevertheless does not delegate its responsibilities to pre-approve services performed by the independent auditors to the management.
     In addition, the board of corporate auditors has specified certain services as prohibited non-audit services that may not be provided by the independent auditors.
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
     The annual audit service engagement fees paid by NEC are subject to specific pre-approval by the board of corporate auditors. The board of corporate auditors will approve, if necessary, any changes in fees resulting from changes in audit scope, company structure, or other matters. The annual audit services engagement fees paid by NEC’s subsidiaries will not be subject to the specific pre-approval of the board of corporate auditors unless such fees exceed the amount specified by the board of corporate auditors.
     Audit-related Services
     Audit-related services include assurance and related services that are reasonably related to the performance of the audit or review of NEC’s or its subsidiaries’ consolidated and non-consolidated financial statements, or that are traditionally performed by the independent auditors. The board of corporate auditors has pre-approved certain audit-related services in accordance with specified fee levels established by the board of corporate auditors. All other audit-related services that are not covered by the Policy and Procedures or that exceed the specified fee levels will be subject to specific pre-approval.
     Tax Services
     Tax services include tax compliance, tax planning, and tax advice. The board of corporate auditors has pre-approved certain tax services in accordance with specified fee levels established by the board of corporate auditors. All tax services involving large and complex transactions not covered by the Policy and Procedures are subject to specific pre-approval.
     The board of corporate auditors will not permit the retention of the independent auditors in connection with a transaction initially recommended by the independent auditors for the purpose of tax avoidance or tax treatment which is not supported under domestic or foreign tax laws or regulations.
     All Other Services
     All other services include those permissible non-audit services that the board of corporate auditors believes are routine and recurring services. The board of corporate auditors has pre-approved certain other services in accordance with specified fee levels established by the board of corporate auditors. All other services that are not covered by the Policy and Procedures or that exceed the specified fee levels are subject to specific pre-approval.
     No services were provided for which pre-approval was not obtained but subsequently approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

     B. Fees and Services of Ernst & Young ShinNihon
     The following table discloses the aggregate fees billed by Ernst & Young ShinNihon for each of the last two fiscal years.

	Year ended March 31
	2004	2005
	(Millions of yen)
Audit fees	¥889	¥882

Audit-related fees	27	68
Tax fees	184	221
All other fees	45	10
Total	¥1,145	¥1,181
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
     Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements such as due diligence services, employee benefit plan audits, consultation concerning financial accounting and reporting standards.
     Tax fees include fees billed for tax compliance services, including the review of tax returns and claims for refunds, tax planning services and tax advice services.
     All other fees consist of fees billed for other services not included in the above categories.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     NEC is exempted from the NASDAQ Rules relating to audit committees. NASDAQ Rule 4350(d)(2)(A)(i) requires NEC to have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must be independent. In compliance with the Commercial Code, NEC has elected to structure its corporate governance system as a company with corporate auditors. Accordingly, NEC is not required to have and does not have any specified committees. Under the Commercial Code, corporate auditors are not required to be certified public accountants. Corporate auditors have the statutory duty to examine NEC’s consolidated and non-consolidated financial statements and the business reports which are made available by the board of directors for reporting or approval purposes at the general meetings of shareholders and, based on such examination, to report their opinions to shareholders. They also have the statutory duty to supervise the administration by the board members of NEC’s affairs. Corporate auditors are obligated to attend the meetings of the board of directors but are not entitled to vote.
     The corporate auditors constitute the board of corporate auditors. Under the Commercial Code, the board of corporate auditors has a statutory duty to prepare and submit its audit report to the board of directors each year. A corporate auditor may note an opinion in the audit report if his or her opinion differs from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the method of examination by corporate auditors of a company’s affairs and financial position, and other matters concerning the performance of the duties of corporate auditors. Under the Japanese Commercial Code, boards of corporate auditors consist solely of corporate auditors and corporate auditors may not be directors of the company. Accordingly, no member of the board of corporate auditors is an “outside” director.
     Unlike the NASDAQ Rules, under the Commercial Code, at least one of the corporate auditors of NEC must be an “outside corporate auditor,” which is a person who was not a director, executive officer, company manager, or any other employee of NEC or any of its subsidiaries during the five-year period prior to such person’s election as corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the corporate auditors will be required to be persons who have not been a director, executive officer, company manager, or any other employee of NEC or any of its subsidiaries at any time prior to their election as corporate auditors. Corporate auditors may not at the same time be directors, company managers, or any other employees of NEC or any of its subsidiaries, or executive officers of any of NEC’s subsidiaries.
     In addition, NEC’s board of corporate auditors has adopted, in lieu of an Audit Committee charter as required by NASDAQ Rule 4350(d)(1), rules for the board of corporate auditors that comply with applicable Japanese law.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     The following table sets forth certain information related to purchases made by NEC of its equity securities.

	(a) Total Number of	(b) Average Price	(c) Total Number of	(d) Maximum Number
	Shares (or Units)	Paid per Share	Shares (or Units)	(or Approximate
	Purchased	(or Units)	Purchased as Part	Dollar Value) of
Period			of Publicly	Shares (or Units)
			Announced Plans	That May Yet Be
			or Programs	Purchased Under the
				Plans or Programs

April 1, 2004 – April 30, 2004	22,765	879.70	–	–

May 1, 2004 – May 31, 2004	9,922	818.06	–	–

June 1, 2004 – June 30, 2004	15,885	762.84	–	–

July 1, 2004 – July 31, 2004	54,251	729.75	–	–

August 1, 2004 – August 31, 2004	37,455	690.50	–	–

September 1, 2004 – September 30, 2004	34,056	699.80	–	–

October 1, 2004 – October 31, 2004	35,568	645.12	–	–

November 1, 2004 – November 30, 2004	52,150	583.50	–	–

December 1, 2004 – December 31, 2004	101,190	622.04	–	–

January 1, 2005 – January 31, 2005	49,824	615.42	–	–

February 1, 2005 – February 28, 2005	37,679	618.58	–	–

March 1, 2005 – March 31, 2005	24,817	660.65	–	–

Total	475,562	664.96	–	–

     Under the Commercial Code, a holder of shares constituting less than one full unit may require NEC to purchase such shares at their market value (See “Item 10. B. Memorandum and Articles of Association — Common stock — Unit share system”).
ITEM 17. FINANCIAL STATEMENTS.
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS.
     See our consolidated financial statements beginning on page F-1.
ITEM 19. EXHIBITS.

Exhibit	Description

1	Articles of Incorporation, as amended to date (English translation). Rules of the Board of Directors, as amended to date (English translation).
8	Subsidiaries of the Company (see “Item 4.C. Information on the Company — Organizational Structure”).
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Signature
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEC CORPORATION

By:	/s/ AKINOBU KANASUGI
Name:	Akinobu Kanasugi
Title:	President and Member of the Board
Date: September 27, 2005

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

Consolidated Financial Statements of Elpida Memory, Inc.
at March 31, 2004 and 2005 and Years ended March 31, 2003, 2004 and 2005	F-66

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)
We have audited the accompanying consolidated balance sheets of NEC Corporation (the “Company”) as of March 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. Our audits also included the financial statement schedule listed in the Index at Item 18 (a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, in fiscal 2004, the Company changed its method of accounting for consolidation of variable interest entities.
/s/ Ernst & Young ShinNihon
Tokyo, Japan
April 25, 2005,
except for Note 23, as to which the date is June 22, 2005

NEC Corporation
Consolidated Balance Sheets

	March 31
	2004	2005
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥496,763	¥494,284
Notes receivable, trade (Note 16)	17,759	16,356
Accounts receivable, trade (Note 16)	848,165	900,227
Allowance for doubtful notes and accounts	(25,219)	(14,887)
Inventories (Note 5)	570,026	528,923
Deferred tax assets (Note 11)	138,505	106,755
Prepaid expenses and other current assets	83,757	49,904

Total current assets	2,129,756	2,081,562

Investments and long-term receivables:
Marketable securities (Note 4)	149,989	107,612
Investments and advances:
Affiliated companies (Note 3)	164,620	187,011
Other (Note 4)	126,921	120,544
Long-term receivables, trade	9,843	8,274

	451,373	423,441

Property, plant and equipment (Notes 9 and 20):
Land	99,254	96,565
Buildings	819,443	779,811
Machinery and equipment	1,756,485	1,720,698
Construction in progress	39,326	42,789

	2,714,508	2,639,863
Accumulated depreciation	(1,944,294)	(1,913,441)

	770,214	726,422
Other assets:
Deferred tax assets (Note 11)	414,083	399,313
Goodwill (Notes 6 and 7)	20,993	56,934
License fees and other intangibles (Notes 6 and 7)	35,436	42,912
Other (Note 8)	222,487	210,101

	692,999	709,260

	¥4,044,342	¥3,940,685

	March 31
	2004	2005
	(Millions of yen)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings (Note 9)	¥98,052	¥227,615
Current portion of long-term debt (Notes 9 and 20)	266,450	137,354
Notes payable, trade	39,540	30,065
Accounts payable, trade	890,926	817,519
Accounts payable, other and accrued expenses	272,283	284,798
Accrued income taxes	39,488	25,906
Other current liabilities	135,848	138,403

Total current liabilities	1,742,587	1,661,660

Long-term liabilities:
Long-term debt (Notes 9 and 20)	806,517	791,238
Accrued pension and severance costs (Note 10)	524,898	425,174
Other	37,506	44,152

	1,368,921	1,260,564

Minority shareholders’ equity in consolidated subsidiaries	221,374	224,187

Commitments and contingent liabilities (Notes 20 and 21)
Shareholders’ equity (Note 12):
Common stock:
Authorized – 3,200,000,000 shares
Issued 2004 – 1,929,268,717 shares	337,820
2005 – 1,929,268,717 shares		337,820
Additional paid-in capital	454,333	455,683
Retained earnings	71,901	128,204
Accumulated other comprehensive income (loss)	(149,797)	(124,396)

	714,257	797,311

Treasury stock, at cost:
2004 –2,677,439 shares, 2005 –3,067,755 shares	(2,797)	(3,037)

	711,460	794,274

	¥4,044,342	¥3,940,685

See notes to consolidated financial statements.

NEC Corporation
Consolidated Statements of Operations, Comprehensive Income (Loss)
and Retained Earnings

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Sales and other income:
Net sales	¥4,695,035	¥4,906,821	¥4,855,132
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥138,063 million and ¥12,607 million for the years ended March 31, 2004 and 2005, respectively. (Note 10)	-	8,174	663
Gain on sale or disposal of fixed assets, net	-	7,269	-
Interest and dividends	18,396	15,987	9,396
Gain due to stock issuances by subsidiaries (Note 18)	22,136	53,808	-
Gain on sale of investments in securities, net of loss on sale and impairment (Note 4)	33,411	14,178	43,446

	4,768,978	5,006,237	4,908,637
Costs and expenses:
Cost of sales	3,453,010	3,622,965	3,646,770
Research and development expenses	296,241	256,668	275,348
Selling, general and administrative (Note 17)	824,895	852,664	802,505
Restructuring charges (Note 19)	55,407	17,162	5,854
Impairment of goodwill (Note 7)	-	23,028	-
Loss on sale or disposal of fixed assets, net	7,713	-	14,403
Interest	30,218	27,510	18,632
Net foreign exchange loss	14,359	15,611	1,386
Other, net	25,639	30,083	28,075

	4,707,482	4,845,691	4,792,973

Income before income taxes	61,496	160,546	115,664
Provision for income taxes (Note 11)	58,714	85,870	73,111

Income before minority interest, equity in earnings (losses) of affiliated companies	2,782	74,676	42,553
Minority interest in income of consolidated subsidiaries	6,896	15,838	7,280

Income (loss) before equity in earnings (losses) of affiliated companies	(4,114)	58,838	35,273
Equity in earnings (losses) of affiliated companies (Note 3)	(20,444)	(17,760)	32,591

Net income (loss)	(24,558)	41,078	67,864
Comprehensive income (loss):
Other comprehensive income (loss), net of tax (Note 12):
Foreign currency translation adjustments	(3,655)	(18,844)	1,812
Minimum pension liability adjustment (Note 10)	(132,190)	116,123	28,874
Unrealized gains (losses) on marketable securities (Note 4)	(45,217)	38,286	(5,316)
Unrealized gains (losses) on derivative financial instruments (Note 15)	82	1,055	31

Other comprehensive income (loss)	(180,980)	136,620	25,401

Comprehensive income (loss)	¥(205,538)	¥177,698	¥93,265

Retained earnings:
Balance at beginning of year	¥66,125	¥41,567	¥71,901
Net income (loss)	(24,558)	41,078	67,864
Dividends (Note 23)	-	(10,744)	(11,561)

Balance at end of year	¥41,567	¥71,901	¥128,204

	Year ended March 31
	2003	2004	2005
	(yen)
Net income (loss) per share (Note 14):
Basic	¥(14.85)	¥23.67	¥34.77
Diluted	(14.85)	21.93	31.87
Cash dividends per share	-	6.00	6.00
See notes to consolidated financial statements.

NEC Corporation
Consolidated Statements of Cash Flows

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Cash flows from operating activities:
Net income (loss)	¥(24,558)	¥41,078	¥67,864
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	195,594	178,714	166,484
Impairment of goodwill	-	23,028	-
Deferred income taxes	7,688	22,351	38,977
(Gain) loss on property, plant and equipment	14,264	(7,035)	8,129
Realized gain on marketable securities	(260)	(16,432)	(25,498)
Gain due to stock issuances by subsidiaries	(22,136)	(53,808)	-
Provision for pension and severance costs, less payments	(638)	14,842	(20,930)
Equity in (earnings) losses of affiliated companies, net of dividends	22,006	18,494	(31,580)
Minority interest in income of consolidated subsidiaries	4,396	13,338	7,280
(Increase) decrease in notes and accounts receivable	116,340	(18,419)	(4,870)
(Increase) decrease in inventories	79,343	(35,862)	56,289
Increase (decrease) in notes and accounts payable	(109,387)	106,270	(114,239)
Increase (decrease) in other current liabilities	(68,717)	36,688	(16,650)
Other, net	33,568	5,218	33,303

Net cash provided by operating activities	247,503	328,465	164,559

Cash flows from investing activities:
Proceeds from sales of fixed assets	99,722	60,423	89,422
Additions to fixed assets	(210,261)	(230,522)	(261,384)
Proceeds from sales and redemption of marketable securities	71,919	54,493	29,754
Purchase of marketable securities	(2,277)	(2,355)	(1,112)
Net proceeds from sales of affiliates’ stock	58,901	71,810	48,042
Investments in affiliates, net of cash acquired	(14,457)	(26,109)	(55,594)
Disbursements for long-term loans	(43,620)	(5,649)	(4,173)
Payments received on long-term loans	42,333	16,548	2,894
Increase in other investment securities	(14,810)	(5,375)	(5,649)
Other, net	964	(2,379)	35,253

Net cash used in investing activities	(11,586)	(69,115)	(122,547)

Cash flows from financing activities:
Proceeds from long-term debt	175,516	28,984	146,264
Repayments of long-term debt	(333,889)	(301,425)	(306,452)
Increase (decrease) in short-term borrowings	(114,075)	(115,712)	122,682
Dividends paid	(7,291)	(7,432)	(14,060)
Proceeds from stock issuances	-	184,836	-
Proceeds from stock issuances by subsidiaries	17,923	107,140	-
Other, net	(933)	836	1,300

Net cash used in financing activities	(262,749)	(102,773)	(50,266)

Effect of exchange rate changes on cash and cash equivalents	(6,595)	(4,159)	5,775

Net increase (decrease) in cash and cash equivalents	(33,427)	152,418	(2,479)
Cash and cash equivalents at beginning of year	377,772	344,345	496,763

Cash and cash equivalents at end of year	¥344,345	¥496,763	¥494,284

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥31,271	¥24,843	¥19,696
Income taxes	46,635	63,739	47,716
See notes to consolidated financial statements.

NEC Corporation
Notes to Consolidated Financial Statements
March 31, 2005
1. Nature of Operations
NEC Corporation and its consolidated subsidiaries (the “Company”) is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company’s principal operations consist of IT Solutions business, Network Solutions business, and Electron Devices business based on customers and markets served.
IT Solutions business is primarily engaged in the provision of systems integration, Internet-related services and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporates and individual customers.
Network Solutions business is primarily engaged in the development, design, manufacture, sale and network integration for communications systems and equipment mainly for network service providers.
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
Significant accounting policies, after reflecting adjustments for the above, are as follows:

2. Significant Accounting Policies (continued)
Basis of consolidation and investments in affiliated companies
The consolidated financial statements include the accounts of NEC Corporation and its subsidiaries in which it has a controlling financial interest and the variable interest entities for which it is the primary beneficiary. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.
The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 as revised, (“Interpretation No. 46”), Consolidation of Variable Interest Entities that addresses how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The Company adopted the provisions of Interpretation No. 46 for the Company’s variable interests in all variable interest entities as of March 31, 2004.
Investments in 50% or less owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.
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

2. Significant Accounting Policies (continued)
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

2. Significant Accounting Policies (continued)
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
Goodwill and other intangibles
Goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Goodwill is tested for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Intangible assets with indefinite lives are tested for impairment by comparing the fair values of those assets with their carrying amounts. The Company performs an-annual impairment test in the fourth quarter of each fiscal year, or more often if events or circumstances indicate that assets might be impaired.
Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 6 years.
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

2. Significant Accounting Policies (continued)
Software costs
The Company capitalizes costs incurred for development of computer software that will be sold, leased or otherwise marketed after technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis using the ratio that current revenues bear to the total of current and anticipated future revenues principally over 3 years. Unamortized capitalized software costs determined to be in excess of the net realizable value are written off.
Certain costs incurred to develop or obtain internal use computer software are capitalized, and amortized on a straight-line basis over periods ranging up to 5 years.
Income taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of the assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Issuance of stock by a subsidiary or an affiliated company
When a subsidiary or an affiliated company issue stock to unrelated third parties, the Company’s ownership interest in the subsidiary or affiliated company decreases. In the event the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary or affiliated company and recognizes a gain or loss in the year in which the change in ownership interest occurs.
Stock-based compensation
At March 31, 2005, the Company has stock-based compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of the Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

2. Significant Accounting Policies (continued)
Stock-based compensation (continued)

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net income (loss), as reported	¥(24,558)	¥41,078	¥67,864
Effect of participating convertible securities	-	-	(890)
Add: Stock-based compensation expense included in reported net income, net of related tax effects	-	27	238
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(94)	(346)	(1,129)

Pro forma net income (loss)	¥(24,652)	¥40,759	¥66,083

		(Yen)
Net income (loss) per share:
Basic – as reported	¥(14.85)	¥23.67	¥34.77
Basic – pro forma	(14.91)	23.49	34.30
Diluted – as reported	(14.85)	21.93	31.87
Diluted – pro forma	(14.91)	21.77	31.44
Net income per share
Basic net income per share (“EPS”) is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have an antidilutive effect.

2. Significant Accounting Policies (continued)
Revenue recognition
The Company recognizes revenue for transactions when the following criteria have been met. 1) When persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured.
Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under the terms and conditions, this may occur at the time of delivery or when customer acceptance occurs. The Company recognizes revenue from sales of mass produced standard products such as electron devices, mobile terminals and computers upon delivery and revenue from sales of products requiring installation such as servers, workstations, communications systems and broadcasting systems upon customer acceptance. In certain circumstances, software is preinstalled into UNIX servers, mainframe computers etc., before the product is delivered. The Company recognizes the revenue related to the software at the same time as the Company recognizes the revenue for the product. Customers generally do not have the right of return.
The Company sells program products consisting of packaged software such as an operating system or middleware used in computer systems. Revenue related to the software is recognized upon customer acceptance.
Systems integration is sold to corporations and governments. Systems integration requires the integration of software produced or customized to meet specific requirements of the customer and the computer hardware being acquired. Revenue from systems integration is recognized upon customer acceptance.
Revenue from maintenance is recognized over the contract term or when maintenance is provided, depending on the type of maintenance.
The Company recognizes as service revenue for the Internet services of “BIGLOBE” as the services are provided, which is generally on a monthly basis.

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

2. Significant Accounting Policies (continued)
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
Securitization of receivables
The Company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities (”SPEs”). Simultaneously, the SPEs sell an interest in those receivables to large financial institutions. In certain securitizations, the Company has retained subordinated interests. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.
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

2. Significant Accounting Policies (continued)
Variable interest entities
The Company has used several special purpose entities since December 1995, through which the Company leases equipment to overseas customers. The entities are considered variable interest entities as the Company provides financial support, including guarantees, to the entities, and holds significant variable interests in the entities. Total assets held by the entities at March 31, 2005 were ¥75,900 million. The Company’s maximum exposure to loss would be ¥4,377 million.
New accounting standards
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”). This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on fair values. SFAS No. 123(R) is effective at the beginning of the first fiscal year beginning after June 15, 2005. The Company will adopt SFAS No. 123(R) effective April 1, 2006 and has not determined what effect, if any, it will have on the Company’s results of operations and financial position.
In November 2004, the FASB issued SFAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletins (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of ”so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt SFAS No. 151 effective on April 1, 2006 and has not determined what effect, if any, it will have on the Company’s results of operations and financial position.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 153 effective on April 1, 2006 and has not determined what effect, if any, it will have on the Company’s results of operations and financial position.

2. Significant Accounting Policies (continued)
Reclassifications
Certain amounts in the consolidated financial statements for the years ended March 31, 2003 and 2004 have been reclassified to conform to the 2005 presentation.
3. Investments in Affiliated Companies
Investments in affiliated companies accounted for by the equity method together with a percentage of the Company’s ownership of common stock shares at March 31, 2005 are: Nippon Electric Glass Co., Ltd. (24.4%); ANRITSU CORPORATION (21.7%); Japan Aviation Electronics Industry, Ltd. (“JAE”) (39.3%); Toyo Communication Equipment Co., Ltd. (20.6%); NEC Leasing, Ltd. (“NEL”) (37.7%); Elpida Memory, Inc. (“Elpida”) (25.0%) . In addition, the Company has interests in 52 other companies.
The Company’s ownership interest in NEL decreased to 39.5% during March 2003 and, accordingly, NEL was deconsolidated and accounted for by the equity method.
The Company’s ownership interest in JAE decreased to 39.3% during March 2004 and, accordingly, JAE was deconsolidated and accounted for by the equity method.
On November 15, 2004, Elpida, which researches, develops, manufactures, and sells DRAM, sold 31,850,000 shares of common stock at ¥3,325 per share to third parties in a global offering receiving total consideration of ¥105,901 million. Simultaneously, certain classes of non-voting common stock were converted to common stock. As a result, the Company’s ownership interest in Elpida decreased from 50.0% to 25.0%. However, because of the issuance of new shares of common stock and the conversion, the Company was required to increase the carrying amount of its investment in Elpida by ¥25,023 million and recognized a gain for that amount. In connection with this transaction certain deferred tax assets were reversed and deferred tax expense of ¥10,134 million was recognized.

3.	Investments in Affiliated Companies (continued)
NEL, which performs leasing business, sold 3,300,000 shares of common stock at ¥2,074 per share to third parties in a public offering on February 10, 2005, receiving total consideration of ¥6,843 million. After the NEL’s public offering, the Company acquired 1,000,000 shares of NEL. As a result of the series of transactions, the Company’s ownership interest in NEL decreased from 39.0% to 37.7%. Because the issuance price per share of common stock sold by NEL was less than the Company’s average carrying amount per share, the Company was required to decrease the carrying amount of its investment in NEL by ¥461 million, including the effect of acquiring addition shares, and recognized a loss for that amount. The Company recorded a deferred tax benefit of ¥187 million on such loss.
Summarized financial information relating to affiliated companies accounted for by the equity method is as follows:

	March 31
	2004	2005
	(Millions of yen)
Current assets	¥1,086,242	¥1,143,479
Other assets, including property, plant and equipment	1,049,930	1,217,977

Total assets	¥2,136,172	¥2,361,456

Current liabilities	¥892,601	¥725,095
Long-term liabilities	726,050	873,385
Shareholders’ equity	517,521	762,976

Total liabilities and shareholders’ equity	¥2,136,172	¥2,361,456

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Sales and operating revenue	¥851,613	¥845,541	¥1,078,316
Gross profit	153,149	151,251	261,040
Net income (loss)	(49,284)	(28,225)	30,805

3.	Investments in Affiliated Companies (continued)
Of the 58 affiliated companies at March 31, 2005 (44 companies at March 31, 2004) accounted for by the equity method, the stock of 6 companies (4 companies at March 31, 2004) carried at ¥103,726 million and ¥148,948 million at March 31, 2004 and 2005, respectively, had quoted market values aggregating ¥206,955 million and ¥301,671 million at March 31, 2004 and 2005, respectively.
The balances and transactions with affiliated companies accounted for by the equity method are shown below:

	March 31
	2004	2005
	(Millions of yen)
Receivables, trade	¥35,426	¥37,205
Payables, trade	77,897	88,720

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Sales	¥70,070	¥240,956	¥237,547
Purchases	54,118	106,856	115,089
Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2003, 2004 and 2005 totaled ¥1,651 million, ¥563 million and ¥1,429 million, respectively.
In September 2004 NEC Hiroshima, Ltd. sold certain property, plant and equipment to Hiroshima Elpida Memory, Inc. for ¥ 33,549 million.

4.	Marketable Securities and Other Investments
The following is a summary of marketable securities by major security type:

	March 31, 2004
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
	(Millions of yen)
Available-for-sale:
Equity securities	¥80,083	¥67,946	¥1,085	¥146,944
Debt securities	3,043	2	-	3,045

	¥83,126	¥67,948	¥1,085	¥149,989

	March 31, 2005
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
	(Millions of yen)
Available-for-sale:
Equity securities	¥58,333	¥50,519	¥1,275	¥107,577
Debt securities	30	5	-	35

	¥58,363	¥50,524	¥1,275	¥107,612

Available-for-sale debt securities at March 31, 2005 mature within 2 year period.

4.	Marketable Securities and Other Investments (continued)
Proceeds from sales of available-for-sale securities were ¥71,919 million, ¥54,493 million and ¥29,754 million for the years ended March 31, 2003, 2004 and 2005, respectively. Gross realized gains were ¥32,174 million, ¥18,497 million and ¥27,114 million for the years ended March 31, 2003, 2004 and 2005, respectively, and gross realized losses, including writedowns, were ¥31,914 million, ¥2,065 million and ¥1,616 million for the years ended March 31, 2003, 2004 and 2005, respectively.
Impairment losses of marketable securities for the years ended March 31, 2003, 2004 and 2005 were ¥27,474 million, ¥1,203 million and ¥1,499 million, respectively.
Investments in equity securities, included in investments and advances-other, with an aggregate carrying amount of ¥112,223 million and ¥101,779 million at March 31, 2004 and 2005, respectively, consisted of numerous investments in securities of non-public companies.
Impairment losses of these investments for the years ended March 31, 2003, 2004 and 2005 were ¥6,959 million, ¥10,812 million and ¥2,611 million, respectively.
The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of certain investments with an aggregate cost of ¥93,186 million at March 31, 2005. Accordingly, the Company did not disclose the fair value of such investments.
5.	Inventories
Inventories at March 31, 2004 and 2005 consisted of the following:

	March 31
	2004	2005
	(Millions of yen)
Finished products	¥189,986	¥175,182
Work in process and semifinished components	285,281	245,872
Less – advance payments received	(22,588)	(13,324)
Raw materials and purchased components	117,347	121,193

	¥570,026	¥528,923

6.	Acquisitions
On December 10, 2004 and January 31, 2005, the Company invested ¥10,251 million and ¥6,429 million respectively, to acquire a 50.1% in ABeam Consulting Ltd. (“ABeam”) which provides business performance consulting services in the areas of strategy, Business Process Reengineering (“BPR”), information technology, and outsourcing. In conjunction with this purchase, the Company entered into an agreement with ABeam and minority shareholders to increase its ownership interest in ABeam up to 100% by 2010. The agreement provides a purchase price to acquire the remaining 49.9% in ABeam which is based on the financial performance of ABeam. At March 31, 2005, the Company estimates its minimum and maximum aggregate of payments are approximately ¥5,800 million and ¥16,600 million respectively for the 49.9% of investment in ABeam.
The acquisition of ABeam has been accounted for by the purchase method of accounting. The cost of the acquisition was allocated to assets acquired and liabilities assumed based on estimates of their respective fair value at the date of acquisition. Fair values of assets acquired and liabilities assumed were determined by internal studies and independent third party appraisals. Factors that contributed to a purchase price resulting in the recognition of goodwill included the Company’s expectation to expand its reach in Asia such as strategic consulting and Enterprise Resource Planning (“ERP”) package related services by obtaining highly specialized know-how from ABeam.
Effects of the transactions on the consolidated balance sheet at December 31, 2004 were as follows:

(Millions of
At December 31, 2004:	yen)

Current assets	¥21,642
Property, plant, and equipment	1,208
Intangible assets other than goodwill	2,658
Goodwill	12,465
Other assets	3,151

Total assets acquired	41,124

Current liabilities	(11,862)
Long-term liabilities	(8,773)

Total liabilities assumed	(20,635)

Minority interest	(3,809)

Net assets acquired	¥16,680

The ¥12,465 million of goodwill was assigned to the IT Solutions business.
The results of ABeam’s operations have been included in the consolidated financial statements since January 1, 2005.

6.	Acquisitions (continued)
On January 28, 2005, the Company acquired 21.30% and 14.34% of the outstanding common shares of NEC Soft, Ltd. (“NEC SOFT”) and NEC System Technologies, Ltd. (“NECST”) for ¥27,374 million and ¥14,807 million, respectively through two separate tender offers. The aggregate of acquisition cost was ¥42,181 million. As a result of the tender offers, the Company’s ownership interest in NEC SOFT and NECST increased to 82.88% and 81.01%, respectively.
These acquisitions were accounted for by the purchase method of accounting. The cost of the acquisition was allocated to assets acquired and liabilities assumed based on estimates of their respective fair value at the date of acquisition. Fair values of assets acquired and liabilities assumed were determined by internal studies and independent third party appraisals. Factors that contributed to a purchase price resulting in the recognition of goodwill included the Company’s expectation to strengthen its systems integration competence and software development competence.
Effects of the transactions on the consolidated balance sheet at December 31, 2004 were as follows:

(Millions of
At December 31, 2004:	yen)

Intangible assets other than goodwill	¥6,491
Goodwill	23,366

Total assets acquired	29,857

Long-term liabilities	(2,630)

Acquired minority interest	14,954

Net assets acquired	¥42,181

The ¥23,366 million of goodwill was assigned to the IT Solutions business.
Because NEC SOFT and NECST were consolidated subsidiaries, the Company’s consolidated statements of operations included the operation results of those subsidiaries for the full year. After January 1, 2005, minority interests relating to these subsidiaries have been recognized in the Company’s consolidated financial statements based on ownership interest after the tender offers.
On February 28, 2005, the Company entered into stock-for-stock exchange agreements with NEC SOFT and NECST. The exchange will be implemented on June 1, 2005, and therefore NEC SOFT and NECST will become wholly-owned subsidiaries of the Company. Under the terms of the agreements, the Company will issue 66,654,021 shares of common stock. The conversion ratios are 5.14 and 6.75 of the Company’s common stock for each share of NEC SOFT and NECST, respectively. The Company estimates the aggregate of acquisition cost for stock-for-stock exchange will be approximately ¥45,000 million.

7. Goodwill and Other Intangibles
The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2004 and 2005 were as follows:

		Network	Electron
	IT Solutions	Solutions	Devices
	business	business	business	Total
		(Millions of yen)
Balance at April 1, 2003	¥31,809	¥8,432	¥6,233	¥46,474
Impairment of goodwill	(23,028)	-	-	(23,028)
Sale of a business unit	-	-	(1,435)	(1,435)
Effect of foreign currency translation adjustments	-	(1,018)	-	(1,018)

Balance at March 31, 2004	8,781	7,414	4,798	20,993
Goodwill acquired during year (refer to Note 6)	35,831	-	-	35,831
Sale of a business unit	-	-	(9)	(9)
Effect of foreign currency translation adjustments	-	119	-	119

Balance at March 31, 2005	¥44,612	¥7,533	¥4,789	¥56,934

Due to an increase in competition in the European personal computer market, the earnings forecast for IT Solutions business in Europe was revised. As a result, the Company recognized an impairment of ¥23,028 million in the IT Solutions business for the year ended March 31, 2004. The fair value of that reporting unit was determined using estimated discounted net future cash flows.

7. Goodwill and Other Intangibles (continued)
Intangibles other than goodwill subject to amortization at March 31, 2004 and 2005 consisted of the following:

	March 31
	2004		2005
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization
		(Millions of yen)
License fees	¥51,482	¥(25,479)	¥55,868	¥(28,978)
Patents	7,521	(4,612)	6,924	(4,920)
Others	9,877	(5,073)	18,905	(9,388)

	¥68,880	¥(35,164)	¥81,697	¥(43,286)

The aggregate amortization expense for the years ended March 31, 2003, 2004 and 2005 was ¥13,302 million, ¥15,775 million and ¥17,524 million, respectively. The estimated amortization expense for the next five years is as follows:

(Millions of
Year ending March 31:	yen)
2006	¥12,493
2007	8,350
2008	6,791
2009	4,600
2010	3,210
Intangibles other than goodwill with indefinite useful lives at March 31, 2004 and 2005 were ¥1,720 million and ¥4,501 million, respectively. Intangibles other than goodwill with indefinite useful lives at March 31, 2005 consist of principally trademarks.

8. Software Costs
Software costs, included in other assets, other, at March 31, 2004 and 2005 consisted of the following:

	March 31
	2004	2005
	(Millions of yen)
Capitalized software held for sale	¥27,691	¥23,048
Internal use software	102,616	113,577

	¥130,307	¥136,625

Accumulated amortization of capitalized software held for sale at March 31, 2004 and 2005 was ¥96,505 million and ¥110,238 million, respectively. Amortization expense of capitalized software held for sale for the years ended March 31, 2003, 2004 and 2005 was ¥35,188 million, ¥31,123 million and ¥24,580 million, respectively.
Accumulated amortization of internal use software at March 31, 2004 and 2005 was ¥87,161 million and ¥101,054 million, respectively. Amortization expense of internal use software for the years ended March 31, 2003, 2004 and 2005 was ¥29,196 million, ¥32,879 million and ¥34,718 million, respectively.
9. Short-Term Borrowings and Long-Term Debt
Short-term borrowings at March 31, 2004 and 2005 were as follows:

	March 31
	2004	2005
	(Millions of yen)
Loans, principally from banks, including bank overdrafts (average interest rate of 1.20% in 2004 and 0.49% in 2005):
Secured	¥518	¥1,671
Unsecured	97,534	225,944

	¥98,052	¥227,615

At March 31, 2005, the Company had unused lines of credit for short-term financing aggregating ¥541,646 million subject to commitment fees on the unused portion ranging from 0.10% to 0.25% and ¥153,421 million with no commitment fees. A line of credit for ¥100,000 million has a term extending through March 31, 2006. The remainder of ¥595,067 million is renewed annually. The Company had unused lines of ¥416,000 million commercial paper (“CP”) in Japan and unused lines of ¥300,000 million straight bond issuances program in Japan and unused lines of $2,000 million medium-term note (“MTN”) program.

9. Short-Term Borrowings and Long-Term Debt (continued)
Long-term debt at March 31, 2004 and 2005 was as follows:

	March 31
	2004	2005
	(Millions of yen)
Loans, principally from banks and insurance companies, due 2004 to 2011 with average interest rate of 1.37% at March 31, 2004 and due 2005 to 2011 with average interest rate of 1.49% at March 31, 2005:

Secured	¥13,703	¥8,762
Unsecured	196,848	166,133
6.05% unsecured yen bonds due 2007	10,000	10,000
Unsecured yen debentures, due 2004 to 2010 with interest rates of 1.7% to 3.3% at March 31, 2004 and due 2005 to 2010 with interest rates of 1.9% to 3.3% at March 31, 2005	405,800	307,500
1.0% unsecured yen convertible debentures due 2011, convertible currently at ¥1,326.00 for one common share, redeemable before due date	97,906	97,906
Zero coupon unsecured yen convertible debentures due 2007, convertible currently at ¥3,092.70 for one common share, redeemable before due date	100,000	100,000
Zero coupon unsecured yen convertible debentures due 2010, convertible currently at ¥1,664.10 for one common share, redeemable before due date	100,000	100,000
Unsecured subordinated yen debentures due 2021*	100,001	-
Zero coupon convertible debentures issued by a consolidated subsidiary, due 2011 convertible currently at ¥9,860 for one common share, redeemable before due date	-	110,000
Long-term capital lease obligations, due 2004 to 2012 with interest rates of 1.35% to 8.99% at March 31, 2004 and due 2005 to 2014 with interest rates of 1.48% to 8.09% at March 31, 2005	45,482	24,789
Other	1,787	2,302

	1,071,527	927,392
Unamortized premium	1,440	1,200

	1,072,967	928,592
Less – portion due within one year	(266,450)	(137,354)

	¥806,517	¥791,238

*Unsecured subordinated yen debentures due 2021 were redeemed on June 21, 2004.

9. Short-Term Borrowings and Long-Term Debt (continued)
The following were pledged as security for short-term borrowings and long-term debt at March 31, 2005:

(Millions of
yen)
Property, plant and equipment (net book value)	¥40,882
At March 31, 2005, an aggregate of 166,262 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.
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
Some subsidiaries are required to repay certain medium-term loans, the balance of which were ¥57,104 million at March 31, 2005, if its net assets fall below certain amounts, their operating loss, ordinary loss or net loss would be recognized for certain consecutive fiscal year periods, the subsidiaries no longer are consolidated subsidiaries of NEC Corporation, or certain other debt covenant conditions have been met.
The Company has agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank’s request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.
Annual maturities on long-term debt during the next five years are as follows:

(Millions of
Year ending March 31:	yen)
2006	¥137,354
2007	184,103
2008	134,027
2009	115,945
2010	126,949

10. Pension and Severance Plans
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
NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in the year ended March 31, 2003, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company’s contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government, with the transfer to the Japanese government from the assets of the pension plans in the years ended March 31, 2004 and 2005, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. The Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥8,174 million and ¥663 million through these transactions for the years ended March 31, 2004 and 2005, respectively.
Details of the net gain related to transfer of substitutional portion of employee pension fund liabilities, are as follows:

	Year ended March 31
	2004	2005
	(Millions of yen)
Subsidy from government	¥146,237	¥13,270
Settlement loss:
Derecognition of accrued salary progression	45,467	1,710
Recognition of unrealized actuarial loss	(183,530)	(14,317)

Net gain	¥8,174	¥663

10. Pension and Severance Plans (continued)
Since year ended March 31, 2004, NEC Corporation and certain subsidiaries in Japan have amended their severance indemnity plans by introducing a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance. This amendment resulted in a decrease in the Company’s benefit obligation.
Since year ended March 31, 2004, NEC Corporation and certain subsidiaries in Japan have amended their defined benefit pension plans, and a cash balance pension plan was established. Under a cash balance pension plan, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on a market interest rate. This amendment resulted in a decrease in the Company’s benefit obligation.
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

10. Pension and Severance Plans (continued)
March 31 is the measurement date for the determination of the Company’s benefit obligation. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	March 31
	2004	2005
	(Millions of yen)
Change in benefit obligations:
Benefit obligations at beginning of year	¥1,566,477	¥1,033,458
Service cost	46,060	44,999
Interest cost	45,829	25,503
Actuarial loss	41,817	2,154
Benefits paid	(73,994)	(67,367)
Transfer of substitutional portion	(491,533)	(31,564)
Plan amendment	(77,749)	(6,707)
Acquisitions/divestitures, net	(23,449)	9,577

Benefit obligations at end of year	1,033,458	1,010,053
Change in plan assets:
Fair value of plan assets at beginning of year	716,027	498,984
Actual return on plan assets	73,309	23,972
Employer’s contributions	39,192	91,961
Employees’ contributions	5,726	216
Benefits paid	(29,683)	(29,146)
Transfer of substitutional portion	(299,829)	(16,584)
Acquisitions/divestitures, net	(5,758)	2,215

Fair value of plan assets at end of year	498,984	571,618

Funded status	(534,474)	(438,435)
Unrecognized prior service cost*	(159,164)	(155,760)
Unrecognized actuarial loss *	471,746	419,447
Unrecognized net obligation at April 1, 1989 being recognized over 17 years	6,458	3,411

Net amounts recognized	¥(215,434)	¥(171,337)

Amounts recognized in the consolidated balance sheets consist of:
Accrued pension and severance costs	¥(524,898)	¥(425,174)
Accumulated other comprehensive income, pretax	309,464	253,837

Net amounts recognized	¥(215,434)	¥(171,337)

*	Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 16 years.

10. Pension and Severance Plans (continued)
The accumulated benefit obligation for all defined benefit pension plan was ¥1,023,882 million and ¥996,792 million as of March 31, 2004 and 2005, respectively.
The weighted-average assumptions used to determine benefit obligation at March 31, 2004 and 2005 were as follows:

	March 31
	2004	2005
Discount rate	2.5%	2.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
The weighted-average assumptions used to determine net pension and severance cost for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Year ended March 31
	2003	2004	2005
Discount rate	3.5%	3.0%	2.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	4.0%	4.0%	2.5%
The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast, taking into consideration the asset allocation policy as described later.
The asset allocations for the pension plan at March 31, 2004 and 2005 and target asset allocation for the year ended March 31, 2005 are as follows:

			Target
	March 31		asset
	2004	2005	allocation
Asset category:
Equity securities	32%	44%	42%
Debt securities	40%	38%	42%
Short-term investment	28%	18%	16%

10. Pension and Severance Plans (continued)
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
To achieve the investment objective of the plan assets, the Funds select appropriate assets for the eligible investment, establish the asset allocation policy which is the optimum combination of assets for the future in consideration of the expected rate of return and risk, etc. thereof, and maintain the asset allocation through rebalancing, etc. Such asset allocation policy is established from a medium-to-long term view of 3 to 5 years. The asset allocation policy is reviewed as necessary where the conditions thereof changed from the time of establishment of the asset allocation policy.
Components of net pension and severance cost for all defined benefit plans including both the Company’s and the employees’ contributory portion of such plans for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Year ended March 31
	2003	2004	2005
		(Millions of yen)
Service cost	¥53,418	¥46,060	¥44,999
Interest cost	49,418	45,829	25,503
Expected return on plan assets	(32,090)	(27,897)	(12,234)
Amortization of unrecognized prior service cost	(6,112)	(6,928)	(11,411)
Amortization of actuarial loss	28,705	43,960	31,655
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	3,047	3,047	3,047
Settlement loss	-	138,063	12,607

Net pension and severance cost for all defined benefit plans	¥96,386	¥242,134	¥94,166

10. Pension and Severance Plans (continued)
The total cost for all defined benefit and defined contribution plans was as follows:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net pension and severance cost for all defined benefit plans	¥96,386	¥242,134	¥94,166
Employees’ contributions to the contributory defined benefit pension plans	(11,535)	(5,726)	(216)
Cost for defined contribution plans	1,064	1,297	2,535
Total cost for all defined benefit

and defined contribution plans	¥85,915	¥237,705	¥96,485

The Company expects to contribute approximately ¥42,000 million to its pension plans in fiscal year ending March 31, 2006.
The following is a schedule by year of approximate benefits expected to be paid, which reflect expected future services, as appropriate:

(Millions of
Year ending March 31:	yen)

2006	¥65,000
2007	69,000
2008	73,000
2009	76,000
2010	79,000
2011 – 2015	373,000

11. Income Taxes
The components of income before income taxes and the provision for income taxes comprised the following components:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Income before income taxes:
NEC Corporation and domestic subsidiaries	¥80,969	¥163,645	¥93,777
Foreign subsidiaries	(19,473)	(3,099)	21,887

	¥61,496	¥160,546	¥115,664

Provision for income taxes:
Current:
NEC Corporation and domestic subsidiaries	¥46,549	¥56,624	¥30,251
Foreign subsidiaries	4,477	6,895	3,883

	51,026	63,519	34,134

Deferred:
NEC Corporation and domestic subsidiaries	148	22,686	37,182
Foreign subsidiaries	7,540	(335)	1,795

	7,688	22,351	38,977

	¥58,714	¥85,870	¥73,111

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 40.5% for the year ended March 31, 2005 and 42.0% for the years ended March 31, 2003 and 2004, respectively. A reconciliation between the reported total income tax provision and the amount computed by multiplying the income before income taxes by the statutory tax rate is as follows:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)

Expected tax provision	¥25,828	¥67,429	¥46,844
Increase (decrease) in taxes resulting from:
Changes in valuation allowance	(6,582)	10,568	16,892
Non-deductible expenses for tax purposes	2,168	2,377	4,780
International tax rate differences	(3,026)	(5,604)	(1,774)
Effect of change in statutory tax rate on deferred tax balances	16,282	4,197	–
Non-deductible goodwill	–	9,132	–
Tax on undistributed earnings	19,874	7,830	5,027
Other	4,170	(10,059)	1,342

Income tax provision	¥58,714	¥85,870	¥73,111

11. Income Taxes (continued)
The significant components of deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

	March 31
	2004	2005
	(Millions of yen)
Deferred tax assets:
Intercompany profit between consolidated companies	¥20,176	¥21,334
Investments and advances	203,867	195,213
Accrued bonus	43,336	40,427
Accrued pension and severance costs	203,905	179,255
Operating lease	15,451	15,802
Operating loss carryforwards	83,689	44,406
Depreciation	43,528	44,269
Other	100,438	102,761

	714,390	643,467
Less – valuation allowance	(30,940)	(47,832)

Total	¥683,450	¥595,635

Deferred tax liabilities:
Marketable securities	¥29,236	¥21,549
Tax deductible reserve	25,282	5,464
Tax on undistributed earnings	36,567	28,257
Other	39,777	34,297

Total	¥130,862	¥89,567

The Company has filed a consolidated tax return for NEC Corporation and its domestic wholly-owned subsidiaries since the fiscal year ended March 31, 2003. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 were a decrease of ¥7,021 million, increases of ¥10,732 million and ¥16,892 million, respectively. The benefits of pre tax operating loss carryforwards for the years ended March 31, 2003, 2004 and 2005 were ¥19,432 million, ¥46,846 million and ¥63,143 million, respectively.
At March 31, 2005, the Company had operating loss carryforwards amounting to ¥183,666 million of which ¥74,152 million relates to domestic companies and will expire during the period from 2006 through 2012. The remainder of ¥109,514 million relates to foreign subsidiaries and, except for ¥66,284 million with no expiration date, will expire through 2025.

11. Income Taxes (continued)
Realization of the net deferred tax assets is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.
12. Shareholders’ Equity
Changes in common stock, additional paid-in capital, accumulated other comprehensive income (loss) and treasury stock are shown below:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)

Common stock:
Balance at beginning of year	¥244,726	¥244,726	¥337,820
Offering of common stock, net	-	93,094	-
Conversion of convertible debt	-	-	-

Balance at end of year	¥244,726	¥337,820	¥337,820

Additional paid-in capital:
Balance at beginning of year	¥361,820	¥361,820	¥454,333
Offering of common stock, net	-	93,081	-
Stock offering cost, net of tax	-	(791)	-
Conversion of convertible debt	-	-	-
Stock-based compensation	-	27	(27)
Gain (loss) on sale of treasury stock	-	196	(19)
Equity transactions by consolidated subsidiaries	-	-	1,396

Balance at end of year	¥361,820	¥454,333	¥455,683

Accumulated other comprehensive income (loss):
Balance at beginning of year	¥(105,437)	¥(286,417)	¥(149,797)
Other comprehensive income (loss), net of tax	(180,980)	136,620	25,401

Balance at end of year	¥(286,417)	¥(149,797)	¥(124,396)

Treasury stock, at cost:
Balance at beginning of year	¥(2,319)	¥(3,252)	¥(2,797)
Net change resulting from purchase and sales of fractional shares of less than “One Unit” as defined by the Japanese Commercial Code	(933)	455	(240)

Balance at end of year	¥(3,252)	¥(2,797)	¥(3,037)

12. Shareholders’ Equity (continued)
(1)	Common stock and additional paid-in capital

During the year ended March 31, 2004, NEC Corporation completed a global offering of 273,000,000 shares of common stock. The offering price of ¥711 was reduced to an issue price of ¥681.96 and, accordingly, the difference between the offering and issue price was recognized as an underwriting fee. The net proceeds from stock offering of ¥186,175 million, were allocated ¥93,094 million to common stock and remaining amount of ¥93,081 million to additional paid-in capital after the stock offering costs of ¥791 million, net of tax were deducted in accordance with the Japanese Commercial Code.

Issuance of common stock in connection with conversions of convertible debt for the year ended March 31, 2004 was 528 shares.

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

12.	Shareholders’ Equity (continued)

(2)	Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Legal reserve included in retained earnings at March 31, 2004 and 2005 was ¥39,046 million.

The amount of retained earnings available for dividends is based on NEC Corporation’s retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

Retained earnings at March 31, 2005 included the Company’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥63,566 million.

12.	Shareholders’ Equity (continued)

(3)	Other comprehensive income (loss)
Change in accumulated other comprehensive income (loss) is as follows:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥6,597	¥2,942	¥(15,902)
Change in the current period	(3,655)	(18,844)	1,812

Balance at end of year	¥2,942	¥(15,902)	¥(14,090)

Minimum pension liability adjustment:
Balance at beginning of year	¥(150,256)	¥(282,446)	¥(166,323)
Change in the current period	(132,190)	116,123	28,874

Balance at end of year	¥(282,446)	¥(166,323)	¥(137,449)

Unrealized gains (losses) on marketable securities:
Balance at beginning of year	¥41,136	¥(4,081)	¥34,205
Change in the current period	(45,217)	38,286	(5,316)

Balance at end of year	¥(4,081)	¥34,205	¥28,889

Unrealized gains (losses) on derivative financial instruments:
Balance at beginning of year	¥(2,914)	¥(2,832)	¥(1,777)
Change in the current period	82	1,055	31

Balance at end of year	¥(2,832)	¥(1,777)	¥(1,746)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	¥(105,437)	¥(286,417)	¥(149,797)
Change in the current period	(180,980)	136,620	25,401

Balance at end of year	¥(286,417)	¥(149,797)	¥(124,396)

12. Shareholders’ Equity (continued)
(3) Other comprehensive income (loss) (continued)
      Tax effect allocated to each component of other comprehensive income (loss) is as follows:

	Year ended March 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2003:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(3,992)	¥–	¥(3,992)
Less: reclassification adjustments for losses realized in net income (loss)	337	–	337
Minimum pension liability adjustment	(227,913)	95,723	(132,190)
Unrealized gains (losses) on marketable securities:
Unrealized holding losses arising during period	(76,758)	31,692	(45,066)
Less: reclassification adjustments for gains realized in net income (loss)	(260)	109	(151)
Unrealized gains (losses) on derivative financial instruments:
Net changes in fair value of derivative financial instruments	(1,350)	567	(783)
Less: reclassification adjustments for losses realized in net income (loss)	1,491	(626)	865

Other comprehensive income (loss)	¥(308,445)	¥127,465	¥(180,980)

2004:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(19,750)	¥–	¥(19,750)
Less: reclassification adjustments for losses realized in net income (loss)	906	–	906
Minimum pension liability adjustment	190,678	(74,555)	116,123
Unrealized gains (losses) on marketable securities:
Unrealized holding gains arising during period	81,587	(33,770)	47,817
Less: reclassification adjustments for gains realized in net income (loss)	(16,432)	6,901	(9,531)
Unrealized gains (losses) on derivative financial instruments:
Net changes in fair value of derivative financial instruments	733	(308)	425
Less: reclassification adjustments for losses realized in net income (loss)	1,087	(457)	630

Other comprehensive income (loss)	¥238,809	¥(102,189)	¥136,620

12. Shareholders’ Equity (continued)
(3) Other comprehensive income (loss) (continued)

	Year ended March 31
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	amount
	(Millions of yen)
2005:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥1,812	¥-	¥1,812
Minimum pension liability adjustment	51,403	(22,529)	28,874
Unrealized gains (losses) on marketable securities:
Unrealized holding gains arising during period	6,232	(2,644)	3,588
Less: reclassification adjustments for gains realized in net income (loss)	(25,498)	16,594	(8,904)
Unrealized gains (losses) on derivative financial instruments:
Net changes in fair value of derivative financial instruments	(767)	235	(532)
Less: reclassification adjustments for losses realized in net income (loss)	946	(383)	563

Other comprehensive income (loss)	¥34,128	¥(8,727)	¥25,401

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
The stock option activity is as follows:

	Year ended March 31
	2003		2004		2005
		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price	shares	price	shares	price
		(Yen)		(Yen)		(Yen)
Outstanding at beginning of year	608,000	¥2,630	966,000	¥1,995	1,140,000	¥1,448
Granted	358,000	916	313,000	793	289,000	801
Expired	–	–	(139,000)	3,395	(195,000)	2,136
Adjusted	–	–	–	(46)	–	–

Outstanding at end of year	966,000	¥1,995	1,140,000	¥1,448	1,234,000	¥1,187

Exercisable at end of year	301,000	3,400	469,000	2,328	632,000	1,571

13. Stock-Based Compensation Plan (continued)
(1) NEC Corporation (continued)
The following table summarizes information for options outstanding and exercisable at March 31, 2005:

	Outstanding			Exercisable
		Weighted- average
		remaining	Weighted-		Weighted-
Exercise price	Number of	contractual	average	Number of	average
range	shares	life	exercise price	shares	exercise price
(Yen)		(Years)	(Yen)		(Yen)
¥ 769 - 999	960,000	4.18	¥ 823	358,000	¥ 888
1,000 - 1,999	154,000	2.25	1,818	154,000	1,818
2,000 - 3,294	120,000	1.25	3,294	120,000	3,294

¥ 769 - 3,294	1,234,000	3.65	¥1,187	632,000	¥1,571

The weighted-average fair value per option at the date of grant during the years ended March 31, 2003, 2004 and 2005 was ¥261, ¥294 and ¥247, respectively. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended March 31
	2003	2004	2005
Risk-free interest rate	0.45%	0.54%	0.59%
Expected life	4 years	4 years	4 years
Expected volatility	47.90%	50.20%	48.70%
Expected dividend	0.95%	0.73%	0.78%

13.	Stock-Based Compensation Plan (continued)

(2)	NEC Electronics Corporation
NEC Electronics Corporation (“NECEL”), a consolidated subsidiary, has several stock option plans approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock of NECEL at the approximate market value at the date of grant.
The options will be vested after two years from the date of grant under the condition that option holders will be in service to NECEL at the date of exercising the option, and that NECEL achieved certain target. The options are exercisable over a period of two years commencing two years after the date of grant.
The terms of the options are subject to adjustment if there is a share split or consolidation of shares. The plans provide that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.
The stock option activity is as follows:

	Year ended March 31
	2004		2005
		Weighted-		Weighted-
		average		average
	Number of shares	exercise price	Number of shares	exercise price
		(Yen)		(Yen)
Outstanding at beginning of year	–	¥ –	313,500	¥8,990
Granted	316,500	8,990	70,000	7,044
Forfeited	(3,000)	8,990	(11,000)	8,990
Expired	–	–	(70,000)	7,044

Outstanding at end of year	313,500	¥8,990	302,500	¥8,990

Exercisable at end of year	–	–	–	–

The weighted-average remaining contractual life for options outstanding at March 31, 2005 is 2.5 years. The weighted-average fair value per option at the date of grant during the years ended March 31, 2004 and 2005 was ¥3,150 and ¥1,885, respectively.

13.	Stock-Based Compensation Plan (continued)

(2)	NEC Electronics Corporation (continued)
The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended March 31
	2004	2005
Risk-free interest rate	0.56%	0.34%
Expected life	3 years	3 years
Expected volatility	52.30%	46.80%
Expected dividend	0.22%	0.31%

14.	Net Income (Loss) Per Share
A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income (loss) is as follows:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net income (loss)	¥(24,558)	¥41,078	¥67,864
Effect of participating convertible securities	-	-	(890)

Net income (loss) available to common shareholders	¥(24,558)	¥41,078	¥66,974

Effect of dilutive securities:
Convertible debt	-	1,874	583
Convertible debt issued by subsidiaries	-	-	(823)
Other	-	-	(44)

Diluted net income (loss)	¥(24,558)	¥42,952	¥66,690

	Year ended March 31
	2003	2004	2005
	(Number of shares)
Weighted-average number of shares of common stock outstanding for the year	1,653,389,121	1,735,345,608	1,926,424,743
Effect of dilutive securities:
Convertible debt	-	222,921,899	166,262,345
Stock options	-	18,016	-

Weighted-average number of shares of diluted common stock outstanding for the year	1,653,389,121	1,958,285,523	2,092,687,088

	Year ended March 31
	2003	2004	2005
		(Yen)
Net income (loss) per share:
Basic	¥(14.85)	¥23.67	¥34.77
Diluted	(14.85)	21.93	31.87

14.	Net Income (Loss) Per Share (continued)
Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

	Year ended March 31
	2003	2004	2005
	(Number of shares)
Convertible debt	220,562,540	-	-
Stock options	966,000	827,000	1,234,000
On May 27, 2004, ¥110,000 million Zero Coupon Convertible bonds of NEC Electronics Corporation (“NECEL”) (the “Bonds”) were issued in the denomination of ¥10 million each with a stock acquisition right exercisable on and after June 10, 2004 up to, and including, May 24, 2011 under certain conditions stipulated in the contract. The Bonds will be repaid in full at maturity on May 27, 2011 at their principal amount. The initial conversion price is ¥9,860 per share which is subject to adjustment in the event of a share split, consolidation of shares, and issuance of shares with a price less than current market price per share. On or after May 27, 2008, and prior to maturity, the Bonds may be redeemed at their principal amount by NECEL under certain conditions stipulated in the contract. The contingently convertible shares are included in diluted earnings per share for the year ended March 31, 2005.

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

	March 31
	2004		2005
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term receivables, trade	¥9,843	¥10,323	¥8,274	¥8,637
Long-term loans	24,628	24,627	26,118	26,118
Long-term debt, including current portion and excluding capital lease obligations	(1,027,485)	(1,050,976)	(903,803)	(903,520)
Derivatives:
Forward exchange contracts	916	916	(1,818)	(1,818)
Interest rate and currency swap agreements	(9,598)	(9,598)	(8,113)	(8,113)
Currency option contracts:
Written	(86)	(86)	(6)	(6)
Purchased	955	955	517	517

15.	Financial Instruments (continued)

(1)	Fair value of financial instruments (continued)

The fair value of financial instruments at March 31, 2004 and 2005 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows, and the fair value of currency option contracts is estimated using pricing models based upon current market interest and foreign exchange rates and volatilities.

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

15.	Financial Instruments (continued)

(2)	Derivative financial instruments (continued)

Fair Value Hedging Strategy

The interest rate swap agreements utilized by the Company effectively modify the Company’s fixed-rate debt to a floating rate for the next 3 years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Cash Flow Hedging Strategy

The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 4 years. Approximately 10% of the Company’s outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2005.

At March 31, 2005, the Company expects to reclassify ¥560 million of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating-rate debt.

For the years ended March 31, 2003, 2004 and 2005, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or where the underlying risk did not occur.

The counterparties to the Company’s derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

16.	Securitization of Receivables
The Company has several securitization programs under which certain trade receivables, including investment in leases through the date of sale of the Company’s ownership interest in NEL in March 2003, are sold, without recourse, to special purpose entities (“SPEs”). Simultaneously, the SPEs sell an interest in those receivables to large financial institutions. In certain securitizations, the Company has retained subordinated interests.
Under a certain securitization program in Japan, the Company sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of the Company’s financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables.
The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2003, 2004 and 2005, the Company has recorded losses of ¥465 million, ¥924 million and ¥1,027 million related to the securitization transactions. Fair value of retained interests at March 31, 2005 is ¥39,453 million. Expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2003, 2004 and 2005 were as follows:

	Year ended March 31
	2003		2004		2005
Expected credit loss	0.0	% -	0.0	% -	0.0	% -
	0.9%		0.5%		0.6%
Discount rate	0.35	% -	0.34	% -	0.34	% -
	1.94%		3.30%		3.30%
At March 31, 2005, adverse changes of 10% and 20% to the key economic assumptions for the fair value of retained interests would have no material impact on the carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the trade receivables.
A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2003, 2004 and 2005 was as follows:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Proceeds from new securitization	¥1,485,588	¥1,425,043	¥1,269,859
Cash flows received on retained interests	433,638	467,893	414,357

16.	Securitization of Receivables (continued)
The components of securitized financial assets and other assets managed together at March 31, 2004 and 2005 were as follows:

	March 31
	2004	2005
	(Millions of yen)
Notes and accounts receivable, trade	¥993,289	¥1,036,619
Delinquent amounts over 120 days or more	23,205	18,876
Net credit losses	5,500	8,876
Comprised of:
Assets held in portfolio	865,924	916,583
Assets securitized	127,365	120,036
17.	Advertising Costs
The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥24,310 million, ¥23,452 million and ¥26,533 million for the years ended March 31, 2003, 2004 and 2005, respectively.
18. Stock Issuances by Subsidiaries
NEC Fielding, Ltd. (“Fielding”), a consolidated subsidiary which principally provides maintenance services for computers and computer peripheral products, including sales of computer peripheral products, sold 3,700,000 shares of common stock at ¥4,256 per share to third parties in a public offering on September 18, 2002, receiving total consideration of ¥15,747 million. At the same time, the Company sold 3,700,000 shares of Fielding’s common stock to third parties at the same price through the market, and recognized a gain of ¥12,441 million on this transaction. As a result of Fielding’s public offering, the Company’s ownership interest in Fielding decreased from 93.34% to 67.11%. However, because the issuance price per share of common stock sold by Fielding was more than the Company’s average carrying amount per share, the Company was required to increase the carrying amount of its investment in Fielding by ¥8,349 million and recognized a gain for that amount. The Company provided a deferred tax of ¥3,381 million on such gain.

18.	Stock Issuances by Subsidiaries (continued)
A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2003, receiving aggregate consideration of ¥2,176 million. As a result of the issuance of new shares, the Company’s ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company’s average carrying amount per share, the Company was required to increase the carrying amounts of its investments in the consolidated subsidiary by ¥1,346 million and recognized a gain for that amount. The Company provided deferred tax of ¥545 million on such gain.
NEC Electronics Corporation (“NECEL”), a consolidated subsidiary which researches, develops, manufactures, and sells semiconductors (except general purpose DRAM), sold 23,500,000 shares of common stock at ¥3,990 per share to third parties in a public offering on July 24, 2003 receiving total consideration of ¥93,765 million. At the same time, the Company sold 13,500,000 shares of NECEL’s common stock to third parties at the same price through the market, and recognized a gain of ¥16,122 million on this transaction. As a result of NECEL’s public offering, the Company’s ownership interest in NECEL decreased from 100.00% to 70.04%. However, because the issuance price per share of common stock sold by NECEL was more than the Company’s average carrying amount per share, the Company was required to increase the carrying amount of its investment in NECEL by ¥20,618 million and recognized a gain for that amount. The Company provided deferred tax of ¥8,350 million on such gain.
NEC System Technologies Ltd. (“NECST”), a consolidated subsidiary which develops software, sold 3,500,000 shares of common stock at ¥3,780 per share to third parties in a public offering on September 12, 2003, receiving total consideration of ¥13,230 million. At the same time, the Company sold 3,680,000 shares of NECST’s common stock to third parties at the same price through the market, and recognized a gain of ¥10,313 million on this transaction. As a result of NECST’s public offering, the Company’s ownership interest in NECST decreased from 95.34% to 66.67%. However, because the issuance price per share of common stock sold by NECST was more than the Company’s average carrying amount per share, the Company was required to increase the carrying amount of its investment in NECST by ¥6,658 million and recognized a gain for that amount. The Company provided deferred tax of ¥2,697 million on such gain.
A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2004, receiving aggregate consideration of ¥1,025 million. As a result of the issuance of new shares, the Company’s ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company’s average carrying amount per share, the Company was required to increase the carrying amounts of its investments in the consolidated subsidiary by ¥97 million and recognized a gain for that amount. The Company provided deferred tax of ¥41 million on such gain.

19.	Restructuring Charges
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
During the year ended March 31, 2004, the Company implemented restructuring activities in the area of systems integration, computer platforms, broadband, mobile, and others. The area of computer platforms and others primarily implemented workforce reductions. The area of systems integration and broadband primarily implemented disposal of facilities. The area of mobile primarily implemented workforce reductions and disposal of facilities. As a result, the Company incurred a restructuring charge of ¥17,162 million. The charge consisted of losses on disposal and write-down of assets of ¥6,691 million, personnel costs of ¥7,302 million for the reduction of approximately 1,000 employees, which excludes employees who left through normal attrition, and others of ¥3,169 million. The charge for the IT Solutions business consisted of losses on disposal and write-down of assets of ¥2,535 million, personnel costs of ¥1,520 million for the reduction of employees, and others of ¥638 million. The charge for the Network Solutions business consisted of losses on disposal and write-down of assets of ¥4,156 million, personnel costs of ¥2,393 million for the reduction of employees, and others of ¥2,531 million. The charge for the Others primarily consisted of personnel costs of ¥3,389 million for the reduction of employees. Most of these restructuring activities were completed in the year ended March 31, 2004 and a part of the activities were completed in the year ended March 31, 2005. Prior to March 31, 2004, the Company had paid personnel costs of ¥6,789 million and other costs of ¥2,639 million. At March 31, 2004, unpaid termination benefits and unpaid other associated costs approximated ¥1,472 million.
During the year ended March 31, 2005, the Company implemented restructuring activities in the area of systems integration and personal solutions, and therefore, the Company incurred a restructuring charge of ¥5,854 million. The charge for the IT Solution business consisted of personnel costs for the reduction of approximately 600 employees, which excludes employees who left through normal attrition. Prior to March 31, 2005, the Company had paid personnel costs of ¥3,759 million and other costs of ¥530 million. At March 31, 2005, unpaid termination benefits approximated ¥3,037 million.

20.	Leasing Arrangements

(1)	Equipment leasing

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

The cost of equipment under operating leases at March 31, 2004 and 2005 was ¥35,256 million and ¥32,180 million, respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2004 and 2005 was ¥26,522 million and ¥20,199 million, respectively.

Future minimum lease payments from non-cancelable operating leases at March 31, 2005 are ¥1,776 million and ¥124 million for the years ending March 31, 2006 and 2007, respectively.

(2)	Lease of facilities and equipment

The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was ¥78,897 million and ¥55,170 million at March 31, 2004 and 2005, respectively. Accumulated depreciation of the leased assets at March 31, 2004 and 2005 was ¥47,877 million and ¥35,616 million, respectively. At March 31, 2005, approximately 50% of the capital lease transactions were with NEC Leasing, Ltd.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2005:

(Millions of
Year ending March 31:	yen)
2006	¥11,307
2007	7,922
2008	4,502
2009	1,529
2010	536
2011 and thereafter	78

Total minimum lease payments	25,874
Less – amount representing interest	(1,085)

Present value of net minimum lease payments	24,789
Less – current obligation	(10,365)

Long-term lease obligation	¥14,424

20.	Leasing Arrangements (continued)

(2)	Lease of facilities and equipment (continued)

During the year ended March 31, 2003, the Company sold certain land, buildings, facilities and equipment for ¥22,582 million, and leased them back from the purchaser over periods of 12.5 years. The resulting leases were classified as operating leases.

Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were ¥130,151 million, ¥142,334 million and ¥121,957 million for the years ended March 31, 2003, 2004 and 2005, respectively.

Future minimum rental payments under non-cancelable operating leases are as follows:

(Millions of
Year ending March 31:	yen)

2006	¥28,976
2007	21,556
2008	17,383
2009	15,772
2010	13,663
2011 and thereafter	42,381
21.	Commitments and Contingent Liabilities
Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment are ¥ 20,165 million.
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
Maximum potential future payments, term and collateral of guarantees at March 31, 2005 are summarized as follows:

21.	Commitments and Contingent Liabilities (continued)

	Maximum potential
	future payments	Term	Collateral
	(Millions of yen)	(Years)	(Millions of
			yen)
Affiliated company bank loans	¥14,853	1- 8	¥-
Employee mortgage loans	19,886	1-19	-
Customer financial arrangements	6,794	1- 12	1,087
Lease – residual value guarantees	17,280	1- 6	-
Other	5,600	1	-
The Company’s guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company’s financial position or results of operations.
The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2005 would not have a material effect on the Company’s financial position or results of operation, except for the following:
NEC Corporation, Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., an affiliated company accounted for by the equity method, and NEC Electronics America, Inc., an indirect U.S. subsidiary of NEC Corporation, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Separately, Elpida Memory, Inc., Elpida Memory (USA), Inc., NEC Electronics Corporation and NEC Electronics America, Inc. have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Elpida Memory, Inc. is also subject to a similar investigation being conducted by the Director-General for Competition, Cartels Unit of the European Commission. Although no rulings have been issued in these investigations and related civil proceedings at this time, the Company has provided an accrual for reasonably estimable amount for the fiscal year ended March 31, 2005 in connection with the U.S. Department of Justice’s investigation.

22.	Segment Information

(1)	Business segments

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

Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories, displays such as color LCDs, and electronic components such as capacitors, relays and lithium ion rechargeable battery.

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

22.	Segment Information (continued)

(1)	Business segments (continued)
a.	Sales

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Sales:
IT Solutions business:
External customers	¥1,911,304	¥1,925,223	¥1,820,680
Intersegment	171,320	173,669	323,758

Total	2,082,624	2,098,892	2,144,438
Network Solutions business:
External customers	1,473,225	1,678,955	1,802,606
Intersegment	103,108	96,769	89,371

Total	1,576,333	1,775,724	1,891,977
Electron Devices business:
External customers	842,484	829,958	807,686
Intersegment	94,235	102,215	60,984

Total	936,719	932,173	868,670
Others:
External customers	437,245	472,685	424,160
Intersegment	224,449	207,200	224,968

Total	661,694	679,885	649,128
Eliminations	(579,867)	(579,853)	(699,081)

Electronics business total	4,677,503	4,906,821	4,855,132
Leasing business:
External customers	30,777	-	-
Intersegment	7,445	-	-

Total	38,222	-	-
Eliminations	(20,690)	-	-

Consolidated total	¥4,695,035	¥4,906,821	¥4,855,132

22.	Segment Information (continued)

(1)	Business segments (continued)
b.	Segment profit or loss

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Segment profit (loss):
IT Solutions business	¥105,815	¥91,782	¥102,310
Network Solutions business	34,284	67,869	26,468
Electron Devices business	(2,282)	54,287	37,178
Others	14,838	10,711	11,555

Total	152,655	224,649	177,511
Eliminations	156	(1,559)	2,977
Unallocated corporate expenses	(38,486)	(40,392)	(49,316)

Electronics business total	114,325	182,698	131,172

Leasing business	8,154	-	-
Eliminations	(1,590)	-	-

	120,889	182,698	131,172

Net other income and expenses	(59,393)	(22,152)	(15,508)

Consolidated income before income taxes	¥61,496	¥160,546	¥115,664

c.	Assets

	March 31
	2003	2004	2005
	(Millions of yen)
Total assets:
IT Solutions business	¥989,385	¥957,492	¥1,009,675
Network Solutions business	1,011,997	1,015,899	1,056,245
Electron Devices business	1,109,312	1,089,228	1,055,277
Others	667,675	620,664	581,696

Total	3,778,369	3,683,283	3,702,893
Eliminations	(241,212)	(161,680)	(191,207)
Corporate assets	566,143	522,739	428,999

Consolidated total	¥4,103,300	¥4,044,342	¥3,940,685

22.	Segment Information (continued)

(1)	Business segments (continued)
d.	Other significant items

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Depreciation:
IT Solutions business	¥33,195	¥30,322	¥26,154
Network Solutions business	30,675	26,217	22,106
Electron Devices business	107,983	93,948	95,496
Others	8,503	15,134	10,686

Total	180,356	165,621	154,442
Corporate	14,168	13,093	12,042

Electronics business total	194,524	178,714	166,484
Leasing business	1,070	-	-

Consolidated total	¥195,594	¥178,714	¥166,484

Capital expenditures for segment assets:
IT Solutions business	¥26,754	¥10,077	¥11,888
Network Solutions business	13,735	12,128	14,658
Electron Devices business	111,447	124,176	176,028
Others	15,691	22,047	11,914

Total	167,627	168,428	214,488
Corporate	10,807	5,529	3,305

Electronics business total	178,434	173,957	217,793
Leasing business	300	-	-

Consolidated total	¥178,734	¥173,957	¥217,793

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

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit for the years ended March 31, 2003, 2004 and 2005 and long-lived assets at March 31, 2003, 2004 and 2005 were as follows. Although the disclosure of geographic profit is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net sales:
Japan	¥3,879,454	¥3,889,854	¥3,777,408
All foreign countries	815,581	1,016,967	1,077,724

Total	¥4,695,035	¥4,906,821	¥4,855,132

Geographic profit:
Japan	¥118,277	¥169,773	¥112,114
All foreign countries	2,612	12,925	19,058

Total	¥120,889	¥182,698	¥131,172

	March 31
	2003	2004	2005
	(Millions of yen)
Long-lived assets:
Japan	¥1,014,995	¥964,221	¥919,724
All foreign countries	90,488	63,916	59,711

Total	¥1,105,483	¥1,028,137	¥979,435

There are no sales or long-lived assets in foreign countries which are individually material. Transfers between geographic areas are made at arm’s-length prices.

(3)	Major customers

Sales to one customer accounted for approximately 13.9%, 16.3% and 13.4% of consolidated sales for the years ended March 31, 2003, 2004 and 2005, respectively.

23. Subsequent Events
On February 28, 2005, the Company entered into stock-for-stock exchange agreements with NEC SOFT and NECST. The exchange was implemented on June 1, 2005, and therefore NEC SOFT and NECST will become wholly-owned subsidiaries of the Company.

The shareholders, at June 22, 2005 Ordinary general Meeting of Shareholders, approved the payment of a cash dividend of ¥3 per share, aggregating ¥5,780 million, for the year ended March 31,2005, which has been reflected in the consolidated financial statements.

SCHEDULE II
NEC Corporation
Valuation and Qualifying Accounts

	Balance at	Charged to	Bad debts
	beginning of	costs and	written	Balance at end
	period	expenses	off	of period
	(Millions of yen)
Year ended March 31, 2003:
Allowance for doubtful notes and accounts	¥32,175	¥4,040	¥3,664	¥32,551
Year ended March 31, 2004:
Allowance for doubtful notes and accounts	¥32,551	¥(2,067)	¥5,265	¥25,219
Year ended March 31, 2005:
Allowance for doubtful notes and accounts	¥25,219	¥(1,468)	¥8,864	¥14,887

Consolidated Financial Statements
Elpida Memory, Inc.
At March 31, 2004 and 2005 and
Years ended March 31, 2003, 2004 and 2005

Elpida Memory, Inc.
Consolidated Financial Statements
At March 31, 2004 and 2005 and
Years ended March 31, 2003, 2004 and 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Elpida Memory, Inc.
We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Elpida Memory, Inc. (the “Company”) for the year ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Elpida Memory, Inc. for the year ended March 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon
Tokyo, Japan
May 30, 2003
Except for Note 2, as to which the date is
March 24, 2004

Elpida Memory, Inc.
Consolidated Balance Sheets

	March 31
	2004	2005
	(Unaudited)	(Unaudited)
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥110,555	¥189,798
Accounts receivable, trade:
Related party	8,753	11,413
Other	18,053	25,356
Accounts receivable, other:
Related party	262	192
Other	6,168	7,734
Allowance for doubtful accounts	(32)	(31)
Inventories	24,437	32,795
Prepaid expenses and other current assets	350	1,546

Total current assets	168,546	268,803

Property, plant and equipment at cost	139,767	261,273
Accumulated depreciation	(15,485)	(48,135)

	124,282	213,138

Marketable securities	–	2,052
License fees and other intangibles	2,669	4,632
Software costs	4,632	5,508
Other assets	324	513

	7,625	12,705

	¥300,453	¥494,646

	March 31
	2004	2005
	(Unaudited)	(Unaudited)
	(Millions of yen)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	¥6,739	¥–
Current portion of obligation under capital leases	19,239	30,143
Current portion of long-term debt	6,216	18,520
Accounts payable, trade:
Related party	8,424	19,891
Other	16,127	7,908
Accounts payable, other:
Related party	8,127	17,290
Other	52,611	13,965
Accrued income taxes	504	696
Accrued expenses and other current liabilities	11,332	6,839

Total current liabilities	129,319	115,252

Long-term liabilities:
Obligation under capital leases	42,634	46,330
Long-term debt	46,184	138,573
Accounts payable, other	1,641	2,917
Accrued retirement benefits for employees	–	82
Other	1,525	1,008

	91,984	188,910

Commitments and contingent liabilities

Shareholders’ equity:
Common stock:
Authorized: 2004 and 2005 – 200,000,000 shares
Issued: 2004 – 28,400,000 shares	53,279
2005 – 91,984,400 shares		133,555
Class A stock:
Authorized and issued 2004 –17,600,000 shares	22,000	–
Class B stock:
Authorized and issued 2004 and 2005 – 4,480,000 shares	5,600	5,600
Class C stock:
Authorized and issued 2004 – 8,698,000 shares	10,872	–
Class D stock:
Authorized and issued 2004 – 5,436,400 shares	6,795	–
Additional paid-in capital	61,681	127,438
Accumulated deficit	(80,369)	(74,858)
Accumulated other comprehensive income (loss)	(708)	(1,251)

	79,150	190,484

	¥300,453	¥494,646

See notes to consolidated financial statements.

Elpida Memory, Inc.
Consolidated Statements of Operations

	Year ended March 31
	2003	2004	2005
		(Unaudited)	(Unaudited)
	(Millions of yen)
Net sales	¥67,379	¥103,031	¥207,028
Operating costs and expenses:
Cost of sales	59,441	99,030	156,620
Research and development	20,330	20,890	22,051
Selling, general and administrative expenses	10,498	8,152	18,428

Total	90,269	128,072	197,099

Income (loss) from operations	(22,890)	(25,041)	9,929

Interest income	49	28	115
Interest expense	(190)	(759)	(3,079)
Foreign exchange gains (losses)	1,152	256	(504)
Governmental grants	–	1,800	145
Other income (expense), net	99	(151)	(361)

Income (loss) before income taxes	(21,780)	(23,867)	6,245
Provision for income taxes:
Current	268	976	1,270
Deferred	406	935	(536)

	674	1,911	734

Net income (loss)	¥(22,454)	¥(25,778)	¥5,511

	Year ended March 31
	2003	2004	2005
	(Yen)
Per share:
Basic:
Net income (loss)	¥(943.69)	¥(503.13)	¥72.21
Diluted:
Net income	–	–	71.03
     See notes to consolidated financial statements.

Elpida Memory, Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Year ended March 31
	2003		2004		2005
			(Unaudited)		(Unaudited)
			(Millions of yen)
Common stock:
Balance at beginning of year	¥36,278		¥43,778		¥53,279
Issuance of stock	7,500		9,501		40,609
Conversion from class stock					39,667

Balance at end of year	¥43,778		¥53,279		¥133,555

Class A stock:
Balance at beginning of year	¥–		¥22,000		¥22,000
Issuance of stock	22,000		–		–
Conversion to Common stock	–		–		(22,000)

Balance at end of year	¥22,000		¥22,000		¥–

Class B stock:
Balance at beginning of year	¥–		¥–		¥5,600
Issuance of stock	–		5,600		–

Balance at end of year	¥–		¥5,600		¥5,600

Class C stock:
Balance at beginning of year	¥–		¥–		¥10,872
Issuance of stock	–		10,872		–
Conversion to Common stock	–		–		(10,872)

Balance at end of year	¥–		¥10,872		¥–

Class D stock:
Balance at beginning of year	¥–		¥–		¥6,795
Issuance of stock	–		6,795		–
Conversion to Common stock	–		–		(6,795)

Balance at end of year	¥–		¥6,795		¥–

Additional paid-in capital:
Balance at beginning of year	¥–		¥29,294		¥61,681
Issuance of stock	29,500		32,768		65,292
Stock issuance costs	(206)		(381)		(596)
Stock based compensation	–		–		1,061

Balance at end of year	¥29,294		¥61,681		¥127,438

Accumulated deficit:
Balance at beginning of year	¥(32,137)		¥(54,591)		¥(80,369)
Net income (loss)	(22,454)	¥(22,454)	(25,778)	¥(25,778)	5,511	¥5,511

Balance at end of year	¥(54,591)		¥(80,369)		¥(74,858)

Accumulated other comprehensive income (loss):
Balance at beginning of year	¥6		¥(143)		¥(708)
Foreign currency translation adjustments		(149)		(212)		29
Unrealized gains on marketable securities		–		–		2
Unrealized losses on derivative financial instruments		–		(353)		(574)

Other comprehensive loss	(149)	(149)	(565)	(565)	(543)	(543)

Comprehensive loss		¥(22,603)		¥(26,343)		¥4,968

Balance at end of year	¥(143)		¥(708)		¥(1,251)

See notes to consolidated financial statements.

Elpida Memory, Inc.
Consolidated Statements of Cash Flows

	Year ended March 31
	2003	2004	2005
		(Unaudited)	(Unaudited)
	(Millions of yen)
Cash flows from operating activities
Net income (loss)	¥(22,454)	¥(25,778)	¥5,511
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,336	15,820	35,829
Stock compensation	–	–	1,061
Loss on sales and disposal of property, plant and equipment, net	3	62	29
Deferred taxes	406	935	(537)
Provision for retirement benefits for employee	–	–	82
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, trade	9,980	(19,601)	(9,493)
(Increase) decrease in accounts receivable, other	(7,132)	1,606	(1,496)
Increase in inventories	(1,225)	(16,804)	(8,334)
Increase in prepaid expenses and other current assets	(65)	(132)	(1,261)
Increase (decrease) in accounts payable, trade	(3,151)	2,269	3,208
Increase (decrease) in accounts payable, other	578	(124)	2,620
Increase (decrease) in accrued expenses and other current liabilities	(247)	8,298	(4,986)
Other, net	(630)	1,301	(182)

Net cash provided by (used in) operating activities	(20,601)	(32,148)	22,051

Cash flows from investing activities
Proceeds from sales of property, plant and equipment	17	206	195
Additions to property, plant and equipment	(45,342)	(47,749)	(152,114)
Addition to license fees and other intangibles	–	(231)	(3,927)
Additions to software costs	(2,154)	(1,912)	(2,539)
Purchase of marketable securities	–	–	(2,049)
Other, net	171	(570)	(130)

Net cash used in investing activities	(47,308)	(50,256)	(160,564)

Cash flows from financing activities
Net increase (decrease) in short-term borrowings	4,830	(5,333)	(6,769)
Proceeds from long-term debt	–	52,304	110,688
Repayments of long-term debt	–	–	(6,307)
Proceeds from sale and leaseback transaction	4,677	84,555	40,667
Repayments of lease obligation	(241)	(7,280)	(26,013)
Distribution to shareholders	–	(810)	–
Proceeds from issuance of common stock	14,948	18,891	105,305
Proceeds from issuance of Class A stock	43,846	–	–
Proceeds from issuance of Class B stock	–	11,135	–
Proceeds from issuance of Class C stock	–	21,618	–
Proceeds from issuance of Class D stock	–	13,511	–

Net cash provided by financing activities	68,060	188,591	217,571
Effect of exchange rate changes on cash and cash equivalents	(11)	(205)	185

Net increase in cash and cash equivalents	140	105,982	79,243
Cash and cash equivalents at beginning of year	4,433	4,573	110,555

Cash and cash equivalents at end of year	¥4,573	¥110,555	¥189,798

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥193	¥742	¥3,004
Income taxes	198	644	1,096
Non-cash investing transaction:
Property, plant and equipment acquired under capital leases	4,821	64,400	40,667
See notes to consolidated financial statements.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements
March 31, 2005
The data in the following footnotes as of and for the years ended March 31, 2004 and 2005 is unaudited.
1. Significant Accounting Policies
Elpida Memory, Inc. (“Elpida”) was established in December 1999 as a joint venture owned 50% each by NEC Corporation (“NEC”) and HITACHI, Ltd. (“HITACHI”). Elpida Memory, Inc. and its subsidiaries (the “Company”) develop, design, manufacture and sell dynamic random access memories (“DRAMs”). In November 2004, common stock of Elpida Memory, Inc. was listed on the first section of Tokyo Stock Exchange and, accordingly NEC’s and HITACHI’s ownership interest each decreased to 25%.
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
Consolidation
The consolidated financial statements of the Company include the accounts of Elpida and its subsidiaries. All significant intercompany balances and transactions are eliminated.
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
Marketable securities
The Company classifies its marketable equity securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes, when a decline in value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.
Inventories
Inventories are stated at the lower of cost or market.
The cost of finished products, semifinished components and raw materials is determined by the first-in, first-out basis, and work in process is determined by the average method.
The cost of supplies is determined individually.
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
License fees and other intangibles
Intangible assets with finite lives consist primarily of license fees, and are amortized on a straight-line basis over the contractual periods, which are principally 2 - 8 years.
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

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
1. Significant Accounting Policies (continued)
Stock-based compensation
At March 31, 2005, the Company has a stock-based compensation plan, which is described more fully in Note 10. The Company accounts for that plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net income (loss), as reported	¥(22,454)	¥(25,778)	¥5,511
Add: Stock-based compensation expense included in reported net income	–	–	1,061
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	–	–	(2,919)

Pro forma net income (loss)	¥(22,454)	¥(25,778)	¥3,653

	Year ended March 31
	2003	2004	2005
		(Yen)
Net income (loss), per share:
Basic-as reported	¥(18,873.73)	¥(503.13)	¥72.21
Basic-pro forma	(18,873.73)	(503.13)	47.87
Diluted-as reported	–	–	71.03
Diluted-pro forma	–	–	47.87
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
New accounting standard
On December 16, 2004, the FASB issued No. 123 (revised 2004), Share-based Payment (“SFAS No. 123(R)”). This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on fair values. SFAS No. 123(R) is effective at the beginning of the first fiscal year beginning after June 15, 2005. The Company will adopt SFAS No. 123(R) effective April 1, 2006, and has not determined what effect, if any, it will have on the Company’s results of operations and financial position.
In November 2004, the FASB issued SFAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective on April 1, 2006 and has not determined what effect, if any, it will have on the Company’s results of operations and financial position.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
1. Significant Accounting Policies (continued)
New accounting standard (continued)
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company will adapt SFAS No. 153 effective on April 1, 2006 and has not determined what effect, if any, it will have on the Company’s results of operations and financial position.
Reclassification
Certain amounts in the consolidated financial statements for the years ended March 31, 2003 and 2004 have been reclassified to conform to the 2005 presentation.
2. Reorganization
Prior to March 24, 2004, the Company owned a 20% interest in Elpida Memory (U.S.A.) Inc., (“Elpida (U.S.A.)”) and accounted for such investment using the equity method. NEC and HITACHI each owned a 40% interest in Elpida (U.S.A.) through their subsidiaries.
On March 24, 2004, NEC and Hitachi transferred their interests in Elpida (U.S.A.) to the Company. Because there was no effective change in ownership, this transfer was accounted for similar to a combination of entities under common control and therefore, all assets and liabilities of Elpida (U.S.A.) were recorded at their historical book value. The accompanying financial statements are based on the assumption that the companies were combined, and financial statements as of March 31, 2003 have been restated to give effect to the combination.
Summarized results of operations of Elpida (U.S.A.) for the year ended March 31, 2004 are as follows:

(Millions of yen)
Net sales	¥33,277
Income before income taxes	1,437
Net income	864

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
2. Reorganization (continued)
Following is a reconciliation of the amounts of net sales and net income previously reported for the year ended March 31, 2003 with restated amounts:

Year ended
March 31, 2003
(Millions of yen)
Net sales:
As previously reported	¥63,235
Elpida (U.S.A)	23,734
Elimination of intercompany transactions	(19,590)

As restated	¥67,379

Net income (loss):
As previously reported	¥(22,621)
Elpida (U.S.A)	438
Elimination of intercompany transaction	(271)

As restated	¥(22,454)

Prior to March 24, 2004, Elpida and Elpida (U.S.A.), in the normal course of business, entered into certain transactions for the purchase and sale of DRAM products. These intercompany transactions have been eliminated in the accompanying consolidated financial statements.
3. Marketable securities
The following is a summary of marketable securities:

	March 31 2005
	Acquisition	Unrealized
Description	cost	holding gains	Fair value
	(Millions of yen)
Equity security	¥2,049	¥3	¥2,052

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
4. Inventories
Inventories at March 31, 2004 and 2005 consisted of the following:

	March 31
	2004	2005
	(Millions of yen)
Finished products	¥6,533	¥14,679
Work in process and semifinished components	16,031	15,130
Raw materials and Supplies	1,873	2,986

	¥24,437	¥32,795

5. Property, Plant and Equipment

		March 31
	Depreciable lives	2004	2005
		(Millions of yen)
Buildings and improvements	3 – 60 years	¥16,312	¥29,539
Machinery and equipment	2 – 7 years	109,371	185,216
Tools	2 – 15 years	4,021	9,133
Construction in progress		10,063	33,433
Land	–	–	3,952

		¥139,767	¥261,273

6. License Fees and Other Intangibles
License fees and other intangibles subject to amortization at March 31, 2004 and 2005 consisted of the following:

	March 31
	2004		2005
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization
	(Millions of yen)
License fees	¥1,791	¥658	¥4,805	¥1,533
Other	3,334	1,798	3,742	2,382

	¥5,125	¥2,456	¥8,547	¥3,915

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
6. License Fees and Other Intangibles (continued)
The estimated amortization expense for the next five years is follows:

Year ending March 31	(Millions of yen)
2006	¥1,102
2007	1,046
2008	966
2009	498
2010	371
7. Software Costs
Accumulated depreciation of internal use software at March 31, 2004 and 2005 was ¥2,182 million and ¥ 3,801 million, respectively. Depreciation expense for internal use software for the years ended March 31, 2003, 2004 and 2005 was ¥620 million, ¥1,287 million and ¥ 1,615 million, respectively.
8. Short-Term Borrowings and Long-term Debt
Short-term borrowings principally consist of short-term bank loans. The weighted average interest rate per annum on short-tem borrowings outstanding at March 31, 2004 was 1.1%.
Long-term debt at March 31, 2004 and 2005 were as follows:

	March 31
	2004	2005
	(Millions of yen)
Borrowings from banks and financial institutions, due 2004 to 2007 with average interest rate of 0.9% at March 31, 2004 and due 2005 to 2009 with average interest rate of 1.5% at March 31, 2005	¥42,400	¥77,093
0.24% unsecured yen bonds due June 2006	10,000	10,000
1.45% unsecured yen bonds due March 2010	–	55,000
2.03% unsecured yen bonds due March 2012	–	15,000

	52,400	157,093
Less – portion due within one year	6,216	18,520

	¥46,184	¥138,573

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
8. Short-Term Borrowings and Long-Term Debt (continued)
At March 31, 2005, ¥37,093 million out of the Company’s borrowing arrangements have restrictive debt covenants. Failure to comply with those covenants would require the repayment of borrowing.
Certain of the Company’s borrowing arrangements have restrictive debt covenants. The restrictive covenants would require that the Company has at least ¥146.5 billion of the net assets, ¥40 billion of the cash and cash equivalents, and the net debt equity ratio exceeding 1.2 times, or maintain a certain level of the profit. The Company was in compliance with such the debt covenants at March 31, 2005.
Annual maturities of long-term debt during the next five years are summarized as follows:

Year ending March 31	(Millions of yen)
2006	¥18,520
2007	50,192
2008	13,181
2009	3,400
2010	56,800
The Company maintains credit lines of ¥50,000 million with five banks. At March 31, 2005, the unused line of credit was ¥50,000 million. These programs have certain debt covenants which require the Company to maintain certain levels of net assets.
In addition, the Company maintains long-term debt commitments of ¥50,000 million with twenty nine financial institutions. At March 31, 2005, the unused commitments were ¥50,000 million. These programs require the Company to maintain certain level of net assets.
9. Pension and Severance Plans
During the year ended March 31, 2005, Elpida and its domestic consolidated subsidiary established retirement benefit plan. The plans consist of a defined benefit pension plan, a lump-sum indemnity plan and a defined contribution plan. Transfers of benefit obligations and plan assets were based on PBO of the employees transferred. Certain foreign consolidated subsidiaries have defined contribution plans and lump-sum indemnity plans.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
9. Pension and Severance Plans (continued)
Reconciliation of beginning and ending balances of the benefit obligation and the fair value of the plan assets at March 31, 2005 were as follows:

(Millions of yen)
Change in benefit obligation:
Benefit obligations at beginning of year	¥–
Service cost	286
Interest cost	15
Benefit paid	(6)
Transfer from affiliates	2,666

Benefit obligations at end of year	2,961

Change in plan assets:
Fair value of plan assets at beginning of year	–
Actual return on plan assets	4
Employer’s contributions	177
Benefit paid	(6)
Transfer from affiliates	2,309

Fair value of plan assets at end of year	2,484

Fund status	(477)
Unrecognized prior service cost *	353
Unrecognized actuarial loss *	50

Net amounts recognized	¥(74)

*	Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15 years.
In addition to the above-mentioned accrued retirement benefits for employees, additional accruals of ¥8 million were recorded for certain foreign consolidated subsidiaries.
The assumptions used to determine benefit obligation at March 31, 2005 was follows:

Discount rate	2.1%
Rate of increase in future compensation level	1.0 – 7.0%
The assumptions used to determine net pension and severance cost for the year ended March 31, 2005 was follows:

Discount rate	2.1%
Rate of increase in future compensation level	1.0 – 7.0%
Expected long-term rate of return on plan assets	2.5%

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
9. Pension and Severance Plans (continued)
The assets allocation for the pension plan at March 31, 2005 is 100% to short-term deposits.
The composition of retirement benefit expenses for the year ended March 31, 2005 was as follows:

(Millions of yen)
Service cost	¥286
Interest cost	15
Expected return on plan assets	(60)
Amortization of prior service costs	11

Retirement benefit expenses	252
Contribution for defined contribution plan	76

Total	¥328

10. Income Taxes
The components of income (loss) before income taxes and the provision (benefit) for income taxes comprised the following components:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Income (loss) before income taxes:
Elpida and domestic subsidiary	¥(23,256)	¥(26,831)	¥2,290
Foreign subsidiaries	1,476	2,964	3,955

	(21,780)	(23,867)	6,245

Provision (benefit) for income taxes:
Current:
Elpida and domestic subsidiary	12	11	13
Foreign subsidiaries	256	965	1,257

	268	976	1,270

Deferred:
Elpida and domestic subsidiary	–	1,063	(556)
Foreign subsidiaries	406	(128)	20

	406	935	(536)

	¥(22,454)	¥(25,778)	¥5,511

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
10. Income Taxes (continued)
The Company is subject to a number of different income taxes which, in the aggregate, result in a normal statutory tax rate in Japan of 42.1% for the years ended March 31, 2003 and 2004 and 40.8% for the year ended March 31, 2005.
Significant components of reconciling items between the statutory tax rate and the effective tax rate are as follows:

	Year ended March 31
	2003	2004	2005
Statutory tax rate	42.1%	42.1%	40.8%
Adjustments:
Permanent difference on stock compensation	–	–	6.9
Valuation allowances	(43.3)	(47.0)	(32.6)
Other	(1.9)	(3.1)	(3.3)

Effective tax rate	(3.1)%	(8.0)%	11.8%

New legislation was enacted in March 2003 changed the aggregate statutory tax rate from 42.1% to 40.8% effective for fiscal years beginning after March 31, 2004. The effect of this tax rate change was not material.
The significant components of deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

	March 31
	2004	2005
	(Millions of yen)
Deferred tax assets:
Net operating loss carryforwards	¥33,774	¥29,487
Depreciation	505	2,144
Other	774	3,369

	35,053	35,000
Less: valuation allowance	(33,963)	(31,928)

Deferred tax liabilities:
Depreciation	(1,954)	(3,396)
Other	(43)	(40)

	(1,997)	(3,436)

Net deferred tax liabilities	¥(907)	¥(364)

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
10. Income Taxes (continued)
The valuation allowance shown above reflects the Company’s on going assessment regarding the realizability of deferred tax assets. While these assets are not assured of realization, the balance of the deferred tax assets is considered realizable based on future taxable income and existing taxable temporary differences. The net change in the total valuation allowance for the years ended March 31, 2003, 2004, 2005 was an increase of ¥9,421 million, an increase of ¥11,216 million and a decrease of ¥2,035 million, respectively.
At March 31, 2005, the Company had operating loss carryforwards of approximately ¥ 72,303 million of which ¥ 71,273 million relates to Elpida and its domestic subsidiary and will expire during the period from 2006 through 2012. The reminder of ¥ 1,030 million relates to its foreign subsidiaries, which has no expiration date.
11. Shareholders’ Equity
Common stock and additional paid-in capital
During the year ended March 31, 2005, Elpida completed global offering of 29,150,000 shares of Common stock. The offering price of ¥3,500 was reduced to an issue price of ¥3,325 and accordingly, the difference between the offering and issue price was recognized as an underwriting fee. The net proceeds from stock offering of ¥96,924 million, were allocated ¥37,166 million to Common stock and remaining amount of ¥59,758 million to additional paid-in capital after the stock offering costs of ¥597 million, net of tax were deducted in accordance with the Japanese Commercial Code.
In addition, the company issued 2,700,000 shares of Common stock upon the exercise of an over-allotment option. The net proceeds of ¥8,977 million were allocated ¥3,443 million to Common stock and remaining amount of ¥5,534 million to additional paid-in capital.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
11. Shareholders’ Equity (continued)
Classes of stock
Class A voting stock was converted into 17,600,000 shares of the common stock on May 24, 2004. Prior to the conversion, each share was convertible into one share of common stock of Elpida. Dividends on Class A stock were subordinated to dividends on common stock of Elpida.
Class B stock was non-voting and had certain veto rights pursuant to the articles of incorporation, which expired on November 15, 2004 on the initial listing of shares of the Elpida’s common stock on the Tokyo Stock Exchange. Subsequent to March 31, 2005, Class B shareholder converted their shares into common stock.
Class C stock was converted into 8,698,000 shares of Common stock on November 15, 2004. Class C shareholders had no voting privileges. Annual or interim dividends, if any, were pari passu among Common, Class B and Class D shareholders. Class C shareholders had certain liquidation preferences.
Class D stock was converted into 5,436,400 shares of Common stock on November 15, 2004. Class D shareholders had no voting privileges. Annual or interim dividends, if any, were pari passu among Common, Class B and Class C shareholders. Class D shareholders had certain liquidation preferences.
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

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
11. Shareholders’ Equity (continued)
Other comprehensive income (loss)
The Company does not recognize a tax effect on foreign currency translation adjustments because the investment in subsidiaries is essentially permanent in duration.
Change in accumulated other comprehensive income (loss) for the years ended March 31, 2004 and 2005 were as follows:

	Year ended March 31
	2004	2005
	(Millions of yen)
Foreign currency translation adjustments:
Balance at beginning of year	¥(143)	¥(355)
Change in the current period	(212)	29

Balance at end of year	¥(355)	¥(326)

Unrealized gain on investment securities:
Balance at beginning of year	¥–	¥–
Change in the current period	–	2

Balance at end of year	¥–	¥2

Unrealized losses on derivative financial instruments:
Balance at beginning of year	¥–	¥(353)
Change in the current period	(353)	(574)

Balance at end of year	¥(353)	¥(927)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	¥(143)	¥(708)
Change in the current period	(565)	(543)

Balance at end of year	¥(708)	¥(1,251)

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
12. Stock-Based Compensation Plan
On March 23, 2004, the Company established a stock option plan (the “Plan”) approved by the shareholders under which options were granted to directors, corporate officers, certain upper-level employees and corporate auditors of Elpida and a certain subsidiary to purchase shares of common stock of Elpida at the approximate market value at the date of grant. The options were vested at the date of grant, and are exercisable from November 2005 through March 2011.
The stock option activity for the year ended March 31, 2004 and 2005 were as follows:

	2004		2005
		Weighted-		Weighted-
	Number of	average	Number of	average
	shares	exercise price	shares	exercise price
		(Yen)		(Yen)
Outstanding at beginning of year	–	¥–	3,230,000	¥2,500
Granted	3,230,000	2,500	–	–

Outstanding at end of year	3,230,000	¥2,500	3,230,000	¥2,500

Exercisable at end of year	–	–	–	–
The weighted-average remaining contractual life for options outstanding at March 31, 2005 is six years.
The weighted-average fair value per share at the date of grant during the year ended March 31, 2004 was ¥ 2,259. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Risk-free interest rate	0.50%
Expected life	4.79 years
Expected volatility	72.2%
Expected dividend	–%

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
13. Shipping and Handling Costs
Shipping and handling costs are included in selling, general and administrative expenses. Shipping and handling costs for the years ended March 31, 2003, 2004 and 2005 was ¥743 million, ¥776 million and ¥1,208 million, respectively.
14. Income (Loss) Per Share
A reconciliation of numerators and denominators of the basic and diluted per share computations for net income (loss) is as follows:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net income (loss)	¥(22,454)	¥(25,778)	¥5,511
Effect of dilutive securities	–	–	–

Diluted net income (loss)	¥(22,454)	¥(25,778)	¥5,511

	Year ended March 31
	2003	2004	2005
	(Number of shares)
Weighted-average number of shares of common stock outstanding for the year	1,189,699	51,234,860	76,324,947
Effect of dilutive securities:
Stock option	–	–	1,260,122

Weighted-average number of shares of diluted common stock outstanding for the year	1,189,699	51,234,860	77,585,069

	Year ended March 31
	2003	2004	2005
	(Yen)
Per share:
Net income (loss):
Basic	¥(943.69)	¥(503.13)	¥72.21
Diluted	–	–	71.03
On March 19, 2004, the Company completed a twenty-for one stock split. The above per share amounts for the year ended March 31, 2003 and 2004 have been adjusted to reflect the stock split.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
15. Financial Instruments
Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, accrued income taxes, and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amount and estimated fair value of other financial instruments at March 31, 2004 and 2005 were as follows:

	March 31
	2004		2005
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Long-term debt, including current portion	¥52,400	¥52,220	¥157,093	¥157,671
Derivatives:
Forward exchange contracts	5,054	5,054	17,609	17,609
Interest rate swap agreements	(353)	(353)	(927)	(927)
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

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
15. Financial Instruments (continued)
Cash Flow Hedging Strategy
The Company has entered into interest rate swap agreements to manage the exposure to interest rate risk associated with its underlying debt. Certain interest rate swap agreements are designated as a cash flow hedge depending on the interest rate characteristics of the underlying debt.
The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 7 years. Approximately 38.2% of the Company’s outstanding long-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2005.
At March 31, 2005, the Company expects to reclassify ¥508 million of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months due to the payment of variable interest associated with the floating rate debt.
For the year ended March 31, 2005, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur.
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

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
16. Leasing Arrangements
The Company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment from affiliates for a period up to 8 years. Rental expense under operating leases for the years ended March 31, 2003, 2004 and 2005 was ¥2,744 million, ¥14,261 million and ¥21,146 million, respectively. The rental expense under operating leases for the year ended March 31, 2003 included the rental expense of ¥162 million with NEC’s affiliates and ¥29 million with HITACHI’s affiliate. The rental expense under operating leases for the year ended March 31, 2004 included the rental expense of ¥9,900 million with NEC’s affiliates and ¥29 million with HITACHI’s affiliate. The rental expense under operating leases for the year ended March 31, 2005 included the rental expense of ¥8,045 million with NEC’s affiliates and of ¥251 million with HITACHI’s affiliate.
At March 31, 2005, the Company had operating leases with minimum rental commitments in succeeding years as follows:

Year ending March 31	(Millions of yen)
2006	¥12,689
2007	8,089
2008	2,088
2009	51
2010	4
Certain facilities and equipment are leased under long-term agreements and accounted for as capital lease. Certain leases contain renewal options for varying periods, and certain leases include options to purchase the leased property at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. The gross amount of leased assets under capital leases included in machinery and equipment at March 31, 2004 and 2005 was ¥72,040 million and ¥113,139 million, respectively. The related accumulated depreciation at March 31, 2004 and 2005 was ¥9,165 million and ¥30,345 million, respectively. At March 31, 2004 and 2005, approximately 16 % and 35% of the capital lease transactions were with HITACHI’s affiliate, respectively.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
16. Leasing Arrangements (continued)
The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2005.

Year ending March 31	(Millions of yen)
2006	¥31,892
2007	25,948
2008	12,418
2009	8,064
2010	1,630

Total minimum lease payments	79,952
Less – amount representing interest	3,479

Present value of net minimum lease payments	76,473
Less – current obligation	30,143

Long-term lease obligation	¥46,330

17. Commitment and Contingent Liabilities
Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment approximated ¥35,000 million.
The Company entered into a long-term purchase agreement for natural gas with Hiroshima Gas Co., Ltd. Based on the agreement, the Company is committed to purchase minimum volumes each year. The Company’s total commitment based on current prices is approximately ¥54 billion for the period from April 1, 2005 through March 31, 2015. Prices are reset annually.
Elpida (U.S.A.) is under investigation by the Antitrust Division of the United States Department of Justice (the DOJ) into possible antitrust violations in the DRAM industry and a number of purported class action lawsuits alleging antitrust violations. Elpida has also received a request for information from European Commission relating to its investigation into the compatibility of certain practices in the European DRAM market with the EC competition rules, to which Elpida has duly responded. Although the DRAM industry investigation has been continuing, the Company provided approximately ¥1.9 billion related to the DOJ investigation.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
18. Segment Information
Business Segment
The Company is engaged in the development, design, manufacture and sale of semiconductor products and focuses on DRAM products.
Geographical Segment Information
Sales, which are attributed to geographic areas based on the country location of Elpida Memory, Inc. or subsidiary that transacted the sale with the external customer for the years ended March 31, 2003, 2004 and 2005 and long-lived assets at March 31, 2004 and 2005 were as follows:

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
Net sales:
Japan	¥33,924	¥66,726	¥85,312
All foreign countries	33,455	36,305	121,716

Total	¥67,379	¥103,031	¥207,028

	March 31
	2004	2005
	(Millions of yen)
Long-lived assets:
Japan	¥131,617	¥223,161
All foreign countries	212	564

Total	¥131,829	¥223,725

Major customers
For the year ended March 31, 2003, the two largest customers made up 14% and 11% of total sales. For the year ended March 31, 2004, the two largest customers made up 11% and 10% of total sales, respectively. For the year ended March 31, 2005, the two largest customers each made up 12% of total sales.

Elpida Memory, Inc.
Notes to Consolidated Financial Statements (continued)
19. Related Party Transactions
The following table summarizes related party transactions for the years ended March 31, 2003, 2004 and 2005.

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
NEC and its affiliates:
Sales	¥1,524	¥11,738	¥20,753
Purchase of products and semifinished components	36,027	41,995	53,057
Manufacturing overhead costs	–	19,560	5,850
Selling, general and administrative expenses	14,927	9,271	5,692
Purchase of tangible assets	2,616	4,996	37,294
License fees and other intangibles	–	–	2,610
Purchase of software	1,732	141	530

	Year ended March 31
	2003	2004	2005
	(Millions of yen)
HITACHI and its affiliates:
Sales	¥4,700	¥11,233	¥24,990
Purchase of products and semifinished components	22,409	54,445	53,617
Manufacturing overhead costs	–	214	717
Selling, general and administrative expenses	4,345	7,393	7,296
Interest expense	–	–	158
Purchase of tangible assets	3,968	9,183	3,274
License fees and other intangibles	–	–	503
Purchase of software	–	100	142

EXHIBIT INDEX

Exhibit	Description
1	Articles of Incorporation, as amended to date (English translation). Rules of the Board of Directors, as amended to date (English translation).
8	Subsidiaries of the Company (see “Item 4.C. Information on the Company—Organizational Structure”).
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).