Form 20-F
period 2020-03-31
NEC CORP
filed 2020-06-30
CIK 72127

As filed with the Securities and Exchange Commission on June 30, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                     .

For the transition period from                      to                     .

Commission File No.

NIPPON DENKI KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

NEC Corporation

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan

(Address of principal executive offices) (Zip Code)

+81-3-3454-1111, same address as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	Not applicable.	Not applicable.

Securities Registered Pursuant to Section 12(g) of the Act:

Common stock, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covering by the annual report. As of March 31, 2020, 260,473,263 shares of common stock (including 646,963 shares of common stock held by the registrant as treasury stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No   ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17   ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ii

iii

USE OF CERTAIN TERMS AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, where we refer to “NEC,” the “Company,” “we,” “us,” “our” and similar terms, we generally mean NEC Corporation and its consolidated subsidiaries, but from time to time as the context requires, we mean NEC Corporation as an individual legal entity.

In this annual report, all of our financial information is presented on a consolidated basis, unless otherwise specified. For purposes of this annual report, we have presented our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, unless otherwise specified. Unless otherwise stated or the context otherwise requires, all financial information included in this annual report is expressed in Japanese yen.

In this annual report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.

Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with or submitted to the SEC, including this annual report, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

This annual report contains forward-looking statements regarding our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations and financial condition. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “should,” “seek,” “may” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are currently expected. Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Potential risks and uncertainties include, without limitation, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which we operate;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in our medium-term management plan;

•	fluctuations in our revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in our relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving our growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in our industry and to commercialize new technologies;

•	intense competition in the markets in which we operate;

•	risks relating to our concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services we provide;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting our intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	our customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet our funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to our pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

In this annual report, we discuss these and certain other, but not necessarily all, risks and uncertainties that could cause actual results to differ from our current expectations in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

LIST OF KEY ACRONYMS

The table below spells out certain key acronyms used in this annual report:

3G	3rd generation mobile technology

4G	4th generation mobile technology

5G	5th generation mobile technology

AI	Artificial Intelligence

ICT	Information and Communication Technology

IoT	Internet-of-Things

LAN	Local Area Network

NFV	Network Functions Virtualization

SDN	Software-Defined Networking

WAN	Wide Area Network

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We adopted IFRS as issued by the IASB (“IFRS”) from the fiscal year ended March 31, 2017, using a transition date from generally accepted accounting principles in Japan to IFRS of April 1, 2015.

The tables below set forth our selected consolidated financial information as of and for each of the five fiscal years ended March 31, 2020 prepared in accordance with IFRS. The financial information as of March 31, 2019 and 2020 and for the fiscal years ended March 31, 2018, 2019 and 2020 is derived from our audited annual consolidated financial statements as of the same dates and for the same periods included elsewhere in this annual report.

Our historical operating results are not necessarily indicative of operating results that may be expected in the future. The following selected financial data are qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our audited annual consolidated financial statements and related notes included elsewhere in this annual report.

	Fiscal year ended March 31,
	2016	2017	2018	2019	2020
	(billions of yen, except per share amounts)
Statement of Profit or Loss Data:
Revenue	¥2,824.8	¥2,665.0	¥2,844.4	¥2,913.4	¥3,095.2
Gross profit	840.1	755.6	797.6	829.9	887.6
Operating profit	91.4	41.8	63.9	57.8	127.6
Profit before income taxes	86.6	68.1	86.9	77.3	124.0
Net profit	83.2	35.2	60.2	51.9	112.7

Per Share Data:(1)
Basic earnings per share	¥292.15	¥105.10	¥176.54	¥152.75	¥385.02
Diluted earnings per share(2)	—	105.10	176.54	152.75	385.01
Cash dividends per share	60.00	60.00	60.00	40.00	70.0
Weighted average number of shares of common stock issued (less treasury shares) (in millions)	259.8	259.9	259.8	259.7	259.6

	Fiscal year ended March 31,
	2016	2017	2018	2019	2020
	(billions of yen)
Other Financial Data:
Capital expenditures	¥103.2	¥96.4	¥107.9	¥150.4	¥209.4
Depreciation and amortization	83.8	80.4	96.0	99.7	166.4
Research and development expenses	124.0	109.3	108.1	108.1	109.8
Personnel expenses	868.6	856.0	901.6	890.7	891.1

	As of March 31,
	2016	2017	2018	2019	2020
	(billions of yen)
Statement of Financial Position Data:
Total assets	¥2,528.9	¥2,684.0	¥2,821.4	¥2,963.2	¥3,123.3
Total liabilities	1,691.7	1,667.9	1,767.1	1,903.5	2,008.7
Non-current liabilities	671.0	665.4	704.0	745.3	786.9
Total equity	837.2	1,016.1	1,054.3	1,059.7	1,114.5
Share capital	397.2	397.2	397.2	397.2	397.2

(1)	We effected a ten-for-one share consolidation on October 1, 2017. The per share data assume the effective date of the share consolidation to be April 1, 2015.
(2)	There were no dilutive shares in issue during the fiscal year ended March 31, 2016.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investing in our securities involves various risks. Before investing in our securities, you should carefully consider the risks described below as well as all the other information in this annual report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Our business, results of operations and financial condition could be materially and adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors, and you may lose part or all of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us as described below and elsewhere in this annual report. See “Forward-Looking Statements.”

Risks Related to Our Operating Environment

The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition.

In December 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease, or COVID-19, was reported to have surfaced in Wuhan, China. Since that time, coronavirus has spread to other regions and countries including Japan where our primary office is located. On March 11, 2020, the World Health Organization characterized the coronavirus outbreak as a pandemic.

The coronavirus pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The coronavirus and related government countermeasures may result in ongoing social, economic, financial and labor instability in the countries in which we, our suppliers and our customers operate. The extent to which the coronavirus will ultimately impact our operations and those of our suppliers and customers will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic and related countermeasures, new information that may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. As our corporate customers as well as our Japanese national and local government customers focus on addressing the various difficulties presented by the emergency situation, they may become more constrained in their ability to engage our services and purchase our products at the levels that we anticipated prior to the crisis. If the pandemic results in a decline in IT-related investments by our customers, our business, results of operations and financial condition would be adversely affected. In addition, disruptions in public and private infrastructure, including communications, financial services and supply chains, could materially and adversely disrupt our normal business operations.

To date, we have transitioned a significant subset of our employee population to a remote work environment in an effort to mitigate the spread of the coronavirus, which may exacerbate certain risks to our business, including increased risk of cybersecurity attacks and increased risk of unauthorized dissemination of proprietary or confidential information about us, our customers or other third-parties. Although we have not closed any of our production facilities and have not yet experienced significant disruptions in our supply chain, the ongoing pandemic could result in facility closures by our customers or suppliers, general business shutdowns and financial difficulties. The pandemic could also result in increased prices, delays or difficulty in obtaining such components and raw materials. We cannot presently predict the overall scope or duration of business disruptions as a result of the coronavirus, but our ability to conduct our business as previously planned could be materially and negatively impacted.

With respect to our remote work arrangements to address the spread of coronavirus, we had previously introduced a policy of allowing employees to work from home in 2018 and have been able to take advantage of such existing infrastructure and remote working initiatives to implement the pandemic-related transition. In order to further adapt to these remote working arrangements in response to the coronavirus, we have converted to various electronic means of internal authorizations and execution of agreements and work orders. Although we expect that our financial reporting systems, internal controls over financial reporting and disclosure controls and policies will continue to function effectively, even in the event that remote work arrangements continue for an extended period of time, there is no guarantee that these systems and controls will function with the same level of efficiency as before the pandemic, and these adaptations and modified processes do introduce additional risks of mistakes or failures.

Capital markets have been affected by the pandemic, and general credit spreads for corporate debt issuances, including ours, have begun to widen. If a prolonged pandemic were to result in a significant deterioration in the global economy such that the ordinary functioning of financial institutions is suspended, our ability to issue additional bonds or receive bank loans at satisfactory rates or at all could be adversely affected.

Depending on the overall duration and severity of the impact of the coronavirus pandemic, we may be required to recognize material impairments of our non-financial assets, including, but not limited to, goodwill, intangible assets and right-of-use assets. Additionally, declines in the value of our equity holdings in various major companies could negatively impact our financial condition. As of March 31, 2020, equity instruments designated as financial assets measured at fair value through other comprehensive income were valued at ¥167.2 billion, but we expect that the general negative impact of the coronavirus pandemic on equity markets may result in a decrease in the value of these holdings.

In light of the developments set forth above and other reasons that may emerge due to the coronavirus pandemic and any associated protective or preventative measures, it is difficult to estimate with certainty the overall future impact to our business, results of operations and financial condition. While the coronavirus pandemic did not have a material adverse impact on our consolidated financial statements as of and for the fiscal year ended March 31, 2020, future events and circumstances may result in the coronavirus pandemic having a more negative impact on our operations. To date, coronavirus-related developments have adversely affected the global economy and may have a material adverse effect on our business, results of operations and financial condition. See “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus Pandemic,” “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus” and “Item 5.D. Operating and Financial Review and Prospects—Introduction—Trend Information.”

Adverse economic conditions in Japan, our primary market, or internationally may harm our business, results of operations and financial condition.

Our business is significantly dependent on the Japanese economy. Our sales to customers in Japan accounted for 75.7% of our consolidated revenue for the fiscal year ended March 31, 2020. Any future deterioration in the Japanese economy or the financial condition or performance of our customer base in Japan may materially and adversely affect our business, results of operations and financial condition. Additionally, the ongoing aging and decline of the population in Japan may adversely affect the Japanese economy. Our business may also be negatively affected by changes in economic conditions in other markets, particularly Asia, the United States and Europe, as well as by trends in the global economy. Geopolitical issues, such as recent military confrontations in the Middle East, and trade conflicts, including uncertainty regarding trade tensions between the United States and China and resulting trade restrictions such as tariffs, have recently contributed to increasing uncertainties in global markets, and increases in protectionist trade policies more generally may also contribute to slower global macroeconomic growth. Epidemics such as virus outbreaks, including the recent coronavirus pandemic, or seasonal influenza may also negatively affect economic conditions in the global economy. Shifts in the policy or budgetary focus of national or local governments in Japan or internationally for economic or other reasons may also adversely affect our business.

Uncertainties in the Japanese and global economy make it difficult to forecast future levels of economic activity. Because the components of our planning and forecasting depend upon estimates of economic activity in the markets that we serve, increasing economic uncertainties make it more difficult than usual to estimate our future revenue and required expenditures. If unexpected changes in economic conditions occur in the future, we may not be able to respond appropriately to the changing market conditions.

Our operating and financing activities expose us to foreign currency exchange and interest rate risks, which may adversely affect our revenues and profitability.

We are exposed to risks of foreign currency exchange rate fluctuations, particularly for the Japanese yen against the U.S. dollar and euro. Our consolidated financial statements, which are presented in Japanese yen, are affected by fluctuations in foreign exchange rates. Changes in exchange rates affect the yen value of our equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They also affect the costs and sales proceeds of products or services that are denominated in foreign currencies. Despite measures undertaken by us to reduce or mitigate foreign currency exchange risks, foreign exchange rate fluctuations may hurt our business, results of operations and financial condition. Depending on the movements of particular foreign exchange rates, we may be adversely affected at a time when the same currency movements are benefiting some of our competitors.

We are also exposed to risks of interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, in particular, long-term borrowings. As of March 31, 2020, we had ¥65.7 billion of long-term borrowings subject to floating interest rates. Despite measures undertaken by us to mitigate our exposure against interest rate fluctuations, such fluctuations, whether due to ordinary course market movements or actions by central banks, may increase our operational costs, reduce the value of our financial assets or increase the value of our liabilities. For a discussion of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Changes in the markets in which we operate may harm our business, results of operations and financial condition.

We are exposed to the risk that broader changes and trends in the ICT industry, both in Japan and overseas, may affect demand for the products and services that we provide. Demand for our products and services can be negatively affected by sluggish economic activity, a general lack of demand for the products and services that we provide during a given season or economic period, potential obsolescence due to market developments and technological trends, an increase in the level of inventories for the types of products we produce in the broader market as well as a decline in our cost competitiveness. Because the markets in which we operate are constantly evolving, a recovery in prices or demand in a certain segment of the market or over a specific period of time does not necessarily mean that prices or demand will not fall or otherwise adversely affect our operations again in the future. These types of market changes are unpredictable and may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Management Strategy

We may not be able to achieve the goals set forth in our medium-term management plan.

In January 2018, we launched our current medium-term business plan for the three fiscal years ending March 31, 2021, with the goal of improving our profitability and growing our business. However, we may be unable to achieve this goal within our anticipated timeline or at all due to various factors, including those discussed in more details elsewhere herein, particularly:

•	intense competition not only with our current competitors but also with new entrants into our markets;

•	changes in the market or regulatory environment;

•	fluctuations in exchange rates, which may result in exchange rates that differ from the rates used in our projections;

•	increases in component prices, research and development expenses, and personnel expenses as well as incurrence of significant unexpected costs and expenses;

•	unexpected trends in the ICT industry or customer preferences or purchase patterns;

•	failure to achieve synergy and other benefits expected from our inorganic growth strategy, particularly with respect to the integration of acquisitions as part of our “Safer Cities” initiative;

•	inability to achieve anticipated cost reductions;

•

inability to deliver products and services that meet the required specifications and quality standards in a timely manner or inability to effectively control project costs and expenses, which could result in the incurrence of additional costs and compensation to customers for losses caused by such inability; and

•	negative impacts on our business, financial condition and results of operations caused by the coronavirus pandemic.

For a more detailed discussion on our current medium-term management plan, see “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan.”

Our revenues and profitability can fluctuate from period to period, and are often difficult to predict for particular periods due to factors beyond our control.

Our results of operations for any quarter or year are not necessarily indicative of results to be expected in future periods. Our results of operations have historically been, and will continue to be, subject to quarterly and yearly fluctuations as a result of a number of factors, including:

•	introduction and market acceptance of new technologies, products and services;

•	delay or failure in development or commercialization of technologies or infrastructures to support them;

•	generational technology upgrades, expiration of support services contracts for widely used software products, and technology investment cycles;

•	variations in product and service costs and mix of products and services sold;

•

seasonality of purchasing cycles of our customers, particularly some Japanese national and local governments and Japanese business enterprises that tend to increase their purchases and accept deliveries of products and services during the fourth quarter of their fiscal year, which typically ends on March 31;

•	size and timing of customer orders, which in turn will often depend upon the success of our customers’ businesses or specific products or services; and

•	impact of acquired businesses and technologies.

There are other trends and factors beyond our control that may affect our operations and make it difficult to predict results of operations for a particular period. These include:

•	adverse changes in the conditions in the markets of the products and services that we offer;

•	changes in conditions in the broader markets for ICT infrastructure and in the Japanese and global economies generally;

•	governmental decisions regarding the development and deployment of ICT infrastructure, including the size and timing of governmental expenditures in these areas;

•	size and timing of capital expenditures and ICT spending by our customers;

•	inventory management practices of our customers;

•	changes in governmental regulation or policy affecting the ICT industry;

•	adverse changes in capital and financial markets, and the ability of our customers and suppliers to obtain financing or to fund capital expenditures; and

•	adverse changes in the credit quality of our customers and suppliers.

These trends and factors could have a material adverse effect on our business, results of operations and financial condition.

We may have difficulty achieving the benefits expected from recently completed and future acquisitions and other business combinations and reorganizations.

As part of our business structure improvement strategy, we recently completed, and will continue to seek appropriate opportunities for, acquisitions and other business combinations. For example, as part of our growth strategy to expand our “Safer Cities” initiative, we acquired Northgate Public Services Limited in the United Kingdom in January 2018 (with the remaining shares acquired in March 2018) and KMD Holding ApS in Denmark in February 2019. However, we may be unable to find appropriate target companies with strengths that match the objectives of our inorganic growth strategy, whether due to a lack of such target companies, insufficient interest on the part of such target companies to be acquired or our inability to accurately discern which potential target companies would be appropriate. Even if we are able to find such appropriate target companies, the success of these acquisitions and other transactions are subject to various risks, such as the following:

•

we may be unable to realize the growth opportunities, cost efficiencies, investment effect and other expected benefits of these acquisitions, business combinations and reorganizations in the expected time period or at all;

•	future transactions may not be completed as scheduled, or at all, due to legal or regulatory requirements or contractual and other conditions to which such transactions are subject;

•

unanticipated problems could also arise in the integration process, including unanticipated restructuring or integration expenses and liabilities, as well as delays or other difficulties in coordinating, consolidating and integrating personnel, information and management systems, and customer products and services, particularly in markets outside Japan;

•

the combined or reorganized entities may not be able to retain existing customers and strategic partners to the extent that they wish to diversify their suppliers for cost and risk management and other purposes;

•	the combined or reorganized entities may require additional financial support from us;

•	the diversion of management and key employees’ attention may detract from our ability to increase revenues and minimize costs with respect to our existing core business segments;

•	goodwill and other intangible assets arising from the acquisitions, business combinations and reorganizations are subject to potential impairment charges;

•	our investments in the combined or reorganized entities are subject to possible valuation and other losses; and

•	the transactions may result in other unanticipated adverse consequences.

Any of the foregoing and other risks may adversely affect our business, results of operations, financial condition and stock price.

We rely on our strategic partners and co-participants in various projects, and our business could suffer if our relationships with them change adversely or if we encounter problems relating to their products or services.

We have entered into a number of long-term strategic alliances with leading industry participants, both to develop new technologies and products and to manufacture existing and new products. For example, in October 2018 we announced a mobile 5G development partnership with Samsung Electronics Co., Ltd. If our strategic partners encounter financial or other business difficulties, if their strategic objectives change or if they no longer perceive us to be an attractive alliance partner, they may no longer be able or desire to participate in our alliances. Our business could be hurt if we are unable to maintain our alliances. In addition, as a result of such strategic alliances, we may become dependent on our alliance partners for product lines using co-developed technologies, leaving us with less flexibility in expanding or diversifying our product offerings. Our competitors may form similar strategic alliances to strengthen their competitive positions in the same product lines.

We participate in various projects where we and various other companies provide services and products that are integrated into systems to meet customer requirements. If a partner company is unable to continue its role due to bankruptcy or other reasons or if any of the services or products that a partner company provides have any defects or other characteristics that cause the integrated systems to malfunction or otherwise fail, we may be unable to meet customer requirements, and our reputation and business could be significantly harmed.

We may not succeed in executing our growth strategies outside Japan.

Our strategies include various measures to expand our business in markets outside Japan such as the planned expansion of our “Safer Cities” initiative. As we expand our business geographically, we will be exposed to risks that are unique to particular jurisdictions or markets with which we may be less familiar. Our efforts to penetrate new markets or offer new products and services may not succeed if product or market opportunities develop more slowly than expected, if our new products and services are not well accepted among customers, if the profitability of opportunities is undermined by competitive pressures or regulatory limitations, or if our planned acquisitions, investments or capital alliances are not approved by regulators. We may also lack sufficient knowledge or understanding of local business practices or legal and regulatory requirements. Depending on the market, we may encounter difficulties in finding suitable business, joint venture and alliance partners. In various overseas markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers as well as protective regulations. In addition, pursuing international growth opportunities may require us to make significant investments long before we realize any returns on the investments. Increased investments may result in expenses growing at a faster rate than revenues. Our overseas projects and investments could also be adversely affected by:

•	foreign currency exchange controls;

•	restrictions on foreign investment or the repatriation of income or invested capital;

•	nationalization of local industries;

•	changes in export or import restrictions;

•	regulations in foreign markets, including with respect to licenses and permits that may be required from local authorities;

•	changes in the tax system or rate of taxation in the countries where we do business; and

•	economic, social and political risks.

In addition, problems in foreign financial markets and economies could adversely affect demand from customers in the affected markets. Because of these factors, we may not succeed in expanding our business in international markets, and our business growth prospects, results of operations and financial condition could be materially and adversely affected.

Risks Related to Our Business Operations

If we fail to keep pace with rapid technological advancements in our industry, or if we pursue technologies that do not become commercially accepted, customers may not buy our products and services, and our revenue and profitability may decline.

The markets for the products and services that we offer are characterized by rapidly changing technology, evolving technical standards, changes in customer preferences and frequent introduction of new products and services. The development and commercialization of new technologies and the introduction of new products and services will often make existing products and services obsolete or unmarketable. Our competitiveness in the future will depend at least in part on our ability to:

•	keep pace with rapid technological developments and maintain technological leadership, including with respect to the increasingly important fields of AI, IoT, biometrics and cybersecurity technology;

•	enhance our existing products and services;

•	develop and manufacture innovative products and services that meet our customers’ needs in a timely and cost-effective manner;

•	utilize or adjust to new products, services and technologies;

•	attract and retain highly capable technical and engineering personnel;

•	accurately assess the demand for, and market acceptance of, new products and services that we develop;

•	avoid delays in developing or distributing new products;

•	address increasingly sophisticated and diversifying customer requirements; and

•	integrate our products into our customers’ products and systems.

We may not be successful in identifying and marketing product and service enhancements, or offering and supporting new products and services, in response to technological changes as well as changes in customer preferences that require increasingly diverse sources of value. Additionally, future technological changes may not advance in accordance with historical trends or predicted courses or timetables. For example, as the hardware in certain fields in which we operate has approached maturity, we have in recent years observed a general trend towards a focus on software innovation rather than continued hardware innovation. If we fail to adequately monitor and address these technological changes and changes in customer preferences or accurately anticipate the direction of such changes, our business, results of operations and financial condition may be significantly harmed. Furthermore, we may encounter difficulties in incorporating our technologies into our products and services in accordance with our customers’ expectations, which may adversely affect our relationships with our customers, our reputation and our revenues.

We seek to form and enhance alliances and partnerships with other companies to develop and commercialize technologies that will become industry standards for the products and services that we currently sell and plan to sell in the future. We spend significant financial, human and other resources on developing and commercializing such technologies. We may not, however, succeed in developing or commercializing such standard-setting technologies if our competitors’ technologies are accepted as industry standards. In such case, our competitive position, reputation, results of operations and financial condition could be adversely affected.

We are subject to intense competition in many of the markets in which we operate, and this may adversely affect our ability to maintain or grow our sales and profits.

Intense competition creates a challenging environment for us in many of the markets in which we operate. Such competition places significant pressure on our ability to maintain or improve our profitability and is particularly acute during market slowdowns. The entry of additional competitors into the markets in which we operate increases the risk that our products and services will become subject to intense price competition. Some of our competitors, mainly in Asian countries, may have an advantage of having lower operating costs than us and may be able to compete for customers more effectively than we can based on price. There is also the risk that our competitors may engage in strategic pricing, especially in the case of multinational corporations with which we may compete in the future that possess extensive financial resources that far exceed our own in terms of the ability to absorb sustained losses. Additionally, we may face new competition over time from such multinational corporations as technologies evolve and new technological solutions become available in the markets in which we compete. Such multinational corporations may also be able to invest significantly higher amounts of resources in research and development as well as employ far larger numbers of personnel. In recent years, the time between the introduction of a new product developed by us and the production of the same or a comparable product by our competitors has become shorter. This has increased the risk that the products we offer will become subject to intense price competition sooner than in the past.

We have many competitors in Japan and other countries, ranging from large multinational corporations to a number of relatively small, rapidly growing and highly specialized companies. Unlike many of our competitors, however, we operate in many businesses and compete with companies that specialize in one or more of our product or service lines. As a result, even if we have more combined resources than our specialized competitors, we may not be able to fund or invest in specific subsets of our businesses as much as our specialized competitors can, and we may not be able to change or take advantage of market opportunities as quickly or as effectively as they can due to their smaller size and narrower focus.

Our participation in competitive bidding or proposal processes for government and other large projects with demanding price and other requirements can place further downward pressure on our profitability. In order to maintain or improve our profitability while meeting such demanding requirements, we continuously strive to increase our revenue by, among other means, offering and delivering innovative and unique value to customers and to reduce our costs and expenses through optimization of our development and manufacturing operations, business process improvements and other measures. However, these measures may be insufficient to enable us to maintain or improve our operating profit margin on such projects.

We sell products and services to some of our current and potential competitors. For example, we receive orders from, and provide solutions to, competitors that further integrate or otherwise use our solutions for large projects for which such competitors are engaged as the primary solutions provider. If these competitors cease to use us as their secondary solutions provider for such large projects for competitive or other reasons, our business could be harmed.

We conduct a substantial amount of business with a concentrated customer base, and our business could suffer if they encounter business problems or decide to reduce their business with us.

A substantial portion of our business portfolio consists of projects for government entities and certain large network and other infrastructure companies, such as the NTT group. Fluctuations in demand for such projects, particularly large-scale projects, or our potential inability to secure such projects through the applicable bidding processes, may have a significant impact on our revenue. Furthermore, we engage in a significant amount of projects with a large number of government entities, and contracts with government entities can be reduced or terminated for funding, policy or other reasons. Similarly, corporate customers may reduce their level of capital expenditures or current procurement, shift their investment focus or otherwise reduce their business with us for business, financial or other reasons.

We are also subject to the risk that regulatory restrictions may prevent us from participating in the bidding or proposal processes that are required for obtaining contracts with the various government entities that are our customers and potential customers. For example, in February 2017, we received cease and desist orders from the Japanese Fair Trade Commission and were ordered to pay administrative monetary penalties totaling ¥1.4 billion for violating the prohibition on unreasonable restraint of trade under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade due to collusion with other bidders in connection with projects involving equipment for a public utility company and fire and emergency response operations. As a result of these cease and desist orders, we became temporarily ineligible to participate in the bidding process for projects with a significant number of Japanese government agencies and local governments for various periods ranging from one month to 27 months. We complied with all of the requirements under the orders and have implemented various remedial measures to reduce the risk of similar future violations, and all of the restrictions on our ability to bid on public projects had been lifted by May 23, 2019. To the extent that we become unable to participate in projects with our various government entity customers in the future, whether due to fluctuations in demand, changes in government policy or regulatory reasons, our business, results of operations and financial condition could be adversely affected.

We may face difficulties with respect to new businesses.

The process of developing new products and services entails many risks. The development and manufacturing processes can be lengthy and costly and require us to commit significant resources well in advance of sales. For example, in July 2019, we acquired OncoImmunity AS as part of our initiative to establish an AI-driven drug discovery business. Because we have limited experience with drug development, we anticipate that this initiative may not become profitable for an extended period and is still subject to the risk of failure despite continued effort and investment. Additionally, technology and standards may change while we are in the development stage, rendering any new products or services we develop obsolete or uncompetitive before their introduction. Any of our newly developed products or services may also contain undetected errors that may be discovered after their introduction and distribution, resulting in liability for losses caused by such errors and reputational harm, which may adversely affect our business, results of operations and financial condition.

Failures in the products and services that we provide, including potential claims relating to defects or delays, could result in significant direct or indirect costs to us.

Many of our products and services are used in critical situations where the adverse consequences of defects, failure to meet customers’ demands for reliability, safety and performance or delay of project completion may be severe, exposing us to even greater risk. Moreover, any defects in our products and services, including those used in the public services sector, may have a far-reaching impact, negatively affecting a large population of end-users. Product and service defects or delays could subject us to liability for significant damages, including consequential damages, as well as potential penalties, sanctions or costs in connection with product recalls. Although our products and services are generally related to ICT solutions, exposing us to customary risks of technology failure or computer viruses, many of our products and services are used in infrastructure that is directly related to the protection of human life, such as communication systems for fire rescue services. To the extent our products and services are involved in incidents that result in personal injuries or the loss of life, we may be exposed to liability far in excess of the risks faced by a typical company in the ICT industry. The innovative technologies in our products and services may also expose us to liability of a type that is difficult to foresee. Any reputational harm and regulatory sanctions that arise from these problems could harm our ability to sell our products and services. Furthermore, defects, delays, penalties, sanctions, recalls or other difficulties may result in projects that continue to be unprofitable for extended periods. These circumstances could adversely affect our business, results of operations and financial condition.

Our failure to procure components, equipment or other supplies as planned could adversely affect our results of operations.

Our operations depend on procuring components, equipment and other supplies in a timely manner. In some cases, we purchase on a just-in-time basis, which reduces the margin for error of our procurement activities. Because the products that we purchase are often complex or specialized, it may be difficult for us to substitute one supplier for another or one product for another within a reasonable time frame or at all. Some products are available only from a limited number of suppliers or a single supplier, which may decrease our bargaining power and negatively affect our procurement costs. Although we believe that supplies of the components, equipment and other supplies that we use are currently adequate, shortages in critical materials could occur due for example to an interruption in supply, a shift in regulatory trends, an increase in industry demand or geopolitical tensions that may result in tariffs or other trade restrictions. Any shortages may result in increased costs in order to adjust our supply chain to procure necessary replacements and could adversely affect our production capacity and efficiency. In addition, a financial market disruption could pose liquidity or solvency risks for our suppliers, which could reduce our sources of supply or disrupt our supply chains. Furthermore, in the event that we procure components, equipment or other supplies that are defective, the reliability and reputation of our products and services could be adversely affected. Our business, results of operations and financial condition would be adversely affected if we are unable to obtain adequate delivery of these supplies in a timely manner and at an acceptable price.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

We depend on our proprietary technology and our ability to obtain patents and other intellectual property rights covering our products, services, business models, and design and manufacturing processes. As of March 31, 2020, we held approximately 47,000 patents issued in Japan and other jurisdictions and have a significant number of Japanese and foreign patent applications pending. The process of seeking and maintaining patent protection can be long and expensive. Our patents could be challenged, invalidated or circumvented. The fact that we hold many patents or other intellectual property rights does not ensure that the rights granted under them will provide competitive advantages to us. For example, the protection afforded by our intellectual property rights may be undercut by rapid changes in technologies in the industries in which we operate. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. Further, pirated products of inferior quality infringing our intellectual property rights may damage our reputation and adversely affect sales of our products. Litigation, which could consume significant financial and management resources, may be necessary to enforce our patents or other intellectual property rights.

If we are unable to obtain certain intellectual property licenses owned by third parties, our business could be adversely affected.

Many of our products are designed to utilize software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe that, based upon experience and standard industry practice, these licenses generally can be obtained on commercially reasonable terms. However, there can be no assurance that we will be able to obtain the licenses that we will need from third parties on commercially reasonable terms or at all. If we are unable to obtain necessary licenses for the operation of our business, we may be required to limit or cease our operations that make use of such license and may be unable to compete effectively. Any of these results would adversely affect our business, results of operations and financial condition.

We are exposed to the risk that our customers, including those with whom we have made deferred payment or other financing arrangements, may encounter financial difficulties.

Many of our customers purchase products and services from us on payment terms that provide for deferred payment. If our customers for whom we have extended payment terms or provided other financing terms or from whom we have substantial accounts receivable encounter financial difficulties or fail to access credit from others and are unable to make payments on time, our business, results of operations and financial condition could be adversely affected.

We sometimes provide vendor financing to our customers or offer customers extended payment terms or other forms of financing to assist their purchase of our products and services. If we are unable to provide or facilitate such payment arrangements or other forms of financing to our customers on terms acceptable to them or at all, due to financial difficulties or otherwise, our results of operations and financial condition could be adversely affected.

If we fail to attract, hire and retain skilled personnel, we may not be able to achieve our business objectives.

As an ICT company, we must compete for talented employees to develop our products, services and solutions, and our competition for these potential employees includes multinational technology companies with considerable resources. As a result, our human resources organization focuses significant efforts on attracting and retaining individuals in key technology positions, and our recruitment and personnel costs may increase in the future. Changing technology and industry preferences may increase the need for hiring differently skilled and diversified talent. For example, recent trends in digitization and automation have resulted in increased demand for talent with differentiated skills in AI, machine learning, data science and statistical analysis, and we foresee fiercer competition for such talent. Moreover, the talent pools with such skills could be different from our traditional sources of recruitment. If we experience a substantial loss of, or an inability to attract, talented personnel, we may be unable to meet our business objectives.

We may not be able to obtain additional financing necessary to meet our funding needs due to a decline in our credit profile, difficult financial market conditions and other factors, and this may have a material adverse effect on our business.

Our primary sources of funds have historically been cash flows from operations, borrowings from banks and other institutional lenders and funding from the capital markets, such as offerings of commercial paper and other debt securities. A decline in our credit profile could result in a downgrade in our ratings or otherwise lead to increases in our interest expenses and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our liquidity, results of operations and financial condition. Because we maintain a relatively high level of leverage, our operations may be particularly affected in the event that we encounter difficulties in accessing public or private debt markets. As of March 31, 2020, the balances of our borrowings and bonds were ¥320.2 billion and ¥199.6 billion, respectively. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funding and Liquidity.”

A failure of one or more of our major lenders, a decision by one or more of them to stop lending to us or instability in the capital markets could have an adverse impact on our access to funding. If we fail to obtain external financing on terms acceptable to us, or at all, or to generate sufficient cash flows from our operations or sales of our assets, when necessary, we will be unable to fulfill our obligations, and our business, results of operations and financial condition may be materially adversely affected. To the extent we finance our operations with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our business strategy.

Risks Related to Regulatory Environment and Legal Proceedings

Failure of internal controls may significantly harm our business, results of operations and financial condition.

We have established internal controls that are designed to provide reasonable assurance of the reliability of our financial reporting in accordance with the applicable Japanese regulatory standards, but our internal controls may not be successful or otherwise sufficient to detect all forms of potential errors or misconduct. While we evaluate and seek to enhance the effectiveness of our internal controls, human error, misconduct or fraudulent act may occur due to inherent limitations of internal controls or deficiencies or weaknesses in our internal controls. Unforeseen changes in the business environment or unusually complex transactions may impose challenges on our efforts to maintain effective internal controls. We may consequently be required to restate our financial information and spend significant resources on remedying deficiencies and weaknesses. We may also become subject to administrative or judicial action. In addition, our reputation may be damaged. These consequences could have a material adverse effect on our business, results of operations and financial condition.

As we operate in multiple markets with diverse business lines, we may encounter difficulty in streamlining our operational processes from the perspective of enhancing efficiency and ensuring effective internal controls, particularly when we acquire and integrate into our group a company that is engaged in a business unfamiliar to us or that operates in a market unfamiliar to us. Such streamlining efforts may require significant management, human and financial resources.

We may become involved in costly and time-consuming legal proceedings, including intellectual property litigation and infringement claims, that may substantially increase our costs and harm our business.

From time to time, we are sued or receive notices regarding patent and other intellectual property claims. Due to the existence of a large number of patents and other intellectual property rights in our industry and the rapid rate at which new patents and other intellectual property rights are created, we may be unable to determine in advance whether a product or service or any of its components may infringe any third-party intellectual property rights. Whether or not such infringement claims have merit, significant resources may be required to defend against them. If an infringement claim against us is successful and we are unable to obtain the license for the infringed technology or substitute it with similar non-infringing technology, our business could be adversely affected.

We may also become subject to judicial or administrative proceedings involving issues under commercial, anti-competition, anti-bribery, product liability, environmental and other laws and regulations. The outcome of such proceedings, including the extent of the potential impact of any unfavorable outcome on our financial results, however, is inherently uncertain and difficult to predict. The extent of financial, management, human and other resources required to deal with such proceedings or to take any action given such outcome is similarly uncertain and could be significant. Such resources may also be difficult for us to secure in a timely manner, and our operations could be disrupted if our resources are extensively deployed to deal with such proceedings and outcome. In addition, if we violate legal or regulatory requirements, we could be required to pay fines or penalties, and government agencies, local governments and intergovernmental organizations could suspend or debar us as a contractor or prevent us from participating in bidding or proposal processes, which could have a material adverse impact on our business, results of operation, financial condition and reputation.

We face regulatory change and uncertainty, as well as potential legal liability, in many jurisdictions in which we operate.

In many of the jurisdictions in which we operate, our business is subject to various risks associated with unexpected legal or regulatory changes, uncertainty in the application of laws and governmental policies, and uncertainty relating to legal liabilities. Substantial changes in the legal or regulatory environment, including the economic, trade, tax, defense, labor, spending, privacy and other policies of the governments of Japan and other jurisdictions in which we operate could require us to change our businesses or otherwise adversely affect our business, results of operations and financial condition. For example, sanctions and import and export controls imposed by governments of various jurisdictions restricting or prohibiting transactions with certain persons or entities in or affiliated with certain countries or involving certain products or conduct expose us to potential administrative, civil and criminal liabilities and penalties, including fines, debarment from government contracts and loss of import and export privileges. Sanctions laws and import and export restrictions are changing rapidly for certain geographies. Our existing compliance program may not be effective at preventing violations of sanctions laws and import and export restrictions, and violations of such laws and restrictions could have an adverse effect on our reputation, business, results of operations and financial condition. In addition, we may be unable to gain or retain our customers or investors, government or non-government entities, including institutional investors, with policies to refrain from transacting with, or investing in, companies doing business with persons or entities in or affiliated with sanctioned countries. Moreover, if any products that we sold to customers are resold or reused in contravention with sanctions laws or import and export restrictions, our reputation may be damaged. For additional information, see “Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are subject to various environmental laws and regulations, and there may be costs associated with compliance or remediation.

Our operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal, chemical substances in products, product recycling, soil and ground water contamination, and global warming. We face risks of environmental liability arising from our current, historical and future manufacturing activities. Our failure to comply with current and future environmental laws and regulations, or the identification of contamination for which we are liable, could subject us to substantial costs, including fines, clean-up costs, third-party property damage or personal injury claims, and make significant investments to upgrade our facilities or curtail our operations. Identification of presently unidentified environmental conditions, more vigorous enforcement by a governmental authority, enactment of more stringent legal requirements or other unanticipated events could give rise to adverse publicity, restrict our operations, affect the design or marketability of our products or otherwise cause us to incur material environmental costs, adversely affecting our results of operations and financial condition. We endeavor to comply with laws and government policies through various measures, including our environmental management standards and long-term climate change policy guidelines as well as inspections and environmental auditing in accordance with our internal environmental policies, but these measures may not be effective at avoiding potential liabilities arising from our current, historical and future manufacturing activities. However, costs associated with additional or stricter environmental compliance or remediation obligations could adversely affect our business, results of operations and financial condition.

Information security and data protection concerns and restrictions could harm our business.

We collect, store, use, transfer or otherwise process a voluminous amount of personal information and confidential information in the regular course of our business. For example, we are required to handle personal information in compliance with the Personal Information Protection Act of Japan and similar laws in other jurisdictions in which we operate, including the European Union’s General Data Protection Regulation which became effective in May 2018. If personal or confidential information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action, and our reputation and brand value may be damaged. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

In the current business environment, we face increasing and evolving risks regarding cybersecurity and privacy, including hacking, employee malfeasance, human or technological error, and fraudulent inducement of disclosure of information, which expose us to potentially significant financial loss, liability and damage to our brand and reputation. Such risks include attempted breaches not only of our own products, services and systems, but also those of our customers, contractors, suppliers, business partners and other third parties. Our products, services and systems, including cloud-based systems as well as systems and technologies that we maintain on behalf of our customers, may be used in their critical operations, or involve the storage, processing and transmission of personal, confidential and other sensitive data. These products, services and systems are also used by customers in highly regulated industries, such as financial and healthcare services, as well as government agencies. Cybersecurity breaches, if successful, could result in, for example, unauthorized access to or loss or destruction of personal, confidential and other sensitive data as well as systems, delays in and disruptions to business activities and denials of services, and disruptions to critical infrastructure, including utility, information technology and communications. In addition, the increasingly sophisticated and pervasive nature of certain cybersecurity threats and vulnerabilities, as well as the increasing scale and complexity of the business and infrastructure that can be targeted, make it possible that certain threats and vulnerabilities will not be detected or mitigated in a timely manner. For example, in July 2018, we discovered that certain files relating to a major customer had been accessed by third parties without authorization, although we do not believe that any confidential information was accessed in the intrusion. Cybersecurity risk to us and our customers also depends on factors such as the actions, practices and investments of customers, contractors, suppliers, business partners and other third parties. As our business and the cybersecurity landscape evolve, we may find it necessary to make significant further investments to protect data and infrastructure.

There are numerous laws and regulations in various jurisdictions regarding privacy, data protection, information security, and the storing, sharing, use, processing, transfer, disclosure and protection of personal data. In light of the increasing pace of new technology development, including with respect to biometric data, AI and related human rights issues that are particularly relevant to our “Safer Cities” initiative, the scope of these data protection and privacy-related laws and regulations are expanding, subject to differing interpretations, and may be inconsistent among jurisdictions, or conflict with other rules. These laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. We are also subject to the terms of our privacy policies and contractual obligations to third parties related to privacy, data protection and information security. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or applicable laws or regulations relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our customers to lose trust in us, which could cause them to cease or reduce use of our products and services and otherwise have an adverse effect on our reputation and business. Any similar failure or perceived failure by users of our products or services may also have an adverse effect on our reputation and business. In addition, legal, regulatory, contractual and other obligations as well as public concerns relating to privacy, data protection or information security could restrict our ability to store and process data as part of our solutions or otherwise impact our ability to provide our solutions in certain jurisdictions, and may result in the loss of business opportunities from customers operating in, or seeking to expand into, those jurisdictions.

Changes in effective tax rates or deferred tax assets, or adverse outcomes resulting from an examination of our income tax returns, may harm our results of operations.

Our effective tax rate is subject to volatility and could be adversely affected by, among other factors:

•	earnings declining in countries that have lower tax rates and increasing in countries that have higher tax rates;

•	changes in the valuation of our deferred tax assets and liabilities;

•	transfer pricing adjustments;

•	tax effects of nondeductible compensation; or

•	changes in tax laws, regulations, accounting standards or interpretation thereof in the various jurisdictions in which we operate.

Any significant increase in our future effective tax rates could reduce our net profit for future periods. We currently carry deferred tax assets resulting from tax loss carryforwards and deductible temporary differences, both of which may reduce our taxable income in the future. Deferred tax assets may only be realized against taxable income. The amount of our deferred tax assets considered realizable could be reduced from time to time if estimates of future taxable income from our operations and tax planning strategies during the carryforward period are lower than previously estimated due to deterioration in market conditions or other circumstances. The amount of our deferred tax assets could also be reduced as a result of changes in applicable tax laws and regulations, including decreases in statutory tax rates, as well as applicable accounting standards. Any such reduction in our deferred tax assets will adversely affect our income for the period of such adjustment.

In addition, we are subject to continuous audits and examination of our income tax returns by tax authorities of various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these audits and examinations to determine the adequacy of our provisions for income taxes. There can be no assurance that the outcomes of these audits and examinations will not have an adverse effect on our business, results of operations and financial condition.

Our business could be harmed if we fail to meet corporate governance and social responsibility requirements.

We are subject to corporate governance and social responsibility requirements, including those relating to fair dealing and competition, human rights, workplace safety and sanitation, sustainability and other issues. These requirements and legal frameworks continue to evolve, and in some of the jurisdictions in which we operate, we are under increasing scrutiny concerning such issues by not only regulatory authorities but also other stakeholders such as investors, non-government organizations and transaction counterparties. Despite our efforts to meet applicable regulatory requirements and stakeholder expectations regarding corporate governance and social responsibility issues through implementation and improvements of our internal policies, procedures and initiatives, and other measures, we may not be able to fully meet such requirements and expectations. Our inability to do so could expose us to regulatory, financial and reputational risks.

Risks Related to Other Aspects of Our Business

Natural disasters, public health issues, armed hostilities, terrorism and other causes over which we have little or no control could harm our business.

Natural disasters, fires, storms, floods, droughts and other severe weather conditions caused by climate change, public health issues, armed hostilities, terrorism and other events, whether in Japan or any other country in which we operate, could cause damage or disruption to us, our customers or suppliers, or could lead to economic stagnation, fluctuations in foreign currency exchange rates and interest rates, political or economic instability, or deterioration in public safety and other conditions, any of which could harm our business. In Japan, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes and typhoons. A large-scale earthquake may lead to, among other things, tsunamis, soil liquefaction and fires, as well as electricity power supply shortages, and may result in significant damage to, or losses of, tangible or human assets, market disruptions or a longer-term economic slowdown. With increasing intensity and frequency in recent years, typhoons may also result in, among other things, floods, landslides and gusts causing similar damage, losses and other consequences. For example, the Great East Japan Earthquake of 2011 caused the temporary suspension of manufacturing activity at our facility in the Tohoku region, and in October 2019 a typhoon caused some flooding-related damage at a portion of our Tamagawa plant.

Our disaster mitigation measures, emergency and business continuity plans, training and education programs may not address all eventualities resulting from natural disasters, including disruption or destruction of power, gas, water, communications, transportation and other infrastructures, property and human casualties, reduction or suspension of manufacturing capacities, logistics and supply chain interruptions, deterioration in product and service quality, and safety, health and environmental issues. In addition, in the event of a viral epidemic, including a further escalation of the recent outbreak of the novel coronavirus COVID-19, we may encounter difficulty maintaining an adequate level of human resources or workplace safety, declines in demand for our products and services from customers in the affected areas and disruptions to the operations of our suppliers. These events could have a material adverse effect on our business.

Declines in our pension assets and changes in discount rates and other actuarial assumptions we use to determine our defined benefit obligation may adversely affect our financial condition and results of operations.

We may face adverse effects on our financial conditions and results of operations relating to our employees’ retirement benefit plans from changes in the market value of equity securities and other pension assets and a decline in returns on our pension assets. Furthermore, in accordance with applicable accounting rules, we make certain assumptions in determining the present value of our defined benefit obligation. Changes in the discount rates and other actuarial assumptions we use in determining the present value of our defined benefit obligation may have an adverse effect on our financial condition and results of operations. For example, any future reduction in discount rates or recognition of past service cost as a result of plan amendments may have the effect of increasing our defined benefit obligation and defined benefit cost.

We may be required to recognize impairment losses with regard to goodwill.

As a result of our acquisitions of Northgate Public Services Limited in the United Kingdom (in January 2018, with the remaining shares acquired in March 2018) and KMD Holding ApS in Denmark (in February 2019), we have recorded significant goodwill. As of March 31, 2019 and 2020, we had goodwill of ¥188.2 billion and ¥182.3 billion, respectively. We may also record additional goodwill as a result of further acquisitions in the future. Our consolidated financial statements are prepared in accordance with IFRS, which requires testing cash generating units, or CGUs, to which goodwill has been allocated for impairment at least once annually, regardless of any indication of impairment. In addition, whenever events or changes in circumstances indicate that a CGU to which goodwill has been allocated may be impaired, we perform an additional impairment test to determine whether the carrying amount of such CGU exceeds the recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value in use. In determining the value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate (or rates) that reflects current market assessments of the time value of money and the risks specific to the asset. If the carrying amount of a CGU with goodwill on our statement of financial position exceeds its recoverable amount, we would be required to recognize an impairment loss. Any impairment loss shall first reduce the carrying amount of goodwill allocated to the CGU. Any impairment losses for tested goodwill will adversely affect our results of operations and financial condition.

Risks Related to Owning Our Shares

Rights of shareholders under Japanese law may be different from rights of shareholders of companies organized in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of certain corporate procedures, directors’ and corporate officers’ fiduciary duties and liabilities, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in another jurisdiction. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. In addition, shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other jurisdictions. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation (kabushiki kaisha) may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce judgments of non-Japanese courts against us which are based on non-Japanese securities laws, including U.S. federal and state securities laws.

Investors holding less than a full “unit” of shares of our common stock will have limited rights as shareholders.

Pursuant to the Companies Act and certain related legislation, our articles of incorporation provide that 100 shares of our common stock each constitute one unit of shares. Under the Companies Act, holders of shares of our common stock constituting less than a full unit do not enjoy the right to vote. In addition, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Tokyo Stock Exchange on which our common stock is listed. Under the unit share system, any holder of shares constituting less than a full unit has the right to request that we purchase such shares constituting less than a full unit. In addition, any holder of shares constituting less than a full unit has the right to request that, pursuant to our articles of incorporation and share handling regulations, we sell such number of shares that, when combined with the number of shares already held by such holder, constitute a whole unit of shares.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

Stock prices on the Tokyo Stock Exchange are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock, including our common stock, based on the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell shares of our common stock at a price above or below the relevant daily limit on the Tokyo Stock Exchange may not be able to sell at such price on a particular trading day, or at all.

Our shareholders of record on a record date may not receive the dividend they anticipate.

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. While we may announce forecasts of year-end and interim dividends prior to the record date, these forecasts are not legally binding. We are not able to ultimately determine any dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, until after such record date. For that reason, our shareholders of record on a record date may not receive the dividends they anticipate.

You will be investing in securities that are not listed on any national securities exchange in the United States.

While our common stock is listed on the Tokyo Stock Exchange, we do not intend to seek any listing for our common stock on a national securities exchange in the United States. As a result, there may be little or no liquidity for shares of our common stock in the United States, and investors may be limited to trading through the Tokyo Stock Exchange or through some alternative trading markets.

In addition, because we do not intend to seek a listing on a national securities exchange in the United States, we are not subject to some of the corporate governance requirements typically applicable to public companies in the United States, particularly those imposed on listed companies by U.S. national securities exchanges, such as rules related to director independence and requirements related to audit and other board committees.

Prior notification under the Foreign Exchange and Foreign Trade Act of Japan may be required in the case of acquisition by foreign investors of a certain portion of our shares.

Because we are engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended, the “FEFTA”) and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”), such as businesses of manufacturing equipment related to national defense, if a foreign investor intends to consummate an acquisition of shares of our common stock that constitutes an “inward direct investment” under the Foreign Exchange Regulations, the foreign investor, in general, must file prior notification of such inward direct investment with the Minister of Finance and any other competent Ministers. “Inward direct investment” includes an acquisition by a foreign investor of shares of our common stock as a result of which acquisition such foreign investor, in combination with any existing holdings, directly or indirectly holds 1% or more of the total number of issued shares or the total number of voting rights. While certain exemptions from the prior notification requirements are provided for under the Foreign Exchange Regulations, certain foreign investors seeking to make such acquisition may not be eligible for such exemptions. If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period expires. In some cases, the Ministers may extend the screening period, and may recommend or order any modification or abandonment of such acquisition. In addition, if certain conditions including those prescribed in light of national security of Japan under the Foreign Exchange Regulations are met, the Ministers may order the disposal of the shares acquired or take other measures. Consequently, any foreign investor seeking to acquire shares of our common stock that constitutes an “inward direct investment” may not consummate such acquisition in an expected time frame, in accordance with an intended plan, or at all.

Additionally, if a foreign investor directly or indirectly holds 1% or more of the total voting rights and, at a general meeting of shareholders, consents to certain proposals having a material influence on our management such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as our director or corporate auditor or (ii) transfer or discontinuation of its business, such consent, subject to certain exemptions, also constitutes an “inward direct investment” requiring prior notification. If such prior notification is filed, such consent cannot be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of our common stock or voting rights by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Item 10. Additional Information—D. Exchange Control.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

NEC Corporation is a joint stock company (kabushiki kaisha) incorporated under the Companies Act. Our principal executive offices are located at 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan. Our telephone number is +81-3-3454-1111.

NEC was formed on July 17, 1899 as a joint venture between Western Electric Company in the United States and two Japanese individuals. Initially, we acted as a sales agent for telephone equipment manufactured by Western Electric, but we soon commenced manufacturing similar equipment in Japan.

In 1925, Western Electric’s equity interests in its foreign affiliates, including NEC, were sold to International Telephone & Telegraph Corporation, or ITT. In 1932, the holding company for businesses owned by the Sumitomo family acquired a substantial equity interest in NEC, which was sold to the public in 1948, following the passage of Japanese antimonopoly laws. ITT’s equity interest in NEC was successively reduced starting in 1958 and was completely disposed of in 1978.

We expanded our business lines to include the production of transmission equipment in 1929, radio broadcast equipment in 1930 and radio communications equipment in 1932. In 1958, we started mass production of transistors and, in the same year, we produced the NEAC 2201, the first fully transistorized commercial computer in the world.

We commenced research and development activities relating to integrated circuits in 1960. During the 1960s, we also entered the field of satellite communications and established our first overseas manufacturing subsidiary since the end of the second world war.

In the 1970s, we significantly increased our production of computers, semiconductors and other electronic devices. We began integrating our computer and communications products as significant further advances were achieved in technology, and as we increased our allocation of resources to research and development activities. Other important developments during this period included the establishment of our position as a world leader in specific high technology markets, such as satellite communication earth stations and certain semiconductor devices. We also diversified our customer base, particularly in the Japanese private sector and overseas, and we expanded our manufacturing facilities in both Japan and globally.

In the 1980s, we pursued a policy of globalization to conduct our diversified manufacturing and sales operations in closer proximity to our customers. We added a total of 50 subsidiaries and affiliated companies, 12 for manufacturing and 38 for marketing and other services, during the 1980s in overseas markets.

In the 1990s, we expanded our global operations and implemented measures to increase efficiency in order to enhance our global competitiveness and to respond to rapid changes in market demand. We expanded and upgraded some of our manufacturing facilities, promoted strategic alliances with major companies and augmented our research and development activities in the United States and Europe.

In the 2000s, we began to selectively focus on businesses in order to efficiently expand our operations and restructured our business portfolio. We also completed acquisitions both in Japan and overseas to focus on our selected areas, including solutions and software. For example, we made an initial investment in ABeam Consulting Ltd. to acquire 35.0% of the voting rights in the company in December 2004 and, through several additional investments, increased our voting rights in the company to 50.3% in January 2005 and to 100% in March 2015. In the United States, we acquired Netcracker Technology Corporation in October 2008. In addition, we exited the dynamic random access memory manufacturing business by reducing our voting rights in Elpida Memory, Inc., a joint venture with Hitachi, Ltd., from 50.0% to 25.0% as a result of Elpida Memory’s issuance of new shares to third party investors and the conversion of non-voting class shares held by other shareholders to common shares in December 2004 and to 13.9% and further to 11.1% through private sale of shares in August 2005 and February 2006.

In the 2010s, we continued to reorganize our business portfolio through various transactions, including the following:

•

In April 2010, we reduced our voting rights in NEC Electronics Corporation, a Japanese semiconductor manufacturer, from 70.0% to 35.5% as a result of its merger with Renesas Technology Corporation and the merged company’s issuance of new shares to us and other shareholders. Our voting rights in the merged company, including voting rights held through our retirement benefit trusts, declined further to 8.9% as a result of the company’s issuance of new shares to third party investors in September 2013 and to 4.3% through off-market sales of shares we made in June 2017 and May 2018.

•

In July 2011, we spun off our personal computer manufacturing business by entering into a joint venture, Lenovo NEC Holdings B.V., with Lenovo Group Limited and selling the business to the joint venture. We initially had 49% of the equity shares in the joint venture. In July 2016, we sold 90% of our equity shares in the joint venture to Lenovo Group, while acquiring newly issued deferred shares of the joint venture, resulting in our retaining 33.4% of the voting right and 4.9% of the economic interest in the joint venture.

•

In March 2014, we sold all of our equity interest in NEC BIGLOBE, Ltd., a consolidated subsidiary providing internet services in Japan, to a special purpose company owned by Japan Industrial Partners, Inc.

•

In March 2016, we liquidated NEC Mobile Communications, Ltd., a consolidated subsidiary engaged in mobile phone device development, manufacturing, sale and support service operations, and transferred to NEC Corporation the operations relating to manufacturing and sale of, and support services for, the then-existing product lines. We discontinued the manufacturing operations in March 2017 and ceased sale of mobile phone devices in April 2017.

•

In January 2017, we increased our voting rights in Japan Aviation Electronics Industry, Limited, or JAE, a Japanese manufacturer of electronic device connectors, user interface related devices and aviation electronic devices, from 40.1% to 51.2% through a cash tender offer.

•	In January and March 2018, we acquired all of the equity interest in Northgate Public Services Limited, a U.K. software and ICT service provider for the public sector.

•	In February 2019, we acquired all of the equity interest in KMD Holding ApS, a Danish software and ICT service provider for the public sector.

•

In March 2019, we sold all of the equity interest we held in NEC Energy Devices, Ltd., a Japanese battery electrode manufacturing subsidiary and also sold all of the equity interest we held in Automotive Energy Supply Corporation, a Japanese lithium ion battery assembling affiliate.

•

In July 2019, we acquired OncoImmunity AS, a Norway-based bioinformatics company that develops proprietary machine learning software to support the fight against cancer. This acquisition is a part of our effort to establish an AI-driven drug discovery business.

•

In January 2020, we sold all of the shares of common stock we held in Nippon Avionics Co., Ltd. through the cash tender offer conducted by NAJ Holdings K.K., although we retain convertible preferred shares.

•	In March 2020, we announced the sale of a 66% equity interest in NEC Display Solutions, Ltd. to Sharp Corporation. The transaction is expected to close by the end of 2020.

The SEC maintains a web site (http://www.sec.gov) that contains reports, information statements, and other information regarding issuers, including us, that file electronically with the SEC. Our internet address is https://www.nec.com/. No information on our web site is deemed a part of this annual report.

B.	BUSINESS OVERVIEW

OVERVIEW

Our Mission

We seek to provide value as a “social value innovator” with the objective of “orchestrating a brighter world.” By operating in accordance with our core social values of safety, security, fairness and efficiency, our objective is to provide a wide variety of technological solutions that help advance societies worldwide toward deepened mutual understanding and the fulfillment of human potential.

Introduction

We are a leading provider of advanced ICT solutions for government entities, communications service providers and other business enterprises in Japan and overseas markets. Across our business segments, we seek to leverage our core competency in system integration to create comprehensive solutions that are applicable in a wide variety of customer operating environments, ranging from large-scale government infrastructure (such as social security systems, air traffic control and emergency response systems) to company-specific information technology systems and network infrastructure (including hardware and software solutions and consulting on matters such as server infrastructure, operation management software and wireless access networks). We are also investing in the development of new technologies and solutions, including AI and big data analytics as well as biometric technology infrastructure. By focusing on high-growth market opportunities and building on our expertise and research and development capabilities, we seek to strengthen our position as an innovative provider of ICT solutions.

Business Segments

Our business operations consist of six principal segments—Public Solutions, Public Infrastructure, Enterprise, Network Services, System Platform, Global—in addition to certain other business activities.

Our various operations are generally organized into these segments based on the characteristics of the customers served. For example, our Public Solutions business segment and Public Infrastructure business segment both service primarily government and other public-sector entities, with our Public Solutions business segment focusing on providing solutions to local and regional government entities and our Public Infrastructure business segment engaging in projects for national-level government entities. Our Enterprise business segment focuses on the provision of IT services to large-scale corporate customers, our Network Services business segment provides products and services to customers in the telecommunications industry, and our System Platform business segment provides hardware and software products as well as maintenance services to customers. In contrast with our other businesses which generally target a specific category of customers based on their characteristics, our Global business segment provides a wide range of products and services to various types of customers, but concentrates its efforts on international operations, allowing us to bring our group’s accumulated experience to bear on solutions for customers around the world. Our management has specifically grouped most of our international operations within the Global business segment in order to maintain a focus on expanding our business outside of Japan.

The table below shows our revenue by segment for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Revenue:(1)(2)
Public Solutions	¥268.3	¥286.2	¥324.6
Public Infrastructure	624.8	621.9	631.1
Enterprise	405.2	431.8	455.5
Network Services	442.5	460.3	509.8
System Platform	488.6	500.2	548.7
Global	420.5	409.4	493.8
Others	194.6	203.7	131.7

Total revenue	¥2,844.4	¥2,913.4	¥3,095.2

(1)	Revenue from external customers, excluding intersegment revenue.
(2)

The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

Public Solutions

Our Public Solutions business segment provides the following products and services mainly to local and regional government entities and medical institutions in Japan:

•

system integration and development for local and regional governments—system integration and solutions relating to resident registration systems such as Japan’s “My Number” individual identification system and administrative information processing and management systems.

•

system integration and development for healthcare services providers—system integration and solutions relating to electronic medical record systems, hospital accounting systems, and systems for regional medical service liaison services.

•

system integration and development for fire control, disaster prevention, transportation and traffic, and other public services—ICT systems for fire control and disaster prevention services, transportation and traffic control systems for Japanese railroad operators, and highway toll systems.

•

system integration and development for medium-sized enterprises—system integration and solutions relating to enterprise resource planning systems, business process outsourcing systems, systems for controlling street lights, and systems for automated services.

Because we have long-standing relationships with many of the customers for our Public Solutions business segment, we are able to provide specific targeted solutions that can address our customers’ core concerns. In providing these solutions, we seek to create sustainable social value through, for example, application of our AI and biometrics technologies, combined with our accumulated expertise in system development and integration.

Public Infrastructure

Our Public Infrastructure business segment services Japanese national-level government organizations and enterprises that support national and social infrastructures primarily in Japan. The operations of JAE, which is a consolidated subsidiary, are also included in our Public Infrastructure business segment. We primarily service the categories of customers listed below:

•	government agencies—system integration and solutions for Japanese national government agencies and educational and other institutions, including those for:

•	Japanese national social security, tax administration and postal tracking;

•	business license application processing; police operations;

•	transportation and traffic management systems and satellite technology;

•	data transmission control;

•	immigration control;

•	biometrics-related solutions including facial recognition technology for airport boarding and customs procedures; and

•	public safety services.

•	aviation, space and defense sectors

•	air traffic control management systems;

•

satellites, satellite control systems and satellite management services for Japanese national space projects, such as the Hayabusa 2 project operated by the Japan Aerospace Exploration Agency, or JAXA, to send a spacecraft to monitor an asteroid; and

•	communications systems for the Japanese Ministry of Defense.

•	media industry—broadcasting, studio, and typesetting and editing systems for broadcasting, including 4K and next-generation 8K satellite broadcasts.

We provide products and services designed to support the stable and secure operation of key national and social infrastructures, while investing in advanced technologies, including biometric technologies such as facial recognition, and space-related technologies. As with our Public Solutions business segment, we have long-standing relationships with many of our customers, which enables us to develop custom-tailored solutions based on our accumulated experience.

Enterprise

Our Enterprise business segment provides system integration and development services, including consulting, design and implementation, system maintenance and support services, and system outsourcing and cloud services, as well as related equipment, to business enterprises especially in the manufacturing, retail and services, and financial sectors primarily in Japan. Specifically, we provide the following products and services:

•	manufacturing sector—system integration and solutions relating to global supply chain management systems, design management systems, production management systems and sales management systems.

•

retail and services sectors—system integration and solutions relating to retail head office and sales outlet management systems, and distribution and logistics management systems. For example, we have worked with one of Japan’s top convenience store chains to design labor-saving systems that utilize payment by facial recognition, targeted advertising, facility monitoring (such as the monitoring of in-store refrigerators) and restocking assistance.

•

financial sector—system integration and solutions relating to core banking systems, including digital identity verification solutions, branch systems and enterprise systems for insurance and securities companies.

Network Services

Our Network Services business segment provides the following products and services to customers in the telecommunications market primarily in Japan:

•	mobile phone network base stations—development, manufacturing and maintenance of, and operation support for, mobile phone network base stations using various communications technologies such as 5G.

•

fixed and mobile phone networks—development, manufacturing and maintenance of, and operation support for, fixed and mobile phone network systems (other than base stations) such as optical and internet protocol, or IP, transmission systems as well as routers and switches.

•

ICT solutions for telecommunications carrier companies—development and maintenance of, and operation support for, ICT solutions for payment processing and administrative operations of telecommunications carrier companies, including operation support systems and business support systems.

•

enterprise network—network services for ICT systems, including wireless routers, telephone systems and other network connectivity equipment, unified communications solutions for business computer networks, and operation and business support systems for enterprises.

In July 2019, we started shipping commercial 5G radio units to NTT DOCOMO, Inc., and we are working to expand our 5G-related product portfolio and make proposals to global telecom carriers. We have also been selected as a 5G equipment provider for Rakuten Mobile, Inc., which is currently developing a cloud-based mobile network in Japan.

System Platform

Our System Platform business segment provides hardware and software products as well as maintenance services to customers primarily in Japan:

•

non-customized products—manufacturing and sale to government agencies, local governments and business enterprises of hardware such as servers, mainframes, storage devices and wireless LAN routers, software such as database software, and middleware such as application servers, not customized for any specific industry or user, as well as sale of non-customized personal computers for business use to such customers. As an example of the types of solutions we offer, our SX-Aurora TSUBASA platform is a computer platform that uses a vector processor previously only found in supercomputers. This platform has a variety of models to correspond to a wide range of customer needs, enabling rapid, highly accurate processing of large quantities of data.

•

customized products—manufacturing and sale of customized hardware such as supercomputers, mainframes, point-of-sale systems and automatic teller machines, as well as software such as integrated operation management software, to the financial, retail and logistics sectors as well as research and academic institutions.

•	maintenance services—provision of hardware maintenance and operation support services for government agencies, local governments and business enterprises.

Global

Our Global business segment conducts the following five lines of business in overseas markets outside of Japan:

•

“Safer Cities”—public safety solutions, including biometric solutions such as facial recognition and fingerprint identification that can be used in contexts such as airport security, and digital government solutions, including ICT platforms for electronic public administration services, for government and public projects.

•

software services for service providers—operation support systems, business support systems, SDN and NFV solutions for communications service providers. We offer our advanced SDN and NFV solutions for communications service providers on a global basis by taking advantage of the innovative technologies of Netcracker Technology Corporation, our subsidiary in the United States.

•

network infrastructure—manufacturing, sale, installation and maintenance of submarine systems (including submarine cable systems and ocean observation systems) as well as mobile wireless backhaul equipment.

•	system devices—sales of displays and projectors as well as the provision of related software services.

•	energy storage solutions—sale, installation and maintenance of large-capacity energy storage systems for renewable energy and other projects.

We expect that the global markets for our “Safer Cities” solutions and software services for service providers will continue to grow, and we will seek to expand our operations in these business-lines. For example, to expand our “Safer Cities” initiative, we acquired Northgate Public Services Limited, a U.K. software and IT service provider for the public sector, in January 2018 (with the remaining shares acquired in March 2018), and we acquired KMD Holding ApS, a software and IT service provider in Denmark, in February 2019.

Others

In addition to the foregoing, we also provide data center infrastructure solutions, security solutions and other services and products to customers mainly in Japan.

Medium-Term Management Plan

In January 2018, we announced our medium-term management plan for the three fiscal years ending March 31, 2021. Under the plan, with an aim to transform into a “social value innovator,” we have implemented various measures, and plan to implement additional measures, designed to reform our profit structure, pursue growth initiatives and restructure our business execution capabilities. We seek to improve our profitability to position us to pursue investment opportunities that contribute to our growth strategy.

Profit Structure Reform

To improve our profitability, we are focusing on three profit structure reforms—(1) reduction of costs and expenses, (2) optimization of our business structure, and (3) optimization of our manufacturing operations.

•

Reduction of costs and expenses—includes workforce reduction, particularly in the back-office functions and the hardware business in Japan, as well as reduction of costs relating to real estate (through the wider introduction of flexible work styles such as telecommuting and efficient use of office space), IT systems and marketing.

•

Optimization of our business structure—includes the streamlining of our business portfolio through strategic sales of businesses to improve our profitability on a consolidated basis as well as adapting to changes in customer preferences through initiatives such as deploying our network expertise in the telecom market to other related business areas. With respect to the streamlining of our overall business portfolio, we sold our battery electrode manufacturing business in March 2019 and our lighting equipment manufacturing business in April 2019. In January 2020, we sold all of the shares of common stock we held in Nippon Avionics Co., Ltd. through a cash tender offer conducted by NAJ Holdings K.K., although we still retain convertible preferred shares.

•	Optimization of our manufacturing operations—includes integration of manufacturing facilities for our System Platform business segment.

Growth Initiatives

To achieve growth, we are seeking to expand our “Safer Cities” initiative particularly in markets outside Japan using our AI, biometrics, security and network services technologies. As part of our growth strategy in this area, we acquired Northgate Public Services Limited in the United Kingdom (in January 2018, with the remaining shares acquired in March 2018) and KMD Holding ApS in Denmark (in February 2019).

Restructuring of Business Execution Capabilities

To improve our business operations, we are endeavoring to offer new value for customers by creating and commercializing competitive technologies and to incentivize management and employees to be more innovative and committed to achieve results. We intend to pursue opportunities to collaborate with third parties such as academic institutions and start-up companies in research and development projects, to invest in technology incubation, and to expand distribution channels for our products and services through collaboration with global vendors. We also seek to improve the productivity of our workforce through, for example, changes in our compensation structure and measures to increase diversity.

Impact of the Coronavirus Pandemic

The ongoing coronavirus pandemic has affected our business operations and may prevent us from being able to achieve all of the objectives of our medium-term management plan by its scheduled end on March 31, 2021. We believe that the primary impact of the pandemic on our ability to implement our medium-term management plan is the potential decline in IT-related investments by our customers. While the coronavirus pandemic did not have a material adverse impact on our consolidated financial statements as of and for the fiscal year ended

March 31, 2020 and our management does not currently expect that the coronavirus impact will have a significant impact on our long-term operating results, any potential impacts on our financial performance for the fiscal year ending March 31, 2021 and our ability to achieve all of the objectives of our medium-term management plan on the previously planned timeline would depend among other things on the length of time until the pandemic is eventually resolved and the severity of the impact of the pandemic on the Japanese and global economy. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition,” “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus” and “Item 5.D. Operating and Financial Review and Prospects—Trend Information.”

SUPPLIERS

We purchase raw materials and components from a large number of Japanese and overseas suppliers. Such raw materials and components include semiconductors, central processing units, memory devices, routers, switches, operating systems, applications, database software and management software, liquid crystal display panels, storage hardware devices and servers. In terms of cost, for the fiscal year ended March 31, 2020, approximately 72% of our raw materials and components were purchased from suppliers in Japan, with approximately 12% from suppliers in Asia other than Japan and the remainder from suppliers in other regions. Our procurement activities are managed by NEC Corporation’s procurement division on a group-wide basis to optimize our procurement costs and expenses through centralization and standardization as well as the resulting economy of scale. We also co-develop some of these components with our business partners that are leading developers and manufacturers in their respective areas of expertise.

There are only a limited number of suppliers in the market for some of our raw materials and components. Thus, any market-wide shortage or unexpected deterioration in the ability of our suppliers of such raw materials or components may result in lower availability of, and higher prices for, them.

CUSTOMERS, SALES AND MARKETING

We provide our products and services to customers located in Japan and overseas. The following table shows our revenue by geographical market and our revenue by geographical market as a percentage of consolidated revenue for the periods indicated:

	Fiscal year ended March 31,
	2018		2019		2020
	(billions of yen except percentages)
Japan	¥2,104.3	74.0%	¥2,224.3	76.3%	¥2,343.3	75.7%
North America and Latin America	185.3	6.5	174.4	6.0	164.1	5.3
Europe, Middle East and Africa	154.8	5.4	161.1	5.5	234.1	7.6
China, East Asia and Asia Pacific	400.1	14.1	353.6	12.1	353.8	11.4

Total	¥2,844.4	100.0%	¥2,913.4	100.0%	¥3,095.2	100.0%

We primarily sell our products and services directly to customers. In some cases, we also sell our system platform products and services indirectly to customers through third-party contractors.

For large-scale public and commercial contracts, we perform our services based on customary negotiated contracts and contracts obtained through competitive bidding processes.

Our marketing efforts are managed and coordinated globally by NEC Corporation’s marketing strategy division and integrated marketing communication division. We seek to promote our products and services as well as our brand by various means, including (1) distribution of promotional contents through our own and paid media outlets such as the Internet, television, newspapers and industry magazines, (2) displays and demonstrations at trade shows, industry conventions and events that we sponsor, and (3) through sponsorship for sporting and other events.

COMPETITION

We have many competitors in Japan and other countries, ranging from large multinational corporations to a number of relatively small, rapidly growing and highly specialized companies. Many of our competitors have leading positions in their respective markets and possess highly sophisticated technologies.

We seek to maintain and enhance our competitive position through, among other means, effective utilization of our accumulated experience in system development and integration, our industry knowledge and capabilities as a leading provider of ICT systems, components, services and solutions, as well as our technological achievements and market position as reinforced by our continuing research and development programs and marketing efforts.

Public Solutions. In the Public Solutions business segment, we compete with several large Japanese multinational ICT solutions companies capable of performing large-scale and highly complex government and public service contracts for system integrations, development and solutions projects for local governments, public service providers and healthcare service providers. These competitors include Fujitsu Limited, Hitachi, Ltd. and NTT DATA Corporation.

Public Infrastructure. In the Public Infrastructure business segment, we compete with mostly the same competitors as those in the Public Solutions business segment as well as Toshiba Corporation and Mitsubishi Electric Corporation for public infrastructure, defense and other projects.

Enterprise. In the Enterprise business segment, we compete mostly with the same competitors as those in the Public Solutions business segment, particularly for large-scale and highly complex commercial projects, as well as with large multinational ICT service providers such as IBM Corporation and Accenture plc. For smaller projects, we also compete with other companies, some of which are highly specialized in certain industries.

Network Services. In the Network Services business segment, our main competitors are large multinational information and data communications technology providers, including wireless communications technology companies, such as Fujitsu Limited, Telefonaktiebolaget LM Ericsson, Nokia Corporation and Huawei Technologies Co., Ltd. In some product-lines where we have entered into strategic alliances with leading industry participants, our competitors have also formed similar strategic alliances.

System Platform. In the System Platform business segment, we compete with a small number of large multinational ICT hardware and software providers, such as Fujitsu Limited, Hitachi, Ltd., IBM Corporation, Dell Technologies, Inc., Hewlett Packard Enterprise Company and Toshiba Corporation.

Global. In our “Safer Cities” initiative, we compete with highly specialized solutions providers, some of which are large multinational companies, while others are smaller new entrants into the market. In our service provider software services business-line, we compete with a few large multinational companies as well as many other smaller software solutions providers some of which are highly specialized in specific industries. In each of our energy storage, network infrastructure and system devices business-lines, we compete with large multinational equipment manufacturers.

INTELLECTUAL PROPERTY

As of March 31, 2020, we held approximately 47,000 patents issued under Japanese law and laws of other jurisdictions and have a large number of Japanese and foreign patent applications pending. We also own a large number of software and other copyrighted materials.

We have granted licenses to, and entered into technical assistance agreements with, various Japanese and foreign companies. In some instances, we have entered into cross licenses of patent portfolios with other parties.

We actively continue to seek IP protection for our innovations, while increasing emphasis on other initiatives designed to leverage our IP leadership. Some of our technological innovations are used exclusively in our products, while others are licensed and may be used in our products or the products of the licensee. From time to time, we license certain of our intellectual property assets as part of our collaborative innovation strategy, for example, on open innovation platforms. The licensees are expected to contribute to the future development of the IP and ultimately expand the customer base for related innovations.

Although we consider our various patents, copyrights, licenses, and technical assistance agreements to be important to us, we do not believe our business, as a whole, is materially dependent on any particular patent, group of related patents, copyright, license, or technical assistance agreement.

For a discussion on our research and development activities, see “Item 5.C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, Etc.”

REGULATIONS

Our business activities are subject to various governmental regulations in the countries in which we operate, such as import and export regulations, including those related to national security considerations, and regulations relating to business and investment approvals, tariffs, data protection, including personal information protection, anti-competition, anti-bribery, intellectual property, product liability, consumer and business taxation, exchange controls, and environmental and recycling requirements. As some of our business activities involve construction work for, among other things, ICT-related projects, we maintain licenses required for such construction work issued by the Minister of Land, Infrastructure, Transport and Tourism of Japan pursuant to the Construction Business Act of Japan (Act No. 100 of 1949, as amended).

For additional information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Regulatory Environment and Legal Proceedings” and “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.	ORGANIZATIONAL STRUCTURE

NEC Corporation is the ultimate parent company with 300 consolidated subsidiaries as of March 31, 2020. The following chart summarizes our primary subsidiaries as of March 31, 2020:

The following table sets forth information on our significant consolidated subsidiaries as of March 31, 2020:

Name of Subsidiary	Registered Office	Principal Business	Portion of Ownership Interest (%)	Portion of Voting Rights (%)
NEC Platforms, Ltd.	Kawasaki-shi Kanagawa, Japan	Development, manufacturing, sale and maintenance of information and communications systems, equipment, and provision of system integration services	100.0	100.0
NEC Fielding, Ltd.	Minato-ku, Tokyo, Japan	Installation and maintenance of computers and network systems	100.0	100.0
NEC Solution Innovators, Ltd.	Koto-ku, Tokyo, Japan	Specialized IT services	100.0	100.0
ABeam Consulting Ltd.	Chiyoda-ku, Tokyo, Japan	Management consulting, business process consulting, and IT consulting and outsourcing	100.0	100.0

Name of Subsidiary	Registered Office	Principal Business	Portion of Ownership Interest (%)		Portion of Voting Rights (%)
NEC Display Solutions, Ltd.**	Minato-ku, Tokyo, Japan	Development and sales of displays and projectors	100.0		100.0
NEC Communication Systems, Ltd.	Minato-ku, Tokyo, Japan	Development and sale of network systems-related software and equipment	100.0		100.0
NEC Nexsolutions, Ltd.	Minato-ku, Tokyo, Japan	Provision of system integration services and sale of computers	100.0		100.0
NEC Facilities, Ltd.	Minato-ku, Tokyo, Japan	Facility design, construction management and operation management	100.0		100.0
NEC Management Partner, Ltd.	Kawasaki-shi, Kanagawa, Japan	Provision of shared services for common operations	100.0		100.0
NEC Networks & System Integration Corporation	Bunkyo-ku, Tokyo, Japan	Design, construction and maintenance of information and communications systems, installation of telecommunications systems, and sale of information and communications equipment	38.6	*	51.5
Japan Aviation Electronics Industry, Limited	Shibuya-ku, Tokyo, Japan	Manufacturing and sale of connectors and electronic devices for aircraft, satellites and spacecraft	35.7	*	50.9
NEC Corporation of America	Irving, Texas, USA	Regional representative and supervising operations in North America, sale of computer-related equipment and communications equipment, and provision of system integration services	100.0		100.0
NEC Europe Ltd.	Middlesex, UK	Regional representative and supervising operations in Europe	100.0		100.0
NEC Asia Pacific Pte. Ltd.	Singapore, Republic of Singapore	Regional representative and supervising operations in Asia, sale of computer-related equipment and communications equipment, and provision of system integration services	100.0		100.0
NEC (China) Co., Ltd.	Beijing, China	Regional representative and supervising operations in Greater China	100.0		100.0
NEC Latin America S.A.	Sao Paulo, Brazil	Regional representative and supervising operations in Latin America, sale of communications equipment, and provision of system integration services	100.0		100.0

Name of Subsidiary	Registered Office	Principal Business	Portion of Ownership Interest (%)	Portion of Voting Rights (%)
NEC Energy Solutions, Inc.	Westborough, MA, USA	Design, manufacturing and integration of smart energy storage solutions for the electric grid and applications	100.0	100.0
Netcracker Technology Corp.	Waltham, MA, USA	Software development	100.0	100.0
KMD A/S	Ballerup, Denmark	Software development and IT services	100.0 (indirectly owned)	100.0
Northgate Public Services (UK) Limited	Hertfordshire, UK	IT services	100.0 (indirectly owned)	100.0

*

The difference between the portion of ownership interest and the portion of voting rights represents the equity securities that are held in the trust established for our retirement benefit program with respect to which we retain voting rights.

**	In March 2020, we announced the sale of a 66% equity interest in NEC Display Solutions, Ltd. to Sharp Corporation. The transaction is expected to close by the end of 2020.

D.	PROPERTY, PLANT AND EQUIPMENT

Our property, plant and equipment at cost as of March 31, 2019 and 2020 were as follows:

	As of March 31,
	2019	2020
	(billions of yen)
Buildings and structures	¥550.1	¥558.8
Machinery and equipment	249.6	241.5
Tools, furniture and fixtures	427.4	420.6
Land	75.4	72.8
Construction in progress	29.1	22.6
Right-of-use assets	—	206.3
Total	1,331.6	1,522.6
Less: accumulated depreciation and accumulated impairment losses	922.8	964.5

Property, plants, equipment—net	¥408.8	¥558.1

Our major properties, as of March 31, 2020, are listed below:

NEC Corporation:

Name (Location)	Business Segment	Uses	Land Space
			(Thousands of square meters)
Tamagawa Plant (Kawasaki-shi, Kanagawa, Japan)	Public Solutions, Public Infrastructure, Network Services, System Platform, Global and Others	Manufacturing of communications equipment and research and development	169	*

Fuchu Plant (Fuchu-shi, Tokyo, Japan)	Public Infrastructure, System Platform, Others	Manufacturing of computers and communications equipment	220

Sagamihara Plant (Sagamihara-shi, Kanagawa, Japan)	Others	Research and development	139

Abiko Plant (Abiko-shi, Chiba, Japan)	Network Services and Others	Manufacturing of communications equipment	300	*

Headquarters and other registered offices and business locations (Minato-ku, Tokyo, Japan and others)	Public Solutions, Public Infrastructure, Enterprise, Network Services, System Platform, Global and Others	Others	790	*

*	These figures include leased properties.

Subsidiaries:

Name	Location	Business Segment	Uses
Japan Aviation Electronics Industry, Ltd.	Akishima-shi, Tokyo, Japan and others	Public Infrastructure	Manufacturing of connectors

NEC Facilities, Ltd.	Minato-ku, Tokyo, Japan	Others	Provision of facility construction and operation management and environmental solutions

NEC Networks & System Integration Corporation	Bunkyo-ku, Tokyo, Japan	Network Services	For outsourcing business

NEC Platforms, Ltd.	Kawasaki-shi, Kanagawa, Japan	System Platform	Manufacturing of telecommunication equipment

NEC Platforms Thai Co., Ltd.	Pathumthani, Thailand	System Platform	Manufacturing and sale of business phones and peripheral equipment

NEC Corporation of America	Irving, TX, USA	Enterprise, System Platform and Global	Marketing of communications equipment and finger authentication systems

We own most of the land and facilities for NEC Corporation’s manufacturing and research and development activities. We lease the land and building of our corporate headquarters in Tokyo and a substantial portion of the land and facilities used by our subsidiaries.

The following table sets forth our investments in property, plant and equipment by segment during the fiscal years ended March 31, 2018, 2019 and 2020, and our planned investments in property, plant and equipment by segment for the fiscal year ending March 31, 2021. The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended March 31,			Fiscal year ending March 31, 2021 (Plan)
	2018	2019	2020
	(billions of yen)
Public Solutions	¥0.4	¥0.8	¥2.0	¥3.0
Public Infrastructure	21.4	26.7	29.2	28.0
Enterprise	1.0	1.3	1.0	1.0
Network Services	4.6	3.7	5.0	6.0
System Platform	6.0	5.7	6.2	6.0
Global	6.1	5.8	7.5	6.0
Others	5.8	18.7	16.5	20.0

Total	¥45.4	¥62.7	¥67.4	¥70.0

The following table shows our contractual commitments for property, plant and equipment, and intangible assets outstanding as of March 31, 2019 and 2020:

	As of March 31,
	2019	2020
	(billions of yen)
Property, plant and equipment	¥2.0	¥1.9
Intangible assets	0.6	0.6

Total	¥2.6	¥2.4

For the fiscal year ending March 31, 2021, we have budgeted a total of ¥70.0 billion for investments in property, plant and equipment. We plan to use cash on hand to fund such investments, which are summarized below for each of our segments:

•	Public Solutions—¥3.0 billion to enhance development and production of traffic control systems and systems for healthcare service providers;

•	Public Infrastructure—¥28.0 billion to enhance the production capabilities of JAE, one of our consolidated subsidiaries, and to enhance development and production of defense and satellite systems;

•	Enterprise—¥1.0 billion to enhance the development of services and systems;

•	Network Services—¥6.0 billion to enhance development and production of next generation telecommunications technologies;

•	System Platform—¥6.0 billion to enhance development and production of server, storage and other computer-related equipment as well as the development of related services;

•	Global—¥6.0 billion to enhance development of biometric authentication solutions as well as development and production of submarine cable and other systems; and

•	Others—¥20.0 billion in total, including investments in data centers and office improvements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data” and our consolidated financial statements and notes to those financial statements included elsewhere in this annual report.

INTRODUCTION

We are a leading provider of advanced ICT solutions for government entities, communications service providers and other business enterprises in Japan and overseas markets. Our operations consist of the following six business segments, which are organized primarily on the basis of the characteristics of the customers served, as well as certain other business activities:

•

Public Solutions—provides system integration and development services (including consulting, design and implementation) mainly to local and regional government entities in Japan as well as for healthcare services providers, fire control, disaster prevention, transportation and traffic and other public services and medium-sized enterprises such as enterprise resource planning systems, business process outsourcing systems and systems for automated services;

•

Public Infrastructure—provides system integration and development services (including consulting, design and implementation) for national-level government organizations in Japan as well as for enterprises that support national and social infrastructure primarily in Japan, including systems related to Japanese national social security, tax administration and postal tracking, police operations, transportation and traffic management and immigration control;

•

Enterprise—provides system integration and development services (including consulting, design and implementation) to large-scale corporate customers mainly in the manufacturing, retail and services and financial sectors primarily in Japan;

•

Network Services—provides products and services to customers primarily in Japan’s telecommunications sector, including network infrastructure equipment (including core network equipment, mobile phone base stations, optical transmission system equipment, routers and switches), system integration services (including consulting, design and implementation), service and management solutions (including operation support systems and business support systems) and enterprise network solutions (including internet protocol telephone systems, WAN and wireless access equipment and LAN products);

•

System Platform—provides hardware products (including servers, mainframes, supercomputers, storage, personal computers for business use, point-of-sale systems, automatic teller machines, control equipment and wireless LAN routers), software products (including integrated operation management software, middleware such as application servers, and database software) and maintenance services for these products, systems and equipment to customers primarily in Japan;

•

Global—provides customers outside Japan with “Safer Cities” solutions (including biometric solutions, such as facial recognition and fingerprint identification, and digital government solutions), software services for service providers (including operation support systems, business support systems, SDN solutions, and NFV solutions for communications service providers), network infrastructure equipment (including submarine cable systems, ocean observations systems and mobile wireless backhaul equipment), system devices (including displays and projectors) and energy storage solutions; and

•	Others—provides customers in Japan with data center infrastructure solutions, security solutions and other services and products.

For a more detailed discussion on our business segments, see “Item 4.B. Information on the Company—Business Overview.”

Summary

Over the three fiscal years ended March 31, 2020, our total revenue increased steadily due to overall stronger demand for IT services, particularly in the public and financial sectors in Japan, as well as the acquisitions of Northgate Public Services Limited in the United Kingdom (in January 2018, with the remaining shares acquired in March 2018) and KMD Holding ApS in Denmark (in February 2019) as part of our growth strategy for our “Safer Cities” initiative. For details regarding these acquisitions, see “—Recent Developments—Acquisition of Northgate Public Services Limited” and “—Recent Developments—Acquisition of KMD Holding ApS” below. For details regarding the changes between periods in our total revenue as well as our revenue by business segment, see “—A. Operating Results—Results of Operations” and “—Operating Results—Segment Analysis” below.

Going forward, we believe that the ICT industry is entering a period of significant change and reinvestment due to the ongoing transition to 5G mobile networks as well as the digitization of government processes around the world. For further discussion of these trends, see “—D. Trend Information” below.

In order to respond to these trends and improve our profitability, we are currently in the process of implementing our medium-term management plan for the three fiscal years ending March 31, 2021 with measures that include, among other things, streamlining our business portfolio, reducing costs and optimizing our manufacturing operations. For a more detailed discussion of our medium-term management plan, see “Item 4.B Information on the Company—Business Overview—Overview—Medium-Term Management Plan.”

The coronavirus pandemic did not have a material adverse impact on our consolidated financial statements as of and for the fiscal year ended March 31, 2020, and our management does not currently expect that the coronavirus impact will have a significant impact on our long-term operating results due to the nature of the ICT industry in which the Company operates and the expectation of continuing demand for investments in the digital transformation of society that is expected to continue following the coronavirus pandemic. However, as events continue to evolve and additional information becomes available, actual results and outcomes in future reporting periods may differ materially from management’s estimates. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition,” “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus pandemic” and “Item 5—Operating and Financial Review and Prospectus—Recent Developments—Coronavirus.”

Segment Reorganizations

From time to time in the past, in connection with changes in how we manage our various businesses due to significant changes in our business strategies, we have made changes in how we categorize our various businesses into business segments so that such categorization better aligns with the new business strategies. We also make adjustments to our business segments when the operations within each business segment become increasingly related and complementary with the operations in our various other business segments, which can occur due to the broad scope and the dynamically evolving technological nature of many of our businesses. Accordingly, our management regularly evaluates the delineation of operations between our business segments and from time to time makes adjustments to the business segment categorizations to the extent it determines necessary to improve management efficiency and operational productivity.

Effective as of April 1, 2018, we implemented a segment reorganization, which we refer to as the 2018 Segment Reorganization, that created our Global business segment. The 2018 Segment Reorganization was implemented in order to consolidate our business divisions that are primarily tasked with expanding in global markets into a single business segment in order to enhance our ability to manage these businesses as a whole in line with our new key business initiative of expanding our overseas businesses. The businesses that were incorporated into our Global business segment included our global software and service business for service providers, our wireless solutions business and our submarine systems business from the Telecom Carrier business segment as well as our global unified communications business and display solutions business from our System Platform business segment. Accompanying these transfers, we renamed our former Telecom Carrier business segment as the Network Services business segment.

Effective as of April 1, 2019, we implemented a segment reorganization, which we refer to as the 2019 Segment Reorganization. In contrast with the 2018 Segment Reorganization, which was focused on concentrating global-focused operations in a new centralized business segment, the 2019 Segment Reorganization was implemented in order to move certain businesses to other business segments where operations had become more related and mutually complementary over time due to the evolving nature of the technology industry. As part of the 2019 Segment Reorganization, (i) our enterprise network solutions business was moved from our System Platform business segment to our Network Services business segment, (ii) our global unified communications business was moved from our Global business segment to our System Platform business segment and (iii) our security business was moved from our System Platform business segment to our other business activities.

In addition, from the beginning of the fiscal year ended March 31, 2020, we have added a new segment profit (loss) line item in our segment information, which is measured by deducting amortization expenses on intangible assets recognized as a result of mergers and acquisitions (“M&A”) and M&A-related expenses (financial advisory fees and other fees) from selling, general and administrative expenses and other operating expenses for the respective segment, as an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to our overall earnings.

For more information regarding our business segments following these changes, see Note 6 to our consolidated financial statements included elsewhere in this annual report. For consistency and comparability, the segment information presented throughout this annual report reflects these changes.

Key Components of Results of Operations

To evaluate our performance, our management focuses on certain key components of results of operations and key performance metrics, each of which are discussed in further detail below.

Revenue

Each of our business segments generates revenue from the respective services and products described above. The tables below show our revenue by segment for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Revenue:(1)(2)
Public Solutions	¥268.3	¥286.2	¥324.6
Public Infrastructure	624.8	621.9	631.1
Enterprise	405.2	431.8	455.5
Network Services	442.5	460.3	509.8
System Platform	488.6	500.2	548.7
Global	420.5	409.4	493.8
Others	194.6	203.7	131.7

Total revenue	¥2,844.4	¥2,913.4	¥3,095.2

(1)	Revenue from external customers, excluding intersegment revenue.

(2)

The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

For the fiscal year ended March 31, 2020, our revenue was ¥3,095.2 billion, an increase of ¥181.8 billion, or 6.2%, compared to the fiscal year ended March 31, 2019. This increase was due to a general increase in revenue across our business segments, including an increase in revenue of ¥84.4 billion in our Global business segment primarily due to an increase in revenue from the “Safer Cities” initiative as well as increased sales of submarine cable systems, an increase in revenue of ¥49.5 billion in our Network Services business segment primarily as a result of increased demand from telecom carriers based on increased investments in preparation for 5G deployment as well as the completion of a one-time large-scale project related to IT services for a telecom carrier, an increase in revenue of ¥48.5 billion in our System Platform business segment primarily as a result of increased sales of non-customized personal computers to corporate customers, an increase in revenue of ¥38.5 billion in our Public Solutions business segment primarily as a result of higher demand for IT services by local governments and healthcare service providers, an increase in revenue of ¥23.7 billion in our Enterprise business segment primarily due to stronger demand for IT services in the financial sector in Japan and an increase in revenue of ¥9.3 billion in our Public Infrastructure business segment primarily as a result of higher revenue from large-scale projects in the aerospace and defense sectors.

For the fiscal year ended March 31, 2019, our revenue was ¥2,913.4 billion, an increase of ¥69.0 billion, or 2.4%, compared to the fiscal year ended March 31, 2018. The increase was primarily due to stronger demand for IT services particularly in the public and financial sectors in Japan, resulting in increases in revenue of ¥17.8 billion, ¥26.6 billion and ¥11.6 billion for the Public Solutions, Enterprise and System Platform business segments, respectively. We also benefited from investments by telecommunications carriers in Japan to enhance their network infrastructure, resulting in an increase in revenue of ¥17.8 billion for the Network Services business segment. For details regarding the factors affecting each business segment, see “—A. Operating Results—Segment Analysis—Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018” below.

Across our business segments, our services and products are generally provided on a contract basis with national, regional and local-level government entities, primarily in Japan, as well as private business enterprises. Although we have a diversified customer base and none of our business segments is substantially dependent on a contractual arrangement with any specific customer, our Public Infrastructure business segment derives roughly one quarter of its revenue from contracts with the Japanese Ministry of Defense and the Japanese Ministry of Land, Infrastructure, Transport and Tourism, and our Network Services business segment derives roughly one third its revenue from contracts with various entities in the NTT group.

We categorize our revenue into three categories based on the source of the revenue, and the tables below shows our revenue by category for each business segment for the fiscal years ended March 31, 2019 and 2020:

	Public Solutions	Public Infrastructure	Enterprise	Network Services	System Platform	Global	Others	Total
	(billions of yen)
Fiscal year ended March 31, 2019:
Revenue(1):
Contracts for hardware and packaged software deployments	¥56.0	¥254.1	¥40.2	¥119.7	¥343.8	¥184.4	¥118.8	¥1,116.9
Contracts for services to customers (including maintenance and outsourcing)	114.0	109.3	196.3	200.5	134.9	120.8	77.0	952.8
Contracts for system integrations and equipment constructions	116.2	258.5	195.2	140.1	21.5	104.1	8.0	843.7

Total revenue	¥286.2	¥621.9	¥431.8	¥460.3	¥500.2	¥409.4	¥203.7	¥2,913.4

	Public Solutions	Public Infrastructure	Enterprise	Network Services	System Platform	Global	Others	Total
	(billions of yen)
Fiscal year ended March 31, 2020:
Revenue(1):
Contracts for hardware and packaged software deployments	¥59.3	¥248.3	¥58.2	¥150.7	¥391.5	¥161.3	¥28.9	¥1,098.1
Contracts for services to customers (including maintenance and outsourcing)	121.5	101.5	176.0	219.8	133.7	195.6	76.9	1,025.0
Contracts for system integrations and equipment constructions	143.9	281.4	221.3	139.4	23.5	136.8	25.9	972.2

Total revenue	¥324.6	¥631.1	¥455.5	¥509.8	¥548.7	¥493.8	¥131.7	¥3,095.2

(1)

The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

Revenue from contracts for hardware and packaged software deployments

Each of our segments derives revenue from contracts for hardware and packaged software deployments, although our Public Infrastructure business segment and our System Platform business segment account for the largest share, representing 22.6% and 35.6%, respectively, of our consolidated total revenue from contracts for hardware and packaged software deployments for the fiscal year ended March 31, 2020. The major products included in this category of revenue are hardware (such as servers, mainframes, supercomputers, storage, business personal computers, point-of-service terminals, automated teller machines, control equipment and wireless LAN routers), software (such as software designed for integrated operation management, application servers, security and databases), enterprise network solutions (such as internet protocol telephone systems and wireless access equipment), network infrastructure (such as core network equipment, mobile phone base stations and optical transmission systems), system devices (such as displays and projectors) and lighting equipment.

Revenue from contracts for services to customers (including maintenance and outsourcing)

Each of our segments derives revenue from contracts for services to customers (including maintenance and outsourcing), although our Network Services business segment and our Global business segment account for the largest share, representing 21.4% and 19.1%, respectively, of our consolidated total revenue from contracts for services to customers (including maintenance and outsourcing) for the fiscal year ended March 31, 2020. The major types of services that comprise this category of revenue include software services for service providers (such as services for operation support systems and business support systems), outsourcing and cloud services, data center infrastructure services and general maintenance and support.

Revenue from contracts for system integrations and equipment constructions

Each of our segments derives revenue from contracts for system integrations and equipment constructions, although our Public Infrastructure business segment and Enterprise business segment account for the largest share, representing 28.9% and 22.8%, respectively, of our consolidated total revenue from contracts for system integrations and equipment constructions for the fiscal year ended March 31, 2020. The major types of contracts included in this category that we enter into are for matters such as system integration (including system implementation and consulting), safety (including biometric solutions), network infrastructure and energy storage systems.

Cost of Sales

Cost of sales consists primarily of costs that are directly associated with manufacturing products or rendering services, including:

•	costs for the purchase, transportation and storage of raw material and components;

•	personnel costs relating to manufacturing products or rendering services;

•	facility maintenance costs;

•	royalties; and

•	warranty costs.

Cost of sales also includes:

•	depreciation of property, plant and equipment;

•	amortization of intangible assets involved in manufacturing products or rendering services;

•	write-downs on inventories; and

•	provisions for estimated expenses and loss on construction contracts and asset retirement obligations.

The following table sets forth our cost of sales for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen except percentages)
Cost of sales	¥2,046.9	¥2,083.5	¥2,207.7
Cost of sales as percentage of revenue	72.0%	71.5%	71.3%

For details regarding the factors affecting cost of sales between periods, see “—A. Operating Results—Results of Operations” below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of:

•	sales commissions;

•	sales promotion and advertising expenses;

•	salaries and benefits for management and personnel in sales promotion divisions and advertising, general and administrative functions;

•	professional fees;

•	insurance, rent and office expenses; and

•	research and development expenses.

Selling, general and administrative expenses also include depreciation and amortization of assets involved in sales promotion and advertising, general and administrative activities.

The following table sets forth our selling, general and administrative expenses for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen except percentages)
Selling, general and administrative expenses	¥729.9	¥743.0	¥752.7
Selling, general and administrative expenses as percentage of revenue	25.7%	25.5%	24.3%

For details regarding the factors affecting selling, general and administrative expenses between periods, see “—A. Operating Results—Results of Operations” below.

Other Operating Income and Expenses

Other operating income includes:

•	insurance recovery;

•	gain on loss of control of subsidiaries;

•	gain on sale of land;

•	indemnification received;

•	gain on reversal of contingent loss; and

•	gain on sales of subsidiaries’ stocks.

Other operating expenses includes:

•	impairment loss;

•	loss on disposal of property, plant and equipment;

•	provision for contingent loss;

•	business structure improvement cost; and

•	settlement payment and indemnification for damages.

The following table sets forth our other operating income and other operating expenses for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Other operating income	¥16.4	¥21.7	¥13.3
Other operating expenses	20.2	50.8	20.6

Other operating expenses, net	¥(3.9)	¥(29.1)	¥(7.3)

For details regarding the factors affecting other operating expenses between periods, see “—A. Operating Results—Results of Operations” below.

Operating Profit

Operating profit represents the amount of revenue less cost of sales and selling, general and administrative expenses, minus other operating expenses. The table below shows our consolidated operating profit for the periods indicated.

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Operating profit	¥63.9	¥57.8	¥127.6

Our consolidated operating profit for each period is affected by the operations of our business segments, each of which are affected by different factors from period to period. For details regarding the factors affecting each of our business segments across periods, see “—A. Operating Results—Segment Analysis” below.

Key Performance Metrics

Operating Profit Margin

We use operating profit margin as a primary indicator of our profitability. Operating profit margin is calculated by dividing operating profit by revenue, each as reported in our consolidated financial statements prepared in accordance with IFRS. The table below sets forth our consolidated operating profit margin for the periods indicated.

	Fiscal year ended March 31,
	2018	2019	2020
Operating profit margin	2.2%	2.0%	4.1%

Based on the nature of its calculation, operating profit margin for each period is directly affected by changes in revenue and operating profit across our business segments. Due to the broad scope and diverse nature of our operations, the factors affecting the operations of each business segment across periods are specific to each business segment. For details regarding the factors affecting each of our business segments across periods, see “—A. Operating Results—Segment Analysis” below.

Return on Equity

We also monitor return on equity as a primary indicator of our performance. Return on equity is calculated by dividing net profit attributable to owners of the parent by equity attributable to owners of the parent, each as reported in our consolidated financial statements prepared in accordance with IFRS. The following table sets forth return on equity for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen except percentages)
Net profit attributable to owners of the parent	¥45.9	¥39.7	¥100.0
Equity attributable to owners of the parent	880.8	858.9	910.7
Return on equity	5.3%	4.6%	11.3%

Based on the nature of its calculation, return on equity for each period is directly affected by changes in net profit. Net profit, and consequently, return on equity for the fiscal year ended March 31, 2020 were each higher than those recorded for the fiscal year ended March 31, 2019 due to a general increase in revenue across our business segments as well as the impact of business structure improvements implemented in the previous fiscal year. For details regarding the factors affecting each of our business segments across periods, see “—A. Operating Results—Segment Analysis” below.

Recent Developments

Coronavirus

The recent outbreak of coronavirus has required us to modify our ordinary operations, primarily through the transition of a significant subset of our employee population to a remote work environment. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition,” “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus Pandemic” and “Item 5.D. Operating and Financial Review and Prospects—Trend Information.”

Implementation of Business Structure Improvement Measures

Under our medium-term management plan for the three fiscal years ending March 31, 2021, we have implemented business structure improvement measures to improve profitability. These measures include, among other things, streamlining our business portfolio, reducing costs and optimizing our manufacturing operations. For a more detailed discussion of our medium-term management plan, see “Item 4.B Information on the Company—Business Overview—Overview—Medium-Term Management Plan.”

We recorded restructuring costs related to improvements in our business structure in the amounts of ¥2.7 billion, ¥26.9 billion and ¥1.1 billion for the fiscal years ended March 31, 2018, 2019 and 2020, respectively. These expenses were included in other operating expenses in our consolidated statement of profit and loss.

Capital and Business Alliance with NTT Group

On June 25, 2020, we announced a capital and business alliance with the NTT group, pursuant to which Nippon Telegraph and Telephone Corporation intends to acquire 13,023,600 shares of our common stock (consisting of 12,376,600 newly issued shares and 647,000 treasury shares) via a third-party allotment at a price of ¥4,950 per share, or ¥64.5 billion in total. The share sale is expected to close in July 2020. The alliance aims to (i) strengthen the development and global expansion of compact integrated circuit (Digital Signal Processor) technology as well as ICT equipment integrating such technology, (ii) promote open radio access network (O-RAN) technology specifications and the global expansion of O-RAN compliant products and (iii) develop innovative technology that contributes to the realization and implementation of NTT group’s innovative optical and wireless network (IOWN) technology.

Joint Venture with Sharp Corporation

On March 25, 2020, we announced an agreement to transfer a 66% equity interest in NEC Display Solutions, Ltd. to Sharp Corporation in order to form a joint venture focused on the display solutions business. The transaction is expected to close by the end of 2020.

Sale of Our Battery Business

In March 2019, we sold all of the equity interest we held in NEC Energy Devices, Ltd., a Japanese battery electrode manufacturing subsidiary, to Envision Electrodes Corporation Ltd, a subsidiary of Envision Group, a Chinese renewable energy company. We also sold all of the equity interest we held in Automotive Energy Supply Corporation, a Japanese lithium ion battery assembling affiliate, to Nissan Motor Co., Ltd, a Japanese automobile manufacturer. In connection with the NEC Energy Devices transaction, we recorded ¥9.1 billion of gain on sale of subsidiaries’ stocks, which were included in other operating income in our consolidated statement of profit and loss for the fiscal year ended March 31, 2019. In connection with the Automotive Energy Supply transaction, we recorded ¥10.0 billion of gain on sales of associates, which were included in financial income in our consolidated statement of profit and loss.

Acquisition of KMD Holding ApS

In February 2019, we acquired all of the equity interest in KMD Holding ApS, a software and IT service provider in Denmark, from Advent International, a U.S. private equity firm. Our consideration for this acquisition was ¥48.4 billion. In connection with this acquisition, we recognized ¥87.8 billion of goodwill. In addition, we recorded ¥1.1 billion of acquisition-related costs, which were reflected in selling, general and administrative expenses for the fiscal year ended March 31, 2019. From the acquisition date until March 31, 2019, KMD Holding ApS contributed ¥6.6 billion to our consolidated revenue and ¥0.1 billion to our consolidated net profit. KMD Holding ApS belongs to the Global business segment and is expected to contribute to our strategy to grow the “Safer Cities” initiative.

Acquisition of Northgate Public Services Limited

In January 2018, we acquired 90.0% of the equity interest in Northgate Public Services Limited, a U.K. software and IT service provider for the public sector, from Cinven, a U.K. private equity firm. In March 2018, we acquired the remaining equity interest in Northgate Public Services Limited. Our consideration for the acquisition was ¥27.6 billion. In connection with this acquisition, we recognized ¥43.1 billion of goodwill. In addition, we recorded ¥1.0 billion of acquisition-related costs, which were reflected in selling, general and administrative expenses for the fiscal year ended March 31, 2018. From the acquisition date until March 31, 2018, Northgate Public Services Limited contributed ¥2.7 billion to our consolidated revenue and had a negative impact of ¥0.8 billion on our consolidated net profit. Northgate Public Services Limited belongs to the Global business segment and is expected to contribute to our strategy to grow the “Safer Cities” initiative.

Critical Accounting Estimates and Judgments

The notes to our consolidated financial statements included elsewhere in this annual report provide a summary of our significant accounting policies. The accounting policies are important to understanding our financial condition and results of operations. Some of these accounting policies require management to make difficult, complex and subjective estimates and judgments which relate to factors that are inherently uncertain and subject to change, and which may significantly affect the amounts reported in our consolidated financial statements.

Our management has assessed the impact of significant uncertainty introduced by the coronavirus pandemic on its accounting estimates and judgments based upon the information currently available. The areas for which estimating the potential effects of coronavirus and various governments’ counter-measures with respect to future macroeconomic conditions was of particular importance for the fiscal year ended March 31, 2020 are the recoverable amount in the impairment testing of non-financial assets and the recoverability of deferred tax assets. Given the uncertainties associated with the coronavirus pandemic, it is difficult for our management to estimate the overall future impact of the pandemic. As of March 31, 2020, our management has determined that the coronavirus pandemic is not expected to have a significant impact on our long-term operating results due to the nature of the ICT industry in which the Company operates and the expectation of continuing demand for investments in the digital transformation of society that is expected to continue following the coronavirus pandemic. However, while there was not a material adverse impact to our consolidated financial statements as of and for the fiscal year ended March 31, 2020, as events continue to evolve and additional information becomes available, actual results and outcomes in future reporting periods may differ materially from management’s estimates.

The following is a summary of the critical accounting estimates and judgments:

Revenue Recognition

Revenue for fixed price service contracts including system integrations and equipment constructions is in principle recognized by the method of measuring the progress based on the costs incurred to date as a percentage of the total estimated project costs. When milestones for the obligations to be performed by us are defined at contract inception, revenue is recognized based on completion of the contractual milestones. Revenue on ongoing service contracts is recognized by measuring the progress based on the period of services already provided over the entire service period. Where outsourcing services are charged on a per unit basis, such as data usage, revenue is recognized when the service is provided. Where services are charged on a time period basis, revenue is recognized evenly over the period of the service contract. For maintenance, in principle revenue is recognized over the period in which the services are provided; however, where the contracts are charged on a time basis, revenue is recognized on a time and materials basis.

We believe that our revenue recognition policies are a critical accounting estimate because management’s judgment is required in identifying an appropriate method that faithfully depicts our progress towards complete satisfaction of performance obligations. To measure progress of our performance obligation, the cost-to-cost method is used. Under this method, management calculates the percentage of the costs incurred to date to the total reasonably estimated costs to completely satisfy the performance obligation. Since costs often increase or decrease due to changes in circumstances subsequent to the commencement of our performance of a contractual obligation, management continuously reassesses the total estimated costs by comparing the costs incurred to date to the previously estimated costs.

Recognition and Measurement of Provisions

We recognize provisions for various obligations, including product warranty liabilities, provision for business structure improvement, asset retirement obligations and provision for loss on construction contracts and others. We believe that these provisions are a critical accounting estimate because management’s judgement is required to estimate the expenses expected to be required to settle an obligation or transfer an obligation to a third party, considering the risks and uncertainty related to the obligation as of the end of a reporting period.

With respect to provision for loss on construction contracts and others, such provision is recognized for the anticipated loss on certain of our contracts for system integrations and equipment constructions, including customized software development, and other projects if management determines that it is probable that the total estimated project cost for a project exceeds the total estimated revenue from the project and the loss amount can be reliably estimated.

Recoverable Amounts in Non-Financial Asset Impairment Testing

We recognize an impairment charge on a non-financial asset or a CGU and write down the carrying amount of such asset or CGU to its recoverable amount when we determine that the carrying amount of such asset or CGU exceeds its recoverable amount. Recoverable amount is the higher of fair value less costs of disposal or its value in use. In determining the recoverable amount of an asset or CGU, management uses estimates. For example, to measure the value in use of an asset or CGU, management calculates the future cash flows based on its estimate of a range of economic conditions that will exist over the remaining useful life of the asset or CGU. The estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects management’s current market assessments of the time value of money and the risks specific to the asset or CGU.

We believe that determining the recoverable amount of a non-financial asset or CGU is a critical accounting estimate because management’s judgement is required to estimate future cash flows derived from an asset or CGU, and appropriate discount rates considering the risks and uncertainty related to the future operations of the asset or CGU.

As of March 31, 2020, our management has determined that the coronavirus pandemic is not expected to have a significant impact on the Company’s long-term operating results. Accordingly, as of March 31, 2020, our management has determined that the coronavirus pandemic has not resulted in a material adverse impact on the recoverable amounts of the Company’s non-financial assets or CGUs.

Recoverability of Deferred Tax Assets

We consider the probability that a portion or all of future deductible temporary differences or unused tax losses can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, we consider the scheduled reversal of deferred tax liabilities, projected future taxable profits and tax planning strategies.

We believe that our accounting for the deferred tax assets is a critical accounting estimate because it requires us to evaluate and assess the probability of future taxable profit and our business plan, which are inherently uncertain.

As of March 31, 2020, our management has determined that the coronavirus pandemic is not expected to have a significant impact on the Company’s long-term operating results. Accordingly, our management has determined that, due to an increase in the probability of future taxable profit based on the improvement in the Company’s operating results for the fiscal year ended March 31, 2020 despite the impact of the coronavirus pandemic, the Company’s effective tax rate for the fiscal year ended March 31, 2020 was lower than the statutory tax rate. This improvement in the effective tax rate was mainly due to the recognition of deferred tax assets for previously unrecognized deductible temporary differences.

Accounting Changes and Recently Issued Accounting Pronouncements

See Notes 5 and 38 to our consolidated financial statements included elsewhere in this annual report.

A.	OPERATING RESULTS

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Revenue	¥2,844.4	¥2,913.4	¥3,095.2
Cost of sales	2,046.9	2,083.5	2,207.7

Gross profit	797.6	829.9	887.6
Selling, general and administrative expenses	729.9	743.0	752.7
Other operating expenses	3.9	29.1	7.3

Operating profit	63.9	57.8	127.6
Finance income	29.6	22.0	8.5
Finance costs	11.6	8.4	15.5
Share of profit of entities accounted for using the equity method	5.1	5.9	3.3

Profit before income taxes	86.9	77.3	124.0
Income taxes	26.8	25.4	11.3

Net profit	¥60.2	¥51.9	¥112.7

Seasonality

We derive a substantial portion of our revenue from Japanese national and local government contracts and large-scale ICT network and system platform contracts with private businesses in Japan. As a result, our revenue tends to be affected by the seasonality of their purchasing cycle and generally higher in the fourth quarter of each fiscal year, which ends on March 31. We believe this seasonality is caused by several factors, most notably the tendency of these customers’ procurement departments to prefer purchasing and accepting delivery of products and services at the end of their fiscal year, which also ends on March 31 in most cases, including the Japanese national and local governments and many private businesses in Japan.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

Revenue. Our revenue increased ¥181.8 billion, or 6.2%, to ¥3,095.2 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. This increase was due to a general increase in revenue across our business segments, including an increase in revenue of ¥84.4 billion in our Global business segment primarily due to an increase in revenue from the “Safer Cities” initiative as well as increased sales of submarine cable systems, an increase in revenue of ¥49.5 billion in our Network Services business segment primarily as a result of increased demand from telecom carriers based on increased investments in preparation for 5G deployment as well as the completion of a one-time large-scale project related to IT services for a telecom carrier, an increase in revenue of ¥48.5 billion in our System Platform business segment primarily as a result of increased sales of non-customized personal computers to corporate customers, an increase in revenue of ¥38.5 billion in our Public Solutions business segment primarily as a result of higher demand for IT services by local governments and healthcare service providers, an increase in revenue of ¥23.7 billion in our Enterprise business segment primarily due to stronger demand for IT services in the financial sector in Japan and an increase in revenue of ¥9.3 billion in our Public Infrastructure business segment primarily as a result of higher revenue from large-scale projects in the aerospace and defense sectors.

By geographical location of customers, our revenue from customers in Japan increased ¥118.9 billion, or 5.3%, to ¥2,343.3 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. This increase was primarily due to increased demand from telecom carriers based on increased investments in preparation for 5G deployment and the completion of a one-time large-scale project related to IT services for a telecom carrier, increased sales of non-customized personal computers to corporate customers and higher demand for IT services by local governments and healthcare service providers. Between the same periods, while our revenue from customers in Europe, Middle East and Africa increased ¥73.0 billion, or 45.3%, to ¥234.1 billion, which was primarily attributable to the impact of the consolidation of KMD Holding ApS, our revenue from customers in North America and Latin America decreased ¥10.3 billion, or 5.9%, to ¥164.1 billion mainly as a result of the completion of more large-scale projects in the previous fiscal year, including projects related to our “Safer Cities” initiative, and our revenue from customers in China, East Asia and Asia Pacific slightly increased to ¥353.8 billion.

Cost of sales. Our cost of sales increased ¥124.2 billion, or 6.0%, to ¥2,207.7 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The higher cost of sales primarily reflected the general increase in costs corresponding to the increase in revenue, particularly for the Global, System Platform and Network Services business segments. As a percentage of revenue, cost of sales decreased to 71.3% for the fiscal year ended March 31, 2020 compared to 71.5% for the previous fiscal year.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased ¥9.7 billion, or 1.3%, to ¥752.7 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase primarily reflected the general increase in costs corresponding to the increase in revenue. As a percentage of revenue, selling, general and administrative expenses decreased to 24.3% for the fiscal year ended March 31, 2020 compared to 25.5% for the previous fiscal year.

Other operating expenses. We recorded ¥7.3 billion of other operating expenses for the fiscal year ended March 31, 2020 compared to ¥29.1 billion of other operating expenses for the previous fiscal year. This decrease mainly reflected the large decrease in business structure improvement cost to ¥1.1 billion for the fiscal year ended March 31, 2020 from ¥26.9 billion for the previous fiscal year. The high level of business structure improvement cost for the fiscal year ended March 31, 2019 was mainly due to the incurrence of ¥20.1 billion of expenses in connection with the implementation of a voluntary early employee retirement program.

Finance income. Our finance income decreased ¥13.5 billion, or 61.4%, to ¥8.5 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. This decrease was primarily due to the decrease in gain on sale of associates to ¥0.1 billion for the fiscal year ended March 31, 2020 compared to ¥12.6 billion for the previous fiscal year. The high level of gain on sale of associates for the fiscal year ended March 31, 2019 was mainly due to sales of shares of Automotive Energy Supply Corporation.

Finance costs. Our finance costs increased by ¥7.1 billion, or 84.6%, to ¥15.5 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. This increase was primarily due to an increase in interest expenses of ¥3.0 billion, mainly due to the adoption of IFRS 16 on April 1, 2019, as well as foreign exchange losses of ¥3.6 billion compared to a lack of foreign exchange losses in the previous fiscal year.

Share of profit of entities accounted for using the equity method. Share of profit of entities accounted for using the equity method decreased ¥2.6 billion, or 43.4%, to ¥3.3 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The decrease was primarily due to a decrease in the net profit of NEC Capital Solutions Limited, an equity-method affiliate.

Income taxes. Our income tax expenses for the fiscal year ended March 31, 2020 were ¥11.3 billion consisting of ¥25.4 billion of current tax expenses and ¥14.2 billion of deferred tax benefit, compared to ¥25.4 billion consisting of ¥18.8 billion of current tax expenses and ¥6.6 billion of deferred tax expenses for the previous fiscal year. Our effective tax rate for the fiscal year ended March 31, 2020 was 9.1% compared to the statutory tax rate of 30.5% applicable in Japan, which was primarily due to the recognition of previously unrecognized deductible temporary differences as well as the revaluation of deferred tax assets due to management’s expectation that the Company will be able to generate additional future taxable profits. Our effective tax rate for the previous fiscal year was 32.8% compared to the statutory tax rate of 30.5% applicable in Japan.

Net profit. Our net profit increase ¥60.8 billion, or 117.1%, to ¥112.7 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. As a percentage of revenue, net profit increase to 3.6% from 1.8%.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Revenue. Our revenue increased ¥69.0 billion, or 2.4%, to ¥2,913.4 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. We benefited from stronger demand for IT services particularly in the public and financial sectors in Japan, resulting in an increase in revenue of ¥17.8 billion for our Public Solutions business segment, an increase in revenue of ¥26.6 billion for our Enterprise business segment and an increase in revenue of ¥11.6 billion for our System Platform business segment. We also benefited from investments by telecommunications carriers in Japan to enhance their network infrastructure, resulting in an increase in revenue of ¥17.8 billion for our Network Services business segment. These positive trends were offset partially by declines in sales of displays and software services for service providers in overseas markets, resulting in a decrease in revenue of ¥11.1 billion for our Global business segment.

By geographical location of customers, our revenue from customers in Japan increased ¥120.1 billion, or 5.7%, to ¥2,224.3 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. This increase was primarily due to stronger demand for IT services by our corporate customers as well as an increase in telecommunications-related construction projects. Between the same periods, while our revenue from customers in Europe, Middle East and Africa increased ¥6.3 billion, or 4.1%, to ¥161.1 billion due primarily to the impact of the consolidation of Northgate Public Services Limited, our revenue from customers in North America and Latin America decreased ¥10.9 billion, or 5.9%, to ¥174.4 billion mainly as a result of increased competition in the display market, and our revenue from customers in China, East Asia and Asia Pacific decreased ¥46.5 billion, or 11.6%, to ¥353.6 billion due to a decrease in sales by JAE.

Cost of sales. Our cost of sales increased ¥36.7 billion, or 1.8%, to ¥2,083.5 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The higher cost of sales primarily reflected the general increase in costs corresponding to the increase in revenue, particularly for the Enterprise, System Platform and Network Services business segments. As a percentage of revenue, cost of sales decreased to 71.5% for the fiscal year ended March 31, 2019 compared to 72.0% for the previous fiscal year. This improvement mainly reflected the positive effect of cost reduction measures implemented in the Global business segment.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased ¥13.2 billion, or 1.8%, to ¥743.0 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The increase was primarily attributable to the impact of the consolidation of Northgate Public Services Limited. As a percentage of revenue, selling, general and administrative expenses decreased to 25.5% for the fiscal year ended March 31, 2019 compared to 25.7% for the previous fiscal year.

Other operating income (expenses). We recorded ¥29.1 billion of other operating expenses for the fiscal year ended March 31, 2019 compared to ¥3.9 billion of other operating expenses for the previous fiscal year. This mainly reflected an increase of ¥24.2 billion in business structure improvement costs, including expenses related to personnel reductions, and an increase of ¥11.1 billion in impairment losses, which more than offset an increase of ¥9.0 billion in other operating income from the gain on sales of subsidiaries’ stocks. Our business structure improvement costs increased to ¥26.9 billion from ¥2.7 billion primarily as a result of incurring ¥20.1 billion of expenses in connection with the implementation of a voluntary early employee retirement program. Impairment losses increased to ¥12.6 billion from ¥1.5 billion, with impairment losses on property, plant and equipment increasing to ¥7.7 billion from ¥0.5 billion and impairment losses on goodwill increasing to

¥2.9 billion from ¥0.8 billion. The ¥7.7 billion impairment losses on property, plant and equipment were recognized mainly as a result of our decision to close NEC Tsukuba Research Laboratories. The ¥2.9 billion impairment losses were recognized on the goodwill recorded in connection with the acquisition of an IT services subsidiary currently belonging to the Global business segment.

Finance income. Our finance income decreased ¥7.6 billion, or 25.6%, to ¥22.0 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. This decrease was primarily due to a ¥4.2 billion decrease in gain on sale of associates as well as the lack of gain on sales of equity instruments in the fiscal year ended March 31, 2019.

Finance costs. Our finance costs decreased by ¥3.2 billion, or 27.6%, to ¥8.4 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. This was primarily due to a decrease in foreign exchange losses to nil from ¥3.1 billion as a result of a weakening of the yen against the dollar during the fiscal year ended March 31, 2019.

Share of profit of entities accounted for using the equity method. Share of profit of entities accounted for using the equity method increased ¥0.8 billion, or 15.9%, to ¥5.9 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The increase was primarily due to the improved performance of NEC Capital Solutions Limited, an equity-method affiliate.

Income taxes. Our income tax expenses for the fiscal year ended March 31, 2019 were ¥25.4 billion consisting of ¥18.8 billion of current tax expenses and ¥6.6 billion of deferred tax expenses, compared to ¥26.8 billion consisting of ¥21.0 billion of current tax expenses and ¥5.8 billion of deferred tax expenses for the previous fiscal year. Our effective tax rate for the fiscal year ended March 31, 2019 was 32.8% compared to the statutory tax rate of 30.5% applicable in Japan. Our effective tax rate for the previous fiscal year was 30.8% compared to the statutory tax rate of 31.0% applicable in Japan.

Net profit. Our net profit decreased ¥8.2 billion, or 13.7%, to ¥51.9 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. As a percentage of revenue, net profit decreased to 1.8% from 2.1%.

Segment Analysis

The following table sets forth our revenue by segment for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Revenue:(1)(2)
Public Solutions	¥268.3	¥286.2	¥324.6
Public Infrastructure	624.8	621.9	631.1
Enterprise	405.2	431.8	455.5
Network Services	442.5	460.3	509.8
System Platform	488.6	500.2	548.7
Global	420.5	409.4	493.8
Others	194.6	203.7	131.7

Total revenue	¥2,844.4	¥2,913.4	¥3,095.2

(1)	Revenue from external customers, excluding intersegment revenue.
(2)

The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

In order to measure the underlying profitability of our segments, we evaluate segment profit by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (such as financial advisory fees) from selling, general and administrative expenses and other operating expenses for the segment. The following table sets forth our segment profit for the periods indicated. The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Segment profit (loss):(1)
Public Solutions	¥4.4	¥7.2	¥18.6
Public Infrastructure	50.6	45.4	53.9
Enterprise	36.2	35.8	37.2
Network Services	22.9	20.7	38.2
System Platform	29.3	20.1	48.9
Global	(24.0)	(22.5)	(3.8)
Others	(3.1)	19.0	9.4
Reconciling items(2)	(43.8)	(55.7)	(56.5)

Total segment profit	72.5	69.9	145.8

Amortization of intangible assets(3)	(7.4)	(10.4)	(17.0)
M&A-related expenses(4)	(1.2)	(1.8)	(1.2)

Total operating profit	¥63.9	¥57.8	¥127.6

(1)

Segment profit (loss) is calculated by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (such as financial advisory fees) from selling, general and administrative expenses and other operating expenses for the applicable segment.

(2)

The amount represents expenses and costs that were not allocated to any business segment, including corporate expenses, such as general and administrative expenses incurred at our headquarters and certain research and development expenses.

(3)

Amortization of intangible assets has been deducted mainly with respect to our acquisitions of Northgate Public Services Limited in January 2018 (with the remaining shares acquired in March 2018), KMD Holding ApS in February 2019 and OncoImmunity AS in July 2019.

(4)

M&A-related expenses consists of consulting fees, fees of financial advisors, accountant fees and legal fees in connection with (i) for the fiscal year ended March 31, 2018, our acquisition of Northgate Public Services Limited in January 2018 (with the remaining shares acquired in March 2018), (ii) for the fiscal year ended March 31, 2019, our acquisition of KMD Holding ApS in February 2019 and (iii) for the fiscal year ended March 31, 2020, our acquisition of OncoImmunity AS in July 2019.

The following table sets forth our depreciation expenses for property, plant and equipment, and amortization of software and other intangible assets by segment for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Depreciation and amortization:(1)
Public Solutions	¥3.9	¥3.9	¥3.9
Public Infrastructure	31.6	33.2	40.4
Enterprise	4.9	4.6	6.7
Network Services	7.6	7.6	9.5
System Platform	15.2	14.3	16.9
Global	11.2	14.2	27.9
Others	16.2	16.1	42.9
Reconciling items(2)	5.4	5.9	18.1

Total depreciation and amortization	¥96.0	¥99.7	¥166.4

(1)

The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

(2)	The amount represents depreciation and amortization that were not allocated to any business segment, such as that incurred at our headquarters.

The increase in depreciation and amortization for the fiscal year ended March 31, 2020 as compared to the previous fiscal year was primarily attributable to increased depreciation expenses for right-of-use assets on leases previously classified as operating leases resulting from the adoption of IFRS 16 on April 1, 2019.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

Public Solutions. Revenue for the Public Solutions business segment increased ¥38.5 billion, or 13.4%, to ¥324.6 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase primarily reflected increased sales of ICT systems to local governments and healthcare service providers. Segment profit for the Public Solutions business segment increased ¥11.4 billion, or 157.0%, to ¥18.6 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase was mainly attributable to the increase in revenue as well as the impact of approximately ¥2.0 billion of business structure improvement costs in the previous fiscal year due mainly to the implementation of a voluntary early employee retirement program.

Public Infrastructure. Revenue for the Public Infrastructure business segment increased ¥9.3 billion, or 1.5%, to ¥631.1 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase primarily reflected higher revenue from large-scale projects in the aerospace and defense sectors. Segment profit for the Public Infrastructure business segment increased ¥8.5 billion, or 18.7%, to ¥53.9 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase was mainly attributable to the increase in revenue, increased profitability from projects in the aerospace and defense sector as compared to projects in the previous fiscal year as well as profitability improvements due to the impact of business structure improvements implemented in the previous fiscal year.

Enterprise. Revenue for the Enterprise business segment increased ¥23.7 billion, or 5.5%, to ¥455.5 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase primarily reflected growth in sales in the financial sector as customers increased their ICT system investments. Segment profit for the Enterprise business segment increased ¥1.3 billion, or 3.8%, to ¥37.2 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase in segment profit mainly reflected the increase in revenue.

Network Services. Revenue for the Network Services business segment increased ¥49.5 billion, or 10.8%, to ¥509.8 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase was primarily due to increased demand from telecom carriers based on increased investments in preparation for 5G deployment as well as the completion of a one-time large-scale project related to IT services for a telecom carrier. Segment profit for the Network Services business segment increased ¥17.5 billion, or 84.8%, to ¥38.2 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase in segment profit mainly reflected the increase in revenue.

System Platform. Revenue for the System Platform business segment increased ¥48.5 billion, or 9.7%, to ¥548.7 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase primarily reflected increased sales of non-customized personal computers to corporate customers. Segment profit for the System Platform business segment increased ¥28.8 billion, or 143.3%, to ¥48.9 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase was mainly attributable to the increase in revenue as well as the impact of approximately ¥8.0 billion of business structure improvement costs in the previous fiscal year due mainly to the implementation of a voluntary early employee retirement program.

Global. Revenue for the Global business segment increased ¥84.4 billion, or 20.6%, to ¥493.8 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. The increase primarily reflected an increase in revenue from the “Safer Cities” initiative as well as increased sales of submarine cable systems. The Global business segment recorded ¥3.8 billion of segment loss for the fiscal year ended March 31, 2020, compared to ¥22.5 billion of segment loss for the previous fiscal year. The decrease in the amount of segment loss for the fiscal year ended March 31, 2020 primarily reflected the increase in revenue, improved profitability due to the impact of business structure improvements relating to the optimization of overseas offices and impairment losses on property, plant and equipment and goodwill incurred in the previous fiscal year.

Others. Revenue for our other businesses decreased ¥72.0 billion, or 35.4%, to ¥131.7 billion for the fiscal year ended March 31, 2020 compared to the previous fiscal year. This decrease in revenue primarily reflected the sale of our battery electrode manufacturing business in March 2019 and the sale of our lighting equipment manufacturing business in April 2019. Segment profit for our other businesses for the fiscal year ended March 31, 2020 was ¥9.4 billion, compared to ¥19.0 billion of segment profit for the previous fiscal year. The decrease was mainly attributable to the lack of profits from the operations and sale of our battery electrode manufacturing business following its sale during the fiscal year ended March 31, 2019.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Public Solutions. Revenue for the Public Solutions business segment increased ¥17.8 billion, or 6.6%, to ¥286.2 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The increase primarily reflected larger sales of ICT systems for public and healthcare service providers and fire control and disaster prevention systems following the expiration of the periods of our debarment from participating in bidding for public contracts in Japan. Segment profit for the Public Solutions business segment increased ¥2.8 billion, or 63.9%, to ¥7.2 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The increase mainly reflected the positive impact of the increase in revenue of ¥17.8 billion, which was partially offset by the negative impact of an increase in business structure improvement costs in connection with the implementation of a voluntary early employee retirement program which accounted for approximately ¥2.0 billion of expenses.

Public Infrastructure. Revenue for the Public Infrastructure business segment decreased ¥2.9 billion, or 0.5%, to ¥621.9 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. Although we had an increase in sales from large-scale projects in the aerospace and defense sector, this was substantially offset by the decrease in sales of mobile and industrial equipment by JAE as a result of decreased capital investment originating from China. Segment profit for the Public Infrastructure business segment decreased ¥5.3 billion, or 10.4%, to ¥45.4 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The decrease was mainly attributable to business structure improvement costs in connection with the implementation of a voluntary early employee retirement program which accounted for approximately ¥1.0 billion of expenses.

Enterprise. Revenue for the Enterprise business segment increased ¥26.6 billion, or 6.6%, to ¥431.8 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The increase primarily reflected growth in sales in the manufacturing, retail and services, and financial sectors as customers in these sectors increased their ICT system investments. However, segment profit for the Enterprise business segment decreased ¥0.4 billion, or 1.2%, to ¥35.8 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. Although segment profit from the system implementation service business increased, segment profit was negatively affected by larger expenses for research and development relating to AI and IoT technology and business structure improvement costs in connection with the implementation of a voluntary early employee retirement program which accounted for approximately ¥1.0 billion of expenses.

Network Services. Revenue for the Network Services business segment increased ¥17.8 billion, or 4.0%, to ¥460.3 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The increase was primarily due to growth in sales for the network infrastructure business, reflecting larger demand for network construction work, and the mobile telecommunications carrier business, reflecting a contract with Rakuten Mobile, Inc., the most recent entrant into the Japanese mobile telecommunications market. However, segment profit for the Network Services business segment decreased ¥2.2 billion, or 9.6%, to ¥20.7 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. Despite an improvement in the profitability of the network infrastructure business, the segment profit was negatively affected by losses on an ICT service project and business structure improvement costs in connection with the implementation of a voluntary early employee retirement program which accounted for approximately ¥2.0 billion of expenses.

System Platform. Revenue for the System Platform business segment increased ¥11.6 billion, or 2.4%, to ¥500.2 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The increase primarily reflected growth in hardware sales, particularly personal computers for business use following the announcement of Microsoft Corporation’s plan to terminate the support services for the Windows 7 operating system. However, segment profit for the System Platform business segment decreased ¥9.2 billion, or 31.5%, to ¥20.1 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The decrease was mainly attributable to business structure improvement costs in connection with the implementation of a voluntary early employee retirement program which accounted for approximately ¥8.0 billion of expenses and the closure of two manufacturing plants in Japan, which more than offset the positive impact of the increase in revenue.

Global. Revenue for the Global business segment decreased ¥11.1 billion, or 2.6%, to ¥409.4 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. The decrease primarily reflected weaker demand for software services for service providers and lower sales of displays particularly in the United States where price competition intensified, although revenue from the “Safer Cities” initiative increased as a result of our acquisition of Northgate Public Services Limited (in January 2018, with the remaining shares acquired in March 2018). The Global business segment recorded ¥22.5 billion of segment loss for the fiscal year ended March 31, 2019, compared to ¥24.0 billion of segment loss for the previous fiscal year. The segment loss for the fiscal year ended March 31, 2019 primarily reflected the decrease in revenue of ¥11.1 billion, business structure improvement costs relating to the optimization of overseas offices, and impairment losses on property, plant and equipment and goodwill, more than offsetting the positive impact of improvements in the profitability of the mobile wireless backhaul business through a strategic focus on selected product models and projects and in the profitability of the software services for service providers business and the “Safer Cities” initiative.

Others. Revenue for our other businesses increased ¥9.2 billion, or 4.7%, to ¥203.7 billion for the fiscal year ended March 31, 2019 compared to the previous fiscal year. This increase was due primarily to increased sales by our battery electrode manufacturing business prior to its sale in March 2019. Segment profit for our other businesses for the fiscal year ended March 31, 2019 was ¥19.0 billion, compared to ¥3.1 billion of segment loss for the previous fiscal year. The improvement was mainly attributable to gain on sale of shares of our battery electrode manufacturing business.

Foreign Currency Fluctuations

For a discussion of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Governmental Factors

For a discussion of the governmental factors that could materially affect our operations, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Operations—We conduct a substantial amount of business with a concentrated customer base, and our business could suffer if they encounter business problems or decide to reduce their business with us.”

B.	LIQUIDITY AND CAPITAL RESOURCES

We meet our liquidity and capital needs mainly with cash flows from operations, borrowings from banks and other institutional lenders and funding from the capital markets, such as offerings of commercial paper and other debt securities. Our liquidity and capital needs principally relate to capital expenditures, research and development expenses, personnel expenses, procurement of raw material and components, and financial obligations, as well as acquisitions of companies. Our working capital, which is defined as current assets less current liabilities, as of March 31, 2020 was ¥477.1 billion. In our opinion, the working capital is sufficient for our present requirements. As of the date of this annual report, we do not expect that the coronavirus pandemic will materially affect our working capital.

The following table provides information for the credit ratings of our short-term borrowing and long-term debt from rating agencies, Standard & Poor’s Ratings Group (S&P), Japan Credit Rating Agency, Ltd. (JCR), and Rating and Investment Information, Inc. (R&I), as of March 31, 2020. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

	S&P	JCR	R&I
Short-term borrowing	A-3	n.a.	a-1
Long-term debt	BBB-	A	A-

We endeavor to maintain appropriate and stable credit ratings in order to ensure access to sufficient funding in the financial and capital markets and financial flexibility in our liquidity and capital management. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Operations—We may not be able to obtain additional financing necessary to meet our funding needs due to a decline in our credit profile, difficult financial market conditions and other factors, and this may have a material adverse effect on our business.”

Sources of Funding and Liquidity

Our primary sources of funding and liquidity are cash flows from operations, borrowings from banks and other institutional lenders and funding from the capital markets, such as offerings of commercial paper and other debt securities, each of which are described below in further detail. As of March 31, 2020, we had ¥359.3 billion of cash and cash equivalents. As a result of our operating and investment activities, we had ¥177.8 billion of net cash inflows for the fiscal year ended March 31, 2020, ¥12.4 billion of net cash outflows for the fiscal year ended March 31, 2019 and ¥115.8 billion of net cash inflows for the fiscal year ended March 31, 2018.

For short-term funding, we primarily rely on short-term borrowings although we also issue commercial paper in Japan from time to time. We had ¥97.0 billion of short-term borrowings outstanding as of March 31, 2020. Under our current ¥500.0 billion commercial paper program, we had no commercial paper outstanding as of March 31, 2020.

As of March 31, 2020, we had committed credit facilities from financial institutions in Japan totaling ¥328.0 billion. As of March 31, 2020, we had ¥2.0 billion drawn from our committed credit facilities. Cash and cash equivalents, together with undrawn committed credit facilities, amounted to ¥685.3 billion as of March 31, 2020.

For long-term funding, we have from time to time issued corporate bonds primarily to investors in Japan. We currently have a straight corporate bond issuance program in Japan of up to ¥300.0 billion in addition to already issued bonds. Under this program, we had straight unsecured corporate bonds outstanding (including current portion) in the aggregate principal amount of ¥200.0 billion as of March 31, 2020. As of the same date, we also had ¥223.2 billion of long-term borrowings (including current portion) from banks.

As of the date of this annual report, we do not currently expect to encounter any material difficulties with accessing the capital markets in Japan despite the ongoing coronavirus pandemic. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition.”

Cash Flows

The following table shows our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Net cash provided by (used in):
Operating activities	¥130.0	¥64.2	¥261.9
Investing activities	(14.2)	(76.7)	(84.0)
Financing activities	(7.2)	(50.5)	(91.7)
Effect of exchange rate changes on cash and cash equivalents	(2.4)	(1.3)	(4.5)

Net increase (decrease) in cash and cash equivalents	¥106.1	¥(64.2)	¥81.6

Decrease in cash and cash equivalents resulting from transfer to assets held for sale	(0.0)	(3.5)	(0.7)

Cash and cash equivalents at period end	¥346.0	¥278.3	¥359.3

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

We had ¥261.9 billion of net cash inflows from operating activities for the fiscal year ended Mach 31, 2020, an increase of ¥197.6 billion compared to the previous fiscal year. This increase primarily reflected an increase in profit before income taxes of ¥46.7 billion and an increase in depreciation and amortization of ¥66.6 billion, mainly due to increased depreciation expenses for right-of-use assets on leases previously classified as operating leases resulting from the adoption of IFRS 16 on April 1, 2019.

We used ¥84.0 billion of net cash in investing activities for the fiscal year ended March 31, 2020 compared to ¥76.7 billion used for the previous fiscal year. The larger net cash outflows mainly reflected an increase in purchases of property, plant and equipment of ¥23.9 billion.

We used ¥91.7 billion of net cash in financing activities for the fiscal year ended March 31, 2020 compared to ¥50.5 billion used for the previous fiscal year. The larger net cash outflows mainly reflected a decrease in short-term borrowings of ¥52.6 billion primarily due to the issuance of ¥30.0 billion of commercial paper in the previous fiscal year, a decrease in repayments of long-term borrowings of ¥109.1 billion due to the repayment of long-term borrowings of KMD A/S, a consolidated subsidiary, in the previous fiscal year, a lack of proceeds from issuance of bonds compared to the proceeds of ¥50.0 billion from issuance of bonds in the previous fiscal year and the recording of repayments of lease liabilities of ¥53.6 billion following the application of IFRS 16 from April 1, 2019.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

We had ¥64.2 billion of net cash inflows from operating activities for the fiscal year ended Mach 31, 2019, a decrease of ¥65.7 billion compared to the previous fiscal year. This decrease primarily reflected the decline in our profit before income taxes of ¥9.6 billion and the impact of the decrease in our trade and other receivables of ¥196.8 billion as a result of nil due from customers for contract work as of March 31, 2019 as compared to ¥240.1 billion due from customers for contract work as of March 31, 2018.

We used ¥76.7 billion of net cash in investing activities for the fiscal year ended March 31, 2019 compared to ¥14.2 billion used for the previous fiscal year. The larger net cash outflows mainly reflected our increased investments in acquisitions, such as the acquisition of KMD Holding ApS in February 2019. Additionally, the one-time impact of a high level of proceeds from loan receivable collections related to sale of an investment in an associate contributed to the lower amount of net cash used in investing activities in the fiscal year ended March 31, 2018 as compared to the fiscal year ended March 31, 2019.

We used ¥50.5 billion of net cash in financing activities for the fiscal year ended March 31, 2019 compared to ¥7.2 billion used for the previous fiscal year. The larger net cash outflows mainly reflected an increase of ¥91.9 billion in our repayments of long-term borrowings and a decrease of ¥50.0 billion in proceeds from issuance of bonds.

Short-term Financing

The balance of our short-term financing was ¥110.6 billion and ¥97.0 billion as of March 31, 2019 and 2020, respectively.

Our short-term financing as of March 31, 2019 and 2020 consisted of the following:

	As of March 31,
	2019	2020
	(billions of yen)
Short-term borrowings (average interest rate of 2.66% as of March 31, 2020)	¥80.6	¥97.0
Commercial paper	30.0	—

Total	¥110.6	¥97.0

Long-term Financing

The balance of our long-term financing was ¥436.1 billion and ¥422.8 billion as of March 31, 2019 and 2020, respectively.

Our long-term financing as of March 31, 2019 and 2020 consisted of the following:

	As of March 31,
	2019	2020
	(billions of yen)
Long-term borrowings (including current portion) (average interest rate of 0.95% as of March 31, 2020)	¥236.7	¥223.2
Bonds (including current portion)	199.4	199.6

Total	¥436.1	¥422.8

As of March 31, 2020, the following bonds (excluding current portion) were outstanding:

As of March 31, 2020
(billions of yen)
NEC 48th unsecured 0.658% bonds due July 15, 2022 (issued on July 17, 2015)	¥20.0
NEC 50th unsecured 0.290% bonds due June 15, 2022 (issued on June 15, 2017)	34.9
NEC 51st unsecured 0.360% bonds due June 14, 2024 (issued on June 15, 2017)	24.9
NEC 52nd unsecured 0.455% bonds due June 15, 2027 (issued on June 15, 2017)	14.9
NEC 53rd unsecured 0.260% bonds due September 21, 2023 (issued on September 21, 2018)	29.9
NEC 54th unsecured 0.360% bonds due September 19, 2025 (issued on September 21, 2018)	10.0
NEC 55th unsecured 0.500% bonds due September 21, 2028 (issued on September 21, 2018)	10.0

Total	¥144.6

Financial and Other Liabilities

See “—F. Tabular Disclosure of Contractual Obligations.”

Capital Expenditures

The following table sets forth our capital expenditures, including investments in property, plant and equipment, software and other intangible and tangible assets, that are capitalized by segment for the fiscal year ended March 31, 2020:

Fiscal year ended March 31, 2020
(billions of yen)
Capital expenditures:(1)
Public Solutions	¥6.2
Public Infrastructure	46.2
Enterprise	10.8
Network Services	17.2
System Platform	18.9
Global	57.7
Others	33.2
Reconciling items(2)	19.2

Total capital expenditures	¥209.4

(1)

The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

(2)	The amount represents capital expenditures that were not allocated to any business segment, such as that incurred at our headquarters.

For a description of our planned investments in property, plant and equipment for the fiscal year ended March 31, 2021, see “Item 4.D. Information on the Company—Property, Plant and Equipment.”

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Since the establishment of our first research laboratory in 1939, we have consistently recognized that our research and development activities are a critical component of our success. We have devoted and plan to continue to devote significant financial, personnel, and other resources to research and development efforts.

We have allocated approximately 4% of our revenue to research and development in recent periods. The following table sets forth our research and development expenses for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen except percentages)
Research and development expenses	¥108.1	¥108.1	¥109.8
As a percentage of revenue	3.8%	3.7%	3.5%

The following table sets forth our research and development expenses by segment for the periods indicated:

	Fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Research and development expenses(1):
Public Solutions	¥1.8	¥2.3	¥4.8
Public Infrastructure	8.4	9.6	11.6
Enterprise	4.6	5.7	4.6
Network Services	22.0	20.7	20.3
System Platform	23.6	20.8	21.1
Global	24.6	22.9	17.7
Others	23.1	26.2	29.6

Total	¥108.1	¥108.1	¥109.8

(1)

The information in this table reflects the segment organizational changes described in “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.” Please also see Note 6 to our consolidated financial statements included elsewhere in this annual report.

Our basic research and development policy is to focus our resources strategically on areas of innovation where we own unique and industry-leading technology assets. In particular, we have concentrated our investments in data science and ICT platform technologies in recent periods. In the data science area, we pursue development of AI and IoT technologies for mass data visualization, analysis and utilization that will enable us to provide new value for our customers in the midst of society’s digital transformation. In the ICT platform area, we pursue development of security technologies that will better ensure secure operation of information and communications systems as well as computing and networking technologies that will enable us to more timely and flexibly meet the constantly changing needs in the information and communications market. Our research and development efforts are global in scope, and we have research and development centers located in the Americas, Europe, Singapore and China. In July 2018, we established a new research and development center in India with a focus on solutions for developing countries. We also pursue research partnerships in the pursuit of cutting-edge technology development, and in March 2019 we established a specialized laboratory for the development of quantum computing technologies at the National Institute of Advanced Industrial Science of Technology facility in Tsukuba, Japan.

For a more detailed discussion on our intellectual property, see “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”

D.	TREND INFORMATION

See the discussions in “Item 4.B Information on the Company—Business Overview,” “—Introduction,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

Additionally, we believe the ICT industry is entering a period of significant change. In the past, the telecommunications market has experienced evolutions in technological standards approximately every ten years, and these evolutions have accompanied wide-scale adoption of the latest generation of mobile networks. For example, 3G mobile networks were introduced around 2000 and 4G mobile networks were introduced around 2010. The move to a new standard of mobile network prompts industry-wide reinvestment, including sales of equipment corresponding to the new standard as well as consulting services to provide solutions and systems that are compatible with the new standard. The industry is currently in the initial stages of the move to 5G mobile networks, which we expect will involve a similar need for industry-wide reinvestment. Industry reinvestment may result in increased demand for ICT solutions, but we expect intense competition in the marketplace to continue.

In addition to the trend toward 5G mobile networks, we believe that there will be continuing widespread progress towards the digitization of government processes around the world, ranging from digitized administrative services to biometric authentication at airports. Our “Safer Cities” initiative within our Global business segment provides public safety solutions and digital government solutions to address this trend.

With respect to the ongoing coronavirus pandemic, because the overall duration and scope of the pandemic as well as possible additional government countermeasures are unknown, it is difficult for our management to estimate the future impact of the pandemic on our financial results. However, based on currently available information, our management does not expect that the coronavirus pandemic will have as significant an impact on our operating results compared to companies in many other industries because the technologies and solutions that we provide to customers generally relate to underlying ICT systems and infrastructure that are necessary for our customers’ continued operations. We believe that the ICT industry is currently entering a period of significant reinvestment due to a process that we refer to as the “Digital Transformation (DX)” of society, which includes developments such as the ongoing transition to 5G mobile networks as well as the digitization of government processes around the world. Accordingly, the technologies and solutions that we provide will continue to be necessary for our customers to update and maintain their underlying ICT systems and infrastructure throughout this technological transition period. At the same time, we believe our operating results in the near term could be temporarily adversely impacted due to a decline in the investment appetites of some customers, particularly in the private sector. For additional information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition,” “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus Pandemic” and “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2019 and 2020, we did not have any off-balance sheet arrangements which have, or are reasonably likely to have, a material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows a summary of our cash requirements for certain contractual obligations as of March 31, 2020:

	Carrying amount	Contractual cash flows	1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
	(billions of yen)
Non-derivative financial liabilities:
Short-term borrowings	¥97.0	¥99.5	¥99.5	¥—	¥—	¥—	¥—	¥—
Long-term borrowings	223.2	332.2	6.1	6.7	44.5	43.7	3.9	227.3
Bonds	199.6	202.2	55.6	0.6	55.4	30.3	25.2	35.1
Lease liabilities	155.6	162.3	49.8	38.1	29.7	17.5	12.3	14.9
Derivative financial liabilities:
Forward exchange contracts	1.1	1.1	0.8	0.2	0.0	0.0	0.0	—

Total	¥676.5	¥797.2	¥211.8	¥45.6	¥129.7	¥91.4	¥41.4	¥277.3

In addition to the above, we have ¥1.9 billion of contractual commitments for the purchase of property, plant and equipment and ¥0.6 billion of contractual commitments for the purchase of intangible assets, mainly payable within the fiscal year ending March 31, 2021.

We also plan to contribute ¥18.1 billion to our defined benefit pension plans during the fiscal year ending March 31, 2021. Contributions beyond the next fiscal year are not currently determinable. See Note 22 to our consolidated financial statements included elsewhere in this annual report.

G.	SAFE HARBOR

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the members of our board of directors as of June 30, 2020, together with their respective dates of birth, positions and business experience:

Name (Date of Birth)	Position in NEC	Business Experience
Nobuhiro Endo (November 8, 1953)	Chairman of the Board	April 1981	Joined NEC Corporation
		July 2005	Senior General Manager, Mobile Network Operations Unit, NEC
		April 2006	Senior Vice President and Executive General Manager, Mobile Network Operations Unit, NEC
		April 2009	Executive Vice President, NEC
		June 2009	Member of the Board and Executive Vice President, NEC
		April 2010	Representative Director and President, NEC

Name (Date of Birth)	Position in NEC	Business Experience
		April 2016	Representative Director and Chairman of the Board, NEC
		June 2019	Chairman of the Board, NEC (incumbent)

Takashi Niino (September 8, 1954)	Representative Director, President and CEO	April 1977	Joined NEC Corporation
		April 2004	Executive General Manager, 2nd Solutions Sales Operations Unit, NEC
		April 2005	Senior General Manager, 3rd Solutions Operation Unit, NEC
		April 2006	Executive General Manager, Financial Solutions Operations Unit, NEC
		April 2008	Senior Vice President and Executive General Manager, Financial Solutions Operations Unit, NEC
		August 2008	Senior Vice President, NEC
		April 2010	Executive Vice President, NEC
		June 2011	Member of the Board and Executive Vice President, NEC
		July 2011	Member of the Board, Executive Vice President and CSO (Chief Strategy Officer), NEC
		April 2012	Representative Director, Senior Executive Vice President, CSO and CIO (Chief Information Officer), NEC
		April 2016	Representative Director, President and CEO, NEC (incumbent)

Takayuki Morita (February 5, 1960)	Representative Director, Senior Executive Vice President and CFO	April 1983	Joined NEC Corporation
		April 2002	General Manager, Business Development Division, NEC
		April 2006	Senior Vice President and Executive General Manager, Corporate Business Development Unit, NEC
		April 2008	Senior Vice President, NEC
		July 2011	Executive Vice President, NEC

Name (Date of Birth)	Position in NEC	Business Experience
		April 2016	Executive Vice President and CGO (Chief Global Officer), NEC
		June 2016	Member of the Board, Executive Vice President and CGO, NEC
		April 2018	Representative Director and Senior Executive Vice President, NEC
		June 2018	Representative Director, Senior Executive Vice President and CFO, NEC (incumbent)

Norihiko Ishiguro (May 3, 1957)	Member of the Board and Senior Executive Vice President	April 1980	Joined the Ministry of International Trade and Industry
		July 2009	Director-General, Commerce and Information Policy Bureau, Ministry of Economy, Trade and Industry (METI)
		August 2011	Director-General, Economic and Industrial Policy Bureau, METI
		June 2013	Vice Minister for International Affairs, METI
		July 2015	Retired from METI
		November 2015	Advisor, Tokio Marine & Nichido Fire Insurance Co., Ltd. (until July 2016)
		August 2016	Advisor, NEC Corporation
		October 2016	Senior Executive Vice President, NEC
		June 2018	Member of the Board and Senior Executive Vice President, NEC (incumbent)

Hajime Matsukura (December 12, 1961)	Member of the Board, Executive Vice President and Chief Human Resources Officer (CHRO)	April 1985	Joined NEC Corporation
		April 2005	General Manager, Marketing Planning Division, NEC
		April 2006	Assistant Executive General Manager, Corporate Business Development Unit, NEC
		April 2008	General Manager, Corporate Strategy Division, NEC
		April 2014	Senior Vice President, NEC and President, NEC Management Partner, Ltd.
		April 2017	Executive Vice President and CSO, NEC

Name (Date of Birth)	Position in NEC	Business Experience
		June 2017	Member of the Board, Executive Vice President and CSO, NEC
		April 2018	Member of the Board, Executive Vice President, CSO and CHRO, NEC
		April 2019	Member of the Board, Executive Vice President and CHRO, NEC (incumbent)

Motoo Nishihara (January 23, 1962)	Member of the Board, Executive Vice President and Chief Technology Officer (CTO)	April 1985	Joined NEC Corporation
		July 2011	General Manager, System Platform Research Laboratories, NEC
		April 2012	General Manager, Cloud System Research Laboratories, NEC
		April 2016	Senior Vice president, NEC
		April 2019	Executive Vice President and CTO, NEC
		June 2019	Member of the Board, Executive Vice President and CTO, NEC (incumbent)

Kaoru Seto (November 16, 1947)	Member of the Board (Outside Director)	April 1970	Joined Yamato Transport Co., Ltd. (currently, Yamato Holdings Co., Ltd.)
		June 1999	Director of the Board and Regional President of Kansai Region, Yamato Transport
		June 2003	Director of the Board and General Manager of HR Department at Headquarters, Yamato Transport
		June 2004	Member of the Board and Managing Executive Officer, Yamato Transport
		November 2005	Managing Executive Officer, Yamato Holdings
		June 2006	Representative Director, President and Executive Officer, Yamato Holdings
		April 2011	Representative Director and Chairman, Yamato Holdings
		April 2015	Director Adviser, Yamato Holdings
		June 2016	Adviser, Yamato Holdings
		June 2018	Member of the Board, NEC Corporation (incumbent)

Name (Date of Birth)	Position in NEC	Business Experience
		June 2018	Special Adviser, Yamato Holdings (incumbent)

Noriko Iki (March 21, 1956)	Member of the Board (Outside Director)	April 1979	Joined Ministry of Labor
		July 2009	Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labor and Welfare
		July 2010	Research Director, Japan Institute for Labor Policy and Training
		April 2011	Senior Research Director, Japan Institute for Labor Policy and Training
		September 2012	Director-General, Tokyo Labor Bureau, Ministry of Health, Labor and Welfare
		April 2014	Ambassador Extraordinary and Plenipotentiary to Brunei Darussalam, Ministry of Foreign Affairs
		July 2017	Retired from Ministry of Foreign Affairs
		March 2018	Director, Japan Institute for Women’s Empowerment & Diversity Management
		June 2018	President, Japan Institute for Women’s Empowerment & Diversity Management (incumbent)
		June 2018	Member of the Board, NEC Corporation (incumbent)

Masatoshi Ito (September 12, 1947)	Member of the Board (Outside Director)	April 1971	Joined Ajinomoto Co., Inc. (“ACI”)
		June 1999	Member of the Board, ACI
		April 2003	Representative Director and President, Ajinomoto Frozen Foods Co., Inc. (until March 2005)
		August 2006	Representative Director, Corporate Senior Vice President and President of Food Products Company, ACI
		June 2009	Representative Director, President and CEO, ACI
		June 2015	Representative Director and Chairman of the Board, ACI
		June 2019	Member of the Board, NEC Corporation (incumbent)

Name (Date of Birth)	Position in NEC	Business Experience
		June 2019	Chairman of the Board, ACI (incumbent)

Kuniharu Nakamura (August 28, 1950)	Member of the Board (Outside Director)	April 1974	Joined Sumitomo Corporation (Sumitomo Corp.)
		June 2009	Representative Director, Senior Managing Executive Officer and General Manager of Mineral Resources, Energy, Chemical & Electronics Business Unit, Sumitomo Corp.
		April 2012	Representative Director, Executive Vice President and General Manager of Mineral Resources, Energy, Chemical & Electronics Business Unit, Sumitomo Corp.
		June 2012	Representative Director, President and CEO, Sumitomo Corp.
		April 2018	Representative Director and Chairman of the Board of Directors, Sumitomo Corp.
		June 2018	Chairman of the Board of Directors, Sumitomo Corp. (incumbent)
		June 2019	Member of the Board, NEC Corporation (incumbent)

Jun Ohta (February 12, 1958)	Member of the Board (Outside Director)	April 1982	Jointed The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation)
		June 2014	Director, Sumitomo Mitsui Financial Group, Inc.
		April 2015	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation (until April 2017)
		April 2017	Director and Deputy President, Group CFO, Group CSO and Group CDIO, Sumitomo Mitsui Financial Group, Inc.
		June 2017	Director Deputy President and Executive Officer, Group CFO, Group CSO and Group CDIO, Sumitomo Mitsui Financial Group, Inc.

Name (Date of Birth)	Position in NEC	Business Experience
		March 2018	Director and Deputy President, Sumitomo Mitsui Banking Corporation (until April 2019)
		April 2018	Director Deputy President and Executive Officer, Group CFO and Group CSO, Sumitomo Mitsui Financial Group, Inc.
		April 2019	Director President and Group Chief Executive Officer, Sumitomo Mitsui Financial Group, Inc. (incumbent)
		June 2020	Member of the Board, NEC Corporation (incumbent)

The following table sets forth the members of our Audit and Supervisory Board as of June 30, 2020, together with their respective dates of birth, positions and business experience:

Name (Date of Birth)	Position in NEC	Business Experience
Hajime Kinoshita (August 2, 1957)	Member of Audit and Supervisory Board	April 1982	Joined NEC Corporation
		April 2008	General Manger, Legal Division, NEC
		April 2013	Senior Vice President and General Manager, Internal Control Division, NEC
		April 2014	Senior Vice President, NEC
		April 2016	Executive Vice President, NEC
		April 2017	Advisor, NEC
		June 2017	Member of Audit and Supervisory Board, NEC (incumbent)

Isamu Kawashima (February 20, 1959)	Member of Audit and Supervisory Board	April 1981	Joined NEC Corporation
		April 2009	General Manager, Corporate Controller Division, NEC
		July 2010	General Manager, Corporate Controller Division and General Manager, Internal Control over Finance Reporting Division, NEC
		June 2011	Member of the Board, General Manager, Corporate Controller Division and General Manager, Internal Control over Finance Reporting Division, NEC
		July 2011	Member of the Board, Senior Vice President and CFO, NEC

Name (Date of Birth)	Position in NEC	Business Experience
		April 2015	Member of the Board, Executive Vice President and CFO, NEC
		April 2017	Representative Director, Executive Vice President and CFO, NEC
		June 2018	Member of the Audit and Supervisory Board, NEC (incumbent)

Taeko Ishii (May 7, 1956)	Member of Audit and Supervisory Board	April 1986	Registered as an Attorney at Law (incumbent) and joined Ryoichi Wada Law Firm (until March 1992)
		March 1992	Established Ohta & Ishii Law Firm (incumbent)
		June 2018	Member of the Audit and Supervisory Board, NEC (incumbent)

Nobuo Nakata (July 29, 1957)	Member of Audit and Supervisory Board	April 1985	Registered as an Attorney at Law (incumbent) and joined Ishiguro Law Office (until March 1987)
		April 1987	Joined Masuda & Ejiri (currently Nishimura & Asahi)
		January 1991	Registered as an Attorney at Law (New York Bar) (incumbent)
		January 1992	Partner, Masuda & Ejiri (until January 2004)
		February 2004	Joined Freshfields Bruckhaus Deringer as a Partner (until December 2006)
		January 2007	Joined Allen & Overy as a Partner (until December 2011)
		January 2012	Established Hibiya-Nakata, Representative Partner of Hibiya-Nakata (incumbent)
		June 2019	Member of the Audit and Supervisory Board, NEC (incumbent)

Masami Nitta (September 15, 1955)	Member of Audit and Supervisory Board	October 1979	Joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC)
		October 1983	Licensed as Certified Public Accountant (incumbent)

Name (Date of Birth)	Position in NEC	Business Experience
		June 2004	Managing Partner of Financial Advisory, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)
October 2008

Managing Partner of Financial Advisory, member of Management Board, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC) (resigned from Managing Partner of Financial Advisory in September 2015; retired from Deloitte Touche Tohmatsu LLC in September 2016)

		April 2009	President and CEO, Representative Director, Deloitte Tohmatsu Financial Advisory Service LTD (currently, Deloitte Tohmatsu Financial Advisory LLC) (until September 2016)
		October 2016	Executive Officer, Deloitte Tohmatsu Financial Advisory LLC (until September 2017)
		October 2017	Established Nitta Public Accountant Office and Representative of Nitta Public Accountant Office (incumbent)
		June 2020	Member of the Audit and Supervisory Board, NEC (incumbent)

No family relationship exists among any members of our Board of Directors and Audit and Supervisory Board. No arrangement or understanding exists between any members of our Board of Directors and Audit and Supervisory Board and any other person pursuant to which any member of our Board of Directors or Audit and Supervisory Board was elected to his or her position at NEC.

B.	COMPENSATION

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation accrued, by NEC and any of its subsidiaries for the fiscal year ended March 31, 2020 to our directors (excluding outside directors), to our audit and supervisory board members (excluding outside audit and supervisory board members), and to our outside directors and our outside audit and supervisory board members, was ¥755 million, ¥60 million and ¥96 million, respectively. No compensation was paid by any of the subsidiaries of NEC to our directors or our audit and supervisory board members for the same period.

The compensation paid by NEC for the fiscal year ended March 31, 2020 to our directors (excluding outside directors) consisted of annual base salaries paid in monthly installments, cash bonuses and stock compensation.

The compensation to our outside directors and our audit and supervisory board members (including outside audit and supervisory board members) for the same period was paid by NEC in the form of annual base salaries paid in monthly installments.

The following table sets forth details of the aggregate compensation paid by NEC for the fiscal year ended March 31, 2020 to our directors (excluding outside directors), our audit and supervisory board members (excluding outside audit and supervisory board members), and our outside directors and our outside audit and supervisory board members:

Recipients	Number of Recipients	Aggregate Compensation	Annual Base Salary	Cash Bonus	Stock Compensation
	(millions of yen)
Directors (excluding outside directors)(1)	7	¥755	¥342	¥217	¥196
Audit and Supervisory Board Members (excluding outside audit and supervisory board members)(2)	2	60	60	—	—
Outside directors and outside audit and supervisory board members(3)	11	96	96	—	—

(1)	Annual base salary for directors (excluding outside directors) includes the current directors and a director who retired upon expiration of his term of office in June 2019.

Cash bonus for directors (excluding outside directors) includes the current directors (except for a non-executive director).

Stock compensation for directors (excluding outside directors) include the current directors.

The stock compensation consisted of ¥196 million accrued as compensation expenses in the fiscal year ended March 31, 2020 under the 2018 Performance-based Stock Compensation Plan, the 2019 Performance-based Stock Compensation Plan and the 2019 Fixed Stock Compensation Plan. For more information on the 2018 Performance-based Stock Compensation Plan, the 2019 Performance-based Stock Compensation Plan and the 2019 Fixed Stock Compensation Plan, see “—Stock Compensation—Performance-based Stock Compensation.”

(2)	Includes the current audit and supervisory board members, but excludes the outside audit and supervisory board members.
(3)

Includes the current outside directors (except for a director who was newly elected in June 2020), the current outside audit and supervisory board members (except for an outside audit and supervisory board member who was newly elected in June 2020), a director and an outside audit and supervisory board member who retired upon expiration of their terms of office in June 2020 and two outside directors and one audit and supervisory board member who retired during the fiscal year ended March 31, 2020.

Among the recipients included in the table above, two individuals were paid compensation in an amount equal to or exceeding ¥100 million for the fiscal year ended March 31, 2020. Specifically, aggregate compensation of ¥100 million, including ¥92 million in annual base salary and ¥8 million in stock compensation under the 2017 Performance-based Compensation Plan (calculated based on the fair value of the shares of our common stock as of the time of delivery of the shares), was paid to Mr. Nobuhiro Endo by NEC. Aggregate compensation of ¥159 million, including ¥80 million in annual base salary, ¥71 million in cash bonus and ¥8 million in stock compensation under the 2017 Performance-based Compensation Plan (calculated based on the fair value of the shares of our common stock as of the time of delivery of the shares), was paid to Mr. Takashi Niino by NEC.

The maximum aggregate amount of compensation to be paid to all of our directors and all of our audit and supervisory board members are approved by shareholders, respectively. The amount of compensation to be paid individually to each director is determined by the board of directors based on the results of deliberations made by the nomination and compensation committee. The amount of compensation to be paid individually to each audit and supervisory board member is determined by mutual consultation among the audit and supervisory board members.

Annual Base Salaries

Annual base salaries are paid to our directors (including outside directors) and our audit and supervisory board members (including outside audit and supervisory board members) in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside directors) and our audit and supervisory board members (excluding outside audit and supervisory board members) for the fiscal year ended March 31, 2020 was ¥342 million and ¥60 million, respectively. The aggregate annual base salary paid to our outside directors and our outside audit and supervisory board members for the same period was ¥96 million.

In June 2019, our shareholders approved maximum aggregate annual base salaries in the amount of ¥580 million a year for our directors (including outside directors) and in the amount of ¥144 million a year for our audit and supervisory board members (including outside audit and supervisory board members). The approved maximum aggregate amounts of annual base salaries became applicable beginning in the fiscal year ended March 31, 2020.

Cash Bonuses

Cash bonuses for the fiscal year ended March 31, 2020 were paid to our directors (excluding non-executive directors and outside directors) in June 2020 in such amounts as determined based on their job responsibilities and other pre-determined criteria taking into account certain financial performance indicators, such as revenue and operating profit, derived from our consolidated profit or loss statement for the fiscal year ended March 31, 2020. None of the non-executive directors, outside directors or the members of the audit and supervisory board was eligible to receive a cash bonus. The aggregate cash bonus paid to our directors (excluding non-executive directors and outside directors) for the fiscal year ended March 31, 2020 was ¥217 million.

In June 2019, our shareholders approved a maximum aggregate amount of cash bonus in the amount of ¥800 million a year for our directors (excluding non-executive directors and outside directors). The approved maximum aggregate cash bonus amount was applied to the cash bonus for the fiscal year ended March 31, 2020 and is expected to be applied to cash bonuses for subsequent fiscal years, subject to any modification by shareholder vote.

In April 2019, we modified the cash bonus policy as part of amendments to the overall compensation system for our directors applicable beginning in the fiscal year ended March 31, 2020. Under this new cash bonus policy, our directors (excluding non-executive directors and outside directors) are eligible for cash bonuses, and the amount of cash bonus is determined based on (1) a director’s job responsibilities, (2) certain financial performance indicators, such as revenue, operating profit and free cash flow (defined as the sum of cash flows from operating activities and cash flows from investing activities), derived from our consolidated financial statements for the most recently ended fiscal year, (3) certain financial performance indicators, such as revenue, operating profit and free cash flow, for any business segment for which the director is responsible for the most recently ended fiscal year, and (4) non-financial performance indicators based upon each director’s contribution towards achievement of the relevant medium-term management plan targets.

Stock Compensation

Performance-based Stock Compensation

We adopted our first performance-based stock compensation plan in the fiscal year ended March 31, 2018, or the 2017 Performance-based Stock Compensation Plan, and the plan period for this plan ended on March 31, 2019. Under the 2017 Performance-based Stock Compensation Plan, qualified directors (excluding outside directors) were assigned points at the end of the plan period based on their job responsibilities and the extent to which financial performance targets relating to revenue, operating profit and return on equity on a consolidated basis set forth in our previous medium-term management plan for the three fiscal years ended March 31, 2019 were attained. These directors received in July 2019 delivery of the number of shares of our common stock corresponding to the number of points assigned to them as of March 31, 2019 under the 2017 Performance-based Stock Compensation Plan. Some of the deliverable shares were delivered to the recipients in the form of cash in an amount equal to the proceeds from sale of such shares on the open market. The shares deliverable to the recipients were purchased on the open market by the trustee of the trust established in Japan to administer the plan pursuant to a trust agreement among us, the trustee and the trust administrator. The trust was funded in cash by us within the maximum aggregate amount approved by shareholders.

Under our performance-based stock compensation plan applicable to a plan period from April 1, 2018 to March 31, 2021, or the 2018 Performance-based Stock Compensation Plan, qualified directors (excluding outside directors) are assigned points as of March 31, 2021 on their job responsibilities and the extent to which financial performance targets relating to revenue, operating profit and return on equity on a consolidated basis set forth in our current medium-term management plan for the three fiscal years ending March 31, 2021 are attained. The shares of our common stock in number corresponding to the number of points assigned to qualified directors (excluding outside directors) under the 2018 Performance-based Stock Compensation Plan are expected to be delivered to them in July 2021. Some of the deliverable shares are expected to be delivered to the recipients in the form of cash in an amount equal to the proceeds from sale of such shares on the open market. The shares to be delivered to recipients under the 2018 Performance-based Stock Compensation Plan were purchased on the open market in May 2018 and are held by the trustee of the trust. The aggregate performance-based stock compensation accrued for the fiscal year ended March 31, 2020 under the 2018 Performance-based Stock Compensation Plan was ¥17 million based on the fair value of the shares of our common stock as of the time of purchase of the shares. We are authorized by resolution of shareholders to fund the trust with up to ¥200 million in cash and deliver up to 88,000 shares of our common stock to eligible directors per plan period.

As part of the amendments to the overall compensation system for our directors, in June 2019, our shareholders approved adoption of a new performance-based stock compensation plan, or the 2019 Performance-based Stock Compensation Plan, which is applicable to fiscal years beginning on April 1, 2019. Under the 2019 Performance-based Stock Compensation Plan, qualified directors (excluding outside directors) are assigned, on a fiscal year basis, points based on their job responsibilities and the extent to which financial performance targets relating to operating profit and other metrics on a consolidated basis for each such fiscal year were attained. Qualified directors (excluding outside directors) are eligible to receive the number of shares of our common stock corresponding to the number of points assigned to them for each fiscal year after two years from the end of the relevant fiscal year. Some of the deliverable shares are expected to be delivered to the recipients in the form of cash in an amount equal to the proceeds from sale of such shares on the open market. The shares to be delivered to recipients are purchased on the open market by the trustee of the trust or made available from treasury shares. The aggregate performance-based stock compensation accrued for the fiscal year ended March 31, 2020 under the 2019 Performance-based Stock Compensation Plan was ¥140 million based on the fair value of the shares of our common stock as of the time of purchase of the shares. We are authorized by resolution of shareholders to fund the trust with up to ¥200 million in cash and deliver up to 88,000 shares of our common stock to eligible directors for each fiscal year.

None of the outside directors or the members of the audit and supervisory board are eligible to receive performance-based stock compensation.

Fixed Stock Compensation

In addition to the performance-based stock compensation plan, in June 2019, our shareholders also approved to adopt a new fixed stock compensation plan, or the 2019 Fixed Stock Compensation Plan. Under the 2019 Fixed Stock Compensation Plan, all qualified directors (excluding outside directors) are assigned the same amount of points for each term beginning on the date of an ordinary general meeting of shareholders related to a fiscal year and ending on the date of an ordinary general meeting of shareholders related to the next succeeding fiscal year. Directors will be eligible to receive the number of shares of our common stock corresponding to the number of points assigned to them for each term after two years from the end of the relevant term. Some of the deliverable shares are expected to be delivered to the recipients in the form of cash in an amount equal to the proceeds from sale of such shares on the open market. The aggregate fixed stock compensation accrued for the fiscal year ended March 31, 2020 under the 2019 Fixed Stock Compensation Plan was ¥39 million based on the fair value of the shares of our common stock as of the time of purchase of the shares. We are authorized by resolution of shareholders to fund the trust with up to ¥60 million in cash and deliver up to 20,000 shares of our common stock to eligible directors for each term.

C.	BOARD PRACTICES

Term of Office

All of our board members and our audit and supervisory board members are elected by a general meeting of shareholders. The normal term of office of a board member expires at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of such board member. The normal term of office of an audit and supervisory board member expires at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of four years from the election of such audit and supervisory board member. Board members and audit and supervisory board members may serve any number of consecutive terms.

Board of Directors and Audit and Supervisory Board

Our articles of incorporation provide for a board of directors of not more than 20 members and for not more than five audit and supervisory board members. Board members and audit and supervisory board members may be removed from office at any time by a resolution of a general meeting of shareholders.

Neither the Companies Act nor our articles of incorporation contain provisions relating to the borrowing power exercisable by a board member, to the retirement age of our board members and our audit and supervisory board members, or to a requirement of our board members and our audit and supervisory board members to hold any shares of our capital stock. There are no service contracts between any of our board members and us or any of our subsidiaries, including those providing for benefits upon termination of employment.

Board of Directors

The board of directors has the ultimate responsibility for the administration of our affairs. The board of directors designates, by its resolution, from among its members, representative directors who generally have the authority to individually represent us in the conduct of our affairs. The Companies Act requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as corporate officers, to establish, change, or abolish material corporate organizations such as branch offices, to determine the terms and conditions concerning offering of corporate bonds, and to establish and maintain an internal control system. The board of directors also oversee the execution by corporate officers of the fundamental strategies.

As of the date of this annual report, the board of directors consists of eleven directors—five executive directors, one non-executive director and five outside directors.

An “outside director” is defined by the Companies Act as a person who meets all of the following conditions:

•

the person is not currently, and has not been in the ten years prior to his or her assumption of office as outside director, an executive director, who is defined to be a director concurrently performing an executive role (gyomu shikko torishimariyaku), a corporate executive officer (shikkoyaku), a manager (shihainin) or any other type of employee of the company or any of its subsidiaries;

•

if the person has been a non-executive director, an audit and supervisory board member, or an accounting adviser (kaikei sanyo) of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside director, the person was not an executive director, a corporate executive officer, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;

•	the person is not a director, a corporate executive officer, a manager or any other type of employee of the company’s parent company or a person who controls the company;

•	the person is not an executive director, a corporate executive officer, a manager or any other type of employee of another subsidiary of the company’s parent company; and

•

the person is not the spouse or a family member within the second degree of kinship of a director, a corporate executive officer, a manager, or any other type of important employee of the company or a person who controls the company.

Under the Companies Act, board members must refrain from engaging in any business competing with us unless approved by a board resolution, and no board member may vote on a proposal, arrangement, or contract in which that board member is deemed to be materially interested.

Audit and Supervisory Board

Our audit and supervisory board members may not simultaneously be a board member, an accounting advisor, a corporate executive officer, a manager or any other type of employees of us or any of our subsidiaries. Our audit and supervisory board members are not required to be and are not certified public accountants except for Mr. Masami Nitta. In addition, at least one-half of audit and supervisory board members must be persons who satisfy the requirements for an outside audit and supervisory board member under the Companies Act.

An “outside audit and supervisory board member” is defined by the Companies Act as a person who meets all of the following conditions:

•

the person has not been in the ten years prior to his or her assumption of office as outside audit and supervisory board member, a director, an accounting adviser, a corporate executive officer, a manager or any other type of employee of the company or any of its subsidiaries;

•

if the person has been an audit and supervisory board member of the company or any of its subsidiaries within the ten years prior to his or her assumption of office as outside audit and supervisory board member, the person was not a director, an accounting adviser, a corporate executive officer, a manager or any other type of employee of the company or any of its subsidiary in the ten years prior to his or her assumption of office as such;

•

the person is not a director, an audit and supervisory board member, a corporate executive officer, a manager or any other type of employee of the company’s parent company or a person who controls the company;

•	the person is not an executive director, a corporate executive officer, a manager or any other type of employee of another subsidiary of the company’s parent company; and

•

the person is not the spouse or a family member within the second degree of kinship of a director, a manager, or any other type of important employee of the company or a person who controls the company.

Under the Companies Act, audit and supervisory board members have the duty to examine our annual consolidated and non-consolidated financial statements and business reports to be submitted by a representative director at general meetings of shareholders and, based on such examination and a report of an accounting auditor referred to below, to individually prepare their audit reports. They also have the statutory duty to supervise the administration by the board members of our affairs. In addition, audit and supervisory board members are obligated to attend meetings of the board of directors and, if necessary, to express their opinion at such meetings. Audit and supervisory board members, however, are not entitled to vote at such meetings.

Audit and supervisory board members constitute the audit and supervisory board. Under the Companies Act, the audit and supervisory board has the statutory duty to, based upon the audit reports prepared by its respective members, prepare and submit an audit report to our accounting auditor and certain directors designated to receive such report (if such directors are not designated, the directors who prepared the financial statements and the business report). An audit and supervisory board member may note an opinion in the audit report issued by the audit and supervisory board if the opinion expressed in his or her report differs from the opinion expressed in the audit report issued by the audit and supervisory board. The audit and supervisory board has the authority to establish audit principles, the method of examination by its members of our affairs and financial position, and other matters concerning the performance of the duties of its members. The audit and supervisory board shall appoint one or more full-time members by its resolution.

Under the Companies Act, in addition to audit and supervisory board members, an independent certified public accountant or an audit corporation must be appointed by general meetings of shareholders as our accounting auditor. Such accounting auditor has, as its primary statutory duties, the duties to examine the annual consolidated and non-consolidated financial statements to be submitted by a representative director at general meetings of shareholders and to report its opinion thereon to certain audit and supervisory board members designated by the audit and supervisory board to receive such report (if such audit and supervisory board members are not designated, all of the audit and supervisory board members) and the directors designated to receive such report (if such directors are not designated, the directors who prepared the financial statements). As of the date of this annual report, our accounting auditor is KPMG AZSA LLC.

Liability Limitation Agreements

Pursuant to the Companies Act and our articles of incorporation, we have entered into liability limitation agreements with our outside directors and our outside audit and supervisory board members which limit the maximum amount of their liability for damages referred to in Paragraph 1, Article 423 of the Companies Act to the higher of either a fixed amount which is not less than ¥20 million or the amount stipulated by applicable laws and regulations, provided that such directors and audit and supervisory board members acted in good faith and without gross negligence.

Nomination and Compensation Committee

We have established, though not statutorily mandated under the Companies Act or other laws or regulations, a nomination and compensation committee to enhance transparency of the process for nominating our directors and audit and supervisory board members and determining the compensation for our directors and corporate officers. As of the date of this annual report, the committee consists of four members, three of whom are outside directors and one of whom is a non-executive director. The chairperson of the committee is appointed from among the members who are outside directors. This committee deliberates on (i) nominations for directors, representative directors and audit and supervisory board members, the chairperson of the board of directors and the president, and (ii) the structure and the level of compensation for directors, representative directors and corporate officers, taking our results of operations and other conditions and factors into account from an objective perspective. The committee reports the results of its deliberations to the board of directors.

D.	EMPLOYEES

As of March 31, 2018, 2019 and 2020, we had 109,390, 110,595 and 112,638 employees, respectively, on a consolidated basis, excluding part-time and temporary employees. We also had an average of approximately 8,585 part-time and temporary employees during the fiscal year ended March 31, 2020.

The following table sets forth our full-time employees and part-time and temporary employees by segment as of March 31, 2020:

	Full-time employees	Part-time and temporary employees
Public Solutions	7,151	97
Public Infrastructure	17,810	62
Enterprise	11,100	95
Network Services	10,483	3,132
System Platform	16,731	118
Global	22,470	2,416
Others	26,893	2,783

Total	112,638	8,703

As of March 31, 2020, NEC Corporation and its consolidated subsidiaries in Japan had a total of 76,180 full-time employees, while its consolidated subsidiaries outside Japan had a total of 36,458 full-time employees.

Most of the full-time non-management employees of NEC Corporation are members of NEC Workers’ Union. This labor union, together with the labor unions for full-time non-management employees of certain consolidated subsidiaries of NEC Corporation in Japan, forms the NEC Group Federation of Workers’ Unions, which is in turn affiliated with the Japanese Electrical, Electronic and Information Union. The NEC Group Federation of Workers’ Unions had approximately 43,000 members as of March 31, 2020. We believe our labor relations to be good.

E.	SHARE OWNERSHIP

The following table shows the number of shares of our common stock owned by our directors and audit and supervisory board members as of March 31, 2020:

Number of shares owned
Directors:
Nobuhiro Endo	38,800
Takashi Niino	7,400
Takayuki Morita	1,900
Norihiko Ishiguro	3,300
Hajime Matsukura	2,500
Motoo Nishihara	1,200
Takeshi Kunibe(1)	—
Kaoru Seto	—
Noriko Iki	—
Masatoshi Ito	—
Kuniharu Nakamura	—

Number of shares owned
Audit and supervisory board members:
Hajime Kinoshita	3,100
Isamu Kawashima	6,800
Kazuyasu Yamada(1)	—
Taeko Ishii	—
Nobuo Nakata	—

(1)	Retired upon expiration of their terms of office at the conclusion of the ordinary general meeting of shareholders on June 22, 2020.

For information on the stock compensation for our directors and senior management, see “—B. Compensation.”

None of our directors or audit and supervisory board members is the owner of more than one percent of our common stock, and no director or audit and supervisory board member has voting rights with respect to our common stock that are different from any other holder of our common stock.

We maintain an employee stock ownership plan in Japan. Under the plan, full-time employees of NEC Corporation and certain major subsidiaries in Japan are eligible to participate in an employee shareholding association. Participating employees may contribute funds deducted from their salary and bonus payments to the association, and the plan administrator makes open-market purchases of shares of our common stock for the account of the association on a monthly basis. We contribute to the association matching funds equal to 7.5% of the funds contributed by the participating employees. As of March 31, 2020, the association held 4,498,966 shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2020, and the number and the percentage of such shares held by each of them:

	Number of shares owned	Percentage of outstanding shares(1)(2)
The Master Trust Bank of Japan, Ltd. (Trust Account)	21,003,800	8.08%
Japan Trustee Services Bank, Ltd. (Trust Account)	17,343,200	6.67%
STATE STREET BANK WEST CLIENT—TREATY 505234	5,727,374	2.20%
Sumitomo Life Insurance Company	5,600,000	2.15%
Japan Trustee Services Bank, Ltd. (Trust Account No.7)	5,559,400	2.13%
Japan Trustee Services Bank, Ltd. (Trust Account No.5)	4,944,100	1.90%
Japan Trustee Services Bank, Ltd. (Trust Account No.9)	4,748,900	1.82%
NEC Employee Shareholding Association	4,498,966	1.73%
NIHK A/C CLIENT (OWNED BY KKR FUNDS)	4,486,100	1.72%
JP MORGAN CHASE BANK 385151	4,383,960	1.68%

(1)	Percentages are calculated based on the total number of shares of our common stocks then outstanding (excluding treasury shares) and have been rounded down to the nearest second decimal point.
(2)

On June 25, 2020, we announced a third-party allotment of 13,023,600 shares of our common stock (consisting of 12,376,600 newly issued shares and 647,000 treasury shares) to Nippon Telegraph and Telephone Corporation, which is expected to close in July 2020. See “Item 5—Operating and Financial Review and Prospectus—Recent Developments—Capital and Business Alliance with NTT Group.”

Our major shareholders do not have different voting rights compared to other shareholders.

As of March 31, 2020, there were 175 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 13.1% of the outstanding shares of our common stock on that date.

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.	RELATED PARTY TRANSACTIONS

In the ordinary course of business, we purchase from and sell to our related parties materials, supplies and services. Such related parties include affiliated companies accounted for under the equity method and companies with which certain members of our board of directors are affiliated. We do not consider the amounts involved in these transactions to be material to our business.

For the fiscal year ended March 31, 2020, we had ¥147.3 billion of purchases from related parties and ¥150.6 billion of sales to related parties. As of March 31, 2020, we had ¥39.5 billion of trade and other payables to related parties and ¥25.3 billion of trade and other receivables from related parties.

During the fiscal year ended March 31, 2020 and up to the date of this annual report, we made no loans or guarantees to our directors or audit and supervisory board members or close members of their family, and, as of the date of this annual report, no loans or guarantees are outstanding to our directors or audit and supervisory board members or close members of their family.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

All of the consolidated financial statements and other financial information are included elsewhere in this annual report. See “Item 18—Financial Statements.”

Export Sales

For information on our export sales, see “Item 4.B. Information on the Company—Business Overview—Customers, Sales and Marketing.”

Legal Proceedings

From time to time, we are involved in various litigation matters and other legal proceedings, including regulatory actions. Although the final resolution of any such matters and proceedings could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters and other legal proceedings, when ultimately determined, will not materially affect our results of operations or financial position. Although we establish reserves when necessary to account for the possibility of unfavorable outcomes with respect to such matters, such reserves are based on the information available to our management at such time. Actual outcomes or liabilities may differ materially from those envisioned by our assessments and estimates and may exceed our reserves for such matters.

In March 2018, we received a decision from the European Commission requiring us and TOKIN Corporation to pay an aggregate fine of €16.4 million based on its finding that TOKIN participated in a cartel for the supply of aluminum and tantalum electrolytic capacitors with several other Japanese capacitor manufacturers. TOKIN was our consolidated subsidiary during the period relevant to the decision and, subsequently, was deconsolidated and became an equity method affiliate in February 2013 followed by disposition of all of the remaining equity interest we held in the company in April 2017. In May 2018, we filed an appeal with the European Court of Justice challenging certain parts of the European Commission’s decision. Our appeal is currently pending in the European Court of Justice.

In June 2015, NEC Latin America S.A., our consolidated subsidiary, received from the Brazilian tax authorities an order imposing additional withholding taxes on the subsidiary’s loan receivables for previous years in the amount of approximately 367 million Brazilian real. Following the dismissal of its petition of objection to the order, the subsidiary brought a judicial action in April 2016 seeking revocation of the order. The subsidiary’s action is currently pending in the Brazilian court.

Dividend Policy

With respect to our dividend policy, our board of directors considers the profit status of each period in addition to future capital requirements and the execution of business operations with an emphasis on capital efficiency. Our board of directors believes that investment in growth areas and a sound financial structure are tied to the creation of long-term corporate value. Year-end dividends may be distributed in cash to shareholders of record as of March 31 in an applicable year pursuant to a resolution of our board of directors in proportion to the number of shares of our common stock held by each shareholder. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 in an applicable year as distribution of surplus by resolution of our board of directors. We paid year-end dividends of ¥60.0, ¥40.0 and ¥40.0 per share of our common stock to shareholders of record as of March 31, 2018, 2019 and 2020. We did not pay any interim dividends to shareholders of record as of September 30, 2017 or 2018. We paid an interim dividend of ¥30.0 per share of our common stock to shareholders of record as of September 30, 2019.

See “Item 10.B. Additional Information—Memorandum and Articles of Incorporation” for additional information on our dividends policy.

B.	SIGNIFICANT CHANGES

Other than as described in this annual report, no significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our common stock is listed on the First Section of the Tokyo Stock Exchange in Japan under the code “6701.” Our common stock is not listed on any securities exchange outside Japan.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The information required by this item is set forth in “—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF INCORPORATION

Introduction

We are a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Companies Act. We are registered in the commercial register (shogyo tokibo) maintained by the Minato Branch Office of the Tokyo Legal Affairs Bureau, Ministry of Justice of Japan.

Our Corporate Purpose

Our articles of incorporation provide that our corporate purposes are to engage in the following business activities:

(i)

to manufacture, sell or otherwise dispose of, telecommunications equipment, machinery and instruments, electronic computers and other electronics application equipment, machinery and instruments, electrical equipment, machinery and instruments, and all kinds of equipment, machinery, instruments and systems related to electricity;

(ii)

to manufacture, sell or otherwise dispose of, nuclear energy machinery and instruments, aircraft machinery and instruments, medical machinery and instruments, measuring instruments, and all equipment, machinery, instruments and systems other than those mentioned in item 1 above;

(iii)

to manufacture, sell or otherwise dispose of, electron tubes, semiconductor devices, integrated circuits and all parts and materials for use in or in connection with any equipment, machinery and instruments mentioned in any of the preceding items;

(iv)	to provide telecommunications, data base, and other information services;

(v)	to manufacture, sell or otherwise dispose of, medicines, quasi-medicines, reagents, and other chemical products, and to provide medical support services and medical testing services;

(vi)	to provide mail order, money collection, travel agency, non-life insurance agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks;

(vii)	to contract for construction work;

(viii)	to engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and

(ix)	to invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.

Description of our Common Stock

Set forth below is information concerning the shares of our common stock, including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations, and the Companies Act and certain other laws and regulations relating to joint stock corporations (kabushiki kaisha), including us, each as currently in effect.

General

Under our articles of incorporation, we are authorized to issue 750,000,000 shares of common stock. All issued shares of our common stock are fully-paid and non-assessable and generally transferable through the book-entry system as described below and in “—Transfer of Shares.”

The shares of our common stock are subject to the Japanese book-entry transfer system, as are all listed shares of Japanese companies, under the Act on Book-Entry of Company Bonds, Shares, etc. of Japan (Act No. 75 of 2001, as amended) including regulations promulgated thereunder (the “Book-Entry Act”). Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholders have an account at Japan Securities Depository Center, Inc. (“JASDEC”), the only institution that is designated by the relevant Japanese government authorities as a clearing house under the Book-Entry Act. “Account management institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act. Under the book-entry transfer system, when opening an account at an account management institution, a shareholder must enter into an agreement with the account management institution.

Under the Companies Act and the Book-Entry Act, in order to assert against us shareholders’ rights to which shareholders as of a given record date are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends), a shareholder must have its name and address registered in our register of shareholders, except in limited circumstances. Under the central book-entry transfer system, such registration on the register of shareholders is made upon our receipt of necessary information from JASDEC through an all shareholders notice (soukabunushi tsuchi). See “—Record Date.”

On the other hand, in order to assert shareholders’ rights to which shareholders are entitled regardless of record dates, such as minority shareholders’ rights (including the right to propose a matter to be considered at a general meeting of shareholders, but excluding shareholders’ rights to request us to purchase or sell shares constituting less than a full unit (as described in “—Unit Share System”)), JASDEC shall issue to us, upon a shareholder’s request, a notice of certain information (kobetsu kabunushi tsuchi), which information includes the name and address of such shareholder. Thereafter, such shareholder is required to present to us a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-Entry Act, a shareholder must exercise its shareholder’s right within four weeks after the notice of certain information (kobetsu kabunushi tsuchi) is issued.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to such standing proxies or mailing addresses.

Distribution of Surplus

General

Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, takes the form of distribution of Surplus (as defined in “—Restrictions on Distributions of Surplus”). We are permitted to make distributions of Surplus to our shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Distributions of Surplus.” Under the Companies Act, distributions of Surplus are, as a general rule, required to be authorized by resolution of a general meeting of shareholders. Distributions of Surplus are, however, permitted pursuant to a resolution of the board of directors if:

(i)	our articles of incorporation provide that the board of directors has the authority to decide to make distributions of Surplus;

(ii)	we have (a) an independent auditor and (b) an audit and supervisory board, or an audit and supervisory committee, or three statutory committees under the Companies Act, as the case may be;

(iii)

the normal term of office of each director terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of such director; and

(iv)	our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit or loss, as required by ordinances of the Ministry of Justice.

For a discussion on our dividend policy, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of our common stock held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the board of directors, grant to our shareholders a right to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See “—Voting Rights” with respect to a “special resolution.”

Under our articles of incorporation, the record dates for year-end dividends and interim dividends, if any, are March 31 and September 30, respectively, in each year. In Japan, the “ex-dividend date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precedes the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of our common stock is generally the business day immediately prior to the record date. Under our articles of incorporation, we are not obligated to make any distribution of Surplus in cash that has not been received by a shareholder after the lapse of three years from the commencement date of such distribution.

Restrictions on Distributions of Surplus

In making a distribution of Surplus, we must set aside in our legal capital surplus and/or legal retained earnings an amount equal to one-tenth of the amount of Surplus so distributed until the sum of such legal capital surplus and legal retained earnings reaches one-quarter of our stated capital.

The amount of Surplus (the “Surplus”) at any given time must be calculated in accordance with the following formula:

A+B+C+D-(E+F+G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to legal capital surplus or legal retained earnings (if any)

“D” = (if we have reduced our legal capital surplus or legal retained earnings after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F” = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including the following:

•	if we have reduced Surplus and increased our stated capital, legal capital surplus or legal retained earnings after the end of the last fiscal year, the amount of such reduction; and

•

if we have distributed Surplus to shareholders after the end of the last fiscal year, the amount set aside in our legal capital surplus or legal retained earnings, if any, as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (c) certain other amounts set forth in ordinances of the Ministry of Justice, including all or a certain part of the amount by which one-half of our goodwill and deferred assets exceeds, if at all, the total of the stated capital, legal capital surplus and legal retained earnings, each such amount being the amount in our non-consolidated balance sheet as of the end of the last fiscal year, as calculated in accordance with ordinances of the Ministry of Justice.

If we have become, at our option, a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in ordinances of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth in ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We currently have no intention to opt to become such a company.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Companies Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements in accordance with the Companies Act and ordinances of the Ministry of Justice consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and a statement of income for the period from the first day of the subject fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by the audit and supervisory board members and the independent auditor, the detail of which is prescribed by ordinances of the Ministry of Justice.

Capital and Reserves

We may generally reduce our legal capital surplus or legal retained earnings by resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may generally reduce our stated capital by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as legal capital surplus. In addition, we may reduce our Surplus and increase either (i) stated capital or (ii) legal capital surplus and/or legal retained earnings by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split shares of our common stock into a greater number of shares of our common stock by resolution of the board of directors. When a stock split is to be made, so long as our only class of outstanding stock is our common stock, we may increase the number of authorized shares by the same ratio as that of such stock split by amending our articles of incorporation, which amendment may be effected by resolution of the board of directors without the approval of shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

Consolidation of Shares

We may at any time consolidate shares of our common stock into a smaller number of shares by a special resolution of the general meeting of shareholders. When a consolidation of shares is to be made, we must give public notice at least two weeks (or, in certain cases where any fractions of shares are left as a result of consolidation of shares, 20 days) prior to the effective date of the consolidation of shares. We must disclose the reason for the consolidation of shares at the general meeting of shareholders.

Unit Share System

Our articles of incorporation provide that one hundred (100) shares each constitute one unit of shares. Under the unit share system, shareholders have, at general meetings of shareholders, one voting right for each unit of shares held by them, and shares constituting less than a full unit carry no voting rights. Our articles of incorporation provide that the holders of shares constituting less than a full unit do not have shareholder rights, except for those specified in the Companies Act or ordinances of the Ministry of Justice, which include rights (i) to receive dividends, (ii) to receive cash or other assets in the case of a consolidation of shares or stock split, share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), or merger, or (iii) to be allotted rights to subscribe for new shares and stock acquisition rights for free when such rights are granted to shareholders. Holders of shares constituting less than a full unit may at any time request that we purchase such shares constituting less than a full unit at their market price in accordance with our share handling regulations. In addition, holders of shares constituting less than a full unit may require that we sell them such number of shares, that, when combined with the number of shares already held by such holder, constitute a whole unit of shares; provided that we be obliged to comply with such request only when there is a sufficient number of treasury shares to accommodate such request. As prescribed in our share handling regulations, such requests must be made through an account management institution and JASDEC pursuant to the rules set by JASDEC without going through the notification procedure required for the exercise of shareholders’ rights to which shareholders are entitled regardless of record dates as described in “—General.” The board of directors may reduce the number of shares constituting one unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution of the general meeting of shareholders.

Under the book-entry transfer system described in “—Transfer of Shares,” shares constituting less than a full unit are transferable. Under the rules of the Japanese stock exchanges, including the Tokyo Stock Exchange, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

General Meetings of Shareholders

Under our articles of incorporation, the ordinary general meeting of shareholders is held in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating the place, the time and the purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a request to a director at least eight weeks prior to the date of such meeting. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide. Our articles of incorporation currently do not include any such provisions.

Voting Rights

Shareholders of our common stock have one voting right for each unit of shares held by them.

Except as otherwise provided by law or in our articles of incorporation, a majority of the voting rights held by the shareholders present at a general meeting of shareholders is necessary to adopt a resolution at the meeting. Our articles of incorporation provide that the quorum for election of directors and audit and supervisory board members is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A shareholder may exercise its voting rights in writing or through a proxy, provided that the proxy is also a holder of our shares having voting rights at such meeting.

The Companies Act provides that certain important matters shall be approved by “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)

any amendment to our articles of incorporation (except for such amendments that may be made without the approval of shareholders under the Companies Act, such as (a) an increase of the number of authorized shares by the same ratio as that of a stock split, (b) a reduction of the number of shares per unit of shares and (c) termination of the unit share system);

(ii)	dismissal of any audit and supervisory board members;

(iii)	our dissolution, merger or consolidation requiring shareholders’ approval;

(iv)	establishment of a parent and wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

(v)	transfer of the whole or a substantial part of our business;

(vi)	transfer of the whole or a part of our shares or equity interests in our subsidiary requiring shareholders’ approval;

(vii)	taking over of the whole of the business of another company requiring shareholders’ approval;

(viii)	our corporate split requiring shareholders’ approval;

(ix)	consolidation of shares of our common stock;

(x)	acquisition of shares of our common stock from a specific shareholder other than our subsidiary;

(xi)	distribution of Surplus in kind (except when shareholders are granted the right to require that such distribution be made in cash instead of in kind);

(xii)	issuance of new shares or sale of existing shares held by us as treasury stock to persons other than the shareholders at a “specially favorable” price; and

(xiii)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, and taxes will be distributed among holders of shares of our common stock in proportion to the respective numbers of shares held by them.

Issue of Additional Shares and Pre-emptive Rights

Holders of our common stock have no pre-emptive rights. Authorized but unissued shares of our common stock may be issued, or existing shares held by us as treasury stock may be sold, at such times and upon such terms as the board of directors determines subject to the limitations as to the issuance of new shares or sale of existing shares held by us as treasury stock at a “specially favorable” price mentioned in “—Voting Rights.” The board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares or sale of existing shares held by us as treasury stock, in which case such rights must be given on uniform terms to all shareholders as of a record date not less than two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

In the case of an issuance of shares (including a sale of existing shares held by us as treasury stock) or stock acquisition rights whereby any subscriber (including its subsidiaries and other companies set forth in ordinances of the Ministry of Justice) will hold more than 50% of the voting rights of all shareholders, and if shareholders who hold one-tenth or more of the voting rights of all shareholders object to the issuance of shares or stock acquisition rights, the approval by a resolution of a general meeting of shareholders is generally required before the payment date pursuant to the Companies Act. In addition, in the case of an issuance of shares (including a sale of existing shares held by us as treasury stock) or stock acquisition rights by a listed company such as us by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or cause change of the controlling shareholder, in addition to resolution of the board of directors, shareholders’ approval, through a resolution of a general meeting of shareholders or otherwise, or an affirmative opinion by a person independent of our management is generally required pursuant to the rules of the Japanese stock exchanges.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken) from time to time. Holders of stock acquisition rights are entitled to acquire shares from us upon payment of the applicable exercise price and subject to other terms and conditions. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) from time to time. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under “specially favorable” conditions, as described in “—Voting Rights” or, in certain cases where the approval of the shareholders or an affirmative opinion from an independent person may be required, as described in “—Issue of Additional Shares and Pre-emptive Rights.”

Record Date

As mentioned above, March 31 is the record date for the payment of year-end dividends, if any, and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for the payment of interim dividends, if any. In addition, by resolution of the board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our stock.

Under the Book-Entry Act, JASDEC is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them and other relevant information as of such record date.

Acquisition of Shares of Our Common Stock

We may acquire shares of our common stock:

(i)

by way of purchase on any Japanese stock exchange on which the shares of our common stock are listed or by way of tender offer (in either case pursuant to resolution of the board of directors as currently authorized by our articles of incorporation as long as our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit or loss as required by ordinances of the Ministry of Justice);

(ii)	from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

(iii)	from any of our subsidiaries (pursuant to a resolution adopted by the board of directors).

In the case of (ii) above, any other shareholder may make a request to us that such shareholder be included as a seller in the proposed purchase unless the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (a) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above is adopted (or, if there is no trading in the shares on the stock exchange or the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (b) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above is adopted, the price of the shares under the agreement with respect to such tender offer on such day.

The total amount of the purchase price of shares of our common stock may not exceed the Distributable Amount as described in “—Distribution of Surplus—Restrictions on Distributions of Surplus.”

We may hold the shares of our common stock acquired and may dispose of or cancel such shares generally by resolution of the board of directors.

Request by a Controlling Shareholder to Sell All Shares

A controlling shareholder holding, directly or indirectly, 90% (or such other percentage above 90% as may be provided in our articles of incorporation) or more of voting rights has the right to request, subject to approval by the board of directors, that the other shareholders and (if the controlling shareholder so determines) all holders of stock acquisition rights (in each case other than us and, if the controlling shareholder so determines, the controlling shareholder’s wholly owned subsidiaries) sell to the controlling shareholder all shares and all stock acquisition rights, as the case may be, held by them (kabushikitou uriwatashi seikyu). If the approval is granted by resolution of the board of directors, we will be required to give public notice thereof to all holders and registered pledgees of shares (and stock acquisition rights, as the case may be) not later than 20 days prior to the effective date of such sales, as proposed by the controlling shareholder.

Disposal of Shares of Our Common Stock Held by a Shareholder Whose Location is Unknown

We are not required to continue to send notices to a shareholder if notices sent by us to such shareholder fail to arrive for five consecutive years or more at such shareholder’s address registered in our register of shareholders or otherwise notified to us.

In the above case, if the relevant shareholder also fails to receive dividends on the shares continuously for five years or more at such shareholder’s address registered in our register of shareholders or otherwise notified to us, then we may in general dispose of such shares at their then market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

Transfer of Shares

The transfer agent for the shares of our common stock is Sumitomo Mitsui Trust Bank, Limited located at 1-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan. Our transfer agent maintains our register of shareholders.

Under the Book-Entry Act, transfer of the shares of our common stock is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange, or whose shares are traded on an over-the-counter market in Japan, to file a report concerning the shareholdings with the Director-General of the competent Local Finance Bureau of the Ministry of Finance, in general, within five business days with certain exceptions. A similar report must also be filed if the percentage of such holdings subsequently increases or decreases 1% or more, or if any change occurs in material matters set out in reports previously filed. For this purpose, shares issuable or transferable to such person upon his or her exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the size of his or her holding and the issuer’s total issued share capital. These reports are required to be filed and made publicly available through the Electronic Disclosure for Investor’s Network system, which is an electronic disclosure system operated by the Financial Services Agency of Japan.

C.	MATERIAL CONTRACTS

There were no material contracts entered into by us for the two years preceding the filing of this annual report that were not entered into in the ordinary course of business.

D.	EXCHANGE CONTROL

Japanese Foreign Exchange Controls Regulations

The following is a general summary of major Japanese foreign exchange controls regulations applicable to holders of shares of our common stock or voting rights thereunder who are “exchange non-residents” or “foreign investors”, as described below. The statements regarding Japanese foreign exchange controls regulations set forth below are based on the laws and regulations in force and as interpreted by the Japanese authorities as of the date of this annual report and are subject to subsequent changes in the applicable Japanese laws or interpretations thereof. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of our common stock or voting rights thereunder by consulting their own advisors.

The Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended, the “FEFTA”) and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”) govern certain aspects relating to the acquisition and holding of shares of our capital stock and voting rights by “exchange non-residents” and by “foreign investors” (as these terms are defined below). In general, the Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares of a Japanese listed corporation outside Japan using currencies other than Japanese yen.

“Exchange residents” are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

“Exchange non-residents” are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

“Foreign investors” are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)

partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended) or any other similar partnerships under foreign law of which (a) 50% or more of the total contributions are made by individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations or (b) a majority of the general partners are individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations; or

(v)	corporations or other entities, a majority of whose directors or other officers (or directors or other officers having the power of representation) are individuals who are exchange non-residents.

Acquisition of Shares

In general, the acquisition by an exchange non-resident of shares of stock of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	the aggregate purchase price of the relevant shares is ¥100 million or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of Listed Corporations

On May 8, 2020, an amendment to the Foreign Exchange Regulations (the “Amendment”) came into effect. By the full implementation of the Amendment on June 7, 2020, the requirements and procedures regarding the prior notifications of inward direct investment to the Minister of Finance and any other competent Ministers under the FEFTA, as described below, were amended. After the full implementation of the Amendment on June 7, 2020, Japanese listed corporations are classified into the following categories:

(i)	corporations engaged only in businesses other than certain businesses designated by the Foreign Exchange Regulations as Designated Businesses (the “Designated Businesses”);

(ii)	corporations engaged in the Designated Businesses other than Core Sector Designated Businesses as defined in (iii) below (the “Non-Core Sector Designated Businesses”); and

(iii)	corporations engaged in the certain Designated Businesses designated by the Foreign Exchange Regulations as core sector businesses (the “Core Sector Designated Businesses”).

We currently engage in the manufacturing of equipment necessary for our solutions business related to national defense, satellites, fixed and radio communications equipment, computers and storage and the development of software, and such activities are included in the Core Sector Designated Businesses. For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed corporations into the above categories, and according to the list published by the Minister of Finance as of June 5, 2020, we are classified as category (iii) above.

Definition of Inward Direct Investment

If a foreign investor acquires shares or voting rights of a Japanese corporation that is listed on a Japanese stock exchange, such as the shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of such acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 1% or more of the total number of issued shares or the total number of voting rights of the relevant corporation, such acquisition constitutes an “inward direct investment.” In addition, the acquisition of the authority to exercise, either directly or through instructions, voting rights held by other shareholders that results in the foreign investor, in combination with any existing holdings, directly or indirectly holding 1% or more of the total number of voting rights of the relevant corporation constitutes an “inward direct investment.”

In addition to the acquisitions of shares or voting rights described above, if a foreign investor (i) is granted the authority to exercise voting rights on behalf of other shareholders of the relevant corporation regarding certain matters controlling or having material influence on the management of such corporation such as the election or removal of directors or (ii) obtains consent from another foreign investor holding the voting rights of the relevant corporation to exercise the voting rights of such corporation held by such foreign investor jointly, and, in each case, as a result of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such proxy, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investors subject to such joint voting agreement, as the case may be, is 10% or more of the total number of voting rights of the relevant corporation, each such arrangement regarding voting rights (hereinafter referred to as a “voting arrangement”) also constitutes an “inward direct investment.”

Additionally, if a foreign investor directly or indirectly holds 1% or more of the total voting rights of a Japanese listed corporation and, at a general meeting of shareholders, consents to certain proposals having material influence on the management of such corporation such as (i) the election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as directors or corporate auditors of the relevant corporation or (ii) transfer or discontinuation of its business, such consent also constitutes an “inward direct investment.”

Prior Notification Requirements regarding Inward Direct Investment

If a foreign investor intends to consummate an acquisition of shares or voting rights of a Japanese listed corporation that constitutes an “inward direct investment” as described above, in certain circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese corporation is engaged in the Designated Businesses, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers.

However, if a foreign investor is seeking to acquire shares or voting rights of a Japanese listed corporation or the authority to exercise, either directly or through instructions, voting rights held by other shareholders and such acquisition would constitute an “inward direct investment”, such foreign investor may be eligible for the exemptions, if certain conditions are met.

In the case of an acquisition of shares or voting rights or the authority to exercise, either directly or through instructions, voting rights of a Japanese listed corporation that is engaged in the Non-Core Sector Designated Businesses, the foreign investor may be exempted from the prior notification requirement, if such foreign investor complies with the following conditions (the “Exemption Conditions”):

(i)	the foreign investor or its related persons (as defined in the Foreign Exchange Regulations) will not become directors or corporate auditors of the relevant corporation;

(ii)

the foreign investor will not make certain proposals (as prescribed in the Foreign Exchange Regulations) at the general meeting of shareholders, including transfer or discontinuation of the Designated Businesses of the relevant corporation: and

(iii)

the foreign investor will not access non-public technical information in relation to the Designated Businesses of the relevant corporation, or take certain other actions that may lead to the leak of such non-public technical information (as prescribed in the Foreign Exchange Regulations).

In addition, in the case of an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is engaged in the Core Sector Designated Businesses, which are currently engaged by us as described above, the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds less than 10% of the total number of issued shares or voting rights of the relevant corporation, and such foreign investor complies with the Exemption Conditions and the following additional conditions:

(i)

the foreign investor will not attend, or not cause any persons designated by it to attend, meetings of the relevant corporation’s board of directors, or meetings of committees having authority to make important decisions, in respect of the Core Sector Designated Businesses of the relevant corporation; and

(ii)

the foreign investor will not make, or not cause any persons designated by it to make, proposals to such board or committees or their members in writing or electronic form requesting any response or actions by certain deadlines in respect of the Core Sector Designated Businesses of the relevant corporation.

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have records of certain sanctions due to violations of the FEFTA and (b) certain investors that are state-owned enterprises or other related entities that are not otherwise accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of issued shares or voting rights of the corporation engaged in the Core Sector Designated Businesses.

In addition, if a foreign investor intends to make a voting arrangement with respect to a Japanese listed corporation engaged in the Designated Businesses or consents to a proposal at the general meeting of shareholders of such corporation, in each case, that constitutes an “inward direct investment” as described in “Definition of Inward Direct Investment,” in certain circumstances, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. In such cases, the exemptions from the prior notification requirements described above may not be available, except for cases where the relevant voting arrangement is a joint voting agreement with other foreign investors to exercise voting rights regarding matters other than certain matters with respect to controlling or having a material influence on the management of the relevant corporation, such as the election or removal of directors.

Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing notification requirements.

Procedures for Prior Notification regarding Inward Direct Investment

If such prior notification is filed, the proposed inward direct investment may not be consummated until 30 days after the date of filing during which time the Ministers will review the proposed inward direct investment, although this screening period may be shortened to two weeks by such Ministers if they no longer deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to continue to review the proposed inward direct investment and may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; (ii) consummates such inward direct investment before the expiration of the screening period described above; (iii) in connection with such inward direct investment, makes false statements in the prior notification described above; or (iv) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to divest of all or part of the shares acquired or take other measures.

Post Facto Reporting Requirements regarding Inward Direct Investment

A foreign investor who consummates an inward direct investment as described above through an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is engaged in the Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of the date when, as a result of such acquisition, the foreign investor (excluding, in the cases of (i) and (ii) below, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations)), in combination with any existing holdings, directly or indirectly holds (i) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (iii) 10% or more of the total number of issued shares or voting rights. In addition, if a foreign investor consummates the inward direct investment described above through the acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is not engaged in the Designated Businesses (which is, in general, not subject to the prior notification requirements described above) and, as a result of such inward direct investment, such foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of shares or voting rights of the total number of issued shares or voting rights of the relevant corporation, such foreign investor, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of such inward direct investment.

Additionally, if a foreign investor consummates the inward direct investment described above through a voting arrangement with respect to a Japanese listed corporation that is not engaged in the Designated Businesses (which is, in general, not subject to the prior notification requirements described above), such foreign investor, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of such inward direct investment.

Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing reporting requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad.

E.	TAXATION

Japanese Taxation

The following is a general summary of major Japanese tax consequences (limited to national tax) to holders of shares of our common stock who are non-residents of Japan or non-Japanese corporations having no permanent establishment in Japan, which are referred to as “non-resident holders” in this section. The statements regarding Japanese taxation set forth below are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or interpretations thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident holder of shares of our common stock is subject to Japanese income tax collected by way of withholding on dividends (meaning distributions from our retained earnings for Companies Act purposes) paid by us, and such tax will be withheld prior to payment of dividends. Stock splits are, in general, not a taxable event.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 15% and 20%, as applicable, has been effectively increased, respectively, to 15.315% and 20.42%, during the period beginning on January 1, 2013 and ending on December 31, 2037.

As of the date of this annual report, Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal,

Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaties with Austria, Belgium, Denmark, Iceland, the Netherlands, Switzerland and the United Kingdom, similar treatment will be applied to dividends paid to pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when such maximum rate is below the rate otherwise applicable under Japanese tax law referred to above with respect to the dividends to be paid by us on shares of our common stock. A non-resident holder of shares of our common stock who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is, in principle, required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. See “—Memorandum and Articles of Incorporation—Description of our Common Stock—General.” In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks (together with any other required forms and documents). Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale or other disposition of shares of our common stock outside Japan by a non-resident holder, who is a portfolio investor, are not, in general, subject to Japanese income tax or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares of our common stock from another individual as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

Potential investors should consult with their own tax advisors regarding the Japanese tax consequences of the ownership and disposition of shares of our common stock in light of their particular situations.

U.S. Taxation

The following is a summary of certain material U.S. federal income tax considerations, as of the date hereof, applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares subject to this annual report.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S.

Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares.

No ruling from the Internal Revenue Service, or the IRS, has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations (whether final, temporary, or proposed), or the Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, as amended, or the Treaty, and U.S. court decisions that are applicable, in each case, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of our common shares subject to this annual report that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an applicable financial statement; (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; or (j) are U.S. expatriates or former long-term residents of the U.S. The discussion set forth below is applicable only to U.S. Holders (i) who are residents of the United States for purposes of the Treaty, (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.

U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes and their partners or owners are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “—Sale or Other Taxable Disposition of Common Shares”). However, the Company will not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should have to assume that any distribution by the Company with respect to the common shares will constitute dividend income. Dividends received on common shares by corporate U.S. Holders will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the common shares in the future become readily tradable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of the dividend or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of, which will generally be the cost of such common shares, in each case as determined in U.S. dollars. Any such gain or loss generally will be U.S. source capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders, including individuals. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company”, or PFIC, for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders will hold common shares.

In any year in which the Company is a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), generally based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company were a PFIC in any tax year during which a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution or any year prior to the first year in which the Company is a PFIC would be taxed as ordinary income, and amounts allocated to other prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply. In addition, if the Company is a PFIC in any tax year during which a U.S. Holder holds common shares and any of the Company’s subsidiaries is also a PFIC, such U.S. Holder will be treated as owing a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. If the Company is a PFIC for any taxable year and its common shares are “marketable stock,” a mark-to-market election may be available that would result in tax consequences different from the consequences under the general PFIC rules.

U.S. Holders should be aware that if the Company is a PFIC for any taxable year, the Company does not intend to satisfy the record keeping requirements that would be necessary for U.S. Holders to make a “QEF Election” under Section 1295 of the Code with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, and the discussion below under “Additional Considerations—Foreign Tax Credit,” foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. In addition, a U.S. Holder will generally be required to file IRS Form 8621 if such U.S. Holder holds common shares in any year in which the Company is a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, if a U.S. Holder is eligible for benefits under the Treaty, the holder may be able to claim a reduced rate of Japanese withholding tax on any dividends. All U.S. Holders are urged to consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A U.S. Holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. The election to deduct or credit foreign taxes is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. To the extent a reduction or refund of the tax withheld is available to a U.S. Holder under Japanese law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against such U.S. Holder’s U.S. federal income tax liability.

For foreign tax credit limitation purposes, a dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay generally will constitute “passive income” or, in the case of certain U.S. Holders, “general category income.” The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting. Such payments may also be subject to backup withholding tax, at the current rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report interest or dividends, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F.	DIVIDENDS AND PAYING AGENT

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file or furnish reports and other information with the SEC. You may read and copy such reports and information at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we are exposed to risks arising from fluctuations in interest rates, foreign currency exchange rates, and equity prices, as well as the credit quality of our customers. As discussed below, we employ financial and operational measures designed to mitigate these risks.

The information provided by our sensitivity analysis below does not necessarily represent the actual changes in financial amounts that we would incur under normal market conditions particularly because all variables other than the specific market risk factor are held constant.

Interest Rate Risk

We have floating interest-bearing debt, including long-term borrowings. From time to time, we enter into interest rate swap contracts to hedge against interest rate volatility. The following table sets forth the balance of our long-term borrowings bearing floating interest rates, excluding the portion of such long-term borrowings that are hedged by interest rate swap contracts and are thus considered effectively to bear fixed interest rates, as of the dates indicated:

	As of March 31,
	2018	2019	2020
	(billions of yen)
Floating interest-bearing long-term borrowings	¥101.4	¥67.4	¥65.7

The following table sets forth the results of our sensitivity analysis to determine the degree of impact that a 1% increase in the interest rates on such long-term borrowings as of the end of each fiscal year indicated would have had on our income before income taxes for each relevant fiscal year. The amounts shown in the table are calculated by multiplying the balance of such long-term borrowings by 1%, assuming that all other variables, including foreign currency exchange rates, remain constant.

	For the fiscal year ended March 31,
	2018	2019	2020
	(billions of yen)
Impact of 1% interest rate increase on long-term borrowings on income before income taxes	¥(1.0)	¥(0.7)	¥(0.7)

Foreign Currency Exchange Risk

As we conduct our business on a global basis, we have receivables and payables denominated in currencies other than the Japanese yen. We seek to mitigate foreign currency exchange rate fluctuation risk by offsetting trade receivables and trade payables denominated in the same currency and by entering into hedging transactions, including forward exchange contracts and foreign currency option contracts. The following table sets forth our foreign currency exchange fluctuation risk exposure associated with trade receivables and trade payables as of the dates indicated:

	As of March 31,
	2018		2019		2020
	(millions of USD)	(millions of euro)	(millions of USD)	(millions of euro)	(millions of USD)	(millions of euro)
Trade receivables	$525.6	€49.6	$389.2	€39.0	$310.7	€5.9
Trade payables	(418.0)	(43.6)	(333.7)	(34.6)	(290.9)	(9.0)
Foreign exchange contracts	299.1	(93.2)	37.8	(72.3)	(337.8)	(22.3)

Net exposure	$406.7	€(87.2)	$93.3	€(68.0)	$(318.0)	€(25.5)

The following table sets forth the results of our sensitivity analysis to determine the degree of impact that a 1% appreciation of the Japanese yen against the U.S. dollar and the euro as of the end of each fiscal year indicated would have had on our income before income taxes for each relevant fiscal year. The amounts shown in the table are calculated based on the assumption that all other variables, including interest rates, remain constant.

	For the fiscal year ended March 31,
	2018	2019	2020
	(millions of yen)
Impact of 1% appreciation of Japanese yen against the U.S. dollar on income before income taxes	¥(432.1)	¥(103.5)	¥346.0
Impact of 1% appreciation of Japanese yen against the euro on income before income taxes	113.7	84.7	30.5

Equity Price Risk

We hold publicly listed equity securities and unlisted equity securities of companies when our management deems it necessary for business cooperation and relationships with such companies. Our management assesses the rationale of each individual shareholding from a comprehensive perspective, taking into consideration the necessity of the shareholding and the return from such shareholding based on the Company’s cost of capital. The following table sets forth the balance of our equity investment portfolio measured at fair value as of the dates indicated:

	As of March 31,
	2018	2019	2020
	(billions of yen)
Equity securities measured at fair value:
Equity securities with quoted prices	¥133.9	¥129.0	¥94.3
Equity securities without quoted prices	74.3	75.8	73.0

Total	¥208.3	¥204.8	¥167.2

The following table sets forth the results of our sensitivity analysis to determine the degree of impact that a 1% decrease in equity prices as of the end of each fiscal year indicated would have had on our equity investment portfolio measured at fair value with quoted prices:

	As of March 31,
	2018	2019	2020
	(millions of yen)
Impact of 1% equity price decrease on equity investment portfolio	¥(1,339)	¥(1,290)	¥(943)

Credit Risk

We are exposed to the risk of incurring financial losses due to deterioration in the financial condition of our customers. We maintain allowance for expected credit losses for trade receivables at a level management believes appropriate based on its assessment of the collectability of receivables from customers. We monitor the financial position and past due balances of our customers and, as appropriate, require collateral and take other measures to minimize the risk of loss. As of March 31, 2020, the balance of our expected credit losses on trade receivables was ¥7.3 billion.

For derivative transactions, deposit transactions and purchases of financial instruments for short-term investment purposes, we review the credit quality of counterparty financial institutions to manage counterparty default risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of March 31, 2020 were effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Isamu Kawashima and Mr. Masami Nitta, members of the Audit and Supervisory Board, each qualifies as an “audit committee financial expert” as such term is defined by the General Instructions for Item 16A of Form 20-F. Additionally, Mr. Masami Nitta meets the standards of independence as set forth in the rules of The NASDAQ Stock Market. For a description of their business experience, see “Item 6.A. Directors and Senior Management—Directors” in this annual report.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, the “NEC Group Code of Conduct,” which is applicable to all of our officers and employees. We have posted the Code of Conduct on our website at https://www.nec.com/en/global/about/pdf/necway/nec_code_of_conduct.pdf.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services provided by KPMG AZSA LLC

The aggregate fees billed by KPMG AZSA LLC, our independent registered public accounting firm, and its affiliates, for the fiscal years ended March 31, 2019 and 2020 are presented in the following table:

	As of March 31,
	2019	2020
	(millions of yen)
Audit fees(1)	¥1,784	¥3,302
Audit-related fees(2)	50	52
Tax fees(3)	327	329
All other fees(4)	162	141

Total	¥2,323	¥3,824

Notes:

(1)

Audit fees include fees related to the audit of NEC’s annual consolidated and standalone financial statements, review of its interim financial statements and audit of subsidiary financial statements as well as fees for services relating to comfort letters.

(2)	Audit-related fees include fees for services relating to the service organization control reports.
(3)

Tax fees include fees for services relating to compliance with corporate tax, value-added tax and sales tax, individual tax matters (excluding individuals responsible for overseeing financial reporting), general tax matters and preparation of transfer pricing documentation and appropriate benchmarking.

(4)	All other fees include fees for general accounting advice.

Pre-Approval Policies and Procedures

Our pre-approval policies and procedures required by the Sarbanes-Oxley Act became effective as of June 29, 2020. Under the procedures, pre-approval of our Audit and Supervisory Board is required before NEC Corporation or its subsidiaries may enter into an agreement regarding audit and permitted non-audit services with KPMG AZSA LLC.

We follow two types of pre-approval policies and procedures:

General pre-approval	At the beginning of each fiscal year, our Audit and Supervisory Board pre-approves certain types of services up to a specified maximum fee amount applicable to each type of service.

Specific pre-approval	For services which have not been approved pursuant to the general pre-approval procedure or exceed the maximum fee amount approved pursuant to the general pre-approval procedure, specific pre-approval by the Audit and Supervisory Board is required prior to each engagement. Under such circumstances, the general manager of the accounting division and the applicable auditor must submit an application for pre-approval to the Audit and Supervisory Board.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2019 and 2020.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth purchases of our common stock by us and our affiliated purchasers during the fiscal year ended March 31, 2020:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
April 1 to April 30, 2019	620	¥3791.3	—	—
May 1 to May 31, 2019	566	3865.8	—	—
June 1 to June 30, 2019	724	4109.8	—	—
July 1 to July 31, 2019	1,141	4297.3	—	—
August 1 to August 31, 2019	539	4594.5	—	—
September 1 to September 30, 2019	710	4513.6	—	—
October 1 to October 31, 2019	665	4571.1	—	—
November 1 to November 30, 2019	428	4388.1	—	—
December 1 to December 31, 2019	967	4480.5	—	—
January 1 to January 31, 2019	1,029	4846.2	—	—
February 1 to February 29, 2020	742	4918.9	—	—
March 1 to March 31, 2020	495	3868.5	—	—

Total	8,626	¥4393.7	—	—

Notes:

(1)

A total of 8,626 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2020, due to our purchase of shares constituting less than one (1) unit from holders of shares constituting less than one (1) unit at the current market price of those shares.

We did not make any purchases of shares of our common stock other than as shown in the above table for the fiscal year ended March 31, 2020.

In December 2017, 16,700 shares were purchased by the trustee of the trust for the 2017 Performance-based Stock Compensation Plan. In May 2018, 17,600 shares were purchased by the trustee of the trust for the 2018 Performance-based Stock Compensation Plan. In August 2019, 29,500 shares were purchased by the trustee of the trust for the 2019 Performance-based Stock Compensation Plan. In August 2019, 10,800 shares were purchased by the trustee of the trust for the 2019 Fixed Stock Compensation Plan.

For descriptions of our stock compensation and bonus plans, see “Item 6.B. Compensation—Stock Compensation.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Articles of Incorporation, as amended to date (English Translation)*

1.2	Rules of the Board of Directors, as amended to date (English Translation)*

2.1	Description of our Common Stock (see “Item 10.B. Memorandum and Articles of Incorporation—Description of our Common Stock”)

8.1	List of Subsidiaries (see “Item 4.C. Information on the Company—Organizational Structure”)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our registration statement on Form 20-F (No. 000-12713) filed on June 22, 2020.

We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of our long-term debt securities or that of our subsidiaries, authorized under any instrument, does not exceed 10% of our total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

NEC Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NEC Corporation and subsidiaries (the Company) as of March 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AZSA LLC

We have served as the Company’s auditor since 2008.

Tokyo, Japan

June 30, 2020

Consolidated Statements of Financial Position as of March 31, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Assets
Current assets
Cash and cash equivalents	16	278,314	359,252
Trade and other receivables	15	734,431	737,484
Contract assets	26	265,725	247,625
Inventories	14	234,621	199,326
Other financial assets	32	5,875	5,584
Other current assets	17	110,199	108,436

Subtotal		1,629,165	1,657,707
Assets held for sale	18	9,071	41,210

Total current assets		1,638,236	1,698,917
Non-current assets
Property, plant and equipment, net	8, 10	408,821	558,077
Goodwill	9, 10	188,183	182,334
Intangible assets, net	9, 10	218,581	199,093
Investments accounted for using the equity method	12	72,421	74,092
Other financial assets	32	250,409	219,326
Deferred tax assets	13	150,511	165,183
Other non-current assets	10, 17	36,060	26,232

Total non-current assets		1,324,986	1,424,337

Total assets		2,963,222	3,123,254

	JPY (millions)
	Notes	2019	2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	24	482,596	460,881
Contract liabilities	26	184,059	195,152
Bonds and borrowings	21	158,678	154,992
Accruals		178,911	191,440
Lease liabilities	32, 38	—	47,085
Other financial liabilities	32	16,169	14,995
Accrued income taxes		8,296	12,624
Provisions	23	58,448	59,412
Other current liabilities	25	61,985	55,153

Subtotal		1,149,142	1,191,734

Liabilities directly associated with assets held for sale	18	9,071	30,133

Total current liabilities		1,158,213	1,221,867
Non-current liabilities
Bonds and borrowings	21	388,128	364,828
Lease liabilities	32, 38	—	108,514
Other financial liabilities	32	47,417	42,402
Net defined benefit liabilities	22	241,759	224,469
Provisions	23	24,803	12,369
Other non-current liabilities	25	43,221	34,282

Total non-current liabilities		745,328	786,864

Total liabilities		1,903,541	2,008,731
Equity
Share capital	19	397,199	397,199
Share premium	19	138,824	139,735
Retained earnings	19	354,582	436,361
Treasury shares	19	(3,547)	(4,157)
Other components of equity	19	(28,119)	(58,464)

Total equity attributable to owners of the parent		858,939	910,674
Non-controlling interests	11	200,742	203,849

Total equity		1,059,681	1,114,523

Total liabilities and equity		2,963,222	3,123,254

See accompanying notes to consolidated financial statements.

Consolidated Statements of Profit or Loss for the Fiscal Years Ended March 31, 2018, 2019, and 2020

	JPY (millions)
	Notes	2018	2019	2020
Revenue	6, 26, 27	2,844,447	2,913,446	3,095,234
Cost of sales	14, 29	2,046,853	2,083,517	2,207,675

Gross profit		797,594	829,929	887,559

Selling, general and administrative expenses	29	729,855	743,021	752,690
Other operating expenses	28	3,889	29,128	7,260

Operating profit	6	63,850	57,780	127,609

Finance income	6, 30	29,553	21,989	8,477
Finance costs	6, 30	11,568	8,377	15,464
Share of profit of entities accounted for using the equity method	6, 12	5,106	5,916	3,347

Profit before income taxes		86,941	77,308	123,969

Income taxes	13	26,784	25,378	11,250

Net profit		60,157	51,930	112,719

Net profit attributable to:
Owners of the parent		45,870	39,675	99,967
Non-controlling interests		14,287	12,255	12,752

Total		60,157	51,930	112,719

Earnings per share attributable to owners of the parent:
Basic earnings per share (JPY)	31	176.54	152.75	385.02
Diluted earnings per share (JPY)	31	176.54	152.75	385.01

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income for the Fiscal Years Ended March 31, 2018, 2019, and 2020

	JPY (millions)
	Notes	2018	2019	2020
Net profit		60,157	51,930	112,719

Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income	19	—	(3,035)	(20,297)
Remeasurements of defined benefit plans	19, 22	3,368	(40,348)	2,160
Share of other comprehensive income of entities accounted for using the equity method	19	10	(371)	(84)

Total items that will not be reclassified to profit or loss		3,378	(43,754)	(18,221)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	19	(6,434)	(735)	(14,776)
Cash flow hedges	19	(92)	(61)	22
Available-for-sale financial assets	19	8,462	—	—
Share of other comprehensive income of entities accounted for using the equity method	19	1,520	26	(175)

Total items that may be reclassified subsequently to profit or loss		3,456	(770)	(14,929)

Total other comprehensive income, net of tax		6,834	(44,524)	(33,150)

Total comprehensive income		66,991	7,406	79,569

Total comprehensive income attributable to:
Owners of the parent		51,599	(4,955)	69,622
Non-controlling interests		15,392	12,361	9,947

Total		66,991	7,406	79,569

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity for the Fiscal Years Ended March 31, 2018, 2019, and 2020

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2017		397,199	147,879	235,601	(3,101)	76,686	854,264	161,802	1,016,066

Net profit		—	—	45,870	—	—	45,870	14,287	60,157
Other comprehensive income	19	—	—	—	—	5,729	5,729	1,105	6,834

Comprehensive income		—	—	45,870	—	5,729	51,599	15,392	66,991
Purchase of treasury shares	19	—	—	—	(271)	—	(271)	—	(271)
Disposal of treasury shares	19	—	(5)	—	8	—	3	—	3
Cash dividends	20	—	—	(15,592)	—	—	(15,592)	(4,258)	(19,850)
Put option, written over shares held by a non-controlling interest shareholder		—	(2,113)	—	—	—	(2,113)	—	(2,113)
Changes in interests in subsidiaries	11	—	(7,057)	—	—	—	(7,057)	516	(6,541)

Total transactions with owners		—	(9,175)	(15,592)	(263)	—	(25,030)	(3,742)	(28,772)

As of March 31, 2018		397,199	138,704	265,879	(3,364)	82,415	880,833	173,452	1,054,285

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2018		397,199	138,704	265,879	(3,364)	82,415	880,833	173,452	1,054,285

Impact of changes in accounting policies		—	—	64,619	—	(65,904)	(1,285)	—	(1,285)
Recalculated beginning balance		397,199	138,704	330,498	(3,364)	16,511	879,548	173,452	1,053,000

Net profit		—	—	39,675	—	—	39,675	12,255	51,930
Other comprehensive income	19	—	—	—	—	(44,630)	(44,630)	106	(44,524)

Comprehensive income		—	—	39,675	—	(44,630)	(4,955)	12,361	7,406
Purchase of treasury shares	19	—	—	—	(215)	—	(215)	—	(215)
Disposal of treasury shares	19	—	2	—	32	—	34	—	34
Cash dividends	20	—	—	(15,591)	—	—	(15,591)	(4,302)	(19,893)
Put option, written over shares held by a non-controlling interest shareholder		—	836	—	—	—	836	—	836
Changes in interests in subsidiaries	11	—	(718)	—	—	—	(718)	19,231	18,513

Total transactions with owners		—	120	(15,591)	(183)	—	(15,654)	14,929	(725)

As of March 31, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	99,967	—	—	99,967	12,752	112,719
Other comprehensive income	19	—	—	—	—	(30,345)	(30,345)	(2,805)	(33,150)

Comprehensive income		—	—	99,967	—	(30,345)	69,622	9,947	79,569
Purchase of treasury shares	19	—	—	—	(674)	—	(674)	—	(674)
Disposal of treasury shares	19	—	(0)	—	63	—	63	—	63
Cash dividends	20	—	—	(18,188)	—	—	(18,188)	(4,941)	(23,129)
Put option, written over shares held by a non-controlling interest shareholder		—	912	—	—	—	912	—	912
Changes in interests in subsidiaries	11	—	0	—	—	—	0	(1,899)	(1,899)

Total transactions with owners		—	912	(18,188)	(611)	—	(17,887)	(6,840)	(24,727)

As of March 31, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2018, 2019, and 2020

	JPY (millions)
	Notes	2018	2019	2020
Cash flows from operating activities
Profit before income taxes		86,941	77,308	123,969
Depreciation and amortization	6	96,037	99,745	166,360
Impairment loss	6,10	1,530	12,607	6,384
(Decrease) increase in provisions		(7,450)	15,101	(5,639)
Finance income	30	(29,553)	(21,989)	(8,477)
Finance costs	30	11,568	8,377	15,464
Share of profit of entities accounted for using the equity method		(5,106)	(5,916)	(3,347)
Decrease (increase) in trade and other receivables		12,244	(41,470)	(26,263)
(Increase) decrease in contract assets		—	(16,951)	11,911
(Increase) decrease in inventories		(16,115)	(16,716)	11,430
Increase in trade and other payables		17,036	4,415	1,653
Increase in contract liabilities		—	21,500	11,536
Other, net		(16,701)	(48,544)	(20,517)

Subtotal		150,431	87,467	284,464
Interest and dividends received		6,076	7,580	6,947
Interest paid		(5,764)	(6,350)	(9,052)
Income taxes paid		(20,762)	(24,462)	(20,496)

Net cash provided by operating activities		129,981	64,235	261,863
Cash flows from investing activities
Purchases of property, plant and equipment		(43,253)	(48,929)	(72,825)
Proceeds from sales of property, plant and equipment		6,334	4,283	6,903
Acquisitions of intangible assets		(10,134)	(11,764)	(16,372)
Purchases of available-for-sale financial assets		(2,336)	—	—
Purchase of equity instruments designated as measured at fair value through other comprehensive income		—	(7,375)	(1,820)
Proceeds from sales of available-for-sale financial assets		12,442	—	—
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		—	2,293	12,279
Purchase of shares of newly consolidated subsidiaries	7	(23,110)	(47,930)	(6,935)
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred	7	5	17	52
Proceeds from sales of shares of subsidiaries	18	228	20,230	—
Decrease in cash flows resulting in change in scope of consolidation, net of consideration transferred		—	—	(220)
Purchases of investments in associates or joint ventures		(471)	(1,148)	(376)
Proceeds from sales of investments in associates or joint ventures	18	21,997	13,816	2,098
Proceeds from collection of loans receivable		25,466	94	44
Other, net		(1,399)	(262)	(6,851)

Net cash used in investing activities		(14,231)	(76,675)	(84,023)

	JPY (millions)
	Notes	2018	2019	2020
Cash flows from financing activities
Increase (decrease) in short-term borrowings, net	21	8,214	48,234	(4,349)
Proceeds from long-term borrowings	21	11,512	9,681	37,879
Repayments of long-term borrowings	21	(65,864)	(157,778)	(48,723)
Proceeds from issuance of bonds	21	100,000	50,011	—
Redemption of bonds	21	(40,000)	—	—
Repayments of lease liabilities	33	—	—	(53,620)
Proceeds from sales of interests in subsidiaries to non-controlling interests		—	18,810	—
Dividends paid	20	(15,586)	(15,586)	(18,177)
Dividends paid to non-controlling interests		(4,258)	(4,261)	(4,939)
Other, net		(1,257)	386	182

Net cash used in financing activities		(7,239)	(50,503)	(91,747)

Effect of exchange rate changes on cash and cash equivalents		(2,447)	(1,275)	(4,496)

Net increase (decrease) in cash and cash equivalents		106,064	(64,218)	81,597

Cash and cash equivalents, at beginning of the year		239,970	346,025	278,314

Decrease in cash and cash equivalents resulting from transfer to assets held for sale	18	(9)	(3,493)	(659)

Cash and cash equivalents, at end of the year	16	346,025	278,314	359,252

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.	Reporting Entity

NEC Corporation (the “Company” or “NEC”) is a public company incorporated in Japan. NEC and its subsidiaries (collectively, the “NEC Group”) has six segments: Public Solutions business, Public Infrastructure business, Enterprise business, Network Services business, System Platform business and Global business, all of which are operating segments. For further information regarding these businesses, see Note 6. “Segment Information.” The NEC Group’s principal operating bases are located mainly in Japan and other countries as disclosed in Note 11. “Subsidiaries.”

2.	Basis of Preparation

Compliance with International Financial Reporting Standards

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (“IAS”) and the related interpretations of the Standard Interpretations Committee (“SIC”) and IFRS Interpretations Committee (“IFRIC”).

Approval of Financial Statements

The consolidated financial statements were approved by Takashi Niino, President and CEO, and Takayuki Morita, Senior Executive Vice President, Member of the Board, and CFO, on June 30, 2020.

Basis of Measurement

The consolidated financial statements have been prepared on historical cost, except for certain assets and liabilities separately stated in Note 3. “Significant Accounting Policies.”

Functional and Presentation Currency

The consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.

New Accounting Standards and Interpretations Adopted

During the fiscal year ended March 31, 2020, the NEC Group has adopted IFRS 16, “Leases” (“IFRS 16”) with the method of recognizing the cumulative effect of the adoption of this new standard and the new accounting policy in equity as of the date of initial application on April 1, 2019. Accordingly, the comparative information as of March 31, 2019 and for the fiscal years ended March 31, 2018 and 2019, has not been restated. For the details, please refer to Note 38. “Impact of Changes in Accounting Policies.”

3.	Significant Accounting Policies

Unless otherwise stated, accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

Basis of Consolidation

Subsidiaries

The consolidated financial statements include the accounts of the NEC Group and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Subsidiaries are entities that are directly or indirectly controlled by the Company. The NEC Group controls an entity when the NEC Group is exposed or has rights to variable returns from involvement with the entity and has the ability to affect those returns by using its power, which is the current ability to direct the relevant activities, over the entity. To determine whether or not the NEC Group controls an entity, status of voting rights or similar rights, contractual agreements, and other relevant factors are considered.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date when the control is obtained until the date when the control is lost. The financial statements of subsidiaries have been adjusted in order to conform to the accounting policies adopted by the Company as necessary.

Changes in the Company’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any differences between the adjustment to non-controlling interest and fair value of consideration transferred or received are recognized directly in equity attributable to owners of the Company.

When control over a subsidiary is lost, the investment retained after the loss of control is re-measured at fair value as of the date when control is lost, and any gain or loss on such re-measurement and disposal of the interest sold is recognized in profit or loss.

Investments in Associates and Joint Arrangements

Associates are entities over which the NEC Group has significant influence over the decisions on financial and operating policies, but does not have control or joint control.

Joint arrangements are arrangements of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The NEC Group classifies joint arrangements into either joint ventures or joint operations. The classification of a joint arrangement as a joint venture or a joint operation depends upon the rights and obligations of the parties to the arrangement. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. There are no joint operations that are considered material to the NEC Group.

Investment in associates and joint ventures are accounted for using the equity method and recognized at cost on the acquisition date. The carrying amount is subsequently increased or decreased to recognize the NEC Group’s share of profit or loss and other comprehensive income of the associates and joint ventures after the date of initial recognition.

The financial statements of associates and joint ventures have been adjusted in order to conform to the accounting policies adopted by the Company in applying the equity method, as necessary.

Impairment of an investment in associates and joint ventures is measured by comparing the recoverable amount and the carrying amount of the investment. The impairment loss is recognized in profit or loss. If there has been a change in the estimates used to determine the recoverable amount and the recoverable amount increases, the impairment loss is reversed.

Business Combinations

Business combinations are accounted for using the acquisition method.

The consideration transferred for the acquisition of a subsidiary is measured at fair value of the assets transferred, the liabilities incurred to former owners of the acquiree, and the equity interests issued by the NEC Group.

The consideration for certain acquisitions includes payments that are contingent upon future events, such as the achievement of milestones and sales targets.

Identifiable assets acquired and liabilities and certain contingent liabilities assumed are measured at the fair values at the acquisition date. Non-controlling interests are initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amount of the acquiree’s identifiable net assets on a transaction-by-transaction basis.

Goodwill is measured as the excess of the sum of the fair value of consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest less the fair value of identifiable assets acquired, net of liabilities assumed at the acquisition date.

Acquisition related costs, such as agency, legal, and other professional, or consulting fees are recognized as expenses in the period they are incurred.

Foreign Currency Translation

Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the NEC Group companies using the exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated into the functional currency using the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the functional currency using the historical exchange rates at the date when the fair value was determined. Exchange differences arising from the settlement or translation of monetary items are recognized in profit or loss except for exchange differences arising from financial assets measured at fair value through other comprehensive income and qualifying hedging instruments in cash flow hedges to the extent that the hedges are effective, which are recognized in other comprehensive income.

Foreign Operations

The assets and liabilities of foreign operations are translated into Japanese yen using the exchange rate prevailing at the reporting date and their income and expenses are translated into Japanese yen using the average exchange rate for the period, unless the exchange rate fluctuates significantly. The foreign exchange differences arising on translation are recognized in other comprehensive income. In cases foreign operations are disposed of, the cumulative amount of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss as part of gains and losses on the disposal.

Financial Instruments

The NEC Group adopted IFRS 9, “Financial Instruments (2014)” (“IFRS9”) with a date of initial application of April 1, 2018. Comparative information has not been restated using the transition method under IFRS 9 and continues to be reported under IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). The NEC Group continues to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

The accounting policies applicable before April 1, 2018, for the fiscal year ended March 31, 2018

Non-derivative Financial Assets

The NEC Group classifies non-derivative financial assets into loans and receivables, and available-for-sale financial assets. The NEC Group initially recognizes loans and receivables on the date they originated. All other financial assets are initially recognized in the consolidated statements of financial position when the NEC Group becomes a party to the contractual provisions of the financial instruments. The NEC Group derecognizes financial assets when the contractual rights to cash flows from the assets expire, or when the NEC Group transfers those rights, as well as substantially all risks and rewards of ownership of the financial assets. Separate assets or liabilities are recognized when the NEC Group derecognizes financial assets, but still retains an interest that does not result in the retention of control over the financial asset.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active markets. Such assets are initially measured at fair value, plus any directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method. Impairment losses are recognized in profit or loss.

Available-for-sale financial assets are non-derivative financial assets that are not classified as either financial assets measured at fair value through profit or loss or loans and receivables.

Such assets are initially measured at fair value, plus any directly attributable transaction costs and subsequently measured at fair value at the reporting date. The resulting gains and losses are recognized in other comprehensive income with the exception of impairment losses, interest income, and foreign exchange differences on monetary financial assets. When the financial assets are derecognized or determined to be impaired, the gain or loss accumulated in other comprehensive income is reclassified to profit or loss. Fair values of available-for-sale financial assets that are quoted in active markets are measured at quoted market prices. Available-for-sale financial assets that are not quoted in active markets are measured at fair value determined by applying appropriate valuation techniques, such as comparable peer company analysis.

Impairment of Non-derivative Financial Assets

General—The NEC Group assesses whether there is any objective evidence that non-derivative financial assets is impaired at the end of each reporting period. The financial assets are determined to be impaired when an occurrence of loss events is indicated by such objective evidence and negative effects on the estimated future cash flows from the asset are reasonably predictable. Objective evidence that financial assets are impaired includes default or delinquency by a debtor and indications that a debtor or issuer will enter bankruptcy. In addition, for equity instruments, such as shares, a significant or prolonged decline in the fair value is objective evidence of impairment.

Impairment of financial assets measured at amortized cost—The NEC Group assesses individually whether there is any objective evidence of impairment for significant financial assets and those not considered as individually significant are assessed collectively. If there is objective evidence of impairment, the amount of loss is measured as the excess of the asset’s carrying amount over the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment loss is recognized in profit or loss and the carrying amount is reduced directly by that amount, except for receivables whose carrying amount is reduced through allowance. Carrying amounts of receivables are written off directly when future recovery is not reasonably possible through every possible means to collect the amount and they are assumed uncollectible. If, in subsequent periods, there is an occurrence of any events that indicates the recognized impairment loss has decreased, the loss is reversed through profit or loss.

Impairment of available-for-sale financial asset—An impairment loss on available-for-sale financial assets is recognized by reclassifying the loss accumulated in other components of equity to profit or loss. The amount of accumulated loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and the current fair value, less any impairment losses on the asset previously recognized in profit or loss. For debt instruments that are classified as available-for-sale financial asset, reversal of the impairment loss is recognized in profit or loss when its fair value increases and the increase can be objectively related to an event occurred after the impairment. The reversal of the impairment loss on equity instruments resulted from a subsequent increase in fair value is recognized directly in other comprehensive income.

Non-derivative Financial Liabilities

The NEC Group classifies non-derivative financial liabilities into other financial liabilities. The NEC Group recognizes debt securities on the date of issuance. All other financial liabilities are initially recognized on the date when the NEC Group becomes a party to contractual provisions. The NEC Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. These financial liabilities are measured initially at fair value, less any directly attributable transaction costs and subsequently measured at amortized cost, using the effective interest method. Amortization amounts are recognized as finance costs in profit or loss.

Derivative Financial Instruments

The NEC Group holds derivative financial instruments, such as forward exchange contracts, interest rate swaps, and currency options, to hedge foreign currency exposure and interest rate exposure. Derivatives are measured at fair value at the inception and subsequent periods. At the inception of a hedge relationship, derivatives designated as hedging instruments are classified as either cash flow hedge, fair value hedge, or hedge of a net investment.

For derivatives that are not designated as hedging instruments, any changes in the fair value of the derivatives are recognized in profit or loss.

For derivatives that are designated as hedging instruments, the NEC Group documents the relationship between the hedging instrument and hedged item, risk management objectives and strategy in undertaking the hedge transaction, and the hedged risk at the inception of the hedges. The NEC Group initially and continually assesses whether the hedging instruments are highly effective in offsetting changes in the fair value or the cash flows of the respective hedged items. The NEC Group did not have derivatives that were designated as hedging instruments in a fair value hedge nor net investment hedge relationship.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized in other comprehensive income and any ineffective portion is immediately recognized in profit or loss. The amount accumulated in other components of equity is reclassified to profit or loss in the same period during which the cash flows of the hedged item affect profit or loss. Hedge accounting is discontinued prospectively when the hedging instrument expires, is sold, terminated, exercised, or when no longer qualifies for hedge accounting, a forecast transaction is no longer highly probable, or the designation is revoked.

The accounting policies applicable from April 1, 2018, for the fiscal years ended March 31, 2019 and 2020

Non-derivative Financial Assets

The NEC Group classifies non-derivative financial assets into financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, or financial assets measured at fair value through profit or loss. The NEC Group has irrevocably elected to designate all equity instruments, except for those in the form of venture capital investments, in principle as financial assets measured at fair value through other comprehensive income.

The NEC Group initially recognizes financial assets measured at amortized cost on the date they originated. All other financial assets are initially recognized in the consolidated statements of financial position when the NEC Group becomes a party to the contractual provisions of the financial instruments.

The NEC Group derecognizes financial assets when the contractual rights to the cash flows from the asset expire, or when the NEC Group transfers the contractual rights to the cash flows from the asset, as well as substantially all the risks and rewards of ownership of the financial asset. Separate assets or liabilities are recognized when the NEC Group derecognizes financial assets, but still retains an interest that does not result in the retention of control over the financial asset.

Financial assets held by the NEC Group are measured at amortized cost when both of the following conditions are met:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are initially measured at fair value, plus any directly attributable transaction costs. Trade receivables that do not contain a significant financing component are measured at their transaction price. After initial recognition, the carrying amounts of financial assets measured at amortized cost are recognized using the effective interest method, less impairment loss. Amortization using the effective interest method and gains and losses on derecognition are recognized in profit or loss for the period.

The NEC Group has in principle elected to present subsequent changes in fair value of certain equity instruments in other comprehensive income except for those in the form of venture capital investments. These equity instruments are initially measured at fair value, plus any directly attributable transaction costs and measured at fair value in subsequent periods. Changes in fair value are included in other comprehensive income and never reclassified to profit or loss and the NEC Group never reclassifies accumulated other comprehensive income to retained earnings subsequently. Dividends from equity instruments designated as measured at fair value through other comprehensive income are recognized as finance income in profit or loss, unless the dividends clearly represent a recovery of part of the cost of the investment.

Financial assets other than financial assets measured at amortized cost or equity instruments designated as measured at fair value through other comprehensive income are classified as financial instruments measured at fair value through profit or loss. These financial assets are measured at fair value after initial recognition, and changes in their fair value are recognized in profit or loss. Gains and losses on financial instruments measured at fair value through profit or loss are recognized in profit or loss.

Impairment of Financial Assets

As for impairments on financial assets measured at amortized costs, the NEC Group recognizes allowances for expected credit losses by assessing whether the credit risk on the financial assets has increased significantly at each reporting date since initial recognition. Allowances are measured based on the estimated credit loss arising from the possible defaults during the 12 months after the reporting date (12-month expected credit loss) when the credit risk associated with the financial assets has not significantly increased since initial recognition. When the credit risk associated with the financial assets has significantly increased since initial recognition or the financial assets are credit-impaired, an allowance for expected credit loss is calculated based on the estimated credit loss arising from all possible defaults over the estimated remaining period of the financial instruments (life-time expected credit loss). Notwithstanding the above, an allowance for expected credit loss on trade receivables and contract assets is always calculated based on the estimated credit loss over the entire period. Significant increase in credit risk is determined based on changes in risks of a default occurring and the changes in such risks are determined considering significant financial difficulty, breach of contract, or increase in probability where the borrower will enter bankruptcy or other financial reorganization. Changes in allowances are recognized in profit and loss.

Non-derivative Financial Liabilities

The NEC Group classifies non-derivative financial liabilities into financial liabilities measured at amortized cost. The NEC Group recognizes debt securities on the date of issuance. All other financial liabilities are initially recognized on the date when the NEC Group becomes a party to contractual provisions. The NEC Group derecognizes a financial liability when its contractual obligations are discharged, canceled, or expired. These financial liabilities are measured initially at fair value less any directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method. Amortization amounts are recognized as finance costs in profit or loss.

Derivative Financial Instruments

The NEC Group holds derivative financial instruments, such as forward exchange contracts, interest rate swaps, and currency options, to hedge foreign currency exposure and interest rate exposures. Derivatives are measured at fair value at the inception and subsequent periods. At the inception of a hedge relationship, derivatives designated as hedging instruments are classified as either cash flow hedge, fair value hedge, or hedge of a net investment. For derivatives that are not designated as hedging instruments, any changes in the fair value of the derivative are recognized in profit or loss. For derivatives that are designated as hedging instruments, the NEC Group documents the relationship between the hedging instrument and hedged item, risk management objectives and strategy in undertaking the hedge transaction and the hedged risk at the inception of the hedges. The NEC Group initially and continually assesses whether the hedging instruments are highly effective in offsetting changes in the fair value or the cash flows of the respective hedged items. The NEC Group does not currently have derivatives that are designated as hedging instruments in a fair value hedge nor net investment hedge relationship.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives is recognized in other comprehensive income and any ineffective portion of changes in the fair value is immediately recognized in profit or loss. The amount accumulated in other components of equity is reclassified to profit or loss in the same period during which the cash flows of the hedged item affect profit or loss. Hedge accounting is discontinued prospectively when the hedging instrument expires, is sold, terminated, exercised, when no longer meets the criteria for hedge accounting, a forecast transaction is no longer highly probable, or the designation is revoked.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and redeemable in three months or less from each acquisition date.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenses directly attributable to acquisition of the asset, costs of dismantling and removing the assets, costs of restoring the site, and borrowing costs to be capitalized. When significant components of property, plant and equipment have different useful lives, they are accounted for as separate items (by major components) of property, plant and equipment. Gains or losses on disposals of property, plant and equipment are recognized in profit or loss.

Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated mainly using the straight-line method over the estimated useful lives of assets. The residual value is generally estimated at zero, except for the cases where the selling price, after deducting the costs of disposal, at the end of the useful lives is estimable.

The estimated useful lives of major property, plant and equipment are as follows:

Buildings and structures	7–60 years
Machinery and equipment	2–22 years
Tools, furniture and fixtures	2–20 years

Depreciation methods, useful lives, and residual values of assets are reviewed at the end of each reporting period and revised, as necessary.

Goodwill

An asset representing the future economic benefits arising together with other assets through the acquisition of a subsidiary that are not individually identifiable is recognized as Goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently whenever there is any indication of impairment for a cash-generating unit (“CGU”) to which goodwill is allocated. The NEC Group initially measures goodwill at the acquisition date as the excess of the aggregate of consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity, less the net recognized amount of the identifiable assets acquired and liabilities assumed. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase gain.

Intangible Assets

Development expenditures on software for sale and software for internal use are recognized as intangible assets, if all of the following criteria of capitalization are met:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other intangible assets, such as patents and licenses, are recognized at cost when acquired. Intangible assets acquired in business combinations and recognized separately from goodwill, including acquired capitalized development costs, are recognized at fair value at the acquisition date.

Intangible assets with definite useful lives are amortized mainly on a straight-line basis over their estimated useful lives from the date when the assets are available for use. Amortization of intangible assets is included in cost of sales and selling, general and administrative expenses. Customer relationship is amortized on a straight-line basis over the estimated useful lives. Software for sale is amortized based on the expected sales volume over the expected effective period unless such amortization method does not reflect the pattern of consumption of the expected future benefits from the asset. In such cases, software for sale is amortized on a straight-line basis over the remaining useful life. Software for internal use is amortized on a straight-line basis over the estimated useful lives. Other intangible assets, such as patents and licenses, are amortized from the date when the asset is available for use over the estimated useful lives, such as a contract period, using the method that reflects the pattern of consumption of the future economic benefits by the NEC Group.

The estimated useful lives of major intangible assets are as follows:

Software for sale	1–8 years
Software for internal use	3–5 years
Customer relationship	3–19 years
Acquired capitalized development costs	7–17 years
Others	2–10 years

Amortization methods, useful lives, and residual values of intangible assets with definite useful lives are reviewed at the end of each reporting period and revised as necessary.

Leases

During the fiscal year ended March 31, 2020, the NEC Group has adopted IFRS 16 . Please also refer to Note 38. “Impact of Changes in Accounting Policies” for the details of change in accounting policies regarding IFRS 16.

The accounting policies applicable before April 1, 2019, for the fiscal years ended March 31, 2018 and 2019

The NEC Group classifies a lease as a finance lease if it transfers substantially all the risks and rewards incidental to ownership to the NEC Group. Leases other than finance leases are classified as operating leases.

A leased asset or liability under a finance lease is measured at the lower of fair value of the leased asset or the present value of the minimum lease payments. Subsequently, the leased asset is depreciated over the shorter of the lease term or the economic useful life of the leased asset.

Minimum lease payments made under finance leases are allocated between finance costs and reduction of the remaining balance of the lease liability. The finance cost on the lease liability in each accounting period during the lease term are the amount that produces a constant periodic rate of interest on the remaining balance of the liability.

Lease payments made under an operating lease are recognized as an expense on a straight-line basis over the lease term.

The accounting policies applicable after April 1, 2019, for the fiscal year ended March 31, 2020

At inception of a contract, the NEC Group assesses whether the contract is, or contains, a lease. The NEC Group determines a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In addition, the NEC Group elected not to recognize right-of-use assets and lease liabilities for either short-term leases with a lease term of 12 months or less or leases for which the underlying assets are of low value. The NEC Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over their lease term.

As a lessee

At the commencement date of a lease, the NEC Group recognizes right-of-use assets that represent the right to use an underlying asset and a lease liability that represents its obligation to make lease payments. The lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if it is readily determinable, or otherwise, the lessee’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;

•	amounts expected to be payable under a residual value guarantee;

•	the exercise price under a purchase option that the NEC Group is reasonably certain to exercise; and

•	penalties for early termination of a lease unless the NEC Group is reasonably certain not to terminate the lease early.

The lease liability is subsequently measured at amortized cost using the effective interest method, and is remeasured under certain circumstances, such as when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the NEC Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the NEC Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The right-of-use assets are initially measured at the initial measurement amount of the lease liabilities adjusted for any prepaid lease payments before the commencement date and certain other items and are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of the underlying assets are determined on the same basis as those of property, plant and equipment. In addition, after the commencement date, the right-of-use asset is measured at cost less accumulated depreciation and accumulated impairment losses, and is adjusted for remeasurements of the lease liability. The right-of-use assets are presented as part of property, plant, and equipment, net.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined principally by using the first-in first-out method or the periodic average method, whereas the cost of inventories of items that are not interchangeable is determined by using the specific identification of their individual cost. Cost of inventories comprises all costs of purchase, costs of production, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Costs of finished goods and work in process include an allocation of production overheads that are based on the normal capacity of the production facilities. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment of Non-Financial Assets

Non-financial assets other than inventories, deferred tax assets, assets held for sale, assets arising from employee benefits and contract assets and assets recognized from costs to obtain a contract with a customer are assessed for indications of impairment at the end of each reporting period. This assessment is performed for an asset or a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. The recoverable amount is determined for an individual asset, or a CGU when the individual asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. The NEC Group’s corporate assets do not generate independent cash inflows. If there is any indication that corporate assets may be impaired, the recoverable amount is estimated for the CGU to which the corporate assets belong. Corporate assets are assets other than goodwill that contribute to the future cash flows of both the CGU to which the corporate assets belong and other CGUs, and include land or buildings held by administrative departments.

The recoverable amount is the higher of the fair value of an asset or a CGU, less costs of disposal and its value in use. Value in use is calculated as the present value of the estimated future cash flows associated with the asset or CGU. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate, which reflects current market assessments of the time value of money and any risks specific to the asset or the CGU.

For goodwill and intangible assets with indefinite useful lives, the recoverable amount is estimated at the same time each year for the level of a CGU to which goodwill and intangible assets with indefinite lives have been allocated, and they are also tested for impairment whenever there is any indication of impairment.

An impairment loss recognized in prior periods for an asset other than goodwill is reversed if there is any indications that the loss recognized for the asset may no longer exist or may have decreased, and if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. Impairment losses on goodwill are not reversed.

Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered through a sale transaction rather than through its continuing use. The condition above is met only when the asset is available for immediate sale in its present condition and its sale is highly probable. If the NEC Group commits to a sale plan involving loss of control of a subsidiary, it classifies all the assets and liabilities of the subsidiary as held for sale when the criteria set out above are met, regardless of whether it will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortized.

Employee Benefits

Defined Benefit Plans

The NEC Group’s defined benefit plans consist of defined benefit pension plans and lump-sum severance payment plans. For defined benefit plans, the present value of defined benefit obligations, less the fair value of plan assets is recognized as either liability or asset. Defined benefit obligations are measured separately for each plan by discounting estimated amount of future benefits employees have earned in return for their services in the current and prior periods to its present value. The discount rate is the yield at the reporting date on high-quality corporate bonds that is consistent with the currency and estimated terms of the NEC Group’s post-employment benefit obligations. The NEC Group uses the projected unit credit method to determine the present value of defined benefit obligations, service cost, and the past service cost for each defined benefit obligation. Past service costs arising from a plan amendment or curtailment are recognized in profit or loss upon occurrence of the plan amendment or curtailment. Remeasurement of net defined benefit plans is recognized in full as other comprehensive income and not reclassified to retained earnings in subsequent periods.

Defined Contribution Pension Plans

Defined contribution pension plans are post-employment benefit plans under which the NEC Group pays fixed contributions to a separate entity (fund) and has no legal or constructive obligations to pay further amounts. Contributions to defined contribution pension plans are recognized as expense in profit or loss when the employees render related services.

Provisions

Provisions are recognized when the NEC Group has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations.

Revenue

The NEC Group applied IFRS 15, “Revenue from Contract with Customers” (“IFRS 15”), by recognizing the cumulative effect at the date of initial application according to the transition provisions stipulated in IFRS 15. Accordingly, the comparative information for the fiscal year ended March 31, 2018 has not been restated, and continues to be reported under IAS 18, “Revenue” and IAS 11, “Construction Contracts.”

The accounting policies applicable before April 1, 2018, for the fiscal year ended March 31, 2018

Revenue is recognized when it is probable that future economic benefits will flow to the NEC Group and these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received taking into account the amount of any sales discounts, volume rebates, and taxes, such as consumption taxes.

Contracts for Hardware and Packaged Software Deployments

Revenue from contracts for hardware and packaged software deployments is recognized when the significant risks and rewards of ownership of the goods are transferred to the buyer, which usually is based on the inspection of the buyer.

Contracts for Services to Customers (Including Maintenance and Outsourcing)

When the outcome of a transaction involving the contracts for services to customers can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction. When substantially the same service is continuously provided over a specified period, revenue is recognized on a straight-line basis over the specified period.

Contracts for System Integrations and Equipment Constructions

Contract revenue comprises the amount of revenue initially agreed in the contract, plus any variations in contract work, claims, and incentive payments, to the extent that it is probable that they will result in revenue and are capable of being reliably measured. For construction contracts and customized software, when the outcome of the construction contract can be reliably estimated, contract revenue is recognized based on the stage of completion. The stage of completion is primarily determined using the cost-to-cost method. For contracts for system integrations and equipment constructions in which the outcome cannot be reliably estimated, contract revenue is recognized only to the extent of contract costs incurred that are probable to be recoverable, and contract costs are recognized as expenses in the period they are incurred.

The accounting policies applicable from April 1, 2018, for the fiscal years ended March 31, 2019 and 2020

In accordance with IFRS 15, the following five-step approach is applied to recognize revenue, except for interest and dividend income within the scope of IFRS 9 and lease payments within the scope of IAS 17 or IFRS 16.

Step 1: Identify the contract with a customer

Step 2: Identify performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to each performance obligation in the contract

Step 5: Recognize revenue when (or as) each performance obligation is satisfied

Identifying Distinct Performance Obligations in Contracts with Customers

The NEC Group recognizes revenue from contracts with customers for contracts for hardware and packaged software deployments, for services to customers and for system integrations and equipment constructions. The NEC Group identifies distinct promised goods or services (i.e., performance obligations) within these contracts and accounts for revenue in accordance with their performance obligations. The NEC Group separately accounts for the good or service, if a promised good or service is distinct where the NEC Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contracts, and a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

Determining the Transaction Price

The NEC Group considers the effects of variable consideration, constraining estimates of variable consideration, the existence of a significant financing component in the contract, non-cash consideration, and consideration payable to a customer when determining the transaction price. The NEC Group recognizes a variable consideration, which consists primarily of sales incentives that are offered to wholesalers and retailers as part of the NEC Group’s sales promotion activities. When there is a possibility of subsequent variability in the consideration receivable from these customers, the variable consideration is estimated and included in revenue to the extent that it is highly probable that its inclusion will not result in a significant reversal in the amount of cumulative revenue recognized when the uncertainty has been subsequently resolved. When estimating the sales incentives, NEC Group uses the expected value method considering the historical experience of sales by customers and products. In assessing whether a contract contains a financing component and whether that financing component is significant to the contract, the NEC Group considers the difference, if any, between the amount of promised consideration and the cash selling price of the promised goods or services. The NEC Group also considers the combined effect of the expected length of time between when it transfers the promised goods or services to the customer and when the customer pays for those goods or services and the prevailing interest rates in the relevant market.

Allocating the Transaction Price to Performance Obligation

The NEC Group allocates the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods or services to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone selling price basis, the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract is determined and the transaction price is allocated in proportion to those stand-alone selling prices. A stand-alone selling price is estimated if it is not directly observable. For contracts for hardware and packaged software deployments, the NEC Group estimates stand-alone selling prices mainly based on adjusted market assessment approach. For contracts for services to customers and for system integrations and equipment constructions, the NEC Group estimates stand-alone selling price mainly based on expected cost plus a margin approach.

Satisfaction of Performance Obligation

The NEC Group recognizes revenue when or as the NEC Group satisfies a performance obligation at a point in time or over time by transferring a promised good or service to a customer.

The NEC Group recognizes revenue over time if one of the following criteria is met; i) the customer simultaneously receives and consumes the benefits provided by the NEC Group’s performance as the NEC Group performs, ii) the NEC Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or iii) the NEC Group’s performance does not create an asset with an alternative use to the NEC Group and it has an enforceable right to payment for performance completed to date. If none of the above is met, the NEC Group recognizes revenue at a point in time when it is determined that control of an asset is transferred to a customer.

Performance Obligations and Revenue Measurement Methods by Type of Goods or Services

Contracts for Hardware and Packaged Software Deployments

The major transactions regarding revenue from contracts for hardware and packaged software deployments are hardware (servers, mainframes, supercomputers, storage, business PCs, POS, ATMs, control equipment, wireless LAN routers), software (integrated operation management, application servers, security, database software), enterprise network solutions (IP telephony systems, WAN/wireless access equipment, LAN products), network infrastructure (core network, mobile phone base stations, optical transmission systems, routers / switches, mobile backhaul), system devices (displays, projectors) and lighting equipment.

The NEC Group recognizes revenue when control over goods is transferred to customers. To determine the point in time at which the control is transferred to the customer, the NEC Group considers whether or not a) the NEC Group has a present right to payment for the asset; b) the customer has legal title to the asset; c) the NEC Group has transferred physical possession of the asset; d) the customer has the significant risks and rewards related to the ownership of the asset; and e) the customer has accepted the asset. This transfer generally corresponds to the date of the inspection by the customer.

Revenue on Hardware requiring significant services, including installation, such as servers and network products, is in principle recognized upon the customer’s acceptance. Revenue on standard Hardware, such as personal computers and electronic devices, is recognized in principle upon delivery, where the control of the Hardware is transferred to the customer.

Contracts for Services to Customers (Including Maintenance and Outsourcing)/Contracts for System Integrations and Equipment Constructions

The major transactions regarding revenue from contracts for services to customers/system integrations and equipment constructions are systems integration (systems implementation, consulting), safety (biometric solutions, surveillance and others), software & services for service providers (Operation Support System (OSS)/ Business Support System (BSS), Software-Defined Networking (SDN), Network Functions Virtualization (NFV)), services & management (OSS/BSS, and service solutions), network infrastructure (submarine systems), energy storage system, outsourcing/cloud services, data center infrastructure services and maintenance and support.

Supply of the above services usually corresponds to any of the following criteria: a) the customer simultaneously receives and consumes all of the benefits provided by the NEC Group as the NEC Group performs; b) the NEC Group’s performance creates or enhances an asset that the customer controls as the asset is created; or c) the NEC Group’s performance does not create an asset with an alternative use to the NEC Group and the NEC Group has an enforceable right to payment for performance completed to date and, therefore, is a performance obligation that is satisfied over time. If the progress toward complete satisfaction of the performance obligation can be reasonably measured, revenue from a service is recognized by measuring the progress. If the progress cannot be reasonably measured, revenue from a service is recognized only to the extent of the costs incurred if the NEC Group expects to recover the costs until such time that the outcome of the performance obligation can be reasonably measured.

Revenue for fixed price service contracts, including construction contracts is in principle recognized by the method of measuring the progress based on the costs incurred to date as a percentage of the total estimated project costs. When milestones for the obligations to be performed by the NEC Group are defined at contract inception, revenue is recognized based on completion of the contractual milestones.

Revenue on ongoing service contracts is recognized by measuring the progress based on the period of services already provided over the entire service period. Where outsourcing services are charged on a per unit basis, such as data usage, revenue is recognized when the service is provided. Where services are charged on a time period basis, revenue is recognized evenly over the period of the service contract. For maintenance, in principle revenue is recognized over the period in which the services are provided; however, where the contracts are charged on a time basis, revenue is recognized on a time and materials basis.

Where changes occur in the initial estimates of revenues, measure of progress, and costs incurred for a contract, the cumulative impact arising from a change of estimates is recognized in profit or loss in the period in which the changes become certain and possible to be estimated.

Contracts with Multiple Performance Obligations

Contracts with multiple performance obligations represent one contract that consists of several types of goods or services, such as supply of Hardware and related services or supply of software sales and support services. Goods or services promised to a customer are identified as a distinct performance obligation if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and the NEC Group’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, as mentioned above.

Methods for Measuring Progress

When revenue is recognized over time, the NEC Group measures the progress to depict the performance in transferring control of goods or services promised to a customer. Revenue is recognized for a performance obligation satisfied over time only if the progress can be reasonably measured as mentioned above. When the progress cannot be measured reasonably, revenue is recognized only to the extent of the costs incurred also as mentioned above.

Product Warranty

The NEC Group repairs or exchanges products for free of charge to honor warranty within the warranty period after the sale of products or delivery of developed software based on contracts. Product warranty liabilities are recognized for individually estimated future warranty costs using the historical ratio of warranty costs to net sales or other relevant factors, considering the additional incremental costs that are expected to be incurred. If a product warranty is purchased separately or purchased in addition to the standard warranty by a customer, the product warranty is identified as a separate performance obligation. The transaction price is allocated to the performance obligation and revenue is recognized for the allocated amount over a warranty period.

Contract Asset and Contract Liability

Contract asset is an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (i.e., the entity’s future performance) and contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration or the amount is due from the customer. Advances received from construction contracts are recorded as “contract liabilities” in the consolidated statements of financial position.

Incremental Costs of Obtaining a Contract

An asset is recognized for the incremental costs of obtaining a contract with a customer if those costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that the NEC Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The costs are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.

Income Taxes

Income tax expenses comprise current and deferred taxes, both of which are recognized in profit or loss, except for the tax arising from transactions which are recognized either directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on taxable profit or tax losses for the reporting period, using tax rates and tax laws enacted or substantively enacted at the end of the reporting period.

Deferred taxes are calculated based on the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, and unused tax losses carryforward at the end of the reporting period.

Deferred tax assets and liabilities are not recognized for the following temporary differences:

•	Temporary differences on the initial recognition of an asset or liability in a transaction which is not a business combination and that affects neither accounting nor taxable profit nor loss;

•

Temporary differences arising from investments in subsidiaries, associates, and joint arrangements to the extent that it is probable that the temporary difference will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period in which the temporary differences are expected to reverse based on the tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and liabilities are for those related to income taxes levied by the same taxation authority on the same taxable entity.

A deferred tax asset is recognized for the carryforward of unused tax losses, and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilized.

The amount of deferred tax assets is reduced to the extent that it is no longer probable that future taxable income would be sufficient to allow the benefit of part or all of the deferred tax asset to be utilized.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity.

Treasury shares are measured at cost and deducted from equity. When NEC Group sells the treasury shares subsequently, the difference between the carrying amount and the consideration received is recognized in share premium. Additional costs directly related to repurchase or sale of treasury shares are deducted from equity.

4.	Use of Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions may differ from the actual results.

These estimates and underlying assumptions are reviewed by management on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The NEC Group has assessed the impact of significant uncertainty introduced by the COVID-19 pandemic on its accounting estimates and judgments based upon the information currently available. The areas for which the estimate of potential effects of the COVID-19 and various governments’ counter-measures on future macroeconomic conditions was of particular importance as of March 31, 2020, are the recoverable amount in the impairment testing of non-financial assets, and the recoverability of deferred tax assets. Given the uncertainties associated with the nature of the COVID-19 pandemic, it is extremely difficult to estimate the ultimate impact of the outbreak. While the NEC Group’s operating results may be temporarily adversely impacted, management has determined that the impact of the COVID-19 pandemic on the NEC Group’s long-term operating results would not be significant, considering the business environment in the ICT industry in which the NEC Group operates, where the management of the NEC Group expects a strong demand for investments in IT infrastructures, such as DX (Digital Transformation) in response to coming changes in society after the COVID-19 crisis.

While there was not a material impact to the consolidated financial statements as of and for the fiscal year ended March 31, 2020, as events continue to evolve and additional information becomes available, actual results and outcomes in future reporting periods may differ materially from the managements of the NEC Group’s estimates.

Information about judgments and estimates that have been made in the process of applying accounting policies and that have significant effects on the amounts reported in the consolidated financial statements, and information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements, are as follows:

•	Fair Value of Financial Instruments (Note 32)

•	Recoverable Amount in Impairment Test of Non-financial Assets (Note 10)

•	Actuarial Assumptions of Post-retirement Benefits (Note 22)

•	Recognition and Measurement of Provisions (Note 23)

•	Revenue Recognition (Note 26)

•	Recoverability of Deferred Tax Assets (Note 13)

•	Identification of Lease and Determination of Lease Term (Note 33)

5.	New Accounting Standards and Interpretations Issued and Not Yet Adopted

Of the new or amendments to IFRS standards that have been issued but are not effective as of the date of the approval of the consolidated financial statements of the NEC Group, none is expected to have material effects on the NEC Group’s financial position or results of operations.

6.	Segment Information

The NEC Group has six reportable segments: Public Solutions business, Public Infrastructure business, Enterprise business, Network Services business, System Platform business and Global business, all of which are operating segments. Operating segments are defined as the components of the NEC Group for which separate financial information is available that is evaluated regularly by the board of directors of NEC, which is the NEC Group’s chief operating decision maker in deciding how to allocate resource and in assessing performance. The NEC Group’s various operations are organized into the following six operating segments based primarily on the characteristics of the customers served, and into other business activities that provide products and services such as data center solutions and security solutions to customers:

Public Solutions business provides system integration and development services mainly to local and regional government entities, medical institutions and medium-sized enterprises in Japan.

Public Infrastructure business provides primarily system integration and development services, satellites and satellite management services, sensors and air traffic management systems and broadcasting systems to Japanese national-level government organizations and enterprises in the aerospace, defense and media industries that support national and social infrastructures primarily in Japan.

Enterprise business mainly provides system integration and development services, including consulting, design and implementation, system maintenance and support services, and system outsourcing and cloud services, as well as related equipment, to business enterprises especially in the manufacturing, retail and services, and financial sectors primarily in Japan.

Network Services business mainly provides mobile phone network base stations, fixed and mobile phone networks and other ICT solutions to customers in the telecommunications market primarily in Japan.

System Platform business mainly provides both non-customized and customized hardware, such as servers, mainframes, storage devices, wireless LAN routers and personal computers, and software products as well as maintenance services to government agencies and business enterprises primarily in Japan.

Global business mainly provides “Safer Cities”—public safety solutions, software services for service providers, network infrastructure, system devices and energy storage solutions in overseas markets outside of Japan.

Changes to reportable segments and matters related to measurement for segment profit or loss

Effective April 1, 2019, the NEC Group has changed its internal organization and the composition of its current operating segments, which resulted in a change in reporting segments. Major changes to the reportable segments include a transfer of Enterprise Network Solutions from “System Platform” segment to “Network Services” segment. In addition, from the fiscal year ended March 31, 2020, segment profit (loss) is measured by deducting amortization expenses on intangible assets recognized as a result of mergers and acquisitions (“M&A”) and M&A-related expenses (financial advisory fee and other fees.) from selling, general and administrative expenses and other operating expenses for the respective segments. The new “segment profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to NEC’s overall earnings. Intersegment sales revenues are made at amount that approximates arm’s-length prices.

Segment information on revenue, profit or loss and other metrics by reportable segment reflecting above changes retrospectively for the fiscal years ended March 31, 2018 and 2019, and segment information on revenue, profit or loss and other metrics by reportable segment for the fiscal year ended March 31, 2020, are as follows:

Fiscal year ended March 31, 2018

	JPY (millions)
	Reportable segments							Others	Reconciling items	Consolidated total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	System Platform	Global	Total
Revenue:
External customers	268,337	624,819	405,221	442,472	488,578	420,450	2,649,877	194,570	—	2,844,447
Intersegment	7,661	8,164	11,194	13,115	45,405	2,328	87,867	42,139	(130,006)	—

Total	275,998	632,983	416,415	455,587	533,983	422,778	2,737,744	236,709	(130,006)	2,844,447

Segment profit (loss)	4,418	50,623	36,225	22,882	29,294	(23,958)	119,484	(3,138)	(43,816)	72,530

Amortization of acquisition-related intangible assets										(7,440)
M&A related expenses										(1,240)

Operating profit										63,850

Finance income										29,553
Finance costs										(11,568)
Share of profit of entities accounted for using the equity method										5,106

Profit before income taxes										86,941

Other items:
Depreciation and amortization	3,903	31,612	4,895	7,618	15,220	11,197	74,445	16,151	5,441	96,037
Impairment loss	—	—	108	2	13	800	923	527	80	1,530
Reversal of impairment loss	—	—	—	—	—	—	—	(138)	—	(138)
Capital expenditures	4,275	30,584	8,060	10,052	21,684	9,382	84,037	17,644	6,250	107,931

Fiscal year ended March 31, 2019

	JPY (millions)
	Reportable segments							Others	Reconciling items	Consolidated total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	System Platform	Global	Total
Revenue:
External customers	286,151	621,879	431,801	460,307	500,213	409,369	2,709,720	203,726	—	2,913,446
Intersegment	7,739	7,772	10,634	11,475	49,207	2,488	89,315	95,393	(184,708)	—

Total	293,890	629,651	442,435	471,782	549,420	411,857	2,799,035	299,119	(184,708)	2,913,446

Segment profit (loss)	7,239	45,358	35,807	20,677	20,078	(22,517)	106,642	18,955	(55,670)	69,927

Amortization of acquisition-related intangible assets										(10,384)
M&A related expenses										(1,763)

Operating profit										57,780

Finance income										21,989
Finance costs										(8,377)
Share of profit of entities accounted for using the equity method										5,916

Profit before income taxes										77,308

Other items:
Depreciation and amortization	3,863	33,226	4,558	7,597	14,260	14,248	77,752	16,063	5,930	99,745
Impairment loss	164	136	34	—	1,465	4,900	6,699	463	5,445	12,607
Capital expenditures	3,979	40,302	10,066	10,754	18,964	26,844	110,909	17,710	21,749	150,368

Fiscal year ended March 31, 2020

	JPY (millions)
	Reportable segments							Others	Reconciling items	Consolidated total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	System Platform	Global	Total
Revenue:
External customers	324,608	631,140	455,508	509,832	548,692	493,761	2,963,541	131,693	—	3,095,234
Intersegment	7,443	6,095	8,976	16,897	52,353	732	92,496	89,656	(182,152)	—

Total	332,051	637,235	464,484	526,729	601,045	494,493	3,056,037	221,349	(182,152)	3,095,234

Segment profit (loss)	18,602	53,857	37,154	38,207	48,859	(3,752)	192,927	9,374	(56,503)	145,798

Amortization of acquisition-related intangible assets										(16,968)
M&A related expenses										(1,221)

Operating profit										127,609

Finance income										8,477
Finance costs										(15,464)
Share of profit of entities accounted for using the equity method										3,347

Profit before income taxes										123,969

Other items:
Depreciation and amortization	3,850	40,443	6,743	9,516	16,922	27,876	105,350	42,882	18,128	166,360
Impairment loss	679	83	23	1,789	382	2,841	5,797	586	1	6,384
Reversal of impairment loss	—	—	—	—	—	—	—	(150)	—	(150)
Capital expenditures	6,228	46,187	10,754	17,156	18,949	57,703	156,977	33,214	19,248	209,439

“Others” mainly includes businesses such as data center service and lighting equipment for the fiscal years ended March 31, 2018 and 2019, and data center service and security for the fiscal year ended March 31, 2020. “Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 43,123 million JPY, 55,105 million JPY and 60,769 million JPY for the fiscal years ended March 31, 2018, 2019, and 2020, respectively. Corporate expenses mainly include general and administrative expenses and research and development expenses incurred at the headquarters of NEC.

Geographical information

Revenues from contract with customers by country or region for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Japan	2,104,268	2,224,345	2,343,260
North America and Latin America	185,293	174,385	164,075
Europe, Middle East, and Africa	154,798	161,094	234,097
China, East Asia, and Asia Pacific	400,088	353,622	353,802

Total	2,844,447	2,913,446	3,095,234

Non-current assets other than financial instruments, deferred tax assets, and net defined benefit assets by country/region as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Japan	544,289	670,192
North America and Latin America	39,836	43,141
Europe, Middle East, and Africa	232,517	228,515
China, East Asia, and Asia Pacific	15,110	15,131

Total	831,752	956,979

Goodwill of 86,940 million JPY and 82,387 million JPY as of March 31, 2019 and 2020, respectively recognized as a result of the acquisition of KMD Holding ApS (“KMD”) during the fiscal year ended March 31, 2019, was included in Denmark, which is part of, Europe, Middle East, and Africa.

Major customers

The NEC Group does not have any external customers that comprise more than 10% of revenue in the consolidated statements of profit or loss.

7.	Business Combinations

Acquisitions during the year ended March 31, 2018

On January 31, 2018, the NEC Group acquired 90% of the shares of UK-based IT services company named Northgate Public Services Limited (“NPS”). NPS provides software solution services mainly to police and government, and the acquisition enables the NEC Group to accelerate the expansion of “Safer Cities” business. The NEC Group incurred acquisition-related costs of 1,006 million JPY related to the share acquisition. These costs were included in selling, general and administrative expenses in the consolidated statement of profit or loss.

The total consideration transferred was composed of the following:

JPY (millions)
Amount
Cash and cash equivalents	23,252
Contingent consideration	4,311

Total	27,563

The acquisition contract states that contingent consideration to be measured based on specific performance indicators as defined of the acquiree and NEC is obligated to pay a minimum consideration of 25 million GBP. Accordingly, NEC recognized unpaid acquisition cost of 4,311 million JPY by estimating NPS’ probability for achieving the performance indicators by using the Monte Carlo method.

The fair value of assets acquired and liabilities assumed at the acquisition date is as follows:

JPY (millions)
Amount
Cash and cash equivalents	1,047
Trade and other receivables	4,899
Other current assets	76
Property, plant and equipment	729
Intangible assets	27,732
Other non-current assets	3,119
Trade and other payables	(1,408)
Other current liabilities	(6,603)
Other financial liabilities—non-current	(41,848)
Other non-current liabilities	(8,860)

Total identifiable net liabilities assumed	(21,117)

Goodwill arising from the acquisition is as follows:

JPY (millions)
Amount
Consideration for the acquisition	27,563
Non-controlling interests	(5,598)
Fair value of identifiable net liabilities assumed by the NEC Group	21,117

Goodwill arising from acquisition	43,082

The goodwill is attributable mainly to the synergies expected to be achieved from integrating the acquiree into the NEC Group’s existing “Safer Cities” business. There is no goodwill recognized that is expected to be deductible for tax purposes.

Since the acquisition date, NPS contributed revenue of 2,734 million JPY and net loss of 810 million JPY to the NEC Group’s results for the year ended March 31, 2018. Had the acquisition occurred on April 1, 2017, consolidated revenue would have been 2,863,042 million JPY, and consolidated net profit for the year would have been 56,696 million JPY.

Subsequent to the completion of the share acquisition, put options held by non-controlling interests of NPS were exercised on March 23, 2018, and the voting right of the NEC Group increased to 100%, The difference between cash consideration paid of 12,721 million JPY and the decrease in the carrying amount of the non-controlling interests of 5,714 million JPY was recognized as a decrease to share premium of 7,007 million JPY.

Acquisitions during the fiscal year ended March 31, 2019

On February 21, 2019, NEC completed an acquisition of 100% of the outstanding shares of KMD in cash of 48,377 million JPY. KMD is a Danish IT company, which provides software solution and maintenance services mainly to government offices. The acquisition enables the NEC Group to accelerate the expansion of safety business in Europe and globally. The Company incurred acquisition-related costs of 1,128 million JPY related to the share acquisition. These costs were included in selling, general and administrative expenses in the consolidated statement of profit or loss.

The fair value of assets acquired and liabilities assumed at the acquisition date is as follows:

JPY (millions)
Amount
Cash and cash equivalents	3,104
Trade and other receivables	9,604
Other current assets	6,933
Property, plant and equipment	2,181
Intangible assets	73,769
Other non-current assets	911
Trade and other payables	(9,396)
Other current liabilities	(22,535)
Other financial liabilities–non-current	(79,365)
Other non-current liabilities	(24,655)

Total identifiable net liabilities assumed	(39,449)

Trade and other receivables comprise gross contractual amounts due of 9,655 million JPY, of which 51 million JPY was expected to be uncollectable at the date of acquisition.

Goodwill arising from the acquisition is as follows:

JPY (millions)
Amount
Consideration for the acquisition	48,377
Fair value of identifiable net liabilities assumed by the NEC Group	39,449

Goodwill arising from acquisition	87,826

The goodwill is attributable mainly to the synergies expected to be achieved from integrating the acquiree into the NEC Group’s existing “Safer Cities” business. There is no goodwill recognized that is expected to be deductible for tax purposes.

Since the acquisition date, KMD contributed revenue of 6,617 million JPY and net profit of 120 million JPY to the NEC Group’s results for the year ended March 31, 2019. Had the acquisition occurred on April 1, 2018, consolidated revenue would have been 2,995,268 million JPY, and consolidated net profit for the year would have been 39,909 million JPY.

8.	Property, Plant and Equipment

Reconciliation of the carrying amounts of property, plant and equipment for the fiscal years ended March 31, 2019 and 2020, is as follows:

	JPY (millions)
Carrying amounts	Buildings and structures	Machinery and equipment	Tools, furniture and fixtures	Land	Construction in progress	Right-of-use assets	Total
As of April 1, 2018	181,508	46,319	83,038	68,794	19,931	—	399,590
Acquisitions	6,148	2,625	6,475	392	47,048	—	62,688
Acquisitions through business combinations	846	123	1,174	38	—	—	2,181
Reclassifications	8,646	10,438	38,618	(32)	(34,834)	—	22,836
Depreciation	(14,445)	(12,592)	(37,368)	—	—	—	(64,405)
Impairment losses	(3,953)	(256)	(1,856)	(1,509)	(128)	—	(7,702)
Disposals	(1,205)	(862)	(763)	(764)	(2,917)	—	(6,511)
Foreign currency translation adjustments	65	(31)	26	51	33	—	144

As of March 31, 2019	177,610	45,764	89,344	66,970	29,133	—	408,821

Impact of changes in accounting policies	(772)	(126)	(3,221)	—	—	179,818	175,699

Beginning balance as adjusted	176,838	45,638	86,123	66,970	29,133	179,818	584,520

Acquisitions	3,338	3,239	8,145	175	52,528	31,000	98,425
Reclassifications	25,191	10,058	38,642	(923)	(54,084)	—	18,884
Depreciation	(15,439)	(12,228)	(41,766)	—	—	(53,917)	(123,350)
Impairment losses	(918)	(23)	(687)	(982)	(132)	(559)	(3,301)
Reversal of impairment loss	—	—	—	150	—	—	150
Disposals	(629)	(553)	(1,301)	(273)	(4,738)	(3,410)	(10,904)
Transfer to assets held for sale	(425)	(1,072)	(513)	(725)	(111)	(1,089)	(3,935)
Foreign currency translation adjustments	(270)	(342)	(516)	(28)	(95)	(1,161)	(2,412)

As of March 31, 2020	187,686	44,717	88,127	64,364	22,501	150,682	558,077

	JPY (millions)
Cost	Buildings and structures	Machinery and equipment	Tools, furniture and fixtures	Land	Construction in progress	Right-of-use assets	Total
As of April 1, 2018	545,067	258,411	419,497	75,255	19,943	—	1,318,173
As of March 31, 2019	550,115	249,618	427,384	75,373	29,133	—	1,331,623
As of March 31, 2020	558,814	241,499	420,597	72,768	22,608	206,338	1,522,624

	JPY (millions)
Accumulated depreciation and accumulated impairment losses	Buildings and structures	Machinery and equipment	Tools, furniture and fixtures	Land	Construction in progress	Right-of-use assets	Total
As of April 1, 2018	363,559	212,092	336,459	6,461	12	—	918,583
As of March 31, 2019	372,505	203,854	338,040	8,403	—	—	922,802
As of March 31, 2020	371,128	196,782	332,470	8,404	107	55,656	964,547

The “Reclassifications” in the table above for the fiscal years ended March 31, 2019 and 2020, includes the transfer from inventories under current assets.

Carrying amounts of leased assets under finance leases included within property, plant and equipment as of March 31, 2019, were as follows:

JPY (millions)
2019
Buildings and structures	772
Machinery and equipment	126
Tools, furniture and fixtures	3,221

Total	4,119

Pledged assets as of March 31, 2019 and 2020, were as follows:

	JPY (millions)
	2019	2020
Land	3,417	128
Others	828	666

Total	4,245	794

Impairment losses

Impairment losses are included in other operating expenses in the consolidated statements of profit or loss. The aggregate amount of impairment losses is disclosed in Note 10 “Impairment Losses of Non-Financial Assets.”

During the fiscal year ended March 31, 2019, the NEC Group recorded impairment losses of 3,584 million JPY mainly over buildings and structures, machinery and equipment, tools, furniture and fixtures, and land in the corporate research facilities. The losses are included in corporate expenses, and are not allocated to any reportable segment. The recoverable amount was measured based on the fair value less costs of disposal. As the assets were measured using the significant unobservable inputs such as discount rate, terminal capitalization rate, and average rent growth rate, their fair value measurements are classified as Level 3 in the fair value hierarchy.

During the fiscal year ended March 31, 2020, the NEC Group recorded impairment losses of 1,788 million JPY mainly over buildings and structures, tools, furniture and fixtures, and land in training facilities. The losses are allocated to Network Services segment. The recoverable amount was measured based on the fair value less costs of disposal. As the assets were measured using the significant unobservable inputs such as discount rate, terminal capitalization rate, and average rent growth rate, their fair value measurements are classified as Level 3 in the fair value hierarchy.

As a result of the assessment of the impact of uncertainties introduced by the COVID-19 pandemic, the management of the NEC Group has determined that the impact of the COVID-19 pandemic on the NEC Group’s long-term financial results would not be significant, given the business environment of the ICT industry in which the NEC Group operates, and accordingly there was not a material impact on the determination of the recoverable amounts at March 31, 2020.

9.	Intangible Assets including Goodwill

Reconciliation of intangible assets including goodwill for the fiscal years ended March 31, 2019 and 2020, is as follows:

	JPY (millions)
Carrying amount	Goodwill	Software for sale	Software for internal use	Customer relationship	Acquired capitalized development costs	Other	Total
As of April 1, 2018	103,967	24,176	57,613	24,557	29,806	20,096	260,215
Acquisitions	—	7,252	8,293	—	—	2,564	18,109
Acquisitions through business combinations	89,267	24,154	1,121	48,424	—	71	163,037
Reclassifications	—	15,948	9,352	—	—	3,552	28,852
Amortization	—	(20,787)	(22,211)	(3,841)	(4,078)	(3,342)	(54,259)
Impairment losses	(2,941)	—	(709)	—	—	(971)	(4,621)
Disposals	—	(886)	(1,053)	—	—	(731)	(2,670)
Foreign currency translation adjustments	(2,110)	(299)	(12)	(357)	(337)	(429)	(3,544)
Other	—	722	963	—	—	(40)	1,645

As of March 31, 2019	188,183	50,280	53,357	68,783	25,391	20,770	406,764

Acquisitions	—	9,244	13,057	—	—	1,010	23,311
Acquisitions through business combinations	5,788	—	—	—	881	—	6,669
Reclassifications	—	13,670	12,931	—	—	1,608	28,209
Amortization	—	(24,250)	(23,198)	(11,899)	(4,116)	(2,171)	(65,634)
Impairment losses	(611)	(87)	(1,773)	—	—	(94)	(2,565)
Disposals	—	(264)	(542)	—	—	(109)	(915)
Foreign currency translation adjustments	(10,340)	(775)	(165)	(2,447)	(1,047)	(466)	(15,240)
Other	(686)	358	1,308	—	—	(152)	828

As of March 31, 2020	182,334	48,176	54,975	54,437	21,109	20,396	381,427

	JPY (millions)
Cost	Goodwill	Software for sale	Software for internal use	Customer relationship	Acquired capitalized development costs	Other	Total
As of April 1, 2018	112,287	106,862	141,193	36,089	34,957	35,252	466,640
As of March 31, 2019	199,444	132,119	133,575	84,648	34,788	37,202	621,776
As of March 31, 2020	194,206	136,813	134,887	81,701	34,205	35,792	617,604

	JPY (millions)
Accumulated amortization and accumulated impairment losses	Goodwill	Software for sale	Software for internal use	Customer relationship	Acquired capitalized development costs	Other	Total
As of April 1, 2018	8,320	82,686	83,580	11,532	5,151	15,156	206,425
As of March 31, 2019	11,261	81,839	80,218	15,865	9,397	16,432	215,012
As of March 31, 2020	11,872	88,637	79,912	27,264	13,096	15,396	236,177

The “Reclassifications” in the table above for the fiscal years ended March 31, 2019 and 2020, includes the transfer from inventories under current assets.

Internally generated intangible assets mainly consist of software for sale and software for internal use. Amortization is recognized either as selling, general and administrative expenses or as cost of sales when the amortization expenses have been allocated to the cost of inventories and those inventories are sold. The NEC Group does not have capitalized research and development costs. Research and development costs recognized as expenses during the fiscal years ended March 31, 2018, 2019, and 2020, are 108,093 million JPY, 108,141 million JPY and 109,787 million JPY, respectively.

The Company acquired KMD on February 21, 2019, and recognized goodwill and intangible assets in the total amount of 161,595 million JPY. This amount is mainly included in “Goodwill,” “Software for sale,” and “Customer relationship” presented above as acquisitions through business combinations.

The carrying amounts of goodwill allocated to each operating segment as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Public Infrastructure	6,171	6,150
Enterprise	3,516	3,493
Network Services	551	551
System Platform	2,720	2,720
Global	147,426	137,921
Others	27,799	31,499

Total	188,183	182,334

The CGUs to which significant amounts of goodwill are allocated as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
CGUs	2019	2020
KMD	86,940	82,387
NPS	41,475	39,051
Others	59,768	60,896

Total	188,183	182,334

The NEC Group recognized impairment losses due to the lower profitability than initially expected for certain of its goodwill and intangible assets. Impairment losses are included in other operating expenses in the consolidated statements of profit or loss. The aggregate amount of impairment losses is disclosed in Note 10. “Impairment Losses of Non-Financial Assets.” NPS and KMD were both newly acquired in recent years, and based on its assessment of their profitability compared with the initially developed business plans, management considers there is no significant impairment risk associated with goodwill allocated to NPS and KMD.

During the fiscal years ended March 31, 2019, the NEC Group recorded impairment losses of 2,941 million JPY due to the impairment of goodwill in the IT services business subsidiaries. The losses are allocated to the “Global” segment. The recoverable amount of the assets was calculated based on the value in use. Value in use is calculated by discounting the estimated future cash flows based on a five-year business plan and the terminal value to the present value. The growth rate used for estimating the terminal value of each CGU is determined by considering the status of the respective country and industry that the CGU belongs to, and it does not exceed the long-term average growth rate of the industry of the CGU. The growth rate used to calculate the recoverable amount was 2.0% and the discount rate used to calculate the recoverable amount was 16.0% for the years ended March 31, 2019.

The significant assumptions used to calculate the recoverable amount (value in use) for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	2018	2019	2020
Growth Rate	0.0 to 2.5%	0.0 to 2.0%	0.0 to 2.0%
Discount Rate (Pre-tax)	5.1 to 15.2%	5.3 to 16.0%	5.2 to 15.3%

The NEC Group considers, except for CGUs of which impairment losses are recognized for the fiscal years ended March 31, 2019 and 2020, that it is less likely that a significant impairment occurs even when the discount rate and growth rate, which are significant assumptions used for impairment testing of goodwill, have changed to a reasonable extent.

As a result of the assessment of the impact of uncertainties introduced by the COVID-19 pandemic, the management of the NEC Group has determined that the impact of the COVID-19 pandemic on the NEC Group’s long-term financial results would not be significant, given the business environment of the ICT industry in which the NEC Group operates, and accordingly there was not a material impact on the determination of the recoverable amounts at March 31, 2020.

10.	Impairment Losses of Non-Financial Assets

A breakdown of impairment losses and subsequent reversals by asset class for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	JPY (millions)
	2018		2019		2020
	Impairment loss	Reversal	Impairment loss	Reversal	Impairment loss	Reversal
Property, plant and equipment
Buildings and structures	125	—	3,953	—	918	—
Machinery and equipment	161	—	256	—	23	—
Tools, furniture and fixtures	141	—	1,856	—	687	—
Land	72	(138)	1,509	—	982	(150)
Construction in progress	12	—	128	—	132	—
Right-of-use assets	—	—	—	—	559	—
Goodwill	756	—	2,941	—	611	—
Intangible asset
Software for internal use	146	—	709	—	1,773	—
Others	117	—	1,255	—	699	—

Total	1,530	(138)	12,607	—	6,384	(150)

Impairment losses and reversal of impairment loss are included in other operating expenses in the consolidated statements of profit or loss. Details of impairment losses are described in Note 8. “Property, Plant and Equipment” for property, plant and equipment, and Note 9. “Intangible Assets including Goodwill” for goodwill and intangible assets.

11.	Subsidiaries

Material subsidiaries

The number of consolidated subsidiaries increased by 12 in the fiscal year ended March 31, 2020, primary due to establishments and acquisitions and decreased by 39 primarily due to divestitures.

Major consolidated subsidiaries as of March 31, 2020, are as follows:

Name of entity	Country of incorporation	Ownership of voting rights (%)	Principal activities
Japan Aviation Electronics Industry, Limited	Japan	50.9	Manufacturing and sale of connectors and electronic devices for aircraft, satellites and spacecraft

ABeam Consulting Ltd.	Japan	100.0	Management consulting, business process consulting, and IT consulting and outsourcing

NEC Networks & System Integration Corporation	Japan	51.5	Design, construction and maintenance of information and communications systems, installation of telecommunications systems, and sale of information and communications equipment

NEC Platforms, Ltd.	Japan	100.0	Development, manufacturing, sale and maintenance of information and communications systems, equipment, and provision of system integration services

NEC Corporation of America	U.S.A.	100.0	Regional representative and supervising operations in North America, sale of computer-related equipment and communications equipment, and provision of system integration services

NEC Europe Ltd.	U.K.	100.0	Regional representative and supervising operations in Europe

NEC Asia Pacific Pte. Ltd.	Singapore	100.0	Regional representative and supervising operations in Asia, sale of computer-related equipment and communications equipment, and provision of system integration services

NEC (China) Co., Ltd.	China	100.0	Regional representative and supervising operations in Greater China

NEC Latin America S.A.	Brazil	100.0	Regional representative and supervising operations in Latin America, sale of communications equipment, and provision of system integration services

KMD A/S	Denmark	100.0	Software development and IT services

Northgate Public Services (UK) Limited.	U.K.	100.0	IT services

Subsidiaries that have non-controlling interests material to NEC

NEC Networks & System Integration Corporation

NEC Networks & System Integration Corporation is a subsidiary that has non-controlling interest material to NEC. Proportion of ownership interests held by non-controlling interests as of March 31, 2019 and 2020 were 61.4%, which is inclusive of the interest in the subsidiary held in the retirement benefit trust acting as an agent of NEC. Proportion of voting rights held by non-controlling interests as of March 31, 2019 and 2020 were 48.5%.

Summarized financial information before eliminating inter-company transactions as of March 31, 2019, and 2020, is as follows:

	JPY (millions)
	2019	2020
Current assets	181,377	192,501
Non-current assets	36,150	46,735
Current liabilities	72,723	82,325
Non-current liabilities	42,005	47,308
Net assets	102,799	109,603
Carrying amount of non-controlling interests	62,303	67,024

Summarized financial information before eliminating inter-company transactions for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	JPY (millions)
	2018	2019	2020
Revenue	267,833	278,102	302,253
Net profit	8,093	9,458	11,805
Other comprehensive income	1,861	(366)	339
Comprehensive income	9,954	9,092	12,144
Net profit allocated to non-controlling interests	4,506	4,513	6,898
Dividends paid to non-controlling interests	2,226	2,287	2,460

Cash flows from operating activities	4,779	8,396	14,939
Cash flows from investing activities	(2,802)	(5,604)	(6,726)
Cash flows from financing activities	(4,366)	(5,615)	(4,304)
Effect of exchange rate changes on cash and cash equivalents	22	(104)	58
Net (decrease) increase in cash and cash equivalents	(2,367)	(2,927)	3,967
Cash and cash equivalents, at end of reporting period	57,281	54,354	58,321

Japan Aviation Electronics Industry, Limited

Japan Aviation Electronics Industry, Limited (“JAE”) is a subsidiary that has non-controlling interest material to NEC. The figures below reflect changes that occurred after the acquisition date. Proportion of ownership interests held by non-controlling interests as of March 31, 2019 and 2020 were 64.3%, which is inclusive of the interest in the subsidiary held in the retirement benefit trust acting as an agent of NEC. Proportion of voting rights held by non-controlling interests as of March 31, 2019 and 2020 were 49.1%.

Summarized financial information before eliminating inter-company transactions as of March 31, 2019 and 2020, is as follows:

	JPY (millions)
	2019	2020
Current assets	108,657	113,559
Non-current assets	120,491	123,374
Current liabilities	48,483	52,647
Non-current liabilities	18,800	18,206
Net assets	161,865	166,080
Carrying amount of non-controlling interests	104,368	107,030

Summarized financial information before eliminating inter-company transactions for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	JPY (millions)
	2018	2019	2020
Revenue	254,412	222,358	208,237
Net profit	12,516	12,824	11,255
Other comprehensive income	2,114	41	(3,314)
Comprehensive income	14,630	12,865	7,941
Net profit allocated to non-controlling interests	8,270	7,396	6,290
Dividends paid to non-controlling interests	1,772	1,752	2,337

Cash flows from operating activities	32,343	37,627	29,685
Cash flows from investing activities	(19,787)	(23,042)	(24,536)
Cash flows from financing activities	(8,828)	(6,891)	(7,565)
Effect of exchange rate changes on cash and cash equivalents	(1,087)	134	(389)
Net increase (decrease) in cash and cash equivalents	2,641	7,828	(2,805)
Net increase in cash and cash equivalents resulting from new consolidation	180	—	—
Cash and cash equivalents, at end of reporting period	39,780	47,608	44,802

12.	Investments Accounted for Using the Equity Method

Investments in associates and joint ventures are accounted for using the equity method. The number of associates accounted for using the equity method increased by six in the fiscal year ended March 31, 2020, due to new investments and decreased by four due to divestiture. There is no change in the number of joint ventures accounted for using the equity methods for the fiscal year ended March 31, 2020.

Associates

Material associates

NEC Capital Solutions Limited is the only associate, which is material to the NEC Group as of March 31, 2020. NEC Capital Solutions Limited engages in leasing various types of equipment, facilities, and products in Japan. The Company owns 37.7% of the voting rights as of March 31, 2019 and 2020.

Summarized financial information as of March 31, 2019 and 2020, is as follows:

	JPY (millions)
	2019	2020
Current assets	768,549	870,638
Non-current assets	121,777	152,196
Current liabilities	414,038	444,073
Non-current liabilities	365,715	468,188
Total equity	110,573	110,573

Summarized financial information for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	JPY (millions)
	2018	2019	2020
Revenue	468,867	517,983	64,531
Net profit	6,921	10,852	5,449
Other comprehensive income	(72)	(409)	(28)
Comprehensive income	6,849	10,443	5,421
Dividends received from the associate	357	430	486

Reconciliation between the summarized financial information and the carrying amount of interests in associates as of March 31, 2019 and 2020, is as follows:

	JPY (millions)
	2019	2020
Equity attributable to owners of the investee	93,523	97,280
Proportion of ownership interest	37.7%	37.7%

Equity attributable to the NEC Group	35,230	36,645

Elimination of unrealized profit on inter-company transactions	(21)	(25)

Carrying amount of the associate in the consolidated financial statements	35,209	36,620

Fair value of the associate	13,803	14,922

Aggregate information of associates that are not individually material for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	JPY (millions)
	2018	2019	2020
Aggregate carrying amount of individually immaterial associates in the consolidated financial statements	34,282	36,838	36,085
Aggregate amounts of the NEC Group’s share of those associates:
Net profit	2,379	3,178	1,553
Other comprehensive income	1,706	19	(254)
Comprehensive income	4,085	3,197	1,299

Unrecognized share of losses of associates accounted for using the equity method which the Company has stopped recognizing its share of losses for the fiscal years ended March 31, 2018, 2019, and 2020, was as follows:

	JPY (millions)
	2018	2019	2020
Unrecognized share of losses of associates for the period	333	—	—
Accumulated unrecognized share of losses of associates	975	638	538

Joint ventures

None of joint ventures are material to the NEC Group.

Aggregate information of joint ventures that are not individually material for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	JPY (millions)
	2018	2019	2020
Aggregate carrying amount of individually immaterial joint ventures in the consolidated financial statements	449	374	1,387
Aggregate amounts of the NEC Group’s share of those joint ventures:
Net profit (loss)	(92)	(251)	(75)
Other comprehensive income	—	—	—
Comprehensive income	(92)	(251)	(75)

Unrecognized share of losses of joint ventures that the Company has stopped recognizing its share of losses in applying the equity method for the fiscal years ended March 31, 2018, 2019, and 2020, was as follows:

	JPY (millions)
	2018	2019	2020
Unrecognized share of losses of joint ventures for the period	418	199	—
Accumulated unrecognized share of losses of joint ventures	3,016	199	—

13.	Income Taxes

Current and deferred tax expenses

The components of income tax expenses for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Current tax expense
Current year	20,752	18,145	25,839
Adjustments for current tax of prior periods	262	605	(420)

Subtotal	21,014	18,750	25,419

Deferred tax expense
Origination and reversal of temporary differences	4,138	9,094	10,286
(Recognition of previously unrecognized) /Derecognition of previously recognized tax losses	(618)	(1,131)	9,825
Derecognition of previously recognized/(recognition of previously unrecognized) deductible temporary differences	2,250	(1,335)	(34,280)

Subtotal	5,770	6,628	(14,169)

Income taxes	26,784	25,378	11,250

The Company and its subsidiaries in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax. The statutory tax rates in Japan for the fiscal years ended March 31, 2018, 2019, and 2020, are 31.0%, 30.5%, and 30.5%, respectively. The tax law changed during the fiscal year ended March 31, 2019, which resulted in the reduction in the statutory tax rate for the Company and its subsidiaries in Japan. The foreign subsidiaries are subject to taxes based on income at rates ranging from 0.0% to 34.9%.

Reconciliation between the Japanese statutory income tax rate and the effective tax rate of the Company for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	(%)
	2018	2019	2020
Statutory tax rate	31.0	30.5	30.5

Movement in tax rate
Effects of undistributed earnings	(0.6)	7.1	0.3
Effects of investments accounted for using the equity method	(1.7)	(1.9)	(0.9)
Non-deductible expenses	1.2	1.1	1.3
Differences in tax rates applied to foreign subsidiaries	0.6	0.3	1.3
(Recognition or use of previously unrecognized) / derecognition of previously recognized tax losses	(0.7)	(1.5)	4.0
Derecognition of previously recognized / (recognition of previously unrecognized) deductible temporary differences	2.6	(1.7)	(30.0)
Others	(1.6)	(1.1)	2.6

Effective tax rate	30.8	32.8	9.1

As a result of the assessment of the recoverability of deferred tax assets, due to an improved long-term prospect of its ability to generate future taxable profit which is reflected in the improvement in the NEC Group’s operating results for the fiscal year ended March 31, 2020, despite the adverse impact of significant uncertainty caused by the COVID-19 pandemic, the effective tax rate for the fiscal year ended March 31, 2020 became lower than the statutory tax rate. The decrease in the effective tax rate was mainly due to the recognition of deferred tax assets for previously unrecognized deductible temporary differences.

Deferred taxes

Major components of deferred tax assets and liabilities as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	As of April 1, 2018	Changes in accounting policies	Recognized through profit or loss	Recognized in other comprehensive income	Acquisitions by business combinations	As of March 31, 2019
Deferred tax assets:
Accrued expenses and product warranty liabilities	31,455	—	2,329	—	—	33,784
Write-off of inventories	24,626	—	(2,068)	—	—	22,558
Depreciation	16,688	—	(3,006)	—	—	13,682
Elimination of unrealized profit from intercompany transactions among consolidated companies	7,077	—	(298)	—	—	6,779
Investments in associates	3,826	—	(1,987)	85	—	1,924
Provision for retirement benefits	74,057	—	(12,315)	12,302	—	74,044
Tax losses carried forward	31,846	—	3,140	—	—	34,986
Others	16,718	205	8,118	(45)	110	25,106

Total deferred tax assets	206,293	205	(6,087)	12,342	110	212,863
Offset with deferred tax liabilities	(63,891)					(62,352)

Total deferred tax assets, net	142,402					150,511

Deferred tax liabilities:
Valuation differences due to equity instruments measured at fair value through other comprehensive income	(33,428)	—	—	1,410	—	(32,018)
Undistributed earnings	(14,790)	—	(2,095)	228	—	(16,657)
Gain on contribution of securities to the retirement benefit trust	(12,072)	—	127	—	—	(11,945)
Valuation differences due to business combination	(17,040)	—	2,302	—	(9,841)	(24,579)
Others	(1,480)	—	782	—	(2,467)	(3,165)

Total deferred tax liabilities	(78,810)	—	1,116	1,638	(12,308)	(88,364)
Offset with deferred tax asset	63,891					62,352

Total deferred tax liabilities, net	(14,919)					(26,012)

Net deferred tax asset	127,483					124,499

	JPY (millions)
	As of April 1, 2019	Recognized through profit or loss	Recognized in other comprehensive income	Acquisitions by business combinations	Transfer to assets held for sale	As of March 31, 2020
Deferred tax assets:
Accrued expenses and product warranty liabilities	33,784	550	—	—	(722)	33,612
Write-off of inventories	22,558	(764)	—	—	(721)	21,073
Depreciation	13,682	(1,170)	—	—	(6)	12,506
Elimination of unrealized profit from intercompany transactions among consolidated companies	6,779	1,259	—	—	(344)	7,694
Investments in associates	1,924	(453)	16	—	(21)	1,466
Provision for retirement benefits	74,044	16,216	(679)	—	(174)	89,407
Tax losses carried forward	34,986	(12,263)	—	—	—	22,723
Others	25,106	4,218	—	—	(347)	28,977

Total deferred tax assets	212,863	7,593	(663)	—	(2,335)	217,458
Offset with deferred tax liabilities	(62,352)					(52,275)

Total deferred tax assets, net	150,511					165,183

Deferred tax liabilities:
Valuation differences due to equity instruments measured at fair value through other comprehensive income	(32,018)	515	7,358	—	—	(24,145)
Undistributed earnings	(16,657)	(553)	172	—	—	(17,038)
Gain on contribution of securities to the retirement benefit trust	(11,945)	724	—	—	—	(11,221)
Valuation differences due to business combination	(24,579)	4,005	—	(430)	—	(21,004)
Others	(3,165)	594	—	—	171	(2,400)

Total deferred tax liabilities	(88,364)	5,285	7,530	(430)	171	(75,808)
Offset with deferred tax asset	62,352					52,275

Total deferred tax liabilities, net	(26,012)					(23,533)

Net deferred tax asset	124,499					141,650

The NEC Group considers the probability that a portion, or all of future deductible temporary differences or unused tax losses can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, the NEC Group considers the scheduled reversal of taxable temporary differences, projected future taxable profits and tax planning strategies. Based on the level of historical taxable profits and projected future taxable profits, reversal of taxable temporary differences, and tax planning strategies during the periods in which the temporary differences become deductible, the NEC Group believes that it is probable that tax benefits of recognized deferred tax assets as of March 31, 2020, can be utilized.

The tax effect by applicable tax rates of deductible temporary differences and tax losses carried forward for which deferred tax assets were not recognized as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Deductible temporary differences	225,759	134,788
Unused tax losses carried forward	85,946	75,761

Total	311,705	210,549

The tax effect by applicable tax rates of unused tax losses as of March 31, 2019 and 2020, for which deferred tax assets were not recognized will expire as follows:

	JPY (millions)
	2019	2020
The 1st year	3,553	1,501
The 2nd year	1,548	1,099
The 3rd year	1,420	394
The 4th year	578	519
The 5th year and thereafter	78,847	72,248

Total	85,946	75,761

The aggregate amounts of temporary differences relating to investments in subsidiaries for which no deferred tax liabilities were recognized were 143,969 million JPY and 145,707 million JPY as of March 31, 2019 and 2020, respectively.

14.	Inventories

Components of inventories as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Merchandise and finished goods	79,209	53,682
Work in process	98,373	92,020
Raw materials and supplies	57,039	53,624

Total	234,621	199,326

The amount of inventories recognized as an expense during the period was included within cost of sales. Inventory write-down to net realizable value recognized as cost of sales for the fiscal years ended March 31, 2018, 2019, and 2020, was 15,517 million JPY, 15,723 million JPY, and 7,693 million JPY, respectively. There was no material reversal of write-downs during the fiscal years presented.

15.	Trade and Other Receivables

Components of trade and other receivables as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Notes receivable	21,237	16,937
Accounts receivable	665,556	679,496
Other receivables	47,638	41,051

Total	734,431	737,484

The amounts of trade and other receivables to be collected after 12 months as of March 31, 2019, and 2020, are 1,978 million JPY and 806 million JPY, respectively.

16.	Cash and Cash Equivalents

Components of cash and cash equivalents as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Cash and deposits	216,962	217,049
Certificates of deposits	61,352	142,203

Total	278,314	359,252

17.	Other Assets

Components of other current assets and other non-current assets as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Advance payments	40,254	44,558
Income taxes receivable	10,609	1,775
Prepaid expenses	43,747	44,665
Others	15,589	17,438

Other current assets	110,199	108,436

Net defined benefit assets	19,893	8,757
Long-term prepaid expenses	16,167	17,471
Others	—	4

Other non-current assets	36,060	26,232

18.	Assets Held for Sale

Major components of assets held for sale and liabilities directly associated with assets held for sale as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Cash and cash equivalents	3,502	4,161
Trade and other receivables	2,686	12,349
Inventories	2,568	16,496
Other assets	315	8,204

Assets held for sale	9,071	41,210

	JPY (millions)
	2019	2020
Trade and other payables	3,637	11,786
Other liabilities	5,434	18,347

Liabilities directly associated with assets held for sale	9,071	30,133

The assets held for sale as of March 31, 2019, consisted of a group of assets and liabilities relating to a subsidiary, NEC Lighting, Ltd. The business of the subsidiary were transferred on April 1, 2019.

The assets held for sale as of March 31, 2020, consisted of groups of assets and liabilities relating to two subsidiaries, NEC Display Solutions, Ltd. and Showa Optronics Co., Ltd. NEC Display Solutions, Ltd. belongs to the “Global” segment, and the sale of its 66% share is scheduled to close by the end of 2020.

In addition, the assets and liabilities of Nippon Avionics Co., Ltd, (“Nippon Avionics”) were classified as a disposal group held for sale during the fiscal year ended March 31, 2020. NEC sold all of common shares of Nippon Avionics through a cash tender offer.

19.	Equity

Changes in ordinary shares for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	(Thousands of shares)
	2018	2019	2020
Total number of authorized shares:
End of the year	750,000	750,000	750,000
Total number of issued shares:
Beginning of the year	2,604,733	260,473	260,473
Changes during the year	(2,344,260)	—	—

End of the year	260,473	260,473	260,473

Note: The number of shares is rounded to the nearest thousand.

The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights. The Company implemented share consolidation with a ratio of 10 shares of common stock to 1 share as of October 1, 2017.

Changes in treasury shares as of March 31, 2018, 2019, and 2020, are as follows:

	(Thousands of shares)
	2018	2019	2020
Ordinary shares
Beginning of the year	6,149	702	763
Changes during the year	(5,447)	61	123

End of the year	702	763	886

Surplus

The Companies Act of Japan (the “Companies Act”) provides that an amount of 50% or more of contribution at the share issuance may be incorporated into share capital and the remaining into capital reserve. The capital reserve may be incorporated into share capital upon the resolution at the shareholders’ meeting.

The Companies Act requires that an amount equivalent to 10% of dividends of surplus must be appropriated as capital reserve or retained earnings reserve. No further appropriations are required when the total amount of capital reserve and retained earnings reserve equals 25% of share capital. The appropriated retained earnings reserve may be used to offset losses carried forward. The Companies Act also provides that retained earnings reserve may be reduced upon the resolution at the shareholders’ meeting.

Share premium in the consolidated financial statements includes capital reserve and other capital surplus in the non-consolidated financial statements of the Company. In addition, retained earnings include retained earnings reserve and other retained earnings. The amount that may be distributed is calculated based on the Company’s non-consolidated financial statements prepared in accordance with the Companies Act and Japanese accounting standards.

A breakdown of other components of equity as of March 31, 2019, and 2020, is as follows:

	JPY (millions)
	2019	2020
Remeasurements of defined benefit plans	(37,575)	(35,326)
Exchange differences on translating foreign operations	(19,801)	(32,415)
Cash flow hedges	(650)	(609)
Equity instruments designated as measured at fair value through other comprehensive income	29,907	9,886

Total	(28,119)	(58,464)

Components of other comprehensive income included in non-controlling interests for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Remeasurements of defined benefit plans	1,447	(286)	(77)
Exchange differences on translating foreign operations	(662)	452	(2,371)
Cash flow hedges	—	—	15
Equity instruments designated as measured at fair value through other comprehensive income	—	(60)	(372)
Available-for-sale financial assets	320	—	—

Total	1,105	106	(2,805)

Other comprehensive income

The components of other comprehensive income and related tax expense and tax benefit for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income
Decrease during the year	—	(4,021)	(25,696)

Tax benefit	—	986	5,399

Subtotal, net of tax	—	(3,035)	(20,297)

Remeasurements of defined benefit plans
Increase (decrease) during the year	3,770	(52,650)	2,839
Tax (expense) benefit	(402)	12,302	(679)

Subtotal, net of tax	3,368	(40,348)	2,160

Share of other comprehensive income of entities accounted for using the equity method
Increase (decrease) during the year	10	(371)	(84)

Subtotal	10	(371)	(84)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations
Decrease during the year	(7,124)	(846)	(17,014)
Reclassification adjustments	652	(28)	2,001

Subtotal, before tax	(6,472)	(874)	(15,013)
Tax benefit	38	139	237

Sub-total, net of tax	(6,434)	(735)	(14,776)

Cash flow hedges
(Decrease) increase during the year	(76)	(125)	87
Reclassification adjustments	(11)	(1)	(29)

Subtotal, before tax	(87)	(126)	58
Tax (expense) benefit	(5)	65	(36)

Sub-total, net of tax	(92)	(61)	22

Available-for-sale financial assets
Increase during the year	20,007	—	—
Reclassification adjustments	(5,480)	—	—

Subtotal, before tax	14,527	—	—
Tax expense	(6,065)	—	—

Subtotal, net of tax	8,462	—	—

Share of other comprehensive income of entities accounted for using the equity method
Decrease during the year	(275)	(2)	(175)
Reclassification adjustments	1,795	28	—

Subtotal, net of tax	1,520	26	(175)

Total other comprehensive income, net of tax	6,834	(44,524)	(33,150)

20.	Dividends

Dividends declared for which the effective date falls in the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

Fiscal year ended March 31, 2018

Resolution	Board of directors on April 27, 2017
Type of shares	Ordinary shares
Total dividends JPY (millions)	15,592
Source of dividends	Retained earnings
Dividends per share (JPY)	6
Record date	March 31, 2017
Effective date	June 1, 2017

Fiscal year ended March 31, 2019

Resolution	Board of directors on April 27, 2018
Type of shares	Ordinary shares
Total dividends JPY (millions)	15,591
Source of dividends	Retained earnings
Dividends per share (JPY)	60
Record date	March 31, 2018
Effective date	June 1, 2018

Fiscal year ended March 31, 2020

Resolution	Board of directors on April 26, 2019
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2019
Effective date	June 3, 2019

Resolution	Board of directors on October 29, 2019
Type of shares	Ordinary shares
Total dividends JPY (millions)	7,795
Source of dividends	Retained earnings
Dividends per share (JPY)	30
Record date	September 30, 2019
Effective date	December 2, 2019

Dividends declared for which the record date is in the fiscal year ended March 31, 2020, but the effective date falls in the following fiscal year are as follows:

Resolution	Board of directors on May 12, 2020
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2020
Effective date	June 1, 2020

21.	Bonds and Borrowings

A breakdown of bonds and borrowings and interest rates as of March 31, 2019 and 2020, is as follows:

	JPY (millions)		Average interest rate (%)	Maturity
	2019	2020
Short-term borrowings	80,634	96,976	2.66	—
Current portion of long-term borrowings	48,044	3,029	0.36	—
Current portion of bonds	—	54,987	—	—
Commercial papers (short-term)	30,000	—	—	—
Long-term borrowings (excluding the current portion)	188,687	220,219	0.96	September 30, 2021 to October 5, 2076
Bonds (excluding the current portion)	199,441	144,609	—	—

Total	546,806	519,820

Current	158,678	154,992
Non-current	388,128	364,828

Total	546,806	519,820

A detail by issue of bonds, excluding the current portion, as of March 31, 2019 and 2020, are as follows:

Company name	Series	Issued date	JPY (millions)		Interest rate (%)	Maturity
			2019	2020
NEC	The 47th	July 17, 2015	29,965	—	0.412	July 17, 2020
NEC	The 48th	July 17, 2015	19,957	19,971	0.658	July 15, 2022
NEC	The 49th	June 15, 2017	24,962	—	0.110	June 15, 2020
NEC	The 50th	June 15, 2017	34,903	34,933	0.290	June 15, 2022
NEC	The 51st	June 15, 2017	24,918	24,934	0.360	June 14, 2024
NEC	The 52nd	June 15, 2017	14,937	14,944	0.455	June 15, 2027
NEC	The 53rd	September 21, 2018	29,883	29,909	0.260	September 21, 2023
NEC	The 54th	September 21, 2018	9,956	9,963	0.360	September 19, 2025
NEC	The 55th	September 21, 2018	9,949	9,955	0.500	September 21, 2028
dot Data, Inc.	Convertible bond- type bonds with subscription rights to shares	May 21, 2018	11	—	1.750	May 24, 2022

	Total		199,441	144,609

A breakdown of lease liabilities for finance leases included in long-term borrowings and interest rates as of March 31, 2019, is as follows:

	JPY (millions)	Average interest rate (%)	Maturity
	2019
Current portion of lease liabilities	1,662	1.53	April 20, 2019 to March 24, 2020
Lease liabilities (excluding the current portion)	4,051	1.15	April 13, 2020 to March 31, 2029

Total	5,713

Commitment line agreements

The NEC Group has entered into commitment line agreements for short-term borrowings with 19 financial institutions for the purpose of securing stable and flexible short-term funding. The unused commitment line of credit based on such agreements for short-term borrowings as of March 31, 2019 and 2020, is as follows:

	JPY (millions)
	2019	2020
Aggregate amount of commitment line contracts	331,000	328,000
Amount used	2,000	2,000

Unused balance	329,000	326,000

Total future minimum lease payments under finance leases as of March 31, 2019 are as follows:

	JPY (millions)
	2019
	Minimum Lease Payment	Present value of Minimum Lease Payment
Within one year	1,715	1,662
Between one year and five years	4,028	3,967
More than five years	84	84

Total	5,827	5,713

Less—future finance charges	(114)

Present value of minimum lease payments	5,713

Reconciliation of liabilities arising from financing activities for the fiscal years ended March 31, 2018, 2019 and 2020, is as follows:

	JPY (millions)
			Changes not arising from cash flows
	As of April 1, 2017	Changes arising from cash flows	Business combinations	Foreign currency translation differences	Others	As of March 31, 2018
Short-term borrowings	56,421	8,214	139	(2,481)	—	62,293
Long-term borrowings	320,687	(54,352)	42,044	(656)	1,127	308,850
Bonds	89,838	60,000	—	—	(238)	149,600

Total	466,946	13,862	42,183	(3,137)	889	520,743

	JPY (millions)
			Changes not arising from cash flows
	As of April 1, 2018	Changes arising from cash flows	Business combinations	Foreign currency translation differences	Others	As of March 31, 2019
Short-term borrowings	62,293	48,234	—	107	—	110,634
Long-term borrowings	308,850	(148,097)	79,368	362	1,961	242,444
Bonds	149,600	50,011	—	0	(170)	199,441

Total	520,743	(49,852)	79,368	469	1,791	552,519

	JPY (millions)
				Changes not arising from cash flows
	As of April 1, 2019	Adjusted by changes in accounting policies	Changes arising from cash flows	Business combinations /disposals	Foreign currency translation differences	Lease liabilities resulting from new lease	Others	As of March 31, 2020
Short-term borrowings	110,634	—	(4,349)	(2,270)	(7,039)	—	—	96,976
Long-term borrowings	242,444	(5,713)	(10,844)	(3,030)	(17)	—	408	223,248
Lease liabilities	—	180,831	(53,620)	(1,154)	(1,202)	31,000	(256)	155,599
Bonds	199,441	—	—	—	—	—	155	199,596

Total	552,519	175,118	(68,813)	(6,454)	(8,258)	31,000	307	675,419

Short-term borrowings comprise primarily of bank borrowings and commercial papers. Long-term borrowings include lease liabilities for the years ended March 31, 2018 and 2019. As a result of adoption of IFRS 16 on April 1, 2019, lease liabilities are disclosed separately for the year ended March 31, 2020.

22.	Employee Benefits

Employee benefit plans

The Company and its domestic subsidiaries provide cash balance pension plans, other defined benefit pension plans, lump-sum severance payment plans, and the defined contribution pension plans in accordance with the Defined-Benefit Corporate Pension Act and the Defined Contribution Pension Act of Japan. The Company’s defined benefit pension plans are administered by the Pension fund of NEC Corporation (the “Fund”) which is legally independent of the Company. The Director of the Fund has the fiduciary duty to comply with laws, the directives by the Minister of Health, Labour and Welfare and the Director-Generals of Regional Bureaus of Health and Welfare made pursuant to those laws, and the by-laws of the Fund and the decisions made by the Board of Representatives of the Fund. The Company is required to make contributions to the Fund and obligated to make contributions in the amount stipulated by the Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.

Certain of its foreign subsidiaries have various types of defined benefit plans and defined contribution plans, covering substantially all of their employees. However, these plans are not considered material in aggregate to the NEC Group’s employee benefit arrangements.

The Company and certain of its subsidiaries transferred a portion of their unfunded lump-sum defined benefit retirement plans to defined contribution pension plans on April 1, 2018. In this connection, the NEC Group transferred 52,529 million JPY of defined benefit obligations to other financial liabilities for its funding obligations to the defined contribution pension plans.

The defined benefit plans of the NEC Group are exposed to the following risks:

Investment risks

The present value of defined benefit obligations is calculated using a discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. When the yield on plan assets falls below the discount rate, there is a risk of reduction in equity due to deterioration of the funding status. In short-term, plan assets may be exposed to fluctuations in the investment performance. The portfolio of plan assets is reviewed on a regular basis in order to secure sufficient income streams over the long term for pension and severance payments in the future to meet the investment objective.

Interest rate risks

When a discount rate is adjusted downwards in line with the fallen market yields on high quality corporate bonds, the present value of defined benefit obligations may increase and cause deterioration of the funding status, exposing the NEC Group to a risk of reduction in equity.

Defined benefit obligations and plan assets

The changes in present value of defined benefit obligations and fair value of plan assets of the NEC Group for the fiscal years ended March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Present value of defined benefit obligations
Balance at beginning of the year	1,113,774	1,036,768

Current service cost	33,513	32,140
Interest cost	6,868	5,604
Remeasurements:
Actuarial (gains) losses arising from changes in demographic assumptions	11,348	(6,939)
Actuarial gains arising from changes in financial assumptions	(623)	(8,996)
Past service cost and gains on settlements	(1,476)	(449)
Benefits paid	(68,275)	(63,512)
Effects of business combinations and disposals	(2,525)	(13,094)
Settlements of defined benefit pension plans	(54,070)	(8,303)
Foreign currency translation differences	(1,049)	(3,221)
Transfer to liabilities directly associated with assets held for sale	(1,090)	(4,197)
Others	373	762

Balance at the end of the year	1,036,768	966,563

Fair value of plan assets
Balance at beginning of the year	890,360	814,902

Interest income	6,162	4,823
Remeasurement: Actual loss on plan assets	(41,925)	(13,096)
Employer contributions	13,252	10,583
Benefits paid	(50,903)	(53,282)
Effects of business combinations and disposals	(920)	(8,377)
Settlements of defined benefit pension plans	(538)	—
Foreign currency translation differences	(1,616)	(3,435)
Transfer to liabilities directly associated with assets held for sale	458	(1,983)
Others	572	716

Balance at end of the year	814,902	750,851

Defined benefit liabilities	241,759	224,469
Defined benefit assets	(19,893)	(8,757)

Net defined benefit liabilities recognized in the consolidated statements of financial position	221,866	215,712

Components of defined benefit cost for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Current service cost	34,759	33,513	32,140
Net interest	808	706	781
Past service cost and gains on settlements	(1,416)	(1,476)	(449)

Total	34,151	32,743	32,472

Fair value of plan assets

The fair value of the plan assets by asset category as of March 31, 2019 and 2020, is as follows:

			JPY (millions)
	2019		2020
	With quoted market price in an active market	No quoted market price in an active market	With quoted market price in an active market	No quoted market price in an active market
Cash and cash equivalents	30,818	—	21,235	—
Equity securities	145,054	—	128,334	—
Mutual funds	—	627,645	—	590,972
Others	—	11,385	—	10,310

Total	175,872	639,030	149,569	601,282

Consolidated subsidiaries’ shares that are contributed to retirement benefit trust included in Equity securities are 38,386 million JPY and 46,114 million JPY, as of March 31, 2019 and 2020, respectively. Equity securities consist of only Japanese securities.

Mutual funds are investment vehicles such as commingled funds and primarily invested in the marketable instruments such as listed stocks and government and municipal bonds in both Japanese and global markets.

Significant actuarial assumptions used to determine the present value of the defined benefit obligations as of March 31, 2019 and 2020, are as follows:

	2019	2020
Discount rate	0.5%	0.6%

The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used at March 31, 2019 and 2020, the current average remaining life expectancy of an individual retiring at age 60 was 23 years for males and 28 years for females.

The effects on defined obligations of a 0.1% change in the discount rate as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Discount rate
Increased by 0.1%	(11,994)	(10,610)
Decreased by 0.1%	12,240	10,822

The NEC Group makes contributions to its defined benefit plans considering various factors, including the financial condition of the Company and its subsidiaries, funding status of the plans, and actuarial assumptions. Regarding the NEC corporate pension fund, the contribution amount is reviewed on a regular basis, and financial recalculations are conducted every five years in accordance with the Defined-Benefit Corporation Pension Act. The Fund determines investment strategies for each pension asset categories by considering expected returns and risks. Plan assets are managed within those set parameters to minimize risk, and the Company and certain of its consolidated subsidiaries may make contributions of a necessary amount if the amount of reserve falls below the minimum base amount.

The NEC Group plans to contribute 18,128 million JPY to its defined benefit pension plans during the fiscal year ending March 31, 2021.

The remaining weighted-average duration of the defined benefit obligation was 11.5 years and 11.0 years as of March 31, 2019 and 2020, respectively.

Contribution to the defined contribution plans

The Company and certain of its subsidiaries provide defined contribution benefit plans. The contributions made by the NEC Group recorded as retirement benefit expenses were 55,955 million JPY, 57,950 million JPY, and 57,542 million JPY for the years ended March 31, 2018, 2019, and 2020, respectively. The amount includes the payment of premiums by employer in welfare pension insurance premiums.

23.	Provisions

A rollforward of provisions by major component for the fiscal year ended March 31, 2020, is as follows:

	JPY (millions)
	Product warranty liabilities	Provision for business structure improvement	Asset retirement obligations	Provision for loss on construction contracts and others	Provision for Commercial Disputes and Litigation	Other	Total
Balance as of April 1, 2019	22,349	5,326	3,974	20,665	23,454	7,483	83,251
Increase	15,237	1,521	545	12,313	5,109	4,768	39,493
Decrease (used during the year)	(15,853)	(2,106)	(170)	(11,661)	(9,132)	(1,335)	(40,257)
Decrease (reversed during the year)	(1,734)	—	—	(936)	(410)	(269)	(3,349)
Other	(4,344)	(746)	(7)	(66)	(159)	(2,035)	(7,357)

Balance as of March 31, 2020	15,655	3,995	4,342	20,315	18,862	8,612	71,781

Balance as of April 1, 2019	22,349	5,326	3,974	20,665	23,454	7,483	83,251

Balance as of April 1, 2019—Current	15,501	3,388	209	20,665	15,617	3,068	58,448
Balance as of April 1, 2019—Non-current	6,848	1,938	3,765	—	7,837	4,415	24,803
Balance as of March 31, 2020	15,655	3,995	4,342	20,315	18,862	8,612	71,781

Balance as of March 31, 2020—Current	11,362	2,531	701	20,315	17,616	6,887	59,412
Balance as of March 31, 2020—Non-current	4,293	1,464	3,641	—	1,246	1,725	12,369

Product Warranty Liabilities

The NEC Group sells products that are repaired or exchanged for free of charge within the warranty period after the sale of products or delivery of developed software, based on contracts.

Product warranty liabilities are recognized for individually estimated future warranty costs using the historical ratio of warranty costs to net sales or other relevant factors, considering the additional incremental costs that are expected to be incurred. Most of these costs are expected to be incurred in the following fiscal year and the rest to be incurred within approximately two years after the end of the reporting period.

Provision for Business Structure Improvement

The provision is recognized for the estimated expenses and losses in connection with restructuring activities. Most of this provision is expected to be utilized in the next year and the rest to be utilized within approximately two years from the end of the reporting period.

Asset Retirement Obligations

The provision is made mainly for the expenses in association with scrap, removal and retirement of long-lived assets, and restoring the site based on past experience. These expenses are added to the carrying amount of the related assets. The expenses and discount rate are reviewed every year. Most of these costs are expected to be incurred by 2030.

Provision for Loss on Construction Contracts and Others

A provision is recognized for customized software or construction contracts for which the NEC Group is fulfilling its contract obligations, when it identifies construction contracts for which it is probable, at the end of the reporting period, that it will incur a loss, and the amount of the loss after the reporting period is reasonably estimable. The timing of cash outflows depends on the progress of the project in the future.

Provision for Commercial Disputes and Litigation

A provision is recognized for certain potential commercial claims and disputes as well as pending, threatened or possible legal proceedings and litigation. The timing of cash outflows depends on the progress of cases in the future. The Company’s management has conducted an assessment of the probable outcome of each commercial claim and dispute. Regarding the most significant matter in terms of provision amount, management has decided not to disclose further details of the matter as such disclosure could seriously prejudice the position of the Company with respect thereto. The remaining matters are significantly smaller, a substantial majority of them being disputes in the ordinary course of business regarding alleged breach of contract claims related to product delivery.

Other

A provision is recognized for present obligations other than those included in the above categories.

24.	Trade and Other Payables

Components of trade and other payables as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Notes payable	6,001	4,932
Accounts payable-trade	405,798	398,741
Accounts payable-other	70,797	57,208

Total	482,596	460,881

25.	Other Liabilities

Components of other current and non-current liabilities as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Consumption tax withheld	29,853	39,368
Deposits from employees	5,757	3,811
Others	26,375	11,974

Other current liabilities	61,985	55,153

Deferred tax liabilities	26,012	23,533
Others	17,209	10,749

Other non-current liabilities	43,221	34,282

26. Revenue

Fiscal year ended March 31, 2018

Revenue consists of the following three categories; Contracts for hardware and packaged software deployments, Contracts for services to customers (including maintenance and outsourcing) and Contracts for system integrations and equipment constructions. Revenue in three categories for the fiscal year ended March 31, 2018 was as follows:

JPY (millions)
2018
Contracts for hardware and packaged software deployments	1,154,577
Contracts for services to customers (including maintenance and outsourcing)	1,014,722
Contracts for system integrations and equipment constructions	675,148

Total	2,844,447

Fiscal years ended March 31, 2019 and 2020

Disaggregation of revenue

The NEC Group has six reportable segments: Public Solutions, Public Infrastructure, Enterprise, Network Services, System Platform and Global.

The revenue disaggregated by type of good or service and the reconciliation of the disaggregated revenue with the six reportable segments for the fiscal years ended March 31, 2019 and 2020, are as follows:

Fiscal year ended March 31, 2019

	JPY (millions)
	Reportable segments							Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	System Platform	Global	Total
Contracts for hardware and packaged software deployments	55,986	254,064	40,224	119,678	343,751	184,413	998,116	118,771	1,116,887
Contracts for services to customers (including maintenance and outsourcing)	113,955	109,309	196,344	200,526	134,929	120,811	875,874	76,957	952,831
Contracts for system integrations and equipment constructions	116,210	258,506	195,233	140,103	21,533	104,145	835,730	7,998	843,728

Total	286,151	621,879	431,801	460,307	500,213	409,369	2,709,720	203,726	2,913,446

Fiscal year ended March 31, 2020

	JPY (millions)
	Reportable segments							Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	System Platform	Global	Total
Contracts for hardware and packaged software deployments	59,251	248,268	58,173	150,678	391,456	161,286	1,069,112	28,946	1,098,058
Contracts for services to customers (including maintenance and outsourcing)	121,486	101,488	176,003	219,776	133,711	195,645	948,109	76,888	1,024,997
Contracts for system integrations and equipment constructions	143,871	281,384	221,332	139,378	23,525	136,830	946,320	25,859	972,179

Total	324,608	631,140	455,508	509,832	548,692	493,761	2,963,541	131,693	3,095,234

The above disaggregated revenue information for the fiscal year ended March 31, 2019 has been restated to conform to the current segment composition reflecting the organizational changes effective April 1, 2019.

Contract balances

There are no significant changes to contract assets during the fiscal year ended March 31, 2019 and 2020. The amount of revenue recognized for the fiscal year ended March 31, 2019 and 2020, that was included in the contract liability balance at the beginning of the year is 98,509 million JPY and 124,758 million JPY, respectively.

Remaining performance obligations

The revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2019 and 2020, is as follows:

	JPY (millions)
	2019	2020
Timing of recognition in revenue
One year or less	580,129	527,020
More than one year	705,047	785,843

Remaining performance obligations	1,285,176	1,312,863

The table above does not include the remaining performance obligations that have original expected durations of one year or less.

27.	Construction Contracts

As a part of its business, the NEC Group engages in the construction of various network infrastructure systems including, but not limited to mobile phone base stations and submarine cable systems. Total amount of construction costs incurred and recognized profits (less recognized losses) for construction contracts in progress for the fiscal year ended March 31, 2018 were 760,929 million JPY.

28.	Other Operating Income (Expenses)

Components of other operating income (expenses) for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Other operating income
Insurance recovery	3,432	1,219	2,735
Gain on loss of control of subsidiaries	—	—	1,684
Gain on sale of land	1,294	633	1,656
Indemnification received	1,978	2,712	1,514
Gain on reversal of contingent loss	3,341	286	679
Gain on sales of subsidiaries’ stocks	146	9,148	245
Other	6,161	7,717	4,797

Subtotal	16,352	21,715	13,310
Other operating expenses
Impairment loss	(1,530)	(12,607)	(6,384)
Loss on disposal of property, plant and equipment	(4,387)	(3,819)	(3,280)
Provision for contingent loss	(1,636)	(1,306)	(2,242)
Business structure improvement cost	(2,733)	(26,921)	(1,089)
Settlement payment and indemnification for damages	(1,991)	(408)	(667)
Other	(7,964)	(5,782)	(6,908)

Subtotal	(20,241)	(50,843)	(20,570)

Other operating expenses, net	(3,889)	(29,128)	(7,260)

“Gain on sales of subsidiaries’ stocks” for the fiscal year ended March 31, 2019, mainly represents a gain on sale of shares of NEC Energy Devices.

For “Impairment loss,” please refer to Note 10. “Impairment Losses of Non-Financial Assets.”

29.	Expenses by Nature

Major components of expenses by nature included in “Cost of sales” and “Selling, general and administrative expenses” for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Material costs	964,425	995,947	998,644
Personnel expenses	901,611	890,715	891,123
Outsourcing and subcontracting fees	522,909	544,142	588,727
Depreciation and amortization	114,274	118,664	188,984

Components of personnel expenses for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Salaries and bonuses	715,215	709,987	709,281
Retirement benefit expenses	100,909	96,248	94,665
Social security expense	59,983	58,987	60,957
Other	25,504	25,493	26,220

Total	901,611	890,715	891,123

30.	Finance Income and Finance Costs

Components of finance income and finance costs for the fiscal years ended March 31, 2018, 2019, and 2020, are as follows:

	JPY (millions)
	2018	2019	2020
Finance income
Interest income	2,022	1,995	1,994
Dividend income	4,708	5,444	5,148
Gain on sales of associates	16,769	12,603	135
Foreign exchange gains, net	—	265	—
Gain on sales of equity instruments	5,743	—	—
Other	311	1,682	1,200

Total	29,553	21,989	8,477

Finance costs
Interest expenses	6,350	6,870	9,844
Foreign exchange losses, net	3,098	—	3,560
Other	2,120	1,507	2,060

Total	11,568	8,377	15,464

Interest income arises from financial assets measured at amortized cost, cash and cash equivalents, and loans and receivables. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income and available-for-sale financial assets. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities. “Gain on sales of associates” in the fiscal years ended March 31, 2018 and 2019, is mainly from the sale of shares of TOKIN Corporation and Automotive Energy Supply Corporation, respectively.

31.	Earnings Per Share

The calculation of basic earnings per share (“EPS”) and diluted EPS has been based on the following profit attributable to ordinary shareholders of the parent company for the fiscal years ended March 31, 2018, 2019, and 2020:

	JPY (millions)
	2018	2019	2020
Net profit attributable to owners of the Parent	45,870	39,675	99,967
Net profit attributable to ordinary shareholders of the parent to calculate basic EPS	45,870	39,675	99,967
Net profit attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares	45,868	39,674	99,967
Weighted-average number of ordinary shares to calculate basic EPS (in thousands of shares)	259,824	259,738	259,644

Weighted-average number of ordinary shares (diluted) (in thousands of shares)	259,824	259,738	259,644
Basic EPS (JPY)	176.54	152.75	385.02
Diluted EPS (JPY)	176.54	152.75	385.01

Net Profit attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares includes the effect of share options issued by JAE, a subsidiary of the Company.

32.	Financial Instruments

Capital management

The NEC Group focuses on the business operation for emphasizing capital efficiency, invests to growth sectors, and enhances capital base to create long-term corporate value of the NEC Group. The NEC Group manages net debt-equity ratio for enhancing capital base.

Total assets, total liabilities, and total equity are as follows:

Condensed Consolidated Statement of Financial Position as of March 31, 2019 and 2020

	JPY (billions)		YoY Change
	2019	2020	2020/2019
Total Assets	2,963.2	3,123.3	160.0
Total liabilities	1,903.5	2,008.7	105.2
Total equity	1,059.7	1,114.5	54.8

Interest-bearing debt	552.5	675.4	122.9
Net interest-bearing debt	274.2	316.2	42.0
Equity attributable to owners of the parent	858.9	910.7	51.7
Ratio of equity attributable to owners of the parent	29.0%	29.2%	0.2
Debt equity ratio	0.64 times	0.74 times	0.10
Net debt-equity ratio	0.32 times	0.35 times	0.03

* Net debt-equity ratio = (Interest-bearing debt – Cash and cash equivalents) / Equity attributable to owners of the parent

Financial risk management

The NEC Group operates its business in various countries and jurisdictions, and as such, it has exposure to credit risk, liquidity risk, and market risk (mainly represented by interest rate risk and currency risk). The NEC Group conducts appropriate risk management activities to minimize the effect of these financial risks on its financial position and performance.

Credit risk

Credit risk is a risk of financial loss to the NEC Group if a customer or a counterparty to a financial instrument fails to meet its obligations and arises principally from the NEC Group’s receivables from customers and investments in debt securities. The NEC Group is monitoring the financial position and past due balances of customers in order to minimize the risk of default resulting from deterioration of customers’ financial position. Further, if necessary, preventative measures are taken by holding collateral or through other means. Financial institutions with high credit capabilities are selected as counterparties while dealing in derivative transactions, deposit transactions, and the purchase of financial assets for short-term investments in order to reduce the counterparty risk.

The NEC Group guarantees its employees and its subcontractors’ borrowings from financial institutions. The total amounts of financial guarantee were 645 million JPY and 574 million JPY as of March 31, 2019 and 2020, respectively. The maximum exposure to credit risk, without taking into account of any collateral held at the end of the reporting period, is represented by the total amount of financial guarantee and carrying amount of the financial instruments which is exposed to credit risk in the consolidated statement of financial position.

Credit risk exposure relating to trade and other receivables and contract assets

The trade and other receivables are mainly from Japanese customers. An allowance for expected credit losses for trade and other receivables and contract assets is measured at an amount equal to the lifetime expected credit losses. The assets are grouped by each asset with similar characteristics of credit risks and expected credit losses are calculated based on historical default rates, concerning the current conditions and future economic environment. Expected credit losses for credit-impaired financial assets are calculated by each asset.

The NEC Group determines whether credit risk of financial assets has increased significantly since initial recognition by considering reasonable and supportable information. This information includes past information, external ratings, past due information, as well as forward-looking information.

The NEC Group determines that credit risk has increased significantly since initial recognition when, for example, a borrower falls under any of the following conditions:

•	The external rating of the borrower is deemed ineligible for investment.

•	The delinquency period exceeds 30 days.

The NEC Group defines that a default has occurred when a borrower falls under any of the following conditions:

•	It is judged that there is almost no possibility that the borrower pays obligations to the NEC Group without executing the security interest.

•	The delinquency period exceeds 90 days.

The NEC Group determines that a financial asset has been credit impaired when any of the following situations is confirmed:

•	Significant financial difficulty of the issuer or borrower.

•	A breach of contract, such as a default or past due event.

•

The lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider.

•	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

Credit risk exposure relating to trade receivables

The NEC Group’s credit risk exposure relating to trade receivables as of March 31, 2019 and 2020, is as follows:

	JPY (millions)
	Gross carrying amount of a financial asset	Allowance for expected credit losses	Carrying amount, net of allowance for expected credit losses
March 31, 2019	673,922	(8,366)	665,556
March 31, 2020	686,839	(7,343)	679,496

In determining whether the financial assets are credit-impaired, the NEC Group uses reasonable and substantiated information which is available without undue cost or effort. The NEC Group considers that the financial assets are not credit-impaired if the information provides counterevidence. Expected credit losses from other receivables, contract assets, other financial assets, and financial guarantee contracts are not significant and the table above does not include them.

The changes in allowance for expected credit losses on trade receivables for the fiscal years ended March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Beginning balance	7,771	8,366
Increase	2,495	1,144
Decrease (written off)	(1,438)	(978)
Decrease (reversal)	(568)	(660)
Others	106	(529)

Ending balance	8,366	7,343

Liquidity risk

Liquidity risk is the risk that the NEC Group encounters difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The NEC Group’s approach of managing liquidity is to ensure that it has sufficient liquidity to meet its liabilities when they are due. The NEC Group periodically updates forecasts of its future cash flows aiming to maintain the level of its cash and cash equivalents and the unused balance of commitment line of credit at an amount in excess of expected cash outflows on financial liabilities required for conducting its business.

The following are the remaining contractual maturities of financial liabilities as of March 31, 2019 and 2020. The amounts below include contractual interest payments and exclude the impact of netting agreements.

As of March 31, 2019

	JPY (millions)
	Carrying amount	Contractual cash flows	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
Non-derivative financial liabilities:
Trade and other payables	482,596	482,596	482,596	—	—	—	—	—
Accruals	52,775	52,775	52,775	—	—	—	—	—
Short-term borrowings	80,634	82,602	82,602	—	—	—	—	—
Commercial papers	30,000	30,000	30,000	—	—	—	—	—
Long-term borrowings	236,731	347,092	50,206	6,234	7,539	10,306	43,618	229,189
Bonds	199,441	203,186	706	55,631	555	55,449	30,283	60,562
Finance lease obligations	5,713	5,827	1,715	1,839	1,038	781	370	84
Derivative financial liabilities:
Forward exchange contracts	1,064	1,064	511	445	60	18	20	10

Total	1,088,954	1,205,142	701,111	64,149	9,192	66,554	74,291	289,845

As of March 31, 2020

	JPY (millions)
	Carrying amount	Contractual cash flows	Within one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
Non-derivative financial liabilities:
Trade and other payables	460,881	460,881	460,881	—	—	—	—	—
Accruals	56,795	56,795	56,795	—	—	—	—	—
Short-term borrowings	96,976	99,474	99,474	—	—	—	—	—
Long-term borrowings	223,248	332,170	6,051	6,741	44,501	43,678	3,864	227,335
Bonds	199,596	202,242	55,631	555	55,438	30,283	25,199	35,136
Lease liabilities	155,599	162,261	49,777	38,093	29,729	17,464	12,348	14,850
Derivative financial liabilities:
Forward exchange contracts	1,058	1,058	828	210	5	9	6	—

Total	1,194,153	1,314,881	729,437	45,599	129,673	91,434	41,417	277,321

It is not expected that the contractual cash flows included in the maturity analysis disclosed above could occur significantly earlier or at significantly different amounts.

However, certain long-term borrowings with an aggregate principal amount of 130,000 million JPY contain a covenant for early repayment, under which the NEC Group is able to make an early repayment of all (or part) of the principal during or after 2021, provided that certain conditions are met.

Market risk

Interest rate risk

Interest-bearing debts with floating interest rates, including long-term borrowings, are exposed to interest rate risk. The NEC Group may use interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk.

The following table shows the floating-rate financial liabilities of the NEC Group as of March 31, 2019 and 2020. Interest-bearing debts with floating rates that are fixed rates in substance under interest rate swap contracts are excluded from the amounts.

	JPY (millions)
	2019	2020
	Carrying amount	Carrying amount
Long-term borrowings (floating rates)	67,407	65,671

Sensitivity analysis for financial instruments with floating rates

An increase of 1% in interest rates on the financial instruments with floating rates at the end of the reporting period would have decreased profit before income taxes by the amounts shown below. The amounts are calculated by multiplying the balance of financial liabilities with the floating rate held by the NEC Group at the end of the reporting period (except for those with floating rates that are fixed rates in substance under interest rate swap contracts) by 1% and assuming that all other variables, in particular foreign current exchange rates, remain constant. The analysis applies the same assumptions in each fiscal year.

	JPY (millions)
	2019	2020
Profit before income taxes	(674)	(657)

Foreign currency risk

The NEC Group operates its business globally and is exposed to the risk of fluctuation in foreign exchange rates. The NEC Group mitigates foreign currency risk exposures to an extent possible by offsetting trade receivables and payables denominated in the same foreign currencies and conducting hedge transactions mainly on the remaining net exposures and net forecast transaction exposures using forward exchange contracts.

The NEC Group’s exposure to foreign currency risk as of March 31, 2019 and 2020, is as follows:

	(Thousands of U.S. dollars and euros)
	2019		2020
	U.S. dollars	Euros	U.S. dollars	Euros
Trade receivables	389,194	38,970	310,704	5,883
Trade payables	(333,677)	(34,602)	(290,909)	(9,025)
Forward exchange contracts	37,768	(72,337)	(337,754)	(22,349)

Net exposure	93,285	(67,969)	(317,959)	(25,491)

Sensitivity analysis for foreign exchange rates

Strengthening of the JPY by 1% against the U.S. dollar and euro at the end of the reporting period would have increased or decreased profit before income taxes by the amounts shown below.

This analysis assumes that all other variables, such as interest rates, remain constant.

	JPY (millions)
	2019	2020
	Profit before income taxes	Profit before income taxes
U.S. dollars (1% strengthening of the JPY)	(104)	346
Euros (1% strengthening of the JPY)	85	30

Equity price risk

The NEC Group holds listed equity instruments of parties with which the NEC Group has a business relationship, and, therefore, is exposed to the risk of fluctuation in prices of equity instruments. The equity instruments are held for if the NEC Group determines that it will contribute to the increase of the mid- to long-term corporate value of the NEC Group after comprehensive consideration of its management strategy, the relationships with business partners and other circumstances.

Sensitivity analysis for fluctuation in equity prices

An increase or decrease of 1% in equity prices based on the price risk of equity instruments at the end of the reporting period would have increased or decreased other components of equity (before tax) by the amounts shown below.

	JPY (millions)
	2019	2020
Increase or decrease of 1% in equity prices	1,290	943

Fair value measurement

Fair value hierarchy

Hierarchy and classification used for the fair value measurement for financial assets and liabilities measured at fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices classified into Level 1 that are observable for the financial asset or liability, either directly or indirectly

Level 3: Unobservable inputs that are not based on observable market data

The NEC Group recognizes transfers between levels of the fair value hierarchy when a triggering event of the change has occurred.

Basis of the fair value measurement for financial instruments

Cash and cash equivalents, trade and other receivables, trade and other payables, and accruals: The fair value is determined as equal or close to the carrying amount since they are to be settled in a short term.

The fair value of loans is measured by discounting estimated future cash flows to the present value based on an interest rate that takes into account the remaining period to the maturity date and credit risk.

Of available-for-sale financial assets, equity instruments designated as measured at fair value through other comprehensive income, and financial assets measured at fair value through profit or loss, the fair value of listed equity instruments is determined using a quoted market price at an exchange. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method or other appropriate valuation methods. Price book-value ratio (PBR) of a comparable company is used as a significant unobservable input in the fair value measurement of the equity securities with no active market. The fair value increases (decreases) as the PBR of a comparable company rises (declines).

Among the fair values of derivative assets and liabilities, forward exchange contracts are determined using quoted forward exchange rates at the end of the fiscal year, while interest rate swaps are calculated as the present value of the estimated future cash flows based on the interest rate at the end of the reporting period.

The fair values of short-term borrowings and long-term borrowings (current portion) are determined as the carrying amount, as the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. The fair value of long-term borrowings (excluding the current portion) is calculated as the present value of the estimated future cash flows, based on the expected interest rate at which a similar new borrowing was made.

The fair value of bonds is determined based on the quoted market price in a non-active market.

The carrying amounts and fair values of financial assets and liabilities as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at amortized cost:
Cash and cash equivalents	278,314	278,314	359,252	359,252
Trade and other receivables	734,431	734,431	737,484	737,484
Others	46,907	46,907	45,576	45,576

Financial liabilities measured at amortized cost:
Trade and other payables	482,596	482,596	460,881	460,881
Short-term borrowings	80,634	80,634	96,976	96,976
Commercial papers	30,000	30,000	—	—
Current portion of long-term borrowings	48,044	48,044	3,029	3,029
Bonds	199,441	201,107	199,596	200,425
Long-term borrowings	188,687	189,637	220,219	220,879
Accruals	52,775	52,775	56,795	56,795
Others	17,987	17,987	12,412	12,412

Regarding the fair value hierarchy of assets and liabilities (except for those whose fair value is determined as equal or close to the carrying amount) presented in the table above, bonds are categorized as Level 2 and long-term borrowings are categorized as Level 3.

Additionally, accruals that are categorized as financial instruments do not include accruals for employee benefit and accruals by statutory requirements.

Financial assets and liabilities measured at fair value on a recurring basis by fair value category as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
As of March 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	344	4,257	4,601
Equity instruments designated as measured at fair value through other comprehensive income	129,024	—	75,752	204,776
Financial liabilities measured at fair value through profit or loss	—	1,064	—	1,064

	JPY (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	1,578	10,531	12,109
Equity instruments designated as measured at fair value through other comprehensive income	94,273	—	72,952	167,225
Financial liabilities measured at fair value through profit or loss	—	1,058	—	1,058

There were no significant financial assets or liabilities that were transferred between levels during the fiscal years ended March 31, 2019 and 2020.

Level 3 fair value

Financial assets classified into Level 3 mainly consist of unquoted equity instruments. The fair value of significant unquoted equity instruments is measured by using comparable company valuation multiples and other appropriate valuation techniques. For the financial assets classified into Level 3, changes of unobservable inputs to reasonably possible alternative assumptions are not expected to cause significant changes in the fair value of those financial assets. Further, fair value measurements of financial assets and liabilities classified into Level 3 are reviewed and approved by the personnel responsible in the accounting department based on relating internal regulations. The significant changes in Level 3 assets measured at fair value on a recurring basis for the fiscal year ended March 31, 2019 and 2020, are mainly due to purchase of equity instruments designated as measured at fair value through other comprehensive income, and purchase of equity instruments measured at fair value through profit or loss, respectively.

Equity instruments designated as financial assets measured at fair value through other comprehensive income

The NEC Group designates long-term stock holdings for the purpose of maintaining and strengthening relationship with its business partners and expanding its revenue base as equity instruments measured at fair value through other comprehensive income. The NEC Group, in principle, makes an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in equity instruments, except those in the form of venture capital investment. The fair value and dividend income of equity instruments designated as measured at fair value through other comprehensive income and recognized in other financial assets are 204,776 million JPY and 4,732 million JPY, respectively, for the fiscal year ended March 31, 2019, and 167,225 million JPY and 4,426 million JPY, respectively, for the fiscal year ended March 31, 2020. Of equity instruments designated as measured at fair value through other comprehensive income, derecognized amount of the fair value is not significant for the fiscal years ended March 31, 2019 and 2020. Also, of equity instruments designated as measured at fair value through other comprehensive income, derecognized amount of accumulated gains and losses is not significant for the fiscal years ended March 31, 2019 and 2020.

Equity instruments designated as measured at fair value through other comprehensive income classified as Level 1 in the fair value hierarchy as of March 31, 2019 and 2020, include the following:

	JPY (millions)
	2019	2020
Hua Hong Semiconductor Ltd.	25,768	19,745
Sumitomo Electric Industries, Ltd.	10,154	7,869
Sumitomo Mitsui Trust Holdings, Inc.	5,203	4,088
Tokyo Broadcasting System Holdings, Inc.	4,881	3,623
COMSYS Holdings Corporation	4,253	3,919
MS&AD Insurance Group Holdings, Inc.	4,211	3,325
DAIKIN INDUSTRIES, LTD	2,961	3,007
MEIDENSHA CORPORATION	2,649	2,832
Seven Bank, Ltd.	3,270	2,790

Equity instruments designated as measured at fair value through other comprehensive income classified as Level 3 in the fair value hierarchy as of March 31, 2019 and 2020, include the following:

	JPY (millions)
	2019	2020
JECC Corporation	35,680	36,788
Dalian Hi-Think Computer Technology Corp.	15,391	11,211
BostonGene Corporation	5,550	5,986

Hedge accounting

There were no significant transactions to which hedge accounting was applied.

Other financial assets and other financial liabilities

A breakdown of other financial assets and other financial liabilities as of March 31, 2019 and 2020, is as follows:

	JPY (millions)
	2019	2020
Financial assets measured at amortized cost:
Deposits	1,897	496
Others	45,010	45,080
Financial assets measured at fair value through other comprehensive income:
Equity instruments	204,776	167,225
Financial assets measured at fair value through profit or loss:
Equity instruments	4,257	10,531
Others	344	1,578

Total	256,284	224,910

Other financial assets-current	5,875	5,584
Other financial assets-non-current	250,409	219,326

Total	256,284	224,910

Financial liabilities measured at amortized cost:
Deposits received	5,984	5,636
Long-term accounts payable	39,713	39,793
Others	16,825	10,910
Financial liabilities measured at fair value through profit or loss:
Others	1,064	1,058

Total	63,586	57,397

Other financial liabilities-current	16,169	14,995
Other financial liabilities-non-current	47,417	42,402

Total	63,586	57,397

33.	Leases

Fiscal years ended March 31, 2018 and 2019

The NEC Group is a lessee under several operating leases, primarily for buildings and vehicles. Future minimum lease payments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2019, were as follows:

JPY (millions)
2019
Within one year	17,139
Between one year and five years	35,464
After five years	10,892

Total	63,495

Minimum lease payments under operating leases recognized as expenses for the fiscal years ended March 31, 2018 and 2019, were 35,109 million JPY and 36,933 million JPY, respectively.

Fiscal year ended March 31, 2020

The nature of the leasing activities

The NEC Group, as a lessee, leases mainly buildings and land (“property”) for its office space and vehicles for its administrative and sales functions. Certain of these property leases include options to extend the lease term after the end of the lease period exercisable by the NEC Group to obtain operational flexibility. There are no significant restrictions or covenants, such as those restricting additional debts and further leasing, imposed by leases. The vast majority of the building lease contracts, especially for those entered into for the use in the domestic businesses, contain extension options exercisable at the discretion of the NEC Group, and only lease payments for the duration of the lease term that is a period covered by the options which the NEC Group is reasonably certain to exercise are included in measuring the lease liability.

Expenses, and cash outflows related to lease arrangements for the fiscal year ended March 31, 2020, are as follows:

JPY (millions)
2020
Depreciation expense for right-of-use assets by the class of underlying asset
Property	50,366
Machinery and equipment	1,076
Tools, furniture and fixtures	2,475

Total	53,917

Interest expense on lease liabilities	2,375
Expense relating to short-term leases	4,578
Expense relating to leases of low-value assets	4,934
Total cash outflow for leases	65,339

The carrying amount of right-of-use assets by class of underlying asset as of March 31, 2020 are as follows:

JPY (millions)
2020
Property	141,092
Machinery and equipment	1,950
Tools, furniture and fixtures	7,640

Total	150,682

Additions to right-of-use assets amounted to 31,000 million JPY for the fiscal year ended March 31, 2020.

The future cash outflows to which the NEC Group is potentially exposed that are not reflected in the measurement of lease liabilities, arising from leases not yet commenced to which the NEC Group is committed, as of March 31, 2020, are 7,712 million JPY.

Maturity analysis of lease liabilities is disclosed in Note 32, “Financial Instruments”.

34.	Related Parties

In the ordinary course of business, the NEC Group purchases from and sells to its related parties materials, supplies, and services. Such related parties include associates and joint ventures accounted for using the equity method.

Transactions with related parties

Other than those purchase and sales transaction entered into in the ordinary course of business that are summarized in the table below, there were no significant transactions between the NEC Group and its related parties for the fiscal years ended March 31, 2018, 2019, and 2020.

Purchases from and sales to related parties for the fiscal years ended March 31, 2018, 2019, and 2020 are as follows:

	JPY (millions)
	2018	2019	2020
Purchases	131,988	163,514	147,255
Sales	170,113	182,986	150,591

Balances of trade and other receivables due from related parties and trade and other payables due to related parties as of March 31, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Trade and other receivables	14,331	25,270
Trade and other payables	42,442	39,545

Key management personnel compensation

Key management personnel are defined as the NEC’s board of directors and members of the audit and supervisory board. The compensation for the key management personnel for the fiscal years ended March 31, 2018, 2019, and 2020, is as follows:

	JPY (millions)
	2018	2019	2020
Basic compensation	341	345	402
Bonuses	113	168	217
Stock compensation	26	44	375

Total	480	557	994

35.	Commitments

The amounts of contractual commitments for the purchases of property, plant and equipment as of March 31, 2019 and 2020, are 2,006 million JPY and 1,856 million JPY, respectively.

The amounts of contractual commitments for the purchases of intangible assets as of March 31, 2019 and 2020, are 636 million JPY and 552 million JPY, respectively.

36.	Contingencies

The Company and certain of its subsidiaries are subject to legal proceedings, including civil litigations related to trade, tax, products, or intellectual properties, and governmental investigations. The Company has been dealing with the various litigations and investigations. Depending upon the outcome of these proceedings, the Company and certain of its subsidiaries may be subject to fines, and accordingly, the Company has accrued for certain probable and reasonable estimated amounts for the fines as it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

It is difficult to predict the outcome of these actions and proceedings, given that certain of the investigations and legal proceedings are still at an early stage and present novel legal theories, involving a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred.

37.	Subsequent Events

Issuance of Unsecured Straight Bonds

The Company announced the terms for the issuance of its 56th, 57th and 58th series of Unsecured Straight Bonds on April 17, 2020 for the purpose of funding the scheduled redemption of the outstanding straight bonds. All series were issued at par on April 23, 2020, and have, as a financial covenant, a negative pledge clause (with an inter-bond pari passu clause). The information about the aggregate notional amount, coupon rate and maturity date is as follows:

Series	Aggregate notional amount (million JPY)	Coupon rate (per annum)	Maturity date
56th	10,000	0.280%	April 21, 2023
57th	15,000	0.400%	April 23, 2025
58th	10,000	0.540%	April 23, 2030

Issuance of New Shares and Disposition of Treasury Shares by Way of Third-Party Allotment

The Company resolved, at the meeting of its board of directors as of June 25, 2020, as part of a broader capital and business alliance with the NTT group, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to Nippon Telegraph and Telephone Corporation by way of third-party allotment. The payment for the shares is scheduled on July 10, 2020; however, the terms are subject to the effectiveness of the securities registration statement under the Financial Instruments and Exchange Act of Japan.

38.	Impact of Changes in Accounting Policies

Application of IFRS 16, “Leases”

During the fiscal year ended March 31, 2020, the NEC Group has adopted IFRS 16. The comparative information has not been restated using the transition method under IFRS 16 and the cumulative effect of the adoption of IFRS 16 is recognized as of the date of initial application on April 1, 2019.

The NEC Group elected to not to reassess whether a contract is, or contains, a lease at the date of initial application using a practical expedient of IFRS 16. Accordingly, the NEC Group grandfathers its previous assessment of whether a contract is, or contains, a lease based on IAS 17 and IFRIC 4, “Determining whether an Arrangement Contains a Lease.” In addition, the adoption of IFRS 16 did not have a significant effect on the retained earnings at the beginning of fiscal year ended March 31, 2020.

Leases previously classified as operating leases applying IAS 17

In transitioning to IFRS 16, the NEC Group has elected to apply the following practical expedient for leases previously classified as operating leases applying IAS 17:

•

As an alternative to performing an impairment review, the NEC Group relied on its assessment of whether leases were onerous by applying IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” immediately before the date of initial application.

•	The NEC Group elected not to recognize right-of-use assets and lease liabilities for leases for which the lease term ends within 12 months of the date of initial application.

•	The NEC Group excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application.

In addition, at the date of initial application, the lease liabilities were measured at the present value of the remaining lease payments discounted using the NEC Group’s incremental borrowing rate. The weighted average of the lessee’s incremental borrowing rates was 1.3%.

Leases previously classified as finance leases applying IAS 17

For leases that the NEC Group as a lessee previously classified as finance leases applying IAS 17, the carrying amounts of the right-of-use assets and the lease liabilities at the date of initial application were the carrying amounts of the leased assets and the lease liabilities immediately before that date measured applying IAS 17.

The following is a reconciliation of non-cancellable operating lease commitments applying IAS 17 as of March 31, 2019, and the lease liabilities recognized at the date of initial application:

JPY (millions)
Non-cancellable operating lease commitments discounted using the incremental borrowing rate as of April 1, 2019	59,469
Finance lease obligations as of March 31, 2019	5,713
Cancellable operating lease contracts	81,800
Extension options reasonably certain to be exercised	33,849

Lease liabilities as of April 1, 2019	180,831

The right-of-use assets recognized for leases previously classified as operating leases applying IAS 17 at the date of initial application were 175,716 million JPY.

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Incorporation, as amended to date (English Translation)*

1.2	Rules of the Board of Directors, as amended to date (English Translation)*

2.1	Description of our Common Stock (see “Item 10.B. Memorandum and Articles of Incorporation—Description of our Common Stock”)

8.1	List of Subsidiaries (see “Item 4.C. Information on the Company—Organizational Structure”)

12.1	CEO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

12.2	CFO Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Incorporated by reference to our registration statement on Form 20-F (No. 000-12713) filed on June 22, 2020.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEC Corporation

By:	/s/ Takashi Niino
Name: Takashi Niino Title: President

Date: June 30, 2020